UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of February, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2021 Annual Accounts
2
•Account Auditor's Report, Annual Financial Statements and Management Report of Telefónica, S.A., all for the Fiscal Year 2021.
•Account Auditor's Report, Annual Financial Statements and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2021.

Telefónica, S.A.

Auditor´s report
Annual accounts at December 31, 2021
Management report

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the annual accounts

To the shareholders of Telefónica, S.A.:

Report on the annual accounts

Opinion

We have audited the annual accounts of Telefónica, S.A. (the Company), which comprise the balance sheet as at 31 December 2021, and the income statement, statement of changes in equity, cash flow statement and related notes for the year then ended.

In our opinion, the accompanying annual accounts present fairly, in all material respects, the equity and financial position of the Company as at 31 December 2021, as well as its financial performance and cash flows for the year then ended, in accordance with the applicable financial reporting framework (as identified in note 2.a of the notes to the annual accounts), and in particular, with the accounting principles and criteria included therein.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the annual accounts* section of our report.

We are independent of the Company in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es
1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290 pwc

Telefónica, S.A.

Key audit matters	How our audit addressed the key audit matters
Measurement of investments in Group companies	
A relevant part of Telefónica, S.A.'s assets consist of equity investments in Group companies. As described in note 8, non-current investments in Group companies and associates (equity instruments) amount to €54,929 million at 31 December 2021. To assess if there is an impairment in the investments in Group companies, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value might not be fully recoverable. Management determine the recoverable amount at the lower of the fair value less costs to sell and the value in use to which the investment relates. As described in notes 4.c) and 8.2, when the recoverable amount is determined by calculating the present value of future cash flows from the investments, management refers to the strategic plans approved by the Board of Directors. Management´s cash flows projections involved significant judgements when considering key assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries. As described in note 8.2, a write down of impairment provision of €4,574 million has been recognised in the income statement for the year. We identify this as a key audit matter due to the significant judgements made my management when estimating the key assumptions that supports the recoverable amount of the investments in Group companies which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.	We have performed audit procedures, assisted by our valuation experts, on the process followed by the directors and management to determine the recoverable amount, fair value less cost to sell or value in use of investments in Group companies, including: • Understanding of the control environment, assessment and verification of the relevant controls over the Telefónica Group's process for calculating the present value of future cash flows from investments in Group companies. • Verification of the consistency of the data used in the calculation of the value in use with respect to the strategic plans approved by the Board of Directors. • Analysis of the degree budget achievement. • Assessment of the significant assumptions employed to determine the recoverable amount, testing reasonableness and consistency based on a comparison with external market and industry data. • Evaluation of the adequacy of the disclosures included in the annual accounts in accordance with the applicable legislation. Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the value of investments in Group companies are consistent with the information contained in the accompanying annual accounts.

2

pwc

Telefónica, S.A.

Other information: Management report

Other information comprises only the management report for the 2021 financial year, the formulation of which is the responsibility of the Company's directors and does not form an integral part of the annual accounts.

Our audit opinion on the annual accounts does not cover the management report. Our responsibility regarding the management report, in accordance with legislation governing the audit practice, is to:

a) Verify only that the certain information included in the Annual Corporate Governance Report and the Annual Report on Remuneration of the Directors, as referred to in the Auditing Act, has been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b) Evaluate and report on the consistency between the rest of the information included in the management report and the annual accounts as a result of our knowledge of the Company obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the management report is consistent with that contained in the annual accounts for the 2021 financial year, and its content and presentation are in accordance with applicable regulations.

The directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the equity, financial position and financial performance of the Company, in accordance with the financial reporting framework applicable to the entity in Spain, and for such internal control as the aforementioned directors determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The audit commission is responsible for overseeing the process of preparation and presentation of the annual accounts.

Auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

3

Telefónica, S.A.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the entity's audit commission regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the entity's audit commission with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the aforementioned those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the entity's audit commission, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

4

Telefónica, S.A.

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital file of the European single electronic format (ESEF) of Telefónica, S.A. for the 2021 financial year that comprises an XHTML file of the annual accounts for the financial year, which will form part of the annual financial report.

The directors of Telefónica, S.A. are responsible for presenting the annual financial report for 2021 financial year in accordance with the formatting requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation). In this regard, the Annual Corporate Governance Report and the Annual Report on Remuneration of the Directors have been incorporated by reference in the management report.

Our responsibility is to examine the digital file prepared by the Company's directors, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the annual accounts included in the aforementioned file completely agrees with that of the annual accounts that we have audited, and whether the format of these accounts has been affected, in all material respects, in accordance with the requirements established in the ESEF Regulation.

In our opinion, the digital file examined completely agrees with the audited annual accounts, and these are presented, in all material respects, in accordance with the requirements established in the ESEF Regulation.

Report to the audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the audit commission of the Company dated 22 February 2022.

Appointment period

The General Ordinary Shareholders' Meeting held on 23 April 2021 appointed us as auditors for a period of one year, for the year ended 31 December 2021.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for a period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the audited entity for services other than the audit of the accounts are disclosed in note 20.g) to the annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Virginia Arce Peralta (16096)

25 February 2022

5

Telefónica, S. A.

Telefónica

Annual financial statements and management report

for the year ended December 31, 2021

2021

Financial Statements 2021

Financial Statements 2021
Telefónica, S.A.
Balance sheet at December 31

Millions of euros
ASSETS	Notes	2021	2020
NON-CURRENT ASSETS		60,476	66,866
Intangible assets	5	21	20
Software		7	8
Other intangible assets		14	12
Property, plant and equipment	6	136	145
Land and buildings		85	92
Plant and other property, plant and equipment items		49	50
Property, plant and equipment under construction and prepayments		2	3
Investment property	7	314	318
Land		100	100
Buildings		214	218
Non-current investments in Group companies and associates	8	55,067	59,368
Equity instruments		54,929	58,754
Loans to Group companies and associates		131	590
Other financial assets		7	24
Financial investments	9	3,929	4,900
Equity instruments	9	348	320
Derivatives	16	2,675	3,474
Other financial assets	9	906	1,106
Deferred tax assets	17	1,009	2,115
CURRENT ASSETS		11,399	15,369
Net assets held for sale	8	—	268
Trade and other receivables	10	333	282
Current investments in Group companies and associates	8	3,698	9,608
Loans to Group companies and associates		3,641	9,550
Derivatives	16	9	19
Other financial assets		48	39
Investments	9	1,550	2,167
Loans to companies		53	1,014
Derivatives	16	751	1,149
Other financial assets		746	4
Current deferred expenses		11	14
Cash and cash equivalents		5,807	3,030
TOTAL ASSETS		71,875	82,235
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

Individual Annual Report 2021	Telefónica, S. A.	3

Financial Statements 2021

Millions of euros
EQUITY AND LIABILITIES	Notes	2021	2020
EQUITY		22,754	22,948
CAPITAL AND RESERVES		22,713	23,563
Share capital	11	5,779	5,526
Share premium	11	4,233	4,538
Reserves	11	13,041	15,660
Legal & Statutory		1,096	1,101
Other reserves		11,945	14,559
Treasury shares and own equity instruments	11	(546)	(476)
Profit (Loss) for the year	3	206	(1,685)
UNREALIZED GAINS (LOSSES) RESERVE	11	41	(615)
Financial assets at fair value with changes though equity		(52)	(124)
Hedging instruments		93	(491)
NON-CURRENT LIABILITIES		38,740	45,563
Non-current provisions	18	660	705
Non-current borrowings	12	2,818	5,765
Bank borrowings	14	415	1,392
Derivatives	16	1,824	4,025
Other debts		579	348
Non-current borrowings from Group companies and associates	15	35,141	38,900
Deferred tax liabilities	17	91	151
Long term deferred revenues		30	42
CURRENT LIABILITIES		10,381	13,724
Current provisions	18	30	26
Current borrowings	12	1,782	1,206
Bonds and other marketable debt securities	13	30	269
Bank borrowings	14	1,416	318
Derivatives	16	336	578
Other financial liabilities	14	—	41
Current borrowings from Group companies and associates	15	8,364	12,263
Trade and other payables	18	191	217
Current deferred revenues		14	12
TOTAL EQUITY AND LIABILITIES		71,875	82,235
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

Individual Annual Report 2021	Telefónica, S. A.	4

Financial Statements 2021
Telefónica, S.A.
Income statements for the years ended December 31

Millions of euros	Notes	2021	2020
Revenue	19	6,426	10,750
Rendering of services to Group companies and associates		432	455
Rendering of services to non-group companies		15	17
Dividends from Group companies and associates		5,943	10,257
Interest income on loans to Group companies and associates		36	21
Impairment and gains (losses) on disposal of financial instruments	8	(4,411)	(11,133)
Impairment losses and other losses		(4,574)	(10,956)
Gains (losses) on disposal and other gains and losses		163	(177)
Other operating income	19	55	57
Non-core and other current operating revenue - Group companies and associates		36	29
Non-core and other current operating revenue - non-group companies		19	28
Employees benefits expense	19	(212)	(204)
Wages, salaries and others		(180)	(172)
Social security costs		(32)	(32)
Other operational expense		(417)	(414)
External services - Group companies and associates	19	(97)	(83)
External services - non-group companies	19	(292)	(314)
Taxes other than income tax		(28)	(17)
Depreciation and amortization	5, 6 and 7	(27)	(27)
OPERATING PROFIT (LOSS)		1,414	(971)
Finance revenue	19	423	375
Finance costs	19	(1,544)	(1,971)
Change in fair value of financial instruments		(50)	—
Loss on financial assets at fair value with changes through equity	9 and 11	(50)	—
Exchange rate gains (losses)	19	5	601
NET FINANCIAL EXPENSE		(1,166)	(995)
PROFIT (LOSS) BEFORE TAX	21	248	(1,966)
Income tax	17	(42)	281
PROFIT (LOSS) FOR THE YEAR		206	(1,685)
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these income statements

Individual Annual Report 2021	Telefónica, S. A.	5

Financial Statements 2021
Telefónica, S.A.
Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense
Millions of euros	Notes	2021	2020
Profit (Loss) for the period		206	(1,685)
Total income and expense recognized directly in equity	11	1,218	(818)
From valuation of financial assets at fair value with impact in equity		122	(76)
From cash flow hedges		1,461	(990)
Income tax impact		(365)	248
Total amounts transferred to income statement	11	(562)	527
From valuation of financial assets at fair value with changes through equity		(50)	—
From cash flow hedges		(683)	702
Income tax impact		171	(175)
TOTAL RECOGNIZED INCOME AND EXPENSE		862	(1,976)
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31
Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit (Loss) for the year	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2019	5,192	14,979	(766)	5,740	(324)	24,821
Total recognized income and expense	—	—	—	(1,685)	(291)	(1,976)
Transactions with shareholders and owners	334	(1,248)	290	—	—	(624)
Dividends paid (Note 11)	334	(1,048)	—	—	—	(714)
Other transactions with shareholders and owners	—	(200)	290	—	—	90
Other movements	—	727	—	—	—	727
Appropriation of prior year profit (loss)	—	5,740	—	(5,740)	—	—
Balance at December 31, 2020	5,526	20,198	(476)	(1,685)	(615)	22,948
Total recognized income and expense	—	—	—	206	656	862
Transactions with shareholders and owners	253	(1,239)	(70)	—	—	(1,056)
Capital decreases (Note 11)	(83)	(305)	388	—	—	—
Dividends paid (Note 11)	336	(935)	—	—	—	(599)
Other transactions with shareholders and owners	—	1	(458)	—	—	(457)
Appropriation of prior year profit (loss)	—	(1,685)	—	1,685	—	—
Balance at December 31, 2021	5,779	17,274	(546)	206	41	22,754
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

Individual Annual Report 2021	Telefónica, S. A.	6

Financial Statements 2021
Telefónica, S.A.
Cash flow statements for the years ended December 31

Millions of euros	Notes	2021	2020
A) CASH FLOWS FROM OPERATING ACTIVITIES		11,148	3,604
Profit (Loss) before tax		248	(1,966)
Adjustments to net results:		(331)	1,880
Depreciation and amortization	5, 6 and 7	27	27
Impairment of investments in Group companies and associates	8	4,574	10,956
Change in long term provisions		44	3
Gains on the sale of financial assets	8	(163)	177
Dividends from Group companies and associates	19	(5,943)	(10,257)
Interest income on loans to Group companies and associates	19	(36)	(21)
Net financial expense		1,166	995
Change in working capital		(26)	21
Trade and other receivables		7	23
Other current assets		(28)	17
Trade and other payables		(5)	(19)
Other cash flows from operating activities	21	11,257	3,669
Net interest paid		(1,431)	(614)
Dividends received and other		12,520	3,741
Income tax receipts		168	542
B) CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES	21	865	(880)
Payments on investments		(12,410)	(6,369)
Proceeds from disposals		13,275	5,489
C) CASH FLOWS USED IN FINANCING ACTIVITIES		(9,208)	(3,324)
Proceeds from equity instruments		—	283
(Payments) / Proceeds from financial liabilities	21	(8,113)	(2,549)
Debt issues		3,518	5,135
Repayment and redemption of debt		(11,631)	(7,684)
Acquisition of treasury shares	11	(478)	(234)
Dividends paid	21	(617)	(824)
D) NET FOREIGN EXCHANGE DIFFERENCE		(28)	(6)
E) NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		2,777	(607)
Cash and cash equivalents at January 1		3,030	3,637
Cash and cash equivalents at December 31		5,807	3,030
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.

Individual Annual Report 2021	Telefónica, S. A.	7

Financial Statements 2021
Telefónica, S.A.
Annual financial statements for the ended December 31, 2021

Individual Annual Report 2021	Telefónica, S. A.	8

Financial Statements 2021
Note 1. Introduction and general information
Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.
The Company’s registered office is at Gran Vía 28, Madrid (Spain) and its Employer Identification Number (CIF) is A-28/015865.
Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.
The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Individual Annual Report 2021	Telefónica, S. A.	9

Financial Statements 2021
Note 2. Basis of presentation
a) True and fair view
These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree (RD) 602/2016, dated December 2, 2016, and by Royal Decree (RD) 1/2021, dated January 12, 2021, and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, income statements and of the cash flows obtained and applied in 2021.
The accompanying financial statements for the year ended December 31, 2021 were prepared by the Company’s Board of Directors at its meeting on February 23, 2022 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.
b) Comparison of information
Changes in accounting policies as a result of Royal Decree 1/2021
In January 2021, Royal Decree 1/2021 (“RD 1/2021”), dated January 12, was published, amending the General Accounting Plan approved by Royal Decree 1514/2007, dated November 16 (among others). Subsequently, as a consequence of the aforementioned RD 1/2021, a resolution of the Spanish Accounting and Auditing Institute (ICAC) was published, issuing requirements for the recognition, measurement and preparation of annual financial statements of revenues from the sale of goods and rendering of services to customers (hereinafter "Resolution on revenue recognition").
The main differences between the accounting and classification requirements used in fiscal year 2020 and those applied in fiscal year 2021 under the RD 1/2021 and the Resolution on revenue recognition, which have affected the Company, are described below.

Classification and measurement of financial instruments

Under the new requirements, financial instruments are now classified on the basis of both the entity's business model for managing the financial instruments and their contractual cash flow characteristics.
Financial assets are classified in the following categories:
•Fair value through income statement: This category includes the previous portfolios of "Financial assets held for trading" and "Other financial assets at fair value through profit or loss" and, if applicable, those financial assets that are optionally selected at initial recognition to eliminate accounting mismatches. This category includes all financial assets unless they should be classified in another category.
•Amortized cost: This category includes the previous portfolios of "Loans and receivables" and "Held-to-maturity financial assets" to the extent that they are held for the purpose of collecting contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
•Fair value through equity: This category includes those loans held within a business model whose objective is achieved by both (a) collecting contractual cash flows that are solely payments of principal and interest or (b) selling them, similarly to the previous available-for-sale financial asset category. It also includes the optional designation at initial recognition of certain investments in equity instruments that previously formed the available-for-sale financial instruments portfolio.
•Cost: This category mainly includes investments in Group companies, associates and jointly controlled entities.

Individual Annual Report 2021	Telefónica, S. A.	10

Financial Statements 2021
The classification of financial liabilities has two main categories:
•Amortized cost: This category includes all financial liabilities except those that must be measured at fair value through profit or loss. Therefore, it includes the previous portfolios of "Loans and payables" and "Trade and non-trade payables".
•Fair value through income statement: This category mainly includes the previous portfolios of "Financial liabilities held for trading" and "Other financial liabilities at fair value through profit or loss".
In accordance with the transitional provisions of RD 1/2021, the Company elected to apply the new requirements considering January 1, 2021 as the transition date, without restating the 2020 figures presented in the 2021 financial statements for comparative purposes. However, in application of Transitional Provision 2, paragraph 6 e) and for presentation purposes only, the Company has reclassified the items affected in order to disclose the previous year balances adapted to the new presentation criteria. Consequently, the equity instruments previously classified as available-for-sale financial assets, amounting to 320 million euros at January 1, 2021, have been reclassified to the new category of financial assets at fair value with changes through equity (see Note 9).
In addition to this, the Company has used the following practical expedients provided for in the Second Transitional Provision of RD 1/2021:
a.    For assets and liabilities at amortized cost, the Company has opted to consider the carrying amount at the end of the previous year as their amortized cost at the beginning of the year in which the new requirements are effective.
b.    For the purposes of classifying its financial assets upon first-time adoption of the new requirements, the Company has elected to assess its business model based on the facts and circumstances present at that date and has used prospective application.
As regards derivatives and hedges, for those contracts in force at January 1, 2021 that met the requirements for hedge accounting in accordance with the previous requirements in PGC 2007 and also meet the new requirements in RD 1/2021, after taking into account any adjustment of the hedging relationship at January 1, 2021, the Company has considered these contracts as a continuation of the hedging relationships already existing at the transition date.
The application of the new classification and measurement criteria included in RD 1/2021 has had no impact on the Company's equity.
Revenues from sales and services rendered
The new requirements are based on the core principle that revenue is recognized when control of promised goods or services is transferred to a customer for an amount that reflects the consideration to which the entity expects to be entitled - thus the concept of control, as a main principle, replaces the concept of risks and rewards.
In order to apply the above core principle, these steps are followed:
1.identify the contracts with a customer;
2.identify the performance obligations;
3.determine the transaction price;
4.allocate the transaction price to the performance obligations identified; and
5.recognize revenue when (or as) the entity satisfies each performance obligation.
Due to the nature of the Company's core business, the differences between the accounting and classification requirements used in 2020 and those applied in 2021 under the new revenue recognition model are not significant, and therefore the application of the new criteria required by the Resolution on revenue recognition has had no impact on equity. The Company has considered the information to be disclosed in the notes to the financial statements regarding revenue transactions.
c) Materiality
These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the PGC 2007 conceptual framework.
d) Use of estimates
The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established based on these estimates. The Company periodically reviews these estimates.
A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.

Individual Annual Report 2021	Telefónica, S. A.	11

Financial Statements 2021
Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.
Provisions for impairment of investments in Group companies and associates
Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In Note 8.2 it is assessed the impairment of these investments.
There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Deferred taxes
The Company assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in terms of tax within the legal framework the Company is subject to. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, the expected outcome from pending lawsuits affecting the estimations as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.
The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation, the outcome of ongoing tax proceedings or unforeseen future transactions that could affect tax balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in Note 17.

Individual Annual Report 2021	Telefónica, S. A.	12

Financial Statements 2021
Note 3. Proposed appropriation of net results
Telefónica, S.A. obtained 206 million euros of profit in 2021.
Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2021 net results for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	206
Distribution to:
Legal reserve	21
Unrestricted reserves	185

Individual Annual Report 2021	Telefónica, S. A.	13

Financial Statements 2021
Note 4. Recognition and measurement accounting policies
As stated in Note 2, the Company’s financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), modified by RD 602/2016 and RD 1/2021 as well as any commercial regulation in force at the reporting date.
Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company’s activities as a holding.
a) Intangible assets
Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software licenses, which are generally amortized on a straight-line basis over three years.
b) Property, plant and equipment and investment property
Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.
The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and office equipment	10
Other items of property, plant and equipment	4 - 10
Investment property is measured and depreciated using the same criteria described for land and buildings for own use.
c) Impairment of non-current assets
Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value, using a post-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
Telefónica bases the calculation of impairment on the business plans of the various companies approved by the Board of Directors’ of Telefónica, S.A. to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years not including the present year when the analysis is calculated. Starting with the sixth year, an expected constant growth rate is applied.
d) Financial assets and liabilities
The crisis originated by the COVID-19 pandemic has transformed the macroeconomic scenario raising the uncertainty over the future economic outlook. During 2021, even if the areas where significant judgement needs to be applied are unchanged, the Company has continued reviewing the impact of the pandemic.
The main future assumptions as well as other uncertainties related to estimations at year end which could cause a significant effect in the financial statements are disclosed below.
Financial investments
All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which

Individual Annual Report 2021	Telefónica, S. A.	14

Financial Statements 2021
are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.
Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the RD 1/2021, which amends PGC 2007 (see Note 2), are classified as financial assets at fair value through equity. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months.
Derivative financial instruments and hedge accounting
When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.
e) Revenue and expenses
Revenue and expenses are recognized on the income statement based on an accrual basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.
A distribution of unrestricted reserves is considered as dividend distribution, and therefore, is registered as dividend revenue in the accounting of the receiving Company whenever the distributing company and/or any of its group's subsidiaries have gathered profits above the amount of equity distributed.
When the Company receives free-allotment rights, known as scrip dividends, that can be used to acquire new shares at no cost or be sold in the market or to the distributing company, it accounts for the concept as dividend revenue with a counterpart of account receivable on the distribution date.
The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

f) Related party transactions
In business merger or spin-off transactions involving the parent company and its direct or indirect subsidiary, as well as in the case of non-monetary contributions of businesses between Group companies and in the case of dividend distributions, when an exemption from preparing consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”) applies, the assets and liabilities may be measured at their pre-transaction carrying amount in the individual financial statements, although there is also the option of using consolidated values in under IFRS as adopted by the European Union, provided that this consolidated information does not differ significantly from that obtained by applying NOFCAC. In addition, the Company may also opt to use the values resulting from a reconciliation to NOFCAC.
In the particular case of a contribution to a group company of the shares of another group company, the pre-transaction carrying amount in the standalone financial statements of the contributing company may be used, unless the net equity amount is higher, in which case this amount is used.
The change in value arising in the contributing company as a result of the above accounting treatment is recognized in reserves.
g) Financial guarantees
The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counter-guarantee on the Company’s balance sheet, the value of the counter-guarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.
Guarantees provided for which there is no item on the Company’s balance sheet acting as a counter-guarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:
i)The amount resulting from the application of the rules for measuring provisions and contingencies.
ii)The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

Individual Annual Report 2021	Telefónica, S. A.	15

Financial Statements 2021
h) Consolidated data
As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2021 and 2020 are as follows:

Millions of euros
Item	2021	2020
Total assets	109,213	105,051
Equity:
Attributable to equity holders of the parent	22,207	11,235
Attributable to minority interests	6,477	7,025
Revenue from operations	39,277	43,076
Profit for the year:
Attributable to equity holders of the parent	8,137	1,582
Attributable to minority interests	2,580	375

Individual Annual Report 2021	Telefónica, S. A.	16

Financial Statements 2021
Note 5. Intangible assets
The movements in the items composing intangible assets and the related accumulated amortization in 2021 and 2020 are as follows:

2021
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	262	10	(3)	—	269
Software	163	4	(1)	1	167
Other intangible assets	99	6	(2)	(1)	102
ACCUMULATED AMORTIZATION	(242)	(7)	1	—	(248)
Software	(155)	(5)	—	—	(160)
Other intangible assets	(87)	(2)	1	—	(88)
NET CARRYING AMOUNT	20	3	(2)	—	21

2020
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	259	7	(3)	(1)	262
Software	159	4	(1)	1	163
Other intangible assets	100	3	(2)	(2)	99
ACCUMULATED AMORTIZATION	(235)	(8)	1	—	(242)
Software	(150)	(6)	1	—	(155)
Other intangible assets	(85)	(2)	—	—	(87)
NET CARRYING AMOUNT	24	(1)	(2)	(1)	20
As of December 31, 2021 and 2020 commitments to acquire intangible assets amount to 3.8 and 0.5 million euros.
As of December 31, 2021 and 2020, the Company had 231 and 225 million euros, respectively, of fully amortized intangible assets.

Individual Annual Report 2021	Telefónica, S. A.	17

Financial Statements 2021
Note 6. Property, plant and equipment
The movements in the items composing property, plant and equipment (PP&E) and the related accumulated depreciation in 2021 and 2020 are as follows:

2021
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	548	8	(1)	(4)	551
Land and buildings	203	1	—	(3)	201
Plant and other PP&E items	342	5	(1)	2	348
PP&E under construction and prepayments	3	2	—	(3)	2
ACCUMULATED DEPRECIATION	(403)	(12)	—	—	(415)
Buildings	(111)	(5)	—	—	(116)
Plant and other PP&E items	(292)	(7)	—	—	(299)
NET CARRYING AMOUNT	145	(4)	(1)	(4)	136

2020
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	541	12	(7)	2	548
Land and buildings	198	4	—	1	203
Plant and other PP&E items	339	7	(7)	3	342
PP&E under construction and prepayments	4	1	—	(2)	3
ACCUMULATED DEPRECIATION	(405)	(10)	7	5	(403)
Buildings	(112)	(4)	—	5	(111)
Plant and other PP&E items	(293)	(6)	7	—	(292)
NET CARRYING AMOUNT	136	2	—	7	145
Firm commitments to acquire property, plant and equipment at December 31, 2021 and 2020 amounted to 1.2 and 0.7 million euros, respectively.
At December 31, 2021 and 2020, the Company had 261 and 258 million euros, respectively, of fully depreciated items of property, plant and equipment.
Telefónica, S.A. has taken on insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.
“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 65 million euros at both 2021 and 2020 year-ends. It also includes the net carrying amount of the remaining assets in this site (mainly property, plant and equipment items) of 16 and 15 million euros at December 31, 2021 and 2020, respectively.

Individual Annual Report 2021	Telefónica, S. A.	18

Financial Statements 2021
Note 7. Investment properties
The movements in the items composing investment properties in 2021 and 2020 and the related accumulated depreciation are as follows:

2021
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	432	—	—	4	436
Land	100	—	—	—	100
Buildings	332	—	—	4	336
ACCUMULATED DEPRECIATION	(114)	(8)	—	—	(122)
Buildings	(114)	(8)	—	—	(122)
NET CARRYING AMOUNT	318	(8)	—	4	314

2020
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	432	1	—	(1)	432
Land	100	—	—	—	100
Buildings	332	1	—	(1)	332
ACCUMULATED DEPRECIATION	(100)	(9)	—	(5)	(114)
Buildings	(100)	(9)	—	(5)	(114)
NET CARRYING AMOUNT	332	(8)	—	(6)	318
“Investment properties” mainly includes in both 2021 and 2020 the value of land and buildings leased by Telefónica, S.A. to other Group companies at Distrito Telefónica, headquarters in Madrid.
In 2021, the Company has buildings with a total area of 334,499 square meters (327,920 square meters in 2020) leased to several Telefónica Group companies, equivalent to an occupancy rate of 94.31% of the buildings it has earmarked for lease (93.94% in 2020).
Total income from leased buildings in 2021 and 2020 (see Note 19.1.a) amounted to 42 and 43 million euros respectively.
Future minimum rentals receivable under non-cancellable leases are as follows:

	2021	2020
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	31	38
Between two and five years	—	1
Total	31	39
The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2021 for a non-cancellable period of 12 months.
The main operating leases in which Telefónica, S.A. acts as lessee are described in Note 19.5.

Individual Annual Report 2021	Telefónica, S. A.	19

Financial Statements 2021
Note 8. Investments in group companies and associates
8.1. Detail and evolution of investment in group companies and associates:

2021
Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange rate impacts	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	58,754	4,404	(2)	(1)	—	(8,620)	394	54,929	63,894
Equity instruments (Cost)	93,285	8,978	(13)	(38)	—	(8,620)	394	93,986
Impairment losses	(34,531)	(4,574)	11	37	—	—	—	(39,057)
Loans to Group companies and associates	590	1	(360)	(100)	—	—	—	131	136
Other financial assets	24	10	—	(27)	—	—	—	7	7
Total non-current investment in Group companies and associates	59,368	4,415	(362)	(128)	—	(8,620)	394	55,067	64,037
Loans to Group companies and associates	9,550	7,224	(13,477)	100	244	—	—	3,641	3,643
Derivatives	19	—	(10)	—	—	—	—	9	9
Other financial assets	39	32	(50)	27	—	—	—	48	48
Total current investments in Group companies and associates	9,608	7,256	(13,537)	127	244	—	—	3,698	3,700
(1) Fair value at December 31, 2021 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A. and Telefónica Deutschland Holding, A.G.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.

Individual Annual Report 2021	Telefónica, S. A.	20

Financial Statements 2021

2020
Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	69,267	(8,164)	(2,017)	—	—	(47)	(285)	58,754	96,059
Equity instruments (Cost)	93,267	2,792	(2,291)	(151)	—	(47)	(285)	93,285
Impairment losses	(24,000)	(10,956)	274	151	—	—	—	(34,531)
Loans to Group companies and associates	831	—	(241)	—	—	—	—	590	587
Other financial assets	32	12	—	(20)	—	—	—	24	24
Total non-current investment in Group companies and associates	70,130	(8,152)	(2,258)	(20)	—	(47)	(285)	59,368	96,670
Loans to Group companies and associates	2,777	9,702	(2,934)	—	5	—	—	9,550	9,550
Derivatives	61	—	(42)	—	—	—	—	19	19
Other financial assets	15	10	(6)	20	—	—	—	39	39
Total current investments in Group companies and associates	2,853	9,712	(2,982)	20	5	—	—	9,608	9,608
(1) Fair value at December 31, 2020 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.
The most significant transactions occurred in 2021 and 2020 as well as their accounting impacts are described below:
2021
On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. On August 9, 2021, after the satisfaction of the closing conditions and obtaining the relevant regulatory approvals, the entire share capital of Telefónica de Costa Rica TC, S.A. was transferred to Liberty Latin America Ltd. for an amount of 538 million dollars, approximately 457 million euros. The net carrying value of the investment was included under the caption "Net assets held for sale" and the net profit of the transaction, 163 million euros, is shown as "gains on disposals" in the 2021 income statement.
On September 27, 2021 the deed of merger between Telefónica Innovación Alpha, S.L. (absorbed company) and Telefónica Open Innovation, S.L. (merging company) was filed to the Madrid Companies' Register. The absorbed company was 100% directly owned by Telefónica, S.A. and after the transaction, its net book value amounting to 38 million euros was reclassified as an investment in Telefónica Digital España, S.L., the parent company of the merging entity, which is also a direct investment of Telefónica, S.A. This transaction has had no impact in the income statement, and it is shown as Transfers in 2021 chart of movements.
2020
In November 2019 the Board of Directors of Telefónica, S.A. designed a scheme for a reorganization of the Group's operations in Latin America. Subsequently, Telefónica Hispanoamérica, S.A.U. (previously Latin American Cellular Holdings, S.L.U.) has obtained direct and indirect ownership in the Group's operators in Chile, Colombia, Ecuador, México, Perú, Venezuela and Uruguay. Telefónica, S.A. is its sole shareholder.
On March 31, 2020 Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.U. agreed to a capital increase in Telefónica Hispanoamérica, S.A.U. ("T. Hispam"). The share capital increased by 473 million euros and was fully subscribed by Telefónica, S.A. and paid with an in-kind contribution of 3,000 shares of Telefónica Chile Holdings, S.L.U. Telefónica, S.A. registered the new investment amounting to 1,209 million euros equivalent to the equity value of Telefónica Chile Holdings, S.L.U. whose net carrying value was 473 million euros. The difference between both figures amounting to 736 million euros was registered as unrestricted reserves (Note 11) in Telefónica, S.A.. The Company gained a 68.58% ownership in the above mentioned subsidiary and shown in the additions column in 2020 chart of movements.
Moreover, on March 31, 2020 Telefónica, S.A. signed several sale agreements with T. Hispam to transfer the investments in Colombia Telecomunicaciones, S.A. E.S.P., Telefónica Venezolana, C.A., Comtel Comunicaciones Telefónicas, S.A., Fisatel México S.A. de C.V., and Telefónica Móviles Chile, S.A. The net carrying value of the investments was 503 million euros and a loss in the sale of investments was registered by 177 million euros.

Individual Annual Report 2021	Telefónica, S. A.	21

Financial Statements 2021
These transactions are shown as disposals in 2020 chart of movements.
On October 20, 2020 Telefónica, S.A. fully purchased the 54,000 stocks of T. Hispam (31.42% of its share capital) from Telefónica Latinoamérica Holding, S.L.U. for 974 million euros, reaching the 100% of ownership in the subsidiary.
On February 20, 2019 the Board of Directors of Telefónica, S.A. authorized the sale of the Group operators in Central América. The direct ownership in Costa Rica amounted to 291 million euros and it was transferred to "Net assets held for sale". As of December 31, 2020, Telefónica de Costa Rica TC, S.A. redeemed reserves paying its shareholder an amount of 17,370 million colones (equivalent to 23 million euros). This amount decreased the amount in "Net assets held for sale".
Other movements
In May 2021 Telefónica, S.A. carried out capital increases in its subsidiaries O2 (Europe) Ltd. by 5,656 million euros and Telefónica O2 Holdings, Ltd. by 1,631 million euros in order to enable these companies to pay back the intercompany loans granted to them by Telfin Ireland, Ltd. On July 21, 2021 the Board of Directors of Telfin Ireland, Ltd. approved the distribution of reserves amounting to 8,269 million euros. Out of this figure, 8,189 million euros correspond to contribution payback and have been shown as "Dividends" in 2021 chart of movements. The rest of the amount has been registered as "Dividend revenue" (see Note 19).
On December 10, 2021 the General Shareholders' Meeting of Pontel, S.L. agreed to a distribution of reserves amounting to 751 million euros. On the same date the Board of Directors of the company approved a dividend distribution of 2,400 million euros. Telefónica, S.A. has received 2,627 million euros pro-rata its percentage of ownership. Out of this figure, 431 million euros correspond to contribution payback, shown as "Dividends" in 2021 chart of movements. The rest of the amount has been registered as "Dividend revenue" (see Note 19).
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction was carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd. Telefónica, S.A. has an indirect ownership through its subsidiary Telefónica O2 Holdings, Ltd. (see Note 20 d).
On October 15, 2020 Telefónica Centroamérica Inversiones, S.L. distributed reserves to its shareholders. The Company recognized 47 million euros as a decrease in the cost of the investment for this concept and it is shown as "Dividends" in the 2020 chart of movements.
On July 10, 2020 the deed of the partial division of Telefónica Ingeniería de Seguridad, S.A.U. contributed to the newly-created company Telefónica Cybersecurity & Cloud Tech, S.L. (previously Telefónica Cybersecurity Tech, S.L.) was filed in the Madrid Companies' Register. The net carrying value of the split-off investment was 5 million euros. The transaction is shown as "Transfers" in the 2020 chart above.
On August 7, 2020 the deed of the partial division of Telefónica Digital España, S.A.U. contributed to Telefónica Cybersecurity & Cloud Tech, S.L. was filed in the Madrid Companies' Register. The net carrying value of the split-off investment was 24 million euros. The transaction is shown as "Transfers" in the 2020 chart above.
On August 18, 2020, the deed of the merger between Taetel, S.L. and Telefónica Gestión Integral de Edificios y Servicios, S.L.U. (a subsidiary of Telefónica Servicios Globales, S.L.U.) was filed in the Madrid Companies' Register. The net book value of the merging entity amounted to 67 million euros and it is included as "Transfers" in the 2020 chart of movements.
“Transfers” of “Loans to Group Companies and Associates” in 2021 includes the reclassification from long-term to current of the loans granted to Telxius Telecom, S.A.U. which are due in 2022.
a) Acquisitions of investments and capital increases (Additions):

Millions of euros
Companies	2021	2020
Telefónica Hispanoamérica, S.A.U.	370	2,183
Telefónica O2 Holdings, Ltd	1,631	—
Telefónica Digital España, S.L.U.	185	157
O2 (Europe), Ltd.	5,656	—
Telefónica Móviles México, S.A. de C.V.	—	122
Telefónica Cybersecurity Tech&Cloud, S.L	750	—
Pontel Participaciones, S.L.	—	323
Telefónica Infra, S.L.	197	—
Telefónica de Argentina, S.A	75	—
Telefónica Tech, S.L.	52	—
Telefónica Deutschland Holdings, A.G.	51	—
Others	11	7
Total group and associated companies	8,978	2,792

Individual Annual Report 2021	Telefónica, S. A.	22

Financial Statements 2021
2021
On January 28, 2021 the deed of the capital increase of T. Hispam amounting to 370 million euros was filed in the Companies' Register. It has been fully subscribed and paid by Telefónica, S.A.
On May 26, 2021 Telefónica O2 Holdings, Ltd. has carried out a capital increase of 1,631 million euros fully subscribed and disbursed by the Company, within the framework detailed at the beginning of this note.
On January 13, 2021 the deed of the capital increase of Telefónica Digital España, S.L.U. amounting to 185 million euros was filed in the Companies' Register. It has been fully subscribed and paid by the Company.
On May 26, 2021 O2, Ltd. has carried out a capital increase of 5,656 million euros fully subscribed and disbursed by the Company within the framework detailed at the beginning of this note.
On March 25, 2021 Telefónica Cybersecurity Tech & Cloud, S.L. has carried out a capital increase of 530 million euros. On September 28, 2021, the subsidiary carried out a second capital increase of 220 million euros. Both transactions were fully subscribed and paid by Telefónica, S.A.
On June 14, 2021 the deed of capital increase of Telefónica Infra, S.L. by 197 million euros was filed in the Companies' Register. It had been fully subscribed and disbursed by the Company.
In 2021 Telefónica has decided to partly cancel the accounts receivable that the subsidiaries had with the Group companies in Argentina. Telefónica, S.A. has purchased these accounts receivable and the funds collected have been used to carry out capital increases in Telefónica de Argentina, S.A. After the transactions the percentage of ownership in the subsidiary has raised to 11.43%.
On December 23, 2021 Telefónica Tech, S.L. carried out a capital increase amounting to 52 million euros totally subscribed and paid by Telefónica, S.A.
During the second half of 2021 the Company has acquired in the stock market 21,3 million shares of Telefónica Deutschland Holding, A.G. obtaining a 0,71% direct ownership in the subsidiary as shown in Appendix I of these financial statements.
2020
The additions carried out with T. Hispam have been detailed at the beginning of this note.
On January 9, 2020, Telefónica Digital España, S.L.U. carried out a capital increase of 157 million euros fully subscribed and paid by Telefónica, S.A.
On February 7, 2020, Telefónica Móviles México, S.A. de C.V. carried out a capital increase of 2,500 million Mexican pesos (equivalents to 122 million euros) fully subscribed and paid by the Company.
On October 20, 2020 the deed of the capital increase of Pontel Participaciones, S.L. was filed to the Madrid Companies' Register. This capital increase was subscribed by the shareholders on June 8, 2020 but the payment was subject to the achievement of certain conditions. Once the conditions were fulfilled, the Company disbursed pro-rata its ownership an amount of 323 million euros.
b) Disposals of investments and capital decreases:

Millions of euros
Companies	2021	2020
Jubii Europe, N.V.	13	—
Telefónica Global Technology, S.A.U.	—	231
Fisatel México, S.A. de C.V.	—	196
Telefónica Móviles México, S.A. de C.V.	—	891
Colombia Telecomunicaciones, S.A. ESP	—	272
Telefónica Venezolana, C.A.	—	123
Telefónica Chile Holdings, S.L.U.	—	473
Telefónica Móviles Chile, S.A.	—	89
Other companies	—	16
Total group and associated companies:	13	2,291
2021
In June 2021 the deed of liquidation of Jubii Europe, N.V. has filed with a disbursement to its shareholders' by 0,022 euros per class AA and AB share. Telefónica, S.A. has received 2,2 million euros and the liquidation has had no effect in the income statement.
2020
Transactions related with Fisatel México, S.A. de C.V., Colombia Telecomunicaciones, S.A., ESP, Telefónica Venezolana, C.A., Telefónica Chile Holdings, S.L.U. and Telefónica Móviles Chile, S.A. have been detailed at the beginning of this note.
On May 28, 2020 Telefónica Móviles México, S.A. de C.V., using the proceeds collected from the restructuring of its investments, reduced its share capital paying out its shareholder 891 million euros shown as a decrease in the investment on this company.
On December 23, 2020 the Company sold Telefónica Global Technology, S.A.U. to Telefónica de Contenidos, S.A.U. by an amount equivalent to the net book value at the transaction date of 150 million euros.

Individual Annual Report 2021	Telefónica, S. A.	23

Financial Statements 2021
8.2. Assessment of impairment of investments in group companies, joint ventures and associates
At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is based on the expected cash flows to be received from each subsidiary in its functional currency, discounted using the appropriate rate, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. The main assessments used to determine the discounted cash flows are the long term OIBDA margin, the long term investment ratio, the weighted average cost of capital (WACC) and the perpetual growth rate, indicators employed by the Group in its investments valuation.
Moreover, and only for the companies where discounted cash flow analysis is not available due to the specific nature of their businesses, the impairment is calculated by comparing their equity figure as of the end of the period and the net book value of those investments. With respect to the investment in Telefónica Móviles México, S.A. de C.V., after the sale of its investments to T. Hispam in 2020, this method of valuation has been considered the most appropriate both in 2020 and 2021.
As a result of these estimations and the effect of the net investment hedge in 2021, a write down of impairment provision of 4,574 million euros was recognized (write-off of 10,956 million euros in 2020). This amount derives mainly from the following companies:
a.a write down, net of hedges, of 2.790 million euros for Telefónica O2 Holdings, Ltd. (write down of 3,581 million euros, net of hedges, was registered in 2020);
b.a write down, net of hedges, of 588 million euros for Telefônica Brasil, S.A. (write down amounting to 2,593 million euros in 2020) and a write down of 64 million euros for Sao Paulo Telecomunicaçoes, Ltda (write down amounting to 551 million euros in 2020);
c.a write down by 1,008 million euros for Telefónica Hispanoamérica, S.A. mainly caused by the decrease in the estimated cash flows proceeds from Peru.
d.a write down of 227 million euros for Telefónica Latinoamérica Holding, S.L.U. (write down by 3,321 million euros in 2020). The write down is mainly originated by the decrease in the estimated cash flows from the Brazilian subsidiaries.
e.a write down reversal of 155 million euros for Telefónica Móviles de Argentina, S.A. (a write down by 509 million euros in 2020).
f.a write down of 22 million euros for Telefónica Digital España, S.L.U. (a write down of 100 million euros in 2020).
g.In 2020 it was registered a write down by 334 million euros for Telefónica Móviles México, S.A. de C.V. mainly due to the impact of the exchange rate devaluation of the Mexican peso in the transfer transactions carried out in its restructuring process. There is no additional write-off in 2021.
Main assumptions used for the calculation of the discounted cash flows of investments
In 2021 United Kingdom succeeded at reaching the same economic activity level it had prior to Covid, exceeding the main European countries, thanks to a quick and efficient vaccination strategy and mobility restriction measures which were softened through the year. Notwithstanding, the short and medium term scenario is still surrounded by uncertainties regarding the lack of vision in the Brexit agreement negotiation and the worsening of the financial conditions caused by the high inflation rate and a tense workforce market. As far as the revenues are concerned, the UK business plan envisages an improvement trend in the projections aligned with the evolution of the group's analysts expectation. Moreover, the long-term OIBDA margin two-year estimates for VMED O2 UK are in a range within 34% to 36%. With respect to the long-term investment over revenues ratio, the investment needs are forecasted to be around 19%. The WACC (Weighted average cost of capital) is 6.8%.
The year 2021 casted lights and shadows over Brazil. On the one hand, the dynamic situation in the first half. Brazil was one of the first countries to regain the same activity level prior to Covid pandemic. However, there has been an economic stagnation in the second half of the year caused by the rise in the inflation rate, the interest rates increase, a stricter tax expense policy and the uncertainty regarding future economic measures. As for the long-term OIBDA margin two-year estimates of Telefónica's Group analysts for the operator in Brazil, it is in a range within 41% to 46%. Regarding investments, the operator will invest a percentage within the range of the investment needs forecasted by analysts (around 19%). The interest rates increase has resulted in an increase in the cost of debt of the company, and the WACC has risen from 11,1% in 2020 to 12% in 2021.The perpetuity growth rate is within the range of the estimations of the analysts, and it is consistent with the Brazilian Central Bank’s medium-term inflation target (within a range between 1.5% and 4.5%) and it is below the forecasted nominal GDP growth rate (which oscillates around 6%).
The economic activity in Argentina has boosted during the year thanks to a successful vaccination program designed to contain Covid pandemic and home policies enhancing economic growth. Within this scenario, the conversations with the International Monetary Fund to reschedule the debt repayments have resulted in an agreement that might be considered the milestone to a

Individual Annual Report 2021	Telefónica, S. A.	24

Financial Statements 2021
more sustainable future growth. As unsolved issue, the reduction of inflation rate which in 2021 was higher than 50% and partially hindered the sustained improvement obtained since 2019. The WACC in local currency is considering that inflation rate impacts the cash flows over the plan horizon with a discount rate of 23% as of perpetuity. The perpetuity growth rate of 10% is consistent with the inflation rate estimated for the same period. With respect to operating ratios, a long term OIBDA of 26% is being used which is below analysts' estimations for peers and the investment over revenues ratio is around 10%.
With respect to the Peruvian macroeconomic scenario, the political uncertainty after a complicated electoral process resulting in an insufficient majority in the parliament needed to assess the governance, damaged the investment expectations in the short and medium term. The WACC used is around 10% and the perpetuity rate remains stable in 2,4%. The accelerated monetary normalization designed to offset the increase in the inflation rate and political instability have negatively impacted the cost of capital. In this scenario, with respect to the operations, the business plan envisages an intense competition and a gradual starting up of measures in order to continue the efficiency improvement.
8.3. Detail of subsidiaries and associates
The detail of subsidiaries and associates is shown in Appendix I.
8.4. Transactions protected for tax purposes
Transactions carried out in 2021 that qualify for special tax regime, as defined in Articles 76 and 87, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 27/2014 of November 27 approving the Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions qualified for special tax regime carried out in prior years are disclosed in the financial statements for those years.

As of June 25, 2021 the Boards of Directors of Telefónica Open Innovation, S.L. (previously Wayra Investigación y Desarrollo, S.L.) and Telefónica Innovación Alpha, S.L.U., agreed to the merger by absorption with the consequent dissolution of the latter entity and the full transfer of its corporate assets to Telefónica Open Innovation, S.L. which, as the absorbing company, acquired by universal succession the rights and obligations of the absorbed entity. The deed of merger was filed in the Madrid Companies' Register on September 27, 2021.
On June 30, 2021 the Boards of Directors of Govertis Advisory Services, S.L.U and Ace & Niu Consulting, S.L.U., agreed to the merger by absorption with the consequent dissolution of the latter entity and the full transfer of its corporate assets to the merging company which acquired by universal succession the rights and obligations of the absorbed entity. The deed of merger was filed in the Madrid Companies' Register on October 28, 2021.
On June 30, 2021 the Boards of Directors of Telefónica Cybersecurity IOT & Cloud Tech, S.L.U. and Cyberrange, S.L., agreed to the merger by absorption with the consequent dissolution of the latter entity and the full transfer of its corporate assets to the merging company which acquired by universal succession the rights and obligations of the absorbed entity. The deed of merger was filed in the Madrid Companies' Register on October 15, 2021.

Individual Annual Report 2021	Telefónica, S. A.	25

Financial Statements 2021
8.5. Maturity of loans to Group companies and associates
The breakdown and maturity of loans to Group companies and associates in 2021 and 2020 are as follows:

2021
Millions of euros
Company	2022	2023	2024	2025	2026	2027 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	785	—	—	—	—	—	785
Telefónica O2 Holdings, Ltd.	1,190	—	—	—	—	—	1,190
Telfisa Global, B.V.	364	—	—	—	—	—	364
Telefónica de España, S.A.U.	402	—	—	—	—	—	402
Telxius Telecom, S.A.	100	—	50	—	50	—	200
Telefônica Brasil, S.A.	181	—	—	—	—	—	181
Telefónica Finanzas, S.A.U.	101	—	—	—	—	—	101
Telefónica Hispanoamérica, S.A.	397	—	—	—	—	—	397
Other companies	121	—	—	—	—	31	152
Total	3,641	—	50	—	50	31	3,772

2020
Millions of euros
Company	2021	2022	2023	2024	2025	2026 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	2,192	—	—	—	—	—	2,192
Telefónica O2 Holding, Ltd.	3,837	—	—	—	—	—	3,837
Telfisa Global, B.V.	1,364	—	—	—	—	—	1,364
Telefónica de España, S.A.U.	1,311	—	—	—	—	—	1,311
Telxius Telecom, S.A.U.	—	280	—	140	—	140	560
Telefônica Brasil, S.A.	221	—	—	—	—	—	221
Telefónica Finanzas, S.A.U.	199	—	—	—	—	—	199
Other companies	426	—	—	—	—	30	456
Total	9,550	280	—	140	—	170	10,140

The main loans granted to Group and associated companies are described below:
•The outstanding balance with Telefónica Móviles España, S.A.U. in 2021 includes dividends distributed and uncollected as of December 2021 amounting to 560 million euros (1,949 million euros in 2020).
Moreover, 225 million euros of tax balances are receivable from this subsidiary for its tax expense declared in the consolidated tax return (243 million euros in 2020).

•The receivable with Telefónica O2 Holdings, Ltd. includes dividends distributed and uncollected as of December 2021 amounting to 1,000 million pounds sterling (equivalent to 1,190 million euros).
•In December 2021, Telfisa Global, B.V. has approved the distribution of dividends totaling 357 million euros that remain unpaid as of the formulation date of these financial statements (1,364 million euros in 2020).
Moreover, 7 million euros of tax balances are receivable from this subsidiary for its tax expense declared in the consolidated tax return. There was no such concept for this subsidiary in 2020 chart of movements.

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Financial Statements 2021
•The balance of Telefónica de España, S.A.U. includes an amount of 301 million euros in dividends distributed in December 2020 that are outstanding as of December 31, 2021.
Additionally, there is also a balance of 101 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (104 million euros in 2020).
•On May 27, 2016, the Company granted its subsidiary, Telxius Telecom, S.A. with a credit of 280 million euros at a fix interest rate and maturity in 2022, a credit of 140 million euros at a fix interest rate and maturity in 2024, a credit of 140 million euros at a fix rate and maturity in 2026. In 2021 there has been an early partial cancellation of these credits. At year end, the outstanding amount is 100 million euros with maturity date in 2022 and 50 million euros for each of the credits with maturity in 2024 and 2026.
•The balance totaling 181 million euros shown in 2021 with Telefônica Brasil, S.A. entirely corresponds to dividends agreed by the subsidiary and unpaid at year end (221 million euros in December 2020).
•The balance of Telefónica Finanzas, S.A.U. in December 2021 amounting to 67 million euros includes dividends distributed and uncollected at year end (178 million euros in 2020).
•The balance of Telefónica Hispanoamérica, S.A. in 2021 fully relates to the tax receivables from the subsidiary for its tax expense declared in the consolidated tax return.
•Once the sale of the business in México to Telefónica Hispanoamérica, S.A.U. was completed, the credit still unpaid amounted to 4,700 million Mexican pesos equivalent to 221 million euros, was fully cancelled on March 31, 2020.
Additionally, there is also a balance of 34 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (21 million euros in 2020).

In the 2021 chart of movements, additions of current loans to group companies and associates comprise 873 million euros (549 million euros in 2020) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17). The most significant amounts have already been disclosed through this note. All these amounts fall due in the short term.
Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group totaling 549 million euros (247 million euros in 2020).
Total accrued interest receivable at December 31, 2021 and 2020 included under “Current loans to group companies and associates” amount to 0.5 and 1 million euros, respectively.
8.6. Other financial assets with Group companies and associates
This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees.
Invoices of share plans that were already vested and are outstanding at year end are shown as other current financial assets. Amounts derived from the new share plans launched in 2020 and 2021 with a maturity date longer than 2022 are included as other non-current financial assets (see Note 19.3).

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Financial Statements 2021
Note 9. Financial investments

9.1. The breakdown of “Financial investments” at December 31, 2021 and 2020 is as follows:

2021
	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Financial Assets at fair value with changes through equity	Financial assets at fair value with changes through income statement	Hedges with changes through equity	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Financial assets at amortized cost	Other financial assets at amortized cost	Subtotal financial assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	348	779	1,896	3,023	320	2,675	—	39	867	906	906	3,929	3,929
Equity instruments	348	—	—	348	320	—	—	—	—	—	—	348	348
Derivatives (Note 16)	—	779	1,896	2,675	—	2,675	—	—	—	—	—	2,675	2,675
Loans to third parties and other financial assets	—	—	—	—	—	—	—	39	867	906	906	906	906
Current financial investments	—	88	663	751	—	751	—	53	746	799	800	1,550	1,551
Loans to third parties and other financial assets	—	—	—	—	—	—	—	53	746	799	800	799	800
Derivatives (Note 16)	—	88	663	751	—	751	—	—	—	—	—	751	751
Total financial investments	348	867	2,559	3,774	320	3,426	—	92	1,613	1,705	1,706	5,479	5,480

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Financial Statements 2021

2020
	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Financial Assets at fair value with changes though equity	Financial assets at fair value with changes through income statement	Hedges with changes through equity	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Financial assets at amortized cost	Other financial assets at amortized cost	Subtotal assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	320	1,054	2,420	3,794	320	3,474	—	—	1,106	1,106	1,112	4,900	4,906
Equity instruments	320	—	—	320	320	—	—	—	—	—	—	320	320
Derivatives (Note 16)	—	1,054	2,420	3,474	—	3,474	—	—	—	—	—	3,474	3,474
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	1,106	1,106	1,112	1,106	1,112
Current financial investments	—	459	690	1,149	—	1,149	—	1,014	4	1,018	1,018	2,167	2,167
Loans to third parties and other financial assets	—	—	—	—	—	—	—	1,014	4	1,018	1,018	1,018	1,018
Derivatives (Note 16)	—	459	690	1,149	—	1,149	—	—	—	—	—	1,149	1,149
Total financial investments	320	1,513	3,110	4,943	320	4,623	—	1,014	1,110	2,124	2,130	7,067	7,073
The categories of financial assets in 2020 chart of movements have been renamed pursuant to RD 1/21 and Transitional Provision 2, paragraph 6 e) as detailed in Note 2.
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.

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Financial Statements 2021
9.2 Financial assets at fair value with changes though income statement and hedges with changes through equity
These two categories include the fair value of outstanding derivative financial instruments at December 31, 2021 and 2020 (see Note 16).

9.3 Financial assets at fair value with changes through equity
This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2021 and 2020 are as follows:

December 31, 2021
Millions of euros	Opening balance	Additions	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	178	—	—	54	232
China Unicom (Hong Kong), Ltd.	85	—	—	(5)	80
Promotora de Informaciones, S.A. (PRISA)	57	—	(50)	29	36
Total	320	—	(50)	78	348

December 31, 2020
Millions of euros	Opening balance	Additions	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	220	—	—	(42)	178
China Unicom (Hong Kong), Ltd	—	92	—	(7)	85
Promotora de Informaciones, S.A. (PRISA)	94	—	—	(37)	57
Total	314	92	—	(86)	320
In accordance with the change introduced in 2017 by the article 21 of Income Tax Law 27/2014 with respect to the non-deductible nature of the net losses generated by the sale of some investments with certain characteristics, the Company is not accruing the tax impacts of the fair value adjustments in its available-for-sale investments.
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)
At December 31, 2021 and 2020 Telefónica, S.A.'s investment in BBVA represents 0.66% of that company's share capital.
Promotora de Informaciones, S.A. (Prisa)
At December 31, 2021 and 2020 Telefónica, S.A.'s investment in Prisa represents 9.03% of its share capital.
In 2021 the Company has registered a write-off on this investment amounting to 50 million euros under the caption "Loss on financial assets at fair value with changes through equity" caused by the significant drop in the quotation of Prisa's shares.
China Unicom (Hong Kong), Ltd.
On March 27, 2020 Telefónica Hispanoamérica, S.A.U. transferred its investment (182 million shares) in China Unicom (Hong Kong), Ltd. to Telefónica, S.A. The shares represented 0.593% of that company's share capital and are quoted in Hong Kong stock exchange. This transaction is shown as Additions in the 2020 chart of movements.
The impacts shown in the column “Fair value adjustments” on both years include the fair value adjustments in the quotation of the three investments. These impacts are registered in the equity of the Company (Note 11.2.).
The difference between the amount shown as "Fair Value adjustments" in this note and the "Valuation at market value" of Financial assets at fair value with changes through equity in 2021 and 2020 chart of movements in Note 11 is due to hedges which partially offset the exchange rate impact in the valuation of China Unicom.

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Financial Statements 2021
9.4 Financial assets at amortized cost
The breakdown of investments included in this category at December 31, 2021 and 2020 is as follows:

Millions of euros	2021	2020
Financial assets at amortized cost, non-current:
Deposits related to investment properties	7	9
Collateral guarantees	565	1,076
Marketable debt securities	295	—
Other receivables	39	21
Financial assets at amortized cost, current:
Loans to third parties	53	981
Marketable debt securities	591	—
Collateral guarantees	150	—
Other current financial assets	5	37
Total	1,705	2,124
Collaterals are classified in both years under the caption "Financial assets at amortized cost" and classified in accordance with the maturity of the underlying derivative instruments which they relate to.
Marketable debt securities under current and non-current captions refer to the notes with a total nominal value of 1,000 US million dollars issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes are deposited in a securities account owned by Telefónica, S.A.

In relation with collateral contracts, there is an additional guarantee of 166,678 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional as of December 31, 2021 of 173 million euros (there were 206,919 bonds with a notional of 194 million euros as of December 31, 2020).
Pursuant to a bank deposit made by Telefónica, S.A. amounting to 1,000 million euros and a loan granted by a different financial entity by the same amount, there are 940,500 bonds issued by the Italian government, received and granted to the aforementioned financial entities related to the deposit and loan described, with a notional amount of 941 million euros as of December 31, 2021.
9.4.1 Loans to third parties
In 2021 the concept of loans to third parties includes the uncollected amounts from financial entities as a result of the maturity of derivative instruments.
In 2020 Telefónica, S.A. set up bank deposit contracts with a maturity period between 3 and 12 months totaling 980 million euros. In 2021 no such investments were outstanding at year end.
Uncollected interest revenues, amounting to 0.3 million euros in 2020, were registered as other current financial assets. In 2021 there are no outstanding amounts corresponding to this concept.

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Financial Statements 2021
Note 10. Trade and other receivables
The breakdown of “Trade and other receivables” at December 31, 2021 and 2020 is as follows:

Millions of euros	2021	2020
Trade receivables	3	1
Trade receivables from Group companies and associates	191	179
Employee benefits receivable	1	1
Tax receivables (Note 17)	138	101
Total	333	282
“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).
“Trade receivables” and “Trade receivables from Group companies and associates” in 2021 and 2020 include balances in foreign currency equivalent to 98 and 68 million euros, respectively.
In 2021 and 2020 these amounts relate to receivables in US dollars and Venezuelan bolivars.
These balances give rise to exchange rate profits in the income statement of 6 million euros in 2021 (8 million euros of exchange rate losses in 2020).

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Financial Statements 2021
Note 11. Equity
11.1 Capital and reserves
a) Share capital
2021
As of December 31, 2021, the share capital of Telefónica, S.A. was set at 5,779,048,020 euros and was divided into 5,779,048,020 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
On April 23, 2021 the Board of Directors of Telefónica, S.A. agreed to carry out the capital decrease with treasury share amortization previously approved by the General Shareholders' Meeting held on April 23, 2021.
The share capital was reduced by 82,896,466 euros after the amortization of 82,896,466 treasury shares, with a par value of 1 euro each. The share capital of the Company was set at 5,443,534,596 euros, corresponding to 5,443,534,596 shares with a par value of 1 euro each. As a consequence of this transaction, the share premium reserve was reduced by 305 million euros.
The share capital decrease did not result in a cash distribution to the shareholders, as the amortized shares were treasury shares owned by the Company. Additionally, an unrestricted reserve totaling the par value of the amortized treasury shares (82,896,466 euros) was registered. This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met, in accordance with the Section 335.c) of the Corporate Enterprises Act. Therefore, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.
On May 5, 2021 the deed of the capital decrease was registered in the Madrid Companies' Register.
On June 22, 2021, the deed was registered for a paid-up capital increase in the amount of 194,518,911 euros, in which 194,518,911 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,638,053,507 euros.
On November 3, 2021 Telefónica announced its plans to propose to the Company’s General Shareholders’ Meeting the adoption of the appropriate corporate resolutions for the redemption of a total of 1.65% of the treasury shares representing the share capital (October 25, 2021 according to the communiqué to the CNMV).
On December 23, 2021 the deed was registered for a paid-up capital increase in the amount of 140,994,513 euros, in which 140,994,513 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,779,048,020 euros.
The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Stock Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).
2020
As of December 31, 2020, the share capital of Telefónica, S.A. was set at 5,526,431,062 euros and was divided into 5,526,431,062 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
On July 8, 2020, the deed was registered for a paid-up capital increase in the amount of 136,305,986 euros, in which 136,305,986 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,328,437,672 euros.
On December 30, 2020, a deed was granted for the share capital increase in the amount of 197,993,390 euros, in which 197,993,390 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend shareholder remuneration. Following the share capital increase, the share capital was set at 5,526,431,062 euros. On January 5, 2021 this deed was registered in the Madrid Companies' Register.
Authorizations by Shareholders’ Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five years from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the

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Financial Statements 2021
resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2021, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
Furthermore, the Ordinary General Shareholders’ Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company’s By-Laws, the power to issue securities, including preferred shares and warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account. Moreover, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the companies belonging to its Group of companies, within a maximum period of five years as from the date of adoption of the resolution.
Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.
At December 31, 2021 and 2020, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (*)%
Treasury shares at Dec 31 2021	139,329,370	3.92	3.85	537	2.41094%
Treasury shares at Dec 31 2020	98,231,380	4.84	3.25	319	1.77748%
(*) Millions of euros

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Financial Statements 2021
The movement in treasury shares of Telefónica, S.A. during the years 2021 and 2020 is as follows:

Number of shares
Treasury shares at 12/31/19	77,562,635
Acquisitions	68,640,303
Scrip dividend (see Note 11.d)	6,252,817
Disposals	(1,560,215)
Employee share option plan (See Note 19.3)	(3,118,898)
Other movements	(49,545,262)
Treasury shares at 12/31/20	98,231,380
Acquisitions	122,032,764
Scrip dividend (see Note 11.d)	6,291,518
Share capital decrease	(82,896,466)
Employee share option plan (See Note 19.3)	(4,329,826)
Treasury shares at 12/31/21	139,329,370
Acquisitions
In 2021 and 2020 acquisition of treasury shares amounting to 478 and 234 million euros respectively, have been registered (see Note 21).
Share redemption and disposals
On May 5, 2021 following the agreement of the General Shareholders' Meeting held on April 23, 2021, the share capital decrease was carried out with the amortization of 82,896,466 treasury shares with an impact of 388 million euros in this caption.
In 2020 there were share disposals of 7 million euros. In 2021 there has been no share redemption or disposals of treasury shares.
Employee share option plan
Treasury shares related to share plans redemptions in 2021 and 2020 amount to 20 and 30 million euros, respectively.
Other movements
On February 28, 2020, once the pertinent regulatory approvals were obtained, Telefónica de Contenidos, S.A.U. acquired 50% of the capital stock of Prosegur Alarmas España, S.L. with an in-kind delivery of 49,545,262 Telefónica shares previously acquired to the Company equivalent to 266 million euros as of the quotation on the delivery date. This transaction is shown as other movements in 2020 chart (see Note 20). The impact derived from the delivery of this treasury shares is shown under the Other transactions with shareholders and owners caption within the statement of changes in equity.

Other instruments
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 192 million of Telefónica shares in 2021 registered in the balance sheet in accordance with their maturity date and fair value at year end 2021.
In 2020 the Company had a derivative instrument, to be settled by offset, on a nominal value equivalent to 176 million of Telefónica shares in 2020 registered under the caption "Short-term financial debt" in 2020 balance sheet.
b) Legal reserve
According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2021 and 2020, this reserve amounted to 1,038 million euros representing 17.97% and 18.79%. of the share capital at the date, respectively. In Note 3 of these financial statements the proposed appropriation of net results includes an increase by the 10% of this net profit, amounting to 21 million euros, to legal reserve.
c) Other reserves
“Other reserves” include:
•The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2021 and 2020, an amount of 4 and 5 million euros, respectively, corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to “Other reserves”. The balance of this reserve at December 31, 2021 and 2020 was 58 and 62 million euros, respectively.
•Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction

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Financial Statements 2021
of share capital are met. The cumulative amount of the reserve for cancelled share capital at December 31, 2021 and 2020 totals 814 and 731 million euros, respectively.
•Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company set aside a restricted reserve of 2 million euros for goodwill amortization. Pursuant to the provisions of Royal Decree 602/2016 of December 2, 2016 regarding the mandatory amortization of all intangible assets, the goodwill amortization as of January 1, 2015, amounting to 10 million euros was registered with a counterparty in this reserve.
•In addition to the restricted reserves explained above, "Other reserves" includes unrestricted reserves from gains obtained by the Company in prior years. In 2020 the impact in equity of the capital increase of T. Hispam detailed in Note 8, amounting to 736 million euros was included under this caption, and shown as "Other movements" in the statement of changes in equity. The tax effect of this equity impact amounted to 9 million euros.
d) Dividends
Dividend distribution in 2021
Approval was given at the General Shareholders’ Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.35 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranch, amounting approximately 0.20 euros per share, took place in June of 2021 and the second tranch amounting approximately 0.15 euros took place in December 2021, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on June 17, 2021. The gross impact of this dividend amounts to 308 million euros.
On the other hand, the shareholders of 71.47% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of November 3, 2021 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. Thus, each shareholder received 1 free allotment right for each Telefónica share held. The shareholders of 34.98% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 17, 2021 and had an impact in equity amounting to 292 million euros.
On the other hand, the shareholders of 65.02% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on December 23, 2021 in the capital increase was 140,994,513 shares with a nominal value of 1 euro each.
Dividend distribution in 2020
Approval was given at the General Shareholders’ Meeting of June 12, 2020 to pay a scrip dividend amounting to approximately 0.40 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranche, amounting approximately 0.20 euros per share, took place in June of 2020 and the second tranche, amounting approximately 0.20 euros per share, took place in December 2020, after the adoption of the corresponding corporate resolutions.
At its meeting held on June 12, 2020, the Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 36.99% of the free-ofcharge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on July 3, 2020 and had an impact in equity amounting to 371 million euros.
On the other hand, the shareholders of 63.01% of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 30, 2020 in the capital increase was 136,305,986 shares with a nominal value of 1 euro each.

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Financial Statements 2021
The Executive Commission of Telefónica, S.A. Board of Directors meeting of December 4, 2020 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. The shareholders of 33.12% of the free of- charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 30, 2020 and had an impact in equity amounting to 342 million euros.
On the other hand, the shareholders of 66.88% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 197,993,390 corresponding to 3.72% of the share capital, being 197,993,390 euros the capital increase.
11.2 Unrealized gains (losses) reserve
The movements in the items composing “Unrealized gains (losses) reserve” in 2021 and 2020 are as follows:

2021
Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Financial assets at fair value with changes through equity (Note 9.3)	(124)	122	—	(50)	—	(52)
Cash flow hedges	(491)	1,461	(365)	(683)	171	93
Total	(615)	1,583	(365)	(733)	171	41

2020
Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Financial assets at fair value with changes through equity (Note 9.3)	(48)	(76)	—	—	—	(124)
Cash flow hedges	(276)	(990)	248	702	(175)	(491)
Total	(324)	(1,066)	248	702	(175)	(615)
The category of financial assets with changes through equity in 2020 chart of movements has been renamed pursuant to RD 1/21 and Transitional Provision 2, paragraph 6 e) as detailed in Note 2.

Since 2018, the Company includes the fair value hedges, whose impacts are generated and transferred to the income statement in the same period, in the statement of recognized income and expense in equity, and transfers the amounts to the income statement of the same period. The impacts are shown in the column "Valuation at market value" and with the opposite sign in the column "Amounts transferred to income statement" of the tables above.

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Financial Statements 2021
Note 12. Financial liabilities
The breakdown of “Financial liabilities” at December 31, 2021 and 2020 is as follows:

2021
	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities with changes through income statement	Hedges with changes through equity	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Financial liabilities at amortized cost	Fair value of financial liabilities	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	656	1,168	1,824	—	1,824	—	36,135	41,004	37,959	42,828
Payable to Group companies and associates	—	—	—	—	—	—	35,141	40,065	35,141	40,065
Bank borrowings	—	—	—	—	—	—	415	360	415	360
Derivatives (Note 16)	656	1,168	1,824	—	1,824	—	—	—	1,824	1,824
Other financial liabilities	—	—	—	—	—	—	579	579	579	579
Current financial liabilities	129	207	336	—	336	—	9,810	9,863	10,146	10,199
Payable to Group companies and associates	—	—	—	—	—	—	8,364	8,413	8,364	8,413
Bank borrowings	—	—	—	—	—	—	1,416	1,420	1,416	1,420
Bonds and other marketable debt securities	—	—	—	—	—	—	30	30	30	30
Derivatives (Note 16)	129	207	336	—	336	—	—	—	336	336
Total financial liabilities	785	1,375	2,160	—	2,160	—	45,945	50,867	48,105	53,027

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Financial Statements 2021

2020	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities with changes through income statement	Hedges with changes through equity	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Financial liabilities at amortized cost	Fair value of financial liabilities	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,429	2,596	4,025	—	4,025	—	40,640	47,278	44,665	51,303
Payable to Group companies and associates	—	—	—	—	—	—	38,900	45,503	38,900	45,503
Loans with financial entities	—	—	—	—	—	—	1,392	1,439	1,392	1,439
Derivatives (Note 16)	1,429	2,596	4,025	—	4,025	—	—	—	4,025	4,025
Other financial liabilities	—	—	—	—	—	—	348	336	348	336
Current financial liabilities	536	42	578	—	578	—	12,891	12,917	13,469	13,495
Payable to Group companies and associates	—	—	—	—	—	—	12,263	12,286	12,263	12,286
Loans with financial entities	—	—	—	—	—	—	318	321	318	321
Bonds and other marketable debt securities	—	—	—	—	—	—	269	269	269	269
Derivatives (Note 16)	536	42	578	—	578	—	—	—	578	578
Other financial liabilities	—	—	—	—	—	—	41	41	41	41
Total financial liabilities	1,965	2,638	4,603	—	4,603	—	53,531	60,195	58,134	64,798

The categories of financial liabilities in 2020 chart of movements have been renamed pursuant to RD 1/21 and Transitional Provision 2, paragraph 6 e) as detailed in Note 2.
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica. The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

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Financial Statements 2021

Note 13. Bonds and other marketable debt securities
This caption, at December 31, 2021 and 2020, only includes a promissory notes program registered with the CNMV.
The features of the 2021 and 2020 programs are the following, equal in both years:

Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
2,000 millions of euros	Auctions	100,000 euros	30, 60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions
The balances and movements of the financial instruments included under this caption at December 31, 2021 and 2020 are as follows:

	2021	2020
Millions of euros	Other marketable debt securities (Promissory notes)	Other marketable debt securities (Promissory notes)
Opening balance	269	75
Additions	54	522
Disposals	(293)	(328)
Closing balance	30	269
Details of maturities:
Current	30	269
The average interest rate during 2021 has been -0.45% (-0.12% in 2020).

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Financial Statements 2021

Note 14. Interest-bearing debt and derivatives
14.1 Detail of debt balances
The balances at December 31, 2021 and 2020 are as follows:

December 31, 2021
Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	1,416	415	1,831
Derivatives (Note 16)	336	1,824	2,160
Total	1,752	2,239	3,991

December 31, 2020
Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	318	1,392	1,710
Derivatives (Note 16)	578	4,025	4,603
Total	896	5,417	6,313
14.2 Disclosure of nominal amount of debts
The nominal values of the main interest-bearing debts at December 31, 2021 and 2020 are as follows:

2021
Description	Value Date	Maturity Date	Currency	Limit 12/31/2021 (millions of local currency)	Balance (millions of euros)
Structured Financing (*)	02/22/2013	01/31/2023	USD	82	72
Structured Financing (*)	08/01/2013	10/31/2023	USD	100	89
Structured Financing (*)	12/11/2015	03/11/2026	USD	326	288
Structured Financing (*)	12/11/2015	03/11/2026	EUR	221	221
(*) Facility with amortization schedule, showing in the column "Limit 12/31/2021" the outstanding amount.

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Financial Statements 2021

2020
Description	Value Date	Maturity Date	Currency	Limit 12/31/2020 (millions of local currency)	Balance (millions of euros)
Structured Financing (*)	05/03/2011	07/30/2021	USD	18	15
Structured Financing (*)	02/22/2013	01/31/2023	USD	199	162
Structured Financing (*)	08/01/2013	10/31/2023	USD	187	152
Structured Financing (*)	12/11/2015	03/11/2026	USD	414	338
Structured Financing (*)	12/11/2015	03/11/2026	EUR	281	281
Bilateral Loan	7/11/2019	08/14/2026	EUR	—	200
Bilateral Loan	12/04/2019	05/06/2027	EUR	—	200
Bilateral Loan	11/08/2019	03/12/2030	EUR	—	150
Credit	05/23/2013	03/01/2023	GBP	100	111
(*) Facilities with amortization schedule, showing in the column "Limit 12/31/2020" the outstanding amount.
14.3 Maturities of balances
The maturity of balances at December 31, 2021 and 2020 are as follows:

December 31, 2021	Maturity
Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Closing balance
Loans with financial entities	1,416	48	81	177	109	—	1,831
Derivatives (Note 16)	336	133	32	15	45	1,599	2,160
Total	1,752	181	113	192	154	1,599	3,991

December 31, 2020	Maturity
Millions of euros	2021	2022	2023	2024	2025	Subsequent years	Closing balance
Loans with financial entities	318	120	133	118	335	686	1,710
Derivatives (Note 16)	578	305	86	133	73	3,428	4,603
Total	896	425	219	251	408	4,114	6,313

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Financial Statements 2021

14.4 Interest-bearing debt arranged or repaid in 2021
The most significant transactions in 2021 mainly includes the following:

Description	Limit Dec 31 2021 (millions)	Currency	Outstanding balance Dec 31 2021 (million euros)	Arrangement date	Maturity date	Drawdown 2021 (million euros)	Repayment 2021 (million euros)
Telefónica, S.A.
Bilateral Loan (1)	—	EUR	—	11/08/2019	06/14/2021	—	150
Bilateral Loan (2)	—	EUR	—	03/26/2021	06/28/2021	200	200
Bilateral Loan (3)	—	EUR	—	12/04/2019	08/06/2021	—	200
Bilateral Loan (4)	—	EUR	—	07/11/2019	08/16/2021	—	200
Credit (5)	—	GBP	—	05/23/2013	09/30/2021	—	116
(1) On June 14, 2021, there was an early repayment of the bilateral loan for 150 million euros, originally scheduled to mature in 2030.
(2) On June 28, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2022.
(3) On August 6, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2027.
(4) On August 16, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2026.
(5) On September 30, 2021, there was an early repayment of the credit for 100 million GBP, originally scheduled to mature in 2023.

14.5 Average interest on loans and borrowings
The average interest rate in 2021 on loans and borrowings denominated in euros was 0.2467% (0.387% in 2020) and 1.512% (1.79% in 2020) for foreign-currency loans and borrowings..

14.6 Unused credit facilities
The balances of loans and borrowings only relate to drawn down amounts.
At December 31, 2021 and 2020, Telefónica had undrawn credit facilities amounting to 10,415 million euros and 10,709 million euros, respectively.
Financing arranged by Telefónica, S.A. at December 31, 2021 and 2020 is not subject to compliance with financial ratios (covenants).

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Financial Statements 2021

Note 15. Payable to group companies and associates
15.1 Detail of group debts
The breakdown of payable to group companies and associates at the 2021 and 2020 year ends is as follows:

December 31, 2021
Millions of euros	Non-current	Current	Total
Loans	35,115	7,947	43,062
Trade payables to Group companies and associates	2	125	127
Derivatives (Note 16)	—	2	2
Tax Group payables to subsidiaries	24	290	314
Total	35,141	8,364	43,505

December 31, 2020
Millions of euros	Non-current	Current	Total
Loans	38,873	11,703	50,576
Trade payables to Group companies and associates	3	120	123
Derivatives (Note 16)	—	4	4
Tax Group payables to subsidiaries	24	436	460
Total	38,900	12,263	51,163
The maturity of these loans at the 2021 and 2020 year ends is as follows (figures in millions of euros):

December 31, 2021
Company	2022	2023	2024	2025	2026	2027 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	3,162	1,295	999	2,017	1,261	20,083	28,817
Telefónica Europe, B.V.	1,205	1,497	998	1,296	996	4,508	10,499
Telfisa Global, B.V.	3,580	—	—	—	—	—	3,580
Telefónica de Argentina, S.A.	—	—	—	—	159	—	159
Other companies	—	—	—	—	—	7	7
Total	7,947	2,792	1,997	3,313	2,416	24,598	43,062

Individual Annual Report 2021	Telefónica, S. A.	44

Financial Statements 2021

December 31, 2020
Company	2021	2022	2023	2024	2025	2026 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	3,326	3,114	2,228	1,008	2,273	20,853	32,802
Telefónica Europe, B.V.	1,467	999	2,243	997	1,294	3,693	10,693
Telfisa Global, B.V.	6,311	—	—	—	—	—	6,311
Telefónica Participaciones, S.A.U.	599	—	—	—	—	—	599
Telefónica de Argentina, S.A.	—	—	—	—	171	—	171
Total	11,703	4,112	4,472	2,004	3,738	24,546	50,576
Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2021 amounting 10,499 million euros (10,693 million euros in 2020). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with average interest rates at December 31, 2021 of 3.64% (4.00% in 2020). The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting to 7,443 million euros (7,502 million euros in 2020), bonds and debentures amounting to 1,557 million euros (1,596 million euros in 2020) and commercial paper amounting to 999 million euros (1,248 million euros in 2020).
Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2021 was 28,817 million euros (32,802 million euros in 2020). This financing is arranged as loans between these companies on the similar terms and conditions as those of the notes issued under the debt issuance programs of Telefónica Emisiones, S.A.U. The average interest rate in 2021 was 3.40% (3.32% in 2020). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2020 by tapping the European and American capital markets, issuing bonds totaling 3,500 million euros. In 2021 there has not been bonds issuances.
Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes adjustments to amortized cost at December 31, 2021 and 2020 as a result of fair value interest rate and exchange rate hedges.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States, Europe and Spain. The balance payable to this subsidiary is formalized through several deposit agreements accruing interest at market rates and amounting to 3,580 million euros in 2021 (6,311 million euros in 2020).
Financing raised by Telefónica, S.A. through Telefónica Participaciones, S.A.U.(see 2020 disclosure chart) corresponds to a loan with a principal of 600 million euros at an annual interest rate of 0.25%, which funds are a result of the issuance of non-dilutive convertible bonds carried out by Telefónica Participaciones, S.A.U., guaranteed by Telefónica, S.A. The outstanding balance of this debt as of December 2020 included the outstanding notional and accrued interests. The detail of redemption of debts in Note 21 only includes the payment of the notional. This loan has been fully repaid in 2021 at its maturity date.
In 2021 disclosure chart it is shown a new loan granted in September 2021 by Telefónica Argentina, S.A. amounting to 180 million US dollars (equivalent to 159 million euros at year end exchange rates), maturity date in 2026 and a variable interest rate referred to Libor. In June 2021 Telefónica de Argentina, S.A. granted a 190 million US dollars loan which was early repayed in August 2021. The funds received and paid related to this loan, which is not outstanding at year end, are shown as debt issues and redemptions in the charts of Note 21.
The 2020 disclosure included a loan granted in September 2020 by Telefónica de Argentina, S.A. amounting to 209 million US dollars (171 million euros as of 2020 year-end exchange rates), that has been cancelled prior to maturity in 2021.

Individual Annual Report 2021	Telefónica, S. A.	45

Financial Statements 2021

15.2 Tax liabilities
The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 314 and 460 million euros at December 31, 2021 and 2020, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax loss carryforwards) to the tax group headed by Telefónica, S.A. (see Note 17). The current or non-current classification is based on the Company’s projection of maturities.
The most significant balances correspond to Telefónica de España, S.A.U. amounting to 110 million euros (118 million euros in 2020), Telefónica Móviles de España, S.A.U. amounting to 40 million euros (221 million euros in 2020), Telefónica Latinoamérica Holding, S.L.U. amounting to 52 million euros (21 million euros in 2020), Telefónica Hispanoamérica, S.A. amounting to 36 million euros (no amount for this concept in 2020) and Telefónica Digital España, S.L.U. amounting 21 million euros (28 million euros in 2020).

Individual Annual Report 2021	Telefónica, S. A.	46

Financial Statements 2021

Note 16. Derivative financial instruments and risk management policies
a) Derivative financial instruments
During 2021, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.
At December 31, 2021, the total outstanding balance of derivatives transactions was 64,658 million euros (88,359 million euros in 2020), of which 38,248 million euros related to interest rate risk and 26,410 million euros to foreign currency risk. In 2020, 55,524 million euros related to interest rate risk and 32,835 million euros to foreign currency risk.
This figure is inflated by the use, in some cases, of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). The high volume is also due to the fact that when a derivative transaction is cancelled, the Company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
It should be noted that at December 31, 2021, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 501 million euros (1,651 million euros in 2020). At year-end 2021 and 2020, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intragroup hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.
The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2021, their notional amounts at year end and the expected maturity schedule is as follows:

Individual Annual Report 2021	Telefónica, S. A.	47

Financial Statements 2021

2021
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	22,265
Fixed to fixed	75	75	EUR	75	EUR
Fixed to floating	11,250	11,250	EUR	11,250	EUR
Floating to fixed	10,940	10,940	EUR	10,940	EUR
Foreign currency interest rate swaps	15,983
Fixed to floating
GBPGBP	476	400	GBP	400	GBP
USDUSD	14,695	16,644	USD	16,644	USD
Floating to fixed
USDUSD	812	920	USD	920	USD
Exchange rate swaps	16,831
Fixed to fixed
EURBRL	46	46	EUR	288	BRL
EURUSD	2,943	2,943	EUR	3,333	USD
GBPEUR	757	650	GBP	757	EUR
MXNUDI	359	5,322	MXN	1,170	UDI
UDIMXN	230	1,170	UDI	5,322	MXN
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
EURUSD	662	662	EUR	750	USD
GBPEUR	448	400	GBP	448	EUR
USDEUR	11,291	12,734	USD	11,291	EUR
Forwards	9,579
BRLEUR	94	628	BRL	94	EUR
CHFEUR	144	150	CHF	144	EUR
CLPEUR	1	536	CLP	1	EUR
CZKEUR	66	1,708	CZK	66	EUR
EURBRL	5,153	5,153	EUR	32,573	BRL
EURCLP	55	55	EUR	52,750	CLP
EURGBP	1,939	1,939	EUR	1,629	GBP
EURMXN	1	1	EUR	15	MXN
EURUSD	855	855	EUR	969	USD
GBPEUR	597	510	GBP	597	EUR
USDBRL	12	13	USD	77	BRL
USDCLP	4	4	USD	3,579	CLP
USDCOP	1	1	USD	4,058	COP
USDEUR	654	743	USD	654	EUR
USDGBP	1	1	USD	1	GBP
USDPEN	2	2	USD	9	PEN
TOTAL	64,658

Individual Annual Report 2021	Telefónica, S. A.	48

Financial Statements 2021

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Pension Plans	5,357	758	1,507	2,177	915
Loans	3,478	1,168	2,105	110	95
In national currency	2,500	775	1,725	—	—
In foreign currencies	978	393	380	110	95
Debentures and bonds MtM	40,420	492	4,845	5,188	29,895
In national currency	5,217	317	2,200	725	1,975
In foreign currencies	35,203	175	2,645	4,463	27,920
Other underlying (*)	15,403	13,383	1,637	136	247
CCS	3,575	2,762	430	136	247
Forward	9,581	9,581	—	—	—
IRS	2,247	1,040	1,207	—	—
Total	64,658	15,801	10,094	7,611	31,152
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.
The breakdown of Telefónica, S.A.’s derivatives in 2020, their notional amounts at year end and the expected maturity schedule is as follows:

Individual Annual Report 2021	Telefónica, S. A.	49

Financial Statements 2021

2020
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	37,650
Fixed to fixed	175	175	EUR	175	EUR
Fixed to floating	20,685	20,685	EUR	20,685	EUR
Floating to fixed	16,790	16,790	EUR	16,790	EUR
Foreign currency interest rate swaps	17,039
Fixed to floating
CHFCHF	139	150	CHF	150	CHF
GBPGBP	1,336	1,200	GBP	1,200	GBP
USDUSD	15,181	18,625	USD	18,625	USD
Floating to fixed
USDUSD	383	470	USD	470	USD
Exchange rate swaps	17,022
Fixed to fixed
EURBRL	184	184	EUR	1,171	BRL
EURUSD	618	618	EUR	758	USD
MXNUDI	353	5,938	MXN	1,305	UDI
UDIMXN	243	1,305	UDI	5,938	MXN
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	125	150	CHF	125	EUR
GBPEUR	1,009	900	GBP	1,009	EUR
USDEUR	14,395	16,545	USD	14,395	EUR
Forwards	15,634
BRLEUR	4	27	BRL	4	EUR
CLPEUR	—	350	CLP	—	EUR
CZKEUR	64	1,708	CZK	64	EUR
EURBRL	2,435	2,435	EUR	15,527	BRL
EURCLP	43	43	EUR	37,800	CLP
EURGBP	8,494	8,494	EUR	7,628	GBP
EURMXN	1	1	EUR	25	MXN
EURUSD	3,102	3,102	EUR	3,806	USD
GBPEUR	528	472	GBP	528	EUR
GBPUSD	2	2	GBP	2	USD
USDBRL	155	187	USD	988	BRL
USDCLP	6	7	USD	5,295	CLP
USDCOP	1	1	USD	3,504	COP
USDEUR	627	759	USD	627	EUR
USDGBP	27	32	USD	24	GBP
USDPEN	2	2	USD	8	PEN
CLPUSD	1	752	CLP	1	USD
BRLUSD	142	920	BRL	174	USD
MXNEUR	—	3	MXN	—	EUR
Subtotal	87,345

Individual Annual Report 2021	Telefónica, S. A.	50

Financial Statements 2021

Millions of euros
Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	835
Caps&Floors	835
GBP	835	750	GBP
Currency options	179
EURGBP	(2,899)	(2,899)	EUR
GBPEUR	2,917	2,917	EUR
USDBRL	(943)	1,157	USD
BRLUSD	1,104	(1,355)	USD
Subtotal	1,014
Total	88,359
The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Pension plans	6,567	960	1,762	1,458	2,387
Loans	6,740	1,903	3,685	1,040	112
In national currency	3,510	785	1,925	800	—
In foreign currencies	3,230	1,118	1,760	240	112
Debentures and bonds MtM	54,478	8,354	5,443	3,265	37,416
In national currency	14,217	1,550	2,767	2,925	6,975
In foreign currencies	40,261	6,804	2,676	340	30,441
Other underlying (*)	20,574	16,855	3,031	401	287
CCS	781	246	124	124	287
Currency options	178	178	—	—	—
Forward	15,635	15,635	—	—	—
IRS	3,980	796	2,907	277	—
Total	88,359	28,072	13,921	6,164	40,202
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.
The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.
b) Risk management policy
Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting Telefónica are as follows:

Exchange rate risk
Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt and (iii) due to those accounts payable or receivable referred to the entity that has registered the transaction.
Interest rate risk
Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.

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Financial Statements 2021

Share price risk
Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from derivatives on treasury shares.
Other risks
Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by changes in the credit spreads (over benchmark rates) demanded by lenders.
Credit risk appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.
Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated, or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.
Risk management
Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, credit and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.
Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt (including financial leases under IFRS 16) internally calculated. Telefónica believes that these parameters are more appropriate to understand its debt position. Net debt and net financial debt take into account the impact of the Group’s cash and cash equivalents balances including derivative positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt).
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency against euro, are offset (to some extent) by savings from the reduction in the value of debt denominated in such currencies converted to euros and/or synthetic debt in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt over operating income before depreciation and amortization (OIBDA) ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of a business in currencies other than euro, additional hedges can be made based on the estimate prices of the transactions or on estimated cash flows and OIBDA.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.
At December 31, 2021, net financial debt in pounds sterling was equivalent to 374 million euros (8,371 million euros at December 31, 2020). As a consequence of setting up in June 2021 of the "Joint Venture" VMED O2 UK (see Note 20), the previous objective of maintaining a debt in pounds sterling in the consolidated balance sheet of the Group of twice OIBDA has been modified, as a result of changing the consolidation of UK assets (VMED O2 UK is registered by equity method) and incorporating VMED O2 UK to leverage higher than twice the Debt OIBDA ratio. The synthetic debt target denominated in pounds sterling will be directly related to the flows that are expected to be repatriated from VMED O2 UK.
Telefónica also manages its exchange rate risk, seeking to significantly reduce the negative impact of any currency exposure on the income statement, both from transactions recognized on the balance sheet and those classified as highly probable, regardless of whether or not open positions are held. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining funding in the local currency, making it impossible to arrange a low-cost hedge (as in Argentina and Venezuela); (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for funding through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high depreciation risks.
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others: bond issuances in currencies other than the euro, which is Telefónica, S.A.'s functional currency, highly probable transactions in other currencies, future cash

Individual Annual Report 2021	Telefónica, S. A.	52

Financial Statements 2021

inflows in other currencies, investments and divestments, provisions for collections or payments and collections in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
Interest rate risk
Telefónica´s financial expenses are exposed to changes in interest rates. In 2021 the euro, the pound sterling and the US dollar were the short term rates that accounted for most of the exposure. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.
Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

	Impact on Consolidated P/L	Impact on Telefónica, S.A. P/L	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(33)	(37)	(449)	(449)
-100bp	33	37	449	449
To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2021 has been assumed, as well as a 100 basis point decrease in all currencies in order to avoid negative rates. The constant position equivalent to that prevailing at the end of the year has also been assumed.
To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2021 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.
In both cases, only transactions with external counterparties have been considered.
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of convertible or exchangeable instruments issued by Telefónica Group, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.
According to the share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by Telefónica or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future implies a risk since there could be an obligation to hand over the maximum number of shares granted at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price at the vesting date is above the price at the start of the cycle. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2018, the General Shareholder’s Meeting approved a long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group. Additionally, the Shareholder’s Meeting approved a share plan for the incentivized purchase of shares for employees of the Telefónica Group, which was implemented in July 2019. In 2021, the General Shareholder’s Meeting has approved a new long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group. The characteristics of these three plans are described in Note 19.
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, part of the treasury shares of Telefónica, S.A. held at December 31, 2021 might be used to cover the shares deliverable under the new plans. The fair value of the treasury shares at liquidation moment could increase or decrease depending on the variations in Telefónica, S.A.’s share quotation.
Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:
1.The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

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Financial Statements 2021

2.The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.
Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies so that any potential asset impairment would be accompanied by a reduction in liabilities; and,
2.Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
CVA or net Credit Valuation Adjustment (CVA+DVA) by is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA = (Expected Exposure) x (Probability of Default) x (Loss Given Default), in case of default or loss given default. In order to calculate these variables standard market practices are used.
When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSAs under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica (See Note 20).
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the capital structure of the Company, with the aim of maintaining the solvency and creating value to the shareholders.
The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a certain level of net financial debt (excluding items of a non-recurring or exceptional nature) that allows a

Individual Annual Report 2021	Telefónica, S. A.	54

Financial Statements 2021

comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Derivatives Policy
Telefónica’s derivatives policy emphasizes the following points:
•Derivatives based on a clearly identified underlying.
•Matching of the underlying to one side of the derivative.
•Matching the company contracting the derivative and the company that owns the underlying.
•Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.
•Sale of options only when there is an underlying exposure.
Hedge accounting
Hedges can be of three types:
•Fair value hedges.
•Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instruments used are options and only the intrinsic value of the option is recognized as an effective hedge. The changes in the temporal value of the option are registered in the income statements.
•Net investment hedges in consolidated foreign subsidiaries. Generally, such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. However, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It might also occur that the local debt market is not deep enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances, derivatives, either forwards or cross-currency swaps, are mainly used to hedge the net investment.
Hedges can comprise a combination of different derivatives.
There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our equity. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in the perceived risk on the underlying or a change in market view. The hedges must meet the effectiveness test and be well documented. To gauge the efficiency of transactions defined as accounting hedges, Telefónica analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedging instrument would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.
The possible sources of ineffectiveness that might arise when designing a hedging relationship and that will be considered when establishing the hedging rationale are:
•The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.
•The hedging instrument starts with initial value and a financing effect is produced.
•When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.
The main guiding principles for risk management are laid down by Telefónica’s finance department and implemented by the subsidiaries' chief financial officers (who are responsible for balancing the interests of the companies in a standalone basis and those of the Telefónica Group). The Corporate finance department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.
In 2021 the Company recognized a loss of 33 million euros for the ineffective part of cash flow hedges (a profit of 48.7 million euros in 2020).
The fair value of Telefónica, S.A. ´s derivatives with third parties amounted to a positive MtM (accounts receivable) of 1.266 million euros in 2021 (20 million euros in 2020).
The fair value of Telefónica, S.A.´s intragroup derivatives amounted to a positive MtM (accounts receivable) of 7 million euros in 2021 (positive MtM of 15 million euros in 2020).

Individual Annual Report 2021	Telefónica, S. A.	55

Financial Statements 2021

The breakdown of the Company’s derivatives with third party counterparties at December 31, 2021 and 2020 by type of hedge, their fair value at year end and the expected maturity schedule of the notional amounts is as follows:

2021
Millions of euros		Notional amount maturities (*)
Derivatives	Fair value (**)	2022	2023	2024	Subsequent years	Total
Interest rate hedges	(1,083)	67	(800)	—	(2,818)	(3,551)
Cash flow hedges	5	67	—	—	—	67
Fair value hedges	(1,088)	—	(800)	—	(2,818)	(3,618)
Exchange rate hedges	(65)	175	—	—	6,438	6,613
Cash flow hedges	(65)	175	—	—	6,438	6,613
Interest and exchange rate hedges	(133)	189	110	80	806	1,185
Cash flow hedges	(133)	189	110	80	806	1,185
Net investment Hedges	98	(5,104)	—	—	—	(5,104)
Other derivatives	(83)	(2,238)	(1,187)	(303)	1,321	(2,407)
Interest rate	(154)	(963)	(1,283)	(303)	(1,065)	(3,614)
Exchange rate	(9)	(1,724)	(370)	—	2,386	292
Other	80	449	466	—	—	915
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

2020
Millions of euros		Notional amount maturities (*)
Derivatives	Fair value (**)	2021	2022	2023	Subsequent years	Total
Interest rate hedges	(1,337)	—	(490)	(800)	(2,639)	(3,929)
Cash flow hedges	14	—	67	—	—	67
Fair value hedges	(1,351)	—	(557)	(800)	(2,639)	(3,996)
Exchange rate hedges	1,031	404	125	—	5,856	6,385
Cash flow hedges	1,031	404	125	—	5,856	6,385
Interest and exchange rate hedges	(184)	247	189	668	886	1,990
Cash flow hedges	(184)	247	189	668	886	1,990
Net investment Hedges	19	(3,752)	—	—	—	(3,752)
Other derivatives	451	(11,779)	42	(258)	1,103	(10,892)
Interest rate	(75)	(4,637)	(673)	(258)	(1,283)	(6,851)
Exchange rate	271	(7,303)	561	—	2,386	(4,356)
Other	255	161	154	—	—	315
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

Individual Annual Report 2021	Telefónica, S. A.	56

Financial Statements 2021

Note 17. Income tax
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2021 and 2020 comprised 45 and 44 companies, respectively.
This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.
Tax balances as of December 31, 2021 and 2020 are as follows:

Millions of euros	2021	2020
Tax receivables:	1,147	2,216
Deferred tax assets:	1,009	2,115
Deferred income tax (income)	155	371
Long-term tax credits for loss carryforwards	580	869
Unused tax deductions	274	875
Current tax receivables (Note 10):	138	101
Withholdings	19	21
Corporate income tax receivable	113	68
VAT and Canary Islands general indirect tax refundable	6	12
Tax payable:	142	219
Deferred tax liabilities:	91	151
Current payables to public administrations (Note 18):	51	68
Personnel income tax withholdings	5	5
Withholding on investment income, VAT and other	44	61
Social security	2	2

Telefónica S.A., considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 2,308 million euros at December 31, 2021.

Dec 31 2021	Total carry-forwards	Less than 1 year	More than 1 year	Total recognized
Tax Group tax credits for loss carryforwards	2,060	1,418	642	1,978
Prior to Tax Group loss carryforwards (*)	248	—	248	—
(*) Unused tax credits for loss carryforwards
Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2021 amounts to 580 million euros (869 million euros in 2020).
During 2021, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of income tax amounting to 71 million euros (39 million euros in 2020).

Individual Annual Report 2021	Telefónica, S. A.	57

Financial Statements 2021

17.1 Movement in deferred tax assets and liabilities
The balances and movements in deferred tax assets and liabilities for Telefónica, S.A. at December 31, 2021 and 2020 are as follows:

2021
Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	869	371	875	2,115	151
Arising in the year	—	53	—	53	—
Reversal	(289)	(269)	(626)	(1,184)	(15)
Transfers to the tax group’s net position	—	—	25	25	(45)
Closing balance	580	155	274	1,009	91

2020
Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	980	194	887	2,061	143
Arising in the year	27	199	56	282	25
Reversal	(138)	(15)	(99)	(252)	—
Transfers to the tax group’s net position	—	(7)	31	24	(17)
Closing balance	869	371	875	2,115	151
The company assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies that conform the Tax Group, on the Spanish tax regulation and on the strategic decisions affecting the companies. At December 31, 2021 the estimate of the recoverability of deferred tax assets has been assessed taking into account, (i) the estimated Tax Group companies result, (ii) the regulatory changes (mainly the entry into force of the minimum tax) and (iii) the ruling of October 29, 2021 of the Spanish National Court of Appeals (Audiencia Nacional), as well as the recent case law of the Supreme Court, which makes it probable that the tax credits for tax loss carryforwards generated in 2002 and 2004 can be used in a future new settlement for 2009 and 2010 (see 17.3 Tax inspections and tax lawsuits).
Following this analysis, in 2021 a reversal of deferred tax assets for loss carryforwards and deductions amounting to 379 million euros has been recorded with a balancing entry in income tax (106 million euros of loss carryforwards and 273 million euros of deductions).
Moreover, in 2021 the Company completed tax inspection proceedings for 2014 to 2017, as detailed in section 17.3, which involved the consumption of deferred tax assets for loss carryforwards amounting to 199 million euros and deductions amounting to 193 million euros. Both are shown as reversals in 2021 chart of movements.
In the captions long term tax provisions (see Note 18) and the related deferred tax assets, a reversal of 143 million euros has been recorded after the state aid recuperation procedure corresponding to the tax deductibility of financial goodwill from 2015 to 2018 (see 17.3 Tax deductibility of financial goodwill in Spain).
The reversal of "temporary differences, assets" in 2021 is mainly due to the accounting of the tax effect in the valuation of financial derivative instruments with changes through equity amounting to 255 million euros. This concept in 2020 was an addition of 135 million euros.
The estimation of recoverability of deferred tax assets of the Group in Spain in 2020 ended with a reversal of 138 million euros of deferred tax assets for loss carryforwards and deductions amounting to 99 million euros. On the other hand, deferred tax assets for loss carryforwards amounting to 27 million euros and deductions by 56 million euros were activated.
Pursuant to the publication in the BOE of December 31, 2020 of Law 11/2020 of December 30, 2021 on General State Budgets 2021, and with effect from January 1, 2021, the exemption to avoid double taxation of the dividends and positive income derived from the transfer of shares of article 21 of LIS, will be reduced by 5% in concept of non-deductible management expenses, which reduces the effective exemption to 95%.

Individual Annual Report 2021	Telefónica, S. A.	58

Financial Statements 2021

With respect to consolidated tax group, this 5% will not be eliminated even when it relates to dividends or income derived from the transfer of shares, distributed or obtained (respectively) within the tax group.
As a consequence of the analysis of this impact in Telefónica, S.A. 24 million euros of deferred tax assets and 25 million euros of deferred tax liabilities were accounted in 2020 and shown as Additions in the chart of movements.
17.2 Reconciliation of accounting profit (loss) to taxable income and income tax expense to income tax payable
The calculation of the income tax expense and income tax payable for 2021 and 2020 is as follows.

Millions of euros	2021	2020
Accounting profit (loss) before tax	248	(1,966)
Permanent differences	(1,816)	307
Temporary differences:	2	529
Arising in the year	57	38
Arising in prior years	(55)	491
Tax result	(1,566)	(1,130)
Gross tax payable	(391)	(283)
Corporate income tax refundable	(391)	(283)
Activation/Reversal of loss carryforwards and/or deductions	381	46
Temporary differences for tax valuation	(1)	(132)
Other effects	29	63
Corporate income tax accrued in Spain	18	(306)
Foreign taxes	24	25
Income tax	42	(281)
Current income tax	(853)	(257)
Deferred income tax	895	(24)
The permanent differences mainly correspond to the write-off of the investments in Group companies, to the non-taxable dividends received, to the non-taxable capital gains on the sale of Telefónica Costa Rica TC, S.A. (see Note 8) and to the financial goodwill.
The heading "Activation/reversion of loss carryforwards and/or deductions" mainly includes the reversal of deductions by 293 million euros (activation of 56 million euros in 2020) and the reversal of loss carryforwards by 108 million euros in 2021 (reversal of 101 million euros in 2020).
The caption “Other effects” mainly includes the impact arising from the provision made in relation to the tax deductibility of the financial goodwill.
17.3 Tax inspections and tax-related lawsuits
In July 2019, new inspection proceedings were initiated with respect to several of the companies belonging to tax group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and period being audited are as follows: corporate income tax for the years 2014 to 2017 and value added tax, withholding and personnel income tax, tax returns on real estate and non-resident income tax returns for the period between June and December of 2015 and from the year 2016 to 2018.
In October 2021, the resolutions were signed with agreement with respect to the fiscal treatment of exchange rate differences raised by the assets in Venezuelan Bolivars and with disagreement with respect to the non-taxable income of juros since 2015, generating a loss (Tax Group expense) amounting to 387 million euros. However, there has not been a significant cash outflow as Group tax credits have substantially offset the impact.
In January 2022 the tax inspection proceeding was closed after the reception of the resolution agreement. The Company will file an appeal against this resolution to the economic-administrative tax court.
In relation to the corporate tax inspection for the years 2008 to 2011, the proceedings ended in 2015 and Telefónica, S.A. filed an appeal against the conclusion based on the discrepancies for the use of tax credits and deductions. In January, 22, 2019, Telefónica was notified of an execution notice by the Spanish Central Economic-Administrative Tax Court which partially upheld the claims followed by execution agreements in March and June 2019 with a refund of 702 million euros pertaining to overpayments made by it in those tax years and 201 million euros related to compensatory interests. The Company was dissatisfied with the decision of the Spanish Central Economic-Administrative Tax Court, and on its own behalf, filed an appeal to the Sala Contencioso-Admnistrativo of the Spanish Audiencia Nacional. On October 29, 2021 the court upheld the claims of Telefónica. This judgment has been appealed in cassation to the Supreme Court by the tax authorities, but the Court has not yet ruled on its admissibility. The Company, nevertheless, according to the October 29, 2021 ruling and the recent Supreme Court case-law considers that tax losses carry forward generated in 2002 and 2004 can be used in the 2009 tax return.
In relation to the corporate tax inspection for the years 2005 to 2007, which ended in 2012, as well as the tax proceedings 2008 to 2011, Telefónica continues to dispute the criteria for the use of the tax credits and deductions and therefore filed an appeal before the Audiencia Nacional.

Individual Annual Report 2021	Telefónica, S. A.	59

Financial Statements 2021

At the end of 2021, after the closed inspection proceedings and the years still pending to be inspected, it was determined that there was no need to record additional liabilities as a result of any of the foregoing.
Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (Fondo de Comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Colombia Telecom (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2021, was 1,879 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged in the first decision the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007, and before May 21, 2011 for investments in other countries in the second decision, in its third decision dated October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

Furthermore, there are also doubts in the Spanish Courts about the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transmission.
On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish Tax depreciation scheme of financial goodwill as state aid and non-compatible with the internal market for the First and Second decisions.
With regard to the recognition of legitimate expectations for the first and second decisions, the Court of Justice of the European Union confirms its applicability.
The proceedings initiated on the Third Decision, which was suspended until the resolution of the First and Second Decisions, has been reactivated on October 2021. As of the signing of these financial statements, this Decision is still pending first instance judgement.
Notwithstanding the above, the Tax and Customs Control Unit of the Spanish Tax Authority (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 and February 2021, the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, and for the years 2016 to 2018. The effective recovery of the aid is provisional, pending the final results of the appeals brought against the three decisions. The result of the settlement, once offset by outstanding tax credits (tax losses carryforward and deductions) resulted in a payment of 11 million euros.
Even when the Company understands that the legitimate expectations principle in relation to this tax incentive applies, in relation to tax-amortized goodwill by the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has decided to reverse the recovered part amounted to 143 million euros and continues accruing the amount of the goodwill amortized for tax purposes, totaling 343 million euros as of 31 December 2021 (420 million euros as of 31 December 2020).

Individual Annual Report 2021	Telefónica, S. A.	60

Financial Statements 2021

Note 18. Trade, other payables and provisions
A) Trade and other payables
The breakdown of “Trade and other payables” is as follows:

Millions of euros	2021	2020
Suppliers	95	101
Accounts payable to personnel	39	39
Other payables	6	9
Other payables to public administrations (Note 17)	51	68
Total	191	217
Information on deferred payments to third parties. Third additional provision, “Information requirement” of Law 15/2010 of July, 5
In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

	2021	2020
	Number of days	Number of days
Weighted average maturity period	36	36
Ratio of payments	38	36
Ratio of outstanding invoices	21	40
	Millions of euros	Millions of euros
Total Payments	275	270
Outstanding invoices	20	21
Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2021 included payment periods with a maximum of 60 days.
For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2021 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.
B) Provisions
In 2021 and 2020 the concepts and amounts under the provisions caption are the following:

2021
Millions of euros	Non-current	Current	Total
Tax Provisions	343	—	343
Termination plans (Note 19)	105	28	133
Other provisions	212	2	214
Total	660	30	690

2020
Millions of euros	Non-current	Current	Total
Tax Provisions	433	—	433
Termination plans (Note 19)	94	24	118
Other provisions	178	2	180
Total	705	26	731
Movements in the provisions during 2021 and 2020 are disclosed below:

Millions of euros	2021	2020
Opening balance:	731	668
Additions	132	83
Amortization and reversals	(175)	(17)
Transfers	—	(3)
Fair value adjustments and others	2	—
Closing balance:	690	731
Non-current	660	705
Current	30	26

Individual Annual Report 2021	Telefónica, S. A.	61

Financial Statements 2021

In 2021 and 2020 the caption “Additions” included 53 and 68 million euros, of tax provisions for the article 12.5 of the Spanish Corporate Tax Law related to the acquisition of Vivo (see Note 17). In 2021, after the recovery of the amortization of financial goodwill made by Spanish Tax Authorities detailed in 17.3, the Company has amortized an amount of 143 million euros of long term tax accrual for this concept. The amortization is shown as "Amortization and reversals" in 2021 chart of movements.
In 2019, Telefónica, S.A. launched a new voluntary termination plan for the employees who met certain requirements regarding the age of the employee and the seniority in the Company. The program was implemented during the first months of 2020.
In 2021 and 2020, the programs launched in 2019 (Plan 5 and Plan 10) with requirements regarding age and seniority in the Company for active employees were implemented. Additional expense of 25 and 15 million euros has been registered in 2021 and 2020, respectively, to cover the programs.

In addition, the Company has launched in 2021 a new voluntary, but not universal, termination plan for the employees who met certain requirements regarding the age of the employee and the seniority in the Company. This program will be implemented during the first months of 2022 and it has amounted to an expense of 11 million euros in 2021 income statement.
In 2021 and 2020 amortization of 20 and 17 million euros, respectively, related to the different programs launched in previous years have been registered.

Individual Annual Report 2021	Telefónica, S. A.	62

Financial Statements 2021

Note 19. Revenue and expenses
19.1 Revenue
a) Rendering of services
Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2021 and 2020, “Rendering of services to Group companies and associates” included 345 and 379 million euros, respectively, for this item.
Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica UK, Ltd., Telefónica Latinoamérica Holding, S.L., Telxius Telecom, S.A.U. and since 2018, Telefónica Germany, GmbH. In March 2021 Telefónica Latinoamérica Holding, S.L partially transferred the contract signed with Telefónica, S.A. to Telefónica Hispanoamérica, S.A. so that Telefónica, S.A. went on to provide these services also to Telefónica Hispanoamérica, S.A. from January 1st, 2021. Revenues received for this concept in 2021 and 2020 amounted to 39 and 30 million euros, respectively, recognized under “Rendering of services to Group companies and associates”.
Revenues in 2021 and 2020 also include property rental income amounting to 42 y 43 million euros, respectively, mainly generated from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).

b) Dividends from Group companies and associates
The detail of the main amounts recognized in 2021 and 2020 is as follows:

Millions of euros	2021	2020
Telfisa Global, B.V.	356	1,364
Telefónica de España, S.A.U.	—	1,207
Telefónica O2 Holdings Limited	2,345	4,459
Telefónica Móviles España, S.A.U.	560	1,949
Telefônica Brasil, S.A.	272	302
Sao Paulo Telecomunicaçoes, Ltda	56	35
Telefónica Hispanoamérica, S.A.U	—	417
Pontel Participaciones, S.L.	2,196	—
Telefónica de Contenidos, S.A.U	—	105
Telefónica Finanzas, S.A.U	67	178
Telfin Ireland, Ltd.	80	136
Other companies	11	105
Total	5,943	10,257
c) Interest income on loans to Group companies and associates
This heading includes the return obtained on loans granted to subsidiaries to carry out their business (see Note 8.5). The breakdown of the most significant amounts is as follows:

Millions of euros	2021	2020
Telefónica Móviles México, S.A. de C.V.	—	7
Telfisa Global, B.V.	29	—
Telefónica Hispanoamérica, S.A.U	—	3
Telxius Telecom, S.A.U.	5	8
Telefónica Europe, B.V.	2	2
Other companies	—	1
Total	36	21
As described in Note 15.1, Telfisa Global, B.V. is in charge of the cash pooling services of the Group. In 2021, and based on the recommendations by the OECD Transfer Pricing Guidance on Financial Transactions, the Company has signed an agreement to partially share the financial profit or loss raised by its subsidiary within its operations. In 2021 the impact has been a revenue shown in the chart above.

Individual Annual Report 2021	Telefónica, S. A.	63

Financial Statements 2021

19.2 Non-core and other current operating revenues
“Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.
19.3 Personnel expenses and employee    benefits
The breakdown of “Personnel expenses” is as follows:

Millions of euros	2021	2020
Wages, salaries and other personnel expenses	167	158
Pension plans	9	7
Social security costs	36	39
Total	212	204
In 2021, “Wages, salaries and other personnel expenses” includes compensation accruals amounting to 36 million euros (15 million euros in 2020) as described in Note 18.
Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:
•Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.
•Mandatory contribution by participants of a minimum of 2.2% of their base salary.
•Individual and financial capitalization systems.
This fund was outsourced to Telefónica's subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.
At December 31, 2021, 2,220 participants have signed up for the plan (2,266 participants in 2020). This figure includes both active employees, employees under termination plans and former employees who voluntarily decided to maintain the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 3 million euros in both 2021 and 2020.
In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.
Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 7 and 8 million euros in both 2021 and 2020, respectively. In 2021 and 2020 some executives under this Pension Plan for Senior Executives left the Company, and accordingly their accumulated contributions were retrieved by Telefónica, S.A. and registered as a decrease in the expense totaling 2 and 5 million euros, respectively.
No provision was made for this plan as it has been fully externalized.
The main share-based payment plans in place in the 2021-2020 period are as follows:
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022
At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
The number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The plan will be in force for five years and is divided into three cycles of three years each.
The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan at inception was 8,466,996 shares (out of which, 2,942,891 shares were assigned to Telefónica, S.A.'s employees) with a fair value of 6.4631 euros per share for the FCF objective ("Free Cash Flow") and 4.516 euros for the TSR ("Total Shareholder Return"). As of December 31, 2020 the number of outstanding shares was 7,093,162 (out of which, 2,780,383 shares corresponded to Telefónica, S.A.’s employees). Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

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Nevertheless, on February 23, 2021, the Chairman & CEO declared in the Nominating, Retribution and Good Governance Committee that he considered appropriate to renounce to this incentive perception as a sign of responsibility with society, customers, shareholders and employees of Telefónica as well as a cautious measure after the economic impacts of the COVID-19 crisis. The COO made the same declaration. The renounce was accepted by the Board of Directors.
The second cycle commenced in 2019 and finalized on December 31, 2021.The maximum number of shares assigned to this cycle of the plan was 9,471,489 shares (out of which, 3,448,724 shares were assigned to Telefónica, S.A.'s employees) with a fair value of 6.1436 euros per share for the FCF objective ("Free Cash Flow") and 4.4394 euros for the TSR ("Total Shareholder Return"). As of December 31, 2021 the number of outstanding shares was 7,494,896 (out of which, 2,989,340 shares correspond to Telefónica, S.A.’s employees). Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.
The third cycle commenced in 2020 and will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 5,346,508 shares and the outstanding shares at December 31, 2021 was 4,903,728, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	2,673,254	2,451,864	1.64
FCF Objective	2,673,254	2,451,864	3.21
Out of this total, the shares assigned to Telefónica, S.A.'s employees were 1,935,025. The outstanding shares as of December 31, 2021 are 1,840,907.
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2021-2025
At the General Shareholders’ Meeting held on April 23, 2021, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
The number of shares to deliver depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company to reach zero net emissions by 2025.
The plan has a duration of five years and is divided into three cycles of three years each.
The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2021 was 19,216,398, with the following breakdown:

First cycle	Nº of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	9,712,749	9,608,199	2.64
FCF Objective	7,770,200	7,686,559	3.15
N.E. CO2 Objective	1,942,550	1,921,640	3.15
The maximum number of shares assigned to Telefónica, S.A.'s employees amounts to 7,831,873 (outstanding shares as of December 31, 2021 amounting to 7,743,925).
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan described above, the plan the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan at inception was 787,500 shares (out of which, 92,500 shares were assigned to Telefónica, S.A.'s employees) with a fair value of 6.4631 euros per share for the FCF objective ("Free Cash Flow") and 4.5160 euros for the TSR ("Total Shareholder Return"). As of December 31, 2020 the number of outstanding shares was 691,750 (out of which, 85,250 shares corresponded to Telefónica, S.A.’s employees). Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.
The second cycle commenced in 2019 and finalized on December 31, 2021 with a maximum number of shares

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assigned of 812,000 (out of which, 112,250 shares were assigned to Telefónica, S.A.'s employees) with a fair value of 6.1436 euros per share for the FCF objective ("Free Cash Flow") and 4.4394 euros for the TSR ("Total Shareholder Return"). As of December 31, 2021 the number of outstanding shares was 690,750 (out of which, 88,500 shares corresponded to Telefónica, S.A.’s employees). Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.
The third cycle commenced in 2020 and will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 897,400 shares and there were 836,200 outstanding shares at December 31, 2021, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	448,700	418,100	1.64
FCF Objective	448,700	418,100	3.21
From this total, the shares assigned to Telefónica, S.A.'s employees are 127,000. The outstanding shares as of December 31, 2020 are 105,200.
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2021-2025” (TFSP)
At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company to reach zero net emissions by 2025.

The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2021 was 1,745,500, with the following breakdown:

First cycle	Nº of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	875,750	872,750	2.64
FCF Objective	700,600	698,200	3.15
N.E. CO2 Objective	175,150	174,550	3.15
From this total, the shares assigned to Telefónica, S.A.'s employees are 232,500. The outstanding shares as of December 31, 2020 are 231,000.
Telefónica, S.A. global share plans "Global Employee Share Plans"
The Telefónica, S.A. Ordinary General Shareholders’ meeting on June 8, 2018 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee can invest is limited to 1,800 euros.
The purchase period commenced in August 2019 and ended in July 2020. In July 2021 the vesting period of the plan ended. More of 15,800 employees that had registered for the plan at that moment received 1,853,966 free shares from Telefónica, valued at around 7.3 million euros at the time of the delivery. (See Note 11).

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19.4 Average number of employees in 2021 and 2020 and number of employees at year-end

2021
	Employees at 12/31/21			Average no. of employees in 2021
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	48	108	156	49	112	161
Managers	144	143	287	143	146	289
Project Managers	127	141	268	127	141	268
University graduates and experts	155	123	278	165	126	291
Administration, clerks, advisors	98	1	99	101	1	102
Total	572	517	1,089	585	527	1,112

2020
	Employees at 12/31/2020			Average no. of employees in 2020
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	49	124	173	55	127	182
Managers	152	159	311	160	172	332
Project Managers	135	150	285	140	150	290
University graduates and experts	170	145	315	176	145	321
Administration, clerks, advisors	113	2	115	111	3	114
Total	619	581	1,200	642	598	1,240
On April 1, 2021 the contract to transfer the Autonomous Productive Unit (APU) between Telefónica, S.A. and Telefónica Hispanoamérica, S.A. was signed. This contract was the conclusion of the restructuring process of the businesses in Latin América that the Group started in 2020. The APU transfer affected 45 Telefónica, S.A.'s employees.
According to the new requirement of the Spanish Companies Law established in article 260, the average number of employees with disability of 33% or higher, establishing the categories to which they belong are the following:

Professional category	Average number of employees
Project Managers	1
University graduates and experts	1
Administration, clerks, advisors	2
Total	4

19.5 External services
The items composing “External services” are as follows:

Millions of euros	2021	2020
Rent	4	10
Independent professional services	145	165
Donations	58	61
Marketing and advertising	106	97
Other expenses	76	64
Total	389	397
In 2021 and 2020 the line Donations include funds contributed and paid to Fundación Telefónica amounting to 57 million euros during both years.
On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establish the headquarters of the “Telefónica Corporate University”. On December 31, 2020 the Company requested an early cancellation of the contract, paying the indemnity of 15 million euros which is shown as Other operating expenses in the 2020 chart of external services.

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Financial Statements 2021

On May 30, 2019, Telefónica, S.A. signed a 10-year contract to rent Diagonal 00 building, owned by the Company until that moment, due in 2029 (Note 7), renewable for another 6 years.
Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2021 and 2020 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future minimum rentals 2021	24	4	7	6	7
Future minimum rentals 2020	31	4	8	7	12
19.6 Finance revenue
The items composing “Finance revenue” are as follows:

Millions of euros	2021	2020
Dividends from other companies	13	10
Other third parties financial revenues and gains on derivative instruments	410	365
Total	423	375
“Other third parties financial revenues and gains on derivative instruments” include the effect of the financial hedges arranged to unwind positions for 2021 and 2020, which have the same amount under ¨Finance costs payable to third parties and losses on interest rates of financial hedges¨ and therefore do not have a net impact in the income statement.
19.7 Finance costs
The breakdown of “Finance costs” is as follows:

Millions of euros	2021	2020
Interest on borrowings from Group companies and associates	1,455	1,584
Finance costs payable to third parties and losses on interest rates of financial hedges	89	387
Total	1,544	1,971
The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2021	2020
Telefónica Europe, B.V.	458	461
Telefónica Emisiones, S.A.U.	986	1,089
Other companies	11	34
Total	1,455	1,584
Other companies includes financial costs with Telfisa Global, B.V. related to current payables for specific cash needs.
The amount included as “Finance costs payable to third parties and losses on interest rate of financial hedges” refers to fair value effects in the measurement of derivative instruments described in Note 16, together with the effect of the debt interest rates' trend during the year.
19.8 Exchange differences
The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2021	2020
On current operations	102	31
On loans and borrowings	95	67
On derivatives	849	2,043
On other items	231	98
Total	1,277	2,239
The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2021	2020
On current operations	105	122
On loans and borrowings	79	188
On derivatives	1,077	1,320
On other items	11	8
Total	1,272	1,638
The variation in exchange gains and losses is due to the fluctuations in the main currencies the Company works with. In 2021 euro exchange rate has depreciated against US dollar (8.32%), pound sterling (6.90%) and Brazilian real (0.87%).
In 2020 Euro exchange rate appreciated against US dollar (8.47%), pound sterling (5.22%) and Brazilian real (29.01%).
These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

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Financial Statements 2021

Note 20. Other information
a) Financial guarantees
At December 31, 2021, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 37,638 million euros (40,648 million euros at December 31, 2020). These guarantees are measured as indicated in Note 4.g).

Millions of euros
Nominal Amount	2021	2020
Debentures and bonds and equity instruments	36,524	38,681
Loans and other payables	115	719
Other marketable debt securities	999	1,248
Total	37,638	40,648
The debentures, bonds and equity instruments in circulation at December 31, 2021 issued by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 36,524 million euros at December 31, 2021 (38,681 million euros at December 31, 2020). During 2021 there were no issuance of instruments on capital markets by Telefónica Emisiones, S.A.U (3,500 million euros in 2020) and 4,471 million euros matured during 2021 (5,635 million euros during 2020).
The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2020 was the cash-settled equity link bonds non-dilutive issued by Telefónica Participaciones, S.A.U., whose outstanding amount at December 31, 2020 was 600 million euros and maturing in 2021.
“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this program at December 31, 2021 was 999 million euros (1,248 million euros at December 31, 2020).
Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2021 and 2020, these guarantees amounted to approximately 41 million euros in both years.
b) Litigation
Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which Telefónica is present.
Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.
It is worth highlighting the following aspects relating to the unresolved legal proceedings or those underway during 2021 (see Note 17 for details of tax-related cases):
Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.
On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica in the amount of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specifically, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.

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Financial Statements 2021

On June 28, 2016, the European Union General Court ruled. Although it declared the existence of an infringement of competition law, it annulled Article 2 of the contested Decision and required the European Commission to reassess the amount of the fine imposed. The General Court considered that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the European Commission filed its response against the Telefónica's appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission, which was urged to recalculate the amount of the fine in the judgment of the General Court of June 2016, issued a resolution on January 25, 2022, imposing a fine of 67 million euros on Telefónica. The Company is currently analyzing this resolution.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.
In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones (“ColTel”), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, ColTel’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.
Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia’s objections in its Claimant’s Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.
On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.

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On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending. On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.
On November 2, 2020, Telefónica presented its response to Colombia's reply.
After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held, and the parties are awaiting the issuance of the arbitration award.
Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica
Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.
In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.
Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.
On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.
On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.
On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause Telefónica.
On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
ICSID Arbitration Telefónica, S.A. vs. Republic of Peru
On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.
Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.
It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.
The Arbitration Court is currently being constituted.
UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefónica O2 Holdings Limited and Telefónica UK Limited
In late 2018, Phones 4U Limited (in administration) (“P4U”) commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the “Defendants”).
P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.
P4U went into administration in September 2014.
P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U’s allegations.
The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial Defences in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.
The first trial will be heard in the Competition List of the Chancery Division of the English High Court and is listed to take place from May 16, 2022 to July 29, 2022.
c) Other contingencies
The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to

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possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
d) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, November 8, 2016, May 11, 2018, November 28, 2019 and February 4, 2022. The term of the agreement was extended for Spain and Brazil in November 2016, for two additional years until the end of 2023, and for Latin America in February 2022, for one additional year until the end of 2022.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.
Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.
On March 31, 2021 an amendment of the master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group was subscribed. By virtue of this amendment the term may be extended for those adhered companies that decide to extend their services beyond the initial term.
Contracts for the provision of IT services with Nabiax
In 2019 Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company (hereinafter "Nabiax") controlled by Asterion Industrial Partners SGEIC, S.A.
At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra, the infrastructure unit of the

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Telefónica Group ("T. Infra"), reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.
Once the conditions related to the contribution of the two data centers located in Chile have been fulfilled and the same has been executed, T. Infra's stake in Nabiax will reach 20%. In this case, the contribution will also be complemented by the signing of a contract for the provision to Telefónica of housing services from these additional two data centers on similar terms as those indicated above.
50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited (as amended, the "Contribution Agreement").
After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. As from such date, Telefónica and Liberty Global each holds an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.
The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 (the "Shareholders' Agreement"). The Shareholders' Agreement provides that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of VMED O2 UK Limited, contains provisions regulating the management of VMED O2 UK Limited, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and customary non-solicitation, non-compete and information sharing provisions. Likewise, the Shareholders' Agreement provides that each of Telefónica or Liberty Global will have the right to initiate an initial public offering (IPO) of VMED O2 UK Limited after the third (3rd) anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the IPO on a pro rata basis. The Shareholders’ Agreement also includes general restrictions on transfers of interests in VMED O2 UK Limited until the third (3rd) anniversary of the closing of the transaction, subject to certain limited exceptions. After third (3rd) anniversary of the closing of the transaction, any of the shareholders may send a notice to the other shareholder to initiate an IPO process as set forth in the Shareholders’ Agreement, and after the fifth (5th) anniversary, each shareholder will be able to initiate a sale of VMED O2 UK Limited to a third party in accordance with certain drag procedures, subject to a right of first offer in favor of the other shareholder.
On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time, VMED O2 UK Limited would also provide certain reverse services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms ranging from 7 to 24 months while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for a period of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.
Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the “VMED O2 UK Limited Trademark Licenses”). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.

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Additionally, at the date of closing of this transaction, Telefonica UK Limited entered into a recovery plan together with the trustee of the Telefonica UK pension plan. Such recovery plan and the Contribution Agreement set forth the obligation of Telefonica UK Limited to carry out certain payments during 2021 and 2022 in respect of agreed deficit-repair pension contributions due to the Telefonica UK Pension Plan.
In December 2021, Telefónica and Liberty Global reached an agreement on the amount for the post-completion equalization adjustment–pursuant to the calculation rules set out in Schedule 10 of the Contribution Agreement. Post payment of the related amount, Telefónica has received proceeds in connection with the transaction (i.e., excluding dividends from the ordinary course of business) amounting to 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day).
e) Directors’ and Senior executives’ compensations and other benefits
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2021, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 3,101,101 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control
Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2021 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.
In this regard, it is noted that the Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros established for the 2022 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous six years (i.e. 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2022 financial year is equal to the one received in the years 2021, 2020 and 2019.

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Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2021. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.
f) Related-party transactions
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and Blackrock, Inc., with stakes in Telefónica, S.A. of 4.99%, 4.49% and 4.48%, respectively at December 31, 2021.
During 2021 and 2020, the Group carried out no significant transactions with Blackrock, Inc. other than the corresponding dividends paid.
A summary of significant transactions between Telefónica, S.A. and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

2021
Millions of euros	BBVA	la Caixa
Financial expenses	6	1
Receipt of services	1	2
Total expenses	7	3
Financial revenues	1	—
Dividends received (1)	8	—
Total revenues	9	—
Guarantees granted	—	8
Time deposits	86	—
Time deposits (Others)	251	21
Dividends distributed	108	113
(1) As of December 31, 2021 Telefónica holds 0.66% investment in BBVA (See Note 9.3).

2020
Millions of euros	BBVA	la Caixa
Financial expenses	6	—
Receipt of services	1	2
Total expenses	7	2
Financial revenues	2	—
Dividends received (1)	6	—
Total revenues	8	—
Financing transactions	294	273
Guarantees granted	—	8
Time deposits	126	—
Time deposits (Others)	216	10
Dividends distributed	125	126
(1) As of December 31, 2020 Telefónica held 0.66% investment in BBVA.
In addition, the nominal outstanding value of derivatives held with BBVA and la Caixa in 2021 amounted to 6,226 and 264 million euros, respectively (10,211 million euros held with BBVA and 542 million euros with la Caixa in 2020). The fair value of these derivatives in the balance sheet is 331 and 26 million euros, respectively, in 2021 (215 and -11 million euros, respectively, in 2020). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. Moreover, in 2021 there are collateral guarantees (liabilities) of certain derivatives held with BBVA and La Caixa amounting to 251 and 21 million euros, respectively (a liability of 164 and 10 million euros, respectively, in 2020).
Until July 30, 2020, BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) held a shareholding together with Telefónica Móviles México, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira México, S.A. de C.V. On the said date, July 30, 2020, Telefónica Móviles México, S.A. de C.V. sold to Openpay, S.A. de C.V. (company within BBVA Group) its shareholding in Adquira México, S.A. de C.V.
Similarly, on November 20, 2020, Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into a joint venture agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country.
Group companies and Associates
Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

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The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2021 and 2020 are detailed in the notes to these individual financial statements.
Directors and senior executives
During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.
Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 20 e) and Appendix II of these financial statements.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2021 of 5,303,931.42 euros (2,654,581.42 euros in 2020). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases. Out of this amount, Telefónica, S.A. has paid 3,010,258.35 euros (1,380,668 euros in 2020).
Certain Telefónica Group subsidiaries performed transactions in 2020 with Global Dominion Access Group, entity related to Director Mr. José Riberas Mera, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 11 million euros.
On September 25, 2020, Telefónica Digital España, S.L.U. and ASTI Mobile Robotics, S.A., entity related to Director Ms. Verónica Pascual Boé, signed a Framework Agreement, the purpose of which is to establish the commercial, economic and legal conditions that will apply to those Operators of the Telefónica Group that may be interested in acquiring Automated Guided Vehicles (AGVs), as well as other complementary services manufactured and marketed by ASTI. This agreement was transferred by Telefónica Digital España, S.L.U. to Telefónica IoT & Big Data Tech, S.A. on November 1, 2020 as part of certain corporate reorganisations linked to the Telefónica Tech project. During 2021, certain commercial projects were completed in Spain, without any financial disbursements in that year.

g) Auditors' fees
The services commissioned to PricewaterhouseCoopers Auditores, S.L., the Principal Auditor of Telefónica, S.A. for the years 2021 and 2020, meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued refer to the fees for services rendered by the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. forms part, amount to 3.52 and 3.38 million euros respectively.
The detail of these amounts is as follows:

Millions of euros	2021	2020
Audit services	3.07	3.00
Audit-related services	0.45	0.38
Total	3.52	3.38
"Audit services" mainly includes audit fees for the individual and consolidated financial statements, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC and the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404).
Audit-related services: mainly services related to the issuance of comfort letters, the report on the information relating to the system of the internal control over financial reporting (ICFR) and the verification of the non-financial information of the Consolidated Management Report.
During the years 2021 and 2020, the principal Auditor has not performed Tax Services or any All other services, other than the Audit services or the Audit-related services in Telefónica, S.A.

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h) Environmental matters
Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.
Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain.

Telefónica's environmental risks and climate change are controlled and managed under the company's global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency program.
Telefónica has a global environmental team made up of experts in environmental management.
i) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 20.a).

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Financial Statements 2021

Note 21. Cash flow analysis
Cash flows from/(used in) operating activities
The net result before tax in 2021 amounted to a gain of 248 million euros (see income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year, or are included within the investing and financing activities.
These adjustments relate mainly to:
•The write down impairment of investments in Group companies, associates and other investments of 4,574 million euros (in 2020 a write down of 10,956 million euros).
•The gains on disposal of subsidiaries amounting to 163 million euros, mainly attributable to the sale of Telefónica Costa Rica TC, S.A. (in 2020 this caption included the loss in the sale of Colombia Telecomunicaciones, S.A. ESP, Fisatel México, S.A. de C.V. y Telefónica Móviles Chile, S.A. amounting to 177 million euros).
•Declared dividends as income in 2021 for 5,943 million euros (10,257 million euros in 2020), interest accrued in 2021 on loans granted to subsidiaries of 36 million euros (21 million euros in 2020) and a net financial expense of 1,166 million euros (995 million euros in 2020), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”
“Other cash flows from operating activities” amounted to 11,257 million euros (3,669 million euros in 2020). The main items included are:
a)Net interest paid:
Payments of net interest and other financial expenses amounted to 1,431 million euros (614 million euros in 2020), including:
•    Net payments to external credit entities, net of hedges, for 49 million euros, (net proceeds of 1,164 million euros in 2020 offset by their hedges), and
•Interest and hedges paid to Group companies of 1,382 million euros (1,778 million euros in 2020).

b)Dividends and other distributions from reserves and paid-in capital received:

Millions of euros	2021	2020
Telefónica de Contenidos, S.A.U:	105	—
Telefónica Móviles España, S.A.U.	1,949	774
Telefónica O2 Holdings, Ltd.	5,290	622
Telefónica de España, S.A.U.	906	1,214
Telefónica Hispanoamérica, S.A.U.	—	417
Telfisa Global, B.V.	1,364	178
Telefónica Finanzas, S.A.U. (TELFISA)	178	83
Telfin Ireland, Ltd.	216	—
Telefônica Brasil, S.A.	240	252
Sao Paulo Telecomunicaçoes, Ltda	52	62
Telefónica Centroamérica Inversiones, S.L.	—	11
Telefónica Luxembourg Holding S.à.r.L.	—	4
Pontel Participaciones, S.L.	2,196	44
Telefónica Global Technology, S.A.U.	—	32
Fisatel México, S.A. de C.V.	—	24
Other dividend collections	24	24
Total	12,520	3,741
In addition to the dividends declared in 2021 (see Note 19.1) and collected in the same period, this caption also includes dividends from previous periods collected in 2021.
c)Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments totaling 71 million euros on account of income tax were made in 2021 (39 million euros in 2020) as disclosed in Note 17, and income taxes repayments of 2021 have been received amounting to 1 million euros. In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:
•    Telefónica Móviles España, S.A.U.: collection of 67 million euros, corresponding to: 27 million euros for the 2020 income tax settlement and 40 million euros in payments of account of 2021 income tax.

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Financial Statements 2021

In 2020, there was an income collection of 317 million euros, corresponding to: 96 million euros for the 2019 income tax settlement and 221 million euros in payments of account of 2020 income tax.
•    Telefónica de España, S.A.U.: collection of 46 million euros, corresponding to: 3 million euros for the 2020 income tax settlement refund and 49 million euros in payments of account of 2021 income tax.
In 2020 there was an income collection of 142 million euros, corresponding to: 25 million euros for the 2019 income tax settlement and 117 million euros in payments of account of 2020 income tax.
•Telefónica Latinoamérica Holding, S.L.U.: collection of 130 million euros, corresponding to: 60 million euros for the 2020 income tax settlement, 3 million euros in payments of account of 2021 income tax and 67 million euros for the 2005-2007 income tax settlement signed in dispute.
In 2020 there was an income collection of 50 million euros corresponding to the 2019 income tax settlement.
Cash flows from/(used in) investing activities
“Payments on investments” under “Cash flows from/ (used in) investing activities" included a total payment of 12,410 million euros (6,369 million euros in 2020). The main transactions to which these payments refer are as follows:
•    Capital increases: the main disbursements correspond to O2 Europe, Ltd. amounting to 5,656 million euros, Telefónica O2 Holdings, Ltd. amounting to 1,631 million euros, Telefónica Cybersecurity & Cloud Tech, S.L. amounting to 750 million euros, Telefónica Hispam, S.A. by 370 million euros, Telefónica Infra, S.L. amounting to 197 million euros and Telefónica Digital España, S.L. amounting to 185 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in Notes 8.1.a.
•    Payments of financial investments related to the reinvestment of treasury overage amounting to 1,812 million euros.
•    Payments of collaterals related to financial derivative instruments amounting to 1,200 million euros.

Proceeds from disposals totaling 13,275 million euros in 2021 (5,489 million euros in 2020) includes:
•    Proceeds from reserves distributed by Telfin Ireland, Ltd. amounting to 8,189 million euros and Pontel Participaciones, S.L. by 431 million euros (see Note 8).
•    The cancellation prior to maturity of the credits granted to Telxius Telecom, S.A.U. amounting to 360 million euros..
•Proceeds from the sale of the investment in Telefónica Costa Rica TC, S.A. amounting to 457 million euros (see Note 8).
•Proceeds from financial investments related to the reinvestment of treasury overage amounting 1,964 million euros.
•Proceeds from collaterals related to financial derivative instruments amounting to 1,872 million euros.
Cash flows from/(used in) financing activities
This caption mainly includes the following items:
i.Proceeds from equity instruments: there are no amount for this concept in 2021. In 2020 mainly related to the payment of the treasury shares in the transaction of Prosegur Alarmas España, S.L. (see Note 11.a).
ii.Proceeds from financial liabilities:
a)Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2021	2020
Telefónica Emisiones, S.A.U. (Note 15)	—	3,500
Bank loans	1,000	—
Promissory notes (Note 13)	—	194
Telefónica de Argentina, S.A. (Note 15)	314	179
Telefónica Europe B.V. (Note 15)	1,750	500
Bilateral loans (Note 14)	300	450
Other collections	154	312
Total	3,518	5,135

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Financial Statements 2021

b)Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2021	2020
Bilateral loans with several entities (Note 14.4)	850	—
Telfisa Global, B.V. financing	2,731	757
Telefónica Europe, B.V. (Note 15)	1,750	736
Telefónica Europe, B.V. promissory notes (Note 15)	248	131
Promissory notes redemption (Note 13)	239	—
Telefónica Emisiones, S.A.U. (Note 15)	4,471	5,635
Structured Financing	320	351
Telefónica Participaciones, S.A.U, (Note 15)	565	—
Telefónica de Argentina, S.A. (Note 15)	335	—
Credit (Note 14.4)	116	—
Other payments	6	74
Total	11,631	7,684
The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telfisa Global, B.V. relates to the Group's integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.
iii.Acquisition of treasury shares, as indicated in Note 11.a.
iv.Payments of dividends amount to 617 million euros (824 million euros in 2020). The figure differs from the one shown in Note 11.1.d) because of the withholding taxes deducted in the payment to certain major shareholders, which will be paid to Tax Authorities in 2022 and also the withholding taxes referred to the dividend distribution made in December 2020 which have been paid to the Tax Authorities in January 2021.

Individual Annual Report 2021	Telefónica, S. A.	80

Financial Statements 2021

Note 22. Events after the reporting period
The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
Financing
•On January 13, 2022, Telefónica executed an amendment to the syndicated facility agreement signed on March 15, 2018, with several domestic and international financial entities for a maximum aggregate amount of 5,500 million euros, linked to sustainability objectives: greenhouse gas emissions reduction and increase of women in executive positions.
This facility agreement is composed of a 5-year single tranche revolving credit facility in an aggregate amount of up to 5,500 million euros with two annual extension options, at the request of Telefónica, for a maximum maturity of 7 years.
Investments
•On February 1,, 2022 the deed of the share capital increase of Telefónica Hispanoamérica, S.L. has been filed in the Madrid Companies' Register. It amounts to 392 million euros and was totally subscribed and paid by Telefónica, S.A.

Individual Annual Report 2021	Telefónica, S. A.	81

Financial Statements 2021

Note 23. Additional note for English translation
These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 23, 2022. In the event of a discrepancy, the Spanish-language version prevails.

Individual Annual Report 2021	Telefónica, S. A.	82

Financial Statements 2021

Appendix I: Details of subsidiaries and associates at December 31, 2021

Millions of euros	% Ownership					Income (loss)
Name and corporate purpose	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Latinoamérica Holding, S.L.U. (SPAIN) Holding Company Distrito Telefónica. Ronda de la Comunicación s/n 28050 Madrid	100%	—	237	10,745	—	(467)	(181)	10,780
Telefónica Móviles España, S.A.U. (SPAIN) Wireless communications services provider Distrito Telefónica, Ronda de la Comunicación s/n 28050 Madrid	100%	—	209	(292)	560	787	598	5,561
Telfin Ireland Limited (IRELAND) Intragroup financing 28/29 Sir John Rogerson’s Quay, Dublin 2	100%	—	—	(54)	80	(1)	56	2
Telefónica O2 Holdings Limited (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	100%	—	13	6,320	2,345	(4,818)	2,110	13,130
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding Company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	100%	—	5,776	(5,738)	—	—	—	37
Telefónica de España, S.A.U. (SPAIN) Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid	100%	—	1,024	1,564	—	(78)	22	2,455
O2 (Europe) Ltd. (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	100%	—	6,895	3,127	—	(837)	(853)	8,421
Telefónica de Contenidos, S.A.U. (SPAIN) Organization and operation of multimedia service-related activities and businesses Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	226	971	—	10	12	1,208
Telfisa Global, B.V. (NETHERLANDS) Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259; tower D; 12th floor 1077 XX - Amsterdam	100%	—	—	385	357	(2)	341	712
O2 Oak Limited (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	100%	—	—	—	—	—	—	—
Telco TE, S.p.A. (ITALY) Holding Company Via dell’Annunciata n.21 - 20121 Milano	100%	—	—	—	—	—	—	—
Telefónica Soluciones de Criptrografía, S.L. (SPAIN) Engineering, development, production, sale and maintenance of telecommunication and electronic equipment Gran Vía 28, 28013 Madrid	100%	—	—	1	—	—	—	2

Individual Annual Report 2021	Telefónica, S. A.	83

Financial Statements 2021

Millions of euros	% Ownership					Income (loss)
Name and corporate purpose	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
O2 Worldwide Limited (UNITED KINGDOM) Private Limited Company C/O Stobbs Building 1000, Cambridge Research Park, Cambridge, CB25 9PD	100%	—	—	—	—	—	—	—
Telefónica Capital, S.A.U. (SPAIN) Finance Company Gran Vía, 28 - 28013 Madrid	100%	—	7	197	—	—	5	110
Telefónica Digital España, S.L.U. (SPAIN) Holding Company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100%	—	26	396	—	(19)	(11)	410
Telefónica Internacional USA, Inc. (U.S.A.) Financial Advisory services 1221 Brickell Avenue suite 600 - 33131 Miami - Florida	100%	—	—	1	—	—	—	—
Lotca Servicios Integrales, S.L. (SPAIN) Ownership, operation and aircraft leases Gran Vía, 28 - 28013 Madrid	100%	—	17	42	—	(3)	(2)	56
Telefónica Ingeniería de Seguridad, S.A.U. (SPAIN) Security services and systems Ramón Gómez de la Serna, 109-113 Posterior 28035 Madrid	100%	—	8	12	—	(10)	(8)	14
Telefónica Tech , S.L. (SPAIN) Promotion of business initiatives and holding for securities Gran Vía 28-28013 Madrid	100%	—	7	73	—	(5)	(4)	66
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN) Integrated cash management, consulting and financial support for Group companies Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	3	2	67	(4)	104	13
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN) Communication products design Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid	100%	—	—	—	—	—	—	—
Telefónica Global Solutions, S.L.U. (SPAIN) International services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	95	—	(17)	(18)	78
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN) Telecommunications research activities and projects Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	7	7	—	(1)	(2)	12
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG) Holding Company 26, rue Louvingny, L-1946- Luxembourg	100%	—	3	175	—	—	—	4
Telefónica Servicios Globales, S.L.U. (SPAIN) Management and administrative services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	81	—	—	—	82
Telefónica Hispanoamérica, S.A.U. (SPAIN) Holding Company Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	19	463	—	(1,117)	(1,548)	1,545
Telefónica Participaciones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid	100%	—	—	1	—	—	—	—
Telefónica Emisiones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid	100%	—	—	13	—	(2)	2	—

Individual Annual Report 2021	Telefónica, S. A.	84

Financial Statements 2021

Millions of euros	% Ownership					Income (loss)
Name and corporate purpose	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Europe, B.V. (NETHERLANDS) Fund raising in capital markets Strawinskylaan 1259; tower D; 12th floor 1077 XX – Amsterdam	100%	—	—	2	3	(1)	3	—
Telefónica Cybersecurity Tech España, S.L. (SPAIN) Private Limited Company Ronda de la Comunicación s/n Madrid 28050	100%	—	15	747	—	(53)	(40)	780
Toxa Telco Holding, S.L. (SPAIN) Holding Company Ronda de la Comunicación s/n Madrid 28050	100%	—	—	—	—	—	—	—
Pontel Participaciones, S.L. (SPAIN) Holding Company Distrito Telefónica, Ronda de Comunicación, s/n	83.35%	—	—	(1,693)	2,196	—	2,487	785
Corporation Real Time Team, S.L. (SPAIN) Internet design, advertising and consulting Plaza Canalejas, 3 – 28014 Madrid	87.96%	12.04%	—	—	—	—	—	—
Telefónica Móviles Argentina, S.A. (1) (ARGENTINA) Mobile communications and services operator Enrique Butty 240, piso 20 - Buenos Aires	73.20%	26.80%	392	1,278	—	72	(146)	1,005
Telefónica Centroamérica Inversiones, S.L (SPAIN) Holding Company Ronda de la Comunicación, s/n. - 28050 Madrid	60%	—	1	143	—	(26)	(26)	71
Telefónica Consumer Finance E.F.C., S.A. (SPAIN) Lending and consumer loans c/Caleruega, 102 -28033 Madrid	50%	—	5	29	—	6	4	15
Aliança Atlântica Holding B.V. (NETHERLANDS) Portfolio Company Strawinskylaan 1725 – 1077 XX – Amsterdam	50%	50%	150	(107)	—	1	1	22
Sao Paulo Telecomunicaçoes Participaçoes, Ltda (BRAZIL) Holding Company Rua Martiniano de Caravalho, 851 20º andar, Sao Paulo	39.40%	60.60%	5,627	(2,935)	56	—	192	1,438
Telefônica Brasil, S.A. (BRAZIL) (1) (*) Wireline phone operator Avenida Engenheiro Luiz Carlos Berrini, 1.376, Bairro Cidade Monções, Sao Paulo - Brazil	29.77%	43.82%	23,164	(12,217)	272	1,131	997	5,794
Pléyade Peninsular, Correduría de Seguros y Reaseguros del grupo Telefónica, S.A. (SPAIN) Insurance contracts, operating as a broker Distrito Telefónica, Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid	16.67%	83.33%	—	—	—	7	6	—
Telefónica de Argentina, S.A. (1) (ARGENTINA) Telecommunications services provider Av. Ingeniero Huergo, 723, PB – Buenos Aires	11.43%	88.57%	2,061	(837)	—	(202)	(279)	69
Telefónica Infra, S.L. (SPAIN) Portfolio Company (Holding) Ronda de la Comunicación S/N - 28050 Madrid	100%	—	10	188	—	(4)	(5)	193
TelefónicaTelecomunicaciones México, S.A. de C.V. (MÉXICO) Holding Company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	49%	—	195	(4)	—	—	11	—
Telefónica Factoring España, S.A. (SPAIN) Factoring Zurbano, 76, 8 Plta. - 28010 Madrid	50%	—	5	2	4	9	9	3
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO) Factoring México D.F.	40.50%	9.50%	2	—	—	—	—	1

Individual Annual Report 2021	Telefónica, S. A.	85

Financial Statements 2021

Millions of euros	% Ownership					Income (loss)
Name and corporate purpose	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Factoring Perú, S.A.C. (PERÚ) Factoring Lima	40.50%	9.50%	1	2	1	—	2	1
Telefónica Factoring Colombia, S.A. (COLOMBIA) Factoring Bogotá	40.50%	9.50%	1	—	1	3	2	1
Telefónica Deutschland Holding, A.G. (*) (GERMANY) Holding company	0.71%	69.22%	2,975	—	—	—	(37)	51
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) Factoring Avda. Paulista, 1 106 – Sao Paulo	40%	10%	2	(2)	1	(1)	6	1
Torre de Collçerola, S.A. (SPAIN) Operation of telecommunications mast and technical assistance and consulting services. Ctra. Vallvidrera- Tibidabo, s/n - 08017 Barcelona	30.40%	—	5	—	—	—	—	1
Total group companies and associates					5,943			54,929
(1) Consolidated data.
(*) Companies listed on international stock exchanges at December 31, 2021.

Individual Annual Report 2021	Telefónica, S. A.	86

Financial Statements 2021

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,807,738	—	1,929,066	7,659,904
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	11,000	—	91,200	—	302,200
Mr. José Javier Echenique Landiríbar	—	200,000	23,000	—	113,600	—	336,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,640,000	—	1,620,563	5,860,563
Mr. Juan Ignacio Cirac Sasturain	—	120,000	21,000	—	22,400	—	163,400
Mr. Peter Erskine	—	120,000	23,000	—	113,600	—	256,600
Ms. Carmen García de Andrés	—	120,000	21,000	—	22,400	—	163,400
Ms. María Luisa García Blanco	—	120,000	23,000	—	22,400	—	165,400
Mr. Peter Löscher	—	120,000	22,000	—	108,800	—	250,800
Ms. Verónica Pascual Boé	—	120,000	10,000	—	11,200	—	141,200
Mr. Francisco Javier de Paz Mancho	—	120,000	32,000	—	124,800	—	276,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola[7]	—	30,000	2,000	—	2,800	—	34,800
Ms. Claudia Sender Ramírez	—	120,000	19,000	—	20,700	—	159,700
1. Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3. Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2021 and paid in the year 2022. In reference to the bonus corresponding to 2020, which was paid in 2021, Executive Board Member Mr José María Álvarez-Pallete López received 3,111,960 euros and Executive Board Member Mr Ángel Vilá Boix received 2,157,600 euros.
5. Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A. It also includes the amount received as extraordinary variable remuneration, approved by the Board of Directors at the proposal of the Nominating, Compensation and Corporate Governance Committee for the Executive Chairman and the Chief Executive Officer of the Company, in recognition of their efforts and special dedication in relation to the achievement of certain strategic milestones and the execution of certain corporate operations of singular relevance. By virtue of the aforementioned extraordinary variable remuneration, the Executive Chairman, Mr. José María Álvarez-Pallete López, received 1,923,100 euros and the Chief Executive Officer, Mr. Ángel Vilá Boix, received 1,600,000 euros.
7. Ms María Rotondo Urcola was appointed Director of the Company on September 29, 2021, thus including the amounts received since that date.

Individual Annual Report 2021	Telefónica, S. A.	87

Financial Statements 2021

Likewise, Ms Sabina Fluxà Thienemann, Mr Jordi Gual Solé and Mr Ignacio Moreno Martínez ceased to hold office as directors on September 29, 2021 (Ms Fluxà) and December 15, 2021 (Mr Gual and Mr Moreno), and the remuneration accrued and/or received by them in 2021 until the aforementioned dates is shown below.

(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Ms. Sabina Fluxà Thienemann	—	90,000	—	—	—	—	90,000
Mr. Jordi Gual Solé	—	120,000	22,000	—	22,400	—	164,400
Mr. Ignacio Moreno Martínez	—	120,000	31,000	—	44,800	—	195,800
1 to 6: The definitions of these concepts are included in the table above.

Individual Annual Report 2021	Telefónica, S. A.	88

Financial Statements 2021

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	107,026	—	—	—	51,041	158,067
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. Peter Erskine	—	63,333	—	—	—		63,333
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	51,041	51,041
Mr. Peter Löscher	—	100,000	—	—	—	—	100,000
Ms. Verónica Pascual Boé	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	205,593	—	—	—	88,960	294,553
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola[7]	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	37,919	37,919
1. Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
3. Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2020 and paid in the year 2021 by other companies of the Telefónica Group.
5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. 6. Also included are the amounts received for membership of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica, constituted in May 2021.
7. Ms María Rotondo Urcola was appointed Director of the Company on September 29, 2021.

Individual Annual Report 2021	Telefónica, S. A.	89

Financial Statements 2021

Likewise, Ms Sabina Fluxà Thienemann, Mr Jordi Gual Solé and Mr Ignacio Moreno Martínez did not accrue and/or receive any remuneration in 2021 for the aforementioned items.
Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2021 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):
LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2021
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	8,000	540,968	124,117
Mr. Ángel Vilá Boix	8,000	487,840	64,160
1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 and 2021, applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2021 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	30,903
Mr. Ángel Vilá Boix	24,234
REMUNERATION PLANS BASED ON SHARES
As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following long-term variable remuneration plans were in existence during the year 2021:
The so-called Performance Share Plan ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.
The target measurement period for the First Cycle started on January 1, 2018 and ended on December 31, 2020, resulting in a weighted payout ratio of 50%. Notwithstanding the foregoing, the Executive Chairman stated to the Nominating, Compensation and Corporate Governance Committee, at its meeting of February 23, 2021, that he considered it appropriate to propose his waiver of the incentive, as a gesture of responsibility towards the company, customers, shareholders and employees of Telefónica, as well as a measure of prudence following the economic effects derived from COVID-19. The CEO expressed the same view. The resignation was accepted by the Board of Directors.
The target measurement period of the Second Cycle started on January 1, 2019 and ended on December 31, 2021.
This cycle had a maximum of 815,000 shares allocated on January 1, 2019, to the executive Directors, with a unit fair value of 6.1436 euros per share for FCF ("Free Cash Flow") and 4.4394 euros for TSR ("Total Shareholder Return"). At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of Total Shareholder Return for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2019, 2020 and 2021, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results

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Financial Statements 2021

audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Thus, at the end of the Plan's second cycle, Executive Directors are entitled to receive 234,000 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 173,500 gross shares in the case of the Chief Operating Officer (C.O.O.) Mr Ángel Vilá Boix.
The period of measurement of objectives of the third and last cycle began on January 1, 2020 and will end on December 31, 2022. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2023.
It is hereby stated in following the maximum number of shares assigned to be delivered if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the third cycle of the Plan. It is noted that the maximum number of shares allocated for the third cycle represents a 50% decrease in the economic value of the allocation compared to the first and second cycle of the Plan:
PSP - Third Cycle / 2020-2023 (shares allocated in July 2020)

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	267,000
Mr. Ángel Vilá Boix	198,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.
In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the third cycle of the PSP and that the above table only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.
To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações. It is hereby stated that Tim Participações has been replaced by TIM Brasil Serviços e Participações S.A. following its integration into that entity.
With regard to compliance with the TSR target, the Plan foresees that the number of shares to be delivered in relation to the fulfillment of this objective will range between 15% of the number of theoretical shares assigned, in the event that the evolution of the TSR of the Telefónica, S.A. share is found within, at least, the mean of the Comparison Group, and 50% in the case that the evolution is placed in the third quartile or higher of the comparison group, by calculating the percentage by interpolation for cases which are situated between the mean and the third quartile.

To determine completion of the FCF target and calculate the specific number of shares to be delivered under this concept, the level of FCF generated by the Telefónica Group during each year of the cycle will be measured against the value set in the budgets approved by the Board of Directors for each financial year.

In relation to the FCF, for each cycle, the company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level of 100% compliance, which will involve the delivery of 50% of the assigned theoretical shares.

At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants determined by the Board of Directors shall be subject to a one-year retention.

On the other hand, the denominated Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022- 2025; 2023-2026), approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2021.

The target measurement period of the First Cycle started on January 1, 2021 and will end on December 31, 2023. If the targets are met, the shares will be delivered in 2024.

The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation targets set for the first cycle of the Plan is shown below.

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PSP - First Cycle / 2021-2024

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,094,000
Mr. Ángel Vilá Boix	819,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.
In any case, it is noted that no shares have been delivered to Executive Directors under the first cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.
Indeed, the number of Telefónica, S.A. shares, which, within the established maximum, could be delivered, as the case may be, to the Participants, is conditioned and is determined based on the fulfilment of the established objectives: by 50% of the fulfilment of the Total Shareholder Return objective (the TSR) of the Telefónica, S.A. share, by 40% of the generation of Free Cash Flow of the Telefónica Group (the FCF), and by 10% of the Neutralization of CO2 Emissions, in line with the objective marked by the company to reach zero net emissions in the year 2025.
To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the performance of the TSR on Telefónica, S.A.'s shares will be measured during the measurement period of each three-year cycle, in relation to the TSRs experienced by certain companies in the telecommunications sector, weighted according to their relevance to Telefónica, S.A., which for purposes of the Plan will constitute a comparison group (hereinafter the "Comparison Group"). The companies included in the Comparison Group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, TIM Brasil, and Liberty Global.
With regard to complying with the TSR objective, the Plan will foresee that the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50%if the performance is in the third quartile or above in the comparison group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.
In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.
With regard to the FCF, for each cycle, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned.
To determine compliance with the CO2 Emissions Neutralisation target and calculate the specific number of shares to be delivered for this item, the level of CO2 emissions neutralisation achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2 emissions reduction, in line with the 1.5°C scenario of the Paris Agreement (SBTi) and with the target set by the Company of zero net emissions by 2025 in its main markets for scopes 1 + 2.
The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:
CO2 Emission = Activity x Emission Factor, where:
- Activity: Amount of energy, fuel, gas, etc. consumed by the Company.
- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each unit of activity.

The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.
At the beginning of the cycle, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2, in line with the 1.5°C scenario of the Paris Agreement (SBTi), will need to be achieved for the incentive to be paid.
In any case, 100% of the shares delivered under the Plan to the Executive Directors and other Participants as determined by the Board of Directors shall be subject to a two-year holding period.
In addition, in accordance with the provisions of the Remuneration Policy for Directors of Telefónica, SA, the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two years of their Gross Fixed Remuneration, as long as they continue to belong

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to the Board of Directors and perform executive functions. Until such time as this requirement is met, the holding period for any shares delivered under the Plan to Executive Directors will be three years.
On the other hand, in July 2021, the Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees ("Global Plan"), approved at the 2018 General Shareholders' Meeting, came to an end. As a token of their commitment to the Company and in order to encourage other employees to participate in the Global Plan, the Executive Directors contributed the maximum permitted under the Plan of 1,800 euros.
In relation to this Plan, each of the Executive Directors has received 167 additional shares (equivalent to one additional share for every two shares acquired), having fulfilled the condition of permanence and maintenance (one year after the end of the purchase period, i.e. until July 31, 2021).
In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2021 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the company does not grant nor has granted during the year 2021, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.
Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2021, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 6,891,990 euros during the 2021 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2021 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 921,546 euros; the contributions corresponding to the Pension Plan increased to 63,027 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 104,313 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 100,233 euros.
On the other hand, regarding share-based remuneration plans, during the year 2021, there were in force the following long-term variable remuneration plans:
The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.
The period of measurement of objectives of the first cycle began on January 1, 2018 and concluded on December 31, 2020, resulting in a weighted payment coefficient of 50%.Consequently, the number of shares corresponding to the first cycle (2018-2021) of the Performance Share Plan that were delivered in the 2021 financial year to the Company's Senior Executives amounted to 220,085.
The target measurement period of the Second Cycle started on January 1, 2019 and ended on December 31, 2021. This cycle had a maximum of 512,491 shares allocated on January 1, 2019 to the group of directors forming part of the company's Senior Management, with a unit fair value of 6.1436 euros per share for FCF and 4.4394 euros for TSR. At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2019, 2020 and 2021, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Thus, at the end of the Second Cycle (2019-2022) of the Performance Share Plan, the Company's Senior Executives are entitled to receive 256,246 gross shares.
The measurement period of the third and last cycle objectives began on January 1, 2020 and will conclude on December 31, 2022. The maximum number of shares assigned to be delivered in 2023 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the third cycle (2020-2023) to the group of Directors part of the Company's Senior Management was 316,762.
On the other hand, the Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022-2025; 2023- 2026), approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2021.

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The target measurement period of the First Cycle started on January 1, 2021 and will end on December 31, 2023. The maximum number of shares allocated to be delivered in 2023 in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation targets set for the First Cycle (2021-2024) for all the Company's Senior Executives was 1,333,081.
On the other hand, in July 2021, the Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees ("Global Plan"), approved at the 2018 General Shareholders' Meeting, came to an end. In relation to this Plan, Senior Executives have received a total of 756 additional shares (equivalent to one additional share for every two shares purchased), as they have fulfilled the condition of permanence and maintenance (one year after the end of the purchase period, i.e. until July 31, 2021).
(1) For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

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Management Report 2021
Management report 2021
This Management Report has been prepared taking into consideration the ‘Guidelines on the preparation of annual corporate governance reports for listed companies’, published by CNMV in July 2013.
In accordance with Law 11/2018 of December 28, and following the amendment of the article 262 of Commerce Law, the Company is not complied to include non-financial information in the Management Report. The disclosure of this information can be found in the Consolidated Management Report of the Telefónica Group which will be filed as well as the consolidated financial statements in the Companies' Register of Madrid.
Business Model
Telefónica's long-term strategy integrates the main aspects of sustainability to address our mission. Based on our Responsible Business Principles and sustainable finances, our commitments translate into growth, efficiency and long-term value for all our stakeholders.
Growth
We aim to continue to be a growth company in our sector by leveraging our core products and services (connectivity) to serve the increasing number of needs of our residential and business customers, determined by the accelerating drive towards digitalization in all areas of society. This ambition will determine the ability to boost revenues and will have a clear impact on society and the environment:
•In terms of social impact, we aim to ensure the universality of our connectivity services, extending their availability (mainly broadband) to new geographical locations and population segments that have traditionally been excluded (e.g. rural broadband). Along with these basic connectivity services, at Telefónica we are developing digital ecosystems to improve our customers' lives and guarantee them access to new solutions (e.g. health, education, and entertainment, etc.).
•In environmental terms, Telefónica's portfolio of products and services for the business sector is instrumental in contributing to the digitalization of our customers while reducing their environmental footprint. Our goal is to make sure that our solutions are eco-sustainable to help them achieve their environmental responsibility targets.
Efficiency
Long-term sustainability for Telefónica involves a firm commitment to continuous improvement in our operations internally and in our customer relations. This helps us become an increasingly efficient operator, taking advantage of the digitalization of all business processes to generate greater value:
•The deployment of new state-of-the-art networks affords much lower costs per unit of traffic. In addition, ultra-broadband networks (fiber, 5G, etc.) return tangible efficiencies in terms of energy consumption and therefore have a clear impact on the company's emissions targets.
•At Telefónica, we also aim to optimize the use of our assets once they have been deployed, generating a greater return on investment. This aspect includes reducing energy consumption, focusing on renewable sources of energy, and increasing the circularity of our processes and the reuse of customer equipment (routers, mobile devices, etc.).
Long-term value creation
Over the long term, we are committed to generating value for all our stakeholders. This concept is built on trust and commitment in areas such as customer relations, suppliers, diversity, business ethics, network security, responsible use of technology and, in general, sound corporate governance:
•We want to strengthen our customer relations through responsible, trust-building practices and behaviors.
•Beyond our own long-term goals, we aspire to have our network of suppliers commit to the same responsible principles, creating a more sustainable environment in the telecommunications sector.
•At Telefónica we also recognize the value for our employees in facilitating a workplace that respects diversity and allows for personal and professional development. In order to facilitate a work-life balance and take advantage of new technologies, we have developed and implemented new home-working models across the organization. Accordingly, we work to train all our employees in new work tools and technologies and to attract new digital talent.
•We transmit confidence to our investors by meeting their key demands and providing solid returns.
•We contribute to the economic and social development of the communities where we operate in a way that is closely linked to the Sustainable Development Goals.

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Organisation of Telefónica
In 2019, Telefónica decided to implement a new business strategy designed to reinforce its priorities while encompassing a strong vision for the future. The five strategic pillars established still stand today, with important milestones that are furthering the strategy of this renewed Telefónica. The Company's current organisation is structured according to these strategic priorities:
Focus on the four key operators (Spain, Germany, the United Kingdom and Brazil)
Telefónica maintained its focus on the four operators that have a strong position in local markets and are sustainable in the long term. Over the past two years, the Company has made progress in improving and strengthening the value proposition of the operator in these four markets:
•The Company consolidated its position as leader in two of its core markets with the regulatory approval and launch of Virgin Media O2 (VMED O2) in the UK and Vivo’s consolidation of Oi´s mobile assets in Brazil (CADE gave its final approval on 9 February 2022.
•Telefónica continued to improve its offering in the residential segment, in the quest for differentiation from its competitors by expanding its portfolio of services via: the launch of digital security ecosystems with Movistar Prosegur Alarms in Spain; and, telehealth services with Teladoc in Spain and Brazil, among others.
•The Group maintained and strengthened its leadership in fibre deployment. In Spain, with 27 million premises passed (PP), Telefónica is positioned as the market leader and recognised as having one of the most efficient networks worldwide, while in Brazil the accelerated roll-out of FTTH continued, reaching 19.6 million PP by the end of the year. Additionally, VMED O2 set a target for 2028 to upgrade its fixed network to FTTH, and Germany started its fibre network roll-out in rural and semi-rural areas with UGG, the new investment vehicle.
•Telefónica has embarked on a steadfast roll out 5G in its main markets. In Spain, Dynamic Spectrum Sharing (DSS) deployments continue and 5G coverage now exceeds 80% of the population. In the UK, more than 180 cities have coverage and in Germany, external studies rank O2 as the leader in 5G quality.
To secure the future of 5G, Telefónica is strengthening its position in spectrum, successfully participating in relevant auctions in Spain, the UK and Brazil in 2021 and securing key frequencies for deployment.
Telefónica Tech
The global digital unit, Telefónica Tech, continues to focus on capturing growth in the professional digital services market to complete the connectivity offering to corporate customers. Telefónica Tech is comprised of two operating businesses which encompass the four services on offer since its launch (Cybersecurity/Cloud/Internet of Things (IoT)/Big Data)
The Cybersecurity and Cloud business remains focused on expanding its capabilities and offering greater value-added services for customers, focusing on a wider range of advanced managed services for customers. Meanwhile, the IoT and Big Data business has drawn up a complete portfolio of solutions and continues to focus on gaining scale in the markets where it operates.
Telefónica Tech maintains the objective of acquiring capabilities for growth in managed services for our customers:
•The company continues to grow inorganically. It strengthens its value proposition for the corporate sector (including large enterprises and SMEs) with the acquisitions of market leaders such as Cancom UK, Altostratus and Geprom.
•At the same time, TTech continues to develop a comprehensive partner network, leading to the growth of the innovative solutions portfolio. This network includes some of the world's leading players in Cloud services and Cybersecurity (Google, AWS, Microsoft, Cisco, IBM and Fortinet, etc.).
Telefónica Infra
Telefónica Infra's main objective is to develop and enhance the value of the Company's infrastructure by taking advantage of the appetite for investment in the market through a structure that is open to third-party participation.
In August 2021, Telefónica Infra completed the sale of Telxius' Telecommunication Towers Division to American Tower Corporation, thereby reducing the Group's financial debt.
The first half of 2021 saw the completion of the commissioning and operation of the fiber vehicles in Brazil and Germany. FiBrasil aims to exceed 6 million property units in 4 years and UGG in Germany aims to equip more than 2 million homes with FTTH (fiber-to-the-home) in the country's rural and semi-rural areas in the next six years. Both vehicles aim to drive the penetration of high-quality, next-generation FTTH access and the growth of Telefónica.
In the data centre business, Telefonica Infra reached an agreement for the contribution to Nabiax of 4 additional data centres owned by the Telefónica Group (2 of them located in Spain and 2 in Chile). In exchange for the contribution of these 4 data centres, T. Infra will receive a

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20% equity stake in Nabiax. At the end of 2021, the stake was 13.94% (once the conditions related to the contribution of the two data centres located in Chile have been fulfilled and the same has been executed, T. Infra's stake in Nabiax will reach 20%).
Besides, Telefonica Infra, strengthened its leadership by expanding its capabilities through the deployment of new international cables connecting the United States and Europe (in collaboration with market leaders such as Google and Facebook) and expanding its cable capacity in Latin America.
Reduction in group's exposure to Telefónica Hispanoamérica
The company continues to modulate its exposure to Latin American economies, optimising assets that create growth opportunities in the region. During the year, Telefónica Hispanoamérica optimised the capital employed in regional operations, while increasing the proportion of debt in local currency to adapt better to exchange rate fluctuations. In addition, during the year, the company closed the sale of its operations in Costa Rica and, in January 2022, in El Salvador.
In order to leverage future growth opportunities, Telefónica Hispanoamérica extended its relationship with the infrastructure investment fund KKR for a 60% stake in infrastructure and fibre vehicles in Chile and Colombia, respectively. At the same time, new alliances are being developed to optimise the opportunity of operations in the region with a focus on digital services, notably in Colombia with its main partner in alarms, Prosegur, and in Mexico with Banco Sabadell for the provision of financial services.
Simplification and digitalisation of the operating model
The Telefónica Group continues to rely on the digitalisation and automation of its operational processes to increase efficiency and offer more flexible and transparent services that result in higher quality for its customers.
Telefonica continues to lead in terms of innovation across its footprint in each of the countries where it operates. In Europe, Telefónica and the major operators in the regions are collaborating to define the evolution of open network architectures (Open-RAN). Moreover, Telefónica continues to strengthen the start-up ecosystem through Wayra and Telefonica Ventures. In 2021, we announced a new Talent and Innovation Hub in Madrid, with an initial investment of €100m until 2024.

Value creation model
Telefónica deploys, operates and maintains telecommunications networks and, based on these capabilities builds connectivity (or adjacent) products and services suitable for a wide range of customers (individuals and businesses).
Assets
Telefónica's value creation model is based on the exploitation of a number of valuable assets. These include:
•Fixed and mobile telecommunications networks, including both the basic infrastructure (fibre, civil engineering, telecommunications towers, ducts and buildings, etc.) and the physical elements associated with access, transport and switching (hardware equipment) so that we can provide our customers with basic connectivity and communications services. Telefónica builds, operates and maintains these networks in each of the countries where it operates.
•The IT infrastructure (data centres, hardware, and software) necessary for the provision of services to end customers (front office) and proprietary operations (back office). This includes the main platforms for building services on top of basic connectivity (communications, TV, digital services, etc.), either proprietary or based on third-party services.
•The necessary licences and authorisations according to applicable regulations and, in the case of mobile operations, the radio spectrum acquired in each country for the provision of the service.
•Telefónica is the parent brand that leads corporate and institutional communications globally. At the local level, we have the commercial brands Movistar in Spain and Latin America, O2/VMED O2 in Europe, and Vivo in Brazil.
•Other intangible assets necessary for the provision of the service, such as know-how in operation and processes, which Telefónica has built up over the years, including the value of our brands in each market.
Services
Telefónica leverages these assets by building services adapted to our customers' requirements. These services can be wholly proprietary (e.g. pure connectivity and communications services) or based on third-party offerings via partnerships or distribution agreements (as is the case for certain digital services). The main features of Telefónica's commercial proposal to customers include:

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•Basic telecommunications services, covering Internet connectivity (residential or the more sophisticated business and corporate products) and fixed and mobile communications (traditional voice and other communication SVAs).
•Proprietary and third-party digital services provided over Telefónica's telecommunications networks and connectivity to complement our offering to end customers (e.g. digital television and content, cloud services, etc.).
•Professional services and similar necessary to facilitate our customers' digitalisation process and access to technology, including (logical and physical) security, business consulting based on big data and IT services and managed communications for companies, etc.
Customers
On a commercial level, Telefónica serves a wide variety of customers in each of the markets where we operate providing solutions to meet every customers digital need. The Telefónica Group's customer portfolio spans across virtually every segment in every market, including:
•Residential customers offering solutions for the home (fixed connectivity, fiber, TV, etc.) and for individual use (e.g. mobile lines).
•Corporate clients, with an offering adapted to the digital requirements of different types of companies (from businesses and SMEs to the world's leading multinationals).
•Public administrations and other governmental agencies.
Economic results of Telefónica, S.A.
Telefónica, S.A. obtained positive net results of 206 million euros in 2021. Highlights of the 2021 income statement include:
•Revenue from operations, amounting to 6,426 million euros, lower than 2020 figure due to the decrease in dividends registered as revenues (disclosed in Note 19).
•The figure of “Impairment losses and other losses” amounting to a write down of 4,574 million euros in 2021 (a write down of 10,956 million euros in 2020).
•The caption "Profits on disposal of subsidiaries amounting to 163 million euros, mainly attributable to the sale of Telefónica de Costa Rica, T.C, S.A.
•Net financial expense totaled 1,166 million euros in 2021 (995 million euros of financial expense in 2020). This figure is mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 458 million euros (461 million euros in 2020) and Telefónica Emisiones, S.A.U. totaling 986 million euros (1,089 million euros in 2020) which were partially offset by exchange gains amounting to 5 million euros (601 million in 2020).
Investment activity
The investment activity of the Company regarding additions, sales, valuation criteria and impact of this valuation in 2021 is described in Note 8 of these financial statements.
Share price performance
Global markets closed higher in 2021, with the MSCI World Index up +20.1%. In the United States, the main indices reached record highs at the end of the fourth quarter, with the S&P rising +26.9%, the Nasdaq +21.4% and the Dow Jones +18.7% for the year. Among the major European markets (EStoxx 50 +21.0%), the Cac 40 had the highest return (+28.9%) followed by the DAX (+15.7%) and FTSE 100 (+14.3%), while the IBEX 35 recorded a relatively weaker performance (+7.9%).
Market developments during the year were marked by the evolution of the COVID-19 pandemic and reaction of governments, the pace of recovery and outlook for global economic activity, tensions in supply chains and inflation, the degree of monetary tightening by central banks, as well as an escalation of tensions between the United States and China. In this regard, in the first half of the year the main markets rallied more than in the second half, posting double digit growth versus single digits, with defensive and value sectors being favoured first and growth and cyclical sectors later. Overall, low trading volumes and predominantly short-term movements were observed, with no clear market direction at many points during the year. Looking ahead to 2022, concerns remain focused on the evolution of the pandemic and its effects on economic growth, the impact on the economy of monetary policy tightening by major central banks, the impact and duration of current levels of inflation, and the ability to deal with supply chain problems.
While the telecommunications sector outperformed the market in the first quarter of the year (+12% for the DJ Telco vs. +8% for the Euro Stoxx 600), this trend reversed in the following quarters to close the year at +11.8% for the DJ Telco vs. +22.2% for the Euro Stoxx 600. Although the sector has proven to be essential for society and the

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economy, it has been impacted by (i) the sectoral rotation of markets; (ii) expectations of increased investment in spectrum and new technologies; (iii) a high level of indebtedness; (iv) lack of growth; (v) high competition in certain markets; (vi) complex regulatory environment, despite several positive signs in this area during the year, and; (vii) roaming, which has not recovered to pre-pandemic levels. However, in 2021, the sector had its best absolute performance since 2015, with further upward revisions in estimates and record M&A news volume, supported by higher valuations assigned by private markets, along with consolidation rumours in several markets.
Thanks to the strength of Telefónica’s business model and the execution of the strategy, with the achievement of major milestones such as the creation of the VMED O2 joint venture in the UK and the sale of Telxius towers, Telefónica’s share closed 2021 at €3.85, +18.7% in the year, with a total shareholder return of +29.6%. Telefónica delivered higher organic growth during the year, with more efficient capital allocation and reduced net financial debt significantly, simplifying and digitalising the operating model, reducing complexity.
Regarding the dividend payment, in 2021 and under the voluntary flexible dividend modality, €0.35 per share was paid (€0.20 per share in June and €0.15 per share in December). The shareholder remuneration policy consisted of a dividend of €0.30 per share, €0.15 per share paid in December 2021 and €0.15 per share to be paid in June 2022. As a result, the dividend yield for the year was 7.8%.
Telefónica closed the 2021 financial year with a market capitalisation of €22,261 million, making it the 29th largest company in the global telecommunications sector.
Contribution and innovation
Vision
Global economic development demands greater social and environmental responsibility to ensure more inclusion, more ecosystem and biodiversity protection, and more shared wealth for the benefit of present and future generations.
The greater awareness of social actors has also permeated the business world, including the way business is carried out and how employees work from day to day.
In this context, we need to go a step further and assess and measure the social and environmental impact generated by companies, in order to quantify their value and integrate this into organisational management as an indicator for consideration in decision-making processes.
At Telefónica, we use the Sustainable Development Goals (SDGs) defined in the UN’s 2030 Agenda as a strategic framework for our commitment to society and environmental protection, and as a base for analysing and evaluating our contribution to socio-economic development.
Strategy and commitments
Over the last few years, we have been assessing and identifying the main goals and targets of the 2030 Agenda, and where we are generating the greatest value based on our technical and commercial capabilities and the geographical regions in which we operate.
Accordingly, we focus on three main lines of action in keeping with our strategic pillars, and we have identified SDG 9 (Industry, Innovation and Infrastructure) as the main goal where we are generating the greatest value, thanks to our deployment of communications infrastructures and our ongoing commitment to innovation and the promotion of entrepreneurship.
Evaluation of our contribution and impact
We define social and environmental impact as the changes experienced by people and the planet as a result of a particular activity, project, program or policy that affects human conditions in the long term.
Impact measurement and management is also defined as the identification and quantification of metrics agreed with stakeholders to measure the changes experienced by people and the planet as a result of a particular activity, project, program or policy and the extent to which the agent of change contributes to such changes. This results in a learning process that is to guide the organization's actions and determine the management of the intervention. These changes can be measurable, positive or negative, intended or unintended, tangible or intangible.
Based on these premises and bearing in mind that our contribution goes beyond financial results, at Telefónica we assess our overall contribution and the impact of our strategic objective in different areas. In this regard, in 2021, for the third consecutive year, we have carried out a comprehensive study of Telefónica's contribution to the most material issues, and where it can generate the greatest value or impact for the company's future:
•Maximising our contribution to the socio-economic development of the regions in which we are present, and
•Minimising the negative impact our activity and products and services can have on the environment and society.

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We have developed a comprehensive impact analysis model that allows us to:
•Monitor the evolution of the company's main contribution and impact indicators
•Evaluate our contribution to the 2030 Agenda
•Detect and monitor risks that may affect our activity, and
•Facilitate decision-making to improve our business and increase our contribution to society.
To this end, we have adapted different methodologies and evaluation frameworks to the particularities of our sector and the characteristics of Telefónica. The main methodologies we have applied are based on the following international frameworks:
•The Impact Management Program (IMP) evaluation model
•Calculation methodologies defined in Harvard University's Impact Weighted Account Initiative (IWAI)
•True Value methodology developed by the consultancy firm KPMG.
We have also taken into account new impact assessment guidelines and frameworks published by international organisations and academia.
Our integrated model adopts a two-pronged approach, depending on the type of evaluation we are looking for:
1.The Value Analysis Model: an assessment model that identifies the overall impact of our company, and
2.The Product and Service Assessment Model: in this case, we perform specific evaluations of the main projects or commercial solutions to analyse their impact on society or the environment.
Helping society thrive
Telefónica wants to bring the best connectivity and the latest technology to everyone. We advocate people-centred digitalisation to tackle unequal opportunities.
Impact assessment is the first step in understanding how value is actually generated. Accordingly, we have structured this pillar in three sub-categories to show the socio-economic contribution resulting from our investments in our business, as well as all the extra-financial impacts derived from the main telecommunications business:
•Economic contribution
•Entrepreneurship and training
•Contribution of our products and services
In addition to the monetised calculation of impact, we also monitor specific SDG indicators linked to our company strategy. Accordingly, for the strategic pillar 'Helping society thrive we have:
Lines of action for SDG 9
•Inclusive digitalisation (TARGET 9.1) - Strengthen and invest in very high-capacity networks that have proven to be critical for future competitiveness:
•Increase high-speed mobile network coverage (LTE) and drive the deployment of new 5G networks.
•Increase coverage of ultra-broadband (fibre) networks in all regions.
•State-of-the-art (TARGET 9.5) - Foster innovation and technological entrepreneurship through our open innovation programs.
•Accessible (TARGET 9.c - UNSTATS indicator 9.c.1) - Bring connectivity to where it is missing, connecting millions of people in rural or remote areas who have no, or very limited, access to the Internet.
We are deploying state-of-the-art networks not only to lead the markets where we operate and ensure a reliable and resilient service, but also to connect the greatest number of people possible.
We have digital services based on the latest technology, and we add a social component to our innovation, because we refuse to understand progress without people.
Over the past year, we have maintained our broadband network coverage roll-out efforts in both Europe and Latin America. Our LTE networks reach virtually the entire population in the European regions where we operate and we are driving the roll-out of 5G and fibre to all areas, including rural and remote areas.
However, beyond infrastructure, the promotion of innovation and entrepreneurship, through programs such as Open Future, Telefónica Venture Capital or Wayra, is proving to be a catalyst that prevents the flight of young talent to other parts of the world, driving innovation and economic development in many regions.
More specifically, over the last 10 years, Telefónica's open innovation area has invested more than €190M in 1,032 start-ups around the world, around 500 of which are currently part of our portfolio.

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	Contribution to SDG 9
Target	Indicator	2020	2021
9.1
	Investment in research, development and innovation	4,626	4,426
	Prepaid penetration	131,542	129,676
	Universal service (million euros)	174	169
9.5
	R&D investment (million euros)	959	835
	Industrial property Rights portfolio (includes patents)	440	421
9.c
	4G/LTE Mobile coverage (%)	83	87
	UBB - Ultra Broadband (real estate units passed)	61,797,906	68,853,722
Environment
Vision
In the last few decades, protecting the environment has become a priority for all enterprises due to the risks and opportunities entailed. Furthermore, we are experiencing a clear increase of awareness among consumers, investors and employees towards the planet and the need to carry on their business in a more sustainable manner.
At Telefónica, we are striving to ensure our impact on the environment is minimal and are committed to decoupling the growth of our business from our environmental footprint. We also want to contribute, through digitalisation, to make a new economic paradigm a reality, which, in accordance with the European Green Deal, puts the focus on protecting the environment. Digitalisation is, therefore, a crucial tool to face these environmental challenges: climate change, circular economy, water management, biodiversity, etc.
This commitment is part of the Company's general strategy and is the responsibility of the Board of Directors. Our performance in this area is regularly supervised by the Board's Sustainability Committee and the Responsible Business Office, made up of the global areas which execute that strategy alongside the business units.

We have global environmental and energy management policies, and we act at all levels of the organisation. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas. The carbon reduction targets are part of the variable remuneration of all the Company's employees, including the Executive Committee.
Risks and opportunities
The Company's environmental and climate change risks are controlled and coordinated under the Telefónica Group's global risk management model, in accordance with the precautionary principle.
The major focal point of our environmental risk is the high geographic dispersion of our infrastructure, which is controlled through environmental management based on uniform processes and certified according to the ISO 14001 standard.
In 2021, the Telefónica Group has contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of any incident arising from the risks of environmental liability and/or natural disasters, to guarantee business continuity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events. We also have insurance to cover the environmental liabilities set out by applicable laws and regulations. Both insurance policies are based on limits, sub-limits and cover which are appropriate to the risks and exposure of Telefónica and its Group of companies.

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However, our company finds more opportunities than risks in this area: it helps us to improve our financing thanks to a diversified investor base and access to a growing sustainable market; it contributes to lessening our dependence on fossil fuels and reducing CO2 emissions, fostering more efficient energy consumption; and promotes our growth through Eco Smart products and services.
Strategy and commitments
Our environmental strategy seeks to minimise our impact on the planet and maximise the environmental benefits generated by our digital products and services. The strategy is built around three levels:
•The first level is related to the responsibility we assume as a company committed to our environment, managing our risks, implementing ISO management systems and carrying out proactive advocacy in favour of the environment.
•The second level has to do with the decarbonisation and circularity of the company, thanks to renewable energies, extending the life of electronic equipment and reducing resource consumption and CO2 emissions to tackle climate change
•Finally, the third level is linked to our raison d'être, the digitalisation of our customers, through services with a positive impact on the environment thanks to technologies such as the Internet of Things (IoT), cloud and big data.
As part of the integration of the environment into the company's strategy, we are progressively increasing the company's sustainable financing.
Targets
Our major targets are to:
→ Avoid 12 million tonnes of CO2 per year for our customers in 2025.
→ Reduce our CO2 emissions (scope 1+2) by 90% in our main markets in 2025, and 80% globally in 2030
→ Reduce CO2 emissions in our value chain by 39% by 2025 compared to 2016 (scope 3).
→ Continue to consume 100% renewable energy in our main markets and also reach 100% globally in 2030.
→ Be a zero-waste company in 2030, through increasing ecodesign, reuse and recycling.

Environmental Management System
The ISO 14001 Environmental Management System (EMS) is the model we chose to ensure environmental protection. All our operators have an externally-certified EMS.
We have a range of global standards incorporating the life-cycle perspective. We also incorporate the life-cycle perspective into the various aspects of our value chain and we pay particular attention to involving our partners in environmental management.
Having a certified EMS enables us to ensure that we successfully control and comply with the environmental legislation applicable to each operation, and this preventive model of compliance is associated with the Company's overall compliance process. We were not subject to any significant environmental penalties in 2021.
We manage all the main environmental aspects, such as energy and waste, but also others such as noise and water, progressively reducing our impact and increasing resilience through adaptation to climate change.
In addition, we renewed the Energy Management Systems (ISO 50001) certification for our operations in Spain and Germany and are working to extend it to other operations, such as those in Brazil (the EcoBerrini headquarters has already been certified).
Responsible network and biodiversity
With the goal of providing top quality service while promoting care for the environment, we successfully monitor environmental risks and impacts related to managing the network throughout its life cycle. In 2021, we invested around 20.8 million euros towards this goal (similar to the investment in 2020).
An example of the responsible management of the network is the fact that 98% of our waste was recycled in 2021.
In order to minimise the impact of network deployment, we implement best practices, such as noise insulation measures when necessary or infrastructure sharing. Thus, whenever possible during installation of our facilities, we share space with other operators. This enables us to optimise land occupation, visual impact, energy consumption and waste generation.

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RESPONSIBLE NETWORK LIFE CYCLE
PLANNING AND CONSTRUCTION
Environmental licences and permits	1,614
Visual impact reduction measures	88
Base stations with renewable energy	854
OPERATION AND MAINTENANCE
Energy efficiency and managements projects	188
Renewable energy in own facilities (%)	79.4
GHG emissions (Scopes 1+2) (tCO2eq)	536,737
Energy consumption by traffic (MWh/PB)	54
DISMANTLING
Network equipment reused	9,520
Hazardous waste (t)	3,268
Total waste recycled (%)	98
With regard to biodiversity, the impact of our facilities is limited. Nevertheless, we conduct environmental impact studies and implement corrective measures when necessary, such as in protected areas.
To analyse the impact of the Group's infrastructures on biodiversity in greater detail, a Geographic Information System (GIS) was used to put together the area occupied by each type of infrastructure and the different layers of information about protected areas and species obtained from renowned international organisations, such as the International Union for Conservation of Nature (IUCN).
This information has enabled us to establish the quality of the habitats in which some type of the company's infrastructure is present (classifying them into five levels, from very low to very high) and assess the potential impact on biodiversity (destruction of vegetation or habitat disturbance in the area of influence, such as fragmentation, alteration or introduction of invasive species). As a result, it has been observed that almost all facilities are in low or very low value habitats, and none of them are located in habitats with a very high value; therefore, the potential impact on biodiversity is very limited.
Human Resources
Vision
With people at the centre of our strategy, we are convinced that maximising employees' potential and increasing their motivation enables change and leads to sustainable growth. Our vision of people management is based on two pillars: the strength of teams and a mindset focused on growth. Through the power of teams we focus on organisational transformation, creating more flexible structures and fostering new ways of working to increase the impact they have. Through the growth mindset we focus on developing the skills we need in the future through continuous learning, self-development and mobility. To continue building the company we want in the coming years, we need to empower and join these two pillars together, connecting our diverse talent with flexible, agile ways of working and a mindset focused on personal growth.
Risks and opportunities
The main challenges we face in human capital management come from the rapid transformation in which we are immersed and which is reflected in the working world. The technological revolution, automation and artificial intelligence demand new capabilities. We therefore need to attract and retain highly qualified professionals and develop the necessary in-house skills.
We have the opportunity to pioneer new flexible work models and play an essential role in defining the professional profiles of the future, capable of adapting to new situations with high-level versatility. With innovation, we can reduce inequalities, create jobs and help make the future fairer, more sustainable, more inclusive and more competitive.
We could not lead the digital revolution without the best talent, ensuring that all people, without exception, thrive in an inclusive work environment. This also makes us better at empathising with our customers and reflecting their diversity in our commercial value proposition.
These challenges are included in Telefónica's Risk Management Model as emerging risks in the People area.
Strategy and commitments
Telefónica's people strategy aims to transform and adapt our teams to the current context of permanent change, evolving the way we work to increase our teams' impact and maximize our internal capabilities.
To this end, we are driving continuous learning by aiming our training and development policies towards massive reskilling and upskilling programs, managing talent with a skills-based model that also includes leadership skills.
We promote diversity and inclusion, fostering an inclusive work culture and leadership style to ensure a working environment where all people can do their best and develop on an equal footing.
We are also redefining our ways of working to be more digital, more flexible and collaborative to increase the engagement, satisfaction and productivity of our teams. Digital disconnection and both physical and emotional well-being also form part of our model.
We involve our employees in sustainability and the long term through variable remuneration, where we consider factors such as customer and social trust, diversity and the contribution to the fight against climate change.

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Attraction, Retention and Capacity-Building
Careers have moved from being vertical and stable to being more cross-cutting and flexible. As a result, development is no longer conditioned by a person's current job, but rather by what they want to become in the future.
Our Skills Workforce Planning process seeks to ensure the alignment between the skills we have in the organization and the skills we need to grow our businesses, and this enables us to make the right decisions to close the skills gap.
Accordingly, we are firmly committed to the internal development of the new skills we need, together with the incorporation of external talent.
For talent recruitment, in addition to traditional mechanisms, we are committed to new channels to ensure the incorporation of the right profiles in a more global, digital and efficient way and also to establish a long-term relationship with candidates and simplify selection processes. In particular, we are very active in digital job fairs, forums, employability roundtables, social media and universities with technological specializations.
For internal skills development, we are implementing mass reskilling and upskilling programs to develop critical skills for our business and improve employability. And we are developing the learning model further to use artificial intelligence engines to personalise and adapt the training offer to the preferences of each professional (learning on demand).
The situation arising from the Covid-19 pandemic has presented us with an opportunity to speed up the digitisation of learning. Accordingly, we offer our employees a much larger number of training programs in digital or hybrid formats. The shift towards mostly digital training means that programs are shorter in duration than in the past, but more tailored and focused on requirements. Examples of these programs include video formats, podcasts, video games, interviews, role plays and articles adapted to each person's needs in the skills of their choice.
One of the key elements of our skills development model is SkillsBank, a software tool developed internally on the basis of big data and artificial intelligence that lets us know the skills we have active in the organisation in real time. SkillsBank incorporates employee recommendations for positions that best match skills and training content based on preferences and motivations.
For the development of new skills, we also encourage geographic and functional mobility as a key aspect of talent retention. We therefore foster an open and innovative environment that makes it possible to match our employees' interests and backgrounds with real opportunities to maximise learning and progress into the roles of the future.
Universitas Telefónica
Telefónica's development offer combines technical and human skills. Universitas Telefónica presents a complete range of on-line training options for our professionals to accelerate the transformation and adoption of new ways of working and leadership, aligning priorities and nurturing a single culture throughout the company by empowering employees.
Its technological evolution, together with the opening of a new physical campus at the Company's headquarters, equipped with face-to-face, virtual and hybrid executive education facilities, means that, by early 2022, we will be in a position to offer a personalised, orderly and on-demand proposal and make the greatest possible impact. This will enable more than 50% of employees to take part in annual skilling programs and actions.
Employee commitment and motivation

Our professionals' commitment has always been high on Telefónica's agenda. For several years now, we have been measuring this through the Employee Net Promoter Score (eNPS), which indicates the degree to which the Company's employees recommend the organisation by answering the question:
How likely would you be to recommend your company to people close to you as a good place to work? (1=I would definitely not recommend it, 10=I would definitely recommend it).
It enables us to align ourselves with the customer satisfaction measurement, using the same logic as the Net Promoter Score. This variable measures the percentage of those in favour (those who award scores of 9 or 10) minus the percentage of those against (those who award scores from 1 to 6).
The result is calculated directly for each country and weighted with the number of local employees to give the global figure. This year 2021 we have achieved a result of 67%, which is a decrease of 2 points compared to 2020.
A result above 40% is considered excellent and we are one of the few companies above 60%.
Our challenge now is to continue to increase our professionals' pride of belonging, convinced that their motivation is the multiplying factor of results.
In addition to this annual measurement, in each of our operations we conduct various internal listening exercises, such as opinion surveys, and put out regular feelers to test the level of engagement.
This is complemented by performance appraisals, outgoing interviews, incident tracking and whistle-blowing channels.

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Culture of recognition: People of Courage
This program aims to promote a culture of meritocracy through our leaders' personal recognition of employees and their recognition of each other, giving visibility to the individuals and teams that stand out for their differential contribution and day-to-day behaviour. It also recognises social volunteers or volunteer teams for their extraordinary contribution to a social cause or in an emergency or humanitarian crisis.
During 2021, we adapted the insignias to the new brand and created new ones such as Positive Leadership and Exceptional Work.
Overall, we recorded around 53,854 awards to colleagues and teams, demonstrating that recognition is still part of Telefónica's DNA, and we will continue to promote it to connect talent.
Diversity and inclusion GRI 102-15, 103
At Telefónica we incorporate diversity and inclusion management as a cross-cutting part of our strategy. Diversity not only follows principles of social justice, but also helps us achieve better business results. We therefore design initiatives aimed at fostering team diversity and promoting an organisational culture of equality, plurality and inclusion in which our employees' unique skills, abilities and ways of thinking help us make the best decisions for the business.
Diversity management helps us attract and retain high-potential professionals, get the best out of our employees, empathise with our customers and innovate.
Governance
We have a structure of internal bodies and figures to evaluate and monitor progress on equality, diversity and inclusion. These bodies also monitor compliance with indicators and strategic objectives and ensure the involvement of senior management.
i.Global Diversity Council: composed of top-level executives, its purpose is to promote and monitor the Company’s diversity strategy.
ii.Transparency Commission: composed of the Chairman and four senior managers, it ensures the presence of both genders on short-lists for selection processes.
iii.Chief Diversity Officer: supports the Board and the People department.

iv.Diversity Champions: act as internal change agents in all areas of the Company.
Monitoring Committees of the local Equality Plans.
Beyond our local policies and plans, all our operations ensure the presence of both genders on the short-lists of candidates for internal and external selection processes for management positions. The Transparency Commission, referred to above, monitors compliance with this rule.
Committed to equal pay: closing the pay gap
Telefónica not only promotes equal treatment and opportunities for men and women, but also reinforces the application of the principle of equal pay for equal work or work of equal value, i.e. equal pay for equal work regardless of the employee's gender.
Based on clear, transparent communication, we conduct detailed analyses of gender pay data within the Group in order to identify possible inequalities and establish measures to correct them. We do this by considering all items related to salary, benefits and other short- and long-term incentives, i.e. all payments received by the employee during the year.
The wage inequalities or differences that can be found, also called 'gender pay gaps', are comparisons between the average total pay of men versus the average total pay of women.
In making this comparison, the most important thing to understand is how it is done, what items are included and how the difference between men's and women's average total pay is measured.
If we only compare average total pay, without taking into account factors other than gender, we are talking about the gross pay gap. When, in addition to gender, consideration is given to the country, legal entity, professional category, functional area in which each employee works, length of service and working hours (full-time or part-time), we are talking about an adjusted pay gap. This concept brings us closer to pay equality: equal pay for jobs of equal value.
The result of this comparison between the average total pay of men versus the average total pay of women is much more than a number; it provides us with information at all levels. We analyse not only salary information, but also the socio-economic situation, labour structure and business challenges. This information helps us implement measures to close the gap and drive projects forward.
The main reasons for the gender pay gap are very diverse and depend on the country, the nature of the business and the history of the company. The most common are:
•Higher proportion of men overall and in leadership and income-generating positions in the telecommunications sector. In 2015 we had 19% women in management positions and in 2021 the percentage of women managers in the group is 30.4% (including the UK) and 29.5% (excluding the UK). The number of women in income-generating positions in the Company in 2021 was 38%.
•Higher proportion of women on reduced working hours: 6 out of 10 employees on reduced working

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hours are women. To reverse this situation, new flexible working models can act as leverage for improvement (see section 2.6.5.3 New ways of working).
•Low presence of women in STEM (Science, Technology, Engineering and Mathematics) careers. To increase this, we have launched various initiatives to encourage and promote greater access for women and young people to these careers. At present, 20% of the Company's STEM positions are held by women.
Understanding the reasons behind the figures allows us to guide the strategy and implementation of initiatives that ensure equal opportunities for all, ultimately closing the pay gap.
New ways of working
Before the COVID-19 pandemic, Telefónica was in the process of transforming the way we work, implementing a working culture that allowed us to focus on our customers' needs, prioritising the delivery of value through greater efficiency and innovation, and providing teams with greater autonomy and speed in decision-making processes. All these changes have been accelerated by the pandemic, where, thanks to the distance we had already covered in digitisation and internal innovation, we managed to achieve 95% of our staff working remotely at the height of the crisis. Thanks to these learning processes, during 2021 we have consolidated a new hybrid, flexible and digital working model in all our business units.
This new work model also includes the redefinition of our workspaces to be more digital, flexible and collaborative, the commitment to digital disconnection (Telefónica pioneered an agreement with all trade union organisations in 2019) and the physical and emotional well-being of our people.
To design our post-pandemic working model, we consulted employees through surveys and focus groups on how we should work and what should be done in the office. Following the replies received, we have decided on a hybrid model that gives us flexibility and the benefits of working in the office (recommended for team-building activities or creative workshops) and at home (suitable for analytical activities that require concentration). Employees can also choose to work from a second residence (always in the country of employment).
The commitment to a hybrid model is having a positive impact on the motivation, delivery of value and well-being of our employees, as shown by the various surveys we are conducting. 80% of employees in the Global Units and Spain team feel that their team is more productive working as a hybrid model.
Beyond the workplace, we focus on agility as a key lever to becoming a more flexible and adaptable organisation, more agile and focused on delivering value to our customers.
For Telefónica, the new agile ways of working are much more than method; they are a means of driving cultural transformation, with support from the different local Agile offices. These offices combine Business, Transformation and People teams and act as the main driver and enabler of change. They also allow agile frameworks to be adapted to the particularities of each business and aligned with the strategic priorities of each Unit.
During 2021, further progress was made in adopting agile ways of working in every unit in the Group. In the motivation survey, 38% of employees state that they use some kind of agile framework (scrum, kanban, design thinking, lean, etc.) and we currently have more than 400 teams working on agile initiatives in every country.
We know that these new ways of working involve a change of mindset and therefore our aim is to develop the role of leaders and teams in the new working environments to achieve a flexible and digital culture.
Workspaces at Telefónica are open and shared, and they are technologically equipped for the hybrid model. We also have space management tools and, in places that do not yet have these tools, we are rolling out pilots to implement them in the future.
Similarly, we provide employees with the equipment they need to be able to perform their work remotely in an appropriate manner, enabling interaction and fostering innovation with collaborative technology such as Microsoft Teams or the Workplace corporate social media, where we also share relevant news and inspirational content.
In addition, in Spain, we provide our employees with different tools so that they can record the start and end of the working day from any location, as required by current local labour legislation.
100% of our employees have access to Office 365 and Microsoft Teams for collaboration in a digital environment. 60% of employees are active users of the Workplace corporate social media.
Work-life balance
The hybrid model is developed by putting the employee and their family at the centre and taking care of their digital health. These new ways of working incorporate new healthy habits that place priority on the physical and emotional well-being of our workers in a holistic way.
In addition, depending on the geographical area where we operate, we provide our professionals with ergonomic chairs, mobile phones with unlimited data tariffs and the possibility of acquiring office furniture under good conditions.

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Reinforcing the digital disconnection agreement the company signed in 2019, we provide courses with new routines and tips on how to maintain a healthy balance between work and free time and organise teamwork in the best possible way.
Strategy for health, safety and well-being at work
At Telefónica we understand the concept of occupational health and safety in reference to a state of complete physical, mental and social well-being in harmony with the environment. Measures that promote health within the company not only help employees and ensure long-term business success, but also have positive effects on society as a whole.
The Quality and Sustainability Committee is responsible for driving the development of our Global Responsible Business Plan, which is approved by the Board of Directors and emphasises safeguarding and promoting the Health, Safety and Well-being (HS&W) of our employees at work.
Management systems: prevention of work-related incidents and occupational diseases
We establish procedures to identify hazards
and assess risks in order to prevent work-related incidents and occupational diseases. We also ensure compliance with the legal requirements in force in each country. In addition, we adopt further requirements based on local regulations or international standards in accordance with the principle of prevention.
The processes for identifying hazards, assessing risks and preventing incidents and occupational diseases are set out in the global Health and Safety Policy and in the various local health and safety policies. These processes vary from country to country, but they all focus on eliminating hazards and minimising risks.
Occupational health services
In every country we have health services whose essential function is the prevention and promotion of health. In some countries they are covered by own staff.
And, in most workplaces, medical services are available on-site; where they are unavailable, employees have access to medical services through various health plans.
Employee training and representation
Training and awareness-raising
All employees have on-line courses available to them on occupational health, safety and well-being. We also provide ongoing, specific training with the local country teams on the implementation of health, safety and well-being management systems and numerous health and awareness-raising campaigns.

Representativeness and worker participation
We promote worker and other stakeholder information, consultation and participation to ensure healthy, safe workplaces. Employee representation on joint health and safety committees is the model in place in the countries in which we operate, and 90% of our employees are represented on said committees.
Promoting workers' health
At Telefónica, we encourage and promote the physical and mental health of our employees both in the workplace and in their personal and family environments. In line with our aim to be a benchmark for corporate well-being, generating a positive impact on our employees, collaborators, their environment and the organisation, we implement initiatives to foster a culture of well-being at every level of the organisation, offering workers health and well-being benefits.
We also raise awareness through various health programs. We offer a portfolio of social benefits, adapted to local practices in the markets in which we operate, including universal health insurance for all employees and support for people with disabilities.
We promote well-being and a healthy psychosocial environment in the workplace to reduce emotional and mental stress.
All these programs help to implement corrective and preventive measures in each country.
In addition, the psychosocial working environment is one of the performance indicators that Telefónica has publicly committed to addressing.
We enable workers' access to these services and wellness programs through comprehensive communication campaigns. We also run various training courses on emotional health, stress management, time management, leadership style, suicide prevention and others.
Employee health and safety: COVID-19 crisis management
In 2021, the pandemic has posed numerous challenges in all the countries where we are present and our management has focused on the safety of our employees, customers and partners.
The formula that has made it possible for us to manage this pandemic is a balanced mix of data analysis, participation in international forums (WHO and United Nations) and the daily interpretation of qualitative information (press, trends, news agencies and specialised studies).
With minor adaptations to existing tools, we have extracted maximum performance from the data and

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made safe progress on both health protection targets and business challenges.
We have made significant efforts to protect our employees by ensuring safe and healthy workplaces.
Therefore, this year, 2021, we have continued to move forward with the previously designed return plan and the following targets: safeguard people's health and safety; ensure the activity of people and service to our customers; and prevent future risks.
Actions to achieve these targets have varied according to how the pandemic has evolved in each country and criteria based on business activities and employee groups.
Each of these stages has been agreed with the main trade union bodies both in Spain and globally: UGT, CC.OO. and UNI Global Union (Trade Union Coordination).
The time planning differs in each country and is subject to many variables: key country indicators, active cases of the Company in the location, conditions for return to work. For this reason, although the plan is the same, implementation occurs at different times.
At all times, the return to work plan has been addressed jointly between Telefónica and the main trade unions in Spain, i.e. UGT and CC.OO., as well as UNI Global Union.
During 2021, each country has established locally appropriate systems through health and safety committees, temporary commissions linked to COVID-19 or other dialogue instruments to ensure compliance with agreements and review any extraordinary incidents that may arise until the pandemic is under control.
This also includes a commitment to create spaces for collaboration in the field of collective bargaining to analyse and capitalise on the lessons learned from the management of the pandemic in order to consolidate home-working and flexibility schemes, as well as new health and coexistence protocols.

Liquidity and capital resources
Financing
There were no financing transactions carried out in the bond market during 2021.
The main transaction arranged in 2021 in the bank market is as follows:
•On March 26, 2021, Telefónica, S.A. signed and drew down 200 million euros of its bilateral loan and originally scheduled to mature in 2022. On June 28, 2021 an early repayment took place.
Available funds
At December 31, 2021 Telefónica, S.A.’s available funds from undrawn lines of credit in different financial institutions totaled 10,415 million euros (of which 10,227 million euros maturing in more than 12 months). Additionally, cash and cash equivalents as of December 31, 2021 amount to 5,807 million euros.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 13, 14, 15 and 16 of the financial statements.
Contractual commitments
Note 19 to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.
Credit risk management
The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in Note 16.
Credit rating
At December 31, 2021, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB- stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During 2021, there have not been changes in the long-term credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2020 when Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020 and later, on November 20, 2020 downgraded the rating to “BBB - stable” from “BBB negative”. On November 7, 2016 Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” and on September 5, 2016 Fitch downgraded the rating to “BBB stable” from “BBB+ stable”.

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In 2021, measures taken to protect the credit rating included an active portfolio management through the closing of the sale of telecommunications towers division in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), the completion of the sale of the entire share capital of Telefónica de Costa Rica TC and the agreement reached for the sale of the entire share capital of Telefónica Móviles El Salvador.
Telefónica also closed various strategic deals to reinforce its business profile, on one side with Liberty Global plc, with which it has agreed to combine their respective operating businesses in the United Kingdom in a 50-50 joint venture, and on the other side, Telefónica has also closed the agreement reached between Telefónica Chile and KKR Alameda Aggregator for the sale of 60% of the shares of InfraCo, that will provide wholesale connectivity services to Telefónica Chile on InfraCo’s fibre network and have close the agreement with CDPQ for the construction, development and operation of a fibre (FTTH) network in Brazil. Finally, Telefónica Colombia has entered into a sale and purchase agreement on fibre assets with a Colombian company controlled by KKR.
Apart from that, Telefónica decided to maintain the distribution of dividends through two voluntary scrip dividends in 2021 and Telefónica España signed a social pact for employment supported by the largest trade unions that contemplates an individual suspension plan of employment, fully voluntary.
Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.
On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.
In February 2020, Telefónica announced the dividend policy for the year 2020: 0.40 euros per share payable in December 2020 (0.20 euros per share) and in June 2021 (0.20 euros per share).
In May 2020, after the corresponding analyses, it was concluded that the Company had a sufficiently healthy cash position to maintain the previously announced dividends payment. However, for reasons of financial prudence in the context of the COVID-19 health crisis and in order to grant greater flexibility in regard to cash outflows and different alternatives for the shareholders, it was deemed appropriate to propose for approval of the Annual General Shareholders Meeting held on June 12, 2020 the implementation of the payment of sums to be made during this fiscal year 2020 through separate scrip dividends (the “Telefónica Flexible Dividend”), which as is known, provides all shareholders with the choice of receiving the relevant compensation in shares or in cash, at the shareholder’s discretion.
The Annual General Shareholders Meeting held on June 12, 2020 approved the Proposals of the scrip dividend, which were executed in June and December 2020.
In February 2021, Telefónica announced the dividend policy for the year 2021, which consists of an amount of 0.30 euros per share, payable in December 2021 (0.15 euros per share) and in June 2022 (0.15 euros per share).
The Annual General Shareholders Meeting held on April 23, 2021 approved the Proposals of the scrip dividend, which were executed in June and December, 2021.
For the payment in Jun 2022, the adoption of the corresponding corporate resolutions will be proposed to the Annual General Meeting to be held in 2022.
Treasury shares
Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:
•Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.
•Honoring previous legitimate commitments assumed.
•Covering requirements for shares to allocate to employees and management under stock option plans.
•Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).
Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

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The disclosure of number of treasury shares at the end of 2021 and 2020, as well as the explanation about the evolution of the figure and the transactions involving treasury shares in 2021, are described in Note 11 of these financial statements.
Risk Factors
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in these Financial Statements.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks related to the Business Activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
The reinforcement of competitors, the entry of new competitors (new players or OTTs), or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the different markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru and Argentina where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.
If Telefónica is not able to successfully face these challenges, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any such obligations, it may suffer consequences such as economic fines or, in a worst-case scenario, other measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to

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maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, specifically through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Spain, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the 26 GHz band in December 2021. This consultation raises the possibility of assigning part of the spectrum to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment and a possible increase in spectrum prices during the auction. The auction is expected to take place during 2022.
In Latin America, several auction processes are expected in the near term: (i) in Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1,900 MHz and 2,500 MHz bands, without indicating a concrete time frame. Additionally, with regards to spectrum in the 3.5 GHz band, the Ministerio de las Tecnologías de la Información y las Comunicaciones ("MinTic") postponed the auction without indicating a specific date to start the process. Telefónica has requested MinTic to delay any spectrum auction until the review of the existing spectrum valuation methodology, in order to align costs with the spectrum value generation capacity is completed, and specific measures to avoid resource monopolization by the dominant operator are put in place; and (ii) in Peru, Telefónica del Perú S.A.A. was pre-selected for the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz and 2,300 - 2,330 MHz bands. The auction has been postponed to the end of February and further delays are foreseeable. With regards to 5G and the spectrum auction for the 3.5 GHz and 26 GHz band, the new government has not yet adopted any decision.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.

With respect to Latin America:
In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") approved, on February 8, 2021, Resolution 741/2021 which sets the Regulation for the adaptation of Fixed Commuted Telephony Service ("STFC") Concessions. ANATEL is still working on the methodology for calculating the migration balance and there is a risk that consensus between the parties on the migration calculation may not be reached. In any case, if a decision is made by Telefónica not to migrate from the concession regime to the authorization regime, the STFC concession held by Telefónica will remain in force until December 31, 2025. Resolution 744/2021 of April 8, 2021 establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the Granting Authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In addition, Telefónica could lose its right to operate spectrum in the 450 MHz band, granted in certain states, if Telefónica's appeal against a decision adopted by the regulator in June 2019 is not successful. Furthermore, regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, a decision on the issue is still pending and requires a positioning from the Federal Court of Accounts.
In Peru, an arbitration process was started by the Group, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1,900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, in April 2021, the renewal of the license to use 15 MHz in the 1,900 MHz band was requested (the current license expired on October 18, 2021). On October 15, 2021, MinTic issued a resolution setting the conditions for the renewal of such license. The company has appealed such decision before the MinTic in order to reduce the amount proposed by the authority and, to this date, a resolution is pending.

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In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica Argentina") filed a lawsuit against the Argentine State, alleging that price regulations set by DNU 690/2020 constitute a breach of a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the performance of their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit filed by Telefónica Argentina was rejected in September 2021 and the company appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended during six months or until the final decision is adopted. During this period, Telefónica will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.
During 2021, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 1,704 million euros, mainly due to the acquisition of spectrum in Brazil, the United Kingdom (before the establishment of JV VMED O2 UK), Spain and Chile (compared to 126 million euros in 2020). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the 2021 Consolidated Financial Statements: "Key regulatory issues and concessions and licenses held by the Telefónica Group".
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of December 31, 2021, the Group depended on three handset suppliers (one of them located in China) and eight network infrastructure suppliers (two of them located in China), which, together, accounted for 83% and 80%, respectively, of the aggregate value of contracts awarded in 2021 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 46% of the aggregate value of contracts awarded in 2021 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China and/or the adoption of lockdown or other restrictive measures as a result of the COVID-19 pandemic or any other crisis or pandemic, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2020 and 2021 specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the COVID-19 pandemic, as well as the potential discontinuation of use of some suppliers as a result of the U.S.-China conflict.
The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so

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affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, Internet of Things (IoT), cybersecurity, big data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, requires high levels of investment. As of December 31, 2021, in Spain, fiber coverage reached 26.9 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins may be reduced or such investment could not lead to the successful development or commercialization of new products or services. To contextualize the size of the Group's investments, total research and development expenditure in 2021 was 835 million euros (959 million euros in 2020). These expenditures represented 2.1% and 2.2% of the Group's consolidated revenues in 2021 and 2020, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services, increases its exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to big data, cloud computing, cybersecurity, artificial intelligence and IoT.
The large amount of information and data that is processed throughout the Group (with approximately 369.1 million accesses associated with telecommunications services, digital products and services and Pay TV and an average number of 107,776 employees in 2021), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may increase compliance risks and costs.
One of the most important pieces of regulation for the Telefónica Group's operations in the European Union is Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), whose content has become a benchmark for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, which may increase compliance risks and costs.
Moreover, given that the Telefónica Group operates its business on a global scale, it frequently carries out

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international transfers of personal data of its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area (“EEA”) that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have all the necessary legal controls in place to ensure that such international data transfers are carried out in accordance with the GDPR. However, there can be no assurance that the data transfers which took place under the framework of the EU-U.S. Privacy Shield did not result in a breach of the GDPR.
One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021. These new SCC, which entered into force on June 27, 2021, repeal the old SCC and include a novel modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCC obliges companies that are going to use them to legitimize their transfers to assess and adopt additional measures deemed appropriate for the due protection of the data transferred to the third country. This is because SCC, in general, are not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are mainly technical such as data encryption, and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool to legitimize transfers, obliges companies to replace the old SCC, as the old SCC will cease to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The entry into force of the new SCC and their novel module structure and dispositive parts to be negotiated between data exporters and importers, the possible uncertainty about their scope of application and implementation, the mandatory assessment and analysis of each international transfer and changeable local regulations of the country of destination and also the obligation to renew all agreements that include the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.
In addition, the following recent and prospective regulatory developments may be material to the Telefónica Group's operations: (i) in the United Kingdom, its exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The European Commission declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of June 28, 2021. Accordingly, entities that transfer data between both territories will not be required to adopt additional tools or measures to legitimize international transfers. The Adequacy Decision establishes an initial period of validity of four years, which may only be extended if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection. In this regard, it is worth mentioning that, since European Union regulations no longer apply in the United Kingdom, in September 2021, the United Kingdom began the appropriate public consultations to analyze the modification of its local privacy and data protection regulations with a view to updating them in the face of new technological challenges and business opportunities in the use of data. The result of this amendment could impact the Telefónica Group's business in the United Kingdom and the aforementioned international data transfers to and from the United Kingdom, either because additional regulatory restrictions or impositions are imposed that reduce the capacity for innovation and the development of new services and products, or because the European Union authorities consider that the United Kingdom is no longer a country with an adequate level of data protection, in which case the Telefónica Group may face similar challenges and risks as it is currently facing with respect to data transfers to the United States or other territories not declared as having an adequate level of protection; and (ii) in Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reais (approximately 8 million euros based on the exchange rate as of December 31, 2021) per infraction, which may increase compliance risks and costs.
Furthermore, in the case of Ecuador, the Organic Law on Data Protection has entered into force, although the effectiveness of the sanctioning regime is postponed for a two-year adaptation period and, in other countries of Latin America where the Group operates, such as Argentina and Chile, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal

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requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.
Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros and 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offer of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart Wi-Fi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group's Pay TV service, the Group's revenues and margins could be affected.
In the development of all these initiatives it is also necessary to take into account several factors: first, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operational Risks
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services, such as mobile Internet or Pay TV services, are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision by the Group of products and services to customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud. As a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators were reviewed and strengthened, but no assurance can be provided that such security measures will be entirely effective.

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Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and Cloud Computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data or disrupt the Group's operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include: (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised for ransomware deployment (through malicious software that encrypts business data); (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them. While none of these incidents had material consequences, this may change in the future.
Some of the main measures adopted by the Telefónica Group to mitigate these risks are early vulnerabilities detection, access control measures, proactive log review of critical systems, network segregation in zones and the deployment of protective systems such as firewalls, intrusion prevention systems and virus scanners among other physical and logical security measures. In the event that preventive and control measures do not prevent all damage to systems or data, backup systems are designed to provide for the full or partial retrieval of information.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures, such as those referred to above, as defined in its digital security strategy, it cannot guarantee that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.
Natural disasters, climate change and other factors beyond the Group's control may result in unanticipated network or service interruptions or quality loss.
Unforeseen service interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. In addition, these changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, the Company, and may have a negative impact on the Group's operations results. The Company analyzes these risks in accordance with the recommendations of the TCFD (Task force on Climate-related financial disclosures).
Network or service interruptions or quality loss could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, and the growing geopolitical tensions, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
As of December 31, 2021 and 2020, the contribution of each segment to Telefónica Group's total assets was as follows: Telefónica Spain 22.9% (22.9% in 2020), VMED O2 UK 11.1% (the former Telefónica United Kingdom 12.6% in 2020), Telefónica Germany 18.3% (19.3% in 2020),

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Telefónica Brazil 19.7% (19.1% in 2020) and Telefónica Hispam 14.3% (14.3% in 2020). Additionally, net assets (calculated as total assets minus total liabilities) of Telefónica Hispam represented 4.6% of the total net assets of Telefonica Group as of December 31, 2021 (11.0% in 2020) (see Note 4 to the Consolidated Financial Statements). Part of these assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2021 and 2020.
The main risks are detailed by geography below:
In Europe, there are several risks of both an economic and health nature. Among the latter, and although the region has set an example in the advancement of vaccination, there is the possibility, as is currently the case, of a new outbreak of the COVID-19 pandemic due to the emergence of new variants of COVID-19 that are more contagious or resistant to the developed vaccines. Among the economic risks, there is the negative impact of this new health emergency situation, but also the consequences of an excessive tightening of financing conditions, both for the private and public sectors, with a negative impact on disposable income that could even lead to episodes of financial stress. The catalyst for this scenario could be either global factors stemming from the impact of the recent rise in inflation and the consequences of the normalization of U.S. monetary policy, or domestic factors such as a worsening of fiscal sustainability in a European country, which would affect the economic conditions of the countries in which Telefónica operates.
•Spain: there are several local sources of risks. One of them stems from the uncertainty regarding the execution of the Next Generation European funds (NGEU) and the necessary reforms (labor and pensions among the most important) in order to continue accessing them, given the high level of parliamentary fragmentation and the lack of agreement on key issues. Secondly, there is a risk that the effects of the COVID-19 pandemic could have a more persistent negative economic impact than expected in the event that, for example, supply chains disruptions and high commodity prices prolong the inflationary episode with a deeper impact on household incomes. Third, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, any situation of protectionist backlash could have significant implications. Lastly, the high public debt levels accumulated are an additional risk in the event of financial stress.
•Germany: In the short term, the main risk factor is related to the COVID-19 pandemic and its effects. The persistence of bottlenecks in the supply of raw materials and intermediate goods in the manufacturing sector could continue to limit the expansion of economic activity. Another risk factor is the uncertainty arising from the new government in the short term, not only in terms of policies but also in terms of its ability to execute on its ambitious climate goals. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could significantly reduce international trade, with a consequent impact on the country's potential growth, which is highly dependent on exports. In addition, long-term challenges remain, such as the aging of the population, in a context where the drivers of growth are showing a worrying stagnation.
•United Kingdom: in the short term, rising prices due to continued supply disruptions, together with a labor market showing signs of tightening, could lead to a faster and closer monetary tightening than expected, which would negatively affect growth. As for the medium-term, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) will entail an economic adjustment regardless of the agreement reached on the new economic and commercial relationship between the two regions. The trade and bureaucracy costs of leaving the single market and the customs union (especially those related to non-tariff barriers) could weigh on the country's net trade. In addition, there are still many gaps to be closed in the area of services (particularly, financial and professional services), and others pending renegotiation, so variables such as investment, economic activity, employment and migratory flows could be among the most affected, as well as volatility in financial markets, which could limit or condition access to capital markets. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers. The Group would also be adversely affected if the pound sterling were to depreciate. The catalyst for a depreciation, in addition to a more pressing impact from Brexit, could be doubts about the sustainability of government debt, at historically high levels following the COVID-19 impact.
In Latin America, the exchange risk is particularly notable. This risk is due to both external factors (global trade tensions, abrupt movements in commodity prices, concerns about growth, tightening US monetary policy and financial imbalances in China) and internal factors (challenges relating to controlling the COVID-19 pandemic and managing the underlying fiscal deterioration, see "Unexpected and uncertain events, such as the emergence of new variants of COVID-19 (coronavirus), significantly affect the Telefónica Group's operations"):
•Brazil: fiscal sustainability remains the main risk, especially after the government modified the spending cap to finance the new welfare program Auxílio Brasil, which implies a loss of credibility in fiscal prudence. Progress on structural reforms,

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including administration and tax system reforms, seems less likely now, which would result in lower medium- and long-term growth. In this context, a more depreciated exchange rate adds even more pressure to already high inflation and monetary policy normalization, which could negatively affect disposable income. The fact that the country's rating is below investment grade and that its internal financing needs are high, poses an added financial risk in a hypothetical scenario of global financial stress, especially in view of the recent increase in financial needs, could also have a negative impact on the evolution of the exchange rate. On the political front, the presidential elections (October 2022), which are expected to be polarized, could imply greater volatility in asset prices, including episodes of exchange rate depreciation. Finally, Brazil also faces the risk of energy rationing due to the exceptional shortage of rainfall (which has been recently alleviated in part), which has already led to a significant increase in energy prices.
•Argentina: Despite a favorable external context for the country, macroeconomic and exchange rate risks remain high. The challenges facing the economy, both internal (the ongoing process of reducing the public deficit in a context of high inflation) and external (with significant financial maturities to be refinanced in the short and medium term), increase vulnerability to episodes of financial market volatility in a scenario with limited levers for action. In addition, the worsening inflation outlook because of the exchange rate split and unsustainable price containment measures threaten Telefónica's profitability. On the political front, after the defeat of the ruling party in the mid-term elections, there is a growing need to reach consensus with other political parties in order to legislate. Otherwise, the ruling party will have no margin left but to govern the last two years of its term of office by means of Necessity and Urgency Decrees.
•Chile, Colombia and Peru: are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. The deteriorating fiscal situation resulting from COVID-19 could have negative effects on future economic performance and social stability to the extent that fiscal consolidation drives tax reforms or adjustments in the trajectory of social spending. The acceleration of inflation threatens to be more persistent than expected, which is generating a strong reaction from central banks that could eventually lead to an excessive deterioration in local financing conditions. In political terms, there is a risk that with the arrival of the new government in Chile, which is also advancing in its particular constitutional process, there will be changes in the regulatory and normative framework that could affect the medium term.
Unexpected and uncertain events, such as the emergence of new variants of COVID-19 (coronavirus), significantly affect the Telefónica's Group operations.
Although the worst of the COVID-19 pandemic may have passed, the possibility of new outbreaks of the pandemic due to new, more contagious, virulent, and vaccine-resistant variants of COVID-19 remains. This could affect our operations as follows, among others: first, there is a possibility of further adverse supply shocks, primarily on the production side, in the form of further disruptions in supply chains, bottlenecks in the production of certain goods and/or restrictions on the transportation of goods, which could reduce aggregate supply, exerting upward pressure on price formation, or make certain products unavailable to us. Secondly, as occurred in the first months of the pandemic, it is likely that, in the face of an abrupt supply shock, households will tend to increase their savings as a precautionary measure, which could lead to falls in demand for the Company's products and services. In addition, there may be adverse income and wealth effects resulting from an eventual contraction in the level of employment and/or deterioration of the financial markets, which may lead to sharp drops in the valuation of certain assets. Finally, the appearance of new variants may lead to additional credit quality downgrades in the countries in which the Group operates, which could result in an increase in the cost of external financing and the depreciation of certain currencies (especially in emerging economies), which would adversely affect the Group’s results.
The final impact of COVID-19 on the Group's business is difficult to predict due to the high uncertainty surrounding its duration, transmission, virulence and resilience, as well as the ability of authorities to manage its impact and, more generally, societal response to both COVID-19 and government measures.
The COVID-19 pandemic contributed to the depreciation of the main Latin American currencies against the euro. The adverse exchange rates evolution adversely affected the average exchange rates used to translate the income statements of our Latin American subsidiaries from local currency to euro in 2020 in comparison with 2019, and to a lesser extent 2021 compared with 2020. The change in the exchange rates of the main currencies of the countries in which the Group operates against the euro is shown below:

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Variation of average exchange rate
	2020 vs 2019	2021 vs 2020
Brazilian real	(24.1%)	(8.8%)
Pound sterling	(1.3%)	3.4%
New peruvian sol	(6.1%)	(13.2%)
Chilean peso	(12.9%)	0.6%
Colombian peso	(12.6%)	(5.1%)
Mexican peso	(11.5%)	1.6%
The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2021, represented 15.1% of the Group’s total assets), deferred tax assets (which as of December 31, 2021, represented 5.1% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.7% of the Group's total assets as of December 31, 2021), and property, plant and equipment (which represented 20.8% of the Group's total assets as of December 31, 2021). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated. By way of example, in 2021 impairment losses in the goodwill of Telefónica Perú were recognized for a total of 393 million euros. In 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized. In 2020 deferred tax assets corresponding to the tax Group in Spain amounting to 101 million euros were derecognized.
Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2021, the Group's gross financial debt amounted to 42,295 million euros (50,420 million euros as of December 31, 2020), and the Group's net financial debt amounted to 26,032 million euros (35,228 million euros as of December 31, 2020). As of December 31, 2021, the average maturity of the debt was 13.63 years (10.79 years as of December 31, 2020), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2021, the Group's gross financial debt scheduled to mature in 2022 amounted to 7,005 million euros, and gross financial debt scheduled to mature in 2023 amounted to 2,235 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2021. As of December 31, 2021, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 12,182 million euros (11,791 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2021, 3.2% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2022.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of

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the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
In nominal terms, as of December 31, 2021, 88% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2021: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 33 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 33 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 17 million euros for the year ended December 31, 2021. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended December 31, 2021, taking into account derivative instruments in place.
In 2021, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 2.3 percentage points and 2.7 percentage points, respectively, mainly due to the depreciation of the Brazilian real (6.5 percentage points and 8.0 percentage points, respectively, in 2020). Furthermore, translation differences in 2021 had a positive impact on the Group's equity of 4,088 million euros (negative impact of 5,801 million euros in 2020).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain litigation in Peru concerning certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
With respect to the latter, as of December 31, 2021, Telefónica Brazil maintained provisions for tax contingencies amounting to 340 million euros and provisions for regulatory contingencies amounting to 314 million euros. Although the Group considers its tax estimates to be reasonable, if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that the payment of such additional amounts will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows.
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant

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costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, licenses and authorizations revocation, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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Events after the reporting period
The events regarding the Company that took place between the reporting date and the date of preparation of the accompanying financial statements have been disclosed in Note 22.
Annual Corporate Governance Report
See Chapter 4 (Annual Corporate Governance Report) of the 2021 Consolidated Management Report of Telefónica, S.A.
This document is also available in the public registers of the National Securities Market Commission (CNMV).
Annual Report on the Remuneration of the Directors
See Chapter 5 (Annual Report on the Remuneration of the Directors) of the 2021 Consolidated Management Report of Telefónica, S.A.
This document is also available in the public registers of the National Securities Market Commission (CNMV).

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Auditor´s Report,
Consolidated Annual Accounts, and
Consolidated Management Report
at December 31, 2021

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the consolidated annual accounts

To the shareholders of Telefónica, S.A.:

Report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Telefónica, S.A., (the Parent company) and its subsidiaries composing the Telefónica Group (the Group), which comprise the statement of financial position as at 31 December 2021, and the income statement, statement of comprehensive income, statement of changes in equity, cash flow statement and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as at 31 December 2021, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated annual accounts* section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

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R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290 pwc

Key audit matters	How our audit addressed the key audit matters
Goodwill impairment assessment As described in notes 3 and 7 to the consolidated annual accounts, the Group's consolidated goodwill balance amount to €16,519 million at 31 December 2021. To assess if there is an impairment in the goodwill, to which the cash-generating units relates, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may not be fully recoverable. Management calculates the recoverable amount of each cash-generating units as the higher of fair value less cost to sell and value in use. In determining value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors. Management´s cash flows projections involved significant judgements when considering significant assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Telefónica Group operates. As per the circumstances described in Note 7, an impairment loss of €393 million was recognized during the year on the goodwill related to Telefonica Peru cash-generating unit. Sensitivity to changes in the significant assumptions is disclosed in the referred note. We identify this matter as a key audit matter due to the significant judgements made by management when estimating the significant assumptions that supports the recoverable amounts of the cash-generating units which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.	We have performed audit procedures, assisted by our valuation experts, on the process followed by the directors and management to determine the recoverable amount of the cash-generating units, including: • Understanding of the control environment, assessment and testing of the relevant controls over the process for assessing goodwill impairment to determine the recoverable amount of the cash-generating units. • Verification of the consistency of the data used in the calculation of the value in use with respect to the strategic plans approved by the Board of Directors. • Analysis of the degree of budget achievement. • Assessment of the significant assumptions employed to determine the recoverable amount, testing reasonableness and consistency based on a comparison with external market and industry data. • Sensitivity analysis over significant assumptions. • Evaluation of the adequacy of the disclosures included in the consolidated annual accounts in accordance with the applicable legislation. Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the valuation of goodwill are consistent with the information contained in the accompanying consolidated annual accounts

2

Key audit matters	How our audit addressed the key audit matters
Revenue recognition (Unbilled revenue) Telefónica Group revenues come mainly from the sale of products and the provision of various telecommunications services. Revenues arising from these products and services, that may be sold separately or bundled in packages, are allocated among the identifiable performance obligations based on the independent selling price of each individual component over the total price of the bundled and are recognised when the obligation is satisfied. Group's revenue recognition relies significantly on its information systems and technological structure, which includes a large number of systems used in the Group Companies' operations. For those revenues which revenue billing cycle does not align with the account closing date, management must use estimates to determine the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on data from different sources and revenue streams processed by the information systems, and historical information. We identify this matter as a key audit matter due to the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved. This in turn led to a high degree of auditor judgement and effort in designing and performing audit procedures. See notes 3 and 14 to the accompanying consolidated annual accounts.	We have performed audit procedures, assisted by our process and IT system specialists, on the revenue recognition process, including: • Understanding of the control environment, assessment and testing the relevant controls over the process and the IT general controls over the main systems involved in the process. • Assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed and the accuracy of the data used in the estimation. • Testing over revenue transactions and evaluating the corresponding audit evidence, using sampling techniques. • Testing billings completed following the year-end and consistency with the estimates made, using sampling techniques. Based on the procedures performed, we consider management's estimates to be reasonable as regards the recognition of revenue from sales and provisions of services rendered and not yet billed at the year end.

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Key audit matters	How our audit addressed the key audit matters
Provisions and contingent liabilities for tax and regulatory litigation in Telefonica Brazil	
As described in notes 3, 24 and 25, to the consolidated annual accounts, the Group has recognized €340 million and €314 million related to tax and regulatory liabilities in Telefonica Brazil for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonable estimated. Management does not recognize a provision for an estimated loss is accrued in the consolidated annual accounts for unfavourable outcomes when, after assessing the information available, management concluded that it is not probable that a loss has been incurred in any of the pending litigation. In notes 24 and 25, the Group discloses contingencies of Telefonica Brazil when management concludes no loss is probable but it is reasonably possible that a loss may be incurred, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment. We identify this matter as a key audit matter due the significant judgements made by management when assessing the amount and the likelihood of a loss being incurred in Telefonica Brazil. This in turn led to a high degree of auditor judgement and effort in evaluating management´s judgements in the estimation of the loss contingencies related to tax and regulatory contingencies in Telefonica Brazil.	We have performed audit procedures assisted by our experts in tax and regulatory matters over the process followed by the Telefónica Group to identify and assess lawsuits and claims in Telefonica Brazil, including: • Understanding of the control environment, assessment and testing relevant internal controls related to the identification and recognition. • Obtaining and evaluating the responses to our letters of audit inquiry with internal and external legal counsels of Telefónica Brazil. • Evaluating the reasonableness of management's assessment regarding whether an unfavourable outcome is reasonably possible or probable and reasonably estimable. • Evaluation of the adequacy of the contingencies disclosures in the consolidated annual accounts. Based on the procedures performed, we consider management's estimates to be reasonable and consistent with the information contained in the accompanying consolidated annual accounts in relation to the provisions and contingent liabilities for tax and regulatory litigation in Telefonica Brazil.

4

Key audit matters	How our audit addressed the key audit matters
Valuation of investment in VMED O2 UK Ltd. As described in notes 2, 3 and 10 to the consolidated annual accounts, on May 7, 2020, the Group entered into a contribution agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom. On June 1, 2021, once the pertinent regulatory approvals had been obtained, the necessary recapitalizations had been carried out and the rest of the precedent conditions established in the agreement had been met, the transaction was closed and the joint business was constituted. As indicated in note 3.h), when the Group contributes a controlled business to a joint venture, measures and recognizes any retained interest at its fair value in the statement of financial position. The fair value assigned to the 50% stake in VMED O2 UK Ltd., the Parent company of the joint venture, amounted to 12,012 million euros, as indicated in the note 10 to the consolidated annual accounts. To determine the fair value of the retained investment in the joint venture, the business plan of VMED O2 UK Ltd. was used as described in the note 10 to the consolidated annual accounts. The fair value estimate includes significant judgments when considering significant assumptions such as long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment. Likewise, the value of the investment in VMED O2 UK Ltd. amounts to 12,129 million euros as of December 31, 2021. Management has assessed whether there is any objective evidence that the value of the investment has been impaired, not having identified events that occurred after initial recognition that qualifies as such. This transaction is a key audit matter in our audit due to the significant judgments inherent in estimating the significant assumptions that support the fair value of the joint venture at the initial recognition, and which are taken into account when evaluating the existence of any objective evidence of impairment of the investment at year-end, and the auditor's effort in relation to this matter.	We have performed audit procedures, assisted by our valuation experts, on the process carried out by the management to recognized the investment in VMED O2 UK Ltd., including: • Understanding of the control environment, assessment and testing of the relevant controls over the Telefónica Group process for the initial measurement and the impairment indicators analysis of the investment in VMED O2 UK Ltd. • Verification of the consistency of the data used in the calculation of the fair value with the business plan of VMED O2 UK Ltd. • Assessment of the significant assumptions employed to determine the fair value as of 1 June 2021 of the joint venture, testing reasonableness and consistency based on a comparison with external market and industry data. • Assessment of impairment indicators carried out by management at year-end. • Evaluation of the adequacy of the disclosures included in the consolidated annual accounts in accordance with the applicable legislation. Based on the procedures performed, we consider that the estimate of the initial measurement made by management and their impairment indicators analysis at year-end is reasonable, consistent with the audit evidence obtained, and consistent with the information contained in the accompanying consolidated annual accounts.

5

Other information: Consolidated management report

Other information comprises only the consolidated management report for the 2021 financial year, the formulation of which is the responsibility of the Parent company's directors and does not form an integral part of the consolidated annual accounts.

Our audit opinion on the consolidated annual accounts does not cover the consolidated management report. Our responsibility regarding the consolidated management report, in accordance with legislation governing the audit practice, is to:

a) Verify only that the consolidated statement of non-financial information, certain information included in the Annual Corporate Governance Report and the Annual Report on Remuneration of the Directors, as referred to in the Auditing Act, has been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b) Evaluate and report on the consistency between the rest of the information included in the consolidated management report and the consolidated annual accounts as a result of our knowledge of the Group obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the consolidated management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the consolidated management report is consistent with that contained in the consolidated annual accounts for the 2021 financial year, and its content and presentation are in accordance with applicable regulations.

The Parent company's directors are responsible for the preparation of the accompanying consolidated annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the aforementioned directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company's directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the aforementioned directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Parent company's audit and control committee is responsible for overseeing the process of preparation and presentation of the consolidated annual accounts.

Auditor's responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

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As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company's directors.

- Conclude on the appropriateness of the Parent company's directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Parent company's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Parent company's audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the aforementioned those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Parent company's audit and control committee, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

7

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital files of the European single electronic format (ESEF) of Telefónica, S.A. and its subsidiaries composing the Telefónica Group for the 2021 financial year that comprise an XHTML file which includes the consolidated annual accounts for the financial year and XBRL files with tagging performed by the entity, which will form part of the annual financial report.

The directors of Telefónica, S.A. are responsible for presenting the annual financial report for 2021 financial year in accordance with the formatting and markup requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation).

Our responsibility is to examine the digital files prepared by Parent company's directors, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the consolidated annual accounts included in the aforementioned digital files completely agrees with that of the consolidated annual accounts that we have audited, and whether the format and markup of these accounts and of the aforementioned files has been affected, in all material respects, in accordance with the requirements established in the ESEF Regulation.

In our opinion, the digital files examined completely agree with the audited consolidated annual accounts, and these are presented and have been marked up, in all material respects, in accordance with the requirements established in the ESEF Regulation.

The opinion expressed in this report is consistent with the content of our additional report to the audit and control committee of the Parent company dated 22 February 2022.

Appointment period

The General Ordinary Shareholders' Meeting held on 23 April 2021 appointed us as auditors of the Group for a period of one year, for the year ended 31 December 2021.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for an initial period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the Group for services other than the audit of the accounts are disclosed in note 29.e) to the consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Virginia Arce Peralta (16096)

25 February 2022

8

Telefónica, S. A.
and subsidiaries
composing the
Teléfonica Group

Telefónica

Consolidated financial statements 2021

(CONSOLIDATED ANNUAL ACCOUNTS)
AND CONSOLIDATED MANAGEMENT REPORT
for 2021

Consolidated Annual Report 2021	Telefónica, S. A.	2

Consolidated Financial Statements 2021
Telefónica Group
Consolidated statements of financial position at December 31

Millions of euros	Notes	2021	2020
ASSETS
A) NON-CURRENT ASSETS		84,284	71,396
Intangible assets	(Note 6)	11,725	11,488
Goodwill	(Note 7)	16,519	17,044
Property, plant and equipment	(Note 8)	22,725	23,769
Rights of use	(Note 9)	7,579	4,982
Investments accounted for by the equity method	(Note 10)	12,773	427
Financial assets and other non-current assets	(Note 12)	7,347	7,270
Deferred tax assets	(Note 25)	5,616	6,416
B) CURRENT ASSETS		24,929	33,655
Inventories	(Note 13)	1,749	1,718
Receivables and other current assets	(Note 14)	8,287	7,523
Tax receivables	(Note 25)	2,120	902
Other current financial assets	(Note 15)	3,835	2,495
Cash and cash equivalents	(Note 16)	8,580	5,604
Non-current assets and disposal groups held for sale	(Note 30)	358	15,413
TOTAL ASSETS (A+B)		109,213	105,051

	Notes	2021	2020
EQUITY AND LIABILITIES
A) EQUITY		28,684	18,260
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	22,207	11,235
Equity attributable to non-controlling interests	(Note 17)	6,477	7,025
B) NON-CURRENT LIABILITIES		55,034	58,674
Non-current financial liabilities	(Note 18)	35,290	42,297
Non-current lease liabilities	(Note 20)	6,391	4,039
Payables and other non-current liabilities	(Note 21)	3,089	2,561
Deferred tax liabilities	(Note 25)	2,602	2,620
Non-current provisions	(Note 24)	7,662	7,157
C) CURRENT LIABILITIES		25,495	28,117
Current financial liabilities	(Note 18)	7,005	8,123
Current lease liabilities	(Note 20)	1,679	1,255
Payables and other current liabilities	(Note 22)	13,210	10,912
Current tax payables	(Note 25)	2,026	1,732
Current provisions	(Note 24)	1,441	1,304
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	134	4,791
TOTAL EQUITY AND LIABILITIES (A+B+C)		109,213	105,051
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Consolidated Annual Report 2021	Telefónica, S. A.	3

Consolidated Financial Statements 2021
Telefónica Group
Consolidated income statements for the years ended December 31

Millions of euros	Notes	2021	2020	2019
Revenues	(Note 26)	39,277	43,076	48,422
Other income	(Note 26)	12,673	1,587	2,842
Supplies		(12,258)	(13,014)	(13,635)
Personnel expenses	(Note 26)	(6,733)	(5,280)	(8,066)
Other expenses	(Note 26)	(10,976)	(12,871)	(14,444)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		21,983	13,498	15,119
Depreciation and amortization	(Note 26)	(8,397)	(9,359)	(10,582)
OPERATING INCOME		13,586	4,139	4,537
Share of (loss) income of investments accounted for by the equity method	(Note 10)	(127)	2	13
Finance income		614	677	842
Exchange gains		2,801	3,847	2,461
Finance costs		(2,028)	(2,417)	(2,795)
Exchange losses		(2,751)	(3,665)	(2,340)
Net financial expense	(Note 19)	(1,364)	(1,558)	(1,832)
PROFIT BEFORE TAX		12,095	2,583	2,718
Corporate income tax	(Note 25)	(1,378)	(626)	(1,054)
PROFIT FOR THE YEAR		10,717	1,957	1,664
Attributable to equity holders of the parent		8,137	1,582	1,142
Attributable to non-controlling interests	(Note 17)	2,580	375	522
Basic earnings per share (euros)	(Note 26)	1.38	0.23	0.15
Diluted earnings per share (euros)	(Note 26)	1.37	0.23	0.15
The accompanying notes and appendices are an integral part of these consolidated income statements.

Consolidated Annual Report 2021	Telefónica, S. A.	4

Consolidated Financial Statements 2021
Telefónica Group
Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2021	2020	2019
Profit for the year	10,717	1,957	1,664
Other comprehensive (loss) income	4,557	(7,305)	(369)
Gains (losses) from financial assets measured at Fair value through other comprehensive income	2	1	2
Income tax impact	(1)	—	—
Reclassification of (gains) losses included in the income statement (Note 19)	—	—	(62)
Income tax impact	—	—	—
	1	1	(60)
Gains (losses) on hedges	1,593	(765)	361
Income tax impact	(395)	183	(98)
Reclassification of (gains) losses included in the income statement (Note 19)	(1,874)	963	(439)
Income tax impact	478	(250)	118
	(198)	131	(58)
Gains (losses) on hedges costs	128	(98)	(14)
Income tax impact	(32)	24	4
Reclassification of (gains) losses included in the income statement (Note 19)	(10)	(8)	(4)
Income tax impact	3	2	1
	89	(80)	(13)
Share of gains (losses) recognized directly in equity of associates and others	32	—	—
Income tax impact	—	—	—
Reclassification of (gains) losses included in the income statement	—	—	(7)
Income tax impact	—	—	—
	32	—	(7)
Translation differences (Note 17)	4,098	(7,236)	(162)
Total other comprehensive income (loss) recognized for the year that may be reclassified subsequently to profit or loss	4,022	(7,184)	(300)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	130	33	(188)
Income tax impact	(35)	—	45
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	392	—	89
	487	33	(54)
Gains (losses) from financial assets measured at fair value through comprehensive income	49	(141)	(1)
Income tax impact	(1)	(13)	(14)
	48	(154)	(15)
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss	535	(121)	(69)
Total comprehensive income (loss) recognized for the year	15,274	(5,348)	1,295
Attributable to:
Equity holders of the parent and other holders of equity instruments	12,652	(4,286)	860
Non-controlling interests	2,622	(1,062)	435
	15,274	(5,348)	1,295
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.

Consolidated Annual Report 2021	Telefónica, S. A.	5

Consolidated Financial Statements 2021
Telefónica Group
Consolidated statement of changes in equity for the year ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260
Profit for the year						8,137					8,137	2,580	10,717
Other comprehensive income (loss) for the year						465	50	(209)	121	4,088	4,515	42	4,557
Total comprehensive income (loss) for the year						8,602	50	(209)	121	4,088	12,652	2,622	15,274
Dividends and distribution of profit (Note 17)	336	—	—	—	—	(936)				—	(600)	(3,051)	(3,651)
Net movement in treasury shares	—	—	(459)	—	—	(20)				—	(479)	—	(479)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(354)				—	(354)	(119)	(473)
Capital reduction	(83)	(305)	388	—	—	—				—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(263)				—	(263)	—	(263)
Other movements	—	—	—	—	—	16				—	16	—	16
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Consolidated Annual Report 2021	Telefónica, S. A.	6

Consolidated Financial Statements 2021
Telefónica Group
Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450
Profit for the year						1,582					1,582	375	1,957
Other comprehensive income (loss) for the year						23	(153)	144	(81)	(5,801)	(5,868)	(1,437)	(7,305)
Total comprehensive income (loss) for the year						1,605	(153)	144	(81)	(5,801)	(4,286)	(1,062)	(5,348)
Dividends and distribution of profit (Note 17)	334	—	—	—	—	(1,048)				—	(714)	(516)	(1,230)
Net movement in treasury shares	—	—	(195)	—	—	(29)				—	(224)	—	(224)
Acquisitions and disposals of non-controlling interests and business combinations (Note 17)	—	—	485	—	—	(223)				—	262	318	580
Undated deeply subordinated securities (Note 17)	—	—	—	(693)	—	(335)				73	(955)	(42)	(997)
Other movements	—	—	—	—	—	34				—	34	(5)	29
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260

Financial position at December 31, 2018	5,192	4,538	(686)	7,496	1,038	20,291	(369)	560	44	(20,157)	17,947	9,033	26,980
Adjustment on initial application of new reporting (Note 17)						11					11	5	16
Financial position at January 1, 2019	5,192	4,538	(686)	7,496	1,038	20,302	(369)	560	44	(20,157)	17,958	9,038	26,996
Profit for the year						1,142					1,142	522	1,664
Other comprehensive income (loss) for the year						(35)	(75)	(57)	(20)	(95)	(282)	(87)	(369)
Total comprehensive income (loss) for the year						1,107	(75)	(57)	(20)	(95)	860	435	1,295
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(2,046)				—	(2,046)	(710)	(2,756)
Net movement in treasury shares	—	—	(80)	—	—	(5)				—	(85)	—	(85)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	(89)				—	(89)	(418)	(507)
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	—	—	—	747	—	(256)				—	491	(12)	479
Other movements	—	—	—	—	—	29				—	29	(1)	28
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Consolidated Annual Report 2021	Telefónica, S. A.	7

Consolidated Financial Statements 2021
Telefónica Group
Consolidated statements of cash flows for the years ended December 31

Millions of euros	Notes	2021	2020	2019
Cash received from operations	(Note 28)	46,415	51,353	57,699
Cash paid from operations	(Note 28)	(34,379)	(36,477)	(41,224)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(1,309)	(1,171)	(1,725)
Taxes (paid)/proceeds	(Note 28)	(459)	(509)	272
Net cash flow provided by operating activities	(Note 28)	10,268	13,196	15,022
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 28)	(6,164)	(7,020)	(7,659)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	13,369	81	1,723
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(414)	(79)	(12)
Proceeds on financial investments not included under cash equivalents	(Note 28)	2,163	2,308	1,835
Payments on financial investments not included under cash equivalents	(Note 28)	(1,474)	(3,297)	(1,132)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		(1,584)	217	(396)
Net cash flow used in investing activities	(Note 28)	5,896	(7,790)	(5,641)
Dividends paid	(Note 28)	(3,630)	(1,296)	(2,742)
Proceeds from share capital increase	(Note 28)	—	323	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(604)	(223)	(504)
Operations with other equity holders	(Note 28)	(354)	(1,020)	390
Proceeds on issue of debentures and bonds and other debts	(Note 28)	561	4,011	4,186
Proceeds on loans, borrowings and promissory notes	(Note 28)	3,085	4,516	1,702
Repayments of debentures and bonds and other debts	(Note 28)	(5,847)	(6,728)	(3,653)
Repayments of loans, borrowings and promissory notes	(Note 28)	(4,146)	(2,852)	(6,356)
Lease principal payments	(Note 20)	(1,782)	(1,787)	(1,518)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(273)	(382)	(526)
Net cash used in financing activities	(Note 28)	(12,990)	(5,438)	(9,021)
Effect of changes in exchange rates		(179)	(402)	7
Cash reclassified to assets held for sale	(Note 30)	(7)	(4)	(14)
Effect of changes in consolidation methods and others		(12)	—	(3)
Net increase (decrease) in cash and cash equivalents during the year		2,976	(438)	350
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	(Note 16)	5,604	6,042	5,692
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 16)	8,580	5,604	6,042
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT THE BEGINNING OF THE PERIOD	(Note 16)	5,604	6,042	5,692
Cash on hand and at banks		4,600	5,209	4,886
Other cash equivalents		1,004	833	806
BALANCE AT THE END OF THE PERIOD	(Note 16)	8,580	5,604	6,042
Cash on hand and at banks		7,353	4,600	5,209
Other cash equivalents		1,227	1,004	833
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Consolidated Annual Report 2021	Telefónica, S. A.	8

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2021

Consolidated Annual Report 2021	Telefónica, S. A.	9

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain fixed and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.
The accompanying consolidated financial statements for the year ended December 31, 2021 were approved by the Company’s Board of Directors at its meeting on February 23, 2022 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Consolidated Annual Report 2021	Telefónica, S. A.	10

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements give a true and fair view of the consolidated equity and financial position at December 31, 2021, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in million euros, unless indicated otherwise, and may therefore be rounded.
Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.
Materiality criteria
These consolidated financial statements do not include certain information or disclosures that, not having to be presented due to their qualitative significance, were deemed to be immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group’s consolidated financial statements, taken as a whole, are concerned.
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2021 include the figures for 2020, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2019.
The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2021 and 2020 (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.
Exchange rates evolution

Variation of average exchange rate
	2020 vs 2019	2021 vs 2020
Brazilian real	(24.1%)	(8.8%)
Pound sterling	(1.3%)	3.4%
New Peruvian sol	(6.1%)	(13.2%)
Chilean peso	(12.9%)	0.6%
Colombian peso	(12.6%)	(5.1%)
Mexican peso	(11.5%)	1.6%

Variation of closing exchange rate
	2020 vs 2019	2021 vs 2020
Brazilian real	(29.0%)	0.9%
Pound sterling	(5.2%)	6.9%
New Peruvian sol	(16.2%)	(1.6%)
Chilean peso	(3.6%)	(8.8%)
Colombian peso	(12.6%)	(6.6%)
Mexican peso	(13.3%)	5.4%
The currency depreciation in 2020, affected by the COVID-19 crisis, had a negative impact in Equity attributable to equity holders of the parent amounting to 5,801 million euros (see Note 17.f).
Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK

On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction was carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd.
This move is fully aligned with the Telefonica strategy to focus on improving market positioning in its core markets. It will enable Telefónica to reinforce its presence and continuity in this market through the creation of an integrated communications provider in the United

Consolidated Annual Report 2021	Telefónica, S. A.	11

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Kingdom that will offer their customers a convergent value proposition. Accordingly, VMED O2 UK is considered a reportable segment, as Telefónica United Kingdom was until June 1, 2021, while VMED O2 UK is a joint venture and as such it is registered by the equity method (see notes 4 and 10).
In accordance with IFRS 5, at December 31, 2020 the companies included in the transaction were classified as a disposal group held for sale (see Note 30). The non-current assets of Telefónica United Kingdom ceased to be amortized for accounting purposes from the date they started being classified as non-current assets held for sale in May 2020 (see Note 4).
The constitution of the joint venture resulted in a contribution of 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day) for Telefonica, of which 2,622 million pounds correspond to the cash payment to Telefónica to equalise ownership in the joint venture (including the post-completion adjustment, see Note 29.c) and 2,754 million pounds correspond to proceeds from recapitalisation.
As a consequence of this transaction, the Group recognized a gain amounting to 4,460 million euros in “Other income” (see Note 26), as follows:

Millions of euros
Cash received	6,234
Fair value of 50% of VMED O2 UK (Note 10)	12,012
Less: carrying amount of Telefonica United Kingdom at June 1, 2021	(10,937)
Liabilities assumed and other costs (see Note 29.c)	(441)
Result before reclassification of translation differences and gains on hedges	6,868
Reclassification of translation differences included in equity	(3,135)
Reclassification of gains on hedges included in equity	727
Result of the transaction: gain	4,460
In addition, the accumulated actuarial losses of Telefonica United Kingdom amounting to 392 million euros were reclassified to retained earnings, with no effect in net equity.
Telefonica United Kingdom, which was fully consolidated within the Group, is excluded from the scope of consolidation from June 1, 2021 (Note 4). From that date, VMED O2 UK Ltd is registered under the equity method (see notes 4 and 10).
Agreement between Telxius Telecom and American Tower Corporation for the sale of its telecommunications towers divisions in Europe and Latin America
On January 13, 2021 Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea), signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).
The agreement established the sale of a number of approximately 30,722 telecommunication tower sites and comprises two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business), setting the respective closings after the corresponding regulatory authorizations.
The agreement included the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, including the towers acquired in the first phase on September 1, 2020 and the towers acquired in the second phase in August 2021.
In accordance with IFRS 5, the companies of the Telxius Group included in the transaction were recognized as a disposal group held for sale in the consolidated statement of financial position at December 31, 2020 (see Note 30) and the non-current assets ceased to be amortized and depreciated for accounting purposes from that date.
On June 1, 2021, once the relevant regulatory approvals had been obtained in Spain and Germany, the closing of the sale of the telecommunication towers division located in Europe was carried out, for a total selling price of 6,346 million euros.
On June 3, 2021, the closing of the sale of the telecommunication towers division located in Latin America was carried out, for a selling price of 887000000 million euros.
On August 2, 2021, the closing of the sale to ATC of 4,080 sites that Telxius undertook to acquire from Telefónica Germany GmbH & Co. OHG, under the second phase of the agreement reached between both parties on June 8, 2020 was carried out, which stated a total purchase price of 632 million euros. With the closing of this transaction, together with the sales of the telecommunications towers divisions in Europe and Latin America carried out in June, the sale process agreed between Telxius and ATC was finalized.
These transactions have generated a gain of 6,099 million euros registered in "Other income" (see Note 26), with the following breakdown:

Consolidated Annual Report 2021	Telefónica, S. A.	12

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros
Selling price	7,865
Less: carrying amount of net assets and transaction costs	1,729
Result before reclassification of translation differences	6,136
Translation differences	(37)
Result of the transaction: gain	6,099
Income tax	(162)
Result attributable to non-controlling shareholders	(2,246)
Result attributable to equity holders of the parent	3,691
After the closing of these transactions, the companies of the Europe and Latin América towers divisions were excluded from the consolidation perimeter. The Telefónica Group operators maintained the leases agreements of the towers signed with the companies, sold subsidiaries of Telxius. Consequently, as of the closing date of the transactions, rights of use and lease liabilities were recorded in the consolidated statement of financial position, amounting to 2,633 million euros (see Note 9) and 2,775 million euros (see Note 20), respectively.
The heading "Tax receivables" of the consolidated statement of financial position at December 31, 2021 includes a credit of Telxius Telecom in the amount of 875 million euros generated by the advance corporation tax paid in application of the "minimum instalment payment regime" (see Note 25).
Sale by Telefónica Chile, S.A. of 60% of the shares of InfraCo, SpA
On February 22, 2021, Telefónica Chile, S.A. entered into a stock purchase agreement with KKR Alameda Aggregator L.P. (a vehicle controlled by funds managed or advised by KKR affiliated entities) for the sale of 60% of the shares of InfraCo, SpA ("InfraCo").
As part of the transaction, Telefónica Chile sold approximately two million homes passed with fiber to InfraCo. Additionally, Telefónica Chile and InfraCo entered into certain agreements for the provision of various services, including an agreement to provide wholesale connectivity services to Telefónica Chile on InfraCo’s fiber network.
After obtaining the corresponding authorizations, the transaction was closed on July 1, 2021. This transaction generated a gain of 274 million euros registered in "Other income" (see Note 26).
Sale of Telefónica de Costa Rica
On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A.
On August 9, 2021, after the satisfaction of the closing conditions and obtaining the relevant regulatory approvals, the entire share capital of Telefónica de Costa Rica TC, S.A. was transferred to Liberty Latin America Ltd. for an amount of 538 million dollars, approximately 457 million euro. This transaction generated a gain of 136 million euros registered in "Other income" (see Note 26).
Acquisition of Cancom
On July 29, 2021, Telefónica Cybersecurity & Cloud Tech, S.L. ("Telefónica Tech") reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom Ltd (see Note 5).
The amount of the transaction (enterprise value) is 340 million sterling pounds (approximately 398 million euros).
Individual Suspension Plan
On December 28, 2021, Telefónica Spain signed a Social Pact for Employment supported by the largest trade unions. Said Pact includes the Company’s differential commitments and is based on the following six lines of work: equality and diversity; new ways of working, flexibility and productivity; incorporation and retention of talent; reskilling and professional development; functional and geographical mobility; and a plan for the voluntary individual suspension of the employment relationship (the Individual Suspension Plan).
The target audience of the Individual Suspension Plan are the employees turning 55 years or older in 2022 and with a seniority of more than 20 years. Maximum percentages of adhesion differ according to the areas.
The present value of the estimated payment flows resulting from the Plan resulted in expenses amounting to 1,382 million euros before taxes in 2021 (see Note 24), reflected in "Personnel expenses" to the Consolidated Financial Statements).
Impairment of goodwill of Telefónica Argentina and Telefónica del Perú
An impairment of the total goodwill assigned to Telefónica Argentina was registered in 2020, amounting to 519 million euros (see Note 7), as well as an impairment of intangible assets amounting to 106 million euros (see Note 6) and an impairment of property, plant and equipment of this cash generating unit amounting to 269 million euros (see Note 8). Due to the impairment record of these assets, the deferred tax liabilities associated with the non-deductibility of the inflation adjustment in Argentina, were partially reversed, amounting to 94 million euros (see Note 25).

Consolidated Annual Report 2021	Telefónica, S. A.	13

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
In 2021 an impairment loss was recognized on the goodwill allocated to Telefónica Perú, amounting to 393 million euros (see Note 7).
Alternative measures not defined in IFRS
In addition to the measures expressly defined in the IFRS, the Group also uses a series of other measures for decision-making because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other stakeholders in the telecommunications industry. However, it is not a measure expressly defined in the IFRS and therefore it may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues. After the implementation of IFRS 16 Leases in 2019, most of the lease expenses that affected OIBDA until 2018 affect instead depreciation and amortization and net financial expenses, resulting in higher reported OIBDA under IFRS 16, which is therefore not directly comparable with OIBDA for the years before 2019.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2021, 2020 and 2019:

Millions of euros	2021	2020	2019
OIBDA	21,983	13,498	15,119
Depreciation and amortization	(8,397)	(9,359)	(10,582)
Operating income	13,586	4,139	4,537
The OIBDA of "Other companies" for 2021 includes the gains on the sale of the towers divisions of Telxius, amounting to 6,099 million euros and from the establishment of VMED O2 UK Ltd, amounting to 4,460 million euros (see Note 4).
The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2021, 2020 and 2019 (see Note 4):

2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
OIBDA	3,377	919	2,424	3,138	1,718	10,648	(241)	21,983
Depreciation and amortization	(2,153)	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income	1,224	919	30	1,220	(155)	10,292	56	13,586

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
OIBDA	5,046	2,064	2,309	3,188	990	359	(458)	13,498
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(468)	315	(9,359)
Operating income	2,862	1,675	(85)	1,223	(1,284)	(109)	(143)	4,139

Consolidated Annual Report 2021	Telefónica, S. A.	14

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
OIBDA	3,719	2,114	2,326	4,262	2,033	1,044	(379)	15,119
Depreciation and amortization	(2,013)	(1,204)	(2,463)	(2,516)	(2,268)	(385)	267	(10,582)
Operating income	1,706	910	(137)	1,746	(235)	659	(112)	4,537
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The Group management also uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Millions of euros	2021	2020	2019
Operating income	13,586	4,139	4,537
Depreciation and amortization	(8,397)	(9,359)	(10,582)
OIBDA	21,983	13,498	15,119
Capital expenditures in intangible assets (Note 6)	(2,981)	(1,266)	(2,733)
Capital expenditures in property, plant and equipment (Note 8)	(4,286)	(4,595)	(6,051)
CapEx	(7,267)	(5,861)	(8,784)
OIBDA-CapEx	14,716	7,637	6,335
Spectrum acquisitions (Note 6)	1,704	126	1,501
OIBDA-CapEx excluding spectrum acquisitions	16,420	7,763	7,836
Debt indicators
As calculated by us, net financial debt includes:
(A) adding the following liabilities:
i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. Other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component), and
iii. Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale".
(B) subtracting the following amounts from the resulting amount of the preceding step:
i. "Cash and cash equivalents",
ii. "Other current financial assets" (which include short-term derivatives),
iii. Cash and other current financial assets included in "Non-current assets and disposal groups held for sale",
iv. The positive mark-to-market value of derivatives with a maturity beyond one year,

Consolidated Annual Report 2021	Telefónica, S. A.	15

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position), and
vi. Mark-to-market adjustment by cash flow hedging activities related to debt.
With respect to step (B)(v), "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
We calculate net financial debt plus leases by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2021 and 2020 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Consolidated Annual Report 2021	Telefónica, S. A.	16

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros	12/31/2021	12/31/2020
Non-current financial liabilities	35,290	42,297
Current financial liabilities	7,005	8,123
Gross financial debt	42,295	50,420
Cash and cash equivalents	(8,580)	(5,604)
Other current financial assets	(3,823)	(2,489)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (Note 30)	(7)	(958)
Positive mark-to-market value of long-term derivative instruments (Note 12)	(2,772)	(3,666)
Other liabilities included in "Payables and other non- current liabilities"	933	304
Other liabilities included in "Payables and other current liabilities"	455	60
Other assets included in "Financial assets and other non-current assets"	(1,808)	(1,471)
Other assets included in "Receivables and other current assets"	(468)	(320)
Other current assets included in "Tax receivables" (Note 25)	(250)	—
Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale" (Note 30)	35	—
Mark-to-market adjustment by cash flow hedging activities related to debt	22	(1,048)
Net financial debt	26,032	35,228
Lease liabilities	8,080	6,469
Net financial debt plus leases	34,112	41,697
Gross commitments related to employee benefits	6,337	5,841
Value of associated long-term assets	(94)	(122)
Tax benefits	(1,626)	(1,513)
Net commitments related to employee benefits	4,617	4,206
Net financial debt plus commitments	30,649	39,434
Net financial debt plus leases plus commitments (*)	38,729	45,903
(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 30).
Free Cash Flow
The Group’s free cash flow is calculated starting from "Net cash flow provided by operating activities" as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants, deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to pay for commitments related to employee benefits (included in the Net cash flow provided by operating activities) is added back since it represents the payments of principal of the debt incurred with those employees.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various cash flows presented in the consolidated statements of cash flows.

Consolidated Annual Report 2021	Telefónica, S. A.	17

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2021, 2020 and 2019:

Millions of euros	2021	2020	2019
Net cash flow provided by operating activities	10,268	13,196	15,022
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 28)	(6,164)	(7,020)	(7,659)
Dividends paid to non-controlling interests (Note 28)	(410)	(471)	(686)
Payments for commitments related to employee benefits (Note 28)	844	963	840
Payments of financed spectrum without explicit interest (Notes 21 and 28)	(108)	(87)	(87)
Free Cash Flow excluding lease principal payments	4,430	6,581	7,430
Lease principal payments (Notes 20 and 28)	(1,782)	(1,787)	(1,518)
Free Cash Flow	2,648	4,794	5,912

Consolidated Annual Report 2021	Telefónica, S. A.	18

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 3. Accounting policies
As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs - EU).
Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.
a) Hyperinflationary economies
Venezuela has been considered a hyperinflationary economy since 2009. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of the situation in the country, the Group maintains as a policy for the purposes of the consolidated financial statements the estimation of an exchange rate, known as synthetic exchange rate, that matches the progression of inflation and reflects the economic and financial position of the Group’s Venezuelan operations in a more accurate way.
The synthetic exchange rate is calculated considering the inflation rates that are published. On an annual basis, these rates are 686.4%, 2,959.8% and 9,585.5% for 2021, 2020 and 2019, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items in the consolidated financial statements is the synthetic exchange rate as of the closing date of each reporting period, amounting to 16.47 digital bolivars per U.S. dollar, 2,094,405 bolivars per U.S. dollar and 68,448 bolivars per U.S. dollar as of December 31, 2021, 2020 and 2019, respectively. In turn, the official reference exchange rate at December 31, 2021 was 4,597 VED/USD (1,107,199 VES/USD and 46621 VES/USD at December 31, 2020 and 2019, respectively).
The use of a synthetic exchange rate versus the official reference exchange rate does not have a significant impact given the contribution of Telefónica Venezolana to the consolidated financial position and to the Group's results and cash flows for the year.
In 2018 Argentina became a hyperinflationary economy (see Note 2). In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación
Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 202, 2020 and 2019 is 582.5%, 385.9% and 283.4%, respectively, while on an annual basis the index for 2021 is 51% (36% and 30% in 2020 and 2019, respectively).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2021 financial statements is the closing exchange rate as of December 31, 2021 which was 116.37 Argentine pesos per euro (103.23 and 67.26 Argentine pesos per euro at December 31, 2020 and 2019, respectively).
The Group includes in a single line item ("Translation Differences") all the equity effects derived from hyperinflation. This is as follows: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period.
b) Translation methodology
The income statements and statements of cash flows of the Telefónica Group’s foreign subsidiaries (except Venezuela and Argentina) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.
c) Goodwill
After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually at the least, or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

Consolidated Annual Report 2021	Telefónica, S. A.	19

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
d) Intangible assets
Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis according to the following:
•Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.
•The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 5 and 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).
•Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.
e) Property, plant and equipment
Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.
Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept Own work capitalized of the line item Other income.
Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.
The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10
f) Impairment of non-current assets
Non-current assets, including goodwill, intangible assets and investments in associates and joint ventures, are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.
g) Lease agreements
The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.
At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognizes a right of use asset that represents the right to use the underlying asset over the term of the lease, and a lease liability for the present value of the lease payments payable over the lease term – discounted using the incremental borrowing rate at the start date of the lease.
Rights of use assets are measured at cost, less accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of rights of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over

Consolidated Annual Report 2021	Telefónica, S. A.	20

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
the shorter of the estimated useful life of the underlying asset and the lease term.
Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. Similarly, the measurement of the lease liability includes the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option, and payments of penalties for early termination, if the lease term reflects the lessee exercising such cancellation option. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for the payments made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurement is generally recognized against an adjustment to the right-of-use asset.
The Group uses the "low value" asset lease recognition exemption for office equipment and the short-term lease recognition exemption for all leases with a term of 12 months or less. Therefore, lease payments in such cases are recognized as an expense on a straight-line basis over the lease term.
The Group recognizes non-lease components separately from lease components for those classes of assets in which non-lease components are significant with respect to the total value of the arrangement.
The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. Notably, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).
Where the Group acts as a lessor, leases are classified between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.
h) Investment in associates and joint arrangements
The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.
The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.
Upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. Any difference between the carrying amount of the business contributed and the fair value of the retained investment and the consideration received from disposal is recognized in full in profit or loss.
i) Financial assets and liabilities
Financial Assets
All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
The Group applies an impairment model for financial assets based on expected credit losses, using a simplified method for certain short- and long-term assets (commercial receivables, lease receivables and contractual assets).
Under this simplified approach, credit impairment is recognized by reference to expected credit losses over the life of the asset. For this purpose the Group uses matrices based on historical bad debt experience by geographical area on a portfolio segmented by customer category according to credit pattern. The matrix for each category has a defined time horizon divided into intervals in accordance with the collection management policy and is fed with historical data that covers at least 24 collection cycles. This data is updated on a regular basis. Based on the information observable at each close, the Group assesses the need to adjust the rates resulting from these matrices, considering current conditions and future economic forecasts.
Derivative financial instruments and hedge accounting
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

Consolidated Annual Report 2021	Telefónica, S. A.	21

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.
Changes in the fair value of derivatives that qualify and have been designated as cash flow hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes recognized in equity arising from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.
When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.
j) Inventories
Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.
Inventories include audio-visual rights which will generally be consumed in a period of less than twelve months, and advanced payments to suppliers for future rights, as well as own content whose production cycle will in no case exceed thirty-six months.
The cost of film, documentary, short film and series rights acquired from third parties is charged to the income statement on a straight-line basis from the time of first broadcasting or release until the completion of the rights.
Broadcasting rights to football and motor sports events, including their inherent production costs, are charged to the income statement on a straight-line basis over twelve months from the start of the season, while rights to other premium sports are charged over the period of the competition. All other sports rights are recognized in the income statement upon first broadcast.
In-house produced programs and series and program titles are charged at the time of their broadcast or up to thirty-six months from the date of release, depending on their nature and broadcasting strategy. The cost of in-house productions that the Group expects to recover through sale to third parties is recognized as an intangible asset.
The cost of broadcasting rights that have expired or whose recovery value is estimated to be lower than the acquisition cost is recognized directly as an expense.
k) Pensions and other employee obligations
Provisions required to cover the accrued liability for defined benefit pension plans are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.
Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.
l) Revenues and expenses
The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.
Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both fixed and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates deferred revenues presented in Contractual liabilities on the statement of financial position.
Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.
Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to the income statement as they are consumed.
Interconnection revenues from fixed-wireless and wireless-fixed calls and other customer services are recognized in the period in which the calls are made.

Consolidated Annual Report 2021	Telefónica, S. A.	22

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.
For bundled packages that include multiple elements sold in the fixed, wireless, Internet and television businesses it is determined whether it is necessary to identify the separate performance obligations and apply the corresponding revenue recognition policy to each one. Total package revenues are allocated among the identified performance obligations based on their respective standalone selling prices.
As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable performance obligations in these types of packages, any consideration received from the customer for these items is allocated to the remaining elements.
When the customer has a right of return, the agreed consideration is considered variable. The Group estimates the amount of variable consideration to which it is entitled using the expected value method (probability-weighted possible amounts), considering all historical, current and forecast information that is reasonably available, and only to the extent that it determines that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Expenses relating to customer contracts (mainly, commissions payable to dealers for customer acquisitions) are recognized as an asset to the extent that they are incremental and are expected to be recovered. Subsequently, these costs are amortized over the same term as the revenues associated with such contract are recognized, unless the expected amortization period is one year or less, in which case they are expensed as incurred.
m) Non-current assets held for sale
The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented separately in the statement of financial position as “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale”. Once classified as held for sale property, plant and equipment and intangible assets (including right-of-use assets) are no longer depreciated or amortized.
The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable: management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. In addition, the asset or disposal group is available for immediate sale in its present condition (subject only to terms that are usual and customary for such transactions) and the sale is expected to be completed within one year from the date of the classification.
n) Use of estimates
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.
A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analysis are disclosed for the most relevant situations (see Notes 7 and 24).
Non-current assets and goodwill
The accounting treatment of investments in non-current assets such as property, plant and equipment, intangible assets and interests in associates and joint ventures, entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.
Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.
Also, upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. The fair value assigned to the retained investment is determined on the basis of its business plan, including significant judgments when considering significant assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment.
The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.
The Telefónica Group evaluates its cash-generating units’ performance on a regular basis to identify potential impairments of goodwill and other non-current assets.

Consolidated Annual Report 2021	Telefónica, S. A.	23

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Determining the recoverable amount of the cash-generating units also entails the use of assumptions and estimates and requires a significant element of judgment.
Deferred income taxes
The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.
The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation, the outcome of underway tax proceedings or unforeseen future transactions that could affect tax balances.
Provisions
Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the advice of external experts, such as legal advisors or consultants.
Should we be unable to reliably measure the obligation, no provision would be recorded and information would then be presented in the notes to the Consolidated Financial Statements.
Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.
Revenue recognition
Bundled offers
Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenues are allocated among the identified elements based on their respective standalone selling prices.
Determining standalone selling prices for each identified element requires estimates that are complex due to the nature of the business.
A change in estimates of standalone selling prices could affect the apportionment of revenue among the elements and, as a result, the timing of recognition of revenues.
Leases
Accounting for rights and obligations as a lessee under a lease contract requires the use of estimations to determine the lease term in contracts that include extension options or early termination options.
Determining the lease term involves making estimates over the time horizon of the Group's strategic planning process with respect to relevant factors such as expected technological progress, possible regulatory developments, market and competition trends or changes in the business model. The assumptions regarding these variables involve a significant degree of judgment to the extent that the timing and nature of future changes are difficult to anticipate.
Due to the uncertainties inherent to these estimates, changes in the assumptions made in respect of uncertain matters when determining the lease term of a lease contract may have an impact on the amounts of the right of use assets and lease liabilities recognized on the basis of the estimates made by the Group.
o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2021 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2020, with the exception of the following new standards and amendments to existing standards issued by the IASB, adopted by the European Union for application in Europe, which are mandatory for annual periods beginning on or after January 1, 2021:
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform - Phase 2
The amendments provide practical expedients which address the financial reporting effects when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks.
The main temporary reliefs are as follows:

Consolidated Annual Report 2021	Telefónica, S. A.	24

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
•Changes to contractual cash flows: an entity will not have to derecognise or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate.
•Hedge accounting: if a hedge meets other hedge accounting criteria, an entity will not have to discontinue its hedge accounting solely because it makes changes that are required by the reform.
In preparing the consolidated financial statements, the Group uses these practical expedients to the extent that they are applicable, as the process to replace the different benchmark rates it is exposed to progresses. In addition to this, the Group has considered the disclosure requirements about new risks arising from the reform and how it manages the transition to alternative benchmark rates in the preparation of the annual consolidated financial statements.
Amendments to IFRS 16: Covid19-related Rent Concessions beyond 30 June 2021
The amendments extend for an additional year the relief provided to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions (such as rent holidays or rent reductions for a period of time) arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification and therefore account for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after April 1, 2021, with earlier application permitted. In accordance with EU regulations, companies shall apply the amendment, at the latest, as from April 1, 2021 for financial years starting on or after January 1, 2021. This amendment had no impact on the consolidated financial statements of the Group.

Consolidated Annual Report 2021	Telefónica, S. A.	25

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
New standards and amendments to standards issued but not effected as of December 31, 2021.
At the date of preparation of the consolidated financial statements, the following IFRS and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 37	Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Annual Improvements 2018-2020 Cycle		January 1, 2022
Amendments to IAS 16	Proceeds before Intended Use	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2022
IFRS 17	Insurance Contracts	January 1, 2023
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction	January 1, 2023
Based on the assessment made to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

Consolidated Annual Report 2021	Telefónica, S. A.	26

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 4. Segment information
During 2021, the Telefónica Group changed its reporting segments as follows:
(i) On June 1, 2021, upon the establishment of the 50:50 JV with Liberty Global (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMED O2 UK segment (see notes 2 and 10). The 2021 results include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of VMED O2 UK from June 1 to December 31 (see Note 10). The gain registered on the establishment of the JV, amounting to 4,460 million euros (see notes 2 and 26), are recorded in "Other companies".
(ii) The Telxius Group ceased to be a reporting segment as a result of the sale of the telecommunications towers divisions in Europe and Latin America to American Tower Corporation (see Note 2). The Telxius Group’s results are currently included in "Other companies". As a consequence, the comparative results of "Other companies" and "Eliminations" for 2020 and 2019 and the corresponding comparative segmentation of assets and liabilities as of December 31, 2020 were restated. These changes have had no impact on the consolidated results of the Group. The gain obtained for the sale of the telecommunications towers divisions, amounting to 6,099 million euros (see notes 2 and 26), is recorded in "Other companies".
As a result of these changes, the Telefónica Group’s current five reporting segments are as follows: Telefónica Spain, VMED O2 UK, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
The impairment losses on goodwill and other non-current assets of Telefónica Argentina, recorded in 2019 and 2020 (see Notes 6, 7 and 8), and the impairment loss on goodwill of Telefónica del Perú (see Note 7) are included in the Telefónica Hispam segment.
The segments referred to above include the information related to the fixed, wireless, cable, data, internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-
sectional services to Group companies and other operations not included in the segments. The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies (see Note 19, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed through operating income.
The "Eliminations" of the Group at OIBDA level mainly reflect the leases of Telxius Group (in 2021, up to the date of sale of these companies) to other Telefónica Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at operating income level.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

Consolidated Annual Report 2021	Telefónica, S. A.	27

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use regarding the Group’s operating segments:

2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom	VMED O2 UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,417	2,628	—	7,765	6,910	8,362	3,059	(1,864)	39,277
External revenues	12,156	2,609	—	7,738	6,897	8,258	1,628	(9)	39,277
Intersegment revenues	261	19	—	27	13	104	1,431	(1,855)	—
Other operating income and expenses(1)	(9,040)	(1,709)	—	(5,341)	(3,772)	(6,644)	7,589	1,623	(17,294)
OIBDA	3,377	919	—	2,424	3,138	1,718	10,648	(241)	21,983
Depreciation and amortization	(2,153)	—	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income	1,224	919	—	30	1,220	(155)	10,292	56	13,586
Share of (loss) income of investments accounted for by the equity method	(2)	—	(103)	—	—	(6)	(16)	—	(127)
CapEx	1,815	933	—	1,284	2,069	978	206	(18)	7,267
Acquisitions of rights of use(2)	482	389	—	833	489	387	113	(254)	2,439
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.
(2) Additionally, rights of use in the amount of 2,633 million euros have been recorded in 2021 following the sale of the tower division of Telxius (see Note 9).

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,401	6,708	7,532	7,422	7,922	2,647	(1,556)	43,076
External revenues	12,118	6,666	7,500	7,406	7,786	1,610	(10)	43,076
Intersegment revenues	283	42	32	16	136	1,037	(1,546)	—
Other operating income and expenses(1)	(7,355)	(4,644)	(5,223)	(4,234)	(6,932)	(2,288)	1,098	(29,578)
OIBDA	5,046	2,064	2,309	3,188	990	359	(458)	13,498
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(468)	315	(9,359)
Operating income	2,862	1,675	(85)	1,223	(1,284)	(109)	(143)	4,139
Share of (loss) income of investments accounted for by the equity method	(4)	—	—	—	—	6	—	2
CapEx	1,408	913	1,094	1,372	833	454	(213)	5,861
Acquisitions of rights of use	138	116	1,159	768	364	378	(909)	2,014
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

Consolidated Annual Report 2021	Telefónica, S. A.	28

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,850	7,109	7,399	10,035	9,650	2,924	(1,545)	48,422
External revenues	12,528	7,068	7,364	10,018	9,504	1,940	—	48,422
Intersegment revenues	322	41	35	17	146	984	(1,545)	—
Other operating income and expenses(1)	(9,131)	(4,995)	(5,073)	(5,773)	(7,617)	(1,880)	1,166	(33,303)
OIBDA	3,719	2,114	2,326	4,262	2,033	1,044	(379)	15,119
Depreciation and amortization	(2,013)	(1,204)	(2,463)	(2,516)	(2,268)	(385)	267	(10,582)
Operating income	1,706	910	(137)	1,746	(235)	659	(112)	4,537
Share of (loss) income of investments accounted for by the equity method	—	—	—	—	(1)	14	—	13
CapEx	1,667	914	2,469	2,005	1,485	427	(183)	8,784
Acquisitions of rights of use	127	157	230	409	367	125	(123)	1,292
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.
The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK Ltd since its constitution on June 1, 2021 (see Note 2) until December 31, 2021. VMED O2 UK Ltd is a joint venture 0.50 owned by Telefónica and Liberty Global and is recorded under the equity method (see Note 10). The tables below show the information of the joint venture at 100%.

June 1 to December 31, 2021
Million euros	VMED O2 UK
Revenues	7,223
Other operating income and expenses	(4,773)
OIBDA	2,450
Depreciation and amortization	(2,395)
Operating income	55
Capital expenditures (CapEx)	1,508
Acquisitions of rights of use	75

Consolidated Annual Report 2021	Telefónica, S. A.	29

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The following table presents main assets and liabilities by segment:

2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom	VMED O2 UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,499	—	—	12,124	15,056	7,637	1,667	(14)	50,969
Rights of use	1,433	—	—	3,349	1,701	1,064	99	(67)	7,579
Investments accounted for by the equity method	263	—	12,129	—	—	128	253	—	12,773
Financial assets and other non-currents assets	549	—	—	883	888	1,001	7,428	(3,402)	7,347
Deferred tax assets	2,345	—	—	433	454	713	1,671	—	5,616
Other current financial assets	40	—	—	70	56	838	8,379	(5,548)	3,835
Non-current assets and disposal groups held for sale	—	—	—	—	—	102	256	—	358
Total allocated assets	24,971	—	12,129	19,953	21,461	15,628	29,544	(14,473)	109,213
Non-current financial liabilities	2,140	—	—	1,627	11	2,778	31,288	(2,554)	35,290
Non-current lease liabilities	1,082	—	—	2,781	1,317	1,192	55	(36)	6,391
Deferred tax liabilities	119	—	—	291	1,040	594	558	—	2,602
Current financial liabilities	1,019	—	—	89	199	4,620	9,669	(8,591)	7,005
Current lease liabilities	378	—	—	548	460	295	14	(16)	1,679
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	—	134	—	134
Total allocated liabilities	17,042	—	—	10,819	7,600	14,306	45,129	(14,367)	80,529

Consolidated Annual Report 2021	Telefónica, S. A.	30

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,604	—	13,005	14,408	8,692	1,587	5	52,301
Rights of use (1)	1,332	—	2,852	1,677	1,117	135	(2,131)	4,982
Investments accounted for by the equity method	266	—	2	1	58	100	—	427
Financial assets and other non-currents assets	330	—	647	700	773	7,455	(2,635)	7,270
Deferred tax assets	2,212	—	473	248	721	2,762	—	6,416
Other current financial assets	35	—	67	30	90	10,093	(7,820)	2,495
Non-current assets and disposal groups held for sale	—	13,264	—	—	30	2,329	(210)	15,413
Total allocated assets	24,098	13,264	20,266	20,023	14,973	30,030	(17,603)	105,051
Non-current financial liabilities	758	—	1,577	167	6,149	38,068	(4,422)	42,297
Non-current lease liabilities	1,074	—	2,326	1,342	1,095	108	(1,906)	4,039
Deferred tax liabilities	141	—	405	864	481	729	—	2,620
Current financial liabilities	852	—	715	224	1,157	9,846	(4,671)	8,123
Current lease liabilities	291	—	514	297	365	27	(239)	1,255
Liabilities associated with non-current assets and disposal groups held for sale	—	4,897	—	—	—	1,087	(1,193)	4,791
Total allocated liabilities	16,360	4,897	10,903	6,252	12,960	53,028	(17,609)	86,791
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

Consolidated Annual Report 2021	Telefónica, S. A.	31

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The detail of assets and liabilities of VMED O2 UK Ltd as of December 31, 2021 is as follows (amounts corresponding to 100% of the company, see Note 10):

December 2021
Millions of euros	VMED O2 UK
Fixed assets	46,258
Rights of use	1,058
Financial assets and other non-currents assets	1,348
Deferred tax assets	115
Other current financial assets	214
Total assets	52,333
Non-current financial liabilities	19,185
Non-current lease liabilities	885
Deferred tax liabilities	9
Current financial liabilities	2,841
Current lease liabilities	219
Total liabilities	28,198

Consolidated Annual Report 2021	Telefónica, S. A.	32

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2021				2020				2019
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,417				12,401				12,850
United Kingdom	96	2,532	—	2,628	232	6,476	—	6,708	218	6,891	—	7,109
Germany	814	6,942	9	7,765	785	6,730	17	7,532	741	6,647	11	7,399
Brazil	2,300	4,610	—	6,910	2,531	4,891	—	7,422	3,537	6,498	—	10,035
Hispam	2,907	5,444	11	8,362	2,836	5,070	16	7,922	3,435	6,210	5	9,650
Other and inter-segment eliminations			1,195	1,195			1,091	1,091			1,379	1,379
Total Group				39,277				43,076				48,422
Note: In the countries of Telefónica Hispam segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.
Given the convergence reached at Telefónica Spain due to the high penetration of convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, management believes that the revenue breakdown shown below is more meaningful.

Millions of euros
Telefónica Spain	2021	2020	2019
Retailers	9,699	9,906	10,313
Wholesalers, mobile handsets sales and others	2,718	2,495	2,537
Total	12,417	12,401	12,850

Consolidated Annual Report 2021	Telefónica, S. A.	33

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Note 5. Business combinations
Acquisition of Cancom
On July 29, 2021, Telefónica Cybersecurity & Cloud Tech, S.L. reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom Ltd.
Cancom Ltd is a company that provides end-to-end advanced cloud and cybersecurity services in the UK and Ireland complementing the business carried out by Telefónica Tech in the region.
The following table presents the transaction, fair value of assets and liabilities identified at the acquisition moment, and the goodwill generated:

Millions of euros	2021
Enterprise value	398
Adjustments of debt and cash	(127)
Consideration (share purchase price)	271
Intangible assets	108
Customer relationships	107
Other intangible assets	1
Property, plant and equipment	15
Rights of use	8
Other non-current assets	6
Other current assets	45
Deferred tax assets	2
Cash and cash equivalents	19
Deferred tax liabilities	(27)
Other non-current liabilities	(140)
Other current liabilities	(49)
Fair value of net assets	(13)
Goodwill (Note 7)	284
In addition, at the closing of the transaction a payment was made in the amount of 122 million euros to cancel accounts payable of the acquired companies to Cancom Group.
Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.
The contribution of Cancom Ltd to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 4 million euros loss.
There were no significant business combinations in 2020 and 2019.

Consolidated Annual Report 2021	Telefónica, S. A.	34

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 6. Intangible assets
The composition of and movements in net intangible assets in 2021 and 2020 are as follows:

2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2021
Service concession arrangements and licenses	6,573	1,188	(725)	(3)	197	98	—	7,328
Software	2,380	513	(1,226)	(8)	828	6	1	2,494
Customer base	1,238	—	(376)	—	—	2	107	971
Trademarks	512	2	(39)	(210)	—	11	—	276
Other intangible assets	51	17	(22)	—	(3)	(1)	—	42
Intangible assets in process	734	690	—	(8)	(807)	5	—	614
Total intangible assets	11,488	2,410	(2,388)	(229)	215	121	108	11,725
(1) Total additions of intangible assets in 2021 amounted to 2,981 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

2020
Millions of euros	Balance at 12/31/2019	Additions (1)	Amortization	Disposals	Impairments	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2020
Service concession arrangements and licenses	8,566	32	(1,001)	(33)	(106)	151	(1,036)	6,573
Software	2,980	467	(1,305)	—	(2)	542	(302)	2,380
Customer base	1,666	6	(372)	—	—	(4)	(58)	1,238
Trademarks	640	—	(51)	—	—	(2)	(75)	512
Other intangible assets	52	11	(6)	—	—	(2)	(4)	51
Intangible assets in process	2,130	595	—	—	—	(1,940)	(51)	734
Total intangible assets	16,034	1,111	(2,735)	(33)	(108)	(1,255)	(1,526)	11,488
(1) Total additions of intangible assets in 2020 amounted to 1,266 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

Consolidated Annual Report 2021	Telefónica, S. A.	35

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Additions of spectrum in 2021, including the additions corresponding to "Non-current assets and disposal groups held for sale", amounted to 1,704 million euros (126 million euros in 2020).
The licenses acquired by Telefónica Brazil guarantee the necessary spectrum to provide 5G services and are valid for 20 years. On December 3, 2021, ANATEL signed the terms of authorization for the use of the blocks of radio frequencies assigned. Pursuant to the terms, in addition to the amounts related to radio frequencies to be paid to
ANATEL, the Company will have to make contributions to the Entidade Administradora de Faixa ("EAF" / Band Management Entity) and to the Entidade Administradora da Conectividade de Escolas ("EACE" / School Connectivity Management Entity). The estimated total cost, registered as addition in "service concession arrangements and licenses" in 2021, amounted to 4,459 million Brazilian real (700 million euros at the 2021 average exchange rate), as summarized below:

Millions of euros
Radiofrequency	Band (MHz)	Region	ANATEL (1)	EAF (2)	EACE (3)	Total
3500 MHz	80	National	39	264	—	303
3500 MHz	20	National	8	66	—	74
2300 MHz	50	Southeast (except Sao Paulo)	28	—	—	28
2300 MHz	40	North	5	—	—	5
2300 MHz	40	Sao Paulo	36	—	—	36
2300 MHz	40	Midwest	5	—	—	5
26 Hz	600	National	25	—	224	249
Total			146	330	224	700
(1) Refers to the amounts of radio frequency licenses to be paid to ANATEL in a single installment, in cash, within 30 days from receipt of the notification issued by ANATEL, or in installments, with the maximum number of annual installments equivalent to the term in years of the right to use radio frequencies. The company opted for payment in installments.
(2) Refers to the amounts that Telefónica Brazil will have to contribute to the EAF to reimburse: (i) costs for the migration of reception of free and open television signal; (ii) the costs of vacating the 3,625 MHz to 3,700 MHz band, payments for solutions to the problems of harmful interference in the reception of free and open television signals; (iii) costs for implementing the Integrated Amazon Program; and (iv) the costs for the implementation of the
Private and Sustainable Public Administration Communication Network. The contributions of these resources must occur in 2 installments, as follows: 50% within 10 days of the constitution of the EAF and the other 50% within 120 days after the contribution of the first installment.
(3) Refers to the amounts that the Company will have to contribute to the EACE to reimburse the costs of carrying out connectivity projects in public elementary education schools. The contributions of these resources must occur in 5 installments, as follows: 20% within 30 days of the constitution of the EACE and 4 installments of 20% every 6 months after the contribution of the first installment.

Pursuant to the terms, in addition to the amounts presented in the table above, there are still “obligations to make" or "coverage commitments", where Telefónica Brazil has the obligation to offer voice and data connections and build and install networks and transmission equipment. These commitments are considered executory contracts, of a non-monetary and non-onerous nature and, therefore, will be accounted for as they are implemented.
In 2021 Telefónica Spain acquired one block of 10 MHz in the 3.4 GHz band and 20 MHz of spectrum in the 700 MHz band amounting to 352 million euros.
In 2021 Telefónica Hispam acquired spectrum for 5G in Chile amounting to 131 million euros.
In March 2021 Telefónica United Kingdom acquired 40 MHZ of spectrum in the 3.6 GHz band and 20 MHz in the 700 MHz FDD band, amounting to 515 million euros. The acquisition was accounted under "Non-current assets and disposal groups held for sale" in the statement of financial position (see Note 2).
“Inclusion of companies” in 2021 corresponds to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5).
"Transfers and others" in 2021 includes the reclassification of the intangible assets of Telefónica de El Salvador amounting to 38 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Transfers and others" in 2020 included the reclassification of the intangible assets of Telefónica United Kingdom and the telecommunications towers division of Telxius amounting to 1,513 and 36 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
A reclassification amounting 1,381 million euros between "Intangible assets in process" and "Service concession arrangements and licenses" was made in 2020, corresponding to the majority of the spectrum licenses acquired by Telefonica Germany in 2019.

Consolidated Annual Report 2021	Telefónica, S. A.	36

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
"Impairments" in 2020 corresponding to "Service concession arrangements and licenses" includes an impairment loss of Telefónica Argentina, amounting to 106 million euros (see Note 7).
Appendix VI contains the details of the main concessions and licenses which the Group operates.
The result of the translation to euros of the intangible assets by the companies of the Group in Argentina and
Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".
The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2021 and 2020 are as follows:

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	14,456	(7,007)	(121)	7,328
Software	15,442	(12,938)	(10)	2,494
Customer base	4,888	(3,917)	—	971
Trademarks	901	(625)	—	276
Other intangible assets	910	(868)	—	42
Intangible assets in process	614	—	—	614
Total intangible assets	37,211	(25,355)	(131)	11,725

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	12,950	(6,287)	(90)	6,573
Software	15,375	(12,986)	(9)	2,380
Customer base	5,071	(3,833)	—	1,238
Trademarks	1,720	(1,207)	(1)	512
Other intangible assets	940	(888)	(1)	51
Intangible assets in process	734	—	—	734
Total intangible assets	36,790	(25,201)	(101)	11,488

Consolidated Annual Report 2021	Telefónica, S. A.	37

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 7. Goodwill
Movement in goodwill
The movement in goodwill assigned to each Group segment was as follows:

2021
Millions of euros	Balance at 12/31/2020	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2021
Telefónica Spain	4,299	—	(8)	—	—	—	4,291
Telefónica Brazil	6,258	—	(36)	—	—	56	6,278
Telefónica Germany	4,558	—	(172)	—	—	—	4,386
Telefónica Hispam	1,778	—	(137)	(393)	(13)	(69)	1,166
Others	151	297	—	(23)	(37)	10	398
Total	17,044	297	(353)	(416)	(50)	(3)	16,519

2020
Millions of euros	Balance at 12/31/2019	Additions	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2020
Telefónica Spain	4,299	—	—	—	—	4,299
Telefónica Brazil	8,814	—	—	—	(2,556)	6,258
Telefónica Germany	4,819	—	—	(261)	—	4,558
Telefónica United Kingdom	4,847	—	—	(4,750)	(97)	—
Telefónica Hispam	2,530	—	(519)	—	(233)	1,778
Others	94	5	—	61	(9)	151
Total	25,403	5	(519)	(4,950)	(2,895)	17,044
Additions in 2021 includes the goodwill related to the acquisition of Cancom amounting to 284 million euros (see Note 5).
In 2021 an impairment loss was recognized on the goodwill allocated to Telefónica del Perú, amounting to 393 million euros, with a balancing entry in “Other expenses” (see Note 26). The WACC rate considered is around 10% and the perpetuity growth rate remains stable at 2.4%. The accelerated monetary normalization undertaken to curb rising inflation and political instability are negatively affecting the cost of capital estimate. The political uncertainty resulting from a complicated electoral process and the lack of a sufficient parliamentary majority to ensure governability has negatively affected the country's macroeconomic indicators. The results of Telefónica del Perú for 2021 were affected by the political and economic instability added to a market environment with strong competitive pressure intensified by the pandemic. In this context, on the operational side, the projections of the business plan are immersed in competitive intensity and the gradual execution of initiatives to continue improving efficiency in the medium term.
On June 8, 2020 Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. signed an agreement with Telxius Telecom, S.A. to sell approximately 10,100 sites to Telxius for 1,500 million euros, in two phases: in a first moment approximately 60% of the portfolio and the remaining 40% to be acquired by August of 2021. The first phase was completed on September 1, 2020, when Telxius acquired all the shares of the subsidiary Telefónica Germany Mobilfunk Standortgesellschaft mbH, which owned approximately 6,000 sites. As a result of this transaction, 261 million euros of goodwill originally allocated to Telefónica Germany was allocated to Telxius Group. At December 31, 2020 the goodwill allocated to Telxius Group was classified to "Non-current assets and disposals groups held for sale" of the statement of financial position (see Note 30). In August 2021 the closing of the second phase of the agreement was carried out (see Note 2) and the goodwill assigned amounting to 172 million euros was derecognized.

Consolidated Annual Report 2021	Telefónica, S. A.	38

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Disposals of Telefónica Hispam in 2021 includes 137 million euros following the agreement for the sale of 60% of the shares of InfraCo, SpA by Telefónica Chile (see Note 2).
The amount of Disposals of Telefónica Brazil in 2021 corresponds to the goodwill derecognized following the agreement with Caisse de dépôt et placement du Québec or the construction, deployment and commercialization of a fiber-to-the-home (FTTH) network in Brazil, that was closed in July 2021 (see Note 10).
Following the agreement between Telefónica and Liberty Global plc to combine their businesses in the United Kingdom in May 2020 (see Note 2), the goodwill allocated to Telefonica United Kingdom was reclassified to "Non-current assets and disposals groups held for sale" of the statement of financial position (see Note 30).
In 2020 goodwill decreased by 2,895 million euros due to the depreciation of major currencies against the euro, mainly the Brazilian real (see Note 2).
In 2020 Argentina was among the most affected countries in the world by COVID-19. At the same time, the country remained muddling through an environment of high inflation that, far from being addressed by long-term structural solutions, was being deepened by short-term measures that threaten profitability, such as the “Decreto de Necesidad Urgente” (DNU 690/2020), which came into force in the third quarter of 2020. Furthermore, the exchange rate duality resulting from the shortage of foreign currency reserves, an unpredictable institutional framework and the need to carry out a broad fiscal adjustment deepened the imbalances that the country faced. As a result of the impairment tests carried out in 2020, an impairment loss was recognized on the entire goodwill allocated to Telefónica Argentina, amounting to 519 million euros, with a counterparty in "Other expenses" in the consolidated income statement for 2020 (see Note 26). Additionally, in order to match the carrying amount and the recoverable value, impairment losses of intangible assets and property, plant and equipment were recorded, proportional to their carrying amount, amounting to 106 million euros and 269 million euros, respectively (see Notes 6 and 8), with a counterparty in "Other expenses" (see Note 26). As a result of these impairment losses, there was a partial reversal of deferred tax liabilities associated with the hyperinflation adjustment in Argentina, amounting to 94 million euros (see Note 25).
Cash-generating units
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2021	12/31/2020
Telefónica Spain	4,291	4,299
Telefónica Brazil	6,278	6,258
Telefónica Germany	4,386	4,558
Telefónica Hispam	1,166	1,778
Colombia	154	170
Ecuador	129	119
Chile	622	826
Peru	239	642
Uruguay	20	19
Others T. Hispam	2	2
Others	398	151
TOTAL	16,519	17,044
Goodwill is tested for impairment at the end of the year using the business plans of the cash-generating units to which the goodwill is assigned, approved by the Board of Directors of Telefónica.
The business plan cover a four-year period, including the closing year. In order to complete the five years of cash flows after the closing year, an additional two-year normalization period is added to the business plans on the operating ratios until the terminal parameters are reached. The terminal consensus's forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business.
Finally, to determine the terminal value of each CGU, a constant free cash flows growth over time is assumed, applying a terminal growth rate. The model used is similar to the dividend discount model developed by Gordon-Shapiro, internationally recognized for business valuations.
The process of preparing the CGUs’ business plans considers the current market condition of each CGU, analyzing the macroeconomic, competitive, regulatory and technological environments, as well as the growth opportunities of the CGUs, and the differentiation capabilities compared to the competition based on market projections. A growth target is therefore defined for each CGU, based on the appropriate allocation of operating resources and the capital investments required to achieve the target. In addition, operating efficiency improvements are defined, in line with the strategic transformation initiatives, in order to increase the forecasted operating cash flow. In this process, the Group considers the compliance with business plans in the past.

Consolidated Annual Report 2021	Telefónica, S. A.	39

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Main assumptions used in calculating value in use
CGUs’ value in use are calculated based on the approved business plans. Certain variables are then considered, including the long-term OIBDA margin and the long-term Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are considered.
The main variables considered for the most significant CGUs (T. Brazil, T. Spain, and T. Germany), are described below.
Revenues
In terms of revenues, the plan is in line with the average three-year estimates made by analysts, which include a trend towards stability or improvement.
OIBDA margin and long-term Capital Expenditure (CapEx) ratio
The values obtained, as described in the previous paragraphs, are compared with the available data of analysts and competitors in the geographic markets where Telefónica Group operates.
In Europe, the long-term OIBDA margins two-years estimates of Telefónica Group's analysts are within a range of 37% to 40% for Spain and 30% to 34% for Germany.
Regarding the long-term ratio of CapEx over revenues, the valuations performed for the impairment tests for Spain and Germany consider the opinions of Telefónica Group’s analysts with regard to investment needs (around 12% for Spain and around 15% for Germany and the United Kingdom).
As for the long-term OIBDA margin two-years estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 41% to 46%. Regarding investments, the operator will invest a percentage within the range of the investment needs forecasted by analysts (around 19%).
Discount rate
The discount rate, applied to measure cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according to the finance structure established for each CGU.
This rate is calculated using the capital asset pricing model (CAPM), which considers the asset’s systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset, constantly monitoring the fluctuations of the financial markets.
The most significant components of WACC are summarized as follows:
•Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and equilibrium level estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, set at low rates due to the high influence of public debt purchased by central banks.
•Political Risk Premium: adds the country's insolvency risk due to political and/or financial events; calculation is based on the quoted prices of credit default swaps for each country or, the EMBI+ index published by JP Morgan based on the information available and the liquidity conditions of these swaps.
•Equity Risk Premium: the return in excess that equity assets are expected to yield over the risk-free rate. This is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex-ante), based on market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.
•Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed.
The main underlying data used in these calculations are obtained from independent and renowned external information sources.
The discount rates applied to the cash flow projections in 2021 and 2020 for the main CGUs are as follows:

	2021
Discount rate in local currency	Before tax	After-tax
Spain	8.5%	6.5%
Brazil	15.2%	12.0%
Germany	7.2%	5.2%

Consolidated Annual Report 2021	Telefónica, S. A.	40

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

	2020
Discount rate in local currency	Before tax	After-tax
Spain	8.4%	6.5%
Brazil	13.6%	11.1%
Germany	6.5%	4.8%
Perpetuity growth rate
Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering the analyst consensus estimates for each business, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusting any particular case with specific characteristics related to the business evolution.
The perpetuity growth rates applied to the cash flow projections in 2021 and 2020 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2021	2020
Spain	0.8%	0.8%
Brazil	4.5%	4.5%
Germany	1.1%	1.0%
The perpetuity growth rates for 2021 remained stable comparing to 2020. In Brazil, the perpetuity growth rate is within the range of the estimations of the analysts, it is consistent with with the Brazilian Central Bank’s medium-term inflation target (within a range between 1.5% and 4.5%) and it is below the forecasted nominal GDP growth rate (which oscillates around 6%).

Consolidated Annual Report 2021	Telefónica, S. A.	41

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points (percentage points):

Changes in key assumptions, In percentage points	Spain	Germany	Brazil
Financial variables
Discount rate	+/-0.5	+/-0.5	+/-1
Perpetuity growth rates	+/-0.25	+/-0.25	+/-0.5
Long-term operating variables
OIBDA Margin	+/-1.5	+/-1.5	+/-2
Ratio of CapEx/Revenues	+/-0.75	+/-0.75	+/-1
The sensitivity analysis revealed a gap between the recoverable value and carrying amount for the main CGUs at December 31, 2021.
As regards the sensitivity of the calculation of the value in use of Telefónica del Perú to reasonable changes in the main assumptions used, an increase of 100 basis points in its WACC would generate an additional impairment of goodwill of approximately 180 million euros, while a lower terminal growth rate of 25 basic points would have a negative impact amounting to 40 million euros. In turn, a 1 percentage point decrease in the long-term OIBDA margin, would have a negative impact amounting to 100 million euros, and a 0.5 percentage points increase in the investment/sales ratio would generate an additional impairment of goodwill amounting to 75 million euros.

Consolidated Annual Report 2021	Telefónica, S. A.	42

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 8. Property, plant and equipment
The composition and movements in 2021 and 2020 of the items comprising net "Property, plant and equipment" were as follows:

2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Depre-ciation	Disposals	Impair-ments	Transfers and others	Translation differences and hyper-inflation adjustments	Inclusion of com-panies	Business Sale	Balance at 12/31/2021
Land and buildings	2,829	22	(241)	(37)	(2)	141	31	2	(85)	2,660
Plant and machinery	18,676	1,249	(3,893)	(11)	—	1,780	236	12	(297)	17,752
Furniture, tools and other items	623	90	(226)	—	—	56	8	1	—	552
PP&E in progress	1,641	2,519	—	(18)	(3)	(2,393)	16	—	(1)	1,761
Total PP&E	23,769	3,880	(4,360)	(66)	(5)	(416)	291	15	(383)	22,725
(1) Total additions of property, plant and equipment in 2021 amounted to 4,286 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

2020
Millions of euros	Balance at 12/31/2019	Additions(1)	Depreciation	Disposals	Impairments	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2020
Land and buildings	3,603	33	(325)	(6)	1	(248)	(229)	2,829
Plant and machinery	25,006	981	(4,387)	(85)	(271)	(59)	(2,509)	18,676
Furniture, tools and other items	1,248	93	(310)	(3)	(2)	(287)	(116)	623
PP&E in progress	2,371	2,984	—	(5)	(3)	(3,445)	(261)	1,641
Total PP&E	32,228	4,091	(5,022)	(99)	(275)	(4,039)	(3,115)	23,769
(1) Total additions of property, plant and equipment in 2020 amounted to 4,595 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

Consolidated Annual Report 2021	Telefónica, S. A.	43

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Investment by Telefónica Spain in property plant and equipment in 2021 and 2020 amounted to 1,155 and 1,135 million euros, respectively. The rapid deployment of fiber continues, exceeding 26 million premises passed by year-end 2021 in Telefónica Spain, as well as the development of the 5G network reaching 81% population coverage at the end of the year.
Investment by Telefónica United Kingdom in property, plant and equipment in 2021, until the closing of the transaction (see Note 2), amounted to 366 million euros.
Investment by Telefónica United Kingdom in property, plant and equipment in 2020 amounted to 737 million euros (253 million euros until the date of reclassification as "Non-current assets and disposal groups held for sale", see note 2).
Investment by Telefónica Germany in property, plant and equipment in 2021 and 2020 amounted to 913 and 814 million euros, respectively. The company accelerated 3G network switch off and continued improving 4G/5G networks. 5G network is active in more than 200 cities, achieving a coverage of 30% by year-end 2021.
Investment by Telefónica Brazil in property, plant and equipment in 2021 and 2020 amounted to 1,049 and 1,048 million euros, respectively. The investment was mainly dedicated to extending the coverage and capacity of 4G mobile networks, with a population coverage of 93%, and the improvement of network quality and deployment of the FTTH network in the fixed business, exceeding 19.5 million premises passed.
Investment by Telefónica Hispam in property, plant and equipment in 2021 and 2020 amounted to 680 and 684 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of 4G networks, the launch of 5G in Chile and ultra-broadband fixed capabilities. The simplification and digitization of processes continues to be one of the main investment focuses outside of the resources allocated to the network.
In 2021, there was an increase in the depreciation of property, plant and equipment amounting to 47 million euros (204 million euros in 2020) due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model announced in November 2019.
"Impairments" in 2020 corresponding to "Plant and machinery" included an impairment loss of Telefónica Argentina, amounted to 269 million euros (see Note 7).
"Transfers and others" in 2021 includes the reclassification of property, plant and equipment of Telefónica El Salvador and fiber optic assets of Telefónica Colombia amounting to 70 and 53 million euros respectively, to "Non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
"Transfers and others" in 2020 included the reclassification of property, plant and equipment of Telefónica United Kingdom and the telecommunications towers division of Telxius amounting to 3,290 and 766 million euros respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Inclusion of companies" in 2021 mainly corresponds to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5) amounting to 15 million euros.
“Business sale” in 2021 mainly corresponds to the sales of InfraCo, SpA and the second phase of the sale of towers by Telefonica Germany (see Note 2) amounting to 158 and 126 million euros, respectively, and the assets associated to Fibrasil following the Caisse de dépôt et placement du Québec (CDPQ) agreement and the sale of two data center in Spain after the agreement with Nabiax (see Note 10) for a total amount of 36 and 63 million euros, respectively.
The result of the translation to euros of property, plant and equipment by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".
Telefónica Group companies purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. Additionally, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 26.

Consolidated Annual Report 2021	Telefónica, S. A.	44

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2021 and 2020 were as follows:

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,624	(5,905)	(59)	2,660
Plant and machinery	86,779	(68,713)	(314)	17,752
Furniture, tools and other items	4,697	(4,133)	(12)	552
PP&E in progress	1,774	—	(13)	1,761
Total PP&E	101,874	(78,751)	(398)	22,725

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,735	(5,861)	(45)	2,829
Plant and machinery	85,230	(66,289)	(265)	18,676
Furniture, tools and other items	4,573	(3,938)	(12)	623
PP&E in progress	1,654	—	(13)	1,641
Total PP&E	100,192	(76,088)	(335)	23,769

Consolidated Annual Report 2021	Telefónica, S. A.	45

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 9. Rights of use
The movement of rights of use in 2021 and 2020 is as follows:

2021
Millions of euros	Balance at 12/31/2020	Additions(1)	Sale of the towers division of Telxius	Amorti-zation	Disposals	Inclusion of compa-nies	Transfers and others	Translation differences and hyperinfla-tion	Balance at 12/31/2021
Rights of use on land and natural properties	762	316	(85)	(191)	(15)	—	(11)	17	793
Rights of use on buildings	2,819	776	1,096	(1,012)	(94)	4	(40)	12	3,561
Rights of use on plant and machinery	1,238	796	1,478	(382)	(109)	—	1	2	3,024
Other rights of use	163	91	11	(64)	(3)	4	2	(3)	201
Total of rights of use	4,982	1,979	2,500	(1,649)	(221)	8	(48)	28	7,579
(1) Total additions of rights of use in 2021 amounted to 2,439 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.

2020
Millions of euros	Balance at 12/31/2019	Additions(1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2020
Rights of use on land and natural properties	1,514	580	(481)	(197)	(581)	(73)	762
Rights of use on buildings	3,793	957	(760)	(121)	(435)	(615)	2,819
Rights of use on plant and machinery	1,434	342	(299)	(51)	(153)	(35)	1,238
Other rights of use	198	37	(62)	(5)	—	(5)	163
Total of rights of use	6,939	1,916	(1,602)	(374)	(1,169)	(728)	4,982
(1) Total additions of rights of use in 2020 amounted to 2,014 million euros, including the additions corresponding to companies held for sale during the annual reporting period. Additions of rights of use are detailed in Note 4.

Consolidated Annual Report 2021	Telefónica, S. A.	46

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
In 2021 Telxius sold its telecommunications towers division to American Tower Corporation (see Note 2). The Telefónica Group operators maintained the leases agreements of the towers signed with the companies sold, subsidiaries of Telxius. Consequently, as of the closing date of the transactions, rights of use were recorded in the consolidated statement of financial position in the amount of 2,633 million euros. “Sale of the towers division of Telxius” column also includes the derecognition of rights of use with third parties corresponding to the second phase of the sale agreement between Telefonica Germany and Telxius in the amount of 133 million euros. Additionally, at December 31, 2020, there were rights of use of Telxius subsidiaries with third parties recorded as non-current assets held for sale amounting to 555 million euros (see Note 30).
"Transfers and others" in 2021 includes the transfer to "Non-current assets and disposal groups held for sale" of the rights of use of Telefónica El Salvador amounting to 36 million euros (see Note 30).
"Transfers and others" in 2020 includes the reclassification of rights of use of Telefónica United Kingdom and the division of telecommunications towers of Telxius amounting to 645 million euros and 555 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Inclusion of companies" in 2021 corresponds to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5) amounting to 8 million euros.
The result of the translation to euros of rights of use by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".
In 2021, there was an increase in amortization of rights of use amounting to 40 million euros (110 million euros in 2020) due to the reduction in the useful lives of certain rights of use of Telefónica México as a result of the transformation of the operating model announced in November 2019.

Consolidated Annual Report 2021	Telefónica, S. A.	47

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The gross cost and accumulated depreciation of the rights of use at December 31, 2021 and 2020 are as follows:

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,491	(698)	793
Rights of use on buildings	6,214	(2,653)	3,561
Rights of use on plant and machinery	4,003	(979)	3,024
Other rights of use	404	(203)	201
Total of rights of use	12,112	(4,533)	7,579

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,326	(564)	762
Rights of use on buildings	4,107	(1,288)	2,819
Rights of use on plant and machinery	1,740	(502)	1,238
Other rights of use	309	(146)	163
Total of rights of use	7,482	(2,500)	4,982

The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2021 and 2020 are as follows:

Millions of euros	2021	2020
Short-term leases included in operating results as supplies	23	47
Variable lease payments not included in the measurement of lease liabilities	18	15
Total expenses as supplies	41	62
Short-term leases included in external services	39	60
Leases of low-value assets included in external services	9	7
Variable lease payments not included in the measurement of lease liabilities	32	22
Total expenses as external services (Note 26)	80	89
Total lease expenses	121	151

Consolidated Annual Report 2021	Telefónica, S. A.	48

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 10. Associates and joint ventures
The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method
Millions of euros		31/12/2021	31/12/2020	2021	2020	2019
VMED O2 UK Ltd	50%	12,129	—	(103)	—	—
Movistar Prosegur Alarmas	50%	263	265	(2)	(4)	—
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	68	—	(3)	—	—
Unsere Grüne Glasfaser	50%	53	53	(25)	(1)	—
Adquira España, S.A.	44.44%	4	4	—	—	1
Others		9	8	1	2	—
Joint ventures		12,526	330	(132)	(3)	1
Nabiax	13.94%	81	—	—	—	—
Infraco SpA	40%	76	—	(1)	—	—
Internet para todos S.A.C.	54.67%	52	58	(5)	—	—
Telefónica Factoring España, S.A.	50%	7	6	3	3	3
Telefónica Factoring do Brasil, Ltda.	50%	3	3	3	2	4
Telefónica Factoring Peru, S.A.C.	50%	3	2	1	1	1
Telefónica Factoring Colombia, S.A.	50%	2	1	1	1	1
Telefónica Factoring México,S.A.de C.V.	50%	1	1	—	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	19	17	2	(1)	2
Movistar Consumer Finance Colombia SAS	50%	1	—	(1)	—	—
Others		1	8	2	(1)	1
Associates		247	97	5	5	12
Total		12,773	427	(127)	2	13

Consolidated Annual Report 2021	Telefónica, S. A.	49

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The detail of the movement in investments accounted for by the equity method in 2021 and 2020 was as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2019	140
Additions	269
Disposals	(2)
Translation differences and other comprehensive income (loss)	(14)
Income (loss)(*)	1
Dividends	(12)
Transfers and others	45
Balance at 12/31/2020	427
Additions	12,329
Disposals	(5)
Translation differences and other comprehensive income (loss)	350
(Loss) income	(127)
Dividends	(198)
Transfers and others	(3)
Balance at 12/31/2021	12,773
(*) The results, including those of Tesco Mobile Ltd. since its transfer to non-current assets and disposal groups held for sale, amounted to 2 million euros.
Additions for the 2021 financial year mainly include the fair value of the 50% stake in VMED O2 UK Ltd at the date of incorporation, which amounts to 12,012 million euros (see Note 2).
In July 2021, the sale transaction of 60% of the shares of Infraco, SpA was completed. In 2021 additions, the value of the shareholding after the operation is included, amounting 75 million euros (see Note 2).
Additionally, the value of the 50% stake in Fibrasil at the date of the transaction amounting to 73 million euros is included in additions for the year 2021.
In July 2021, the partial closing of the transaction with Asterion took place, Telefónica obtained 13.94% of the company Daytona Midco S.L.U. and its subsidiary Digital Data Center Bidco, S.L.U. (Nabiax), registering 81 million euros in additions (see Note 29.c).
In December 2021, a dividend was received from VMED O2 UK for an amount of 161 million pounds sterling (equivalent to 187 million euros, see Note 28).
"Transfers and others" in 2020 included the initial registration of the joint venture of Telefónica with Allianz to deploy Fiber-to-the-Home (FTTH) in Germany (see note 29.c) and the reclassification of the joint venture of Telefonica United Kingdom Tesco Mobile Ltd. to "Non-current assets and disposal groups held for sale" (see Note 30).
VMED O2 UK
Main assumptions used in calculating the fair value
The fair value calculation for VMED O2 UK at the time of its constitution was based on a discounted cash flows valuation, using the methods of multiples of comparable companies and multiples of transactions as a cross-check.
The valuation emanates from the business plan of the joint venture for the 2021-2023 period that resulted from the aggregation of the individual business plans of O2 and Virgin Media approved by Telefónica and Liberty Global, respectively, extended to 2030 and the synergies plan prepared by the strategy teams of both groups. The following is a description of the main variables considered in the fair value calculation, according to the primary method:
•Revenues: the valuation scenario assumes growth rates between 0% and 3% over the period, in line with the estimations of analysts and supported in the revenues synergies expected for the transaction.
•EBITDA margin: the forecasted EBITDA was based on the stand-alone plans with a normalized margin in the range of 36% to 40% (post-IFRS 16 and adjusted to consider the impact of annual payments of spectrum licenses once expired).
•Synergies: were considered taking into account management’s analysis performed at the individual workstream level and benchmarked with analyst estimates of probability of achievement.
•Long-term capital expenditure ratio: it is expected to be in a range of 16% to 22%, aligned with the historical level of comparable companies.
•The discount rate applied to the cash flow projections is the weighted average cost of capital (WACC), the expected return appropriate for the expected risk level.
A modified version of the Capital Asset Pricing Model (“CAPM”) was used to estimate the required return on equity. To relever the beta it was considered the intrinsic leverage of the joint venture. In addition, it was considered a specific premium or alpha, which includes additional risks.
For the cost of debt, in line with the leverage assumption considered, the bonds issued by the joint venture were analysed and their spreads were compared to a comparable risk free rate (with a similar maturity, in the same currency and issued in the same country, so that there is not distortion due to the risk premia by country). A return after taxes was used because the interests on the financial debt are tax deductible.
In conclusion, the discount rate applied for the valuation is 6.9%.

Consolidated Annual Report 2021	Telefónica, S. A.	50

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
•Perpetuity growth rate: revenues from 2028 are normalized to the perpetuity growth rate (g), considering the analysts' consensus for the companies of the sector in the United Kingdom, contrasting with the estimations of long-term inflation rates and with the assumptions made by companies of the sector in their impairment tests. The perpetuity growth rate considered is 1.0%.
As a result of the analysis performed as of December 31, 2021, no impairment loss on the investment has been recognized.
Detail of the main items on the statements of financial position and income statements

Millions of euros	12/31/2021
Non current assets	48,779
Current assets	3,554
Cash and cash equivalents	415
Total Assets	52,333
Non current liabilities	20,593
Non current financial liabilities	19,185
Non-current lease liabilities	885
Other non current liabilities	523
Current liabilities	7,605
Current financial liabilities	2,841
Current lease liabilities	219
Other current liabilities	4,545
Total Liabilities	28,198
Equity (100% VMED O2 UK)	24,135
50% Telefónica Group	12,068
Acquisition costs	61
Investments accounted for by the equity method	12,129

Millions of euros	June 1 - December 31 2021
Revenues	7,223
Other operating income	290
Operating expenses	(5,063)
OIBDA	2,450
Depreciation and amortization	(2,395)
Operating income	55
Financial income	27
Financial expenses	(504)
Exchange rate differences and change in fair value of derivatives	122
Result before taxation	(300)
Income tax	65
Result for the period (100% VMED O2 UK)	(235)
50% attributable to Telefónica Group	(117)
Share-based compensation (*)	14
Share of (loss) income of investments accounted for by the equity method	(103)
Other comprehensive income (100% VMED O2 UK)	68
(*) Amount related to incentive awards held by certain employees of VMED O2 UK associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMED O2 UK.

Consolidated Annual Report 2021	Telefónica, S. A.	51

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Commitments

Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Total
Purchase commitments	1,093	298	157	119	110	200	1,977
Programming commitments	528	277	179	36	36	9	1,065
Network and connectivity commitments	746	59	21	17	6	10	859
Other commitments	360	269	263	260	260	138	1,550
Total commitments VMED O2 UK (100%)	2,727	903	620	432	412	357	5,451
Purchase commitments include unconditional and legally binding obligations related to the purchase of customer premises and other equipment and certain service-related commitments, including call center, information technology and maintenance services.
Programming commitments consist of obligations associated with programming contracts that are enforceable and legally binding that includes minimum fees.
Network and connectivity commitments include service commitments associated with the network extension program in the U.K. and commitments associated with the mobile virtual network operator (MVNO) agreements.
On the date of closing of the transaction, Telefónica and Liberty Global entered with VMED O2 UK into certain service agreements, either on a transitional or ongoing basis. Likewise, Telefónica licensed the use of Telefónica and O2 brand rights to VMED O2 UK (see Note 29.c).
The breakdown of balances and transactions related to associates and joint ventures recognized with VMED O2 UK in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	12/31/2021
Receivables from associates and joint ventures for current operations	54
Payables to associates and joint ventures	259

Millions of euros	2021
Revenue from operations with associates and joint ventures	103
Expenses from operations with associates and joint ventures	29
"Payables to associates and joint ventures" includes the obligation at December 31, 2021 in relation to the O2 UK pension plans arising as a result of the constitution of VMED O2 UK Ltd amounting to 213 million pounds sterling (253 million euros at closing exchange rate of 2021, see Note 22).
Movistar Prosegur Alarmas
In July 2021 Movistar Prosegur Alarmas, S.L. (formerly Prosegur Alarmas España, S.L.) acquired 100% of Prosegur Soluciones, S.A.U.
The breakdown of the key financial highlights of Movistar Prosegur Alarmas group for the latest period available at the time of preparation of these consolidated financial statements and the reconciliation with the carrying amount in the Group are as follows:

Millions of euros
Assets	224
Liabilities	(202)
Net assets	22
Purchase price allocation
Assets	146
Liabilities	(38)
Net assets	108
% Holding	50%
Group’s share in equity	65
Goodwill	198
Carrying amount in the Telefónica Group	263
FiBrasil
On March 2, 2021, Telefónica Brasil, S.A. ("Vivo") and Telefónica Infra, S.L., infrastructures unit of Telefónica´s Group ("T. Infra"), reached an agreement with Caisse de dépôt et placement du Quebec ("CDPQ") for the construction, development and operation of a fiber (FTTH) network in Brazil, in mid-sized cities outside the State of Sao Paulo, through a joint venture entity, FiBrasil Infraestructura e Fibra Ótica S.A. ("FiBrasil"). On July 2, 2021, once the pertinent authorizations were obtained, the transaction closed, in wich Telefónica Group and CDPQ each held 50% in FiBrasil under a co-control governance model. Telefónica Group participation is distributed equally between Vivo and T.Infra.
The terms of the transaction encompass a total investment by CDPQ of up to 1,800 million real (approximately 267 million euros at the date of the agreement), comprising payments to both Vivo and

Consolidated Annual Report 2021	Telefónica, S. A.	52

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
FiBrasil, for 50% stake in FiBrasil and also certain payments to be made by T. Infra in the equivalent economic terms, for a 25% stake in FiBrasil. CDPQ´s capital contributions, in addition to expected leverage to be raised by the joint venture, will provide a fully funded business plan to accomplish FiBrasil´s deployment targets.
Breakdown of balances and transactions with associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	12/31/2021			12/31/2020
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Long-term credits to associates and joint ventures	87	10	97	—	1	1
Receivables from associates and joint ventures for current operations (Note 14)	34	87	121	8	17	25
Long-term contractual liabilities from associates and joint ventures	—	31	31	—	—	—
Payables to associates and joint ventures (Note 22)	72	272	344	10	1	11
Short-term contractual liabilities from associates and joint ventures	—	8	8	—	—	—

	2021			2020			2019
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations with associates and joint ventures	65	263	328	13	255	268	13	252	265
Expenses from operations with associates and joint ventures	86	36	122	37	2	39	23	7	30
Financial revenues with associates and joint ventures	1	—	1	—	—	—	—	—	—
Financial expenses with associates and joint ventures	1	—	1	—	—	—	1	—	1
"Long-term credits to associates and joint ventures" includes as of December 31, 2021, 87 million euros of loans granted by Telefónica Chile to the associate Infraco, SpA.
"Revenue from operations with associates and joint ventures" in 2021 includes 98 million euros corresponding to the transactions of the Group with the joint venture Tesco Mobile Ltd. from January 1, to the date of the constitution of VMED O2 UK (232 million euros and 238 million euros in 2020 and 2019, respectively).

Consolidated Annual Report 2021	Telefónica, S. A.	53

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 11. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and Blackrock, Inc., with stakes in Telefónica, S.A. of 4.99%, 4.49% and 4.48%, respectively at December 31, 2021.
During 2021 and 2020, the Group carried out no significant transactions with Blackrock, Inc. other than the corresponding dividends paid.
The following is a summary of significant transactions between the Telefónica Group and BBVA and Caixabank companies. All transactions were carried out at market prices:

2021
Millions of euros	BBVA	Caixabank
Finance costs	8	7
Receipt of services	14	10
Purchase of goods	2	243
Other expenses	19	—
Total costs	43	260
Finance income	5	—
Dividends received (1)	8	N/A
Services rendered	26	83
Sale of goods	9	92
Other income	5	1
Total revenues	53	176
Purchase of assets	—	94
Finance arrangements: loans, capital contributions and others (borrower)	417	166
Guarantees	147	190
Commitments	—	331
Finance arrangements: loans and capital contributions (lender)	10	—
Dividends paid	108	113
Factoring operations	108	28
(1) At December 31, 2021, Telefónica held a 0.66% stake (0.66% stake at December 31, 2020) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

The nominal value of outstanding derivatives held with BBVA and Caixabank at December 31, 2021 amounted to 6,664 million euros and 264 million euros, respectively (10,537 million euros held with BBVA and 542 million euros held with Caixabank in 2020). As explained under Derivatives policy in Note 19, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 314 million euros and 26 million euros, respectively at December 31, 2021 (201 million euros and -11 million euros, respectively, at December 31, 2020). Additionally, at December 31, 2021, collateral guarantees on derivatives from BBVA and Caixabank have been received, amounting to 262 million euros and 21 million euros, respectively (164 million euros and 10 million euros respectively at December 31, 2020).

2020
Millions of euros	BBVA	Caixabank
Finance costs	15	3
Receipt of services	6	15
Purchase of goods	—	60
Other expenses	4	—
Total costs	25	78
Finance income	20	—
Dividends received	7	N/A
Services rendered	21	53
Sale of goods	10	52
Other income	4	—
Total revenues	62	105
Purchase of goods	—	2
Finance arrangements: loans and capital contributions (borrower)	318	25
Finance arrangements: loans and capital contributions (lessee)	—	2
Guarantees	148	89
Commitments	—	104
Finance arrangements: loans and capital contributions (lender)	294	273
Dividends	125	126
Factoring operations	—	477

Consolidated Annual Report 2021	Telefónica, S. A.	54

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Until July 30, 2020, BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) held a shareholding together with Telefónica Móviles México, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira México, S.A. de C.V. On the said date, July 30, 2020, Telefónica Móviles México, S.A. de C.V. sold to Openpay, S.A. de C.V. (company within BBVA Group) its shareholding in Adquira México, S.A. de C.V.
Similarly, on November 20, 2020, Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into an agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50/50 joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S (see Note 10).
The Telefónica Group holds a 50% interest in Telefónica Consumer Finance, E.F.C., S.A., a company controlled by Caixabank (see Note 10).
The Telefónica Group and BBVA each hold a 44.44% interest in the joint venture Adquira España, S.A. (see Note 10).
The Telefónica Group has a 50% interest in Telefónica Factoring España and its subsidiaries in Brazil, Peru, Colombia, Mexico, Chile and Ecuador, accounted for by the equity method (see Note 10), in which BBVA and Caixabank have minority interests.
The balances as of December 31, 2021 and 2020, and the transactions carried out in 2021 and 2020 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA and Caixabank hold interests are shown below:

Millions of euros	12/31/2021	12/31/2020
Receivables from associates and joint ventures for current operations	6	8
Payables to associates and joint ventures	36	8

Millions of euros	2021	2020
Revenue from operations with associates and joint ventures	13	14
Expenses from operations with associates and joint ventures	9	9
Finance cost from operations with associates and joint ventures	1	—

Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 10.
During 2021 and 2020, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2021 of 5,303,931 euros (2,654,581 euros in 2020). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.
Certain Telefónica Group subsidiaries performed transactions in 2020 with Global Dominion Access Group, entity related to Director Mr. Francisco José Riberas Mera, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 11 million euros.
On September 25, 2020, Telefónica Digital España, S.L.U. and ASTI Mobile Robotics, S.A., entity related to Director Ms. Verónica Pascual Boé, signed a Framework Agreement, the purpose of which is to establish the commercial, economic and legal conditions that will apply to those operators of the Telefónica Group that may be interested in acquiring Automated Guided Vehicles (AGVs), as well as other complementary services manufactured and marketed by ASTI. This agreement was transferred by Telefónica Digital España, S.L.U. to Telefónica IoT & Big Data Tech, S.A. on November 1, 2020 as part of certain corporate reorganisations linked to the Telefónica Tech project. During 2021, certain commercial projects were completed in Spain, without any financial disbursements in that year.

Consolidated Annual Report 2021	Telefónica, S. A.	55

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 12. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Non-current financial assets (Note 16)	6,361	6,639
Investments	479	457
Long-term receivables for indirect taxes	299	187
Other long-term credits	890	252
Deposits and guarantees	1,254	1,633
Trade receivables	752	551
Receivables for subleases	27	15
Impairment of trade receivables	(112)	(122)
Derivative financial assets (Note 19)	2,772	3,666
Other non-current assets	986	631
Contractual assets (Note 23)	209	145
Deferred expenses (Note 23)	555	331
Prepayments	222	155
Total	7,347	7,270

Consolidated Annual Report 2021	Telefónica, S. A.	56

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Non-current financial assets
The movement in investments, long-term receivables for indirect taxes, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2021 and 2020, is as follows:

Millions of euros	Invest-ments	Long-term receivables for indirect taxes	Other long-term credits	Deposits and guarantees	Trade receivables	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/19	600	188	353	1,285	719	12	(154)
Additions	10	285	40	52	666	10	(23)
Disposals	(13)	(8)	(24)	(159)	(233)	—	16
Translation differences	(3)	(55)	(22)	(219)	(66)	(1)	24
Fair value adjustments and financial updates	(137)	4	(4)	12	2	—	—
Transfers and other	—	(227)	(91)	662	(537)	(6)	15
Balance at 12/31/20	457	187	252	1,633	551	15	(122)
Additions	9	197	686	195	540	11	(6)
Disposals	(41)	(76)	(6)	(30)	(272)	—	45
Translation differences	—	(2)	(9)	9	—	—	(2)
Fair value adjustments and financial updates	56	—	14	8	(2)	—	—
Transfers and other	(2)	(7)	(47)	(561)	(65)	1	(27)
Balance at 12/31/21	479	299	890	1,254	752	27	(112)
Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).
The Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 232 million euros (178 million euros at December 31, 2020), representing 0.66% of its share capital at December 31, 2021 (same percentage at December 31, 2020).
At December 31, 2021, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 80 million euros (same percentage at December 31, 2020, valued at 85 million euros).
At December 31, 2021, Telefónica maintained a 9.03% stake in the share capital of Promotora de Informaciones, S.A. (Prisa), valued at 36 million euros (same percentage at December 31, 2020 valued at 57 million euros).
Long-term receivables for indirect taxes
During 2018 two final decisions in favor of Telefónica Brazil were passed, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). These decisions cover the period from September 2003 to June 2017, and the period from July 2004 to June 2013.
Once the values were determined, Telefónica Brazil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest.
At December 31, 2019 the credits pending compensation amounted to 2,046 million Brazilian reals (452 million euros at the closing exchange rate for 2019) and it was recorded under current assets. In 2020, new final decisions in favor of Telefonica Brazil were passed, which covered the periods from November 2001 to March 2016 and from July 2002 to August 2003. The Company recognized the corresponding credits amounting to 932 million Brazilian reals (160 million euros at an average exchange rate of 2020). The impact on the consolidated

Consolidated Annual Report 2021	Telefónica, S. A.	57

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
income statement amounted to 436 million Brazilian reals (75 million euros), reducing the “Taxes” item under “Other expenses” (see Note 26), and 496 million Brazilian reals (85 million euros) under “Finance income” (see Note 19).
At December 31, 2020 these credits were totally compensated.
On May 13, 2021 the Supreme Court of Brazil concluded the judgment related to the exclusion of the ICMS tax (state tax on goods and services) in the PIS/COFINS (Contribuição para Financiamento da Seguridade Social) tax base. In 2021, 2,269 million Brazilian reals (356 million euros at the average exchange rate of 2020) have been registered under "Tax receivables" of the statement of financial position (see Note 25).
Other long-term credits
This line item includes long-term financial assets of Telefónica Germany amounting to 85 million euros and 69 million euros at December 31, 2021 and 2020, respectively, that are mainly intended to cover obligations from the defined benefit plan of Telefónica Germany but do not represent "plan assets" in accordance with IAS 19 (see Note 24).
"Additions" in 2021 includes the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes are deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars of which 295 million euros are registered as "Other long-term credits" and 591 million euros are registered as "other current financial assets" (see Note 15).
Additionally, Telxius recorded additions amounting to 246 million euros associated with the collection right arising with American Tower Corporation as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) in June 2021.
"Transfers and others" in 2020 includes transfer of other long-term credits of Telefónica UK to "Non-current assets and disposal groups held for sale" amounting to 86 million euros (see Note 30).
The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.
Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 431 million euros (see Note 24) at December 31, 2021 (434 million euros at December 31, 2020).
At December 31, 2021, there were deposits related to the collateral guarantees on derivatives (CSA) signed by
Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 564 million euros of which 279 million euros cross currency swap (1,076 million euros at December 31, 2020 that included 716 million euros related to cross currency swap).
In relation with collateral contracts, in 2021 there is an additional guarantee of 166,678 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 173 million euros at December 31, 2021 (206,919 bonds for a nominal amount of 194 million euros at December 31, 2020).
Pursuant to a bank deposit made by Telefónica, S.A. amounting to 1,000 million euros and a loan granted by a different financial entity by the same amount, there are 940,500 bonds issued by the Italian government, received and granted to the aforementioned financial entities related to the deposit and loan described, with a notional amount of 941 million euros as of December 31, 2021.
The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.
Trade receivables
At December 31, 2021 includes Telefónica Germany trade receivables at fair value through other comprehensive income for an amount of 269 million euros (157 million euros as of December 31, 2020, see Note 16).
"Transfers and others" in 2020 includes transfer of trade receivables of Telefónica United Kingdom to "Non-current assets and disposal groups held for sale" amounting to 178 million euros (see Note 30).

Consolidated Annual Report 2021	Telefónica, S. A.	58

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 13. Inventories
The detail of inventories of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Audiovisual rights	1,131	1,214
Mobile terminals and other equipments	584	507
Other inventories	71	41
Inventories impairment provision	(37)	(44)
Inventories	1,749	1,718
"Audiovisual rights" mainly includes the rights to broadcast sport events (see Note 29.c) and rights to broadcast films, television series and documentaries (see Note 3.j).
Inventories of Telefónica United Kingdom were registered in "Non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).

Consolidated Annual Report 2021	Telefónica, S. A.	59

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 14. Receivables and other current assets
The detail of receivables and other current assets of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Receivables (Note 16)	6,903	6,220
Trade receivables	8,926	8,334
Impairment of trade receivables	(2,531)	(2,549)
Receivables from associates and joint ventures (Note 10)	121	25
Other receivables	387	410
Other current assets	1,384	1,303
Contractual assets (Note 23)	133	104
Capitalized costs (Note 23)	668	580
Prepayments	583	619
Total	8,287	7,523
Receivables and other current assets of Telefónica United Kingdom were registered in "Non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
The movement in impairment of trade receivables in 2021 and 2020 is as follows:

Millions of euros
Impairment provision at December 31, 2019	2,798
Allowances	819
Inclusion of companies	(192)
Amounts applied	(501)
Translation differences and other	(375)
Impairment provision at December 31, 2020	2,549
Allowances	598
Transfers	(38)
Amounts applied	(545)
Translation differences and other	(33)
Impairment provision at December 31, 2021	2,531
"Transfers" in 2020 includes the reclassification of impairment of trade receivables of Telefónica United Kingdom amounting to 207 million euros to "Non-current assets and disposal groups held for sale" of the statements of financial position (see notes 2 and 30).
Public-sector net trade receivables at December 31, 2021 and 2020 amounted to 439 million euros and 341 million euros, respectively.
The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2021 and 2020 is as follows:

	12/31/2021
Millions of euros	Trade receivables	Impairment
Unbilled receivables	2,316	(16)
Amount not overdue invoiced	2,976	(114)
Less than 90 days	893	(141)
Between 90 and 180 days	333	(125)
Between 180 and 360 days	416	(306)
More than 360 days	1,992	(1,829)
Total	8,926	(2,531)

	12/31/2020
Millions of euros	Trade receivables	Impairment
Unbilled receivables	2,098	(15)
Amount not overdue invoiced	2,538	(117)
Less than 90 days	903	(126)
Between 90 and 180 days	350	(146)
Between 180 and 360 days	474	(326)
More than 360 days	1,971	(1,819)
Total	8,334	(2,549)

Consolidated Annual Report 2021	Telefónica, S. A.	60

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 15. Other current financial assets
The breakdown of other financial assets of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Short-term credits	1,306	1,078
Short-term deposits and guarantees	760	82
Short-term derivative financial assets (Note 19)	995	1,210
Other current financial assets	774	125
Total	3,835	2,495
Short-term credits at December 31, 2021, includes bank deposits with a maturity in one month formalized by Telfisa Global, B.V. which amounted to 1,190 million euros. At December 31, 2020, this amount included bank deposits with a maturity between three and twelve months formalized by Telefónica, S.A. which amounted to 981 million euros.
Short-term deposits and guarantees include current judicial deposits amounting to 17 million euros (see Note 24) constituted by Telefónica Brazil (28 million euros at December 31, 2020).
At December 31, 2021, 433 million euros of deposits maturing in more than 90 days from Telefónica Móviles Chile are included, contracted with the funds obtained from the issue in November 2021 of a bond (see Appendix III).
Additionally at December 31, 2021 there are 150 million euros registered in deposits, associated with collateral guarantees of Telefónica, S.A. classified as current according to the maturity of the underlying derivative instruments which they relate to.
The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.
Other current financial assets include short-term investments in financial instruments to cover commitments undertaken by the Group’s insurance companies, amounted to 105 million euros at December 31, 2021 (114 million euros at December 31, 2020) and were recorded at fair value.
Additionally at December 31, 2021 includes the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes are deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars of which 591 million euros are registered as "Other current financial assets" and 295 million euros are registered as "Other long-term credits" (see Note 12).
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

Consolidated Annual Report 2021	Telefónica, S. A.	61

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 16. Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2021 is as follows:

December 31, 2021
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	506	—	269	452	2,301	380	3,148	—	2,833	6,361	6,361
Investments	27	—	—	452	—	372	107	—	—	479	479
Credits and other financial assets	8	—	—	—	—	8	—	—	1,181	1,189	1,189
Deposits and guarantees	—	—	—	—	—	—	—	—	1,254	1,254	1,254
Derivative instruments	471	—	—	—	2,301	—	2,772	—	—	2,772	2,772
Trade receivables	—	—	269	—	—	—	269	—	483	752	640
Trade receivables for subleases	—	—	—	—	—	—	—	—	27	27	27
Impairment of trade receivables	—	—	—	—	—	—	—	—	(112)	(112)	—
Current financial assets	218	1	956	—	908	160	1,923	—	17,235	19,318	19,318
Trade receivables (Note 14)	1	—	917	—	—	—	918	—	8,516	9,434	6,903
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,531)	(2,531)	—
Other financial assets (Note 15)	217	1	39	—	908	160	1,005	—	2,670	3,835	3,835
Cash and cash equivalents	—	—	—	—	—	—	—	—	8,580	8,580	8,580
Total	724	1	1,225	452	3,209	540	5,071	—	20,068	25,679	25,679

Consolidated Annual Report 2021	Telefónica, S. A.	62

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

Consolidated Annual Report 2021	Telefónica, S. A.	63

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The breakdown of financial assets of the Telefónica Group at December 31, 2020 was as follows:

December 31, 2020
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	750	—	157	424	2,958	359	3,930	—	2,350	6,639	6,639
Investments	33	—	—	424	—	350	107	—	—	457	457
Credits and other financial assets	9	—	—	—	—	9	—	—	430	439	439
Deposits and guarantees	—	—	—	—	—	—	—	—	1,633	1,633	1,633
Derivative instruments	708	—	—	—	2,958	—	3,666	—	—	3,666	3,666
Trade receivables	—	—	157	—	—	—	157	—	394	551	429
Trade receivables for subleases	—	—	—	—	—	—	—	—	15	15	15
Impairment of trade receivables	—	—	—	—	—	—	—	—	(122)	(122)	—
Current financial assets	524	—	588	—	827	130	1,809	—	12,380	14,319	14,319
Trade receivables (Note 14)	1	—	587	—	—	—	588	—	8,181	8,769	6,220
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,549)	(2,549)	—
Other current financial assets (Note 15)	523	—	1	—	827	130	1,221	—	1,144	2,495	2,495
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,604	5,604	5,604
Total	1,274	—	745	424	3,785	489	5,739	—	14,730	20,958	20,958

Consolidated Annual Report 2021	Telefónica, S. A.	64

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 17. Equity

a) Share capital and share premium

2021
At December 31, 2021, Telefónica, S.A.´s share capital amounted to 5,779,048,020 euros and is divided into 5,779,048,020 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
The Board of Directors of Telefónica, S.A. at its meeting held on April 23, 2021, has resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 23, 2021.
The share capital of Telefónica, S.A. has been reduced in the amount of 82,896,466 euros, through the cancellation of 82,896,466 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction has been set at 5,443,534,596 euros corresponding to 5,443,534,596 shares with a nominal value of one euro each. Related to the capital reduction the share premium have been reduced in 305 million euros.
The reduction does not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction has been carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 82,896,466 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Spanish Companies Act. Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.
On May 5, 2021, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
On June 22, 2021 the deed of capital increase amounting to 194,518,911 euros, divided into 194,518,911 ordinary shares, with a nominal value of 1 euro each, and issued against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,638,053,507 euros.
On November 3, 2021, the Board of Directors agreed to submit for the approval of the General Shareholders Meeting of the Company the adoption of the appropriate corporate resolutions to execute a capital reduction by means of a redemption of treasury shares representing approximately 1.65% of the share capital.
On December 23, 2021, the capital increased in the amount of 140,994,513 euros, in which 140,994,513

Consolidated Annual Report 2021	Telefónica, S. A.	65

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,779,048,020 euros. On that date, the deed was filed in Madrid Companies' Register.
The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).
2020
At December 31, 2020, Telefónica, S.A.´s share capital amounted to 5,526,431,062 euros and is divided into 5,526,431,062 common shares, of a single series and with a par value of 1 euro each, fully paid in.
On July 8, 2020, the deed was registered for a paid-up capital increase in the amount of 136,305,986 euros, in which 136,305,986 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,328,437,672 euros.
On December 30, 2020, the capital increased in the amount of 197,993,390 euros, in which 197,993,390 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,526,431,062 euros. On January 5, 2021 the deed was filed in Madrid Companies' Register.
Authorizations by Shareholders’ Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2021, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
Furthermore, the shareholders acting at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company’s By-Laws, the power to issue securities, including preferred shares and warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.
Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.
Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by

Consolidated Annual Report 2021	Telefónica, S. A.	66

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.

b) Dividends
Dividends distribution in 2021
Approval was given at the General Shareholders’ Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.35 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount.The distribution of the first tranch, amounting approximately 0.20 euros per share, took place in June of 2021 and the second tranch amounting approximately 0.15 euros per share took place in December 2021, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on June 17, 2021. The gross impact of this dividend amounts to 308 million euros.
On the other hand, the shareholders of 71.47% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of November 3, 2021 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. Thus, each shareholder received 1 free allotment right for each Telefónica share held. The shareholders of 34.98% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 17, 2021 and had an impact in equity amounting to 292 million euros.
On the other hand, the shareholders of 65.02% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on December 23, 2021 in the capital increase was 140,994,513 shares with a nominal value of 1 euro each.
Dividends distribution in 2020
Approval was given at the General Shareholders’ Meeting of June 12, 2020 to pay a scrip dividend amounting to approximately 0.40 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranche, amounting approximately 0.20 euros per share, took place in June of 2020 and the second tranche, amounting approximately 0.20 euros per share, took place in December 2020, after the adoption of the corresponding corporate resolutions.
At its meeting held on June 12, 2020, the Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 36.99% of the free-ofcharge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on July 3, 2020 and had an impact in equity amounting to 371 million euros.
On the other hand, the shareholders of 63.01% of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 30, 2020 in the capital increase was 136,305,986 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of December 4, 2020 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. The shareholders of 33.12% of the free of- charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 30, 2020 and had an impact in equity amounting to 342 million euros.
On the other hand, the shareholders of 66.88%of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 197,993,390 corresponding to 3.72% of the share capital, being 197,993,390 euros the capital increase.
Dividends distribution in 2019
Approval was given at the General Shareholders' Meeting of June 7, 2019, to pay a gross dividend of 0.40 euros for

Consolidated Annual Report 2021	Telefónica, S. A.	67

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 euros in cash per share was made on June 20, 2019 amounting to 1,023 million euros and the second payment of a gross amount of 0.20 euros in cash per share was made on December 19, 2019 amounting to 1,023 million euros.
Proposed distribution of results of the parent company
Telefónica, S.A. generated 206 million euros of losses in 2021.
The Company’s Board of Directors will submit the following proposed distribution of 2021 profit for approval at the Shareholders’ Meeting:

Millions of euros
Legal reserve	21
Unrestricted reserves	185
Total	206

c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.
The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2020	Tender Offer	Amount repurchased	Redemption	12/31/2021
11/24/2021	2.875%	from 05/24/28 rate SWAP + spread incremental	2028	—	—	—	—	750
02/12/2021	2.376%	from 05/12/29 rate SWAP + spread incremental	2029	—	—	—	—	1,000
02/05/2020	2.502%	from 05/05/27 rate SWAP + spread incremental	2027	500	—	—	—	500
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375%	from 03/14/25 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3%	from 12/04/23 rate SWAP + spread incremental	2023	1,250	1,250	(426)	—	824
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000			—	1,000
12/07/2017	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	1,000	1,000	(324)	—	676
09/15/2016	3.75%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	1,000	(873)	(127)	—
03/31/2014	5.875%	from 03/31/24 rate SWAP + spread incremental	2024	1,000	1,000	—	—	1,000
				7,550				7,550

In all issuances of undated deeply subordinated securities (hybrids instruments), the issuer has an option to defer the payment of coupons and holders of such securities cannot call for payment.
As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these undated deeply subordinated securities are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

Consolidated Annual Report 2021	Telefónica, S. A.	68

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
In February 2021, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a hybrid instruments, denominated in euros, with first call dates in March 2022. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 758 million euros.
In June and July 2021, Telefónica Europe, B.V. announced a tender offer on a hybrid instruments in euros, with first call dates in March 2022. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 115 million euros.
In September 2021, it was exercised the clean up call of the pending hybrid with first non-call date in March 2022 amounting to 127 million euros.
In November 2021, Telefónica Europe, B.V. announced several transactions on its hybrid capital: (a) a new issue amounting 750 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a several hybrid instruments, denominated in euros, with first call dates in March 2023, September 2023 and March 2024. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 750 million euros.
In 2021, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 263 million euros (335 million and 256 million euros in 2020 and 2019, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity. In 2021 and 2020, the payments related to the undated deeply subordinated securities include the premium of the tender offers carried out in these periods amounting to 61 million euros and 27 million euros, respectively.
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At of December 31, 2021 the legal reserve amounts to 1,038 million euros representing 17.97% of the share capital at the date.
e) Retained earnings
These reserves include undistributed profits of companies constituting the consolidated Group minus interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined benefit plans and the payment of coupons related to subordinated securities, if applicable.
These reserves also include revaluation reserves and the reserve for canceled share capital. These reserves are regulated by some restrictions for their distribution.
Revaluation reserves
The balance of Revaluation reserves arose as a result of the revaluation made pursuant to Spanish Royal Decree-Law 7/1996 of June 7, and may be used, free of tax, to offset any losses incurred in the future and to increase capital. It may also be allocated to unrestricted reserves, provided that the capital gain has been realized.
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 4 million euros were reclassified to “Retained earnings” in 2021 (5 million euros in 2020) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2021, this reserve amounted to 58 million euros (62 million euros at December 31, 2020).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2021 was recorded in this account 83 million euros. In 2020, no amount was recorded in this account. The cumulative amount as of December 31, 2021 is 814 million euros.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2021	2020	2019
Brazilian real	(15,292)	(15,365)	(10,910)
Pound sterling	309	(3,344)	(2,868)
Venezuelan bolivar	(3,755)	(3,754)	(3,728)
Argentine peso	(1,702)	(2,178)	(1,936)
Other currencies	(1,452)	(1,339)	(810)
Total Group	(21,892)	(25,980)	(20,252)
The negative translation differences of Telefónica United Kingdom accumulated in equity at June 1, 2021 have been reclassified to the income statement as a result of the establishment of VMED O2 UK Ltd (see Note 2), for an amount of 3,135 million euros.

Consolidated Annual Report 2021	Telefónica, S. A.	69

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Likewise, the negative translation differences associated with the sale of the Telxius Group tower divisions and Telefónica de Costa Rica have also been reclassified to the income statement for the amount of 37 and 21 million euros, respectively.
Since 2018, the Group includes all the equity effects derived from hyperinflation, i.e.: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period, in a single line item under the heading Retained Earnings.
In March 2020, the International Financial Reporting Standards Committee (IFRIC) released its interpretation in this regard, indicating that these impacts should be recorded either separately, the former in Retained Earnings and the latter in Translation Differences, or jointly recognized as Translation Differences under the heading Other Comprehensive Income.
As a result, in 2020 the Group adopted this presentation policy and now presents the equity effects of hyperinflation under Translation Differences, within Other Comprehensive Income, rather than under the heading Retained Earnings. The consolidated net equity is not modified by this change in presentation. In accordance with IAS 8, financial information for previous years presented for comparative purposes has been restated so that the information is comparable. Consequently, the Retained Earnings heading no longer includes the cumulative effects arising from hyperinflation in Venezuela and Argentina, which have been reclassified to Translation Differences amounting to 5,664 million euros at December 31, 2019 and 5,406 million euros at December 31, 2018.
g) Adjustment on initial application of IFRS 16
The initial application of IFRS 16 Leases effective as of January 1, 2019, had a net impact on total equity in 2019 amounting to 16 million euros, 11 million euros attributable to equity holders and 5 million euros attributable to minority interests.

h) Treasury share instruments
Telefónica, S.A. held the followin
g treasury shares at December 31,

Consolidated Annual Report 2021	Telefónica, S. A.	70

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
2021, 2020
and 2019:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/21	139,329,370	3.92	3.85	537	2.411%
Treasury shares at 12/31/20	98,231,380	4.84	3.25	319	1.777%
Treasury shares at 12/31/19	77,562,635	9.88	6.23	483	1.494%
(*) Millions of euros.
The following transactions involving treasury shares were carried out in 2021, 2020 and 2019:

Number of shares
Treasury shares at 12/31/18	65,496,120
Acquisitions	14,033,446
Employee share option plan	(1,966,931)
Treasury shares at 12/31/19	77,562,635
Acquisitions	68,640,303
Scrip dividend	6,252,817
Employee share option plan	(3,118,898)
Other movements	(51,105,477)
Treasury shares at 12/31/20	98,231,380
Acquisitions	122,032,764
Scrip dividend	6,291,518
Employee share option plan	(4,329,826)
Capital amortization	(82,896,466)
Treasury shares at 12/31/21	139,329,370
There were treasury shares purchases in 2021 amounting to 478 million euros (234 and 99 million euros in 2020 and 2019, respectively)
On February 28, 2020, Telefónica de Contenidos, S.A.U. acquired 50% of the capital stock of Prosegur Alarmas, S.L. with an in-kind delivery of 49,545,262 Telefónica shares, previously acquired to the Company, equivalent to 266 million euros as of the quotation on the delivery date included in "other movements".
On December 31, 2021, the first cycle of the Telefónica, S.A long-term incentive plan called "Performance Share Plan 2018-2022" and "Talent for the Future Share Plan 2018-2022" (see Note 27).
On July 31, 2021, the plan called "Global Employeee Share Plan 2019-2021" ended (see Note 27).
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 192 million of Telefónica shares recorded in the statement of financial positionat at December 31, 2021 in accordance with their maturity date and fair value.
The Company had a derivative instrument, to be settled by offset, on a nominal value equivalent to 176 million shares at December 31, 2020, recorded under “Current financial liabilities” in the consolidated statement of financial position.
i) Equity attributable to non-controlling interests
“Equit
y attr

Consolidated Annual Report 2021	Telefónica, S. A.	71

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
ibutable to non-controlling interests” represents the share
of non-controlling interests in the equity and income or los

Consolidated Annual Report 2021	Telefónica, S. A.	72

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
s for the year of fully consolidated Group companies. The mo vements in this balance for the 2021, 2020 and 2019 consolid

Consolidated Annual Report 2021	Telefónica, S. A.	73

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
ated statements of financial
position are as follows:

Consolidated Annual Report 2021	Telefónica, S. A.	74

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros	Balance at 12/31/20	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/21
Telefônica Brasil, S.A.	3,106	—	(63)	(236)	271	17	11	3,106
Telefónica Deutschland Holding, A.G.	2,346	—	(56)	(165)	218	—	10	2,353
Colombia Telecomunicaciones, S.A., ESP	408	—	—	—	7	(28)	22	409
Telefónica Centroamericana Inversiones, S.L.	55	—	—	—	(15)	5	(3)	42
Telxius Telecom, S.A.	1,089	—	—	(2,645)	2,098	16	(12)	546
Other	21	—	—	(5)	1	—	4	21
Total	7,025	—	(119)	(3,051)	2,580	10	32	6,477

Millions of euros	Balance at 12/31/19	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/20
Telefônica Brasil, S.A.	4,442	(2)	—	(272)	217	(1,296)	17	3,106
Telefónica Deutschland Holding, A.G.	2,544	—	—	(156)	(30)	—	(12)	2,346
Colombia Telecomunicaciones, S.A., ESP	526	—	—	—	11	(62)	(67)	408
Telefónica Centroamericana Inversiones, S.L.	106	—	—	(39)	(8)	(5)	1	55
Telxius Telecom, S.A.	681	323	—	(44)	187	(69)	11	1,089
Other	33	—	(3)	(5)	(2)	(3)	1	21
Total	8,332	321	(3)	(516)	375	(1,435)	(49)	7,025

Millions of euros	Balance at 12/31/18	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/19
Telefônica Brasil, S.A.	4,604	(3)	—	(374)	307	(85)	(7)	4,442
Telefónica Deutschland Holding, A.G.	2,873	—	—	(247)	(75)	—	(7)	2,544
Colombia Telecomunicaciones, S.A., ESP	523	(1)	—	—	11	4	(11)	526
Telefónica Centroamericana Inversiones, S.L.	316	—	(414)	—	196	7	1	106
Telxius Telecom, S.A.	677	—	—	(87)	86	7	(2)	681
Other	40	—	—	(2)	(3)	—	(2)	33
Total	9,033	(4)	(414)	(710)	522	(67)	(28)	8,332

In 2021 noteworthy is the result attributable to minority shareholders of Telxius from the sale of its telecommunications towers division (see Note 2) and the dividend distribution related with this transaction (Note 28).
In 2020, "Sales of non-controlling interests and inclusion of companies" reflected the capital increase of Telxius amounting to 645 million euros, of which 323 million euros correspond to non-controlling interest. The profit for the year attributed to Telxius Group in 2020 includes the effect of the recognition of deferred tax assets for temporary differences of Telxius Towers Germany amounting to 184 million euros (see Note 25).
In 2019, "Acquisitions of non-controlling interests and exclusion of companies" reflected the effect of the sale of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá, amounting to 114, 112 and 188 million euros, respectively.

Consolidated Annual Report 2021	Telefónica, S. A.	75

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Note 4 contains the revenues, OIBDA, Operating income, cap
ital expenditure and the main items of the statement of fina

Consolidated Annual Report 2021	Telefónica, S. A.	76

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
ncial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil an

Consolidated Annual Report 2021	Telefónica, S. A.	77

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
d Telefónica Germany. The detail of these figures for Colo
mbia Telecomunicaciones and Telxius Telecom is as follows:

Consolidated Annual Report 2021	Telefónica, S. A.	78

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros
Colombia Telecomunicaciones	2021	2020	2019
Revenues	1,312	1,249	1,410
OIBDA	413	438	558
Depreciation and amortization	(314)	(325)	(386)
Operating income	99	113	172
Capital Expenditure	151	156	309
Fixed Assets	1,264	1,530	1,904
Total allocated assets	2,725	2,864	3,296
Total allocated liabilities	1,878	2,049	1,825

Millions of euros
Telxius Telecom	2021	2020	2019
Revenues	587	826	842
OIBDA	6,332	520	504
Depreciation and amortization	(72)	(269)	(249)
Operating income	6,260	251	255
Capital Expenditure	91	348	284
Fixed Assets	475	452	1,145
Total allocated assets	2,083	2,840	2,184
Total allocated liabilities	1,225	2,785	2,250
The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2021	2020	2019
Net cash flow provided by operating activities	2,949	3,517	4,231
Net cash flow used in investing activities	(1,295)	(1,238)	(1,900)
Net cash flow used in financing activities	(1,467)	(1,817)	(2,230)
	187	462	101

Millions of euros
Telefónica Germany	2021	2020	2019
Net cash flow provided by operating activities	2,407	2,386	2,249
Net cash flow used in investing activities	(875)	(459)	(1,194)
Net cash flow used in financing activities	(1,820)	(1,342)	(997)
	(288)	585	58

Millions of euros
Colombia Telecomunicaciones	2021	2020	2019
Net cash flow provided by operating activities	344	276	237
Net cash flow provided by (used in) investing activities	(153)	(189)	15
Net cash flow provided by (used in) financing activities	(218)	(42)	(169)
	(27)	45	83

Consolidated Annual Report 2021	Telefónica, S. A.	79

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros
Telxius	2021	2020	2019
Net cash flow provided by operating activities	(627)	528	463
Net cash flow provided by (used in) investing activities	6,874	(1,141)	(199)
Net cash flow provided by (used in) financing activities	(6,164)	575	(251)
	83	(38)	13

Consolidated Annual Report 2021	Telefónica, S. A.	80

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 18. Financial liabilities
The breakdown of financial liabilities at December 31, 2021 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2022	2023	2024	2025	2026	Subse-quent years	Non-current total	Total
Debentures and bonds	3,910	1,447	1,132	2,835	2,109	22,487	30,010	33,920
Promissory notes & commercial paper	1,091	47	127	54	12	157	397	1,488
Total Issues	5,001	1,494	1,259	2,889	2,121	22,644	30,407	35,408
Loans and other payables	1,647	607	645	636	212	946	3,046	4,693
Derivative instruments (Note 19)	357	134	32	15	45	1,611	1,837	2,194
Total	7,005	2,235	1,936	3,540	2,378	25,201	35,290	42,295
The estimate of future payments for interest on these financial liabilities at December 31, 2021 is as follows: 1,150 million euros in 2022, 1,056 million euros in 2023, 981 million euros in 2024, 927 million euros in 2025, 875 million euros in 2026 and 8,143 million euros in years after 2026. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2021.
Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (995 million euros, see Note 15) and non-current financial assets (2,772 million euros, see Note 12).
In 2020 and 2021, the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flows used in financing activities (see Note 28). At December 31, 2021, the corresponding amount pending payment, recognized in “Loans and other payables” line, was 36 million euros (59 million euros at December 31, 2020).
The deferred payments made in relation to this item during the year amounted to 108 million euros (235 million euros in 2020).
The composition of the financial liabilities by category at December 31, 2021 and 2020 is as follows:

December 31, 2021
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	35,408	35,408	39,412
Loans and other payables	—	—	—	—	—	—	4,693	4,693	4,656
Derivative instruments	524	—	1,670	6	2,188	—	—	2,194	2,194
Total financial liabilities	524	—	1,670	6	2,188	—	40,101	42,295	46,262

Consolidated Annual Report 2021	Telefónica, S. A.	81

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

December 31, 2020
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	41,022	41,022	46,624
Loans and other payables	—	—	—	—	—	—	4,535	4,535	4,595
Derivative instruments	1,208	—	3,655	4	4,859	—	—	4,863	4,863
Total financial liabilities	1,208	—	3,655	4	4,859	—	45,557	50,420	56,082
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.
At December 31, 2021, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Peru and El Salvador), which amounted to approximately 1% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met and have no impact on the debt of the Telefónica Group companies. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2021 and 2020 as a result of fair value interest rate and exchange rate hedges.
Issues, promissory n
otes, commercial paper, loans and oth

Consolidated Annual Report 2021	Telefónica, S. A.	82

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
er payab
les
The movement in issues, promissory notes, commercial paper, loans and other payables in 2021 and 2020 arising from financial activities is as follows:

		Cash used in financing activities
Millions of euros	Balance at 12/31/2020	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2021
Issues	38,749	561	(5,847)	889	(444)	12	33,920
Promissory notes and commercial paper	2,273	53	(1,042)	5	—	199	1,488
Loans and other payables	4,535	3,120	(3,178)	(32)	80	168	4,693

		Cash used in financing activities
Millions of euros	Balance at 12/31/2019	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2020
Issues	42,636	4,011	(6,728)	(1,501)	344	(13)	38,749
Promissory notes and commercial paper	2,358	276	(343)	(16)	—	(2)	2,273
Loans and other payables	4,488	3,121	(2,605)	(290)	23	(202)	4,535

Debentures and bonds
At December 31, 2021, the nominal amount of outstanding debentures and bonds issues was 32,156 million euros (36,502 million euros at December 31, 2020). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2021, and the significant issues made during the year.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are fully owned subsidiaries of Telefónica, S.A.
Promissory notes and commercial paper
The main programs for issuance of promissory notes and commercial paper are the following:
•At December 31, 2021, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2021 was 999 million euros, issued at an average interest rate of -0.46% for 2021 (1,248 million euros issued in 2020 at an average rate of -0.28%).

•At December 31, 2021, Telefónica, S.A. had a corporate promissory note program for 2,000 million euros, with an outstanding balance at December 31, 2021 of 30 million euros (269 million euros at December 31, 2020).

Consolidated Annual Report 2021	Telefónica, S. A.	83

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Interest-bearing debt
The average interest rate on outstanding loans and other payables at December 31, 2021 was 1.30% (1.29% in 2020). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” line outstanding at December 31, 2021 and 2020 and their nominal amounts are provided in Appendix V.
Interest-bearing debt arranged or repaid in 2021 mainly includes the following:

Description	Limit 12/31/2021 (million euros)	Currency	Outstanding balance 12/31/2021 (million euros)	Arrangement date	Maturity date	Drawndown 2021 (million euros)	Repayment 2021 (million euros)
Telefónica, S.A.
Bilateral loan (1)	—	EUR	—	11/08/2019	06/14/2021	—	150
Bilateral loan (2)	—	EUR	—	03/26/2021	06/28/2021	200	200
Syndicated (3)	5,500	EUR	—	03/15/2018	03/15/2026	—	—
Bilateral loan (4)	—	EUR	—	12/04/2019	08/06/2021	—	200
Bilateral loan (5)	—	EUR	—	07/11/2019	08/16/2021	—	200
Credit (6)	—	GBP	—	05/23/2013	09/30/2021	—	116
Colombia Telecomunicaciones S.A. E.S.P.
Syndicated (7)	—	USD	—	03/18/2020	07/27/2021	—	210
Bilateral loan	—	COP	111	07/06/2021	03/19/2025	111	—
Telefónica Germany GmbH & Co. OHG
BEI Financing (Tranche 1)	—	EUR	300	12/18/2019	06/18/2029	300	—
BEI Financing (Tranche 2)	—	EUR	150	01/14/2020	07/14/2029	150	—
Syndicated (8)	750	EUR	—	12/17/2019	12/17/2026	—	—
T. Móviles Chile, S.A.
Syndicated	—	USD	—	04/15/2016	04/15/2021	—	—
Telxius Telecom, S.A.
Syndicated	300	EUR	162	12/01/2017	12/01/2024	—	36
Bilateral loan (9)	—	EUR	—	11/29/2019	08/31/2021	—	150
(1) On June 14, 2021, there was an early repayment of the bilateral loan for 150 million euros, originally scheduled to mature in 2030.
(2) On June 28, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2022.
(3) On March 15, 2021, there was an extension of the syndicated loan for 5,500 millions euros, originally scheduled to mature in 2025.
(4) On August 6, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2027.
(5) On August 16, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2026.
(6) On September 30, 2021, there was an early repayment of the 100 million sterling pounds credit, originally scheduled to mature in 2023.
(7) On March 12, 2021, there was an early repayment for 100 million dollars, on May 12, 2021 12.5 million dollars, on June 28, 2021 for 53 million dollars, on July 8, 2021, for 53.5 million dollars and on July 27, 2021 for 31 million dollars.
(8) On November 16, 2021, there was a maturity extension of its 750 million euros syndicated loan signed on December 17, 2019 until 2026.
(9) On August 31, 2021, there was an early repayment of the bilateral loan for 150 million euros, originally scheduled to mature in November 2021.

At December 31, 2021, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 12,182 million euros (13,354

Consolidated Annual Report 2021	Telefónica, S. A.	84

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
million euros at December 31, 2020), of which 11,791 million euros will mature in more than twelve months.
Loans by currency
The breakdown of “Loans and other payables” line by currency at December 31, 2021 and 2020, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Euro	3,148	2,557	3,148	2,557
U.S. dollar	885	1,707	781	1,391
Brazilian real	225	376	36	59
Colombian peso	1,399,759	899,695	310	214
Pounds sterling	1	100	1	111
Uruguayan peso	5,456	—	108	—
Chilean Peso	177,845	66,311	186	76
Other currencies			123	127
Total Group			4,693	4,535

Consolidated Annual Report 2021	Telefónica, S. A.	85

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 19. Derivative financial instruments and risk management policies
The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting the Group companies are as follows:
•Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.
•Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
•Share price risk: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from changes in the value of equity derivatives.
•Liquidity risk: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
•Country risk: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the Parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.
•Credit risk: appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.
Risk management
The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, credit, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.
The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt (including leases under IFRS 16) plus commitments as calculated by the Group. The Telefónica Group believes that these parameters are more appropriate to understand its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).
For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.

Consolidated Annual Report 2021	Telefónica, S. A.	86

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group's solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimated prices of the transactions or on estimated cash flows and OIBDA.
At December 31, 2021, the net financial debt in Latin American currencies was equivalent to approximately 6,853 million euros (4,884 million euros in 2020). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as an economic hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2021, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 418 million euros of asset position (202 million euros of asset position in 2020).
At December 31, 2021, net financial debt in pounds sterling was equivalent to 374 million euros (8,371 million euros at December 31, 2020). As a consequence of setting up in June 2021 of the joint venture VMED O2 UK (see Note 2), the previous objective of maintaining a debt in pounds sterling in the consolidated balance sheet of the Group of twice OIBDA has been modified, as a result of changing the consolidation of UK assets (VMED O2 UK is registered by equity method) and incorporating VMED O2 UK to leverage higher than the ratio of twice Debt OIBDA. The synthetic debt target denominated in pounds will be directly related to the flows that are expected to be repatriated from VMED O2 UK.
The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the statement of financial position sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments and collections in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
In 2021, net foreign exchange results were obtained from the management of the exchange rate (excluding monetary correction) for a total negative net result of 0.2 million euros (negative net result of 26 million euros in 2020).

Consolidated Annual Report 2021	Telefónica, S. A.	87

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2021 was considered constant during 2022; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2022 and identical to that existing at the end of 2021. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.
.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	(17)	(598)
USD vs EUR	10%	(1)	(56)
Other currencies vs EUR	10%	(12)	(51)
Latin American currencies vs USD	10%	(4)	(491)
All currencies vs EUR	(10%)	17	598
USD vs EUR	(10%)	1	56
Other currencies vs EUR	(10%)	12	51
Latin American currencies vs USD	(10%)	4	491
The Group’s monetary position in Venezuela at December 31, 2021 is a net asset position of 240 million Venezuelan digital bolivars equivalent to 13 million euros (109,774,609 million Venezuelan bolivars equivalent to 43 million euros at December 31, 2020). The net monetary position exposure in 2021 has been a debtor position, which led to a higher financial income of 24 million euros due to the effect of the monetary correction for inflation during the year (165 million euros in 2020).
Interest rate risk
The main objective of the interest rate risk management policy is to bring the Company's financing costs in line with the budget for financial expenses for the current year, as well as the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.
In order to meet this target, Telefónica mainly carried out the following:
    a) The interest rate of borrowings tied to a variable interest rate was set.
    b) Interest rate fluctuations of debt tied to a variable interest rate were reduced.
    c) Fixed rate debt instruments were converted into variable market rate debt instruments.
These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2021 the Euro, Brazilian Real, British Pound and American Dollar were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2021, 88.0% of Telefónica’s net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year, compared to 75.2% in 2020. Of the remaining 12.0% (net debt at floating rates or at fixed rates maturing within one year), no debt had interest rates bounded in a period over one year, versus 1.2 percentage points of net debt at floating rates or with fixed rates maturing within one year at December 31, 2020.
In addition, early retirement and Individual Suspension Plan liabilities (see Note 24) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The increase in interest rates during the year has led to a decrease in the market value of these liabilities. However, this decrease was nearly completely offset by the decrease in the market value of the hedges on these positions.
Net financial expense accumulated per year (1,364 million euros) decreased by 194 million euros compared to 2020 due to the reduction of debt in European currencies (despite the increase in interest rates in Brazil and a higher level of debt denominated in Brazilian reals) as well as other non-recurrent positive effects.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2021, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2021, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Consolidated Annual Report 2021	Telefónica, S. A.	88

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(33)	(449)
-100bp	33	449

Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of convertible or exchangeable instruments issued by Telefónica Group, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.
According to the share-based payments plans (see Note 27), the shares to be delivered to employees under such plan may be either Telefónica S.A. treasury shares, acquired by itself or any of its Group companies; or newly issued shares. The possibility of delivering shares to beneficiaries of the plans in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2018, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2018, 2019 and 2020.The first of the three cycles (2018) matured on December 31, 2020 with a result of a delivery of shares to its participants in 2021. Additionally, the 2018 Shareholder’s Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which has delivered shares to its participants in 2021 (see Note 27). In 2021, the General Shareholder’s Meeting approved a new Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. In January 2021 the first cycle commenced and the others will start, respectively, in January 2022 and 2023 (see Note 27).
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2021 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.
Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:
1.The Telefónica Group’s average maturity of net financial debt is intended to stay above six years or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt, a portion of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.
2.The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.
At December 31, 2021, the average maturity of net financial debt (26,032 million euros) was 13.63 years (including undrawn committed credit facilities).
At December 31, 2021, financial liabilities (Note 18) and lease liabilities (Note 20) scheduled to mature in 2022 amounted to 7,005 and 1,679 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2022, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 11,791 million euros at December 31, 2021), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2021, see Note 18 and Appendix V.
Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
1.Partly matching assets to liabilities (those not guaranteed by the Parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and
2.Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding the first point, at December 31, 2021, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the Parent company of 1,265 million euros, which represents 4.9% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 1,087 million euros from Latin America companies have been received in 2021, of which 712 million euros was in the form of dividends.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
Net CVA (CVA+DVA) or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default (LGD). In order to calculate these variables standard market practices are used.
At the same time, and in order to address the credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSA's under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating) and the instruments in which the surpluses may be invested (money-market instruments).
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques, adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets and the guarantees given by the Telefónica Group.
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2021, these guarantees amounted to approximately 6,192 million euros (5,080 million euros at December 31, 2020).
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. In addition, Telefónica also uses as reference net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flows generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Interest rate benchmark reform and associated risks
During 2020 a fundamental reform of major interest rate benchmarks was launched globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives, thus the Group anticipates that IBOR reform will impact its Risk Management Areas.
During 2020 the Group was exposed to the following interest rate benchmarks within its hedge accounting relationships, which were subject to interest rate reform: Libor USD, Libor GBP and Libor CHF. During 2021, the transition has been made to the new reference indices affected as of December 31, 2021, except for the USD Libor, whose transition will be made in June 2023.
Regarding to the Euribor, and according to the European Union Benchmarks Regulation, the Group expects that it will continue to exist as a benchmark rate for the foreseeable future.
The Group applies the amendments to IFRS 9 to those hedging relationships directly affected by IBOR reform, and therefore it assumes that the benchmark interest rate is not altered as a result of it. The detail of notional amounts of the hedging instruments in hedging relationships which are subject to the reform as of December 31, 2021 and December 31, 2020 is as follows:

	Gross notional in original currency (in millions)
Interest rate index/Tenor	2021	2020
USD Libor 3M	35,140	39,048
GBP Libor 3M	n.a.	2,200
CHF Libor 3M	n.a.	300
USD Libor 1M	—	150
USD Libor 6M	140	140
n.a.: not applicable.
The Corporate Finance department leads a working team to manage the transition in the Group. It closely monitors the market and the outputs from the industry, including announcements by the IBOR regulators on the discontinuation dates of current IBORs, which have recently undergone changes.
Another relevant aspect of the reform is the need to incorporate substitute indexes (known as fallbacks) of the reference rates used into the contracts. In order to incorporate these substitute indexes into the contracts, The Group has decided not to adhere to the ISDA Protocol and has negotiated bilateral contracts with each affected counterparty during 2021.
The Group will continue to apply the amendments of IFRS 9 until the uncertainty arising from the benchmark interest rate reforms with respect to the timing and amount of the underlying cash-flows to which the Group is exposed ends.
In relation to the benchmark interest rate reform, IFRS regulations have incorporated information requirements on the exposure of entities to benchmark interest rates in the process of transition at the close of financial year 2021.
At December 31, 2021 the book value of assets referenced to USD Libor rates amounts to 333 million euros and the book value of financial liabilities including lease liabilities referenced to USD Libor rates amounts to 661 million euros.
Derivatives policy
At December 31, 2021, the nominal value of outstanding derivatives with external counterparties amounted to 84,794 million euros equivalent, a 22% decrease from December 31, 2020 (109,267 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
The main principles in the management of derivatives are detailed below:
1) Derivatives based on a clearly identified hedged items.
Telefónica’s derivatives policy emphasizes the following points:
•Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.
•Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements to be treated as hedges for accounting purposes. The decision to arrange these hedges if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.
2) Matching of the hedged item to one side of the derivative.
This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.
In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.
3) Matching the company contracting the derivative and the company that owns the hedged item.
Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).
4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.
Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. These tools most notably include the Kondor+ system, licensed by Reuters, and the Calypso system, both extensively used among various financial institutions, as well as the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods, and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRA, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and exchange rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.
5) Sale of options only when there is an underlying exposure.
Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.
6) Hedge accounting.
The main risks that may qualify for hedge accounting are as follows:
•Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.
•Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.
•Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Equity instruments”.
•Variations in the price of commodities related to contracts that the Group has with third parties.
Regarding the underlying:
•Hedges can cover all or part of the value of the underlying.
•The risk to be hedged can be for the whole period of the transaction or for only part of the period.
•The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.
The main coverage instruments used are:
•Forwards / NDF: they are used mainly for exchange rate hedges related to commercial positions in foreign currency. They can also be used to hedge financing in foreign currency and net investment hedge in foreign currency.
•Exchange Rate Options: in some cases, this type of instruments can be used linked to future CapEx and OpEx operations and investments and divestments in foreign currency.
•Spots: for purchases and sales of currencies that are made same day value or two days’ value. Generally used for operational needs or for divestments of operations in foreign currency.
•Currency swaps: this type of transaction is generally executed to hedge bonds issuance or loans issued in foreign currency or net investment hedge.
•Interest Swaps / Interest Rate Options: these instruments are used to manage the interest rate of the debt portfolio. Their use of them is ruled by the Financial Expenses Budget with the objective of its fulfillment. Both the volume to be contracted and the maturity of these products are determined by the underlying assets to be hedged.
It is possible that in several markets the maturity, as well as the low liquidity, does not allow to contract a "perfect” hedge, but this circumstance will have to be analyzed case by case.
•CDS: in order to manage the counterparty credit risk or CVA / DVA, CDS operations can be arranged to mitigate this risk.
•Derivatives of Commodities: supporting the business lines that may need it and always hedging the commercial risks of the signed contracts. They would be settled by differences, this is, in a non-deliverable format.
•Equity Derivatives: these are derivatives that address strategic decisions or hedging needs, either to hedge future investments or hedge existing risks. They protect Telefónica from the potential appreciation or depreciation in the price of the shares they hold as underlying.
Between the hedged item and the hedging instrument there is an economic relationship, this is, in general terms they move in opposite directions due to the same risk or risk covered. In other words, there must be an expectation that the value of the hedging instrument and the value of the hedged item will change systematically in opposite directions in response to the movements of one of the following elements:
•the same underlying item; or
•Underlying items that are economically related in such sense that they respond similarly to the risk that is being hedged.
Depending on the complexity of the hedge relationship and the way in which the hedge has been structured, a quantitative or qualitative analysis will have to be performed to demonstrate that there is an economic relationship between the hedged item and the hedging instrument.
This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Telefónica Group enters into long-term swaps, caps or collars to protect the Group against interest rate increases that may raise the financial expense of its promissory notes, commercial

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are canceled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was canceled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.
There can be three types of hedges:
•Fair value hedges.
•Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options.
•Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica S.A. and other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives either forwards or cross-currency swaps are mainly used to hedge the net investment.
When using options, forwards or cross-currency swaps as hedging instruments, the exclusion of the time value of the option, the element at maturity of the forward and the currency spread of the cross-currency swap of the hedging relationship are evaluated on a case by case basis, in order to be treated as hedge costs.
Hedges can comprise a combination of different derivatives.
Management of accounting hedges is not static, and the hedging relationship may change before maturity. The interruption of the hedge accounting is possible within the framework of the management of financial risks and described in the internal document of “financial risks management and hedging strategy under IFRS 9”. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model prospectively. To evaluate the effectiveness of hedges, under IFRS 9, there is no numerical range under which it is accepted that a hedge is effective and hence the hedge accounting standards are applicable. Therefore, Telefónica considers that if there is an economic relationship, not dominated by changes in credit risk and if the appropriate hedging rationale has been designated, the requirements for effectiveness are met. However, at the moment when ineffectiveness arises, Telefónica will evaluate whether there is still an economic relationship or whether the designated hedging rationale is appropriate. The possible sources of ineffectiveness that Telefónica can have when designing a hedging relationship and that will be considered when establishing the hedging rationale are:
•The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.
•The hedging instrument starts with initial value and a financing effect is produced.
•When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.
The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by the company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.
7) Cancellation of derivatives.
When a derivative transaction is canceled, the company may:
•Cancel the derivative and pay its market value.
•Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The breakdown of the financial results recognized in 2021, 2020 and 2019 is as follows:

Millions of euros	2021	2020	2019
Interest income	191	185	291
Dividends received	14	12	15
Other financial income	174	159	120
Subtotal	379	356	426
Changes in fair value of asset derivatives at fair value through profit or loss	132	255	353
Changes in fair value of liability derivatives at fair value through profit or loss	(24)	(507)	(376)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	—	(3)	(3)
(Loss)/Gain on fair value hedges	(517)	563	604
Gain/(loss) on adjustment to items hedged by fair value hedges	527	(525)	(540)
Subtotal	118	(217)	38
Interest expenses	(1,290)	(1,320)	(1,690)
Financial expenses on lease liabilities (see Note 20)	(274)	(193)	(213)
Ineffective portion of cash flow hedges	(41)	45	(20)
Accretion of provisions and other liabilities	(169)	(280)	(334)
Other financial expenses	(137)	(131)	(160)
Subtotal	(1,911)	(1,879)	(2,417)
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	(1,414)	(1,740)	(1,953)

"Other financial income" in 2021 included 90 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (85 million euros in 2020, see Notes 12 and 25).
The impact of hyperinflation on the net monetary position of the Group’s subsidiaries in Argentina amounted to 25 million euros in 2021 (43 million euros in 2020 and 42 million euros in 2019) and is recorded under Exchange differences in the consolidated income statement.

Evolution of derivative instruments
The movement of the net position of derivatives during the years ended December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	Movement in 2021	Movement in 2020
Opening balance of assets/(liabilities)	13	1,948
Financing payments	34	139
Financing proceeds	89	(1,119)
Interest (proceeds)/payments	(91)	(549)
Other (proceeds)/payments	(31)	(11)
Fair value adjustments through other comprehensive income	1,733	(870)
Movements with counterparty in the income statement	(538)	638
Translation differences	393	(170)
Other movements	(29)	7
Closing balance of assets/(liabilities)	1,573	13
The variation in 2021 represents an increase of 1,560 million euros of asset (increase of 1,935 million euros of

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
liability in 2020) mainly due to the increase in dollar and euro interest rates and the evolution of the EUR/USD exchange rate. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.
Net financial debt as of December 31, 2021 includes a positive value of the derivatives portfolio for a net amount of 1,573 million euros (see Note 2). This amount includes a positive value of 188 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a negative value of 557 million euros at December 31, 2020).
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.
The derivatives portfolio was measured through the techniques and models normally used in the market, based on money market curves and volatility prices available in the markets. Additionally, the credit valuation adjustment or net CVA per counterparty (CVA+DVA) is calculated on that measurement as the method used to measure the credit risks of the counterparties and also Telefónica for the purpose of adjusting the fair value valuation of the derivatives. This adjustment reflects the possibility of bankruptcy or credit rating impairment of the counterparty and Telefónica.
Derivatives arranged by the Group at December 31, 2021 are detailed in Appendix IV.

Consolidated Annual Report 2021	Telefónica, S. A.	96

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The breakdown of Telefónica’s hedges and other derivative instruments at December 31, 2021 and December 31, 2020, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2021
Millions of euros	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
	2022	2023	2024	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(5,020)	(904)	98	8,805	2,979	(2,301)	(908)	1,438	232	(1,539)
Interest rate risk	63	(801)	(1)	(2,860)	(3,599)	(914)	(480)	22	4	(1,368)
Cash flow hedges	64	—	—	1,060	1,124	(24)	(11)	11	4	(20)
Fair value hedges	(1)	(801)	(1)	(3,920)	(4,723)	(890)	(469)	11	—	(1,348)
Exchange rate risk	(5,021)	26	19	8,824	3,848	(1,245)	(131)	1,124	228	(24)
Cash flow hedges	318	32	19	8,824	9,193	(1,245)	(102)	1,124	95	(128)
Fair value hedges	209	(6)	—	—	203	—	(28)	—	18	(10)
Net investments hedges	(5,548)	—	—	—	(5,548)	—	(1)	—	115	114
Interest rate and exchange rate risk	(62)	(129)	80	2,841	2,730	(142)	(297)	292	—	(147)
Cash flow hedges	189	118	80	2,841	3,228	(97)	(104)	292	—	91
Fair value hedges	(251)	(247)	—	—	(498)	(45)	(193)	—	—	(238)
Undesignated derivatives	(1,254)	(1,187)	(303)	(1,238)	(3,982)	(471)	(87)	397	127	(34)
Other derivatives of interest rate	(963)	(1,283)	(303)	(1,238)	(3,787)	(244)	(55)	170	8	(121)
Other derivatives of exchange rate	(740)	(370)	—	—	(1,110)	(214)	(23)	142	101	6
Other derivatives	449	466	—	—	915	(13)	(9)	85	18	81
Total derivative instruments	(6,274)	(2,091)	(205)	7,567	(1,003)	(2,772)	(995)	1,835	359	(1,573)
No derivatives instruments of accounting hedges (***)	—	—	133	—	133	—	—	132	—	132
Exchange rate risk	—	—	133	—	133	—	—	132	—	132
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	—	133	—	133	—	—	132	—	132
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

Consolidated Annual Report 2021	Telefónica, S. A.	97

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
(***) Of the hedging instruments that are not derivatives,132 million euros correspond to "Loans and other debts"" (see Note 18).

December 31, 2020
Millions of euros	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
	2021	2022	2023	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(5,576)	415	(679)	8,205	2,365	(2,958)	(827)	3,459	196	(130)
Interest rate risk	(348)	(491)	(801)	(2,667)	(4,307)	(1,196)	(524)	79	6	(1,635)
Cash flow hedges	1	67	—	994	1,062	(2)	(3)	69	6	70
Fair value hedges	(349)	(558)	(801)	(3,661)	(5,369)	(1,194)	(521)	10	—	(1,705)
Exchange rate risk	(5,362)	717	—	8,242	3,597	(1,361)	(162)	2,607	147	1,231
Cash flow hedges	848	711	—	8,242	9,801	(1,361)	(91)	2,607	72	1,227
Fair value hedges	144	6	—	—	150	—	(6)	—	9	3
Net investments hedges	(6,354)	—	—	—	(6,354)	—	(65)	—	66	1
Interest rate and exchange rate risk	134	189	122	2,630	3,075	(401)	(141)	773	43	274
Cash flow hedges	247	189	668	2,630	3,734	(232)	(93)	748	2	425
Fair value hedges	(113)	—	(546)	—	(659)	(169)	(48)	25	41	(151)
Undesignated derivatives	(7,382)	(519)	(258)	(1,541)	(9,700)	(708)	(383)	709	499	117
Other derivatives of interest rate	(4,287)	(673)	(258)	(1,541)	(6,759)	(629)	(141)	625	2	(143)
Other derivatives of exchange rate	(3,856)	—	—	—	(3,856)	(79)	(240)	84	239	4
Other derivatives	761	154	—	—	915	—	(2)	—	258	256
Total derivative instruments	(12,958)	(104)	(937)	6,664	(7,335)	(3,666)	(1,210)	4,168	695	(13)
No derivatives instruments of accounting hedges (***)	—	—	—	680	680	—	—	705	—	705
Exchange rate risk	—	—	—	680	680	—	—	705	—	705
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	—	—	680	680	—	—	705	—	705
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 122 million euros correspond to "Loans and other debts" and 583 million euros to "Obligations and bonds" (see Note 18).

Consolidated Annual Report 2021	Telefónica, S. A.	98

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The detail of hedged items by fair value hedges at December 31, 2021 and December 31, 2020 are as follows:

December 31, 2021
Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	226	—	226	—	4	—	4	—
Financial assets and other non-current assets	—	101	—	101	—	1	—	1	—
Receivables and other current assets	—	106	—	106	—	3	—	3	—
Other heading of assets	—	19	—	19	—	—	—	—	—
Liabilities	6,101	1,437	2,460	9,998	1,322	(23)	390	1,689	63
Non-current financial liabilities	5,987	558	1,919	8,464	1,309	—	195	1,504	52
Non-current lease liabilities	31	—	—	31	(2)	—	—	(2)	—
Payables and other non-current liabilities	—	55	—	55	—	(3)	—	(3)	—
Current financial liabilities	83	—	541	624	15	—	195	210	16
Payables and other current liabilities	—	824	—	824	—	(20)	—	(20)	(5)
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

Consolidated Annual Report 2021	Telefónica, S. A.	99

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

December 31, 2020
Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	220	—	220	—	(6)	—	(6)	—
Financial assets and other non-current assets	—	82	—	82	—	(1)	—	(1)	—
Receivables and other current assets	—	132	—	132	—	(5)	—	(5)	—
Other heading of assets	—	6	—	6	—	—	—	—	—
Liabilities	6,888	1,320	2,985	11,193	1,663	9	386	2,058	71
Non-current financial liabilities	6,656	787	2,748	10,191	1,660	—	373	2,033	70
Non-current lease liabilities	—	59	—	59	—	—	—	—	—
Payables and other non-current liabilities	4	28	—	32	—	2	—	2	—
Current financial liabilities	228	11	237	476	3	—	13	16	5
Payables and other current liabilities	—	435	—	435	—	7	—	7	(4)
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

Consolidated Annual Report 2021	Telefónica, S. A.	100

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The evolutions of hedges in equity at December 31, 2021 and December 31, 2020 are as follows:

Millions of euros	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941	(295)	646
Changes in the fair value registered in equity	34	1,473	445	(353)	(5)	1,594	(396)	1,198
Transfer to the initial value of hedged item	—	(1)	(1)	—	—	(2)	1	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	48	(782)	(188)	(962)	—	(1,884)	478	(1,406)
Total translation differences	2	—	(3)	—	—	(1)	1	—
Other movements	—	—	—	(41)	—	(41)	41	—
Balance at 12/31/2021	(70)	247	(270)	705	(5)	607	(170)	437
Amounts remaining in equity for continuing hedges	(7)	211	(184)	705	(5)	720
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(63)	36	(86)	—	—	(113)
Balance at 12/31/2021	(70)	247	(270)	705	(5)	607
The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +72 million euros (+116 million euros in 2020), see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this note, and in exchange differences amounted to +873 million euros (-1,093 million euros in 2020).

Consolidated Annual Report 2021	Telefónica, S. A.	101

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729	(227)	502
Changes in the fair value registered in equity	(71)	(923)	(476)	713	6	(751)	180	(571)
Transfer to the initial value of hedged item	3	(1)	(4)	—	—	(2)	1	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	67	633	267	—	—	967	(249)	718
Total translation differences	(1)	—	—	(1)	—	(2)	—	(2)
Other movements	(4)	4	—	—	—	—	—	—
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941	(295)	646
Amounts remaining in equity for continuing hedges	(68)	(478)	(433)	2,061	—	1,082
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(86)	35	(90)	—	—	(141)
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941

Consolidated Annual Report 2021	Telefónica, S. A.	102

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The evolution of cost of hedging in equity in 2021 and 2020 are as follows:

Millions of euros	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element / CBS
	A time-period related hedge item
Balance at 12/31/2019	31	31	(7)	24
Changes in the fair value registered in equity	(98)	(98)	24	(74)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(8)	(8)	2	(6)
Balance at 12/31/2020	(75)	(75)	19	(56)
Changes in the fair value registered in equity	128	128	(32)	96
Transfer to the income statement of the period - the hedged item has affected profit or loss	(10)	(10)	2	(8)
Balance at 12/31/2021	43	43	(11)	32

Consolidated Annual Report 2021	Telefónica, S. A.	103

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The details of the ineffective portion of accounting hedges with impact on the income statement in 2021 and 2020 are as follows:

Consolidated Annual Report 2021	Telefónica, S. A.	104

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

2021
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	(142)	(143)	1
Cash flow hedges	8	7	1
Fair value hedges	(150)	(150)	—
Exchange rate risk	960	994	(34)
Cash flow hedges	1,510	1,544	(34)
Net investment hedges	(550)	(550)	—
Interest rate and exchange rate risk	412	418	(6)
Cash flow hedges	412	418	(6)
Total	1,230	1,269	(39)

2020
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	289	288	1
Cash flow hedges	(22)	(23)	1
Fair value hedges	311	311	—
Exchange rate risk	(461)	(508)	47
Cash flow hedges	(917)	(964)	47
Net investment hedges	456	456	—
Interest rate and exchange rate risk	(238)	(234)	(4)
Cash flow hedges	(238)	(234)	(4)
Total	(410)	(454)	44

Consolidated Annual Report 2021	Telefónica, S. A.	105

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 20. Lease liabilities
The evolution of lease liabilities in 2021 and 2020 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2020	5,294
Additions	2,030
Sale of the towers division of Telxius	2,650
Principal and interests payments	(1,859)
Principal payments (Note 28)	(1,782)
Interests payments (Note 28)	(246)
Minus: Payments of companies held for sale and sold companies during 2021	169
Disposals	(288)
Inclusion of companies	14
Accrued interests (1)	259
Translation differences and hyperinflation adjustments	29
Transfers and others	(59)
Balance at 12/31/2021	8,070
(1) Total accrued interests in 2021 amounted to 274 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 19).

Millions of euros	Lease liabilities
Balance at 12/31/2019	7,226
Additions	1,969
Principal and interests payments	(1,761)
Principal payments (Note 28)	(1,787)
Interests payments (Note 28)	(179)
Minus: Payments of companies held for sale during 2020	205
Disposals	(387)
Accrued interests (1)	178
Translation differences and hyperinflation adjustments	(766)
Transfers and others	(1,165)
Balance at 12/31/2020	5,294
(1) Total accrued interests in 2020 amounted to 193 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 19).

In 2021 Telxius sold its telecommunications towers division to American Tower Corporation (see Note 2). The Telefónica Group operators maintained the leases agreements of the towers signed with the companies sold subsidiaries of Telxius. Consequently, as of the closing date of the transactions, lease liabilities were recorded in the consolidated statement of financial position in the amount of 2,775 million euros. “Sale of the towers division of Telxius” also includes the derecognition of lease liabilities with third parties corresponding to the second phase of the sale agreement between Telefonica Germany and Telxius in the amount of 125 million euros. Additionally, at December 31, 2020, there were lease liabilities of Telxius subsidiaries recorded as non-current liabilities held for sale amounting to 570000000 million euros (see Note 30).
"Additions" includes fixed asset sale and leaseback transactions, which amounted to 51 million euros in 2021 (53 million euros in 2020). The gain recorded in 2021 and 2020 for sale and leaseback transactions amounted to 263 million euros and 79 million euros, respectively (see Note 26).
"Transfers and others" in 2021 includes the reclassification of lease liabilities of Telefónica El Salvador amounting to 43 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Transfers and others" in 2020 included the transfer to "Liabilities associated with non-current assets and disposal groups held for sale" of the lease liabilities of Telefónica UK and the divisions of telecommunications towers of Telxius which amounted to 637 and 570 million euros, respectively (see Note 30).
"Inclusion of companies" in 2021 corresponds to the acquisition of Cancom (see Note 5) amounting to 14 million euros.
There are commitments for leases not started at December 31, 2021 amounting to 1,307 million euros, mainly to the sites construction agreement between Telefónica Germany GmbH and Telxius Towers Germany GmbH. At December 31, 2020 the commitments for leases not started amounted to 181 million euros.

Consolidated Annual Report 2021	Telefónica, S. A.	106

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The maturity schedule of lease liabilities at December 31, 2021 is as follows:

Millions of euros
	Current	Non-Current
Maturity	2022	2023	2024	2025	2026	Subsequent years	Non-current total	Total
Lease liabilities	1,747	1,555	1,301	1,069	806	2,133	6,864	8,611

Consolidated Annual Report 2021	Telefónica, S. A.	107

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 21. Payables and other non-current liabilities

The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Payables	1,733	1,452
Trade payables	236	101
Payables for spectrum acquisition	1,361	1,195
Other payables	136	156
Other non-current liabilities	1,356	1,109
Contractual liabilities (Note 23)	829	762
Deferred revenue	217	193
Current tax payables	310	154
Total	3,089	2,561
Payables and other non-current liabilities of Telefónica United Kingdom were registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
The outstanding liabilities at December 31, 2021 from the acquisition of spectrum licenses by Telefónica Brazil in November 2021 (see Note 6) amounted to 4,451 million Brazilian real (704 million euros at closing exchange rate of 2021) including 1,704 million Brazilian reais (270 million euros at closing exchange rate of 2021) were classified as non-current.
In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a total cost of 1,425 million euros. The Company, like the other auction participants, reached an agreement whereby the auction proceeds will be paid in interest-free, annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2021 the payments amounted to 108 million euros and 87 million euros in 2020 (see Note 28). The current value of the debt at December 31, 2021 amounted to 1,097 million euros (1,196 million euros at December 31, 2020), 990 million euros have a maturity of more than twelve months (1,089 million euros at December 31, 2020).
In addition, "Payables for spectrum acquisition" includes the deferred portion of the payment for acquiring the spectrum use license in Spain in 2021, amounting to 79 million euros (85 million euros at December 31, 2020).
Payments for financed licenses for the years 2021 and 2020 amounted to 165 and 147 million euros, respectively (see Note 28).
“Deferred revenues” include grants amounting to 55 million euros at December 31, 2021 (64 million euros at December 31, 2020).

Consolidated Annual Report 2021	Telefónica, S. A.	108

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 22. Payables and other current liabilities
The composition of “Payables and other current liabilities” at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Payables	11,872	9,626
Trade payables	6,982	5,913
Payables to suppliers of property, plant and equipment	2,752	2,428
Payables for spectrum acquisition	569	178
Other payables	997	881
Dividends pending payment	228	215
Associates and joint ventures payables (Note 10)	344	11
Other current liabilities	1,338	1,286
Contract liabilities (Note 23)	958	976
Deferred revenue	115	93
Advances received	265	217
Total	13,210	10,912
Payables and other current liabilities of Telefónica United Kingdom were registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see notes 2 and 30).
At December 31, 2021, “Payables for spectrum acquisition”, included the debt maturing within twelve months of the spectrum licenses in Telefónica Brazil adquired in 2021 (see Note 21) amounting to 2,746 million Brazilian real (434 million euros at closing exchange rate of 2021) and the spectrum licenses in Telefónica Germany (see Note 21) amounting to 107 million euros (107 million euros in 2020).
In addition, this section includes the deferred portion of the current pending payment for acquiring the spectrum in Mexico in 2010, for an equivalent of 2 million euros (34 million euros at December 31, 2020).
Associates and joint ventures payables at December 31, 2021 includes the obligation in relation to the O2 UK pension plans arising as a result of the constitution of VMED O2 UK, Ltd amounting to 213 million pounds sterling (253 million euros at closing exchange rate of 2021, see Notes 10 and 29.c).
“Deferred revenue” includes grants amounting to 12 million euros at December 31, 2021 (13 million euros at December 31, 2020).
The composition of current "Other payables" at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Accrued employee benefits	516	465
Other non-financial non-trade payables	481	416
Total	997	881
Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5.
In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2021	2020
Number of days
Weighted average maturity period	54	53
Ratio of payments	56	55
Ratio of outstanding invoices	42	40
Millions of euros
Total payments	7,671	7,311
Outstanding invoices	1,264	1,164
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2021 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month.

Consolidated Annual Report 2021	Telefónica, S. A.	109

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2021 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2021, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 54 days (53 days in 2020).

Consolidated Annual Report 2021	Telefónica, S. A.	110

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 23. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and capitalized costs in 2021 and 2020 is as follows:

Millions of euros	Balance at 12/31/2020	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Long-term contractual assets (Note 12)	145	113	—	(49)	—	—	209
Contractual assets	146	113	—	(49)	—	—	210
Impairment losses	(1)	—	—	—	—	—	(1)
Short-term contractual assets (Note 14)	104	180	(198)	48	(1)	—	133
Contractual assets	113	182	(201)	48	(1)	—	141
Impairment losses	(9)	(2)	3	—	—	—	(8)
Total	249	293	(198)	(1)	(1)	—	342

Millions of euros	Balance at 12/31/2019	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2020
Long-term contractual assets (Note 12)	138	212	(6)	(196)	(3)	—	145
Contractual assets	144	213	(6)	(202)	(3)	—	146
Impairment losses	(6)	(1)	—	6	—	—	(1)
Short-term contractual assets (Note 14)	351	272	(392)	(103)	(24)	—	104
Contractual assets	381	275	(400)	(116)	(27)	—	113
Impairment losses	(30)	(3)	8	13	3	—	(9)
Total	489	484	(398)	(299)	(27)	—	249
Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

Consolidated Annual Report 2021	Telefónica, S. A.	111

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The movement of the deferred expenses in 2021 and 2020 is as follows:

Millions of euros	Balance at 12/31/2020	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Non-current capitalized costs (Note 12)	331	631	—	(401)	(6)	—	555
Of obtaining a contract	212	496	—	(334)	(3)	—	371
Of fulfilling a contract	119	135	—	(67)	(3)	—	184
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	580	489	(799)	400	(2)	—	668
Of obtaining a contract	469	388	(653)	333	—	—	537
Of fulfilling a contract	111	101	(146)	67	(2)	—	131
Impairment losses	—	—	—	—	—	—	—
Total	911	1,120	(799)	(1)	(8)	—	1,223

Millions of euros	Balance at 12/31/2019	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2020
Non-current capitalized costs (Note 12)	221	446	(2)	(318)	(16)	—	331
Of obtaining a contract	191	369	(2)	(337)	(9)	—	212
Of fulfilling a contract	30	77	—	19	(7)	—	119
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	625	459	(774)	302	(32)	—	580
Of obtaining a contract	573	361	(652)	210	(23)	—	469
Of fulfilling a contract	52	98	(122)	92	(9)	—	111
Impairment losses	—	—	—	—	—	—	—
Total	846	905	(776)	(16)	(48)	—	911
In 2020, the Group revisited the allocation to profit or loss period of incremental costs of obtaining a contract with indefinite duration, to match it with the pattern of transfer of goods or services under the contract to which those costs relate. Pursuant to this analysis such costs are recognized as an asset and expensed on a systematic basis, considering the renewals estimated on the basis of the customer churn rate, except in situations in which there are costs on contract renewal that are commensurate with the costs paid on the initial contract. The change in accounting estimate for this type of contract resulted in the capitalization of costs amounting to 95 million euros in 2020, mainly in Spain, Brazil, Chile, Peru and Colombia. These costs are expensed over a three to five-year term, in line with the average customer life in each segment.

Consolidated Annual Report 2021	Telefónica, S. A.	112

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The movement of contractual liabilities of contracts with customers in 2021 and 2020 is as follows:

Millions of euros	Balance at 12/31/2020	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Long-term contractual liabilities (Note 21)	762	270	(4)	(11)	(206)	18	—	829
Short-term contractual liabilities (Note 22)	976	5,182	(725)	(4,694)	204	2	13	958
Total	1,738	5,452	(729)	(4,705)	(2)	20	13	1,787

Millions of euros	Balance at 12/31/2019	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2020
Long-term contractual liabilities (Note 21)	851	452	(15)	—	(495)	(31)	—	762
Short-term contractual liabilities (Note 22)	1,283	5,111	(655)	(4,647)	(56)	(60)	—	976
Total	2,134	5,563	(670)	(4,647)	(551)	(91)	—	1,738
"Transfers" in 2020 includes the reclassification of contractual assets of Telefónica UK amounting to 318 million euros, to "Non-current assets and disposal groups held for sale" of the statement of financial position. Furthermore, "Transfers" in 2020 includes the reclassification of contractual liabilities of Telefónica UK amounting to 529 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
The maturity schedule of contractual liabilities at December 31, 2021 is as follows:

Millions of euros	2022	2023	2024	Subsequent years	Total
Contractual liabilities, activation fees	56	9	4	3	72
Contractual liabilities, sales of prepay cards	464	—	—	—	464
Contractual liabilities, services	299	151	9	14	473
Contractual liabilities, sales of handsets	20	4	—	—	24
Contractual liabilities, sales of other equipments	3	—	—	19	22
Contractual liabilities, irrevocable rights to use	60	56	54	440	610
Other contractual liabilities	56	13	9	44	122
Maturity of performance obligations	958	233	76	520	1,787

Consolidated Annual Report 2021	Telefónica, S. A.	113

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 24. Provisions
The amounts of provisions in 2021 and 2020 are as follows:

	12/31/2021			12/31/2020
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,003	5,395	6,398	930	4,960	5,890
Termination plans	254	374	628	306	479	785
Post-employment defined benefit plans	8	400	408	8	484	492
Other benefits	741	4,621	5,362	616	3,997	4,613
Dismantling of assets	25	552	577	32	645	677
Other provisions	413	1,715	2,128	342	1,552	1,894
Total	1,441	7,662	9,103	1,304	7,157	8,461

a) Employee benefits
In 2021 the Group recorded a provision of 1,663 million euros (71 million euros in 2020). In 2021, 1,382 million euros corresponds to Teléfonica Spain, mainly relating to the Individual Suspension Plan described in “Other benefits”. The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2021	2020
Telefónica Spain	1,382	(2)
Telefónica Germany	22	37
Telefónica Hispam	174	17
Other companies	85	19
Total	1,663	71
Termination plans
The movement in provisions for termination plans in 2021 and 2020 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/2019	1,215
Additions	73
Retirements/amount applied	(456)
Transfers	(14)
Translation differences, hyperinflation adjustments and accretion	(33)
Provisions for termination plans at 12/31/2020	785
Additions	249
Retirements/amount applied	(409)
Translation differences, hyperinflation adjustments and accretion	3
Provisions for termination plans at 12/31/2021	628

Consolidated Annual Report 2021	Telefónica, S. A.	114

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Telefónica Spain
The 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 participating employees and the provisions recorded at December 31, 2021 and 2020 amounted to 145 million euros and 312 million euros, respectively. The amount for this provision classified as current totaled 107 million euros at December 31, 2021.
The companies bound by these commitments calculated provisions required at 2021 and 2020 year-ends using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.
The discount rate used for the termination plans of Telefónica Spain at December 31, 2021 was 0.07% with an average plan length of 0.89 years.
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2021
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	322	549	67	22	960
Assets	(99)	(660)	—	(15)	(774)
Net provision before asset ceiling	223	(111)	67	7	186
Asset ceiling	—	199	—	—	199
Total	223	88	67	7	385
Net provision	231	103	67	7	408
Net assets	8	15	—	—	23

Consolidated Annual Report 2021	Telefónica, S. A.	115

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

12/31/2020
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	350	643	74	19	1,086
Assets	(95)	(693)	—	(13)	(801)
Net provision before asset ceiling	255	(50)	74	6	285
Asset ceiling	—	173	—	—	173
Total	255	123	74	6	458
Net provision	262	149	74	7	492
Net assets	7	26	—	1	34

Consolidated Annual Report 2021	Telefónica, S. A.	116

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The movement in the present value of obligations in 2021 and 2020 is as follows:

Millions of euros	United Kingdom	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2019	1,858	304	982	78	17	3,239
Translation differences	(38)	—	(280)	(12)	(1)	(331)
Current service cost	—	10	5	4	1	20
Interest cost	—	3	55	4	—	62
Actuarial losses and gains	—	37	(81)	4	—	(40)
Benefits paid	—	(4)	(38)	(3)	(1)	(46)
Transfers	(1,820)	—	—	—	—	(1,820)
Other movements	—	—	—	(1)	3	2
Present value of obligation at 12/31/2020	—	350	643	74	19	1,086
Translation differences	—	—	5	(4)	1	2
Current service cost	—	10	4	2	1	17
Interest cost	—	2	48	7	—	57
Actuarial losses and gains	—	(36)	(115)	(4)	1	(154)
Benefits paid	—	(4)	(36)	(4)	(1)	(45)
Plan curtailments	—	—	—	(22)	—	(22)
Other movements	—	—	—	18	1	19
Present value of obligation at 12/31/2021	—	322	549	67	22	960

Consolidated Annual Report 2021	Telefónica, S. A.	117

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Movements in the fair value of plan assets in 2021 and 2020 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2019	1,839	93	1,038	12	2,982
Translation differences	(36)	—	(297)	(1)	(334)
Interest income	—	1	57	—	58
Actuarial losses and gains	—	1	(57)	—	(56)
Company contributions	—	2	—	—	2
Benefits paid	—	(2)	(36)	—	(38)
Transfers	(1,803)	—	—	2	(1,801)
Other movements	—	—	(12)	—	(12)
Fair value of plan assets at 12/31/2020	—	95	693	13	801
Translation differences	—	—	6	1	7
Interest income	—	—	51	—	51
Actuarial losses and gains	—	3	(42)	—	(39)
Participants contributions	—	2	—	—	2
Benefits paid	—	(2)	(33)	—	(35)
Transfers	—	1	—	1	2
Other movements	—	—	(15)	—	(15)
Fair value of plan assets at 12/31/2021	—	99	660	15	774
Telefónica United Kingdom Pension Plan
Transfers of 2020 included the reclassification of Post-employment defined benefit plans of Telefónica United Kingdom to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The Telefónica United Kingdom Pension Plan provided pension benefits to the various companies of the Telefónica Group in the United Kingdom coming from the O2 Group. The Plan comprised a defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual starting from February 28, 2013. The companies continued providing retirement benefits through the defined contribution sections of the plan.
The number of beneficiaries of these plans at December 31, 2020 were 4,397. At December 31, 2020, the weighted average duration of the plan was 22 years.

The following table presents the main data of this plan at December 31, 2020:

Millions of euros
Obligation	1,979
Assets	(2,019)
Total	(40)
Net provision	4
Net assets	44
The movement in the present value of obligations in 2020 was as follows:

Millions of euros
Present value of obligation at 12/31/2019	1,858
Translation differences	(101)
Interest cost	36
Actuarial losses and gains	234
Benefits paid	(48)
Present value of obligation at 12/31/2020	1,979

Consolidated Annual Report 2021	Telefónica, S. A.	118

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Movements in the fair value of plan assets in 2020 were as follows:

Millions of euros
Fair value of plan assets at 12/31/2019	1,839
Translation differences	(99)
Interest income	36
Company contributions	90
Benefits paid	(48)
Actuarial losses and gains	203
Other movements	(2)
Fair value of plan assets at 12/31/2020	2,019
The main actuarial assumptions used in valuing the plan were as follows:

12/31/2020
Nominal rate of pension payment increase	2.75%
Discount rate	1.35%
Expected inflation	2.80%
Mortality tables	95% S2NMA/S2NFA
CMI 2019 1% 7 and a initial addition of 0.25%
Fair value of Plan assets was as follows:

Millions of euros	12/31/2020
Credit instruments	1,876
Cash equivalents	143
Total	2,019

Telefónica Brazil pension plans
Telefónica Brazil sponsors
the following post-employme

Consolidated Annual Report 2021	Telefónica, S. A.	119

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
nt benefi
t plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog, TIS and Clound Co

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2021	12/31/2020
Discount rate	8.56% - 8.78%	6.37% - 7.88%
Nominal rate of salary increase	4.32% - 6.09%	4.58% - 6.35%
Long term inflation rate	3.25%	3.50%
Growth rate for medical costs	6.35%	6.61%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	327	315	340
Health plans	222	208	237
Total obligation	549	523	577

Consolidated Annual Report 2021	Telefónica, S. A.	120

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	327	327	327
Health plans	222	254	195
Total obligation	549	581	522
Other employee benefits
Telefónica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plans
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV). This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. In September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that is completely voluntary for the year 2019, with the same conditions as the previous one. In 20201, Telefónica España signed a Social Pact for Employment supported by the largest trade unions, which contemplate and Individual Suspension Plan of employment, fully voluntary (see Note 2).
These plans are based on mutual agreement between the company and employees and entail the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. Employees who meet the age and seniority requirements may enter the Individual Suspension Plans (PSI) in the periods opened for these purposes.
At the end of each period, the current value of the forecast payment flows to meet the commitments of these programs (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. At 2021 and 2020 year-ends, this figure was calculated using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.
The provision at December 31, 2021 amounted to 5,228 million euros (4,490 million euros at December 31, 2020).
The discount rate used for these provisions at December 31, 2021 was 0.52% with an average plans length of 4.14 years.
Sensitivity of the valuation
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plans of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(226)	(226)	211	211
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 211 million euros and have a positive impact on the income statement of 211 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 226 million euros and have a negative impact on the income statement of 226 million euros before tax.
The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).

Consolidated Annual Report 2021	Telefónica, S. A.	121

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2021 and 2020 is as follows:

Millions of euros
Dismantling of assets at December 31, 2019	943
Additions	83
Accretion	130
Retirements/amount applied	(116)
Transfers	(296)
Translation differences and other	(67)
Dismantling of assets at December 31, 2020	677
Additions	36
Accretion	(39)
Retirements/amount applied	(35)
Transfers	(4)
Business sale	(47)
Translation differences and other	(11)
Dismantling of assets at December 31, 2021	577
"Business sale” in 2021 includes the second phase of the sale of towers by Telefonica Germany (see Note 2).
Transfers of 2020 included the reclassification of provisions for dismantling of assets of Telefónica United Kingdom, amounting to 89 million euros, and the telecommunications towers division of Telxius, amounting to 212 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The detail by segments of provision for dismantling of assets in 2021 and 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Telefónica Spain	21	6
Telefónica Germany	396	503
Telefónica Brazil	60	64
Telefónica Hispam	100	99
Other companies	—	5
Total	577	677

c) Other provisions
The movement in “Other provisions” in 2021 and 2020 is as follows:

Millions of euros
Other provisions at December 31, 2019	2,316
Additions and accretion	568
Retirements/amount applied	(500)
Transfers	(62)
Translation differences and other	(428)
Other provisions at December 31, 2020	1,894
Additions and accretion	795
Retirements/amount applied	(600)
Transfers	45
Translation differences and other	(6)
Other provisions at December 31, 2021	2,128
Transfers of 2020 included the reclassification of other provisions of Telefónica United Kingdom amounting to 74 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The Group is exposed to risks of claims and litigation, mainly relating to tax and regulatory proceedings, and labor and civil claims.
Given the nature of the risks covered by these provisions, no reliable schedule of potential payments, if any, can be determined.
Telefónica Brazil
Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The Telefónica Group management based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered likely.
The balance of these provisions at December 31, 2021 and December 31, 2020 is shown in the following table:

Millions of euros	12/31/2021	12/31/2020
Tax proceedings	340	282
Regulatory proceedings	314	189
Labor claims	77	78
Civil proceedings	148	137
Total	879	686
Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011 and

Consolidated Annual Report 2021	Telefónica, S. A.	122

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
GVT in 2015. These contingent liabilities amounted to 77 million euros at December 31, 2021 (129 million euros at December 31, 2020).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2021	12/31/2020
Federal taxes	118	98
State taxes	133	98
Municipal taxes	6	6
FUST	83	80
Total	340	282
The breakdown of changes in provisions for tax proceedings in 2021 and 2020 is as follows:

Millions of euros
Balance at 12/31/2019	348
Movements with a counterparty in the income statement	21
Write-offs due to payment	(4)
Monetary updating	22
Translation differences	(105)
Balance at 12/31/2020	282
Movements with a counterparty in the income statement	44
Write-offs due to payment	(19)
Monetary updating	29
Translation differences	4
Balance at 12/31/2021	340
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 4,786 million euros as of December 31, 2021 (4,606 million euros as of December 31, 2020). The possible contingencies from income tax proceedings (federal tax) are described in Note 25.
Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).
With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2021, consolidated provisions totaled 314 million euros (189 million euros at December 31, 2020). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 719 million euros at December 31, 2021 (881 million euros at December 31, 2020), including the sanction for breaches of the Fixed Telephony Regulation (see Note 29.a).
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 335 million euros at December 31, 2021 (529 million euros at December 31, 2020).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2021 and December 31, 2020 are as follows:

Millions of euros	12/31/2021	12/31/2020
Tax proceedings	238	228
Labor claims	29	38
Civil proceedings	132	149
Regulatory proceedings	45	42
Garnishments	4	5
Total	448	462
Current (see Note 15)	17	28
Non-current (see Note 12)	431	434

Consolidated Annual Report 2021	Telefónica, S. A.	123

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 25. Tax matters
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 45 companies at December 31, 2021 (44 companies at December 31, 2020).
This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.
Group companies which are resident in Spain and which are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2021 and 2020 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2020	6,416	2,620
Additions	952	499
Disposals	(1,697)	(472)
Transfers	2	(60)
Translation differences and hyperinflation adjustments	(36)	42
Company movements and others	(21)	(27)
Balance at December 31, 2021	5,616	2,602

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2019	6,682	2,908
Additions	846	600
Disposals	(687)	(272)
Transfers	(230)	(257)
Translation differences and hyperinflation adjustments	(211)	(344)
Company movements and others	16	(15)
Balance at December 31, 2020	6,416	2,620

The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies.
Main changes registered in 2021
At 31 December 2021, the estimate of the recoverability of the Tax Group's deferred tax assets in Spain has been assessed, taking into account (i) the estimated Tax Group companies result, (ii) the regulatory changes (mainly the entry into force of the minimum tax), and (iii) the ruling of 29 October 2021 of the Spanish National Court of Appeals (Audiencia Nacional), as well as the recent case law of the Supreme Court, which makes it probable that the tax credits for tax loss carryforwards generated in 2002 and 2004 can be used in a future new settlement for 2009 and 2010 (see Inspections of the Tax Group in Spain, later in this note). Following this analysis, a reversal of deferred tax assets for tax loss carryforwards and deductions was recorded, with a balancing entry in income tax, amounting to 294 million euros (69 million euros of tax loss carryforwards and 225 million euros of deductions).
In addition in 2021, the company completed the tax audit procedure for the years 2014 to 2017, which involved the consumption of deferred tax assets amounting to 199 million euros of tax loss carryforwards and 193 million euros of deductions.
In addition to this, deferred tax liabilities and the associated deferred tax asset of 143 million euros has been derecognized, after the state aid recuperation procedure corresponding to the years 2005 to 2018 goodwill tax amortization (see Tax deductibility of financial goodwill in Spain, later in this note).
In 2021 there were additions of deferred tax assets for 348 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2021 included the impact of the materialization of these provisions, amounting to 240 million euros.
Telefónica Brazil recognized deferred tax assets amounting to 221 million euros, mainly as a consequence of the Federal Supreme Court ruling of 24 September 2021, recognizing the unconstitutionality of the taxation in the Corporate Income Tax of interest received on taxes unduly paid in previous periods. In addition, recognized deferred tax liabilities amounting to 179 million euros mainly related to the tax amortization of goodwill.

Consolidated Annual Report 2021	Telefónica, S. A.	124

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 77 million euros and applied tax loss carryforwards in 2021. Furthermore, Telefónica Germany recognized deferred tax liabilities disposals amounting to 110 million euros.
The additions of deferred tax assets included tax credits recognized for 72 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2021 amounting to 66 million euros.
In September, the Social Investment Law (Law 2155 of 2021) was approved in Colombia, which establishes that as of 2022, the general income tax rate for legal entities will be 35%. As a result of this amendment, the company recorded deferred tax assets additions of 71 million euros.
The movements relating to deferred taxes recognized directly in equity in 2021 amounted to 27 million euros of additions (net position of higher deferred tax liabilities) and 196 million euros of disposals (net position of higher deferred tax assets).
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 220 million euros as of December 31, 2021 (221 million euros as of December 31, 2020). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 256 million euros as of December 31, 2021 (230 million euros as of December 31, 2020).
Main changes registered in 2020
In 2020 the Group derecognized deferred tax assets for loss carryforwards with a counterparty in Corporate income tax amounting to 101 million euros, corresponding to the tax group in Spain.
Telefónica Brazil recognized deferred tax liabilities amounting to 231 million euros, mainly related to the tax amortization of goodwill.
Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 159 million euros. Furthermore, Telefónica Germany recognized deferred tax liabilities amounting to 64 million euros.
The additions of deferred tax assets included tax credits recognized for 24 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2020 amounting to 64 million euros.
In 2020 the additions of deferred tax assets recognized for 30 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2020 included the impact of the materialization of these provisions, amounting to 217 million euros.
In 2020, additions of tax credits from deductions amounting to 103 million euros and disposals of 145 million euros were recognized for the tax group in Spain.
In compliance with the sixteenth transitional provision of amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 204 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities.
Additions of deferred tax assets amounting to 184 million euros were recognized, with a counterparty in Corporate income tax, corresponding to deductible temporary differences of assets of Telxius Towers Germany. As described below, at December 31, 2020, these deferred tax assets were reclassified as "Non-current assets and disposal groups held for sale".
Telxius Telecom, S.A. signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (see Note 2). “Transfers” in 2020 includes the reclassification of deferred tax assets corresponding to the towers divisions of Telxius Group amounting to 250 million euros, to "Non-current assets and disposal groups held for sale" of the statements of financial position.
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50:50 joint venture their operating businesses in the United Kingdom (see Note 2). “Transfers” in 2020 includes the reclassification of deferred tax liabilities corresponding to Telefónica United Kingdom amounting to 65 million euros, to “Liabilities associated with non-current assets and disposal groups held for sale” of the statements of financial position (see Note 30).
As a result of the impairment of goodwill and other assets of Telefónica Argentina, there was a partial reversal of deferred tax liabilities associated with the hyperinflation adjustment in Argentina, amounting to 94000000 million euros (see Note 7).
In 2020 the provision registered in relation to tax-amortized goodwill, mainly by the purchase of Vivo (see "Tax deductibility of financial goodwill in Spain" below in this note) amounted to 68 million euros.
The movements relating to deferred taxes recognized directly in equity in 2020 amounted to 116 million euros of additions (net position of higher deferred tax assets) and 90 million euros of disposals (net position of higher deferred tax liabilities).

Consolidated Annual Report 2021	Telefónica, S. A.	125

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 221 million euros as of December 31, 2020 (157 million euros as of December 31, 2019). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 230 million euros as of December 31, 2020 (285 million euros as of December 31, 2019).
Expected realization of deferred tax assets and liabilities
The estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2021 is as follows:

Millions of euros
12/31/2021	Total	Less than 1 year	More than 1 year
Deferred tax assets	5,616	1,424	4,192
Deferred tax liabilities	2,602	219	2,383
Deferred tax assets less than one year mainly come from the Tax Group in Spain (1,102 million euros in 2021 and 718 million euros in 2020).

Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2021	12/31/2020
Tax credits for loss carryforwards	2,639	2,741
Unused tax deductions	903	1,448
Deferred tax assets for temporary differences	2,074	2,227
Total deferred tax assets	5,616	6,416
Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2021 and 2020 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2020	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2021
Spain	1,283	—	(283)	—	(1)	999
Germany	813	150	(184)	—	(1)	778
Latin America	645	285	(41)	—	(28)	861
Other	—	—	—	2	(1)	1
Total tax credits for loss carryforwards	2,741	435	(508)	2	(31)	2,639

Location of the company (Millions of euros)	Balance at 12/31/2019	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2020
Spain	1,420	3	(140)	—	—	1,283
Germany	695	183	(64)	—	(1)	813
Latin America	769	21	(14)	—	(131)	645
Other	—	—	—	—	—	—
Total tax credits for loss carryforwards	2,884	207	(218)	—	(132)	2,741

Consolidated Annual Report 2021	Telefónica, S. A.	126

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 4,135 million euros at December 31, 2021:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	2,060	1,418	642
Tax loss carryforwards generated before consolidation in the tax group	2,075	390	1,685
Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2021 amounted to 999 million euros (1,283 million euros at December 31, 2020). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 106 million euros. These tax credits do not expire.
The Group companies in Germany have recognized 778 million euros of tax credits for loss carryforwards at December 31, 2021. Total unrecognized tax credits for loss carryforwards of these companies amount to 5,975 million euros. These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2021 amounted to 861 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 976 million euros.
Deductions
The Group has recognized 903 million euros of tax credits from deductions at December 31, 2021, in Spain (1,448 millones de euros en 2020), generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
In 2021, tax credits from deductions generated in the year have been written off for 225 million euros. In 2020, tax credits from deductions of 103 million euros were reversed in Spain, as a consequence of the review in the expected schedule of realization of deferred tax assets and liabilities.
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2021 and 2020 are as follows:

Millions of euros	12/31/2021	12/31/2020
Goodwill and intangible assets	244	208
Property, plant and equipment	350	421
Personnel commitments	1,577	1,493
Provisions	817	693
Inventories and receivables	308	288
Rights of use	59	29
Lease liabilities	1,068	909
Other concepts	187	489
Total deferred tax assets for temporary differences	4,610	4,530
Deferred tax assets and liabilities offset	(2,536)	(2,303)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,074	2,227

Millions of euros	12/31/2021	12/31/2020
Goodwill and intangible assets	1,712	1,678
Property, plant and equipment	1,204	1,028
Personnel commitments	11	12
Provisions	403	514
Investments in subsidiaries, associates and other shareholdings	278	268
Inventories and receivables	6	12
Rights of use	1,093	918
Other concepts	431	493
Total deferred tax liabilities for temporary differences	5,138	4,923
Deferred tax assets and liabilities offset	(2,536)	(2,303)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,602	2,620
Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate

Consolidated Annual Report 2021	Telefónica, S. A.	127

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
to the same taxable entity and the same taxation authority.
The heading "Other concepts” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 19).
Tax payables and receivables
Current tax payables and receivables at December 31, 2021 and 2020 are as follows:

Millions of euros	Balance at 12/31/2021	Balance at 12/31/2020
Tax payables
Tax withholdings	98	105
Indirect taxes	476	380
Social security	163	118
Current income taxes payable	1,120	813
Other	169	316
Total	2,026	1,732

Millions of euros	Balance at 12/31/2021	Balance at 12/31/2020
Tax receivables
Indirect taxes	705	484
Current income taxes receivable	1,310	334
Other	105	84
Total	2,120	902

The heading "Current income taxes receivable" includes a receivable from Telxius Telecom amounting to 875 million euros corresponding to income tax for the 2021 fiscal year, which is mainly generated by the second advance corporation tax paid for 2021 ("minimum instalment payment regime", regulated by RDL 2/2016 of 30 September, which is calculated on the positive result of the consolidated profit and loss account of its tax group whose parent company is Telxius Telecom). The profit obtained on the sale of its tower division subsidiaries, despite being tax exempt (at 95%) from corporate income tax, is nevertheless included in the basis for calculating the instalment payment. This credit will be taken into consideration for the annual corporate income tax return for 2021, which will be filed in July 2022. The effective recovery of this credit will take place in the months following the filing of the aforementioned tax return.
On May 13, 2021 the Supreme Court of Brazil concluded the judgment of one of the most important tax disputes in Brazil, related to the exclusion of the ICMS tax (state tax on goods and services) in the PIS/COFINS (Contribuição para Financiamento da Seguridade Social) tax base. The decision has effect from March 15, 2017, except in judgments presented before this date. Taking into account this Judgment and that all the claims of Telefónica Brasil had been filed before March 15, 2017, in 2021 2,269 million Brazilian reals (equivalent to 356 million euros at the average exchange rate of 2021) have been registered in "Current income taxes receivable". The impact in the consolidated income statement at 2021 amounted to 1,660 million Brazilian reals (261 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26), 573 million Brazilian reals (90 million euros) in "Finance income" (see Note 19) and 36 million Brazilian reals correspond to monetary updating (6 million euros). At December 31, 2021 the credits pending compensation for the refund for the payments of PIS/COFINS amounting to 1,579 million Brazilian reals, equivalent to 250 million euros at the closing exchange rate of December 31, 2021 (at December 31, 2020 there was not any balance to be compensated by this concept, see Note 12).

Reconciliation of book profit before taxes to taxable income
The reconcili
ation between

Consolidated Annual Report 2021	Telefónica, S. A.	128

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
book profit before tax and the income tax expense from co
ntinuing operations for 2021, 2020 and 2019 is as follows:

Consolidated Annual Report 2021	Telefónica, S. A.	129

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros	2021	2020	2019
Accounting profit before tax	12,095	2,583	2,718
Tax expense at prevailing statutory rate	2,768	532	722
Permanent differences	(1,705)	289	(223)
Changes in deferred tax charge due to changes in tax rates	51	14	8
(Capitalization)/reversal of tax deduction and tax relief	225	(103)	(44)
(Capitalization)/reversal of loss carryforwards	(307)	(88)	118
Increase/(decrease) in tax expense arising from temporary differences	84	(8)	484
Other concepts	262	(10)	(11)
Corporate income tax	1,378	626	1,054
Breakdown of current/deferred tax expense
Current tax expense	831	462	1,108
Deferred tax expense	547	164	(54)
Total Corporate income tax	1,378	626	1,054

Consolidated Annual Report 2021	Telefónica, S. A.	130

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
"Permanent differences" in 2021 mainly includes the effect of the corporate income tax exemption on capital gains generated on the constitution of VMED O2 UK and on the sale of Telxius' telecommunications tower division (see Note 2). It also includes 387 million euros expense for the signing of the Settlement Agreement following the closure of the corporate income tax audit for the years 2014 to 2017 in Spain referred to in the section "Tax group audits in Spain" of this note.
"Changes in deferred tax charge due to changes in tax rates" in 2021 includes the impact of the change in the corporate income tax rate in Argentina, United Kingdom and Colombia. In Argentina the Law 27,630 of June 16, 2021 of the Corporation Tax established an increase in the nominal tax rate from 30% to 35% with retroactive effect from January 1st, 2021. In addition, on May 24, 2021 a change in the nominal tax rate from 19% to 25% was substantially enacted in the United Kingdom, which will begin to apply on April 1st, 2023. In September, the so-called Social Investment Law (Law 2155 of 2021) was approved in Colombia, which establishes that as of 2022, the general income tax rate for legal entities will be 35%. As a result of these changes in tax rates, a net deferred tax effect has been recorded with a counterpart in Corporate income tax, amounting to 51 million euros.
"(Capitalization)/reversal of loss carryforwards" in 2021 includes the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 77 million euros and 72 million euros, respectively, the recognition of tax credits in Brazil amounting to 221 million euros as a result of the decision of the Supreme Federal Court of 24 September 2021 referred to in the section "Main changes registered in 2021" of this note, partially compensated by the reversal of the tax group in Spain amounting to 65 million euros.
"Increase/(decrease) in tax expense arising from temporary differences" in 2021 mainly includes the effect of deductible temporary differences not recognized in Telefónica México, amounting to 83 million euros.
The heading "Other concepts" in 2021 include an expense of 97 million euros as a result of the electronic notification of the Constitutional Court Ruling received by Telefónica del Perú on 23 February 2021 and the Supreme Court Ruling received on 23 June (see "Tax litigation in Telefónica del Perú" later in this note) and 97 million euros for the taxation of dividend income from Spanish companies.
"Permanent differences" in 2020 includes the effect of the non-deductible charge for the impairment losses on goodwill and other assets of Telefónica Argentina (see Note 7).
"(Capitalization)/reversal of loss carryforwards" in 2020 includes the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 159 million euros and 24 million euros, respectively, partially compensated by the reversal of the tax group in Spain amounting to 101 million euros.
"Increase/(decrease) in tax expense arising from temporary differences" in 2020 mainly includes the recognition of deferred tax assets amounting to 184 million euros corresponding to deductible temporary differences of assets of Telxius Towers Germany, partially compensated by the effect of deductible temporary differences not recognized in Telefónica México, amounting to 152 million euros.
The reversed deferred tax assets with a counterparty in Corporate income tax of Telefónica Mexico, referred to in the section “Main changes registered in 2019” of the deferred tax movement, were reflected in the headings “(Capitalization)/reversal of loss carryforwards” amounting to 183 million euros and “(Increase)/decrease in tax expense arising from temporary differences” amounting to 271 million euros.
The heading “Other concepts” at 2019, included a lower expense for income tax amounting to 201 million euros related to the indemnity associated with the resolution Tribunal Económico-Administrativo Central (see section “Inspections of the tax group in Spain” later in this Note). Moreover, it included an expense amounting to 154 million euros of Telefónica Peru (see section “Tax litigation in Telefónica del Perú” later in this note).
Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (Fondo de Comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2021, was 1,879 million euros.

Consolidated Annual Report 2021	Telefónica, S. A.	131

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State, as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision, in its third decision issued on October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
There are also doubts in the Spanish Courts about the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.
On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish tax depreciation scheme of the Fondo de Comercio as State aid incompatible with the internal market for the First and Second Decisions.
With regard to the recognition of legitimate expectations for the first and second decisions, the Court of Justice of the European Union confirms its applicability.
The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and 2nd Decisions, have been reactivated in October 2021, and are still pending first instance judgment.
Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 and February 2021 the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015 and 2016 to 2018 respectively. The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 11 million euros.
Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly VIVO, the Group has released the provision for the recovered part, 143 millions euros, and has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 343 million euros as of December 31, 2021 (420 million euros as of December 31, 2020).
Inspections of the tax group in Spain
In July 2019, new inspection proceedings were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods being audited are: Corporate Income Tax for the years 2014 to 2017 and Value Added Tax, Withholdings income Tax for the second half of 2015 and from 2016 to 2018.
A Settlement Agreement was signed in October 2021, in which Telefonica manifested its agreement with certain of the tax assessments resulting from the inspection (specifically, with respect to the tax treatment of the exchange differences generated by assets denominated in Venezuelan bolivars), and its disagreement with others (mainly the consideration of exempt income of the “Juros sobre capital propio” since 2015), producing an impact on results (tax expense) of 387 million euros, with a deferred tax asset reduction as detailed in "Main changes registered in 2021" in Note 25 to the Consolidated Financial Statements . However, the tax assessments did not result in a significant cash outflow as the Telefónica Group had tax credits, which substantially offset their impact.
The closing of the inspection took place in January 2022, with the reception of the Settlement Agreement which the Company will challenge in economic-administrative proceedings.
In relation to the assessment resulting from the inspection related to the 2008-2011 Corporate Income Tax, which ended in 2015, the Company did not agree with the criteria for the use of tax loss carryforwards and deductions and appealed the related Settlement Agreement. Following the partially upholding resolution issued by the Central Economic-Administrative Court in January 2019 and the enforcement agreements that followed in March and June 2019 respectively, which resulted in the refund of 702 million euros of taxes paid in excess in those years and the payment of 201 million euros of compensatory interest, the Company, disagreeing with the ruling of the Central Economic-Administrative Court and in defense of its interests, appealed to the Administrative Chamber of the National Audience, which on October 29, 2021 ruled in Telefónica's favor.
This judgment has been appealed in cassation to the Supreme Court by the tax authorities, but the Court has not yet ruled on its admissibility. The Company, nevertheless, according to the October 29, 2021 ruling and the recent Supreme Court case-law considers that tax losses carry forward generated in 2002 and 2004 can be used in the 2009 tax return.
In relation to the assessment resulting from the inspection related to the 2005-2007 Corporate Income Tax, which ended in 2012, the Company did not agree with the criteria for the use of tax losses carry forward and deductions, and appealed the related Settlement

Consolidated Annual Report 2021	Telefónica, S. A.	132

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Agreement. The case is pending before the National Audience.
As a result of the inspection process completed at the end of 2021 and the pending tax years to be inspected, it is not considered that there is a need to recognize additional liabilities in the consolidated financial statements.
Tax litigation in Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to this tax.
To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), a case is still pending before the Supreme Court including Oi, which could affect other companies of the telecommunications sector.
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 19,164 million Brazilian reais as of December 31, 2021 (approximately 3,032 million euros at the exchange rate on that date, see Note 24 to the Consolidated Financial Statements), 17,446 million Brazilian reais as of December 31, 2020 (approximately 2,736 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the income tax federal taxes for the total amount of 18,078 million Brazilian reais as of December 31, 2021 (approximately 2,860 million euros at the exchange rate on that date), 16,873 million Brazilian reais as of December 31, 2020 (approximately 2,647 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2017 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as
"not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the income tax federal taxes for the total amount of 98 million Brazilian reais as of December 31, 2021 (approximately 16 million euros at the exchange rate on that date), 96 million Brazilian reais as of December 31, 2020 (approximately 15 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
Tax litigation in Telefónica del Perú
Telefónica del Perú is party to numerous legal proceedings for tax matters relating to corporate income tax and VAT corresponding mainly to the years 1998 to 2005, the most relevant being those corresponding to the years 1998 to 2001 (relating to corporate income tax, payments on account, credit balances, associated VAT, interest and applicable penalties). Three main issues remain open in these processes: (i) provision for doubtful debts; (ii) effects of the 1999 statute of limitations and (iii) late payment interest before the Constitutional Court (TC), despite recent rulings on the latter issue.
The evolution of the appeals of the different cases from the period 1998 to 2001 has been uneven and complex over the last few years, but it is worth highlighting the second instance judgement of 2015, which was partially upheld; the Supreme Court judgements of 2019; and the judgement of January 2020 of the Supreme Court, annulling the previous judgements of 2000 and 2001 in relation to the provision for doubtful debts each of which is as briefly addressed below.
Specifically, in 2015, the Company obtained a partially upheld second instance ruling, again ruling in favor of Telefónica del Perú on three of the five objections raised by the Administration and appealed before the courts in relation to corporate income tax for the 2000-2001 financial years (among others), which together accounted for more than 75% of the total litigation (provision for doubtful debts, financial interest and rental of space for the placement of public telephones). Subsequently, in 2019 Telefónica del Perú was notified of two Supreme Court rulings on appeals for the years 2000 and 2001. These rulings, however, did not definitively resolve some of the main issues involved in both lawsuits, as they declared the partial nullity of the previous rulings, and therefore some matters had to return to the Superior Court (lower court) to be retried. Finally, in January 2020, Telefónica del Perú received notification from the Supreme Court of a ruling in cassation in relation to the provision for doubtful debts, annulling, as for the 1998 financial year, the second instance ruling on the years 2000 and 2001, and returning the file to the Superior Court, which declared the appeal to be unfounded.
Consequently, all the assessments made by SUNAT for the years 2000 and 2001 are pending the final resolution of the judicial phase.

Consolidated Annual Report 2021	Telefónica, S. A.	133

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
However, as from 2015, insofar as there were some adjustments on which the rulings had been definitively pronounced (positively for the Company in relation to the deductibility of the rental of public spaces and negatively in the case of the deductibility of certain financial charges), the Company recorded a provision with an impact on income tax, the amount of which is updated periodically and constantly depending on the evolution of the different proceedings.
In relation to these legal proceedings, the Group and its legal advisers consider that there are still strong legal arguments to support its position, both in relation to the provisions for doubtful debts and in relation to the late payment interest at the administrative stage and the offsetting of credit balances for the years 1998 and 1999.
On February 23, 2021, Telefónica del Perú was notified electronically of the Constitutional Court's ruling in relation to the first of the injunctions filed against the aforementioned interest on late payment applicable in the administrative phase. The ruling considered that the calculation of interest on late payment in the administrative phase was inadmissible due to the time taken to resolve the matter in excess of that established in the Law. In the first quarter of 2021, once the appeals for annulment had been resolved, again in favor of the Company, the effects on the provision recorded could be quantified and the amount of 477 million peruvian soles (108 million euros).for the aforementioned concept of non-applicable interest for late payment. However, in November 2021, the same Constitutional Court considered the claim in relation to the second of the injunctions filed by Telefónica del Perú to be inadmissible, stating that the discussion on the amount of interest applicable in this specific case should be clarified in the contentious-administrative process in which the tax controversy is elucidated.
On June 23, 2021, an unfavorable ruling was made by the Supreme Court in relation to the credit balance usable in the 2000 corporate income tax return, and therefore an additional provision was recorded for this item in the consolidated financial statements at June 30, 2021 of 939 million Peruvian soles (205 million euros at the exchange rate of December 31, 2021).
Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the 2015 consolidated financial statements, which at December 31, 2021 reached, including interest accrued and the above mentioned impacts, a total amount of 2,954 million Peruvian soles, approximately 654 million euros at the exchange rate of December 31, 2021 (2,407 million Peruvian soles at December 31, 2020, approximately 542 million euros)..
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. In Spain the taxes from 2014 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
• The last thirteen years in Germany.
•The last seven years in the United Kingdom.
•The last seven years in Argentina.
•The last five years in Brazil, Mexico, Colombia, Uruguay and the Netherlands.
•The last four years in Peru.
•Since 2016, the statute of limitation in Venezuela is six years.
•The last three years in Chile, Ecuador and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Consolidated Annual Report 2021	Telefónica, S. A.	134

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 26. Revenue and expenses
Revenues
The breakdown of Revenues for the years 2021, 2020 and 2019 is as follows:

Millions of euros	2021	2020	2019
Rendering of services	34,117	37,394	42,264
Sales	5,160	5,682	6,158
Total	39,277	43,076	48,422
Sales mainly include the sale of mobile terminals.
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2021	2020	2019
Own work capitalized	771	873	890
Gain on disposal of businesses	11,008	67	677
Gain on disposal of property, plant and equipment	478	270	471
Gain on disposal of intangible assets	7	6	141
Government grants	13	17	22
Other operating income	396	354	641
Total	12,673	1,587	2,842
"Gain on disposal of businesses" in 2021 mainly includes the gain from the sale of the towers division of Telxius (6,099 million euros, see Note 2), the gain generated in the constitution of the joint venture VMED O2 UK (4,460 million euros, see Note 2), the gain from the sale of 60% of the shares of InfraCo, SpA (274 million euros, see Note 2) and the gain from the sale of Telefónica de Costa Rica (136 million euros, see Note 2). "Gains on disposal of companies" in 2020 included the impact of the initial registration of Telefónica's joint venture with Allianz for the deployment of fiber (FTTH) in Germany (see Note 29.c). Gain on disposal of companies" in 2019 mainly included the gains for the sales of Antares, Telefonía Celular de Nicaragua and Telefónica Móviles Panama, and the gain from the sale of data centers businesses.
"Gain on disposal of property, plant and equipment" includes the gains on sale and leaseback transactions, which amounted to 263 million euros, 79 million euros and 313 million euros in 2021, 2020 and 2019, respectively (Note 20).
Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2021	2020	2019
Leases included in "Other expenses"(1)	80	89	123
Other external services	8,604	9,617	11,370
Taxes other than income tax	703	902	995
Change in trade provisions	660	860	974
Losses on disposal of fixed assets and changes in provisions for fixed assets	51	416	187
Goodwill impairment (Note 7)	416	519	206
Other operating expenses	462	468	589
Total	10,976	12,871	14,444
(1) Following the adoption of IFRS 16 (Leases) in 2019, only included short-term leases and leases of low-value or intangible assets (see Notes 9).
"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2020 includes impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 375 million euros (see Note 7). In 2019 it included a 123 million euros loss on disposal of intangible assets for the return of spectrum licenses of Telefónica Mexico (see Note 2).
"Other operating expenses" in 2020 included the impact of the transformation of the operating model of Telefónica Mexico in certain pre-existing service contracts, amounting to 167 million euros (see Note 2).
“Taxes other than income tax” includes the outstanding credits related to the court decisions in favour of Telefónica Brasil which recognized the right to deduct the

Consolidated Annual Report 2021	Telefónica, S. A.	135

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
ICMS from the calculation base of the PIS and COFINS. The impact was 261 million euros reducing "Taxes other than income tax" in 2021 (see Note 25). In 2020, the court decision in favour of the Company had an impact of 75 million euros (see Note 12).

Consolidated Annual Report 2021	Telefónica, S. A.	136

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Purchases and other contractual commitments
The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	4,003
1 to 3 years	5,015
3 to 5 years	2,115
More than 5 years	1,690
Total	12,823
Commitments for short-term leases and low value leases amounted to 43 million euros as of December 31, 2021. In addition, lease collection commitments amounted to 10 million euros as of December 31, 2021.
Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by fully consolidated segment (see Note 4) in 2021, 2020 and 2019, together with total headcount at December 31 each year.

	2021		2020		2019
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	22,872	22,976	22,992	22,978	25,338	23,081
Telefónica United Kingdom	2,884	—	6,501	6,318	6,940	6,861
Telefónica Germany	7,375	7,056	7,770	7,701	8,034	7,955
Telefónica Brazil	33,987	34,343	33,938	33,828	33,147	33,905
Telefónica Hispam	31,806	30,717	33,872	33,506	35,928	34,474
Other companies	8,852	9,058	8,109	8,466	8,638	8,328
Total	107,776	104,150	113,182	112,797	118,025	114,604
At December 31, 2021, approximately 38% of the final headcount are women (approximately 38% at December 31, 2020).
At December 31, 2021, the number of employees with disabilities is 1,347 (1,119 employees at December 31, 2020), of which 471 employees are in Spain (215 employees in 2020).

Consolidated Annual Report 2021	Telefónica, S. A.	137

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2021	2020	2019
Property, plant and equipment (Note 8)	4,360	5,022	5,613
Intangible assets (Note 6)	2,388	2,735	3,248
Rights of use (Note 9)	1,649	1,602	1,721
Total	8,397	9,359	10,582
The non-current assets of Telefónica Móviles El Salvador, Telefónica de Costa Rica, Telecommunications towers divisions of Telxius and Telefónica United Kingdom ceased to be amortized and depreciated for accounting purposes once they were reclassified as "Non-current assets and disposal groups held for sale" (see Notes 2 and 4).

Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17) by (b) the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2021	2020	2019
Profit attributable to ordinary equity holders of the parent company	8,137	1,582	1,142
Adjustment for the coupon corresponding to perpetual subordinated obligations	(337)	(335)	(379)
Tax effect	84	84	97
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	7,884	1,331	860

Number of shares (thousands)	2021	2020 (*)	2019 (*)
Weighted average number of ordinary shares for basic earnings per share (does not include treasury shares)	5,726,631	5,813,179	5,794,037
Telefónica, S.A. plans of rights over shares	10,098	6,590	4,766
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,736,729	5,819,769	5,798,803
(*) Revised data.
For the purposes of calculating the earnings per share (basic and diluted) attributable to equity holders of the parent, the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividend (see Note 17).
Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Earnings per share (euros)	2021	2020	2019
Basic	1.38	0.23	0.15
Diluted	1.37	0.23	0.15

Consolidated Annual Report 2021	Telefónica, S. A.	138

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 27. Share-based payment plans
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022
At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
The number of shares to deliver depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of Telefónica Group ("FCF").
The plan has a duration of five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 8,466,996, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 7,093,162. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.
Nevertheless, on February 23, 2021, the Chairman & CEO declared in the Nominating, Retribution and Good Governance Committee that he considered appropriate to renounce to this incentive perception as a sign of responsibility with society, customers, shareholders and employees of Telefónica as well as a cautious measure after the economic impacts of the CoVID-19 crisis. The COO made the same declaration. The renounce was accepted by the Board of Directors.
The second cycle commenced in 2019 and finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 9,471,489 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 7,494,896. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.
In 2020 the third cycle commenced, and it will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 5,346,508 and the outstanding shares at December 31, 2021 was 4,903,728, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	2,673,254	2,451,864	1.64
FCF Objective	2,673,254	2,451,864	3.21
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2021-2025
At the General Shareholders’ Meeting held on April 23, 2021, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
The number of shares to deliver depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company to reach zero net emissions by 2025.
The plan has a duration of five years and is divided into three cycles of three years each. The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2021 was 19,216,398, with the following breakdown:

Consolidated Annual Report 2021	Telefónica, S. A.	139

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

First cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	9,712,750	9,608,199	2.64
FCF Objective	7,770,200	7,686,559	3.15
CO2 E.N. Objective	1,942,550	1,921,640	3.15
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is five years and it is divided into 3 cycles. As in the case of the Performance Share Plan 2018-2022 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 787,500, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 691,750. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.
The second cycle commenced in 2019 and finalized on December 31, 2021. The maximum number of shares assigned to this cycle of the plan was 812,000, assigned as of January 1, 2019 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 690,750. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.
In 2020 the third and last cycle commenced, and it will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 897,400 shares and the outstanding shares at December 31, 2021 836,200, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	448,700	418,100	1.64
FCF Objective	448,700	418,100	3.21
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2021-2025” (TFSP)
At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company to reach zero net emissions by 2025.
The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2021 was 1,745,500, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	875,750	872,750	2.64
FCF Objective	700,600	698,200	3.15
CO2 E.N. Objective	175,150	174,550	3.15
Incentivized purchases of Telefónica, S.A. shares for employees
The Telefónica, S.A. Ordinary General Shareholders’ meeting on June 8, 2018 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee could invest was limited to 1,800 euros.
The purchase period commenced in August 2019 and finalized in July 2020. In July 2021 the vesting period of the plan ended. More of 15,800 employees that had registered for the plan at that moment received 1,853,966 free shares from Telefónica, valued at around 7.3 million euros at the time of the delivery.

Consolidated Annual Report 2021	Telefónica, S. A.	140

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 28. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2021	2020	2019
Cash received from operations	46,415	51,353	57,699
Cash paid from operations	(34,379)	(36,477)	(41,224)
Cash paid to suppliers	(29,236)	(31,080)	(35,450)
Cash paid to employees	(4,299)	(4,434)	(4,934)
Payments related to cancellation of commitments	(844)	(963)	(840)
Net payments of interest and other financial expenses net of dividends received	(1,309)	(1,171)	(1,725)
Net interest and other financial expenses paid	(1,519)	(1,193)	(1,754)
Dividends received	210	22	29
Taxes proceeds/ (payments)	(459)	(509)	272
Net cash flow provided by operating activities	10,268	13,196	15,022
In 2021, a dividend which amounted to 161 million pounds was received from VMED O2 UK ( equivalent to 187 million euros (see Note 10).
Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	2021	2020	2019
Proceeds from the sale in property, plant and equipment and intangible assets	564	509	751
Payments on investments in property, plant and equipment and intangible assets	(6,728)	(7,529)	(8,410)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(6,164)	(7,020)	(7,659)
Payments for non-financed spectrum in 2021 totaled 999 million euros, mainly due to the payment of 521 million euros for Telefónica United Kingdom, 343 million euros for Telefónica Spain and 131 million euros for Telefónica Chile.
Payments for non-financed spectrum in 2020 totaled 125 million euros, mainly due to the payment of 114 million euros for Telefónica United Kingdom.

Consolidated Annual Report 2021	Telefónica, S. A.	141

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros	2021	2020	2019
Constitution of VMED O2 UK (1) (Note 2)	5,872	—	—
Sale of Telecommunications towers divisions of Telxius (Note 2)	7,434	—	—
Tax associated with the sale of the tower division of Telxius (Note 25)	(917)	—	—
Sale of Telefónica de Costa Rica (Note 2)	442	—	—
Sale of InfraCo, SpA (Note 2)	479	—	—
Sale of Seguros de Vida y Pensiones Antares, S.A.	—	—	151
Sale of Telefónica Móviles Guatemala, S.A.	—	—	270
Sale of Telefonía Celular de Nicaragua, S.A.	—	—	342
Sale of Telefónica Móviles Panamá, S.A.	—	—	519
Sale of data center businesses	—	—	515
Deferred collection sale of T. Ireland	35	—	—
Tax associated with the sales of operating businesses in Guatemala, Nicaragua and Panamá in Telefónica Centroamérica Inversiones, S.L.	—	71	(83)
Others	24	10	9
Proceeds on disposals of companies, net of cash and cash equivalents disposed	13,369	81	1,723
Cancom Acquisition (Note 5)	(374)	—	—
UGG TopCo GmbH	(27)	—	—
Others	(13)	(79)	(12)
Payments on investments in companies, net of cash and cash equivalents acquired	(414)	(79)	(12)
(1) Cash received (see Note 2) less: (i) Cash and cash equivalents of Telefonica UK at the date of its exit from the scope of consolidation, and (ii) payments made in 2021 to the O2 UK pension plan and other expenses (see Note 29.c).

Millions of euros	2021	2020	2019
Collateral guarantees on derivatives	1,897	2,224	1,793
Legal deposits	125	63	11
Others	141	21	31
Proceeds on financial investments not included under cash equivalents	2,163	2,308	1,835
Legal deposits	(7)	—	(33)
Collateral guarantees on derivatives of Telefónica, S.A.	(1,228)	(3,251)	(947)
Investment in funds shares of Telefónica Brasil	(117)	—	—
Capital increase in PRISA	—	—	(15)
Others	(122)	(46)	(137)
Payments on financial investments not included under cash equivalents	(1,474)	(3,297)	(1,132)

Consolidated Annual Report 2021	Telefónica, S. A.	142

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	2021	2020	2019
Dividends paid to the shareholders of Telefónica, S.A. (*)	(617)	(825)	(2,056)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(198)	(227)	(352)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(165)	(156)	(247)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones, S.L.	—	(39)	—
Payments to non-controlling interests of Telecommunications towers divisions of Telxius	(2,603)	—	—
Payments to non-controlling interests of Telxius Telecom, S.A.	(42)	(44)	(86)
Others	(5)	(5)	(1)
Dividends paid (see Note 17)	(3,630)	(1,296)	(2,742)
Share capital increase Pontel and Telxius (see Note 17.i)	—	323	—
Own shares purchase of Telefónica Brasil	(78)	—	—
Own shares purchase of Telefónica Deutschland	(51)	—	—
Transactions carried out by Telefónica, S.A. (see Note 17)	(478)	(217)	(86)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	—	—	(414)
Others	3	(6)	(4)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(604)	(223)	(504)
Issuance of undated deeply subordinated securities (Note 17)	1,750	500	1,800
Acquisition of undated deeply subordinated securities (Note 17)	(1,750)	(385)	(935)
Payment of undated deeply subordinated securities (Note 17)	—	(808)	(118)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17)	(354)	(327)	(357)
Operations with other equity holders	(354)	(1,020)	390
(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

Consolidated Annual Report 2021	Telefónica, S. A.	143

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros	2021	2020	2019
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	—	3,500	2,500
Issued under the SHELF program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	—	—	1,113
Issuance of Telefónica Móviles Chile (see Appendix III)	535	—	—
Issuance of Telefónica del Perú, S.A.A. (*)	—	—	457
Issuance of Colombia Telecomunicaciones S.A, E.S.P.	—	408	—
Others.	26	103	116
Proceeds on issue of debentures and bonds, and other debts	561	4,011	4,186
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	200	350	200
Syndicated provision of 750 million euros by Telefónica Germany GmbH (see Note 18)	750	—	—
Syndicated bilateral loan of Telxius Telecom, S.A.	—	—	150
Settlement of nominal value of gross debt hedging derivatives	—	1,119	153
Disposal bilateral loans and syndicated loan of Colombia Telecomunicaciones, S.A, E.S.P.	—	436	—
Others	2,135	2,611	1,199
Proceeds on loans, borrowings and promissory notes (see Appendix V)	3,085	4,516	1,702
Repayments of debentures and bonds, and other debts	(5,847)	(6,728)	(3,653)
Syndicated amortization by Telefónica, S.A.	(750)	—	—
Syndicated amortization by Telefónica Colombia	(200)	—	—
Amortization bilateral loans of Telefónica, S.A.	—	—	(1,835)
Amortization of structured financing of Telefónica Europe B.V.	—	—	(1,500)
Settlement of nominal value of amortized debt hedging derivatives	(34)	(139)	(148)
Others	(3,162)	(2,713)	(2,873)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(4,146)	(2,852)	(6,356)
Lease principal payments (Note 20)	(1,782)	(1,787)	(1,518)
Financed spectrum licenses payments (Note 21)	(57)	(60)	(59)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(108)	(87)	(87)
Payments to suppliers with extended payment terms (Note 18)	(108)	(235)	(380)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(273)	(382)	(526)
(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

Consolidated Annual Report 2021	Telefónica, S. A.	144

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 29. Other information

a) Litigation and arbitration
Telefónica and its Group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.
Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2021 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2021 are highlighted (see Note 25 for details of tax-related cases):
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently "Telefónica Brasil"), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
At the same time, Telefónica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado)
appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.
The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.
The amount of the claim is quantified at 1% of the interconnection revenues.
Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.
On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica in the amount of 67 million euros, as the European Commission ruled that Telefónica and Portugal

Consolidated Annual Report 2021	Telefónica, S. A.	145

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specifically, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.
On June 28, 2016, the European Union General Court ruled. Although it declared the existence of an infringement of competition law, it annulled Article 2 of the contested Decision and required the European Commission to reassess the amount of the fine imposed. The General Court considered that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the European Commission filed its response against the Telefónica's appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission, which was urged to recalculate the amount of the fine in the judgment of the General Court of June 2016, issued a resolution on January 25, 2022, imposing a fine of 67 million euros on Telefónica. The Company is currently analyzing this resolution.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.
In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.
Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefónica Brasil.
This PADO investigation had been suspended during the negotiations of the TAC (“Termo de Ajustamento de Conduta” or Conduct Adjustment Term) between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded

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without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 33 million euros), which amounted to approximately 531 million Brazilian reals after currency value updates and accrued interest as of December 31, 2021 (approximately 84 million euros).
Telefónica Brasil has appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.
Telefónica Brasil has not yet paid the fine, although Telefónica Brasil has guaranteed its payment through a guarantee insurance submitted to the court.
As of the date of these financial statements, there has been no conciliation and the proceeding is following its normal course.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones (“ColTel”), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, ColTel’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.
Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia’s objections in its Claimant’s Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.
On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.
On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending.
On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.
On November 2, 2020, Telefónica presented its response to Colombia's reply.
After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held, and the parties are awaiting the issuance of the arbitration award.
Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica
Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.
In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.
Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.
On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.
On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.
On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause Telefónica.

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On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
ICSID Arbitration Telefónica, S.A. vs. Republic of Peru
On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.
Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.
It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.
The Arbitration Court is currently being constituted.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services
In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).
According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.
In February 2020, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed.
As of December 31, 2021, the amount under litigation was 778 million Brazilian reais (123 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A.,
Telefonica O2 Holdings Limited and Telefonica UK Limited
In late 2018, Phones 4U Limited (in administration) (“P4U”) commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the “Defendants”).
P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.
P4U went into administration in September 2014.
P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U’s allegations.
The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial Defences in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.
The first trial will be heard in the Competition List of the Chancery Division of the English High Court and is listed to take place from May 16, 2022 to July 29, 2022.
b) Other proceedings
The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
c) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, November 8, 2016, May 11, 2018, November 28, 2019 and February 4, 2022. The term of the agreement was

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extended for Spain and Brazil in November 2016, for two additional years until the end of 2023, and for Latin America in February 2022, for one additional year until the end of 2022.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.
Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC - Sale of shares
Pursuant to the Framework Investment Agreement entered into between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP BIC to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP BIC held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica and through the procedure established by Law 226 of 1995 for the disposal of shares held by public entities and, (b) if the Colombian Government transfer its shares in Colombia Telecomunicaciones, S.A. ESP BIC under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.
Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.
On March 31, 2021 an amendment of the master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group was subscribed. By virtue of this amendment the term may be extended for those adhered companies that decide to extend their services beyond the initial term.
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga and UEFA
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called

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by the Professional Football League). The definitive agreements were signed on July 5, 2018.
The award was granted for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which represents a slight decrease compared to the last season of the previous cycle. Telefónica, as the operator of these broadcasting rights for the 2019-2022 cycle, has the right to decide, design and develop the broadcasting content, which carried the Movistar hallmark for the 2019-2020 season.
On December 21, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish Second Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (package 6 of the auction called by the Professional Football League). No other bids were submitted for such package during the first round of the auction called by the Professional Football League. The award was granted for a total amount of 105 million euros (i.e., 35 million euros for each of the three seasons).
On January 11, 2019 the definitive agreement on such broadcasting rights (package 6) was signed.
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/22, 2022/23 and 2023/2024, after the expiration of the agreement with Mediapro of June 28, 2018 for previous cycle 2018/2019 to 2020/2021.
The agreement guarantees Telefónica all media rights with respect to the main European football competitions for all its customers, both residential and horecas (hotels, restaurants, cafes, etc.).
The direct acquisition from UEFA of this "premium" content will also allow Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.
The total award price for all competitions amounted to 975 million euros (i.e. 325 million euros for each of the seasons 2021/22, 2022/23 and 2023/2024) which is less than the license fees paid for the previous cycle and without any year-to-year increase.
On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of five matches per matchday of the Campeonato Nacional de Liga de Primera División (“LaLiga”), for pay television in the residential market, in Spain. Telefónica will have the first pick in 18 matchdays of each season and second pick in 17 matchdays, including "El Clásico" of the second round (Option D bis, Lot D.1 bis).
Likewise, Telefónica has been awarded the exclusive broadcasting rights of three matchdays, which contain ten matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).
The award includes the cycle 2022/2023 to 2026/2027 although the 2025/2026 and 2026/2027 seasons are subject to the CNMC lifting or modifying the resolution that limits the maximum duration of the contracts entered into by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).
The award has been made at a price of 520 million euros for each of the seasons.
The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, that was signed on January 19, 2022.
Wholesale Access Services Agreement with AT&T Mexico
On November 21, 2019, Pegaso PCS, S.A. de C.V. (“Telefónica México”) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement (“Wholesale Agreement”), under which AT&T Mexico will provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available on Mexico.
The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica México’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefónica México will no longer use the licensed spectrum which it has used in the past to operate its network.
Agreement to share network infrastructure between Telefônica Brasil (VIVO) and TIM.
On December 19, 2019 Telefônica Brasil S.A. and TIM S.A. executed two agreements for the share of 2G, 3G and 4G mobile network infrastructure. Both companies reiterate that they will preserve their commercial and customer management autonomy, regardless of any infrastructure sharing agreement.
The agreements cover the following matters:

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1. 2G network Sharing: to be implemented in areas where both operators are present, so that the operator reminiscent will provide 2G mobile connectivity services to the Vivo and TIM customer base, resulting in the disconnection of overlapping sites and therefore achieving cost reduction and the optimization of spectrum use.
2. 3G and 4G network Sharing: covering only cities with less than 30 thousand inhabitants with the aim of sharing 4G and 3G network in cities where only one operator is present (coverage expansion) and where both already provide services (network consolidation).
Both agreements were approved by the Telecommunications and Competition regulatory authorities ("Agência Nacional de Telecomunicações” - ANATEL and “Conselho Administrativo de Defesa Económica” - CADE).
Contracts for the provision of IT services with Nabiax
In 2019 Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company (hereinafter "Nabiax") controlled by Asterion Industrial Partners SGEIC, S.A.
At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra, the infrastructure unit of the Telefónica Group ("T. Infra"), reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.
Once the conditions related to the contribution of the two data centers located in Chile have been fulfilled and the same has been executed, T. Infra's stake in Nabiax will reach 20%. In this case, the contribution will also be complemented by the signing of a contract for the provision to Telefónica of housing services from these additional two data centers on similar terms as those indicated above.
50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited (as amended, the "Contribution Agreement").
After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. As from such date, Telefónica and Liberty Global each holds an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.
The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 (the "Shareholders' Agreement"). The Shareholders' Agreement provides that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of VMED O2 UK Limited, contains provisions regulating the management of VMED O2 UK Limited, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and customary non-solicitation, non-compete and information sharing provisions. Likewise, the Shareholders' Agreement provides that each of Telefónica or Liberty Global will have the right to initiate an initial public offering (IPO) of VMED O2 UK Limited after the third (3rd) anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the IPO on a pro rata basis. The Shareholders’ Agreement also includes general restrictions on transfers of interests in VMED O2 UK Limited until the third (3rd) anniversary of the closing of the transaction, subject to certain limited exceptions. After third (3rd) anniversary of the closing of the transaction, any of the shareholders may send a notice to the other shareholder to initiate an IPO process as set

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forth in the Shareholders’ Agreement, and after the fifth (5th) anniversary, each shareholder will be able to initiate a sale of VMED O2 UK Limited to a third party in accordance with certain drag procedures, subject to a right of first offer in favor of the other shareholder.
On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time, VMED O2 UK Limited would also provide certain reverse services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms ranging from 7 to 24 months while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for a period of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.
Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the “VMED O2 UK Limited Trademark Licenses”). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.
Additionally, at the date of closing of this transaction, Telefonica UK Limited entered into a recovery plan together with the trustee of the Telefonica UK pension plan. Such recovery plan and the Contribution Agreement set forth the obligation of Telefonica UK Limited to carry out certain payments during 2021 and 2022 in respect of agreed deficit-repair pension contributions due to the Telefonica UK Pension Plan.
In December 2021, Telefónica and Liberty Global reached an agreement on the amount for the post-completion equalization adjustment–pursuant to the calculation rules set out in Schedule 10 of the Contribution Agreement. Post payment of the related amount, Telefónica has received proceeds in connection with the transaction (i.e., excluding dividends from the ordinary course of business)
amounting to 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day).
Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group
On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the “Oi Agreement”), by and among Oi Móvel SA - In Judicial Recovery, as seller, Telefónica Brasil, Tim S.A. and Claro S.A., as “Buyers”, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations. The Oi group is currently undergoing a judicial reorganization process in Brazil and the Oi Agreement was executed in connection with a judicial auction held on December 14, 2020 for the sale of assets of the Oi group’s mobile business operations (the “UPI Mobile Assets”), after the joint offer made by Telefónica Brasil and the other Buyers was declared the winning bid in the competitive bidding process under the judicial auction, which was approved by the Brazilian Judicial Reorganization Court.
Under the Oi Agreement, Telefónica Brasil is entitled to a selection of assets that will comprise its share of the UPI Mobile Assets, consisting of:
•Clients: approximately 10.5 million (corresponding to approximately 29% of UPI Mobile Assets’ total customer base) – according to ANATEL’s database of April 2020. The allocation of customers among the Buyers considered criteria intended to enhance competition among the Brazilian telecom market operators;
•Spectrum: 43MHz as a national weighted average based on population (approximately 46% of UPI Mobile Assets’ radiofrequencies). The division of frequencies among the Buyers conforms strictly to the spectrum limits established by ANATEL; and
•Infrastructure: including agreements for the use of approximately 2,700 mobile access sites (corresponding to approximately 19% of UPI Mobile Assets’ total sites).
In addition, under the Oi Agreement, the completion of the acquisition of the UPI Mobile Assets by the Buyers will take place according to the segregation plan for such assets, pursuant to which the UPI Mobile Assets will be segregated and contributed by the Oi Group to three different specific purpose entities, or “SPEs”, such that Telefónica Brasil will acquire the totality of the shares of one SPE that will hold the assets to be attributed to Telefónica Brasil pursuant to the aforementioned segregation plan, which will be separate and independent from the other SPEs. Similarly, the other two Buyers will each acquire the totality of the shares of the respective

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
remaining SPEs, which will each hold the respective assets to be attributed to each of the two other Buyers.
The total consideration agreed to be paid by the Buyers under the Oi Agreement amounts to: (i) 16,500 million Brazilian reais (approximately 2,610 million euros as of December 31, 2021), of which 15,744 million Brazilian reais (approximately 2,491 million euros as of December 31, 2021) comprises the base purchase price and 756 million Brazilian reais (approximately 120 million euros as of December 31, 2021) relates to amounts to be paid as consideration for transitional services to be rendered by the Oi Group to the Buyers for a period of up to twelve months, under a transitional services agreement to be entered into among the parties, or the “Transitional Services Agreement”; and (ii) 819 million Brazilian reais (approximately 130 million euros as of December 31, 2021), as consideration for services to be rendered by the Oi Group to the Buyers under a take-or-pay data transmission capacity agreement to be entered into among the parties, or the “Capacity Agreement”.
Subject to the terms, conditions and payment schedule agreed upon between Oi Group and the Buyers, the consideration owed by the Buyers to Oi will be paid upon effectiveness of the transaction, which will occur on the date of the execution of the Transitional Services Agreement. Under the terms of the Oi Agreement, Telefónica Brasil will disburse an amount corresponding to 1/3 of the total consideration, equivalent to approximately 5,500 million Brazilian reais (approximately 870 million euros as of December 31, 2021).
The completion of the acquisition is also subject to certain conditions precedent usually applicable to this type of transaction and set forth in the Oi Agreement, such as the prior consent of ANATEL and approval by the Brazilian competition authority (CADE), as well as, if applicable, the approval by the general shareholders’ meeting of Telefónica Brasil, under the terms of article 256 of the Brazilian Corporations Law. On January 31, 2022, ANATEL granted its consent, subject to the parties' commitment to comply with certain conditions and on January 9, 2022, CADE approved the transaction, subject also to the parties' commitment to comply with certain conditions.
As of the date of these consolidated financial statements, the closing of the transaction has not yet taken place.
Investment Agreement with Allianz and Telefónica Germany
On October 29, 2020, Telefónica Infra Germany GmbH (“TEF Infra Germany”, a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) entered into an investment agreement (and related contracts, including a partners’ agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) (“TEF Germany”) for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.
The closing of the transaction and the acquisition of the joint control took place on December 18, 2020. The registration of Allianz and TEF Germany as limited partners of the joint venture in the German commercial registry occurred on January 21, 2021. After the closing of the transaction, the Allianz Group and the Telefónica Group each holds 50% in the joint venture under a co-control governance model. Telefónica Group’s ownership is held through TEF Infra Germany holding 40% and TEF Germany holding a 10% stake.
New long-term master services agreement in the United Kingdom
On January 7, 2021, each of Telefónica U.K. and Vodafone U.K. entered into new Master Services Agreements with Cornerstone Telecommunications Infrastructure Limited (“CTIL”), their passive tower network infrastructure partnership which is 50:50 jointly owned and operated by the two operators. The new agreements came into effect on January 1, 2021, with initial terms of 8 years, with three additional 8-year renewal periods.
CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.’s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates c.14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and c.1,400 micro sites. CTIL also provides management services for the anchor tenants for a further c.5,100 third party sites where their active equipment is deployed. Telefónica's stake in CTIL is currently held through VMED O2 UK Limited, the joint venture between Telefonica and Liberty Global plc in the United Kingdom.
The new agreements do not materially impact existing network agreements and will continue to allow CTIL to primarily serve its shareholders as well as some third parties.
Transaction between Colombia Telecomunicaciones S.A. ESP BIC and Kohlberg Kravis Roberts (“KKR”)
On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC and KKR entered into an agreement to sign the following contracts:
(i) An assets purchase agreement for the fiber optic assets owned by Colombia Telecomunicaciones S.A. ESP BIC with a Colombian company controlled by KKR (InfraCo, SpA), in consideration for an initial payment of

Consolidated Annual Report 2021	Telefónica, S. A.	153

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
320 million U.S. dollars, which may be subject to post-closing adjustments under usual conditions for this type of operation. As well as a subsequent payment, consisting of the possibility of receiving a higher consideration from its result in network deployment activities, for an amount of up to an additional 100 million U.S. dollars.
(ii) A contract through which Colombia Telecomunicaciones S.A. ESP BIC will acquire a 40% stake in a Spanish company controlled by KKR, which it holds the remaining 60%. The Colombia Telecomunicaciones S.A. ESP BIC´s contribution would be a portion of the consideration received from assets purchase agreement for the fiber optic assets.
(iii) Several commercial contracts between Colombia Telecomunicaciones S.A. ESP BIC and InfraCo, SpA for the provision of wholesale connectivity services by InfraCo, SpA to Colombia Telecomunicaciones S.A. ESP BIC, deployment of fiber optic network and other related services.
The signing of the contracts of numerals (i) and (iii), as well as the execution of the aforementioned operations contracts, was subject to the respective contractual provisions and to the obtaining of the necessary regulatory authorizations.
On January 11, 2022, after obtaining the necessary regulatory authorizations and meeting certain agreed conditions, the transaction was executed. Therefore, Colombia Telecomunicaciones S.A. ESP BIC executed the sale of fiber optic assets to Onnet Fibra Colombia S.A.S. (“Onnet”), a company with which it also entered into a series of commercial contracts by virtue of which (i) Onnet will provide wholesale connectivity services to Colombia Telecomunicaciones S.A. ESP BIC, and (ii) Colombia Telecomunicaciones S.A. ESP BIC will provide to Onnet fiber optic network deployment services and other related services. Simultaneously, Colombia Telecomunicaciones S.A. ESP BIC acquired shares equivalent to a 40% in Alamo HoldCo S.L., a Spanish company that owns 100% of Onnet's shares (see Note 31).
Agreement for the sale of Telefónica Móviles El Salvador
On October 14, 2021, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones) reached an agreement with General International Telecom Limited (an affiliate of the Atlántida Group, entities that financially supports the acquisition), for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. de C.V. ("Telefónica El Salvador") of which it is the owner (99.3%) for an amount (enterprise value) of 144 million U.S. dollars (approximately 125 million euros at the exchange rate as of the date of the agreement).
The closing of this transaction was subject to certain closing conditions, including the relevant regulatory approvals. The closing took place on January 13, 2022 (see Note 31).
d) Environmental matters
The commitment to protect the enviroment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Board's Sustainability Committee and the Responsible Business Office, made up of the global areas which execute that strategy alongside the business units.
The Group has global environmental and energy management policies, acting at all levels of the organisation. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas. The carbon reduction targets are part of the variable remuneration of all the Company's employees, including the Board of Directors.
The Company's environmental and climate change risks are controlled and coordinated under the Telefónica Group's global risk management model, in accordance with the precautionary principle.
The major focal point of environmental risk is the high geographic dispersion of the infrastructure, which is controlled through environmental management based on uniform processes and certified according to the ISO 14001 standard.
We analyse the risks deriving from climate change in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).
In 2021, the Telefónica Group contracted, both locally and globally, several insurance programmes in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity.
Following the issue of green bonds and instruments in the last two years, 2021 again saw Telefónica pioneer the issue of the first sustainable hybrid instrument in the telecommunications sector. As part of the new Sustainable Financing Framework (SDG Framework), this hybrid bond is worth 1,000 million euros (see Note 17.c) and involves the financing of social projects. The Group also issued a second sustainable hybrid bond at the end of 2021, for a volume of 750 million euros (see Note 17.c), with the same structure in terms of the use of funds: projects with a positive environmental and social impact in Spain, Germany and Brazil. Environmental issues will focus on continuing the transformation of the network, replacing copper with fiber, which is more energy efficient and less prone to breaking down.

Consolidated Annual Report 2021	Telefónica, S. A.	154

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
At the beginning of 2022 the main syndicated loan of the Telefónica Group was converted from conventional to sustainable for 5,500 million euros (see Note 31). The credit was linked to sustainability targets, such as reducing greenhouse gas emissions and increasing the number of women in executive positions.
Likewise, the Telefónica Spain signed four new long-term, renewable energy Power Purchase Agreements (PPA) for the period 2022-2031, which will cover 30% of the total consumption for the country, equivalent to 482 GWh per year for 10 years. These new agreements made it possible to achieve a total of 582 GWh of renewable electricity covered by PPAs in the Group's operations in Spain, covering 50% of the consumption of technical buildings.
e) Auditors’ fees
The services commissioned to the auditors meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 19.99 million euros and 22.86 million euros in 2021 and 2020, respectively.
The detail of these amounts is as follows:

Millions of euros	2021
	PwC Auditores, S.L.	Other PwC	Total
Audit services	7.39	10.97	18.36
Audit-related services	0.82	0.81	1.63
Total	8.21	11.78	19.99

Millions of euros	2020
	PwC Auditores, S.L.	Other PwC	Total
Audit services	11.23	10.40	21.63
Audit-related services	0.62	0.61	1.23
Total	11.85	11.01	22.86

Audit services includes audit fees of Telefónica, S.A. individual and consolidated financial statements and its subsidiaries, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC for those entities currently required including, therefore, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404). Also includes audit work related with legal and regulatory requirements that the auditor must necessarily perform in their function and audit and reviews of financial statements in connection with financial transactions.
Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies, the issuance of comfort letters, the report on the information relating to the system of internal control over financial reporting (ICFR) and the verification of the non-financial information in the annual reports.
During the years 2021 and 2020, the Principal Auditor has not performed other services than the Audit services or the Audit-related services in the Group.
PwC Auditores, S.L., has provided the following services to the Group during the years 2021 and 2020: the individual and consolidated financial statements audit, reviews of interim financial statements, the integrated audit of the financial statements for the annual report Form 20-F to file with the US SEC, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404), audit and reviews of financial statements in connection with financial transactions, the issuance of comfort letters, agreed financial reporting procedures and the verification of the non-financial information in the annual reports.
The expenses accrued to Other Audit Firms, other than those integrated in the international PwC network, that have provided audit services to companies included in the consolidation of the Group for the year 2021 have amounted to a total of 1.58 million euros (1.82 million euros in 2020), the detail of the audit services corresponds to 0.55 million euros (0.54 million euros in 2020).
f) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 19) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

Consolidated Annual Report 2021	Telefónica, S. A.	155

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
g) Directors’ and Senior Executives’ compensation and other benefits
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2021, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 3,101,101 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2021 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.
In this regard, it is noted that the Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros established for the 2022 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous six years (i.e. 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2022 financial year is equal to the one received in the years 2021, 2020 and 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2021. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

Consolidated Annual Report 2021	Telefónica, S. A.	156

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 30. Operations classified as held for sale
The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2021 and December 31, 2020 is as follows:

2021
Millions of euros	Non-current assets and disposal groups held for sale	Liabilities associated with non-current assets and disposal groups held for sale
Telefónica Móviles El Salvador	253	134
Fiber optic assets in Colombia	57	—
Other assets	48	—
Total	358	134

2020
Millions of euros	Non-current assets and disposal groups held for sale	Liabilities associated with non-current assets and disposal groups held for sale
Telefónica United Kingdom	13,053	3,704
Telecommunications towers divisions of Telxius	1,912	866
Telefónica de Costa Rica	420	221
Other assets	28	—
Total	15,413	4,791
Telefónica Móviles El Salvador
On October 14, 2021, Telefónica Centroamérica Inversiones, S.L. reached an agreement with General International Telecom Limited for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. de C.V. (see Note 29.c). The closing of the transaction took place on January 13, 2022 (see Note 31).
Fiber assets in Colombia
On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC entered into a sale and purchase agreement on certain fiber optic assets with a Colombian company controlled by Kohlber Kravis Roberts - KKR (see Note 29.c).On January 11, 2022 the transaction was completed (see Note 31).
Telefónica United Kingdom
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom.
The non-current assets of Telefónica United Kingdom ceased to be amortized and depreciated for accounting purposes from the date they were reclassified as non-current assets held for sale.
On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction has been carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd (see Note 2), and as such it is registered by the equity method (see Note 10).
The accumulated amount of translation differences of companies whose reporting currency is the pound sterling is disclosed in Note 17.f.
Telecommunication towers divisions
On January 13, 2021, Telxius Telecom, S.A. signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe and in Latin America (see Note 2).
On June 1, 2021, once the relevant regulatory approvals had been obtained in Spain and Germany, the closing of the sale of the telecommunication towers division located in Europe was carried out.
On June 3, 2021, the closing of the sale of the telecommunication towers division located in Latin America (Brasil, Perú, Chile and Argentina) was carried out.
On August 2, 2021, the closing of the sale to ATC of 4,080 sites that Telxius undertook to acquire from Telefónica Germany GmbH & Co. OHG, under the second phase of the agreement reached between both parties on June 8, 2020 was carried out. With the closing of this transaction, the sale process agreed between Telxius and ATC was finalized.

Consolidated Annual Report 2021	Telefónica, S. A.	157

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Telefónica de Costa Rica
On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A.
On August 9, 2021, after the satisfaction of the closing conditions and obtaining the relevant regulatory approvals, it has transferred today the entire share capital of Telefónica de Costa Rica TC, S.A. to Liberty Latin America Ltd. (see Note 2).
Breakdown of assets and liabilities
The breakdown of assets and liabilities of Telefónica Móviles El Salvador classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2021 is as follows:

2021
Millions of euros	T. Móviles El Salvador
Non-current assets	211
Intangible assets	39
Goodwill	38
Property, plant and equipment	79
Rights of use	44
Financial assets and other non-current assets	7
Deferred tax assets	4
Current assets	42
Inventories	7
Receivables and other current assets	25
Tax receivables	3
Other current financial assets	1
Cash and cash equivalents	6
Non-current liabilities	63
Non-current financial liabilities	8
Non-current lease liabilities	37
Payable and other non-current liabilities	1
Deferred tax liabilities	10
Non-current provisions	7
Current liabilities	71
Current financial liabilities	27
Current lease liabilities	12
Payables and other current liabilities	32

Consolidated Annual Report 2021	Telefónica, S. A.	158

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The breakdown of assets and liabilities of Telefónica de Costa Rica, telecommunications towers division of Telxius and Telefónica United Kingdom, classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2020 was as follows:

2020
Millions of euros	T. Costa Rica	Telecommunications towers divisions of Telxius	T. United Kingdom
Non-current assets	355	1,885	10,950
Intangible assets	64	36	1,619
Goodwill	—	262	4,594
Property, plant and equipment	101	766	3,668
Rights of use	134	555	666
Investments accounted for by the equity method	—	—	10
Financial assets and other non-current assets	27	16	392
Deferred tax assets	29	250	1
Current assets	65	27	2,103
Inventories	5	—	141
Receivables and other current assets	50	12	1,876
Tax receivables	2	1	—
Other current financial assets	—	—	80
Cash and cash equivalents	8	14	6
Non-current liabilities	158	631	848
Non-current lease liabilities	88	412	318
Payable and other non-current liabilities	—	—	226
Deferred tax liabilities	66	7	205
Non-current provisions	4	212	99
Current liabilities	63	235	2,856
Current lease liabilities	16	158	204
Payables and other current liabilities	34	72	1,994
Tax payables	13	5	583
Current provisions	—	—	75

Consolidated Annual Report 2021	Telefónica, S. A.	159

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 31. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2021 and the date of authorization for issue of the accompanying consolidated financial statements:
•On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed.

Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S.
•On January 13, 2022, Telefónica executed an amendment to the syndicated facility agreement signed on March 15, 2018, with several domestic and international financial entities for a maximum aggregate amount of 5,500 million euros, linked to sustainability objectives: greenhouse gas emissions reduction and increase of women in executive positions.
This facility agreement is composed of a 5-year single tranche revolving credit facility in an aggregate amount of up to 5,500 million euros with two annual extension options, at the request of Telefónica, for a maximum maturity of 7 years.
•On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, Telefónica Centroamérica Inversiones, S.L (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) transferred its stake (99.3%) in Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).
•On January 26, 2022, Colombia Telecomunicaciones, S.A. ESP made an early repayment of its bilateral loan for 132 million U.S. dollars signed on March 24, 2020, and originally scheduled to mature in 2023.
•On February 1, 2022, Telefónica’s subsidiary, Pontel Participaciones, S.L. (“Pontel”), a company which is held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L. (“Pontegadea”), reached an agreement with Taurus Bidco S.à r.l. (“Taurus”, a company managed by KKR) for the purchase of 40% of the share capital of Telxius Telecom, S.A. (“Telxius”), held by Taurus, for an estimated amount of 215.7 million euros, being the referred price subject to, among others, adjustments derived from the sale of the towers business to American Tower.
As a result of the transaction, Pontel, which currently holds the remaining 60% of the share capital of Telxius, will become the sole shareholder of this company. Pontegadea will increase its holding in Pontel to 30% and Telefónica will hold a 70% stake.
Thus, in terms of indirect holding in Telxius, Pontegadea will increase its holding from 9.99% to 30% and Telefónica from 50.01% to 70%.
The closing of the transaction is subject to the obtaining of the relevant regulatory and competition authorizations.
•On February 8, 2022, Telefónica Brasil S.A redeemed 1,000 million Brazilian reais of its bond, issued on February 8, 2017.

Consolidated Annual Report 2021	Telefónica, S. A.	160

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Note 32. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Consolidated Annual Report 2021	Telefónica, S. A.	161

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Appendix I: Scope of consolidation
The main companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2021 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica España Filiales, S.A.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica España Filiales, S.A.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica España Filiales, S.A. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica España Filiales, S.A.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica España Filiales, S.A.
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	EUR	—	100%	Telefónica Broadcast Services, S.L.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica España Filiales, S.A.
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	EUR	1	100%	Telefónica Audiovisual Digital, S.L.U.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica España Filiales, S.A.
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.

Consolidated Annual Report 2021	Telefónica, S. A.	162

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain (cont.)
Telefónica Educación Digital, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica España Filiales, S.A.
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	69.93%	Telefónica Germany Holdings Limited (69.22%) Telefónica, S.A. (0.71%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	69.93%	Telefónica Deutschland Holding A.G (69.92%) T. Germany Management, GmbH (0,01%)
E-Plus Service GmbH Wireless communications services operator	Germany	EUR	—	69.93%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.93%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	69.93%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	74.2%	Telefónica Latinoamérica Holding, S.L. (24.09%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	—	74.2%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Brasil Ltda. Security services and systems	Brazil	BRL	—	74.2%	Terra Networks Brasil, Ltda.
Telefónica Hispam
Telefónica Hispanoamérica, S.A. Holding company	Spain	EUR	19	100%	Telefónica, S.A.
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VED	145	100%	Telefónica Hispanoamérica, S.A. (97.44%) Comtel Comunicaciones Telefónicas, S.A. (2.56%)
Colombia Telecomunicaciones S.A. ESP BIC Communications services operator	Colombia	COP	3,410	67.5%	Telefónica Hispanoamérica, S.A.
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	3,330	67.5%	Colombia Telecomunicaciones S.A. ESP BIC
Telefónica Móviles México, S.A. de C.V. Holding Company	Mexico	MXN	100,264	100%	Telefónica, S.A.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	47	100%	Telefónica Hispanoamérica, S.A.

Consolidated Annual Report 2021	Telefónica, S. A.	163

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam (Cont.)
Fisatel México, S.A. de C.V. SOFOM E.N.R. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica Hispanoamérica, S.A. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	111,610	100%	Telefónica Móviles Argentina, S.A. (78.93%) Telefónica Latinoamérica Holding, S.L. (9.22%) Telefónica, S.A. (11.43%) Telefónica International Holding, B.V. (0.42%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	13,964	100%	Telefónica, S.A. (73.20%) Telefónica Latinoamérica Holding, S.L. (25.28%) Telefónica International Holding, B.V. (1.52%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,364,872	100%	Inversiones Telefónica Internacional Holding SpA. (98.96%) Telefónica Hispanoamérica, S.A. (1.04%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	569,773	99.14%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L.U. Holding Company	Chile	CLP	—	100%	Telefónica Hispanoamérica, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.94%	Telefónica Hispanoamérica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	USD	48	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.
Other companies
Telefónica Infra, S.L. Holding company	Spain	EUR	10	100%	Telefónica , S.A.
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 Ltd. Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.
O2 International Holdings Ltd. Holding company	United Kingdom	GBP	—	100%	O2 (Europe) Ltd.
O2 (Netherlands ) Holdings BV. Holding company	Netherlands	EUR	—	100%	O2 International Holdings Ltd.

Consolidated Annual Report 2021	Telefónica, S. A.	164

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	3,463	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	6,895	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Sociedad holding	Spain	EUR	237	100%	Telefónica, S.A.
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	BRL	16,604	100%	Telefónica Latinoamérica Holding, S.L. (60.6%) Telefónica, S.A. (39.4%)
Telefónica Global Solutions, S.L.U. International service provider	Spain	EUR	1	100%	Telefónica, S.A
Telefonica Global Solutions USA, Inc. Provision of telecommunications services	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions Germany GmbH. International service provider	Germany	EUR	—	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions México, S.A. de C.V. Carrying out research activities and projects in the field of telecommunications	Mexico	MXN	31	100%	Telefónica Global Solutions, S.L.U.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	26	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	87	100%	Telefónica Digital España, S.L.
Telefonica Open Innovation S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda Technological innovation based business project development	Brazil	BRL	49	100%	Telefonica Open Innovation S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	173	100%	Telefonica Open Innovation S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	572	100%	Telefonica Open Innovation S.L. (95%) Telefónica Latinoamérica Holding, S.L (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VED	1	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.

Consolidated Annual Report 2021	Telefónica, S. A.	165

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	22	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.
Telfin Ireland DAC. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U. Realización de operaciones de seguros directos	Spain	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.

Consolidated Annual Report 2021	Telefónica, S. A.	166

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	87.1%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (37.06%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	63	100%	Telefónica Servicios Globales, S.L.
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	29	100%	Telefónica Servicios Globales, S.L.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L. Sociedad Holding	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Telefónica Tech S.L. Holding Company	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech SL. Ciberseguridad, seguridad de información electrónica y consultoría informática	Spain	EUR	15	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	25,301	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	9	100%	Telefónica Cybersecurity & Cloud Tech S.L.
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	GBP	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Cybersecurity & Cloud Tech Colombia SAS Ciberseguridad, seguridad de información electrónica y consultoría informática	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	48	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	PEN	30	100%	Telefónica Cybersecurity & Cloud Tech S.L.

Consolidated Annual Report 2021	Telefónica, S. A.	167

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	USD	—	100%	Otecel, S.A. (99%) Telefónica Global Solutions Ecuador TGSE, S.A. (1%)
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	ARS	—	100%	Telefónica de Argentina, S.A. (95%) Telefónica Global Solutions Argentina S.A. (5%)
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	2	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Altostratus Solutions, S.L. Provision of IT services	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	GBP	—	100%	Telefónica Tech UK Holdings Limited
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ireland Limited Provision of IT services	Ireland	EUR	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ocean Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited.
Pontel Participaciones, S.L. Holding company	Spain	EUR	—	83.35%	Telefónica, S.A.
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	50.01%	Pontel Participaciones, S.L.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	417	50.01%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	50.01%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	6	50.01%	Telxius Cable América, S.A. (49.51%) Telxius Cable España, S.L.U. (0.50%)

Consolidated Annual Report 2021	Telefónica, S. A.	168

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	50.01%	Telxius Cable América, S.A. (49.98%) Telxius Cable España, S.L.U. (0.03%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	12	50.01%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	14	50.01%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	50.01%	Telxius Cable América, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	50.01%	Telxius Cable América, S.A.
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	37	50.01%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	50.01%	Telxius Cable América, S.A. (47.50%) Telxius Cable Chile, S.A. (0.83%) Telxius Cable Perú, S.A.C. (0.84%) Telxius Cable Guatemala, S.A. (0.83%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	50.01%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructures	Brazil	USD	74	50.01%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	10	50.01%	Telxius Cable América, S.A. (49.01%) Telxius Cable España, S.L.U. (0.5%) Telxius Cable Argentina, S.A. (0.5%)
Other companies held for sale
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Companies accounted for using the equity method
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	GBP	—	50%	Telefónica O2 Holdings Limited

Consolidated Annual Report 2021	Telefónica, S. A.	169

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (Cont.)
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	BRL	—	43.55%	Telefônica Brasil, S.A. (21.78%) Telefónica Infra S.L. (21.77%)
HoldCo InfraCo SpA Investment in money and/or securities	Chile	CLP	—	39.66%	Telefónica Chile, S.A.
Infraco SpA. Operation of physical fibre optic infrastructure	Chile	CLP	—	39.66%	HoldCo InfraCo SpA
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltda. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50)%
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A. (50%)
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	198	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	COP	6,000	50%	Telefónica Digital España, S.L.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	37.5%	Telefonica Iot & Big Data Tech S.A.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	—	54.1%	Telefónica del Perú, S.A.A.
Movistar Prosegur Alarmas, S.L. Private security services	Spain	EUR	—	50%	Telefónica España Filiales, S.A.
Prosegur Soluciones S.A.U. Private security services	Spain	EUR	—	50%	Movistar Prosegur Alarmas, S.L.
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.

Consolidated Annual Report 2021	Telefónica, S. A.	170

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (Cont.)
UGG TopCo/HoldCo General Partner GmbH. Holding company	Germany	EUR	—	46.92%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (6.92%)
UGG TopCo GmbH & Co KG Holding company	Germany	EUR	—	46.92%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (6.92%)
UGG HoldCo GmbH& Co KG Holding company	Germany	EUR	—	46.92%	UGG TopCo GmbH & Co KG
UGG General Partner GmbH Holding company	Germany	EUR	—	46.92%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	—	46.92%	UGG HoldCo GmbH& Co KG
Daytona Midco SLU. Securities transactions	Spain	EUR	—	13.94%	Telefónica Infra, S.L.
Digital Data Centre BidCo, SLU. Management and administration of equity securities	Spain	EUR	—	13.94%	Daytona Midco SLU.

Consolidated Annual Report 2021	Telefónica, S. A.	171

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Main changes in the scope of consolidation for
the year 2021

Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Altostratus Solutions, S.L. Provision of IT services	Spain	06/30/2021	100%
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	08/31/2021	100%
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	07/31/2021	100%
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	07/31/2021	100%
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	07/31/2021	100%
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	07/31/2021	100%
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	07/31/2021	100%
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	07/31/2021	100%
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	07/31/2021	100%
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	07/31/2021	100%
Cancom Ireland Limited Provision of IT services	Ireland	07/31/2021	100%
Telefónica Tech Ocean Limited Holding company	United Kingdom	07/31/2021	100%
Companies accounted for using the equity method
Prosegur Soluciones S.A.U. Private security services	Spain	07/31/2021	100%
Daytona Midco SLU. Securities transactions	Spain	05/31/2021	13.94%

Consolidated Annual Report 2021	Telefónica, S. A.	172

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Hispam
HoldCo InfraCo SpA Investment in money and/or securities	Chile	04/30/2021	100%
Other companies
Telefónica Global Solutions Germany GmbH. International service provider	Germany	03/31/2021	100%
Companies accounted for using the equity method
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	01/31/2021	50%
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	03/31/2021	50%
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	03/31/2021	50%
Joint ventures
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	03/31/2021	43.55%
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	06/30/2021	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Other companies
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	06/30/2021	Telefónica Cybersecurity & Cloud Tech Perú S.A.C
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	10/31/2021	Telefónica Cybersecurity & Cloud Tech SL.
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	10/31/2021	Govertis Advisory Services S.L.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	09/30/2021	Telefonica Open Innovation S.L.

Consolidated Annual Report 2021	Telefónica, S. A.	173

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Acquisition
Other companies
Inmosites, S.A.U. Purchase and leasing of real estate related to the telecommunications infrastructure business	Spain	06/30/2021	50.01%
Telxius Torres Latam, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	06/30/2021	50.01%
Telxius Torres España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	06/30/2021	50.01%
Telxius Towers Germany, Gmbh. Telecommunications service provider	Germany	06/30/2021	50.01%
Telxius Torres Perú S.A.C. Telecommunications service provider	Peru	06/30/2021	50.01%
Telxius Torres Chile Holding, S.A. Holding company	Chile	06/30/2021	50.01%
Telxius Torres Chile, S.A. Telecommunications service provider	Chile	06/30/2021	50.01%
Telxius Torres Brasil, Ltda. Telecommunications service provider	Brazil	06/30/2021	50.01%
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	06/30/2021	50.01%
Telxius Torres Argentina, S.A. Telecommunications service provider	Argentina	06/30/2021	50.01%
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	08/31/2021	100%
Companies accounted for using the equity method
HoldCo InfraCo SpA Investment in money and/or securities	Chile	07/31/2021	60%
Joint ventures
O2 Holdings Ltd Holding company	United Kingdom	06/30/2021	50%
Telefónica United Kingdom Ltd. Wireless communications	United Kingdom	06/30/2021	50%
Giffgaff Ltd Wireless communications services provider	United Kingdom	06/30/2021	50%
O2 Networks Ltd. Holding company	United Kingdom	06/30/2021	50%
Cornerstone Telecomunications Network sharing	United Kingdom	06/30/2021	25%
Tesco Mobile Ltd. Wireless telephony services	United Kingdom	06/30/2021	25%
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	06/30/2021	50%

Consolidated Annual Report 2021	Telefónica, S. A.	174

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Main changes in the scope of consolidation for
the year 2020

Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	10/31/2020	100%
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	08/31/2020	100%
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	08/31/2020	100%
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	08/31/2020	100%
Companies accounted for using the equity method
Prosegur Alarmas España S.L. Private security services	Spain	02/29/2020	50%
New joint ventures
UGG TopCo/HoldCo General Partner GmbH. Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG TopCo GmbH & Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG HoldCo GmbH& Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG General Partner GmbH Broadband telecommunications operator	Germany	10/31/2020	46.92%
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%

Consolidated Annual Report 2021	Telefónica, S. A.	175

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	03/31/2020	100%
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	06/30/2020	50%
Telefónica Germany
Telefónica Germany Mobilfunk Standortgesellschaft mbH. Telecommunications service provider	Germany	01/31/2020	100%
Other companies
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	03/31/2020	100%
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	03/31/2020	100%
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	03/31/2020	100%
Telefónica Cybersecurity & Cloud Tech SL. Cybersecurity, electronic information security and IT consulting	Spain	06/30/2020	100%
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	05/31/2020	100%
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	08/31/2020	100%
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	12/31/2020	100%
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	09/30/2020	100%
Telefónica Infra, S.L. Holding company	Spain	02/29/2020	100%
Telxius Group
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	09/30/2020	50.01%
Companies accounted for using the equity method
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	06/30/2020	50%

Consolidated Annual Report 2021	Telefónica, S. A.	176

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	06/30/2020	Telefónica de España, S.A.U.
Telefónica Germany
Minodes GmbH Technological and consulting services in Big Data provider	Germany	12/31/2020	Telefónica Germany GmbH & Co. OHG
Telxius Group
Telxius Towers Erste GmbH. Telecommunications service provider	Germany	09/30/2020	Telxius Towers Germany GmbH.
Telefónica Hispam
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	05/31/2020	Colombia Telecomunicaciones, S.A. ESP
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	05/31/2020	Colombia Telecomunicaciones, S.A. ESP
Other companies
Telefónica Innovation Ventures, S.LU. Desarrollo de actividades y servicios en el área de telecomunicaciones.	Spain	11/30/2020	Telefonica Open Innovation S.L.

Consolidated Annual Report 2021	Telefónica, S. A.	177

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,807,738	—	1,929,066	7,659,904
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	11,000	—	91,200	—	302,200
Mr. José Javier Echenique Landiríbar	—	200,000	23,000	—	113,600	—	336,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,640,000	—	1,620,563	5,860,563
Mr. Juan Ignacio Cirac Sasturain	—	120,000	21,000	—	22,400	—	163,400
Mr. Peter Erskine	—	120,000	23,000	—	113,600	—	256,600
Ms. Carmen García de Andrés	—	120,000	21,000	—	22,400	—	163,400
Ms. María Luisa García Blanco	—	120,000	23,000	—	22,400	—	165,400
Mr. Peter Löscher	—	120,000	22,000	—	108,800	—	250,800
Ms. Verónica Pascual Boé	—	120,000	10,000	—	11,200	—	141,200
Mr. Francisco Javier de Paz Mancho	—	120,000	32,000	—	124,800	—	276,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola[7]	—	30,000	2,000	—	2,800	—	34,800
Ms. Claudia Sender Ramírez	—	120,000	19,000	—	20,700	—	159,700
1. Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3. Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2021 and paid in the year 2022. In reference to the bonus corresponding to 2020, which was paid in 2021, Executive Board Member Mr José María Álvarez-Pallete López received 3,111,960 euros and Executive Board Member Mr Ángel Vilá Boix received 2,157,600 euros.
5. Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A. It also includes the amount received as extraordinary variable remuneration, approved by the Board of Directors at the proposal of the Nominating, Compensation and Corporate Governance Committee for the Executive Chairman and the Chief Executive Officer of the Company, in recognition of their efforts and special dedication in relation to the achievement of certain strategic milestones and the execution of certain corporate operations of singular relevance. By virtue of the aforementioned extraordinary variable remuneration, the Executive Chairman, Mr. José María Álvarez-Pallete López, received 1,923,100 euros and the Chief Executive Officer, Mr. Ángel Vilá Boix, received 1,600,000 euros.
7. Ms María Rotondo Urcola was appointed Director of the Company on September 29, 2021, thus including the amounts received since that date.

Consolidated Annual Report 2021	Telefónica, S. A.	178

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Likewise, Ms Sabina Fluxà Thienemann, Mr Jordi Gual Solé and Mr Ignacio Moreno Martínez ceased to hold office as directors on September 29, 2021 (Ms Fluxà) and December 15, 2021 (Mr Gual and Mr Moreno), and the
remuneration accrued and/or received by them in 2021 until the aforementioned dates is shown below.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Ms. Sabina Fluxà Thienemann	—	90,000	—	—	—	—	90,000
Mr. Jordi Gual Solé	—	120,000	22,000	—	22,400	—	164,400
Mr. Ignacio Moreno Martínez	—	120,000	31,000	—	44,800	—	195,800
1 to 6: The definitions of these concepts are included in the table above.
The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the
Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:
OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	107,026	—	—	—	51,041	158,067
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. Peter Erskine	—	63,333	—	—	—		63,333
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	51,041	51,041
Mr. Peter Löscher	—	100,000	—	—	—	—	100,000
Ms. Verónica Pascual Boé	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	205,593	—	—	—	88,960	294,553
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola[7]	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	37,919	37,919

1. Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
3. Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2020 and paid in the year 2021 by other companies of the Telefónica Group.
5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering
Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. 6. Also included are the amounts received for membership of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica, constituted in May 2021.
7. Ms María Rotondo Urcola was appointed Director of the Company on September 29, 2021.

Likewise, Ms Sabina Fluxà Thienemann, Mr Jordi Gual Solé and Mr Ignacio Moreno Martínez did not accrue and/or receive any remuneration in 2021 for the aforementioned items.

Consolidated Annual Report 2021	Telefónica, S. A.	179

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2021 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):
LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2021
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	8,000	540,968	124,117
Mr. Ángel Vilá Boix	8,000	487,840	64,160
1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 and 2021, applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.
The 2021 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	30,903
Mr. Ángel Vilá Boix	24,234
REMUNERATIONS PLANS BASED ON SHARES
As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following long-term variable remuneration plans were in existence during the year 2021:
The so-called Performance Share Plan ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.
The target measurement period for the First Cycle started on January 1, 2018 and ended on December 31, 2020, resulting in a weighted payout ratio of 50%. Notwithstanding the foregoing, the Executive Chairman stated to the Nominating, Compensation and Corporate Governance Committee, at its meeting of February 23, 2021, that he considered it appropriate to propose his waiver of the incentive, as a gesture of responsibility towards the company, customers, shareholders and employees of Telefónica, as well as a measure of prudence following the economic effects derived from COVID-19. The CEO expressed the same view. The resignation was accepted by the Board of Directors.

Consolidated Annual Report 2021	Telefónica, S. A.	180

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The target measurement period of the Second Cycle started on January 1, 2019 and ended on December 31, 2021.
This cycle had a maximum of 815,000 shares allocated on January 1, 2019, to the executive Directors, with a unit fair value of 6.1436 euros per share for FCF ("Free Cash Flow") and 4.4394 euros for TSR ("Total Shareholder Return"). At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of Total Shareholder Return for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2019, 2020 and 2021, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Thus, at the end of the Plan's second cycle, Executive Directors are entitled to receive 234,000 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 173,500 gross shares in the case of the Chief Operating Officer (C.O.O.) Mr Ángel Vilá Boix.
The period of measurement of objectives of the third and last cycle began on January 1, 2020 and will end on December 31, 2022. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2023.
It is hereby stated in following the maximum number of shares assigned to be delivered if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the third cycle of the Plan. It is noted that the maximum number of shares allocated for the third cycle represents a 50% decrease in the economic value of the allocation compared to the first and second cycle of the Plan:
PSP - Third Cycle / 2020-2023 (shares allocated in July 2020)

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	267,000
Mr. Ángel Vilá Boix	198,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.
In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the third cycle of the PSP and that the above table only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.
To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações. It is hereby stated that Tim Participações has been replaced by TIM Brasil Serviços e Participações S.A. following its integration into that entity.

With regard to compliance with the TSR target, the Plan foresees that the number of shares to be delivered in relation to the fulfillment of this objective will range between 15% of the number of theoretical shares assigned, in the event that the evolution of the TSR of the Telefónica, S.A. share is found within, at least, the mean of the Comparison Group, and 50% in the case that the evolution is placed in the third quartile or higher of the comparison group, by calculating the percentage by interpolation for cases which are situated between the mean and the third quartile.

To determine completion of the FCF target and calculate the specific number of shares to be delivered under this concept, the level of FCF generated by the Telefónica Group during each year of the cycle will be measured against the value set in the budgets approved by the Board of Directors for each financial year.

In relation to the FCF, for each cycle, the company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level of 100% compliance, which will involve the delivery of 50% of the assigned theoretical shares.

At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants

Consolidated Annual Report 2021	Telefónica, S. A.	181

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
determined by the Board of Directors shall be subject to a one-year retention.

On the other hand, the denominated Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022- 2025; 2023-2026), approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2021.

The target measurement period of the First Cycle started on January 1, 2021 and will end on December 31, 2023. If the targets are met, the shares will be delivered in 2024.

The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation targets set for the first cycle of the Plan is shown below.
PSP - First Cycle / 2021-2024

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,094,000
Mr. Ángel Vilá Boix	819,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.
In any case, it is noted that no shares have been delivered to Executive Directors under the first cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.
Indeed, the number of Telefónica, S.A. shares, which, within the established maximum, could be delivered, as the case may be, to the Participants, is conditioned and is determined based on the fulfilment of the established objectives: by 50% of the fulfilment of the Total Shareholder Return objective (the TSR) of the Telefónica, S.A. share, by 40% of the generation of Free Cash Flow of the Telefónica Group (the FCF), and by 10% of the Neutralization of CO2 Emissions, in line with the objective marked by the company to reach zero net emissions in the year 2025.

To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the performance of the TSR on Telefónica, S.A.'s shares will be measured during the measurement period of each three-year cycle, in relation to the TSRs experienced by certain companies in the telecommunications sector, weighted according to their relevance to Telefónica, S.A., which for purposes of the Plan will constitute a comparison group (hereinafter the "Comparison Group"). The companies included in the Comparison Group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, TIM Brasil, and Liberty Global.
With regard to complying with the TSR objective, the Plan will foresee that the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50% if the performance is in the third quartile or above in the comparison group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.
In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.
With regard to the FCF, for each cycle, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned.
To determine compliance with the CO2 Emissions Neutralisation target and calculate the specific number of shares to be delivered for this item, the level of CO2 emissions neutralisation achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2 emissions reduction, in line with the 1.5°C scenario of the Paris Agreement (SBTi) and with the target set by the Company of zero net emissions by 2025 in its main markets for scopes 1 + 2.

The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:
CO2 Emission = Activity x Emission Factor, where:
- Activity: Amount of energy, fuel, gas, etc. consumed by the Company.
- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each unit of activity.

The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.

At the beginning of the cycle, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level

Consolidated Annual Report 2021	Telefónica, S. A.	182

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
of emission reductions of Scope 1 + 2, in line with the 1.5°C scenario of the Paris Agreement (SBTi), will need to be achieved for the incentive to be paid.

In any case, 100% of the shares delivered under the Plan to the Executive Directors and other Participants as determined by the Board of Directors shall be subject to a two-year holding period.

In addition, in accordance with the provisions of the Remuneration Policy for Directors of Telefónica, SA, the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two years of their Gross Fixed Remuneration, as long as they continue to belong to the Board of Directors and perform executive functions. Until such time as this requirement is met, the holding period for any shares delivered under the Plan to Executive Directors will be three years.

On the other hand, in July 2021, the Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees ("Global Plan"), approved at the 2018 General Shareholders' Meeting, came to an end. As a token of their commitment to the Company and in order to encourage other employees to participate in the Global Plan, the Executive Directors contributed the maximum permitted under the Plan of 1,800 euros.

In relation to this Plan, each of the Executive Directors has received 167 additional shares (equivalent to one additional share for every two shares acquired), having fulfilled the condition of permanence and maintenance (one year after the end of the purchase period, i.e. until July 31, 2021).

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2021 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the company does not grant nor has granted during the year 2021, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.
Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2021, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 6,891,990 euros during the 2021 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2021 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 921,546 euros; the contributions corresponding to the Pension Plan increased to 63,027 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 104,313 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 100,233 euros.

On the other hand, regarding share-based remuneration plans, during the year 2021, there were in force the following long-term variable remuneration plans:

The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.
The period of measurement of objectives of the first cycle began on January 1, 2018 and concluded on December 31, 2020, resulting in a weighted payment coefficient of 50%.Consequently, the number of shares corresponding to the first cycle (2018-2021) of the Performance Share Plan that were delivered in the 2021 financial year to the Company's Senior Executives amounted to 220,085.
The target measurement period of the Second Cycle started on January 1, 2019 and ended on December 31, 2021. This cycle had a maximum of 512,491 shares allocated on January 1, 2019 to the group of directors forming part of the company's Senior Management, with a unit fair value of 6.1436 euros per share for FCF and 4.4394 euros for TSR. At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2019, 2020 and 2021, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Thus, at the end of the Second Cycle (2019-2022) of the Performance Share Plan, the Company's Senior Executives are entitled to receive 256,246 gross shares.
The measurement period of the third and last cycle objectives began on January 1, 2020 and will conclude on December 31, 2022. The maximum number of shares assigned to be delivered in 2023 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the third cycle

Consolidated Annual Report 2021	Telefónica, S. A.	183

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
(2020-2023) to the group of Directors part of the Company's Senior Management was 316,762.
On the other hand, the Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022-2025; 2023- 2026), approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2021.
The target measurement period of the First Cycle started on January 1, 2021 and will end on December 31, 2023. The maximum number of shares allocated to be delivered in 2023 in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation targets set for the First Cycle (2021-2024) for all the Company's Senior Executives was 1,333,081.
On the other hand, in July 2021, the Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees ("Global Plan"), approved at the 2018 General Shareholders' Meeting, came to an end. In relation to this Plan, Senior Executives have received a total of 756 additional shares (equivalent to one additional share for every two shares purchased), as they have fulfilled the condition of permanence and maintenance (one year after the end of the purchase period, i.e. until July 31, 2021).
(1) For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

Consolidated Annual Report 2021	Telefónica, S. A.	184

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2021 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2022	2023	2024	2025	2026	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,082	1,082
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,582	1,582
EMTN O2 GBP	GBP	5.375%	—	—	—	—	595	—	595
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,766	1,766
TELEF. EMISIONES MAY 2014	EUR	2.242%	938	—	—	—	—	—	938
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	774	—	—	—	—	—	774
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	476	476
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	145	—	—	—	—	—	145
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	1,277	—	—	—	—	1,277
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0.83%	67	—	—	—	—	—	67
TELEF EMISIONES APRIL 2016	EUR	0.750%	874	—	—	—	—	—	874
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	1,279	—	1,279
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	—	1,127	—	—	1,127
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	—	1,324	1,324
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,766	1,766
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	177	177
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	441	441
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250

Consolidated Annual Report 2021	Telefónica, S. A.	185

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2022	2023	2024	2025	2026	Subsequent years	Total
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,104	1,104
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	662	662
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	—	—	—	892	—	—	892
TELEF. EMISIONES FEBRUARY 2019 GREEN B.	EUR	1.069%	—	—	1,000	—	—	—	1,000
TELEF. EMISIONES MARCH 2019	EUR	1.788%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2019	USD	5.520%	—	—	—	—	—	1,104	1,104
TELEF. EMISIONES JULY 2019	EUR	1.957%	—	—	—	—	—	500	500
TELEF. EMISIONES MAY 2020	EUR	1.201%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MAY 2020	EUR	1.807%	—	—	—	—	—	750	750
TELEF. EMISIONES JULY 2020	EUR	1.864%	—	—	—	—	—	500	500
Telefónica Emisiones, S.A.U.			2,798	1,277	1,000	2,019	1,874	18,470	27,438
Total Telefónica, S.A. and its instrumental companies			2,798	1,277	1,000	2,019	1,874	20,052	29,020

Consolidated Annual Report 2021	Telefónica, S. A.	186

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2022	2023	2024	2025	2026	Subsequent years	Total
Bond T	CLP	4.900%	—	20	—	—	—	—	20
144A Bond	USD	3.875%	441	—	—	—	—	—	441
Telefónica Chile, S.A.			441	20	—	—	—	—	461
Bond F	UF	3.600%	—	97	—	—	—	—	97
Bond O	CLP	3.500%	—	—	—	73	—	—	73
Bond Q	CLP	3.600%	—	—	—	—	94	—	94
Bond 144 A	USD	3.537%	—	—	—	—	—	441	441
Telefónica Móviles Chile, S.A.			—	97	—	73	94	441	705
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	—	—	—	—	—	21	21
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	7	7
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3.0938%	—	—	—	—	—	15	15
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	—	58	—	—	—	—	58
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	—	—	27	—	—	—	27
Bond T. Peru 6th Program (13th Serie A)	N. SOL	5.500%	31	—	—	—	—	—	31
Bond T. Peru 6th Program (14th Serie A)	N. SOL	5.344%	22	—	—	—	—	—	22
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	—	—	30	—	—	—	30
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	—	—	23	—	—	23
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	—	—	18	—	18
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	—	—	—	125	125	126	376
Telefónica del Perú, S.A.			53	58	57	148	143	201	660
Nonconvertible bonds	BRL	1.0825 x CDI	158	—	—	—	—	—	158
Telefônica Brasil, S.A.			158	—	—	—	—	—	158
BOND R144-A	USD	4.950%	—	—	—	—	—	441	441
Bond A5	COP	6.650%	—	—	77	—	—	—	77
Bond C10	COP	IPC + 3.39%	—	—	—	—	—	34	34
Colombia Telecomunicaciones, S.A, ESP			—	—	77	—	—	475	552
Bond	EUR	1.750%	—	—	—	600	—	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			—	—	—	600	—	—	600
Total Outstanding Debentures and Bonds Foreign operators			652	175	134	821	237	1,117	3,136
Total Outstanding Debentures and Bonds			3,450	1,452	1,134	2,840	2,111	21,169	32,156

Consolidated Annual Report 2021	Telefónica, S. A.	187

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The main debentures and bonds issued by the Group in 2021 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Móviles Chile, S.A.
Bond	04/15/2021	03/01/2026	90,000	94	CLP	3.600%
Bond	11/18/2021	11/18/2031	500	441	USD	3.537%

Consolidated Annual Report 2021	Telefónica, S. A.	188

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Appendix IV: Financial instruments
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2021 is as follows:

								Fair value
Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	(8,251)	1,889	1,943	3,014	4,177	20,534	23,306	15,264	8,377	23,641
Floating rate	907	2,101	413	119	2,288	2,006	7,834	41	7,975	8,016
Spread	0.04%	0.04%	0.06%	—	(0.09%)	(0.12%)	(0.04%)	—	—	—
Fixed rate	(9,158)	(212)	1,530	2,895	1,889	18,528	15,472	15,223	402	15,625
Interest rate	(0.74%)	(7.53%)	0.59%	1.48%	2.05%	1.56%	3.00%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(69)	—	—	—	—	—	(69)	—	(68)	(68)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(69)	—	—	—	—	—	(69)	—	(68)	(68)
Interest rate	1.87%	—	—	—	—	—	1.87%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	373	—	—	—	—	—	373	575	(200)	375
Floating rate	—	—	—	—	—	—	—	—	(2)	(2)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	373	—	—	—	—	—	373	575	(198)	377
Interest rate	7.95%	—	—	—	—	—	7.95%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CHF	(2)	—	—	—	—	—	(2)	149	(149)	—
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(2)	—	—	—	—	—	(2)	149	(149)	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(921)	95	131	(441)	(1,766)	2,561	(341)	16,548	(16,875)	(327)
Floating rate	373	125	132	(441)	(1,766)	2,560	983	462	77	539
Spread	0.35%	1.75%	0.67%	—	—	—	0.45%	—	—	—
Fixed rate	(1,294)	(30)	(1)	—	—	1	(1,324)	16,086	(16,952)	(866)
Interest rate	(0.48%)	—	—	—	—	—	0.32%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Consolidated Annual Report 2021	Telefónica, S. A.	189

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

								Fair value
Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in UYU	(6)	—	82	—	24	—	100	98	5	103
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(6)	—	82	—	24	—	100	98	5	103
Interest rate	—	—	9.39%	—	8.90%	—	10.08%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	(205)	19	—	—	—	—	(186)	(186)	—	(186)
Floating rate	(1)	—	—	—	—	—	(1)	(1)	—	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(204)	19	—	—	—	—	(185)	(185)	—	(185)
Interest rate	30.03%	44.70%	—	—	—	—	28.53%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	4,413	25	—	295	—	262	4,995	(144)	5,080	4,936
Floating rate	(700)	(41)	—	295	—	262	(184)	(215)	39	(176)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	5,113	66	—	—	—	—	5,179	71	5,041	5,112
Interest rate	8.13%	8.75%	—	—	—	—	8.14%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(32)	318	85	176	94	86	727	(496)	1,225	729
Floating rate	135	3	—	—	—	86	224	(17)	374	357
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(167)	315	85	176	94	—	503	(479)	851	372
Interest rate	1.99%	2.59%	1.57%	3.18%	3.60%	—	3.01%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	100	(100)	—
Floating rate	—	—	—	—	—	—	—	100	(100)	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	298	62	56	149	143	126	834	460	377	837
Floating rate	5	—	—	—	—	—	5	5	—	5
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	293	62	56	149	143	126	829	455	377	832
Interest rate	5.40%	6.46%	5.81%	7.08%	7.36%	7.38%	6.45%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	—	—	—	—	74	74	74	—	74
Floating rate	—	—	—	—	—	74	74	74	—	74
Spread	—	—	—	—	—	3.21%	3.21%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Consolidated Annual Report 2021	Telefónica, S. A.	190

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

								Fair value
Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in COP	(38)	48	143	662	—	34	849	213	643	856
Floating rate	(3)	—	66	130	—	—	193	274	405	679
Spread	—	—	1.35%	5.82%	—	—	4.39%	—	—	—
Fixed rate	(35)	48	77	532	—	34	656	(61)	238	177
Interest rate	1.48%	5.24%	6.65%	3.19%	—	8.09%	4.09%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(2)	1	—	—	—	—	(1)	(1)	—	(1)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(2)	1	—	—	—	—	(1)	(1)	—	(1)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	(331)	11	—	—	—	—	(320)	(433)	112	(321)
Floating rate	(2)	—	—	—	—	—	(2)	(2)	—	(2)
Spread	1.96%	—	—	—	—	—	1.96%	—	—	—
Fixed rate	(329)	11	—	—	—	—	(318)	(431)	112	(319)
Interest rate	2.91%	6.18%	—	—	—	—	2.81%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	1	—	1
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	1	—	1
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							30,339	32,222	(1,573)	30,649
Floating rate							9,126	721	8,768	9,489
Fixed rate							21,213	31,501	(10,341)	21,160
Rate cap							—	—	—	—
Currency Options and Others (*)							—	—	—	—
(*) Amounts include in fixed rate

Consolidated Annual Report 2021	Telefónica, S. A.	191

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2021:

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2022	2023	2024	2025	2026	Subsequent years	Total	Fair value
EUR								(98)
Fixed to fix	—	—	—	—	—	—	—	—
Receiving leg	(75)	—	—	—	—	—	(75)	(43)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	75	—	—	—	—	—	75	43
Average Interest Rate	0.55%	—	—	—	—	—	0.55%	—
Fixed to floating	—	—	—	—	—	—	—	(260)
Receiving leg	(3,868)	(3,674)	(1,393)	(965)	(1,295)	(1,720)	(12,915)	(7,235)
Average Interest Rate	1.02%	1.52%	1.12%	0.63%	0.91%	0.51%	1.06%	—
Paying leg	3,868	3,674	1,393	965	1,295	1,720	12,915	6,975
Average Spread	1.02%	0.37%	0.36%	0.56%	—	0.01%	0.49%	—
Floating to fixed	—	—	—	—	—	—	—	162
Receiving leg	—	(972)	(470)	(50)	(777)	(1,295)	(3,564)	(3,556)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	972	470	50	777	1,295	3,564	3,718
Average Interest Rate	—	0.60%	1.26%	0.65%	0.82%	0.79%	0.80%	—
USD								(22)
Fixed to floating	—	—	—	—	—	—	—	(26)
Receiving leg	(565)	(962)	(150)	—	—	—	(1,677)	(1,103)
Average Interest Rate	1.73%	1.77%	3.55%	—	—	—	1.92%	—
Paying leg	565	962	150	—	—	—	1,677	1,077
Average Spread	0.92%	0.55%	—	—	—	—	0.63%	—
Floating to fixed	—	—	—	—	—	—	—	4
Receiving leg	—	(662)	(150)	—	—	—	(812)	(812)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	662	150	—	—	—	812	816
Average Interest Rate	—	0.24%	2.52%	—	—	—	0.66%	—

Consolidated Annual Report 2021	Telefónica, S. A.	192

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2022	2023	2024	2025	2026	Subsequent years	Total	Fair value
EUR								1,145
Fixed to floating	—	—	—	—	—	—	—	(47)
Receiving leg	(100)	(800)	—	(125)	—	(275)	(1,300)	(1,395)
Average Interest Rate	1.20%	1.50%	—	0.32%	—	0.72%	1.20%	—
Paying leg	100	800	—	125	—	275	1,300	1,348
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	1,192
Receiving leg	(67)	—	—	(354)	—	(7,132)	(7,553)	(7,168)
Average Spread	—	—	—	0.44%	—	—	0.02%	—
Paying leg	67	—	—	354	—	7,132	7,553	8,360
Average Interest Rate	0.16%	—	—	0.44%	—	1.19%	1.14%	—
USD								(2,217)
Fixed to floating	—	—	—	—	—	—	—	(2,217)
Receiving leg	(204)	(113)	(78)	(399)	(3,541)	(9,426)	(13,761)	(12,093)
Average Interest Rate	2.03%	2.19%	2.36%	1.30%	2.79%	3.24%	3.04%	—
Paying leg	204	113	78	399	3,541	9,426	13,761	9,876
Average Spread	—	—	—	1.03%	2.78%	—	0.75%	—

Consolidated Annual Report 2021	Telefónica, S. A.	193

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros	Maturity
Trading purposes	2022	2023	2024	2025	2026	Subsequent years	Total	Fair value
GBP								(86)
Fixed to floating	—	—	—	—	—	—	—	(86)
Receiving leg	—	—	—	—	—	(476)	(476)	(557)
Average Interest Rate	—	—	—	—	—	3.42%	3.42%	—
Paying leg	—	—	—	—	—	476	476	471
Average Spread	—	—	—	—	—	—	—	—
CLP								(8)
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	(3)	(3)	—	—	—	—	(6)	(5)
Average Interest Rate	4.90%	4.90%	—	—	—	—	4.90%	—
Paying leg	3	3	—	—	—	—	6	6
Average Spread	1.27%	1.27%	—	—	—	—	1.27%	—
Floating to fixed	—	—	—	—	—	—	—	(9)
Receiving leg	(16)	(122)	—	—	—	—	(138)	(13)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	16	122	—	—	—	—	138	4
Average Interest Rate	0.69%	1.54%	—	—	—	—	1.44%	—
COP								(41)
Fixed to floating	—	—	—	—	—	—	—	2
Receiving leg	—	—	—	(67)	—	—	(67)	—
Average Interest Rate	—	—	—	5.77%	—	—	5.77%	—
Paying leg	—	—	—	67	—	—	67	2
Average Spread	—	—	—	1.07%	—	—	1.07%	—
Floating to fixed	—	—	—	—	—	—	—	(43)
Receiving leg	—	—	—	(532)	—	(34)	(566)	(45)
Average Spread	—	—	—	—	—	3.39%	0.20%	—
Paying leg	—	—	—	532	—	34	566	2
Average Interest Rate	—	—	—	3.19%	—	8.09%	3.48%	—

Consolidated Annual Report 2021	Telefónica, S. A.	194

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2022	2023	2024	2025	2026	Subsequent years	Total
Currency swaps
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(83)	—	—	—	—	—	(83)
Receive	CLP	337	73	—	—	—	—	410
Pay	CLP	(502)	(320)	—	—	—	(86)	(908)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	—	—	—	(418)	—	—	(418)
Receive	EUR	881	929	—	—	—	—	1,810
Pay	EUR	(657)	(668)	(80)	(46)	(2,352)	(8,331)	(12,134)
Receive	GBP	179	—	—	—	595	476	1,250
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	119	119
Pay	JPY	—	—	—	—	—	—	—
Receive	MXN	27	27	27	27	27	97	232
Pay	MXN	(27)	(27)	(27)	(27)	(27)	(97)	(232)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	—	—	—	—	1	—	1
Receive	UFC	—	194	—	—	—	—	194
Pay	UFC	—	(97)	—	—	—	—	(97)
Receive	USD	1,404	959	78	487	1,775	7,748	12,451
Pay	USD	(1,415)	(956)	—	—	(1)	—	(2,372)
Receive	UDI	42	42	42	42	42	151	361
Pay	UDI	(42)	(42)	(42)	(42)	(42)	(151)	(361)
TOTAL		144	114	(2)	23	18	(74)	223
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.80), EUR/USD (1.14), USD/COP (3,729.46) and EUR/CHF (1.20).

Consolidated Annual Report 2021	Telefónica, S. A.	195

Consolidated Financial Statements 2021	Notes to the consolidated financial statements

Millions of euros		2022	2023	2024	2025	2026	Subsequent years	Total
Forwards
Receive	BRL	99	—	—	—	—	—	99
Pay	BRL	(5,166)	—	—	—	—	—	(5,166)
Receive	CLP	44	—	—	—	—	—	44
Pay	CLP	(748)	(28)	(1)	—	—	—	(777)
Receive	COP	248	—	—	—	—	—	248
Pay	COP	(326)	(19)	—	—	—	—	(345)
Receive	CZK	69	—	—	—	—	—	69
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	7,996	—	—	—	—	—	7,996
Pay	EUR	(1,556)	—	—	—	—	—	(1,556)
Receive	GBP	607	—	—	—	—	—	607
Pay	GBP	(1,939)	—	—	—	—	—	(1,939)
Receive	CHF	145	—	—	—	—	—	145
Pay	CHF	—	—	—	—	—	—	—
Receive	MXN	11	—	—	—	—	—	11
Pay	MXN	(123)	—	—	—	—	—	(123)
Receive	PEN	13	—	—	—	—	—	13
Pay	PEN	(393)	—	—	—	—	—	(393)
Receive	USD	2,195	46	1	—	—	—	2,242
Pay	USD	(1,359)	—	—	—	—	—	(1,359)
Receive	UYU	2	—	—	—	—	—	2
Pay	UYU	(8)	—	—	—	—	—	(8)
TOTAL		(189)	(1)	—	—	—	—	(190)
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.85), EUR/USD (1.14), USD/COP (3,912.96) and EUR/BRL (6.55).

Consolidated Annual Report 2021	Telefónica, S. A.	196

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2021 and 2020 and their nominal amounts are as follows:

		Outstanding principal balance (millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2021	12/31/2020	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	—	USD	—	15	05/03/2011	07/30/2021
Structured Financing (*)	82	USD	72	162	02/22/2013	01/31/2023
Structured Financing (*)	100	USD	89	152	08/01/2013	10/31/2023
Structured Financing (*)	326	USD	288	338	12/11/2015	03/11/2026
Structured Financing (*)	221	EUR	221	281	12/11/2015	03/11/2026
Credit (1)	—	GBP	—	111	05/23/2013	09/30/2021
Bilateral loan (2)	—	EUR	—	200	07/11/2019	08/16/2021
Bilateral loan (3)	—	EUR	—	150	11/08/2019	06/14/2021
Bilateral loan (4)	—	EUR	—	200	12/04/2019	08/06/2021
Syndicated (5)	5,500	EUR	—	—	03/15/2018	03/15/2026
Telefónica Germany GmbH & Co. OHG
EIB Financing	—	EUR	258	333	06/13/2016	06/13/2025
Syndicated (6)	750	EUR	—	—	12/17/2019	12/17/2026
EIB Financing (Tranche 1)	—	EUR	300	—	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	—	EUR	150	—	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan	—	USD	117	175	02/25/2020	03/24/2025
Syndicated (7)	—	USD	—	204	03/18/2020	07/27/2021
Bilateral loan	—	COP	111	—	07/06/2021	03/19/2025
Telxius Telecom, S.A.
Syndicated	300	EUR	162	197	12/01/2017	12/01/2024
Bilateral loan (8)	—	EUR	—	150	11/29/2019	08/31/2021
Telefónica Móviles Chile, S.A.
Bilateral loan	—	USD	124	114	04/17/2020	09/29/2023
(1) On September 30, 2021, there was an early repayment of the credit for 100 million euros, originally scheduled to mature in 2023.
(2) On August 16, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2026.
(3) On June 14, 2021, there was an early repayment of the bilateral loan for 150 million euros, originally scheduled to mature in 2030.
(4) On August 6, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2027.
(5) On march 15, 2021 there was an extension of the 5,500 million euros syndicated loan, originally scheduled to mature in 2025.
(6) On November 16, 2021, there was a maturity extension of its 750 million euros syndicated loan, signed on December 17, 2019, until 2026.
(7) On March 12, 2021 there was an early repayment for 100 million dollars, on May 12, 2021 12.5 million dollars, on June 28, 2021 53 million dollars, on July 8, 2021 53.5 million dollars and on July 27, 2021 31 million dollars.
(8) On August 31, 2021 there was an early repayment of the bilateral loan for 150 million euros, originally scheduled to mature in November 2021.
(*) Facility with amortization schedule, showing in the column "Current limit" the undrawn amount.

Consolidated Annual Report 2021	Telefónica, S. A.	197

Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group
Regulations
As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which telecommunications regulations apply to the Telefónica Group depends largely on the nature of its activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.
In order to provide services and operate its networks and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authorities or NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.
This section describes the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sector-specific regulators which are described in this section are in the process of being adopted and, therefore, have not yet concluded.
Regulation on COVID-19
As a result of COVID-19, in the most relevant jurisdictions where Telefónica operates, governments, during year 2020, imposed different temporary measures on telecommunications operators, aimed at protecting the most vulnerable consumers. Most of these measures ceased to apply during the year 2021. Amongst the measures still applicable, it is worth to highlight the following: In Colombia, until February 28, 2022, in the absence of customer payment, the government imposed the obligation to allow users to have 200 SMS for free and allow free browsing in 30 URLs.
In Chile, the voluntary agreement with the government to offer a package of minimum connectivity services at a reduced or free price, together with free access to specific platforms (i.e. health, emergencies, education, information) expired on December 31, 2021. However,
Telefónica has extended the offer of this solidarity plan until February 28, 2022. In Brazil, an obligation was imposed to send text messages (SMS) on the care needed for the prevention of this disease to the user base. In Germany, tracking application for COVID-19 contacts is free of charge, with no data consumption involved.
On the other hand, and in order to facilitate for operators to provide telecommunications services during the COVID-19 pandemic, in Peru, Brazil and Colombia, the government adopted measures making it easier to comply with quality regulatory obligations. Colombia also issued flexibilization measures regarding the user’s protection regime, allowing the digitalization of administrative proceedings. Peru and Argentina made the regulatory framework for infrastructure deployment more flexible.
Electronic Communication Regulation in the European Union
By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council. The Member States had a period of two years (until December 21, 2020) to transpose it into their national legislation.
The Code includes measures to stimulate investment on very high capacity network (VHCN), modernization of the provisions of the Universal Service and certain changes in the regulation of services with the aim of balancing the supply conditions (Level Playing Field) between telecom operators and OTTs. In addition, some improvements are included for the coordination of spectrum management processes throughout the EU as well as a harmonization of licenses duration up to at least 20 years.
Due to a delay in the transposition of the EECC, the European Commission announced the second stage of infringements proceedings, in the form of a reasoned opinion, against 18 member states, including Spain, on September 21, 2021.
The Relevant Market Recommendation (RMR) adopted in December 2020, identifies the relevant markets within the electronic communication sector that are susceptible of ex ante regulation by the NRAs. The NRAs should assess the competitive conditions of these markets and

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
where appropriate, designate operators as having significant market power (SMP) and impose obligations. The markets susceptible to ex ante regulation were reduced from 4 to 2: wholesale local access provided at a fixed location market and wholesale dedicated capacity market. Nevertheless, NRAs are still able to analyze any other market that according to national circumstances might deemed to be uncompetitive.
In relation to the maximum cap at European level for both fixed and mobile termination rates (FTRs/MTRs), since the adoption of a Delegated Act, in April 2021 by the EC, the maximum rates applicable are those included in the correspondent glidepaths, and aiming to reach 0.2 euro cents per minute in mobile by 2024 and to 0.07 euro cents per minute in the case of fixed rates.
Additionally, the European Council has approved the Recovery and Resilience Mechanism (RRM), with European funds of 750 billion euros until 2025 as a central pillar of the European Digital Transformation (at least 20% of funds devoted to digitalization) initiatives which can receive support to advance connectivity and the digitalization of society.
Telecom Single Market
EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.
•Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services (“Roaming Like at Home”). Wholesale maximum rates for voice, data and SMS were also regulated. While current regulation expires on June 30, 2022, on December 8, 2021, the Presidency of the European Council and European Parliament reached an agreement regarding the roaming regulation review which is expected to be published in the Official Journal of the EU during the second quarter of 2022 and being directly binding for Member States. The new regulation will include a new glide path for maximum wholesale rates for voice, data and SMS that are not expected to distort the wholesale market. The new regulation has not yet been published in the official journal of the European Union, as the draft is pending approval by the European Parliament in the first quarter of 2022. This reviewed regulation will also include new provisions on transparency and Quality of services that might have a moderate impact on implementation costs for roaming providers.
•Net Neutrality: Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
Following European Court of Justice rulings concerning commercial zero rating propositions in the German market, the Body of European Regulators for Electronic Communications (BEREC) is reviewing the Guidelines on the Implementation of the Open Internet Regulation. It is expected to introduce, by mid 2022 some modifications.
Digital Single Market
Among the most relevant regulatory initiatives we can find the following:
•Content Package:
◦On November 28, 2018, the audiovisual Directive (AVMS) was published in the Official Journal of the European Union. The text came into force on December 19, and had to be transposed into national law in the EU member States by September 19, 2020. In Germany, the transposition of the AVMSD was specified in the Interstate Media Treaty, which entered into force on November 7, 2020. The United Kingdom adopted the AVMS Regulation on September 30, 2020, which was applicable until the formalization of the UK’s exit from the UE. And in Spain, the Draft General Law on Audiovisual Communication was adopted on November 30, 2021. Among the main novelties of the regulation, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries.
◦The Geo-Blocking Regulation tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. As a follow-up to the revision of the Geo-Blocking Regulation, the European Commission published an Action Plan to support the recovery and transformation of the audiovisual sector on December 3, 2020. This Plan included a proposal for a dialogue between the European Commission and the audiovisual industry to facilitate access to and availability of audiovisual content across EU

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
borders. Three meetings between the Commission and industry took place during 2021 and these dialogues are expected to continue in 2022.
•Proposed Regulations on the Digital Services Act and the Digital Markets Act:
On December 15, 2020, the European Commission published its proposed Digital Services Act and Digital Markets Act Regulations.
In relation to the new Digital Services regulation, obligations will apply throughout the EU to all digital services that connect consumers to goods, services or content, such as:
•Rules on the removal of illegal goods, services or content online.
•Safeguards for users whose contents have been removed by error by the platforms.
•Obligation for the platforms to adopt measures to avoid the abuse of their systems.
•Transparency measures with a wide scope.
•New powers to control the operation of the platforms.
•New rules on the traceability of companies in online markets.
•Cooperation process between authorities to ensure compliance and adoption of measures.
The European Parliament leading Committee IMCO, adopted its DSA position last December 14 and the Plenary is expected to vote on the Commission´s amended proposal in the January session. The approved text will then become Parliament´s mandate for negotiations with EU governments starting under the French Presidency of the Council in the first semester of 2022.
With respect to the Digital Markets regulation, whose main goal is to avoid the negative consequences derived from the behavior of the platforms that act as "gate keepers", the main points regulated are:
•It will only apply to the main platform providers more prone to incur in unfair practices and ensuring contestability in a set of core platform services.
•It establishes thresholds for the designation of "gate keepers".
•It requires "gate keepers" to take action in a proactive manner.
•The regulation foresees mechanisms for the Commission to designate new "gate-keepers"
below the thresholds; to add new services and obligations; and to impose structural or behavioral remedies for systematic non-compliance through a market investigation.
•The regulation will impose penalties of up to 10% of global income for non-compliance.
The European Parliament and the Council have issued their compromised amendment proposals of the Commission’s original proposal. The trilogues are expected to start at the beginning of 2022 with the goal to reach an agreement before the end of the French Presidency (July, 2022).
Data Protection
In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduced administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching the new data protection rules. Spain, Germany and United Kingdom have adopted implementing measures of this Regulation.
On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching new regulation. The Regulation could be adopted in first half of 2022 under the French Presidency.
On the other hand, the Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, was declared invalid by the European Court of Justice (ECJ) on July 16, 2020. In the same Ruling, ECJ considered that the Standard Contractual Clauses (SCC) for the transfer of personal data to processors established in third countries are valid, but may not be sufficient, in particular when the law of the third country allows its public authorities to interfere with personal data rights without adequate safeguards and effective remedies and actions. In those cases, the data controller will have to assess if they need to take additional measures. If these additional measures are not sufficient, they are obliged to suspend or terminate the international transfer of personal data.
Furthermore, in June 2021 European Commission adopted its Adequacy Decisions for the transfer of personal data between EU and UK. The Adequacy Decisions include strong safeguards such a sunset clause, limiting the assessment of adequacy to 4 years.
Radio spectrum policy
On December 14, 2016, the European institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020.

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Duly justified exceptions on grounds defined in Decision 2017/899/CE were allowed until June 30, 2022. But, the assignment processes were finally completed during 2021, with Telefónica securing 2x10 MHz in each of our European markets’ footprint (Germany, Spain and UK).
EU competition law
European competition provisions have the force of law in Member States and, therefore, are applicable to our operations in those States.
The Treaty on the Functioning of the European Union (TFEU) prohibits “concerted practices” and any agreement between companies that may affect trade between Member States and that restricts or has the objective of restricting competition in domestic market. The Treaty also prohibits any abuse of dominant position within the European Union or any considerable part thereof that may affect trade between Member States.
The Community Merger Regulation requires that all mergers, acquisitions and joint ventures involving companies that meet certain volume thresholds are subject to review by the EC rather than the national competition authorities. In accordance with the amended Community Merger Regulation, market concentrations that significantly impede effective competition in the market will be prohibited. The European Commission has the authority to apply the EU framework for the defense of the competition.
There are similar competition rules in the legislation of each Member State. Those responsible for ensuring compliance are the national competition authorities.
Spain
General regulatory framework
The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The draft of the General Telecommunications Law, implementing the "EECC", has been submitted in the fourth quarter of 2021 starting from that moment its parliamentary process.
The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.
The main licenses and concessions held by Telefónica in Spain are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Market analysis
The obligations imposed by the national regulator in the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP) are detailed below.
The EU Commission’s delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:
Fixed markets
Wholesale fixed access and call origination market
On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SMP, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented bases, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.
Fixed call termination market on individual networks
In July 2019, the CNMC carried out a new round of market analysis in terminated fixed networks, reaching the same conclusions as in the prior analysis and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model.
Relevant developments were the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The approved prices from January 1, 2021 are 0.0545 euros per minute.
Mobile market
Mobile network call termination
On January 2018, the CNMC adopted the final decision where all mobile operators were considered SMP for the call termination in their networks.
As established by the European Commission’s Delegated Act, from January 1, 2022 to December 31, 2022, tariffs amount to 0.55 euro cents per minute.
Wholesale (physical) to network infrastructure access and wholesale broadband access
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services are expected to allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 17.57 euros per month. This price is reviewed twice a year in order to assess whether Telefónica's retail offers

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(broadband flagship products) are economically replicable with such price.
In July 2018, the CNMC approved the methodology to analyze whether Telefónica’s business offers can be replicated by other operators.
On November 12, 2020, by means of a resolution to the revision of the parameters of the Economic Replicability Test, CNMC has considered that one of Telefónica’s flagship products was not replicable with existing wholesale access service price, encouraging Telefonica to reduce that price in order to restore the economic replicability of all its retail flagship products.
The resolutions from March 2018, July 2018 and November 2020 have been appealed by Telefónica de España.
On October 7, 2021, CNMC has completed the the broadband market analysis (1/2020, 3b/2014 markets). The most remarkable aspects stated by CNMC are:
•To expand the competitive area in new generation networks, from 66 to 696 municipalities, which represent the 70.5% where the Spanish population lives. In these areas the obligation to offer a wholesale broadband access service (NEBA) will not be imposed on Telefónica’s fiber network.
•In the remaining municipalities, CNMC requires Telefónica to provide other operators with a virtual disaggregated access service (local NEBA) and a wholesale broadband access service (NEBA) on its fiber network.
•Throughout the whole territory, CNMC has decided to maintain the obligation by which Telefónica must provide the wholesale service of giving access to its civil infrastructure (ducts, conduits and posts).
Universal service obligations
The Minister of Economy and Business on September 26, 2020, approved a Resolution (ECE/1280/2019) for the designation of Telefónica de España as the operator responsible for the Universal Service Obligation (Network access and telephone service, public payphones) for a period of three and two years respectively from January 1, 2020.
The obligation of the provision of public payphones expired on December 31, 2021 and from that Telefónica de España is no longer responsible for the provision of this element of the Universal Service Obligation.
Spectrum
On February 22, 2021, Telefónica España acquired a 10 MHz block in the 3.4-3.8 GHz band for 21 million euros. With this spectrum acquisition, Telefónica completes 100 MHz which corresponds to the maximum carrier width in the 5G standard. In order for all the operators to have contiguous frequency blocks and ensure a more efficient use of the spectrum to deploy 5G technology and associated services, it is expected that the Ministry of Economic Affairs and Digital Transformation will adopt a resolution for the reorganization of the 3.4-3.8 GHz band, during March 2022. Following this resolution, operators will have 6 months to migrate their frequencies. Regarding the 700 MHz band, Telefónica España acquired 2x10 MHz for 310 million euros in the spectrum auction which took place in July 2021.
Additionally, Telefónica has already extended its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz) until 2030.
At the end of December 2021, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the 26GHz band. This consultation raises the possibility of assigning part of the spectrum for the use of verticals, which would mean more competition in the segment of private networks of companies and an eventual increase in the price of spectrum during the auction. The spectrum auction in this band is expected to take place during 2022.
Contribution to RTVE funding
In August 2009, the Radio and Television Corporation Finance Law (Ley de Financiación de la Corporación de Radio y Television Española) was approved establishing that: (i) telecommunication operators which operate nationwide or at least in more than one region, have to pay a fixed annual contribution of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and (ii) the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region have to pay an annual fixed contribution to the RTVE funding as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers; and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.
Contributions made to the funding of RTVE were appealed by Telefónica España and Telefónica Móviles España. The proceedings are currently on hold waiting for the ruling on (i) a prejudicial question submitted by the National High Court to the Court of Justice of the European Union; and (ii) also on an unconstitutionality question submitted to the Spanish Constitutional Court regarding compliance of the underlying law with the European legislation and the Spanish Constitution.
The draft Audiovisual Communications General Law includes a provision to withdraw the 0,9% of the invoiced operating income contribution to RTVE funding which would entry in force by January 1, 2023.

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Acquisition of Distribuidora de Televisión Digital, S.A. (DTS)
The Resolution of the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.
In July 2020, CNMC decided to extend the application of the commitments on the DTS merger for an additional period of three years. After analyzing the existence of relevant modifications in the markets affected by the operation, the CNMC considered that it was justified to maintain all the commitments except for the broadcasting rights in the video on-demand modality (SVOD), whose commitment to limit the exclusivity, validity period and exploitation period of the contracts that Telefónica could sign is eliminated. In the TV channel commercialization area, the commitment prohibiting Telefónica from early termination of contracts with third party TV channel owners whose term ends within the commitment extension period is softened, allowing the early termination through good faith negotiation, under reasonable and non-discriminatory conditions. The commitments related to the pay-TV market in Spain, expressly subject to a term that has already expired. Telefónica has appealed the decision.
Germany
General regulatory framework
The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). The Telecommunications Act has been repeatedly amended over the last years, most recently through the transposition of the European Code of Electronic Communications (EECC) into German law with effect from 1 December 2021. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.
On January 14, 2021, the German parliament passed the GWB-Digitalisierungsgesetz (Act for restrictions of digital competition). The aim of the act is to counteract abusive behavior of companies with a relevant importance in the market for competition. It was published on January 19, 2021.
The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Spectrum
BNetzA published the “Principles and Scenarios for the Provision of the 800 MHz, 1.8 GHz and 2.6 GHz Spectrum” (scenarios paper) on June 21, 2021. This document describes five scenarios, relating the future provision of the 800 MHz usage rights specifically (auction, 800 MHz extension, 800 MHz operator model, combination of auction and extension elements, invitation to tender). The Telefónica Deutschland Group commented in due time and advocated for an extension of the frequencies to be made available through at least 2033.
Telefónica's appeals against Decisions III and IV adopted by the German regulator on the conditions of use of the frequencies and the auction rules for the 2 GHz and 3.4 to 3.7 GHz bands were dismissed in the last instance by the Federal Administrative Court in October 2021. This concluded the legal action.
Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group, the Deutsche Telekom Group and the Vodafone Group in July 2021 entered into a cooperation for the joint construction of additional radio towers and masts, as well as their technical support and use. The cooperation is designed to meet coverage obligations, especially for transport routes and in rural areas, where frequency holders are allowed to enter into cooperation agreements to fulfil these obligations.
Merger of Telefónica and E-Plus
On February 22, 2019, the EU Commission opened formal proceedings against the Telefónica Deutschland Group by submitting its grounds for objection arising from the implementation of 4G wholesale access as a result of the merger between the Telefónica Deutschland Group and E-Plus. On March 12, 2021, the EU Commission discontinued the proceedings. A fine was not imposed.
The Telefónica Deutschland Group entered into a National Roaming Agreement (NRA) with the 1&1 Group (formerly: 1&1 Drillisch Group) on May 21, 2021. With this NRA, the Telefónica Deutschland Group fulfils another EU requirement imposed by the EU Commission arising from the merger of the Telefónica Deutschland Group and E-Plus in 2014.

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Market reviews
The EU Commission’s delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:
Mobile termination rates (MTR)
A glide path applies for the MTR, according to which a charge of 0.70 euro cents per minute will apply from July 1, 2021, decreasing to 0.55 euro cents per minute from January 1, 2022, to 0.40 euro cents per minute from January 1, 2023 and to 0.20 euro cents per minute from January 1, 2024. These charges will apply to all German providers of these services.
Fixed termination rates (FTR)
FTRs have been subject to a charge of 0.07 euro cents per minute since July 1, 2021. These charges will apply to all German providers of these services.
BNetzA consultation and market studies on fiber optic infrastructures
The BNetzA has identified the existence of SMP of Telekom Deutschland GmbH on markets 3a (market for wholesale access provided locally at a fixed location) and 3b (market for wholesale mass market products provided centrally at a fixed location) and still deems both wholesale markets to be in need of regulation. This applies to both the copper network of Telekom Deutschland GmbH and the newly constructed fibre optic network for the implementation of FTTH.
For market 3a, the BNetzA published a draft decision on the framework conditions under which charges and other access conditions will be controlled by the BNetzA in future for ADSL, VDSL and FTTH. The Telefónica Deutschland Group submitted comments on the draft decision within the specified time limit. For market 3b, a draft decision on the type of regulation of fees and other access conditions for wholesale products will probably be published during the first half of 2022.
United Kingdom
General legislative framework
The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services. Under the terms of the Withdrawal Agreement, the UK implemented the 2020 Electronic Communications and Wireless Telegraphy Regulation (Amendment) (European Electronic Communications Code and EU Exit) which made amendments to the Communications Act, with effect from December 21, 2020, in order to transpose the EECC into UK law.
The main licenses and concessions held by Telefónica in the United Kingdom are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”. These licenses are part now of the joint venture with Liberty Global plc (VMED O2 UK Limited) (see Note 2).
Wholesale price regulation
Mobile termination rates (MTR)
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). In its 2021-2026 price control decisions, Ofcom reduced this to 0.379 pmm from June 1, 2021.
However, termination rates for calls originating outside the UK to be no more than the reciprocal termination rate charged by the relevant international telecoms provider for a call originating in the UK, or the MCT provider’s domestic rate, whichever is the higher.
MTR caps will be updated annually on April 1, based on inflation (CPI measured for 12 months at December 31, each year) plus X, with X specified as -2.2% (2022); +2.1% (2023); +2.4% (2024) and +1.5% (2025).
Fixed termination rates (FTR)
In the same decision, Ofcom decided to rise by 6.1% to 0.0292 ppm from April 2021. Annual indexation to CPI will apply, but with no “X” adjustment based on the same time period for CPI.
Spectrum
Following an agreement between the Government and industry to provide for a “Shared Rural Network”, the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1800 MHz licences to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026.
In April 2021, Telefonica UK acquired 2x10MHz of 700 MHz spectrum and 40MHz of 3.7 GHz TDD spectrum. In addition, Telefonica UK entered into a spectrum swap with Vodafone to bring Telefonica UK’s total 80MHz holdings across the 3.4-3.8GHz band into a contiguous block.
Brazil
General legislative framework
The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector. On October 4, 2019, Law 13.879/2019 was published, introducing significant changes to the telecommunications framework.

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Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.The antitrust law establishes a pre-merger notification regime for concentration transactions, with turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called ‘associative agreements’. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.
Licenses
The main licenses and concessions of spectrum held by Telefónica in Brazil are listed at the end of this Appendix VI.
In the state of São Paulo, Telefónica Brasil provides local and national long-distance fixed switched telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until December 31, 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework by allowing fixed-line concessions operators to migrate from a grant regime (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. There is still a long process to an effective migration from one model to another, which can translate into an estimated period of between 12 and 18 months Until ANATEL regulate conditions and valuation criteria for migration, it is not possible to estimate the hypothetical investment obligations that ANATEL could impose on the concessionaires, including Telefónica Brazil.
On April 4, 2021, the Ministry of Telecommunications and ANATEL approved the Resolution No. 744, which adopts the Regulation for the Continuity of the Provision of Fixed Commuted Telephony Service for Use by the General Public ("STFC") under the Public Regime - RCON. This Regulation established that at the end of the Telefónica Brazil’s STFC concession, the assets belonging to its patrimony (which are used for the rendering of multiple services including the STFC under the public regime) will be subject to a contract between the company and the new concessionaire or the Federal Government, to transfer their right of use under fair and reasonable economic conditions.
On the other hand, the assets that are indispensable and exclusively used to ensure the continuity of the provision of STFC under the public regime, will be reverted to the Federal Government through compensation and under the terms of the RCON. It should be noted that these assets constitute residual and decreasing assets of the company's equity. After the adoption of Resolution No. 744, the obligation to submit a list of reversible assets ("RBR") to ANATEL is merely informative with the objective of maintaining transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.
In the other Brazilian states, Telefônica Brasil provides local, international and long-distance STFC, personal mobile service (SMP) and broadband multimedia communication services (which include the provision of fixed broadband connection) and pay TV services, all under the private regime.
On June 17, 2020, the Decree that regulates Law 13,879/2019 was published. The Decree 10,402/2020 allows the renewal of existing licenses. Previously, only a single license renewal was allowed for the same period. Currently, the successive renewals will be made in a competitive process at market price. The renewal amount can be converted, totally or partially, into investment commitments.
Regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, a decision on the issue is still pending and requires a positioning from the Federal Court of Accounts.
Regarding the 2.5 GHz and 450 MHz spectrum bands, licensed in certain cities, the regulator issued a decision in June 2019, which has been appealed, by Telefónica allowing the use of a satellite solution to meet existing commitments and obligations to increase the connection speed and ordering the termination of licenses relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit the 450 MHz band.
In November 2021, ANATEL held the greatest spectrum auction in its history, with 700 MHz, 2.3 GHz, 3.5 GHz and

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26 GHz lots. On that occasion, Telefónica acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). The Company also won regional 2.3 GHz licenses, with 50 MHz bandwidth in Southeast Region (except Sao Paulo state and PGO Sector 3) and 40 MHz bandwidth in Sao Paulo state, North and Midwest Regions (except PGO Sectors 22 and 25). These licenses guarantee the necessary spectrum to provide 5G services and are valid for 20 years, renewable under existing legal conditions at the end of this time.
Interconnection, tariffs and prices
Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with significant market power (SMP) (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, variations in VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls). Regarding VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls), variations in VU-M no longer need to impact these values, as is still the case of VC1. In March 2020, ANATEL approved Resolution No. 724, which established the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long-Distance mode. Since then, the company has been free to determine domestic long-distance fees according to the market.
The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 12 MBps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 MBps in the region of São Paulo; (iii) passive ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; (v) national roaming market throughout Brazil.
ANATEL's Resolution no. 694/2018 in July 2018 changed the PGMC, which, besides others changes, recognized a new relevant wholesale market of high capacity data transport services with speeds higher than 34 Mbps, in which Telefónica is established as SMP throughout Brazil.
In addition, operators without SMP are no longer entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region, since the publication of the Resolution no. 694/2018 in July 2018.
Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the “bill and keep” between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2021 applicable to Telefónica Brazil are the following: (i) Region I: 0,01422; (ii) Region 2: 0,01550; and (iii) Region 3: 0,02947, nevertheless Telefónica can reach an agreement for higher values.
Regulation on Universal Service
Currently, only Fixed Switched Telephony Services are subject to universalization obligations. These obligations are established in the General Plan of Universalization Targets (PGMU) and can be reviewed every five years.
Mexico
General regulatory framework
In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (LFTy R), published on July 14, 2014. The Federal Law of Economic Competition published on May 23, 2014, its regulations and the Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the Federal Telecommunications Institute on January 12, 2015.
The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications, as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, a special division on Telecommunications affairs was established by the Consumers Affair Authority to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.
The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the América Móvil Group a preponderant operator in the telecommunications market, imposing specific measures with asymmetric obligations to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order for América

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Móvil to provide the wholesale service of national roaming in the areas where Telefónica México currently has no coverage. This was done in light of the specific measures with asymmetric obligations imposed by the IFT to the Preponderant Economic Agent, services that are used by Telefónica México.
On April 16, 2021, the decree that reforms the Federal Telecommunications and Broadcasting Law was published in Diario Oficial de la Federacion create the National Register of Mobile Telephony Users (PANAUT), which seeks to integrate a database with information on the natural or legal persons who are holders of mobile lines; including biometric data in order to prevent and attack the crime of extortion.
The IFT filed a constitutional dispute for considering that its budgetary autonomy is contravened by not having resources for its implementation, for which the Supreme Court of Justice of the Nation (SCJN) granted it a temporary suspension stopping the obligations of the IFT Therefore, the IFT may not be subject to administrative sanctions. However, the rest of the obligations and effects of the standard remain.
Likewise, the National Institute of Transparency, Access to Information and Protection of Personal Data also filed an unconstitutional action, which was recently denied by the SCJN, estimating that there is still no affectation for users derived from the fact that the guidelines have not yet been issued pattern operation.
Telefónica México presented in May 2021 an amparo against the reform that was filed in the First Specialized Court in Telecommunications and has not yet been admitted due to the administrative burden of the specialized courts.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple concessions and licenses for installation and operation of a Public Telecommunications Network to provide telecommunications services and use spectrum for the provision of mobile wireless service nationwide.
Telefónica México accepted the terms and conditions established by the IFT for the renewal of the 1900 MHz licenses nationwide, which expired in 2018. Notwithstanding the foregoing, on November 21, 2019, Pegaso PCS, S.A. de C.V. notified IFT of the waiver of the totality of its spectrum licenses on fourth different stages. On December 31, 2020 the concessions for the 850 and 1900 MHz bands for regions 1, 3 and 4 were returned. Similarly, on December 31, 2021, the 1900 MHz concessions for regions 5, 6 and 9 were returned. The return of the remaining spectrum in the 850 and 1900 MHz bands for regions 2, 7 and 8 is pending, which will take place on June 30, 2022.
Prices and tariffs
Tariffs charged to customers are not regulated. They are set by companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 17, 2020, the IFT published the mobile termination rates (MTRs) applicable to solve any conflicts regarding MTR during 2021, 2022 and 2023. For 2021 MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel-) at 0.018489 pesos per minute, while for the non-preponderant ones they were set at 0.073714 pesos per minute. These rates were calculated using was an LRIC cost model used in the past with new criteria and variables. Since 2018, Telefónica has been challenging since 2018 the interconnection rate resolutions issued by the IFT; Notwithstanding this, to date the established rates have been applied.
Foreign ownership/restrictions on transfer of ownership
Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.
Chile
General regulatory framework
The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation on Telecommunications Services was published and came into force on June 14, 2014, regulating a number of new services as Internet, Pay TV, etc.
In May 2014, law No. 20750 allowing the introduction of Digital Terrestrial Television was published in the Official Journal. It set an extensible deadline of five years for the blackout analog. It also set forth that the concessions of free-to-air broadcasting could be nationwide, regional, local and with European coverage.
The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. This Law Nº. 20.945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
Other relevant laws that have an impact on the operation are Law No. 20,808, published in the Official Gazette on January 28, 2015, which protects the free choice of users in cable, Internet or telephony services, Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access, published in the Official Gazette

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of November 25, 2017 and Law No. 21,245, published in the Official Gazette on July 15, 2020 that establishes the obligation to provide the Automatic National Roaming service in certain areas.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.
On December 5, 2019, and after consulting procedure, the TDLC notified resolution 59 through which it modified the 60 MHz spectrum cap, establishing percentage caps by macrobands. Against this resolution, claims were filed by some operators and Conadecus, which were partially accepted by the Supreme Court on July 13, 2020, in the sense of: i) maintaining the percentage caps set by the TDLC, with the exception of the low macroband (up to 1 GHz) which went from 32% to 30%, and ii) establishing certain complementary measures to the Mobile Network Operators such as, national mandatory and temporary roaming; or keeping an offer of facilities and resale plans for MVNOs permanently available and updated, among others.
On February 16, 2021, the auction for the 3.5GHz band, initiated in 2020, was completed and Telefónica Móviles Chile has been awarded 50MHz. On October 2, 2021, the decree granting the concession to TMCH in the 3.35-3.40 GHz band was published in the Chilean Official Gazette. From that date, the terms conferred started as follows: (i) 30-year period of the concession and (ii) implementation of the terms for the start of service of the 5G project (12 months for stage 1 and 24 months for stage 2).
Prices and tariffs
Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile's Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.
The Ministries set maximum tariffs under efficient operator model basis.
Maximum tariffs for telephony services are set every five years jointly by the Ministry of Transport and Telecommunications and the Ministry of Economy.
Interconnection
Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide international long distance services. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.
On May 9, 2019, a new Tariff Decree regarding fixed termination rate was adopted for the 2019-2024 period. The new tariff decree for the period 2019-2024, entered into force retroactively in May 2019 and represents a 65% drop from the previous value to reach a value of 1.3 CLP per minute during normal business hours.
Regarding mobile termination rates, in 2019 a new decree was issued, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019.
Argentina
General regulatory framework
The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (TIC's). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.
Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones).
By the Decree of Need and Urgency No. 690/2020, it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica”) were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework provided that the services provided by Telefónica were private and prices would be freely set by Telefónica. The lawsuit filed was dismissed in September 2021 and Telefónica appealed this decision. On December 17, 2021, the first instance ruling was overturned and the scope of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and the resolutions of the National Telecommunications Agency that sought to control tariffs (Resolutions 1666/2020 and 204/2021) and provide for a Mandatory Universal Basic Provision (Resolution 1467/2020) were suspended for six months or until a final ruling is issued.During this period, Telefónica will not be subject to the provisions considered in the DNU 690/2020 in relation to price and public service regulations.
Furthermore, “Law on Defense of Competition” No. 27442 prohibits any acts or behaviors contrary to such law and establishes an authority of competition that is pending to be constituted In the meantime, the Secretary of Commerce continues to act, assisted by the National Commission for the Defense of Competition created by Law No. 22262.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica de Argentina has licenses for an indefinite period of time for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements entered into with the National State, and administrative acts entered into with the National State.
Roaming
By means of Law 27.497 (BO 10/01/2019) the Economic Complementation Agreement No.35 between the States part of Mercosur and the Republic of Chile was approved, which includes the Commercial Agreement between the Republic of Chile and the Republic of Argentina by which these countries are obligated to implement the international roaming services in the territory of the other party with the same tariffs or prices they charge for the mobile services in their own country.
Finally, by means of Resolution ENACOM 927/2020, the International Roaming Regime between the Republic of Argentina and the Republic of Chile was approved, establishing as from August 29, 2020, the price for international roaming service between the two countries as a local service.
Prices and tariffs
Since the amendment of the Argentine Digital Act by Decree of Need and Urgency No. 690/2020, the licensees may set the prices, which must be fair and reasonable, must cover exploitation costs and aim to an efficient provision and a reasonable operation margin. The authority may regulate the prices for reason of public interest.
On December 21, 2020, the BO published the ENACOM Resolution No. 1467/2020, which regulates the Mandatory Universal Basic Provision (PBU) for fixed and mobile telephone services, internet services and radio broadcasting by subscription through physical or radio links. Both the PBU benefits and the prices are established by the control authority. Only a certain group of persons who are covered by the cases set by the regulation (social plans beneficiaries, unemployed, etc.) may have access to the PBU.
Interconnection
The National Entity of Communications (ENACOM) has the power to control interconnection prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.
The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local origination or termination rate in the Fixed Telephony Service's networks equivalent to 0.0045 U.S. dollars per minute, for the local transit service an interim rate equivalent 0.0010 U.S. dollars per minute and for the service of long distance transport an interim rate equivalent to 0.0027 U.S. dollars per minute. A rate of 0.0108 U.S. dollars per minute applies to local origination or termination services in mobile networks. For all cases, the second was set as the appraisal unit of measurement.
ENACOM Resolution No. 1510/2020, published in the BO on December 31, 2020, set, on a temporary and exceptional basis, the reference exchange rate applicable to the remuneration of interconnection charges in force for calls made as of January 1, 2021, which was fixed at eighty-three pesos and thirty-six cents (83.36 U.S. dollars) for each U.S. dollar. This measure has been applied for services rendered up to and including June 30, 2021.
Colombia
General regulatory framework
In Colombia there are different agencies responsible for decision-making in the Information Technology and Communications sector (ICT), among them are the Ministry of Information and Communication Technologies

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(MinTIC), the Communications Regulation Commission (CRC), the National Spectrum Agency (ANE), the Superintendence of Industry and Commerce (SIC).
Through Law 1341 of July 30, 2009, principles and concepts applicable to Information societies and the Organization of Information and Communications Technologies -ICT- are defined, the National Spectrum Agency is created and other provisions are issued and establishes the general framework for the formulation of public policies in the Information Technology and Communications sector. This Law was amended by Law 1978 of 2019, ICT sector is modernized, the competences are distributed and a single regulator is created, with the purpose of encouraging investment in the sector and focus on connectivity, creating more and better services, as well as unifying the regulatory framework and strengthening public television and radio.
Likewise, article 10 of Law 1341 of 2009 establishes the general rating regime for the provision of telecommunications networks and services, this rating is understood to be formally assorted, when the interested party is registered in the ICT register, provided by Article 15 of the abovementioned Law, in the same way. With the reform of this Law carried out with the Law 1978 of 2019, the subscription television service is included as provision of telecommunications networks and services and by virtue of the provisions of the transition regime established by such last mentioned regulation, the operators that to date of its publication, had concession contracts for the provision of television can qualify for general authorization and provide services in an environment of technological neutrality. Furthermore, telecommunications services keeps its status as public services in charge of the State.
Also, in accordance with the provisions of Article 11 of the Law 1341 of 2009, the use of the spectrum requires prior, express and granted permission by the MinTIC. As of 2019, with the amendment of Article 8 of the Law 1978, the validity of the use permit is extended of spectrum and its renewal from 10 to 20 years. The regulation provides that the granting or renewal of the permit to use a segment of the radio spectrum will result in payment, in favor of the Information and Communications Technology Fund and in charge of the permit holder. With the amendment of 2019, this consideration may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.
On the other hand, the Colombian competition law is included in Law No. 155/1959, Decree No. 2153/1992 and Law No. 1340/2009 on restrictive trade practices.
Licenses
The main concessions and licenses for spectrum use are reflected in the table, at the end of the Annex.
Telefonica applied in 2021 for the renewal of the permit for 15 MHz of spectrum in the 1900 MHz band, which was valid until October 18, 2021. For the renewal, on October 19, 2021 the MinTIC issued the resolution 2803 setting the price for renewal during 20 years. Telefonica has appealed the resolution before the MinTIC and the final decision is still pending.
In Colombia, on December 2019 and December 2020 respectively, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1900 MHz and 2500 MHz bands, without indicating a concrete time frame. Additionally, the spectrum in the 3.5 GHz band that was planned to be assigned in the second quarter of 2021 was delayed and for the moment there is not a specific date. On the other hand, in the plans and documents referred above, the (MinTIC) set the following main objectives: a) adapt spectrum auction processes to the new Law 1978 of 2019, which, among other objectives, seeks to avoid a fiscal collection criteria, b) guarantee the availability of spectrum and analyze the valuation model, and c) review the model of spectrum caps. In connection with these objectives, Telefónica has requested the MinTIC to delay the spectrum auction in the 3.5 GHz band, considering that the market is not yet sufficiently prepared. It has also proposed the revision of the spectrum valuation methodology downwards, and its costs should be in line with the spectrum value generation capacity. Finally, although Telefónica is in favor of increasing the spectrum ceilings, has requested additional measures to avoid resource monopolization by the dominant operator.
Interconnection
Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
In February 2017, the CRC published resolution 5108 establishing, starting in 2017, symmetric reductions of 11.4 Colombian pesos per minute and 4.3 million Colombian pesos per monthly capacity to the termination rates for established operators and asymmetric termination rates of 24.58 Colombian pesos per minute and 9.8 million Colombian pesos per monthly capacity for new entrant operators in a five-year period. The CRC also adopted measures to promote the entry of MVNOs, including the regulation of prices for the access to the mobile networks.

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
In 2019, the CRC issued Resolution 5827 modifying the remuneration of the national automatic roaming (Roaming Automático Nacional or RAN) and the methodology to remunerate Mobile Virtual Network Operators (MVNO) service. In RAN, incoming traffic in voice processed with the National Automatic Roaming service will be remunerated by the Source Network Provider (who makes use of the facility) to the Visited Network Provider (Network Owner) for the charge value mobile access and not by RAN. This only applies when the Visited network provider has jointly deployed 3 or less sectors in 2G or 3G technologies.
In December 2021 the CRC published a public consultation, and its respective supports, whereby propose the modification of the charges for mobile voice termination, SMS and national automatic roaming, as well as other provisions, and the final decision is expected to be issued in 2022.
Prices and tariffs
The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS's).
Peru
General regulatory framework
The provision of telecommunications services in Peru is governed by the Telecommunications Law, its General Regulation and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the Internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.
Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing MVNOs and mobile rural infrastructure operators (MRIO). Regulations developing the Act were published in August 2015.
The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.
In November 2019, the government approved the Prior Control of Business Concentration Operations, applicable for those mergers, acquisitions, constitution of joint ventures or the acquisition of productive assets of economic agents that produce effects that restrict competition in the National territory. This regulation shall enter into force in March 2021.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Telefónica del Perú S.A.A started an arbitration process to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.
In April 2016, Telefónica del Perú S.A.A. filed a renewal request in relation to the 1,900 MHz frequency spectrum for the Provincias (all of Peru except for Lima and Callao), which license expired in 2018. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
On November 2020, the Ministry of Transportation and Communications granted Pangeaco, S.A.C. concession for the provision of telecommunications public services for a 20-year term, renewable. This Group company was created in March 2020 in order to provide all kind of telecommunications services, as well as to acquire, have and exploit telecommunications infrastructure. The company signed on January 15, 2021 the respective concession contract.

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
With respect to the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz, and 2,300 - 2,330 MHz bands, Telefónica del Perú S.A.A. was preselected. The auction was scheduled for 31 January 2022 but is expected to be delayed. With regards to 5G, and the spectrum auction for the 3.5 GHz and 26 GHz band, the new government has not yet adopted any decision.
Wholesale regulation for Major Suppliers
OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, payed television and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On June 17, 2021, OSIPTEL resolved to declare Telefónica del Perú S.A.A. and its Economic Group in the country as an important provider in the wholesale Pay TV market in 10 regional markets. Telefónica del Perú S.A.A. has filed an appeal for reconsideration against this decision, which is still pending final pronouncement by the authority.
Prices and tariffs
Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formulae from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new cap price system by which the operators of fixed services determine the rates of the local fixed-mobile calls. Such rate is adjusted every time there is an adjustment mobile interconnection rate. On February 15, 2021, OSIPTEL adjusted such rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0006 per second without IGV. Said rate entered into force on February 19, 2021. In the 2021 adjustment, the level of the ceiling rate was maintained.
Interconnection
On December 24, 2020, OSIPTEL published the amendment of the MTR, at 0.00162 U.S. dollars per minute rated at the second, which is applicable since January 1, 2021 and will remain until a new MTR value is defined by the regulator. Said value will be in force for the duration of the MTR review procedure initiated by OSIPTEL on March 13, 2021, still in progress

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2021 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)		Year of Exp. Date
Spain	700 MHz	20		2041	(1)
	800 MHz	20		2031
	900 MHz	29.6		2030
	1800 MHz	40		2030
	1900 MHz (TDD)	5		2030	(2)
	2100 MHz	29.6		2030	(2)
	2600 MHz	40		2030
	2600 MHz	20	(3)	2030
	2600 MHz (TDD)	10	(4)	2030
	3.5 GHz (TDD)	40		2030	(2)
	3.5 GHz (TDD)	10		2038
	3.5 GHz (TDD)	50		2038
United Kingdom (5)	700 MHz	20		Indefinite
	800 MHz	20		Indefinite
	900 MHz	34.8		Indefinite
	1800 MHz	11.6		Indefinite
	1900 MHz (TDD)	5		Indefinite
	2100 MHz	20		Indefinite
	2300 MHz (TDD)	40		Indefinite
	2600 MHz (TDD)	25		Indefinite
	3.5 GHz (TDD)	40		Indefinite
	3.5 GHz (TDD)	40		Indefinite
Germany	700 MHz	20		2033
	800 MHz	20		2025
	900 MHz	20		2033
	1800 MHz	20		2033
	1800 MHz	20		2025
	2100 MHz (TDD)	5		2025
	2100 MHz (TDD)	14.2		2025
	2100 MHz	10		2040
	2100 MHz	30		2025
	2600 MHz	60		2025
	2600 MHz (TDD)	20		2025
	3.5 GHz (TDD)	70		2040
(1) Initial term until 1 December 1, 2041, can be extended for 20 additional years.
(2) Initial term until 2020, extended concession until April 18, 2030.
(3) Regional licenses in Madrid and Melilla.
(4) National license excluding 2 regions (Madrid and Melilla).
(5) These licenses are part of the joint venture with Liberty Global plc (VMED O2 UK Limited).

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements

BRAZIL (1)(2)	Frequency	Bandwidth (MHz)		Year of Exp. Date
	450 MHz	14	(3)	2027
	700 MHz	20		2029
	850 MHz	25	(4)	2028	(5)
	900 MHz	5	(6)	2023-2035	(7)
	1800 MHz	20-50	(8)	2023-2035	(7)
	2100 MHz	20-30	(11)	2023
	2300 MHz (TDD)	40-50	(12)	2041
	2500 MHz	40-60	(9)	2027-2031	(10)
	3.5 GHz (TDD)	100		2041
	26 GHz	600		2041
(1) Expiration date accounts for initial term of 15 years for 450, 700, 2100 and 2500 MHz bands, another 15 years extension are contemplated in these licenses. In 2300 MHz, 3.5 and 26 GHz the initial term is 20 years, with additional 20 years extension.
(2) Regional codes are included in Annex 1.
(3) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(4) Except regions 2', 4', 6', 7', 7’’ and 10.
(5) Regional licenses second term expiring in different dates. Concession extended until 2028.
(6) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7', 7’’ and 10.
(7) Regional licenses: second term expiration and renewal dates are dependent on the region. Concession extended until 2035 for MG.
(8) 20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(9) 40 MHz national license, plus Band P (20 MHz) in some areas.
(10) The initial term of Band X will expire in 2027 and Band P will expire in 2031.
(11) 30 MHz in some regions.
(12) Regional licenses: 40 MHz in North, SP and CO; 50 MHz in RJ, ES e MG.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2033
	850 MHz (AMBA)	30	Indefinite
	850 MHz (Sur)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (Norte)	50	Indefinite
	1900 MHz (Sur)	25	Indefinite
	1700 MHz/2100 MHz	20	2033
	2600 MHz	30	2035	(1)
	3.5 GHz	50	Indefinite	(2)
Chile	700 MHz	20	2045
	850 MHz	25	Indefinite
	1900 MHz	20	2032	(3)
	2600 MHz	40	2043
	2600 MHz (TDD)	12	2038	(4)
	3.5 GHz (TDD)	50	2051
Colombia	850 MHz	25	2024
	1700 MHz/2100 MHz	30	2023
	1900 MHz	15	2024
	1900 MHz	15	2021	(5)
Ecuador	850 MHz	25	2023
	1900 MHz	60	2023
Mexico(6)(7)	850 MHz (Reg. 2 - Sinaloa, Sonora excluding San Luis Río Colorado)	20	2022

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements

	1900 MHz (Reg. 2 - Sinaloa, Sonora excluding San Luis Río Colorado)	40	2022
	1900 MHz (Reg. 8 - Guerrero, Oaxaca, Puebla, Tlaxcala and Veracruz)	50	2022
Peru	450 MHz	10	2028
	700 MHz	30	2036
	850 MHz	25	2030	(8)
	900 MHz (Lima and Callao)	10	2028
	900 MHz (Rest of provinces)	16	2028
	1700 MHz/2100 MHz	40	2033
	1900 MHz (Lima and Callao)	25	2030
	1900 MHz (Rest of provinces)	25	2018	(9)
	3.5 GHz	50	2027
Uruguay	700 MHz	30	2037
	850 MHz	25	2024
	1900 MHz	20	2022/2024	(10)
	1900 MHz	40	2033
	2600 MHz	40	2045
Venezuela	850 MHz	25	2022
	1900 MHz	50	2022
	1700 MHz/2100 MHz	20	2022
	2600 MHz	40	2029
	3.5 GHz	50	2026	(11)
(1) Covering 65% of the population.
(2) Fixed Wireless Access licenses 25+25 MHz in 23 localities with indefinite term (Res. SC 10160/1999, including AMBA region).
(3) 10MHz sold in 2021 as a result of the ‘Subtel’ (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(4) Only in Metropolitan Region.
(5) Appeal presented against the renewal proposal from MinTic, resolution pending.
(6) The spectrum concessions have been renounced by Pegaso PCS, SA DE CV, anticipating its expiration dates to the dates listed. This renounce was notified to IFETEL on November 21, 2019.
(7) Remaining spectrum expires in 30.06.2022.
(8) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(9) In process of renewal. Extension requested on May 30, 2016. According to the regulation, the license maintains its validity until the Ministry of Transport and Communications decides over the request presented
(10) 10 MHz expires in 2022; 10 MHz in 2024.
(11) Available for Fixed Wireless Access licenses.

Telefónica seeks to use its spectrum in the most efficient way, implementing 5G and LTE-Advanced where possible.
Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

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Consolidated Financial Statements 2021	Notes to the consolidated financial statements
ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

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Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ and ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR and SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO and TO
7'	GO - towns of sector 25 of the GPLG
7''	MS - towns of sector 22 of the GPLG
8	AM, AP, MA, PA and RR
9	BA and SE
10	AL, CE, PB, PE, PI and RN

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Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3	MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas and Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR - except towns included of sector 20
20	PR - towns of Londrina and Tamarana
21	MS - except the town integrating of sector 22
22	MS - town of Paranaíba
23	MT
24	TO and GO - except towns included in sector 25
25	GO - towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS - towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP - except the towns included in sector 33
33	SP - towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

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Chairman's Letter

2021 was a year marked by the evolution of the pandemic, with new waves and vaccination campaigns as we moved towards a global recovery. The pandemic has brought digitalisation forward by several years, confirming its importance in the path to energy transition and social development. The need to deploy inclusive connectivity, within the reach of everyone, has become a priority for speeding up the reactivation of the economy based on a new, longer-term model of growth. The advance in ESG regulations including the implementation of the first stage of the EU’s taxonomy for sustainable activities, confirm this new economic paradigm.
As such, Telefónica's commitment to embedding ESG within its strategy over the past two decades, and our commitment to the principles of the Global Compact and Sustainable Development Goals in building a greener future, helping society thrive and being an exemplary company, are especially relevant.

In 2021, we laid the foundations to build a more inclusive, resilient, and greener future, taking full advantage of fibre and 5G. I would like to highlight the expansion of 5G coverage - which already reaches over 80% of the population in Spain, the creation of FiBrasil, the joint venture with Allianz in Germany, and the operations with KKR in Colombia and Chile to speed up the fibre roll-out. Going forward, we have made the commitment to reach broadband coverage of 90%-97% of the population by 2024 (excluding the UK), strengthening our commitment to the development of rural areas.

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The digital ecosystem we are developing - with health, security, financial and educational services, supporting our communities in these times of uncertainty as habits become ever more digital - is also noteworthy. In addition, the strengthening of our cybersecurity, cloud and big data services will allow Telefónica Tech to continue to deliver double-digit growth in revenues, while helping the business community to transform digitally and thus become more efficient and sustainable. In 2021, thanks to our services, Telefonica’s business customers avoided the emission of 8.7 million tonnes of CO2 (equivalent to the carbon absorbed by 143 million trees).
All this went hand-in-hand with an increased focus to reduce our environmental footprint towards becoming Net Zero. Specifically, since 2015, we have reduced our consumption of energy - 100% renewable in our main markets - by 86% per unit of traffic, which has allowed us to reduce our emissions by 70%. We continue to progress towards becoming a Zero Waste company by 2030, with recycling, more eco-design products and services, circularity criteria for our suppliers, and initiatives such as the Eco Rating seal.
Telefónica has also continued to contribute to social development: we generated almost €49 billion in terms of Gross Domestic Product (GDP) in our main markets, we made a tax contribution of over €9 billion, and generated more than 1.2 million jobs (direct, indirect and induced), in other words, we have created 10.4 positions for every contract we make. This is all thanks to the progress we have made extending connectivity and fostering the digital skills of users. These efforts have led us to being recognized as world leaders in the Digital Inclusion Benchmark by the World Benchmarking Alliance.
The triad digitalisation, social development and respect for the environment is synonymous with recovery. With this in mind, our aim is to surpass €10 billion of sustainable financing in the coming years, after closing 2021 with a volume of €4.1 billion in bonds and loans.
Such advances are based on best practices in governance that make us an exemplary company. A good example is the reduction in 2021 of the number of Board members to 15, with 9 independent members and 33% women, taking us further towards our objective of gender parity at the highest governing bodies of the Company by 2030.

The triad digitalisation, social development and respect for the environment is synonymous with recovery. With this in mind, our aim is to surpass €10 billion of sustainable financing in the coming years.

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Our strategy is supported by a team that is committed, prepared and diverse. Our Employee Net Promoter Score is 67%1, up from 65% in 2020, and 65% of employees have invested in new skills. Our commitment is to continue increasing the presence of women in executive posts, to reach at 33% in 2024, and to eliminate the gender pay gap.
We also have our customers’ trust: their satisfaction, according to the Net Promoter Score (NPS), improved by 4 percentage points on the previous year (total score of 271, rising to 55 among our business customers). The measures and services that we have provided and developed during the pandemic have led to a marked increase in our reputational scores, as reflected in the RepTrak Pulse®, which increased by almost 5 points year over year. We will continue to work to strengthen this relationship, offering the best connectivity and user experience, and prioritizing the security of our networks, privacy, and data ethics, as well as equality in access to technology.
Looking to the future, we are more than prepared to make the most of the opportunities that arise from this new more sustainable paradigm, which has established digitalisation, and therefore Telefónica, as a driving force of progress.

José María Álvarez-Pallete Chairman of Telefónica

[1] The figure for 2021 excludes the UK but includes Latin America.

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Chapter 1

Strategy and growth model

1.1. Context

1.2. Mission, Purpose, Values

1.3. Business Model

1.4. Materiality

1.5. Strategy

1.6. Organisation

1.7. Sustainable Finance

1.8. Main indicators and footprint

1.9. Business overview

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1.1. Context
GRI 103, 102-15
1.1.1. Macro context: beginning of economic recovery and geopolitical tensions
After a year (2020) dominated by the pandemic and the impact that measures to contain it had on the world economy, 2021 looked set to be a period of transition towards global recovery. The first half of 2021 continued to be heavily affected by new waves of COVID-19, while campaigns for mass vaccination programmes began.
During the second half of the year, the impact of these vaccination schemes allowed some degree of reopening of economies (trade, tourism, travel, etc.) and a return to growth. At the end of 2021 and the beginning of 2022, the emergence of a new variant (Omicron) with a high infection rate, again required the adoption of measures to protect the population, although the new outbreak was less severe in populations with greater vaccination coverage. However, uncertainty remains as to when the pandemic can be considered to be fully under control.
With the reopening of activity, the world's major economies are beginning to report growth, which should accelerate in the coming quarters to a return to pre-crisis levels. For the moment, recovery has been uneven (across countries, sectors, etc.) and, in the long term, the impact of the crisis may shift the balances in the world economy.
At first, this recovery came with an unexpected rise in inflation, driven by increases in demand as production picked up and with a temporary contraction in supply (labour availability, supply chains, semiconductors, global transport, etc.). In this inflationary context, during the last months of 2021, we witnessed a global increase in energy costs on the back of raw materials (gas, oil, etc.), together with the impact of transition policies towards cleaner energies (prices of emission rights, etc.).
Politically, in the aftermath of the pandemic, some of the issues that had been temporarily put on the back burner to deal with the health crisis are back on the agenda:
•Increasing political polarisation and the rise of populist or extremist movements in many regions of the world.
•US-China trade tensions and their potential impact on trade and global supply chains. Consideration of certain sectors of activity (semiconductors, energy, communications, etc.) as strategic for nations, with possible state intervention measures.
•Problems arising from Brexit and the role of the European Union in the future global landscape.
•Long-term consequences of new tensions in Europe arising from Russia's foreign policy (e.g. crisis in Ukraine).
•Regulation and control of large technology companies (online privacy, artificial intelligence, data control, etc.) and social and budgetary pressure on states to balance the tax burden (progress on first global agreements to harmonise taxation within the OECD framework).
•Sharp increase in cybercrime, with an impact on relevant infrastructures (health, energy, etc.), which requires the deployment of cybersecurity measures.
1.1.2. Social context: increased importance of environmental and long-term sustainability issues
Within this new economic and political context, pressure continues to grow on environmental sustainability and social and governance (ESG) issues, including:
•Energy transition to renewables (although there are uncertainties about the proposed time-frame and how the transition will be financed).
•Reduction of CO2 emissions at every level of economic activity, with a special focus on the most polluting industries; and the establishment of Net Zero targets.
•Increased social awareness of resource efficiency and the move to a circular economy throughout the supply chain.
•Need for measures to reduce economic inequality in the aftermath of the pandemic.
•Bridging the digital divide (Internet access, digital literacy, etc.).
•Diversity and non-discrimination in access to, and performance in, employment (gender equality, pay gap, minorities, etc.). Work-life balance and the growth of home-working in the wake of the pandemic.
•Consumer empowerment vis-à-vis large corporations, with special attention to the privacy of personal data and its processing.

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For companies, regulatory pressure to comply with and report on certain ESG objectives and standards has increased. At the same time, the transformation towards a more sustainable economy generates new opportunities that companies can seize for sustainable growth:
•Growth in revenue derived from the launch of new sustainable products, digitalisation of the economy and new, more inclusive business models.
•Increased efficiency, with reduced costs (e.g. energy costs, consumption of water and other natural resources) and better use of productive assets (asset allocation).
•Productivity improvements resulting from measures to include the entire workforce (motivation, work-life balance, access to digital talent, etc.).
•Access to new sources of finance, with the transition to more sustainable finance (e.g. green bond issuance) and a strong commitment by states to the green and digital transition (e.g. NextGenerationEU Funds).
1.1.3. Telecommunications market context: digitalisation and acceleration of next generation infrastructure
Despite the critical importance of connectivity during the pandemic and the sharp increase in traffic, the telecommunications sector was impacted by the containment measures and economic slowdown during 2020 and the first half of 2021. Later, the sector started to recover lost revenues (e.g. roaming, results of the ban on travel, etc.) and commercial activity increased. In this sense, the recovery among large corporations, SMEs and public administrations were a fundamental support for the sector.
The pandemic has served to anticipate some of the market trends that were already underway. Individuals and businesses accelerated migration to the digital world, with a strong impact on the transformation of the economy:
•Shift in individual consumption habits towards digital products for entertainment, information, health, education, etc., together with increased penetration of e-commerce in consumer goods.
•Evolution of working conditions towards a greater weight of home-working and connected work, developing mixed models (in-person/remote) in many economic sectors.
•The need for digitalisation of business processes to meet customer expectations (especially in the SME sector, which has traditionally been slower to go digital).
The need for quality, low-carbon telecommunications infrastructure to support the new digital and social reality has accelerated plans for the deployment of future networks:
•In fixed connectivity, the main operators have anticipated the migration towards Fibre-the-home (FTTH) technologies, relying on the availability of public and private investment plans, and in many cases moving towards the creation of wholesale and neutral operators (FiberCos).
•In mobile, with the acceleration of deployment plans for the new 5G technology, starting with the main spectrum auctions for the new services of the future, based on ultra-broadband connectivity, with very low latency and the capacity for connecting a multitude of devices.
Despite the relevance of telecommunications and the importance of connectivity for people's lives, the sector as a whole has underperformed in terms of stock valuations, burdened by overall declining revenue growth, high leveraging, investment requirements to develop new technologies, regulation and lack of in-market consolidation.
In this context, the future of the sector points towards the development of specialist models as an evolution of traditional integrated operators. Regardless of the final outcome (with or without formally independent companies), developments are anticipated in three clearly differentiated models:
•In the residential and mass-market (B2C) sector, a model leveraged on consumer-valued brands that adds value to connectivity by developing digital ecosystems in key verticals (home, entertainment, security, etc.).
•In corporations (SMEs, large enterprises and administrations), growth in professional services and technological solutions designed to help customers achieve digitalisation (cloud computing, managed services, cybersecurity, etc.) with a complete portfolio of solutions.
•For telecommunications infrastructure, creation of specialists to speed up deployments and efficiently operate networks (including the functional separation of networks in some operators in the form of neutral and wholesale operators).
Furthermore, the aforementioned pressure for sustainability is already fully embedded in the sector, particularly around issues such as inclusive connectivity (aimed at previously unconnected populations or collectives and social groups that encounter difficulties in making use of new digital services), energy efficiency (especially through networks and technologies that ensure lower electricity consumption), good privacy management,

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cybersecurity performance, as well as talent management and the supply chain.
In addition to the interest shown by analysts and investors (which has grown exponentially in recent years), the impact of the pandemic has added a new dimension to the contribution made by telecommunications networks and services to the social and environmental development of communities.

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1.2. Mission, purpose, values
GRI 102-14

"Make our world more human by connecting lives".

Our mission puts people at the centre of everything we do. We want to be a company in which customers, employees, suppliers, shareholders, and society in general can trust. To achieve this, we must have clear principles that consistently guide our decisions and actions inside and outside the company. Accordingly, our mission has two key elements, reflecting our corporate purpose:
•Making the world more human: corporate ethics are at the heart of everything we do, always placing technology at the service of people and protecting the planet through digitalization. We take into account our various stakeholders' expectations and needs in order to build relationships of trust.
•Connecting people's lives: this means that we aim to digitalise society as a whole, leaving no one behind, and reduce the digital divide in terms of access, affordability, accessibility and training in digital skills. It also drives us to innovate so that we can offer products and services that add value and contribute to improving people's lives; it also leads us to leverage digital solutions to decarbonise the economy.
COVID-19 underlined the relevance of our purpose: never before has being connected or not made such an important difference. The connectivity that we had during the pandemic allowed us to study, work, get information, interact with our family and friends, shop and even go about our business, This ability to digitally continue has been firmly installed in our lives and cannot be conceived any other way. This new way of doing things—more online and digital—also offers environmental benefits. For example, home-working and reduced employee commuting, which leads to lower fuel consumption and office air conditioning, meaning lower CO2 emissions.
The telecommunications sector is a pillar of our society. And, in the coming years, the sector will continue to play a key role in an economic and social recovery that leaves no one behind, and in building a greener and fairer economy for all.

Our corporate purpose combines naturally with the United Nations 2030 Agenda, which explicitly highlights the key role of technology, innovation, and communications in addressing the great challenges facing humanity. Deploying infrastructure is essential, however it is not sufficient on its own. Based on this infrastructure, we need to develop services that add value and allow us to get the full socio-economic benefit of fibre and technology. And there is also a need to increase the digital skills of society and businesses.
Our purpose is therefore built on elements and values of sustainability: we want to be perceived as a key player in the sustainable development of the new society and a facilitator for meeting new socio-economic and environmental challenges.
To this end, the Telefónica Group has a code of ethics and conduct: our Responsible Business Principles and, in turn, our sustainability policy, which govern what we say and do in our daily activities in order to act according to our values of integrity, commitment and transparency.

Go to chapter 2.11. Governance and sustainability culture
Brand and culture alignment with our values is key. Our aim is that our corporate purpose and values are reflected in our behaviour, processes and objectives, ensuring consistency between what we say and what we do, so that this shared vision spreads from employees to customers and from customers to society. This culture is strengthened when we are consistent in how we behave within the company and how we present ourselves. This helps us clarify our raison d'être and how we can help make the world a better place.

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1.3. Business model
GRI 102-2
Telefónica deploys, operates and maintains telecommunications networks and, based on these capabilities builds connectivity (or adjacent) products and services suitable for a wide range of customers (individuals and businesses).

Telefónica's value chain

Assets
Services
Customers

1. Tangible Fixed Assets:
- Fixed Networks
- Mobile Networks
- IT (Data centres & hardware)
- Real Estate

2. Intangible Fixed Assets:
- IT Platforms (Software)
- Operations and processes
- Licences and Spectrum
- Brands

1. Basic telecommunications:
- Connectivity
- Communications

2. Digital Services:
- TV and content
- Cloud services
- Internet of Things
- Etc.

3. Professional Services:
- Security
- Big Data
- Managed IT services
- Etc.

1. Residential:
- Individual
- Homes

2. SMEs, Businesses and Professionals

3. Large Corporations

4. Multinationals

5. Public administrations and entities

1.3.1. Assets
GRI 102-2
Telefónica's value creation model is based on the exploitation of a number of valuable assets. These include:
•Fixed and mobile telecommunications networks, including both the basic infrastructure (fibre, civil engineering, telecommunications towers, ducts and buildings, etc.) and the physical elements associated with access, transport and switching (hardware equipment) so that we can provide our customers with basic connectivity and communications services. Telefónica builds, operates and maintains these networks in each of the countries where it operates.

•The IT infrastructure (data centres, hardware, and software) necessary for the provision of services to end customers (front office) and proprietary operations (back office). This includes the main platforms for building services on top of basic connectivity (communications, TV, digital services, etc.), either proprietary or based on third-party services.

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•The necessary licences and authorisations according to applicable regulations and, in the case of mobile operations, the radio spectrum acquired in each country for the provision of the service.
•Telefónica is the parent brand that leads corporate and institutional communications globally. At the local level, we have the commercial brands Movistar in Spain and Latin America, O2/VMED O2 in Europe, and Vivo in Brazil.
•Other intangible assets necessary for the provision of the service, such as know-how in operation and processes, which Telefónica has built up over the years, including the value of our brands in each market.
1.3.2. Services
Telefónica leverages these assets by building services adapted to our customers' requirements. These services can be wholly proprietary (e.g. pure connectivity and communications services) or based on third-party offerings via partnerships or distribution agreements (as is the case for certain digital services). The main features of Telefónica's commercial proposal to customers include:
•Basic telecommunications services, covering Internet connectivity (residential or the more sophisticated business and corporate products) and fixed and mobile communications (traditional voice and other communication SVAs).
•Proprietary and third-party digital services provided over Telefónica's telecommunications networks and connectivity to complement our offering to end customers (e.g. digital television and content, cloud services, etc.).
•Professional services and similar necessary to facilitate our customers' digitalisation process and access to technology, including (logical and physical) security, business consulting based on big data and IT services and managed communications for companies, etc.
1.3.3. Customers
On a commercial level, Telefónica serves a wide variety of customers in each of the markets where we operate providing solutions to meet every customers digital need. The Telefónica Group's customer portfolio spans across virtually every segment in every market, including:
•Residential customers offering solutions for the home (fixed connectivity, fiber, TV, etc.) and for individual use (e.g. mobile lines).
•Corporate clients, with an offering adapted to the digital requirements of different types of companies (from businesses and SMEs to the world's leading multinationals).
•Public administrations and other governmental agencies.

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1.4. Materiality

KEY POINTS
During 2021, Telefonica has worked on integrating double materiality within of our strategy, identifying the issues that have an impact on the value of the Company, society and the environment.
Our double materiality analysis has been conducted in four steps: identifying and updating of key issues; assessment and prioritisation; stakeholder engagement; and monitoring and validation of the process.
The double materiality matrix classifies material issues into three levels of impact, according to their strategic relevance, urgency and/or approach required.
1.4.1. Double materiality
The European Commission’s proposed Corporate Sustainability Reporting Directive (CSRD) calls on companies to report on sustainability in a consistent and comparable manner, in line with the EU taxonomy, and to carry out a double materiality assessment.
Double materiality is also part of the standards of the Task Force on Climate-Related Financial Disclosures (TCFD); the Sustainability Accounting Standards Board (SASB); the International Integrated Reporting Council (IIRC) and the Global Reporting Initiative (GRI), among others.
At Telefónica we started to work on this approach in 2021 as a determining element of our strategy and decision-making, and we did so from a two-fold perspective:
•Impact on the value of the Company, ('financial materiality' or 'inward impacts') and,
•Impacts on society and the environment ('environmental and social materiality' or 'outward impacts').

1.4.2. Double materiality determination process
GRI 103
For this process we have followed four steps:
A. Identification and updating of material issues
The first step was the identification of a broad universe of potentially material issues. Reference to multiple sources is essential to minimize the risk of overlooking any emerging issues and to ensure a thorough and credible analysis.
In addition, a multi-source approach (regulatory, sectoral, ESG indices, etc.) ensures a more objective analysis, as data has been triangulated to reduce the subjectivity of specific stakeholders' views.

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In our case, we started from the material aspects identified in 2019 and updated in 2020, validated and expanded based on the Company’s specific context, sources of particular relevance such as reporting standards, new regulations and issues raised by our stakeholders, such as investors.
All topics were classified and grouped according to the materiality matrix developed by the Value Reporting Foundation, which develops the SASB standards.
B. Evaluation and prioritisation through evidence which demonstrates the impact on society/environment and the Company’s value
Double materiality consists of explaining why issues are relevant from a social and environmental and/or financial impact perspective. For this purpose, the potentially material issues identified in the first step are analysed to be weighted and prioritised from both perspectives.
Impact on Society - Environment
The materiality for each theme is the weighted average of the scores obtained for each source used:
•Global ESG regulatory context: analysis of international environmental, social, and corporate governance standards, such as legal requirements, local practices of global application, economic policies, self-regulatory standards, etc.
•Benchmark: materiality matrices of the leaders in our sector.
•ESG criteria applied by analysts and investors (DJSI, Sustainalytics, Vigeo, FTSE4Good and MSCI).
•Non-financial or sustainability reporting standards (GRI and SASB).
•Sustainable Development Goals and targets. We took into account the objectives to which we can make the most decisive contributions.
•Telefónica’s Human Rights Global Impact Assessment Prioritisation Matrix. The results of this assessment were weighted around three levels (high, medium, or low).

More information can be found in chapter 2.8. Human Rights, of this report.
•Social and environmental impact study generated by Telefónica. We took into account the evaluation of a set of impact variables, presenting the environmental, social and governance value we generate, with a series of groupings of indicators according to the relationship between them.

More information on this study can be found in chapter 2.10. Contribution and Impacts on communities
Financial materiality or impact on Telefónica's value
In this case, an internal analysis was conducted with the main specialized areas of the Company to measure the relationship of each of the issues identified with:
•Future and emerging risks that could become strategically relevant. Telefónica's risk map was taken into account to identify which issues were relevant from a risk viewpoint and which new ones should be taken into account. The level of risk is assessed on the basis of its criticality in Telefónica's risk map, as a combination of potential impact and probability of occurrence.
•Opportunities. A number of opportunities linked to ESG criteria were estimated, both in terms of potential new revenues and efficiencies. Key benchmarks, estimated impact, size and likelihood of opportunity capture were taken into account for their assessment. This map shows us the horizon of the company and the changes foreseen in the coming years that will or may affect our value.
In both cases (risks and opportunities), five levels of impact were set (slight, low, moderate, high, and critical).
C. Commitment with stakeholders including their perception of the matters identified and assessed
The basis of the issues analysed was the result of the consultation conducted with our stakeholders in 2020 with the methodology developed internally and implemented and validated by Ipsos (a multinational market research company). For the 2021 double materiality, we have collected the importance that stakeholders gave to each of the issues. The consultation was updated to look at the impact of COVID-19 on our main markets: Spain, Brazil, and the United Kingdom. Of the 125,000+ invitees, 2,695 people participated actively, which represents a response rate of 2.15%, a significant figure given the mode of consultation.
More information on the methodology and results of this survey can be found in the annex of the 2020 Management Report.

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D. Supervision and validation of the materiality process
In this phase, we presented the results to the Sustainability and Quality Committee and the Responsible Business Office, as well as to all areas globally and locally which participated in the process. Their involvement has allowed us to complete the matrix with qualitative feedback on the exercise, and to validate internally the resulting priority issues. The involvement of internal stakeholders has played a crucial role in the process, as double materiality has helped Board members, senior management and area managers to understand and distinguish between the outward impacts and the inward dependencies of Telefónica’s business model. The exercise has provided a broader and more comprehensive view of the Company’s situation, a solid basis for identifying priority issues, risks, and emerging opportunities.

1.4.3. Materiality matrix
The process followed has resulted in a materiality matrix from a global perspective, according to the impact on Telefónica’s value and the impact on society and the environment.
On the understanding that all the issues identified in the matrix are material, they have been classified into three levels, denoting the most strategic issues (first level), those that have a significant impact (second level) and those that are relevant but currently have a more limited impact (third level).
This classification has been made irrespective of the origin of the impact. Some issues may be a priority from the perspective of the societal/environmental impact, for example. the management of waste and hazardous materials, or from the perspective of the impact on the value of the Company, for example, the physical impacts of climate change. Consequently, at Telefónica we consider them to be equally essential and they are addressed strategically even when they are not on the first level.

Social Capital
Human Capital
Business model and Innovation
Governance and Leadership
Environment
Management of Energy and Emissions (GHG)
Employee Health and Safety
Management of waste and hazardous materials
Management of the Supply Chain
Digital inclusion
Cybersecurity
Human Rights
Customer privacy
Competitive Behaviour
Business ethics
Conflict Minerals
Work practices
Management of the legal and regulatory environment
Management of water and wastewater
Ecological Impacts
Commitment to employees, Diversity and Inclusion
Sustainable P&S (includes Eco Smart)
Customers and responsible
Resilience of the business model
Managing systemic risks
Product Security
Air quality
Managing the risk of critical incidents
Physical impacts of climate change
Impact on society
Impact on the value of Telefónica
0
1
2
3
4
5
6
7
8
9
10

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Classification of material issues
1.4.4. Materiality context
GRI 102-34, 102-44, 102-47

First level
Material issue	Definition	Chapter of the Report
Cybersecurity	Cybersecurity and personal data protection (create a secure digital environment, put in place strategies to minimise and manage risks).	2.15.3. Security
Competitive performance	Responsible pressure on stakeholders (lobbying) and anti-competitive practices.	2.12. Ethics and compliance
Economic, political and regulatory environment	Comply with current legislation and the Company’s internal policies and regulations. Tax contingencies and fiscal transparency.	2.12. Ethics and compliance 2.13. Fiscal transparency
Energy and emissions management (GHG)	Reduce carbon emissions to reduce their impact on the planet. Be energy-efficient and use clean energy (renewable energy and energy efficiency). Contribute to the fight against climate change.	2.2. Energy and climate change
Employee health and safety	Offer new, more flexible ways of working for employees by facilitating family-life balance (flexibility, teleworking, digital switch-off outside the office, etc.). Care about the safety, health and well-being of employees.	2.6.5.3. New ways of working 2.6.5.4. Safety, health and well-being strategy
Customer privacy	Guarantee the privacy and proper use of our customers’ data in a digital environment.	2.15.2. Privacy
Digital inclusion
Digital inclusion: dispose of products and services that are affordable for everyone, including those with fewer resources or in special situations.
Digital divide: commitment to deploy the network to reach all people, even in remote places.
Media literacy (including ICT and minors): awareness-raising and training for all groups so that they can make use of new technologies. Protect minors from misuse of technology by establishing the necessary controls and raising awareness of the benefits and dangers of technology use.
2.7. Digital inclusion

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Supply chain management
Ethical and fair relations with suppliers: dispose of payment terms and conditions that facilitate the economic sustainability of its suppliers.
Responsible supply chain and procurement management: work with suppliers that meet social and labour standards, including health and safety conditions, working hours and decent pay. Ensure ethical, environmental and human rights standards are in place in the purchasing process (ethical, anti-corruption, environmental, etc.). Work with suppliers who are climate-conscious and reduce their own emissions.
2.16. Responsible supply chain management
Labour practices
Attraction and retention of talent: focus on the acquisition, retention and development of talent.
Fair remuneration: operate fair and attractive remuneration schemes.
Freedom of association and equity of the employee: promote freedom of association for workers and collaborators.
2.6. Human capital
Corporate ethics
Ethics and integrity: comply with ethical and responsible business practices, including anti-corruption and anti-bribery measures. Promote ethical audiovisual content.
Governance, accountability and culture: transparency and truthfulness of information, adequate and accessible to all stakeholders. Maintain a transparent and balanced relationship with the Government/Administration. Diversity in the composition of the Board of Directors. Provide accurate and complete information on social and environmental actions.
Artificial intelligence: ensure due diligence on systems using artificial intelligence.
2.11. Governance and culture of sustainability 2.12. Ethics and compliance 2.9.4.2. Responsible design/Ethical principles applied to design

Second level
Material issue	Definition	Chapter of the Report
Human rights	Promote respect and human rights among all stakeholders (including freedom of expression, new digital rights and ethical use of artificial intelligence, etc.). Dispose of adequate channels for consultation and complaints. Encourage dialogue and relations with stakeholders to involve them in management (actions aimed at involving the main players in our daily management, including alliances, relations with the media, institutions, entities and investors).	2.8. Human rights
Commitment to employees, diversity and inclusion	Foster gender equality, diversity, equal opportunities and non-discrimination. Take action to prevent and eliminate workplace harassment. Keep in mind the ageing population and its effect on the company (e.g. measures for employees over 50 years of age).	2.6.5.2 Diversity and inclusion
Waste and hazardous materials management	Circular economy (including electrical and electronic waste): manage and process electrical and electronic equipment waste. Eco-design, resource optimisation (including water and plastics), re-use and recycling. New business models based on the circular economy.	2.3. Circular economy
Customers and responsible marketing
Quality: fast networks, good coverage and sufficient bandwidth for the requirements of today’s society, etc. Ensure network stability and service reliability (speed, connection, etc.).
Transparency: easy-to-understand invoices. Same service and attention in all channels (make arrangements, solve problems through any channel).
Focus on the customer: provide a service that is tailored to our customers’ needs, offering good quality at an appropriate price. Ensure consultation and management channels are in place to make customer service fast and easy. Rapid, effective and satisfactory resolution of incidents.
Responsible and sustainable marketing: products and services accessible to all (e.g. people with disabilities, seniors).
Responsible advertising: Responsible and inclusive advertising.
2.12.5.5. Responsible and inclusive advertising. 2.14. Clients
Physical impacts of climate change	Manage the risks and opportunities associated with the direct exposure of assets and operations owned or controlled by the Company to the actual or potential physical impacts of climate change. Capture the environmental and social issues that may arise from operational disruptions due to the physical impacts of climate change.	2.2.4. Energy and climate change

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Conflict minerals	Work with suppliers who do not use minerals from conflict zones.	2.16.6.2. Engagement in 2021. Responsible mineral supply
Ecological impacts
Biodiversity: manage the Company’s impacts on ecosystems and biodiversity through activities including, but not limited to, land use for exploitation, extraction, as well as project development, construction and siting.
2.1.6.2. Responsible network and biodiversity
Critical incident risk management	Emergency response: have an action plan in place for maintaining communications in emergency situations (natural disasters or major incidents).	2.15.3. Security
Sustainable P&S (including Eco Smart)	Help customers increase their energy efficiency and sustainability through our products and services.	2.4. Digitalisation and Eco Smart services 2.9. Responsibility in our products and services
Systemic risk management	Management of the company in addressing ESG-related risks that could impact stakeholder perceptions.	3. Risks
Resilience of the business model
Local economic contribution and inclusive growth: development of local suppliers, especially SMEs and local procurement.
Sustainable finance: report new financial indicators based on sustainability criteria, encourage the growth of sustainable activities, actively engage with all stakeholders on environmental and social objectives under development.

1.7. Sustainable finance 2.5. European taxonomy for sustainable activities 2.10. Contribution and impact on communities

Third level
Material issue	Definition	Chapter of the Report
Air quality	Noise: tackle the management of noise pollution impacts arising from the Company’s activities. Reduce pollutant emission sources (NOx, SOx, particulate matter, etc.).	2.1.6.1. Environmental management
Water and wastewater management
Water: address water use and consumption, wastewater generation and other impacts of operations on water resources. Wastewater treatment and discharge management, including groundwater and aquifer pollution.
2.3.5.1. Internal eco-efficiency. Water
Product safety
Health and safety of P&S: responsible design in the development of products and services, aiming at improved customer health and safety (i.e. not generating addiction, offering a safe product, etc.).
Electromagnetic fields: take into consideration the possible health effects of electromagnetic fields.
2.9.4.1. Health and safety measures for our products and services
1.4.5. Ongoing dialogue with stakeholders
GRI 102-29
Ongoing dialogue is part of our daily operations and is built based on each interaction with stakeholders through the different channels set up for this purpose.
As from 2019, we have incorporated the impact principle into the materiality analysis and ongoing relations with stakeholders. Emphasis has been placed on continual monitoring of the main channels for dialogue with major stakeholders; this enables us to measure the impact of our relations with, and commitment to, them. In this way, it is possible to establish action plans to meet needs, boosting positive impacts and mitigating any that are negative. The main channels of dialogue are highlighted below:

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Communication channels with our stakeholders
Stakeholder	Channel for dialogue	Impact KPIs	2020	2021
Customers	Movistar Spain Contact Centre (1004)	Unique customers served (annual average)	1,057,968	805,126
	Digital channels	Total customers(1)	2,824,683	2,774,565
Employees	eNPS	Response rate	78%	67%
	Workplace	Percentage of monthly active users	80%	81%
Strategic partners and suppliers	Annual stakeholder consultation	Declared level of confidence	87%	87%
Shareholders and institutional investors	General Shareholders’ Meeting	Number of shareholders attending	65 (telematic)	69 (telematic)
	Engagement activities	Meetings with minority shareholders	3 virtual meetings	6 virtual meetings and 19 telematic communications (quarterly magazine, monthly newsletter, Shareholders' Meeting communications and information call centre)
		Roadshows (institutional investors)	13	13
		Conferences (institutional investors)	12	18
		Minority shareholders	3,290	7,000
		Institutional investors	614	600
Society	Reputation	Number of Reptrak interviews conducted	42,017	22,166
	Social networks	Millions of followers of @Telefonica’s exclusive accounts (LinkedIn, Twitter, Facebook, Instagram, YouTube)	1.98	2.10
Governmental and regulatory bodies	Meetings with European Union institutions	Average number of meetings: OTTS Telecoms	22.6 OTTS 6.8 Telecoms	OTTS: 14.4 Telecoms: 10.8
Opinion leaders, media and communication services	Press releases, interviews, calls and media attention	Communication management (vs. 2018)	28,762 > communication proactivity due to the pandemic	31,063 - continuation of pandemic (telework consultations, remote services, etc.); corporate operations (Telxius towers, UK JV closure); event recovery (MWC).
Note:
(1Telefónica Spain customers who contact us through the closed website and the APP after logging in.

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1.5. Strategy
GRI 102-14

KEY POINTS
We aim to deliver growth, while guaranteeing the universality, accessibility and sustainability of our portfolio of products and services.
We continue to modernise our infrastructure to ensure greater eco-efficiency in terms of emissions, energy consumption and the circular economy.
We are committed to generating sustainable, long-term value for all our stakeholders, including our customers, suppliers, and employees.
Telefónica's long-term strategy integrates the main aspects of sustainability to address our mission. Based on our Responsible Business Principles and sustainable finances, our commitments translate into growth, efficiency and long-term value for all our stakeholders.
1.5.1. Growth
We aim to continue to be a growth company in our sector by leveraging our core products and services (connectivity) to serve the increasing number of needs of our residential and business customers, determined by the accelerating drive towards digitalization in all areas of society. This ambition will determine the ability to boost revenues and will have a clear impact on society and the environment:

•In terms of social impact, we aim to ensure the universality of our connectivity services, extending their availability (mainly broadband) to new geographical locations and population segments that have traditionally been excluded (e.g. rural broadband). Along with these basic connectivity services, at Telefónica we are developing digital ecosystems to improve our customers' lives and guarantee them access to new solutions (e.g. health, education, and entertainment, etc.).

•In environmental terms, Telefónica's portfolio of products and services for the business sector is instrumental in contributing to the digitalization of our customers while reducing their environmental footprint. Our goal is to make sure that our solutions are eco-sustainable to help them achieve their environmental responsibility targets.
1.5.2. Efficiency
Long-term sustainability for Telefónica involves a firm commitment to continuous improvement in our operations internally and in our customer relations. This helps us become an increasingly efficient operator, taking advantage of the digitalization of all business processes to generate greater value:

•The deployment of new state-of-the-art networks affords much lower costs per unit of traffic. In addition, ultra-broadband networks (fiber, 5G, etc.) return tangible efficiencies in terms of energy consumption and therefore have a clear impact on the company's emissions targets.

•At Telefónica, we also aim to optimize the use of our assets once they have been deployed, generating a greater return on investment. This aspect includes reducing energy consumption, focusing on renewable sources of energy, and increasing the circularity of our processes and the reuse of customer equipment (routers, mobile devices, etc.).
1.5.3. Long-term value creation
Over the long term, we are committed to generating value for all our stakeholders. This concept is built on trust and commitment in areas such as customer relations, suppliers, diversity, business ethics, network security, responsible use of technology and, in general, sound corporate governance:

•We want to strengthen our customer relations through responsible, trust-building practices and behaviors.

•Beyond our own long-term goals, we aspire to have our network of suppliers commit to the same responsible principles, creating a more sustainable environment in the telecommunications sector.

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•At Telefónica we also recognize the value for our employees in facilitating a workplace that respects diversity and allows for personal and professional development. In order to facilitate a work-life balance and take advantage of new technologies, we have developed and implemented new home-working models across the organization. Accordingly, we work to train all our employees in new work tools and technologies and to attract new digital talent.

•We transmit confidence to our investors by meeting their key demands and providing solid returns.

•We contribute to the economic and social development of the communities where we operate in a way that is closely linked to the Sustainable Development Goals.

We benefit all our stakeholders

For our **customers**, by offering them the best connectivity and helping them in their path towards digitalization, while we build a long-term relationship with them that is based on trust in our company.

Customers
Shareholders
Employees
Partners and suppliers
Society and governments

Generating long-term growth and returns for our **shareholders**.

For our **employees**, by enabling them to develop professionally based on shared values.

Supporting our **partners and suppliers**, with the goal of aligning our objectives and creating value in a shared and responsible manner.

For **societies and governments**, by embracing the ecological transition and social development goals.

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1.6. Organisation
GRI 102-2, 103, 102-15
In 2019, Telefónica decided to implement a new business strategy designed to reinforce its priorities while encompassing a strong vision for the future. The five strategic pillars established still stand today, with important milestones that are furthering the strategy of this renewed Telefónica. The Company's current organisation is structured according to these strategic priorities:
1.6.1. Focus on the four key operators (Spain, Germany, the United Kingdom and Brazil)
Telefónica maintained its focus on the four operators that have a strong position in local markets and are sustainable in the long term. Over the past two years, the Company has made progress in improving and strengthening the value proposition of the operator in these four markets:
•The Company consolidated its position as leader in two of its core markets with the regulatory approval and launch of Virgin Media O2 (VMED O2) in the UK and Vivo’s consolidation of Oi´s mobile assets in Brazil (CADE gave its final approval on 9 February 2022.

•Telefónica continued to improve its offering in the residential segment, in the quest for differentiation from its competitors by expanding its portfolio of services via: the launch of digital security ecosystems with Movistar Prosegur Alarms in Spain; and, telehealth services with Teladoc in Spain and Brazil, among others.
•The Group maintained and strengthened its leadership in fibre deployment. In Spain, with 27 million premises passed (PP), Telefónica is positioned as the market leader and recognised as having one of the most efficient networks worldwide, while in Brazil the accelerated roll-out of FTTH continued, reaching 19.6 million PP by the end of the year. Additionally, VMED O2 set a target for 2028 to upgrade its fixed network to FTTH, and Germany started its fibre network roll-out in rural and semi-rural areas with UGG, the new investment vehicle.
•Telefónica has embarked on a steadfast roll out 5G in its main markets. In Spain, Dynamic Spectrum Sharing (DSS) deployments continue and 5G coverage now exceeds 80% of the population. In the UK, more than 180 cities have coverage and in Germany, external studies rank O2 as the leader in 5G quality.

To secure the future of 5G, Telefónica is strengthening its position in spectrum, successfully participating in relevant auctions in Spain, the UK and Brazil in 2021 and securing key frequencies for deployment.
1.6.2. Telefónica Tech, B2B global digital unit
The global digital unit, Telefónica Tech, continues to focus on capturing growth in the professional digital services market to complete the connectivity offering to corporate customers. Telefónica Tech is comprised of two operating businesses which encompass the four services on offer since its launch (Cybersecurity/Cloud/Internet of Things (IoT)/Big Data).
The Cybersecurity and Cloud business remains focused on expanding its capabilities and offering greater value-added services for customers, focusing on a wider range of advanced managed services for customers. Meanwhile, the IoT and Big Data business has drawn up a complete portfolio of solutions and continues to focus on gaining scale in the markets where it operates.
Telefónica Tech maintains the objective of acquiring capabilities for growth in managed services for our customers:
•The company continues to grow inorganically. It strengthens its value proposition for the corporate sector (including large enterprises and SMEs) with the acquisitions of market leaders such as Cancom UK, Altostratus and Geprom.
•At the same time, TTech continues to develop a comprehensive partner network, leading to the growth of the innovative solutions portfolio. This network includes some of the world's leading players in Cloud services and Cybersecurity (Google, AWS, Microsoft, Cisco, IBM and Fortinet, etc.).
1.6.3. Telefónica Infra, global infrastructure business
Telefónica Infra's main objective is to develop and enhance the value of the Company's infrastructure by taking advantage of the appetite for investment in the market through a structure that is open to third-party participation.
In August 2021, Telefónica Infra completed the sale of Telxius' Telecommunication Towers Division to American

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Tower Corporation, thereby reducing the Group's financial debt.
The first half of 2021 saw the completion of the commissioning and operation of the fiber vehicles in Brazil and Germany. FiBrasil aims to exceed 6 million property units in 4 years and UGG in Germany aims to equip more than 2 million homes with FTTH (fiber-to-the-home) in the country's rural and semi-rural areas in the next six years. Both vehicles aim to drive the penetration of high-quality, next-generation FTTH access and the growth of Telefónica.
In the data centre business, Telefonica Infra reached an agreement for the contribution to Nabiax of 4 additional data centres owned by the Telefónica Group (2 of them located in Spain and 2 in Chile). In exchange for the contribution of these 4 data centres, T. Infra will receive a 20% equity stake in Nabiax. At the end of 2021, the stake was 13.94% (once the conditions related to the contribution of the two data centres located in Chile have been fulfilled and the same has been executed, T. Infra's stake in Nabiax will reach 20%).
Besides, Telefonica Infra, strengthened its leadership by expanding its capabilities through the deployment of new international cables connecting the United States and Europe (in collaboration with market leaders such as Google and Facebook) and expanding its cable capacity in Latin America.
1.6.4. Reduction in group's exposure to Telefónica Hispanoamérica
The company continues to modulate its exposure to Latin American economies, optimising assets that create growth opportunities in the region. During the year, Telefónica Hispanoamérica optimised the capital employed in regional operations, while increasing the proportion of debt in local currency to adapt better to exchange rate fluctuations. In addition, during the year, the company closed the sale of its operations in Costa Rica and, in January 2022, in El Salvador.
In order to leverage future growth opportunities, Telefónica Hispanoamérica extended its relationship with the infrastructure investment fund KKR for a 60% stake in infrastructure and fibre vehicles in Chile and Colombia, respectively. At the same time, new alliances are being developed to optimise the opportunity of operations in the region with a focus on digital services, notably in Colombia with its main partner in alarms, Prosegur, and in Mexico with Banco Sabadell for the provision of financial services.

1.6.5. Simplification and digitalisation of the operating model
The Telefónica Group continues to rely on the digitalisation and automation of its operational processes to increase efficiency and offer more flexible and transparent services that result in higher quality for its customers.
Telefonica continues to lead in terms of innovation across its footprint in each of the countries where it operates. In Europe, Telefónica and the major operators in the regions are collaborating to define the evolution of open network architectures (Open-RAN). Moreover, Telefónica continues to strengthen the start-up ecosystem through Wayra and Telefonica Ventures. In 2021, we announced a new Talent and Innovation Hub in Madrid, with an initial investment of €100m until 2024.

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1.7. Sustainable finance

KEY POINTS
Demand for sustainable financing is growing, both in the debt and equity markets.
Telefónica is the largest issuer of sustainable bonds in the sector (€3.25bn) and has raised a total of €4.1bn in sustainable debt (as of year end 2021). Our target is to surpass €10 billion.
The presence of ESG shareholders in the Company has increased significantly in recent years.
1.7.1. Context
The new international context has made it clear that the social and environmental challenges we face require very large amounts of investment and financing coupled with long-term commitment and engagement from the public and private sectors.
In view of the current global situation, many investors are increasing the weight of ESG factors in their decision-making. According to the Global Sustainable Investment Alliance, ESG investment assets in equities were estimated at USD 35.3 trillion globally in 2020 and are expected to grow to USD 50 trillion in 2025. Essentially, more than one-third of all assets under management will be linked to ESG.
This increased interest in ESG financing is also being witnessed in capital markets. According to Citi (11 January 2022), the volume of sustainable issuances in 2021 amounted to USD 945 billion, up 69% from 2020, turning it into a record year and taking the total volume of outstanding sustainable bonds above USD 2 trillion.
At Telefónica, we are part of the solution to the environmental and social challenges facing society and have been working for many years on our internal transformation to bring environmental and social sustainability in line with financial sustainability. For example, we are the largest sustainable issuer in the telecommunications sector in the bond market in terms of volume, number and diversification of our issuances (senior green bonds, green and sustainable hybrid instruments, etc.). We continue to expand ESG criteria within our financing model, with the aim of making sustainable finance one of the main financing tools for the Telefónica Group.

At Telefónica, we are implementing the European taxonomy of sustainable finance. The IT sector is one of the six sectors identified as making a substantial contribution to the reduction of -and adaptation to- climate change, and therefore one of the sectors that will be transformed to help achieve Europe's climate goals.

Go to chapter 2.5. European taxonomy for sustainable activities

Meanwhile, our commitment to aligning economic sustainability with social and environmental sustainability goes beyond the use of certain financing instruments or due diligence of new regulatory Sustainable Financing Frameworks (Telefónica's SDG Framework). There are many projects, agreements and day-to-day operations in which ESG criteria are added to financial ones.
We are defining the mechanisms for an internal carbon price to impel us along the road towards net-zero emissions; we are working with the Inter-American Development Bank in an initiative to promote inclusive digital transformation in Latin American and Caribbean countries; we are actively collaborating in the development of digitalisation and sustainability proposals to respond to the requirements of NextGenerationEU funds, and; we are working on a holistic integration of ESG criteria in M&A operations. All these initiatives help us to include ESG aspects as a driving force behind decisions that may lead to our own or third-party investments and generate awareness of the importance of environmental and social aspects across every area of our business.

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1.7.2. Sustainable finance strategy
At Telefónica, we want to take advantage of the opportunity offered by sustainable finance to achieve our commitments to society and the planet. To this end, we have a strategy that allows us to:
•Use debt as a financial instrument to support the sustainability strategy of the business.
•Attract investors that invest in companies aligned with ESG criteria.
In addition, sustainable finance offers us new opportunities for interaction with our partners and investors:
•It gives more visibility to Telefónica's transformation to a more sustainable company over the years.
•It enables us to interact with investors who integrate ESG considerations in their investment decisions and have a long-term investment horizon.
•Financial instruments leveraged on ESG criteria, such as bonds, hybrid instruments and bank financing, give us the opportunity to analyse new market demand, improve profitability and capture new business opportunities, highlighting our role as a key partner on the road to decarbonisation of many activities.
1.7.3. Sustainable and Responsible Investment (SRI)
The ability to attract sustainable and responsible capital is important for Telefónica because it reflects the positive impact of our operations beyond pure financial profitability. It is also an ongoing challenge to keep our initiatives, projects and processes in constant alignment with evolving environmental, social and corporate governance criteria.
ESG performance is an increasingly important factor in the decision-making of institutional investors, in particular investment fund managers, proxy advisors and players in the financial world. The growing impact of these issues for analysts and investors is a significant opportunity to highlight Telefónica's high-level performance and assess the alignment of our priorities with those most valued by our investors.
Investment strategies are rather varied and depend greatly on the commitments, policies, concerns and motivations of institutional investors and their environmental, social and corporate governance objectives. At Telefónica, we work solidly and consistently in all ESG matters to achieve the best results in third-party assessment and evaluation systems and, consequently, in our ability to attract socially responsible capital. Continuous improvement, adaptability and a high level of resilience help us to align ourselves with the needs and objectives of analysts and investors.
One of the key pillars in our ESG communication strategy with financial markets, in addition to our relations with institutional investors and financial analysts, is proactive communication with ESG information providers. These analysts process and evaluate our ESG performance and provide their information and ratings to their clients, the institutional investors. Their assessment of our performance comprises a wide set of criteria and weightings. As a result, the proactive task of verifying the information and ratings included in their analysis of our company's performance gives us the opportunity to give our feedback and ensure that the information they distribute to investors is as reliable as possible. At the same time, it allows us to further improve our ESG ratings and our inclusion in prestigious indices such as the S&P Dow Jones Sustainability Index.
Beyond our regular interactions with ESG analysts, our ESG communication with financial markets places priority on communicating our strategy, sustainability performance and governance to institutional investors, highlighting Telefónica's role as a facilitator of the energy transition as well as our ambition to lead in other areas of environmental and social impact, as well as emphasising our sound governance.
At the same time, this productive dialogue with sustainable and responsible investors provides us with their views and expectations on ESG issues, which are carefully listened to by our management and make a positive impact on our long-term strategy and performance.
> Progress in 2021
Sustainable and Responsible Investment (SRI)
Among other criteria, sustainable and responsible investors take into consideration the environmental, social and corporate governance performance of companies in their investment strategies. The presence of SRI investors in Telefónica's shareholding confirms the importance of ESG factors in investment processes and, therefore, attracts investors who use sustainable criteria to our shareholder base.
This indicator shows the proportion of Telefónica shares held by two main categories of SRI investors: institutional investors with advanced ESG integration processes, and ESG thematic funds (investment funds focused on climate change solutions, ethical funds, etc.).
According to a study by Leaders Arena, the percentage of institutional investors that apply ESG criteria has increased steadily since 2017.

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Percentage of shares that integrate ESG criteria
Of the total managed by institutional investors in Telefónica
Source: Public information on the ownership of shares in Telefónica by institutional investors according to FactSet. Leaders Arena's analysis of the percentage of ESG investment.

The study was completed using data as of 31 December 2021 by analysing the ownership of shares in Telefónica by institutional investors under ESG criteria in accordance with public information and methodology developed by Leaders Arena.
This methodology is based on effective criteria for the integration of ESG issues in the portfolio management of institutional investors and their active ownership programmes. Information used includes ESG investment criteria information published by these investors, as well as their policies on how much dialogue they have with investee companies and how they should vote at General Shareholder Meetings to remain in line with said criteria.
By the end of 2021, this percentage had reached 36.1%, measured on the publicly disclosed total number of Telefónica shares managed by institutional investors. This confirms Telefónica's market appeal in the general context of ESG market growth.
1.7.4. Financing tools
Sustainable finance is emerging as a key tool to support the transformation of our economy and our business through the financing of projects with a positive social and/or environmental impact.

History of sustainable debt issuances

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The history of our financing has shown that this type of financial instrument is strongly welcomed by the markets. They are also often associated with high over-demand and generally more favourable financing conditions than similar non-sustainable products.
Indeed, we were the industry's first issuer of senior green bonds and hybrid (green and sustainable) instruments. The funds obtained have been allocated to environmental projects focused on changing our network from copper to fibre, which is more efficient and has fewer breakdowns; the deployment and improvement of mobile connectivity in rural areas, and; the promotion of entrepreneurship and job creation through investments in start-ups. We intend to continue to leverage the opportunities offered by this financing model.
In addition to senior green bonds and hybrid instruments, we use other sustainable bank financing tools, such as loans and credits linked to sustainability objectives, which make it possible for us to progress steadily towards such important corporate targets as reducing emissions or gender equality.
The issue of bonds and hybrid instruments (green and sustainable) is backed by our Sustainable Financing Framework, verified by an independent third party, in our case Sustainalytics. It also provides a framework for action that brings financing strategy in line with sustainability strategy.
These sustainable financing tools (bonds, hybrid instruments and bank financing) are becoming more and more important in the Group's corporate debt structure and are set to become one of the main tools of financial instruments and private investment flows.
It is worth noting that, at the end of 2021, we had between 5% and 10% of sustainable financing within whole Group financing and we intend to continue strengthening this new financing scheme and exceed 10 billion euros for initiatives with a social and environmental impact in the coming years.
Our strategy to achieve this volume of ESG financing takes into account the regulatory environment and the key role played by all the new regulations under development within the framework of the EU's sustainable finance plan and, most notably, the taxonomy regulation and delegated acts.
At Telefónica, we take an active part in the development of all necessary legislation by collaborating with sectoral associations and public bodies. We also provide a technical vision (thanks to our knowledge of the business) and a strategic vision (thanks to our experience in sustainable finance) to promote transparency and make the ESG impact of our business known to the investor world.
The new taxonomic reporting requirements are addressed in a specific chapter containing the corresponding taxonomic eligibility data.

Go to chapter 2.5. European taxonomy for sustainable activities
> Progress in 2021
Financial debt
Following this year's issue of hybrid instruments, we have held our position as the telecommunications company that has raised the most funds under this sustainable financing model. As of 2021, we have reached a total of €3.25 billion in sustainable bonds at Group level and €930 million in sustainability-linked loans, demonstrating our investors' growing interest in ESG.
Following the issue of green bonds and instruments in the last two years, in 2021 again saw us pioneer the issuance of the first sustainable hybrid instrument in the telecommunications sector. As part of our new Sustainable Financing Framework published the same year, this hybrid bond is worth €1 billion and also involves the financing of social projects. We also issued a second sustainable hybrid bond at the end of 2021, for a volume of €750 million, with the same structure in terms of the use of funds: projects with a positive environmental and social impact in Spain, Germany, and Brazil. Environmental issues will focus on continuing the transformation of the network, replacing copper with fibre, which is more energy efficient and less prone to breaking down. Fibre roll-out has enabled the closure of copper plants, re-using much equipment, and recycling all material as part of our commitment to the circular economy, and has saved 25.3 GWh between 2019 and 2020.
Social projects will focus mainly on bringing mobile broadband connectivity to unconnected and/or poorly connected rural areas and on boosting entrepreneurship, start-ups and SMEs through Open Innovation initiatives that favour economic development and job creation. By issuing the first hybrid instrument, we have contributed to bridging the digital divide in more than 4,500 rural areas, and around 570 jobs have been created through Open Innovation initiatives.
Furthermore, at local level, following a first sustainable syndicated loan from Telefónica Germany in 2019 linked to the performance of an ESG rating, in 2021 Telefónica Colombia signed three sustainable loans linked to environmental targets, gender diversity—promotion of female managers—and employee training.

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Sustainable issuances: use and impact of funds

ENVIRONMENT

Projects

- Energy efficiency of network infrastructure
- Renewable energy
- Digital solutions for the environment

Main topics

- Deployment of a more efficient network: fibre
- Use of more environmentally friendly energy sources
- Energy efficiency

Impacts[1]

100.000+ tCO_2 avoided

400.000+ MWh of energy saved

69% less consumption of energy/traffic (MWh/PB) in fixed network in Spain

SOCIETY

Projects

- Broadband deployment (mobile broadband) in disconnected areas
- Support for employment and entrepreneurship

Main topics

- Mobile connectivity in rural areas
- Enterprise creation
- Closing the digital divide
- Generating jobs

Impacts[2]

4,500+ rural areas with mobile broadband

57 companies receiving investment through

47M+ beneficiaries of the deployment of mobile broadband in rural areas

570 jobs created

Data referred to:

1.- Cumulative environmental impacts of the three first bonds issuances: two green and one sustainable.

2.- Social impacts of the first sustainable bond issued

In terms of sustainable bank financing, at the beginning of 2022 the main syndicated loan of the Telefónica Group was converted from conventional to sustainable for €5.5 billion at corporate level. The credit was linked to sustainability targets, such as reducing greenhouse gas emissions and increasing the number of women in executive positions. It was validated by Sustainalytics and in keeping with our first Sustainable Lending Corporate Finance Framework.
For more information on sustainable financing: visit Telefónica website / Shareholders-investors / Rating / Sdg-Framework.

Lastly, it is interesting to note that, following the completion of the integration of Telefónica and Liberty Global (with O2 and Virgin Media as subsidiaries in the United Kingdom) in June 2021, the Virgin Media O2 Joint Venture Green Bond Framework was published, validated by Sustainalytics. It seeks to foster energy efficiency projects, the use of renewable energies, promotion of the circular economy, and use of cleantransport through electric and hybrid vehicles. Based on this Sustainable Financing Framework (SDG Framework), June 2021 saw several issuances in pounds sterling and US dollars for an aggregate amount of almost €2 billion equivalent. The purpose was to finance green projects, such as the deployment of fibre networks and the supply of renewable electricity to power the network. These issuances underline Virgin Media O2's strong commitment to achieving net-zero (Scopes 1 and 2) by 2025.

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1.8. Main indicators and footprint
GRI 102-2, 102-4, 102-5, 102-6, 102-7
Telefónica is the company that it is today thanks to its 95 years of transformation and adaptation.
Communication services are becoming increasingly important and society is becoming increasingly demanding. As a result, we are responding to this social demand by efficiently developing a telecommunications infrastructure that is essential for long-term progress.
We think it is people who give meaning to technology, not the other way round. For this reason, we offer connections that bring people together; connections that allow them to express themselves, share and improve their quality of life.
We aim to digitalise the whole of society, leaving no one behind, thus naturally aligning ourselves with the United Nations 2030 Agenda, which highlights the key role of technology, innovation, and communications in addressing humanity’s greatest challenges.
We believe that the best solutions are reached by collaborating as well as being considerate and transparent at work. We are an open-minded organization where everyone counts. We work in an honest, simple, and committed way, providing safe, quality connections. Telefónica is still standing strong after almost 100 years of adapting to our customers’ needs.
We are a fully private company, in 2021 we operated in 14 countries, with a presence in 33 countries and, with 369 million accesses worldwide.
> Key indicators

Revenue
2021	Revenue by segment (millions of euros)
Telefónica Spain	12,417
Telefónica Germany	7,765
Telefónica United Kingdom(1)	2,628
Telefónica Brazil	6,910
Telefónica Hispam	8,362
Note: (1) Covers the financial results between January and May 2021 of Telefónica UK up until the formation of the joint venture.

Accesses
2021	Total accesses (thousands)
Telefónica Spain	40,135
Telefónica Germany	50,219
United Kingdom(1)	55,988
Telefónica Brazil	98,854
Telefónica Hispam	110,415
Note: (1)VMED O2 taken into account.

1.8.1. Consolidated results

Key financial indicators(1)
Millions of euros	2021	Organic annual growth
Income	39,277	2.0%
OIBDA	21,983	1.4%
CapEx	7,267	10.3%
OIBDA-CapEx	14,716	-4.4%

Millions of euros	2021	Reported annual growth
Net financial debt	26,032	-26.1%
Free Cash Flow	2,648	-44.8%
Note: (1)Consolidated group results include the results between January and May 2021 of Telefónica UK until the formation of the joint venture.

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1.8.2. Share price performance
Telefónica on the stock exchange, 2021
Global markets closed higher in 2021, with the MSCI World Index up +20.1%. In the United States, the main indices reached record highs at the end of the fourth quarter, with the S&P rising +26.9%, the Nasdaq +21.4% and the Dow Jones +18.7% for the year. Among the major European markets (EStoxx 50 +21.0%), the Cac 40 had the highest return (+28.9%) followed by the DAX (+15.7%) and FTSE 100 (+14.3%), while the IBEX 35 recorded a relatively weaker performance (+7.9%).
Market developments during the year were marked by the evolution of the COVID-19 pandemic and reaction of governments, the pace of recovery and outlook for global economic activity, tensions in supply chains and inflation, the degree of monetary tightening by central banks, as well as an escalation of tensions between the United States and China. In this regard, in the first half of the year the main markets rallied more than in the second half, posting double digit growth versus single digits, with

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defensive and value sectors being favoured first and growth and cyclical sectors later. Overall, low trading volumes and predominantly short-term movements were observed, with no clear market direction at many points during the year. Looking ahead to 2022, concerns remain focused on the evolution of the pandemic and its effects on economic growth, the impact on the economy of monetary policy tightening by major central banks, the impact and duration of current levels of inflation, and the ability to deal with supply chain problems.
While the telecommunications sector outperformed the market in the first quarter of the year (+12% for the DJ Telco vs. +8% for the Euro Stoxx 600), this trend reversed in the following quarters to close the year at +11.8% for the DJ Telco vs. +22.2% for the Euro Stoxx 600. Although the sector has proven to be essential for society and the economy, it has been impacted by (i) the sectoral rotation of markets; (ii) expectations of increased investment in spectrum and new technologies; (iii) a high level of indebtedness; (iv) lack of growth; (v) high competition in certain markets; (vi) complex regulatory environment, despite several positive signs in this area during the year, and; (vii) roaming, which has not recovered to pre-pandemic levels. However, in 2021, the sector had its best absolute performance since 2015, with further upward revisions in estimates and record M&A news volume, supported by higher valuations assigned by private markets, along with consolidation rumours in several markets.
Thanks to the strength of Telefónica’s business model and the execution of the strategy, with the achievement of major milestones such as the creation of the VMED O2 joint venture in the UK and the sale of Telxius towers, Telefónica’s share closed 2021 at €3.85, +18.7% in the year, with a total shareholder return of +29.6%. Telefónica delivered higher organic growth during the year, with more efficient capital allocation and reduced net financial debt significantly, simplifying and digitalising the operating model, reducing complexity.
Regarding the dividend payment, in 2021 and under the voluntary flexible dividend modality, €0.35 per share was paid (€0.20 per share in June and €0.15 per share in December). The shareholder remuneration policy consisted of a dividend of €0.30 per share, €0.15 per share paid in December 2021 and €0.15 per share to be paid in June 2022. As a result, the dividend yield for the year was 7.8%.
Telefónica closed the 2021 financial year with a market capitalisation of €22,261 million, making it the 29th largest company in the global telecommunications sector.

1.8.3. Advancing towards a more sustainable world
GRI 102-4, 204-1
> Networks: our connectivity
Connectivity is the first requirement for access to the digital world and at Telefónica we are constantly working to build and maintain a future-proof, reliable, resilient, and secure network.
The COVID-19 crisis has tested the robustness and stability of our network, which has withstood an increase in data traffic of more than 50% in 2020, and a 40% increase in fixed and mobile network in 2021 without saturation and availability of over 99.9%.

Go to chapter 2.9. Responsibility in our products and services
We have a flexible and efficient network thanks to an increasingly automated management that is evolving towards the zero-touch concept. In addition, a more sustainable network, powered by renewable sources, which has managed to reduce energy consumption by 7.2% since 2015, despite a 6.7-fold increase in traffic handled since then.
In 2021, we continued our commitment to inclusive connectivity by extending our telecommunications infrastructure and developing new technologies to bring connectivity and digital services to all. In this regard, our LTE mobile networks reached a penetration of 90% and we have more than 22 million ultra-broadband accesses (a 46% growth over the previous year).
Telefónica is committed to the future and that is why we have launched on 5G in our core markets. 5G is not just a new generation of mobile telephony, it is a revolution, both due to its practical applications for all sectors and because it enables ultra-broadband coverage to be extended. In addition, 5G technology is more efficient, up to 90% more efficient than 4G per unit of traffic.

LTE Penetration
	2020	2021	Variation year-on-year
Spain	88.4%	91.6%	3.2	pp
United Kingdom	93.0%	91.5%	-1.5	pp
Germany	94.9%	98.9%	4.0	pp
Brazil	78.6%	85.1%	6.5	pp
Argentina	85.0%	89.2%	4.2	pp
Peru	86.8%	91.3%	4.5	pp
Chile	88.7%	91.8%	3.1	pp
Colombia	75.5%	83.1%	7.6	pp
Mexico	70.4%	79.7%	9.3	pp
Total	85.2%	89.6%	4.4	pp

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UBB Accesses (thousands)
	2020	2021	Variation year-on-year
Spain	4,614	4,848	5%
Germany	1,798	1,857	3%
Brazil	5,084	5,535	9%
Hispam	3,695	4,432	20%
Total	15,213	22,282	46%
> Customer trust
We have been monitoring and reporting our Net Promoter Score (NPS) as a recommendation indicator for our products and services since 2018 and we perform the calculation of the Group’s Global NPS based on the results obtained from each of our operations. This year, 2021, the global calculation was made based on the results obtained in Spain, Germany, Brazil and the Hispam region.

Go to chapter 2.14. Clients
In 2021, we closed the year with a result of 27%, 4 points above last year’s figure and we exceeded the annual target as a result of the positive evolution in Brazil and more significantly in Spain, while Germany closed 2021 showing signs of recovery.

NPS Telefónica Group(1)
2020(2)	2021
23	27
Note:
(1) Includes Spain, Germany, Brazil and Hispam (Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, and Venezuela).
(2) 2020 data recalculated for comparability purposes.
> Environmentally responsible
Being aware of our impact on the environment is the first step towards a sustainable business model. At Telefónica, we aim to minimise our footprint and help maintain the fragile environmental balance, as we all depend on it. In addition, we extend our environmental practices to the entire value chain: suppliers, through contract clauses, disclosure actions and audits; employees, through training, and customers and others, through consumer programmes and awareness-raising actions.
At Telefónica, we want to help curb climate change and build a greener future through digitalisation. We have strengthened our emissions reduction targets to help limit the global temperature rise to 1.5°C and neutralised the remaining emissions to net zero by 2025 at our main operations.
These objectives are not only compatible with the expansion of the network and quality of service, but also help us to be more competitive.
In 2021, we achieved 79 % of electricity consumption from renewable sources, 100% in our main markets, and reduced carbon emissions by 70% compared to 2015.
In addition, we have avoided 8.7 million tonnes of CO2 at our customers, equivalent to the carbon absorbed by 143 million trees.

Go to chapter 2.2. Energy and climate change

Key energy and climate change indicators(1)
	2015	2019	2020	2021
% Renewable electricity consumption in own facilities	17.2%	73.8%	78.8%	79.4%
Energy consumption by traffic (MWh/PB)	386	107	72	54
% Evolution of energy efficiency (base year: 2015)	—	-72%	-81%	-86%
GHG emissions scope 1+2 (market method) (tCO2eq)	1,811,155	886,319	675,459	536,737
Note: (1)The data in this table does not include Telefónica UK (O2).
> Diversity among our employees
At Telefónica we incorporate diversity and inclusion as a key element to connect talent and to grow as a company.
The Global Diversity Council promotes an inclusive culture, allowing employees to contribute their views.
We are committed to gender equality, LGBT+ community, generational talent, ethnic diversity, and the inclusion of persons with disabilities.

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With regards to gender equality, our targets for 2024 are to achieve 33% women in executive positions and an adjusted pay gap of +/-1%. These commitments contribute to our long-term objective to eliminate the gender pay gap by 2050.

Go to chapter 2.6. Human capital

Women in Telefónica
	2016	2017	2018	2019	2020	2021
Women in the workforce	38%	38%	38%	38%	38%	38%
Female executives	21%	22%	23%	27%	27%	30%

Adjusted pay gap
2020	2021
2.5%	1.2%
> Our contribution and impact
At Telefónica, we help society thrive by promoting economic and social progress with digitalisation.

During 2021, we carried out, for the third consecutive year, a comprehensive study of Telefónica’s contribution to the most material issues and how we can best generate value and impact.

Go to chapter 2.10. Contribution and impact on communities

Telefónica’s overall contribution
2021	Income (€ millions)	Employees	Percentage of suppliers awarded local contracts	Total investment in the country (€ millions)	Staff costs (€ millions)	Taxes paid (€ millions)
Group	39,277	103,934	91	7,267	6,733	3,206

1.8.4. Analysts and rankings

Bloomberg Gender Equality Index	Included
CDP	A

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CDP Supplier Engagement		A
Digital Inclusion Benchmark (DIB)		89.5/100 1st in the world (ICT sector)
EcoVadis		73/100
Fortune	Fortune 500	Members of Fortune 500 in 2021 Members of the Most Admired Companies 2022 list (4th in the world/2nd in Europe)
FTSE Russell		4.4/5 1st in the world (telecommunications sector)
Moody’s Vigeo Eiris		67/100
MSCI		A
Ranking Digital Rights		1st in the telecommunications sector

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Refinitiv	A -
S&P DJSI	86/100 Member of DJSI EUROPE
Sustainalytics	17.4 (low risk) 14th in the telecommunications sector
Workforce Disclosure Initiative	87%
Note: The table includes the latest valuations provided by institutions in 2021 or later but based on information from that year.

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1.9. Business overview GRI 102-6

1.9.1. Highlights
Positive momentum in y-o-y operating income, reaching 13,586 million euros, impacted by extraordinary factors, mainly capital gains from the establishment of JV VMED O2 UK and the sale of the towers divisions of Telxius Group. Revenues in 2021 totaled 39,277 million euros, decreasing in reported terms by 8.8% year on year, mainly as a result of the changes in the consolidation perimeter, in particular, the establishment of JV VMED O2 UK (and the related deconsolidation of our UK business), the sale of the towers divisions of Telxius Group and the sale of Telefónica de Costa Rica and, to a lesser extent, the evolution of foreign exchange rates and, in particular, the depreciation against the euro of the Brazilian real.
We further enhanced our competitive position across core markets by driving market consolidation in the UK and Brazil, acquiring additional spectrum in the UK, Spain and Brazil, and delivering incremental improvement in network quality in Germany.
Our approach to capital allocation remained unchanged, with priority firmly on developing new generation networks based on fiber and 5G, as reflected in the speed of our fiber rollout in Spain and Brazil, and the Gigabit upgrade of cable to fiber in the UK (through JV VMED O2 UK).
These investments, coupled with our growing Digital Home consumer ecosystem portfolio, served to further enhance our customer experience, driving a positive y-o-y trend in total accesses supported by growth in high value UBB, fiber and contract mobile accesses.
We made substantial progress in streamlining and digitalizing our operating model, and further reduced our exposure to Latin America by completing the sale of Telefónica de Costa Rica.
In parallel, we reinforced our commitment to sustainability as an integral part of our day-to-day business. We continued to drive connectivity and connect the unconnected, bringing economic and social benefits as well as playing a positive role in the decarbonization of other sectors through digitalization.
During 2021 Telefónica Tech has proactively reinforced its capabilities through acquisitions, including Cancom UK&I, Altostratus, and Geprom, while Telefónica Infra has allowed the creation of growth opportunities, together with a pipeline of potential value-accretive infra deals, including the partial sale of some of these vehicles.
Telefónica’s total accesses including 100% of the accesses of JV VMED O2 UK (in respect of which Telefónica has a 50% stake) totaled 369.1 million as of December 31, 2021, increasing by 6.9% year-on-year, mainly due to the inclusion of Virgin Media’s accesses in JV VMED O2 UK, which contributed 4.8 p.p. to year-on-year growth, offset in part by the exclusion of Telefónica de Costa Rica (which sale was completed on August 9, 2021), which reduced the growth by 0.7 p.p. In organic terms (calculated as set forth further below), there was a 2.6% increase, mainly due to better performance in postpaid accesses in Telefónica Brazil, Telefónica Hispam and Telefónica Germany, due to the lessening of restrictive measures related to the pandemic compared to the previous year.
The table below shows the evolution of accesses over the past two years as of December 31 of such years:

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Accesses
Thousands of accesses	2020	2021	%Reported YoY	%Organic YoY
Fixed telephony accesses(1)	28,243.0	29,966.9	6.1%	(8.3%)
Broadband(2)	20,077.2	25,833.3	28.7%	1.3%
UBB	15,212.8	22,281.8	46.5%	8.0%
FTTH	9,964.2	12,243.8	22.9%	22.9%
Mobile accesses(3)	266,287.1	277,793.3	4.3%	4.0%
Prepay	131,542.0	129,675.7	(1.4%)	(0.2%)
Contract	108,587.5	117,432.1	8.1%	5.6%
IoT	26,157.7	30,685.4	17.3%	17.6%
Pay TV	8,059.5	11,111.7	37.9%	(3.8%)
Retail Accesses	322,978.5	344,945.5	6.8%	2.3%
Wholesale Accesses	22,455.0	24,173.3	7.7%	7.7%
Fixed wholesale accesses	3,722.8	3,694.5	(0.8%)	(0.8%)
FTTH wholesale accesses	2,606.8	2,988.0	14.6%	14.6%
Mobile wholesale accesses	18,732.1	20,478.8	9.3%	9.3%
Total Accesses	345,433.5	369,118.9	6.9%	2.6%
Notes:
- The table includes, with respect to 2020, accesses of Telefónica de Costa Rica (2.5 million total accesses) and, with respect to 2020 and 2021, accesses of Telefónica El Salvador (1.9 million and 1.8 million total accesses as of December 31, 2020 and 2021, respectively). The sale of Telefónica de
Costa Rica was completed on August 9, 2021. The sale of Telefónica El Salvador was completed on January 13, 2022.
(1) Includes fixed wireless and VoIP accesses.

The table below shows the contribution to reported growth of each item considered to calculate the organic variations. To exclude the impact of the closing of the transaction with Liberty Global and the establishment of JV VMED O2 UK in the calculation of organic variations, the 2020 comparative figures include the accesses of Virgin Media. To exclude the impact of the sale of
Telefónica de Costa Rica in the calculation of organic variations, the 2020 comparative figures exclude the accesses of Telefónica de Costa Rica. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact by the consolidated reported figure for the previous year.

Contribution to the reported growth (percentage points)
Thousands of accesses	%Reported YoY	%Organic YoY	%Reported YoY	%Organic YoY Costa Rica
Fixed telephony accesses	6.1%	(8.3%)	15.8	(0.2)
Broadband	28.7%	1.3%	27.0	—
UBB	46.5%	8.0%	35.6	—
FTTH	22.9%	22.9%	—	—
Mobile accesses	4.3%	4.0%	1.3	(0.9)
Prepay	(1.4%)	(0.2%)	0.1	(1.4)
Contract	8.1%	5.6%	3.0	(0.6)
IoT	17.3%	17.6%	—	(0.2)
Pay TV	37.9%	(3.8%)	43.4	(0.1)
Retail Accesses	6.8%	2.3%	5.2	(0.8)
Wholesale Accesses	7.7%	7.7%	—	—
Fixed wholesale accesses	(0.8%)	(0.8%)	—	—
FTTH wholesale accesses	14.6%	14.6%	—	—
Mobile wholesale accesses	9.3%	9.3%	—	—
Total Accesses	6.9%	2.6%	4.8	(0.7)

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The table below shows the evolution of accesses by segmen
t:

	YoY variation	% Over Total Accesses
ACCESSES 2021		2020	2021
Telefónica Spain	(2.8%)	12.0%	10.9%
Telefónica United Kingdom / VMED O2 UK (1)	5.1%	10.6%	15.2%
Telefónica Germany	2.9%	14.1%	13.6%
Telefónica Brazil	3.9%	27.5%	26.8%
Telefónica Hispam	1.8%	31.4%	29.9%
Other companies	(10.6%)	4.4%	3.7%
Note:
(1) Our former Telefónica United Kingdom segment was r

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eplaced by our new VMED O2
UK segment on June 1, 2021.

Mobile accesses totaled 277.8 million as of December 31, 2021, up 4.3% compared to 2020 mainly due to the inclusion of Virgin Media’s accesses which contributed 1.3 p.p. to year-on-year growth, offset in part by the exclusion of Telefónica de Costa Rica, which reduced the growth by 0.9 p.p. In organic terms, mobile accesses increased 4.0% due to an increase in postpaid (8.1% in reported terms and 5.6% in organic terms), offset in part by the decrease in prepay (1.4% in reported terms and 0.2% in organic terms). Postpaid accesses represented 47.5% of the mobile accesses excluding IoT (+2.3 p.p. in reported terms and +1.4 p.p. in organic terms y-o-y).

Fixed broadband accesses stood at 25.8 million at December 31, 2021, up 28.7% year-on-year mainly due to the inclusion of Virgin Media’s accesses, which contributed 27.0 p.p. to year-on-year growth. In organic terms, fixed broadband accesses increased 1.3% y-o-y. Retail fiber (FTTH) accesses stood at 12.2 million at December 31, 2021, growing by 22.9% compared to December 31, 2020 in both reported and organic terms.
Pay TV accesses totaled 11.1 million as of December 31, 2021, up 37.9% year-on-year mainly due to the inclusion of Virgin Media’s accesses which contributed 43.4 p.p. to year-on-year growth, offset in part by the exclusion of Telefónica de Costa Rica which reduced the growth by 0.1 p.p. In organic terms, Pay TV accesses decreased by 3.8% due to the evolution in Spain and Brazil.
The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share(1)
Telefónica	2020	2021
Spain	29.3%	27.6%
United Kingdom(2)	25.3%	30.1%
Germany	35.9%	34.9%
Brazil	33.6%	33.1%
Argentina	29.2%	29.2%
Chile	26.6%	25.8%
Peru	31.2%	30.4%
Colombia	25.0%	26.0%
Venezuela	55.7%	54.7%
Mexico	21.0%	19.5%
Ecuador	29.9%	31.5%
Uruguay	37.0%	29.1%
(1) Internal estimates in both years.
(2) In 2021, it refers to JV VMED O2 UK market share as of September 2021.

	FBB Market Share(1)
Telefónica	2020	2021
Spain	36.6%	35.3%
Brazil	17.8%	15.3%
Argentina	16.5%	11.7%
Chile	27.8%	29.8%
Peru	66.2%	61.0%
Colombia	15.4%	13.8%

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(1) Internal estimates in both years.

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1.9.2. 2021/2020 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2021 and 2020.

	Year ended December 31,				Variation
Consolidated Results	2020		2021		2021 vs 2020
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	43,076	100.0%	39,277	100.0%	(3,799)	(8.8%)
Other income	1,587	3.7%	12,673	32.3%	11,086	698.3%
Supplies	(13,014)	(30.2%)	(12,258)	(31.2%)	756	(5.8%)
Personnel expenses	(5,280)	(12.3%)	(6,733)	(17.1%)	(1,453)	27.5%
Other expenses	(12,871)	(29.9%)	(10,976)	(27.9%)	1,895	(14.7%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	13,498	31.3%	21,983	56.0%	8,485	62.9%
OIBDA Margin	31.3%		56.0%			24.6 p.p.
Depreciation and amortization	(9,359)	(21.7%)	(8,397)	(21.4%)	962	(10.3%)
Amortization of intangible assets, depreciation of property, plant and equipment	(7,756)	(18.0%)	(6,748)	(17.2%)	1,008	(13.0%)
Amortization of rights of use	(1,603)	(3.7%)	(1,649)	(4.2%)	(46)	2.9%
OPERATING INCOME (OI)	4,139	9.6%	13,586	34.6%	9,447	228.2%
Operating Margin	9.6%		34.6%			26.1 p.p.
Share of income of investments accounted for by the equity method	2	0.0%	(127)	(0.3%)	c.s.	c.s.
Net financial expense	(1,558)	(3.6%)	(1,364)	(3.5%)	194	(12.5%)
PROFIT BEFORE TAX	2,583	6.0%	12,095	30.8%	9,512	368.2%
Corporate income tax	(626)	(1.5%)	(1,378)	(3.5%)	(752)	120.0%
PROFIT FOR THE YEAR	1,957	4.5%	10,717	27.3%	8,760	447.6%
Attributable to equity holders of the parent	1,582	3.7%	8,137	20.7%	6,555	414.4%
Attributable to non-controlling interests	375	0.9%	2,580	6.6%	2,205	587.4%
Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2021/2020 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:
•Foreign exchange effects: we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies: Argentina and Venezuela) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2020 for both years).
Foreign exchange rates had a negative impact on our reported 2021 results, mainly due to the depreciation of the Brazilian real against the euro.
Foreign exchange effects decreased revenue growth by 2.3 percentage points, OIBDA growth by 2.7 percentage points and operating income growth by 3.0 percentage points in 2021.
•Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2021 and 2020. The main changes were the constitution of JV VMED O2 UK (and, therefore, the exclusion from our consolidation perimeter of the entities that comprised our former Telefónica United Kingdom segment from that date), the sale of the towers divisions of Telxius Group, the sale of Telefónica de Costa Rica and the sale of 60% of InfraCo, SpA in 2021. To exclude the impact of these transactions in the calculation of organic variations, the 2020 comparative figures exclude the results of the companies that are no longer part of the consolidated perimeter from the date of the relevant transaction to the end of the year. Additionally, we have excluded the depreciation and amortization of these entities from January 1, 2020 until such month in 2020.
No adjustments for changes in the consolidation perimeter were made with respect to the results of JV VMED O2 UK and other joint ventures established in 2021, as their results are accounted for under the equity method and organic variations are only calculated through operating income.
•Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded to calculate organic variations.
In 2021, we mainly excluded the gains resulting from the establishment of JV VMED O2 UK (4,460 million euros), the sale of the European and Latin American towers divisions of the Telxius Group (6,099 million euros), the establishment of FiBrasil (26 million euros), the sale of 60% of the shares in InfraCo, SpA (274 million euros) and the sale of Telefónica de Costa Rica (136 million euros).
In 2020, we mainly excluded a gain of 29 million euros related to the initial registration at fair value of the

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stake of Telefónica in the joint venture with the Allianz Group for the deployment of fiber in Germany.###
•Restructuring costs: we have excluded the impact in 2021 and 2020 of restructuring costs, mainly those related to the Individual Suspension Plan adopted under the Social Pact for Employment in Telefónica Spain in 2021.
The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and operating income, is as follows:

Millions of euros	2020	2021
Telefónica Spain	(2)	1,382
Telefónica United Kingdom	—	—
Telefónica Germany	37	22
Telefónica Brazil	—	—
Telefónica Hispam	17	174
Other companies	34	85
Total restructuring costs	86	1,663
•Reported variation of companies in hyperinflationary countries: in the organic variation, the y-o-y reported variation of the companies in countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, in 2021 the revenues of these companies increased by 327 million euros and their OIBDA, operating income and OIBDA-CapEx decreased by 112 million euros, 107 million euros, 134 million euros, respectively, compared to 2020.
•Impairment of goodwill and other assets: in 2021 the impairment of goodwill amounting to 416 million euros, mainly in Telefónica Peru, has been excluded. In 2020, the impairment of the goodwill and certain assets of Telefónica Argentina has been excluded, amounting to 894 million euros, which consists of a 519 million euros goodwill impairment loss and impairment losses over non-current assets amounting to 375 million euros.
•Judicial decision PIS/COFINS: we excluded the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integraçao Social) and the Financing of Social Security - COFINS (Contribuçao para Financiamiento de Seguridade Social) amounting to 243 million euros in OIBDA in 2021.
•Spectrum acquisition: the organic variation of capital expenditures ("CapEx") excludes the impact of spectrum acquisitions in 2021 and 2020.
In 2021, spectrum acquisitions amounted to 1,704 million euros of which 706 million euros corresponded to Telefónica Brazil, 515 million euros to our former Telefónica United Kingdom segment (which acquisitions took place before JV VMED O2 UK was established), 352 million euros to Telefónica Spain and 131 million euros to Telefónica Chile.
In 2020, spectrum acquisitions amounted to 126 million euros of which 94 million euros corresponded to Telefónica United Kingdom and 32 million euros to Telefónica Brazil.
•Other adjustments: organic variations exclude the following:
In 2021: (i) the provision for contingencies in Telefónica Brazil amounting to 154 million euros with a negative impact in OIBDA; (ii) the impact of the transformation of the operating model of Telefónica México (following the AT&T agreement entered into in 2019) on depreciation and amortization amounting to 88 million euros; (iii) the provisions recorded in Telefónica Spain to optimize the distribution network (44 million euros in OIBDA); and (iv) the impact of not amortizing assets held for sale in Telefónica El Salvador (14 million euros in amortization and operating income).

In 2020: (i) the impact of the accelerated amortization resulting from the transformation of the operating model of Telefónica México (following the AT&T agreement in 2019), amounting to 320 million euros in 2020 in depreciation and amortization and operating income; and (ii) other adjustments amounting to 34 million euros in OIBDA, mainly due to the provisions recorded in Telefónica Spain to optimize the distribution network (29 million euros in OIBDA), and the gains on the spectrum sale in Telefónica Germany (5 million euros in OIBDA) and the impact of not amortizing assets held for sale in Telefónica El Salvador (32 million euros in amortization and operating income).

The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line

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items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2021	% Reported YoY	% Organic YoY
Revenues	(8.8%)	2.0%
Other income	698.3%	18.8%
Supplies	(5.8%)	6.8%
Personnel expenses	27.5%	3.3%
Other expenses	(14.7%)	(0.7%)
OIBDA	62.9%	1.4%
Depreciation and amortization	(10.3%)	(0.5%)
Operating income (OI)	228.2%	5.6%
CapEx	24.0%	10.3%
OIBDA-CapEx	92.7%	(4.4%)
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of the impact of each such item (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA2021	Exchange rate effect	Perimeter change	Capital gains/losses on sale of companies	Restruc-turing costs	Reported variation in hyperin-flationary countries	Impairment of goodwill and other assets	Judicial decision PIS/COFINS	Spectrum acquisiton	Other adjustments
Revenues	(2.3)	(9.1)	—	—	0.8	—	—	—	0.0
Other income	(2.7)	(8.3)	692.2	—	0.0	—	—	—	—
Supplies	(1.7)	(11.0)	—	—	0.8	—	—	—	—
Personnel expenses	(2.2)	(5.2)	—	30.2	1.7	—	—	—	—
Other expenses	(2.7)	(7.9)	(0.0)	(0.1)	0.9	(3.7)	(2.1)	—	1.4
OIBDA	(2.7)	(9.5)	81.2	(11.7)	0.1	3.5	2.0	—	(1.3)
Depreciation and amortization	(2.6)	(4.1)	—	—	(0.0)	—	—	—	(3.0)
Operating income	(3.0)	(21.6)	264.9	(38.2)	0.3	11.5	6.4	—	2.5
CapEx	(4.0)	(11.2)	—	—	0.4	—	—	29.7	0.1
OIBDA-CapEx	(1.8)	(8.1)	143.6	(20.7)	(0.2)	6.3	3.5	(22.8)	(2.4)

1.9.3. Analysis of results
Revenues (net sales and provided services) in 2021 totaled 39,277 million euros, decreasing in reported terms by 8.8% year on year, mainly as a result of the changes in the consolidation perimeter (-9.1 p.p.), in particular, the constitution of JV VMED O2 UK (and, therefore, the exclusion from our consolidation perimeter of the entities that comprised our former Telefónica United Kingdom segment from that date), the sale of the towers divisions of Telxius Group and the sale of Telefónica de Costa Rica; and to a lesser extent, the evolution of foreign exchange rates (-2.3 p.p.) and, in particular, the depreciation against the euro of the Brazilian real. In organic terms, revenues grew by 2.0%, mainly as a result of increased handset sales in all business areas and the growth in service revenues.

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Other income mainly included gains on the sale of assets and, to a lesser extent, own work capitalized in our fixed assets. In 2021, other income totaled 12,673 million euros compared to 1,587 million euros in 2020. This increase was mainly attributable to the gains resulting from the sale of the European and Latin American towers divisions of Telxius Group (6,099 million euros), the establishment of JV VMED O2 UK (4,460 million euros), the sale of 60% of the shares in InfraCo, SpA (274 million euros), the sale of Telefónica de Costa Rica to Liberty Global (136 million euros) and the establishment of FiBrasil in Brazil (26 million euros). In organic terms, other income increased 18.8% y-o-y.
The total amount of supplies, personnel expenses and other expenses was 29,967 million euros in 2021, down 3.8% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in the scope of consolidation (-8.8 p.p.), changes in foreign exchange rates (-2.2 p.p.) and the impairment of goodwill and other assets in Telefónica Argentina in 2020, which exceeded the amount of the impairment in Telefónica Peru in 2021 (-1.6 p.p.), partially offset by the higher restructuring costs (+5.1 p.p.). In organic terms, the total amount of supplies, personnel expenses and other expenses increased by 3.2%. The year-on-year variation in organic terms was significantly affected by higher supply and personnel costs. The evolution of these expenses is explained in greater detail below:
•Supplies amounted to 12,258 million euros in 2021, down 5.8% year-on-year in reported terms, as a result mainly of changes in the scope of consolidation (-11.0 p.p.) and, to a lesser extent, the impact of changes in foreign exchange rates (-1.7 p.p.). In organic terms, supplies increased by 6.8% year-on-year, mainly due to higher TV content costs and higher costs related to IT sales in Telefónica Spain.
•Personnel expenses amounted to 6,733 million euros in 2021, up 27.5% year-on-year in reported terms mainly as a result of the higher restructuring costs (+30.2 p.p.), mainly related to the Individual Suspension Plan in Spain, partially offset by the impact of changes in the scope of consolidation (-5.2 p.p.) and changes in foreign exchange rates (-2.2 p.p.). In organic terms, personnel expenses increased by 3.3% year-on-year, as a result of the increasing normalization of business activity, following the cost saving measures implemented in 2020 in response to the COVID-19 pandemic in practically all geographies.
The average headcount was 107,776 employees in 2021, down 4.8% compared to 2020, mainly as a result of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.
•Other expenses (principally external services and, to a significantly lesser extent, taxes other than income tax) amounted to 10,976 million euros in 2021, down
14.7% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in the scope of consolidation (-7.9 p.p.), the impairment of goodwill and other assets in Telefónica Argentina in 2020, which exceeded the amount of the impairment in Telefónica Peru in 2021 (-3.7 p.p.), the impact of foreign exchange rates (-2.7 p.p.) and the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (-2.1 p.p.). In organic terms, other expenses decreased by 0.7% year-on-year due mainly to the saving measures carried out by the Group.
As a result of the foregoing, OIBDA totaled 21,983 million euros in 2021, compared with 13,498 million euros in 2020, significantly impacted by the gains from the transactions recorded in "Other income". In organic terms, OIBDA increased by 1.4% year-on-year.
Depreciation and amortization amounted to 8,397 million euros in 2021, decreasing by 10.3% compared to 2020 in reported terms mainly as a result of changes in the consolidation perimeter (-4.1 p.p.), mainly due to the recognition of the entities that comprised our former Telefónica United Kingdom segment as a disposal group held for sale in May 2020, the impact of foreign exchange rates (-2.6 p.p.) and the impact of the accelerated amortization related to the transformation of the operating model of Telefónica México, which affected 2020 to a greater extent (-2.5 p.p.). In organic terms, depreciation and amortization decreased by 0.5%.
Operating income (OI) in 2021 totaled 13,586 million euros, compared with 4,139 million euros in of 2020, significantly impacted by the gains recorded in “Other income” (+264.9 p.p.). To a much lesser extent, the year-on-year increase was explained by the impairment of goodwill and other assets in Telefónica Argentina in 2020, which exceeded the amount of the impairment in Telefónica Peru in 2021 (+11.5 p.p.), the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (+6.4 p.p.) and the impact of the accelerated amortization related to the transformation of the operating model of Telefónica México, following the AT&T agreement in 2020 (+5.6 p.p.). The year-on-year increase was partially offset by the higher restructuring costs, which were mainly related to the Individual Suspension Plan in Spain in 2021, which totaled 1,382 million euros (-38.2 p.p.), changes in the consolidation perimeter (-21.6 p.p.), the provision for contingencies in Telefónica Brazil (-4.1 p.p.) and the foreign exchange rate effects (-3.0 p.p.). In organic terms,

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operating income increased by 5.6%, mainly as a result of increased handset sales in all business areas and the growth in service revenues.
The share of income (loss) of investments accounted for by the equity method for 2021 was a loss of 127 million euros, compared to income of 2 million euros in 2020.
Net financial expense amounted to 1,364 million euros in 2021 , improving by 194 million euros compared to 2020 due to the reduction of debt in European currencies (despite the increase in interest rates in Brazil and higher level of debt denominated in Brazilian reals) as well as other non-recurrent positive effects.
Corporate income tax amounted to 1,378 million euros in 2021, increasing from 2020 (626 million euros) due mainly to the accounting effect of the tax assessments resulting from the tax inspection in Spain , a decrease in deferred tax assets in Spain due to the restatement of their recoverability, provision in Peru due to unfavorable ruling by the Supreme Court and adjustments for tax rates changes. The increase was partially offset by the provision recorded in Spain in connection with the Individual Suspension Plan and non-taxable interests in Brazil. A substantial portion of the capital gains obtained in 2021 were exempt from corporate tax.
As a result, profit for the year attributable to equity holders of the parent for 2021 was 8,137 million euros (1,582 million euros in 2020).
Profit attributable to non-controlling interests was 2,580 million euros in 2021(375 million euros in 2020) mainly as a result of profit attributable to non-controlling interests in Telxius, which completed the sale of the towers divisions in Europe and Latin America in 2021.
CapEx were 7,267 million euros in 2021, increasing 24.0% year on year in reported terms as a result of the spectrum purchase mainly in Telefónica Brazil (706 million euros), our former Telefónica United Kingdom segment (515 million euros in the first five months of 2021), Telefónica Spain (352 million euros) and Telefónica Chile (131 million euros). CapEx in 2020 was limited due to the COVID-19 pandemic.
OIBDA-CapEx was 14,716 million euros in 2021 compared to 7,637 million euros in 2020, increasing by 92.7% y-o-y in reported terms and decreasing by 4.4% in organic terms.

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1.9.4. 2021/2020 Segment results
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefó
nica Spain over the past two years as of December 31 of s

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uch years:

ACCESSES
Thousands of accesses	2020	2021	%Reported YoY
Fixed telephony accesses (1)	8,731.0	8,376.3	(4.1%)
Broadband	5,961.9	5,874.9	(1.5%)
FTTH	4,614.1	4,847.6	5.1%
Mobile accesses	18,977.8	18,484.6	(2.6%)
Prepay	888.1	752.5	(15.3%)
Contract	15,383.7	15,210.7	(1.1%)
IoT	2,706.0	2,521.5	(6.8%)
Pay TV	3,934.5	3,716.4	(5.5%)
Retail Accesses	37,615.1	36,460.9	(3.1%)
Wholesale Accesses	3,689.5	3,674.3	(0.4%)
FTTH Wholesale Accesses	2,599.8	2,982.0	14.7%
Total Accesses	41,304.6	40,135.2	(2.8%)
(1) Includes "fixed wireless" and Voice over IP accesses.

During 2021, a new Fusion portfolio that includes several devices (including 5G smartphones of different brands, Smart TVs, Tablets and laptops, among others) was launched, allowing customers to choose the device that best suits their needs depending on the Fusion package contracted.
With this new Fusion portfolio, and the increase in the connection speed of its customers to up to 1Gbps, Telefónica Spain has taken a new step to respond to customer demands.
The investment in the 5G mobile network made it possible to achieve 81% of population coverage as of December 31, 2021, and has allowed customers to access, regardless of their location, all fiction and sports contents. Throughout 2022, Telefonica will continue to expand and strengthen coverage to reach more population, which expansion is expected to be boosted by the recent award to Telefónica of one block of 2x10 MHz in the 700MHz auction.###
Additionally, in 2021, Telefónica has continued to improve its offer proposals to strengthen its relationship with customers and reach new segments, some of which are described below:
•Movistar Prosegur Alarmas: the joint venture of Prosegur and Telefónica, offers, since September 2020, intelligent recognition and system automation services.
These new functionalities are based on the incorporation of artificial intelligence in the home environment and are configured according to the specific needs of each user. As of December 31, 2021 the number of clients exceeded 350 thousand.
•Movistar Health: an online telemedicine service, reached nearly 60 thousand customers at December 31, 2021, following its launching in October 2020.
•Home Insurance: launch of home insurance with Telefónica Seguros, SANTALUCÍA and BBVA Allianz. The new insurance has several modalities in terms of the scope of coverage, and includes coverage of incidents such as water damage, fire, theft, legal protection, or handyman, among others. This new product can be contracted by anyone, whether they are Telefónica Spain customers or not.
•Gaming: Telefónica Spain and Microsoft have signed a strategic partnership whereby Telefónica Spain will offer Xbox Game Pass Ultimate (a gaming subscription service from Xbox) to its Movistar Fusión and Contrato Solo Móvil customers, for 12.99 € per month and 20 GB of extra mobile data on a Telefónica Spain mobile line of their choice.

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•Movistar Música: a music streaming service with more than 50 million songs in its catalogue, without ads and including exclusive content of the artists. The service was first piloted in Latin America and comes with several subscription options. The streaming service is available both as a mobile and tablet app and also available on the Movistar Home device.
•Movistar Money: the consumer loan service for Telefónica Spain customers, already used by more than 3 million customers, updated its conditions, by incorporating new features, such as the possibility of requesting up to 5,000 euros (1,000 euros more) and the incorporation of payment protection insurance in the event of an unforeseen event
Telefónica Spain had 40.1 million accesses as of December 31, 2021, a decline of 2.8% as compared to December 31, 2020, partly driven by a commercial policy focused on generating value and promoting higher market rationalization by reducing promotional activity, which had an impact on commercial activity.
The convergent offer (residential and SMEs) had a customer base of 4.6 million customers as of December 31, 2021, a decrease of 3.6% y-o-y.
Retail fixed accesses totaled 8.4 million and decreased 4.1% as compared to December 31, 2020, with a net loss of 355 thousand accesses in 2021.
Retail broadband accesses totaled 5.9 million (-1.5% y-o-y), with a net loss of 87 thousand accesses during 2021.
Retail fiber (FTTH) accesses reached 4.8 million customers (+5.1% as compared to December 31, 2020), representing 82.5% of total retail broadband customers (+5.1 p.p. y-o-y) with net adds of 234 thousand accesses in 2021. At December 31, 2021, fiber deployment reached 26.9 million premises, 1.7 million more than at December 31, 2020.
Total retail mobile accesses stood at 18.5 million as of December 31, 2021, a decrease of 2.6% as compared to December 31, 2020 as a result of a decrease in both mobile contract accesses (-1.1% y-o-y) and prepay accesses (-15.3% y-o-y).
Pay TV accesses reached 3.7 million at December 31, 2021, decreasing 5.5% year-on-year.
Wholesale accesses stood at 3.7 million at December 31, 2021, down 0.4% year-on-year, although wholesale fiber (FTTH) accesses (81.2% of total wholesale accesses at December 31, 2021 compared with 70.5% at December 31, 2020) were up 14.7% year-on-year.

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The table below shows Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN (1)	2020	2021	% Reported YoY	% Organic YoY (2)
Revenues	12,401	12,417	0.1%	0.1%
Mobile handset revenues	264	400	51.3%	51.3%
Revenues ex-mobile handset sales	12,137	12,017	(1.0%)	(1.0%)
Retail	9,906	9,699	(2.1%)	(2.1%)
Wholesale and Other	2,231	2,318	3.9%	3.9%
Other income	540	664	23.1%	23.1%
Supplies	(4,210)	(4,636)	10.1%	10.1%
Personnel expenses	(1,748)	(3,201)	83.1%	3.9%
Other expenses	(1,937)	(1,867)	(3.6%)	(4.4%)
OIBDA	5,046	3,377	(33.1%)	(5.3%)
Depreciation and amortization	(2,184)	(2,153)	(1.4%)	(1.4%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,892)	(1,807)	(4.5%)	(4.5%)
Amortization of rights of use	(292)	(346)	18.6%	18.6%
Operating income (OI)	2,862	1,224	(57.2%)	(8.3%)
CapEx	1,408	1,815	28.9%	3.9%
OIBDA-CapEx	3,638	1,562	(57.1%)	(8.9%)
Notes:
(1) See adjustments made to calculate organic variations below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:
•Optimization of the distribution network: organic variations exclude the impact of the provisions recorded in Telefónica Spain totaling 44 million euros in 2021 in connection with the restructuring of the distribution channels (29 million euros in 2020).
•Restructuring costs: we have excluded the impact of (i) in 2021, restructuring costs totaling 1,382 million euros that were mainly related to the Individual Suspension Plan; and (ii) in 2020 2 million euros due to the reversal of a provision recorded in 2019 in connection with restructuring costs.
•Spectrum acquisition: we have excluded the impact of spectrum acquisitions from CapEx, which totaled 352 million euros in 2021. During 2020, no spectrum acquisitions were made.

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The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2021	% Reported YoY	% Organic YoY	Optimization Distribution Network	Restructuring costs	Spectrum acquisition
Revenues	0.1%	0.1%	—	—	—
Other income	23.1%	23.1%	—	—	—
Supplies	10.1%	10.1%	—	—	—
Personnel expenses	83.1%	3.9%	—	79.2	—
Other expenses	(3.6%)	(4.4%)	0.7	—	—
OIBDA	(33.1%)	(5.3%)	(0.3)	(27.4)	—
Depreciation and amortization	(1.4%)	(1.4%)	—	—	—
Operating income (OI)	(57.2%)	(8.3%)	(0.5)	(48.4)	—
CapEx	28.9%	3.9%	—	—	25.0
OIBDA-CapEx	(57.1%)	(8.9%)	(0.4)	(38.0)	(9.7)
Analysis of results
Revenues in 2021 amounted to 12,417 million euros, growing 0.1% y-o-y in reported terms. This stable trend was supported by handset revenues due to the launching of the new Fusion portfolio, as the new portfolio includes several devices as part of the packages (including 5G smartphones of different brands, Smart TVs, tablets and laptops, among others). The evolution of revenues excluding mobile handset sales is described below:
•Retail revenues totaled 9,699 million euros in 2021, decreasing by 2.1% year-on-year in reported terms, due in part to the customer base decline and convergent customer value mix erosion (mainly due to the worsening of economic conditions as a result of the COVID-19 pandemic), partially offset by higher IT revenues due to the higher demand for digitalization projects in the B2B segment.
•Wholesale and other revenues totaled 2,318 million euros in 2021, increasing by 3.9% year-on-year in reported terms, due, among others, to a recovery in roaming-in revenues.
OIBDA reached 3,377 million euros in 2021, a year-on-year decrease of 33.1% in reported terms and 5.3% year-on-year in organic terms.
Depreciation and amortization amounted to 2,153 million euros in 2021, decreasing by 1.4% year-on-year in both reported and organic terms, mainly as a result of an acceleration of the decommissioning of central offices and the change in the depreciation period of radio-links.
Operating income amounted to 1,224 million euros in 2021, a year-on-year decrease of 57.2% in reported terms. The year-on-year decrease was mainly driven by the restructuring costs provision (-48.4 p.p.) in 2021. In organic terms, operating income showed a decrease of 8.3% year-on-year, mainly as a result of the lower service revenues and the impact of the higher energy costs for most of the year.

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TELEFÓNICA UNITED KINGDOM
Our former Telefónica United Kingdom segment was replaced b
y our new VMED O2 UK segment on June 1, 2021, upon the esta

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blishment of JV VMED O2 UK, the joint venture between Telefó
nica and Liberty Global. Since it is not practicable to rest

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ate the Group’s historical segment financial information to reflect this change, the 2021-2020 period-on-period discussi

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ons included below focus on the results of our former Telefó
nica United Kingdom segment (which, for purposes of 2021, co

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nsists of the results obtained in the first five months of t he year, until the establishment of JV VMED O2 UK and the el

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imination of t
his segment).
For additional information, see "Note 2. Basis of presentation of the consolidated financial statements. Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK".
This section does not discuss the evolut
ion of Telefónica United Kingdom’s acces

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ses in 2020 and 2021. Accesses of JV VMED O2 UK as of Decemb
er 31, 2021 are shown in the next section: “VMED O2 UK".
The

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table below shows the evolution of Telefónica United Kingdo
m's results over the past two years:

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Millions of euros
TELEFÓNICA UNITED KINGDOM	2020	2021	% Reported YoY	% Organic YoY (1)
Revenues	6,708	2,628	(60.8%)	(7.0%)
Mobile Business	6,476	2,532	(60.9%)	(7.2%)
Handset revenues	1,816	642	(64.7%)	(9.8%)
Fixed Business	232	96	(58.9%)	(1.2%)
Other income	178	73	(59.1%)	(1.9%)
Supplies	(2,456)	(910)	(62.9%)	(9.3%)
Personnel expenses	(459)	(205)	(55.4%)	4.9%
Other expenses	(1,907)	(667)	(65.0%)	(23.2%)
OIBDA	2,064	919	(55.5%)	10.0%
Depreciation and amortization	(389)	—	(99.9%)	(1.1%)
Amortization of intangible assets, depreciation of property, plant and equipment	(322)	—	(99.9%)	(1.5%)
Amortization of rights of use	(67)	—	(100.0%)	1.2%
Operating income (OI)	1,675	919	(45.1%)	26.2%
CapEx	913	933	2.2%	24.1%
OIBDA-CapEx	1,151	(14)	c.s.	c.s.
Notes:
(2) See adjustments made to calculate organic variations below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:

•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate from January to May 2020 for both years.
•Changes in the scope of consolidation: we have excluded the impact of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment since June 1, 2021. To make amounts comparable, in 2020 we have excluded the results of the entities that comprised our former Telefónica United Kingdom segment for the period from June 1 to December 31, 2020.
•Spectrum acquisitions: we have excluded the impact of spectrum acquisitions on CapEx in the first five months of 2021, amounting to 515 million euros. In 2020, there were no spectrum acquisitions.
The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2021	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter changes	Spectrum acquisition
Revenues	(60.8%)	(7.0%)	(0.0)	(57.8)	—
Other income	(59.1%)	(1.9%)	(0.0)	(58.2)	—
Supplies	(62.9%)	(9.3%)	(0.0)	(59.1)	—
Personnel expenses	(55.4%)	4.9%	—	(57.4)	—
Other expenses	(65.0%)	(23.2%)	(0.0)	(54.5)	—
OIBDA	(55.5%)	10.0%	(0.0)	(59.5)	—
Depreciation and amortization	(99.9%)	(1.1%)	—	(98.5)	—
Operating income (OI)	(45.1%)	26.2%	(0.1)	(50.4)	—
CapEx	2.2%	24.1%	(0.1)	(63.1)	56.5
OIBDA-CapEx	(100.0%)	0.5%	0.0	(56.6)	(44.8)
Analysis of results
•Total revenues in 2021 amounted to 2,628 million euros, decreasing by 60.8% year-on-year in reported terms due to the change in the scope of consolidation (-57.8 p.p.) Excluding this impact, total revenues decreased by 7.0% driven by the new lockdown in the United Kingdom (from January to April 2021) and the change in the distribution model as a consequence of the end of the contract with Dixons Carphone in March 31, 2020, which resulted in changes in the mobile revenues allocation.

Mobile business revenues reached 2,532 million euros in 2021, decreasing by 60.9% in

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reported terms due to the change in the scope of consolidation (-57.8 p.p.). Excluding this impact, mobile business revenues decreased by 7.2% as a result of the lower handset sales due the new lockdown in the United Kingdom, which resulted in the closing of commercial shops in the first half of 2021, lower roaming revenues due to the travel-related restrictions implemented in connection with the COVID-19 pandemic and the change in the distribution model as a consequence of the end of the contract with Dixons Carphone in March 31, 2020.
OIBDA totaled 919 million euros in 2021, decreasing by 55.5% in reported terms. In organic terms, OIBDA increased +10.0% year-on-year.
Operating income amounted to 919 million euros in 2021, decreasing 45.1% in reported terms, due to the impact of the change in the scope of consolidation (-50.4 p.p.) and, to a much lesser extent, the exchange rate effect (-0.1 p.p.). Excluding these impacts, the operating income year-on-year increased 26.2% thanks to a strict control of costs, as well as the positive impact of the change in the distribution model on expenses, which resulted in a decrease in the commissions paid by Telefónica United Kingdom.

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VMED O2 UK
After receiving the final approval from the Competition & Markets Authority (CMA), the joint venture between Liberty Global and Telefónica was established on June 1, 2021, and our former Telefónica United Kingdom segment was replaced by our new VMED O2 UK segment. In addition, Telefónica ceased to fully consolidate the results of the entities that comprised our former Telefónica United Kingdom segment in its consolidated financial statements and started to account for the JV VMED O2 UK results under the equity method. Therefore, since June 1, 2021, for purposes of the Group’s consolidated results, the results of JV VMED O2 UK are reflected under a single heading of the consolidated income statement, “Share of income of investments accounted for by the equity method”. However, the VMED O2 UK segment information included below is presented under management criteria, and shows 100% of the VMED O2 UK results. The VMED O2 UK segment information included below refers to the period from June 1 to December 31, 2021. For additional information, see "Note 2. Basis of presentation of the consolidated financial statements. Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK".
In its first seven months of activity, JV VMED O2 UK maintained its commercial focus, resulting in a solid operating performance.
In October, JV VMED O2 UK launched its first consumer and SoHo (Small office/Home office) converged product called “Volt”, for new and existing customers, taking advantage of its joint capabilities by combining the power of Virgin Media’s gigabit broadband with O2’s mobile network for the first time.
JV VMED O2 UK continues to invest in the future and remains committed to its mission to upgrade United Kingdom connectivity: it reached 15.6 million premises in its gigabit roll-out and remains on-track for completion of the gigabit upgrade to give it the largest and fastest broadband network in the UK and continued the velocity gigabit upgrade.
Project Lightning (a fixed network expansion project launched in 2015) covered 336 thousand premises in 2021, taking the cumulative build to 2.7 million. Additionally, JV VMED O2 UK continued network expansion and 5G coverage, which is live in 300 towns and cities, and confirmed its coverage target of 50% of the UK population in 2023.
In line with its commitment to realizing the benefits of digitization, JV VMED O2 UK also launched new AI technology to improve customer experiences in stores, created the first ever National Databank in the UK, providing free mobile data to tackle data poverty, and launched the free online Net Zero Hub to help small businesses reach net zero emissions.
The table below shows, as of December 31, 2021, the accesses of JV VMED O2 UK and, as of December 31, 2020, the aggregated accesses of our former Telefónica United Kingdom segment and Virgin Media:

ACCESSES
Thousands of accesses	2020	2021	%Reported YoY
Broadband (2)	5,449.5	5,626.7	3.3%
UBB	5,420.3	5,596.8	3.3%
Mobile accesses (3)	30,336.6	32,276.8	6.4%
Prepay	8,251.8	8,119.1	(1.6%)
Contract	15,594.2	15,938.1	2.2%
IoT	6,490.6	8,219.7	26.6%
Retail Accesses	44,067.7	46,021.1	4.4%
Wholesale Accesses	9,210.9	9,966.6	8.2%
Total Accesses	53,278.6	55,987.8	5.1%
The total accesses base grew 5.1% year-on-year and stood at 56.0 million at December 31, 2021, mainly driven by a 6.4% increase in the mobile accesses base, which reached 32.3 million.
The contract mobile customer base grew 2.2% year-on-year and reached 15.9 million accesses adding 344 thousand new accesses to the base as a result of the increasing normalization of commercial activity as COVID-19 restrictions progressively eased.
The prepay mobile customer base decreased 1.6% year-on-year and reached 8.1 million accesses losing 133 thousand accesses in 2021.
IoT mobile customer base grew 26.6% year-on-year and reached 8.2 million accesses as the Smart Metering Programme (one of the largest IoT projects in the world) roll out regained pace.

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Fixed broadband base grew 3.3% year-on-year and reached 5.6 million accesses adding 177 thousand new accesses to the base in 2021 reflecting continued demand for faster broadband speeds.The table below shows VMED O2 UK’s results from June 1 to December 31, 2021:

June 1 to December 31, 2021
Million euros	VMED O2 UK
Revenues	7,223
Other operating income	290
Operating expenses	(5,063)
OIBDA	2,450
Amortizations	(2,395)
Operating income	55
Financial income	27
Financial expenses	(504)
Exchanges differences	122
Result before taxation	(300)
Taxes	65
Result for the period	(235)
50% attributable to Telefónica Group	(117)
Share-based compensation	14
Share of (loss) income of investments accounted for by the equity method	(103)
Analysis of results
Total revenues amounted to 7,223 million euros for the period from June 1 to December 31, 2021, reflecting the combination of the fixed and mobile products and services brought together for United Kingdom customers by Telefónica United Kingdom and Virgin Media.
OIBDA totaled 2,450 million euros for the period from June 1 to December 31, 2021 and was adversely impacted by the restructuring and other integration costs.
Depreciation and amortization totaled 2,395 million euros for the period from June 1 to December 31, 2021.
Operating income totaled 55 million euros for the period from June 1 to December 31, 2021.

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TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	%Reported YoY
Fixed telephony accesses (1)	2,180.2	2,179.6	0.0%
Broadband (2)	2,261.1	2,262.3	0.1%
UBB	1,797.8	1,856.8	3.3%
Mobile accesses (3)	44,274.8	45,693.6	3.2%
Prepay	19,283.3	18,973.0	(1.6%)
Contract	23,581.3	25,107.8	6.5%
IoT (4)	1,410.1	1,612.8	14.4%
Retail Accesses	48,804.7	50,219.3	2.9%
Total Accesses	48,804.7	50,219.3	2.9%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

In 2021, Telefónica Germany benefited from strong commercial traction on the back of ongoing core business momentum and high customer demand for the O2 Free portfolio. This commercial momentum was leveraged on network parity as evidenced by the reconfirmation of Telefonica Germany’s ‘very good’ rating in the most relevant network test of "Connect magazine" and historic low levels of churn. As a result, Telefonica Germany delivered good financial momentum throughout 2021, posting the highest levels of revenues and OIBDA in the company’s history.
Telefónica Germany’s key milestones in 2021 were as follows:
•In May 2021, the company and 1&1 agreed upon the long-term stipulations of their future cooperation in a National Roaming Agreement (NRA). As part of this, certain ongoing price reviews initiated by 1&1 will no longer be pursued, and Telefónica Germany has secured valuable long-term revenue streams.
•The 5G network reached 30% of the German population with all available 5G frequencies at the end of 2021.
•At the same time, the company completed its 3G switch-off in 2021 and improved the energy efficiency ratio of its O2 network by 78% compared to 2015 based on its energy consumption per data volume (GWh/PB).
The total access base grew 2.9% year-on-year and stood at 50.2 million at December 31, 2021, mainly driven by a 3.2% increase in the mobile accesses base, which reached 45.7 million.
The contract mobile customer base grew 6.5% year-on-year and reached 25.1 million accesses, increasing the share over the total mobile accesses base to 54.9%. Net adds reached 1.5 million accesses, driven by the sustained customer demand for the O2 Free portfolio and a solid contribution from partner brands. Churn remained at a historic low.
The prepay mobile customer base decreased 1.6% year-on-year to 19.0 million accesses. Reflecting the unchanged market trend of prepaid to postpaid migration, the prepay segment posted a net loss of 310 thousand customers in 2021.
The broadband accesses reached 2.3 million accesses (up 0.1% y-o-y), with a net add of 1.2 thousand accesses in 2021, in a market focused on high-speed fixed connectivity.

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The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2020	2021	% Reported YoY	% Organic YoY (1)
Revenues	7,532	7,765	3.1%	3.1%
Mobile Business	6,730	6,942	3.2%	3.2%
Handset revenues	1,423	1,450	1.9%	1.9%
Fixed Business	785	814	3.6%	3.6%
Other income	136	140	3.0%	5.8%
Supplies	(2,435)	(2,403)	(1.3%)	(1.3%)
Personnel expenses	(611)	(585)	(4.2%)	(1.0%)
Other expenses	(2,313)	(2,493)	7.8%	8.0%
OIBDA	2,309	2,424	5.0%	4.0%
Depreciation and amortization	(2,394)	(2,394)	0.0%	0.0%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,862)	(1,809)	(2.8%)	(2.8%)
Amortization of rights of use	(532)	(585)	10.1%	10.1%
Operating income (loss)	(85)	30	c.s.	c.s.
CapEx	1,094	1,284	17.3%	17.3%
OIBDA-CapEx	1,215	1,140	(6.1)	(7.5%)
Notes:
(1) See adjustments made to calculate organic variations below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:
•Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Telefónica Germany. Restructuring costs totaled 22 million euros and 37 million euros in 2021 and 2020, respectively.
•Spectrum sales: the organic variations exclude the gains on spectrum sales in 2020 (-5 million euros in OIBDA).

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The table below shows 2021/2020 variations in reported and o rganic terms (the latter, calculated in accordance with the

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adjustments referred to above) of certain line items of the income statement and other measures and the contribution of

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each item for which we have adjusted to our reported growth
:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2021	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum sale
Revenues	3.1%	3.1%	—	—
Other income	3.0%	5.8%	—	(2.6)
Supplies	(1.3%)	(1.3%)	—	—
Personnel expenses	(4.2%)	(1.0%)	(3.3)	—
Other expenses	7.8%	8.0%	0.2	(0.4)
OIBDA	5.0%	4.0%	0.7	0.2
Depreciation and amortization	0.0%	0.0%	—	—
Operating loss	(135.8%)	(135.8%)	(18.0)	(6.4)
CapEx	17.3%	17.3%	—	—
OIBDA-CapEx	(6.1)	(7.5%)	1.3	0.4
Analysis of results
Total revenues were 7,765 million euros in 2021, with a year-on-year increase of 3.1%, driven by the increase in revenues in both the mobile business and the fixed business.
•Mobile business revenues totaled 6,942 million euros, increasing 3.2% y-o-y in reported terms. This positive trend reflects strong trading momentum and the success of the O2 brand.
•Handset revenues amounted to 1,450 million euros, increasing 1.9% y-o-y in reported terms due to the continued strong demand for high value handsets.
•Fixed business revenues were 814 million euros, increasing by 3.6% y-o-y in reported terms due to the particularly strong customer base growth and higher share of VDSL customers.
Mobile ARPU was 10.0 euros (1.1% y-o-y) due to the 4.0% y-o-y increase in prepay ARPU, while contract ARPU decreased by 1.3% y-o-y. Data ARPU was 6.1 euros (+3.6% y-o-y), fueled by the successful O2 Free portfolio.

TELEFÓNICA GERMANY	2020	2021	% Reported YoY
ARPU (EUR)	9.9	10.0	1.1%
Prepay	6.1	6.3	4.0%
Contract (1)	13.6	13.5	(1.3%)
Data ARPU (EUR)	5.9	6.1	3.6%
(1) Excludes IoT.
OIBDA totaled 2,424 million euros in 2021, growing by 5.0% y-o-y in reported terms. In organic terms, OIBDA increased by 4.0% year-on-year.
Depreciation and amortization amounted to 2,394 million euros in 2021, staying flat (0.0%) year-on-year as the positive effect from the end of the useful life of the UMTS (Universal Mobile Telephone System) licenses in 2020 was offset by the completion in 2021 of the 3G switch-off, further network modernization and higher rights of use asset amortization.

Operating income totaled 30 million euros in 2021, compared to an operating loss of 85 million euros in 2020. In organic terms, the year-on-year comparison was positively impacted by the improvement in revenues and the continued measures in cost management and generation of efficiencies.

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TELEFÓNICA BRAZIL
The table below shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	%Reported YoY
Fixed telephony accesses(1)	8,994.8	7,506.5	(16.5%)
Broadband(2)	6,315.0	6,262.0	(0.8%)
UBB	5,084.2	5,535.3	8.9%
FTTH	3,377.7	4,608.7	36.4%
Mobile accesses(3)	78,523.7	83,912.3	6.9%
Prepay	33,662.5	34,287.3	1.9%
Contract	34,418.2	37,166.7	8.0%
IoT	10,443.0	12,458.3	19.3%
Pay TV	1,247.7	1,114.8	(10.6%)
IPTV	890.8	916.8	2.9%
Retail Accesses	95,145.0	98,853.2	3.9%
Total Accesses	95,157.9	98,854.2	3.9%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
In 2021, Telefónica Brazil maintained its leadership in the higher mobile value segments (37.0% market share as of December 31, 2021, source: ANATEL), which has allowed the operator to grow mobile service revenues (in local currency) and mitigate the impact of the COVID-19 pandemic restrictions. In the fixed business, Telefónica Brazil continued to focus on the implementation of strategic technologies, such as fiber, which allows capturing valuable customers, also providing access to IPTV (Internet Protocol TV) which encourages the demand for convergent offers, partially compensating the fall in the fixed traditional business since September.
Telefónica Brazil reached 98.9 million accesses as of December 2021, 3.9% higher than December, 2020 due to the sustained growth in the mobile business, both postpaid and prepaid, FTTH and, to a lesser extent IPTV, which offset the decline in the fixed voice business due to the continuous migration from fixed to mobile, encouraged by unlimited voice offers in the market, the contraction of the lower-value fixed broadband customer base; and the loss of DTH customers as a result of the company’s strategic decision to discontinue legacy technologies.

In the mobile business, Telefónica Brazil maintained its leadership in terms of total accesses, with an access market share of 33.1% as of December 31, 2021 (source: ANATEL) growing both in terms of contract customers (+8.0% year-on-year) and prepaid customers (+1.9% year-on-year). Telefónica Brazil's strategy continues to be focused on strengthening the high-value customer base, reaching a 37.0% contract market share as of December 31, 2021 (source: ANATEL). Contract commercial offers are focused on Vivo SELFIE and have data plans, with extra data allowances subject to subscription to digital invoicing and a 10 GB portability bonus for one year. In addition, customers may access the OTT services of their choice (for example, Disney+, Netflix, Spotify, Globopal, Amazon Prime and Premiere, among others). The Vivo Travel roaming service for voice and data is maintained in a selection of countries of America and Europe, and the rest of the world, depending on the plan. For higher-value customers, Family plans have a greater number of available apps and include one to four free extra members depending on the contracted plan. Additionally, they have Vivo Easy, with flexible plans ranging from 1GB to 100GB and allowing customers to tailor their plans according to their needs. WhatsApp and unlimited calls and SMS are included. In the prepaid segment, Telefónica Brazil offers VIVO PreTurbo, which includes WhatsApp and unlimited minutes and allows customers to share data with friends. All of this is supported by the interaction with our customers through the AURA virtual assistant in the Meu VIVO application, transforming the service channels to improve the user experience.
Fixed telephony accesses decreased 16.5% year-on-year due to fixed-mobile substitution.
In the broadband business, Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 27.5 million real estate units passed with FTTx access as of December 31, 2021, of which 19.6 million correspond to FTTH. Additionally, it continued to develop alternative deployment models to accelerate the expansion of fiber with lower CapEx and a reduced time to market. Telefónica Brazil exceeded 5.5 million connected homes with FTTx, of which 4.6 million homes connected with FTTH as of December 31, 2021, increasing 8.9% and 36.4%

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year-on-year respectively. This growth offset in part the drop in other broadband accesses, such as ADSL, placing retail broadband accesses at 6.3 million as of December 31, 2021, decreasing by 0.8% year-on-year.
Pay TV customers stood at 1.1 million as of December 31, 2021, decreasing 10.6% year-on-year due to a more selective commercial activity based on value acquisition and the strategic decision to discontinue the DTH service, whose customer base decreased 44.5% year-on-year. This base contraction was partially offset by the 2.9% growth in IPTV accesses. IPTV clients represented 82.2% of the total Pay TV accesses as of December 31, 2021.
The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2020	2021	% Reported YoY	% Organic YoY (1)
Revenues	7,422	6,910	(6.9%)	2.1%
Mobile Business	4,891	4,610	(5.7%)	3.4%
Handset revenues	426	415	(2.5%)	6.9%
Fixed Business	2,531	2,300	(9.1%)	(0.3%)
Other income	325	474	45.5%	29.2%
Supplies	(1,252)	(1,216)	(2.9%)	6.5%
Personnel expenses	(792)	(799)	0.9%	10.6%
Other expenses	(2,515)	(2,231)	(11.3%)	1.1%
OIBDA	3,188	3,138	(1.6%)	1.8%
Depreciation and amortization	(1,965)	(1,918)	(2.4%)	7.0%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,581)	(1,488)	(5.9%)	3.2%
Amortization of rights of use	(384)	(430)	11.9%	22.7%
Operating income (OI)	1,223	1,220	(0.2%)	(6.6%)
CapEx	1,372	2,069	50.8%	11.5%
OIBDA-CapEx	1,816	1,069	(41.1%)	(5.3%)
Notes:
###
(1) See adjustments made to calculate organic variations below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:
•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2020 for both years.
•Judicial decision PIS/COFINS: we have excluded the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integraçao Social) and the Financing of Social Security- COFINS (Contribução para Financiamiento da Seguridades
Social) amounting to 243 million euros with an impact on OIBDA.
•Contingencies: we excluded the impact of the provision of certain contingencies in Telefónica Brazil amounting to 154 million euros with a negative impact on OIBDA.
•Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx, amounting to 706 million euros in 2021 (32 million euros in 2020).
•Gains or losses on the sale of companies: the gain resulting from the establishment of FiBrasil of 90 million euros was excluded to calculate organic variations.

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The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2021	% Reported YoY	% Organic YoY	Exchange rate effect	Judicial decision PIS/COFINS	Contingencies	Spectrum acquisition	Capital gains/losses on sale of companies
Revenues	(6.9%)	2.1%	(9.0)	—	—	—	—
Other income	45.5%	29.2%	(11.4)	—	—	—	27.7
Supplies	(2.9%)	6.5%	(9.4)	—	—	—	—
Personnel expenses	0.9%	10.6%	(9.7)	—	—	—	—
Other expenses	(11.3%)	1.1%	(8.6)	(10.6)	6.7	—	—
OIBDA	(1.6%)	1.8%	(9.2)	8.4	(5.3)	—	2.8
Depreciation and amortization	(2.4%)	7.0%	(9.4)	—	—	—	—
Operating income (OI)	(0.2%)	(6.6%)	(8.9)	21.8	(13.8)	—	7.4
CapEx	50.8%	11.5%	(14.6)	—	—	54.1	—
OIBDA-CapEx	(41.1%)	(5.3%)	(5.2)	14.7	(9.3)	(40.9)	5.0
Analysis of results
In 2021, revenues totaled 6,910 million euros, down 6.9% in reported terms, mainly due to the depreciation of the Brazilian real (impacting the evolution by -9.0 p.p.). In organic terms, the year-on-year growth was 2.1%, mainly due to service revenues driven by the mobile business and by businesses associated with new technologies (FTTH, IPTV and Digital Services) and the sale of handsets, which offset the erosion of revenues associated with voice and traditional accesses.
•Mobile business revenues totaled 4,610 million euros in 2021, down 5.7% in reported terms due mainly to the depreciation of the Brazilian real (impacting the evolution by -9.1 p.p.). Excluding this impact, revenues from the mobile business increased by 3.4%. Service revenues grew 3.0% driven by growth in the customer base, and the greater weight of contract customers in the mix, whose consumption is oriented to the use of data and other services over connectivity. Handsets sales grew by 6.9% in organic terms, despite the temporary closing of stores due to the COVID-19 pandemic, an effect that was offset by higher sales in digital channels.
•Fixed business revenues totaled 2,300 million euros in 2021, decreasing by 9.1% in reported terms due mainly to the impact of the depreciation of the Brazilian real (impacting the evolution by -8.8 p.p.). Excluding this effect, fixed telephony revenues decreased by 0.3% mainly as a result of the decrease of the voice traffic due to the mobile to fixed substitution. This decrease was partially offset by the increase in broadband revenues (+7.2% year-on-year in local currency), supported by the growth in fiber revenues, driven by the growth in the customer base.
Mobile ARPU decreased by 12.3% year-on-year in reported terms due mainly to the depreciation of the Brazilian real. In local currency, mobile ARPU decreased by 3.9% as a result of the fact that postpaid customer base growth was mainly in entry level rates; and due to the reduction in government aids that affected top ups.

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TELEFÓNICA BRAZIL	2020	2021	% Reported YoY	%Local Currency YoY
ARPU (EUR)	4.7	4.2	(12.3%)	(3.9%)
Prepay	2.2	2.0	(12.2%)	(3.7%)
Contract (1)	8.4	7.4	(12.3%)	(3.8%)
Data ARPU (EUR)	3.7	3.1	(15.5%)	(6.6%)
(1) Excludes IoT.

OIBDA was 3,138 million euros in 2021, decreasing 1.6% in reported terms. In organic terms, OIBDA increased by 1.8% year-on-year.
Depreciation and amortization amounted to 1,918 million euros in 2021, decreasing 2.4% in reported terms affected by the depreciation of the Brazilian real (-9.4 p.p.). In organic terms, there was a +7.0% y-o-y increase due to higher investments.
Operating income amounted to 1,220 million euros in 2021, decreasing 0.2% in reported terms affected by the provision for contingencies (-13.8 p.p.) and the depreciation of the Brazilian real (-8.9 p.p.), partially offset by the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (+21.8 p.p.) and the gain from the establishment of FiBrasil (+7.4 p.p.). In organic terms, operating income year-on-year decreased 6.6% due to the higher depreciation and amortization expense.

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TELEFÓNICA HISPAM
The table below shows the evolution of accesses in Telefónica Hispam over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	%Reported YoY
Fixed telephony accesses (1)	7,835.0	7,034.1	(10.2%)
Broadband	5,447.3	5,756.9	5.7%
UBB	3,695.0	4,432.2	20.0%
FTTH	3,417.6	4,259.0	24.6%
Mobile accesses	92,204.5	94,612.6	2.6%
Prepay	66,206.7	66,075.3	(0.2%)
Contract	22,000.2	23,799.6	8.2%
IoT	3,997.6	4,737.6	18.5%
Pay TV	2,856.8	2,905.3	1.7%
IPTV	577.7	913.2	58.1%
Retail Accesses	108,488.6	110,395.5	1.8%
Total Accesses	108,509.1	110,414.7	1.8%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

Telefónica Hispam's total accesses amounted to 110.4 million as of December 31, 2021 (+1.8% year-on-year), as a result of the increase in mobile and FFTH accesses.
Mobile accesses amounted to 94.6 million, increasing by 2.6% y-o-y mainly due to the higher post-pay customer base.
•Contract accesses increased by 8.2% year-on-year due to the increase in accesses in Chile (+15.0%), Colombia (14.2%) and Peru (+13.7%), partially offset by the decrease in Venezuela (-8.9%). This strong evolution was mainly driven by the commercial activity recovery and the attractive commercial offers.
•Prepay accesses decreased by 0.2% year-on-year, with a net loss of 131 thousand accesses at December 31, 2021. The year-on-year accesses evolution was greatly impacted by the loss of accesses in Mexico (-2.2 million accesses) as a result of the disconnection of accesses with no top-up activity and the 2G technology shutdown in Mexico, with no impact on revenues. In addition, accesses in Chile decreased by -355 thousand. The year-on-year decrease was partially offset by the increase in accesses in Colombia (+1.9 million accesses), Peru (+597 thousand accesses), Argentina (+533 thousand accesses) and Ecuador (+535 thousand accesses).

Fixed accesses stood at 7.0 million as of December 31, 2021 (-10.2% year-on-year) with a net loss of 801 thousand accesses due to the continued erosion of the traditional fixed business; however, accesses mix improved (higher weight of high value accesses, mainly broadband).
Fixed broadband accesses amounted to 5.8 million as of December 31, 2021 (+5.7% year-on-year). The penetration of FBB accesses over fixed accesses stood at 81.8% (+12.3 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 4.4 million connected accesses (+20% y-o-y) and 14.5 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 77.0% (+9.2 p.p. y-o-y).
Pay TV accesses stood at 2.9 million as of December 31, 2021, with an increase of +1.7% y-o-y as a result of the net adds of 48 thousand customers, mainly as a result of the increase in IPTV accesses (+336 thousand accesses), in which the Company is placing strategic focus, offset in part by the lower Direct-To-Home (DTH) technology accesses (-266 thousand accesses) due to the change in commercial strategy, and the lower cable access base (-21 thousand accesses).

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The table below shows the evolution of Telefónica Hispam's results over the past two years:

Millions of euros
TELEFÓNICA HISPAM	2020	2021	% Reported YoY	% Organic YoY (1)
Revenues	7,922	8,362	5.5%	5.1%
Mobile Business	5,070	5,444	7.4%	5.4%
Handset revenues	1,111	1,398	25.8%	18.8%
Fixed Business	2,836	2,907	2.5%	5.1%
Other income	253	582	130.3%	(28.3%)
Supplies	(2,466)	(2,856)	15.8%	15.0%
Personnel expenses	(999)	(1,174)	17.6%	(4.5%)
Other expenses	(3,720)	(3,196)	(14.1%)	(1.9%)
OIBDA	990	1,718	73.5%	3.4%
Depreciation and amortization	(2,274)	(1,873)	(17.6%)	(5.4%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,826)	(1,451)	(20.5%)	(9.0%)
Amortization of rights of use	(448)	(422)	(5.9%)	11.7%
Operating loss	(1,284)	(155)	(87.9%)	(223.7%)
CapEx	833	978	17.4%	5.2%
OIBDA-CapEx	157	740	370.7%	2.0%
Notes:
(1) See adjustments made to calculate organic variations below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:
•Foreign exchange rate effects: we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies (Argentina and Venezuela)) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2020 for both years).
•Reported variation of companies in hyperinflationary countries: in the organic variation, the y-o-y reported variation of the companies in countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, in 2021 the revenues of these companies increased by 327 million euros and their OIBDA and operating income decreased by 112 million euros and 107 million euros, respectively, compared to 2020.
•Restructuring costs: we have excluded the impact of restructuring costs in 2021 and 2020 on OIBDA and operating income, amounting to 174 million euros and 17 million euros, respectively.
•Spectrum acquisition: in 2021, the impact of spectrum acquisition on CapEx has been excluded, amounting to 131 million euros in Chile. During 2020 no spectrum acquisitions were made.
•Transformation of operating model of Telefónica Mexico: organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off, and corresponding licensed spectrum will be released), following the AT&T agreement in 2019, which had a negative impact on depreciation and operating income, amounting to 88 million euros in 2021 (320 million euros in 2020).
•Impairment of goodwill and other assets: in 2021 the impairment of the goodwill of Telefónica Perú has been excluded, amounting to 393 million euros. In 2020, the impairment of the goodwill and certain assets of Telefónica Argentina has been excluded amounting to 894 million euros (which consists of a 519 million euros goodwill impairment loss and impairment losses over non-current assets amounting to 375 million euros).
•Changes in the consolidation perimeter: we have excluded from our consolidation perimeter the results of InfraCo, SpA from July 1 to December 31, 2020.

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•Gains or losses on the sale of companies: in 2021, the gain on the sale of 60% of the shares in InfraCo, SpA in Chile amounting to 409 million euros has been excluded from calculations of organic variations.

The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM 2021	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. in hyperinflationary countries	Restructu-ring costs	Spectrum acquisition	Transfor-mation T.Mexico	Impair-ment of goodwill and other assets	Perime-ter changes	Fiber Chile	Capital gains/losses on sale of companies
Revenues	5.5%	5.1%	(3.9)	4.2	—	—	—	—	0.1	—	—
Other income	130.3%	(28.3%)	(2.6)	—	—	—	—	—	—	—	160.9
Supplies	15.8%	15.0%	(4.0)	4.7	—	—	—	—	—	—	—
Personnel expenses	17.6%	(4.5%)	(3.3)	9.2	16.2	—	—	—	—	—	—
Other expenses	(14.1%)	(1.9%)	(3.2)	3.1	—	—	—	(13.5)	0.8	—	—
OIBDA	73.5%	3.4%	(6.8)	0.5	(16.4)	—	—	50.6	(2.0)	—	41.1
Depreciation and amortization	(17.6%)	(5.4%)	(2.7)	(0.1)	—	—	(10.2)	—		—	—
Operating loss	(87.9%)	(223.7%)	0.4	(0.5)	12.6	—	(18.1)	(39.0)	1.5	—	(31.7)
CapEx	17.4%	5.2%	(3.6)	2.6	—	15.6	—	—	(2.8)	0.5	—
OIBDA-CapEx	370.7%	2.0%	(23.3)	(10.7)	(103.3)	(82.9)	—	318.6	2.5	(2.8)	258.8
Analysis of results
Revenues amounted to 8,362 million euros in 2021, increasing 5.5% year-on-year in reported terms. This increase was attributable in part to the reported variation of companies in hyperinflationary countries (+4.2 p.p.), offset in part by the foreign exchange effects (-3.9 p.p.). In organic terms, revenues increased by 5.1% year-on-year, mainly driven by revenues growth through handset sales, B2C (Business to Customer) and B2B (Business to Business) service revenues evolution, and broadband, new services and TV fixed revenues improvement.
Mobile business revenues amounted to 5,444 million euros in 2021, increasing 7.4% year-on-year in reported terms. This increase was due in part to the reported variation of companies in hyperinflationary countries (5.2 p.p.), offset in part by the foreign exchange effects (-3.2 p.p.). In organic terms, mobile business revenues increased by 5.4% year-on-year, mainly driven by revenues growth through handset sales as a result of commercial activity recovery and higher postpaid and prepaid revenues in B2C (Business to Customer). The performance by country was as follows:
•In Chile, mobile revenues amounted to 1,002 million in 2021, increasing 8.1% year-on-year in reported terms. Excluding the impact of foreign exchange effects, which reduced growth by 0.6 percentage points, mobile revenues increased by 7.5% year-on-year, mainly due to the higher handset revenues and mobile service and mobile broadband revenues growth recovery.
•In Peru, mobile revenues amounted to 761 million euros in 2021, decreasing 0.4% year-on-year in reported terms, affected by the foreign exchange effects, which reduced growth by 15.2 percentage points. Excluding this impact, mobile revenues increased by 14.8% year-on-year, mainly driven by revenues recovery through handset sales, as a result of the higher commercial activity, and higher service revenues leveraged on a higher average revenue per client and favorable disconnections evolution.
•In Colombia, mobile revenues amounted to 797 million euros in 2021, increasing 4.3% year-on-year in reported terms. Excluding the impact of the foreign exchange effects, which reduced growth by 5.7 percentage points, mobile revenues increased by 9.9% driven by the higher handset revenues, postpaid B2C (Business to Customer) revenues due to higher commercial activity and favorable churn evolution,

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higher prepaid B2C (Business to Customer) revenues and interconnection mobile revenues.
•In Mexico, mobile revenues amounted to 1,010 million euros in 2021, decreasing 2.2% year-on-year in reported terms despite the foreign exchange effects, which contributed +1.5 p.p. to the y-o-y evolution. Excluding this impact, mobile revenues decreased by 3.8% year-on-year, due to the lower interconnection tariffs, which adversely affected the wholesale business, the decrease in international traffic, and lower prepaid and B2B (Business to Business) commercial activity, partially offset by the positive postpaid revenues evolution.
Fixed business revenues amounted to 2,907 million euros in 2021, increasing 2.5% year-on-year in reported terms. This increase was due in part to the reported variation of companies in hyperinflationary countries (specifically, Argentina), which increased growth by 2.3 percentage points, offset in part by the foreign exchange effects, which decreased growth by 4.9 percentage points. Excluding these impacts, these revenues increased by 5.1%, driven by higher broadband and new services as well as TV revenues in Colombia, Chile and Peru, which offset the decline in accesses and voice revenues.
OIBDA reached 1,718 million euros in 2021, increasing 73.5% year-on-year in reported terms (+3.4% in organic terms).
Depreciation and amortization amounted to 1,873 million euros in 2021, decreasing 17.6% year-over-year in reported terms (-5.4% in organic terms). The decrease was mainly attributable to the lesser impact in 2021 than in 2020 of the accelerated amortization and depreciation resulting from the transformation of the operational model in the operator (-10.2 p.p.) and, to a lesser extent, the foreign exchange effects (-2.7 p.p.).
Operating loss was 155 million euros in 2021 (compared to a loss of 1,284 million euros in 2020). The decrease in the operating loss was the result, in part, of the impairment losses recorded in Telefónica Argentina in 2020 (which exceeded the amount of the impairment in Telefónica Peru in 2021), the capital gain on the sale of 60% of the shares in InfraCo, SpA in 2021, and the lesser impact of the accelerated amortization in Telefónica México in 2021 (compared to 2020) resulting from the transformation of the operational model in the operator, partially offset by the higher restructuring costs in the region in 2021. In organic terms, the year-on-year change was positively affected by increases in revenues and OIBDA and the lower depreciation and amortization expense.
Below is additional information by country:
•In Chile, operating income was 583 million euros in 2021 (141 million euros in 2020), and was positively impacted by the capital gains on the sale of 60% of the shares in InfraCo, SpA, higher fixed and mobile revenues, expenses efficiencies and the lower depreciation and amortization expense.
•In Peru, operating loss was 56 million euros in 2021 (operating loss of 84 million euros in 2020). The y-o-y reduction in the operating loss was attributable in part to the lower depreciation and amortization expense, offset in part by the increase in other expenses, mainly restructuring expenses.
•In Colombia, operating income reached 99 million euros in 2021 (113 million euros in 2020), as a result mainly of the foreign exchange effects (which reduced growth by 4.7 percentage points), higher operating expenses and higher depreciation and amortization expenses, offset in part by the increase in B2B revenues, mobile handsets mark-up subsidies and non-commercial cost efficiencies.
•In Mexico, operating loss was 339 million euros in 2021 (operating loss of 606 million euros in 2020). The y-o-y reduction in the operating loss was positively impacted by the y-o-y decrease in the depreciation and amortization expense resulting from the accelerated amortization and depreciation related to the transformation of the operational model in the operator.

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Chapter 2

Non-financial information statement

Building a greener future

2.1. Responsibility with the environment

2.2. Energy and climate change

2.3. Circular economy

2.4. Digitalisation and Eco Smart services

2.5. European taxonomy for sustainable activities

Helping society thrive

2.6. Human capital

2.7. Digital Inclusion

2.8. Human rights

2.9. Responsibility in our products and service

2.10. Our contribution to communities

Leading by example

2.11. Governance and sustainability culture

2.12. Ethics and compliance

2.13. Fisical transparency

2.14. Clients

2.15. Privacy and security

2.16. Responsible supply chain management

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1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.1. Responsibility with the environment
GRI 103, 102-11

KEY POINTS
We are committed to minimising our environmental impact and achieving net-zero carbon emissions and zero waste to landfill.
All our operators have implemented externally certified Environmental Management Systems.
We are working to become a leading supplier of digital solutions designed to help our customers avoid 12 million tonnes of CO2 per year in 2025.
2.1.1. Vision
In the last few decades, protecting the environment has become a priority for all enterprises due to the risks and opportunities entailed. Furthermore, we are experiencing a clear increase of awareness among consumers, investors and employees towards the planet and the need to carry on their business in a more sustainable manner.
At Telefónica, we are striving to ensure our impact on the environment is minimal and are committed to decoupling the growth of our business from our environmental footprint. We also want to contribute, through digitalisation, to make a new economic paradigm a reality, which, in accordance with the European Green Deal, puts the focus on protecting the environment. Digitalisation is, therefore, a crucial tool to face these environmental challenges: climate change, circular economy, water management, biodiversity, etc.
This commitment is part of the Company's general strategy and is the responsibility of the Board of Directors. Our performance in this area is regularly supervised by the Board's Sustainability Committee and the Responsible Business Office, made up of the global areas which execute that strategy alongside the business units.
We have global environmental and energy management policies, and we act at all levels of the organisation. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas. The carbon reduction targets are part of the variable remuneration of all the Company's employees, including the Executive Committee.

We are working for a world where digital technology contributes to protecting the planet.

2.1.2. Risks and opportunities

The Company's environmental and climate change risks are controlled and coordinated under the Telefónica Group's global risk management model, in accordance with the precautionary principle.
The major focal point of our environmental risk is the high geographic dispersion of our infrastructure, which is controlled through environmental management based on uniform processes and certified according to the ISO 14001 standard.
We analyse the risks deriving from climate change in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). These are specifically disclosed in chapter 2.2 Energy and climate change.
In 2021, the Telefónica Group has contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of any incident arising from the risks of environmental liability and/or natural disasters, to guarantee business continuity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events. We also have insurance to cover the environmental liabilities set out by applicable laws and regulations. Both insurance policies are based on limits, sub-limits and cover which are appropriate to

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3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

the risks and exposure of Telefónica and its Group of companies.
However, our company finds more opportunities than risks in this area: it helps us to improve our financing thanks to a diversified investor base and access to a growing sustainable market; it contributes to lessening our dependence on fossil fuels and reducing CO2 emissions, fostering more efficient energy consumption; and promotes our growth through Eco Smart products and services.
2.1.3. Strategy and commitments
Our environmental strategy seeks to minimise our impact on the planet and maximise the environmental benefits generated by our digital products and services. The strategy is built around three levels:
•The first level is related to the responsibility we assume as a company committed to our environment, managing our risks, implementing ISO management systems and carrying out proactive advocacy in favour of the environment.
•The second level has to do with the decarbonisation and circularity of the company, thanks to renewable energies, extending the life of electronic equipment and reducing resource consumption and CO2 emissions to tackle climate change

Go to chapter 2.2 Energy and climate change

Go to chapter 2.3 Circular Economy

•Finally, the third level is linked to our raison d'être, the digitalisation of our customers, through services with a positive impact on the environment thanks to technologies such as the Internet of Things (IoT), cloud and big data.

Go to chapter 2.4 Digitalisation and Eco Smart services

As part of the integration of the environment into the company's strategy, we are progressively increasing the company's sustainable financing.

Go to chapter 1.7. Sustainable finance

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2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.1.4. Targets
Our major targets are to:
→ Avoid 12 million tonnes of CO2 per year for our customers in 2025.
→ Reduce our CO2 emissions (scope 1+2) by 90% in our main markets in 2025, and 80% globally in 2030
→ Reduce CO2 emissions in our value chain by 39% by 2025 compared to 2016 (scope 3).
→ Continue to consume 100% renewable energy in our main markets and also reach 100% globally in 2030.
→ Be a zero-waste company in 2030, through increasing ecodesign, reuse and recycling.

2.1.5. Environmental Management System
GRI 103, 102-11, 102-29
The ISO 14001 Environmental Management System (EMS) is the model we chose to ensure environmental protection. All our operators have an externally-certified EMS.
We have a range of global standards incorporating the life-cycle perspective. We also incorporate the life-cycle perspective into the various aspects of our value chain and we pay particular attention to involving our partners in environmental management.
Having a certified EMS enables us to ensure that we successfully control and comply with the environmental legislation applicable to each operation, and this preventive model of compliance is associated with the Company's overall compliance process. We were not subject to any significant environmental penalties in 2021.

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3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

We manage all the main environmental aspects, such as energy and waste, but also others such as noise and water, progressively reducing our impact and increasing resilience through adaptation to climate change.
In addition, we renewed the Energy Management Systems (ISO 50001) certification for our operations in Spain and Germany and are working to extend it to other operations, such as those in Brazil (the EcoBerrini headquarters has already been certified).
2.1.6. Responsible network and biodiversity
GRI 103
With the goal of providing top quality service while promoting care for the environment, we successfully monitor environmental risks and impacts related to managing the network throughout its life cycle. In 2021, we invested around 20.8 million euros towards this goal (similar to the investment in 2020).
An example of the responsible management of the network is the fact that 98% of our waste was recycled in 2021.
In order to minimise the impact of network deployment, we implement best practices, such as noise insulation measures when necessary or infrastructure sharing. Thus, whenever possible during installation of our facilities, we share space with other operators. This enables us to optimise land occupation, visual impact, energy consumption and waste generation.

RESPONSIBLE NETWORK LIFE CYCLE
PLANNING AND CONSTRUCTION
Environmental licences and permits	1,614
Visual impact reduction measures	88
Base stations with renewable energy	854
OPERATION AND MAINTENANCE
Energy efficiency and managements projects	188
Renewable energy in own facilities (%)	79.4
GHG emissions (Scopes 1+2) (tCO2eq)	536,737
Energy consumption by traffic (MWh/PB)	54
DISMANTLING
Network equipment reused	9,520
Hazardous waste (t)	3,268
Total waste recycled (%)	98
With regard to biodiversity, the impact of our facilities is limited. Nevertheless, we conduct environmental impact studies and implement corrective measures when necessary, such as in protected areas.

Practically all facilities are in low or very low value habitats.

To analyse the impact of the Group's infrastructures on biodiversity in greater detail, a Geographic Information System (GIS) was used to put together the area occupied by each type of infrastructure and the different layers of information about protected areas and species obtained from renowned international organisations, such as the International Union for Conservation of Nature (IUCN).
This information has enabled us to establish the quality of the habitats in which some type of the company's infrastructure is present (classifying them into five levels, from very low to very high) and assess the potential impact on biodiversity (destruction of vegetation or habitat disturbance in the area of influence, such as fragmentation, alteration or introduction of invasive species). As a result, it has been observed that almost all facilities are in low or very low value habitats, and none of them are located in habitats with a very high value; therefore, the potential impact on biodiversity is very limited.

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3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.1.7. Main indicators
GRI 301-3, 302-3, 303-5, 305-1, 305-2, 305-3, 305-4, 306-3, 306-4

The evolution of our environmental performance is reflected in the following summary of indicators:

Telefónica's environmental performance, at a glance

	2020	2021	Trend
Management
Certified activity according to ISO 14001 (%)	100	100	●
Energy
Energy consumption (MWh)	6,269,962	6,106,625	▼
Renewable electricity in own facilities (%)	78.8	79.4	▲
Energy consumption per traffic (MWh/PB)	72	54	▼
Emissions
Scope 1 GHG emissions (tCO2e)	207,872	183,231	▼
Scope 2 GHG emissions - market based (tCO2e)	467,587	353,506	▼
Scope 3 GHG emissions (tCO2e)	2,146,226	2,072,159	▼
Emissions offsets (tCO2e)	78,101	63,018	▼
Avoided emissions
Emissions avoided by clients (MtCO2e)	9.5	8.7	▼
Water
Water consumption (ML)	2,785	2,735	▼
Circular Economy
Waste generated (t)	46,912	64,065	▲
Non-hazardous waste (t)	42,040	60,797	▲
Hazardous waste (t)	4,872	3,268	▼
Waste recycled (%)	98	98	●
Equipment reused (t)	1,913	2,248	▲
Biodiversity
Visual impact reduction measures (nº)	484	88	▼

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2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.2. Energy and climate change
GRI 103, 102-11

KEY POINTS
Managing climate change is part of our business strategy and follows the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).
We are committed to achieving net-zero emissions in 2025 in our main markets, and in 2040 worldwide and with our value chain.
Our reduction targets, validated by the Science Based Targets initiative (SBTi), are not only compatible with the expansion of the network and service quality, but also make us more competitive.
2.2.1. Vision
Intensive energy use in the current economic model is one of the main causes of climate change and most pressing challenges we are facing. In their latest report, the UN expert panel warned that the world must cut emissions by 45% before 2030 and achieve net-zero emissions by 2050 at a global level. Organisations like the World Economic Forum identify climate change as the major risk factor for the world's economy and the investment world is increasingly aware of the need to focus on sustainable investments.
In addition, energy is an essential resource in developing our business and our annual consumption –over 95% of which is from the telecommunications network – is equivalent to that of a country such as El Salvador. According to GSMA, although the telecommunications sector is responsible for approximately 0.4% of global emissions, we can reduce it 10 times more due to digitalisation's ability to decarbonise other sectors. In addition, according to the World Economic Forum and the Exponential Roadmap, digital technologies can help cut emissions by between 15% and 35% within the next 10 years.
Our strategy thus includes managing energy and climate change, by aligning mitigation, adaptation and opportunities with the business and stakeholders' demands. We are working to continue leading in this area and forming part of the A List of the CDP climate change index, on which we have been included consecutively for the past eight years.

See references to the Task Force on Climate-related Financial Disclosures (TCFD) in chapter 2.17.8

2.2.2. Governance
The climate change and energy strategy is part of the Responsible Business Plan, headed by the Board of Directors. The Board of Directors' Sustainability and Quality Committee, which meets monthly, supervises the implementation of the strategy, reviews the risks and monitors its targets.
Our Global Energy and Climate Change Office has been operational since 2007. Comprising such areas as Operations, Environment and Procurement, it is tasked with implementing the strategy. Furthermore, the Global Energy Centre, created in 2015, deals with accelerating the fulfillment of the targets and, alongside local officers, promotes energy efficiency and renewable energy projects in each country.
At the Global Energy and Climate Change Workshop, which we have held every year since 2010, we analyse the progress we have made and new opportunities in the area.
In addition, a percentage of the variable remuneration of all our employees, including the Executive Committee, is linked to fulfillment of the annual CO2 emission reduction targets, in line with the medium- and long-term goals.

Go to chapter 5.1 Annual report on Remuneration

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3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Reducing CO2 emissions has been part of the variable remuneration of all employees, including the Executive Committee, since 2019.

2.2.3. Policies
There are several internal regulations to align the organisation with our energy and climate change goals:
•Environmental Policy
•Energy Management Policy
•Supply Chain Sustainability Policy
2.2.4. Risks and opportunities
Climate change is one of the basic risks inside the Company's Risk Management Model.

Go to chapter 3.1. Risk management and control model
We analyse the risks of climate change in accordance with the recommendations of the TCFD (Task Force on Climate-related Financial Disclosures), covering both the physical risks and those arising from transitioning in the medium and long term, using projections of climate variables for two different CO2 concentration scenarios (RCP, the Representative Concentration Pathway).

In the RCP 2.6 scenario (aligned with the Paris Agreement), the risks relate mainly to transitioning to a decarbonised economy (regulatory, technological, market and reputational risks) – for example, due to the tightening of the measures to limit GHG emissions. This transition would also mean considerable opportunities associated with cost reductions due to energy efficiency and renewable energy and to business growth in digital solutions designed to help our customers decarbonise their activities.

Go to chapter 2.4. Digitalisation and Eco Smart Services
In contrast, in the RCP8.5 scenario ("business as usual") the major risks are physical risks, associated with changes to specific climate variables, whether these be temporary (increase in extreme weather events) or chronic (increase in temperature, variation in rainfall). The risk associated with the increase in temperature would entail a great financial impact, as it could increase electricity consumption from cooling our network equipment. In addition, this could be aggravated by the possible increase in the cost of electricity, mainly in countries which are highly reliant on hydropower, in the event of episodes of drought.
The business continuity, energy efficiency and renewable energy plans help us to cut exposure to these risks and adapt to the consequences of climate change.

Climate change risks
Transition				Physical

Policy and legal	Technological	Market	Reputational	Chronic	Acute
Increase in the price of certain products and services as a result of taxes or levies on direct or indirect CO2 (energy, transport, etc.).	Need for early withdrawal of assets linked to HVAC or for energy to transition to clean energy.	Increased energy OpEx, for example, in countries dependent on hydropower or due to the increase in price of CO2.	Greater demands in this area from major stakeholders (investors, analysts, customers, etc.). Growing costs of CO2 compensation	Greater consumption of electricity for refrigeration associated with the increase in global temperature. Possible increase in the price of electricity during droughts.	More frequent extreme weather events (mainly floods) would increase the business continuity risk and the cost or replacing damaged assets.

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3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Climate change opportunities

Resource efficiency	Eco Smart products and services	Energy source	Resilience
Through our Energy Efficiency Plan, we are optimising our operating and network costs.	Our connectivity and digitalisation solutions are key for decarbonising other sectors and will allow us to access new business opportunities.	Our Renewable Energy Plan enables us to reduce carbon emissions and the energy costs of our network, thanks to self-generation and the signing of long-term agreements (PPA).	Our adaptation strategy allows us to incorporate risks and opportunities into the Company's strategy, influencing our investment decisions, modernisation and network deployment.
2.2.5. Strategy and commitments
The energy and climate change strategy is integrated into the management of the Company and focuses on building a greener future. We are committed to reducing our own carbon footprint in order to have a network with net zero emissions through which we deliver Eco Smart solutions to cut our customers' emissions.
Our journey towards net-zero emissions means reducing our own emissions (Scope 1 and 2) and those of our value chain (Scope 3), in addition to neutralising remaining emissions.
> Reducing our own emissions
At Telefónica, keeping our electricity consumption stable – despite the considerable rise in digitalisation of society and thus the data traffic circulating through our networks – is a priority. To do this, our Energy Efficiency Plan encompasses initiatives such as modernising our network by replacing copper with fibre optics; power plants and HVAC equipment renovation projects; using free cooling to cool with air directly from outside; shutting down legacy networks; implementing power-saving features (PSF) in the access network; and reducing fuel consumption by means of hybrid stations with photovoltaic solar energy.
To reach the point of decarbonisation of the Company, not only do we need maximum efficiency in energy usage but we also need the energy to come from renewable sources.
Our Renewable Energy Plan includes all types of solutions – self-generation, the purchasing of renewable energy with a guarantee of origin and long-term agreements (Power Purchase Agreements - PPA) – and prioritises non-conventional renewable energy sources. Our goal is to go further than 100% of renewable energy in our main markets, that is to contribute to increasing the renewable energy mix through self-generation or by facilitating the construction of new parks through our medium- and long-term consumption commitments.
In addition, introducing carbon pricing helps us make better investment and equipment procurement decisions.
When procuring energy-consumption-intensive equipment, we also apply the Total Cost of Ownership (TCO). This enables us to bear in mind not just the purchase price, but also the price of the energy consumed during its useful life, and thereby to opt for more efficient equipment.
> Reducing the emissions of the value chain
The emissions of our value chain (Scope 3) are the largest in our entire carbon footprint.
Of the total Scope 3 emissions, more than 2/3 come from the categories of purchases of products and services, capital goods and use of our products (according to the GHG Protocol methodology).
In order to reduce our emissions in the value chain, cooperating with our main suppliers and the rest of the sector is paramount, as we share the same challenges.
In this respect, we have our own Supplier Engagement Programme and we work closely with other operators in working groups in JAC (Joint Audit Cooperation) and GSMA, as well as in multi-sectoral initiatives such as 1.5°C Supply Chain Leaders and SME Climate HUB.
In addition, we foster the ecodesign and reuse of devices – both customer and network equipment – to reduce emissions from these. We also offer sustainable purchasing criteria, like the Eco Rating seal, which rates the sustainability of mobiles, thus encouraging manufacturers to improve them.

Go to chapter 2.3. Circular Economy

We collaborate in sectoral initiatives to reduce our supply chain emissions.

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6. Other information

> Neutralising the remaining emissions
We neutralise the emissions we cannot reduce (around 10%) preferably through nature-based carbon sequestration projects (permanent absorption of CO2 from the atmosphere) that have been awarded the most reliable certifications, while also seeking added value in terms of job creation and biodiversity.
Targets
Our targets, validated by the Science Based Targets initiative (SBTi), aim to reduce emissions in line with a 1.5ºC scenario through our operations, including the value chain:
•To reduce our Scope 1 and 2 emissions by 90% in 2025 in our main markets, and by 80% globally in 2030, compared to 2015.
•To have net-zero emissions in 2025 in our main markets, taking into account Scopes 1 and 2 and neutralise residual emissions (2040 for Hispam).
•To continue using 100% of electricity from renewable energy in our main markets, promoting their development through long-term power procurement agreements and more self-generation (Hispam 100% renewable in 2030).
•To reduce CO2 emissions in our value chain by 39% in 2025 compared to 2016, and achieve net-zero emissions in 2040.
•To improve our energy efficiency: to reduce energy consumption per traffic unit (MWh/PB) by 90% in 2025 compared to 2015.
•To contribute to our customers avoiding 12 million tonnes of CO2 per year through connectivity and our Eco Smart services in 2025.

Go to chapter 2.4. Digitalisation and Eco Smart Services

Telefónica's climate targets are validated by the SBTi and include Scopes 1, 2 and 3.

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4. Annual Corporate Governance report
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6. Other information

Energy and climate change targets
Beyond the Paris Agreement

	Net-ZERO emissions		2025: Intermediate target in main markets 2040: Value chain and Hispam
Renewable energy	Energy efficiency	Emission reduction	Value chain	Neutralisation

Renewable energy in Europe, Brazil and Peru Hispam 2030	MWh/PB 2025 Energy consumption per traffic unit	2030 Scope 1 and 2 Main markets - 90% in 2025	2025 Scope 3	Residual emissions
•Certificates of guarantee of origin. •Long-term purchase agreements (PPAs). •Self-generation.	•Transformation of the network and shutting down legacy. •Power saving features (PSF). •Modernisation of HVAC and power equipment. •Lighting.	•Incorporation of carbon pricing. •Low carbon purchasing. •Checking of fugitive emissions and new refrigerant gases.	•Supplier emissions reduction programme. •Efficiency in customer devices.	•Nature-based projects. •With social and biodiversity benefits. •Under reputable standards.

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3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.2.6. Progress in 2021
The data presented in this section regarding the Telefónica Group do not include operations in the United Kingdom, following its merger with Virgin Media as of 1 June 2021. The main indicators associated with such operations between January and May 2021 (period pertaining to the Telefónica Group) are reported separately in the indicator summary tables.
> Progress in energy consumption
GRI 302-1, 302-2, 302-3, 302-4
In 2021, we undertook 188 energy efficiency and management initiatives in our networks and offices, achieving savings of 302 GWh. Total energy consumption was 6,107 GWh (21,983,852 GJ), 95% of which was electricity, while 5% was fuel. Our energy consumption per traffic unit rate improved by 86% compared to 2015 and we saved €37.6 million through the implementation of energy efficiency and management projects.

Thanks to the implementation of energy efficiency projects, we have managed to reduce power consumption by 7.2% since 2015, while data traffic through our networks has increased 6.7 times over.

In 2021, as part of our energy efficiency projects, we fostered network transformation initiatives, responsible for 85% of our energy savings. We also rolled out projects to shut down legacy infrastructure, such as 2G and 3G networks, as well as copper networks. In Germany, we concluded the full shutdown of the 3G network, cutting energy consumption by approximately 60 GWh per year.
In Spain, thanks to the migration of customers from copper to fibre (85% more efficient in terms of energy consumption), we shut down over 1,440 stations, saving 36.7 GWh per year.
We should also highlight improvements in the design of mobile sites, with a more sustainable approach from the point of view of construction, maintenance, energy consumption and emissions. This model, called the Smart Site model, encompasses all available best practices, such as upgrading equipment, free cooling, installing Bluetooth locks and using renewable energy.
With regard to efficient management of network capacity, we increased use of power saving features (PSF) during periods of low traffic. Thanks to the use of artificial intelligence tools and automatic prediction of traffic, the 15 new PSFs implemented in our 4G and 5G networks have reduced energy consumption by up to 30% without compromising network quality.
In 2021, we rolled out a sustainable immersion cooling solution at the Bellas Vistas fixed switch site in Madrid (Spain). This pilot scheme demonstrates how less energy can be used to support growing demand for data in Edge Computing and 5G, thanks to immersing the servers in an electrically non-conductive, non-toxic, biodegradable fluid which is up to 50% more energy efficient than air conditioning.
Finally, we must highlight the improvement in reporting methodologies for data on operational fuel consumption and recharging of refrigerant gases. In countries such as Brazil and Argentina, we have digitalised the management process, thereby increasing data accuracy and enabling implementation of new projects to reduce Scope 1 emissions.
Progress in energy and traffic 2015-2021

> Renewable energy
GRI 302-1, 302-2, 302-4, 305-5
In 2021, 79.4 % of our total electricity consumption in own facilities came from renewable sources.
We continued the ambitious distributed generation project in Brazil, which will enable, as of 2022, 83 new renewable energy plants around the country to generate over 700 GWh per year for Telefónica Brazil and thus reduce dependence on iREC guarantees of origin.
In Spain, we signed four new long-term, renewable energy Power Purchase Agreements (PPA) for the period 2022-2031, which will cover 30% of the total consumption for the country, equivalent to 482 GWh per year for 10 years. These new agreements made it possible to achieve a total of 582 GWh of renewable electricity covered by PPAs in our operations in Spain, covering 50% of the consumption of technical buildings.
Furthermore, thanks to the extension of guarantee of origin programmes, countries such as Chile, Colombia and Peru certified 34%, 67% and 100%, respectively, of their electricity consumption in Latin America as renewable. In Germany, Brazil and Peru, we also certified 100% of the electricity consumption at third-party sites as renewable.

Consolidated Annual Report 2021	Telefónica, S. A.	93

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

In Europe, Brazil and Peru, 100% of the electricity we consume at our own facilities comes from renewable sources (79.4 % at global level). Our goal, as part of the RE100 initiative, is for the electricity we consume in all our operations to come entirely from renewable sources in 2030.

As regards self-generation, we are gradually increasing the number of base stations of the mobile network that run on renewable energy, up to 854. This also allows us to avoid using fuel-powered generators in isolated base stations, thus achieving a reduction in consumption of between 70% and 100%.
In Uruguay, due to more favourable regulations for developing this type of system, 3% of the energy consumed by the operator's mobile network was self-generated through solar photovoltaic energy.
In Spain, we also implemented photovoltaic self-generation systems in several buildings, using solar production for self-supply (without excess being sent to the grid) under two models, the first with our own CapEx and the second under a service model where we pay for the electricity generated at lower than market rate, obtaining OpEx savings.
Our Renewable Energy Plan focuses on continuing to sign long-term Power Purchase Agreements (PPAs) and self-generation, in order to progressively reduce the purchase of certificates of renewable origin and increase savings in OpEx for electricity.

Renewable energy
Total energy consumption

Savings from energy efficiency projects, 2021
*Other: includes projects such as lighting, correcting the output factor, renewable self-generation, fuel consumption reduction, automation, and tax exemptions and benefits.

Consolidated Annual Report 2021	Telefónica, S. A.	94

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Energy(1)	Unit	2015	2019	2020	2021	Evolution 2015/2021
Total energy consumption	MWh	6,577,766	6,399,655	6,269,962	6,106,625	-7.2%
Electricity consumption (2) + self-generation	MWh	6,186,885	6,028,893	5,966,242	5,815,665	-6.0%
Fuel(3) and district heating	MWh	390,882	370,762	303,720	290,961	-25.6%
Electricity from renewable sources in own facilities	%	17.2	73.8	78.8	79.4
Total annual traffic managed	Petabyte	17,054	59,559	86,591	113,547	565.8%
(1) The data in this table do not include Telefónica United Kingdom (O2). Its total energy consumption between January and May 2021 was 223,657 MWh and 100% of the electricity consumed in own facilities came from renewable sources.
(2) Includes total electricity consumption from renewable sources, which in 2021 amounted to 4,234,353 MWh, of which 3,697,451 MWh are consumed in own facilities.
(3) Includes biofuel consumption, which in 2021 amounted to 35,987 MWh.

> Progress in emissions
GRI 305-1, 305-2, 305-3, 305-4, 305-5
We calculate and verify by an external party our carbon footprint based on the GHG Protocol Accounting and Reporting Standard, developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD).
In 2021, our Scope 1 emissions fell by 36% compared to 2015, which represented 103 ktCO2e less in 6 years. In Scope 2 emissions, the reduction was 77% versus 2015, that is 1,171 ktCO2e less over the same period. Combined, our Scope 1 and 2 emissions fell by 70%, which implies a reduction of 1,274 ktCO2e emitted to the atmosphere.
Furthermore, our energy efficiency and renewable electricity purchase initiatives saved us 69 ktCO2e and 902 ktCO2, respectively.

Telefónica emissions in 2021

Scope 3 emissions

Consolidated Annual Report 2021	Telefónica, S. A.	95

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Emissions(1)
	Unit	2015	2016	2019	2020	2021	Evolution, base year/2021
Scope 1	tCO2e	286,201	281,517	229,296	207,872	183,231	-36.0%
Scope 2 (based on market method)	tCO2e	1,524,954	1,047,751	657,024	467,587	353,506	-76.8%
Scope 1 + 2 (market)	tCO2e	1,811,155	1,329,268	886,319	675,459	536,737	-70.4%
Emissions offset(2)	tCO2e				78,101	63,018
Net emissions(3)	tCO2e			886,319	597,357	473,718
Scope 3(4)	tCO2e		2,855,544	2,699,717	2,146,226	2,072,159	-27.4%
Biogenic	tCO2e			9,680	9,695	9,020
Emissions avoided due to renewable energy consumption	tCO2e	392,489	752,264	868,611	782,868	902,019	129.8%
Intensity of emissions (Scope 1+2/income in €m)	tCO2e / M€	33.0	29.4	21.4	18.6	14.6	-55.8%
(1) Emissions data in this table represent more than 96% of total emissions from the Group. Telefónica United Kingdom (O2) is not included. Scope 1+2 (market) emissions between January and May 2021 were 15,336 tCO2e and emissions avoided due to renewable energy consumption were 37,014 tCO2
(2) Emissions offset by purchase of carbon credits in certified projects.
(3) Net emissions after offsetting through purchase of carbon credits [Scope 1 + 2 (market) - Emissions offset].
(4) Scope 3 emissions were recalculated for 2016, 2019 and 2020 due to a change in scope and improvements in calculation methodology.

Emissions by company

EMISSIONS (tCO2e)	T. GERMANY	T. BRAZIL	T. SPAIN	T. ARGENTINA	T. CHILE	T. COLOMBIA	T. ECUADOR	T. MEXICO	T. PERU	T. URUGUAY	T. VENEZUELA	Telxius	Other companies (1)
Scope 1+2 (market)	5,950	63,018	44,400	166,854	71,981	35,072	9,223	69,405	6,027	1,107	46,466	7,494	9,740
Scope 1	5,369	63,018	25,631	31,692	10,348	14,101	1,131	7,589	6,027	550	12,338	1,837	3,600
Scope 2 (market)	581	0	18,769	135,162	61,633	20,971	8,092	61,817	0	556	34,128	5,657	6,140
(1) Other companies consolidates emissions for the following companies: Telefónica GIES, ACENS, Media Networks Latin America Perú, Internet para todos -IPT Perú

Without our Renewable Energy Plan, Telefónica's emissions would have been 2.7 times greater.

Scope 3 emissions represent 79% of the total generated by Telefónica. This is why in 2021 the 15 Scope 3 categories were re-screened according to the GHG Protocol to increase the quality of the data through methodological improvements. The screening identified those categories representing over 5% of the total Scope 3 emissions as being material categories: 'Purchased products and services', 'Capital goods', 'Energy-consumption-related activities' and 'Use of sold products'. In addition, we report other emissions we consider to be strategic for our business or which improve comparability with the sector, such as: 'Business travel' and 'Investments" (32,953 tCO2). We have been reporting on the latter two in 2021 following the creation of the Virgin Media O2 joint venture.
In 2021, our Scope 3 emissions fell by 27.4% compared to 2016 (base year), which represents 783,385 ktCO2 in 5 years. The main Scope 3 emissions of our value chain come from purchases from our supply chain (64%), and usage of the products and services we sell to our customers (29%)
In 2021, we continued our Supplier Engagement Programme, and invited our most emissions-significant suppliers to join the CDP Supply Chain programme. The information reported enabled us to understand their degree of maturity in handling their carbon footprints and identify potential areas for collaboration with the most advanced ones, to accelerate the achievement of our goal. In total, 262 suppliers participated, representing 90% of the emissions from our supply chain.
Along the same lines, our operator in Brazil implemented a local engagement initiative with 115 suppliers, which represented 90% of the emissions from its supply chain.
In addition, as a result of our participation in the 1.5°C Supply Chain Leaders initiative, which advocates reducing the emissions of small and medium-sized enterprises, we supported the launch in Spain and the UK of SME Climate Hub, which will allow SMEs to begin their journey towards decarbonisation.

Consolidated Annual Report 2021	Telefónica, S. A.	96

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

We are working with other companies in the sector to address the challenge of decarbonising our supply chain.

We continued to lead the working group which is part of the JAC (Joint Audit Cooperation) initiative in order to drive climate action as a sector. We assessed the climate-related maturity of the strategic suppliers of the companies who are part of the initiative and worked to encourage them to increase their level of ambition and set science-based, ambitious, emission reduction targets.
We also worked on reducing emissions associated with use of equipment in customers' homes, mainly linked to electricity consumption by routers and decoders. We thus continued driving the ecodesign of this equipment. At the current time, our HGU (Home Gateway Unit) consumes 30% less energy than our previous solutions.

We are part of the A List of the CDP Climate Change Index for the eighth year in a row and are a Supplier Engagement Leader.

> Neutralisation of residual emissions
In 2021, we progressed with initiatives to neutralise emissions while also contributing value.
In Spain, we launched the Telefónica Forest project, which will help to restore an abandoned area that until then had been used for agriculture and will now be used for forestry purposes, thereby boosting the local economy, involving rural communities, and fostering jobs for young and disadvantaged people.
In 2021, our operator in Brazil continued to offset 100% of its emissions through the purchase of carbon credits. The projects that generate these credits are backed by reputable certificates and support local projects for both conserving ecosystems and fostering renewable energy. Brazil will move towards carbon neutrality over the next few years with projects that meet the criteria set for the entire Telefónica Group.

Performance 2021 - Global
KPI	Unit	Target		Value base year	Value 2021	Evolution
Energy consumption per traffic	MWh/PB	-90	% (by 2025)	386	54	-86.0%
GHG emissions. Scope 1 + 2 (market)	tCO2e	-80	% (by 2030)	1,811,155	536,737	-70.4%
GHG emissions. Scope 3	tCO2e	-39	% (by 2025)	2,855,544	2,072,159	-27.4%
% Renewable electricity consumption in own facilities	%	100% (by 2030)		17%	79%

Performance 2021 - Main markets (Brazil, Germany, Spain)
KPI	Unit	2025 target		Value base year	Value 2021	Evolution
Energy consumption per traffic	MWh/PB	-90%		336	54	-83.9%
GHG emissions. Scope 1 + 2 (market)	tCO2e	-90%		1,022,365	113,368	-88.9%
GHG emissions. Scope 3	tCO2e	-39%		1,453,453	1,056,412	-27.3%
% Renewable electricity consumption in own facilities	%	100%		25%	100%

Consolidated Annual Report 2021	Telefónica, S. A.	97

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

VMED O2 UK

The main indicator data for VMED O2 regarding energy and emissions from June to December 2021 are:

KPI	Unit	O2 UK (mobile operations)	Virgin Media UK (fixed operations)
Total energy consumption	MWh	332,070	310,534
GHG Emissions. Scope 1 + 2 (market)	tCO2e	28,910	15,479

MILESTONES
→ We reduced Scope 1 and 2 emissions by 70%, ahead of our 2025 target.
→We were part of the A List of the CDP for the eighth year in a row.
→ We awarded the largest, private, long-term, renewable-energy purchase agreement in Spain. In global terms, the electricity we consume in our facilities is already 79.4 % renewable energy.
→ We achieved 100% renewable electricity at third-party sites in Germany, Brazil and Peru..
→ We implemented the disruptive Liquid Cooling project for cooling servers, technology up to 50% more energy efficient than air conditioning.
→ We obtained a 52% response rate in the first year of CDP Supply Chain reporting, with 100% participation of our high-priority suppliers and 84% of our mid-level priority suppliers.

Consolidated Annual Report 2021	Telefónica, S. A.	98

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.3. Circular economy
GRI 103, 102-11, 301-3, 303-5, 306-2

KEY POINTS
We currently recycle 98% of our waste and we are committed to be a Zero Waste company.
We promote the circular economy in the use of electronic devices through ecodesign, recycling and reuse of equipment.
We reuse 4.7 million of electronic equipment, 19% more than 2020.

2.3.1. Vision
Overexploitation of the planet is one of the main causes of environmental degradation and climate change. According to the World Resources Institute, each year more than 100 billion tonnes of mineral, biological, metal or fuel resources are used. This amount exceeds what the planet can regenerate in a year and only 8.6% of these resources are recycled or have a second life.
The circular economy is a solution framework for this problem that understands the economy in a different way, one which enables economic growth while respecting the planet's limits: it could reduce the use of resources by 28% and global greenhouse gas emissions by 39%. Moreover, in the European Union alone, it could create nearly 700,000 jobs and increase its GDP by 0.5% between now and 2030. All this is based on principles such as reducing impacts from design, product lifespan extension, recovery of raw materials or the dematerialisation of the economy thanks to digitalisation.
At Telefónica, we integrate this philosophy into our processes: we focus on optimising resource consumption and promoting ecodesign, reuse and recycling aiming at minimising our impact, as well as encouraging to keep the materials in circulation.
2.3.2. Policies
We have several policies which lay down the basis for implementation of the circular economy throughout the Company:
•Environmental Policy
•Energy Management Policy
•Supply Chain Sustainability Policy

Deriving from these policies are the following Principles for promoting the circular economy:
•Promoting the development of an enabling regulatory framework for the circular economy.
•Reducing waste generation and encouraging reuse and recycling.
•Guaranteeing proper processing with controls on our supply chain.
•Offering our customers products and services with less consumption of raw materials, environmental information during their telephone purchases and alternatives for the disposal of their used devices.
•Promoting the best ecodesign by manufacturers.
2.3.3. Risks and opportunities
Overexploitation of resources and supply risks which affect the availability of products and services go hand in hand. A recent example of this risk was the reduced availability of microchips due to COVID-19. In fact, according to the World Economic Forum, the natural resources crisis is considered to be one of the highest impact and highest likelihood risk that can only be reversed by a more circular economy.
Currently, 45% of global emissions derive from the manufacture and use of products, while 90% of the biodiversity loss and water stress is caused by the extraction and processing of natural resources. Therefore, a more efficient and circular management can substantially reduce these impacts.
This is especially relevant when using electronic equipment, since each year 54 million tonnes of waste are produced, of which barely 17.4% is recovered and

Consolidated Annual Report 2021	Telefónica, S. A.	99

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

recycled. Ecodesign or product design for circularity, reuse and recycling contribute to reducing the risk of exhausting resources and affecting the continuity of our supply chain (components, critical raw materials, etc.), as well as reducing greenhouse gas emissions.
Furthermore, the circular economy entails considerable opportunities encouraged by digitalisation, as it needs a hyperconnected society in order to be achieved.
Besides influencing the circularity of our operations, we can also encourage circularity in other business sectors thanks to solutions such as artificial intelligence (AI), blockchain and the Internet of Things (IoT), which are a great business opportunity for Telefónica.
For example, the use of digital technology in agriculture (Smart Agro) helps to optimise the use of water, fertiliser, and plant protection products. Another example is the optimisation of processes and consumption in Industry 4.0.

More information in chapter 2.4. Digitalisation and Eco Smart services
A further opportunity is the economic benefit of reuse and recycling. Reuse and refurbishment of home equipment helps to reduce acquisition of new equipment. In addition, the sale of waste (mainly cable from our network transformation process from copper into fibre) and refurbished equipment provides us with additional income.
2.3.4. Strategy and commitments
The circular economy enables us to continue growing sustainably, to do more using less resources, while avoiding or reducing indirect carbon emissions associated with manufacturing new equipment.
We are committed to integrating circular economy criteria, with a cross-cutting approach, on three levels: internal eco-efficiency, suppliers, and customers.
Circular economy strategy
Enhanced circularity through digitalisation

DIGITALISED CIRCULAR ECONOMY
ZERO WASTE
+ Reuse
- Materials
+ Recycling
+ income
- Capex
- Opex
Zero Waste
Waste as resources, digitalisation (GReTel)
Ecodesign and Innovation
Digitalisation and dematerialisation
Product as a Service, + traceability (blockchain), AI
Purchasing with circular criteria
Predictive maintenance, repairs and internal reuse
Eco-efficiency
Efficient use of materials and renewable resources, emission reductions
Sustainable Range
Eco Rating, Eco Smart services, refurbished handsets
Products as Services
Repair and reuse of B2B/B2C equipment
Device as a service
Internal Eco-efficiency
Supplier Relations
Internal Eco-efficiency
Customer Relations

Consolidated Annual Report 2021	Telefónica, S. A.	100

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

> Internal eco-efficiency
We minimise the environmental impact of our services and operations through eco-efficient measures such as preventive maintenance of infrastructure, replacing equipment with alternative, low-consumption equipment and reusing equipment internally. This enables us to optimise our consumption of water, paper, and energy, for the latter, through an Energy Efficiency Programme.

More information in chapter 2.2. Energy and climate change
Taking into account the waste hierarchy principle in the circular economy, to prevent waste generation in our operations and our value chain, we are committed to ecodesign, procurement using circular criteria and reuse, mainly of electronic equipment, as the best waste is that which is not generated at all. All this enables us to be more competitive, reduce our expenses and increase our revenue, while reducing our footprint on the environment and complying with applicable legal regulations.
We have set ourselves the main goal of being a Zero Waste company in 2030: this entails increasing repair, reuse and recycling, ensuring that our waste does not end up incinerated or sent to landfill, but transformed into raw materials that are reintroduced into the value chain. All this involves the use of Telefónica's GReTel digital platform for waste management.
> Suppliers
We have integrated the philosophy of the circular economy into our relationship with our suppliers, who are essential allies for the transition towards a circular economy. We are working together to introduce ecodesign measures into the products. We are progressively establishing circularity requirements as part of the acquisition of electronic equipment, encouraging the elimination of single-use plastic and opting for new models based on digitalisation and dematerialisation with our supply chain, such as moving from product to Product-as-a-Service (PaaS).
> Customers
We support and raise awareness among our customers by offering them different initiatives to reduce their footprint on the planet, such as the Eco Smart seal (see chapter 2.4. Digitalisation and Eco Smart services), repair services, handset buy-back programmes and offers of refurbished products (which facilitate the returning and reuse of devices), and the Eco Rating seal, which rates the environmental sustainability level of mobiles throughout their life cycle, including use of raw materials and ease of recycling. This information serves to foster innovation and encourage our suppliers to reduce the environmental impact of their manufacturing processes.
Targets
In order to achieve zero waste by 2030, we have set the following targets:
•To refurbish and reuse 90% of fixed equipment (routers and decoders) collected from customers in 2024.
•To introduce circularity criteria in all purchases of customer electronic equipment in 2025.
•To introduce ecodesign criteria in all new customer equipment under the Telefónica brand in 2025.
•Zero waste to landfill in 2030, through reuse and recycling. Zero network equipment waste to landfill by the end of 2025.
•To refurbish 500,000 mobiles per year in 2030 through various programmes.

Consolidated Annual Report 2021	Telefónica, S. A.	101

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Circular economy targets We are moving towards becoming a Zero-Waste company

Fixed customer equipment	B2B/B2C customer equipment	New Telefónica branded customer equipment	Mobile phones	Waste to landfill

2024 Refurbished and reused	2025 Purchased following circularity criteria	2025 Ecodesigned	2030 Refurbished	2030 Prioritising reuse and recycling, Network equipment by 2025
2.3.5. Progress in 2021
2.3.5.1. Internal eco-efficiency
GRI 103, 301-2, 301-3
> Electronic equipment
We extend the useful life of equipment by reusing them whenever possible. If the equipment cannot be reused the best option is to recycle them as each piece of equipment contains precious metals such as gold, copper and nickel, which can be used as resources in a new product. Due to this, out of the total amount of electronic equipment collected in 2021 in our operations and from our customers, 84% were recycled, 16% were reused, while nearly 0.1% was incinerated or sent to landfill.
Thanks to the returning and refurbishment of customer equipment and internal reuse of equipment in operations and offices, we were able to give new life to nearly 4.7 million devices, 19% more than 2020. Through reuse, we avoided the manufacture of new products and prevented 381,569 tonnes of CO2 from being emitted, thanks to this initiative.
During our network transformation process, many equipment is reused within Telefónica's own network, thus fostering the circular economy in dismantling processes. To encourage reuse, Telefónica has rolled out the MAIA project, which facilitates and promotes internal reuse with the aid of a digital platform. Each operator can access the platform to view available equipment and contact other operators in the Group to accomplish reuse. When internal reuse is not possible, the platform enables operators to connect with technological partners to facilitate equipment sales and thus extend its useful life.

Success story: Dismantling the mobile network at Telefónica Mexico
The gradual dismantling of the mobile network by Telefónica Mexico is being carried out using a circular economy approach. This allows the internal reuse of dismantled equipment primarily in the Telefónica Mexico network, but if this is not possible it is reused by another Telefónica Hispam operator. Thanks to this initiative, Telefónica has managed to successfully reuse over 30% of the equipment dismantled to date.

> Waste as resources
GRI 306-1, 306-2, 306-3, 306-4, 306-5
When reuse is not an option, recycling is the best alternative for the treatment of waste. Network infrastructure maintenance is our main generator of waste, along with the administrative activities that we carry out at our offices and, to a lesser extent, commercial activities with our customers. In 2021, we generated 64,065 tonnes of waste and managed to recycle 98% of this total.

About 91% of the waste we generate comes from our network transformation process, when we migrate from copper cables to fibre optics. In 2021, this transformation process was accelerated thanks to the Granada Plan for closing stations in Spain and the Vivo María do Carmo Project in Brazil, as well as different network transformation projects in Hispam. All these efforts, together with the shutting down of 3G at some of our

Consolidated Annual Report 2021	Telefónica, S. A.	102

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

operators, has resulted an increase in reported waste by 37% in the last year. We encourage the circular economy by placing more value on the materials we remove during the transformation process, so that they can be reintroduced into the production model by recycling them. This valorisation generates revenues increasing year by year as the network's transformation evolves.

Zero waste in 2030 thanks to ecodesign, reuse and recycling

Circularity in Electronic Equipment

To reduce their impact and waste generation, we prolong the useful life of electronic equipment by reusing it whenever possible and recycling the rest:

Equipment reused

4,7 million ←

16%
Reused
84%
Recycled

Routers and Decoders

4,382,126 units

Mobile telephones

323,214 units

Donated equipment

1,692 units

Operations and office equipment

9,520 units

Total Waste: 64.065 tonnes

5%
Hazardous
2%
Paper
4%
Batteries
1%
Other
19%
WEEE
74%
Cable
98%
Recycled
95%
Non-hazardous

The waste we generate is managed outside our facilities by partner companies specialised in managing them in the best way possible in accordance with the available technical capabilities, the environmental regulations in force and the established contractual requirements.
Every time that waste is transferred from our premises, the staff responsible ensure that all the information is incorporated into Telefónica's waste management platform (GReTel), making it possible to obtain and analyse real-time data about the waste produced by the Company. This system enables us to be aware of the volume of waste removed, draft reports, analyse information and keep all documentary evidence to ensure proper compliance with environmental regulations in each country where Telefónica operates, thus aiding decision-making with regard to promotion of a circular economy approach to waste management.

Zero waste by 2030 - targets and indicators
Target	Indicator	2021
>97% Recycled waste	% Recycled waste	98%
To refurbish 90% of Customer Premise Equipment (CPE: routers, decoders..) collected from customers in 2024.	% CPE reused or refurbished	84%
To refurbish 500,000 mobiles a year in 2030 thanks to different programmes.	Number of reused customer mobile phones	323,214
B2B/B2C equipment purchased with circular economy criteria - 100% by 2025	% procurement processes of B2B/B2C equipment using circular criteria	First pilot exercise: B2B routers and switches acquisition. Telefónica Spain.
Ecodesign of branded equipment – 100% by 2025	% Branded products with ecodesign criteria	First pilot exercise: Life cycle Assessment (LCA) study on the new model of 5G router

Consolidated Annual Report 2021	Telefónica, S. A.	103

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Telefónica's waste	Non-hazardous waste			Hazardous waste			Total
	2019	2020	2021	2019	2020	2021	2019	2020	2021
Total waste generated (t) (excludes reuse as it is not considered waste until its useful life has ended)	38,888	42,040	60,797	2,829	4,872	3,268	41,717	46,912	64,065
Waste diverted from disposal (t) (includes recycling, reuse and other treatments). GRI 306-4	40,350	43,628	62,474	2,716	4,811	3,201	43,066	48,439	65,674
Waste directed to disposal (t) (includes energy recovery, incineration and landfill). GRI 306-5	471	324	571	113	61	67	584	386	638
Treatments prioritised according to the waste hierarchy principle
Equipment reused (t)	1,933	1,913	2,248	n/a	n/a	n/a	1,933	1,913	2,248
Waste recycled (t)	38,352	41,213	60,036	2,698	4,758	2,520	41,051	45,972	62,556
Waste to energy recovery (t)	31	1	17	3	17	21	34	18	38
Other treatments(1) (t)	65	502	191	18	53	681	83	554	871
Waste sent to landfill and incineration (t)	440	323	554	110	45	47	550	368	600
Note: (1)Other treatments: includes physical treatments, biological treatments, secure cells and intermediate treatments prior to recycling.
> Water
GRI 303-4, 303-5
Our water consumption is mainly due to sanitary use and, to a lesser extent, its use in air conditioning. We adopt specific measures to achieve more efficient use, especially in areas where the water stress is greater and in accordance with local limitations and regulations.
In 2021, our overall consumption was 2,735 ML (2.7 Hm³), 765 ML in high-water-stress areas, which represents 28% of the total.
Within the set of measures established by each country depending on its environmental characteristics, there are measures to reduce water consumption in high-water-stress countries, such as Spain, Chile, and Mexico. Thanks to them, we have reduced consumption in all areas by -2% compared to the previous year.

The measures adopted at local level to reduce water consumption include water treatment systems in cooling towers in Telefónica Chile; commissioning of a greywater treatment plant for rainwater collection and reuse; installation of water-saving devices and sanitary sewage keys fitted with sensors to limit consumption in the Torre Telefónica building offices in Telefónica Mexico, and a sustainable water use plan implemented at our headquarters in Madrid, which enables water consumption to be reduced by using rainwater in the gardens and other saving systems for sanitation.

Water consumption from all areas (ML)
2019	2020	2021
3,268	2,785	2,735
Water consumption from areas with high water stress (ML)
Water consumption in countries with high levels of water stress according to the Aqueduct Baseline Water Stress Atlas, from the World Resources Institute (Spain, Chile, and Mexico)
2019	2020	2021
806	750	765

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1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Water consumption by Telefónica vs. water stress
We adopt specific measures to achieve more efficient consumption, especially in areas where water stress is greater
> Paper
Of the paper we consumed in our offices last year, 95% was of recycled or certified origin (FSC, from the Forest Stewardship Council, or PEFC, from the Programme of the Endorsement of Forest Certification schemes). In addition, 110 million customers chose paperless bills. We therefore generated over 783 million electronic bills which avoided the consumption of 3,916 tonnes of paper and the felling of almost 66,576 trees.
2.3.5.2. Suppliers
GRI 308-2
> Ecodesign and innovation
Ecodesign helps us to reduce the use of raw materials in manufacture, reduce the energy consumption of the product and avoid emissions. The main projects we are undertaking with our suppliers are the following:

•Our Smart Wifi Router weighs 40% less than a conventional router because it uses fewer plastic, metals, and other elements. In this way, we reduce the emissions associated with the extraction of these materials and use (Scope 3), as it is more efficient: it consumes 30% less energy.
•With the Half SIM Card, we have halved the amount of plastic used to manufacture SIM cards. It also represents an improvement in the efficiency of the logistics process, as it reduces the volume of the containers used for their transport and storage. In 2021, this measure averted the manufacture and consumption of 190 tonnes of plastic, signifying savings of 648 tonnes of CO2. The format has already been implemented at nine of our operations and is consolidating its position as the main format in the Group.
•Life Cycle Assessment on 5G Router: thanks to the collaboration with IHOBE (the public environmental management company of the Basque Regional Government), we performed a Life Cycle Assessment (LCA) of the new 5G router model, taking as our benchmark the criteria set out in the UNE-EN ISO 14040:2006 and UNE-EN ISO 14044:2006 standards. This study made it possible to ascertain which elements of the device have a greater environmental impact in order to establish measures to reduce that impact by design. The criteria identified in the study will establish the conditions for the incorporation of ecodesign criteria in other devices designed by the Company. Additionally, we are currently working on a study of how repairable, recyclable, and durable the device is in order to integrate the circular economy approach even further through its design.
> Procurement using circular criteria
In 2021 we began progressively incorporating circular criteria into the acquisition of electronic equipment, using as our benchmark the criteria set out in the ITU-T L.1023 recommendation on the assessment method for circular scoring, which makes it possible to assess the ecodesign, the ability to be repaired, recycled and

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2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

upgraded and the durability of each electronic device procured. These criteria are currently applied in the router and B2B switch procurement process, making it possible to assess 42 products using this methodology. Our goal is for all our procurement processes of electronic equipment of our B2B/B2C customers across the entire Group to include these circularity criteria in 2025.
In addition, to foster eco-efficient procurement, in our Global Supply Chain Sustainability Policy we have environmental and circular economy criteria, such as the compulsory incorporation of preventive measures and Life Cycle Assessment (LCA) when supplying products or services to Telefónica. One example of this is the inclusion of criteria regarding elimination of single-use plastics in packaging of products and services supplied to Telefónica UK Ltd.
We promote the reduction of GHG emissions by our suppliers and are working with them on this challenge.

Go to chapter 2.2. Energy and climate change
2.3.5.3. Customers
One of the Sustainable Development Goals (SDGs) we would like to emphasise is the development of a sustainable consumption and production model. We are therefore developing new products and initiatives that our customers can use to reduce their environmental impact and join the challenge of the circular economy.
•With our policies to extend the useful life of communication equipment through reuse, we offer our customers options such as buy back and refurbish of mobile phones to give them a second lease of life, allowing customers to reduce consumption of resources and energy by preventing the manufacture of new devices. Thanks to this initiative, in 2021, we collected 323,214 end-of-life mobile phones from our customers.
▪Through Zeleris, a Group company, our customers in Spain can request the repair of their devices thanks to the comprehensive repair service for electronic equipment in warranty and out of warranty for private individuals and companies.
▪Eco Rating: In 2021, we launched a new Eco Rating seal methodology in collaboration with four leading telecommunications companies, aimed at helping customers to make more informed and sustainable decisions, encouraging suppliers to reduce the environmental impact of their devices and aligning the entire telecommunications sector in improving transparency and reducing environmental impact. All this has enabled use of the seal to expand in 24 European countries and the assessment of over 160 mobile telephone models to be carried out, in collaboration with 15 telephone manufacturers. As regards Telefónica, the new seal has been introduced in Spain, the UK, Germany, and Brazil.
▪Our Eco Smart services have a specific chapter devoted to them, due to their importance for the management of the Company.

Go to chapter 2.4. Digitalisation and Eco Smart services

VMED O2 UNITED KINGDOM
The details of the waste indicators for VMED O2 UK from June to December 2021 are given below:

	O2 UK (mobile operation)	Virgin Media UK (fixed operation)
Total waste produced (t)	276	2,764
Total waste recycled (t)	276	2,625

MILESTONES
→We made progress in ecodesign and integrated circular criteria into electronic equipment procurement.
→Thanks to eco-efficiency measures, we reduced our water consumption by -2% and recycled 98% of our waste.
→We are committed to reuse: we repaired and reused 4.7 million pieces of equipment, a figure which increased by 19% compared to 2020.
→We implemented the new Eco Rating seal in Spain, the UK, Germany and Brazil.

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1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.4. Digitalisation and Eco Smart services

KEY POINTS
Digitalisation is crucial for decarbonising other sectors of the economy, improving their efficiency and competitiveness.
In 2021, we avoided 8.7 million tCO2 for our customers, equivalent to the carbon absorbed by 143 million trees.
We introduced the AENOR-verified Eco Smart label, to empower and encourage our customers to tackle their environmental challenges.
2.4.1. Vision
Having experienced two years of pandemic, we are increasingly aware of our society’s fragility in the face of global threats such as climate change and how our current socio-economic model, based on a linear system of production and consumption, generates major environmental problems: depletion of natural resources, generation of waste and greenhouse gas emissions, pollution, etc. The solution lies in changing the paradigm towards a circular and decarbonised model.
Technology is crucial for achieving a transition to a green society. Smart assets based on IoT, for example, enable enhanced predictive maintenance and lengthen the life span of equipment. Blockchain can ensure traceability and transparency in supply chains, and 3D printers facilitate repairs by creating spare parts.
Studies by the World Economic Forum (WEF) and the Exponential Roadmap initiative, indicate that digital technologies can help reduce worldwide greenhouse gas emissions by between 15% and 35% over the next 10 years.
At Telefónica, we promote the development of such solutions to help our customers in their transition to more sustainable business models.

At Telefónica, we are committed to achieving a world in which technology contributes to protecting the planet.

2.4.2. Risks and opportunities
The global efforts of governments and companies to limit the rise of the average global temperature to 1.5ºC translate into a need for the transformation of society and the economy, towards a low-emission, circular and planet-friendly model. This need is expected to lead to an increased demand from our customers for technological solutions to enable their businesses to transition towards more sustainable productive models. This means that Telefónica has great potential to increase its revenue from rising sales of its Eco Smart solutions and through the development of new technological applications for these challenges.
2.4.3. Strategy and commitments
We promote digitalisation and connectivity as crucial tools for helping our customers meeting their environmental challenges.
•We are working on developing new technological solutions to help our customers in their transition towards more sustainable business models. Many of the services we offer enable them to optimise consumption of resources such as energy and water, facilitate remote working, improve traffic planning, and air quality in cities, and foster the circular economy.
•We identify the environmental benefits that our portfolio of products and services generate for customers through the Eco Smart label. Companies thus assimilate, in a simple manner, that digital and green transitions go hand in hand.
•We offer information to residential customers to provide them with environmental criteria for their decision-making when purchasing, through initiatives such as the Eco Rating label.

Go to chapter 2.3 Circular Economy

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1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

> Eco Smart B2B products and services
Our business strategy is committed to the digital revolution and, therefore, we provide services based on connectivity, the Internet of Things (IoT), cloud, big data and 5G. Most of these are what we call Eco Smart solutions, as they promote the digital transformation of our customers.

They also generate significant environmental benefits in their production processes or daily activities, facilitating them to carry on their business more efficiently and sustainably.

For example, IoT services enable more efficient use of resources such as energy and water; with big data we are helping to improve traffic planning and air quality; and with drone-based services and connectivity, we can improve fire response.

Telefónica launched the Eco Smart seal to identify the environmental benefits generated by our products and services following implementation. In this way, we help our customers to incorporate sustainability criteria into their purchasing decisions so that they can contribute to the transition towards a more sustainable society.

The environmental benefits that are generated by our services and represented in the seal have been externally verified, by AENOR.

Telefónica Tech – the unit in charge of developing cloud, cybersecurity, IoT and big data services, many of them within the Eco Smart scheme, aims to help our B2B customers in their progress towards a more digital and sustainable world.

Connectivity
We are committed to digitalisation as a tool for protecting the planet. Our networks form the basis of the connectivity and other digital solutions we offer our customers. This is why our sustainability strategy focuses on transforming them to increase their capacity efficiently. This enables us to offer the best services with the least environmental impact.
Within this transformation, we have focused on fibre optics as a replacement for copper – a shift geared towards improving the capacities of our customers at a technological level while consuming 85% less energy.
It is with this same vision that we are executing the transformation at the core of the communications network, making it more sustainable through two crucial tools: consumption of renewable energy and energy efficiency.
As such, we can offer one of the sector's most sustainable networks from which to expand the digital economy, thereby strengthening its benefits to the environment and assisting the transition to a decarbonised society.
Based on this connectivity, we offer digital solutions such as broadband, fibre, Digital Workplace solutions, cloud, IoT and big data solutions.
5G connectivity
We are committed to 5G as the connectivity of the future. At present, we have activated this technology in our European markets and in Brazil. Thanks to an on-site research carried out with different vendors, we have been able to measure that 5G is up to 90% more efficient than 4G, in terms of energy consumption per unit of traffic (W/Mbps).
5G is expected to represent an unprecedented, disruptive, technological change in different economic sectors and in society over the next decade. At Telefónica, we are already marketing 5G solutions for large companies and administrations. The first use cases we offer based on this technology involve the incorporation of robots into industry to improve processes and operations; remote assistance for supervision, assembly or operation of assets attended remotely by expert staff; and the use of drones for inspections of critical and remote assets, stock control, supervision and control of spaces, and swift assistance, etc.
These use cases prevent travel, improve predictive maintenance, increase the efficiency of productive processes and therefore generate significant environmental benefits for our customers.

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1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Digital Workplace
Productivity and collaboration solutions allow people inside and outside the organisation (customers, suppliers, etc.) to connect and work remotely. These solutions thus enable remote and flexible working, generating considerable environmental benefits by reducing travel and cutting fuel consumption and office HVAC. All this translates into lower CO2 emissions and easing traffic on the roads, thereby helping to reduce air pollution in cities.

Cloud
Companies are increasingly relying on the cloud to carry out an endless number of processes that make them more agile, flexible, and efficient. The Cloud offers them a place to safely integrate all their networks and services, provides instant access to critical information and greater control of their business, and increases engagement among their employees.
We are committed to offering companies the solutions that best meet their needs, and therefore we have a complete portfolio of global services – enhanced through worldwide agreements with the main hyperscalers, including AWS, Google y Microsoft Azure – which enables us to offer the service each company needs, wherever they need it.
Digital solutions for environmental challenges

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1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Our cloud services use servers hosted in data centres that meet high energy efficiency standards. The average PUE (Power Usage Effectiveness) of our main data centres in 2021 was 1.72.
As such, business migration to the cloud translates into a significant reduction in IT carbon emissions, promoting greater circularity, and fostering more sustainable products and services. It makes it possible to do more with less, leading to a more sustainable world.
Internet of Things (IoT), big data, artificial intelligence and blockchain
Technologies like IoT, big data, artificial intelligence and blockchain are essential to reactivate the economy of companies and organisations. They also have a significant impact on other aspects of daily life, enabling a transformation of society towards a greener model.
By combining IoT with big data and artificial intelligence, the possibilities are infinite. All the connected objects and equipment emit data in real time; by linking them with our customers' data and other external sources, the processed and analysed information makes it possible to generate great efficiencies in productive processes, reduce consumption of raw materials, decrease wastage and even extend the life span of equipment. All this can be seen in services like:
•Smart meters for our customers, such as in the case of Spain and the United Kingdom, where Telefónica manages millions of connected electricity, water, and gas meters.
•Solutions for smart cities, based on optimising lighting, use of parking spaces, and waste management and collection.
•Energy efficiency solutions, telemetry, and remote management of energy consumption at the offices, factories or buildings of companies with large geographical dispersion, such as hotels, banks and supermarkets, among others.
•Agricultural management solutions such as Smart Agro, which enables innovation, digitalisation, and data analysis for crops like coffee and cotton, with the aim of optimising resource use.
•E-health solutions facilitating remote health care through mobile devices and apps that enable the monitoring of patient symptoms, prevent unnecessary trips to healthcare centres, and facilitate early detection of health problems, potentially avoiding the need for hospital admission.
•Solutions for the transport sector helping to optimise planning of transport systems and infrastructure through greater understanding of passengers, timetables, and routes, thereby adapting plans to the real needs of passengers with maximum budgetary control and minimal environmental impact.
•Mobility solutions, such as our fleet management and asset tracking solutions.
•Solutions for retail through which our clients can improve their experience while understanding their business better and managing it more efficiently (for example with stock management and enhanced store layout).
•Solutions for Industry 4.0, in which private networks (5G or LTE) and associated solutions (for example, AGV, drones, predictive maintenance, asset control and operator safety) take the manufacturing and mining industries, and the port and airport management, to a new level of operation, flexibility, productivity and efficiency.
In addition, the inclusion of the technological capacities of blockchain in many of the use cases mentioned above leads to improvements in traceability, transparency, and security, enabling faster and more efficient forms of doing things. Examples of this are its application in the areas of document management (for example, eliminating the use of paper when managing invoices, official certificates, contracts, and so on), and logistics (providing complete traceability of foods or medicines), in manufacturing and throughout the supply chains of all types of goods, etc.), thus boosting the circular economy.
We also look for innovative ways of using data to help develop society. Telefónica has implemented several projects in this area:
•Prediction and analysis of high granularity in air pollution in cities: the use of big data on mobility data generated by the mobile network is proving to be an instrument that shows great potential and complementarity with sensors that measure air quality or traffic. Artificial intelligence techniques even make it possible to predict future pollution levels. This provides the authorities with tools to prepare contingency plans. This project was implemented as a pilot in cities like Madrid (Spain). In 2020, a platform and tool were designed to measure pollution caused by mobility through a portable measuring station in vehicles, which facilitates a much more accurate diagnosis at street level of the most problematic pollution focal points.
•Using big data to reduce emissions in the livestock sector: Telefónica and the Food and Agriculture Organization of the United Nations (FAO) are working together on the 'Climate-Smart Agriculture' project in Ecuador. The aim is to provide small and medium sized farmers with information and training on how to improve the sustainability of their crops.
Targets
Our aim is to avoid the emission of 12 million tonnes of CO2 for our customers through our products and services, each year as of 2025.

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1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

Digitalisation to decarbonise the economy
2.4.4. Progress in 2021
Last year, we continued to roll out the Eco Smart seal: AENOR verified 52% of the services for large, medium-sized, and small companies in Spain, confirming its environmental benefits for customers, and we extended it to Vivo in Brazil.
The emissions avoided in 2021, thanks to the efficiencies generated by our products and services for customers, exceeded 8.7 million tonnes of CO2. This is equivalent to planting a forest with 143 million trees and shows the capacity of new technologies to accelerate the transformation of the economy into a more sustainable model.
Customers' emissions avoided through digitalisation

Other digital services
IoT & Big Data
Audio/video conferences
Cloud
Teleworking
8.7 Million CO_2

This figure is lower than the figure for 2020 as there were fewer lockdown measures during 2021 and, therefore, although the percentage of people working from home was high, it was not as high as in 2020.

MILESTONES
→ We avoided 8.7 million tonnes of CO2 thanks to our products and services.
→ 52% of the business services offered by Telefónica have been verified as Eco Smart.

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1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.5. European taxonomy for sustainable activities

KEY POINTS
The ICT sector is one of the 6 sectors listed in the taxonomy because of its contribution to climate mitigation and adaptation.

In this first year of taxonomic reporting, Telefónica's activities are mainly related to the decarbonisation of other sectors, which is characteristic of the telecommunications sector and its data centers.

In line with the legal requirements, in 2022 the company will work on alignment with the stipulated criteria (compliance with the specific technical screening criteria for each activity).
2.5.1. Regulatory background
In March 2018, the European Commission presented the Action Plan on Financing Sustainable Growth as a roadmap to enhance the role of finance in achieving the environmental and social objectives of the European Union. One of the actions contemplated within that plan was the creation of a European Taxonomy establishing a common language and a clear definition of what is "sustainable". Within all this new strategic and regulatory framework, in December 2019 the European Commission presented the Green Deal of the European Union, to promote the necessary investments to achieve a circular, competitive and climate-neutral economy by 2050.
The Taxonomy, so far developed just for the environmental dimension, is a classification system that identifies a list of economic activities and outlines a number of requirements that, if met, would qualify an activity as sustainable. This way, the EU Taxonomy provides companies, investors and policy-makers more consistent information on economic activities that help achieve environmental goals. So far, two objectives have been defined: mitigation and adaptation to climate change.

For an economic activity to be considered "environmentally sustainable" according to the EU taxonomy, a distinction must be made between Taxonomy-eligibility and Taxonomy-alignment. An economic activity is considered as eligible if it is described in the related Delegated Regulation. An eligible activity is considered as aligned when it has been assessed to comply with the specific technical screening criteria
(related to substantial contribution to one of the environmental objectives and not for doing significant harm) and with the minimum safeguards. Once compliance with these criteria are justified, the activity may be considered aligned and labelled as an enabling or transitional activity, as applicable.
The taxonomy-related regulations1 outlines several reporting requirements for certain undertakings. For 2021, non-financial undertaking must disclose the proportion of the turnover (revenues), capital expenditure and operating expenditure of their eligible activities (i.e. Taxonomy-eligible economic activities or activities covered by the taxonomy due to their potential to make a substantial contribution to the two environmental objectives: climate change mitigation and climate change adaptation. For 2022, the non-financial undertakings must also assess compliance with the technical screening criteria for reporting the proportion of Taxonomy-aligned activities.
As at the date of this report, a further Delegated Regulation is pending publication that includes the technical criteria for the four remaining environmental objectives (the sustainable use and protection of water and marine resources; the transition to a circular economy; pollution prevention and control; and the protection and restoration of biodiversity and ecosystems), along with the update of the climate Delegated Regulation.
Against this backdrop, regulatory developments and official guidelines established in 2022 will be monitored closely.

1 Regulation (EU) 2020/852 on the establishment of a framework to facilitate sustainable investment; Delegated Regulation (EU) 2021/2139 (on climate); Delegated Regulation (EU) 2021/2178 (on disclosure).

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.5.2. Scope of the report
In applying the EU Taxonomy, Telefónica has considered the activity of Telefónica, S.A. and all the subsidiaries comprising the Group (fully consolidated companies).

To understand why Telefónica considers the taxonomy to be added value in its sector environment, one must only look at its mission:
•Make our world more human by connecting people's lives: aspiring to digitalise all of society, leaving no one behind, and bridging the digital divide through access, affordability, accessibility, and digital skills training. And innovating to offer products and services that add value and contribute to improving people's lives, putting technology at their service.
And its sustainability strategy:
Telefónica believes it is its duty to take advantage of the capabilities of connectivity and digitalisation, not only to bring value to its customers, but also to help tackle major challenges, such as climate change, inequality, employability, and misinformation. It wants to:
•Helping society thrive: promoting economic and social progress based on digitalisation, leaving no one behind.
•Build a greener future: taking advantage of the power of digitalisation to curb climate change.
•Go beyond what is expected of us and take responsibility for our actions at all times in order to build trust.
Since 2010, Telefónica has based its business on digitalisation, promoting services such as cloud, the Internet of Things (IoT), big data, e-health, etc. With this in mind, Telefónica set up two large subsidiaries, Telefónica Tech to further develop these digital services, and Telefónica Infra to unlock the value of Telefónica's infrastructure. These can carry out all digital services, not just of Telefónica, but also of the rest of the sectors. Telefónica's digital services target all its customers (residential, corporate, public administrations, and other government or official bodies) and are not only designed to make it easier for them to use technology in their daily lives, but also to benefit the environment by reducing emissions when using these services by using the Group's infrastructure.

2.5.3. Vision and scope of the taxonomy
The ICT sector is covered by the taxonomy for its climate change mitigation potential. It is a significant and growing economic sector, representing 3.9% of EU value-added, 2.5% of total employment, 15.7% of all expenditures for R&D performed within the business enterprise sector (BERD), and 18.6% and 20.6% of the R&D personnel and researchers in the EU, respectively. Current estimates put ICT accounting for 8-10% of European electricity consumption and up to 4% of its carbon emissions2.
An ETNO and BCG3 report quantified the enabling potential, measuring up to 15% of emission reductions resulting from full digitalisation (including smart cities and buildings, transportation, industry IoT and blockchain applications, and energy)3. Other studies (e.g. the Exponential Road Map) suggest that digital technologies can reach up to an additional 35% considering also indirect criteria such as changes in consumption habits over the next years4. The large impact of digitalisation in Europe's future decarbonisation warrants inclusion of the ICT sector among Taxonomy-eligible economic activities. The so-called ‘greening by effect’ reflects how technologies and digital solutions are indivisible and that data transmission is required for those solutions to work.
It is precisely this effect, as an enabling activity for the decarbonisation of the economy, that is reflected among the taxonomy activities and, specifically, the ICT sector. Data transmission technologies such as 5G or IoT are among the solutions with potential to reduce greenhouse gas emissions.
Telefónica, in keeping with its strategy of building a greener world, has been promoting awareness among its customers for several years now of the environmental benefits of its products and services; e.g. by implementing the Eco Smart seal.

For further information on Eco Smart, see chapter 2.4 Digitalisation and Eco Smart services.

2 COMMISSION STAFF WORKING DOCUMENT. IMPACT ASSESSMENT REPORT Accompanying the document, Commission Delegated Regulation (EU), supplementing Regulation (EU) 2020/852, of the European Parliament and of the Council, by establishing the technical screening criteria for determining the conditions under which an economic activity qualifies as contributing substantially to climate change mitigation or climate change adaptation, and for determining whether that economic activity causes no significant harm to any of the other environmental objectives (Brussels, 4.6.2021).
3 Connectivity & Beyond: How Telcos Can Accelerate a Digital Future for All. ETNO and Boston Consulting Group. March 2021.
4 Exponential roadmap. Scaling 36 solutions to halve emissions by 2030. Version 1.5.1. January 2020.

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2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

2.5.4. Methodology and results
2.5.4.1. Understanding the taxonomy requirements
According to article 8 of Regulation (EU) 2020/852, non-financial undertakings subject to application of the EU taxonomy must disclose, as provided for in Annex I of Delegated Regulation (EU) 2021/2178, the following:
•proportion of Taxonomy-eligible revenues
•proportion of Taxonomy-eligible capital expenditure (CapEx)
•proportion of Taxonomy-eligible operating expenditure (OpEx)
•explanatory information accompanying these three key performance indicators (KPIs).
Following is a description of the process for calculating the three KPIs, covering key aspects related to accounting policy, compliance with Regulation (EU) 2020/852, and contextual information of those KPIs.
The exercise carried out by Telefónica for 2021 covered the eligibility requirements according to regulations in force and other information provided by the European Commission. This section describes mainly the criteria used by Telefónica for interpreting and applying the current regulatory framework. This exercise should be reviewed for the 2022 report, which is expected to cover the alignment requirements and consider any guidance issued by the European Commission in addition to Delegated Regulation (EU) 2021/2178 on disclosure and Delegated Regulation (EU) 2021/2139 on climate.
2.5.4.2. General considerations
Considering the Group's consolidated financial information, and based on the corporate management control criteria relating to revenues, CapEx and OpEx, Telefónica has identified the items of these KPIs related to its Taxonomy-eligible economic activities.
Telefónica has assessed the information for the various operators contribution to the Group's consolidated total. Revenues by the rest of the companies was not considered in the identification of Taxonomy-eligible economic activities given the nature of their activities (not covered by the taxonomy) and the relative weight on the total KPIs. Therefore, this information is included in the denominators to consider the Group's total revenues, CapEx and OpEx, but not in the numerators.
Transactions between Group companies were not considered in the calculations.

Throughout the entire process, due care was taken to avoid double counting:
•Reconciliation with the accounting information, which ensures that eliminations and adjustments made during the consolidation process are properly taken into account.

•Use of consistent information sources, thereby preventing consideration of the same item in two different KPIs or twice in the same KPI.
•Verification of the completeness and accuracy of the data
.
After assessing each of the three KPIs, the following were identified as Taxonomy-eligible economic activities5:
•Activities that can make a substantial contribution to climate change mitigation:
◦Activity 8.1 Data processing, hosting and related activities
◦Activity 8.2 Data-driven solutions for GHG emissions reductions.
•Activities that can make a substantial contribution to climate change adaptation:
◦Activity 8.3 Programming and broadcasting activities
◦Activity 13.3 Motion picture, video and television programme production, sound recording and music publishing activities.
Given the complexity of applying the recently published - and continuously developing - regulatory framework, for the first year of application, Telefónica chose to report a range of minimum and maximum rates of potential eligibility of its economic activities, thereby providing high level of transparency of the analysis performed. The difference between the two corresponds to activity 8.2:
•The minimum value factors in the development or use of ICT solutions without including the data transmission phases or the technology required to perform the transmission process. A narrowed vision of activity 8.2 is reflected in this minimum value.
•The maximum value is also including the data transmission phase through the use of technologies such as the Internet of Things (IoT) or 5G. Therefore, we will also have information in this maximum value on the impact of telecommunications technologies on the total for this economic activity.
For each KPI, a scenario was considered where 0% of our networks is eligible, and one where 100% of data traffic on
5 The activities have been listed according to Annex I and II of the Commission Delegated Regulation (EU) 2021/2139 of 4 June 2021 supplementing Regulation (EU) 2020/852 of the European Parliament and of the Council by establishing the technical screening criteria for determining the conditions under which an economic activity qualifies as contributing substantially to climate change mitigation or climate change adaptation and for determining whether that economic activity causes no significant harm to any of the other environmental objectives.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Building a greener future
3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

our networks is eligible. Accordingly, the reported numbers are a range between the minimum and maximum potential of data transmission, with eligibility in the latter case understood as the potential of an activity to become Taxonomy-aligned in the future. In other words, the more digital solutions designed to reduce emissions grow, the more the traffic of our networks will be able to transmit data that reduce emissions. This alignment indicates that part of Telefónica's potential allocated year to year on these solutions. For further explanation, see the description of each KPI.
Taxonomy-eligibility reporting does not consider the assessment of technical screening criteria and, since activities 8.1 and 8.2 are included in the taxonomy as transitional and enabling activities, those activities can only be considered as "eligible-to-be-transitional" and "eligible-to-be-enabling" according to the FAQ document of 2 February 2022, on the interpretation of certain legal provisions of the Disclosures Delegated Act. Reporting for 2022 will be when Telefónica, according to prevailing regulations, should report the proportion of Taxonomy-aligned activities, assessing compliance with the technical screening criteria.
2.5.4.3. Proportion of Taxonomy-eligible revenues
This KPI shows the relative weight of revenues derived from products or services associated with economic activities covered by the taxonomy over total revenues (reported in the consolidated financial statements).
Telefónica has analyzed the various concepts included in its revenue model, enabling it to identify revenues from data services (excluding, from revenues from services, primarily revenues from handset sales and revenues derived from voice services). Revenues from digital services was disaggregated. The breakdown provided by the different companies considers two categories:
•Services considered eligible (for the potential to reduce emissions in other sectors) include:
◦Most services related to the Internet of Things (IoT) such as smart cities, smart industry or smart energy and e-health.
◦Cloud services.
•Services considered non-eligible; e.g. those related to information security, content, applications or advertising.
Revenues from programming and broadcasting video and television content were also considered eligible. Revenues from advertising and broadcasting rights has been excluded.

The scenario considering Telefónica's maximum potential of eligibility also considers as eligible the data transmission revenues, which includes fixed (mainly fibre and copper) and mobile (2G, 3G, 4G and 5G) technologies. These technologies underpin the telecommunications networks carrying the data traffic that allows application of digital capabilities to processes, products and assets to enhance efficiency and create new opportunities for value creation and are considered an integral part of the solutions. Digitalisation has high climate change mitigation potential in sectors where these digital capacities are applied.
As a result of applying the criteria described above, Telefónica's sources of revenues are therefore related to the following economic activities covered by the EU taxonomy:

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3. Risks
4. Annual Corporate Governance report
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Main Taxonomy-eligible activities		Telefónica activities
Activities that can make a substantial contribution to climate change mitigation	Activity 8.1 Data processing, hosting and related activities	Cloud services provided to users over the Internet, allowing user data to be stored in cloud data centres
Activity 8.2 Data-driven solutions for GHG emissions reductions
Digital services related to data collection, transmission and analysis that enable the reduction of emissions arising from other activities
Technologies included in digital solutions that support data transmission, such as 5G*

Activities that can make a substantial contribution to climate change adaptation	Activity 8.3 Programming and broadcasting activities Activity 13.3 Motion picture, video and television programme production, sound recording and music publishing activities	Services relating to the production, programming and broadcasting of video and television content
(*) Considered only for the maximum value of the range.
The proportion of Taxonomy-eligible revenues for 2021 is as follows:

Proportion of revenue (%)
MAIN TAXONOMY-ELIGIBLE ACTIVITIES
Activity 8.1 Data processing, hosting and related activities	2.2%
Activity 8.2 Data-driven solutions for GHG emissions reductions	Between 0.8% and 43.4%
Activity 8.3 Programming and broadcasting activities / 13.3 Motion picture, video and television programme production, sound recording and music publishing activities	6%
Revenues from Taxonomy-eligible activities	Between 9.0% and 51.6%
As explained in the section on identification of sources of revenues, the economic activity corresponding to activity 8.2 of the taxonomy has been broken down into two, to distinguish between digital services and the technologies in which such digital services are embedded. If only revenues from digital services is considered, excluding technology, the proportion of Taxonomy-eligible revenues is 9.0% (minimum value of the range). But, if revenues from technologies that embed digital solutions for data transmission (mobile technologies such as 5G, 4G, 3G and 2G and fixed technologies such as fiber and copper) is also considered, then the proportion of Taxonomy-eligible revenues is 51.6% (maximum value of the range), as shown in the table above.
2.5.4.4. Proportion of Taxonomy-eligible capital expenditure (CapEx)
This indicator shows the proportion of capital expenditure (CapEx) associated with assets or processes associated with economic activities covered by the taxonomy.
The denominator includes additions of property, plant and equipment and intangible assets (equivalent to the CapEx as defined in the financial information reported by the Group). The definition of CapEx associated with the taxonomy also includes additions of rights-of-use recorded under IFRS 16, as well as additions of property, plant and equipment, intangible assets or rights of use resulting from business combinations.

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3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

The data used to calculate the indicator is sourced from the CapEx model, which structures operators' data as a matrix along two axes, reflecting two variables: projects (macro-project portfolio classified into categories) and nature of the investment (project subdivisions and technical components). Therefore, the scenario considering Telefónica's maximum potential of eligibility considers, as eligible investments related to the network, mostly projects related to fixed and mobile networks such as fiber, copper, 4G, 5G, 2G, 3G and investments related to:
•Access (the part of the network closest to the end customer)
•Infrastructure (installation of equipment and devices)
•Transmission (data transmission between network nodes)
•Core (“core” investment in fixed and mobile network technologies and equipment)
•Capitalised CapEx relating to labour as required to install the service at the customer's premises.
The two scenarios reported are considered to be eligible CapEx relating to data centres (deployment, adaptation and expansion of hosting infrastructure) and cloud services. Also considered eligible are investments identified in the CapEx model as part of the following projects: Internet of Things (IoT), video and television.
Non-eligible CapEx includes investments related to the purchase of hardware, licences and software, development of new applications among others.
The scenario considering Telefónica’s maximum potential of eligibility also includes as CapEx investment to acquire spectrum rights to enable deployment of technologies in the various markets. The entire amount of this CapEx qualifies as eligible in this scenario and it relates to 5G, the only technology for which Telefónica has acquired spectrum in 2021.
For the acquisition of right-of-use assets, the criteria for considering them as eligible or non-eligible was based on the classification of the underlying assets. An asset is eligible in the scenario considering Telefónica maximum potential eligibility if it directly relates to network infrastructure (land, shelters, supports for antennas, distributors, etc.). Indirectly related assets (buildings, access roads, air conditioning, power lines, etc.) are non-eligible.
As a result of applying the criteria described above, Telefónica's CapEx is therefore related to the following economic activities covered by the EU taxonomy:

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3. Risks
4. Annual Corporate Governance report
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6. Other information

Main Taxonomy-eligible activities		Telefónica activities
Activities that can make a substantial contribution to climate change mitigation	Activity 8.1 Data processing, hosting and related activities	Operation and maintenance of data centres and cloud infrastructure
Activity 8.2 Data-driven solutions for GHG emissions reductions
Digital services relating to data collection, transmission and analysis that enable the reduction of emissions arising from other activities

Operations of technologies embedded in digital solutions that support data transmission, such as 5G*

Acquisition of spectrum for deployment of mobile technologies embedded in digital solutions*

Activities that can make a substantial contribution to climate change adaptation	Activity 8.3 Programming and broadcasting activities Activity 13.3 Motion picture, video and television programme production, sound recording and music publishing activities	Services relating to the programming and broadcast of television content
(*) Considered only for the maximum value of the range.
The proportion of Taxonomy-eligible CapEx for 2021 is as follows:

Proportion of CapEx (%)
MAIN TAXONOMY-ELIGIBLE ACTIVITIES
Activity 8.1 Data processing, hosting and related activities	0.1%
Activity 8.2 Data-driven solutions for GHG emissions reductions	Between 0.01% and 66.3%*
Activity 8.3 Programming and broadcasting activities / 13.3 Motion picture, video and television programme production, sound recording and music publishing activities	1.2%
CapEx from Taxonomy-eligible activities	Between 1.31% and 67.6%
* Considering the CapEx denominator, the proportion of CapEx associated with individual measures that could reduce emissions (e.g. management of energy efficiency or installation of renewable energies) is close to zero. For further information see section 2.2 Energy and climate change.
As with revenue, CapEx corresponding to activity 8.2 of the taxonomy has been broken down into two, to distinguish between digital services and the technologies in which such digital services are embedded (including, in this case, the acquisition of spectrum). If only CapEx associated with digital services is considered, the proportion of Taxonomy-eligible CapEx is 1.3% (minimum value of the range). But if CapEx from technologies that embed digital solutions for data transmission (mobile and fixed technologies) is also considered, then the proportion of Taxonomy-eligible CapEx is 67.6% (maximum value of the range), as shown in the table above.

2.5.4.5. Proportion of Taxonomy-eligible operating expenditure (OpEx)
This indicator shows the proportion of operating expenditure (OpEx) associated with the economic activities covered by the taxonomy.
The denominator includes direct non-capitalised costs that relate to short-term leases, maintenance and repairs, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment that are necessary to ensure the continued and effective functioning of such assets.

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3. Risks
4. Annual Corporate Governance report
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The OpEx data used to calculate the indicator is sourced from the expense model, which structures operators' data by the nature of related expense. Assessing all OpEx items, relevant expenditure considered for the denominator includes network expenses, excluding non-eligible items, such as the expense of buying energy for technical facilities.
The numerator in the scenario considering Telefónica's maximum eligibility considers as eligible the network expenses related to maintenance of current infrastructure (e.g. the fixed and mobile access network, transmission and switching equipment, and remote monitoring and control of indicators and service levels for network resources and equipment). It excludes items such as expenses related to the technical call center or logistics related to customer equipment management.
Also considered as eligible were expenses related to lease or rental of sites, technical facilities, satellite capacity or transmission capacity through links and circuits.
As a result of applying the criteria described above, Telefónica's operating expenses are therefore related to the following economic activity covered by the European taxonomy:

Main Taxonomy-eligible activities		Telefónica activities
Activities that can make a substantial contribution to climate change mitigation	Activity 8.2 Data-driven solutions for GHG emissions reductions	Maintenance of technologies embedded in digital solutions that support data transmission, such as 5G*
(*) Considered only for the maximum value of the range.
The proportion of Taxonomy-eligible OpEx for 2021 is as follows:

Proportion of OpEx (%)
MAIN TAXONOMY-ELIGIBLE ACTIVITIES
Activity 8.2 Data-driven solutions for GHG emissions reductions	Between 0% and 77.3%
OpEx from Taxonomy-eligible activities	Between 0% and 77.3%

As with revenue and CapEx, the OpEx corresponding to activity 8.2 of the taxonomy covers data transmission technologies in which digital services are embedded. If only expenses associated with these technologies are considered, the proportion of Taxonomy-eligible OpEx is close to 0% (minimum value of range). But, if OpEx from technologies that embed digital solutions for data transmission (mobile and fixed technologies) is also considered, then the proportion of Taxonomy-eligible OpEx is 77.3% (maximum value of the range), as shown in the table above.

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3. Risks
4. Annual Corporate Governance report
5. Annual Report on Remuneration of the Directors
6. Other information

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.6. Human capital
GRI 103

KEY POINTS
Our eNPS indicator exceeded 67% in 2021, demonstrating growing levels of employee engagement and job satisfaction.
We continue to make progress in developing competencies for the future, with more than 70% of our employees in upskilling and reskilling programmes.
Bloomberg has included us for the fifth year running in the Gender Equality Index for our commitment and progress in gender equality.
2.6.1. Vision
With people at the centre of our strategy, we are convinced that maximising the potential of employees and increasing their motivation are the enablers of change and sustainable growth.
Our vision of people management is based on two pillars: team strength and a growth mindset. Through a strength of our teams, we are focusing on transforming the organisation, creating more agile structures, and fostering new ways of working to increase the impact of our teams. Through a growth mindset, we focus on developing the skills we need in the future through ongoing learning, self-development, and mobility.
To continue building the Company we want in the coming years, it is vital to empower and connect these two pillars, connecting our diverse talent with flexible and agile ways of working and a personal growth mindset.
2.6.2. Governance
•The strategic lines of global talent management and the applicable targets are set by the Global Human Resources Committee. Consisting of the heads of the People Area of Telefónica’s main operators and regions, it meets on a monthly basis.
•Global Executive Committee: this is where key aspects of global employee management are analysed and monitored, from skills and critical talent for the future to Telefónica’s remuneration and organisational strategy.
In addition, People issues are regularly reported to three committees of our Board:
•Quality and Sustainability Committee: once a year, the objectives and monitoring of performance in the aspects of Talent Management and Diversity aligned with the Group’s ESG strategy are presented by both the corporate People Area and the CEOs of the operators.
•Appointments, Remuneration and Corporate Governance Committee: among other functions, this committee verifies and supervises appointments and remuneration of the Chairman of the Board of Directors, as well as the executive directors and the senior management of the Company.
•Audit and Control Committee: reviews the control of the Company’s risks, including those related to human capital.
In addition, we have specific bodies and figures for the management of our diversity strategy.

For more information, see section 2.6.5.2. Diversity and inclusion.
> Labour relations. Social dialogue
GRI 103, 403-4, 404-2, 407-1
At Telefónica, we are committed to the core standards of the International Labour Organization (ILO), particularly with regard to freedom of association and the right to collective bargaining in all the companies in the countries in which we operate.
We ensure that worker representatives receive fair treatment that is free of discrimination and that they have all the facilities to be able to perform their representative duties. 100% of Telefónica’s employees are covered by a labour framework that regulates their working conditions. In addition, all collective agreements include occupational health and safety clauses adapted to local legislation.

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Trade union activity
As a company, we reaffirm the important role played by trade unions in defending the interests of workers and we recognise the UNI (Global Union) and the European Works Council as key partners in worldwide labour management.
In the same way, at local level, we understand that management of Works Councils is guided through policies and rules established by their legal entity and therefore the procedures to report, consult and negotiate have different meanings, but are always in line with Telefónica’s guiding principles.
Maintaining a neutral position with regard to trade union activity is essential to ensure a free, open environment which allows rights of association to be exercised. If workers wish to become members of a trade union, Telefónica will recognise trade unions which meet the conditions set by ILO Convention 87, and always in accordance with local legislation.
Voluntary redundancy scheme
In order to adapt our workforce to the needs of the business, 2021 saw the culmination of several voluntary redundancy schemes. All of them are based on the premise of being voluntary, universal, and non-discriminatory.
In Latin American countries, the voluntary redundancy plan known as the Plan de Desvinculación Voluntaria (PDV) was launched, and a total of 2,737 people took part in the scheme; 50% of this total corresponds to our operation in Argentina.
In Telefónica Spain, and as part of the Social Pact for Employment signed by the Company and supported by the main trade unions, an Individual Suspension Plan (PSI from its Spanish initials) was approved for 2022. This will allow the size of the workforce to be adjusted to the new reality of the Company, as well as balancing the activities carried out, thus becoming a fundamental lever in the transformation process.
The Individual Suspension Plan (PSI) was aimed at employees born in 1967 or earlier who have been with the company for at least 15 years. The adherence rate in relation to the maximum amount of departures authorized in the plan was 77,4%. A differential element with respect to other measures in our business environment is that these are socially responsible plans since they do not involve any cost to the state treasury.

2.6.3. Policies
A large part of our internal rules and policies relate to human capital. The most important are the following:
•Regulations of the Appointments, Remuneration and Corporate Governance Committee.
•The Policy on Appointments and Removal of Executives guarantees transparency and meritocracy in recruiting and promoting executive talent.
•Telefónica, S.A.’s Directors’ Remuneration Policy: aligned with the Company’s long-term strategy and the interests of its stakeholders, it complies with best practices in good governance.
•Agreement on the right to digital disconnection: signed in 2019 with the most representative trade unions in the different countries where we are present.
•The Global Diversity and Inclusion Policy, updated in 2021, guarantees equal opportunities and non-discriminatory, fair and impartial treatment of people in all areas of our Company, without prejudice associated with nationality, ethnic origin, skin colour, marital status, family responsibility, religion, age, disability, social status, political opinion, HIV or health status, gender, sex, sexual orientation, gender identity or expression.
•The Diversity Policy with regard to the Board of Directors and the Appointment of Directors: this ensures that proposals to appoint or re-elect Directors are based on a prior analysis of the competencies required by the Board of Directors, favouring diversity of knowledge, experience, age and gender.
•The Supply Chain Sustainability Policy: this lays down the supplier's obligation not to discriminate against any sort of group in its hiring, training, and promotion policies.
•Global Policy on Occupational Health, Safety and Well-being of the Telefónica Group.
•Global Human Rights Policy: this sets out the Company’s commitment against forced labour, slavery and child labour. It also promotes diversity, inclusion and equal opportunities, freedom of association and health and safety at work. See our policies on the Telefónica website / Sustainability-Innovation/ How-We-Work/ Business-Principles/

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6. Other information

2.6.4. Risks and opportunities
The main challenges we face in human capital management stem from the rapid digital transformation in which we are immersed, reflected in the world of work. The technological revolution, automation and artificial intelligence require new capabilities. Therefore, we need to attract and retain highly qualified professionals as well as develop the necessary in-house skills.
We have the opportunity to be a pioneer in implementing new flexible working models and to play an essential role in defining the professional profiles of the future, capable of adapting to new situations with great versatility. With innovation, we can reduce inequalities, create jobs, and help make the future more sustainable, fair, inclusive and competitive.
We could not lead the digital revolution without having the best talent, ensuring that all people, without exception, thrive in an inclusive work environment. This also allows us to empathise better with our customers and reflect their diversity in our commercial value proposition.
These challenges are included in Telefónica’s Risk Management Model as emerging risks in the People area:

Go to chapter 3.1. Risk management and control model

2.6.5. Strategy and commitments
Telefónica’s people strategy aims to transform and adapt our teams to the context of permanent change in which we find ourselves, evolving the way we work to increase the impact of our teams and maximising our internal capabilities.
In this respect, our main lines of action are focused on:
•Attraction, retention, and skills development: we are driving continuous learning by orienting our training and development policies towards massive reskilling and upskilling programmes on the one hand, and managing talent using a skills-based model on the other, including leadership skills.
•We promote diversity and inclusion by fostering an inclusive work culture and leadership style with the aim of ensuring a working environment in which all people can give their best and develop on a level playing field.
•New ways of working. We are redefining our ways of working so they are more agile, digital, flexible, and collaborative to increase the engagement, satisfaction, well-being and productivity of our teams.
•Safety, health, and well-being at work, understood as a concept that encompasses both physical and emotional well-being, are also part of our model.

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3. Risks
4. Annual corporate governance report
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6. Other information

Germany
7,238
Spain
28,949
Others
910
Hispam
32,091
Brazil
34,746
Total workforce
103,934

Average age of 41 years old

62%

38%

How do we manage our Human Capital?

29.5% women in executive positions

29% of employees under 35 years old

5,5% voluntary turnover

Telefónica has a presence in **33** countries

Targets
•33% of executive positions held by women in 2024. The fulfilment of this target is linked to the variable remuneration of our employees and the attraction of sustainable financing

Go to chapter 1.7. Sustainable finance
•Achieve an adjusted gender pay gap of +/-1% in 2024.
•Eliminate the gender pay gap in 2050. Refers to the gross gender pay gap.
•Gender parity in the Company’s highest governance bodies in 2030. Applicable to the management committees of the main operators and to the Board of
Directors. Parity defined as no more than 60% and no less than 40% representation of each gender.
•Be part of Bloomberg Gender Equality index each year.
•Work towards the integration of people with disabilities in the workplace (commitments made in The Valuable 500) in 2024.
•50% of the workforce in skilling programmes each year.
•100% of eligible workers (those whose activity can be carried out remotely) in hybrid work in 2024.
•Reach an Employee Net Promoter Score (eNPS) score of 60% at least.

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3. Risks
4. Annual corporate governance report
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2.6.5.1. Attraction, retention and professional development
GRI 103, 404-1, 404-2

Careers have moved from being vertical and stable to more cross-cutting and flexible, so that development is no longer conditioned by our current job, but by what we want to become in the future.
Our Skills Workforce Planning process seeks to ensure alignment between the skills we have in the organisation and those we need, in order to grow our businesses, enabling us to make the right decisions to close the skills gap. We are therefore firmly committed to internal development of new skills we need, combined with incorporation of external talent.

•For talent recruitment, in addition to traditional mechanisms, we are committed to using new channels to ensure incorporation of appropriate profiles in a more global, digital, and efficient way, establish a long-term relationship with candidates and simplify our selection processes. Specifically, we have a very active presence in digital job fairs, forums, employability round tables, social media, and universities with technological specialities.
•For internal skills development, we are promoting massive reskilling and upskilling programmes that develop critical skills for our business and improve employability. We are also evolving the learning model to use artificial intelligence engines to personalise and adapt the training offer to the preferences of each professional (learning on demand).
The situation arising from the COVID-19 pandemic has presented us with an opportunity to accelerate the digitalisation of learning. Thus, we offer our employees a much larger number of training programmes, in digital or hybrid formats. The shift towards mostly digital training means they are shorter in duration than in the past, but more tailored and focused to their needs. Examples of these programmes are video formats, podcasts, video games, interviews, roleplay sessions and articles adapted to the needs of each person in skills of their choice.
One of the key elements of our skills development model is SkillsBank, a software tool developed internally using big data and artificial intelligence that helps us to know in real time what skills are active in our organisation. SkillsBank incorporates recommendations for employees of positions that best match our/their skills and training content based on our/their preferences and motivations.
For the development of new skills, we also encourage geographic and functional mobility, which is a key aspect of talent retention. We therefore foster an open and innovative environment that facilitates the matching of our employees’ interests and backgrounds with real opportunities that maximise learning and movement into the roles of the future.
Universitas Telefónica
Telefónica’s development offer combines technical and human skills. Universitas Telefónica presents a complete range of online training actions, open to our professionals, to accelerate the transformation and adoption of new ways of working and leadership, aligning priorities and nurturing a single culture throughout the Company by empowering employees.
Its technological evolution, together with the opening of a new physical campus at the Company's headquarters, equipped with face-to-face, virtual and hybrid executive education facilities, will enable us to offer, by early 2022, a personalised, ordered and on-demand proposal, ensuring the greatest possible impact.
With all these actions we hope to achieve the goal that more than 50% of employees take part in skilling programmes and actions each year.
> Commitment and motivation of our employees
The commitment of our professionals has always been high on Telefónica’s agenda. For several years now, we have been measuring this through the employee Net Promoter Score (eNPS), which indicates the degree to which the Company's employees recommend the organisation by answering the question:
How likely would you be to recommend your company to people close to you as a good place to work? (1=Definitely would not recommend, 10=Definitely would recommend).

This procedure align ourselves with the customer satisfaction measurement, using the same logic as the Net Promoter Score, (those who award scores of between 9 and 10) minus the percentage of detractors (those who award scores from 1 to 6).
This result is calculated directly for each country and weighted by the number of local employees to give the overall figure. In 2021, we achieved a result of 67% which is an improvement of 2 percentage points on the 2020 result.
A result above 40% is considered excellent and we are part of the select group of companies that are above 60%.
Our challenge now is to keep increasing our professionals’ pride in belonging to our Company, in the conviction that their motivation is the multiplier factor driving these results.
In addition to this annual measurement, we conduct various internal listening exercises in each of our operations, such as opinion surveys as well as regular engagement pulses to gauge the commitment level.

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This is complemented by performance appraisals, exit interviews, incident tracking and whistleblowing channels.
Formula for calculating the eNPS
> Culture of recognition: Valuable People
This programme aims to promote a culture of meritocracy through personal recognition by leaders towards employees and among employees themselves, giving visibility to those individuals and teams that stand out both for their differential contribution and their day-to-day behaviour. It also recognises ‘social volunteers or volunteer teams’ for their extraordinary contribution to a social cause or in an emergency or humanitarian crisis.
During 2021, we adapted the badges to the new brand and created new ones, such as Leadership, Positive and Exceptional Work.
In total, we recorded around 53,854 awards to colleagues and teams, showing that recognition remains in Telefónica’s DNA and we will continue to promote it to connect talent.
> Recognising effort: remuneration policy
GRI 103, 102-35, 102-36, 102-37, 404-3
Telefónica’s remuneration strategy is characterised by its competitive and demanding nature, and its main focus is to attract, retain and motivate the Company’s professionals, so that it can meet its strategic objectives within the highly competitive and globalised framework in which it operates, fostering the generation of long-term value in a sustainable manner for its shareholders.
We encourage growth of our team through the variable remuneration, increasing operating income and return on investment for shareholders, as well as efficiency through improving our OIBDA margin and generating free cash flow. Telefónica is also a company that is fully committed to sustainability; therefore, from 2019, factors such as customer trust, the trust of society at large, diversity and contributing to the fight against climate change, have been given weighting in the variable remuneration of our entire team.
Telefónica offers a competitive and fair remuneration package which can be made up of fixed components, short- and long-term variables, as well as remuneration in kind and other social benefits, adapted to the local practices in the markets where it operates, allowing for customisation and tax efficiency through flexible compensation plans. For example, health insurance, social well-being systems, life insurance, childcare assistance (including day-care services) and food assistance, among others. All these benefits are also part of the family planning aids that the Company makes available to employees.
Telefónica is a company that fosters meritocracy and equal opportunities. Therefore, a significant part of the total remuneration for professionals is on a variable basis and payment is linked to achieving financial, business, value creation and sustainability targets. These objectives must be concrete, measurable, and aligned with the Company’s strategic plan.
Telefónica’s professionals are remunerated consistently according the level of responsibility, leadership, and performance with the organisation. To meet this premise, we ensure that we do not discriminate on the basis of gender, age, origin, sexual orientation, and identity, religion or race, in the application of remuneration practices and policies.
To favour the retention and motivation of key professionals and attraction of the best talent, the emotional salary is also relevant, expressed through new ways of working, work-life balance, a firm commitment to learning and professional development, and a culture of commitment and recognition of our employees.
Similarly, Telefónica is committed to ensuring that the salaries of all its employees exceed, in any case, what is considered to be the ‘living wage’, which not only covers basic needs but also guarantees a good quality of life in each of the countries in which the Group operates, and is committed to maintaining decent remuneration packages that exceed this threshold.
In relation to our Board of Directors, we have a Remuneration Policy for the Directors of Telefónica, S.A., which ensures compliance with best practices in matters of good governance.

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2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Go to chapter 5.1. Annual Report on Remuneration
> Performance reviews
GRI 404-3
Telefónica has a worldwide performance review process for all the employees of the Group. This process is equal for all and the same timetable, guidelines and tools are shared. Although the process is coordinated globally, its managed locally to adapt better to business needs.
This process is aimed at all Group employees who are outside the agreement, around 72% of the workforce.
> Outplacement programs
Since the beginning of 2016, we have had an outplacement service to help relocate employees who leave the Company as a result of redundancy or by joining one of the mutually agreed termination programs launched at certain times.
For six months, we offer:
•Individual work sessions.
•Group sessions and workshops.
•A technological platform to find new opportunities.
The main purpose of all these actions is to help employees to find new opportunities in other companies or in their own businesses.
Progress in 2021
The global skills identification platform, SkillsBank, was rolled out to more than 90,000 employees and more than 35,000 employees have already uploaded their profiles.
In 2021, our professionals completed more than 1.3 million courses, with an average of 13 courses per employee, and an average of 39 hours of training per employee. It is important to note that almost all of our training offer has been digitalised, from 30% of virtual activities in 2019, to 92% today, which means less training in terms of hours but more targeted in terms of impact and relevance.
Universitas Telefónica, as a human skills factory, provided content on personal leadership, team leadership, strategy, and business vision, reaching more than 15,000 people in 2021. The change of method at Universitas has been accompanied by a notable increase in satisfaction with all the training deployed (from 8.2 in 2019 to 8.58 at present).
During 2021, 70% of employees invested in the acquisition and development of new abilities needed for the future in different skilling programmes (Reskilling/Upskilling), among which we can highlight:
•In Spain, the largest Sales Network Transformation and Certification programme in the B2B environment, in which more than 3,000 professionals participated (Key Account, Medium and Customer Engineering sales representatives and team managers) with the aim of boosting IT capabilities and consolidating ourselves as the best partners for our customers in their Digital Transformation process.
•In Brazil, we launched the new Vivo Explore learning platform to promote a culture of learning and knowledge sharing among the company’s 33,000 employees, offering training around technology and digital services, creativity and innovation, wellness, self-care, and personal leadership. More than 89% of the workforce was registered and participating in development actions in 2021.
•In Germany, the Digital Basics programme was launched to provide the entire workforce with an insight into the main key topics of digital transformation: analytics and data science, cloud computing, cybersecurity and data protection, Internet of Things (IoT), Agile, human-centred design or digital ethics. 46% of employees have participated in the programme.
In 2021, we encouraged mobility between the different areas of Telefónica so that 6,422 employees found new professional opportunities within the Group.
In the latest 2020 performance appraisal, conducted between March 2020 and March 2021, we found 74,844 employees eligible for the process and already registered in the Success Factors tool. Of these employees, 62% completed the process successfully.
The results obtained are very positive, not only in terms of numbers but also the quality of the conversations that take place between employees and their managers.
In addition, during 2021, the tool was upgraded improving the reporting systems and including information relating to employee gender and job category, by breaking down the detail of performance appraisal data.
Awards
Telefónica was awarded Best Employer Brand in 2021 by LinkedIn Talent Awards, consolidating the Company as a powerful employer brand within the technology sector and digital world.

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2021
WINNER

Telefónica

Best Employer Brand on LinkedIn

Above 10,000 Employees on LinkedIn

This certificate was awarded by
Ángel Sáenz de Cenzano

Country Manager España y Portugal

LinkedIn
Talent Awards

We also ranked third in LinkedIn’s Top 25 Companies in Spain, which for the first time included a ranking of the best companies to work for.
SAP Quality Awards 2021 also recognised us as a finalist in the Innovation category for the Skilling Program project.
2.6.5.2. Diversity and inclusion
GRI 102-15, 103, 405-1
At Telefónica, we incorporate diversity and inclusion management as a cross-cutting element of our strategy. Diversity, in addition to responding to principles of social justice, helps us to achieve better business results. We therefore design initiatives aimed at fostering a diverse workforce and promoting an organisational culture of equity, plurality, and inclusion, where the unique skills, abilities and ways of thinking of our employees help us make the best decisions for the business.
Diversity management helps us to attract and retain high-potential professionals, to get the best out of our employees, empathise with our customers and innovate.
Governance
We have a structure of internal bodies and figures that evaluate and monitor progress on equality, diversity, and inclusion. These bodies also monitor compliance with performance indicators and alignment with strategic objectives and ensure the involvement of senior management.
•Global Diversity Council: made up of top-level executives, its purpose is to implement and monitor the Company’s diversity strategy.
•Transparency Committee: made up of the Chairman and four executives, it ensures the presence of both genders in the shortlists for the selection processes.
•Chief Diversity Officer: supports the Board and the People department.
•Diversity Champions: they act as internal change agents in all areas of the Company.
•Monitoring Committees for local Equality Plans.
> Committed to equal opportunities
The Global Diversity and Inclusion Policy promotes equality of treatment and opportunities between men and women, as well as between all the demographic groups present in the Company.
The Policy’s priority is to pursue the objective of creating working conditions and environments free of harassment, both in an in-person and digital work environment, and establishes specific procedures for its prevention. At the local level, equality plans establish action protocols aimed at preventing and combating any moral, sexual or gender-based harassment at work.

In addition, the whistleblower channel allows all employees and stakeholders to report, anonymously or personally, if they experience any form of discrimination. A total of 955 complaints were received in 2021, of which 389 were found to be substantiated. Among these, only about 1% were for harassment at work, sexual harassment and/or discrimination. Once analysed, the confirmed cases of discrimination were 0 and, therefore, the were no disciplinary measures or terminations due to discrimination. The total number of substantiated complaints resulted in 152 terminations of employment contracts.

Go to chapter 2.12. Ethics and compliance

Beyond our local policies and plans, in all our operations we ensure the presence of both genders in final shortlists of candidates for internal and external recruitment processes for executive positions. The aforementioned Transparency Committee monitors compliance with this rule.
> Committed to pay equity: closing the pay gap
Telefónica not only promotes equal treatment and opportunities for men and women, but also reinforces the application of the principle of equal pay for equal work or work of equal value, i.e. equal pay for equal work regardless of the gender of the employee.

In order to offer clear and transparent communication, we conduct detailed analyses of gender pay data within the Group in order to identify possible inequalities and establish measures to correct them. We do this by considering all items related to salary, benefits and other short- and long-term incentives, i.e. all payments received by the employee during the year.
Salary inequalities or differences, often known as gender pay gaps, are based on a comparison between the average total pay of men versus the average total pay of women in the workforce.

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In making this comparison, the most important thing to understand is the way the comparison is made, what items are included and how the difference between the average total pay of men and women is measured.
If we only compare the average total pay, without taking into account factors other than gender, we are talking about the gross pay gap. When, in addition to gender, it takes into account country, legal entity, professional category, functional area in which each employee works, seniority and working time pattern (full-time or part-time), then we are talking about an adjusted pay gap. This concept brings us closer to pay equity: equal pay for jobs of equal value.
The result of this comparison between average total pay of men versus average total pay of women is much more than a number, it provides us with information at all levels. We not only analyse wage information but also the socio-economic situation, labour structure, challenges, and business stakes. This is information that helps us to implement measures to close the gap and drive projects forward.
The main reasons for the gender pay gap are very diverse and depend on the country, the nature of the business and the history of the Company. Of these, the most common are:
•Higher proportion of men overall and in leadership and income-generating positions in the telecommunications sector. In 2015, we had 19% women in executive positions and in 2021, 30.4% (including UK) and 29.5% (excluding the UK operation). The number of women in revenue-generating positions in the Company in 2021 was 38%.
•Higher proportion of women on reduced working time: six out of 10 employees on reduced working time are women. To reverse this situation, new models of flexible working can serve as a lever for improvement

For more information, see section 2.6.5.3. New ways of working
•Low presence of women in STEM (Science, Technology, Engineering and Mathematics) careers. We have therefore implemented various initiatives to foster and promote improved access by women and young people to these courses. Currently, 20% of the Company’s STEM positions are held by women.
Understanding the reasons behind the data allows us to guide the strategy and implementation of initiatives that guarantee equal opportunities for all, ultimately leading to the closing of the pay gap.
> Programmes and actions to promote diversity and inclusion
To support our talent management policies, at Telefónica we implement a variety of actions, plans, and programmes which deal with specific issues.
Accordingly, we encourage the recruitment of female talent, young talent and/or talented people with disabilities through the “Talentum” grants. We have therefore launched internship programmes exclusively for women, with a heavy technical component. In addition, we develop career acceleration and visibility enhancement programmes for female employees, which aim to train them in leadership skills and enrich their network of contacts.
In the case of people with disabilities, we promote their integration by implementing employability programmes with training and internships in the Company. In parallel, we provide the necessary tools to remove barriers. In addition, we offer resources to facilitate teamwork, such as the guide, ‘Disability at Work: Everyone’s Responsibility’. Access the guide on the Telefónica website at Talent / Diversity and Inclusion.
At the same time, we work to ensure the accessibility of our facilities, communication channels, products, and services.

Go to chapter 2.7. Digital inclusion
In terms of generational diversity, we have programmes for the development of talent and the empowerment of young professionals selected for their high contribution and projection. In addition, we have launched initiatives to promote employability of over 50s.
In the area of racial and ethnic diversity, we are committed to implementing initiatives to promote ethnic minority leadership. In addition, in those geographies where legislation is favourable, we monitor the racial pay gap and accompany this report with plans for its reduction.

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We are also committed to ensuring that our LGBT+ employees work in safe environments where they feel comfortable and give their best. In this respect, we have specific initiatives to promote the attraction, development, and well-being of transgender people.
In addition to promoting the development of our employees, we have implemented actions that have an impact on their families and immediate environment:
•In the LGBT+ area, we offer specific benefits for LGBT+ couples and parents that go beyond the legal requirements.
•In the area of disability, Telefónica has ATAM, a private social protection system for the families of Telefónica employees with disabilities and dependency. The association offers comprehensive expert advice and direct financial support.
Additionally, in relation to our supply chain, we include diversity criteria in the assessment of our high-risk suppliers through the EcoVadis tool.

Go to chapter 2.16. Responsible supply chain management
> Awareness-raising and affinity groups
The value of differences, awareness of unconscious bias and prejudice, and the importance of inclusive leadership are some of the issues we address during our workshops, manuals, and online courses. In addition, we have conducted mandatory diversity workshops for members of the Board of Directors.
In addition, we have affinity groups for LGBT+ employees, employees with disabilities, employees of different races or ethnicities, young people, and women. These groups, as well as giving visibility to their members, have an important responsibility to raise awareness and sensitise the workforce as a whole.
We assume our responsibility as a social benchmark

At Telefónica, we want to help build a more equal, diverse, and inclusive world, supported by technology. That is why we encourage women to take up STEM careers and entrepreneurship. One example is Scale Up Women, a space dedicated to enabling women entrepreneurs to improve their network of contacts and seek new business opportunities.

> Alliances
In line with our commitment, we have joined different global initiatives which seek to promote the economic and social empowerment of diverse demographic groups, particularly in the workplace, such as:
•GSMA principles for advancing digital inclusion for people with disabilities.
•The Valuable 500 initiative, through which we made four concrete commitments to strengthen the weight of disability on the global agenda.
•The UN standards of conduct for business to protect the rights of LGBT+ people.
•The ClosinGap group of companies to reduce the gender gap in Spain.
•In Brazil, Argentina, Ecuador and Colombia, the initiative, “Women’s Empowerment Principles”, prepared by UN Women and the United Nations Global Compact.
Progress on diversity in 2021
In May 2021, our Board of Directors approved the second edition of the Diversity and Inclusion Policy. It maintains the objective of ensuring a free of prejudices management style, but with a more holistic and transversal vision of diversity.
In relation to the fulfilment of corporate objectives, in 2021 we managed to increase the percentage of women in executive positions by two points, reaching 29.5% of executive women (which rises to 30.4% including the UK). The continued growth of this percentage, which accelerated in 2021, is bringing us closer to meeting our target of 33% in 2024.
At the same time, we exceeded a 30% female presence on our Board of Directors, reaching 33.3% in 2021.
With the aim of promoting equality at all hierarchical levels and closing the gender pay gap, in 2021 we developed different actions to accelerate the careers of our female employees, develop the pipeline of pre-executive talent and attract female talent. Some examples:
•Women in Leadership, a programme to accelerate professional careers and increase visibility aimed at pre-executive staff, whose objective is to provide training in leadership and enrich the network of contacts. It also has a mentoring programme at the end of the course. Approximately 130 women participate in it.
•Empowering Women, which is aimed at all the women in the Company and explores female leadership and the key issues and barriers faced by women who want to

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lead. Approximately 1,000 women participated in it during its first year of existence.
•Internship programmes exclusively for women, with a notable technical component. In Germany, the Woman in Data programme enabled us to train 50 women data analysts.
Regarding the pay gap, the analysis in 2021 shows that the gross pay gap was 21.8% and the adjusted pay gap 1.2%, 1,3 points below the rate in 2020. At Telefónica, during the year, we established a new model for diagnosing salary differences that allowed us to analyse demographic, organisational and remuneration information with a holistic view of all employees.
In 2021, the results of the gender pay gap have increased because T. UK no longer consolidates in the Group annual report. If third parties in United Kingdom were considered within the calculation, the result would have been closed to 19.41%. Following our commitment to transparency of previous years, we publish results taking into account all salary concepts paid during the year.

In addition, we have signed an Equality Framework Agreement with most trade unions to standardise equality plans in all Group companies in Spain, ratifying our ongoing commitment to equality, diversity and co-responsibility between men and women.
In the area of disability, globally, we launched an online course for all employees, with information on the different types of disabilities and tools to facilitate equal treatment. In addition, we provided specific sessions for Recruitment and People teams.
In addition, throughout 2021 we signed agreements with entities that help us to locate candidates with disabilities, with profiles in line with the Company’s needs. Through the Include Programme, developed with the GoodJob Foundation, we trained people with disabilities in cybersecurity, integrating 38 employees into our teams.
Outside the boundaries of our Company, in 2021 we worked to train people with disabilities in the digital skills required by the market. Through our Foundation, we served almost 170,000 people with disabilities. More information on social action in the area of diversity, disability and universal accessibility in the Fundación Telefónica Annual Report located at Fundación Telefónica /Get-to-know-us/Annual-Report website.
In the area of young talent, in 2021 we launched new editions of programmes such as TOP100, a training project for the development of 100 young professionals in Spain; Digital Transformation Development Program, which offers an individual personalised plan for young people in Germany, and; Joven Aprendiz and Trainee, which provides scholarships to young people from ethnic minorities, with disabilities, and from the LGBT+ community in Brazil. In this exercise, Telefónica also supported the Sondersland youth employability and empowerment event.
In terms of diversity by origin, ethnicity, or race, in Brazil we strengthened our Career Development Programme, with new tools to help participants grow professionally, reaching around 100 employees. In addition, we helped fund scholarships for more than 400 employees who declare themselves to be black, and we have made a major effort to promote racially inclusive language, both internally and externally.
In terms of LGBT+ diversity, in 2021 we strengthened our commitment to trans talent. In Spain, we joined FELGTB’s YesWeTrans project and provided training sessions to the selection teams. In Brazil, we hired trans people, approaching 50 employees by the end of the year, and conducted an internal census to better understand our LGBT+ employees.
Beyond promoting gender diversity in our workforce, we work to close gender gaps in society. Along these lines, we joined the ClosinGap group of companies, which seeks to be an engine of social and economic transformation that helps to facilitate the personal and professional development of women.
We are also working to promote the presence of women and young people in STEM careers and entrepreneurship through a total of 52 programmes and initiatives. Some examples are Mujer e Ingeniería, Delas por Elas, #SheTransformsIT, #MujeresHacker and the STEAM Alliance for Female Talent, promoted by the Spanish Ministry of Education and Vocational Training.
Finally, in 2021, we committed to diversity and inclusion in our communications, using different tools and resources. In this respect, we developed the Inclusive Communication Implementation and Best Practices Manual in Spanish and the Vivo Diversidade guide in Portuguese.
Awards
•Bloomberg Gender Equality Index 2021: this distinguishes Telefónica as one of the companies most committed to gender equality in the world.
•The Financial Times recognised Telefónica as one of Europe’s most inclusive employers in its Diversity Leaders ranking.
•Equality in the Company Award from the Institute for Women and Equal Opportunities (DIE): obtained by Telefónica Móviles España, S.A. and Telefónica Soluciones de Informática y Comunicaciones de España S.A.U.
•IBEX Gender Equality Index: selected Telefónica as one of the 33 Spanish listed companies with the greatest presence of women in senior management positions.

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•Great Place to Work: this recognised Telefónica Brazil as one of the best companies for professional women in its Ranking Mulher.
•Employers for Youth: considered Telefónica to be one of the best employers for young people in several Latin American countries.
•The 19th Expansión ‘Innovation in Human Resources’ Awards recognised our Equal Pay: People Equality initiative as one of the most innovative in Human Resources management, recognising our efforts and skill in establishing a model for diagnosing wage differentials. We analyse demographic, organisational and remuneration information with the most innovative technology to identify pay differentials, analyse the reasons behind the numbers, and set up a holistic view of all employees to add value to the business and facilitate decision-making.
2.6.5.3. New ways of working
Before the COVID-19 pandemic, Telefónica was in the process of transforming the way we work, implementing a working culture that allowed us to focus on our customers’ needs, prioritising the delivery of value by being more efficient and innovative, and providing teams with greater autonomy and speed in decision-making. All these changes have been accelerated by the pandemic where, thanks to the road we had travelled and to digitalisation and internal innovation, we managed to have 95% of the staff working remotely in the worst moments of the crisis. Thanks to such lessons, during 2021 we consolidated a new hybrid, flexible and digital working model in all our operators: a working model that increases the engagement, satisfaction, and value delivery of our teams.
The redefinition of our workspaces to be more digital, flexible and collaborative, and a commitment to digital disconnection (Telefónica was a pioneer with an agreement in 2019 with all trade union organisations) and physical and emotional well-being of our people, are also part of this new work model.
> Where and how we work
To design our post-pandemic working model, we consulted employees through surveys and focus groups on how we should work and what activities it makes sense to carry out at the office. Following the input we received, we decided to go for a hybrid model, which gives us flexibility and allows us to obtain the benefits of working in the office (recommended for team-building activities or creative workshops) and at home (suitable for analytical activities and those that require concentration).
In addition, the employee may also choose to work from a second residence (always within the country of employment).
The commitment to a hybrid model is having a positive impact on the motivation, value delivery and well-being of our employees, as can be seen from the various surveys we are conducting. In Spain, 80% of employees believe their team is more productive working within a hybrid model.
The model, agreed with the main trade union bodies in the different countries where we operate, was adapted locally according to the evolution of the pandemic, the needs, and the legal framework of each country.
Outside the workplace, we are focusing on agility as a key lever to become a more flexible and adaptable organisation, more agile and focused on delivering value to our customers.
The new agile ways of working are much more than methodology for Telefónica, they are a means of boosting cultural transformation underpinned by the different local Agile offices. These offices, which combine Business Transformation and People teams, are the main drivers and enablers of change, and allow agile frameworks to be adapted to the particularities of each business and aligned with the strategic priorities of each Unit.
> How we lead
We know that these new ways of working require a change of mindset, so we aim to develop the role of leaders and teams in the new working environments to achieve a flexible and digital culture.
We foster leaders and teams to acquire different competences related with new ways of working based on a culture of flexibility, trust and commitment, as well as the necessary skills required for a collaborative and dynamic work environment based on project management, autonomy and teamwork.
> Digitalised environment
With a hybrid work model, the office becomes less of a place to perform a task and more a space for inspiration, co-creation, and networking among colleagues, thus fostering collaborative work and knowledge management.
Telefónica’s workspaces are therefore open and shared and are technologically equipped for the hybrid model. In addition, we have space management tools and in those places that do not yet have these tools, we are carrying out pilot programmes to implement them in the future.
Similarly, we provide employees with the necessary equipment to be able to perform their work remotely in an appropriate manner, enabling interaction and fostering innovation with collaborative technology such as Microsoft Teams or the corporate social network,

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Workplace, where we also share relevant news and inspirational content.
In addition, in Spain, we provide our employees with different tools so that they can record the start and end of the working day from any location, as required by current local labour legislation.
> Work-life balance
GRI 103
We develop the hybrid model by putting the employee and his or her family at the centre and taking care of their digital health. These new ways of working bring with them new healthy habits where the physical and emotional well-being of our workers in a holistic way takes precedence.
In addition, depending on the geographical area where we operate, we provide our professionals with ergonomic chairs, mobile phones with unlimited data tariffs and the possibility of acquiring office furniture with good conditions.
Reinforcing the digital disconnection agreement, the Company signed in 2019, we delivered courses with new routines and tips to maintain a healthy balance between work and free time, and organise teamwork in the best possible way.
In addition, we create spaces to promote emotional well-being with virtual cafés where we encourage networking.

For more information on emotional health initiatives, go to the section 2.6.5.4 Safety, health and well-being at work
Progress in 2021
Throughout 2021, we worked on the consolidation of a hybrid model consisting of 2-3 days of work in the office and the rest at home, agreeing on the days of attendance with the teams and leader of each area. In some units, the model began being implemented gradually. However, due to the explosive increase in infections due to the spread of the Omicron variant of COVID-19, high levels of remote working continue to be maintained today, with 70% of workers teleworking.
During 2021, further progress was made in adopting agile ways of working in all Group units. In the motivation survey, 38% of employees indicated that they used some kind of agile framework (scrum, kanban, design thinking, lean etc.) and we currently have more than 400 teams working on agile initiatives in all countries.
In Spain, more than 10,000 employees developed their digital capabilities and teleworking skills.
100% of our employees have access to Office 365 and Microsoft Teams to facilitate collaboration in a digital environment.
60% of employees are active users of the corporate social network, Workplace.
In Germany, 800 employees attended information sessions on how to structure their daily work routine effectively. In addition, virtual cafés have been held with 300 participants to ensure team cohesion in a hybrid environment.
In addition, Universitas (our corporate university) provided live training with an average duration of 6 hours to help transform the new ways of working: coaching for leaders, leading virtually, Growth Mindset, the art of gathering (or how to have better virtual meetings) among others, with a total of 16.000+ registered participants and 115 courses delivered.
A number of results-based leadership courses were held, through which more than 600 managers in Spain participated in Breaking Point.
More than 500 participants took part in Multiply your Productivity with the aim of helping to increase productivity.
Team leadership programmes have also been carried out in different areas of the Company (CTO, Movistar+ etc.).
More than 1,700 of the Company’s leaders went through the fully virtual global programme, Ahead of the Unexpected, where we shared and socialised our corporate strategy.
2.6.5.4. Safety, health and well-being at work
GRI 403-1, 403-8, 403-9, 403-10
At Telefónica, we understand the concept of occupational health and safety to cover a state of complete physical, mental, and social well-being in harmony with the environment. The measures that promote health in the Company not only help employees and ensure long-term business success, but also have positive effects in society as a whole.
The Quality and Sustainability Committee is responsible for promoting the development of the Global Responsible Business Plan, which was approved by the Board of Directors and places emphasis on safeguarding and promoting the Health, Safety and Well-being (HSW) of our employees in the workplace.

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Our safety, health and well-being policy
We are committed to:
> Management systems: prevention of work-related accidents and occupational diseases
GRI 403-1, 403-2
We establish procedures to identify hazards and assess risks in order to prevent work-related accidents and occupational diseases, ensuring compliance with the legal requirements in force in each country. Additionally, we adopt, in a complementary manner and in accordance with the principle of prevention, other requirements based on local regulations or international standards.
The processes for identifying hazards, assessing risks, and preventing accidents and occupational diseases are set out in the Global Health and Safety Policy, as well as in the various local health and safety policies. These processes vary from country to country, but all are aimed at eliminating hazards and minimising risks.
In Spain, risk identification is carried out in various ways: specific reports are produced to analyse a given situation; risk assessments are carried out in workplaces, and accident investigations are carried out. The results of this technical activity are included in the so-called ‘Preventive Planning’, which is sent to the corresponding management units so they can plan and develop the necessary corrective actions.
In Brazil, we have a platform for identification and evaluation of Hazards and Risks, called the SOGI PRSSO (Hazards and Risks at Work) module.
In Germany, there is an accident-reporting process. Accidents are registered in the accident database and an analysis of the accidents is performed by occupational safety specialists using a checklist.
We also have processes in place at each operator to investigate work-related accidents.
In Spain, once the accident has been determined by the occupational doctor, it is reported to the Service for the Prevention of Industrial Hazards, which assigns a prevention technician to conduct the accident investigation. The investigation report includes a series of conclusions and recommendations of which the employee and his or her immediate superior are informed. If any additional action is required, it is also communicated to the management unit for repair or adaptation of the detected accident.
In Brazil, we have a Technical Instruction for the Management of Workplace Incidents and Accidents and a standard form for the recording and investigation of accidents at work.
In Germany, key problems identified are discussed in occupational safety committees and measures are drawn up.
Currently, 98% of our employees are covered by a safety, health and well-being management system, where 44% are covered by a certified system (based on ISO 45001 or OHSAS 18001 standards). Due to the increase in the workforce considered for the calculation, this percentage has been reduced compared to 2020.
Our work plan with regard to 2022 covers the implementation of a health, safety and well-being system at all our operators; the main markets will be certified under the new ISO 45001 standard.
> Occupational health services
GRI 403-3
In all countries, we have health services with essentially preventive and health-promoting functions.
In some countries they are covered by their in-house staff:
•In Spain, this occurs with the Joint Service for the Prevention of Industrial Hazards.
•In Brazil, it occurs with specialised providers that we contract for acupuncture programmes, mental health (psychologists), nutrition, physiotherapy, meditation, primary care (Einstein Clinic), pregnancy programmes,

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exercise in the workplace, chronic disease management, telemedicine, executive check-up, etc.
In most workplaces, we have on-site medical care, and where this is not available, employees have access to medical services through the various health plans.
In addition, in all operations we have an Emergency Plan in which there are teams of people trained in first aid who act in the event of any emergency or natural disaster. We also have early warnings and specially trained teams (through drills) prepared to deal with such events.
> Health and safety training and worker representation
GRI 403-4, 403-5
Training and awareness-raising
All employees have online courses available to them on occupational health, safety and well-being. In addition, ongoing and specific training is undertaken with the local teams in the countries on implementation of health, safety and well-being management systems and numerous health and awareness-raising campaigns.
Worker representation and participation
We promote information, consultation and participation for workers and other stakeholders to ensure healthy and safe workplaces. Worker representation on joint health and safety committees is the established model in the different countries where we are present; 90% of our employees are represented on these committees.
In Spain, we have a central Health and Safety Committee, which meets monthly, and we reinforce it with provincial committees that meet every three months. In Germany, its occupational safety committee meets every quarter.

See section 2.6.5.3. New ways of working
> Promotion of employees’ health
GRI 403-3, 403-6
At Telefónica, we encourage and promote the physical and mental health of our employees, both in the workplace and their personal and family environments. In line with our aim to be a benchmark for corporate well-being, generating a positive impact on our employees, collaborators, their environment and the organisation, we implement initiatives that promote a culture of well-being at all levels of the organisation, offering workers health and well-being benefits.
In addition, we raise awareness through various health programmes such as the Wellness Community in Spain, Feel Good in Spain and Germany, and Vivo Bem-Esta in Brazil. Through these programmes, we promote initiatives that raise awareness of nutrition, health, physical activity, and emotional issues.
We offer a portfolio of social benefits tailored to local practices in markets where we operate, including universal health insurance for all employees and support for people with disabilities.
We promote well-being and the psycho-social environment in the workplace to reduce emotional and mental stress. Along these lines, in Brazil there is the Conte Comigo programme, which offers support from social workers and psychologists with consultations. In Spain, the health and well-being programme addresses stress as a psycho-social risk. In Germany, we have Feel Good Balance, where we offer relaxation courses, stress management courses or resilience offers.
All these programmes help to implement corrective and preventive measures in each country.
In addition, the psycho-social working environment is one of the performance indicators that Telefónica publicly committed to address.
We facilitate workers’ access to these services and wellness programmes through comprehensive communication campaigns. In addition, we run various training courses on emotional health, stress management, time management, leadership style and suicide prevention, among others.
In most countries, we have platforms that help us promote physical activity, such as Gympass. In addition, we provide our employees with healthy products in the vending machines and nutrition programmes with nutritionists, who draw up a dietary plan adapted to each participant.
In addition, we help to build environments that promote a higher quality of life and comfort by including lactation rooms, bicycle parking and changing rooms in our buildings.
> Commitment to our suppliers
GRI 403-7
We foster best practices regarding health, safety, and well-being in our supply chain and with our partners. All our suppliers sign up to the Supply Chain Sustainability Policy, which sets out compliance obligations in this area.
It is in the activities of our suppliers where there is a greater risk of having an occupational accident, and therefore we focus on promoting and reinforcing best practices in health, safety, and well-being in working with them. Proof of this is the Proyecto Aliados initiative, whereby audits oriented towards occupational health and safety are performed and complemented by meetings with contractors and development of improvement schemes.

Consolidated Annual Report 2021	Telefónica, S. A.	135

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Supplier management
Step 1	All our suppliers must accept and sign our minimum standards regarding health and safety at work.
Step 2	Risk analysis and identification of high-risk suppliers.
Step 3	Audits (administrative or on-site) of high-risk suppliers.
Step 4	Engagement with suppliers to improve the health and safety of those who work with us in our supply chain.

Go to chapter 2.16. Responsible supply chain management
> Employee health and safety: COVID-19 crisis management
GRI 103
In 2021, the pandemic context posed numerous challenges in all the countries where we are present. Our management focused on the safety of our employees, customers, and partners.

The formula that has allowed us to manage this pandemic is a balanced mix of data analysis, active participation in international forums (WHO and United Nations) and daily interpretation of qualitative information (press, trends, news agencies, specialised studies).
With minor adaptations to existing tools, we have extracted maximum performance from the data and made safe progress on both health protection objectives and business challenges.
Currently, 16% of the workforce has had the disease. We have recorded 102 deaths, but so far we have had no outbreaks in our workplaces. These data are the result of a major coordination effort between many areas and countries.
The impacts per country are very different. The graph below shows the distribution by organisation and geography:
COVID-19 Telefónica Global
Active Cases
We have made a significant effort to protect our employees by ensuring safe and healthy workplaces. In 2021, we thus continued to move forward with the previously designed Return Plan, which aims to safeguard health and safety, ensure the activity of people and the service to our customers, and prevent future risks.

The actions to meet these objectives varied, based on the evolution of the pandemic and criteria based on business activities and employee groups.
Each of these stages was agreed with the main trade union bodies, both in Spain and globally: UGT, CC.OO. and UNI Global Union (trade union coordination)

Consolidated Annual Report 2021	Telefónica, S. A.	136

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Return plan

STAGE 1
RISK
E-WORK
Health and safety
We bring back activities minimised by lockdown
Support for the team
STAGE 2
RISK SUBSIDES
E-WORK
Health and safety
Progressive return to all activities
Support for the team
Initial Stage 2
Advanced Stage 2
STAGE 3
PANDEMIC CONTROLLED
New normal
E-WORK
Acceleration of the transformation
Implementing a new operating model and ways of working
Change management

Time planning is different in each country and subject to many variables: key country indicators, active cases of the Company in this location, conditions for return. For this reason, although the plan is the same, implementation occurs at different times.
At the close of this report, the status of our footprint was as indicated in the graph. However, due to the arrival of the Omicron variant, we have adapted our prevention measures to the situation at any given time. As always, protecting our health is our top priority, which is why we again prioritised the option of telework and flexibility in all countries until the pandemic is brought under control again.
Stages of the return
Trade union coordination for the COVID-19 return plan
At all times, the Return Plan has been addressed jointly between Telefónica and the main trade unions in Spain, UGT and CC.OO., as well as UNI Global Union.
During 2021, appropriate systems were established locally in each country through health and hygiene committees, temporary committees linked to COVID-19, or other instruments of dialogue to ensure compliance with the agreements and review any extraordinary accidents that may arise before the pandemic is under control.
It also includes a commitment to create spaces for collaboration in the field of collective bargaining, with the aim of analysing and capitalising on the lessons learned from the management of the pandemic in order to consolidate teleworking and flexibility schemes, as well as new health and coexistence protocols.
Progress in 2021
•In Spain, we have a ‘well-being’ community where activities and talks on well-being and health that are closely connected to the three main pillars of health: emotional, physical, and nutritional health. Some examples in the field of mental health are: Shinrin Yoku (forest baths) and laughter therapy workshops. In nutritional health, we give different webinars: how to transform your health - from the Rafa Nadal Academy - and energy nutrition are examples. In physical health, we have held weekly virtual sessions with personal trainings and introductory outdoor yoga sessions.
•Launch of Vivo Bem-Estar to promote physical and mental health and a more diverse and collaborative work environment.
•We held a wellness week in different countries where we shared content on emotional health, physical activity, healthy eating, self-awareness, and happiness.
•Brazil carried out the Living Wellness challenge to encourage the practice of physical activity and meditation through gamification with more than 1,300 participants and 16,000 hours of sports and meditation activities.
•Brazil launched the Wellness Space in +600m2, where acupuncturists, psychologists, nutritionists, and physiotherapists serve 33,000 employees and can be accessed in person or online.
•Germany took part in the Digital O2 Telefónica Run, where more than 1,600 employees participated in collecting the highest number of steps via an app to raise money to support a charity project.
•Regarding the prevention of addictive behaviours, Brazil, through its ‘Conte Comigo’ programme, initiated a pilot programme and Spain has included it in the agenda to be developed within its health and well-being programme.
•During 2021, cancer awareness and prevention activities (colon, breast, prostate) were carried out in Spain, Brazil and Germany.
•We have specific COVID-19 monitoring committees at local level to ensure that prevention and health surveillance actions are adopted with the full participation of workers’ representatives. In this way, we fulfil the dual objective of preserving health and monitoring the safe return to the office.
•We implemented a new working model that focuses on four pillars.

Consolidated Annual Report 2021	Telefónica, S. A.	137

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

For more information, see section 2.6.5.3. New ways of working
In line with the evolution of the pandemic, all measures adopted in 2020 have been updated to ensure the health and safety of our employees.
Awards
◦Germany wins Corporate Health Award 2021, the most prestigious award related to occupational health management in Germany.
◦Renewal of the Healthy Company certification (Spain).
◦“Quirón Protocolo Seguro COVID-19” Seal (Sep 2021): this is one of the most rigorous certifications in Spain and endorses the hygienic, sanitary, interpersonal distancing and organisational measures that have been taken in our Company with regard to COVID-19.
◦Renewal of the AENOR certificate for the protocols implemented in a total of 900 Movistar shops throughout Spain in relation to COVID-19.

MILESTONES
→ We launched hybrid working models: remote and in-person at 100% of our operators.
→ We were included in the Bloomberg Gender Equality Index in 2021.
→ We increased the percentage of women in executive positions in the Group to 29.5% (30.4% including the UK operation).

Consolidated Annual Report 2021	Telefónica, S. A.	138

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.6.6. Main indicators
GRI 102-8, 102-38, 102-39, 102-41, 202-1, 401-1,403-8, 403-9, 403-10, 404-1, 404-3, 405-1, 405-2
2.6.6.1. Health and safety at work
GRI 103, 403-8, 403-9, 403-10
Main occupational health and safety indicators

Indicators (1)	Germany		Brazil		Spain		United Kingdom		Hispam (4)
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Number of hours of absenteeism (men)	494,016	378,696	774,808	1,767,032	132,288	618,168	292,904	148,216	808,480	784,838
Number of hours of absenteeism (women)	485,904	381,496	771,592	2,110,544	177,592	902,192	302,920	189,280	587,648	574,964
Number of hours of absenteeism TOTAL	979,920	760,192	1,546,400	3,877,576	309,880	1,520,360	595,824	337,496	1,396,128	1,359,802
Absenteeism rate (men)	0.05	0.04	0.02	0.05	0.00	0.02	0.04	0.05	0.02	0.02
Absenteeism rate (women)	0.09	0.08	0.03	0.08	0.01	0.05	0.07	0.10	0.02	0.03
Absenteeism rate TOTAL	0.07	0.05	0.02	0.06	0.01	0.03	0.05	0.06	0.02	0.02
Lost day rate / severity (men) (2)	11.64	12.13	7.02	3.04	3.92	45.99	2.01	0.00	58.61	82.01
Lost day rate / severity (women) (2)	14.35	8.18	0.72	0.41	6.20	8.26	12.47	10.84	22.54	19.76
Lost day rate / severity TOTAL (2)	12.60	10.77	4.48	1.97	4.72	32.73	5.94	4.07	45.58	59.13
Lost day rate / severity (men) (3)	11.64	12.13	7.02	3.04	3.92	45.05	2.01	0.00	107.60	179.00
Lost day rate / severity (women) (3)	14.35	8.18	0.72	0.41	6.20	8.26	12.47	10.84	59.56	112.16
Lost day rate / severity TOTAL (3)	12.60	10.77	4.48	1.97	4.72	32.12	5.94	4.07	90.25	154.44
Accident frequency rate (men)	0.25	0.37	0.57	0.40	0.12	0.24	0.00	0.00	1.12	1.50
Accident frequency rate (women)	0.94	0.33	0.05	0.14	0.12	0.16	0.04	0.00	0.52	0.36

Consolidated Annual Report 2021	Telefónica, S. A.	139

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Indicators (1)	Germany		Brazil		Spain		United Kingdom		Hispam (4)
Accident frequency rate TOTAL	0.49	0.36	0.36	0.30	0.12	0.21	0.02	0.00	0.91	1.08
Occupational disease rate (men) (2)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.00
Occupational disease rate (women) (2)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.06	0.00
Occupational disease rate TOTAL (2)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.00
Occupational disease rate (men) (3)	0.00	0.00	0.00	0.12	0.00	0.00	0.00	0.00	2.43	6.61
Occupational disease rate (women) (3)	0.00	0.00	0.00	0.17	0.00	0.00	0.00	0.00	2.33	6.86
Occupational disease rate TOTAL (3)	0.00	0.00	0.00	0.14	0.00	0.00	0.00	0.00	2.39	6.71
Total number of occupational injuries with major consequences (Men) (5)	0	0	0	0	0	0	0	0	1	8
Total number of occupational injuries with major consequences (Women) (5)	0	0	0	0	0	0	0	0	1	0
Total number of occupational injuries with major consequences TOTAL (5)	n.a.	0	n.a.	0	n.a.	0	n.a.	0	n.a.	8
Rate of occupational injuries with major consequences TOTAL (5)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2.00	8.00
Total number of recordable occupational injuries (Men)	12	11	0	0	22	49	0	0	274	419
Total number of recordable occupational injuries (Women)	25	4	0	0	12	37	1	0	75	58
Total number of recordable occupational injuries TOTAL	37	15	0	0	34	86	1	0	349	477

Consolidated Annual Report 2021	Telefónica, S. A.	140

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Indicators (1)	Germany		Brazil		Spain		United Kingdom		Hispam (4)
Rate of recordable occupational injuries (TOTAL)	0.49	0.22	0.00	0.00	0.12	0.32	0.02	0.00	1.03	1.55
Number of deaths resulting from an occupational injury (Men)	0	0	0	0	0	0	0	0	1	0
Number of deaths resulting from an occupational injury (Women)	0	0	0	0	0	0	0	0	0	0
Number of deaths resulting from an occupational injury (TOTAL)	0	0	0	0	0	0	0	0	1	0
Rate of deaths resulting from an occupational injury TOTAL	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Number of hours worked (TOTAL)	14,996,612	13,909,860	62,885,220	62,957,490	56,321,381	54,162,018	11,918,370	5,263,110	67,724,712	61,617,883
Number of deaths resulting from an occupational disease or illness (TOTAL)	0.00	0	0	0	0	0	0	0	0	0
Number of employees covered by the Health and Safety Management System	7,701	7,368	33,064	33,072	17,497	27,271	100	5,632	15,642	28,042
% of employees covered by the Health and Safety Management System	100%	100%	98%	97%	76%	100%	2%	98%	47%	88%
Number of employees covered by the Health and Safety Management System subject to internal audit	7,701	0	0	32,761	17,497	26,332	100	5,632	10,673	27,403
% of employees covered by the Health and Safety Management System subject to internal audit	100%	0%	0%	97%	76%	96%	2%	98%	32%	86%

Consolidated Annual Report 2021	Telefónica, S. A.	141

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Indicators (1)	Germany		Brazil		Spain		United Kingdom		Hispam (4)
Number of employees covered by the Health and Safety Management System subject to third party certification or auditing	7,701	7,368	0	0	17,497	24,193	100	5,632	20,613	31,125
% of employees covered by the Health and Safety Management System subject to third party certification or auditing	100%	100%	0%	0%	76%	89%	2%	98%	62%	98%
Due to the joint venture with Virgin Media UK, the companies included in the UK region were removed from the Group’s scope of consolidation as of 1 June 2021, and therefore only the information up to that date is reflected.

Notes on the indicators:

-Absenteeism rate = total number of days lost due to absence / total days worked per year.
-Lost day rate (severity) = total number of days lost due to accidents in the workplace with leave and occupational disease / total hours worked per year) x 200,000
-Accident frequency rate = (total number of accidents in the workplace with leave / total number of hours worked per year) x 200,000.
-Occupational disease rate = (total number of occupational diseases / total number of hours worked per year) x 200,000.
-Rate of occupational injuries with major consequences = (number of occupational injuries with major consequences (excluding deaths) / Number of hours worked) × 200,000.
-Rate of injuries due to recordable occupational accidents = (number of injuries due to recordable occupational accidents / Number of hours worked) × 200,000
-Death rate as a result of occupational accidents = (Number of deaths resulting from injuries due to occupational accidents / Number of hours worked) × 200,000.
(1) To improve the quality of the data, we have reported data related to occupational diseases based on two criteria: 1. On the basis of a global definition based on the list of occupational diseases from the International Labour Organization (ILO). 2. On the basis of local legislation, regulations and rules, as in previous years. This distinction is necessary in order to understand the differences between countries, e.g., the employment regulations in the United Kingdom contain a larger number of occupational diseases (e.g., stress) than the rest of the regions in which Telefónica operates, and therefore the rates associated with occupational diseases are higher in the United Kingdom. Additionally, in 2020 in Argentina, according to local legislation, COVID-19 is being considered as an occupational disease.
(2) Based on the list of occupational diseases from the International Labour Organization.
(3) Based on the list of occupational diseases in local legislation, regulations and rules.
(4) In 2020 and 2021, Hispam comprises: Argentina, Chile, Colombia, Ecuador, Mexico, Perú, Uruguay, and Venezuela.
(5) Not including deaths.

Consolidated Annual Report 2021	Telefónica, S. A.	142

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Relevant indicators joint venture O2 UK and Virgin Media UK(6)
-Work absenteeism rate: O2 UK = 5%; Virgin Media UK= 10%
-Accident frequency rate: O2 UK = 0.28; Virgin Media UK = 0.32
-Incidence Rate of Occupational Diseases (Based on legislation, regulation and local standards): O2 UK = 0 ; Virgin Media UK = 14.67

*O2 UK data consolidates the information from January 1 to December 31, and Virgin Media UK information is consolidated from January 1 to October 31, 2021.

Coverage of the health and safety management system at work

Indicators (*)	Total Group (%)
2021
% of employees covered by Health and Safety management system implemented and certified under ISO 45001 standard	44.1%
% of employees covered by Health and Safety management system implemented without certification	54.3%
% of employees covered by Health and Safety management systems implemented	98.4%
(*)For 2021, coverage has been calculated on the basis of the average physical workforce, both for employees who have been part of the Group and those who are covered at year-end.
The indicators reflect the percentage of employees covered by a certified health and safety management system ( ISO 45001 standard) or a management system in place but not certified.

98.4% indicates the sum of the percentage of employees who are covered by a certified or uncertified management system.

6Absenteeism Rate:
–O2 UK: Total no. of days lost due to any cause / Total annual working days. Note 1: "Any cause" refers to "Total number of days lost due to: accident at work with sick leave, non-occupational accident, occupational disease, common disease and non-permitted absences". Note 2: Allowed absences such as holidays, study leave, maternity or paternity leave and free days are not included.
–Virgin Media UK: (total days lost due to work-related and non-work related illnesses/accidents, e.g. flu)'/'total days worked per staff'(Total number of employees (headcount, year-end)'×221.4).
Absence: an employee absent from work due to a disability of any kind (e.g. illness/flu), not only as a result of a work-related injury or illness. Permitted absences such as holiday, study, maternity or paternity and family leave are excluded.
Accident frequency rate:
–O2 UK: (Total no. of accidents at work resulting in time off work / Annual working hours ) * 200 000. Note: Including accidents resulting in death.
–Virgin Media UK: Total number of recordable workplace injuries*200 000/'Total hours worked per workforce'(Total number of employees (headcount, end of year)'×221.4).
Accident rate (per 200,000 hours worked). Injury: A fatal or non-fatal injury arising out of or in the course of work. Generally, this should include injuries reported on the way to and from work, as well as during work, whether on or off-site. Please note that we only collect "Recordable Injuries". These are those where medical attention from a health professional is required and time loss occurs.
Incidence rate of occupational diseases:
–O2 UK: (Total no. of occupational diseases / Annual working hours) * 200000 Note 1: If local legislation, regulation or standard is based on the ILO list of occupational diseases, this indicator does not need to be reported. Note 2: Include occupational diseases that are required to be reported by legislation, regulation or local standard, but are not included in the ILO list of occupational diseases (e.g. stress or other psychosocial diseases). Note 3: Common diseases are not considered as occupational diseases.
–Virgin Media UK: Number of employees who reported an occupational disease (e.g. stress) and/or work-related accident' * 200000 / Total hours worked per workforce' (Total number of employees (number of employees, end of year)'×221.4). Occupational disease rate (per 200,000 hours worked).

Consolidated Annual Report 2021	Telefónica, S. A.	143

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.6.6.2. Staffing and diversity indicators
GRI 102-8, 401-1, 405-1
> Structure of the Board of Directors
Members of the Board of Directors by gender and age in 2021

Age range	Men	%	Women	%	Total	%
50 or more	10	77%	3	23%	13	87%
From 35 to 49	—	—%	2	100%	2	13%
Under 35	—	—%	—	—%	—	—%
TOTAL	10	66.7%	5	33.3%	15	100%
> Indicators of distribution of employees and contracts
Total number and distribution of employees by country

	Physical Staff		% Physical Staff
Country	2020	2021	2020	2021
Spain	28,560	28,949	25.4%	27.9%
Brazil	34,432	34,746	30.6%	33.4%
Germany	7,926	7,238	7.1%	7.0%
Hispam	34,687	32,091	30.9%	30.9%
Argentina	13,618	12,276	12.1%	11.8%
Chile	4,269	4,053	3.8%	3.9%
Colombia	6,435	5,965	5.7%	5.7%
Ecuador	1,028	922	0.9%	0.9%
Mexico	1,843	2,097	1.6%	2.0%
Peru	5,148	4,557	4.6%	4.4%
Uruguay	633	580	0.6%	0.6%
Venezuela	1,713	1,641	1.5%	1.6%
Others	422	910	0.4%	0.9%
Total Group	112,349	103,934	100%	100%
(1) The Group’s average physical staff sin 2021 was 107,416 employees.
(2) The Group’s equivalent (FTE) staff in 2021 was 100,325 employees.
(3) Due to the joint venture between O2 UK and Virgin Media UK, the companies that make up the joint venture, and were included in the UK region, were removed from the Group’s consolidation perimeter as of 1 June 2021, so that at the report’s closing date (31 December 2021) they were not accounted for. At the end of 2021 (31 December), O2 UK headcount was of 6,153 (2,392 women, 3,749 men and 12 non-gender-identified). At the end of October 2021, Virgin Media UK headcount was of 11,697 (3,185 women and 8,512 men).
On the other hand, employees of companies that were not part of the joint venture, but were part of the geography, became part of the scope of Others in the 2021 financial year.
However, indicators reflecting the cumulative staffing situation between 1 January and 31 May 2021 are reflected.

Consolidated Annual Report 2021	Telefónica, S. A.	144

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Total number and distribution of employees by gender, age range, professional category and region

TOTAL GROUP		50 or more		From 35 to 49		Under 35		Total
		2020	2021	2020	2021	2020	2021	2020	2021
Executives	Men	959	736	2,220	1,946	179	139	3,358	2,821
	%	5%	4%	7%	6%	1%	1%	5%	4%
	Women	289	246	1,120	1,025	103	87	1,512	1,358
	%	5%	4%	5%	5%	1%	1%	4%	3%
	TOTAL	1,248	982	3,340	2,971	282	226	4,870	4,179
	%	5%	4%	6%	6%	1%	1%	4%	4%
Middle Management	Men	1,916	1,516	4,362	3,462	1,028	652	7,306	5,630
	%	10%	9%	14%	11%	5%	4%	10%	9%
	Women	529	355	2,137	1,602	592	361	3,258	2,318
	%	8%	6%	10%	8%	4%	3%	8%	6%
	TOTAL	2,445	1,871	6,499	5,064	1,620	1,013	10,564	7,948
	%	10%	8%	12%	10%	5%	3%	9%	8%
Other Professionals	Men	16,090	14,678	25,051	25,683	17,833	15,568	58,974	55,929
	%	85%	87%	79%	83%	94%	95%	85%	87%
	Women	5,601	4,951	17,739	18,075	14,601	12,852	37,941	35,878
	%	87%	89%	84%	87%	95%	97%	89%	91%
	TOTAL	21,691	19,629	42,790	43,758	32,434	28,420	96,915	91,807
	%	85%	87%	81%	84%	94%	96%	86%	88%
Total	Men	18,965	16,930	31,633	31,091	19,040	16,359	69,638	64,380
	%	27%	26%	45%	48%	27%	25%	62%	62%
	Women	6,419	5,552	20,996	20,702	15,296	13,300	42,711	39,554
	%	15%	14%	49%	52%	36%	34%	38%	38%
	TOTAL	25,384	22,482	52,629	51,793	34,336	29,659	112,349	103,934
	%	23%	22%	47%	50%	31%	29%	100%	100%

Consolidated Annual Report 2021	Telefónica, S. A.	145

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

GERMANY		50 or more		From 35 to 49		Under 35		Total
		2020	2021	2020	2021	2020	2021	2020	2021
Executives	Men	77	65	96	93	3	6	176	164
	%	6%	5%	4%	4%	0.3%	1%	4%	4%
	Women	18	18	34	39	3	2	55	59
	%	3%	3%	2%	3%	0.4%	0%	2%	2%
	TOTAL	95	83	130	132	6	8	231	223
	%	5%	5%	3%	3%	0.3%	0.5%	3%	3%
Middle Management	Men	121	108	371	356	69	67	561	531
	%	9%	9%	15%	15%	6%	7%	11%	12%
	Women	38	33	107	99	25	24	170	156
	%	6%	6%	7%	7%	3%	4%	6%	6%
	TOTAL	159	141	478	455	94	91	731	687
	%	8%	8%	12%	12%	5%	6%	9%	9%
Other Professionals	Men	1,123	1,016	2,002	1,962	1,101	904	4,226	3,882
	%	85%	85%	81%	81%	94%	93%	85%	85%
	Women	609	486	1,397	1,352	732	608	2,738	2,446
	%	92%	91%	91%	91%	96%	96%	92%	92%
	TOTAL	1,732	1,502	3,399	3,314	1,833	1,512	6,964	6,328
	%	87%	87%	85%	85%	95%	94%	88%	87%
Total	Men	1,321	1,189	2,469	2,411	1,173	977	4,963	4,577
	%	27%	26%	50%	53%	24%	21%	63%	63%
	Women	665	537	1,538	1,490	760	634	2,963	2,661
	%	22%	20%	52%	56%	26%	24%	37%	37%
	TOTAL	1,986	1,726	4,007	3,901	1,933	1,611	7,926	7,238
	%	25%	24%	51%	54%	24%	22%	100%	100%

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

BRAZIL		50 or more		From 35 to 49		Under 35		Total
		2020	2021	2020	2021	2020	2021	2020	2021
Executives	Men	155	128	813	836	109	112	1,077	1,076
	%	8%	7%	8%	8%	1%	1%	5%	5%
	Women	43	41	413	440	59	73	515	554
	%	6%	7%	7%	7%	1%	1%	4%	4%
	Total	198	169	1,226	1,276	168	185	1,592	1,630
	%	8%	7%	8%	8%	1%	1%	5%	5%
Middle Management	Men	217	204	978	1,006	306	290	1,501	1,500
	%	12%	12%	10%	10%	4%	4%	8%	7%
	Women	29	22	354	352	230	175	613	549
	%	4%	4%	6%	6%	3%	2%	4%	4%
	Total	246	226	1,332	1,358	536	465	2,114	2,049
	%	10%	10%	9%	8%	3%	3%	6%	6%
Other Professionals	Men	1,465	1,432	7,810	8,299	8,116	7,713	17,391	17,444
	%	80%	81%	81%	82%	95%	95%	87%	87%
	Women	596	551	5,099	5,502	7,640	7,570	13,335	13,623
	%	89%	90%	87%	87%	96%	97%	92%	93%
	Total	2,061	1,983	12,909	13,801	15,756	15,283	30,726	31,067
	%	82%	83%	83%	84%	96%	96%	89%	89%
Total	Men	1,837	1,764	9,601	10,141	8,531	8,115	19,969	20,020
	%	9%	9%	48%	51%	43%	41%	58%	58%
	Women	668	614	5,866	6,294	7,929	7,818	14,463	14,726
	%	5%	4%	41%	43%	55%	53%	42%	42%
	Total	2,505	2,378	15,467	16,435	16,460	15,933	34,432	34,746
	%	7%	7%	45%	47%	48%	46%	100%	100%

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

SPAIN		50 or more		From 35 to 49		Under 35		Total
		2020	2021	2020	2021	2020	2021	2020	2021
Executives	Men	394	358	693	661	16	12	1,103	1,031
	%	5%	4%	9%	8%	1%	1%	6%	6%
	Women	142	133	343	368	16	9	501	510
	%	5%	4%	6%	6%	1%	1%	5%	5%
	Total	536	491	1,036	1,029	32	21	1,604	1,541
	%	5%	4%	8%	7%	1%	1%	6%	5%
Middle Management	Men	639	567	1,134	699	187	41	1,960	1,307
	%	7%	7%	15%	9%	8%	2%	11%	7%
	Women	218	175	665	394	103	24	986	593
	%	7%	6%	12%	7%	7%	2%	10%	6%
	Total	857	742	1,799	1,093	290	65	2,946	1,900
	%	7%	6%	14%	8%	8%	2%	10%	7%
Other Professionals	Men	7,667	7,722	5,640	6,529	2,016	2,086	15,323	16,337
	%	88%	89%	76%	83%	91%	98%	83%	87%
	Women	2,755	2,790	4,564	5,095	1,368	1,286	8,687	9,171
	%	88%	90%	82%	87%	92%	97%	85%	89%
	Total	10,422	10,512	10,204	11,624	3,384	3,372	24,010	25,508
	%	88%	90%	78%	85%	91%	98%	84%	88%
Total	Men	8,700	8,647	7,467	7,889	2,219	2,139	18,386	18,675
	%	47%	46%	41%	42%	12%	11%	64%	65%
	Women	3,115	3,098	5,572	5,857	1,487	1,319	10,174	10,274
	%	31%	30%	55%	57%	15%	13%	36%	35%
	Total	11,815	11,745	13,039	13,746	3,706	3,458	28,560	28,949
	%	41%	41%	46%	47%	13%	12%	100%	100%

Consolidated Annual Report 2021	Telefónica, S. A.	148

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

HISPAM		50 or more		From 35 to 49		Under 35		Total
		2020	2021	2020	2021	2020	2021	2020	2021
Executives	Men	233	170	461	329	41	9	735	508
	%	4%	3%	4%	3%	1%	0%	3%	2%
	Women	59	50	238	167	19	3	316	220
	%	4%	4%	3%	2%	—%	—%	3%	2%
	Total	292	220	699	496	60	12	1,051	728
	%	4%	3%	4%	3%	1%	—%	3%	2%
Middle Management	Men	698	606	1,377	1,353	295	237	2,370	2,196
	%	11%	12%	13%	13%	5%	5%	11%	11%
	Women	147	113	747	736	143	131	1,037	980
	%	10%	9%	11%	11%	4%	4%	8%	8%
	Total	845	719	2,124	2,089	438	368	3,407	3,176
	%	11%	11%	12%	12%	5%	4%	10%	10%
Other Professionals	Men	5,325	4,408	8,489	8,625	5,294	4,708	19,108	17,741
	%	85%	85%	82%	84%	94%	95%	86%	87%
	Women	1,321	1,089	5,918	6,028	3,882	3,329	11,121	10,446
	%	87%	87%	86%	87%	96%	96%	89%	90%
	Total	6,646	5,497	14,407	14,653	9,176	8,037	30,229	28,187
	%	85%	85%	84%	85%	95%	95%	87%	88%
Total	Men	6,256	5,184	10,327	10,307	5,630	4,954	22,213	20,445
	%	28%	25%	46%	50%	25%	24%	64%	64%
	Women	1,527	1,252	6,903	6,931	4,044	3,463	12,474	11,646
	%	12%	11%	55%	60%	32%	30%	36%	36%
	Total	7,783	6,436	17,230	17,238	9,674	8,417	34,687	32,091
	%	22%	20%	50%	54%	28%	26%	100%	100%

OTHERS		50 or more		From 35 to 49		Under 35		Total
		2020	2021	2020	2021	2020	2021	2020	2021
Executives	Men	19	15	26	27	—	—	45	42
	%	20%	10%	17%	8%	—%	—%	16%	6%
	Women	2	4	9	11	—	—	11	15
	%	3%	8%	13%	8%	—%	—%	7%	6%
	Total	21	19	35	38	—	—	56	57
	%	13%	10%	15%	8%	—%	—%	13%	6%
Middle Management	Men	62	31	98	48	15	17	175	96
	%	64%	21%	64%	14%	63%	10%	64%	14%
	Women	20	12	51	21	9	7	80	40
	%	33%	24%	71%	16%	64%	11%	54%	16%
	Total	82	43	149	69	24	24	255	136
	%	52%	22%	66%	15%	63%	10%	60%	15%
Other Professionals	Men	16	100	30	268	9	157	55	525
	%	16%	68%	19%	78%	38%	90%	20%	79%
	Women	39	35	12	98	5	59	56	192
	%	64%	69%	17%	75%	36%	89%	38%	78%
	Total	55	135	42	366	14	216	111	717
	%	35%	69%	19%	77%	37%	90%	26%	79%
Total	Men	97	146	154	343	24	174	275	663
	%	35%	22%	56%	52%	9%	26%	65%	73%
	Women	61	51	72	130	14	66	147	247
	%	41%	21%	49%	53%	10%	27%	35%	27%
	Total	158	197	226	473	38	240	422	910
	%	37%	22%	54%	52%	9%	26%	100%	100%

Consolidated Annual Report 2021	Telefónica, S. A.	149

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Distribution of employees by type of contract
Total number and distribution of employment contract types by gender and region

Region	Permanent Contract Men		Permanent Contract Women		Permanent Contracts		Temporary Contracts Men		Temporary Contracts Women		Temporary Contracts
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Germany	4,531	4,220	2,707	2,482	7,238	6,702	432	357	256	179	688	536
Brazil	19,922	20,020	14,392	14,723	34,314	34,743	47	—	71	3	118	3
Spain	18,015	18,299	9,858	9,941	27,873	28,240	371	376	316	333	687	709
Others	268	655	144	245	412	900	7	8	3	2	10	10
Hispam	21,715	20,006	12,123	11,408	33,838	31,414	498	439	351	238	849	677
Total Group	68,244	63,200	41,685	38,799	109,929	101,999	1,394	1,180	1,026	755	2,420	1,935
Relevant KPIs from O2 UK and Virgin Media UK joint venture

-O2 UK: Indefinite term contract = 5,867; Temporary contracts = 286.
-Virgin Media UK: Indefinite term contracts = 11,596; Temporary contracts = 101.

*O2 UK data is the closing data as of December 31 and Virgin Media UK data is the closing data as of October 31.

Total number and distribution of working day types by gender and region

Region	Full-Time contracts Men		Full-Time contracts Women		Full-Time contracts		Part-time contracts Men		Part-time contracts Women		Part-time contracts
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Germany	4,560	4,244	1,784	1,640	6,344	5,884	403	333	1,179	1,021	1,582	1,354
Brazil	17,495	20,018	9,389	14,726	26,884	34,744	2,474	2	5,074	—	7,548	2
Spain	18,373	18,618	10,139	10,132	28,512	28,750	13	57	35	142	48	199
Others	275	663	146	223	421	886	—	—	1	24	1	24
Hispam	22,189	20,427	12,387	11,545	34,576	31,972	24	18	87	101	111	119
Total Group	66,233	63,970	35,534	38,266	101,767	102,236	3,405	410	7,177	1,288	10,582	1,698
Average annual number of permanent, temporary and part-time contracts; by gender, age range and professional category(7)

Average contracts by gender
Indicators	Men		Women		Total
	2020	2021	2020	2021	2020	2021
Permanent contracts	68,478	65,445	41,745	40,175	110,223	105,620
Temporary contracts	1,432	1,089	1,087	707	2,519	1,797
Part-time contracts	3,984	751	7,589	1,823	11,573	2,575

Average contracts by age
Indicators	50 or more		From 35 to 49		Under 35		Total
	2020	2021	2020	2021	2020	2021	2020	2021
Permanent contracts	25,716	22,026	52,443	53,125	32,064	30,469	110,223	105,620
Temporary contracts	106	57	560	492	1,853	1,247	2,519	1,797
Part-time contracts	757	375	3,533	1,190	7,283	1,009	11,573	2,575
7 The calculation is based on the cumulative average for the year by type of contract and by type of working day.

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Consolidated management Report 2021
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3. Risks
4. Annual corporate governance report
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6. Other information

Average contracts by professional category
Indicators	Executives		Middle Management		Other Professionals		Total
	2020	2021	2020	2021	2020	2021	2020	2021
Permanent contracts	4,868	4,331	10,421	8,630	94,934	92,658	110,223	105,620
Temporary contracts	7	7	18	11	2,493	1,779	2,519	1,797
Part-time contracts	25	17	125	49	11,422	2,509	11,573	2,575

Distribution of employees by nationality

Nationality	Employees (%)
Brazilian	33.4
Spanish	27.4
Argentina	11.7
German	6.2
Colombian	5.8
Peruvian	4.4
Chilean	3.7
Venezuelan	2.1
Mexican	2.0
Ecuadorian	0.9
Uruguayan	0.6
British	0.3
Other nationalities	1.5
The figure of 1.5% for Others is made up of 87 nationalities.
> Diversity indicators
Gender diversity

Indicators	2020	2021
Women in the workforce	38.0%	38.1%
Women on the Board of Directors	29.4%	33.3%
Women in all management positions[8]	—%	30.3%
Women in executive positions	27.4%	29.5%
Women in middle management positions	31.0%	29.2%
Women hired under 35 years of age	45.0%	45.7%
Employees with disabilities

Indicator	2020	2021
People with disabilities on the staff	1,118[9]	1,347
Young people

Indicator	2020	2021
Under 35	31%	29%

8 Executive, management and middle management positions.
9 The number of people with disabilities in the workforce for the year 2020 published in Note 26 of the Consolidated Annual Accounts, includes Central America.

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2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
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6. Other information

Cultural diversity by region10

Region	Employees		Nationalities		Women		Men
	2020	2021	2020	2021	2020	2021	2020	2021
Germany	7,926	7,238	80	75	58	51	67	64
Brazil	34,432	34,746	26	25	14	14	23	22
Spain	28,560	28,949	54	51	44	41	42	39
Others	422	910	35	29	26	20	25	27
Hispam	34,687	32,091	40	37	29	27	33	30
Total Group	112,349	103,934	117	99	92	71	106	89
> New employee recruitment
Total number and rate of hiring by age range, gender and region

Region	Age range	Men		%		Women		%		Total
		2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Germany	50 or more	89	89	7%	6%	66	158	5%	10%	155	247
	From 35 to 49	254	336	21%	21%	183	381	15%	24%	437	717
	Under 35	367	347	30%	22%	279	292	23%	18%	646	639
Brazil	50 or more	86	182	2%	2%	51	97	1%	1%	137	279
	From 35 to 49	797	1,393	15%	15%	624	1,141	12%	12%	1,421	2,534
	Under 35	1,837	3,073	35%	33%	1,927	3,427	36%	37%	3,764	6,500
Spain	50 or more	556	1,950	8%	13%	258	1,621	4%	11%	814	3,571
	From 35 to 49	1,617	2,771	22%	18%	985	1,789	13%	12%	2,602	4,560
	Under 35	2,323	4,152	32%	27%	1,590	2,990	22%	20%	3,913	7,142
United Kingdom	50 or more	22	12	4%	4%	18	6	3%	2%	40	18
	From 35 to 49	91	47	16%	17%	49	35	8%	12%	140	82
	Under 35	216	100	37%	35%	185	83	32%	29%	401	183
Others	50 or more	3	112	8%	18%	—	30	0%	5%	3	142
	From 35 to 49	17	205	46%	33%	5	68	14%	11%	22	273
	Under 35	9	157	24%	25%	3	54	8%	9%	12	211
Hispam	50 or more	157	172	4%	4%	40	35	1%	1%	197	207
	From 35 to 49	695	1,271	19%	27%	487	598	13%	13%	1,182	1,869
	Under 35	1,354	1,610	36%	34%	1,020	1,095	27%	23%	2,374	2,705
Total Group	50 or more	913	2,517	5%	8%	433	1,947	2%	6%	1,346	4,464
	From 35 to 49	3,471	6,023	19%	19%	2,333	4,012	13%	13%	5,804	10,035
	Under 35	6,106	9,439	33%	30%	5,004	7,941	27%	25%	11,110	17,380

10 The nationalities indicator, at the level of cultural diversity, represents the number of different nationalities that make up the workforce in that region. This number is also indicated between the number of male and female staff.

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Employee turnover
Total number and turnover rate by age range, gender and region(11)

Region	Age range	Men		%		Women		%		Total		%
		2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Germany	50 or more	119	224	1%	3%	107	288	1%	4%	226	512	3%	7%
	From 35 to 49	302	538	4%	7%	271	503	3%	7%	573	1,041	7%	14%
	Under 35	382	391	5%	5%	286	338	4%	4%	668	729	8%	10%
Brazil	50 or more	140	251	0%	1%	84	153	0%	0%	224	404	1%	1%
	From 35 to 49	1,124	1,698	3%	5%	722	1,386	2%	4%	1,846	3,084	5%	9%
	Under 35	1,637	2,633	5%	8%	1,674	2,841	5%	8%	3,311	5,474	10%	16%
Spain	50 or more	657	1,982	2%	7%	307	1,620	1%	6%	964	3,602	3%	13%
	From 35 to 49	1,574	2,666	6%	9%	1,020	1,793	4%	6%	2,594	4,459	9%	16%
	Under 35	2,124	3,976	7%	14%	1,466	2,896	5%	10%	3,590	6,872	13%	24%
United Kingdom	50 or more	96	791	1%	14%	76	400	1%	7%	172	1,191	3%	21%
	From 35 to 49	190	1,656	3%	29%	137	1,079	2%	19%	327	2,735	5%	48%
	Under 35	348	1,518	5%	27%	272	1,107	4%	19%	620	2,625	10%	46%
Others	50 or more	6	35	1%	6%	3	6	1%	1%	9	41	2%	7%
	From 35 to 49	8	50	2%	8%	5	25	1%	4%	13	75	3%	12%
	Under 35	4	28	1%	5%	7	38	2%	6%	11	66	3%	11%
Hispam	50 or more	913	1,257	3%	4%	249	318	1%	1%	1,162	1,575	3%	5%
	From 35 to 49	916	1,958	3%	6%	636	1,059	2%	3%	1,552	3,017	4%	9%
	Under 35	1,164	1,646	3%	5%	968	1,198	3%	4%	2,132	2,844	6%	9%
Total Group	50 or more	1,931	4,540	2%	4%	826	2,785	1%	3%	2,757	7,325	2%	7%
	From 35 to 49	4,114	8,566	4%	8%	2,791	5,845	2%	5%	6,905	14,411	6%	13%
	Under 35	5,659	10,192	5%	9%	4,673	8,418	4%	8%	10,332	18,610	9%	17%

Dismissals by gender

Region	Men		Women		Total
	2020	2021	2020	2021	2020	2021
Germany	182	408	99	305	281	713
Brazil	1,804	2,381	1,562	2,603	3,366	4,984
Spain	157	130	116	99	273	229
United Kingdom	228	29	183	15	411	44
Others	6	28	5	12	11	40
Hispam	1,158	2,229	495	1,033	1,653	3,262
Total Group	3,535	5,205	2,460	4,067	5,995	9,272

11 Turnover percentage is calculated by dividing departures by the average physical workforce.

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3. Risks
4. Annual corporate governance report
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6. Other information

Dismissals by age range

Region	50 or more		From 35 to 49		Under 35		Total
	2020	2021	2020	2021	2020	2021	2020	2021
Germany	48	223	102	308	131	182	281	713
Brazil	173	304	1,234	1,705	1,959	2,975	3,366	4,984
Spain	69	64	151	122	53	43	273	229
United Kingdom	133	10	189	15	89	19	411	44
Others	2	17	6	18	3	5	11	40
Hispam	883	1,361	486	1,183	284	718	1,653	3,262
Total Group	1,308	1,979	2,168	3,351	2,519	3,942	5,995	9,272

Dismissals by professional category

Region	Executives		Middle Management		Other Professionals		Total
	2020	2021	2020	2021	2020	2021	2020	2021
Germany	7	3	22	39	252	671	281	713
Brazil	90	129	108	254	3,168	4,601	3,366	4,984
Spain	66	19	41	13	166	197	273	229
United Kingdom	47	1	61	6	303	37	411	44
Others	3	2	4	2	4	36	11	40
Hispam	85	92	239	330	1,329	2,840	1,653	3,262
Total Group	298	246	475	644	5,222	8,382	5,995	9,272

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4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Voluntary leavers (resignations) by age range, gender and region(12)

Region	Age range	Men		%		Women		%		Total		%
		2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Germany	50 or more	21	11	0.3%	0.1%	25	9	0.3%	0.1%	46	20	0.6%	0.3%
	From 35 to 49	78	62	1%	0.8%	59	44	1%	0.6%	137	106	2%	1.4%
	Under 35	98	72	1.2%	1.0%	73	61	0.9%	0.8%	171	133	2.1%	1.8%
Brazil	50 or more	14	29	0%	0.1%	17	20	0%	0.1%	31	49	0%	0.1%
	From 35 to 49	284	648	0.8%	1.9%	176	480	0.5%	1.4%	460	1,128	1.3%	3.3%
	Under 35	593	1,155	1.7%	3.3%	552	1,157	1.6%	3.3%	1,145	2,312	3.3%	6.7%
Spain	50 or more	14	30	0%	0.1%	7	18	0%	0.1%	21	48	0%	0.2%
	From 35 to 49	81	132	0.3%	0.5%	47	87	0.2%	0.3%	128	219	0.5%	1.0%
	Under 35	80	132	0.3%	0.5%	63	72	0.2%	0.3%	143	204	0.5%	0.7%
United Kingdom	50 or more	15	14	0.2%	0.2%	9	5	0.1%	0.1%	24	19	0.4%	0.3%
	From 35 to 49	80	44	1.2%	0.8%	44	14	0.7%	0.2%	124	58	1.9%	1.0%
	Under 35	262	96	4.0%	1.7%	212	92	3.3%	1.6%	474	188	7.3%	3.3%
Others	50 or more	2	5	0.5%	0.8%	3	2	0.7%	0.3%	5	7	1.2%	1.1%
	From 35 to 49	2	10	0.5%	1.6%	3	4	0.7%	0.7%	5	14	1.2%	2.3%
	Under 35	3	10	0.7%	1.6%	4	3	1.0%	0.5%	7	13	1.7%	2.1%
Hispam	50 or more	18	32	0.1%	0.1%	8	12	0.0%	0.0%	26	44	0.1%	0.1%
	From 35 to 49	243	364	0.7%	1.1%	125	169	0.4%	0.5%	368	533	1.1%	1.6%
	Under 35	443	504	1.3%	1.5%	326	355	0.9%	1.1%	769	859	2.2%	2.6%
Total Group	50 or more	84	121	0.1%	0.1%	69	66	0.1%	0.1%	153	187	2.4%	0.2%
	From 35 to 49	768	1,260	0.7%	1.2%	454	798	0.4%	0.7%	1,222	2,058	1.1%	1.9%
	Under 35	1,479	1,969	1.3%	1.8%	1,230	1,740	1.1%	1.6%	2,709	3,709	0.1%	3.5%

12 The percentage of voluntary turnover is calculated by dividing the number of departures by the average physical workforce.

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Turnover by type of leave(13)

Region	Dismissals [14]		%		Voluntary leavers [15]		%		Change of perimeter and internal movements[16]		%		Other departures[17]		%		Total
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Germany	281	713	19.2%	31.2%	354	259	24.1%	11.4%	13	526	0.9%	23.1%	819	784	55.8%	34.4%	1,467	2,282
Brazil	3,366	4,984	62.6%	55.6%	1,636	3,489	30.4%	38.9%	374	468	7.0%	5.2%	5	21	0.1%	0.2%	5,381	8,962
Spain	273	229	3.8%	1.5%	292	471	4.1%	3.2%	1,516	3,863	21.2%	25.9%	5,067	10,370	70.9%	69.4%	7,148	14,933
United Kingdom	411	44	36.7%	0.7%	622	265	55.6%	4.1%	8	6,211	0.7%	94.8%	78	31	7%	0.5%	1,119	6,551
Others	11	40	33.3%	22.0%	17	34	51.5%	18.7%	4	76	12.1%	41.8%	1	32	3.0%	17.6%	33	182
Hispam	1,653	3,262	34.1%	43.9%	1,163	1,436	24%	19.3%	905	1,848	18.7%	24.9%	1,125	890	23.2%	12%	4,846	7,436
Total Group	5,995	9,272	30%	23%	4,084	5,954	20.4%	14.8%	2,820	12,992	14.1%	32.2%	7,095	12,128	35.5%	30.1%	19,994	40,346
Relevant KPIs from O2 UK and Virgin Media UK joint venture

-O2 UK: Total leaves = 1,019; voluntary leaves = 836; involuntary leaves = 183.
-Virgin Media UK: Total leaves = 1,048; voluntary leaves = 808; involuntary leaves = 240.

*O2 UK and Virgin Media UK data consolidates the information from June 1 to December 31.

Average staff turnover by type of leave(18)

Region	Dismissals		Voluntary leavers		Change of perimeter and internal movements		Other departures		Total
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Germany	3.5	9.4	4.4	3.4	0.2	6.9	10.3	10.3	18.4	30.1
Brazil	9.8	14.4	4.7	10.1	1.1	1.4	0.01	0.1	15.6	25.9
Spain	1.0	0.8	1	1.6	5.3	13.5	17.8	36.2	25.2	52.1
United Kingdom	6.3	0.8	9.6	4.6	0.1	108.5	1.2	0.5	17.2	114.4
Others	2.6	6.5	4.1	5.6	1.0	12.4	0.2	5.2	7.9	29.8
Hispam	4.7	9.8	3.3	4.3	2.6	5.6	3.2	2.7	13.9	22.4
Total Group	5.3	8.6	3.6	5.5	2.5	12.1	6.3	11.3	17.7	37.6

13 % calculated on the total number of departures.
14 Dismissals layoffs
15 Resignations
16 Departures due to a change to other companies within the Group's consolidation perimeter or due to a change of perimeter (departure to another company outside the Group's consolidation perimeter).
17 Attrition due to licences and/or works/services contracts.
18 % calculated on average headcount.

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3. Risks
4. Annual corporate governance report
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2.6.6.3. Commitment and motivation
Employee Net Promoter Score (eNPS)(19)

Region	eNPS Total		eNPS Men		eNPS Women
	2020	2021	2020	2021	2020	2021
Germany	54	60	52	57	57	66
Argentina	58	57	60	60	55	53
Brazil	79	80	70	77	76	84
Chile	75	68	75	67	76	68
Colombia	86	80	86	80	87	81
Ecuador	83	65	85	68	82	61
Spain	62	63	59	61	65	67
Mexico	81	70	79	68	84	73
Peru	35	39	34	37	36	41
Uruguay	78	63	76	56	81	70
Venezuela	91	86	89	83	92	89
Others	43	38	41	34	46	45
Hispam	67	63	66	63	68	64
Total Group	65	67	64	64	70	71

2.6.6.4. Collective bargaining agreements
GRI 102-41
Percentage of total employees covered by collective bargaining agreements(20)

Country	2020	2021
Germany	86.1%	0.0%
Argentina	76.3%	76.4%
Brazil	93.3%	94.3%
Chile	84.6%	88.0%
Spain	63.7%	60.5%
Peru	38.8%	36.6%
United Kingdom	59.0%	0.0%
Total Group	68.5%	62.5%

19 See definition in 2.6.5.1 Attraction, retention and skills development.
20 100% of Telefónica’s employees, both in 2020 and 2021, were covered by a labour framework regulating their working conditions. For the year 2021, a modification has been made in the German remuneration system, which is not based on collective agreements, so that the coverage representativeness for Germany becomes 0%. On the other hand, the total Group data for 2020 included the coverage of the employees of the United Kingdom operation. After the joint venture (which became effective in June 1 2021) between O2 United Kingdom and Virgin Media United Kingdom, for 2021 the data for this group of employees is not taken into account at the end of the year.

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4. Annual corporate governance report
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6. Other information

2.6.6.5. Training indicators
GRI 404-1

Total number of hours of training by professional category, gender and region

Region	Hours of training		Hours of training for Executives (men)		Hours of training for Executives (women)		Hours of training for Middle Management (men)		Hours of training for Middle Management (women)		Hours of training for Other Professionals (men)		Hours of training for Other Professionals (women)
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Germany	91,186	130,944	1,420	1,318	612	653	6,996	7,411	2,104	2,770	46,757	69,666	33,297	49,126
Brazil	1,044,302	2,562,667	21,258	15,187	10,077	8,379	34,302	56,275	22,250	60,004	461,333	1,114,088	495,082	1,308,733
Spain	1,074,212	693,782	15,622	15,330	7,178	6,420	53,868	34,571	27,122	17,277	620,435	410,532	349,987	209,652
United Kingdom	147,021	151,996	1,969	1,732	746	1,121	14,868	15,304	6,430	6,845	69,851	76,150	53,156	50,844
Others	5,047	2,911	430	303	125	82	2,239	194	1,161	65	501	1,194	591	1,072
Hispam	1,187,357	672,323	18,898	7,378	9,296	3,386	70,150	43,115	39,943	24,663	596,350	334,451	452,719	259,330
Total Group	3,549,124	4,214,623	59,596	41,247	28,035	20,042	182,423	156,870	99,009	111,625	1,795,228	2,006,081	1,384,832	1,878,759

Hours of training per employee; by professional category, gender and region(*)

Region	Hours of training per employee		Hours of training per Executive employee (men)		Hours of training per Executive employee (women)		Hours of training per Middle Management employee (men)		Hours of training per Middle Management employee (women)		Hours of training per Other Professionals employee (men)		Hours of training per Other Professionals employee (women)
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Germany	12	17	8	8	11	12	12	14	12	17	11	17	12	19
Brazil	30	74	20	14	20	16	23	38	36	103	27	64	37	97
Spain	38	24	14	15	14	13	27	25	28	28	40	26	40	23
United Kingdom	23	27	9	9	7	11	20	23	17	21	24	29	27	28
Others	12	5	10	7	11	5	13	6	15	4	9	3	11	7
Hispam	34	20	26	13	29	15	30	19	39	24	31	18	41	24
Total Group	32	39	18	14	19	15	25	26	30	43	30	35	36	51
(*) For the year 2021, a review of the methodology for calculating hours per employee has been carried out thanks to the provision of a more detailed set of information, improving the indicator as it is more exhaustive (calculation carried out through the ratio of hours with respect to the average physical workforce of employees of the reporting period, for each dimension). However, due to the exercise carried out during 2021 to adapt the exhaustiveness of the calculation, this methodology differs from the calculation carried out in 2020, so comparability between the two exercises is not guaranteed.

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4. Annual corporate governance report
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6. Other information

2.6.6.6. Remuneration indicators
GRI 102-38, 103, 202-1, 405-2

Average remuneration and its evolution, broken down by gender, age range and professional category

Telefónica Group		Women		Men		Pay Gap
		Average Total Remuneration (*)		Average Total Remuneration (*)		Base Salary (%)		Total Remuneration (%)
Professional Category	Age range	2020	2021	2020	2021	2020	2021	2020	2021
Group		31,513	30,831	39,316	39,422	19.26%	20.77%	19.85%	21.79%
Executives	50 or more	146,967	142,911	167,922	178,565	9.42%	13.10%	12.48%	19.97%
	From 35 to 49	93,832	91,733	103,555	103,279	7.18%	7.82%	9.39%	11.18%
	Under 35	56,829	51,029	56,432	55,798	-1.32%	7.81%	-0.70%	8.55%
Middle Management	50 or more	64,274	65,096	61,950	59,357	-5.35%	-10.80%	-3.75%	-9.67%
	From 35 to 49	49,952	43,403	50,266	44,028	-0.25%	0.48%	0.62%	1.42%
	Under 35	33,069	26,126	33,657	27,573	4.23%	7.75%	1.75%	5.25%
Other Professionals	50 or more	46,012	48,718	49,385	52,205	5.63%	5.45%	6.83%	6.68%
	From 35 to 49	29,909	29,126	32,818	32,398	6.70%	8.41%	8.86%	10.10%
	Under 35	16,455	14,714	19,123	18,126	15.57%	20.76%	13.95%	18.82%
(*) In order to report the total average remuneration of all the employees of the Group, all the executive positions of the Company have been joined up under the same category, “Executives”, including directors and managers, given that the design of the remuneration mix (fixed remuneration, annual variable remuneration, eligibility to the long-term incentive plan and other items) is aligned with business, value creation, sustainability, and financial objectives.
Average Total Remuneration includes all salary concepts paid during 2021. These concepts are total base salary, bonuses, commissions, and commercial incentives paid, long-term incentives paid and benefits in-kind, including social benefits, accumulated in one year.
In 2021, the results of the gender pay gap have increased because T. UK no longer consolidates in the Group annual report. If third parties in United Kingdom were considered within the calculation, the result would have been closed to 19.41%.
Following our commitment to transparency of previous years, we publish results taking into account all salary concepts paid during the year.
Total Average Remuneration Ratio relative to Executive Chairman (CEO)

	Executive Chairman (CEO)	Total average remuneration ratio (*)
2021	6,801,849	106:1
(*) The ratio of the total annual remuneration of the Executive Chairman (CEO) and the average total remuneration of all employees based in Spain during 2021 is 106:1. This analysis considers the total remuneration accrued by the Executive Chairman in 2021, which includes the sum of the fixed remuneration, short-term varible pay, long-term incentive and the benefits; the same elements have been considered for all active employees based in Spain as of December 31, 2021.

Total Average Remuneration of Directors by gender

Directors	Women		Men
	2020	2021	2020	2021
	147,987	140,577	969,026	1,504,502

More complete and detailed information can be found in the chapter 5 of this report (Annual Report on Directors’ Remuneration) and on the Telefónica website.

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Ratio of minimum wage paid in Telefónica to local minimum wage

Country	Women	Men
Germany	1.02	1.02
Argentina	1.29	1.13
Brazil	1.06	1.06
Chile	1.13	1.18
Colombia	1.00	1.00
Ecuador	1.00	1.00
Spain	1.01	1.01
Mexico	1.39	1.39
Peru	1.00	1.00
Uruguay	1.75	1.42

> Gender pay gap
Gross and adjusted pay gap

Country	Employees		% Men		% Women		Gross Gap		Adjusted Gap (3)
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Group Total (1)	109,703	101,520	62%	62%	38%	38%	19.85%	21.79%	2.50%	1.18%
Germany	7,801	7,094	63%	63%	37%	37%	20.63%	21.03%	3.93%	4.28%
Argentina	13,599	12,267	68%	67%	32%	33%	8.21%	7.18%	1.61%	-0.41%
Brazil	34,255	34,368	58%	58%	42%	42%	23.34%	24.55%	3.65%	2.71%
Chile	4,266	4,053	69%	70%	31%	30%	12.91%	14.93%	3.86%	2.32%
Colombia	6,160	5,730	57%	58%	43%	42%	19.89%	13.94%	4.95%	-0.80%
Ecuador	1,026	922	61%	62%	39%	38%	17.67%	17.51%	-1.51%	-0.14%
Spain	28,268	28,943	65%	65%	35%	35%	15.38%	15.08%	2.48%	2.43%
Mexico	1,840	2,096	68%	66%	32%	34%	6.07%	14.39%	1.65%	0.08%
Peru	5,185	4,559	66%	65%	34%	35%	6.77%	7.82%	3.38%	2.32%
United Kingdom	6,251	0	61%	0%	39%	0%	14.07%	0.00%	1.18%	0.00%
Uruguay	632	580	50%	49%	50%	51%	32.20%	31.88%	2.37%	-0.94%
Others (2)	840	908	69%	73%	31%	27%	25.17%	20.98%	—	0.00%
The information refers to 100% of the total workforce.
(1) Information of all Telefonica countries except Venezuela, due to its hyperinflation economic situation.
(2) Others includes other countries such as: Bolivia, Belgium, China, Denmark, Estonia, France, Greece, Netherlands, Hungary, Ireland, Italy, Luxembourg, Poland, Portugal, Puerto Rico, Romania, Sweden, Switzerland, United States.
(3) The adjusted gender pay gap is calculated using a mathematical regression model that relates employee pay to personal characteristics such as job responsibility and specialization, personal and professional experience, country, seniority, legal entity and the working time schedule (full and part time).

Gender Pay Gap calculation
In order to calculate the gender pay gap, we have taken into account the total average remuneration from men minus total average remuneration from women divided by total average remuneration from men.

The total average remuneration includes all salaries received by the employee for one year. These concepts are:
›› Total Annual Base Salary
›› Bonus, commissions, commercial incentives, and other payments in one year
›› Benefits in kind, including social benefits accumulated in one year
›› Long term incentives (shares) paid in one year

The scope of this analysis considers all the employees in Telefonica Group up to 31st December of the analysed year.

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2.7. Digital inclusion
GRI 102-2

KEY POINTS
Driving digital inclusion and people-centred digitalisation is an intrinsic part of our purpose as a company.
The World Benchmarking Alliance recognised us as the world’s largest operator in the digital technology (ICT) sector for our commitment and work towards digital inclusion.
During 2021, we maximised the roll out of broadband networks, digital skills training and the development of solutions designed to help people reap the full benefits of the new digital revolution.
2.7.1. Vision
Reliance on digital services for the functioning of society - from commerce to education - has accelerated in recent years, largely in the wake of the health crisis, and this has shed light on how ill-equipped some sectors are to take advantage of the benefits and opportunities the digital revolution offers.
Thus connectivity and digitalisation are, and will be, key elements in the recovery and reconstruction process.
Technological and digital transformation can remove obstacles that currently seem insurmountable. Digital solutions have shown that they can have a positive impact to tackle social challenges and contribute to transform communities and boost the economy.

In this regard, digital inclusion, defined as the expansion of global connectivity and the adoption of digital services and use of new technologies, is the main catalyst that facilitates access to those populations that were not previously connected, or to groups and social groups with difficulties in making use of new digital services.
2.7.2. Risks and opportunities
Although the deployment of telecommunications infrastructure in recent years has connected a large part of the world’s population to the Internet and new digital services, there are still challenges and barriers that need to be overcome to bridge the digital divide. According to studies by the GSMA, the international association of mobile operators, there are five main barriers:
1.Availability of high-speed networks enabling access to broadband services, mainly in remote or rural environments;
2.Lack of digital knowledge and skills among the population;
3.Affordability: the ability of consumers to afford new digital services;
4.Relevance and usefulness of new services that make them attractive to use, and;
5.Concerns about the security and privacy of technological solutions, and the risks associated with the use of online services.
In addition to these barriers, we must consider the risks related to increasingly stringent regulations in matters related to digitalisation and access to communications, which change the context in which we operate.
Despite the complexity of some of these challenges and associated risks, the opportunities for society are enormous: digitalisation, as demonstrated during the pandemic, has become a key pillar of economic development, health, education, public administration management, and so on. In this context, telecommunications companies have become central to keeping society and the economy active and connected, and delivering solutions capable of addressing the major challenges ahead.
It is, therefore, a question of growth opportunities for our business due to the new possibilities opened up by being able to reach new market segments, and also a question of social commitment due to the impact that our activity and services have on the socio-economic development of the regions in which we are present.

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3. Risks
4. Annual corporate governance report
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6. Other information

2.7.3. Strategy and commitments
As part of our purpose to “make our world more human by connecting people’s lives”, we are committed to bringing the best connectivity and the latest technology to everyone, leaving no one behind, advocating for ethical, people-centred digitalisation.

Our strategy is thus to connect and digitalise society, making it easier for the majority of the population to have access to technology and avoiding the inequality of opportunities that could arise from the digital divide.

We promote inclusive connectivity, bringing digitalisation to all people and driving the social and economic development of communities.

Our lines of action to boost digital inclusion are based on four pillars:

Inclusive access

→ **Connectivity deployment**
Ensuring that everyone has access to broadband communication networks in all regions, both urban and rural

→ **Accessibility**
Making sure that our digital services are accessible so that everyone, regardless of physical capabilities, can make use of them

→ **Affordability**
Working to prevent cost being a barrier to using new technologies, by offering options and rates that are affordable for the whole population

Training about digital skills

→ **Basic digital skills**
Offering our knowledge and capabilities to improve the digital skills of those who most need it

→ **Intermediate digital skills**
The goal is to train up in the use of programming tools and technology to improve the skills of the entire population

→ **Employability and training in advanced digital skills**
Training young people in the professions of the future which will require advanced knowledge of technology and communications

Innovation and relevant services

→ **Sustainable Innovation: new services with a social impact**
Developing new solutions and innovative services that improve people's lives and which are useful and relevant

→ **Technology at the service of people with disabilities**
We ensure that technology becomes a key tool to improve the lives of people with different abilities

Safe and responsible use of technology

→ **Privacy and security**
Ensuring that products and services meet the strictest privacy and security standards to generate confidence in use of new technologies

→ **Responsible use**
Protecting and fostering responsible use of technology

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2. Non-financial Information statement > Helping society thrive
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5. Annual report on remuneration of the directors
6. Other information

2.7.3.1. Inclusive access
Internet access and new digital services are a cornerstone in achieving many of the Sustainable Development Goals (SDGs). In this regard, as well as to ensure that everyone has access to digitalisation, we are working on several lines of action.
> Connectivity roll-out
The roll-out of next generation broadband networks, together with measures to boost digitalisation, has a direct impact on socio-economic development and on the lives of many people.
Specifically, the roll-out of fibre optics and the development of digital services in rural areas could increase the average annual income per inhabitant by up to 3.9% and reduce the unemployment rate by approximately 1% through the promotion and creation of service companies21.
Our strategy focuses on the following lines of action:
Connecting the unconnected
Millions of people still do not have access to the internet, or the connectivity available to them is very limited, especially in rural or hard-to-reach regions.
This is why we launched the Internet for All project in Latin America a few years ago, starting with Peru, where we have already connected more than 4,000 communities in remote areas.
In countries such as Brazil, Colombia and Germany, we have also announced plans to extend coverage and share infrastructure with other operators in order to provide mobile broadband and fibre service to these regions.
We improve and adapt old networks to new social demands
We evolve older communications networks to provide the capacity needed for an increasingly digitalised economy.
New digital services require new advanced infrastructure to ensure sufficient capacity to be used. For this reason, we are upgrading and expanding our networks to next-generation technologies that offer ultra-broadband services (5G or fibre optic).
> Accessibility
People-centred digitalisation needs to focus on building confidence in the use of technology and the ability to use technology responsibly, so that no one is left behind due to lack of access.

Currently, many people with disabilities do not have access to the online world such as e-commerce, financial solutions, health services, entertainment, etc. For this reason, we are constantly working to facilitate access to digital services: television, devices, mobile applications or web portals.
•Television: our Movistar+ platform has a functionality that is unique in the world, which allows access to content adapted for the hearing and visually impaired through the Movistar+ 5S functionality.
•Terminals and mobile devices: we work with terminal manufacturers to enhance new capabilities in mobile devices that make them more accessible and easier to use for people with different disabilities.
•Mobile applications and web portals: through our responsible design framework, we have incorporated the accessibility of our online developments as a requirement, following the guidelines defined by the Web Accessibility Initiative (WAI) of the international organisation World Wide Web Consortium (W3C).
•Development of innovative solutions through technology to facilitate the quality of life of people with disabilities.

Go to chapter 2.9 Responsibility in our products and services
> Affordability
The roll-out of connectivity always entails a cost that is passed on in the prices of the services offered.
Although the take-up costs of fixed broadband, and especially mobile broadband, have fallen significantly over the last decade, we are continuing to work on new business models that will allow us to offer increasingly affordable rates and thereby ensure universal access to communications services.
Pay-as-you-go mobile service, specific broadband packages and service packages for small businesses and entrepreneurs are just some of the key tools we use at Telefónica to facilitate access to telecommunications services.
In each of the countries where we provide our services, we analyse and seek business models that facilitate access to all segments of the population and, in some of these countries, we contribute to the Universal Service Fund or collaborate with public administrations to offer subsidised or regulated services.
The Universal Service Fund is a public investment fund whose objective is to guarantee services for all users
21 Source: Report on the Impact of Fibre Optic Deployment in Rural Areas - Telefónica 2020.

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1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

regardless of their geographical location in compliance with quality standards and at an affordable price. The investment is controlled by the public bodies designated for this purpose in each country.
2.7.3.2. Training in digital skills and new technologies
We are committed to placing the great opportunities brought about by the technological revolution at the service of as many people as possible, and we know that a key part of this is ensuring they have the digital skills to make effective use of digital services.
Moreover, the entire new digital revolution is irreversibly changing the labour market and new needs are emerging and new skills are being demanded from professionals and workers in many industrial sectors.
For this reason, as part of our corporate purpose, Fundación Telefónica and our business unit, Telefónica Educación Digital, work every day to help people to acquire the digital knowledge and skills necessary to access the Internet and make use of new services, facilitating education at several levels:
> Training in basic technology skills
We work on initiatives, both our own and those conducted in collaboration with third parties, that help people who do not have basic knowledge of new technologies to learn how to use them. The following programmes are examples:
•Digital mobil im Alter (digital mobile for seniors) in Germany: training programme in the use of mobile terminals such as tablets or smartphones for seniors.
•O2 Gurus: specialised sales staff help answer questions about technology and services, as well as giving indications and advice for better use of mobile devices.
•Conecta Educación: personalised online training programme (courses and workshops) aimed at promoting the digital transformation of social action and adapted to different levels of digital literacy and labour market needs.

> Training in intermediate technology skills
At this level, the programme run by Fundación Telefónica (Conecta Empleo) is one of the most renowned employability programmes, offering free online courses, programmes and digital tools to train for the most demanded jobs.
In addition, the programme has two tools aimed at facilitating the user’s decisions: Employment Map, which helps in the choice of courses by showing the most in-demand digital jobs, and Virtual Career Advisor, a chatbot based on artificial intelligence and big data that advises participants in designing the most suitable professional path for themselves.
The programme also includes the Lanzadoras Conecta Empleo shuttles: Lanzadera Conecta Empleo (LCE), Satélites de Empleo (SE) and Alfabetización Digital (AD) They aim to adapt career guidance to the challenges of the digital age and ever-changing labour market.
> Education and training in advanced digital skills
In this regard, Fundación Telefónica has reached an agreement with the international organisation École 42 to promote the 42: Programming Campus project. This initiative aims to make digital training an attractive and accessible educational option for many young people.
Based on an innovative methodology of proven effectiveness in other countries, ‘42’ offers free and open training. Its educational model is based on peer-to-peer learning. It is participatory and gamified, and developed through the implementation of projects in different branches of programming. Each student sets his or her own pace of learning and the emphasis is on collaborative work in order to also teach values such as effort, tolerance of frustration, the ability to improve, and teamwork.
‘42' has been recognised in the Top 10 World's Universities with Real Impact (WURI) for its high level of excellence in programming education.

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2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Training in digital skills
We want everyone to have technology know-how at their fingertips

1. Basic digital skills	2. Intermediate digital skills	3. Education and training in advanced digital skills

Offering our knowledge and skills to improve the digital skills of the people who need it most.	The aim is to train in the knowledge of programming tools and technologies to improve the skills of the entire population.	Training young people in the professions of the future, which will require advanced skills in technology and communications.
2.7.3.3. Innovation and development of services relevant to society
Having access to networks, and ensuring people have the necessary skills and knowledge, is essential but not enough to ensure everyone is ready to make use of new digital capabilities. Solutions, services and content are needed to add value to people’s daily lives.
The development of such solutions and content also allows us to respond to social challenges related, for example, to health, education, rural economic development and security, among other issues.
Therefore, on the one hand, we innovate in new ranges of services and, on the other, we encourage technology to become a key tool in the development of a more inclusive society for people with disabilities.
> Sustainable innovation: new services with social impact
Financial inclusion
We facilitate access to loans and insurance through mobile financial products (Movistar Money), thereby reducing barriers to accessing finance and financial resources.
Health solutions
We bring healthcare closer to people, relying on technology, facilitating the connection between patients and health professionals with products such as Movistar Salud in Spain or Vida V in Brazil. In this way we contribute directly to achieving Sustainable Development Goal 3 (Good Health and Well-being).
Digitalisation of the rural environment
Smart Agro solutions that inform farmers about factors such as soil moisture and soil water consumption, allowing them to optimise irrigation and thus improve crop yields. A solution designed to drive a more sustainable model of agriculture able to cope with the challenges caused by climate change.
Data and artificial intelligence solutions
Services which look to solve social or environmental problems (big data/AI for Social Good) with applications for monitoring infectious diseases or analysing air quality in large urban environments.
Security services
Products that help guarantee the security and integrity of people and businesses, such as the range of commercial services offered through Movistar Prosegur.

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2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Technology serving people with disabilities
Technology has become one of the main allies of people with disabilities. Therefore, we want to build a more accessible world, ensuring access to the benefits of the digital transformation for everyone. This objective is aligned with the firm commitment to be a more inclusive company: “we want to put the customer at the center of everything we do, leaving no one behind”.
An example of this commitment is Telefónica’s adherence to the Principles for Driving the Digital Inclusion of Persons with Disabilities promoted by the GSMA, which seek to close the digital divide for people with disabilities through a specific framework for action for telecoms operators.
This commitment is reflected in the development of products and services adapted to the needs of people with disabilities and in actions aimed at improving the accessibility of customer service and communication channels.
Along these lines, and within the global Telefónica Accessible project, we are seeking to integrate the concept of Design for All into our value chain, from the conception of our products and services, through the Responsibility by Design project.
In addition to training and raising awareness in the areas responsible, achieving technological solutions that enable access to information for people with disabilities requires us to work with benchmark associations in the field of disability to gain a better understanding of the needs and demands of this segment. In Spain, this is with Fundación ONCE, ILUNION and CNSE, among others.
At the same time, we are working to ensure the same user experience for all our customers, by improving the accessibility of our customer service and communication channels, whether online or offline. Along these lines, we guarantee the accessibility of call centers in some of our operations, such as Colombia or Spain, where our hearing-impaired customers can communicate through video interpretation.
As far as shops are concerned, we offer video interpreting services in countries such as Chile and Brazil. In addition, in Argentina, we have developed and implemented the inclusive customer service API tool, which reduces barriers in in-person communication with our customers through an application. Besides, we train our operations sales force in specific approaches when attending people with disabilities.
Regarding terminals, we provide information on the accessibility features of the new mobile devices in our catalogue. This means customers can identify the best terminals for overcoming visual, auditory, cognitive and dexterity difficulties through a set of icons.

2.7.3.4. Safe and responsible use of technology
The last major milestone in bridging the digital divide is to build trust in new services and thereby minimise concerns and misgivings about the security, risks or privacy of the services.
For this reason, we are working on two lines of action that allow us to address this problem from a holistic viewpoint, not only by responding to all risks related to information privacy or security of services, but also by promoting responsible use of new technologies, mainly aimed at the most vulnerable groups such as those most affected by inappropriate use of services, such as children.
> We guarantee the privacy and security of people accessing digital services
Data privacy and the security of our services are two strategic elements within the company.
In addition to our policies and commitments, we also have commercial solutions such as Conexión Segura (‘Secure Connection’) which is offered with smart Wi-Fi devices and ensures secure Internet browsing from devices connected to the network. This free service filters out more than 250 million threats annually. For more information on privacy and security see chapter 2.15 Privacy and security.

Go to chapter 2.15 Privacy and security
> We encourage and train people in the responsible use of technology
In this line of activity, we promote the training and awareness-raising of the population regarding the responsible and correct use of new technologies, as well as the capacity to know how to respond appropriately to attempts at fraud and infringements of the privacy or security of the people who use the services. For more information, please see the chapter on Responsibility in our products and services.

Go to chapter 2.9 Responsibility in our products and services.

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1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Targets
> Connectivity roll-out
In the coming years, we have ambitious goals to further deploy the best and most efficient connectivity:
•Achieve broadband coverage of 90-97% of the population, within our main markets in 2024, strengthening our commitment to the development of rural areas.
•Spain: to achieve 100% fibre optic coverage by 2024.
•Germany: 50% of the population with 5G by 2022, as well as boosting fibre roll-out in rural municipalities in collaboration with other partners. Over the next six years, our joint venture with Allianz aims to serve 2.2 million people, predominantly in rural areas, by investing €5 billion. This will allow 50,000 km of fibre optics to be installed in the next 6 years.
•Colombia: the new company created by Telefónica and KKR will bring Fibre-To-The-Home (FTTH) to 4.3 million covered premises in around 90 cities over the next three years.
•Brazil: FiBrasil (a new joint venture created between Telefónica Group and CDPQ) aims to bring fibre infrastructure to 5.5 million homes and businesses in the next 4 years.
•Internet for All (Peru): aims to reach more than 6 million Peruvians in rural localities on the coast and in the highlands and jungle of the country with 4G mobile broadband coverage.
> Accessibility
Our goal is to ensure 100% accessibility of our digital solutions, so that they can be used by all people regardless of their physical capabilities.
> Education and training in digital skills
We are converting the 140,000m2 of our headquarters in Madrid (Telefónica District) into a network of intelligent buildings connected to each other to optimise the exchange of information and technology. It will have the capacity to train 100,000 people a year in new digital skills.
> Technology at work for people with disabilities
In Spain, we have set ourselves the goal that 100% of products and services will be integrally designed with this approach by 2022.

2.7.4. Progress in 2021

In 2021, we were recognised by the World Benchmarking Alliance, an international organisation that evaluates the top 150 companies in the technology and communications sector, as the world's top company for our commitment to digital inclusion.

We were recognised in 2021 as the No. 1 company in the ICT sector worldwide in the Digital Inclusion Benchmark.

Highlights of our progress in the financial year include the following:
> Connectivity roll-out
At year-end, we had achieved 4G/LTE coverage of more than 90% of the population in the four main countries in which we operate.
In addition, we managed to bring 5G to more than 80% of the population in Spain and are developing an ambitious project in Germany to cover all rural areas with broadband technology.
Similarly, we reached agreements in Germany, Colombia and Brazil to boost and accelerate fibre optic deployments, mainly in rural areas, and started working with Skydweller Aero Inc. to explore the development of new connectivity solutions to accelerate the expansion of mobile coverage in remote regions.
Meanwhile, and in line with the objective of continuing to invest in connecting the unconnected, we issued two sustainable hybrid bonds in February and November, which incorporate, as commitments to society, the deployment and improvement of broadband connectivity in areas that were disconnected or whose connectivity was limited.
Finally, we renewed our partnership with CAF (Development Bank of Latin America) until 2022 to promote digitalisation in the Latin American region, with special emphasis on the ‘Internet for All’ project, where we participate directly with CAF, Facebook and IDB Invest. Specifically, in Peru by the end of 2021, 13,485 rural communities had access to 4G, enabling connectivity to more than 2.4 million people.

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1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Affordability
During 2021, we have invested in Universal Service in 7 countries.

Universal Service (€ millions)
	2020	2021
Argentina(1)	39	47
Brazil(2)	70	62
Colombia(3)	40	36
Ecuador(4)	3	3
Spain(5)	8	8
Peru	13	11
Venezuela	1	2
(1) Argentina: the value reported for 2021 includes only contributions for the period January-November 2020.
(2) Brazil:
2020: FUST 272,159,651.65 and FUNTTEL 136,079,828.11
2021: FUST 265,473,846.59 and FUNTTEL 132,736,925.05
(3) Colombia: includes payments derived from revenues from the provision of telecommunications services, plus the use of spectrum frequencies. Includes a recurring percentage (%) agreed with the Ministry for mobile spectrum renewal.
(4) Ecuador: Payments correspond to 1% of Universal Service (FODETEL, payment made quarterly based on the previous quarter's income). Includes payments for SMA, LDI, Carrier Service and VAS.
(5) Spain: The data for the years 2020 and 2021 includes adjustments of revenue provisions from years prior to that date, in accordance with the final

> Digital skills training
The ‘42’ programme has continued its expansion in Spain and is already active in the cities of Madrid and Urdúliz, Vizcaya, Málaga and Barcelona.
Miríadax was consolidated in 2021 as one of the five most important e-learning platforms worldwide, being a benchmark for online training in Spanish. It currently has more than 7.6 million registered students, over 100 educational partners and a teaching community of more than 3,500. The Profuturo programme has more than 19 million beneficiaries in 40 countries.
In addition, we continued our training programmes for older people in digital skills (‘Mobil im Alter’ in Germany) to prevent digital exclusion, and started to prioritise telephone support to older people in Spain, aware that they may have difficulties using other digital channels.
> Accessibility and innovation
During 2021, we enhanced our flagship solutions to address the needs of people with disabilities and the elderly:
•Movistar+ 5S, the functionality that allows customers with hearing or visual disabilities to access content on the Movistar+ television platform, increased its content offering, providing around 900 triple-accessible contents.
•Mapcesible, the collaborative platform to facilitate travel and identify the accessibility of buildings, venues and tourist sites, reached 31,000 mapped locations by the end of 2021.
•ViveLibre, a digital service specially designed to enhance autonomy of people with support needs. In 2021, prototypes of the ViveLibre Hogar sensor devices began to be deployed, through which we aim to generate predictive models that allow for the identification of alerts in a proactive and non-intrusive manner.
•Accessible terminals for ONCE lottery sellers were rolled out in 2021. These incorporate text-to-voice conversion systems, special protection systems to withstand falls and adverse weather conditions, a more powerful scanner and bar code reader, and a screen using the Braille system, among other accessibility features.
In relation to our customer service and communication channels, the new corporate website, updated in 2021, maintained compliance with the Web Content Accessibility Guidelines 1.0 (WCAG 1.0), in its double-A level, established by the W3C (World Wide Web Consortium).
In addition, we expanded the number of shops that have a magnetic loop for the hearing impaired in the UK and Spain, increasing the previous offering.
Finally, it should be noted that in 2021 we reinforced accessibility training in key areas of the Company such as Communication, Marketing and Branding.

MILESTONES
→ Telefónica was recognised in 2021 as a global leader in digital inclusion by the World Benchmarking Alliance.
→ At year-end, we exceeded 90% 4G/LTE coverage in our main markets.
→ We reached agreements in Germany, Colombia and Brazil to boost and accelerate fibre optic deployments, mainly in rural areas.

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2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.8. Human Rights

KEY POINTS
We have a strong commitment to respecting and promoting human rights, governed at the highest level with a clear accountability process.
We have a due diligence process in place and carry out impact assessments in all our operations in order to identify, prevent, mitigate and remedy potential human rights impacts.
We have been ranked as the 1st telco worldwide by Ranking Digital Rights for our commitment to human rights, privacy and freedom of expression.
2.8.1. Vision
There are many challenges facing us as a planet and as a society. The climate crisis, digital divide, social inequality and the violation of people’s rights are just a few examples. But, fortunately, today more than ever, we have strong commitments and tools to address them at all levels (government, business and civil society).
From a business viewpoint, and more specifically at Telefónica, we want to contribute to the sustainability and we see ourselves as part of the solution to many of the aforementioned challenges. Specifically, on human rights, we embrace the UN Declaration of Human Rights of 1948, as well as subsequent standards such as the UN Guiding Principles on Business and Human Rights of 2011, and assume the corresponding responsibility to respect and promote human rights.
What is more, we go beyond our internal ecosystem and ensure respect for human rights throughout our value chain. To this end, we implement various initiatives and measures to ensure the respect for human rights of our suppliers in the supply chain as well as our customers through the development of responsible products and services.

2.8.2. Governance
We have defined a governance model led by the Board of Directors that involves all relevant hierarchies and areas of the company at global and local level (more information in the box below: Human rights governance) to ensure that our commitment to human rights permeates our day-to-day business at all levels.

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2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Human rights governance
Board of Directors	Periodicity: permanent
Responsibilities: approves Responsible Business Plan (including human rights objectives/projects).
Sustainability and Quality Committee*	Periodicity: monthly * Permanent Committee of the Board
Responsibilities: supervision of Responsible Business Plan (and therefore human rights issue) through regular reporting by Responsible Business Office.
Responsible Business Office	Periodicity: permanent supervision and quarterly reporting
Responsibilities: defines and monitors Responsible Business Plan (and thus human rights issue). Brings together all the company’s strategic department heads and is led by the Corporate Ethics and Sustainability Department

Coordination and dialogue with teams at local level	Periodicity: permanent
Responsibilities: ongoing dialogue with local teams to ensure consistent implementation of the human rights policy in the company
2.8.3. Policies
Our main internal human rights policies and standards of conduct are:
•Global Human Rights Policy
•Supply Chain Sustainability Policy Regulation of the Responsible Business Channel
•Global Privacy Policy
•Global Security Policy
•Occupational Safety, Health and Well-being Policy
•Diversity and Inclusion Policy
•Responsible Communication Policy
•Global Environmental Policy
•Anti-Corruption Policy
•Global Regulation on Requests by Competent Authorities
•Principles of Artificial Intelligence

2.8.4. Risks and opportunities

We are fully aware that the nature and reach of our business means that we face risks of potential human rights’ violations along the value chain

Data privacy and security, freedom of expression and decent working conditions are some examples of rights over which we play an essential role and must enforce, internally (employees) and externally (suppliers and customers).
Having said that, connectivity is also a key tool to facilitate and promote people’s rights, for example through access to information and the exchange of ideas.

At Telefónica, we see this potential as an opportunity to develop products and services that encourage economic and social development.

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2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Human rights in the value chain

Human rights issues

- Abolition of child/ forced labour
- Labour conditions
- Non-discrimination
- Data privacy and security
- Protection of the environment
- Health and safety
- Freedom of association
- Access to information
- Freedom of expression

Value chain

Telefónica

Suppliers ‹ Upstream — Employees — Downstream › Customers

Internal policies

Human rights policy

Responsible business principles

- Supply Chain Sustainability Policy
- Health and Safety Policy
- Security Policy
- Rules for Requests by Competent Authorities
- Environmental Policy
- Diversity Policy
- Anti-corruption Policy
- Privacy Policy
- Commitment to protecting children
- Non-discrimination Policy
- AI Principles
- Responsible Communication Policy

2.8.5. Strategy and commitments
Our strategy is to conduct a due diligence process along the entire value chain to respect and promote human rights throughout Telefónica's footprint.This is how we are able to manage the risks and opportunities arising from the analysis.

To this end, we have a due diligence system in place to help us identify, prevent, mitigate and remedy our (potential and actual) human rights impacts.

> Telefónica’s due diligence on human rights
GRI 103, 102-29, 408-1, 409-1, 412-1, 412-2, 412-3

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4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Our due diligence system is based on the United Nations (UN) Guiding Principles on Business and Human Rights. As set out there, a public commitment to human rights endorsed at the highest level is essential.
> Phases of due diligence
1. Policy
We have a Global Human Rights Policy (phase 1), approved by the Board of Directors, which aims to reaffirm our responsibility to respect and promote human rights and establish general guiding principles. From this, we derive other internal policies and procedures (see examples in figure mentioned before) that serve as instruments to ensure respect for human rights in more specific areas.
2. Impact assessments
From an internal management perspective, the starting point are the Global Human Rights Impact Assessments (phase 2) that are conducted every three to four years with the help of external experts and in close consultation with our stakeholders. The aim is to understand how our business activities/relationships and products/services impact on human rights and, on this basis, , to identify the salient issues we need to work on.

Also, based on the Global Assessments and material issues identified in them, we conduct more detailed analyses:

•Annual risk assessments in all our markets in accordance with Telefónica’s Enterprise Risk Management process.
•Local impact assessments in cases where it is considered relevant to have a more accurate picture of the national situation in order to address risks in a specific context.
•Thematic impact assessments when we need to take a detailed view of an issue because we have identified a particular risk or concern.

Human rights impact assessment process

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Priority issues identified in the Global Impact Assessments: issues and groups impacted

Direct action	Network deployment	Terms and Conditions of Products/Services	New technologies and developments related to artificial intelligence	Employees
	•Ownership •Health and safety •Environment •Information	•Equality and non-discrimination •Freedom of opinion and expression •Responsible communication •Privacy and data security •Health and safety •Intellectual property, industrial property and copyright	•Privacy •Security •Equality and non-discrimination •Other rights that may be affected
•Equality and non-discrimination
•Health and safety
•Fair and satisfactory working conditions
•Freedom of association, social dialogue and trade union rights
•Combating forced labour and other modern forms of slavery
•Child labour

	•Indigenous peoples •Local communities •Own employees •Workers in our supply chain	•Minors/Seniors •Women •Persons with disabilities •Another group potentially facing discrimination	•Minors/Seniors •Women •Persons with disabilities •Ethnic minorities •Other groups potentially facing discrimination	•Own employees •Minors/Seniors •Women •Persons with disabilities •Ethnic minorities •Other groups potentially facing discrimination

Indirect action	Supply chain	Mergers, acquisitions and strategic alliances
•Equality and non-discrimination •Employment rights •Rights associated with conflict minerals •Forced labour and other modern forms of slavery •Child labour
•Workers in our supply chain •Migrant workers •Minors/Seniors •Women •Persons with disabilities •Ethnic minorities •Other groups facing a potential impact

Contribute	Environmental impact	Anti-competitive practices	Fiscal responsibility	Digital divide	Prevention of corruption and bribery	Education

Issues	Impacted groups
Taking our global impact assessment as a reference point, we have selected a number of issues that are priorities for Telefónica and for which we are conducting specific actions, set out in the section on Progress below. The issues are:

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Network deployment: the core of our business, since connectivity is based on our fixed and mobile networks. It is thus essential that decisions and actions related to network deployment, enabling us to serve our customers, are developed and implemented with respect for the rights of workers involved, and those of local communities and potentially-affected ecosystems.

Privacy, freedom of expression and information: as an ICT company that handles personal data of customers, we use and protect their information with maximum security, providing transparency and control over its use and purpose. The same commitment to privacy and freedom of expression applies to requests we receive from competent authorities regarding interceptions of communications, access to metadata, blocking and restriction of content, and geographical suspensions and/or service restrictions.

Artificial intelligence and big data: the relationship between people and machines is becoming ever closer, which is why it is essential to ensure and monitor the ethical development and use of new technologies so that technological advances do not undermine people’s rights, but contribute to a sustainable development.

Protection of children: the digital world offers many opportunities. Children need digital skills, as well as specific tools to enjoy those opportunities. Their online privacy and reputation needs protecting, and potential problems, such as inappropriate content, must be addressed.

Supply chain: it is essential that we pay particular attention to supply chain management, given our commitment as well as its scope and relevance, and we join forces to ensure that our suppliers have an adequate human rights record.

3. Integration in processes
Based on the results of the various assessments, we adapt our internal policies and processes (phase 3) to prevent, mitigate and/or remedy potential human rights impacts.

Two processes should be highlighted here: responsible design, focusing on the integration of ethical and sustainable criteria (including respect for human rights ), from the initial development phases of any product or service, and; human rights training for all employees and departments.

4. Assessment and reporting
We carry out monitoring and reporting actions (phase 4) on an ongoing basis, monitoring potential human rights risks and assessing how improvements, arising from the impact assessment work plans, have been implemented.
5. Complaint and remedy mechanisms
One of our complaint and remedy mechanisms (phase 5), the Concern and Whistleblowing Channel, allows any person or entity to raise legitimately concerns or complaints about human rights and other issues. This channel allows us, beyond as the resolution of the issue in question, to take appropriate measures to reduce risks by adapting our policies, processes, etc.

More information about our due diligence on the website
Targets
•100% of our operations annually assessed on human rights.
•100% of providers of risk in the area of sustainability (including human rights) will be EcoVadis-assessed in 2024.
•Our goal is that, as of 2022, 100% of our products and services developed in Spain will follow the responsibility-by-design approach.
•Continue to occupy a leading position in the Ranking Digital Rights.
•Increase the percentage of employees trained in human rights through the Responsible Business Principles course (2021 figure: 85%).
2.8.6. Progress in 2021
> Due diligence
In 2021, we continued to work on each of the five steps of our due diligence process.
The following table reflects our progress in this area in recent years. For this year, the update of the human rights risk assessments in all operations as well as the realisation of a specific assessment in our main market Spain can be highlighted.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Due diligence step	Roadmap	Activities
1. Policy	Approved in 2013 Updated in 2019
Approved by the Board of Directors.
Defines a governance model with clear responsibilities.
Conforms to international human rights norms and standards.
Covers the entire value chain.
Publicly available in several languages.
Communicated internally and externally.
Implementation assessed by Internal Audit.
Compilation of recommendations and improvements for the next update.

2. Impact assessments	Ongoing since 2013
Carried out on a regular basis, both globally (2013 & 2018) and in all countries at local level (11 countries by 2021).
Human rights risk assessments in all countries in 2021.
Additional local evaluations in Germany (2019), Argentina (2019), Brazil (2019), Chile (2021/2022), Colombia (2019), Ecuador (2019), Spain (2020/2021), Mexico (2021/2022), Peru (2021/2022), Uruguay (2021/2022), Venezuela (2019).
Complemented by additional/specific assessments for most important topics.
Conducted with external human rights experts (e.g. with BSR in 2013 and BHR in 2018 and 2021).
Covers own business/commercial relationships and products/services.
In close cooperation with global/local stakeholders.

3. Integration in processes	Ongoing
Impact assessments submitted to the Sustainability and Quality Committee of the Board of Directors and Responsible Business Office for development of the Responsible Business Plan.
Integration of results of impact assessments into internal policies and processes.
Concrete examples of integration of assessment results into processes:
•Mandatory human rights training for all employees.
•Human rights are established as a ‘basic risk’ in the Company’s risk map (ERM).
•Inclusion of human rights clauses in contracts with third parties (suppliers, partners, etc.) and investment agreements, joint ventures, acquisitions and mergers.
•On-site human rights audits of suppliers, e.g. on health and safety issues, child/forced labour.
•Escalation process in the event of a human rights crisis (e.g. regarding privacy/freedom of expression issues).
•Implementation of ‘Human rights by design’.
Adoption of policies related to human rights
•Principles of Artificial Intelligence.
•Responsible Communication Policy
•Movistar+ Editorial Code
Update of policies/regulations to integrate/highlight human rights issues
•Privacy policy.
•Supply Chain Sustainability Policy.
•Rules for Requests by Competent Authorities.
•Crisis Management Manual.

4. Assessment and reporting	Ongoing
Annual report to the Board of Directors on the implementation of the Plan (which includes human rights).
Risk map: continuous monitoring of human rights risks in the Company’s risk map.
Impact assessments: regular assessment of our human rights performance through impact assessments at global/local level.
Annual reports: report on human rights performance in the Integrated Report and Transparency Report (privacy and freedom of expression issues).
Corporate website: updated information on human rights performance.
Institutionalised dialogue with stakeholders through our Stakeholder Panel.
Participation in multi-stakeholder initiatives such as UNGC, GNI etc.

5. Complaint and remedy mechanisms	Ongoing
Complaint and Remedy Channel, allowing stakeholders to file complaints or queries (in several languages) confidentially and anonymously on any matter related to the Responsible Business Principles (also explicitly on human rights).
Channel Regulation (publicly available), guaranteeing equal treatment, stipulating that queries must be answered and, where possible, solutions/remedies offered within a maximum period of 6 months.
The consultations on the Channel are used to update human rights policies and processes, etc.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

In addition, two processes stand out as cross-cutting initiatives that reinforce and translate our human rights commitments into reality:

Human rights by design
GRI 102-29

In 2021, the ‘human rights by design’ approach continued to be implemented. To this end, product managers perform a self-assessment of new products and services using an online tool in the design phase in order to identify and address potential human rights impacts such as privacy, freedom of expression, non-discrimination, artificial intelligence or the impact on vulnerable groups such as minors. If risks are identified, the product or service is subjected to further analysis with the help of the Company’s human rights experts in order to avoid adverse effects.
Human rights by design is part of Telefónica's Responsible Design initiative, which is set out in Chapter 2.9. Responsibility in our products and services.

Go to chapter 2.9.Responsibility in our products and services

Training in human rights

As in previous years, we provided general training for all employees through the Responsible Business Principles and Human Rights Course and more specific training for professionals (from the Legal, Compliance and Data Protection Areas, the M&A team, Public Affairs, Institutional Relations and Operations), whose work might have a greater impact on human rights.

In relation to Telefónica’s human rights priorities, referred to in the Strategy and Commitments section, we would highlight the following advances:
> Network deployment
GRI 103
In 2021, we continued to implement our guidelines for responsible network deployment in all countries where we are present. These guidelines were developed in close collaboration with our local teams and outline a set of recommendations to be followed in the following phases of network deployment: deployment justification, deployment planning, deployment and field operation, network operations, and network maintenance and removal.
In each of these phases, four major blocks of high-priority human rights are involved:

Human rights issues in network deployment

1. Human rights in the workplace	4. Human rights and the supply chain
Human rights compliance in the Company’s immediate environment includes issues relating to health and safety, working conditions, discrimination and diversity management.	Human rights aspects related to the supply chain include issues related to impacts that may be caused indirectly through Telefónica's business partners, mainly with regard to non-compliance in the workplace, environment or social issues.

2. Human rights and society	3. Human rights and the environment
Regarding society, these include issues of privacy, freedom of expression and our relations with local communities and indigenous peoples, as well as bridging the digital divide in rural versus urban areas.	Related to human rights and the environment are aspects regarding negative impacts on the environment, such as deforestation, soil and water contamination, and effects on biodiversity or visual impact. The latter two occur mainly in the network deployment and maintenance phases, although they are closely related to the planning phase, where all potential impacts originate and can also be avoided or minimised.
We also have cross-cutting tools that help minimise the risk of negative impacts and maximise positive ones:
•Training in human rights for professionals in all phases of the process.
•Provision of complaint channels in all phases of the process.
•Ongoing dialogue with local communities.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Privacy, freedom of expression and information
As part of our commitment to privacy and freedom of expression, in 2021 we published information in our Annual Transparency Report on the requests we received from competent authorities regarding interception of communications, access to metadata, blocking and restriction of content and geographical suspensions and/or restriction of service. In this report, published on the Telefónica website, we report the following for each operator:
•The local legislative framework that awards legal power to competent authorities to make such requests;
•The names of the competent authorities that have the legal power to make such requests;
•The total number of requests received and rejected during the year.
•The total number of accesses affected by the requests.
We have a Regulation on Requests made by Competent Authorities in place, which sets out a uniform procedure for all companies within the Group on how to assess and respond to these requests (see the summary of the regulation on Telefónica's website, in the Privacy and Security Centre).
More information on the Transparency Report on Telefónica’s corporate website at telefonica.com/en/sustainability-innovation/privacy-and-security-centre/report-on-transparency/
As a sign of our progress on privacy and freedom of expression, in 2021, and for the second year in a row, we ranked first among all telecommunications companies in the Ranking Digital Rights (RDR). This ranking assesses companies’ commitments, policies and practices affecting customers' freedom of expression and privacy, including governance and oversight mechanisms. In this edition, the methodology was revised, integrating indicators on targeted advertising and algorithmic decision-making systems.

We also belong to the Global Network Initiative (GNI). During this year, we were involved in different initiatives related to the impact of COVID-19 on privacy and freedom of expression. As a member of the GNI, we successfully passed the GNI’s independent assessment process. The positive assessment was based on a report from an independent external adviser (Deloitte), who examined Telefónica’s policies, processes, and governance model to safeguard customers’ freedom of expression and privacy.
> Artificial intelligence and big data
It is undeniable that technology offers a range of infinite possibilities to society. Big data and artificial intelligence have burst into our lives as technologies with great potential, linking man and machine to generate opportunities.
However, it is important that the development and implementation of such technologies is done from an ethical and responsible viewpoint, helping to generate more inclusive and fairer societies. To ensure this, we published our AI Principles, which at the core set out the use of ‘responsible AI by design’ and a corresponding governance model. In this context, in early 2021, we launched a course, available to all employees, on how to apply and respect human rights by design, including considerations on the use of artificial intelligence.

Practical management example on the impact of AI on products and services, including human rights considerations
An analysis of different products and services was carried out to check as to whether they are in line with our AI Principles. The following criteria of our AI Principles were applied: fairness, transparency, security and privacy, people-centred and collaboration with third parties. Once all the selected products and services were evaluated, a diagnosis of the situation was made, work carried out to remedy the gaps identified and a reassessment performed to see how corrections or improvements were implemented. The aim was to ensure that the AI Principles permeate all areas in which it is applied and to ensure ethical AI by design.

> Child protection
GRI 103
Beyond our efforts to make the Internet a safer place for children, which the latter can use responsibly and in accordance with their age, we continue to reinforce the defence of children's rights by analysing the impact of our business. We follow the Child Rights and Business Principles developed by Unicef and use its MO-CRIA (Unicef Mobile Operator Child Rights Self-Impact Assessment Tool).

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

In 2021, we continued to implement the improvement plan developed from the MO-CRIA in areas such as inappropriate information access; protection of privacy, information, personal reputation and product and service impacts; and inappropriate advertising and marketing actions.
> Supply chain
While our supply chain management is explained in more detail in the chapter devoted to the latter, it is important to highlight here our commitment to ensuring that our suppliers operate in a way that respects human rights.
To achieve this, in 2021, as in previous years, we required all our suppliers to sign the Supply Chain Sustainability Policy, which sets out contractually binding human rights requirements. In addition, we conducted a risk analysis to identify those suppliers who may constitute a high risk in terms of sustainability in general, and human rights in particular, and subjected them to a detailed assessment. This assessment of high-risk suppliers is performed through the EcoVadis platform. In addition, we verify the compliance of the most critical suppliers through on-site audits.
To conduct these audits, we are supported by the JAC (Joint Audit Cooperation) initiative, which specifically addresses issues such as forced labour, child labour and/or conflict minerals.

Practical example of corrective actions: audits and working groups
We work to ensure that human rights are respected throughout the value chain. In the case of suppliers (upstream), we ensure that they comply with their obligations on that matter, among other things, through audits. Some of the issues that are reviewed in these audits are: health and safety, freedom of association, working conditions and wages, discrimination, forced labour or child labour.
Audits help us to identify potential non-compliance with human rights by our direct and indirect suppliers (Tier 2 and above). A concrete example in 2021 was the identification of overtime hours exceeding legal requirements at a factory of one of our electronics manufacturers in Asia. As a corrective action, it was agreed that employment contracts should require the signing of working hours so that overtime hours cannot exceed 36 hours per month. With this corrective action implemented, workers’ overtime now complies with the regulation (more examples of corrective actions are given in the table in the section,"JAC audit details", in Chapter 2.16. Responsible supply chain management).

In addition to audits, we are part of a specialised human rights working group within the JAC sectoral initiative. This working group was created in 2021 and analyses trends, new regulations or specific human rights risks in the ICT supply chain and proactively undertakes different initiatives to address any identified shortcomings.

In addition, we promote best practice on human rights in our supply chain through various supplier engagement initiatives such as the Supplier Development Programme.

More information on the programme can be found in chapter 2.16. Responsible supply chain management

MILESTONES
→ Human rights risk assessment in all our operations.
→ Integration of human rights aspects in our Responsible Design approach.
→ Top telco in the 2021 Ranking Digital Rights.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Summary of key indicators
	2020	2021
No. of employees trained on human rights through our Responsible Business Principles course (since its launch) (1)	103,934	88,815
% of operators subjected to a human rights impact assessment	100	100
No. of on-site human rights audits of suppliers (labour issues, child/forced labour, health and safety, privacy and security)	10,090	10,721
Number of queries/complaints received on human rights through the Responsible Business Channel(2)(3)	3	2
% of significant investment agreements(4) signed by Telefónica S.A. that contain human rights clauses.	There were no significant investment agreements	100%
Note:

(1) To improve data quality the calculation methodology was updated from 2020 to 2021
(2) The well-founded complaints filed on the internal complaints channel regarding human rights issues such as privacy, harassment/mobbing and discrimination are covered in the chapter on Ethics and Compliance (complaint and remedy mechanisms: consultation and complaint channels).
(3) The consultations/complaints received on Privacy and Freedom of Expression are listed in the table ‘Summary of key privacy and security indicators’ in Chapter 2.15 Privacy and Security.
(4) Significant investment agreements are those signed by Telefónica, S.A. at the corporate level during the reporting period that have led to a position of control of another entity and have entailed a capital investment project material to the financial accounts. According to this definition, on August 4, 2021, Telefónica Cybersecurity & Cloud Tech, SLU (“Telefónica Tech”) acquired Cancom, Ltd and its subsidiaries (the “Target”) pursuant to a stock purchase agreement executed on July 28, 2021 (hereinafter, the “SPA”). Under the SPA, as an essential part of the agreement, the sellers had to represent and warrant, amongst others matters, that the Target had been operated in compliance with applicable laws and regulations, including specific representations on matters relating to human and fundamental rights.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.9. Responsibility in our products and services

KEY POINTS
We have maintained our levels of network availability and quality during the pandemic, despite extraordinary traffic surges.
We continue promoting the responsible use of technology with the aim of leaving no one behind in the development of the digital society.
The Responsible Design framework is already in place in Telefónica Spain and being rolled out to other operations to ensure all our products meet ethical and sustainability criteria.
2.9.1. Vision
Telefónica has a great capacity to influence, and add value to, socio-economic development through the products and services we offer. Our technological solutions and communication networks can have a major positive impact on society (see Chapter 2.7 Digital inclusion), as well as in the protection of the environment (see Chapter 2.4. Digitalisation and Eco Smart services).

Go to chapter 2.7. Digital inclusion
Go to chapter 2.4. Digitalisation and Eco Smart services
However, this contribution would not be complete if we did not ensure that, in addition to delivering value, our services comply with all security, privacy and health regulations and standards, as well as offering solutions that go further and enable our customers to use digital services with security and confidence.
For this reason, the design, marketing and use of our products and services require a global strategy and a firm commitment from the entire organisation to ensure they are aligned with the Company’s purpose and values.
The working model we defined to ensure Responsible Design and use of our products and services encompasses the following lines of action:
•Network quality and availability: our responsibility is to guarantee maximum access speed and information transmission capacity 24 hours per day from any device and place and in any situation.
•Electromagnetic fields: we comply with radio emission limits at all our base stations, thus ensuring exposure levels are completely safe for our health.
•We do a thorough job of ensuring the security, proper functioning, accessibility and traceability of our products and services. We also offer security services that provide a value proposition allowing them to accompany our clients in environments where security is an indispensable attribute.
•Responsible design: we ensure the incorporation of our corporate values and sustainability requirements from product definition throughout the development cycle.
•We promote the responsible use of technology, especially aimed at vulnerable groups who might be most affected by fraudulent or inappropriate use of the Internet and/or screens.
2.9.2. Risks and opportunities
Technology has proven to be a valuable tool for tackling major social and environmental problems, but at the same time, depending on how we use it, it can generate a number of risks that need to be managed and minimised. These include fake news, techno-addiction, cyber-bullying, misuse of the potential offered by artificial intelligence, problems associated with e-waste and the digital divide.
Furthermore, in a world in which cyber threats are inevitable, we use technological solutions (through Telefónica Tech, as providers of intelligent managed security services) to address everything from preparation and prevention of the risks that may be generated to detection, response and recovery of the damage caused, thus guaranteeing the cyber-resilience of our customers and their business.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

However, if we look at the opportunities generated by the design and use of digital solutions in a responsible and secure way, new technologies such as artificial intelligence, cybersecurity services or big data are proving to be very powerful tools in areas as diverse as content recommendations, image recognition, reducing cyber-attacks and online fraud, machine translation, medical diagnostics, autonomous vehicles, the legal field, education, transport and logistics, to name but a few.
These solutions are not only used in business, but also for social purposes such as better understanding and reducing the effects of climate change, natural disasters, pandemics and the analysis of migration problems.
We must also emphasise the value to the Company of offering reliable services that guarantee the health and safety of our customers and provide the highest standards of quality. All of this, together with the integration of accessibility, eco-design, transparency and ethical principles in the use of intelligent algorithms, is enabling Telefónica to deliver increasingly innovative and differentiated solutions committed to sustainable development.
2.9.3. Network quality and availability
It is imperative for all of us at Telefónica to comply with all national and international regulations to guarantee the quality of our products.
In this context, as a telecommunications and technology company, we have an obligation to ensure the highest quality both in our communications networks and in the new digital products and services we develop, market and deliver to our customers.
Our responsibility is to guarantee maximum access speed and information transmission capacity 24 hours per day from any device and place and in any situation.
The International Telecommunication Union (ITU) defines quality of service as the collective effect of service performance which determines the degree of satisfaction of a user of the service. Our commitment to our customers is that of guaranteeing an optimal uninterrupted service and being constantly transparent with regard to our network status at all times, even during the most adverse situations.
To ensure quality and service in our offering, we are constantly evaluating and monitoring fixed and mobile communications, thus allowing us to guarantee the availability of our service and respond immediately to any incidents that may arise.

This commitment to network availability and quality was strengthened more than ever as a result of the global crisis triggered by COVID-19. The traffic our infrastructures had to support increased by up to 50% at the worst moments of the pandemic compared to the traffic recorded the previous year on the same dates. Also in 2021, fixed and mobile network data continued to grow at a high year-on-year rate of 40%. Despite this we maintained our levels of quality and service when they were most needed.
Education, many working activities, health care and commercial activities, etc. were able to take place online over our networks, demonstrating that our commitment over many years to achieving one of the world’s most efficient and developed broadband infrastructures was worth the effort.
Network availability during 2021*
*Fixed and mobile network in Brazil and Spain. Mobile network in Germany and UK

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Connectivity constitutes the basis of our business, which is why we invest heavily in quality, resilient infrastructures to ensure that every day more households have the opportunity to access the digital world.

On the other hand, we are transparent and regularly publish information on the quality of our service. In this way, through our portals, we facilitate online checks of the status of the mobile network in real time.

Example of O2 real-time network status

We also report on the upload and download speed of the Internet connection from any location (e.g. the Movistar speed test). This means our users have access to quality information, enabling greater efficiency in the use of connectivity and potential incidents to be identified early.

Movistar Speed Test

By relating the different functions of an electronic communications service – contracting, maintenance, connection, billing – to criteria that users may use to assess their service quality (speed, precision, availability, reliability, etc.), a set of observable, measurable parameters can be determined to provide an objective, comparable representation of service quality to the user.
Of course, natural phenomena, external factors, power cuts, etc., can cause occasional localised interruptions to service. To minimised the length of the impact as much as possible, we work continuously to build greater resilience.
Critical situations that affected our service last year were:

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Critical situations by country

GERMANY (LOCAL) January 2021
Crisis	Nationwide voice service disruption
Type	Software failure during voicemail migration
Impact	Unavailability of voicemail service for 4 hours and 30 minutes due to software failure during migration process (voicemail could not be accessed either by account holder or those calling account holder).
Actions	Restoration of service by restarting voicemail distribution process.

BRAZIL (LOCAL) October 2021
Crisis	Unavailability of the mobile data network in the state of Sergipe
Type	Mobile data service failure
Impact	100% drop in 2G, 3G and 4G data traffic for 3 hours and 10 minutes in Sergipe state due to simultaneous unavailability of the 3 networks serving Sergipe.
Actions	Service stabilised after recovery of optical cable in one network (section between Aracaju-Sergipe and Itabaianinha-Sergipe).

SPAIN (LOCAL) January 2021
Crisis	Supply failure at power station in Madrid Pilar district as result of Filomena storm
Type	Long-term failure of supply company
Impact	Service problems in Barrio del Pilar neighbourhood due to power failure outside Telefónica’s control at local power station, result of effects of Filomena storm.
Actions	Installation of emergency generator to power the plant.

SPAIN (LOCAL) June 2021
Crisis	Problems with incoming and outgoing calls for corporate customers
Type	Software failure
Impact	Poor quality and timing of incoming and outgoing calls for corporate customers over period of three hours.
Actions	Service recovered after extending memory and restarting node PayLoads and balancer.

UNITED KINGDOM (LOCAL) March 2021
Crisis	Voice service disruption in Birmingham & West Midlands
Type	Power outage
Impact	Power outage lasted less than an hour, leaving affected customers in Birmingham & West Midlands without mobile network service.
Actions	Services automatically restored without intervention.

Such network service incidents, when serious enough, are managed directly by Telefónica's global crisis committee.

Go to chapter 2.15. Privacy and security

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Progress in 2021
In accordance with the international SASB standard (the Telecommunication Sustainability Accounting Standard), we assess a series of indicators relating to the quality and transparency of our services. These calculations, due to the peculiarities of each technology, can only be performed based on the network technology, the results depending on the geography of the regions where the service is operating.
In 2021, we extended the scope of the SASB indicators to include all services (voice, data and television) for both fixed and mobile networks of Telefónica España.
From the analysis of the indicators of frequency and average duration of outages (TC-TL-550a.1), it can be concluded that service availability was above 99.9%.

SASB indicators
2021
TC-TL-520a.2 (*)	FIXED LINE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of own and commercially partnered content.	ADSL: 14.854 Mbps FTTH: 611.152 Mbps There is no differential assessment between associated and non-associated content
	MOBILE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of own and commercially partnered content.	4G: 48.96 Mbps There is no differential assessment between associated and non-associated content
	FIXED LINE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of non-associated content.	ADSL: 14.854 Mbps FTTH: 611.152 Mbps There is no differential assessment between associated and non-associated content
	MOBILE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of non-associated content.	4G: 48.96 Mbps There is no differential assessment between associated and non-associated content
TC-TL-550a.1 (*)	FIXED LINE NETWORK: Average system outage frequency.	2
	MOBILE NETWORK: Average system outage frequency.	40
	FIXED LINE NETWORK: Average duration of customer interruption.	3,78 h
	MOBILE NETWORK: Average duration of customer interruption.	0,02 h
(*) Data corresponding to Telefónica Spain.

Go to 2.17. Appendix: SASB compliance table
2.9.4. Electromagnetic fields
GRI 103
In all countries where we operate, we comply with the exposure limits for electromagnetic emissions established by independent scientific organisations, such as the International Commission on Non-Ionizing Radiation Protection (ICNIRP), based on scientific evidence.
Compliance with these recently revised and updated standards ensures that we deploy a secure network, including 5G, as these guidelines are endorsed by the World Health Organization (WHO) and the International Telecommunication Union (UIT).
We monitor compliance with these limits in all operations and verify that all terminals and equipment offering our service meet international safety standards including SAR (Specific Absorption Rate) values.
We also have a Manual of Good Practices that acts as a guide for our teams and lists all initiatives taken within the Group in the different countries in which we operate. All these practices have a common interest in establishing a proper relationship with those communities we intend to serve. In this context, we work in coordination with institutions and operators in order to have a communication and dialogue strategy that helps the general public to detect fake news about 5G technology.
All Telefónica employees have access, through an online training tool, to the course ‘Mobile Telecommunications and Society’, in Spanish, Portuguese and German. The course includes four modules in which the technical

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2. Non-financial Information statement > Helping society thrive
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

basics of mobile phone technology are explained, how the exposure limits are established and how we comply with the different regulations. It also presents the current situation and latest developments in electromagnetic fields from a scientific viewpoint. This course is part of the welcome pack at most of our local operators.
> The 5G standard
The electromagnetic frequencies used for 5G are part of the radio frequency spectrum that has been researched extensively in terms of health impacts over decades, i.e. over 50 years of scientific research has been conducted on the possible health effects of radio signals used for mobile phones, base stations and other wireless services, including planned frequencies for 5G exposures.
The results of these studies have been analysed by many expert review groups. They all conclude that there is no evidence linking exposure below the guidelines set by the International Commission on Non-Ionizing Radiation Protection to known health risks for adults or children.
> Commitment to research
The scientific research in this field is a priority area for the World Health Organization. Similarly, the research programme of the European Union includes different projects in this area with the aim of addressing possible health effects of the electromagnetic fields.
Telefónica closely follows these projects and supports research by the German Federal Agency for Radiation Protection (BfS) on the development of leukaemia in predisposed animal models exposed to magnetic fields. In particular, we support the group of Spanish scientific researchers from the Salamanca Cancer Centre (CSIC) working on this study. The study will take three years to complete and results will be delivered in 2023.
Progress in 2021
In 2021, we made 44,492 measurements at our base stations.
These have always been below ICNIRP levels in all the countries in which we operate, even those without their own regulation.

MILESTONES
→ Our mobile antennae comply with the radio emission levels set by ICNIRP.

2.9.5. Products and services
> Health and safety in our products and services
GRI 103, 416-1, 416-2
At Telefónica, we do a thorough job of ensuring the security, smooth operation, accessibility and traceability of our products.
That is why we apply all the necessary protocols to ensure that 100% of the products and services we market comply with international standards and local legislation everywhere we operate.
In one way or another, these certificates affect customers’ safety, quality and experience as users and, in many cases, go beyond legal requirements. Non-compliance in these areas was not detected in any region in 2021.
At Telefónica, we also require the RoHS certificate (Restriction of Hazardous Substances, version 3) from all suppliers of terminals, not only for European markets but for all markets in which we operate, which restricts the use of certain hazardous substances (lead, mercury, cadmium, chrome VI, PBB and PBDE, etc.) in electrical and electronic equipment and the SAR (Specific Absorption Rate) of mobile phones, ensuring that none of them represent a health hazard for our customers. We also require that devices we sell have the GCF (Global Certification Forum) certificate. This guarantees that the connection with the mobile network works correctly, including emergency calls.
As for the rest of the equipment deployed in a residential setting and associated with access to the fixed network (routers-HGUs, WiFi amplifiers–repeaters, Movistar Home, etc.), we comply with all the common international standards that also apply to these types of devices, such as CE marking and RoHS, as well as local legislation required in each of the markets where we are present.
But we also go a step further in our commitment to the security of our products by conducting inspections and audits directly on our manufacturers’ premises as part of the entire development process.
In this way, we guarantee the quality of the installations, their quality control processes, the use of non-hazardous materials, safety regulations at the facilities, etc.
The four main types of inspections we request are:
•Quality System Audit.
•Quality Process Audit.
•Supply Chain Analysis.

Go to chapter 2.16. Responsible supply chain management

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5. Annual report on remuneration of the directors
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•Pre-Shipment Inspection:
◦BoM check.
◦Validation of firmware version used.
◦Verification of labels, manuals, cables and PSU.
◦Verification of PCBA version used.
◦Verification of housing used.
Progress in 2021
In relation to our quality assessments and certification of equipment and devices, non-compliance was not detected during 2021 in any of the regions in which we operate.
> Security services
We encourage all terminals with Android operating systems, sold as part of our operations, to receive security updates from Google for two or even three years.
Meanwhile, Telefónica Tech - the unit that encompasses the cybersecurity, cloud, IoT and big data technology businesses, created at the end of 2019 - is helping to reduce the digital divide between companies with customised services and solutions. In the case of cloud and cybersecurity, we offer a unique value proposition that allows us to accompany our customers in a multi-cloud environment with security as an indispensable attribute.
At Telefónica Cybersecurity and Cloud Tech, in view of the needs of our customers, we strengthened our capabilities by investing in both organic growth and the incorporation of new companies, in order to consolidate our position as the leading company in digital transformation.
We dedicate all our experience and effort to creating innovative cybersecurity products in order to always stay ahead of the attackers who have become a growing threat in our digital lives.
Our global services are designed to facilitate the migration of our customers to a secure cloud environment and continually improve the effectiveness of our security infrastructure. To this end:
•We work to develop new security services and capabilities designed to help protect businesses and people from threats and bugs in the environments in which they operate.
•We collaborate and exchange information about threats in real time with the main agencies and entities such as the European Commission, the Cyber Threat Alliance (CTA), ECSO, EURPOL and INCIBE.
•We have 11 Security Operation Centres (SOC), distributed throughout Europe and America, and 1 specialised Digital Operations Centre (DOC) located in
Spain, which brings together and monitors the operations of the SOCs, from where more than 30,000 servers are managed and more than 100 millon cybersecurity events are monitored each year. Thanks to our intelligent and automated platforms, we can act efficiently. We have experts ready to help our customers face new digital challenges in a world of uncertainty.
Progress in 2021
In 2021, at Telefónica Tech, we continue with our commitment to reduce the digital divide between companies with customised services and solutions.
Telefónica Cybersecurity & Cloud Tech reached a turnover of 944 million euros.
We acquired the following specialist companies that allowed us to expand or strengthen our portfolio of services and solutions:
•Altostratus Cloud Consulting, specialising in multi-cloud services and premier Google Cloud partner for Southern Europe.
•Cancom UK&I, consolidating our leadership in cloud and digital services in Europe.
We also continue to innovate and develop new services, sealing new alliances with international partners:
•We launched a cyber security service for SMEs, bringing together for the first time cybersecurity tools, training, remote support and advice, and NextDefense, aimed at protecting large enterprises from cyberattacks. We also launched Google Cloud by Acens to accelerate the digitalisation of SMEs using the cloud.
•Along these lines, Telefónica Cybersecurity & Cloud Tech reached agreements with Zoom to distribute its collaboration services and promote new ways of working, and Fortinet to guarantee its customers “the best connectivity and security” regardless of where they work from. We also signed partnerships with Microsoft to provide the industrial sector with private 5G and edge computing.
•In September 2021, together with Alias Robotics, we launched the world’s first cybersecurity lab for robots in Munich, Germany.
•As a result of these collaborations, alliances and our own experience, Telefónica Cybersecurity and Cloud Tech is present throughout the value chain and has a comprehensive portfolio of cloud and security solutions. We focus on five key service verticals, built on our key platforms, combined with our professional and managed services, built in turn on our solution-focused delivery platforms. All our operations are delivered through our intelligent Digital Operation Centre which

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provides an E2E perspective for the customer. We provide the following services:
1. Hybrid cloud to manage our customers’ workloads, data and applications.
2. Cybersecurity to build a resilient business.
3. Hybrid workstations to reinvent the digital workplace.
4. SASE to move the network to the cloud.
5. Digital business for SMEs. All this effort has earned us the acclaim of leading industry analysts in the field.

Key indicators on Security Services
	2020	2021
Total number of external audits of Security Products and services (Telefónica Tech)	10	24
Number of Security Operation Centers (SOCs)	11	11

2.9.6. Responsible design
GRI 102-29
> Governance
At Telefónica we have defined and are implementing a new framework in our internal product and service development processes called Responsible Design.
This approach allows us to incorporate ethical principles and sustainable development criteria in the new digital solutions we are developing. In this way, we ensure the alignment of new products with our purpose and the Responsible Business Principles we have set ourselves as a company.
In addition, we set ourselves the goal that 100% of our products and services meet Responsible Design and for this defined a governance model distributed across three levels:
Level 1: Product managers/developers who develop new solutions must perform a self-assessment of the design of the product/service they are developing by means of an online questionnaire. This self-assessment explicitly addresses the potential human rights risks associated with the use of artificial intelligence. And is embedded in a three-tier governance model supported by a wider expert community.
Level 2: Support from experts, which will clarify any queries or questions that may arise at any time, from the design stages to final delivery. That is, if a product manager/developer (Level 1) has concerns about the possible adverse impact of a certain product or service after completing the self-assessment, these concerns will automatically be raised to a multidisciplinary expert group of the Company (Level 2) and together they will try to solve the problem.
Level 3: Responsible Business Office, the last resort in the case of issues which cannot be addressed by the team of experts.
It is also important to highlight not only the awareness-raising and training of the areas directly involved in the Responsible Design process, but of the entire organisation, in order to guarantee a complete alignment of the different activities of the company.

Our Responsible Design process

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> Strategy and commitments
The two pillars of our Responsible Design framework for the development of new products and services are as follows:
•Design ethics: ethical principles associated with our engagement with the customer and use of data and artificial intelligence.
•Sustainability criteria applied to design: oriented towards the impact that our products and services have on people, especially ensuring the inclusive use of our products, as well as the impact they may have on the environment.

Design ethics
Within the pillar of design ethics we incorporate:
1 - The values that form our customer promise and shape the way we relate to our customers:
•Integrity: we deliver what we promise.
•Transparency: we provide all information about our products or services to our customers in a proactive and transparent manner.
•Simplicity: we ensure that all service processes and operations are accessible and understandable to our customers.
2 - Responsible use and ethical data management, the definition of algorithms and the use of artificial intelligence in order to avoid any possible negative repercussions from their misuse, such as:
•Bias in data and algorithms.

•Lack of transparency about how algorithms make important decisions, or about the use of personal data.
•Lack of human control in automatic systems.
•False positives and negatives in results obtained in information analysis that could have a disproportionate impact on certain groups.
Specifically, and in relation to new services incorporating artificial intelligence capabilities, Telefónica was one of the first companies in the world to publish a set of ethical principles associated with their use in October 2018.
In this regard, Telefónica has a firm commitment to human rights, as indicated in the Company’s Responsible Business Principles and Human Rights Policy.

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Our Artificial Intelligence Principles

Big Data and **Artificial Intelligence (AI)** enable us to transform businesses, people's lives and society. With these advances, we want to **improve as a company** while at the same time making the world a better place for everyone. Therefore, we pledge to design, develop and use AI which is:

Fair

We make sure that the applications **do not lead to results with biases and discriminatory or unfair impacts.**

We ensure that **there are no discriminatory elements** when the AI learns and the algorithms decide or recommend.

Transparent and explainable

We tell users **which data we use and for what purposes.**

We take sufficient measures to ensure understanding of its decisions or recommendations.

We require our suppliers to have or adopt our AI principles or similar principles of their own.

With people as our priority

We make sure that the **AI always respects Human Rights.**

We are **committed to the UN's Sustainable Development Goals.**

We help to **avoid the improper use** of technology.

With privacy and security from the design

When constructing Artificial Intelligence systems, **we take particular care with the security of information.**

We respect the right to privacy of people and their data.

With partners and third parties

We confirm the veracity of the logic and the data used by providers.

Sustainability applied to design
This pillar ensures we assess the possible impact of our products and services on society, people and the environment.
We ask ourselves whether our products or services contribute to improving people’s lives, if they are accessible, and respect and/or promote our customers’ human rights, focusing particularly on children and other vulnerable groups.
A crucial area of Responsible Design is incorporating accessibility into our products and services so anyone, irrespective of their abilities, can use them satisfactorily, safely and autonomously from the very beginning, especially when they are products and services with some type of web interface or app.

That is why we are incorporating not only the principles of Universal Design into our developments, but also the four accessibility principles included in EU Directive 2016/2012 of the European Parliament when developing any products or services, based on the recommendations of the W3C/Web Accessibility Initiative:
•Perceivable, so that users can clearly distinguish the information.
•Understandable, so that how to use it and the actions it requires are clear.
•Operable, so that anyone can use it.
•Robust, so that the content can be interpreted by different technologies.

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In addition to accessibility, design sustainability seeks to reduce as far as possible any negative consequences of our activities and products and services on the environment. That is why we apply ideas linked to eco-design, waste management and the circular economy.
Through eco-design, we are not only pursuing a reduction in any potentially negative environmental impacts from our products and services, but also seeking to enhance the benefits that may be generated for the environment through their functionalities.
Our work is based on three basic pillars throughout the life cycle of our products and services:
•Design: when our products have any type of hardware, we prioritise manufacturing them with sustainable materials, include energy-saving modes, and opt for long-lasting designs, with a timeless aesthetic and updateable software, making them repairable.
•Use: connectivity and digital solutions have great potential for helping our customers perform their activities in a more efficient and sustainable way. In this way, many of our IoT services make it possible to consume fewer resources (electricity, water or materials). Similarly, by repurchasing terminals, we foster the circular economy.
•End of life: if our products or services may end up as waste, we put in place the necessary measures to manage them properly, informing our customers where to repair or recycle their devices.
Progress in 2021
In 2021 we made great progress in implementing the Responsible Design model in internal processes for developing products and services.
Specifically, the new framework was fully integrated into Telefónica España and corporate units responsible for artificial intelligence and big data developments. This has allowed the evaluation and analysis of more than 30 solutions in the commercial development phase.
In addition, we updated the internal product rating model, creating a rating scale for each solution based on its level of compliance with ethical and sustainable principles applied in the model. This allows us to analyse each of our business solutions in depth and assess areas for improvement, as well as increase our value and positive impact on both society and the environment.
In particular, on environmental issues, we should highlight the relaunch of the Eco Rating label, an indicator that helps end users understand how environmentally friendly the mobile handset they have, or are thinking of purchasing, is, thus making our customers aware of the importance of caring for the environment.

Go to chapter 2.3. Circular economy
Targets
As main objectives for 2022, we will continue to integrate the Responsible Design framework in other Telefónica business units, and also carry out a detailed assessment of the state of our services already being marketed which have not been through this development framework, in order to define improvement plans for those that do not meet the minimum requirements.

MILESTONES
→ We made great progress in implementing the Responsible Design model within the development of products and services.
→ The new framework was integrated into Telefónica España and the corporate units responsible for artificial intelligence and big data development.
2.9.7. Responsible use of technology
> Governance
The Sustainability and Quality Committee of the Board of Directors of Telefónica is responsible for the development of the Global Responsible Business Plan, which includes the responsible use of technology and a special focus on one of the most vulnerable groups: children.
The reflection of the Company’s firm commitment to this group, the protection of children and teenagers, is set out in the Responsible Business Principles and various corporate policies, such as the Diversity Policy, Responsible Communication Policy and Sustainability Policy in the Supply Chain.
> Strategy and commitments
We live surrounded by screens, ultra-connected, a connectivity that has entered our homes to stay and become an important part of our family, professional and social life. Technology has changed the way in which we relate to each other, entertain ourselves, consume, find information... in short, it has revolutionised the rules of the game to which older people were already accustomed. However, while many of us have been assimilating these transformations as they have occurred, children and young people have been incorporating them into their lives as a matter of course.
And precisely because at Telefónica we are convinced that it is people who give meaning to technology and not the other way around, we are firmly committed to promoting the responsible use of technology and the protection of minors on the Internet, which can be summarised in six work lines:

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> Alliances with stakeholders
Ensuring a more secure Internet is a task we cannot tackle alone. At Telefónica, we work together with sectoral and civil society partners to ensure all of us, children, young people and adults, remain aware that, although the Internet is an open window to the world, it depends on us, and our behaviour on the Internet, to ensure that the experience is healthy, safe and enriching.
In this regard, we emphasise our collaboration with:
•State Law Enforcement Forces, as well as support for the different national hotlines: equipo Niños, Alianza por la Seguridad en Internet, Safernet, Te Protejo (Colombia and Mexico), Centre for Child Protection on the Internet, Alerta Amber, Secretaría Nacional de Niñez, Adolescencia y Familia (SENAF), INADI, etc.
•NGOs and national associations: UNICEF, Faro Digital, NSPCC, RedPapaz, Argentina Cibersegura, Nativo Digital, Brave Up, Colegium, Fundación Tecnología Responsable, Mamá Digital, Asociación de Padres de Familia, Fundación Ideas para la Infancia, Comisión Unidos vs la Trata, Fundación Sonrisa, Aldeas SOS Ecuador, ChildFund Ecuador, Puntos México Conectado, El Consejo Ciudadano, Luchadoras AC, Moders, Sin Trata A.C. and FEISS (Fundación Ecuatoriana por un Internet Sano y Seguro), Fundación Habla, El Abrojo, Gurises Unidos, Obra Social San Martín, Rescatando Sonrisas, Aldeas Infantiles, Obra Banneaux, Fundación Sophia, etc.).
•Actions with key stakeholders in the online protection of children and adolescents: Inhope, Insafe, ANATEL, CONNA, UNODC, Red de Aliados por la Niñez, Zentrum für Kinderschutz im Internet, INAI, ITAIPUE, Red Contra la Pornografía Infantil, Capital Humano Social Alternativo (CHS), End Violence Against Children (EVAC), Comunidad de Divulgadores de Conocimiento Científico KUNA, Fundación Habla, Circuito radial ‘FM Center’, Construyendo Futuros, Te Contamos, Gobiernos, etc.
Telefónica is also present in the following alliances with the aim of promoting, at a global level, the exchange of good practices and the promotion of specific actions around the good use of the Internet and technology: the ICT Coalition, and the Alliance to Better Protect Minors Online.
•We continue to promote, globally and locally, the acquisition of digital skills and encourage the healthy and safe use of technology through our participation in the following working groups: DigitalES (Spain), TIC e Infancia Working Group (Colombia), Generación Única UNICEF (Argentina), Accesibilidad y Uso de las TIC Working Group – Ministerio de Educación (Ecuador), Internet Seguro para Todos Working Group of the Vicepresidency de Ciberseguridad of the Asociación de Internet MX (Mexico), Working Groups from the
Ministry of Education and Culture, National Youth Institute and Ministry of Social Development (Uruguay).
> Blocking of content
In the proactive fight against content with images of sexual abuse of minors on the Internet, Telefónica blocks these materials following the guidelines and lists provided by the Internet Watch Foundation in the following countries: Ecuador, Spain, Mexico, United Kingdom Uruguay and Venezuela. Telefónica Colombia does the same through the URL lists provided by MINTIC, DIJIN, Coljuegos and legal authorities. The procedure complies with network neutrality, the right to freedom of expression and, above all, current regulations at all times, and the blocking of content is also coordinated with the corresponding police forces and other public bodies.
> Audiovisual environment
The way we consume television has changed. However, it is no secret that children and adolescents are making increasingly intensive use of audiovisual content. Screens also play a fundamental part in their personal, social and civic development, which is why we believe it is vital to:
•Ensure our programming protects minors from potentially inappropriate content;
•Establish the necessary tools to make good use of television, making sure parents have effective technical resources to exercise their responsibility over the audiovisual content their children watch.
•Promote digital literacy among minors and their families in order to leverage the potential of audiovisual media, making them aware of the need for responsible and intelligent use of screens.
That is why we have included the following initiatives in our operations:
•Labelling and cataloguing of content by age and type of content.
•Parental controls, parental PINs and PINs in bought devices, so customers can block channels and content on demand for minors.
•Specific adult content is presented in a separate section and a special PIN has to be used to access it.
•Information on responsible TV use on the device itself and on the commercial website, as well as other awareness-raising activities on the proper use of screens.
•The M+ mobile application for smartphone and tablet.

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4. Annual corporate governance report
5. Annual report on remuneration of the directors
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> Products and services
Although Telefónica believes that nothing can replace the role of an adult when it comes to educating children and young people in the healthy and safe use of screens, when this is not possible we can always count on the support of technology. To this end, we are committed to promoting and developing products and services that help us to face successfully the challenge of the digital world:
•Parental controls: Qustodio (Chile), Control Parental Movistar TV (Venezuela, Colombia).
•Security solutions with parental control functionality: Smart WiFi (Spain), Vivo Play TV and Vivo Play App (Brazil).
•Other services (anti-virus, personalised packs): Conexión Segura (Spain, Argentina, Chile), O2 Protect (Germany), Localizador Familiar (Argentina), Seguridad Dispositivo (Spain), Seguridad Total and Premium (Chile), Seguridad Total (Colombia), Seguridad Total + Conexión Privada Móvil (Argentina), McAfee Seguridad Digital and Safe Connect (Brazil) and McAfee Mobile Security Plus (UK).
> Working together with our suppliers
Together with our suppliers, we evaluate the implementation of the basic parameters for the protection of minors, especially in the field of security, from the design of terminals to the operating systems.
We ask device manufacturers and operating system providers to ensure the following:
•Inclusion of mechanisms that protect children and teenagers (parental control, age restrictions, approval systems for the installation of applications, protection systems for purchases, limits on the use of applications and devices, etc.).
•Incorporation of self-monitoring mechanisms, known as ‘digital well-being’, to enable better use of devices and offer user options to reduce dependence;
•Provision of regular security updates to protect customers from new risks and threats that are constantly emerging and endangering users' data and privacy, while extending device lifetime.
•Inclusion of functionalities that help the user to reduce distractions due to misuse of the mobile phone at the wheel (voice operation, muting of notifications, etc.).

> Education and awareness-raising initiatives
We continually talk about the challenge of keeping up to date with technological developments and having the necessary knowledge to be able to live in an increasingly digitalised society in a conscious, responsible and safe manner. Every technological breakthrough places a new educational challenge for all of us, adults and children, to address, a situation that we must know how to take advantage of.
Being fully aware of the situation, Telefónica is committed to the development of training and awareness-raising initiatives for the public in general.
The Dialogando portal is an example of this. The initiative has been implemented in 10 countries in which the Company operates and helps society at large to reflect on how we use technology in our daily lives thanks to the resources prepared by a committee of experts on different issues related to digital life.
Progress in 2021
In 2021, in order to reinforce the safety of minors on our TV platform, we launched the new version of the M+ mobile app for smartphone and tablet (available on iOS 12 or higher and Android 8 or higher). A version that allows parents to set up a specific profile for children so that minors can enjoy all Movistar+ children’s content in a controlled and safe environment.
Throughout the year, numerous awareness-raising initiatives have been carried out on the following topics: grooming, sexting, cyberbullying, digital divide, digital violence, tolerance on the Internet, digital well-being, responsible driving, online fraud, data privacy, digital identity, fake news, eSports and gaming, digital leisure, etc., with more than 1,951,222 million people impacted through these actions and through collaborators such as Club de Malasmadres, FAD, iWomanish, Gonvarri, Faro Digital, RedPapaz, Sin Trata A.C., Fundación Habla, Construyendo Futuros, Te Contamos, Circuito radial 'FM Center', CHS Alternativo, NSPCC, among many others.

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2.10. Contribution and impact on communities GRI 103

KEY POINTS
Telefónica has contributed over €100 billion to communities, according to innovative ESG impact assessment model that we have developed.
We published the “A connected world, a sustainable world” report, analysing our direct and indirect contributions to the targets defined in the UN’s 2030 Agenda.
Our work agenda revolves around SDG 9, deploying sustainable, resilient infrastructure and driving innovation and development.
2.10.1. Vision
Global economic development demands greater social and environmental responsibility to ensure more inclusion, more ecosystem and biodiversity protection, and more shared wealth for the benefit of present and future generations.
The greater awareness of social actors has also permeated the business world, including the way business is carried out and how employees work from day to day.
In this context, we need to go a step further and assess and measure the social and environmental impact generated by companies, in order to quantify their value and integrate this into organisational management as an indicator for consideration in decision-making processes.
At Telefónica, we use the Sustainable Development Goals (SDGs) defined in the UN’s 2030 Agenda as a strategic framework for our commitment to society and environmental protection, and as a base for analysing and evaluating our contribution to socio-economic development.

2.10.2. Strategy and commitments
Over the last few years, we have been assessing and identifying the main goals and targets of the 2030 Agenda, and where we are generating the greatest value based on our technical and commercial capabilities and the geographical regions in which we operate.
Accordingly, we focus on three main lines of action in keeping with our strategic pillars, and we have identified SDG 9 (Industry, Innovation and Infrastructure) as the main goal where we are generating the greatest value, thanks to our deployment of communications infrastructures and our ongoing commitment to innovation and the promotion of entrepreneurship.

We have a work agenda based on SDG 9, to which we contribute by deploying sustainable, resilient, quality infrastructure and innovation.

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4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Aligning our lines of action with the Sustainable Development Goals
Helping society thrive	Building a greener future	Leading by example
Promote more inclusive connectivity, where we bring digitalisation to all people and boost the social and economic development of the communities where we are present.	Increase our contribution to society and the environment for more sustainable and planet-friendly development.	Build trust through our actions and commitments, promoting and fostering inclusion and equality for all, ensuring confidence in digitalisation and driving sustainability among all our stakeholders.
Implement a more efficient telecommunications network (fibre and 5G) powered by 100% renewable electricity.
Provide faster and better Internet for people and businesses.		Be a leader in inclusion to drive equality and equity.
Drive digitalisation for a more sustainable society and economy.	Become a leading provider of solutions that help our customers reduce their CO2 emissions.	Improve trust through the ethical and responsible use of technology, ensuring the security and privacy of our customers' data.
Tackle inequalities by investing in digital skills.	Promote the circular economy in the use of electronic devices through eco-design, re-use and recycling.	Commit to the highest standards of business principles and ethics, promoting sustainability in our supply chain.

> Evaluation of our contribution and impact
GRI 102-29
We define social and environmental impact as the changes experienced by people and the planet as a result of a particular activity, project, program or policy that affects human conditions in the long term.
Impact measurement and management22 is also defined as the identification and quantification of metrics agreed with stakeholders to measure the changes experienced by people and the planet as a result of a particular activity, project, program or policy and the extent to which the agent of change contributes to such changes. This results in a learning process that is to guide the organization's actions and determine the management of the intervention. These changes can be measurable, positive or negative, intended or unintended, tangible or intangible.
Based on these premises and bearing in mind that our contribution goes beyond financial results, at Telefónica we assess our overall contribution and the impact of our strategic objective in different areas. In this regard, in 2021, for the third consecutive year, we have carried out a comprehensive study of Telefónica's contribution to the most material issues, and where it can generate the greatest value or impact for the company's future:

22 Report of the Social Impact Chair - ICADE

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•Maximising our contribution to the socio-economic development of the regions in which we are present, and
•Minimising the negative impact our activity and products and services can have on the environment and society.
We have developed a comprehensive impact analysis model that allows us to:
•Monitor the evolution of the company's main contribution and impact indicators
•Evaluate our contribution to the 2030 Agenda
•Detect and monitor risks that may affect our activity, and
•Facilitate decision-making to improve our business and increase our contribution to society.
To this end, we have adapted different methodologies and evaluation frameworks to the particularities of our sector and the characteristics of Telefónica. The main methodologies we have applied are based on the following international frameworks:
•The Impact Management Program (IMP) evaluation model
•Calculation methodologies defined in Harvard University's Impact Weighted Account Initiative (IWAI)
•True Value methodology developed by the consultancy firm KPMG.
We have also taken into account new impact assessment guidelines and frameworks published by international organisations and academia.
Our integrated model adopts a two-pronged approach, depending on the type of evaluation we are looking for:
1.The Value Analysis Model: an assessment model that identifies the overall impact of our company, and
2.The Product and Service Assessment Model: in this case, we perform specific evaluations of the main projects or commercial solutions to analyse their impact on society or the environment.

Value analysis model
Measurement and quantification (monetisation) of the impact of Telefónica on 25 external issues classified into three areas:
SOCIAL
ENVIRONMENTAL
CORPORATE GOVERNANCE
Model for assessing products and services
Metodología de medición del IMP (Impact Management Project)
WHAT
WHO
HOW MUCH
CONTRIBUTION
RISK
Global Impact
Alignment with SDGs
Impact of Projects

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Value analysis model
Based on our materiality matrix and Telefónica's three strategic pillars, we have evaluated a set of impact variables, presenting the environmental, social and governance value we generate, with a series of indicator groupings according to the relationship between them.

Go to chapter 1.4. on Materiality
The material topics analysed are distributed across the three strategic pillars and aligned with the Sustainable Development Goals (SDGs) on which a potential positive or negative impact is generated.

The following chart shows the distribution of the indicators assessed and the associated SDGs.
The model shows that Telefónica has contributed more than 100 billion euros to socio-economic development globally during the year 2020.

Assessment of our contribution and impact on socio-economic development and the environment

Helping society thrive	Build a greener future	Lead by example

Economic development •Direct Contributions to local treasuries •Regional contributions to job creation	Impact on natural resources •Waste management •Water consumption •Impact on biodiversity	Ensuring inclusion and equality •Quality wages - pay gap •Diversity
Entrepreneurship and education •R&D •Entrepreneurship •Digital skills and employability	Impacts on the environment •Emissions emitted •Emissions offset	Well-being of employees and workers •Training and talent management •Employee health and safety
Digital inclusion and social contribution of products and services
Deployment of connectivity
•Affordability and accessibility
•Security and responsible use of technology
•Impacts of fraudulent use of technology
•Security services
	Digitalisation •Use of renewable energies •Energy efficiency •Innovative services •Re-use of equipment	Inclusive and strong partnerships •Corporate volunteers •Cultural programmes
Total contribution (€): €94.842 billion	Total contribution (€): €943 million	Total contribution (€): €4.962 billion
Important Note:
The result of the assessment of the contribution and impact on socio-economic development and the environment corresponds to information and indicators from the Telefónica Group, including Fundación Telefónica, in 2020.

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.10.2.1. Helping society thrive
GRI 203-1, 203-2, 204-1
Telefónica wants to bring the best connectivity and the latest technology to everyone. We advocate people-centred digitalisation to tackle unequal opportunities.
Impact assessment is the first step in understanding how value is actually generated. Accordingly, we have structured this pillar in three sub-categories to show the socio-economic contribution resulting from our investments in our business, as well as all the extra-financial impacts derived from the main telecommunications business:
•Economic contribution
•Entrepreneurship and training
•Contribution of our products and services

Telefónica's largest contribution to society—quantified at almost 95 billion euros—comes from our products and services.

In addition to the monetised calculation of impact, we also monitor specific SDG indicators linked to our company strategy. Accordingly, for the strategic pillar 'Helping society thrive we have:

SDG 9 - Build inclusive and sustainable connectivity
> Lines of action for SDG 9
•Inclusive digitalisation (TARGET 9.1) - Strengthen and invest in very high-capacity networks that have proven to be critical for future competitiveness:
•Increase high-speed mobile network coverage (LTE) and drive the deployment of new 5G networks.
•Increase coverage of ultra-broadband (fibre) networks in all regions.
•State-of-the-art (TARGET 9.5) - Foster innovation and technological entrepreneurship through our open innovation programs.
•Accessible (TARGET 9.c - UNSTATS indicator 9.c.1) - Bring connectivity to where it is missing, connecting millions of people in rural or remote areas who have no, or very limited, access to the Internet.
We are deploying state-of-the-art networks not only to lead the markets where we operate and ensure a reliable and resilient service, but also to connect the greatest number of people possible.
We have digital services based on the latest technology, and we add a social component to our innovation, because we refuse to understand progress without people.
Over the past year, we have maintained our broadband network coverage roll-out efforts in both Europe and Latin America. Our LTE networks reach virtually the entire population in the European regions where we operate and we are driving the roll-out of 5G and fibre to all areas, including rural and remote areas.
However, beyond infrastructure, the promotion of innovation and entrepreneurship, through programs such as Open Future, Telefónica Venture Capital or Wayra, is proving to be a catalyst that prevents the flight of young talent to other parts of the world, driving innovation and economic development in many regions.
More specifically, over the last 10 years, Telefónica's open innovation area has invested more than €190M in 1,032 start-ups around the world, around 500 of which are currently part of our portfolio.

Go to chapter 2.7 on Digital Inclusion

	Contribution to SDG 9
Target	Indicator	2020	2021
9.1
	Investment in research, development and innovation	4,626	4,426
	Prepaid customers (thousands)	131,542	129,676
	Universal service (million euros)	174	169
9.5
	R&D investment (million euros)	959	835
	Industrial property Rights portfolio (includes patents)	440	421
9.c
	4G/LTE Mobile coverage	83	87
	UBB - Ultra Broadband (real estate units passed)	61,797,906	68,853,722

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

SDG 8 - Drive digitalisation for a more sustainable society and economy
The impact of telecommunications and broadband on development has been well documented in various international studies which conclude that we are a strategic player in the economic growth of the countries in which we are present. This is both directly through our commercial and technological activity and our capacity to multiply our reach to other industries, allowing Telefónica to move forward and adapt to the new needs and demands of an increasingly globalised and interconnected market.
We encourage the creation of quality employment and, mainly through the Telefónica Foundation, promote the development of employability programmes, in many cases aimed at young people, which facilitate access to the new jobs of the future and activate local entrepreneurship.
These programmes include Conecta Empleo and Lanzaderas de Empleo and are helping the training and development of people in places that often suffer structural problems of unemployment and talent relocation.
> Lines of action for SDG 8
TARGET 8.1 (UNSTATS indicator 8.1.1) - Support and contribute to the economic growth of the countries in which we provide our services.
TARGET 8.3 - Support key sectors and develop policies for productive activities and innovation to boost economic growth:
•Encourage investment in local businesses.
•Collaborate with national and international organisations that promote economic development and digitalisation.
TARGET 8.5 (UNSTATS indicator 8.5.2) - Promote employment and quality work for all women and men, including youth and persons with disabilities, and equal pay for work of equal value.
TARGET 8.6 (UNSTATS indicator 8.6.1) - Develop, mainly through Fundación Telefónica, initiatives to reduce the proportion of young people who are not employed, in education or training. The indicators associated with this target are published annually in the Fundación Telefónica Report.

TARGET 8.8 - Guarantee and protect labour rights, providing a safe working environment for all workers and promoting a sustainable supply chain that incorporates ethical, social and environmental criteria in procurement processes.

	Contribution to SDG 8
Target	Indicator	2020	2021
8.1
	Impact on GDP (million euros)	44,692	48,904
	Total tax contribution (million euros)	8,160	9,134
8.3
	% Purchases from local suppliers	77	81
8.5.
	Total number of employees	112,349	103,934
	Indirect employment generated (employees)	637,990	656,662
	Employees with disabilities	1,118	1,347
8.8.
	Supplier audits	16,105	17,960
	Suppliers with improvement plans	560	610
Impact on Gross Domestic Product (Target 8.1)
Our overall contribution to the Gross Domestic Product (GDP) of the main countries in which we operate includes both the direct impact of our economic activity, expenditure and investments (indirect impact) and the impact caused by the increase in consumption as a consequence of the rise in labour income generated by the jobs created.

For every euro generated in direct impact, in the nine main countries where we are present, we have generated an additional 2.3 euros indirectly through expenditure and investment.

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4. Annual corporate governance report
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6. Other information

Impact on GDP (main operations)
	Millions of euros	% of total impact
Total impact	48,904
Direct impact	14,774	30%
Indirect impact	22,084	45%
Induced impact	12,047	25%
Definitions
•Total impact: total impacts generated by corporate activity and the expenses and investments we make in the countries where we operate;
•Direct impact: impact generated directly by our operations.
•Indirect impact: impact generated by the expenses and investments of our supply chain.
•Induced impact: impact generated by an increase in consumption resulting from the rise in labour income generated by direct and indirect employment.
Countries included in the analysis: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain and the United Kingdom.

Impact on GDP
	Millions of euros	% of total impact
Germany	6,299	0.2%
Argentina	1,829	0.1%
Brazil	12,608	1.0%
Chile	2,865	0.2%
Colombia	1,540	0.1%
Spain	16,736	1.3%
Mexico	835	0.1%
Peru	1,609	0.1%
United Kingdom	4,582	0.4%

For every euro of gross operating margin we obtained, we generated 2.2 euros which contributed to the GDP of the main countries in which we operate.

Contribution to the creation of quality employment
In addition to the direct jobs created by the company, our activity stands us in good stead as a driving force for progress and the creation of indirect and induced additional jobs.

The activities we undertake mean that, for every person we contract to the workforce, we generate an additional 10.4 jobs in the countries we operate.

Impact on employment (main operations)
	Impact on employment in the main countries (no. of persons)	% of total impact
Total impact (1)	1,212,163
Direct impact (2)	106,034	9%
Indirect impact (3)	656,662	54%
Induced impact (4)	449,467	37%
Definitions
•Total impact: Total impacts generated by our corporate activity and the expenditure and investments we make in the countries where we operate.
•Direct impact: Employees hired directly.
•Indirect impact: Jobs generated in companies and sectors that receive our expenditure and investments and by their respective suppliers.
•Induced impact: Jobs created in all economic sectors thanks to the economic activity generated in an induced way in the market as a whole.
Countries included in the analysis: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain and the United Kingdom.

Impact on employment
	Impact on employment (no. of persons)	% of total local employment
Germany	45,348	0,1%
Argentina	36,698	0.24%
Brazil	562,250	0.62%
Chile	56,458	0.68%
Colombia	91,145	0.42%
Spain	227,585	1.18%
Mexico	36,520	0.07%
Peru	105,109	0.63%
United Kingdom	51,051	0.16%

SDG 4 - Address inequalities by investing in digital skills.
Education is a key tool for ensuring inclusion and fostering growth and progress. In this context, the rapid digitalisation of the economy requires an increasing number of professionals to manage and drive its development. Education also plays a key part in bridging the digital divide.
Through various programmes, Fundación Telefónica and Telefónica Educación Digital promote educational innovation and work to bring quality digital education to every corner of the globe.

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

More specifically, programmes such as Profuturo, developed jointly by Fundación Telefónica and Fundación 'la Caixa'. Profuturo was launched in 2016 and has reduced the education gap, providing quality digital education to more than 19.7 million children and training more than 914,000 teachers in 40 countries in Latin America, Africa, Asia and the Caribbean.
The promotion of training through online courses available on the MiriadaX platform has also improved the skills of millions of students enrolled in MOOCs.
Other programmes developed by Fundación Telefónica include Conecta Educación, Code.org, Conecta Empleo and 42, and they contribute to the development and training of young people to improve their digital skills and open the doors to a labour market that is increasingly demanding this type of profile.
> Lines of action for SDG 4
TARGET 4.1 (UNSTATS indicator 4.1.1) - Implement education programmes so that all children can complete primary and secondary education.
TARGET 4.4 (UNSTATS indicator 4.4.1) - Improve and empower people for the new digital environment:
•Enable access to training courses in the skills needed to access employment and entrepreneurship.
•Ensure that all our employees have access to personalised digital skills retraining programmes.
TARGET 4.c (UNSTATS indicator 4.c.1) - Increase the supply of qualified teachers through specific training programmes and by promoting the modernisation and digitalisation of education.
Targets 4.1 and 4.c are mainly addressed through our Foundation and contribution indicators are published annually in the Fundación Telefónica Report.

	Contribution to SDG 4
Target	KPI	2020	2021
4.4.
	Beneficiaries of the digital skills training programme	2,321,189	782,948
	Internal employee training hours	32	39

2.10.2.2. Building a greener digital future
At Telefónica, our commitment to the planet focuses mainly on the environmental SDGs, as digitalisation is a key tool for addressing atmospheric pollution and climate change.
For this reason, we work on the basis of efficiency and innovation, seeking improvements and solutions designed not only to reduce our environmental impact but also that of our partners and customers through the products and services we offer.

Go to chapter 2.1 Responsibility with the environment

Build a greener digital future, increase our contribution to society and the environment for sustainable development.

In order to achieve our climate commitments and contribute to the 2030 Agenda, our main lines of action are to promote energy efficiency and renewable energy consumption in our operations, reduce our carbon footprint and develop digital solutions that help our customers reduce their emissions.
This working approach also allows us to leverage de-carbonisation opportunities, be more competitive and offer our customers low-emission connectivity.
In this regard, the impact assessment we have developed analyses both the negative impact generated by our business activity and the positive contribution to the de-carbonisation of the economy and the effects of climate change. This calculation shows that Telefónica's total contribution to the environment is positive, amounting to more than 943 million euros. This is mainly due to the contribution of new digital services, the reduction of our environmental impact and our efforts to modernise and control our energy consumption.
The targets and indicators associated with the environmental Sustainable Development Goals we have analysed are as follows:

SDG 7 - Develop the most efficient telecommunications network, powered by renewable energies

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4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

We reduce our impact on climate change through the de-carbonisation of our business, working to disconnect the growth of traffic through our networks from greenhouse gas emissions.
The aim is to align our efforts with the level of de-carbonisation required to limit global warming to below 1.5°C.
Our carbon footprint comes mainly from electricity consumption, so from 2019 our consumption has been 100% renewable in Europe and Brazil and we are committed to extending this to all our operations by 2030. Coupled with an ambitious energy efficiency programme, this has meant that our carbon emissions have been reduced significantly in recent years.
> Lines of action for SDG 7
TARGET 7.2 - Promote the use of renewable and clean energies in all our activities.
TARGET 7.3 - Encourage the development of projects that increase energy efficiency and improve the technology needed to provide modern, sustainable energy services.

	Contribution to SDG 7
Target	KPI	2020	2021
7.2
	Electricity from renewable sources in own facilities (%)	78.8%	79.4%
7.3
	Emissions avoided thanks to renewable energy consumption (tCO2e)	782,868	902,019
	Emissions avoided by energy management (tCO2e)	43,536	68,833

SDG 11 - Develop solutions to optimise consumption, reduce emissions and improve mobility and safety for people and communities
Our greatest contribution to climate change mitigation and adaptation undoubtedly comes from greater digitalisation, supported by a renewed network and solutions that address environmental challenges.
In this line of work, we have avoided the emission of millions of tonnes of CO2 thanks to services such as connectivity, the Internet of Things (IoT) and the Cloud. The aim was to promote a more efficient use of resources, improve the energy efficiency of our customers and avoid greenhouse gas emissions.
The targets we address for SDG 11 are therefore aligned with our strategic goal of avoiding 12 million tonnes of CO2 per year in our main markets by 2025 through our products and services.
> Lines of action for SDG 11
TARGET 11.6 - Promote the development of digital services and solutions that have a positive impact on the environment and help create more sustainable and resilient cities.

	Contribution to SDG 11
Target	KPI	2020	2021
11.6
	Emissions avoided through Eco Smart services (million tCO2)	9,543	8,684

SDG 12 - Promote the circular economy in the use of electronic equipment, through eco-design, re-use and recycling
The responsible design of the products and services we offer, incorporating eco-design criteria, is one of the strategic pillars we have at our disposal to help reduce our impact on the environment and ensure a greener future.
We are also aware that electronic waste has become a challenge in recent years and needs to be addressed at all levels; for this reason, we promote initiatives to evolve and define our internal processes in order to adapt them so that we can maximise the reuse and recycling of this waste.
> Lines of action for SDG 12
TARGET 12.2 (UNSTATS indicator 12.2.1) - Achieve sustainable management and efficient use of natural resources.
TARGET 12.5 (UNSTATS indicator 12.5.1) - Minimise waste generation through prevention, reduction, recycling and reuse activities, promoting programmes that foster the circular economy and waste recycling.
TARGET 12.6 - Transform our internal processes to ensure that all our solutions are designed and developed according to ethical and sustainable criteria.

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4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

	Contribution to SDG 12
Target	KPI	2020	2021
12.2
	Total energy consumption (MWh)	6,269,962	6,106,625
	Generation of waste (tonnes)	46,912	64,065
12.5
	Waste recycling (%)	98	98
12.6
	Responsible Design Process		Integrated in T.Spain

SDG 13 - Combat climate change and improve resource efficiency and utilisation
At Telefónica, we want to help reduce the impact of climate change by increasing efforts in our own operations, but also throughout the value chain and by committing to a horizon of zero net emissions. For this reason, we are working towards SDG 13 with a commitment to achieve zero net emissions in our main markets by 2025.

Go to chapter 2.2 Energy and climate change
> Lines of action for SDG 13
TARGET 13.2 - Incorporate climate change measures into the company's policies and strategies through emission reduction programmes.

	Contribution to SDG 13
Target	KPI	2020	2021
13.2
	Direct emissions (Scope 1) (tCO2)	207,872	183,231
	Indirect emissions (based on market method) (Scope 2) (tCO2)	467,587	353,506
	Other indirect emissions (Scope 3) (tCO2)	2,146,226	2,072,159

2.10.2.3. Leading by example
Human-centred digitalisation must focus on building trust, basing actions on values and using technology in a responsible way so that no one is left behind due to lack of access or knowledge.
That is why we want to put the great opportunities brought about by the technological revolution at the service of the majority. We are committed to ensuring that schooling does not stand still and moves forward in all contexts, and we are particularly focused on extending digital skills so that the transformation the labour market is undergoing benefits as many people as possible.

Build trust through our actions and commitments, promote education and favour inclusion and equality.

The evaluation of our contribution amounts to 3.5 billion euros, which highlights the impact of salaries and the investment made in employee health and safety programmes.

SDG 5 - Promote gender equality and reduce salary gaps
Equal opportunities are a source of talent for us and we are firmly committed to their promotion.
We are working hard to achieve gender equality and promote the use of technology for the empowerment of women.
We also promote and collaborate with programmes that promote women's access to technological careers (STEM), such as Technovation, because equal opportunities and digitalisation must be based on diversity in all areas.

Go to chapter 2.6 Human Capital

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Lines of action for SDG 5
The targets are to reach 33% of women in managerial positions and to achieve equal pay, reducing the gender-adjusted pay gap to +/-1% by 2025 and the gross gap to zero by 2050.
TARGET 5.2 - Work towards the elimination of all forms of violence against women.
TARGET 5.5 (UNSTATS indicator 5.5.2) - Commitment to fostering women's leadership, increasing the proportion of women in leadership positions and eliminating all forms of unequal pay.
TARGET 5.b - Improve the use of instrumental technology, in particular information technology, to promote women's empowerment by fostering actions and programmes that help reduce the digital gender gap and promote STEM careers among young women.

	Contribution to SDG 5
Target	KPI	2020	2021
5.2
	Cases of discrimination detected/measures taken	3/2	0
5.5
	% Women on the Board of Directors	29	33
	Women in management positions	27	30
	% Women in workforce	38	38
5.b
	Programmes to promote STEM careers	27	52

SDG 16 - Improving trust through the ethical and responsible use of technology
A key part of guaranteeing justice and strong institutions is ensuring personal privacy and security in digital services.
For this reason, we work with integrity in all areas of business and hold ourselves to strict ethical principles of responsible business, while making it a top priority to ensure the privacy and security of our customers' information and the products and services we offer.

Go to chapter 2.15 Privacy and security
In addition to our internal work, we collaborate with different organisations, social entities and public administrations to support the most vulnerable groups and promote the responsible and ethical use of new technologies.
> Lines of action for SDG 16
TARGET 16.5 - Combat all forms of corruption and bribery through our internal Responsible Business programmes and ensure the highest standards at all levels of the company to promote trust.
TARGET 16.10 - Ensure public access to information, while protecting fundamental rights and freedoms:
•Improve citizens' trust through the ethical and responsible use of technology, respect and protect fundamental freedoms, privacy, security and other digital rights.
•Promote digital trust and use of data.
TARGET 16.a - Strengthen institutions and cooperation at all levels with employee-led activities that create value and help the most vulnerable people.

	Contribution to SDG 16
Target	KPI	2020	2021
16.5
	Percentage of employees who have taken the Responsible Business course	93	85
16.10
	Privacy of information	SASB TC-TL-220a	SASB TC-TL-220a
	Information security	SASB TC-TL - 230a	SASB TC-TL - 230a
16.a
	Corporate volunteering (people)	56,472	59,054

SDG 17 - Develop strong global alliances for sustainable development
The United Nations has identified our sector as strategic to achieving more than half of the targets defined in the 2030 Agenda, including two specific targets related to our ability to take broadband and digitalisation everywhere.
According to internal analyses, we estimate that the deployment of fibre optics, for example, together with the development of digital services in rural areas, can increase average annual income by up to 3.9%, and reduce the unemployment rate by approximately 1%, through the promotion and creation of service companies. Similarly, digitalisation could help increase the productivity of SMEs by 15-25%.
Thanks to our transformative capacity, we also work to foster national and international collaboration with other

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organisations also committed to sustainable development.
> Main lines of action for SDG 17
Foster global partnerships and increase Internet use and broadband access to ensure the benefits of digital transformation.
TARGET 17.6 (UNSTATS indicator 17.6.2) - Increase the number of fixed broadband Internet subscribers in all regions where we operate.
TARGET 17.8 (UNSTATS indicator 17.8.1) - Foster collaboration with other organisations to innovate and increase access to, and the use of, technology and digitalisation in all areas of society.

	Contribution to SDG 17
Target	KPI	2020	2021
17.6
	Number of fixed broadband subscribers	20,077	25,833
17.8
	Penetration of LTE service in the customer base	85	90

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

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5. Annual report on remuneration of the directors
6. Other information

2.11. Governance and sustainability culture
GRI 102-29, 102-30, 102-31, 102-32, 102-33

KEY POINTS
Our code of ethics, also known as Responsible Business Principles, governs everything we do and say. It serves as our compass for conduct and decision-making based on integrity, transparency and commitment.
Our Responsible Business Plan is approved and overseen at the highest level. It translates our code of ethics into concrete objectives and KPIs, which are then incorporated into the company's Strategic Plan.
Sustainability forms a steadfast part of our organisational culture and is substantiated via the integration of ESG in key areas related to our employees: business objectives, variable remuneration, training and awareness campaigns.
2.11.1. Governance
GRI 103, 102-16, 102-20, 102-26, 102-30, 102-31, 102-32, 102-33
At the Telefónica Group, we have a code of ethics and conduct—our Responsible Business Principles—and a Sustainability Policy, which govern what we say and do in our daily activities in order to act with integrity, commitment and transparency.
This code of ethics was reviewed and updated in 2021 to ensure that it continues to meet the new demands of the market and society with the utmost rigour. This update highlighted issues such as respect for, and promotion of, human and digital rights; as well as innovation, development and responsible use of technology, emphasising the importance to the company of both these areas. Further issues have also been included (climate change, the circular economy, new ways of working and elimination of barriers, etc.) as necessary in the current working and social environment.
To ensure that our Responsible Business Principles are the common thread running through everything we do, we have a Responsible Business Plan that includes targets and projects in every key area of the Principles and the three pillars of our strategy: leading by example; helping society thrive; and building a greener future.
We incorporate the objectives of the Responsible Business Plan into the company's Strategic Plan, which reflects the non-financial indicators reported in this document. Some of the major objectives of the Responsible Business Plan are also included in the variable remuneration of all employees, including members of the Executive Committee.

Main sustainability governing bodies
Approval	Board of Directors
Supervision	Sustainability and Quality Committee Audit and Control Committee
Follow-Up	Responsible Business Office
Implementation	Corporate Business and Support Areas Country Operators
The Board of Directors approves the Responsible Business Principles, the Responsible Business Plan and the most important associated policies on anti-corruption, environmental management, privacy and sustainable management of the supply chain. This forms our ethical and responsible business framework and the roadmap for all employees.
The Board's Sustainability and Quality Committee oversees the implementation of the Responsible Business Plan at its monthly meetings. In addition, the Audit and Control Committee plays an important oversight role in ethics and sustainability as it supervises the compliance function, the risk analysis and management process and the company's reporting processes.
The Responsible Business Plan is monitored by the Responsible Business Office. The heads of Compliance and DPO, Audit, General Secretariat, People, Sustainability, Communication, Security, Purchasing, Technology and Operations, Global Consumer and Telefónica Tech meet four times a year. The Responsible Business Office reports to the Sustainability and Quality Committee through the Global Sustainability Officer.

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

The Corporate Business and Support Areas, on the one hand, and the Country Operators' executive committees, on the other, are responsible for implementing the objectives of the Responsible Business Plan.

To put the Responsible Business Plan and Principles into practice, we have a specific training course for employees, as well as global policies and regulations approved at the highest level and mandatory for all Group companies/employees. The following are our main policies:
Main Telefónica Group sustainability policies and regulations

Ethics	Supply chain	Privacy and freedom of expression
• Global Anti-Corruption Policy
• Compliance Function Policy
• Crime Prevention Policy
• Internal Rules of Conduct
• Compliance Function Policy
• Regulation on the Prevention and Management of Fraud in Telecommunications
• Regulations on Relations with Public Entities
• Complaints Channel Management Policy
• Corporate Policy on the Comprehensive Discipline Programme
• Fiscal Control Policy
• Risk Management Policy
• Consolidation Reporting Compliance Manual
• Conflict of Interest Regulations
	• Supply Chain Sustainability Policy • Supply Chain Sustainability Regulations • Low Carbon Procurement Instruction • Procurement of Goods and Services Regulations • Supply Chain Security Regulations	• Global Privacy Policy • Personal Data Protection Governance Model Regulations • Regulations on Requests from Competent Authorities in Security • Global Security Policy

Human capital	Human rights	Responsible communication	Environmental management and climate change
• Protocol for Action in Situations of Workplace or Moral Harassment, Sexual Harassment and Discrimination
 • Occupational Health, Safety and Well-being Regulations
• Diversity and Inclusion Policy
• Diversity Policy in relation to the Board of Directors and Selection of Directors
• Remuneration Policy for Telefónica, S.A. directors
• Policy on Appointments and Removals of Directors
• Regulations of the Appointments, Compensation and Corporate Governance Committee
	• Global Human Rights Policy • Principles of Artificial Intelligence	• Market Disclosure Regulations • Shareholder Communication Policy • Responsible Communication Regulations • Social Media Regulations	• Global Environmental Policy • Energy Management Policy

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.11.2. Culture aligned with ethical and sustainable management
GRI 102-27
Besides ensuring ethical behaviour and the responsible management of our business, our ultimate goal is to incorporate corporate sustainability activities and strategies as a key part of our organisational culture, bringing internal conduct, processes and objectives in line with the company's purpose and values.
In doing so, we are guided by our Responsible Business Principles, which are developed across 10 thematic areas:
1.Ethical and responsible management.
2.Corporate governance and internal control.
3.Respect for and promotion of human and digital rights.
4.Our commitment to the environment.
5.Innovation, development and responsible use of technology.
6.Responsible communication.
7.Our commitment to customers.
8.Our commitment to employees.
9.Our commitment to the societies in which we operate.
10.Responsible supply chain management.
To further align internal culture with ESG (environmental, social and governance) factors, we systematically link all aspects of sustainability to long-term business value, ensuring that every internal process and activity is consistent with our purpose. Moving the organisational culture forward, and including commitment to sustainability, is a long-term task that requires shared vision and commitment at every level of the organisation.
We highlight several work streams that offer a practical view of how we work to help the organisation progress towards sustainability:
•Training and awareness: first and foremost, building an organisational culture in the field of sustainability requires the provision of training for all our employees. For this reason, we continuously train our entire workforce in Responsible Business Principles and Human Rights (for more information see chapter 2.12. Ethics and compliance). In addition, specific strategic training is given annually on key issues such as privacy, digital security, ethics and artificial intelligence, accessibility and diversity. Training is accompanied by intensive internal communication campaigns and awareness-raising events.

Go to chapter 2.12. Ethics and compliance
•Internal processes and activities: our aim is for every employee to understand that sustainability is part of our daily activities. Sustainability is an element that brings value and differentiation to the different areas of the business. For example, in 2021, we systematically incorporated ethical and sustainability aspects into product and service development processes. In this framework, we trained employees in specific ethical and sustainability issues related to the design of our products and services, such as impact on human rights, eco-design, accessible products and services, social impact and data ethics (for more information, see chapter 2.9. Responsibility in our products and services).

For more information, see chapter 2.9. Responsibility in our products and services
•Alignment with business priorities: in addition, it is necessary to present a business case to demonstrate alignment with ESG factors. This means systematically linking all aspects of sustainability to business value. Sustainable businesses must be measurable. One example would be the Eco Smart services, in which we offer our customers digital solutions designed to help reduce their impact on the environment.

Go to chapter 2.4. Digitalisation and Eco Smart services
•Control processes and indicators: we have a robust non-financial indicator control processes to align the organisation.
•Remuneration scheme: employee performance appraisals must include sustainability. Therefore, as mentioned above, we have incorporated sustainability objectives into the variable remuneration scheme offered to our employees.

Go to chapter 5.1. Annual Report on Remuneration

Consolidated Annual Report 2021	Telefónica, S. A.	208

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Annual variable remuneration

Long term incentive (2021-2026)

Consolidated Annual Report 2021	Telefónica, S. A.	209

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.12. Ethics and compliance
GRI 102-16

KEY POINTS
We foster a culture of ethics and compliance driven by our Board of Directors and top management. Our employees are trained in our Responsible Business Principles via a mandatory course.
We have a zero tolerance of corruption and bribery.
Our "Concern and Whistleblowing Channel" ensures that our stakeholders have the opportunity to transmit their concerns, complaints and claims in an anonymous or personal manner.
2.12.1. Vision
Ethical and responsible conduct is key to gaining the trust of our stakeholders, thereby ensuring the sustainability of our business. For this reason, the Responsible Business Principles, our code of ethics, are a core pillar of Telefónica's strategy and culture which must be complied with by all employees, including, in particular, senior management.
Any breach of these Principles by employees will be considered an infraction in labour terms, punishable in accordance with the specific provisions of applicable law.

Main ethical issues regarding our stakeholders
Customers	Simplicity, transparency and integrity in our products and services. Responsible communication. Data transparency.
Employees	Course on Responsible Business Principles and Human Rights. Clear guidelines for ethical and non-discriminatory behaviour. Promoting diversity and talent management.
Suppliers	Requirement for our suppliers to comply with ethical standards and respect human rights in our supply chain. Identification and prevention of conflicts of interest.
Investors	Transparency, integrity and materiality with regard to reports and information. Proactive commitment to ethical issues.
Company	Protection and promotion of human rights. Zero tolerance of corruption. Political neutrality. Responsible fiscal behaviour and fiscal transparency. Ethical commitment through the Concern and Whistleblowing Channel.

2.12.2. Governance
To meet our stakeholders' expectations (see table above), we need a culture of ethics and compliance originating at the Company's top management, with clear lines of responsibility and a firm commitment to best business and ethical practices. The Board of Directors therefore approves the Responsible Business Principles, the Responsible Business Plan and associated policies.
There are also several Board committees, which specifically monitor ethics and compliance issues through heads of the Sustainability, Compliance and Internal Audit areas.

Governance of ethics and compliance
Board of Directors

Audit & Control Committee		Sustainability & Quality Committee

Chief Compliance Officer	Chief Audit & Control Officer	Global Chief Sustainability Officer

2.12.3. Policies
Our main internal performance standards and policies on the culture of ethics and compliance are as follows:
•Responsible Business Principles
•Anti-Corruption Policy
•Compliance Policy

Consolidated Annual Report 2021	Telefónica, S. A.	210

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

•Local crime prevention policies and regulations
•Internal Rules of Conduct
•Telecommunications Fraud Prevention and Management Regulations
•Regulations on Relations with Public Bodies
•Complaints Channel Management Policy
•Corporate Policy on the Comprehensive Discipline Programme
•Conflict of Interest Regulations
•Regulations on Anti-Corruption Certifications for Management
•Regulations on Procurement Related to Public Bodies
2.12.4. Risks and opportunities
Implementing a solid culture of ethics and compliance is essential to ensure the Company's future and sustainability. It also contributes to guaranteeing the trust of our customers, shareholders, employees, suppliers and society in general.
The nature of our business and our presence in many jurisdictions, which involves necessary compliance with various national and extraterritorial regulations, as well as the progressive demand for specific compliance programmes, represent a challenge to implementing this culture and we must constantly adapt our compliance activity to the prevailing needs of each company or business unit.
There is also the challenge and need to continue fostering and consolidating this culture internally, so that our employees can adopt ethical and responsible decisions in the face of the dilemmas and conflicts they face during their daily activities.

2.12.5. Strategy and commitments
GRI 103, 102-16
To ensure ethical behaviour throughout our Company, we have several lines of action: zero tolerance of corruption and bribery, compliance with the law and regulations, employee training, internal mechanisms (for reporting potential non-compliance), fair competition, prevention of money laundering, political neutrality, responsible communication and monitoring through internal control.
Targets
→ Update the courses on Criminal Responsibility and Competition Law, available for Telefónica S.A., our corporate Spanish entities and their subsidiaries.
→ Update the Responsible Business Principles course and have 100% of employees trained in this subject every three years.
2.12.5.1. Compliance
GRI 205-2
The Global Compliance area, more specifically, the Chief Compliance Officer of the Telefónica Group, reports directly to the Board of Directors through the Audit and Control Committee. The starting point for compliance management is risk assessment and the protection of integrity.

The Compliance Charter is approved by the Board of Directors and defines the main lines of the Telefónica Group's Compliance Programme, its interaction with the Company's business processes and other areas, and the matters identified as particularly relevant in compliance, which comprise:

Consolidated Annual Report 2021	Telefónica, S. A.	211

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Compliance Programme subjects*
Integrity and sanctions	Privacy and personal data protection	Relations with competitors	Security
	Labour	Sustainability, supply chain and human rights	Compliance with sector-specific regulations and customer promise
	Tax	Compliance with specific financial regulations - Money Laundering and Tax Fraud	Regulated areas**

*This chapter features the following topics: a) anti-corruption (integrity), b) competition (relations with competitors) and c) money laundering.
**Regulated areas: this refers to compliance with legislation applicable to insurance and reinsurance companies and pension fund and investment fund management companies.

According to the current Compliance Function Charter, the compliance function is deployed on two levels:
•Preventive control: this activity is aimed at fostering a culture of compliance, and involves, on the one hand, delivering training and awareness-raising actions on matters such as anti-corruption, criminal prevention and sanctions, as well as supporting other training that may be developed on the other matters described in coordination with the internal areas responsible for them. Furthermore, one of the key elements on which preventive control is based is the continuous assessment of compliance risk.
Likewise, within this preventive function of Telefónica Group's Compliance Programme, it is worth highlighting the consultative activity conducted through channels available to employees to make queries related to compliance issues (mainly related to the application of the Anti-Corruption Policy and other related internal regulations). It is also worth highlighting our Compliance-based protocols for assessing suppliers and business partners which are put into practice in the context of the continuous and gradual improvement of our Compliance Programme. In this respect, of the assessment protocols applied to corporate transactions (mergers and acquisitions) are particularly noteworthy, especially regarding anti-corruption and, where appropriate, the risk of money laundering and terrorist financing.
Finally, it is worth mentioning other activities within this preventive control function, such as internal regulatory monitoring, the preventive control model, management of conflicts of interest and criminal prevention.
•Reaction and response: reaction refers to the action protocols to be followed in situations in which there is sufficient evidence of non-compliance, while response refers to the correction of the consequences of a possible non-compliance by acting on two fronts: (i) mitigating all the consequences associated with a possible breach or a breach already evidenced, and (ii) ensuring consistent application of consequences for said breaches, as well as promoting the recognition of employees with outstanding conduct in terms of their commitment to compliance.
> Anti-corruption compliance
The Compliance area oversees and bases a large part of its policies, procedures and controls on integrity, a concept that specifically captures, among other initiatives, those that implement our fight against corruption and bribery.

With regard to the policies and procedures in place in the Telefónica Group to combat corruption and bribery, it is worth highlighting, as a basis for the activities described above, the specific internal regulations in this area. The most significant include the Anti-Corruption Policy, together with Regulations on Relations with Public Bodies, Regulations on Conflicts of Interest and the Corporate Policy on the Integral Discipline Programme, among others.
Corruption risk analysis is another of Telefónica's Compliance Programme’s focus areas.

As the parties responsible for establishing adequate controls and procedures to ensure compliance with the Anti-Corruption Policy, the Company's directors and executives certify, on an annual basis, their knowledge of and commitment to comply with said Policy and, in general, with the Responsible Business Principles and associated policies, practices and regulations.
> Competition compliance
Fair competition is one of our Responsible Business Principles, and is integrated transversally in several policies and processes within the Company.
We have online training on Competition Law which was launched in 2019, and which consists of the prevention of anti-competitive practices. Designed for all areas of the Company, this course is given in the main countries where we are present, except in Germany and the United

Consolidated Annual Report 2021	Telefónica, S. A.	212

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Kingdom, where they have specific or related training courses.

In addition, the Group has certain guidelines for participation in industry organisations and meetings with competitors where clear rules are laid down to ensure compliance with competition law regarding the exchange and assurance of confidentiality of information. This is complemented in some countries by specific competition compliance programmes under local legislation (e.g., Chile).

Go to chapter Annual Accounts Report
> Money laundering compliance
With regards to money laundering, the Company has payment controls in place that include due diligence procedures for suppliers and business partners, defined from a compliance viewpoint, and controls on payments to certain high-risk countries. This is then complemented by activities specifically aimed at complying with requirements in the legislation of each country and/or, where applicable, with certain regulations in this area applicable to the type of company or entity in question (in cases in which said local legislation considers it a regulated entity in said area).
In this regard, in accordance with the Telefónica Group's internal regulations on payment control, the Company monitors the definition of minimum controls on payments to prevent the risk of money laundering. This includes both general controls at Group level and specific controls by jurisdiction and/or type of entity or activity.
In particular, in 2021, as part of its strategy of continuous improvement, Telefónica continued to analyse the need to strengthen the corresponding controls and launched a number of new controls with a view to their definitive implementation at Telefónica Group level.
2.12.5.2. Training
GRI 205-2, 412-2
A key element in promoting a culture of ethics within the Company, and ensuring compliance with our Responsible Business Principles, is training.
•Responsible Business Principles and Human Rights course: Training in the Responsible Business Principles and Human Rights is aimed at all Telefónica Group employees and is mandatory. It is specifically monitored by the Responsible Business Office. The training includes matters on anti-corruption and bribery in the specific section of the course entitled 'Ethical and Responsible Management'.
Along with the course described above, there are also other courses that complete the training on anti-corruption at Telefonica Group:
•Foreign Corrupt Practices Act (FCPA) course held worldwide in online and in-person format, on the law against corrupt practices abroad. This training is aimed at certain areas of the Company that present a higher potential risk due to their greater exposure to officials and authorities. Since 2017, the year it was launched, this course has been progressively implemented in the Telefónica Group on a global scale. So far, in addition to Telefónica S.A. and other global units, it has been taught as part of operations and businesses in Spain, Brazil, Mexico and Telxius (2017); Uruguay, Argentina, Nicaragua, Panama, Costa Rica, El Salvador, Guatemala, Colombia, Peru, Chile and Ecuador (2018); Venezuela and the United Kingdom (2019).
•Other local courses on anti-corruption and crime prevention. In addition to the global anti-corruption training mentioned above, other specific training courses (including aspects relating to criminal prevention) are given in most of the countries in which the Telefónica Group operates. In some cases, this training is in-person and/or targeted at certain groups of employees whose activity may present a higher potential risk. Here, we highlight the training in criminal liability in Peru, Argentina, Chile, Ecuador and Spain.
Training is also reinforced by internal communication, awareness and sensitisation campaigns, addressing different issues such as conflicts of interest, gifts and invitations, responsible purchasing, environment, privacy, customer promise, etc.
There are also a number of global initiatives aimed at raising employee awareness, including the following:
a.Compliance Day, an awareness day designed to bring the compliance function closer to the business and raise awareness among employees about the main issues addressed in the area.
b.The first compliance micro-story competition, involving employees from Telefónica S.A., Telefónica España, Telefónica Argentina, Telefónica Chile, Telefónica Colombia, Telefónica del Perú, Telefónica Tech, Telefónica Uruguay and Telefónica Ecuador.
c.The 'Five Stars' Recognition Programme, an awareness-raising initiative developed to promote and recognise behaviour that stands out for its commitment to Integrity, Privacy and Security.

Consolidated Annual Report 2021	Telefónica, S. A.	213

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.12.5.3. Complaint and remedy mechanisms: Channel for queries and complaints
GRI 103, 102-17, 205-3, 403-2, 406-1
> Complaints
At Telefónica, we have a Whistleblowing Channel available to employees and stakeholders (suppliers, shareholders, customers, investors and society in general), where they can make anonymous or personal complaints to report any alleged irregularity or act contrary to the law or internal regulations.
This channel has been available since the end of 2020 via a form on our website. It provides access for all our stakeholders, ensuring compliance with the European Directive on the protection of persons reporting breaches of EU law and also with the updated version of the Good Governance Code for listed companies.
When processing complaints, the principles of data confidentiality, i.e. respect, substantiation and completeness, apply. In cases where a significant or relevant irregularity is identified, the Audit and Control Committee, which reports to the Board of Directors, is informed.

The complaint may fall into the following categories:
•Labour dispute
•Labour conditions
•Information security/privacy
•Acts contrary to the integrity of the company
•Asset fraud
•Favourable treatment
•Financial reporting
•Regulatory/contractual/legal non-compliance
The above categories also include any irregularities relating to accounting matters, auditing matters and/or internal control over financial reporting in compliance with section 301 of the US Sarbanes-Oxley Act and other requirements in this regard.

After sending the complaint, the system will provide a username and password that will allow the status of the complaint to be consulted at any time, using the anonymous communication channel. New information can then be added and the auditor responsible for the analysis can be contacted.
In accordance with our zero tolerance policy on corruption, bribery and discrimination, Telefónica has specific controls in place to detect and remedy possible cases. This takes the form of disciplinary action and/or termination of contract.
> Queries
We also have a Queries Channel through which all our stakeholders can make anonymous or personal queries, communications or reports, requests or complaints on any aspect related to the Responsible Business Principles.
2.12.5.4. Political neutrality
Telefónica is politically neutral. Under no circumstances do we take a direct or indirect position for or against any political party and, therefore, we do not make donations to any of them. This does not prevent us from making our views known on matters that may affect the management and sustainability of the Company.
We are registered as a lobbyist in the voluntary transparency register of the European Union and in the register of interest groups of the CNMC (Spain's National Commission on Markets and Competition).
Our total expenses in relation to contributions to sectoral organisations are widely distributed because: (a) Telefónica is present in many countries and each country has its own local sectoral organisations; and (b) Telefónica provides many types of services affected by different business sectors (fixed and mobile connections, television and digital services).

Consolidated Annual Report 2021	Telefónica, S. A.	214

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.12.5.5. Responsible communication
Following our Responsible Business Principles and as a technology, information and communication company, we promote freedom of expression, pluralism and diversity and we assume a commitment to truthful information, education and inclusion.
As a company that provides not only communication, but also entertainment, cultural, sporting, advertising and other content that can have an impact and influence on society, we assume our responsibility to promote responsible, ethical and quality communication through our Responsible Communication Policy. This policy sets out general guidelines for when we communicate with our customers; when we communicate with other stakeholders; when we use our social media; when we generate and disseminate content; when we generate our own advertising; and when we broadcast third-party advertising.
We also have a specific Responsible Communication Code for Movistar+, approved by the Executive Committee of Telefónica España with the following lines of action:
•Publication in different public media for consultation by any user.
•Implementation. It has been shared with all Movistar+ stakeholders to ensure that it is accepted and respected on a daily basis by employees, suppliers and external collaborators, analysts, customers and society in general.
Possible complaints/enquiries are channelled through the Responsible Business Enquiry Channel.

Movistar+ Responsible Communications Code
We are a television platform with ethical editorial criteria for all our productions, whether own, purchased or outsourced. We promote these principles:

Legality	Neutrality	Protection of minors
We comply with the rules; we protect intellectual property and we do not encourage illegal, irresponsible or discriminatory behaviour.	We promote freedom of expression and creativity, while respecting the right to honour and privacy.	We manage content responsibly and have preventive, safe advertising and awareness-raising measures.

Integrity and transparency	Diversity	Values and talent
We ensure compliance with Telefónica's Anti-Corruption Policy.	We promote equality and social integration in our programme schedule.	Our business commitment to creativity and innovation is reflected in the content.

We have pre-broadcast controls, a Content or Production Officer and anti-piracy mechanisms in place.
All our activities are based on Telefónica’s Responsible Business Principles and our Responsible Communications Regulation.

Consolidated Annual Report 2021	Telefónica, S. A.	215

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.12.5.6. Internal control
GRI 102-17, 205-1
The Company's internal control is based on its internal audits and risk management systems. It is regulated in the Telefónica Group's Internal Audit Charter, which states that Internal Audit is the area in Telefónica responsible for confirming, through timely evidence, the proper functioning of the internal control and risk management structures and, where appropriate, detecting possible inefficiencies or non-compliance with the control system established by the Group through its processes.
The main areas of action covered by the Internal Audit Unit include coordinating the Telefónica Group's Regulatory Framework by supervising the process for defining internal regulations. In turn, the Regulatory Framework promotes actions that favour the updating and communication of said standards. We also detect the needs and opportunities for improvement, modification or updating of existing internal regulations, proposing lines of action to those responsible. And we provide support and advice to the internal standards manager in relation to the drafting and implementation of the standard.
2.12.6. Progress in 2021
GRI 205-2
In 2021, we updated our Responsible Business Principles to ensure that our Code of Ethics continues to respond with the utmost rigour to the new demands of the market and society.
> Compliance
In 2021, Telefónica S.A. obtained the UNE 19601 Certification for Criminal Compliance management systems.

In 2021, one (1) material legal proceedings have been identified in progress for violation of competition law and no (0) fines have been paid for ongoing anti-competitive practices(23) in violation of said law.

The details of VMED O2 UK's material legal proceedings and penalties from June to December 2021 are as follows:

	O2 UK (mobile operations)	Virgin Media UK (fixed operation)
No. of material legal proceedings in progress in relation to anti-competitive violations	0	0
Material penalties paid for anti-competitive practices	0	0
> Training
During 2021, we continued our campaigns for employee training in the Code of Ethics (our Principles) and anti-corruption. All the courses returned high completion rates:
•Course on Responsible Business Principles and Human Rights. Completed by 88,815 employees since its launch in 2018, representing 85% of the workforce. A total of 168,914 hours of this course have been taught since it was launched(24). During the reporting period, training was given to 16,382 employees, which accounts for 15% of the average workforce during the period25. We had a total of 24,945 training hours in 2021.
•Other courses on anti-corruption. During 2021, on-line training continued in this area of the Foreign Corrupt Practices Act (FCPA) and reinforcement sessions were given to management and pre-management staff at Telefónica, S.A., Telefónica España and Telefónica Tech. As for other local training courses, operators in Spain and Mexico launched new ones on crime prevention.
Since 2017, 89,296 employees have received training in anti-corruption, representing 86% of the workforce at 31 December 2021. During 2021, training was given to 36,827 employees, which accounts for 34% of the average workforce during the period23.

All members of the Board of Directors (15) have received training in anti-corruption, with the latest addition to the Board (100%) completing the training in 2021.

23 Taking into account issues whose materiality complies with the reporting rules for CCAA (greater than €40 billion and rated as probable, or €100 billion with the risk rated as possible).
24 Since its launch in 2018. Data takes into account the number of employees at 31 December 2021 (update of the calculation methodology compared to 2020 to improve data quality).
25 Data takes into account the average workforce during 2021 (update of the calculation methodology compared to 2020 to improve data quality).

Consolidated Annual Report 2021	Telefónica, S. A.	216

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Training in Responsible Business and Human Rights through the Principles course*
Number of employees trained in Responsible Business and Human Rights through the Principles course	88,815
Percentage of employees trained in Responsible Business and Human Rights through the Principles course	85%
Hours of training in Responsible Business and Human Rights through the Principles course	168,914

Anti-corruption training for employees
Number of employees trained in anti-corruption matters	89,296
Percentage of employees trained in anti-corruption matters	86%
N.B.
(1)Since its launch in 2018. Data takes into account the number of active employees at 31 December 2021 (update of the calculation methodology compared to 2020 to improve data quality).
(2) Includes the Course on Responsible Business Principles (since 2018), Foreign Corrupt Practices Act (since 2017) and local courses on anti-corruption (since 2019). Data takes into account the number of employees at 31 December 2021 .

Specific training has also been given in subjects other than integrity, which, for the purposes of the Telefónica Group's Compliance Programme, are relevant from the Compliance perspective; examples include training in digital security, competition law and privacy. Mention must also be made of the launch of training in international sanctions programmes for certain areas and relevant Company management personnel.

MILESTONES
→ We updated the Responsible Business Principles.
→ We obtained the UNE 19601 certification for Telefónica, S.A. as part of activities to improve the Company's criminal compliance management systems.
→ We unified the Responsible Business and Whistleblowing Channels into a single channel: the Concern and Whistleblowing Channel.

Employees trained in anti-corruption in 2021 by professional category and region
Country	Executives	Middle Management	Other professionals	Total
Germany	84	226	2,479	2,789
Brazil	687	837	19,684	21,208
Spain	76	54	1,875	2,005
Latin America	305	867	8578	9750
United Kingdom	11	150	893	1,054
Others	0	6	15	21
Total	1,163	2,140	33,524	36,827

% of employees trained in anti-corruption in 2021 by professional category and region
Country	Executives	Middle Management	Other professionals	Total
Germany	37%	32%	37%	37%
Brazil	43%	40%	64%	61%
Spain	5%	3%	7%	7%
Latin America	39%	26%	30%	29%
United Kingdom	4%	15%	20%	18%
Others	0%	13%	3%	3%
Total	27%	25%	35%	34%

Consolidated Annual Report 2021	Telefónica, S. A.	217

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Concern and Whistleblowing Channel
In addition, as part of our performance in 2021, we combined our former Responsible Business and Whistleblowing channels into a single channel: the Concern and Whistleblowing Channel. The aim is to make it a more accessible communication channel for employees and stakeholders.

> Complaints
A total of 955 complaints were received through the Whistleblowing Channel in 2021. As a result of the investigations, 389 complaints were substantiated during the year. The measures taken as a result of substantiated complaints included 152 terminations of employment contracts.

Complaints
	2020	2021
Nature of substantiated complaints	% of total substantiated complaints	% of total substantiated complaints
Failure to comply with regulations	14%	12%
Fraud	23%	23%
Workplace/sexual harassment and/or discrimination	5%	1%
Conflict of interest	5%	4%
Information security/privacy	2%	2%
Inappropriate behaviour and other workplace disputes	37%	38%
Others	14%	20%
Total	385	389

Main indicators on complaints
	2020	2021
Complaints received	882	955
Substantiated complaints	385	389
Termination of employment measures taken as a result of substantiated complaints	126	152
Confirmed cases of corruption	1	0
Disciplinary measures taken or terminations of contract carried out in connection with confirmed cases of corruption	3	0
Cases of discrimination detected	3	0
Disciplinary measures or terminations of contract taken in relation to confirmed discrimination cases	2	0

VMED O2 UK from June to December 2021
	O2 UK (mobile operation)	Virgin Media UK (fixed operation)
Confirmed cases of corruption	0	0

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Queries
In 2021, we received 207 queries, 196 of which were resolved as queries related to matters corresponding to this channel. The matters into which the queries have been divided are shown in the table below:

Queries
	2020	2021
Responsible Communication	1	5
Integrity	1	5
Environment	26	11
Supply chain	13	1
Privacy	15	9
Accessibility	7	3
Sustainable Innovation	2	2
Human Rights	3	2
Other Human Rights	0	0
Children's Rights	3	1
Freedom of expression	0	2
Diversity and talent management	0	2
Others (e.g. Responsibility towards the customer, infrastructures*)	155	153
*The 'Others' category currently includes queries related to 'Responsibility towards the customer' and 'Infrastructures', which we redirect internally for resolution by the appropriate channels.
> Political neutrality
Our expenditure on contributions to industry bodies and organisations, or individuals carrying out representative activities for Telefónica, amounted to €5.4 million in 2021, 87% of which was spent on industry bodies, including GSMA, SindiTelebrasil, ETNO and Bitkom, among others.

> Internal control
Internal Audit has an annual audit schedule and issued 451 reports globally in 2021, divided into the following categories:

No. of reports
	2020	2021
Total or partial analysis of processes related to the expenditure and investment cycle	82	69
Financial or information system audits mainly to review internal control over financial processes	129	133
Reports aiming to verify correct compliance with other legal obligations	47	61
Other work	5	6
Fraud/corruption prevention, review of personal actions	27	17
Review of the revenue cycle	126	79
Monitoring of the main technological and legal compliance risks affecting service networks and information systems	87	86

Consolidated Annual Report 2021	Telefónica, S. A.	219

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.13. Fiscal transparency
GRI 207-1, 207-2, 207-3, 207-4

KEY POINTS
Telefónica's tax contribution in 2021 amounted to €9,134 million globally: €23.3 per every €100 of turnover.
Taxes paid during the year amounted to €3,206 million and taxes collected amounted to €5,927 million.
Each year we publish the fiscal contribution per country: we highlight the €3,480 million contributed in Spain and the €2,175 million paid in Brazil.
2.13.1. Vision
Telefónica's taxation is based on our Responsible Business Principles, the guidelines that lead us in our daily activity and define how we conduct our business. In accordance with said guidelines, we are committed to honesty, respect for the law and transparency in the conduct of our fiscal affairs.
At Telefónica, we are committed to the OECD guidelines for multinational companies to ensure strict compliance with our tax obligations. We strive to be a best practice benchmark, ensuring that we contribute faithfully and loyally to the public finances of the countries and territories in which we operate. Accordingly, in line with our commitment to fiscal transparency and our contribution to the UN Sustainable Development Goals (SDGs), we publish our total economic and social tax contribution on our corporate website in Sustainability-Innovation/How-we-work/Sustainability-Strategy.
In this sense, the statements contained in this GRI 207 standard enable Telefónica to achieve some of the SDG targets it has set itself.
2.13.2. Governance
The bodies responsible for the fiscal control framework at Telefónica are as follows:
The Group's Tax Department reviews the tax strategy and reports annually to the Audit and Compliance Committee and, where appropriate, the Board of Directors on the Group's tax policies in order to facilitate supervision of the tax risk management system given to the Audit and Compliance Committee by the Spanish Corporations Act and in accordance with the provisions of the Code of Best Tax Practices.
The Group Tax Department and the Regional Divisions inform the Audit and Control Committee and, where appropriate, the Board of Directors of Telefónica about the tax policies and criteria followed by the Company, as well as the tax impacts of all relevant transactions submitted for approval in accordance with Section 529 Ter of the Spanish Corporations Act.
They also report on the status and development of tax risks to the Group's Risk function managers (Internal Audit) and, ultimately, to the Audit and Control Committee.
They detect and report on mechanisms subject to notification under Council Directive (EU) 2018/822 of 25 May 2018 (DAC 6) and coordinate with the Group's internal audit function on the review and analysis procedures necessary to achieve the control objectives of the Fiscal Strategy and Fiscal Control Framework.
Those responsible for the fiscal function in each subsidiary put in place the necessary management procedures to ensure that the fiscal control function is performed in accordance with the defined principles and operating regulations.
> Assessment of compliance with the fiscal governance and control framework
The Internal Audit Department, the Group's Tax Department and the Regional Tax Departments perform the analyses and verifications they deem appropriate to verify the correct application of the aspects contained in the regulations, tax strategy and tax control policy, and to guarantee control targets set by the Group.
The Internal Audit Department carries out such checks on a regular basis and may request as much information as necessary from the various subsidiaries' tax managers.

Consolidated Annual Report 2021	Telefónica, S. A.	220

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

In addition, as indicated in the Annual Corporate Governance Report, Telefónica annually validates compliance with the content and commitments contained in the Code of Good Practices and, therefore, that it is complying with its governance framework.
> Integration of the focus on taxes in the Telefónica Group
Telefónica will ensure that the departments involved in the tax function have the necessary means to guarantee compliance with tax obligations in all the countries in which it operates.
Those responsible for the tax function at each company participate in the analysis of all transactions that may have tax implications and for the aforesaid purpose:
•have the necessary financial, human and material resources;
•can and should, where necessary, establish permanent computer links with the information systems of Group companies;
•receive maximum support and assistance from the Group companies, and;
•may require the participation and collaboration of such companies' employees.
For more information in this regard, Telefónica develops the fundamental principles of the fiscal control function within the Fiscal Control Policy (available on the corporate website in Sustainability-Innovation / How-we-work / Sustainability-Strategy.
2.13.3. Policies
The Fiscal Control Policy has the following objectives:
• correct fulfilment of tax obligations in due time and form;
• effectiveness and efficiency of operations from a tax viewpoint;
• position-taking or tax strategy duly supported and documented;
• reliability of tax information;
• transparency vis-à-vis third parties, especially the tax authorities, and;
• tax risk management.

2.13.4. Risks and opportunities
As mentioned on the corporate website, in Commitment/How we work, we manage tax risks to prevent and reduce tax litigation to the extent necessary to defend tax positions legitimately taken by Telefónica.
Accordingly, we have a Risk Management Model in place based on COSO (Committee of Sponsoring Organizations of the Treadway Commission), which enables the identification, assessment and management of the different risks.
Under this Model, we have defined four risk categories: business; operational; financial and legal, and finally; compliance. Accordingly, the latter category includes tax risks.
Typology of fiscal risks and associated controls
In relation to their origin, risks of a fiscal nature are classified as follows:
•Compliance risk: relating to the fulfilment of obligations in taxation (filing of returns, information requirements, etc.);
•Interpretative risk: the possibility of interpreting tax laws differently from the Administration;
•Regulatory risk: associated with legislative activity and regulatory volatility and complexity;
•Reputational risk: related to the current context of demands and public scrutiny in terms of transparency and perception of fair compliance with the companies' tax obligations by the different stakeholders.
Although risk identification is a continuous process and requires the involvement of the entire organisation, in the case of tax risks the Corporate Tax Department promotes and coordinates their identification and regular updating.

The policy of control, evaluation and management of fiscal risks is developed in the Fiscal Control Policy available on the corporate website, section Sustainability-Innovation/How-we-work/Sustainability-Strategy.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Reporting obligations
On a quarterly basis, those responsible for the tax control function at each of the Group's companies inform the Tax Department—through the Regional Tax Departments—of the main conclusions of the process of identifying and assessing tax risks, including those related to:
•Litigation in court/arbitration;
•Litigation in administrative proceedings prior to judicial proceedings;
•Transactions with implicit risk that may be examined by the tax authorities.
They also report on external tax audits and tax administration inspection processes.
For its part, the Tax Department reports the situation and evolution of tax risks to the heads of the Group's Risk Management function (Internal Audit) (without prejudice to the specific identification of compliance risks to the heads of the Compliance function) and, ultimately, to the Audit and Control Committee.
Furthermore, as a consequence of the entry into force of DAC 6, we have developed a procedure for detecting and reporting notifiable mechanisms.
2.13.5. Strategy and commitments
Pursuant to Section 529 Ter of the Spanish Corporations Act, on 14 December 2016the Board of Directors of Telefónica approved the Group's tax strategy as published on our corporate website.
> Regulatory compliance
At Telefónica, we are committed to complying with all national and international legislation, regulations and tax obligations, respecting both their letter and their spirit. In fact, we devote the necessary resources and take the appropriate measures to make a reasonable interpretation of the rules, taking into account the legislator's intention in accordance with the interpretative criteria established by the competent tax authorities and the legislative background. We also adopt the necessary control mechanisms to ensure compliance with these regulations as part of good business management.
Relationship between taxation, sustainable development and business
At Telefónica, we are committed to all tax positions being taken up for commercial and business reasons, paying taxes according to their true legal nature and economic substance and avoiding abusive tax planning schemes or practices. In this respect, the tax component of any transaction cannot be justified separate from the commercial and business reasons for the transaction in question.
Telefónica also applies the arm's length principle in its transactions with related entities, aligning taxation in each country and territory according to its business there and the generation of value, in accordance with local tax legislation and the international taxation standards established by the OECD.
> Stakeholder engagement and management of tax concerns
Relationship with tax authorities
At Telefónica, we are committed to fostering a cooperative relationship with the tax authorities inspired by the principles of collaboration, trust, good faith, loyalty, professionalism, mutual respect and dialogue.
Since 2010 and in order to apply the highest standards of tax transparency, Telefónica, S.A. has adhered—by resolution of the Board of Directors—to the Code of Good Tax Practices drawn up by Foro de Grandes Empresas (Forum for Large Enterprises) in conjunction with the Spanish Tax Administration.
And, based on the principles of transparency and mutual trust, we have voluntarily filed Transparency Reports with the Spanish tax authorities since the 2016 financial year, with the prior authorisation of the Audit and Control Committee, as part of the functions delegated by the Board of Directors. The corporate website provides more information on the subject in the section Sustainability-innovation / How-we-work / Sustainability-Strategy.

Our approach to matters relating to the Spanish Tax Administration also applies internationally. In this regard, Telefónica participates in various international fora to promote and develop the OECD's good practice recommendations.
We also participate in the cooperative compliance programme in the UK.
Contribution to legislative initiatives in the tax area
Telefónica actively participates in the Foro de Grandes Empresas. This allows us to intervene in tax legislation initiatives, highlight current problems that may arise in the application of the tax system, and propose new tax measures to increase legal certainty.
We contribute to the committees of telecommunications industry organisations such as ETNO (European Telecommunications Network Operators’ Association) and GSMA.
We are active collaborators in various industries and economic forums, such as DigitalES (Spanish Association for Digitalisation) and Adigital (Spanish Association of the Digital Economy).
The Telefónica Group is also actively involved in tax policy through the respective committees of the CEOE (Spanish

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Confederation of Business Organisations) and the DET3 (Digital Economy Taxation Think Tank).
Stakeholder dialogue
Telefónica's stakeholder engagement strategy is based on increasing transparency and effective dialogue to build relationships of trust in the countries in which we operate.
We maintain a constructive dialogue and collaborate with various key interest groups, such as non-governmental organizations, like Intermon Oxfam, the Commitment and Transparency Foundation or the Tax and Competitiveness Foundation; government agencies through the Forum of Large Companies that was created in 2009 as a cooperation body between the largest Spanish companies and the Tax Agency. Likewise, we collect from all the stakeholders their expectations and perceptions about fiscal transparency in the consultation that we carry out for our materiality analysis.

Go to chapter 1.4. Materiality
This relationship makes it possible to identify which aspects are considered most significant and which are the new trends in the field of sustainability. In this way, we set our targets, define the strategic plan and, in addition, assess our ability to meet society's expectations.
In fact, as a result of our progress, we have achieved very high scores for our tax transparency in indices such as the DJSI, MSCI, Sustainalytics and FTSE.
Reporting unethical behaviour
As described in section 2.8.5 of the Non-Financial Information Statement, Telefónica has public complaint and remedy mechanisms in place (i.e. the Responsible Business Channel and the Whistleblowing Channel) to report concerns about unethical or illegal behaviour, and the organisation's integrity in relation to taxation. For further information, please refer to said document.
2.13.6. Progress in 2021
GRI 103
> Contribution to the development of local economies and finances
In 2021, our Total Tax Contribution (TTC) amounted to €9,134 million (€3,206 million in taxes incurred and €5,927 million in taxes collected), accounting for 33% of our distributed value ((value distributed as input and output taxes levied on the total value distributed, the latter being the sum of the following items: shareholder value - profit after tax, wages and salaries net of taxes levied, net interest and input and output taxes levied).
Total operating subsidies received by Telefónica in 2021 amounted to €16 million (17 million euros in 2020), which includes the receipt of capital grants and subsidies as other income.

For every €100 of turnover, we pay €23 in taxes (€8 incurred and €15 collected).

It is important to note that our economic and social contribution is quantifiable not only through corporate tax revenues, but also through other specific contributions in the various countries in which we operate. These include fees (for use of the public domain and for financing the radio and television corporation, among others), local taxes and social security payments, as well as other similar contributions in other countries.
In addition to these direct taxes, we generate revenue for the public treasury as a result of our activity and on behalf of other taxpayers, other amounts that must be taken into account in the total tax contribution made by the Company, such as indirect taxes, withholding taxes on employees and other deductions

Go to chapter 2.10. Contribution and impact on communities

> Contribution in countries
The following is a breakdown of the jurisdictions in which Telefónica Group carries on its main business as a telecommunications services provider. Other jurisdictions where the Group is present, and in which its activities are not the Group's core business, are included under "Other". All amounts are given in euros and refer to the financial year 2020.
The main companies that make up Telefónica Group, together with their main activity, can be consulted in the 2021 Consolidated Financial Statements.

Go to Appendix I: Scope of consolidation
For reconciliation purposes with the figures reported in the Consolidated Financial Statements, consolidation adjustments and eliminations of inter-company transactions between Group companies in different countries are also included under "Other".
However, there are differences with the Group's Consolidated Financial Statements, which are explained below:
•The Annual Accounts only include information on sales to third parties, whereas the CbCR also includes intra-group sales.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

•In relation to profit or loss before tax, there is an adjustment for the accrual of coupons corresponding to the subordinated perpetual debentures in the Netherlands, and to a lesser extent in Colombia.
•The differences in taxes paid are due to the Annual Accounts including not only corporate tax (as in the case of the CbCR), but also telecommunication charges, local taxes, other charges, licence fees and social security, etc.

2020 country-by-country report
Tax jurisdiction	Third-party income	Related-party revenues	Total income	Profit or loss before tax (1)	Tax on profit paid (2)	Profit tax (3)	No. of employees (4)	Tangible assets
Germany	8,183	68	8,250	318	52	-175	7,980	4,073
Argentina	1,911	73	1,983	-894	57	-80	13,878	1,097
Brazil	7,964	55	8,019	1,027	37	207	34,484	5,375
Chile	1,648	5	1,653	42	18	17	4,186	1,377
Colombia	1,313	19	1,332	38	49	8	6,329	1,025
Costa Rica	240	3	242	78	8	17	209	0
Ecuador	409	5	415	-22	39	4	1,029	223
El Salvador	122	4	126	-40	0	-10	187	85
Spain	14,644	2,384	17,028	828	75	237	28,412	9,171
Guatemala	5	5	10	1	0	1	11	12
Mexico	1,156	102	1,258	-707	42	-1	1,852	297
Panama	5	7	12	-5	0	2	49	8
Peru	1,805	44	1,848	-180	14	-10	5,285	1,355
UK	6,819	281	7,100	1,438	183	263	6,509	2
Uruguay	235	142	377	94	14	11	626	304
Venezuela	227	1	228	7	1	8	1,754	40
Others	398	-1,094	-695	223	38	40	407	-675
Total	47,083	2,104	49,187	2,248	626	542	113,187	23,769
Note:
(1)(3) Contribution to consolidated result before tax and profit tax, adjusted for the allocation to the year of coupons relating to subordinated perpetual bonds. The consolidated financial statements of the Telefónica Group are drawn up in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting regulations applicable in each of the countries in which the Group is present may differ from the standards set by the IFRS.
The table above groups together all companies of the Group according to the country of their registered office. This grouping does not coincide with the distribution by segment of the Telefónica Group. The results by country include, as appropriate, the effect of the allocation of the purchase price to the acquired assets and the liabilities assumed. The results by country exclude income generated by dividends of Group subsidiaries, as well as the change in the provision for write-downs of investments in Group companies, which are eliminated in the consolidation process. The withholdings paid to the various administrations have been allocated to the jurisdiction by which they are ultimately paid.
(2) Excluding refunds received from different administrations and corresponding to overpayments in previous years, specifically in 2020, tax rebates in Spain for 2018 and 2019 amounting to 89 million, plus 15 million in Peru and a further 13 million in Chile have been excluded.
(4) The number of employees refers to the average number of employees, distributed by tax jurisdiction.

Consolidated Annual Report 2021	Telefónica, S. A.	224

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Reasons for the difference between the effective rate and the statutory rate
The group closely monitors the differences between the nominal tax expense and the effective tax expense on a monthly basis.
At year-end 2020, the differences relate to the permanent differences inherent in the preparation of corporation tax. In other words, they comprise all the expenses or income recorded on the income statement that will not be deductible or will not be taxed from a fiscal point of view and will therefore never be reversed in subsequent periods. The most relevant are the deductibility of the amortisation of goodwill in Spain and, in Brazil, the deductibility of the distribution of Juros on capital. There is also a significant difference owing to the non-activation of tax credits in countries with negative results.
In addition, during the 2020 financial year, extraordinary accounting adjustments were made to the corporate income tax expense account, representing a significant part of the differences between the statutory and effective rates. In this regard, deferred tax assets have been recorded for deductible temporary differences on Telxius assets and, in Germany, for a significant amount of tax credits for tax losses from previous years.

The verification of the contents in terms of taxation has been completed as part of the external verification process that has been carried out by PricewaterhouseCoopers Auditores, S.L.

Tax contribution by country
Millions of euros	Contribution by country to consolidated Group result before tax (1) 2021	Contribution by country to consolidated Group profit before tax (1) 2020	Total taxes paid 2021	Total taxes collected 2021	Total 2021
Germany	663	314	237	695	932
Argentina	-64	-894	104	402	505
Brazil	882	1,027	302	1,873	2,175
Central America	25	35	21	17	37
Chile	372	42	155	130	106
Colombia	-20	38	92	125	217
Ecuador	-11	-22	69	36	286
Spain	5,261	826	1,470	2,010	3,480
Mexico	-386	-707	104	85	189
Peru	-554	-180	70	138	209
United Kingdom	5,200	1,437	519	373	892
Uruguay	104	94	26	19	45
Venezuela	90	7	4	11	15
Others	195	231	34	12	46
TOTAL	11,757	2,248	3,206	5,927	9,134

Consolidated Annual Report 2021	Telefónica, S. A.	225

Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

The breakdown of the corporate income tax contribution is as follows:

Tax contribution by region
	2021		2020
Millions of euros	Contribution by country to the profit before taxes of the consolidated Group(1)	Tax on profits(2)	Contribution by country to the profit before taxes of the consolidated Group(1)	Tax on profits(2)
Europe	11,124	244	2,577	310
Latin America	413	229	(595)	257
Central America (*)	25	13	35	8
Others	195	20	231	38
TOTAL	11,757	506	2,248	626
Notes:
1) Contribution to the consolidated pre-tax result, adjusted for the allocation to the year of coupons relating to subordinated perpetual bonds. The consolidated financial statements of the Telefónica Group are drawn up in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting regulations applicable in each of the countries in which the Group is present may differ from the standards set by the IFRS.
The table above groups together all companies of the Group according to the country of their registered office. This grouping does not coincide with the distribution by segment of the Telefónica Group. The results by country include, as appropriate, the effect of the allocation of the purchase price to the acquired assets and the liabilities assumed. The results by country exclude income generated by dividends of Group subsidiaries, as well as the change in the provision for write-downs of investments in Group companies, which are eliminated in the consolidation process.
The contribution in 2021 from Germany, Spain and the United Kingdom is affected by the capital gains generated on the incorporation of VMED O2 UK and on the sale of the telecommunications towers division of Telxius (see Note 2 Notes to the Consolidated Financial Statements).
2) Rebates received from different administrations and corresponding to overpayments from previous years are excluded in 2021, specifically 30 million in Spain and 17 million in Peru and Chile.
For 2020, tax rebates in Spain for 2018 and 2019 amounting to 89 million, plus 15 million in Peru and a further 13 million in Chile have been excluded.
The withholdings paid to the various administrations have been allocated to the jurisdiction by which they are ultimately paid.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.14. Clients

KEY POINTS
We continued to launch measures and services that enable us to meet our customers' new needs resulting from COVID-19. This focus has led to our reputational scores increasing in all our markets.
In 2021, our NPS score grew to 27%, up 4 points compared to 2020, reaffirming our customer-centric strategy.
We implemented a new framework to evaluate customer satisfaction in Spain, which pursues excellence in our new products and services from the outset.
2.14.1. Vision
GRI 102-42, 103
In 2020, our mission to "make our world more human by connecting people's lives" became more relevant than ever before. Telefónica was aware of its responsibility to help alleviate the effects of the health, social and economic crisis triggered by COVID-19. In 2021, we continued to promote all measures to meet needs arising out of changes in people's lifestyles, both in their working and personal lives, always placing customers at the heart of our decisions and thereby making them our main priority.
During 2021, we continued to make progress in the measures we rolled out in 2020 as regards ethical and sustainability criteria involved in designing and developing our products and services.
Materiality
Our challenge has always been to meet our customers' expectations and build a relationship based on trust. Therefore, ensuring responsible behaviour towards customers is vitally important for us and our stakeholders: the materiality analysis highlights this as one of the most important aspects.
Over the course of this chapter, we explain how we addressed this challenge from different perspectives, in particular from the perspective of our customers' experience, which we measure through quality and reputation indicators, and from the perspective of our products and services, into which we incorporated the Responsible Design approach.
2.14.2. Governance
Our customers’ experience, the quality plans designed to improve it and customer satisfaction measurements are strategic issues for Telefónica and are reported on regularly to the Executive Committee.
The Board of Directors also has a specific Committee devoted to Sustainability and Quality, which meets 11 times a year to monitor in detail the main initiatives in this respect at both local and global level.
2.14.3. Responsibility to customers: our approach and performance
GRI 103
At Telefónica, we aim to build a long-term relationship of trust with our customers, whether the general public, SMEs or large businesses. That is why our priority is always to act towards our customers with integrity, transparency and simplicity in all areas of the Company.

Values of our Customer Promise
Integrity	Transparency	Simplicity
We fulfil our promises and acknowledge our mistakes	We proactively provide all relevant information	We offer products and services that are easy to use and we are clear and direct in our communications

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

The yardstick, for measuring how successful our management is in these areas, goes beyond fulfilling regulatory demands. We want to empathise with our customers and build a long-lasting relationship.
In 2021, many companies continued to promote home-working policies due to the COVID-19 crisis, demonstrating the great importance of our services to ensure business continuity for those companies which continued to operate remotely. Among the general public, having an Internet connection was essential for continuing to work, shop, study or communicate with family and friends.
In addition to the commercial initiatives put in place in 2020 to adapt to our customers' needs, we launched other measures in 2021:
•We increased accessibility for our customers to further facilitate their relationship with us, by adding a WhatsApp-based customer service channel and enabling customers to handle certain formalities by themselves via online channels (debt payments, arranging in-store appointments, etc.).
•We introduced the Customer Health Score (CHS), which pursues excellence in the products and services we provide our customers, from the initial product development stage right through to maintenance once they are on the market. This is a prerequisite for launches of new products and services.
•We enabled initiatives that reinforce transparency towards customers, such as clearer and simpler bills, alerts in the event of increased consumption and management of promotions prior to expiry. We accompanied these measures with a new policy of upholding any customer complaints about charges which could be due to involuntary use (such as roaming or additional charges). We also redefined all debt payment processes, making them more transparent, customer-friendly, flexible and digital.
•We demonstrated the commitment of our Company in crisis situations, in this case to those affected by the volcanic eruption on the island of La Palma, by offering unlimited data to our customers who had been evacuated or affected by breakdowns, halting the issuing of bills and/or collection notices, and doing away with equipment return penalties for customers requesting cancellations.

> Customer experience: quality indicators
All Telefónica Group operators conduct monthly satisfaction surveys of our customers to learn how our services are perceived. In these surveys, we ask about the quality of the network, the commercial offering, the customer service we provide through various channels, bills, mobile top-ups and prices, among other things. One of the indicators we extract from these surveys is the Net Promoter Score (NPS). This information shows us our customers' satisfaction levels with our products and services and whether our customers recommend us.
We have been monitoring and reporting our NPS as a recommendation indicator for our products and services since 2018 and we calculate the Group's global NPS based on the results obtained from each of our operators.
In 2020, the overall calculation was performed based on the results obtained from our four main operators (Spain, Germany, UK and Brazil); in 2021, however, following the approval of the joint venture deal between Telefónica United Kingdom and Virgin Media which was closed on 1 June, the Group calculation was performed based on the results obtained from Spain, Germany, Brazil and Hispam.
The 2021-2020 comparison, including this country-based adjustment, is as follows:

NPS Telefónica Group(1)
2020	2021
23	27
Note:
(1) Includes Spain, Germany, Brazil and Hispam (Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela).
(2) 2020 data recalculated for comparability purposes.

We closed 2021 with a result of 27%, up 4 points on the previous year's result and thus beating our annual target thanks to the positive performance in Brazil and more significantly in Spain, while Germany ended 2021 showing signs of recovery.
The quality of our network consolidated its position as a key asset with regard to the trust and satisfaction of our customers, due both to the improvements made and the performance of our network during the pandemic.
However, the pandemic had a negative impact on customer service results.

Telefónica outperforms its competitors in every country.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

When broken down by segment, the results for the year were still exceptional:

NPS Telefónica Group (by segment)(1)
	2020	2021
B2C	17	19
B2B	42	55
Note:
(1) Only includes the three main operators (Spain, Germany and Brazil).

We improved by 2 points in the B2C segment compared to the result for 2020, and by 13 points in the B2B segment. This result was thanks in part to the exceptional measures which we took taken during the pandemic which enabled continued connectivity.
> Reputation
At Telefónica, reputation is key to ensure consistency with our long-term vision. Measuring reputation allows us to see how society (customers and non customers) perceives our overall performance and helps us to understand their expectations. To do this, we focus on four key features: admiration; esteem; confidence, and; good impression (the RepTrak Pulse® model). This model also enables us to identify drivers and define specific, practical reputational plans adapted to each country. This indicator has also been part of the variable remuneration of our employees since 2019.
In 2021, the consolidated RepTrak Pulse® score consisted of the results from Germany, Brazil and Spain, obtaining 67 points out of 100, an improvement of almost 5 points on the previous year (recalculated 2020 data excluding the UK: 62.3). This increase was essentially due to how positively society rated connectivity in the wake of the pandemic and how, in particular, Telefonica was able to serve customers and society. The pandemic brought home the essential role that the sector has played in addressing economic and social recovery.
Following the merger in June, Virgin Media O2 was born and began to establish its own reputation. An overall score of 62.8 (Aug-Dec 2021), based on the standard 7-driver RepTrak model, was underpinned by strength in more rational drivers such as Leadership and Products and Services, aided by the successful launch of the Company's first joint proposition, Volt and the completion of the Gig1 broadband across the entire network.
O2 scored a RepTrack Pulse of 74 for the period previous to the merger (Jan-May). This result reflected continued strong performance in the key area of Customer Responsibility and Governance and Citizenship.
> Complaints
All our operators have teams that focus exclusively on bringing down the number of dissatisfied customers and reducing complaints, regardless of the channel through which they reach us. To do so, we implement measures such as those outlined below.
•We provide channels through which our customers can exercise their right to complain at any time, 24 hours a day, 365 days a year. The main channels are our call centres, online channels, social media, stores and postal mail.
•We report the evolution of the number of complaints and resolution times to the competent authority, as well as other information required about the quality of the service we provide, in accordance with the guidelines and parameters set by the regulatory body in each country.
The following table provides the details of our main operations, the corresponding regulatory bodies and the websites where you can find the information we provide:

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Regulatory bodies of the main countries in which we operate
Spain	Secretaria de Estado para el Avance Digital/CNMT	https://www.telefonica.es/es/acerca_de_telefonica/calidad/calidad-servicio
United Kingdom	Office of Communications (Ofcom)/Financial Conduct Authority (FCA)	https://www.o2.co.uk/how-to-complain/complaints-figures
Germany	Bundesnetzagentur	https://www.bundesnetzagentur.de/SharedDocs/Downloads/EN/BNetzA/PressSection/ReportsPublications/2020/AnnualReport19.pdf?__blob=publicationFile&v=1 (pag. 64-75)
Brazil	Agencia Nacional de Telecomunicaciones (Anatel)	https://apps.anatel.gov.br/AnatelConsumidor/DesempenhoPrestadorasHome.aspx
Argentina	Ente Nacional de Comunicaciones (ENACOM)	http://datosabiertos.enacom.gob.ar/dashboards/20003/denuncias-y-reclamos/
Chile	Servicio nacional del consumidor (SERNAC) y Subsecretaria de telecomunicaciones (SUBTEL)	https://www.sernac.cl/portal/619/w3-propertyvalue-20977.htmlhttps://www.subtel.gob.cl/estudios/indicadores-de-calidad-de-red-movil/

Colombia	Comisión de Regulación en Telecomunicaciones (CRC)	https://www.movistar.co/web/portal-col/atencion-cliente/proteccion-al-usuario/indicadores-de-gestion/noviembre-2020
Peru	Ministerio de Transportes, Comunicaciones, Vivienda y Construcción/Organismo Supervisor de Inversión Privada (OSIPTEL)	http://www.movistar.com.pe/indicadores-de-calidad
Ecuador	Agencia de Regulación y Control de las comunicaciones (ARCOTEL)	https://www.movistar.com.ec/documents/17502/201455/2020_Q2_SMA-O-QoS-5_Par%C3%A1metros_de_Calidad_General_Abr_-_Jun_2020.pdf
Venezuela	Comisión Nacional de Telecomunicaciones (CONATEL)	http://sais.conatel.gob.ve/otrs/
Mexico	Instituto Federal de Telecomunicaciones (IFT)	http://www.ift.org.mx/usuarios-y-audiencias/informes-estadisticos-soy-usuario http://www.ift.org.mx/sites/default/files/contenidogeneral/usuarios-y-audiencias/soyusuario3acc_0.pdf

We have also introduced a number of programmes to improve and encourage active listening to customers. They consist of analysing the behaviour patterns of customers who complain more than once and analysing the root cause of complaints, seeking at all times to improve our processes so as to offer the best service to our customers.
In Spain, during 2021, we worked on updating our system for collecting customer experience data in the General Public segment. This means gaining a better understanding of customer opinions, which is the first step towards being able to improve their experience. The initiative is part of a project to transform our relationship with our B2C customers for the better (Venecia). Although our system for measuring customer satisfaction was sound, the new programme (in which we are supported by a leading supplier from the Voice-of-the-Customer feedback sector) offers the following advantages:
•Distribution to the entire organisation of Voice-of-the-Customer (VoC) data, from senior management to those who interact with customers in the various channels and processes, not only following a numeric/quantitative evaluation approach but also having at our disposal all the customers' comments which help to change and improve, as well as making them available to the suppliers participating in providing the services.
•Integration of all the information into a single platform with different capacities for quantitative analysis through multiple variables that make it possible to take a deeper look at the root causes.
•Automatic analysis of customer sub-categories to gain a better understanding of our strong points, as well as opportunities for improvement, so as to guide our projects based on this information.
•Having feedback from O2 customers at our disposal, alongside that from Movistar, as a benchmark for improvement given that O2 received the highest ratings from its customers in the entire market.

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

In the same spirit of cultural change, we introduced a new scoring system to pursue excellence in the products and services we provide customers, from the initial product development stage right through to maintenance once they are on the market. This is what we call the Customer Health Score (CHS), as it aims for services to be 'healthy' for our customers. It interlinks with Responsible Design of products and services, aiming to develop services with a customer-oriented focus to achieve the least friction possible throughout their life cycle. We are setting ourselves the target, included in the ESG plan, that all our products and services achieve a Customer Health Score of over 90%. Our main B2C products have already been assessed and included in our Customer Health Score table, and initiatives have been rolled out for those whose score fell below 90%.

You can find more information about Responsible Design in chapter 2.9. Responsibility in our products and services
Our DNA Vivo programme, in Brazil, focusing on pursuing excellence in customer relations, was recognised in the 2021 Customer Centricity World Series Awards, given by the prestigious ARCET Global Institute, as one of the three best customer experience strategies. The programme has evolved as follows:
•DNA Thermometer: over 2,7 million customer responses collected and more than 2,700 employees at all levels of the organisation accessing them. We are able to extract new insights in a swift and easy manner through the DNA Thermometer, as well as through video surveys and a powerful, high-precision Text Analytics tool.
•DNA Solve: programme designed to close the loop. Over 700,000 detractors were contacted, with a success rate of 85% as regards change in perception.
•Culture: more than 4,000 employees received training in benchmarks and methodologies in order to implement over 360 customer-experience-oriented projects autonomously.
Both programmes (Spain and Brazil) use the same tool, Medallia, which has also been introduced in our operations in Germany and the UK. This means we have the same, overall, customer-experience measurement tool for our main markets, having positive repercussions on the sharing of best practices between our operations.
In Spain, the Service Quality report is published quarterly on the Telefónica website, as provided for in Order IET/1090/2014 of 16 June, regulating conditions relating to service quality in the provision of electronic communications according to the guidelines published by Spain's Secretariat of State for Digital Advancement (SEAD).
Following our review of communications with customers, we strengthened systems that deal with complaints, even launching an automated system to identify the root cause of claims in real time, based on big data and AI techniques. This will enable us to roll out projects that reduce complaints more dynamically in the short term.
> Customer Defence Service
Telefónica's Customer Defence Service has been running since 2006, reflecting the commitment to quality the Company upholds with regard to its customers. This service is the second-instance mechanism within the Company for handling complaints. It seeks not only to resolve any incidents with the Company, but also to ensure customers are heard at the level of its operational areas by identifying any points that impair the relationship between them. As a result of listening pro-actively and analysing the cases related to the complaints, the service identifies opportunities for improvement in the processes and actions of the business.
In 2021, some of the issues brought to the Company's attention centred on incidents related to cancellation of services and new offers associated with devices, entailing both confusion about the offers and problems arising from withdrawal rights.
Customers can escalate their complaints to the Customer Defence Service, as a higher authority for handling complaints, in the event they have not received a satisfactory answer from the front-line customer service area. The solutions delivered by the service are based on the criteria of fairness and impartiality, and are binding on the Company. It is independent from any operational areas of the business, in order to fulfil its objective of being an independent service.
With the aim of prioritising digitalisation and environmental sustainability, over the last few years the service has been encouraging customers to file complaints online, and in March 2021 it eliminated the option of filing complaints by post. Furthermore, in line with the goal of becoming even more customer friendly, customer authentication options for filing online complaints were increased by adding the option of registering complaints using scanned ID documents (user name and password for "Mi Movistar" app, plus electronic ID card). However, the option of handing in paper-based complaint documentation at the Company's headquarters remains open to elderly people and those lacking the appropriate resources, etc., who are unable to file complaints online.
In 2021, the Customer Defence Service recorded the filing of over 3,200 complaints. Of the complaints received, 69% were accepted for processing and 90% were favourable, either partially or totally. The percentage of customers who rated the usefulness of this service positively was 77%, highlighting its independence level in 76% of the cases.

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

MILESTONES
→ We reinforced transparency and increased accessibility in our channels, fulfilling our goal of social inclusion.
→ Our global NPS increased to 27%, up 4 points compared to 2020, driven significantly by Spain and Brazil.
→ We introduced the Customer Health Score (CHS) in Spain, which pursues excellence in our products and services.
→ The Vivo customer experience programme received an award in the Customer Centricity World Series Awards 2021.

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Consolidated management Report 2021
1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.15. Privacy and security

KEY POINTS
We protect our customers’ data with high standards of privacy and security, monitored at the highest levels of the Company.
We are transparent about how, why and when our customers’ data is collected, used, stored and disposed of, as well as how we protect it with a high level of security.
We empower our customers to have access to and control of their personal data.
2.15.1. Vision
GRI 103
Technology improves people's quality of life and generates wealth, provided that their privacy is respected and the highest level of security is guaranteed throughout the processing of their information and personal data.

We want our customers to feel confident about using our products and services and to be aware that we respect their rights at all times, offering them choices about the use of their personal information.

For this reason, we work on the privacy and security of our customers, to generate a relationship of trust with all those with whom we are linked, and we focus on the following pillars:

•Individuals must be able to manage and have control over their personal data. In this way, access to their data and to additional information on risks and benefits associated with their management is made possible.
•The principle of transparency is about making simple tools available to people that can substantiate this control over data and the appropriate technological development to generate maximum respect for privacy and information security.
•Data must be secure and the privacy of individuals must be preserved. This is the basis of our business and our primary consideration when designing our services and collaborating with third parties.
•We apply privacy and security from the design and active responsibility for our products and services so that data protection and security requirements are incorporated from their initial conception.
Each pillar stands for policies and processes that not only ensure compliance with growing regulation, but also increase transparency in how we manage data privacy and security.
2.15.2. Privacy
GRI 103
Telefónica respects the fundamental rights and freedoms of individuals, including the fundamental right to the protection of personal data. The Principles of Responsible Business and the Group’s code of ethics envisage the need to preserve this fundamental right and establish common guidelines of behaviour for all the companies that form part of the Company.
2.15.2.1. Governance
At Telefónica we have a governance model for the management of Personal Data Protection aimed at ensuring effective and efficient management of privacy and that the model is aligned with the Group’s strategy.

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

The person responsible for the Group’s personal data protection function is the global Data Protection Officer, who reports directly to the Board of Directors of Telefónica, S.A. through the Audit and Control Committee. To ensure compliance with this function, the different corporate areas meet twice yearly as part of the Governance Model Monitoring Committee, the Business Committee and through the Local Data Protection Officers.
In addition, the Sustainability and Quality Committee (a standing committee of the Board) is responsible for promoting and monitoring the implementation of Telefónica’s Global Responsible Business Plan, which includes specific targets in the area of privacy. The Board is informed monthly about the implementation of the Plan by the Department of Corporate Sustainability, which is run by the Office for Responsible Business and includes the heads of the global operational areas.
2.15.2.2. Policies
We drive and review different global and local policies, processes and procedures, as depicted in the chart below:

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Privacy regulations

Global Privacy Policy Corporate Rule Approved by the Board of Directors of Telefónica S.A. Telefónica S.A.	Regulation of the Governance Model on Personal Data Protection Corporate Rule Approved by the DPO Office Department at Telefónica S.A. Telefónica S.A.	Regulations Governing Enquiries from the Competent Authorities Corporate Rule Approved by the Ethics and Sustainability Department Telefónica S.A.

It establishes obligatory rules of common behaviour for all the Company’s entities, laying the foundations for an approved privacy culture based on the principles of legality, transparency, commitment to the rights of the data subjects, security and limitation of the retention period.	It establishes the strategic, organisational and operational, and management framework applicable to the different actions in the field of data protection.	It sets out the principles and minimum guidelines that must be referred to in the internal procedures of each of the Group's companies/Business Units/OB to comply with their duty to cooperate with the competent authorities as regards our customers’ data.
In addition, we have so-called ‘Operational Domains’, which are privacy procedures defined and implemented throughout the data lifecycle and which regulate, among other issues, the recording of processing, risk analysis and impact assessments, international transfers, personal data security breaches, third party management, internal audit plans, training and awareness, data subjects’ rights and data retention and deletion.
2.15.2.3. Risks and opportunities
Rapid technological progress and regulatory dynamics in the field of data protection pose significant challenges in adapting and responding to the evolving changes in the field of privacy. This entails the need to identify risks, assess and mitigate them and also to leverage opportunities related to Telefónica’s commitment to protecting the privacy of its stakeholders.
More information on this issue can be found in chapter 3.

More Information on chapter 3. Risks

2.15.2.4. Strategy and commitments
GRI 103
The privacy strategy is based on three pillars:
•Protection: protect our customers’ personal data through robust policies and processes.
•Transparency: be transparent about how and why we collect, use, store and delete our customers’ personal data.
•Empowerment: Empower our customers through simple and secure tools so that they can control the use of their personal data.
Our main lines of action are:
•Privacy by design.
•Digital privacy
•Transparency initiatives
•Client empowerment
•Consultation and complaint mechanisms

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Privacy by design
The principle of Privacy by design is one of the Telefónica Group’s essential, strategic pillars and is defined in our compulsory internal regulations.
The concept of Privacy by design implies the obligation of the whole organisation to establish, in the design of products and services, procedures that mainly take into account two aspects. Firstly, the implementation of privacy protection measures from a legal and security point of view in the early stages of any project. And secondly, that all business processes and practices involved in each activity or processing that may affect personal data are covered.
We have our own Privacy by design guidelines to define the set of rules, standards and legal and security processes that must be taken into account to comply with our Global Privacy Policy. All of this is to ensure that the rights and freedoms of the individuals who hold the personal data are guaranteed as from the initial definition of any processing project or activity.
These practical guidelines stand as reference documents for the Group’s professionals who are in charge of developing and implementing products and services, as well as for internal use cases that directly or indirectly involve the processing of personal data. Consequently, these may be likely to affect the right to privacy of individuals, whether they are customers, users, employees, etc.

In addition, product managers are supported by the privacy and security specialists in the area of each company and/or business unit of the Group, in order to ensure that all necessary legal and security requirements regarding privacy are taken into account from the very moment of design,
We use a risk management-oriented approach of proactive responsibility (critical and continuous self-analysis in the fulfilment of the obligations required by the regulations). The aim is to establish strategies that incorporate privacy throughout the entire data life cycle in the processing operations of each product or service: Collection and obtainment, Processing, Exercise of rights and Retention and deletion.
When defining or developing any product or service, the practical application of Privacy by design involves aspects such as the lawfulness and definition of the legitimising grounds for the processing; the guarantee that the data is secure and that the most appropriate security measures are being applied according to the potential risks; their transparency in the privacy clauses and policies in relation to the data subject; the minimisation of data in that it must be strictly necessary for the purposes of the processing, the commitment to the data subjects’ rights and the limitation of the period of retention, among others.
The Privacy by design process that was defined by the Telefónica Group’s Global Data Protection Office includes at least the following activities:

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Privacy by design process

Main process
Potentially high-risk processing?
Approval of the processing
New processing of personal data
Definition and design of the processing
Record of the processing
Need for impact assessment (PRE-PIA)
NO
YES
Basic Analysis of Risks
Proposal of basic controls
Implementation of basic controls
Start of processing of personal data
Does it mitigate the potential high risk?
Impact assessment process (PIA)
Carry out impact assessment (PIA)
Proposal of basic and additional controls
SI
YES
Implementation of basic controls
Implementation of additional controls
Objective criteria of the need for PIA
Catalogue of privacy risks
Catalogue of controls
Control application rules
Automation
Approval of the processing
Prior consultation process
Prior consultation with the control authority
Response from the control authority
Proposal of basic and additional controls

More information on responsible design can be found in chapter 2.9. Responsibility in our products and services
> Digital Privacy Framework
We digitalise the Privacy process from design through the Digital Privacy Framework, implemented in our systems and platforms where data processing takes place, such as the 4th platform.
This defines the framework for the global legal and privacy strategy with respect to the General Data Protection Regulation (GDPR) and the ePrivacy regulation on data processing platform products and systems.
In it we adapt our privacy guidelines to a technological reality by standardising and conceptualising the functional and technical requirements of the dynamics of privacy systems and implementing them automatically and digitally in processing.

This digitalisation is implemented by design and naturally enables us to build a transparent ecosystem, making it possible to build a dynamic and automatic privacy process between the customer and the systems that carry out the processing, in compliance with the GDPR.
The Digital Privacy Framework will be operational in 2022 in the most demanding jurisdictions in terms of anonymisation requirements, as well as the implementation in systems of capabilities to digitally manage privacy.
> Transparency initiatives
At Telefónica we make privacy more human and understandable by focusing our design principles on people or human-centred design. In this regard we are committed to putting transparency into practice by including it as one of the principles of the Global Privacy Policy and developing different initiatives to implement this principle:
Global Privacy Centre
This is a public reference point for our global privacy and security policy and processes. Our stakeholders can find all the information they need easily and in a simple format by means of visual and graphic resources. Available at www.telefonica.com.

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Operators’ Privacy and Security Centres
The aim of these centres is for both our customers and any stakeholders to be able to obtain information, in a simple, digital and understandable way, on the processing of personal data performed by the operators and other relevant information on privacy and security matters. For example, channels and means for exercising their rights, the security and confidentiality measures adopted to process their data, the privacy terms and conditions applicable to our products and services, transparency reports, our Artificial Intelligence principles, as well as the child security and protection issues that apply in each case in digital environments. They are currently available on all operators’ websites.
Telecommunications Transparency Report
We publish an annual report on the requests we receive from the competent authorities in the countries where we operate. This report includes information on the number of requests for: lawful interception, access to metadata associated with communications, blocking and restriction of content, and geographical and temporary suspension of service.
For any request we follow a strict procedure, which is laid down in the Regulation for requests from competent authorities. This guarantees to the same extent the fulfilment of our obligations in terms of collaboration with these authorities and the protection of the fundamental rights of the people affected, in accordance with our commitment to respect for human rights.

Go to chapter 2.8. Human Rights
In 2021, a total of 5,263,552 requests for customer information from competent authorities (lawful interception and access to metadata) were recorded. Of these applications, 39,313 were rejected, which was 99% of the requests dealt with. The number of accesses/customers affected is 7,065,651.
> Customer empowerment
As part of the principle of transparency, Telefónica provides customers with access to the data they generate during the use of our products and services, data that are collected in the so-called ‘Personal Data Space’ of the 4th platform and which are accessible through different channels such as the Transparency Centre in the Mi Movistar app.
The year 2020 saw the launch of the Transparency Centre in Spain, which offers access to their privacy preferences for all customers and the management of data collected in the ‘Personal Data Space’, which is currently available to a group of users through the ‘Mi Movistar’ application (in the Security and Privacy section of the User Profile).
In the Transparency Centre, through the Privacy Permissions section, customers can manage the legitimising grounds relating to the use of their data for certain purposes. The Access and Download section offers useful views of different types of data, with a user-friendly experience and compliance with privacy criteria. It also has the option to download a document with further details on the datasets.
The Transparency Centre experience has been designed to give users confidence, with clear language, explaining the purpose for which their data is processed and its nature within Telefónica.
The Transparency Centre represents the first steps towards fulfilling our promise to give our customers features for them to control and ensure the transparency of their data, albeit in accordance with applicable regulations on privacy. For example, in Europe this processing will be fully aligned with the General Data Protection Regulation (GDPR).
> Consultation and complaint mechanisms
Besides the mechanisms established in the privacy policies and centres, Telefónica has implemented other means of consultation and mediation to deal with any incidents in this area:
Responsible Business Channel
We have a public channel on our website where all our stakeholders can consult or complain about any aspect related to the Responsible Business Principles. In 2021, 9 communications on privacy and 2 on freedom of expression were processed or received a reply or, where applicable, a solution.
Voluntary mediation system with AUTOCONTROL
Operational since January 2018 to provide a swift response to complaints related to identity theft and the receipt of unsolicited advertising. The procedure was developed by the Asociación para la Autorregulación de la Comunicación Comercial (AUTOCONTROL) in collaboration with the Spanish Data Protection Agency (AEPD). It also involves the participation of Orange, Telefónica and Vodafone and is open to other entities. This information can be found in the Movistar Privacy Centre.
Fifty-three requests for mediation were processed in 2021.
Targets
•Update of the Group's Privacy Policy
•Development of Binding Corporate Rules (BCRs)
•The Transparency Centre will be available on all channels by 2022 in Spain.
•Update of privacy and security training plans for suppliers and employees

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.15.2.5. Progress in 2021
GRI 418-1
During 2021, we continued to update new local privacy and security centres located on the commercial websites of the Telefónica Group operators and we completed the total renovation of the Movistar Transparency Centre in Spain available on its website.
On the other hand, the Transparency Centre has been launched on television, through the Mi Movistar section of Movistar+, fulfilling the promise of giving control of their data to our customers through digital channels.
Proof of our progress in terms of privacy and freedom of expression is that in 2021 and for the second consecutive year, we were first among all telecommunications companies in the Ranking Digital Rights (RDR). This ranking assesses company commitments, policies and practices that affect freedom of expression and customer privacy, including governance and oversight mechanisms. In this edition, the methodology was revised, integrating indicators on targeted advertising and algorithmic decision-making systems.

MILESTONES
→ We updated and developed all local Transparency Centres.
→ First telco in the Digital Rights 2021 Ranking.
→ We made progress in the implementation of privacy digitalisation.
→ We digitalise business continuity management processes.

2.15.3. Security
The increase in the number and complexity of security threats, together with their diversification, leads to a constant application and management of security measures. For this reason, we believe that security should be managed within a cycle of continuous improvement, and understood as an integral concept encompassing physical and operational security, information security including cyber security, business continuity and fraud prevention.
The security strategy is based on a number of activities that reinforce the Company’s business operating processes and transformation initiatives. These activities form a security management system according to international reference frameworks and standards such as ISO 27001 and NIST.
2.15.3.1. Governance
To achieve effective protection of the Telefónica Group’s assets, including services and data, and to ensure the necessary resources and support, the Security Area has the backing of the company’s Management and reports to the highest level. The Security Area is indexed on a solid organisational structure starting from the Board of Directors through its Sustainability and Quality and Audit and Control Committees, to the security structures in the local operations, and extends to the safety structures in the local operations, as depicted in the graph below:

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Board of Directors
Audit and Control Committee
(Permanent Committee of the Board)
It supervises, among other things, specific issues relating to privacy, through reports regularly submitted by the Global Chief Security and Intelligence Officer.
Sustainability and Quality Committee
(Permanent Committee of the Board)
It supervises and reviews the Responsible Business Plan and analyses, drives and supervises the objectives, action plans and practices as regards Digital Trust, including issues such as Privacy, Security, Artificial Intelligence and Child Protection.
This officer is responsible for the Global Security and Intelligence Function at Telefónica and for establishing the global security strategy, leading the security-related regulatory framework, and guiding and governing global security initiatives.
Global Chief Security and Intelligence Officer
Security Monitoring Committees (with part of the Excom)
Global Security Committee
Security Advisory Council
Country Chief Security Officers
Local Security Subcommittees

The head of the Global Security and Intelligence area at Telefónica is the Global Director of Security and Intelligence and has been delegated the authority and responsibility by the Company’s Board of Directors to establish the global strategy for this area. He/she leads, guides and governs the policy framework and global initiatives in this area. He/she reports to the Board of Directors through the Audit Committee and the Sustainability and Quality Committee. The director proposes a local security manager in each Telefónica Group company.
From a governance and coordination point of view, the global security committee is established, chaired by the global director of Security and Intelligence, with the participation of the corporate heads of different areas of the Company (Compliance, Audit, Legal, Technology and Operations, People, Sustainability, etc.) and local security officers. There are also local and functional Security Sub-Committees chaired by the local Security Officers. They collaborate in the definition of strategic initiatives and global guidelines and implement them in each Telefónica Group company.

In addition, the Global Security and Intelligence Area promotes and drives the Global Digital Security Committee in which several members of the Company’s Executive Committee participate.
In addition, Telefónica has a Security Advisory Board made up of major figures from outside the Company, in the broad field of security and intelligence, with the aim of contributing best practices and their opinion on our strategy.
2.15.3.2. Policies
The security lifecycle aims to protect the company against potential damage, protecting people and property, and guaranteeing the confidentiality, integrity and availability of the Company’s information assets, including services and data. To achieve these objectives, we promote different safety policies and activities, forming a management system that is compatible with international reference frameworks and standards.
Policies and activities are reviewed and updated as a result of a continuous improvement cycle. Periodic findings and measurements, changes in context, and

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newly identified risks are taken into consideration, as reflected in the following scheme:

Security regulations
Governance Security Committees

Global Policy Global Security Policy Corporate Rule	Global Regulations Security Regulations Global Rule
Global Regulations

• Management of Incidents and Emergencies
• Analysis of Security Risks
• Business Continuity
• Security in Development Life Cycle
• Security in the IT Infrastructure
• Security in Network and Communications
• Cybersecurity
• Change Management
• Classification and Processing of Information
• Asset Management
• Access Control
• Physical Security
• People's Safety
• Prevention and Management of Fraud in Telecommunications• Supply Chain Security
• Security Governance

Updated and approved by the Telefónica Board in 2021, it complies with national and international standards and regulations on physical and digital security and lays down the guiding principles applicable to all the companies that make up the Group.	It develops the principles and general guidelines of the Global Security Policy and refers to several global regulations that establish the necessary controls and processes to guarantee security in each specific domain.
Based on the Regulations, the local procedures and documents are generated which contain the details of the actions to be performed to ensure compliance with controls and coherence with the Global Security Policy.

Security Activities
Monitoring and measuring. Audit and Control. Security Indicators.

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Our framework of security controls is formalized in official certifications such as ISO27000 and PCI-DSS, for those cases in which it is efficient or necessary in the processes of customer relations and regulatory compliance. In turn, we may require our IT service providers to have certified security management systems or ISAE 3402 or similar reports.
2.15.3.3. Risks and opportunities
Information technology is a relevant element of our business and is exposed to cybersecurity risks. For this reason, cybersecurity risk is included in the Company’s basic risk map, which defines guidelines to facilitate uniform reporting, alignment with business objectives and corporate risk tolerance criteria.

Go to chapter 3. Risks
2.15.3.4. Strategy and commitments
At Telefónica we understood as a comprehensive concept that aims to protect its assets, interests and strategic objectives, ensuring on the one hand its integrity and on the other removing potential threats that could damage its value, affect its confidentiality, reduce its effectiveness or alter its operation and availability.
Comprehensive security encompasses:
•physical and operational security (of people and assets)
•digital security
•business continuity
•fraud prevention
•any other relevant area or function aimed at corporate protection against potential damage or loss.
In turn, the concept of digital security integrates the aspects related to information security and cybersecurity, being applicable to the supports, systems and technologies and elements that make up the network.
The security provisions applicable to the Telefónica Group’s assets will also apply to its collaborating entities (suppliers, subcontractors, etc.). This applies when their activity affects those in the development of their business, being extrapolated to the entire supply chain and with special focus on those that manage Telefónica Group data.
The security activities performed by the different organisational structures, those responsible for assets and employees are governed by the principles of legality, efficiency, co-responsibility, cooperation and coordination, for whose promotion, management, control and improvement the appropriate mechanisms have been established.
The Company’s Global Strategic Security Plan, reviewed and approved by the global security committee on 30 September 2021, aims to integrate security policy into Telefónica’s strategy and identifies and prioritises the main lines of action.
> Digital security or Cybersecurity
Digital Security is a key element of our business. Its ultimate goal is to ensure our resilience, in other words, the ability to withstand and contain attacks so that our business is not affected at all or, if it is affected, the level is tolerable. This is applied in practice and in processes, tools and capabilities that aim to anticipate and prevent cybersecurity risks.
Given the current context of cybersecurity and Telefónica’s status as a digital operator, special focus is placed on the following aspects:
Cyber-intelligence and incident management
We have tools and capabilities for the entire cycle of potential incidents:
•Anticipation, before it can affect us.
•Prevention, ensuring the protection of both facilities and assets, as well as customer data and identity.
•Detection and response, through a network of 19 Incident Response Centres (CSIRTs) working in a coordinated manner, local and global level, to resume normal service as soon as possible and with the least possible impact.
Our approach to cyber-intelligence is based on a proactive approach, applying knowledge and technology to achieve the required levels of protection by quickly detecting breaches or attacks on assets. We also build the technical and human capabilities needed to respond effectively and quickly to any breach or incident in order to minimise attacks and their consequences.
We have a bug-bounty programme in place with selected industry experts to discover weaknesses.
We have a global network of Incident Response Centres (CSIRTs) that coordinate to understand and analyse the risks of potential cyber-threats, monitor the serious bugs in the most critical technological assets, establish relationships with other national and international CSIRTs/CERTs in the public and private sectors, detect potential security incidents that affect the Organisation’s technological assets and respond to and manage security incidents affecting the Organisation.
During 2021, 3 high-impact security incidents were managed. We consider high-impact incidents to be those that meet certain criteria at a global level (e.g. economic, legal, service or media impact). Of the total number of

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incidents, 1 incident involving Telefónica España affected customer data. We followed the transparency protocols, notifying the affected users and the Spanish Data Protection Agency of the incident. The incident management protocol was also followed in terms of detection, analysis and response, establishing the appropriate mitigation measures.
Lessons learned from incidents are a major part of feedback for security improvement projects in processes and technological capabilities and platforms.
The CSIRT Network CyberExercises are an initiative by the global CSIRT that offers an evaluation, training and coaching environment specially designed for incident response teams. It involves teams from Telefónica’s international CSIRT network.
We have a global public mailbox so that users can report bugs or threats that could affect Telefónica’s technological infrastructure. This mailbox can be found on the Telefónica Global and Operators’ websites in the Global Privacy Centre/Security section.
The Company has various insurance programmes and coverages in place that could mitigate the impact on the income statement and balance sheet of the materialisation of a large number of risks. In particular, there is cover for cyber-risks that could cause a loss of income, loss of customers, extra costs or recovery costs for digital assets, among others, and cover for Technological Errors and Omissions in the event of claims for damages to customers and third parties in general. The current global insurance limits range in value from €100 million to €500 million.
> Network security
Our approach to networks and communications is based on good knowledge of our assets and sites, as well as their characteristics and their importance for the business. Accordingly, the networks are properly planned and executed in keeping with applicable security requirements to minimise the risk of downtimes, unauthorised access or destruction.
Telefónica’s role as a telecommunications operator makes it essential to improve controls for the security of its own fixed and mobile communications networks and infrastructure and the associated service platforms (for example video, and Internet of Things). Accordingly, the aforementioned security processes are applied in an integral manner to manage the risks associated with attacks and the exploitation of bugs in networks and protocols. This involves significant internal activity with our main technological partners and international organisations (e.g. GSMA) to reduce potential impacts. Examples can be found in the work done on 4G/LTE, SS7, BGP and other critical enabling technologies.
It is also worth highlighting the importance of the evolution to 5G and the company’s position in actively contributing to making the new networks as safe as or even safer than their forerunners. The Company’s technological developments in this area, such as the evolution of our network virtualisation platform, UNICA NEXT, network splitting or new radio access technologies are considering security by design.
> Physical and operational security
At Telefónica, we make a continuous effort to improve our capabilities for the physical protection of infrastructures and assets. Among the programmes we develop, the following stand out:
•the interconnection of control centres to create a resilient network that reinforces the availability of infrastructures for surveillance and protection services;
•the management of travel security for Telefónica personnel, which substantially improves response time and the mechanisms for action in the event of any incident;
•the implementation of consistent digital procedures and tools for global security monitoring.
> Security by design
Security is considered from the earliest stages in all areas of activity to ensure that it is an integral part of the entire technology lifecycle. This approach is based on: i. the risk analysis and management process ii. the development of proprietary technologies iii. the focus on innovation and domestic technology iv. employee awareness and v. the security requirements demanded of our supply chain and is implemented in the following areas:
•Design of secure systems: security requirements are a consideration from the design phase of applications and systems, incorporating controls against known bugs and ensuring that there are no security weaknesses at source. This results in systems and applications that are more resistant to malicious attacks.
The management bodies receive consolidated monitoring and control information for analysis. The analysis is used to define the preventive actions to be included in the strategic plan, considering security by default and from the design phase; it also reviews the aspects required in the global security policy and regulatory framework to take into account the appropriate considerations.

Go to chapter on 2.9. Responsibility in our products and services

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> Supply chain security
At Telefónica we have safety requirements for our suppliers and we identify the risks associated with the provision of a service/product. During 2021, the implementation of the supply chain security initiative has continued to support and evolve.
This year, we have implemented and developed the 3PS+ tool, which allows us to digitalise the entire process of managing security aspects throughout the life cycle of suppliers. This application allows all information related to security aspects to be available throughout the entire purchasing process. Its main characteristics are as follows:

Supply chain security process

•Prior to contracting, the application allows the generation of security requirements for new procurement processes that can be interacted with. For example, generating and modelling security requirements, uploading the answers given by suppliers, obtaining objective assessments of the level of compliance, etc.
•During the provision of the service, there is the possibility to monitor the security aspects related to the service. To this end, the system generates alerts based on the start date of the service and the selected monitoring period. This allows the user to record relevant information that may pose a risk to Telefónica’s assets.
•On completing the service provision, it is possible to control how the provider’s output is executed, and mitigate or even avoid the most common security risks at service termination: failure to block physical and logical access, failure to check VPNs/ports/systems used for services, etc.
All Telefónica Group employees have access to this tool, which simplifies and facilitates the obtaining of security requirements and the knowledge and management of the risks involved in the provision of a service/product by a supplier.

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4. Annual corporate governance report
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> Business continuity and crisis management
The business continuity function integrates various activities and processes aimed at improving our resilience.
In the event of a crisis, the priorities are:
•Protect the integrity of people, ensuring the well-being of employees and collaborators.
•Provide the agreed services to our customers, with the agreed availability and quality.
•Protect and look after the interests of our shareholders and institutional investors.
•Comply with our regulatory and legal obligations.
•Protect and secure business from a sustainability point of view.
The business continuity function is included in the global security policy. The details are defined in the Global Business Continuity Regulation and in various documentation, both globally and locally, for each business unit.
To ensure its continued evolution and the support of the Company’s management, the Global Crisis Management Plan, which is in turn made up of the Global Crisis
Management Project and the Global Business Continuity Project, is part of the Strategic Plan of the Global Security and Intelligence Directorate.

Global Crisis Management Plan

Our strategy is evolving by strengthening the following aspects:
•Strategic vision: global threats require global action. Having a strategic vision of business continuity enables global decisions to be taken that result in greater resilience.
•Effectiveness in crisis management: having a proven crisis management model, common to the entire company, both in its definitions and in the execution of its procedures.
•Coordination and collaboration: the organisational model guarantees, aligns and promotes the homogeneous development of business continuity in the various business units.
•Standardisation of measurement: this allows us to measure, without bias, various indicators that show us the degree of maturity from the business continuity point of view, and the level of resilience of the Company. It also provides us with the necessary information to be able to establish medium and long-term objectives.
Each business unit has its own local business continuity office, and all local offices are aligned and coordinated through the global office. This is functionally located in the Global Security and Intelligence Directorate, which is part of the Company’s corporate area.
The Company has a crisis management plan consisting of a global crisis management project and a global business continuity project. This is based on international standards such as ISO 22301 for business continuity management and ISO 22320 for emergency management.

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For the execution of the crisis management plan, the processes of each of the areas are identified, detecting scenarios that could lead to their interruption; potential treatment plans are considered; the business continuity strategies to be applied are decided and, if necessary, business continuity plans are generated with the appropriate actions to be taken.
Several global and local exercises are conducted annually. Some are intended to test business continuity mechanisms and others simulate a crisis scenario, unless during this period there has been an opportunity to test effectiveness or identify opportunities for improvement due to real continuity or crisis management situations.
> Governance model
The strategic evolution of the Company’s business continuity function requires its own corporate governance. To this end, the Global Business Continuity Committee is responsible for making strategic decisions on aspects related to this area in the Telefónica Group. This body enables the definition of an overall strategy to take business continuity into account from design, as well as ensuring that the necessary resources are available and defining where efforts need to be focused.
Similarly, local business continuity committees are established as the bodies responsible for ensuring business continuity in each business unit. Their function is to guarantee the implementation of the strategic decisions taken at a global level and to transfer the needs, achievements and maturity indicators that allow a holistic view of business continuity in the Company.
The committees, whether at global or local level, prioritise and focus the resources of this function where they can generate the greatest impact and value for the Company, based on the following focal points:
•Strategic services
•Strategic projects
•Strategic suppliers
•Organisational aspects
The creation of the Global Business Continuity Office (GBCO), which coordinates the different Local Business Continuity Offices (LBCOs), is the result of the evolution of a model that was distributed among the different business units towards a global model.
The GBCO is also the vehicle that transfers the different strategic decisions defined by the global business continuity committee to the business units.
> Global business continuity programme
At Telefónica we have established a working methodology called the Global business continuity programme, aligned with the international standard ISO 22301, which is made up of the following phases:
1.Planning: a Statement of Work (SoW) detailing the scope of business continuity and an annual planning of activities.
2.Implementation and operation: deliverables aimed at establishing and documenting the business continuity mechanisms: a Business Impact Analysis (BIA) identifying the major processes and services, risk analysis, continuity plans, return to normality plans, etc.
3.Monitoring and evaluation: assesses the effectiveness of the business continuity arrangements in place by testing them in realistic and bounded scenarios. Indicators are available to assess the performance, maturity level and implementation of the overall business continuity project.
4.Maintenance and improvement: encompasses lessons learned and opportunities for improvement from Business Continuity testing, the actual execution of the business continuity management process and improvement initiatives arising from annual planning.
The LBCOs are responsible for ensuring and driving the proper implementation of the business continuity management process, which starts with the identification of processes/services. The process is shown in the following image:

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Business continuity management system

Proactive Phase
Reactive Phase
L1
Processes
Identification of processes and activities of each area
L2
Assets
Identification of assets that make it possible to carry out the previously identified processes
L3
Bias
They make it possible to identify the relevance of each process, analysing the evolution of the impact over time
L4
RA
Identification of scenarios (threat-asset), with the purpose of calculating the risk level the organisation is facing.
L5
Risk strategies
Decision-making over the strategies associated with each scenario (avoid, reduce, transfer and accept)
L6
Risk treatment plans
They make it possible to reduce the risk level associated with each established scenario.
L7
Business continuity plans
These define the steps, and the person responsible for these, to recover assets and processes in the event of a crisis, enabling a return to business as usual.

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> Business continuity maturity monitoring
In order to have a homogeneous measurement process of the correct execution of the management process by the LBCOs, the ‘degree of maturity’ has been defined.

Business continuity maturity model

This homogeneous maturity model, in terms of Business Continuity process management capabilities, allows the different units to define medium and long-term objectives. It also provides the Telefónica Group with a holistic and consolidated vision that accompanies its strategic decisions.
Over the past years, we have reached and maintained an ‘optimised’ maturity level. This means that we have established, tested and gained lessons learned on the defined business continuity mechanisms:
Evolution of the degree of maturity

> Crisis management
The Global Crisis Management Project includes all aspects related to the successful coordination and management by senior management of events that could have a major impact on the Company, and which have to be treated as a crisis.
This project in the Telefónica Group is structured in four layers:
1.The first layer defines and classifies, in a univocal and homogeneous manner, the crises, their typology and the general strategy for dealing with them.
2.The second layer defines, in a univocal and homogeneous manner, the roles, responsibilities, means and channels involved in crisis management as well as the relationship and responsibilities between crisis committees.
3.The third layer groups together the procedures, plans and documentation necessary for crisis management.
The fourth layer defines, on a global basis, the architecture of warning systems, secure communication and, in general, the aspects related to digitalization that support the activities of the different crisis committees.

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Layers of Crisis Management
Crisis •Definition •Classification (Local, Regional, Global) •Overall strategy
Crisis Committee •Chairman •Members and boards •Media and channels
Procedures •Crisis response procedures •Business continuity drills/plans •Communication plans
Architecture •Alert system •Secure communication system •Crisis committee support system

The global crisis management project provides additional and complementary mechanisms to business continuity, making it possible to manage incidents with a broad impact on the Company.
Three types of crises are described as part of the model:
•Local crisis: confined to one organisation or business unit in one country.
•Regional crisis: confined to several countries belonging to the same geographical region.
•Global crisis: confined to several companies or business units of the Telefónica Group in more than one country.
Depending on the type of crisis that is triggered, there are active protocols and means of alert, notification, management and coordination, which are known to all those involved in the overall crisis management project.
The main role in this management process is played by the members of the crisis committee, at global or local level. There is a differentiation between permanent members who participate in any activation, ad hoc members who participate depending on the typology of the crisis, and working or support tables for these members.

The Global Crisis Management Project enables us to:
•Accelerate the decision-making process.
•Enable a unified crisis management model.
•Centralise the receipt of information.
•Act as a unified tactical and decision-making figure.
•Decide how to act based on the crisis scenario faced, and building on the business continuity aspects worked on previously.
•Reliably transmit information about what has happened to customers, authorities, organisations or any other stakeholder.
Finally, it defines the obligation to conduct tests and simulations on different scenarios potentially harmful to the Company. This makes it possible to identify and improve the following aspects:
•Evaluate reactions to particular circumstances.
•Evaluate the preparation of documentation supporting crisis management activity.
•Evaluate coordination mechanisms.
•Prepare crisis committee members to act.
Targets
By 2022 we have set ourselves the following goals:
•Digitalisation of business continuity management processes.
•Digitalisation of the crisis management process.
2.15.3.5. Progress in 2021
Throughout 2021, security measures related to remote access and teleworking were further strengthened due to the situation caused by the evolution of COVID-19.
During the exceptional situation generated by the pandemic, the Business Continuity offices continued to identify the most relevant processes, both to ensure that they are sufficiently robust and to guarantee the resilience of the Company.
Both the crisis management process and the available resources were activated satisfactorily, maintaining the service levels agreed with customers at all times and adapting the network capacity to changes in demand. This scenario allowed the practical application of the global crisis management project in all Telefónica Group business units, strengthening the common management model, the standardisation of the architecture that supports this function, the digitalization of crisis alert processes, and the training and awareness of critical personnel.

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From 2020 and 2021, more than 90% of employees performed their duties in telework mode without any major incidents; more than 90 global crisis committees were held and drills were conducted at regional and global level. A very high level of coordination between the different areas and business units was demonstrated, a factor which, together with others, gives the Company a very high degree of maturity in relation to its ability to react to critical events.
During 2021, based on data on the evolution of the pandemic and vaccination in society, the Group developed new return to normality strategies, adapted to local circumstances, which progressively evolved. This allowed social interaction to be restored at the physical locations, ensuring the safety and health of our employees and customers.
Meanwhile, the Telefónica Group played a key role in society as a whole from the point of view of securing communications. This fact was recognised and valued by various entities and bodies in all the countries where the Company is present.
The events discussed in the crisis committee are detailed below:

Events discussed in the crisis committee
CHILE (LOCAL) January 2021
Description	Early Warning Fires Northern and Southern Chile
Type of crisis	Fires
Impact
In Chile, forest fires affect thousands of hectares of forest, causing many fires in the north and south of the country. It is necessary every year to carry out an exhaustive analysis and monitoring during the months of January and February as the spread of these can put at risk both our internal and external personnel and our internal and external plant and customer infrastructure.
There was no impact of any kind on people.
Possible impact on “internal and external plant” infrastructure affecting the operation.

Actions
Crisis committee activated on 15 January 2021
This Crisis involved a team of 18 collaborators, working for 3 days
The working groups to be activated were designated according to the crisis management plan, Fixed Members, ad-hoc members, one leader per working group: Network, People and Resources, Commercial, Operations and IT.
Information on respirator kits that are available in the area was sent to find out what is available.
Coordination was made with Security and RED to change the guard at El Belloto, in order to make it available as an emergency camp and send all the necessary kits with respirators and elements.
A call was made to the employees who are in the fire zones to check if they are all right. Through Fact24
Respirator kits have been sent and are available in the area
The measure of non-suspension of defaulting customers was applied. (Soft delinquency)
Due to the control of the spread of the fires affecting the north and south of the country, at the request of the commander on duty, the Early Warning is closed on 18 January 2021

BRAZIL (LOCAL) April 2021
Description	Unavailability of some sales and call centre systems and services due to IT network failure
Type of crisis	IT Network Failure
Impact	Operational impact for customer service in call centres and shops.
Actions
Crisis committee activated on 20 April 2021.
This committee is composed of a multidisciplinary team from the areas of Call Centre, ATC, IT, Regulator, Communication.
Systems were not available at the beginning of the activation.
Working groups were held to identify root causes and contingency activations in order to mitigate impacts.
With the activation of the contingencies, the systems were restored and the incident was closed.
Duration of the event (DD hh:mm): 00 03:11

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CHILE (LOCAL) April 2021
Description	Cyber-attack - REMEDY DB THEFT
Type of crisis	Cyber-attack
Impact
Significant dissemination in the media and social networks, which caused uncertainty and doubts on the part of Telefónica Empresas’ customers, in relation to the content of the information exposed and which the actor could possibly have (sensitive and internal customer data). Reputational damage due to possible exposure of sensitive and internal information of Telefónica Chile and its customers. Possible leakage of customer or employee data of Telefónica Chile.

Actions	Crisis committee activated on 22 April 2021
Working groups are activated (IT/Digital Security/Network/Business/Communications/Legal)
An action plan is defined with 29 points to be implemented, such as: Restriction of internet access to Remedy of Telefónica Chile, Change of password of user accounts in database applications and servers involved. Maintain active monitoring of social media and internet through the Cyberthreats platform. Work was carried out to generate communications to corporate customers to contain the impact and uncertainty that the news may have generated. An analysis was made of 1 million tickets and tickets with sensitive information from 87 customers were identified, all customers were contacted and the corresponding account and/or password changes were made preventively, there were no customers with complaints or escalations due to service disruption.
After the containment measures and action plans, the crisis committee was closed down on 29 April 2021 and three lines of action remain at the time of closure: two legal actions are ongoing. Any potential threat to the organisation is continually monitored. A comprehensive strengthening plan is defined, consisting of 40 initiatives to be worked on jointly by Telefónica Tech Chile, Digital Security Chile and the Telefónica Chile Business Department.

BRAZIL (LOCAL) May 2021
Description	Unavailability of storage infrastructure resulting in unavailability of several applications
Type of crisis	Storage infrastructure
Impact	Operational impact on services to customers, field technicians and shops.
Actions
Crisis committee activated on 17 May 2021.
This committee is made up of a multidisciplinary team from the areas of Call Centre, Technical Customer Service (ATC), IT,
Regulator, Communication, field team, digital channels, legal, financial, etc.
Root cause identification workshops were held, a physical failure was identified, corrected and systemic applications were re-established.
Duration of the event (DD hh:mm): 00 03:50

TGS (LOCAL) 22 June 2021
Description	Impact on Services due to an Earthquake of 6.0 at 33 km SW of Mala, Cañete - Lima
Type of crisis	Earthquake
Impact
This earthquake had an impact on the following services:
Fixed internet:
• 2 DSLAM affected
• 17 HFC connection boxes affecting 3,700 customers
Mobile services:
• 2G, 3G and 4G service outages
Other impacts
• Traffic degradation CMTS MALA
• Huanuco-Cañete radio link down
• Media Networks reports a misaligned TV antenna.
Concerning the quality of services
• It is verified that VoLTE performance is being normalised, currently at approx. 86%.
• Performance degradation at power plants.
There was no reputational or regulatory impact.
There was no impact of any kind on people.

Actions
Crisis committee activated on 22 June 2021.
The crisis committee evaluates the corrective actions and defines activities to be carried out by IP Networks,
Fixed and Mobile, Engineering, NOC, Physical Security, Media Networks and Communications.
The crisis committee authorises the publication of informative notes through the authorised channels.
Technical teams carry out service recovery work by switching, repairing and reconfiguring services.
The disruption lasted 4 hours and 37 minutes, after which the crisis committee declared the crisis to be over.

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BRAZIL (LOCAL) September 2021
Description	Unavailability of the Attention platform
Type of crisis	Failure on the service platform
Impact	Partial impact on operations: Field service and call centre.
Actions
Crisis committee activated on 20 September 2021.
This committee is made up of a multidisciplinary team from the areas of call centre, ATC, IT, Regulatory, Communication, field team, digital channels, legal, finance etc.
Communication guidelines were defined during the committee.
Working group discussions were held to restore the platform and normalise services.
Duration of the event (DD hh:mm): 00 03:18

TGS (LOCAL) 25 June 2021
Description	Due to the migration process from TGS to O365’s Hybrid Identity model, because of a human error, Office 365 was unavailable on 25 November
Type of crisis	Failure in the service platform
Impact
This incident has a local impact on the entire Telefónica Global Solutions company. At
5:15 p.m. the unavailability of Microsoft Office 365 is detected, with no access to any
O365 service. 1,114 users were affected.

Actions	Following the activation of the crisis management process, the affected assets and users are reviewed. Communication made to those affected. A problem is identified in the AD Connect connector. A solution is applied systematically to the affected environment, bringing the incident to an end.

MILESTONES
→ Implementation and improvement of the security management process throughout the entire life cycle of the providers.
→ Review and reinforcement of security measures related to remote access and teleworking.
2.15.4. Cross-cutting Privacy and Security Issues
2.15.4.1. Internal Control
In order to address and comply with the legal provisions of the countries related to local data protection and privacy laws and regulations, within the 2021 Annual Plan, a total of 11 specific audits were conducted to verify compliance, as well as the identification of best practices in data protection issues.
The most relevant aspect in European operators, which are affected by the new data protection legislation (GDPR), has been to review the implementation of the Governance Model, as well as the data processing corresponding to year 1 of the GDPR audit cycle. In the rest of the countries affected by local data protection laws, the most important aspects reviewed were: verification of the application of security measures in the processing of personal data, verification that the integrity and quality of the information is ensured, and verification that the consent of users has been obtained for the processing of their personal data.
The Annual Plan has also promoted auditing work related to cybersecurity and security in Networks and Systems, with the aim of validating mainly the security of remote access to the infrastructure and its security configuration (bastioning), as well as the resistance of the technological perimeter to incidents due to the exploitation of vulnerabilities. Another objective, related to the infrastructure configuration, is to review the stored information to ensure that it is sufficiently secured in terms of access permissions and profiles to prevent tampering or unauthorised deletion.
During 2021, 55 tasks of this nature were carried out.
2.15.4.2. Training and awareness-raising
During 2021, 67,880 attendees completed training on privacy, data protection, security and cybersecurity. A total of 81,460 hours of training were provided.
In addition, we have been reinforcing communication and awareness-raising programmes on different channels to ensure that messages reach all corporate levels and locations.

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.15.4.3. Stakeholder relations
Telefónica actively participates in various international organisations and forums, most of which are multi-stakeholder bodies. In 2021 the following were notable:
Internet Governance Forum (IGF)
We are members of the Multi-stakeholder Advisory Group (MAG) and have continued to advise the Secretary General on the development of the Forum’s agenda and meeting schedule.
In 2021 we participated in the 16th edition of the IGF, organised by the United Nations and hosted by the Government of Poland, under the theme ‘United Internet’. Inclusion and Human Rights as well as universal access and relevant connectivity have been addressed as main areas of focus.
We were particularly active in the sessions on Governance in AI: automated and human-centred decision-making and in the debate on ‘Breaking down barriers to connectivity’.
Internet Governance Forum in Spain:
In 2021 we participated in the organisation of the Spanish edition of the IGF. This year, under the slogan ‘Internet unites us. The network as an engine of transformation, recovery and sustainability’, different issues were addressed such as European regulation of platforms, trust in the digital ecosystem, environmental sustainability and climate change.
Global Network Initiative (GNI)
We have participated in this multi-stakeholder organisation since 2017 to advance the protection and promotion of freedom of expression and privacy. To this end, joint strategies and positions are agreed on topical issues related to content moderation, intermediary liability, network shutdowns or jurisdictional tensions.
During 2021 we participated in initiatives related to COVID-19’s impact on privacy and freedom of expression, such as the Latin America research report. Meetings and positioning related to current issues have also taken place in different countries around the world, from Canada to Pakistan or the European Union.
Council of Europe
We have been a member of the partnership between digital companies, operators, industry organisations and the Council of Europe since its inception in 2017 to cooperate on the development of recommendations and proposals related to technology and Human Rights in democracy and the rule of law.
During 2021, Telefónica actively participated in the work and events on artificial intelligence, particularly in the Ad hoc Committee on Artificial Intelligence (CAHAI), where a proposal for a mandatory legal framework on artificial intelligence based on the standards of the Council of
Europe in the field of human rights, democracy and the rule of law has been drafted.
Internet & Jurisdiction
We cooperate with this multi-stakeholder organisation, which focuses on the tensions posed by the cross-border and global nature of the Internet and national jurisdictions. This organisation facilitates a structured dialogue between academics, representatives of the public and private sector as well as civil society to improve transnational cooperation by developing interoperable legal models.
During 2021 we contributed to the report on data sovereignty, ‘We need to talk about data’.
Cybersecurity Tech Accord
Telefónica is a founding member of this private sector initiative. It is a joint effort of more than 160 companies from around the world whose main objective is to protect Internet users against the growing evolution of cyberthreats. Consumer awareness and ‘cyber hygiene’ are two of the tasks on which the organisation focuses its efforts. The Tech Accord is unique in its aim to accelerate the implementation and improvement of cyber security globally, through the participation of businesses, governments and individuals.
The Cybersecurity Tech Accord was an early supporter of the Paris Call for Trust and Security in the Cyberspace, a forum launched in 2018 by French President Emmanuel Macron, which was a major call for businesses, governments and citizens to stand together in the face of new threats to citizens and infrastructure. Since then, its supporters have grown to include more than 1,000 entities, 79 of which are governmental organisations.
OECD
We are a member of ‘Business at the OECD, as Deputy Chair of the Digital Economy Committee.
During 2021 we continued to collaborate with the Artificial Intelligence Group of Experts (AIGO), on blockchain, and on the review of broadband recommendations published in 2021. We have also participated in other projects such as the report on Government Access to Personal Data of Private Companies, or others such as those related to the future of telecommunications networks, regulators and spectrum management.
EU Expert Group on B2G Data Sharing
We participate in the European Commission’s expert group on Business-to-Government (B2G) data sharing.
The European AI Alliance
Our Chief AI & Data Strategist is a member of the European Commission’s European AI Alliance, a platform for open discussion on artificial intelligence issues and their impact.
Centre for Information Policy Leadership (CIPL)

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

We are part of the CIPL organisation, an international think tank based in Washington D.C., Brussels and London that works with industry leaders, regulators and policy makers to develop global solutions and best practices in the field of privacy and responsible use of data in the new digital environment.

2.15.4.4. Main indicators
GRI 418-1

Summary of key indicators on Privacy and Security
	2020	2021
Number of attendees on training courses in data protection and cybersecurity	80,222	67,880
No. of hours of training in Data Protection and Cybersecurity	105,700	81,460
Number of open procedures by data protection issues	61	68
Number of fines for data protection issues	15	24
Sum of fines (euros) for Data Protection issues	328,594	436,714
Number of confirmed fines for data protection issues as a result of a security breach or incident (physical or cybersecurity) affecting personal data of customers, employees or others.	0	0
Number of enquiries/complaints on Data Protection/Privacy issues in the Responsible Business Channel	15	9
Number of queries/complaints on Freedom of Expression issues through the Responsible Business Channel	0	2
Number of internal audits in data protection and cybersecurity	75	66
Total number of relevant Information Security / Cybersecurity incidents classified as serious	1	3
Number of Severe Security Breaches with impact on customers	0	1
Number of customers affected by data breaches	0	157,217

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.16. Responsible supply chain management

KEY POINTS
We require 100% of our suppliers to operate with stringent sustainability standards similar to our own.
We engage with our key suppliers on specific topics (scope 3 emissions, occupational health and safety standards, etc.) in order to join forces to achieve our targets.
We collaborate with other telcos in industry initiatives to enhance our positive impact in the sustainable transformation of the ICT supply chain as a whole.
2.16.1. Vision
GRI 103, 102-9, 308-1, 414-1
Telefónica has set ambitious sustainability targets, whether in relation to reducing CO2 emissions, promoting decent working conditions or designing sustainable digital solutions. In order to meet them, we cooperate closely with our suppliers on these issues. That is why we see them as partners in our common journey towards a more sustainable economy.
To build trusting relationships with our suppliers, we have developed robust policies and processes with a dual purpose. Firstly, to jointly identify potential sustainability risks common to our supply chain in order to address them effectively. Secondly, to collaborate proactively on key issues (e.g. CO2 emissions) to turn the ICT supply chain into a driver of sustainability. This dual approach is designed to ensure that we can offer our customers products and services that not only have a positive impact on society and the planet, but which have also been developed in a responsible manner.
2.16.2. Governance
GRI 103
Sustainable Supply Chain Management is part of the Responsible Business Plan, which is led by the Board of Directors. The Sustainability and Quality Committee of the Board of Directors supervises its implementation and monitors its goals.

2.16.3. Policies
GRI 103, 102-9, 308-1, 414-1
Our key policies and standards related to responsible supply chain management are:
•Supply Chain Sustainability Policy.
•General conditions for the supply of goods and services.
•Low Carbon Procurement Instruction.
•Human Rights Policy.
•Global Privacy Policy.
•Global Security Policy.
•Occupational Health, Safety and Well-being Regulation.
•Global Environmental Policy.
2.16.4. Risks and opportunities
GRI 103, 102-9, 407-1, 408-1, 409-1
The main sustainability risks in our supply chain are labour conditions, environmental impacts and data privacy and security. Failure to adequately address these risks can result in negative impacts not only for society and the planet, but also in terms of business disruption along our supply chain. In other words, if supply chains are sustainable, the various risk types can be better identified and therefore disruptions due to pandemics, natural disasters and other geopolitical events are more likely to be avoided.

Go to chapter 1.4 Materiality

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Our approach is to turn these risks into opportunities by working closely with our suppliers. In doing so, we can create efficiencies and, for example, reduce the costs of materials, energy and transport. We can also increase labour productivity by ensuring decent working conditions in our supply chain. Finally, we can innovate together in the face of changing markets and meet the growing demand for sustainable solutions in the transition to a more sustainable economy.
2.16.5. Strategy and commitments
GRI 103, 102-9, 407-1, 408-1, 409-1
Telefónica’s purchasing strategy is based mainly on:
•Global management by Telefónica Global Services, an organisation comprising a team of buyers specialised by product/service category. This team leads the negotiations of products and services that require more technical knowledge and are more critical for the business, with a high knowledge of the market and a focus on capturing synergies.

Coordination with the operators is articulated through the local procurement teams in each country, making it possible to anticipate demand and supervise the execution of contracts and supplier performance.
•Internal efficiency through the optimisation of procurement processes and systems, and thus from process simplification initiatives and evolution of support systems.
This is complemented by a commitment to innovation and sustainability present throughout the entire process of our relationship with our suppliers and developed through our sustainable management model, which is based on generating a positive impact, favouring economic and social development based on digitalisation.
As part of our management model, we pay special attention to issues associated with the supply chain that have a high social and environmental impact and which are significant for both the sector and the company’s strategy, and in particular:

Our commitments according to the key sustainability aspects in our supply chain
Aspect	Our commitments	More information on how we manage this at:
Eradication of child/forced labour
We contribute to their eradication through specific projects focused on the protection of the human rights of minors (e.g. on-site audits of high-risk suppliers).
We address local reporting and transparency requirements in this area, such as the Modern Slavery Statement published annually in the UK.

2.16.5.1. Risk management, 2.16.6.1. Risk management in 2021, 2.16.6.2. Engagement in 2021 and 2.8. Human Rights
Working conditions	We promote decent working conditions among our suppliers, especially in labour-intensive services (contractors and subcontractors).	2.16.5.1. Risk management 2.16.6.1. Risk management in 2021 and 2.16.6.2. Engagement in 2021
Occupational health and safety	We encourage best practices in health and safety with our suppliers to achieve #zerofatalities..	2.16.6.1. Risk management in 2021 and 2.16.6.2. Engagement in 2021
Conflict minerals	We work to strengthen controls on the use of such minerals across our entire value chain.	2.16.6.2. Engagement in 2021
Waste management	We work together with our suppliers in the digitalisation of our waste management to improve traceability and to leverage the opportunities offered by the circular economy.	2.3. Circular economy
CO2 emissions - scope 3	We work on managing emissions in our supply chain both globally and locally.	2.16.6.2. Engagement in 2021 and 2.2 Energy and climate change
Data privacy and security	We work with our suppliers, focusing particularly on those who have access to our customers’ data, to ensure compliance with applicable regulations and security requirements.	2.15. Privacy and security

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

In doing so, we continue to rely on a company-wide common procurement model. This model is aligned with our Responsible Business Principles and is based on transparency, equal opportunities, objective decision-making and sustainable management of our supply chain.
Our suppliers have all the information available on our Supplier Portal.
In accordance with international standards such as ISO 20400 and the OECD Due Diligence Guidance for Responsible Business Conduct, we base our sustainable management model on risk mitigation and trusting relationships with our suppliers.
Our approach is based on two pillars:
•Risk management
•Engagement with suppliers

2.16.5.1. Risk management
GRI 103, 102-9, 102-29, 308-1, 308-2, 407-1, 408-1, 409-1, 414-1, 414-2
> Step 1. Minimum standards required
We require 100% of our suppliers to conduct their activities while applying ethical standards similar to ours. This ensures respect for core human rights and labour rights, as well as the protection of the environment.
Therefore, all Telefónica suppliers must accept the following when they register and/or renew the following on the Supplier Portal:
•Supply Chain Sustainability Policy.
•General conditions for the supply of goods and services.
•Anti-corruption policy (certified).
Prior acceptance of these minimum conditions means that successful suppliers are evaluated in relation to the social and environmental impacts set out in our regulations.

SUMMARY OF OUR MINIMUM RESPONSIBLE BUSINESS CRITERIA
•Zero corruption and conflicts of interest.
•Respect for human rights.
•Zero child labour.
•Fair treatment of employees.
•Freedom of association.
•Zero tolerance of forced labour.
•Diversity, gender equality and non-discrimination.
•Zero tolerance for violence and harassment at work.
•Health and safety.
•Minimum environmental impact.
•Waste management.
•Reduction of single-use plastics.
•Management and reduction of hazardous substances.
•Fewer emissions.
•Eco-efficiency.
•Responsible sourcing of minerals.
•Privacy, confidentiality of information, freedom of expression and artificial intelligence.
•Management of the supply chain.

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

> Step 2. Identification of high-risk suppliers
We focus on our main suppliers according to their level of risk and impact on our business, given the volume of purchases awarded.
In accordance with our risk analysis methodology, we undertake the following process to analyse the overall sustainability risk of our individual suppliers:
First criterion: An initial assessment of the possible risk level given the products/services supplied to us and based on the following specific sustainability aspects in our supply chain, as set out in our Minimum Responsible Business Criteria: labour conditions, health and safety, environmental, human rights (child/forced labour), conflict minerals, privacy and data protection and customer promise.
Second criterion: An analysis of the potential risk is then performed taking into account the origin of the service or product (and its components). In this analysis, we have also incorporated the impact of potential risks associated with the current pandemic by country of origin.
Third criterion: Finally, we assess the potential reputational impact on Telefónica, should the risks analysed materialise.
This three-step analysis allows us to identify potential high risk suppliers in our supplier base from a sustainability perspective.
> Step 3. Evaluation of our high risk suppliers’ performance
We check the possible risks associated with our potential high-risk suppliers identified in the aforementioned analysis. Our buyers in the different countries consult two online tools on the purchasing platform:
EcoVadis
We conduct a 360° evaluation of our main high-risk suppliers based on 21 sustainability criteria that cover ethical, social, environmental and supply chain management aspects, including conflict minerals.

Performance-based actions
Performance Sustainability	Action
LEADING	•Collaborate with the supplier to identify possible improvements or sharing of best practices.
ADVANCED
MODERATE
PARTIAL	•Request a commitment from the supplier to implement an improvement plan in the coming year, with the aim of exceeding 44 points.
INSUFFICIENT	•Preventive blocking of the supplier in the purchasing system. •Report and agree an improvement plan with supplier.
Dow Jones Risk & Compliance Service
We check our supplier database against Factiva, the database drawn up by Dow Jones Risk & Compliance. This check is carried out in both the supplier registration process and annual renewal. Thanks to this tool, we can identify possible risks related to ethical behaviour and corruption, thus reinforcing processes already in place for compliance with our Anti-Corruption Policy.

We identify the potential ethical and corruption risks of 100% of our suppliers when they register on our procurement platform.

If a supplier does not reach the required level ―in EcoVadis or in the Dow Jones Risk & Compliance service― or is unable to provide the information requested, we require their commitment to implementing improvement plans to ensure compliance with our standards.
In extreme cases, when this is not feasible, all additional business with the supplier is blocked until they prove they have corrected the situation, as stated in the terms and conditions signed by both parties.
> Step 4. Audits of high-risk suppliers
The performance assessments are complemented by our annual audit plan to verify compliance with the critical aspects identified according to (i) type of supplier, (ii) service and product provided, and (iii) the risks of each region or country.
The audits include improvement plans agreed with 100% of the suppliers who do not comply with any of the aspects that may have a negative social or environmental impact.

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.16.5.2. Engagement with suppliers
GRI 102-9
We strive to understand the relevance of material issues for our suppliers, as well as their perception of Telefónica’s performance in relation thereto.

Go to chapter 1.4 Materiality
Telefónica is firmly committed to an open and collaborative relationship with its suppliers. Our commitment to them is based on establishing relations that enable us to have a joint positive impact on our surroundings through close collaboration and the sharing of good practices, fostered through different initiatives and meetings with our suppliers.
One example is the management of our third-party collaborating companies through the Allies Programme. This way of forming relationships has allowed us to foster a culture of sustainability, raising awareness among suppliers about compliance with our standards, while at the same time we jointly establish mechanisms for early detection and prevention of possible risks in our contractors and subcontractors (most of them in direct contact with our customers).
Targets
• 100% of high-risk suppliers assessed in EcoVadis before 2024.
•Promote audits of Tier 2, 3, etc. suppliers in ICT supply chain through cooperation with direct suppliers within the JAC sector initiative.
•Promote participation of SMEs in specific procurement processes in order to strengthen our positive impact on local economies.
•Improve due diligence by our suppliers through a proactive engagement with them to avoid the indirect sourcing of minerals from conflict zones and/or mines with risk of human rights violations.
•Reduce CO2 emissions in our value chain (Scope 3) by 39% in 2025 compared to 2016, and achieve net zero emissions in 2040.

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.16.6. Progress in 2021
GRI 103, 204-1
As explained above, our approach is based on the following two complementary pillars: Risk management and supplier engagement. What did we do in 2021?
2.16.6.1. Risk management in 2021
GRI 103, 102-9, 102-29, 308-1, 308-2, 403-7, 407-1, 408-1, 409-1, 414-1, 414-2
In 2021, 100% of our suppliers accepted the minimum standards set out in our Supply Chain Sustainability Policy (step 1).
Based on our global risk analysis of suppliers awarded in 2021, we identified 810 suppliers that provide us with products or services classified as potentially high risk from a sustainability perspective. In 2021, we implemented an adjustment to the analysis methodology in order to focus on those suppliers with a significant impact on the business as well as on the Company’s strategy (step 2).
Of these identified suppliers, 71% have been externally evaluated on sustainability aspects through EcoVadis (including those that are in process, pending analysis of the information provided).
Over the past year, the participation of our SME suppliers in the performance evaluation process through EcoVadis needs to be highlighted. The platform features questionnaires adapted according to the activity and size of the organisation assessed, as well as sharing of good practices and improvement plans that also help us to promote sustainability among smaller companies.

Key indicators of our evaluations
•65 suppliers (business groups) with corrective action plans, totalling 885 actions (61% of them completed by the date of publication of this report).
•84% have anti-corruption and anti-bribery policies.
•65% have a Sustainable Procurement Policy.
•72% have ISO 14001 certification for environmental management.
•61% report their energy use and GHG emissions.
According to information available at the close of this report, 9 suppliers were blocked in our database for reasons of lack of compliance with ethical or sustainability aspects (i.e. 100% of the suppliers identified as non-compliant - be it for social or environmental reasons - that have not yet remedied the situation or shown their commitment to implementing improvement plans to ensure compliance with our standards) (step 3).
In addition, we complement the risk management of our suppliers with audits that allow us to verify their level of compliance with the different sustainability aspects that we require of them, including respect for human rights.
In 2021 we conducted 17,960 administrative or on-site audits. Given the results obtained in these audits, at the end of the year we had 610 suppliers with improvement plans (7% of those awarded) — (step 4).
See breakdown of audits by theme in the table below.

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3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Details of the Annual Audit Plan
Audited risk aspects
Supplier type	Region/country	Audits and improvement plans	Ethical	Working conditions	Health and Safety	Supply chain management	Human rights(child/forced labour)	Conflict minerals	Environment	Security, privacy and DP
ALLIES PROGRAMME Labour-intensive collaborator companies.	5 countries in Latin America(1) and Spain	LOCAL • 7,069 administrative audits. • 10,190 on-site audits. • 256 suppliers with improvement plans.		√	√		√
	Brazil, Colombia and Spain	CORPORATE • 31 on-site audits. • 26 suppliers with improvement plans.	√	√	√	√	√		√	√
JAC INITIATIVE Manufacturing centres in the ICT sector.	14 countries in Asia, Latin America and Eastern Europe	• 60 on-site audits: 62% on TIER 2 or 3 suppliers. • 50 suppliers with improvement plans.	√	√	√	√	√	√	√
OTHER LOCAL AUDITS(2) Due to risks associated with the product or service.	Brazil and the United Kingdom	• 170 administrative audits. • 135 suppliers with improvement plans.							√
	Brazil, Colombia, Ecuador and Mexico	• 17 on-site audits. • 4 suppliers with improvement plans.
	Brazil, Ecuador, UK and Germany	• 312 on-site audits. • 60 suppliers with improvement plans.			√
	Argentina, Brazil, UK and Germany	• 107 on-site audits. • 77 suppliers with improvement plans.								√
	United Kingdom	• 2 on-site audits.		√
		• 2 on-site audits. • 2 suppliers with improvement plans.	√	√	√	√	√		√
			Social						Environmental
Total audits per aspect			17,666						280
Suppliers with improvement plans			394						217
(1) Argentina, Brazil, Chile, Colombia and Venezuela.
(2) Includes only audits carried out by the United Kingdom from 1 January 2021 to 31 May 2021.
The decision on how to conduct on-site audits has always been subject to compliance with local mobility restrictions by COVID-19 and to ensuring at all times the health of the people involved in the process.

> Details of JAC audits (product manufacturers)
In total, 402 corrective action plans were developed as a result of the 71 audits carried out by the Joint Audit Cooperation (JAC) sector initiative in 2021 (60 of the audits were at Telefónica suppliers). The following graph shows the breakdown of these plans by topic.

Corrective action plans in 2021

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5. Annual report on remuneration of the directors
6. Other information

The following table provides additional information on the four audited aspects with the most corrective action plans raised in this audit campaign.

Aspect	Non-compliance	Corrective actions	Status at year-end 2021
Health and safety	Some emergency exits not properly functioning/ installed.	Emergency exits can now be passed appropriately (i.e. doorways open outwards, that is, away from the room).	Closed
	No proper personal protective equipment used where required to control safety hazards and worker exposure.	Training to workers on proper use of personal protective equipment as well as supervision mechanism installed so that workers use them where required.	Closed
Working hours	Workers' overtime hours exceeded local legal requirements and their weekly working hours exceeded 60 hours.	Workers' overtime hours now in compliance due to corrective actions taken (reasonable production plan and work plan, signing of overtime hours by managers).	Closed
	Workers not ensured with one day off after six consecutive working days.	Workers now ensured one day off after six consecutive working days (better monitoring by managers, reasonable production plan and work plan).	Closed
Environment	No identification of opportunities/ measures to reduce greenhouse gas emissions and setting of corresponding reduction targets.	Development of energy savings plan with concrete measures and emissions targets.	Closed
	No systematic approach implemented to prevent pollution of stormwater runoff and illegal discharges and spills into the storm sewer.	Implementation of a management system for stormwater and wastewater discharge and daily maintenance.	Closed
Wages and Compensation	No regular review of workers’ wages to ensure that living wage is being paid.	Completion of regular surveys/reviews with workers to guarantee living wages	Closed
	Insufficient social insurance provided to workers.	Social insurance now provided to all workers.	Closed
> Details of corporate audits within the Allies programme (labour-intensive services)
We have maintained our high standards and focus our audit process within the Allies programme on three of the highest-risk countries (Brazil, Colombia and Spain). Throughout 2021, we audited 31 labour-intensive suppliers. As in previous years, a high level of compliance was achieved, above 86% in the following four areas being audited - responsible business principles, human resources, health and safety, and environment. These results reflect the good work carried out by our Allies, despite the uncertainty generated by the pandemic.
If we consider the average number of risks per topic identified in each of the countries, the health and safety section is the one with the highest number: the risks are mostly related to the industrial hygiene and safety

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sections, identification of legal requirements according to the activities carried out, and verification.
Regarding the human resources section, the most common risks have been detected mainly in compliance with the required percentage of staff with disabilities, lack of a work climate measurement programme, mechanisms for development of leadership skills, and formally established, non-monetary, recognition programmes.
In environmental processes, the most common risks were related to the environmental management system and on waste management.
Taking into account the potential social or environmental(1) impacts of the risks identified, the most significant issues were as follows:
•The most significant social impacts are mainly concentrated in the verification, industrial hygiene and safety, and implementation and operation sections.
•Meanwhile the environmental impacts are in the noise section.
(1) Significant social or environmental impacts are considered to be critical non-conformities identified during audits in each area.
> Tier 2, 3 supplier management
Our supply chain management goes beyond our direct suppliers.
At the end of 2021, in Spain, we launched the Integral Prevention and Sustainability Project aimed in this first phase at 95 Tier 2 suppliers. Through this initiative, we aim to assess and recognise the performance in prevention and sustainability – with a special focus on aspects related to occupational risk prevention – of the main subcontractors that collaborate with our contractors in the deployment and maintenance of our network. In this first phase, the project has an impact on the 1,472 employees of these subcontractors who provide us with these services.
In addition, under the framework of the JAC initiative, we put special focus on carrying out audits of manufacturers that supply components and/or equipment to our suppliers. In 2021, 62% of the audits were conducted at Tier 2 or 3 suppliers.
2.16.6.2. Engagement in 2021
GRI 102-9, 403-7
For yet another year, we promoted new capabilities among our suppliers to improve their performance on key sustainability-related issues.
> Emissions in the supply chain
We work on emissions management in the supply chain, both globally and locally. Globally, we continued for another year with our climate change partnership programme with key suppliers to understand the state of their climate strategies and help them set more ambitious emissions reduction targets. In this vein, we invited the most significant suppliers in terms of emissions to the CDP Supply Chain programme. Locally, our operation in Brazil implemented its own collaboration programme with 115 suppliers, representing 90% of its supply chain emissions.
We continue to participate in initiatives such as 1.5°C Supply Chain Leaders to reduce CO2 emissions from small and medium-sized suppliers, and in the climate change working group of the JAC initiative.

Telefónica has joined The Climate Pledge, pledging to achieve carbon neutrality by 2040 – a decade ahead of the date set in the Paris Agreement.

Go to Chapter 2.2. Energy and climate change
> Labour Conditions
In the new Living Wage Working Group within the JAC initiative, we are working to ensure a living wage in the ICT supply chain. Through the JAC protocol, which we apply to all audits conducted under the initiative, we ensure that suppliers pay a fair and reasonable wage to employees that is high enough to maintain a decent standard of living.
Also, under the JAC initiative, we collected direct feedback from 21,582 employees at 17 supplier factories through an anonymous survey on their own mobile phones. Thus, we evaluated issues related to working conditions, especially in matters concerning the number of hours worked, rest periods, harassment, discrimination, treatment and relationship with their direct manager, overtime, treatment of chemical materials, etc.
> Human Rights
We are part of the Human Rights Working Group created in 2021 within the JAC initiative to promote respect for Human Rights throughout our value chain. Together we analyse new regulations and trends that may have an impact on our suppliers, and implement initiatives to counteract potential risks in the ICT supply chain.

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1. Strategy and growth model
2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Supplier Development Programme
We regard our suppliers as partners and help them to meet our high sustainability standards. As a sign of this commitment, since 2019 we have been part of the Supplier Development Programme – together with other telecommunications operators – a training programme for key suppliers that goes beyond an audit.
The objective is to accompany the supplier for two years in order to improve its sustainability performance.
By participating in this programme, suppliers have been able, for example, to reduce worker turnover and workplace accidents in the factories, as well as improve employee satisfaction and productivity rates.

Go to chapter 2.8. Human Rights
> Responsible sourcing of minerals
Although we do not have direct business relationships with smelters or refiners, we work actively to strengthen control over the use of these minerals across our value chain.
1.Policy and clauses
Our Minerals Policy is set out in our Supply Chain Sustainability Policy and is based on the OECD Due Diligence Guidance on Minerals. All our suppliers have to accept this policy and therefore commit to responsible sourcing of minerals.
In addition, any supplier that submits an offer to us must meet minimum sustainability requirements in the supply chain, which are set out in the Telefónica Group’s General Conditions for the Supply of Goods and Services. These include a contractual minerals clause whereby we require our suppliers to carry out effective due diligence processes to ensure traceability of 3TG minerals and mitigation of associated risks (such as human rights violations).
2.Identification and management of risk suppliers
A number of resources are available to identify, manage and monitor risk suppliers from a minerals perspective:
a.We identify mineral risk suppliers according to our risk analysis methodology.
b.We assess these suppliers’ performance via the EcoVadis platform. In 2021:
•94% had a policy on conflict minerals.
•94% had implemented actions to identify or mitigate the risks.
•76% of them had published a report on due diligence.
c.In addition, we request the submission of the CMRTs (Conflict Minerals Reporting Template) of the Responsible Minerals Initiative (RMI) from our key suppliers in order to increase transparency on smelters and refiners used throughout the supply chain. We review supplier responses and define corrective actions plans for identified risks, which are followed up.
d.We also check the compliance of some of our equipment manufacturers with audits within the JAC industry initiative.
3.Commitment initiatives
We support and participate in major international and sector initiatives to reduce this type of risk, such as:
a.Responsible Minerals Initiative (RMI): our activities regarding smelters and refiners are supported by industry initiatives such as the RMI, in which audits are performed, best practices shared and stakeholder dialogue promoted.
b.Public-Private Alliance for Responsible Minerals Trade (PPA): we participate in the PPA, a multi-sector, multi-stakeholder initiative that improves conflict-free mineral supply chains.
4.Complaints
We have a Concern and Whistleblowing Channel through which our stakeholders can consult us and submit complaints in this regard.
5. Information
We report on the due diligence of the supply chain through different channels (this report, the website, dialogue with stakeholders, etc.).
Furthermore, as a company listed on the New York Stock Exchange, we comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
> Occupational risk prevention
Once again this year, we have focused on fostering best practice regarding safety, health and well-being in our supply chain, with a particular focus on contractors who assist us in the deployment and maintenance of the network, activities where the main risks are concentrated (working at heights, electrical risk and confined spaces).
During 2021, in the face of persistent uncertainty caused by COVID-19 among workers, we maintained with our suppliers a series of initiatives we adapted according to the evolution of the pandemic at any given time in different countries:

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

•More intensive and targeted communication aimed primarily at technicians in contracting companies.
•Inclusion in the usual communication channels of support information for companies to consider measures to mitigate, for example, the risk associated with teleworking, ensuring actions from the physical (workplace), cognitive (emotional support) and organisational (tools) axes.
•Occupational health and safety audits in the countries, in order to verify compliance with the new protocols established for prevention and safety in order to avoid infection.
•Follow-up and monitoring of possible infections among our collaborators.

PRL+ Project at Telefónica España
> What is it?
Initiative for the coordination of business activities, which seeks to create a community of dialogue, sharing practices, addressing queries, proposals for improvement, etc., on an equal footing between supplier and customer.
> Targets
Identify levers that lead to a reduction in the number of detected OHS defects and the volume and severity of workplace accidents - #zeroaccidents. Encourage participating companies to conduct audits of their own suppliers.
> 2021 results
•100% of the companies met the monitoring target, and some even exceeded it.
•Accident frequency rate (in labour) of 1.02, improving on the target of 1.10.

> Diversity
We promote diversity and non-discrimination among our suppliers, as stated in our Policy.
We participate, for example, together with our main contractors in Argentina, Colombia, Peru and Venezuela, in the Mujeres en Red (Women in Network) initiative. Through it, the aim is to promote the training and employability of women with technical profiles in the telecommunications sector, promoting equal opportunities in roles where female participation is a minority. This is carried out through comprehensive training, which is both technical and emotional. For example, specific workshops on women’s empowerment or unconscious bias, with more than 400 techniques and 2,600 people trained in the 4 countries.
> Training and communication
Also, complementing the training of our buyers and internal contract managers, we maintained our supplier training and communication channels with our suppliers for another year.

9,134 in-person courses and 203,724 online courses involving more than 516,669 participants from partner companies in Latin America.

This training was delivered in-person or online (SuccessFactors, Movistar Academy, ICampus, etc.) for our suppliers, addressing the specific needs in each country and the most critical issues according to the service they provide us with. For example, in Colombia, we invite our call centre, loop and commercial agent Allies to take the digital security course. This will help us to keep information secure, implementing good practices for security in the workplace, creating secure passwords or security in our environment, among other controls. In Mexico, we conducted more than 23 sessions with 17 suppliers, where we trained them in the environmental criteria they must comply with, with a special focus on waste management.
We also promote continuous communication as a key lever to foster their motivation through different channels, such as our quarterly newsletter to Allies, the Allies’ Portal and the Supplier’s Portal. The Supplier’s Portal contains all our global policies, as well as specific local requirements.

Our suppliers have a confidential channel for queries and complaints related to compliance with our Minimum Standards for Responsible Business.

We also organise in-person and online events (global and local) with suppliers, such as:
12th Telefónica Global Energy and Climate Change Workshop
An annual meeting point for leaders of the Company’s energy transformation and the main collaborating companies in the field. This is a meeting that reviews and sets out the challenges for the Company in this area. During three working days, multiple initiatives from our different markets were broken down, focused on reducing fuel consumption and the impact of refrigerant gases, on promoting the shutdown of legacy networks or implementation of innovative energy efficiency projects, such as Liquid Cooling, the use of artificial intelligence to optimise energy during off-peak hours or the first Telefónica Forest, among other proposals. In addition, for yet another year, the Company’s climate change objectives were reviewed, where the importance of

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

the work carried out by our suppliers to achieve them was made clear.

Go to chapter 2.2. Energy and climate change
10th CSR Forum
As part of the Joint Audit Cooperation (JAC) sector initiative, we took part in the 10th CSR Forum, which connected more than 450 participants (sustainability and purchasing professionals from major telecommunications operators, ICT sector suppliers, CSR institutions, NGOs and researchers). The session explored regulatory trends, new requirements and best practices shaping sustainable supply chain management in 2021. This collaboration in the ICT sector aims to create growth and impact in line with growing legislative and consumer demands on human rights, circular economy and carbon reduction. Awards were also presented to the companies that have demonstrated the highest commitment, on this occasion, to their own supply chain management.
Supplier Workshop 2021 in Brazil
70 companies participated, with critical activities in emissions. The main theme of the event was climate change management, sharing with our suppliers both our plan to reduce CO2 emissions in the value chain and our commitment to a low-carbon future. We also shared our main policies impacting our supply chain with them, conveying the importance of sustainability management in organisations.
Meeting with Allies in Argentina, “from a commercial relationship to a relationship of trust”
As part of our commitment to ethics and integrity, the Human Resources, Sustainability and Compliance Areas held a meeting with our suppliers in which we shared our Integrity Programme and Responsible Business Principles, with a focus on diversity and inclusion. We could also count on the participation of one of our suppliers who presented his experience in implementing gender equality measures.
Workshop in Argentina on violence and harassment at work
We invited loop contract providers (network deployment and maintenance) to a best-practice-sharing workshop on the challenges of implementing Convention 190 organised by the ILO on violence and harassment in the world of work in Argentina. In this way, we are reinforcing the commitment we have with our suppliers to work hand in hand on different issues included in our Sustainability Policy in the Supply Chain.

Summary of key indicators
GRI 204-1, 414-2, 308-2

	Indicators	2020	2021
Activity	Volume of purchases awarded	24,268M	23,737M
	Awarded suppliers	9,038	9,368
	% of purchases awarded locally	77%	81%
Ethics and compliance	Sustainability risk suppliers identified in our global analysis(1).	1,700	810
	% Risk suppliers assessed on sustainability aspects through EcoVadis(1).	68%	71%
	% Suppliers evaluated Dow Jones Risk & Compliance	100%	100%
	Suppliers blocked on grounds of non-compliance with ethical or sustainability aspects	9	9
	Total supplier audits	16,105	17,960
	High-risk suppliers with improvement plans	560	610
(1) In 2021, we implemented an adjustment to the analysis methodology in order to focus on those suppliers with a significant impact on the business as well as on the Company’s strategy. However, due to the exercise carried out during 2021 to adapt the exhaustiveness of the calculation, this methodology differs from the calculation carried out in 2020, so comparability between the two exercises is not guaranteed.

MILESTONES
→ We continued minimising sustainability risks within the procurement process, with 100% of our suppliers accepting our sustainability standards as part of their contractual obligations, and assessed our high-risk suppliers through an external sustainability assessment (EcoVadis).
→ In collaboration with the other telcos in the JAC initiative, we audited 71 companies in the ICT sector and surveyed 21,582 employees in 17 supplier factories, thus working at different levels of our supply chains.
→ We reduced 27% of CO2 emissions from our value chain compared to 2016, with emissions from our supply chain being the most relevant to our Scope 3 (64%).

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

2.17. Appendix
2.17.1. Telefónica stakeholders
GRI 102-40, 102-42
Telefónica makes accessible and secure networks and services available to people and organisations so that they can express themselves, share, work collaboratively and enjoy... Based on the relationship model that brings us together, we distinguish seven key stakeholders:
1.Customers: customers of all our brands, both residential and business, together with all customer-representation bodies.
2.Employees: own employees, active and former employees, associations and unions representing workers' interests.
3.Strategic partners and suppliers: key companies for the development and provision of our services, as well as supplier companies and bodies and associations representing supply chain interests.

4.Shareholders and analysts: Companies that invest in Telefónica and/or analyse its sustainable profitability.
5.Government entities and regulators: local, national and international organisations.
6.Opinion leaders, media and communication services: influencers, press, communication, brand and advertising agencies.
7.Society (including communities, NGOs, sustainability organisations, business and consultancy associations): affected local, regional and national communities, as well as special groups, non-governmental organisations (NGOs), companies, think-tanks, business schools and universities.

2.17.2. Types of involvement and relationship with our stakeholders
GRI 102-21, 102-43

TYPE	DESCRIPTION	TARGET	SAMPLE
Report/publicise
Mainly one-way communication from the Company to its stakeholders regarding practices or new developments by which they may be affected.
Sharing information can influence the parties involved, creating trust and demonstrating transparency and a willingness to engage.
		Keeping them promptly and regularly informed: newsletters, letters, bulletins, reports, presentations, speeches, videos, reports, interviews and open days...	Transparency.
Consultation
Telefónica asks stakeholders their opinions to identify trends, evaluate impacts, ascertain risks and take decisions.
The main information flow is one-way, but has often led to more detailed conversations.
		Measure and evaluate: surveys, focus groups, assessments, public hearings, workshops, discussion forums and hot-lines.	Transparencia y escucha: pone en valor los comentarios y puntos de vista de los grupos de interés.
Participation/dialogue	A two-way and/or multi-party conversation in which stakeholders play a more important role in decision-making. The conclusions are implemented and/or referred up through the Company's hierarchy.	In-depth debate: Consultancy Board, established work groups, interviews, research and analysis.	Transparency. Listening Monitoring committee – Collaboration.

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2. Non-financial Information statement > Leading by example
3. Risks
4. Annual corporate governance report
5. Annual report on remuneration of the directors
6. Other information

Collaborate	Collaboration between two or more parties in an area of mutual interest. The Company and its stakeholders establish synergies and reduce risks by combining resources and areas of expertise.	Active collaboration: establishment of joint committees, joint ventures with stakeholders, alliances, collective bargaining.	Transparency. Listening Commitment. Positive relations based on a common goal.
Empower/engage	Stakeholders have a formal channel to influence the Group’s corporate governance and decision-making processes.	Sharing responsibilities: stakeholder representation on the Board of Directors, specific channel for reporting breaches of policy and existence of guarantees.	Effective Engagement: sharing purpose and responsibilities.
2.17.3. Material issues
GRI 103, 102-47

Social capital	Customers and responsible marketing	Quality	Fast networks, good coverage and sufficient bandwidth for the requirements of today's society...). Ensure network stability and reliability of services (speed, connection, etc.).
		Transparency	Easy-to-understand invoices. Same service and attention in all channels (make arrangements, solve problems through any channel).
		Client service	Provide a service that is tailored to our customers’ needs, offering good quality at an appropriate price. Ensure consultation and management channels are in place to make customer service fast and easy. Rapid, effective and satisfactory resolution of incidents. Fast, effective and satisfactory resolution of incidents
		Responsible and sustainable marketing	Products and services accessible for all (e.g. people with disabilities, seniors).
		Responsible advertising	Responsible and inclusive advertising.
	Social inclusion	Digital inclusion	Have products and services that are affordable for everyone, including those with fewer resources or in special situations.
		Digital divide	Commitment to deploy the network to reach all people, even in remote places.
		Media literacy (including IT and minors):	Awareness-raising and training for all groups so that they can make use of new technologies. Protect minors from misuse of technology by establishing the necessary controls and raising awareness of the benefits and dangers of technology use.
	Customer privacy	Data protection	Guarantee the privacy and proper use of our customers’ data in a digital environment.
	Cybersecurity	Cybersecurity	Cyber-security and personal data protection (create a secure digital environment, put in place strategies to minimise and manage risks).
	Human rights and community relations	Human rights	Promote respect for and promotion of human rights among all stakeholders (including freedom of expression, new digital rights and ethical use of artificial intelligence etc.). Have good channels for consultation and complaints. Encourage dialogue and relations with stakeholders to involve them in management (actions aimed at involving the main agents in our daily management, including alliances, relations with the media, institutions, entities, investors).

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Human capital	Work practices	Attraction and retention of talent	Focus on the acquisition, retention and development of talent.
		Fair remuneration	Operate fair and attractive remuneration schemes.
		Freedom of association and equity of the employee	Facilitate freedom of association and employee participation.
	Commitment to employees, diversity and inclusion	Diversity, equality and non-discrimination	Foster gender equality, diversity, equal opportunities and non-discrimination. Take action to prevent and eliminate workplace harassment. Keep in mind the ageing population and its effect on the company (e.g. measures for employees over the age of 50 years).
		Professional development	Train employees to adapt to the new digital environment (make digital tools available to employees to improve their productivity, develop the right skills demanded by today's market, etc.).
		Culture	Internal behaviours, processes and objectives aligned with ethical, environment-friendly and responsible conduct towards employees, customers and society in general.
	Employee health and safety	Employee health, safety and well-being	Offer new, more flexible work methods for employees by facilitating family reconciliation (flexibility, teleworking, digital switch-off outside the office...). Concern for employees' health, safety and well-being.
Business model and innovation	Sustainable products and services (including Eco Smart services)	Sustainable products and services (including Eco Smart services)	Offer new, more flexible work methods for employees by facilitating family reconciliation (flexibility, teleworking, digital switch-off outside the office...). Concern for employees' health, safety and well-being.
Products and services to help customers increase their energy efficiency and sustainability.

	Conflict minerals	Conflict minerals	Work with suppliers who do not use minerals from conflict zones.
	Management of the supply chain	Ethical and fair relations with suppliers	Have payment terms and conditions that facilitate the economic sustainability of its suppliers.
		Responsible supply chain and procurement management	Work with suppliers that meet social and labour standards, including health and safety conditions, working hours and decent pay. Have ethical, environmental and human rights standards in place in the procurement process (ethical, anti-corruption, environmental, etc.). Work with suppliers who are climate-aware and reduce their own emissions.
	Resilience of the business model	Local economic contribution and inclusive growth	Development of local suppliers, especially SMEs and local procurement.
		Sustainable finance	Report new financial indicators based on sustainability criteria, encourage the growth of sustainable activities, actively engage with all stakeholders on environmental and social objectives under development.
	Physical impacts of climate change	Physical impacts of climate change	Manage the risks and opportunities associated with the direct exposure of assets and operations owned or controlled by the Company to actual or potential physical impacts of climate change. Understand the environmental and social issues that can arise from operational disruptions due to the physical impacts of climate change.

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	Business ethics	Ethics and integrity	Comply with ethical and responsible business practices, including anti-corruption and anti-bribery measures. Promote ethical audiovisual content.
		Governance, accountability and culture	Transparency and truthfulness of information, adequate and accessible to all stakeholders. Maintain a transparent and balanced relationship with Government/Administration. Diversity in the composition of the Board of Directors. Provide accurate and complete information on social and environmental actions.
		Artificial intelligence	Ensure due diligence on systems using artificial intelligence.
	Management of the legal and regulatory environment	Economic, political and regulatory environment	Comply with current legislation and the Company's internal policies and regulations. Tax contingencies and fiscal transparency.
	Competitive performance	Competitive performance	Responsible pressure on stakeholders (lobbying) and anti-competitive practices.
	Systemic risk management	Systemic risk management	Management of the Company in addressing ESG-related risks that could impact stakeholder perceptions.
	Critical incident risk management	Emergency response	Have an action plan in place for maintaining communications in emergency situations (natural disasters or major incidents).
Environment	Energy and emissions management	Reduce the effects of climate change (Emissions, energy and renewables)	Reduce carbon emissions to reduce their impact on the planet. Be energy-efficient and use clean energy (renewable energy and energy efficiency). Contribute to the fight against climate change.
	Ecological impacts	Biodiversity	Management of the Company's impacts on ecosystems and biodiversity through activities including, but not limited to, land use for exploitation and extraction, as well as the development, construction and siting of projects. Among others, impacts include biodiversity loss, habitat destruction and deforestation at all stages: planning, land acquisition, permits, development, operations and site repair. The category does not cover the impacts of climate change on ecosystems and biodiversity.
	Air quality	Noise	Telefónica’s activity does not produce significant polluting emissions (NOX, SOX, particles) to the atmosphere, although we do work to reduce emission sources (fossil fuel consumption) in line with the climate change strategy. Aspects such as noise are also managed via certified environmental management systems.
	Water and wastewater management	Water	Address water use and consumption, wastewater generation and other impacts of operations on water resources. Wastewater treatment and discharge management, including groundwater and aquifer pollution.
	Waste and hazardous materials management	Circular economy (including electrical and electronic waste)	Manage and process electrical and electronic equipment waste. Ecodesign, resource optimisation (including water and plastics) and reuse and recycling. New business models based on the circular economy.

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2.17.4. Structure and scope of consolidation of non-financial information
GRI 102-10, 102-45, 102-48, 102-49
> The origin of non-financial information
Non-financial information for the Group is reported without figures for Central America, unless specifically indicated.
Economic and financial information
It comes from the same sources that produce the information included in the Group's Consolidated Annual Accounts Report, audited by PwC.
Customers
This comes from the management control systems of Telefónica S.A. and from operations in the countries. The number of the Company's total accesses does not have to coincide with the partial sum, country by country, since the Corporate Management Control Area uses consistency criteria to standardise certain access-counting criteria.
Employees
The figure comes from corporate human resources management systems and local management areas. In cases where consolidated information is given, the number of persons is used as a factor of proportionality.
Environment and climate change
The information comes from online questionnaires and other IT media from the Environment and Global Operations Areas and each country. Environment and energy data is consolidated by simple addition and, in the case of climate change, calculated by multiplying the activity data by the emission factor and then adding by simple addition. The sources of the emission factors are of recognised prestige (GHG Protocol, DEFRA, ministries, etc.) and have been validated by an independent third party (AENOR).
Historical environment and climate change figures are reported without Central America and thus have the same perimeter as the figures for 2020. In addition, to ensure comparability with the information reported in previous reports, a table has been included with the main environmental KPIs incorporating Central America for the year.
Suppliers
This comes from the system for awarding contracts through the purchasing areas. The information is consolidated without applying any criteria as a factor of proportionality and it is shown according to country. The chapter containing this information covers the entire economic perimeter of the Telefónica Group. It is important to highlight the difference between the procurement data in the Consolidated Financial Statements (in accordance with the accrual method and Telefónica Group's accounting consolidation perimeter) and the criterion of purchases awarded as used in different sections of this report. This refers to purchases approved in the period, regardless of how they are accounted for, and accrued as an expense.
> Corporate perimeter
A list of the companies comprising the Telefónica Group, their names, main corporate purpose, country, share capital, percentage of effective ownership by the Group and the company or companies through which the Group's shareholding is obtained can be found in Appendix I to the 2021 Consolidated Financial Statements.
During 2021, a review was made of the corporate reporting perimeter of the main non-financial indicators. These indicators have been grouped into the following categories according to their nature and subject matter:
•Climate change
•Circular economy
•Sustainable products
•Net Promoter Score (NPS)
•Human capital
•Anti-corruption, whistleblowing and responsible business
•Tax
•Human rights
•Anti-corruption training
•Training in Responsible Business Principles
•Reputation
•Impact
•Security
•Privacy
•Privacy/security audits
•Suppliers
•Competitive behaviour and open Internet
•Shareholders

For each of these categories, based on both internal and external information (e.g. non-financial regulations or the main reporting standards), specific criteria have been identified to estimate the corresponding corporate scope.
> Other information
All information in this report is given in euros, unless otherwise stated. The exchange rates applied coincide with those used in the preparation of the Group's Consolidated Financial Statements to facilitate the integral relationship between financial and non-financial variables.
Due to its strategic importance for the company, the Report contains several specific indicators corresponding to VMED O2 (Virgin Media O2), the joint venture created in the United Kingdom between Telefonica UK and Virgin Media UK. This entity began operating on June 1st 2021 and the external auditor has not verified its non financial information.

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2.17.5. Principles for the preparation of the Non-Financial Information (NFI)
GRI 102-12, 102-32, 102-46, 102-54
This Non-Financial Information Statement forms part of Telefónica's 2021 Management Report and includes the progress made at the Company during the year in economic, social and environmental matters across its value chain, together with its strategic, development and market positioning so that readers can better understand the sustainability of our business model and its materiality, its capacity to generate value in terms of capital and the interaction with stakeholders.
The statement has been evaluated and approved by the Board of Directors as it forms part of Telefónica's 2021 Management Report.
Telefónica provides all stakeholders with all its public information in order to provide reliable, material, concise and comparable information on the Company's performance, its business model, value levers and strategies for the coming years.
Telefónica reports Non-Financial Information according to the following standards:
a.Following the recommendations of the IIRC (International Integrated Reporting Council) and in accordance with the GRI Standards (comprehensive option).

See GRI Standards Compliance Table in section 2.17.9. of this same chapter
b.In accordance with Law 11/2018 of 28 December, which amends the Commercial Code; the revised text of the Corporations Act approved by Royal Legislative Decree 1/2010 of 2 July, and Law 22/2015 of 20 July on the Auditing of Accounts in terms of Non-Financial Information and diversity. Both compliance with the law and the GRI option have subsequently been subject to external verification by PwC.

See Spanish Law 11/2018 Compliance Table in section 2.17.9. of this same chapter
c.According to the SASB (Sustainability Accounting Standards Board) Telecommunication Services Sustainable Industry Classification System® (SICS®) TC-TL standard.

See SASB Standards Compliance Table in section 2.17.10. of this same chapter

d.The environmental report follows the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

See TCFD Compliance Table in section 2.17.8. of this same chapter
e.In addition, the review of the EINF has been made by PwC according to the principles defined by the AA1000AS Standard, values that seek to "ensure the quality of the organisation's Sustainability Report and of the processes, systems and competencies applied as the basis for its execution by the entire organisation".
In addition, Telefónica reports on its commitment to the following international treaties and objectives:
a.United Nations Universal Declaration of Human Rights.
b.United Nations Sustainable Development Goals (SDGs) (see chapter 2.8).
c.Covenant on Civil and Political Rights.
d.Covenant on Economic, Social and Cultural Rights.
e.Convention on the Rights of the Child.
f.Convention on the Rights of Persons with Disabilities.
g.Conventions of the International Labour Organisation.
h.Basel Convention (hazardous waste).
i.International Guidelines (ICNIRP).
j.Montreal Protocol.
> Principles for the preparation of the report
Stakeholder inclusion
The chapter on 'How we relate to our stakeholders' identifies these groups and explains how, within reason, Telefónica has responded to their expectations and interests.
Sustainability context
Telefónica contributes to the progress of the communities in which it operates and their social and environmental sustainability throughout its value chain and at local, regional, national and international levels: from working with our suppliers to respecting consumer rights, including marketing sustainable products and services.
Materiality
This addresses issues that reflect the Company's significant economic, environmental and social effects and substantially influence our stakeholders' assessments and decisions. To this end, a materiality analysis has been performed at corporate, local and regional level from a dual perspective: relevance to our stakeholders and impact on communities.

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Completeness
We indicate the material aspects and their coverage, scope and time to show their significant economic, environmental and social effects. In this way, stakeholders can analyse Telefónica's performance during the period under analysis.
Impact
We show the Company's impacts on society and the environment of the communities in which we operate.
2.17.6. UN Global Compact Commitment
GRI 103
Through its Chairman, Telefónica has been a signatory to the United Nations Global Compact (UNGC) since 2002. The UNGC is a voluntary framework for companies to align their operations and strategies with the 10 principles on human rights, labour, the environment and anti-corruption.

		Principles	Chapter of the report
Human rights	Principle 1.	Businesses should support and respect the protection of internationally-proclaimed human rights.	2.8. Human rights 2.9 Responsibility in our products and services 2.16 Responsible supply chain management
	Principle 2.	Businesses should make sure they are not complicit in human rights abuses.	2.8. Human rights 2.16 Responsible supply chain management
Labour standards	Principle 3.	Businesses should uphold the freedom of association and effective recognition of the right to collective bargaining.	2.6. Human capital 2.8 Human rights 2.16 Responsible supply chain management
	Principle 4.	Businesses should support the elimination of all forms of forced and compulsory labour.	2.8. Human rights 2.16 Responsible supply chain management
	Principle 5.	Businesses should support the effective abolition of child labour.	2.8. Human Rights 2.16 Responsible supply chain management
	Principle 6.	Businesses should support the elimination of discrimination in respect of employment and occupation.	2.6. Human capital 2.16 Responsible supply chain management
Environment	Principle 7.	Businesses adopt a precautionary approach in favour of the environment.
2.1. Responsibility with the environment
2.2. Energy and climate change
2.3. Circular economy
2.4 Digitalisation and Eco Smart services
2.9 Responsibility in our products and service
2.16 Responsible supply chain management

	Principle 8.	Businesses should undertake initiatives to promote greater environmental responsibility.	2.2. Energy and climate change 2.3. Circular economy 2.4. Digitalisation and Eco Smart services 2.9 Responsibility in our products and services 2.16 Responsible supply chain management
	Principle 9.	Businesses must encourage the development and dissemination of environmentally friendly technologies.	2.4. Digitalisation and Eco Smart services 2.9 Responsibility in our products and services
Anti-corruption	Principle 10.	Businesses should work against corruption in all its forms, including extortion and bribery.	2.12. Ethics and compliance 2.16 Responsible supply chain management

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2.17.7. Collaboration with other associations
GRI 102-13
Telefónica collaborates with associations and other organisations which have a direct impact on our sector and interest groups. In particular:
5G Automotive Association, a global, cross-industry organisation of companies from the automotive, technology and telecommunications industries. Its aim is to develop integrated solutions for future mobility and transport services to avoid incompatibility problems from the outset.
Adigital, Spanish Association of the Digital Economy, business organisation that promotes the digitalization of the Spanish economy. Formed by a network of more than 500 companies from key sectors, it promotes the development of the digital economy through the representation and defence of our associates’ interests (Policy), the dissemination, research and creation of synergies (Labs) and the generation of trust in the digital environment (Trust).
AECA, an organisation that issues generally accepted accounting principles and standards and studies on good business practices.
AENOR, a Spanish organisation that carries out standardisation and certification (S+C) work to improve quality in companies and the well-being of society.
Alliance to Better Protect Minors Online, a self-regulatory initiative aimed at improving the online environment for children and young people.
American Society, operates as a non-political, non-profit organisation and strives to be the focal point for people interested in developing and maintaining business and social relationships in an international environment.
ASIET, an association formed by the main telecommunications operators in Latin America.
Aspen Institute Spain, an independent foundation dedicated to promoting value-based leadership and reflection on critical issues for the future of society. It provides a plural and balanced forum for the discussion of issues of general interest among people who aspire to put their ideas into practice. Its activities focus on programmes, seminars and conferences.
Bitkom, the digital association of Germany. Founded in Berlin in 1999, it represents over 2,700 companies in the digital economy. Members include over 1,000 SMEs, more than 500 start-ups and virtually every global player.
Broadband Forum, a non-profit industry organisation focused on improving broadband networks to make them faster and smarter.
Business Europe, a European employers' organisation set up by national organisations and currently representing 40 organisations from 34 countries.
CAF, the Latin American Development Bank, a multilateral financial institution whose mission is to support the sustainable development of shareholder countries and regional integration. It serves the public and private sectors, providing multiple financial products and services to a broad portfolio of clients, including governments of shareholder states, financial institutions and public and private companies.
Casa de América, a public consortium that aims to strengthen the links between Spain and the American continent, especially with Latin America. Its events, which are open to the public, are attended by members of governments from both sides of the Atlantic, the media, diplomats, businesses, representatives of the cultural and academic world and institutions.
CDP, a non-profit organisation that runs the global disclosure system for investors, companies, cities, states and regions to manage their impact on the environment.
CEOE, an institution representing Spanish entrepreneurs.
Chefsache, a German network of leaders committed to making gender equality a top management priority.
ClosinGap. This group seeks to be an engine of social and economic transformation that helps facilitate the personal and professional development of women to guarantee equal opportunities.
Confederación Estatal de Personas Sordas (CNSE) defends the interests of hearing-impaired people and their families.
Corporate Excellence, a knowledge centre comprising the main Spanish corporations, its goal is to become a technical benchmark in the management of intangibles and sustainability.
Corporate Integrity Forum, an initiative that forms part of Transparency International's International Business Integrity Forum Network and brings together large enterprises fully committed to the promotion and development of a business culture of integrity. They stand as national and international benchmarks in transparency, compliance, sustainability, ethics and good governance through the adoption of best practices in all these areas.
Cotec Foundation for Innovation, a private non-profit organisation whose mission is to promote innovation as an engine of economic and social development. In fulfilling its mission, Cotec is involved in two primary activities: working as an observatory for R&D&I in Spain; and providing analysis and advice on innovation, technology and economics.

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Cyber Threat Alliance (CTA), an organisation committed to our mission of ensuring a safer digital ecosystem through collaboration and information-sharing. Their experience as individuals bridges the gap between technical infrastructure, policy and communications; together, they are the foundation of our success.
DigitalES, the Spanish Association for Digitalisation, brings together the main companies in the technology and digital innovation sector in Spain. The aim of DigitalEs is to promote the digital transformation of citizens, companies and public administration, thus contributing to the economic and social growth of Spain.
EIT Health is situated in a privileged location, at the meeting point between business, research and education, to bring to the market real and innovative health solutions that improve citizens' health.
ERT, European Round Table of Industrialists, an informal forum that brings together up to 50 CEOs and presidents of major European multinational companies.
ETNO, an association of the main European telecommunication network operators.
ETSI, European Telecommunications Standards Institute.
European Commission (EC), the institution that embodies the executive branch of Community power.
Federación Estatal de Lesbianas, Gais, Trans y Bisexuales (FELGTB) de España, which defends and promotes human rights and equal opportunities for LGBT+ people.
FIWARE Foundation, an independent legal body that provides shared resources to help achieve the FIWARE mission by promoting, increasing, protecting and validating FIWARE technologies and the activities of the FIWARE community, empowering its members, including end-users, developers and other stakeholders throughout the ecosystem.
Fundación Carolina, a reference institution for the promotion of cultural relations and cooperation between Spain and the countries of the Ibero-American Community, particularly in the fields of science, culture, technology and innovation.
Fundación Euroamérica stimulates cooperation and understanding between European and Latin American institutions, companies and personalities to foster relations between Europe and America.
Fundación Máshumano, an organisation that promotes the humanisation of management models in business and social organisations, proposing work models that respond to the social need to reconcile personal, family and professional life.
Global Compact, a United Nations initiative that promotes the implementation of 10 universally-accepted principles in the areas of human rights, labour standards, environment and anti-corruption.
Global Digital Women (GDW), an international body of digital pioneering women whose aim is the networking, visibility and empowerment of inspiring digital minds of our time. GDW offers #femaledigitalheros in companies, politics, associations and organisations a platform and space to exchange experiences and make their careers visible.
Global Network Initiative (GNI), a coalition of companies, civil society organisations, investors and academics working to protect and promote freedom of expression and privacy in the Information and Communication Technologies (ICT) sector.
GSMA, an organisation of mobile operators and related companies dedicated to supporting the standardisation, implementation and promotion of the mobile phone system. It has approximately 800 mobile operators and more than 200 related companies as members.
Hermes Institute, a non-profit foundation dedicated to identifying, disseminating and defending digital citizenship rights.
IBGC - Instituto Brasileiro de Governança Corporativa, the leading voice in corporate governance in Brazil and one of the main institutions in the world to advocate high standards of corporate integrity, addressing entrepreneurs, business leaders, investors, board members, executives and politicians.
ICT Coalition, works for the development of products and services that address the challenge of child safety in the online world.
IDB (Inter-American Development Bank), the leading source of development finance in the region. It aims to improve quality of life in Latin America and the Caribbean in priority sectors such as health, education and infrastructures through financial and technical support for countries working to reduce poverty and inequality. Its vision is to achieve development using sustainable and climate-friendly methods.
Information Security Forum (ISF), an independent information security body.
Internet Watch Foundation, an NGO that locates and reports images of child sexual abuse globally.
ITU (International Telecommunication Union), the United Nations specialised agency for Information and Communication Technologies (ICT).
Joint Audit Cooperation, a sector-wide initiative of 17 telecommunications operators that have joined forces to

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verify, assess and develop the implementation of sustainability standards in common supplier factories.
LGBTI+ Business Forum. Promotes the integration of LGBT+ people into society and the workplace.
Media Chicas, a non-profit organisation with the mission of bridging the digital gender gap through the democratisation of knowledge.
Mobile UK, the association of UK mobile network operators: EE, O2, Three and Vodafone. Mobile UK's mission is to work with government, regulators, civil society and others to harness the power of mobile devices, improve the lives of customers and the prosperity of the UK as a whole.
OECD, the organisation that promotes policies to improve the economic and social well-being of people around the world.
ONCE Foundation, an organisation dedicated to the social and labour inclusion of people with disabilities.
O-RAN Alliance, its mission being to reshape the RAN industry towards more intelligent, open, virtualised and fully interoperable mobile networks. The new O-RAN standards will enable a more competitive and vibrant RAN vendor ecosystem with faster innovation to improve user experience. O-RAN-based mobile networks will simultaneously improve the efficiency of RAN deployments and mobile operators' operations.
Organismo Internacional de Juventud para Iberoamérica, an international organisation made up of 21 Ibero-American countries, focused on cooperation in youth matters.
Pride Connection, a network that seeks to promote inclusive work spaces for sexual diversity and generate links to attract LGBTI talent to the various organisations that make up the network.
Randstad Foundation, its mission being to achieve equal employment opportunities for people with disabilities.
RE100, a global initiative to involve, support and highlight large enterprises committed to using 100% renewable energy, demonstrating leadership in the fight against climate change and development of a low-carbon economy.
Real Instituto Elcano, a think-tank for international and strategic studies from a Spanish, European and global perspective. Its purpose is to promote knowledge of the international reality and Spain's foreign relations in society, as well as to stand as a focus point for thought and the generation of ideas that are useful for decision-making by political leaders, leaders of private enterprise and public institutions, social players and academics.
Red Empresarial por la Diversidad e Inclusión LGBTI (REDI), the network of companies and professionals committed to fostering an inclusive and respectful environment in organisations in Spain, where talent is valued regardless of identity, gender expression and sexual orientation.
Responsible Business Alliance, an ICT industry coalition dedicated to corporate social responsibility in global supply chains.
Spanish Green Growth Group, an association that aims to address environmental challenges through public-private partnerships.
Spanish Royal Academy of Engineering, an institution at the forefront of technical knowledge, which promotes excellence, quality and competence in Spanish engineering in its various disciplines and areas of action. Its activities include the "Women and Engineering" programme in which Telefónica collaborates.
Tele Management Forum provides an open and collaborative environment, together with practical tools and information to assist its members in their digital transformation initiatives. Its services include Catalyst collaborative programmes and proof-of-concept projects, industry research and benchmarking, technology roadmaps, best practice guides, business process guidelines and open APIs, as well as certified training, conferences and research. The forum has more than 850 member companies, including the 10 largest telecommunications service providers in the world.
United Nations, organisation, founded by 51 countries committed to maintaining international peace and security and promoting social progress, better living standards and human rights.
United Nations Development Programme (UNDP) works to eradicate poverty and reduce inequality and exclusion.
UN Women develops programmes, policies and standards to uphold women's human rights and ensure that all women and girls reach their full potential.
Will Women in Leadership in Latin America, its mission being to promote the career development of women in Latin America and encourage companies based in the region to implement programmes for women in business to promote the exchange of best practices.
Women in Agile, a non-profit organisation to network, promote and support the work of outstanding women in the agile community.
World Bank, a vital resource for financial and technical assistance for developing countries around the world.
World Tourism Organization (WTO), a specialised agency of the United Nations whose purpose is to promote and develop tourism as an important instrument

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for world peace and understanding, economic development and international trade.

2.17.8. Table of Climate-related Financial Disclosures (TCFD)

GOVERNANCE
Disclose the organization’s governance around climate-related risks and opportunities.
Recommendations	References
a) Describe the board’s oversight of climate-related risks and opportunities.
2.2. Energy and climate change. Governance. Page 71 -72
2.11. Governance and sustainability culture. Pages 190-193
3.1. Risk management framework. Pages 308 -315
4.4. The organisational structure of the administrative bodies: Sustainability and Quality Committee. Pages 389-391
CDP Climate responses 2021: C1.1b

b) Describe management’s role in assessing and managing climate-related risks and opportunities.
2.2. Energy and climate change. Governance. Page 71 -72
2.11. Governance and sustainability culture. Pages 190-193
3.1. Risk management framework. Pages 308-315
4.4. The organisational structure of the administrative bodies: Sustainability and Quality Committee. Pages 389-391
CDP Climate responses 2021: C1.2, C1.2a

STRATEGY
Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning where such information is material.
Recommendations	References
a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.
2.2.4. Energy and climate change. Risks and opportunities. Pages 72-73
2.16. Responsible supply chain management. Pages 239-250
3.1. Risk management framework. Pages 308 -315
3.2.2. Sustainability Risks (ESG) (Environmental, Social and Governance). Pages 317-318
3.3. Risk factors. Operational Risks. Page 322-333
CDP Climate responses 2021: C2.1a, C2.3, C2.3a, C2.4, C2.4a.

b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.
1.1. Strategic vision. Social environment: increased significance of environmental and long-term sustainability issues. Pages 8 -9
1.7. Sustainable finance. Pages 25-29
2.2.4. Energy and climate change. Risks and opportunities. Pages 72-73
2.4. Digitalisation and Eco Smart services Pages 90-94
2.5. European taxonomy for sustainable activities. Page 95-102
CDP Climate responses 2021: C2.3a, C2.4a, C3.1, C3.2a, C3.3, C3.4, C3.4a, C-FS3.7, C-FS3.7a

c) Describe the resilience of the organization’s strategy, taking into consideration different climate related scenarios, including a 2°C or lower scenario.
2.2.4. Energy and climate change. Risks and opportunities. Pages 72-73
2.2.5. Energy and climate change. Strategy and commitments. Pages 73-75
2.3.4. Circular Economy. Strategy and commitments. Pages 83-85
2.4. Digitalisation and Eco Smart services Pages 90-94
CDP Climate responses 2021: C3.2, C3.2a

RISK MANAGEMENT
Disclose how the organization identifies, assesses, and manages climate-related risks.
Recommendations	References
a) Describe your organization's processes for identifying and assessing climate-related risks.
2.2.4. Energy and climate change. Risks and opportunities. Pages 72-73
3.1. Risk management framework. Pages 308 -315
3.2. Risk map. Pages 316-321
3.2.2. Sustainability Risks (ESG) (Environmental, Social and Governance). Pages 317-318
3.3. Risk factors. Page 322-333
CDP Climate responses 2021: C2.1, C2.2, C2.2a, C-FS2.2b, C-FS2.2c, C-FS2.2f

b) Describe the organization's processes for managing climate-related risks.
2.2.4. Energy and climate change. Risks and opportunities. Pages 72-73
3.1. Risk management framework. Pages 308 -315
3.2. Risk map. Pages 316-321
3.2.2. Sustainability Risks (ESG) (Environmental, Social and Governance). Pages 317-318
CDP Climate responses 2021: C2.1, C2.2, C-FS2.2f

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c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management
2.2.4 Energy and climate change. Risks and opportunities. Pages 72-73
2.11.2 Governance and sustainability culture. Annual variable remuneration. Page 192-193
3.1 Risk management framework. Pages 308 -315
3.2. Risk map. Pages 316-321
3.2.2 Sustainability Risks (ESG) (Environmental, Social and Governance). Pages 317-318
5.1 Annual report on remuneration. Page 454
CDP Climate responses 2021: C2.1, C2.2

METRICS & TARGETS
Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.
Recommendations	References
a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.
2.2.5 Energy and climate change. Strategy and commitments. Pages 73-75
2.2.6 Energy and climate change. Progress in 2021. Pages 76-81
2.3.4 Circular Economy. Strategy and commitments. Pages 83-85
2.3.5 Circular Economy. Progress in 2021. Pages 85-89
2.4 Digitalisation and Eco Smart services Pages 90-94
2.11.2 Governance and sustainability culture. Annual variable remuneration. Page 192-193
5.1 Annual report on remuneration. Page 454
CDP Climate responses 2021: C4.2, C4.2a, C4.2b, C9.1

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.
2.2.5 Energy and climate change. Strategy and commitments. Pages 73-75
2.2.6 Energy and climate change. Progress in 2021. Pages 76-81
CDP Climate responses 2021: C6.1, C6.3, C6.5, C-FS14.1, C-FS14.1a, C-FS14.1b, C-FS14.1c

c) Describe the targets used by the organization to manage climate related risks and opportunities and performance against targets.
2.2.5 Energy and climate change. Strategy and commitments. Pages 73-75
2.2.6 Energy and climate change. Progress in 2021. Pages 76-81
2.3.4 Circular Economy. Strategy and commitments. Pages 83-85
2.3.5 Circular Economy. Progress in 2021. Pages 85-89
2.4 Digitalisation and Eco Smart services Pages 90-94
CDP Climate responses 2021: C4.1, C4.1a, C4.1b, C4.2, C4.2a, C4.2b

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2.17.9. Compliance table of Spanish Law 11/2018 of 28 December - GRI Standards
GRI 102-55

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
		102-2	Activities, brands, products and services.	1.3. Business model. 1.6. Organisation. 1.8. Main magnitudes and presence.
	Markets in which it operates.	102-3	Location of registered office.	Direct answer: Madrid, Spain.
		102-4	Location of operations.	1.8. Main magnitudes and presence. 1.8.3. Advancing towards a more sustainable world
		102-5	Ownership and legal form.	1.8. Main magnitudes and presence.
		102-6	Markets served.	1.8. Main magnitudes and presence. 1.9. Business overview.
		102-7	Scale of the organisation.	1.8. Main magnitudes and presence.
	Objectives and strategies	102-14	Statement from senior decision-makers.	1.2. Mission, purpose, values. 1.5. Strategy. 2.12. Ethics and compliance.
	Main factors and trends which could affect its future evolution.	102-15	Key impacts, risks and opportunities.	1.1. Context.
Policies and their results	A description of the policies which the Group applies with regard to those issues, which will include: 1.) the due diligence procedures applied for the identification, evaluation, prevention and mitigation of risks and significant impacts. 2.) the verification and control procedures, including which measures have been adopted.	103	Management approach of each area.	1.1. Context. 1.4.2. Process for determining dual materiality. 1.6. Organisation. 3. Risks.

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Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
Main non-financial risks
The main risks related to these issues regarding the Group's activities, including, where relevant and proportionate, its commercial relations, products or services which could have negative effects in those areas, and
  * how the Group manages those risks,
  * explaining the procedures used to detect them and evaluate them in accordance with the national, European and international reference frameworks for each issue.
  * It must include information about the impacts which have been identified, giving a breakdown of them, in particular the main risks in the short, medium and long term.
		102-15	Key impacts, risks and opportunities.	1.1. Context. 1.4.2. Process for determining dual materiality. 1.6. Organisation. 3. Risks.
		407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.
2.16.5.1. Risk management.
     > Step 1. Minimum standards required.
2.16.6.1. Risk management in 2021.
Direct answer:
During the financial year 2021, there were no transactions in which employees/suppliers' rights of freedom of association

		408-1	Operations and suppliers at significant risk for incidents of child labour.
2.16.5.1. Risk management.
     > Step 1. Minimum standards required.
2.16.6.1. Risk management in 2021.

Direct answer: There were no operations with a significant risk of child or forced labour during the financial year 2021.

		409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour.
Environmental issues	Global environment
	1.) Detailed information about the current and foreseeable effects of the Company's activities on the environment and, where applicable, health and safety, the environmental evaluation or certification procedures; 2.) The resources dedicated to the prevention of environmental risks; 3.) The application of the precautionary principle, the quantity of provisions and guarantees for environmental risks (e.g. arising from environmental liability legislation).	103	Management approach of each area.	2.1. Responsibility with the environment. 2.1.5. Environmental management system. 2.2. Energy and climate change. 2.3. Circular economy.
		102-11	Precautionary principle or approach.	2.1. Responsibility with the environment. 2.1.5. Environmental management system. 2.2. Energy and climate change. 2.3. Circular economy.
		308-1	New suppliers that have passed evaluation and selection filters according to environmental criteria.	2.16.5.1. Risk management. > Step 1. Minimum standards required. > Step 4. Audits on high-risk suppliers. 2.16.6.1. Risk management in 2021.
		308-2	Negative environ-mental impacts in the supply chain and actions taken.
2.3.5.2. Suppliers.
2.16.5.1. Risk management.
If we focus our risk analysis exclusively on the assessment of specific environmental impacts, given the product or service they supply, we have 903 suppliers with potential or actual significant negative environmental impacts.

Pollution

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Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
	1.) Measures to prevent, reduce or repair carbon emissions which seriously affect the environment.	103	Management approach to emissions/biodiversity.	2.1. Responsibility with the environment. 2.1.6. Responsible network and biodiversity. 2.2. Energy and climate change. 2.3. Circular economy.
		305-5	Reduction of GHG emissions.	2.2.6. Progress in 2021.
	2.) Taking into account any form of specific atmospheric pollution of an activity, including noise and light pollution.	305-6	Emissions of ozone-depleting substances (ODS).	Direct answer: 34t.
		305-7	Nitrogen oxides (NOX), sulphur oxides (SOX) and other significant air emissions.		This indicator is not considered to be relevant as the emissions of this type of pollutants are not a significant part of our activity.
Circular economy, prevention and management of waste
	Circular economy.	103	Management approach to effluents and waste.	2.1. Responsibility with the environment. 2.1.6. Responsible network and biodiversity. 2.2. Energy and climate change.
		301-2	Recycled input materials used.	2.3.5.1. Internal eco-efficiency.	This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to manufacturing products.
		301-3	Reclaimed products and their packaging materials.	2.3.5.1. Internal eco-efficiency.
	Waste: prevention measures, recycling, re-use, other forms of recovery and disposal of waste.	103	Management approach to effluents and waste.	2.1. Responsibility with the environment. 2.1.6. Responsible network and biodiversity. 2.2. Energy and climate change. 2.3. Circular economy.
		306-1	Waste generation and significant waste-related impacts.	2.3.5.1. Internal eco-efficiency. > Waste as a resource.
		306-2	Management of significant waste-related impacts.	2.3.5.1. Internal eco-efficiency. > Waste as a resource.
		306-3	Waste generated.	2.1.7. Main indicators. 2.3.5.1. Internal eco-efficiency. > Waste as a resource.
		306-4	Waste not for disposal.	2.1.7. Main indicators. 2.3.5.1. Internal eco-efficiency. > Waste as a resource.

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Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
		306-5	Waste for disposal.	2.3.5.1. Internal eco-efficiency. > Waste as a resource.
	Actions to combat food waste.	103	Management approach to effluents and waste.		This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to food consumption.
Sustainable use of resources
	The consumption of water and the supply of water in accordance with local limitations.	303-3	Water extraction.	Direct answer: Telefónica's water consumption comes from the municipal supply networks in the locations where we operate.
		303-5	Water consumption.	2.1.7. Main indicators. 2.3.5.1. Internal eco-efficiency. > Water.
	Consumption of raw mate-rials and the measures adopted to improve efficiency in their use.	103	Approach to materials management.	2.1. Responsibility with the environment. 2.1.5. Environmental management system. 2.2. Energy and climate change. 2.3. Circular economy.
		301-1	Materials used by weight or volume.
As it is a service company, this indicator does not apply. The consumption of materials does not occur for the direct generation of products but for the Company's telecommunications network to provide the services required by our customers. The processes to reduce consumption of materials and re-use them make our network more efficient from this perspective, too. In our administrative activities, the material most used is paper.
At Telefónica, efficient use is encouraged through digitalisation of processes. Chapter 2.3. Circular economy includes more details on Telefónica's management of paper consumption.

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Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
		301-2	Recycled input materials used.	2.3.5.1. Internal eco-efficiency.
		301-3	Reclaimed products and their packaging materials.	2.3.5.1. Internal eco-efficiency. > Electronic equipment. > Waste as a resource.
	Direct and indirect consumption, of energy, measures taken to improve energy efficiency and the use of renewable energies.	103	Approach to energy management.	2.1. Responsibility with the environment. 2.1.5. Environmental management system. 2.2. Energy and climate change. 2.3. Circular economy.
		302-1	Energy consumption within the organization.
2.2.6. Progress in 2021.
     > Evolution of energy consumption.
     > Renewable energy.
Direct answer: energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in own facilities 21,983,852 GJ (2020 data: 21,344,142 GJ)

		302-2	Energy consumption within the organization.
2.2.6. Progress in 2021.
     > Evolution of energy consumption.
     > Renewable energy.
Direct answer: energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in third-party installations: 4,171,410GJ (2020 data: 3,963,387 GJ)

		302-3	Energy intensity.	2.1.7. Main indicators. 2.2.6. Progress in 2021. > Evolution of energy consumption. Direct answer: 194 GJ/PB (2020 data: 246 GJ/PB. Energy intensity has been reduced by 21%).
		302-4	Reduction in energy consumption.	2.2.6. Progress in 2021. > Evolution of energy consumption. > Renewable energy.

Consolidated Annual Report 2021	Telefónica, S. A.	283

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
		302-5	Reductions in energy requirements of products and services.
This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to our customers' energy consumption. The nature of the products and services offered by Telefónica is mostly related to mobile and fixed connectivity, as well as digital and data services.

Climate Change
	The important elements of the greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces	103	Approach to emissions management.	2.1. Responsibility with the environment. 2.1.5. Environmental management system. 2.2. Energy and climate change. 2.3. Circular economy.
		305-1	Direct GHG emissions (Scope 1).	2.1.7. Main indicators. 2.2.6. Progress in 2021. > Evolution of emissions. Direct answer: Biogenic emissions: 9,020 tCO2eq (2020 data: 9,695 tCO2eq)
		305-2	Indirect GHG emissions from the generation of energy (Scope 2).	2.1.7. Main indicators. 2.2.6. Progress in 2021. > Evolution of emissions.
		305-3	Other indirect GHG emissions (Scope 3).	2.1.7. Main indicators. 2.2.6. Progress in 2021. > Evolution of emissions.
		305-4	GHG emissions intensity.	2.1.7. Main indicators. 2.2.6. Progress in 2021. > Evolution of emissions.
		305-5	Reduction of GHG emissions.	2.2.6. Progress in 2021. > Evolution of emissions.
	The measures adopted in order to adapt to the consequences of climate change.	103	Approach to emissions management.	2.1. Responsibility with the environment. 2.1.5. Environmental management system. 2.2. Energy and climate change. 2.3. Circular economy.
	The reduction targets voluntarily established in the medium and long term to reduce GHG emissions and the measures implemented to that end.	103	Approach to emissions management.	2.1. Responsibility with the environment. 2.1.5. Environmental management system. 2.2. Energy and climate change. 2.3. Circular economy.
		305-5	Reduction of GHG emissions.	2.2.6. Progress in 2021. > Evolution of emissions.

Consolidated Annual Report 2021	Telefónica, S. A.	284

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
Protection of biodiversity

Consolidated Annual Report 2021	Telefónica, S. A.	285

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
	Measures taken to preserve or restore biodiversity.	103	Management focus. Biodiversity.	2.1. Responsibility with the environment. 2.1.6. Responsible network and biodiversity. 2.2. Energy and climate change. 2.3. Circular economy
303-4	Water discharges.	2.3.5.1. Internal Eco-efficiency.
     > Water.
Direct answer: all water discharges at Telefónica are sanitary and are discharged to the municipal sanitation system, therefore no water bodies or related habitats are affected.

	Impacts caused by the activities or operations in protected areas.	103	Management focus. Biodiversity.	2.1. Responsibility with the environment. 2.1.6. Responsible network and biodiversity.
Social and personnel- related matters	Employment
	Total number and distribution of employees by sex, age, country and professional classification.	102-8	Information on employees and other workers.	2.6.6. Main indicators. 2.6.6.2. Workforce and diversity indicators.	The information included in the Report includes only internal employees hired by Telefónica.
		202-2	Proportion of senior management hired from the local community.	Direct answer: 71.4% of the CEOs and chairmen in the countries are local.
		405-1	Diversity of governance bodies and employees.	2.6.6. Main indicators. 2.6.6.2. Workforce and diversity indicators. > Diversity indicators.
	Total number and distribution of types of employment contracts.	102-8	Information on employees and other workers.	2.6.6. Main indicators. 2.6.6.2. Workforce and diversity indicators.	The information included in the Report includes only internal employees hired by Telefónica.
	Annual average of permanent contracts, temporary contracts and part-time contracts by sex, age and professional classification.	102-8	Information on employees and other workers.	2.6.6. Main indicators. 2.6.6.2. Workforce and diversity indicators.	The information included in the Report includes only internal employees hired by Telefónica.
		405-1	Diversity of governance bodies and employees.	22.6.6. Main indicators. 2.6.6.2. Workforce and diversity indicators.
	Number of dismissals by sex, age, country and professional classification.	401-1	New hires and employee turnover.	2.6.6. Main indicators. 2.6.6.2. Workforce and diversity indicators. > New employee recruitment. > Employee turnover.
	Average remunerations and their evolution, with a breakdown by sex, age and professional classification or equal value.	405-2	Ratio of basic salary and remuneration of women to men.	2.6.6. Main indicators. 2.6.6.6. Remuneration indicators.

Consolidated Annual Report 2021	Telefónica, S. A.	286

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
	Wage gap, the remuneration of jobs of equal value or the average of the Company.	103	Employment + diversity and equality of opportunities.	2.6.5.2. Diversity and inclusion.
		405-2	Ratio of basic salary and remuneration of women to men.	2.6.6. Main indicators. 2.6.6.6. Remuneration indicators. > Gender pay gap.
	The average remuneration of directors and managers, including variable remuneration, allowances, compensation, payments into long-term savings plans and any other payment, with a breakdown by sexes.	103	Approach to diversity and equality management.	2.6.6. Main indicators. 2.6.6.6. Remuneration indicators.
		102-35	Governance: remuneration policies.	2.6.5.1. Attraction, retention and capacity-building. > How to assess effort: remuneration policy. 5.1. Annual Report on Directors' Remuneration.
		102-36	Governance: processes for determining remuneration.	2.6.5.1. Attraction, retention and capacity-building. > How to assess effort: remuneration policy. 5.1. Annual Report on Directors' Remuneration.
		102-38	Governance: annual total compensation ratio.	2.6.6. Main indicators. 2.6.6.6. Remuneration indicators.	Information included in the Report covers the annual compensation ration for the Company's CEO. Information relating to the different countries is not published on specific confidentiality grounds.
		102-39	Governance: percentage increase in annual total compensation ratio.		The information relating to this indicator is not published on specific confidentiality grounds.
		202-1	Ratios of standard entry-level wage by gender compared to local minimum wage.	2.6.6. Main indicators. 2.6.6.6. Remuneration indicators.
	Implementation of end of employment policies.	103	Approach to employment management.	2.6.5.3. New ways of working. > Work-life balance.
	Employees with disabilities.	405-1	Diversity of governance bodies and employees.	2.6.5.2. Diversity and inclusion. > Programmes to promote diversity and inclusion. 2.6.6.2. Workforce and diversity indicators. > Diversity indicators.
Organisation of work
	Organisation of work time.	103	Approach to employment management.	2.6.5.3. New ways of working. > Work-life balance.

Consolidated Annual Report 2021	Telefónica, S. A.	287

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
	Number of hours of absenteeism.	103	Approach to employment management (quantitative data on absentee-ism).	2.6.6.1. Health and safety at work.
	Measures aimed at facilitating the life-work balance and promoting the co-responsibility of both parents.	103	Approach to employment management.	2.6.5.3. New ways of working. > Work-life balance.
Health and safety
	Health and safety conditions at work.	403-1	Occupational health and safety management system.	2.6.5.4. Occupational health, safety and well-being. > Management systems: prevention of work-related incidents and occupational diseases.
403-2	Hazard identification, risk assessment and incident investigation.	2.6.5.4. Occupational health, safety and well-being.
    > Management systems: prevention of work-related incidents and occupational diseases.
2.12.5.3. Complaint and remedy mechanisms: Channel for queries and complaints.

		403-3	Occupational health services.	2.6.5.4. Occupational health, safety and well-being. > Occupational health services. > Promotion of workers' health.
		403-5	Training of workers in occupational health and safety.	.6.5.4. Occupational health, safety and well-being. > Employee training and representation.
		403-6	Promotion of workers' health.	2.6.5.4. Occupational health, safety and well-being. > Promotion of workers' health.
		403-7	Prevention and mitigation of impacts on the health and safety of workers directly linked to business relation-ships.	2.6.5.4. Occupational health, safety and well-being. > Commitment to our suppliers.
		403-8	Coverage of the occupational health and safety management system.	2.6.5.4. Occupational health, safety and well-being. 2.6.6.1. Health and safety at work.	The information included in the Report includes only internal employees hired by Telefónica.
	Occupational accidents, in particular their frequency and severity. Occupational diseases, broken down by sex.	403-9	Injuries due to occupational accidents.	2.6.5.4. Occupational health, safety and well-being. 2.6.6.1. Health and safety at work.	The information included in the Report includes only internal employees hired by Telefónica.

Consolidated Annual Report 2021	Telefónica, S. A.	288

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
		403-10	Occupational dis-eases and illnesses.	2.6.5.4. Occupational health, safety and well-being. Direct answer: No particular incidence or risk of diseases related to the Company’s activity is apparent.	The information included in the Report includes only internal employees hired by Telefónica.
Labour relations

Consolidated Annual Report 2021	Telefónica, S. A.	289

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
	Organisation of dialogue in labour matters, including procedures to inform and consult employees and negotiate with them.	103	Approach to worker-Company relations management.	2.6.2. Governance. > Industrial relations. Social dialogue.
407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.16.5.1. Risk management. Step 1. Minimum standards required.
2.16.6.1. Risk management in 2021.
Direct answer:
During the financial year 2021, there were no transactions in which employees/suppliers' rights of freedom of association were violated.

	Percentage of employees covered by collective agreements, by country.	102-41	Collective agreements.	2.6.6.4. Collective agreements.
	The outcome of collective agreements, particularly in the sphere of occupational health and safety.	403-4	Worker participation, consultation and communication on occupational health and safety.	2.6.2. Governance. > Industrial relations. Social dialogue. 2.6.5.4. Occupational health, safety and well-being. > Employee training and representation.
	Training
	The policies implemented in the field of training.	103	Management approach to training and education.	2.6.5.1. Attraction, retention and capacity-building.
		404-2	Programmes for upgrading employee skills and transition assistance programmes.	2.6.5.1. Attraction, retention and capacity-building. 2.6.2. Governance. > Industrial relations. Social dialogue.
404-3	Percentage of employees receiving regular performance and career development reviews.	2.6.5.1. Attraction, retention and capacity-building. > Performance appraisals.	Currently, Telefónica's information systems do not
make it possible to break down information about performance reviews by sex or labour category. We are adapting the systems to be able to provide this information.

	Total number of hours of training by professional categories.	404-1	Average hours of training per year per employee.	2.6.5.1. Attraction, retention and capacity-building. 2.6.6.5. Training indicators.
	Universal accessibility of people with disabilities.	103	Diversity Management and Equal Opportunities + Non-discrimination approach.	2.6.5.2. Diversity and inclusion.
	Equality
	Measures adopted to promote equality of treatment of and opportunities for men and women.	103	Management approach to diversity, equality of opportunities and non-discrimination.	2.6.5.2. Diversity and inclusion.

Consolidated Annual Report 2021	Telefónica, S. A.	290

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
	Equality plans (Chapter III of Organic Law 3/2007, of 22 March, for the effective equality of women and men), measures adopted to promote employment, protocols against sexual harassment and gender-related harassment, the integration and universal accessibility of people with disabilities.	103	Management approach to diversity, equality of opportunities and non-discrimination.	2.6.5.2. Diversity and inclusion.
	Policy against all types of discrimination and, where appropriate, the management of diversity.	103	Management approach to diversity, equality of opportunities and non-discrimination.	2.6.5.2. Diversity and inclusion.
Human rights	Application of due diligence measures with regard to human rights. Prevention of the risks of violation of human rights and, where applicable, measures to mitigate, manage and repair possible abuses committed.	103	Management approach to the evaluation of human rights + freedom of association and collective bargaining + child labour + forced or compulsory labour.	2.16.6.1. Risk management in 2021. 2.8.5. Strategy and commitment: Telefónica’s due diligence on human rights.
		102-16	Values, principles, standards, and norms of behaviour.	2.12. Ethics and compliance.
		102-17	Mechanisms for advice and concerns about ethics.	2.12.5.3. Complaint and remedy mechanisms: Channel for enquiries and complaints. 2.12.5.6. Internal control.
		412-3	Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening.	2.8.5. Strategy and commitment: Telefónica’s due diligence on human rights.
		412-2	Employee training on human rights policies or procedures.	2.12.5.2. Training. 2.8.5. Strategy and commitment: Telefónica’s due diligence on human rights.
		412-1	Operations that have been subject to human rights reviews or impact assessments.	2.8.5. Strategy and commitment: Telefónica’s due diligence on human rights.
	Reports of cases of violation of human rights.	406-1	Incidents of discrimination and corrective actions taken.	2.12.5.3. Complaint and remedy mechanisms: Channel for enquiries and complaints.

Consolidated Annual Report 2021	Telefónica, S. A.	291

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
Promotion and fulfilment of the provisions of the fundamental conventions of the International Labour Organization related to respect for freedom of association and the right to collective bargaining.	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.16.5.1. Risk management. Step 1. Minimum standards required.
2.16.6.1. Risk management in 2021.
Direct answer:
During the financial year 2021, there were no transactions in which employees/suppliers' rights of freedom of association were violated.

The elimination of discrimination in employment and occupation.	103	Management approach to non-discrimination.	2.6.2. Governance.
     > Industrial relations. Social dialogue.
2.6.5.1. Attraction, retention and capacity-building.
     > How to assess effort: remuneration policy.
2.6.5.2. Diversity and inclusion.
     > Committed to equal opportunities.
2.8.5. Strategy and commitment.
     > Telefónica's human rights due diligence.
2.11.1. Governance.
2.12.5.3. Complaint and remedy mechanisms: channel for queries and complaints.
2.17.3. Material issues.
2.17.6. Commitment to the United Nations Global Compact.

		406-1	Incidents of discrimination and corrective actions taken.	2.12.5.3. Complaint and remedy mechanisms: channel for enquiries and complaints.
The elimination of forced or compulsory labour.	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour.	2.16.5. Strategy and commitment.
2.16.5.1. Risk management.
2.16.6.1. Risk management in 2021.
2.8.5. Strategy and commitment.
     > Telefónica's human rights due diligence.
Direct answer: There are no operations with a significant risk of child or forced labour during the financial year 2021.

Consolidated Annual Report 2021	Telefónica, S. A.	292

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
The effective abolition of child labour.	408-1	Operations and suppliers at significant risk for incidents of child labour.	2.16.5. Strategy and commitment.
2.16.5.1. Risk management.
2.16.6.1. Risk management in 2021.
2.8.5. Strategy and commitment.
     > Telefónica's human rights due diligence.
Direct answer: There were no operations with a significant risk of child or forced labour during the financial year 2021.

Corruption and bribery	Measures adopted to prevent corruption and bribery.	103	Measures adopted to prevent corruption and bribery.	2.11.1 Governance. 2.12.5. Strategy and commitment.
		102-16	Measures adopted to prevent corruption and bribery.	2.11.1 Governance. 2.12.5. Strategy and commitment.
		102-17	Measures adopted to prevent corruption and bribery.	2.12.5.3. Complaint and remedy mechanisms: channel for enquiries and complaints.
		205-1	Measures adopted to prevent corruption and bribery.	2.12.5.6 Internal control.
		205-2	Measures adopted to prevent corruption and bribery.	2.12.5.1. Compliance. 2.12.5.2. Training.
		205-3	Measures adopted to prevent corruption and bribery.	2.12.5.3. Complaint and remedy mechanisms: channel for enquiries and complaints.
	Measures to combat money laundering.	205-2	Communication and training about anti-corruption policies and procedures.	2.12.5.1. Compliance.

Consolidated Annual Report 2021	Telefónica, S. A.	293

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
	Contributions to non-profit foundations and entities.	103	Approach to anti-corruption management.
Direct answer:
Telefónica's contribution to Fundación Telefónica in 2021 totalled 56.6 million euros. 55.7 million of this amount was in cash. Contributions in kind include the transfer of the right of temporary and free usufruct in favour of Fundación Telefónica over the Espacio Escuela 42 and the donation in kind of various assets and rights for a value of 0.9 million euros. Cash payments of 57.0 million euros and in-kind contributions of 0.9 million euros were made during the financial year 2020.

Atam is an association created by Telefónica whose objective is to support people with disabilities. It is a mutually supportive and collaborative organisation. It is a non-profit entity that was incorporated more than 40 years ago and has been declared a Public Utility. It is organised as a Social Protection System for people suffering from disabilities and/or dependency. Telefónica's contribution was 7.04 million euros in 2021. In 2020, it was 7.08 million euros.

Company	Company's commitments to sustainable development
	The impact of the Company's activity on local employment and development.	103	Approach to local communities + indirect economic impacts management.	2.10. Contribution and impact on communities.
		203-1	Infrastructure investments and services supported.	2.10.2.1. Helping society thrive. Direct answer: Total Telefónica Group investment in infrastructure and applied services: 7,267 million euros (2020 figure: 5,861 million euros).
		203-2	Significant indirect economic impacts.	2.10.2.1. Helping society thrive.
		413-1	Operations with local community engagement, impact assessments, and development programmes.	2.10. Contribution and impact on communities.

Consolidated Annual Report 2021	Telefónica, S. A.	294

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
	The impact of the Company's activity on the local populations and the territory.	203-1	Infrastructure investments and services supported.	2.10.2.1. Helping society thrive. Direct answer: Total Telefónica Group investment in infrastructure and applied services: 7,267 million euros (2020 figure: 5,861 million euros).
		203-2	Significant indirect economic impacts.	2.10.2.1. Helping society thrive.
	The relations maintained with local community players and the forms of dialogue with them.	103	Approach to local communities management.	2.8.6. Progress in 2021. > Network deployment. 2.9.4. Electromagnetic fields.
		102-43	Approach to stakeholder engagement.	2.17.2. Types of engagement and relations with our stakeholders.
		413-1	Operations with local community engagement, impact assessments, and development. programmes.	2.8. Human rights.
	Association or sponsorship actions.	102-12	External initiatives.	2.13.5. Principles for the preparation of the Non-Financial Information (NFI) Statement.
		102-13	Membership of associations.	2.17.7. Collaborations with other associations.
Subcontracting and suppliers
* The inclusion in the procurement policy of social, gender equality and environmental issues.
* Consideration in relations with suppliers and subcontractors of their social and environmental responsibility.
		102-9	Supply chain.
2.16.1. Vision.
2.16.3. Policies.
2.16.4. Risks and opportunities.
2.16.5. Strategy and commitment.
2.16.5.1. Risk management.
2.16.5.2. Engagement with suppliers.
2.16.6.1. Risk management in 2021.
2.16.6.2. Engagement in 2021.

		102-10	Significant changes to the organisation and its supply chain.	2.17.4. Structure and consolidation perimeter of non-financial information.
		103	Supplier environmental assessment + supplier social assessment + acquisition practices.	2.16.5.1. Risk management.
		308-1	Supplier environmental assessment.	2.16.1. Vision. 2.16.3. Policies. 2.16.5.1. Risk management. 2.16.6.1. Risk management in 2021.
		204-1	Proportion of spending on local suppliers.	1.8.3. Advancing towards a more sustainable world. 2.16.6. Progress in 2021. 2.10.2.1. Helping society thrive.

Consolidated Annual Report 2021	Telefónica, S. A.	295

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
		414-1	Supplier social assessment.	2.16.1. Vision. 2.16.3. Policies. 2.16.5.1. Risk management. 2.16.6.1. Risk management in 2021.
	Supervision and audit systems and their results.	103	Approach to acquisition practices management.	2.16.1. Vision. 2.16.5. Strategy and commitment. 2.16.5.1. Risk management.
		414-1	New suppliers screened using social criteria.	2.16.5.1. Risk management. 2.16.6.1. Risk management in 2021.
		414-2	Negative social impacts in the supply chain and actions taken.
2.16.6.1. Risk management.
If we focus our risk analysis exclusively on the assessment of specific social impacts, given the product or service they supply, we have 784 suppliers with potential or actual significant negative social impacts.

Consumers
	Measures for the health and safety of consumers.	103	Management approach to health and safety of customers + marketing and labelling + customer privacy.
2.8.6. Progress in 2021.
     > Protection of minors.
2.9.4. Electromagnetic fields.
2.9.5. Products and services.
     > Health and safety in our products and services.
2.14.3. Responsibility to customers: our approach and performance.
2.15.2. Privacy.

		416-1	Assessment of the health and safety impacts of product and service categories.	2.9.5. Products and services. > Health and safety in our products and services.
	Complaint systems, complaints received and their resolution.	103	Management focus. Customer health and safety + marketing and labelling + customer privacy.
2.8.5. Strategy and commitment.
     > Telefónica's human rights due diligence.
2.14.3. Responsibility to customers: our approach and performance.
     > Complaints.
     > Customer defense service.
2.15.2.4. Strategy and commitment.
      > Consultation and complaint mechanisms.

		416-2	Incidents of non-compliance concerning the health and safety impacts of products and services.
2.9.5. Products and services.
     > Health and safety in our products and services.
Direct answer: During the 2021 financial year, no non-compliance was detected in relation to our quality assessments and certification of equipment and devices in any of the regions in which we operate.

Consolidated Annual Report 2021	Telefónica, S. A.	296

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
		418-1	Substantiated claims related to breaches of customer privacy and loss of customer data.	2.15.4.4. Main indicators. Direct answer: in 2021, there were 9 consultations/complaints on data protection/ privacy issues in the Responsible Business Channel (2020 data: 15 ).
Tax information
	Profit obtained country by country. Taxes on profits paid.	207-1	Fiscal approach.
2.13. Fiscal transparency.
Direct answer: details of the composition of income taxes paid for 2019 (1,054 million euros), 2020 (626 million euros) and 2021 (1,378 million euros) are included in note 25 to the Consolidated Financial Statements.

		207-2	Fiscal governance, control and risk management.
		207-3	Stakeholder engagement and management of tax concerns.
		207-4	Country-by-country reporting.
	Public subsidies received.	103	Approach to economic performance management (quantitative data on subsidies).
2.13.6. Progress in 2021.
     > Contribution to the development of local economies and finances.
Direct answer: total operating subsidies received by Telefónica in 2021 amounted to 13 million euros (17 million euros in 2020).

Other significant disclosures	European taxonomy for sustainable activities.	Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 and related Delegated Regulations	-	2.5. European taxonomy for sustainable activities.
	Other general disclosures.	102-18	Governance structure.	4.1.1. Corporate governance system. 4.4.1. Board of Directors.
		102-19	Delegation of authority.	4.1.1. Corporate governance system.
		102-20	Executive-level responsibility for economic, environmental, and social issues.	2.11.1. Governance.
		102-21	Consulting stakeholders on economic, environmental, and social issues.	2.17.2. Types of engagement and relations with our stakeholders.
		102-22	Composition of the highest governance body and its committees.	4.1.1. Corporate governance system. 4.4.1. Board of Directors.
		102-23	Chair of the highest governance body.	Direct answer: José María Álvarez-Pallete.
		102-24	Appointment and selection of the highest governance body.	4.4.1. Board of Directors

Consolidated Annual Report 2021	Telefónica, S. A.	297

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
		102-25	Conflicts of interest.	4.5.2. Conflicts of Interest.
		102-26	Role of highest governance body in setting purpose, values, and strategy.	2.11.1. Governance.
		102-27	Collective knowledge of highest governance body.	2.11.2. Culture aligned with ethical and sustainable management.
		102-28	Evaluation of the highest governance body’s performance.	4.4.1. Board of Directors.
102-29	Identifying and managing economic, environmental, and social impacts.	1.4.5. Ongoing dialogue with stakeholders.
2.9.6. Responsible design.
2.16.5.1. Risk management.
2.16.6.1. Risk management in 2021.
2.8.5. Strategy and commitment.
     > Telefónica's human rights due diligence.
2.10.2. Strategy and commitment.
     > Evaluation of our contribution and impact.
2.1.5. Environmental management system.

		102-30	Effectiveness of risk management processes.	2.11.1. Governance. 3.1. Risk management model.
		102-31	Review of economic, environmental, and social issues.	2.11.1. Governance.
		102-32	Highest governance body’s role in sustainability reporting.	2.11.1. Governance. 2.13.5. Principles for the preparation of the Non-Financial Information (NFI) Statement.
		102-33	Communicating critical concerns to the highest governance body.	2.11.1. Governance.
		102-34	Types and total number of critical concerns.	1.4.4. Materiality context.
		102-37	Stakeholders’ involvement in remuneration.	2.6.5.1. Attraction, retention and capacity-building. > How to assess effort: remuneration policy.
		102-40	List of stakeholder groups.	2.17.1. Telefónica's stakeholders.
		102-42	Identifying and selecting stakeholders.	2.17.1. Telefónica's stakeholders.
		102-43	Approach to stakeholder engagement/key topics and concerns raised.	2.17.2. Types of engagement and relations with our stakeholders.

Consolidated Annual Report 2021	Telefónica, S. A.	298

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Areas	Contents	Reporting criteria	GRI description	Reference/location 2021	GRI omissions
Business model	Description of the business model, environment, organization and structure.	102-1	Name of the Company.	Direct answer: Telefónica S.A.
		102-44	Key topics and concerns raised.	1.4.4. Materiality context.
		102-45	Entities included in the Consolidated Financial Statements.	2.17.4. Structure and consolidation perimeter of Non-Financial Information (NFI).
		102-46	Defining report content and topic boundaries.	2.17.5. Principles for the preparation of the Non-Financial Information (NFI) Statement.
		102-47	List of material topics.	1.4.4. Materiality context. 2.17.3. Material issues.
		102-48	Restatements of information.	2.17.4. Structure and consolidation perimeter of non-financial information.
		102-49	Changes in reporting.	2.17.4. Structure and consolidation perimeter of Non-Financial Information (NFI).
		102-50	Reporting period.	Direct answer: the year 2021.
		102-51	Date of most recent report.	Direct answer: February 2021.
		102-52	Reporting cycle.	Direct answer: annual.
		102-53	Contact point for questions regarding the Report.	Direct answer: Global Sustainability Department of Telefónica.
		102-54	Claims of reporting in accordance with the GRI Standards.	2.17.5. Principles for the preparation of the Non-Financial Information (NFI) Statement.
		102-55	GRI content index.	2.17.9. Compliance table, Law 11/2018 of 28 December - GRI Standards.
		102-56	External assurance.	Direct answer: external assurance carried out by PricewaterhouseCoopers Auditores, S.L.
All GRI issues related to the indicators included in this table are considered material to the Company, except 301: Materials, 303: Water and Effluents, 401: Employment. However, indicators 301-1, 301-3, 303-3, 303-5 and 401-1 are considered relevant for reporting purposes and therefore the Company provides information in this area.
The GRI Standards used in this Report correspond to the 2016 version, with the exception of the following: 207: Taxation (2019), 303: Water and Effluents (2018), 403: Occupational Health and Safety (2018) and, 306: Waste (2020).

Consolidated Annual Report 2021	Telefónica, S. A.	299

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information
2.17.10. SASB compliance table

Table 1. Sustainability disclosure and accounting metrics

Subject	SASB Code	Metrics	Telefónica's response/comments
Environmental footprint of operations(1)	TC-TL-130a.1	Total energy consumed (GJ) (electricity + fuels).	21,983,852
		Percentage of grid electricity in total energy consumption.	95%
		Percentage of renewable energy in total energy consumption.	70%
Data privacy	TC-TL-220a.1	Description of policies and practices related to behavioural advertising and customer privacy.	See chapter 2.15.2. Privacy (2.15.2.1. Governance, 2.15.2.2. Policies, 2.15.2.3. Risks and opportunities, 2.15.2.4. Strategy and commitments).
	TC-TL-220a.2	Number of customers whose information is used for secondary purposes.	In accordance with current legislation, Telefónica performs additional processing of customer data, such as anonymisation, to generate aggregate statistical information.
	TC-TL-220a.3	Total amount of monetary losses due to legal proceedings in customer privacy matters (€).	436,714
	TC-TL-220a.4	Number of requests for customer information from law enforcement agencies.	5,263,552
		Number of customers whose information was requested.	7,065,651
		Percentage resulting in disclosure.	99%
Data security	TC-TL-230a.1	Number of data breaches.	3
		Percentage involving personally identifiable information(2).	0.4%
		Number of customers affected(2).	157,217
	TC-TL-230a.2	Description of the approach to identifying and addressing data security risks, including the use of third-party cybersecurity standards.	See chapter 2.15.3. Security (2.15.3.1. Governance, 2.15.2.2. Policies, 2.15.2.3. Risks and opportunities, 2.15.2.4. Strategy and commitments).
Product end-of-life management	TC-TL-440a.1	Materials recovered through collection programmes, percentage of materials recovered that were: • Total recovered (tonnes)	14,385
		•Re-used (%)	15.6
		•Recycled (%)	84.3
		•Deposited in landfills (%)	0.1

Consolidated Annual Report 2021	Telefónica, S. A.	300

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Competitive behaviour and the open Internet	TC-TL-520a.1	Total amount of monetary losses due to legal proceedings related to anti-competitive behaviour regulations.	0
	TC-TL-520a.2 (2)	FIXED NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of own and commercially-associated content.	ADSL: 14.854 Mbps FTTH: 611.152 Mbps No differential assessment between associated and non-associated content.
		MOBILE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of own and commercially-associated content.	4G: 48.96 Mbps No differential assessment between associated and non-associated content.
		FIXED NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of non-associated content.	ADSL: 14.854 Mbps FTTH: 611.152 Mbps No differential assessment between associated and non-associated content
		MOBILE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of non-associated content.	4G: 48.96 Mbps No differential assessment between associated and non-associated content.
	TC-TL-520a.3	Description of the risks and opportunities associated with net neutrality, paid peering, zero rating and related practices.	Telefónica has defined its policy in the Digital Pact (https://www.telefonica.com/en/web/public-policy/telefonica-digital-deal).
Management of systemic risks arising from technological outages	TC-TL-550a.1 (2)	FIXED NETWORK: Average system outage frequency.	2
		MOBILE NETWORK: Average system outage frequency.	40
		FIXED NETWORK: Average duration of outage for customer.	3,78 h
		MOBILE NETWORK: Average duration of outage for customer.	0,02 h
	TC-TL-550a.2	Discussion of systems to provide unimpeded service during outages.	See chapter 2.9.3. Network quality and availability.
Notes: (1) Environmental footprint indicators do not include the operator Telefónica UK (O2). (2)Data for Telefónica Spain.
Table 2. Activity metrics

SASB Code	Metrics	Telefónica's response/comments
TC-TL-000.A	Total number of mobile accesses (millions).	278
TC-TL-000.B	Total number of fixed accesses (millions).	30
TC-TL-000.C	Number of fixed broadband connections (millions).	26
TC-TL-000.D	Network traffic in petabytes(1).	113,547
Note: (1) Excluding the operator Telefónica UK (O2).

Consolidated Annual Report 2021	Telefónica, S. A.	301

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

Telefónica, S.A. and subsidiaries

Independent verification report
Non-Financial Information Statement
31 December 2021

Consolidated Annual Report 2021	Telefónica, S. A.	302

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 5. Annual report on remuneration of the directors 6. Other information

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent verification report

To the shareholders of Telefónica, S.A.:

Pursuant to article 49 of the Code of Commerce, we have verified, with the scope of a limited assurance engagement, the accompanying Non-Financial Information Statement ("NFS") for the year ended 31 December 2021 of Telefónica, S.A. [the Parent company] and its subsidiaries (hereinafter "Telefónica" or the "Group") which forms part of Telefónica's 2021 Consolidated Management Report ("CMR").

The content of the NFS includes information additional to that required by current mercantile legislation in relation to non-financial information, which has not been covered by our verification work. In this respect, our work was limited solely to verifying the information identified in the tables: "2.17.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards" in the accompanying NFS.

Likewise, we have carried out a moderate assurance engagement of the application of the principles of inclusivity, materiality, responsiveness and impact, related to the information included in the section "1.4 Materiality" of the CMR in accordance with the provisions of the 2018 *AccountAbility Principles* Standard AA1000 (AA1000AP) issued by *AccountAbility*.

Responsibility of the Parent company's directors

The preparation of the NFS included in Telefónica's CMR and the content thereof, are the responsibility of the directors of Telefónica, S.A. The NFS has been drawn up in accordance with the provisions of current mercantile legislation and in accordance with the criteria of the *Sustainability Reporting* Standards of the Global Reporting Initiative ("GRI Standards") described in line with the Exhaustive option in accordance with the details provided for each matter in the tables: "2.17.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards"

This responsibility also includes the design, implementation and maintenance of the internal control considered necessary to allow the NFS to be free from material misstatement due to fraud or error.

The directors of Telefónica, S.A. are also responsible for defining, implementing, adapting and maintaining the management systems from which the information required to prepare the NFS is obtained, and for the application of AA1000AP (2018) principles.

Our independence and quality control

We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Consolidated Annual Report 2021	Telefónica, S. A.	303

Our firm applies International Standard on Quality Control 1 (ISQC 1) and accordingly maintains a comprehensive system of quality control, including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

The engagement team has consisted of professionals specialising in Non-financial Information reviews, specifically in information on economic, social and environmental performance.

Our responsibility

Our responsibility is to express our conclusions in a limited assurance independent verification report based on the work we have performed. We carried out our work in accordance with the requirements set out in the current International Standard on Assurance Engagements 3000 Revised, "Assurance Engagements other than Audits or Reviews of Historical Financial Information" (ISAE 3000 Revised) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) and in the Guidelines for verification engagements of the Statement of Non-Financial Information issued by the Spanish Institute of Auditors ("Instituto de Censores Jurados de Cuentas de España").

In addition, we have performed our moderate assurance engagement (type 2) in accordance with the AA1000 Assurance Standard v3 issued by *AccountAbility* in relation to the nature and extent of the organization's compliance with the principles, as well as the reliability of specific information regarding sustainability performance.

In a limited or moderate assurance engagement the procedures performed vary in nature and timing, and are less extensive, than those performed in a reasonable or high assurance engagement and, therefore, the security provided is also lower.

Our work consisted of posing questions to management as well as to the various units of Telefónica that were involved in the preparation of the NFS, of the review of the processes for compiling and validating the information presented in the NFS, and in the application of certain analytical procedures and review procedures on a sample basis, as described below:

- Meetings with Telefónica personnel to understand the business model, policies and management approaches applied, principal risks relating to these matters and to obtain the necessary information for the external review.
- Analysis of the scope, relevance and integrity of the content of the NFS for the year 2021, based on the materiality analysis carried out by Telefónica and described in section 1.4 Materiality taking into account the content required by current mercantile legislation.
- Analysis of the procedures used to compile and validate the information presented in the NFS for the year 2021.
- Review of information relating to risks, policies and management approaches applied in relation to material matters presented in the NFS for the year 2021.
- Analysis of the documentation and actions related to the application of the inclusivity, materiality, responsiveness, and impact principles of the AA1000AP (2018).
- Verification, by means of sample testing, of the information relating to the content of the NFS for the year 2021 and that it was adequately compiled using data provided by the sources of the information.

2

- Regarding the indicators on energy consumption and greenhouse gas emissions, we have reviewed that they have been verified by an independent third party in accordance with the ISO 14064-3 standards and we have evaluated the competence, capabilities and objectivity of the verification team and the adequacy of its work based on a review of the work planning activities and reports issued.

- Obtaining a management representation letter from the directors and management.

Conclusion

Based on the procedures performed in our verification and the evidence we have obtained, nothing has come to our attention that causes us to believe that:

- Telefónica's NFS for the year ended 31 December 2021 has not been prepared, in all material respects, in accordance with the provisions of current mercantile legislation and in accordance with the criteria of the GRI Standards described in line with the Exhaustive option in accordance with the details provided for each matter in the tables: "2.17.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards".

- The information included in the section "1.4. Materiality" of Telefónica's CMR, regarding the application of the principles of inclusivity, materiality, responsiveness and impact, has not been prepared, in all of their significant matters, in accordance with the provisions of the AA1000AP (2018).

Emphasis of matter

Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020, relating to the establishment of a framework to facilitate sustainable investments, establishes the obligation to disclose information on the manner and extent to which the company's activities are associated with economic activities considered to be environmentally sustainable in relation to the objectives of climate change mitigation and adaptation to climate change for the first time for the year 2021, provided that the NFS is published as from 1 January 2022. Consequently, comparative information on this matter has not been included in the accompanying NFS. In addition, information has been included in respect of the criteria that the directors of Telefónica have chosen to apply that, in their opinion, best allow compliance with the new obligation and that are defined in in section "2.5. European taxonomy of sustainable activities" of the accompanying NFS. Our conclusion is not modified in respect of this matter.

Recommendations

Regarding the observations and recommendations for improvement which have arisen from the implementation of our assurance engagement, we proceed to suggest some recommendations which seek to empower the application of the principles of inclusivity, materiality, responsiveness and the impact of the AA1000AP Standard (2018). Nevertheless, these improvements do not modify the limited or moderate nature of this assurance engagement report.

Inclusivity

During the 2021 financial year, the Group indicates to have integrated, as part of its strategy, the concept of dual materiality, focusing both on the creation of value for the company, as well as on society and the environment. Telefónica addresses this matter in the section "C. Commitment to stakeholders, including their perception of the issues identified and evaluated" which is part of the heading "1.4.2. Double materiality determination process" of its CMR, describing the way in which its main stakeholders participate in the establishment of relevant sustainability issues for the organization.

3

In line with the foregoing, it is recommended that Telefónica continues working, identifying the impacts on the affected stakeholders based on the real or potential damages or benefits for the affected parties.

In this sense, we recommend aligning the materiality process with the recommendations established in the draft of the Double Materiality guideline (*Double materiality conceptual guidelines for standard-setting*) of the EFRAG (European Financial Reporting Advisory Group).

Relevance

The proposal for a CSRD Directive (*Corporate Sustainability Reporting Directive*) by which the Non-Financial Reporting Directive 2014/95/EU would be modified incorporates the concept of dual materiality, urging entities to contemplate and provide more information on how non-financial aspects impact the entity's financial position and results ("financial materiality" or "inward impacts") as well as on how society impacts the environment in a broad sense (including social, environmental, protection of human rights, etc.) and, consequently, how the entity impacts the different interest groups ("environmental and social materiality" or "outward impacts").

Telefónica's analysis of double materiality has been carried out in four steps: identification and updating of the key issues; evaluation and prioritization; commitment to stakeholders and supervision and validation of the process that allows evaluating the impact from a global perspective, according to the impact on the value of Telefónica and the impact on society and the environment.

In this sense, it is recommended that Telefónica continues advancing and adapting to the recommendations of the proposal of the Directive mentioned above. It is advisable for Telefónica to address this double materiality analysis based on each of the relevant aspects, creating its own matrixes for each stakeholder group based on the relevant aspect identified.

Responsiveness

The dual materiality approach helps the Group to respond to relevant sustainability issues and their related impacts on its external and internal stakeholders and ensures that Telefónica's decisions, actions and performance incorporate relevant issues and their related impacts. Thanks to the creation of the diverse communication channels, action plans have been established which respond to the needs that have arisen, generating positive impacts, and minimizing their counterparts.

Responding to stakeholders in a way that addresses the specific needs, concerns and expectations of each group has become a strategic aspect for all entities. In this matter, we recommend that Telefónica identifies the communication channels and interest groups associated with relevant issues that have emerged in the double materiality analysis. By doing this, Telefónica would be able to associate specific communication channels for each indicator through a correlation exercise of the relevant aspects, the stakeholders affected and the available communication channels.

Impact

In 2021, the Key Performance Indicators (KPIs) reflected in 2020 and 2019 have been maintained, which allows us to evaluate performance in comparison to previous years.

In this sense, it is recommended that the Group continues working on the alignment of the different KPIs identified, associating them with their different interest groups, which will allow an improvement in the understanding, measurement, evaluation, and management of the organization's impacts.

4

pwc

Use and distribution

This report has been drawn up in response to the requirement established in current Spanish mercantile legislation and therefore may not be suitable for other purposes and jurisdictions.

PricewaterhouseCoopers Auditores, S.L.

Pablo Bascones Ilundáin

25 February 2022

AA1000
Licensed Report
000-42/V3-7KLGO

5

Verification Statement of AENOR for Telefónica on the Inventory of greenhouse gas emissions corresponding to the year 2021

DOSSIER: 2009/1123/GHG/01

Introducción

Telefónica (hereinafter the company) commissioned AENOR INTERNACIONAL, S.A.U. (AENOR) to make a limited revision of the inventory of greenhouse gases (GHG) of its activities included in the GHG report of 2021, which is part of this Declaration.

AENOR is accredited by Entidad Mexicana de Acreditación (OVVGEI 004/14) (issue date: 31/10/2014), update date 19/07/2021), according to ISO 14065:2013, to conduct GHG verifications according to ISO 14064-3:2006 in the Energy and Waste Sector.

Inventory of GHG emissions issued by the Organisation: Telefónica, C/ Ronda de la Comunicación, Distrito Telefónica, Madrid

Representatives of the Organisation: Maya Ormazábal Herrero/Camilo Andrés Guarín García, Climate Change and Energy Efficiency Office of Telefónica.

Telefónica was responsible for reporting its GHG emissions considered in accordance with the reference standard ISO 14064-1:2006.

Objective

The objective of the verification is to provide the interested parties with an independent and professional opinion on the information and data contained in the above mentioned GHG Report issued by Telefónica.

Scope of the Verification

The GHGs and emissions sources considered as well as the organizational boundaries from the activities of Telefónica included in the GHG inventry are described below.

The GHG inventory of the organization includes the following GHGs: CO_2, CH_4, N_2O, HFCs and HCFCs.

For the verification process, a control approach is considered, under which Telefónica accounts for emissions attributable to the operations and facilities over which it exercises operational control.

Facilities is understood as base stations, technical buildings, vehicle fleets, office buildings, call centers and stores. Under this approach, the scope of the geographic verification is established for the following countries where the Telefónica Group operates:

AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN)
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Confía

Organizational and geographic boundaries		
Europe	**Latin America**	**Telxius Group**
Spain	Argentina (fixed and mobile networks)	
Fixed and mobile networks	Brazil (fixed and mobile networks)	
Corporate Buildings	Chile (fixed and mobile networks)	
Distrito Telefónica	Colombia (fixed and mobile networks)	
Diagonal Building	Ecuador (mobile network)	
Gran Vía Building	Mexico (mobile network)	
Boecillo Building	Peru (fixed and mobile networks)	
Germany (fixed and mobile networks)	Uruguay (mobile network)	
	Venezuela (mobile network)	

Direct, indirect activities and exclusions from the verification.

- Scope 1- Direct GHG emissions
- Scope 2 – Energy indirect GHG emissions
- Scope 3- Other indirect emissions:
    - Purchased goods and services
    - Capital goods
    - Fuel- and energy-related activities (not included in scope 1 or scope 2)
    - Business travel
    - Use of sold products
    - Investments

AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN)
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Base Year

Telefónica has selected 2015 as the base year for Scope 1 and 2 and 2016 for Scope 3.

Due to a change in the organisational and geographical boundaries of the organisation, a recalculation of the base year and subsequent years for Scope 1 and 2 emissions and energy data has been carried out, so that the data are comparable.

On the other hand, due to an improvement in the Scope 3 emissions calculation methodology and a change in the organisational and geographical boundaries, a recalculation of the base year and subsequent years has been carried out, so that the data are comparable.

Materiality

For the verification it was agreed to consider as material discrepancies those omissions, distortions or errors that could be quantified and result in a difference of more than 5% with respect to the total of emissions declared.

Criteria

In general, the verification of the Greenhouse Gas Inventory Report has been carried out taking into account the requirements set out in the Greenhouse Gas Inventory Report:

a) GHG Protocol: A Corporate Accounting and Reporting Standard (Revised Edition)

b) ISO 14064-3:2006 Standard: Specification with guidance for the validation and verification of greenhouse gas assertions

AENOR expressly disclaims any responsibility for investment or other decisions based on this statement.

Conclusion

As a conclusion and according to the limited level of assurance agreed, AENOR states:

There is no evidence to suggest that Telefónica's information reported greenhouse gas emissions for the 2021 period is not a true and fair representation of the emissions from its activities.

AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN)
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Consistent with this Declaration, the emissions and energy consumption data finally verified are listed below:

Recalculated data:

Emissions data:

Emisiones t CO2e (Scope 1 y 2)	2015	2016	2017	2018	2019	2020
Scope 1: Direct GHG emissions	286.200,8	281.517,4	287.514,5	245.281,5	229.296,0	207.872,1
Scope 2: Energy indirect GHG emissions (Location-Based Method)	1.869.500,0	1.712.201,6	1.581.452,0	1.688.691,4	1.511.089,1	1.261.306,2
Scope 2: Energy indirect GHG emissions (Market-Based Method)	1.524.954,5	1.047.750,9	973.791,6	879.765,5	657.023,5	467.586,5

Emisiones t CO2e (Alcance 3)	2016	2019	2020
Scope 3: Other indirect GHG emissions (total)	2.855.543,5	2.699.717,5	2.146.226,1
○ Purchased goods and services	1.373.189,0	1.471.988,3	1.087.348,6
○ Capital goods	448.341,6	287.968,40	180.470,8
○ Fuel- and energy-related activities (not included in scope 1 or scope 2)	244.512,4	153.152,9	143.989,3

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Emisiones t CO_2e (Alcance 3)	2016	2019	2020
○ Business travel	93.639,7	66.359,9	10.153,2
○ Use of sold products	695.860,8	720.247,9	724.264,1

Energy consumption data:

Consumption	Unidad	2015	2016	2017	2018	2019	2020
Total energy consumption (MWh)	**MWh**	**6.577.766,3**	**6.366.567,2**	**6.380.440,5**	**6.454.594,7**	**6.399.655,1**	**6.269.962,1**
Total electricity consumption (MWh) + Self-generation of renewable energy (MWh)	**MWh**	**6.186.884,7**	**5.916.881,0**	**5.955.858,9**	**6.021.856,0**	**6.028.893,4**	**5.966.241,7**
Fuel and District heating (MWh)	**MWh**	**390.881,6**	**449.686,3**	**424.581,6**	**432.738,7**	**370.761,7**	**303.720,4**
Consumption of electricity from renewable sources including self-generation (MWh)	**MWh**	**980.553,4**	**2.326.746,4**	**2.408.210,3**	**2.974.667,9**	**4.236.125,2**	**4.518.038,4**
% Consumption of renewable electricity in own facilities	**Porcentaje**	**17,2%**	**44,1%**	**42,7%**	**50,4%**	**73,8%**	**78,7%**

Data Year 2021:

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Year : 2020	t CO_2e
Scope 1: Direct GHG emissions	**183.231,2**
Scope 2: Energy indirect GHG emissions (Location-Based Method)	**1.212.173,5**
Scope 2: Energy indirect GHG emissions (Market-Based Method)	**353.505,6**
Scope 3: Other indirect GHG emissions (total)	**2.105.112,6**
○ Purchased goods and services	1.153.314,5
○ Capital goods	174.729,0
○ Fuel- and energy-related activities (not included in scope 1 or scope 2)	138.675,5
○ Business travel	5.394,6
○ Use of sold products	600.045,8
○ Investments	32.953,1
Biogenic emissions	**9.020,3**
Emissions offsets	**63.018,4**
Net Emissions [Scope 1 + Scope 2(market) - Emissions offsets]	**473.718,3**
Directed actions	**68.832,9**

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AENOR
Confía

Energy consumption data:

Year: 2021	
Total energy consumption (MWh)	6.106.625,4
Total electricity consumption (MWh) + Self-generation of renewable energy (MWh)	5.815.664,8
Fuel and District heating (MWh)	290.960,7
Consumption of electricity from renewable sources including self-generation (MWh)	4.680.973,8
% Consumption of renewable electricity in own facilities	79,4%
Directed actions (MWh)	301.711,6

Directed actions:

2021 Energy Efficiency Plan: In order to optimise the energy consumption of Telefónica's communications network, different actions have been implemented, among which the following stand out:

- Network transformation
- Cooling
- Modernization of power equipment
- Lighting
- Power Saving Features
- Self-consumption

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Derived from the implementation of the 2020 Energy Efficiency Plan, a saving of **68.832,8 tCO2e** was achieved (equivalent to a saving of **301.711,6 MWh** in electricity consumption).

Lead Verifier: D. Jesús Carlos SAN MELITON SANZ

Technical Evaluator: D. Fernando SEGARRA ORERO

Firmado por 22697070A FERNANDO SEGARRA (C:A83076687) el día 19/02/2022 con un certificado emitido por AC CAMERFIRMA FOR NATURAL PERSONS - 2016

Madrid, 10th of February 2022

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Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information

Verification Statement of AENOR for Telefónica United Kingdom on the Inventory of greenhouse gas emissions corresponding to the year 2021

DOSSIER: 2009/1133/GHG/01

Introducción

Telefónica (hereinafter the company) commissioned AENOR INTERNACIONAL, S.A.U. (AENOR) to make a limited revision of the inventory of greenhouse gases (GHG) of its activities included in the GHG report of 2021, which is part of this Declaration.

AENOR is accredited by Entidad Mexicana de Acreditación (OVVGEI 004/14) (issue date: 31/10/2014), update date 10/07/2021), according to ISO 14065:2013, to conduct GHG verifications according to ISO 14064-3:2006 in the Energy and Waste Sector.

Inventory of GHG emissions issued by the Organisation: Telefónica, C/ Ronda de la Comunicación, Distrito Telefónica, Madrid

Representatives of the Organisation: Maya Ormazábal Herrero/Camilo Andrés Guarín García, Climate Change and Energy Efficiency Office of Telefónica.

Telefónica was responsible for reporting its GHG emissions considered in accordance with the reference standard GHG PROTOCOL.

Objective

The objective of the verification is to provide the interested parties with an independent and professional opinion on the information and data contained in the above mentioned GHG Report issued by Telefónica.

Scope of the Verification

The GHGs and emissions sources considered as well as the organizational boundaries from the activities of Telefónica included in the GHG inventry are described below.

The GHG inventory of the organization includes the following GHGs: CO_2, CH_4, N_2O, HFCs and HCFCs.

For the verification process, a control approach is considered, under which Telefónica accounts for emissions attributable to the operations and facilities over which it exercises operational control.

Facilities is understood as base stations, technical buildings, vehicle fleets, office buildings, call centers and stores. Under this approach, the scope of the geographic verification is established.

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Direct, indirect activities and exclusions from the verification.

- Scope 1- Direct GHG emissions
- Scope 2 – Energy indirect GHG emissions

Base Year

Telefónica has selected 2015 as the base year for Scopes 1 and 2.

Materiality

For the verification it was agreed to consider as material discrepancies those omissions, distortions or errors that could be quantified and result in a difference of more than 5% with respect to the total of emissions declared.

Criteria

In general, the verification of the Greenhouse Gas Inventory Report has been carried out taking into account the requirements set out in the Greenhouse Gas Inventory Report:

a) GHG Protocol: A Corporate Accounting and Reporting Standard (Revised Edition)

b) ISO 14064-3:2006 Standard: Specification with guidance for the validation and verification of greenhouse gas assertions

AENOR expressly disclaims any responsibility for investment or other decisions based on this statement.

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AENOR Confía

Conclusion

As a conclusion and according to the limited level of assurance agreed, AENOR states:

There is no evidence to suggest that Telefónica United Kingdom's information reported greenhouse gas emissions for the 2021 period is not a true and fair representation of the emissions from its activities.

Consistent with this Declaration, the emissions and energy consumption data finally verified are listed below:

Emissions data:

Year: 2021 (JANUARY-MAY)	t CO_2e
Scope 1: Direct GHG emissions	1.410
Scope 2: Energy indirect GHG emissions (Location-Based Method)	46.368
Scope 2: Energy indirect GHG emissions (Market-Based Method)	13.926

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Energy consumption data:

Year: 2021 (JANUARY-MAY)	
Total energy consumption (MWh)	**223.657**
Total electricity consumption (MWh) + Self-generation of renewable energy (MWh)	**218.417**
Fuel and District heating (MWh)	**5.239**
Consumption of electricity from renewable sources including self-generation (MWh)	**174.347**
% Consumption of renewable electricity in own facilities	**100%**

Lead Verifier: D. Jesús Carlos SAN MELITON SANZ

Technical Evaluator: D. Fernando SEGARRA ORERO

22697070A FERNANDO SEGARRA (C:A83076687)

Firmado digitalmente por 22697070A FERNANDO SEGARRA (C:A83076687)

Madrid, 10th of February 2022

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Consolidated Annual Report 2021	Telefónica, S. A.	313

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information

2.18. Reasonable assurance
2.18.1. Strengthening the control of Non-Financial Information
Telefónica is aware of the growing importance of reporting non-financial information to its stakeholders. This is a growing demand not only from our customers and society as a whole, but also from investors and regulators. Specifically, in Spain, the revision of the Code of Good Governance in June 2020 recommended strengthening the powers of the audit committee by assigning it the supervision of the control and management systems for non-financial risks, ensuring that the internal control policies and systems are effectively applied in practice, in line with the guidelines established in 2017 with the CNMV’s Technical Guide 3/2017.
For this reason, in 2019, Telefónica began to design the System of Internal Control over Non-Financial Information (SCIINF). The project covers risk management, control activities, information and communication processes and oversight activities for the entire non-financial reporting process. The aim is to provide a control framework for the Non-Financial Information to be reported in the Telefónica Group’s Consolidated Management Report.
This project materialised in 2020 and 2021 by obtaining a six-indicator reasonable assurance report from the external verifier, PwC:
•High-risk suppliers identified in the internal risk analysis (No.)
•High-risk suppliers assessed (%)
•Suppliers blocked due to ethical and sustainability issues (No.)
•Net Promoter Score (NPS) (%)
•Severe digital security breaches with impact on customers (No.)
•Privacy and data protection fines (No.)
As referred to in section 2.17.5. Principles for the preparation of the Non-Financial Information (NFI) Statement, Telefónica reports non-financial information according to the GRI and SASB standards and frameworks.

The reasonable assurance procedures performed by the external verifier covered the Telefónica Group’s main operators in Spain, Brazil and Germany for the purposes of the Telefónica Group Integrated Report as at 31 December 2021.
The Company will continue with the implementation of this project in order to strengthen its SCIINF.

Indicators included in Reasonable Assurance, 2021
Indicator	Value(1)
High-risk suppliers identified in the internal risk analysis (No.)	347
High-risk suppliers assessed (%)	72
Suppliers blocked due to ethical and sustainability issues (No.)	9
Net Promoter Score (NPS) (%)	27
Severe digital security breaches with impact on customers (No.)	1
Privacy and data protection fines (No.)	16
Of which the result of a security breach or incident (No.)	0
(1) Aggregate data for Telefónica Spain, Telefónica Germany, Telefónica Brazil and their subsidiaries, the scope of consolidation of which is given in Appendix I: Subsidiaries of Telefónica Group included in the report of section 2.18.1. Strengthening the control of Non-Financial Information; of the Independent reasonable assurance report..

Consolidated Annual Report 2021	Telefónica, S. A.	314

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information

Criteria for the development and reporting of indicators
High-risk suppliers identified in the internal risk analysis
Total number of suppliers awarded contracts during the reporting period that may pose a sustainability risk because they supply at least one of the products or services classified as high risk by the corporate analysis and have a significant impact on the Company's business and strategy (an award volume of more than one million euros).

A product or service classified as high risk by the Telefónica Group is one whose arithmetic mean of the variables considered in the internal analysis exceeds 6.3 points (out of 9 points), i.e. 70% of the maximum possible risk.

The global Environment and Human Rights Area, with support from Procurement, assigns a qualitative risk level to each variable for each category of products/services marketed, according to the following scores:

•High risk: 3 points
•Medium risk: 2 points
•Low risk: 1 point

The variables considered for the analysis are:

•Specific sustainability aspects in the supply chain, based on public/internal studies of the areas concerned (labour conditions, health and safety, environmental, human rights, conflict minerals, privacy and data protection and customer promise) at the time of the analysis.
•Assessment according to the possible origin of the service or product (and its components). As a reference, we use The Human Rights Index by Verisk Maplecroft, which shows the level of risk in terms of Human Rights for the different countries from which the product/service comes.

High-risk suppliers assessed
Total number of high-risk suppliers identified in the internal risk analysis and awarded contracts in the year that have been evaluated or are in the process of being evaluated on the external EcoVadis platform in relation to the total number of high-risk suppliers identified in the internal risk analysis (except suppliers in the invitation process).

EcoVadis (www.ecovadis.com) is an external provider of sustainability ratings used to evaluate and score suppliers on their sustainability performance (environment, ethics, labour practices, human rights and sustainable procurement).

Suppliers blocked due to ethical and sustainability issues
Total number of suppliers blocked in the Global Procurement System for reasons of non-compliance with ethical or sustainability aspects:

•Blocking of suppliers for reasons of non-compliance with ethical aspects: carried out through the automatic comparison of suppliers managed through Telefónica's procurement model with the Dow Jones Risk & Compliance Watchlist ('Watchlist') database. This database has information on profiles of individuals and entities in order to identify suppliers considered to be at high risk of incurring in ethical conflicts or corruption. Telefónica pre-emptively blocks all suppliers that match certain Watchlist parameters. Subsequently, the Compliance Area conducts a qualitative analysis of suppliers who have been blocked on a preventive basis, and the result of the analysis may lead to these suppliers being temporarily or permanently blocked or unblocked.

•Blocking of suppliers on the grounds of non-compliance with sustainability aspects: based on the analysis of the EcoVadis assessment, suppliers with a score of less than 25/100 are blocked.

The supplier may be blocked for non-compliance with ethical or sustainability issues identified in both the reporting year and previous years.

Consolidated Annual Report 2021	Telefónica, S. A.	315

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information

Net Promoter Score (NPS)
NPS is defined as the willingness of a Telefónica customer to recommend products/services under the Movistar, O2 and Vivo brands.

The calculation refers to the % of customers classified as promoters (score of 9 and 10) minus the % of customers classified as detractors (score from 1 to 6 included).

To obtain the % of customers in each category (promoters and detractors), a survey of a sample of customers* is carried out and then weighted to represent the reality of Telefónica’s customers in each country/segment/sub-segment.

The weighting of the NPS results is based on the following variables:
a.Global NPS: representativeness of each country’s net revenue budget in the current year.
b.Total country NPS: representativeness of each segment’s net revenue budget in the current year. The segments differ according to the reporting country. Main segments include: mass market, corporate, SME, large accounts, Blau, O2, B2P, fixed line residential, prepaid mobile, postpaid mobile.
c.Segment NPS: according to the needs of each country and to guarantee better representativeness of the sample, the shares in the study are sub-segmented according to the variables of total revenues of the previous year and accesses.

The reported NPS refers to the moving average of the last quarter of the year except for the country segments outlined below:
a.Spain: The "key accounts" segment refers to the annual moving average.
b.Brazil: The "companies" segment refers to the annual half-yearly average.
In addition, for specific cases where the required samples of a given segment are not reached, half-yearly averages are used to ensure the representativeness of the samples.
------------------------------------
*Sample size calculation:
To calculate the sample size needed in the NPS study for each of the segments, the following formula should be considered:
Where:
a.n: sample size.
b.K= 1.96 (Reliability Factor associated with a confidence level of 95%).
c.VARNPS: Variance of the NPS.
d.C.I. desired Confidence Interval.

The calculation of the variance of the NPS is given by:
Where:
•%P: the percentage of Promoters, %N: the percentage of Neutrals and %D: the percentage of Detractors.
•NPS = %P - %D

The segment level formula to be applied to calculate the standard error of the NPS is as follows:
Where:
•SE: Standard Error.
•s: standard deviation of the sample. It is also the square root of the variance.
•n: sample size.

The Standard Error for the weighted country total is calculated from the standard error of each segment and the respective segment weights:
Where:
•W: Weight of the segment in the country total.
•SE: Standard Error.

Consolidated Annual Report 2021	Telefónica, S. A.	316

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information

Serious digital security breaches with impact on customers
Total number of digital security breaches or incidents classified as serious by the Telefónica Group that have compromised the security of customers' personal data as a result of a cyber threat or attack.

A 'digital security breach or incident' is any event that has an actual adverse impact on network and information systems security and is caused by a cyber threat.

Of such events, those classified as serious (critical severity) are the ones which have a high impact for the Group company concerned and meet one of the following criteria:
•Estimated direct economic impact of more than 500,000 euros.
•Significant traditional and social media coverage, valued by the local cybersecurity team.
•Impact on the continuity of a main service (mobile or fixed telephony, Internet, etc.), affecting more than 10% of users for at least one hour.
•Affecting more than 25% of the systems.
•Relation to leakage of customer or employee data if more than 5% of the customers or employees have been affected. They may also be considered as having a high impact when, without reaching the threshold, they pose a high risk for the rights and freedoms of natural persons.
•Other (justification by the Security Officer).

A 'cyber threat' is defined as the potential cause of an unexpected incident, which may result in damage to an information asset or to the organisation, and whose action is carried out via the Internet or communication networks.

A 'cyber attack' is the materialisation of a cyber threat.

Privacy and data protection fines
Total number of definitive financial penalties for privacy and data protection matters related to customers, employees or others (e.g. potential customers, non-customer web users, etc.) awarded by a Competent Authority with no possibility of appeal under applicable local law.

Privacy and data protection fines as a result of a security breach or incident (No.)	In addition to the total number, those sanctions that meet the above definition and are also the consequence of a personal data breach are reported as a subset of the indicator called 'Privacy and data protection fines'.

A 'personal data breach' is a single event or series of unexpected or unwanted security events that have a high probability of compromising business operations and threatening information security vis-à-vis confidentiality, integrity or availability, and result in the accidental or unlawful destruction, loss or alteration or unauthorised disclosure of, or access to, personal data transmitted, stored or otherwise processed, or the unauthorised disclosure of, or access to, such data, such as those resulting from lost or stolen devices, data leakage, ransomware or unintentional communications.

Consolidated Annual Report 2021	Telefónica, S. A.	317

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information

Telefónica, S.A.

Independent reasonable assurance report
Non-financial indicators
31 December 2021

Consolidated Annual Report 2021	Telefónica, S. A.	318

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information pwc

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent reasonable assurance report

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance engagement on the non-financial indicators contained in the table "Indicators included in Reasonable Assurance 2021" in section "2.18.1 Strengthening the control of Non-Financial Information" (hereinafter "section 2.18.1") of the Consolidated Management's Report for 2021 of Telefónica, S.A. (Parent Company) and subsidiaries related to the Telefónica group companies identified in Appendix I and operating in the markets of Spain, Brazil and Germany, linked to its core business, which is mainly associated with the deployment of telecommunications networks and the management and marketing of services related to the networks (hereinafter "Telefónica's main operators"), for the year ended 31 December 2021, prepared in accordance with the "Criteria for the development and reporting of indicators", contained in section 2.18.1 and established by Telefónica S.A.

Responsibility of the directors

The directors of Telefónica, S.A. are responsible for the preparation, content and presentation of the non-financial indicators prepared in accordance with the " Criteria for the development and reporting of indicators" contained in section 2.18.1. This responsibility includes the design, implementation and maintenance of the internal control that is considered necessary to enable the non-financial indicators to be free from material misstatement, whether due to fraud or error.

Telefónica S.A.' directors are also responsible for defining, implementing, adapting, and maintaining the management systems from which the necessary information for the preparation of the non-financial indicators is obtained.

Our responsibility

Our responsibility is to issue a reasonable assurance report based on the procedures we have performed and the evidence we have obtained. We conducted our reasonable assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 Revised, "Assurance Engagements Other than Audits and Reviews of Historical Financial Information" (ISAE 3000 Revised), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance engagement, in accordance with ISAE 3000 Revised, includes obtaining an understanding of the System of Internal Control over Non-Financial Information, assessing the risk that material weaknesses in the internal control may exist, that controls are not adequately designed or operating effectively, performing such tests and evaluating the design and implementation effectiveness of such system which are based on our professional judgment, and the performance of other procedures considered to be necessary.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Consolidated Annual Report 2021	Telefónica, S. A.	319

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our opinion.

A summary of the procedures performed is described hereafter:

- Meetings and interviews with the managers and personnel of Telefónica, S.A. and the various units of Telefónica's main operators involved in the preparation of section 2.18.1 of the Consolidated Management Report, including the responsible of obtaining, validating, and compiling the information included therein.

- Analysis of the procedures and systems used to compile and validate the information presented in section 2.18.1 of the Consolidated Management Report.

- Analysis of the adaptation and presentation of the non-financial indicators to the " Criteria for the development and reporting of indicators" established by Telefónica S.A. and Telefónica's main operators, as well as the consistent application of mentioned criteria.

- Obtaining the original supporting documentation, quantitative or qualitative, obtained from the information management systems of Telefónica's main operators or from external sources, used in the preparation of the non-financial indicators.

- Performing tests in the design and effectiveness of the internal controls established in the process of compiling and validating the information included in the non-financial indicators.

- Performing substantive detailed testing on the non-financial indicators of Telefónica's main operators.

- Verification, by means of tests, based on the selection of a sample of quantitative information on the non-financial indicators of Telefónica's main operators. We have also checked that they are adequately compiled from the data supplied by the information sources of Telefónica's main operators.

- Obtainment of a management representation letter from the directors and the management of Telefónica S.A.

Our independence and quality control

We have complied with the independence requirements and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA") which is based on the fundamental principles of integrity, objectivity, professional competence, and due care, confidentiality, and professional behaviour.

Our firm applies the International Standard on Quality Control 1 (ISQC 1) and therefore has in place a global quality control system which includes documented policies and procedures related to compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

2

Opinion

In our opinion, the non-financial indicators of Telefónica's main operators for the year ended 31 December 2021 included in the table "Indicators included in Reasonable Assurance, 2021" in section 2.18.1 of the Consolidated Management's Report have been appropriately and reliably prepared, in all material respects, in accordance with the "Criteria for the development and reporting of indicators" contained in section 2.18.1 and established by Telefónica, S.A.

Use and distribution

Our report is issued solely to the directors of Telefónica S.A., in accordance with the terms of our engagement letter. We accept no responsibility to parties other than the directors of Telefónica, S.A.

This work does not constitute an account audit and is not subject to the current audit regulations in Spain and, accordingly, we do not express an audit opinion in accordance with those regulations.

PricewaterhouseCoopers Auditores, S.L.

Pablo Bascones Ilundáin

25 February 2022

3

Telefónica Spain

Telefónica Germany

- Telefónica Germny Management GmbH.
- Telefónica Deutshland Holding A.G.
- Telefónica Germany GmbH & Co. OHG.
- TGCS Rostock GmbH.
- Telefónica Germany 1.Beteiligungs GmbH.
- Wayra Deutschlad GmbH.
- TCHIBO Mobilfuk GmbH & Co. KG.
- TCHIBO Mobilfunk Beteiligungs, GmbH.
- Telefónica Deutschland Finanzierungs GmbH.
- TGCS Nürnberg GmbH.
- TGCS Bremen GmbH.
- TGCS Hamburg GmbH.
- TGCS Berlin GmbH.
- TGCS Essen & Postdam GmbH.
- Telefónica Germany Next GmbH.
- Telefónica Germany Retail GmbH.
- E-Plus Service GmbH & Co.
- AY YILDIZ Communications
- TFS Postdam GmbH.
- Telefónica Germany Zweite Mobilfunk Standortgesellschaft mbH
- Ortel Mobile GmbH.

Telefónica Brazil

- Telefónica Brasil, S.A.

Chapter 3

Risks

3.1. Risks management and control model

3.2. Risks map and risks profile

3.3. Risks factors detail

3.1. Risk management framework
GRI 103, 102-15, 102 - 30

KEY POINTS
Aligning risks with the Group's strategy is essential to achieve our objectives, contributing to value creation.
Our enterprise risk management (ERM) framework facilitates preventive action against risks, both globally and in the main Group operating businesses.
Training and involving employees in the risk management culture, encouraging them to identify risks and actively participate in their mitigation is one of the basic principles that guide risk management.
3.1.1. Introduction and reference frameworks
Telefonica has a Risk Management Framework, based on the model established by the Committee of Sponsoring Organizations of the Treadway Commision (COSO26) . This framework has been implemented homogeneously throughout the Group’s main operations, so that the Company Managers, within their scope of action, can perform a timely identification, assessment, response and monitoring of the main risks.
This model, which is inspired by best practices, facilitates the prioritization and development of coordinated actions against risks, both from a global Group perspective, and a specific focus on its main operations.
The Telefónica’s Business Principles specifically state that:

“ We establish appropriate controls to evaluate and manage all relevant risks to the Company” Extract from Responsible Business Principles of Telefónica

In this sense, the Company has a Risk Management Policy, approved by the Board of Directors, and a Corporate Risk Management Manual, both based on experience, best practices and Good Corporate Governance recommendations; contributing to the continuous improvement in business performance.
3.1.2. Risks and strategy
Telefónica Risk management remains embedded in our planning process and is fully aligned with our strategy, in line with the requirements of COSO ERM 2017.

26 COSO ERM framework, “Enterprise Risk Management -Integrating with Strategy and Performance”, released in September 2017 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO is one of the most importance reference on internal control, enterprise risk management, and fraud deterrence

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
COSO ERM Framework

“The main risks are linked to the Company´s strategic objectives”

Go to chapter 1.5 Startegy
Some of the risks most directly related to the Company's strategy relate mainly to the need for anticipation and adaptation, in an appropriate time, to constant technological changes and new forms of connectivity (e.g. IoT, "Internet of Things"), as well as changes in customer preferences in the industry.

3.1.3. Risk Management Governance

Both the Telefonica’s Business Principles and the Risk Management Policy mentioned above, establish that the entire organization has the responsibility to contribute to the identification and management of risks. For the coordination of these activities, the following roles have been established:

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Risk Management Governance

Risk owners
Risk Management Model Coordinators
Supervision of the Risk Management System
Global
Global risk owners
Audit and Control Committee
Telefónica
Risk Management Supervision
eRisk (*)
Local
OB's Steering Committees
Local risk owners
HISPAM

(*) Internal risk management tool

Supervision of the Risk management system

The Regulations of the Board of Directors of Telefónica, SA, establish that the primary duty of the Audit and Control Committee (ACC) shall be to support the Board of Directors27 in its supervisory duties, including the supervision of the risk management framework, including tax risks. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following: the types of risk facing the company; the setting of the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and the control and information systems to be used to control and manage the above-mentioned risks.
To support the Audit and Control Committee in the development of these oversight activities, a risk management function has been established, within Internal Audit, independent of the management, in order to promote, support, coordinate and monitor the implementation of the provisions of this Policy both at Group level and in its main operating businesses.
In order to ensure an adequate supervision of the Telefónica's risk management framework by the Audit and Control Committee, various sessions are held at that committee, through:

•Overall presentations on the risk management framework and the situation of the main risks, carried out by Internal Audit. Specifically, during 2021, two general presentations on risks have been made to the Audit and Control Committee of Telefónica.

•Specific presentations on the main risks by those responsible for its management. Thus, during 2021, monographic sessions have been held on Strategic Risks, as well as in the areas of Systems and Network, Supply Chain, Litigation, Privacy, Sustainability, Cybersecurity, Finance and Tax.

Furthermore, the Audit and Control Committee reports regularly on these matters to the Board of Directors.

27 The profile of the Directors and their competences in the different matters are detailed in the Annual Corporate Governance Report.

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Risk Owner

Risk owners actively participate in the risk strategy and in the important decisions about their assurance and control. To this end, each of the identified risks will be assigned a person (normally a Director) with full responsibility for the risk and its management, drawing up a plan for its assurance and control (measures to avoid, mitigate or partially transfer the risks) and effectively monitoring its evolution.

Specifically, with respect to fiscal risks, the Group's Fiscal Directorate performs the fiscal control function through the Regional Fiscal Directorates, and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in the Group's Fiscal Control Policy, approved by the Company's Board of Directors.
3.1.4. Tolerance or risk appetite

The Company has a level of risk tolerance or acceptable risk established at corporate level; which means its willingness to assume a certain level of risk, to the extent that it allows the creation of value and the development of the business, achieving an adequate balance between growth, performance and risk.
For the risk assessment, the different typology of the risks that could affect the Company is considered, as described below:

•In general, tolerance thresholds are defined for all risks, including tax risks, by combination of impact and probability of occurrence. These thresholds are updated annually based on the evolution of the main financial figures, both for the Group as a whole and for the main Telefonica companies.
•In the case of risks related to reputation, sustainability, compliance and corruption, a zero-tolerance level is established.
3.1.5. Risk management process

The risk management process takes the Company’s strategy and objectives as a reference for the identification of the main risks that could affect its achievement. The process consists of four stages, which are described below:

Risk Management Process

Risks identification

The risks are identified by the managers, taking into account both the factors that cause them and the effects they may have on the achievement of the objectives.

In this identification phase, risks associated with the strategic plan are considered, as well as potential “emerging risks”, meaning those risks that could eventually have an adverse impact on future performance; although its outcome and time horizon is uncertain and difficult to predict.

Risk assessment

The objective of the risk assessment is to establish an order of magnitude or relevance of the risks, by considering both their eventual impact and their likelihood of occurrence.
For impact purposes, both the economic impact (quantified-whenever possible -in terms of operational Cash-flow, considering OIBDA28 plus CAPEX29) and the reputational impact (from the variables used in RepTrak30 ) are considered, as well as its potential impact on compliance.

28 OIBDA: Operative Income Before Depreciations and Amortizations.
29 CAPEX: Capital Expenditure.
30 Reptrack: Model developed by the Reputation Institute that allows evaluating how different stakeholders perceive the company.

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Assessment
Other qualitative additional factors are also considered, such as the historical trend, the level of assurance or control; or the perspectives on their future evolution.
Risk response and action plans against risks
In addition to identification and assessment of the risks, the Risk Management Framework considers reasonable response and monitoring mechanisms for said risks. In this sense, it contemplates procedures to respond to the new challenges that arise through the alignment between the strategic objectives and the risks that could affect the fulfillment of such objectives.
The different types of risk response are described below:
Risk response

Global measures, mainly involving the use of financial derivatives, are undertaken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. In relation to tax risks, the main issues are identified are monitored. Likewise, for a large part of operational risks, the Group uses Multinational insurance Programs, or insurance policies negotiated locally in each country, depending on the type of risk and cover required.

Monitoring and reporting

In accordance with the different typology of risks, the monitoring and response mechanisms include global initiatives, promoted and coordinated in a homogeneous way in the main operating businesses of the Group, and / or actions specifically aimed at addressing specific risks in some companies at the local level.

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Monitoring and reporting

Business Assurance Framework

A management framework based on the existing assurance allows prioritizing and being more specific in the actions to be carried out in the area of Risk Management and Internal Control.

Business Assurance framework
3.1.6. Perspectives of the Risk Management Framework

In order to have a comprehensive model, oriented to the needs and the Group's own configuration, the ERM Framework considers a risk assessment through four complementary perspectives:

Perspectives of the Risk Management Framework

Bottom-up: it is based on the concept of Risk Self-Assessment (RSA), according to which managers are responsible for identifying and describing the specific risks of their area, as well as assessing them and defining an adequate response to them.

Top-down: this assessment is based on the cross-sectional analysis of those matters considered relevant and common to most of the Group's companies, complementing the previous bottom-up approach, thus obtaining a portfolio vision of the main risks of the Company as a whole.

Risks in Processes: support to process managers to identify and define their response to those risks that may affect the achievement of their objectives, with a transversal approach.

Risks in Projects: applicable to those internal projects of special relevance, usually related to transformation initiatives and with a transversal approach.

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3.1.7. Risk culture

In accordance with the provisions of the Telefónica's Risk Management Policy, one of the basic principles that guide this activity is: “Train and involve employees in the risk management culture, encouraging them to identify risks and actively participate in their mitigation.”
In this sense, Telefonica promotes the following actions:

•Communication: in order to spread, through the appropiate channels, the principles and values that should govern risk management, regular meetings are held with those responsible for the risk.
•Training: to promote knowledge and involvement in the aforementioned values and in the risk management framework, various training actions are carried out, including on line courses on risk management available to Company employees.

Training workshops and global awareness campaigns are developed to strengthen the risk management culture in the Company

3.1.8. Digitalization of risk management

With the aim of managing and supervising risks, a Risk Management tool and a Dashboard have been developed, which facilitate the reporting, analysis, assessment and management of risk information within Telefónica Group. These tools are common to all Group Companies that report risks, and their main features are the following:

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Continuous improvements are developed in risk management tools to improve or expand their functionalities

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3.2. Risk map
GRI 103, 102-15

KEY POINTS
The current context and the dynamic nature of technology and digitization makes us constantly face new risks and opportunities.
When identifying our risks, we also consider those emerging risks that could have an impact on the development of the Company or the sector in the long term.
Sustainability risks (ESG) are becoming increasingly relevant in our environment, considering aspects such as environmental impact, climate change or respect for human rights in our operations.

Taking as a reference the objectives identified in the Company’s Strategic Plan, the risks that could affect the achievement of these objectives are identified, both from a global perspective (main global Group areas) and a local one (local managers and the respective local Steering Committees).

An assessment of the impact and probability of the identified risks is made, which facilitates their prioritization and the definition of the response plans to mitigate them, ensuring the necessary coordination between global and local initiatives in order to face the risks.

Risk Heatmap

Strategic Plan
Global Areas
· Systems and network
· Customer
· Privacy
· Legal
· Regulation
· Strategy
· Security
· Sustainability
· Supply chain
· People
· Tax
· Finance
· Compliance
OB´s (Local Areas & Executive Committees)
Basic Risks
1
2
3
4
5
Specific Risks reported by tolerance level
+
Other minor risks at a local level
Based on the global heatmap, the main risks are disclosed
OBJECTIVES definition and ACTION PLANS execution
Associated RISKS

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3.2.1. Telefonica’s risk catalogue
In order to facilitate the risk identification process by the management of the Company, the Telefónica Group has a general risks catalogue, updated periodically, and which allows the information to be homogenized and consolidated, and to comply with the internal and external reporting requirements on the main risks.
Telefónica's risk catalogue considers the following four risk categories:

BusinessRisks
Risks related to the sector and especially to the company's strategy, such as adaptation to changing customer demands, technological innovation, competition, regulatory framework, privacy, as well as events that affect the sustainability and reputation of the company.
Operational
Risks derived from events caused by the inadequacy or failures of the network and computer systems, security, customer service, human resources, as well as operational management.
Financial
Risks derived from adverse movements in the economic environment or financial variables, and the inability of the company to meet its commitments or make its assets liquid, including tax issues.
Legal and of normative compliance
Risks related to litigation and regulatory compliance, including compliance with anti-corruption legislation.
This catalogue adapts to the evolution in the typology of the main risks, revealing a growing relevance of those risks related to intangibles and of global transcendence, such as public image, social impact of organizations or sustainability.
Evolution of the risk typology
3.2.2. Sustainability Risks (ESG) (Environmental, Social and Governance)
Telefónica's risk catalog includes risks related to the environment, social and governance aspects of the Company, including aspects such as the following:

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Related Risks Sustainability and ESG

Specifically, for climate change risk, we follow the TCFD (Task Force on Climate-related Financial Disclosures) recommendations to analyze and manage both physical and transition risks. We analyze these risks in the medium and long term, for two CO2 concentration scenarios (Representative Concentration Pathways - RCP) 2.6 and 8.5 of the IPCC (UN Intergovernmental Panel for Climate Change).

For more details, see chapter 2.2 Energy and climate change.
3.2.3 Emerging risks
In the process of identifying new risks, Telefónica also considers emerging risks.
Emerging risks are those issues identified recently and which are expected to have an adverse impact on the future development of the company or the sector in the long term; although its outcome and time horizon is still uncertain and difficult to predict.

As emerging risks to consider in a long-term scenario, the following should be highlighted:

5G Development	Data governance, automation and Artificial Intelligence	Sustainability aspects (ESG) Implementation Challenges
• 5G development: management of the roll-outs in line with the evolution of the demand, technological maturity and other factors such as regulation, marketing and environmental and/or energy considerations in their development.
• Data governance, automation and artificial intelligence: responsible use of the data, both internal of the company, and those circulating through telecommunications networks, as well as adequate automation, use and management of Artificial Intelligence capabilities.

• Sustainability (ESG) aspects implementation challenges: Regulatory bodies, investors and other interest groups are increasingly attentive to the practices of companies in environmental, social and corporate governance matters. This interest is particularly reflected in ever-increasing information requirements, both in terms of the number of indicators and the quality and guarantees of the processes associated with all non-financial or sustainability issues.

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Additionally, other emerging risks, such as diversity and the management of professional skills, are being managed at Telefónica, in line with what is described below:

Emerging issues: diversity and professional skills management
Diversity Management	Securing capabilities for the future
Need to adapt the commitment to diversity, as a key lever towards digital transformation, guaranteeing multiculturalism, the variety of gender, age, profiles with different capabilities and experiences among our professionals.	Need to acquire and evolve the necessary capabilities to execute the strategic plan of the Company, in an environment of technological disruption and shortage of digital skills in the market.
Likewise, in order to manage said emerging risks, various mitigation actions are carried out in the Company, which are detailed throughout the different sections of this Report.
Some examples are mentioned below:

•5G development: The transformation of the entire core of the communications network is being carried out, making it more sustainable through two key tools: renewable energy consumption and energy efficiency (see 2.4 Digitization and Eco Smart Services). In addition, the Energy Efficiency Plan stands out, which includes various initiatives to reduce our own emissions (see 2.2 Energy and climate change). We are also upgrading and expanding our networks to state-of-art technologies that offer ultra-broadband services (5G or fibre optics). In this sense, we set ourselves ambitious goals to continue deploying the best and most efficient connectivity (see 2.7.3.1. and 2.7.4.1. Inclusive Access).

•Data governance, automation and artificial intelligence: We consider that security must be managed within a cycle of continuous improvement, and with this aim various actions associated with privacy and security are being developed (see section 2.15 Privacy and security). Regarding the new “Responsible Design” framework, ethical principles and sustainable development criteria are incorporated into the new digital solutions (see section 2.9 Responsibility in our products and services). Various actions are also developed for the safe and responsible use of technology (see section 2.7 Digital inclusion) and regarding Human Rights (see 2.8.5.1. Telefónica's due diligence in human rights).

•Sustainability (ESG) aspects implementation challenges: To make progress on these challenges, we believe it must be managed through an internal culture including ESG factors (good governance, social and environmental), systematically linking all aspects of sustainability with long-term business value, also ensuring that each internal process or activity is consistent with this vision. For more detail, please refer to section 2.11.2. Culture aligned with ethical and sustainable management. Regarding the ever-increasing information requirements, this is reflected in the Principles for the preparation of the Non-Financial Information Statement (NFIS) (section 2.17.5) and section 1.6. Sustainable Finance

Finally, actions to mitigate emerging risks such as diversity and the management of professional skills can be seen in more detail in section 2.6 Human Capital.
3.2.4. Risks and Opportunities
We are a technological company that is at the heart of the digital revolution that we are experiencing, the telecommunications and technology market has been able to play a determining role, much more dynamic, which has placed the sector as one of the main economic engines in the new societies. The demand for technology is increasing, and there has been an increasing impact of digitization on all sectors of the economy and on people's lives.

For the telecommunications sector in general and for Telefónica in particular, there are opportunities based on:

Investment in fixed (fiber) and mobile ultra-broadband infrastructures (with the launch of 5G)	Acceleration of movements towards the digitalization of all sectors of our economy as an engine of development	Growing relevance of ESG aspects

•Investment in fixed (Fibre) and mobile ultra-broadband infrastructures (with the launch of 5G)
The imminent access of companies to new fixed (fibre-based) and mobile ultra-broadband alternatives (with the boost of 5G in the coming years) configure a future scenario based on connectivity, which implies an exponential growth in the number of connected objects and data traffic, as well as in digital services over said connectivity.

Specifically, the firm commitment to investment in fixed and mobile ultra-broadband infrastructures led by

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Telefónica in its markets is the basis on which to build the economy of the future.

We are aware that broadband is a strategic pillar to accelerate progress in achieving the Sustainable Development Goals (SDGs) and the basis for the development of new digital services that allow improving education, facilitating access to health or addressing climate change.

•Acceleration of movements towards the digitization of all sectors of our economy (education, health, entertainment, commerce, industry, etc.) as an engine of development

The telecommunications industry plays a key role for societies, as a connectivity supplier and an enabler of technological advances, collaborating in the evolution towards a more digital and sustainable world:

•In the sphere of corporations (companies of all sizes and public administrations), there has been a strong acceleration of the movement towards the digitization of the main functions, in order to meet more quickly the demands of their customers. Telefónica is strongly committed to growth in this sector through T-Tech, our unit specialized in business solutions offering the most demanded services by companies (Cloud Computing, Cybersecurity, Internet of Things, Big Data).

•For our residential customers, technology can offer a new world of possibilities, driving new solutions, services and increasingly innovative content that allow us to connect people's lives. During the last year we have witnessed a substantial increase in the use of digital services for entertainment, remote work, health, etc. In this sense, we offer new ecosystems of relevant digital services for our customers, in certain sectors (Movistar Money for financial services, Movistar Salud or Vida V for telemedicine, Movistar Prosegur Alarms for security, etc.).

•Growing relevance of Sustainability aspects (ESG)

In a context of stringent environmental regulations, the transition to a greener economy represents an opportunity for Telefónica, specifically due to the positive impact of telecommunications products and services on our customers' processes, allowing companies to save on CO2 emissions, optimize its operations, reduce waste and improve its carbon footprint.

Likewise, sustainable financing contributes to Telefónica's decarbonization strategy and its objectives to reduce emissions and energy consumption.

IoT services allow more efficient use of resources such as energy and water; with Big Data we are helping to improve traffic planning and air quality; and with drone-
based services and connectivity, we can improve the response to fires.

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3.2.5. Materialized risks
The Company tracks materialized risks. The strategy and management of Telefónica Group's activities tend to minimize the impact of materialized risks, as well as to counterbalance the negative effects of some issues with the favourable evolution of others.

During this year, the Covid-19 pandemic has had a significant impact on our risk profile, affecting various areas, although the most important aspects have been identified within a separate risk “emergence of new variants of the COVID-19” in the Risk Factors Section, which gives an overview of the related uncertainties and their impact on the Group.

In this regard and in accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, deferred tax assets or other assets, such as intangible assets and property, plant and equipment. In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated. By way of example, in 2021 impairment losses in the goodwill of Telefónica Perú were recognized for a total of 393 million euros.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized.

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3.2.6. Prioritization of Risks
The risks of Telefónica Group are prioritized based on their level of criticality, which is obtained from the combination of impact and likelihood assessments for each of them.
For public disclosure purposes, Telefonica’s risks are presented under four categories, as described above, presenting the risk factors in descending order of importance within each category, in line with the requirements of ESMA (European Securities and Markets Authority).
The detail on the main risk factors disclosed by the Company is included in the following section.

Priorization of risks

Business
Operational
Legal and Compliance
Financial
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Low
High

1. Competition and market consolidation
2. Government concessions, licenses and use of spectrum
3. Dependency on suppliers
4. Technological changes
5. Data privacy
6. Adaptation to changing customer demands and / or new ethical or social standards
7. Cybersecurity risks
8. Natural disasters, climate change and other factors may result in unanticipated network or service interruptions or quality loss
9. Economic and political environment
10. Emergence of new variants of the COVID-19
11. Impairment of goodwill, deferred tax assets or other assets
12. Levels of financial indebtedness, Group's ability to finance itself, and its ability to carry out its business plan
13. Foreign currency exchange rates and interest rates
14. Lawsuits, antitrust, tax claims and other legal proceedings
15. Compliance with anti-corruption laws and regulations and economic sanctions programmes

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3.3. Risk Factors
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.(according to the definitions included in section 3.2. above).
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks related to the Business Activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
The reinforcement of competitors, the entry of new competitors (new players or OTTs), or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the different markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru and Argentina where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.
If Telefónica is not able to successfully face these challenges, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any such obligations, it may suffer consequences such as economic fines or, in a worst-case scenario, other measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses.

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Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, specifically through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Spain, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the 26 GHz band in December 2021. This consultation raises the possibility of assigning part of the spectrum to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment and a possible increase in spectrum prices during the auction. The auction is expected to take place during 2022.
In Latin America, several auction processes are expected in the near term: (i) in Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1,900 MHz and 2,500 MHz bands, without indicating a concrete time frame. Additionally, with regards to spectrum in the 3.5 GHz band, the Ministerio de las Tecnologías de la Información y las Comunicaciones ("MinTic") postponed the auction without indicating a specific date to start the process. Telefónica has requested MinTic to delay any spectrum auction until the review of the existing spectrum valuation methodology, in order to align costs with the spectrum value generation capacity is completed, and specific measures to avoid resource monopolization by the dominant operator are put in place; and (ii) in Peru, Telefónica del Perú S.A.A. was pre-selected for the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz and 2,300 - 2,330 MHz bands. The auction has been postponed to the end of February and further delays are foreseeable. With regards to 5G and the spectrum auction for the 3.5 GHz and 26 GHz band, the new government has not yet adopted any decision.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
With respect to Latin America:
In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") approved, on February 8, 2021, Resolution 741/2021 which sets the Regulation for the adaptation of Fixed Commuted Telephony Service ("STFC") Concessions. ANATEL is still working on the methodology for calculating the migration balance and there is a risk that consensus between the parties on the migration calculation may not be reached. In any case, if a decision is made by Telefónica not to migrate from the concession regime to the authorization regime, the STFC concession held by Telefónica will remain in force until December 31, 2025. Resolution 744/2021 of April 8, 2021 establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the Granting Authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In addition, Telefónica could lose its right to operate spectrum in the 450 MHz band, granted in certain states, if Telefónica's appeal against a decision adopted by the regulator in June 2019 is not successful. Furthermore, regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, a decision on the issue is still pending and requires a positioning from the Federal Court of Accounts.
In Peru, an arbitration process was started by the Group, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1,900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.

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In Colombia, in April 2021, the renewal of the license to use 15 MHz in the 1,900 MHz band was requested (the current license expired on October 18, 2021). On October 15, 2021, MinTic issued a resolution setting the conditions for the renewal of such license. The company has appealed such decision before the MinTic in order to reduce the amount proposed by the authority and, to this date, a resolution is pending.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica Argentina") filed a lawsuit against the Argentine State, alleging that price regulations set by DNU 690/2020 constitute a breach of a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the performance of their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit filed by Telefónica Argentina was rejected in September 2021 and the company appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended during six months or until the final decision is adopted. During this period, Telefónica will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.
During 2021, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 1,704 million euros, mainly due to the acquisition of spectrum in Brazil, the United Kingdom (before the establishment of JV VMED O2 UK), Spain and Chile (compared to 126 million euros in 2020). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the 2021 Consolidated Financial Statements: "Key regulatory issues and concessions and licenses held by the Telefónica Group".
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of December 31, 2021, the Group depended on three handset suppliers (one of them located in China) and eight network infrastructure suppliers (two of them located in China), which, together, accounted for 83% and 80%, respectively, of the aggregate value of contracts awarded in 2021 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 46% of the aggregate value of contracts awarded in 2021 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China and/or the adoption of lockdown or other restrictive measures as a result of the COVID-19 pandemic or any other crisis or pandemic, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2020 and 2021 specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the COVID-19 pandemic, as well as the potential discontinuation of use of some suppliers as a result of the U.S.-China conflict.
The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, Internet of Things (IoT), cybersecurity, big data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, requires high levels of investment. As of December 31, 2021, in Spain, fiber coverage reached 26.9 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins may be reduced or such investment could not lead to the successful development or commercialization of new products or services. To contextualize the size of the Group's investments, total research and development expenditure in 2021 was 835 million euros (959 million euros in 2020). These expenditures represented 2.1% and 2.2% of the Group's consolidated revenues in 2021 and 2020, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services, increases its exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to big data, cloud computing, cybersecurity, artificial intelligence and IoT.
The large amount of information and data that is processed throughout the Group (with approximately 369.1 million accesses associated with telecommunications services, digital products and services and Pay TV and an average number of 107,776 employees in 2021), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may increase compliance risks and costs.
One of the most important pieces of regulation for the Telefónica Group's operations in the European Union is Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), whose content has become a benchmark for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal

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could establish additional and more restrictive rules than those established in the GDPR, which may increase compliance risks and costs.
Moreover, given that the Telefónica Group operates its business on a global scale, it frequently carries out international transfers of personal data of its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area (“EEA”) that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have all the necessary legal controls in place to ensure that such international data transfers are carried out in accordance with the GDPR. However, there can be no assurance that the data transfers which took place under the framework of the EU-U.S. Privacy Shield did not result in a breach of the GDPR.
One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021. These new SCC, which entered into force on June 27, 2021, repeal the old SCC and include a novel modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCC obliges companies that are going to use them to legitimize their transfers to assess and adopt additional measures deemed appropriate for the due protection of the data transferred to the third country. This is because SCC, in general, are not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are mainly technical such as data encryption, and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool to legitimize transfers, obliges companies to replace the old SCC, as the old SCC will cease to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The entry into force of the new SCC and their novel module structure and dispositive parts to be negotiated between data exporters and importers, the possible uncertainty about their scope of application and implementation, the mandatory assessment and analysis of each international transfer and changeable local regulations of the country of destination and also the obligation to renew all agreements that include the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.
In addition, the following recent and prospective regulatory developments may be material to the Telefónica Group's operations: (i) in the United Kingdom, its exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The European Commission declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of June 28, 2021. Accordingly, entities that transfer data between both territories will not be required to adopt additional tools or measures to legitimize international transfers. The Adequacy Decision establishes an initial period of validity of four years, which may only be extended if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection. In this regard, it is worth mentioning that, since European Union regulations no longer apply in the United Kingdom, in September 2021, the United Kingdom began the appropriate public consultations to analyze the modification of its local privacy and data protection regulations with a view to updating them in the face of new technological challenges and business opportunities in the use of data. The result of this amendment could impact the Telefónica Group's business in the United Kingdom and the aforementioned international data transfers to and from the United Kingdom, either because additional regulatory restrictions or impositions are imposed that reduce the capacity for innovation and the development of new services and products, or because the European Union authorities consider that the United Kingdom is no longer a country with an adequate level of data protection, in which case the Telefónica Group may face similar challenges and risks as it is currently facing with respect to data transfers to the United States or other territories not declared as having an adequate level of protection; and (ii) in Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reais (approximately 8 million euros based on the exchange rate as of December 31, 2021) per infraction, which may increase compliance risks and costs.
Furthermore, in the case of Ecuador, the Organic Law on Data Protection has entered into force, although the effectiveness of the sanctioning regime is postponed for a two-year adaptation period and, in other countries of Latin America where the Group operates, such as Argentina and Chile, there are regulatory proposals to bring regulation more in line with the provisions set forth

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in the GDPR, which may increase compliance risks and costs.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.
Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros and 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offer of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart Wi-Fi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group's Pay TV service, the Group's revenues and margins could be affected.
In the development of all these initiatives it is also necessary to take into account several factors: first, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operational Risks.
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services, such as mobile Internet or Pay TV services, are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision by the Group of products and services to customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the

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cloud. As a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators were reviewed and strengthened, but no assurance can be provided that such security measures will be entirely effective.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and Cloud Computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data or disrupt the Group's operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include: (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised for ransomware deployment (through malicious software that encrypts business data); (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them. While none of these incidents had material consequences, this may change in the future.
Some of the main measures adopted by the Telefónica Group to mitigate these risks are early vulnerabilities detection, access control measures, proactive log review of critical systems, network segregation in zones and the deployment of protective systems such as firewalls, intrusion prevention systems and virus scanners among other physical and logical security measures. In the event that preventive and control measures do not prevent all damage to systems or data, backup systems are designed to provide for the full or partial retrieval of information.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures, such as those referred to above, as defined in its digital security strategy, it cannot guarantee that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.
Natural disasters, climate change and other factors beyond the Group's control may result in unanticipated network or service interruptions or quality loss.
Unforeseen service interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. In addition, these changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, the Company, and may have a negative impact on the Group's operations results. The Company analyzes these risks in accordance with the recommendations of the TCFD (Task force on Climate-related financial disclosures).
Network or service interruptions or quality loss could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, and the growing geopolitical tensions, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

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As of December 31, 2021 and 2020, the contribution of each segment to Telefónica Group's total assets was as follows: Telefónica Spain 22.9% (22.9% in 2020), VMED O2 UK 11.1% (the former Telefónica United Kingdom 12.6% in 2020), Telefónica Germany 18.3% (19.3% in 2020), Telefónica Brazil 19.7% (19.1% in 2020) and Telefónica Hispam 14.3% (14.3% in 2020). Additionally, net assets (calculated as total assets minus total liabilities) of Telefónica Hispam represented 4.6% of the total net assets of Telefonica Group as of December 31, 2021 (11.0% in 2020) (see Note 4 to the Consolidated Financial Statements). Part of these assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2021 and 2020.
The main risks are detailed by geography below:
In Europe, there are several risks of both an economic and health nature. Among the latter, and although the region has set an example in the advancement of vaccination, there is the possibility, as is currently the case, of a new outbreak of the COVID-19 pandemic due to the emergence of new variants of COVID-19 that are more contagious or resistant to the developed vaccines. Among the economic risks, there is the negative impact of this new health emergency situation, but also the consequences of an excessive tightening of financing conditions, both for the private and public sectors, with a negative impact on disposable income that could even lead to episodes of financial stress. The catalyst for this scenario could be either global factors stemming from the impact of the recent rise in inflation and the consequences of the normalization of U.S. monetary policy, or domestic factors such as a worsening of fiscal sustainability in a European country, which would affect the economic conditions of the countries in which Telefónica operates.
•Spain: there are several local sources of risks. One of them stems from the uncertainty regarding the execution of the Next Generation European funds (NGEU) and the necessary reforms (labor and pensions among the most important) in order to continue accessing them, given the high level of parliamentary fragmentation and the lack of agreement on key issues. Secondly, there is a risk that the effects of the COVID-19 pandemic could have a more persistent negative economic impact than expected in the event that, for example, supply chains disruptions and high commodity prices prolong the inflationary episode with a deeper impact on household incomes. Third, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, any situation of protectionist backlash could have significant implications. Lastly, the high public debt levels accumulated are an additional risk in the event of financial stress.
•Germany: In the short term, the main risk factor is related to the COVID-19 pandemic and its effects. The persistence of bottlenecks in the supply of raw materials and intermediate goods in the manufacturing sector could continue to limit the expansion of economic activity. Another risk factor is the uncertainty arising from the new government in the short term, not only in terms of policies but also in terms of its ability to execute on its ambitious climate goals. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could significantly reduce international trade, with a consequent impact on the country's potential growth, which is highly dependent on exports. In addition, long-term challenges remain, such as the aging of the population, in a context where the drivers of growth are showing a worrying stagnation.
•United Kingdom: in the short term, rising prices due to continued supply disruptions, together with a labor market showing signs of tightening, could lead to a faster and closer monetary tightening than expected, which would negatively affect growth. As for the medium-term, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) will entail an economic adjustment regardless of the agreement reached on the new economic and commercial relationship between the two regions. The trade and bureaucracy costs of leaving the single market and the customs union (especially those related to non-tariff barriers) could weigh on the country's net trade. In addition, there are still many gaps to be closed in the area of services (particularly, financial and professional services), and others pending renegotiation, so variables such as investment, economic activity, employment and migratory flows could be among the most affected, as well as volatility in financial markets, which could limit or condition access to capital markets. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers. The Group would also be adversely affected if the pound sterling were to depreciate. The catalyst for a depreciation, in addition to a more pressing impact from Brexit, could be doubts about the sustainability of government debt, at historically high levels following the COVID-19 impact.
In Latin America, the exchange risk is particularly notable. This risk is due to both external factors (global trade tensions, abrupt movements in commodity prices, concerns about growth, tightening US monetary policy and financial imbalances in China) and internal factors (challenges relating to controlling the COVID-19 pandemic and managing the underlying fiscal deterioration, see "Unexpected and uncertain events,

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such as the emergence of new variants of COVID-19 (coronavirus), significantly affect the Telefónica Group's operations"):
•Brazil: fiscal sustainability remains the main risk, especially after the government modified the spending cap to finance the new welfare program Auxílio Brasil, which implies a loss of credibility in fiscal prudence. Progress on structural reforms, including administration and tax system reforms, seems less likely now, which would result in lower medium- and long-term growth. In this context, a more depreciated exchange rate adds even more pressure to already high inflation and monetary policy normalization, which could negatively affect disposable income. The fact that the country's rating is below investment grade and that its internal financing needs are high, poses an added financial risk in a hypothetical scenario of global financial stress, especially in view of the recent increase in financial needs, could also have a negative impact on the evolution of the exchange rate. On the political front, the presidential elections (October 2022), which are expected to be polarized, could imply greater volatility in asset prices, including episodes of exchange rate depreciation. Finally, Brazil also faces the risk of energy rationing due to the exceptional shortage of rainfall (which has been recently alleviated in part), which has already led to a significant increase in energy prices.
•Argentina: Despite a favorable external context for the country, macroeconomic and exchange rate risks remain high. The challenges facing the economy, both internal (the ongoing process of reducing the public deficit in a context of high inflation) and external (with significant financial maturities to be refinanced in the short and medium term), increase vulnerability to episodes of financial market volatility in a scenario with limited levers for action. In addition, the worsening inflation outlook because of the exchange rate split and unsustainable price containment measures threaten Telefónica's profitability. On the political front, after the defeat of the ruling party in the mid-term elections, there is a growing need to reach consensus with other political parties in order to legislate. Otherwise, the ruling party will have no margin left but to govern the last two years of its term of office by means of Necessity and Urgency Decrees.
•Chile, Colombia and Peru: are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. The deteriorating fiscal situation resulting from
COVID-19 could have negative effects on future economic performance and social stability to the extent that fiscal consolidation drives tax reforms or adjustments in the trajectory of social spending. The acceleration of inflation threatens to be more persistent than expected, which is generating a strong reaction from central banks that could eventually lead to an excessive deterioration in local financing conditions. In political terms, there is a risk that with the arrival of the new government in Chile, which is also advancing in its particular constitutional process, there will be changes in the regulatory and normative framework that could affect the medium term.
Unexpected and uncertain events, such as the emergence of new variants of COVID-19 (coronavirus), significantly affect the Telefónica's Group operations.
Although the worst of the COVID-19 pandemic may have passed, the possibility of new outbreaks of the pandemic due to new, more contagious, virulent, and vaccine-resistant variants of COVID-19 remains. This could affect our operations as follows, among others: first, there is a possibility of further adverse supply shocks, primarily on the production side, in the form of further disruptions in supply chains, bottlenecks in the production of certain goods and/or restrictions on the transportation of goods, which could reduce aggregate supply, exerting upward pressure on price formation, or make certain products unavailable to us. Secondly, as occurred in the first months of the pandemic, it is likely that, in the face of an abrupt supply shock, households will tend to increase their savings as a precautionary measure, which could lead to falls in demand for the Company's products and services. In addition, there may be adverse income and wealth effects resulting from an eventual contraction in the level of employment and/or deterioration of the financial markets, which may lead to sharp drops in the valuation of certain assets. Finally, the appearance of new variants may lead to additional credit quality downgrades in the countries in which the Group operates, which could result in an increase in the cost of external financing and the depreciation of certain currencies (especially in emerging economies), which would adversely affect the Group’s results.
The final impact of COVID-19 on the Group's business is difficult to predict due to the high uncertainty surrounding its duration, transmission, virulence and resilience, as well as the ability of authorities to manage its impact and, more generally, societal response to both COVID-19 and government measures.
The COVID-19 pandemic contributed to the depreciation of the main Latin American currencies against the euro. The adverse exchange rates evolution adversely affected the average exchange rates used to translate the income statements of our Latin American subsidiaries from local currency to euro in 2020 in comparison with 2019, and to

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a lesser extent 2021 compared with 2020. The change in the exchange rates of the main currencies of the countries in which the Group operates against the euro is shown below:

Variation of average exchange rate
	2020 vs 2019	2021 vs 2020
Brazilian real	(24.1%)	(8.8%)
Pound sterling	(1.3%)	3.4%
New peruvian sol	(6.1%)	(13.2%)
Chilean peso	(12.9%)	0.6%
Colombian peso	(12.6%)	(5.1%)
Mexican peso	(11.5%)	1.6%
The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2021, represented 15.1% of the Group’s total assets), deferred tax assets (which as of December 31, 2021, represented 5.1% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.7% of the Group's total assets as of December 31, 2021), and property, plant and equipment (which represented 20.8% of the Group's total assets as of December 31, 2021). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated. By way of example, in 2021 impairment losses in the goodwill of Telefónica Perú were recognized for a total of 393 million euros. In 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized. In 2020 deferred tax assets corresponding to the tax Group in Spain amounting to 101 million euros were derecognized.
Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2021, the Group's gross financial debt amounted to 42,295 million euros (50,420 million euros as of December 31, 2020), and the Group's net financial debt amounted to 26,032 million euros (35,228 million euros as of December 31, 2020). As of December 31, 2021, the average maturity of the debt was 13.63 years (10.79 years as of December 31, 2020), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2021, the Group's gross financial debt scheduled to mature in 2022 amounted to 7,005 million euros, and gross financial debt scheduled to mature in 2023 amounted to 2,235 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2021. As of December 31, 2021, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 12,182 million euros (11,791 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2021, 3.2% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2022.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of

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the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
In nominal terms, as of December 31, 2021, 88% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2021: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 33 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 33 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 17 million euros for the year ended December 31, 2021. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended December 31, 2021, taking into account derivative instruments in place.
In 2021, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 2.3 percentage points and 2.7 percentage points, respectively, mainly due to the depreciation of the Brazilian real (6.5 percentage points and 8.0 percentage points, respectively, in 2020). Furthermore, translation differences in 2021 had a positive impact on the Group's equity of 4,088 million euros (negative impact of 5,801 million euros in 2020).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain litigation in Peru concerning certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
With respect to the latter, as of December 31, 2021, Telefónica Brazil maintained provisions for tax contingencies amounting to 340 million euros and provisions for regulatory contingencies amounting to 314 million euros. Although the Group considers its tax estimates to be reasonable, if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that the payment of such additional amounts will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows.
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant

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costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, licenses and authorizations revocation, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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Chapter 4

Annual Corporate Governance Report

4.2. Structure of the Property

4.3. General Shareholders' Meeting

4.4. The Organisational Structure of the Administrative Bodies

4.5. Transactions with Related Parties and Conflicts of Interest

4.6. Risk Control and Management Systems

4.8. IAGC Statistical Annex

4.9. Other information of interest

Telefónica

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4.1. Main aspects of Corporate Governance in 2021 and prospects for 2022
4.1.1. Corporate Governance System GRI 102-18, 102-19, 102-22
Telefónica’s basic corporate governance principles are set forth in its Bylaws, in the Regulations of its Board of Directors, in the Regulations for the General Shareholders’ Meeting and in certain Policies relating to this matter; particularly noteworthy, among others, are the Diversity Policy in relation to the Board of Directors and the Selection of Board Members. These regulations determine the action principles of the Board, govern its organization and operation, and set the rules of conduct of its members.
The principles underlying Telefónica’s corporate governance are the following:
a. the maximization of the value of the Company in the interest of the shareholders,
b. the essential role of the Board of Directors in the supervision of the management of the Company, and
c. transparency as regards information in relations with its stakeholders including employees, shareholders, investors and customers, among others.
As provided in its Regulations of the Board of Directors, the Board will take the necessary measures to ensure: (i) that the Company’s management team pursues the creation of value for the shareholders, (ii) that such management team is under its actual supervision, (iii) that no person or small group of persons holds a decision-making power that is not subject to checks and balances or controls, and (iv) that any shareholder receives privileged treatment compared to the others.
4.1.2. Continuous improvement of Corporate Governance
Telefónica is firmly committed to the ongoing improvement of its corporate governance framework, increasing, strengthening and consolidating best practices in this area.
In connection therewith, the Company constantly analyses and reviews its corporate governance structures and the level of compliance with the main existing good governance recommendations, considering at all times possible initiatives for improvement in the short and medium term and always keeping in mind the search for the governance formula that best defends the interests of the shareholders and the creation of value.
Within this context, and as it did throughout 2020, Telefónica has continued in 2021 to improve and strengthen its corporate governance framework by, among other measures:
i) the change in the formation of the Board of Directors and its Committees, in order to further develop the implementation of best practices and recommendations on Corporate Governance in terms of the number of Directors and composition of the Board;

ii) updating its internal regulations, in accordance with the provisions of Law 5/2021 of April 12, amending the consolidated text of the Capital Companies Act, as approved by Royal Legislative Decree 1/2010 of July 2, and other financial regulations, with regard to the promotion of long-term shareholder involvement in listed companies (Law 5/2021); and

iii) the total adaptation, due to the situation caused by COVID-19, of the holding of the General Shareholders' Meeting and the meetings of the Board of Directors and its Committees in online or mixed formats, with full effectiveness, with a very high number of meetings having been held in 2020 and 2021 using these modalities.

The details of the matters indicated in the preceding paragraphs are set out below:
Change in the composition of the Board of Directors and its Board Committees

During the financial year 2021, there have been changes in the composition of the Board of Directors, with the priority to further develop the implementation of best practices and recommendations in matters of Corporate Governance in terms of the number of Directors and formation of the Board. Similarly, the composition of some of the Board Committees has also been changed, with the aim of further strengthening and improving their performance and

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the advisement and support they provide to the Board of Directors in their respective areas, in line with international best practices and recommendations.
The changes made are as follows:

•Changes related to the composition of the Board of Directors

–The Board of Directors, at its meeting held on September 29, 2021, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, co-opted Ms María Rotondo Urcola as an Independent Director of Telefónica, S.A.

Ms María Rotondo Urcola filled the vacancy on the Board as a result of the voluntary resignation of Ms Sabina Fluxà Thienemann from her position as Director for professional reasons.

The selection of Ms Rotondo as a candidate was made upon the counsel of the external consultant Spencer Stuart, and the proposal for her appointment was based on the ability, competence, experience, professional merits and willingness of the new Director to devote the time and effort necessary for the efficient performance of her duties, considering exclusively her personal and professional characteristics. Similarly, the Nominating, Compensation and Corporate Governance Committee verified and determined that the new director did not fall under any of the circumstances envisaged in Article 529 duodecies. 4 of the Capital Companies Act, being able to perform her duties without being conditioned by relations with the company or its group, its main shareholders, or its directors, and therefore being able to hold the category of independent director.

Ms María Rotondo Urcola holds a degree in Economics and Business Administration from the Complutense University of Madrid, and has received complementary training at various institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard and Boston College, among others. She also teaches classes on Capital Markets at the Instituto de Consejeros y Administradores (ICA), and Special Operations Communication in the Master's Degree in Investor Relations at Bolsas y Mercados Españoles (BME). She is also co-director and lecturer in the Sustainability Programme at the Instituto de Empresa (IE) SYCA, where she teaches classes on corporate governance and sustainability.

She has extensive professional experience, having spent the last 10 years at Banco Santander (2006-2016) as Global Head of Telecommunications, Media and Technology at Santander Global Banking and Markets. Previously (1989-2006), at Santander Investment Sociedad de Valores y Bolsa, she was an investment analyst specialising in various sectors, in particular the telecommunications sector, Macroeconomist, and Director of European Analysis.

Accordingly, Ms Rotondo has outstanding financial, strategic and corporate governance experience and extensive knowledge of the Telecommunications sector, Media and Technology, which is of great importance to Telefónica.

–Similarly, the Board of Directors, in its meeting held on December 15, 2021, prior a favourable report by the Nominating, Compensation and Corporate Governance Committee, formally acknowledged and placed on record the voluntary resignation tendered by Mr Ignacio Moreno Martínez and Mr Jordi Gual Solé from their posts as Proprietary Directors of Telefónica, S.A. and, consequently, from all their posts on the Board of Directors and Committees of the Board, in order to enable the Company to continue to evolve in the implementation of best practices and recommendations in the field of Corporate Governance with regard to the number and composition of its Board of Directors.

Following the voluntary resignation of Mr Moreno and Mr Gual, the number of members of the Company's Board of Directors has been reduced from 17 to 15, in line with trends in Good Governance.

•Changes related to the composition of Board Committees

–Executive Commission

On January 27, 2021, the Board of Directors moved to appoint the Independent Director Mr Peter Löscher as a member of the Executive Commission of the Board of Directors.

–Audit and Control Committee

On December 15, 2021, the Board of Directors moved to appoint Ms María Rotondo Urcola as a member of the Audit and Control Committee, replacing Mr Ignacio Moreno Martínez. Therefore, this Committee is composed solely of Independent Directors.

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–Regulation and Institutional Affairs Committee

On December 15, 2021, the Board of Directors moved to appoint the Independent Directors Mr Juan Ignacio Cirac Sasturain and Ms Carmen García de Andrés as members of the Regulation and Institutional Affairs Committee, replacing Mr Ignacio Moreno Martínez and Mr Jordi Gual Solé.

Likewise, on December 15, 2021, Mr Francisco Javier de Paz Mancho was appointed Chairman of the Regulation and Institutional Affairs Committee, replacing Mr Ignacio Moreno Martínez.

–Sustainability and Quality Committee

On September 29, 2021, the Board of Directors moved to appoint Ms María Rotondo Urcola as a member of the Sustainability and Quality Committee.

Likewise, on December 15, 2021, the Board of Directors moved to appoint the Independent Director Ms María Luisa García Blanco as a member of the Sustainability and Quality Committee, replacing Mr Ignacio Moreno Martínez.

On this same date, the Sustainability and Quality Committee also moved to appoint Ms María Luisa García Blanco as Chairwoman of the Committee, replacing Mr Francisco Javier de Paz Mancho, who remains a member of the Committee.

–Strategy and Innovation Committee

On February 24, 2021, the Board of Directors moved to appoint the Independent Director Ms Claudia Sender Ramírez as a member of the Strategy and Innovation Committee, replacing Mr Peter Löscher, who ceased to be a member of the Committee.

Finally, the composition of the Nominating, Compensation and Corporate Governance Committee remains unchanged.

Update of Telefónica's Internal Regulations

•Amendments to the Corporate Bylaws and the Regulations of the General Shareholders’ Meeting

The General Shareholders' Meeting of Telefónica, S.A., at its meeting held on April 23, 2021, approved the amendment of the company's Corporate Bylaws and the Regulations of the General
Shareholders' Meeting, which had a twofold purpose:

i.Enable the possibility of holding the General Shareholders' Meeting exclusively online, under the conditions provided for by law; and

ii. Expressly regulate the possibility of granting proxies and casting votes to prior to the General Shareholders' Meeting by telephone, both mechanisms that the Company had already implemented at the General Shareholders' Meetings held on June 12, 2020 and April 23, 2021 to promote the participation of shareholders in the meeting and in response to the health crisis situation caused by COVID-19.

The amendments are explained in greater detail in following:

a.Amendment of Article 17 of the Corporate Bylaws and Article 8 of the General Meeting Regulations

The purpose of the changes made to these Corporate Bylaws was to adapt and complement the regulation on calls for the General Shareholders' Meeting in order to provide for the possibility of holding the meeting (a) in person only, (b) in person with the possibility of attending remotely, by electronic or telematic means, or (c) when there are reasons that make it advisable, and under the conditions provided for by law, exclusively by telematic means.

b. Amendment of Article 18 of the Corporate Bylaws and Article 14 of the General Meeting Regulations

The changes included in Article 18 of the Corporate Bylaws and Article 14 of the General Meeting Regulations were intended to expressly establish that the General Shareholders’ Meeting of held exclusively by telematic means shall be deemed to be held at the registered offices, in line with the provisions of Article 182 bis of the Capital Companies Act.

In addition, Article 14 of the General Meeting Regulations specifies that the documentation provided to shareholders at the time of accessing the premises where the General Meeting of Shareholders is held shall be made available to those attending telematically when they log into the application.

c. Amendment of Articles 20 and 25 of the Corporate Bylaws and Articles 13 and 22 of the Regulations of the General Shareholders' Meeting

The changes made to Articles 20 and 25 of the Corporate Bylaws and Articles 13 and 22 of the

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General Meeting Regulations were intended to expressly provide for the possibility of granting proxies and casting remote votes prior to the General Meeting by telephone, indicating that the proxy granted and the vote cast by such means in accordance with the procedure indicated in the notice of call, if any, shall be deemed to have been granted and cast, respectively, by electronic communication. It is also specified that a copy of the duly completed attendance and proxy or voting card need only be attached if the proxy is granted or the vote is cast by electronic or postal correspondence; not, therefore, if it is cast by telephone.

Likewise, some amendments are introduced in all precepts in consequence to the authorisation to hold General Shareholders' Meetings exclusively by telematic means, under the conditions provided for under law.

d. Amendment of Article 21 of the Corporate Bylaws

The purpose of the amendment of Article 21 of Corporate Bylaws was to introduce technical improvements in the regulation of remote attendance by electronic or telematic means, indicating that remote attendance at the General Shareholders' Meeting and remote electronic voting during the meeting shall be governed by the provisions of the General Shareholders' Meeting Regulations and by such other implementing rules as may be determined by the Board of Directors when the meeting is convened. It is also expressly stated that it shall be the responsibility of the Board of Directors, in compliance with the law, the Corporate Bylaws and the of the General Shareholders’ Meeting Regulations, to decide upon all procedural aspects necessary for shareholders attending remotely to exercise their rights with due guarantees. This gives the Board of Directors sufficient flexibility to adapt the regulation of telematic attendance to current legislation, the state of the art and the particular needs of Telefónica's shareholders at any given time.

e. Amendment of Article 22 of the Corporate Bylaws and Article 10 of the Regulations of the General Shareholders’ Meeting

The changes made to Article 22 of the Corporate Bylaws and Article 10 of the General Meeting Regulations are in consequence to the above amendments and are aimed at adapting the wording of the shareholders' right to information in interventions made telematically.

f. Amendment of Article 24 of the Corporate Bylaws and Article 21 of the Regulations of the General Shareholders’ Meeting

The purpose of the amendments made to these articles was to include certain technical clarifications in relation to the management functions and organisation of the General Shareholders’ Meeting that correspond to the meeting Chair, indicating that it will be the Chair who organises how the interventions will take place and, where applicable, grants the floor to shareholders who request it at the time he/she deems appropriate.

g. Amendment of Article 27 of the Corporate Bylaws

The purpose of the amendment to Article 27 of the Corporate Bylaws was to enable the notary to attend the General Meeting remotely, using the means of remote communication in real time that adequately guarantee the performance of the notarial function, in the event that the directors of the company require such intervention to take the minutes of the General Shareholders’ Meeting which is held exclusively by telematic means.

h. Amendment of Article 23 of the General Shareholders' Meeting Regulations

Finally, the amendment to Article 23 of the General Meeting Regulations was intended to clarify that communications to the notary may be made in written or electronic format.

The amendment to the Corporate Bylaws was registered in the Madrid Mercantile Register on May 19, 2021, entry number 1938, and was also made available to shareholders on the Company's website.

Likewise, the amendment to the Regulations of the General Shareholders' Meeting was notified to the Spanish Securities Market Commission (CNMV in the Spanish initials) and registered in the Madrid Mercantile Register on May 27, 2021, entry number 1940, which is also made available to shareholders through the Company's website.

•Amendment of the Board of Directors’ Regulations

Likewise, the Board of Directors, at its meeting held on June 29 and 30, 2021, and at the proposal of the Appointments, Compensation and Corporate Governance Committee (which, in accordance with the provisions of Article 3 of the Board Regulations, prepared the corresponding Justificatory Report for such purpose), approved the partial amendment of the Board of Directors’ Regulations of Telefónica, S.A.

The aforementioned amendment basically consisted of adapting it to the novelties introduced by Law 5/2021 of April 12, amending the revised text of the Capital Companies Act (Royal Legislative Decree 1/2010 of July 2) and other financial regulations, with regard to the promotion

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of long-term shareholder involvement in listed companies.

Specifically, and in relation to the aforementioned partial amendment of the Board of Directors’ Regulations, the new covenants introduced by Law 5/2021 include the following: (i) the amendment of the regime of related-party transactions applicable to listed companies, establishing new rules for their approval and reinforcing their transparency; (ii) the prohibition of appointing legal persons as directors in listed companies; and (iii) the review of the requirements for a parent company’s Audit Committee to perform the functions of the Audit Committee of its subsidiaries that are public interest entities (PIEs).

As a result, the following articles of the company's Board of Directors’ Regulations were amended:

• Firstly, Articles 5, 22, 31 and 39 were amended to update the regime for related-party transactions in line with the new regulation.

• Secondly, paragraphs 13 and 16 of section b) of Article 22, which describes the list of competences attributed to the Audit and Control Committee, were amended in relation to (i) the function of previously reporting the management report and mandatory non-financial information, in the terms established in the law and (ii) the new requirements established therein so that the Audit and Control Committee can assume the functions of the Audit Committee of its subsidiaries that are public interest entities (PIEs).

• Thirdly, considering the prohibition of appointing legal persons as directors in listed companies, Articles 10 and 32 were amended to delete references to their natural person representatives.

• Finally, a technical improvement was made to letter c) of Article 5.4, which regulates the authorisation or waiver of obligations arising from the duty of loyalty, to include a generic reference to the law and the Corporate Bylaws.

Likewise, the aforementioned amendment of the Board of Directors’ Regulations was notified to the Spanish Securities Market Commission (CNMV) and registered in the Madrid Mercantile Registry on July 29, 2021, entry number 1944, and was also made available to shareholders through the Company's website. The next General Meeting of Shareholders will also be informed of this amendment.

•Amendment of the Audit and Control Committee Regulations

The Board of Directors, at its meeting held on June 29 and 30, 2021, also approved, in coordination with the amendment of the Board of Directors’ Regulations, to partially amend those of the Audit and Control Committee in order to incorporate the changes introduced in the Board of Directors’ Regulations, essentially for the purpose of adapting them to the Capital Companies Act following its amendment by Law 5/2021.

In particular, Article 4 of the Committee's Regulations, which governs the list of functions attributed to the Audit and Control Committee, was amended for the following three purposes:

• In section xiii) of Article 4, the wording was amended to include a reference to its function of pre-reporting the management report and mandatory non-financial information, as provided for in the law.

• A new section xiv) was introduced to carry out the general function attributed to the Audit and Control Committee to report on related-party transactions prior to their approval, considering that in some cases their approval may correspond to the General Meeting or the Board of Directors, and to add the function of supervising the internal procedure established by the Company for those related-party transactions whose approval, where applicable, has been delegated by the Board of Directors reproducing the terms of the law.

• Finally, section xv) (now section xvi) was amended to adapt it to the new requirements established in the law so that the Audit and Control Committee can assume the functions of the Audit Committee of its subsidiaries that are public interest entities (PIEs).

The current version of the Regulations of the Audit and Control Committee is available for consultation on the Company's corporate website, in the Corporate Governance section under Shareholder and Investor Information (www.telefonica.com/accionistaseinversores).

•Approval of the new Directors' Remuneration Policy

The General Shareholders' Meeting of Telefónica, S.A., at its meeting held on April 23, 2021, approved the new Remuneration Policy for the Directors of Telefónica, S.A., which came into force on the date of its approval by the General Shareholders' Meeting and, will remain in force until December 31, 2023, rendering the 2019-2021 Remuneration Policy in force up to that time null and void.

The aforementioned new Remuneration Policy is in line with and maintains the principles of the previous policy approved at the 2018 General

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Shareholders' Meeting, although it does introduce some new features to update it in certain aspects in line with recent trends in corporate governance and remuneration, and to provide the Board with greater flexibility to reinforce the commitment to its shareholders, strategy alignment, value creation and the long-term sustainability of Telefónica:

a.The extension from 1 to 2 years of the retention period applicable to the shares that, in such case, are delivered under the long-term incentive plans to be granted starting from 2021, with the aim of fostering the long-term commitment of Executive Directors to the company and ensuring better alignment with shareholders and best corporate governance and market practices.

b. The retention period is extended to 3 years in case Executive Directors do not comply with the tenure requirement, thus adapting the commitment to the new recommendation 62 of the Corporate Governance Code, published in June 2020.

c. In addition, it reflects the possibility that the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may agree to grant extraordinary remuneration to Executive Directors and/or Senior Executives as a reward for their efforts and special dedication to the achievement of certain strategic milestones of the company, such as the success of certain corporate restructuring operations, provided that they generate significant added value for the company's shareholders and/or generate an economic benefit or a significant increase in equity that reinforces the long-term sustainability and growth of Telefónica. The maximum amount of this extraordinary variable remuneration is limited to 100% of the annual fixed remuneration and in no case may it exceed the maximum total remuneration allotted to executive directors set out in this policy, which is maintained with respect to that applicable in the previous policy approved in 2018.

d. The standardisation of the no-claim and clawback clauses applicable to any element of variable remuneration, promoting prudent risk management and in line with best corporate governance and market practices.

The holding of meetings by remote or mixed means due to the situation caused by COVID-19

Due to the situation caused by COVID-19, in 2020 and 2021 the Company adapted the organisation of the meetings of its Board of Directors and its Committees and its Ordinary General Shareholders’ Meeting with full effectiveness, holding them exclusively by remote or mixed means instead of with physical attendance in order to guarantee their continuity, at all times and without interruptions. The number of meetings held by the Company’s governing bodies in 2021 totalled more than 80, demonstrating the intense activity of said bodies and the Directors’ firm undertaking to perform their duties with dedication and commitment.
4.1.3. Key issues of the Board of Directors
As of December 31, 2021, key issues of the Board of Directors of Telefónica, S.A. are detailed below:

33% Women on the Board of Directors

15 Members on the Board of Directors

60% Independent Directors

0.34% total voting rights

8.50 Years - Average Director Tenure

Renewed Board of Directors since 2016
66.66% Directors

New Lead Independent Director
since December 2019
Similarly, regarding the diversity of the Board, the following aspects stand out:

% Directors with the following Knowledge and Skills
Economic/Finance	60%
Risks	53%
Innovation/Technology	47%
Engineering/Physics	27%
Legal	20%
Humanities	20%

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% Directors with Professional Experience in the following sectors
Industry	40%
Academic	33%
Banking	27%
ESG	20%
Public Administration	13%
Services	7%
Marketing	7%
NGO/Foundations	7%

Nationality
Spanish	12
English	1
Austria	1
Brazilian	1

Number of Directors with International Experience
Europe	15
Latin America	15
Asia	3
USA	4

% Women of Board
2016	11%
2017	19%
2018	18%
2019	29%
2020	29%
2021	33%

Board Diversity by Age
Over 60	6
Between 50-60	7
Under 50	2

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Likewise, shown below is the composition of the Board of Directors along with each of its Committees as of December 31, 2021. Additional information can be found in section 4 of the Annual Corporate Governance Report, and in section C of the Annual Corporate Governance Report statistical annex.

Name	Post	Board of Directors				Board Committees
		Executive	Proprietary	Independent	Other External	Executive Commission	Audit and Control	Nominating, Compensation and Corporate Governance	Sustainability and Quality	Regulation and Institutional Affairs	Strategy and Innovation
Mr. José María Álvarez-Pallete López	Chairman	X				C
Mr. Isidro Fainé Casas	Vice-Chairman		X			VC
Mr. José María Abril Pérez	Vice-Chairman		X			VC					M
Mr. José Javier Echenique Landiríbar	Vice-Chairman and Lead Independent Director			X		VC	M	C
Mr.Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	X				M
Mr. Juan Ignacio Cirac Sasturain	Member			X					M	M	M
Mr. Peter Erskine	Member				X	M		M			C
Ms. Carmen García de Andrés	Member			X			M		M	M
Ms. María Luisa García Blanco	Member			X				M	C	M
Mr. Peter Löscher	Member			X		M	C	M
Ms. Verónica Pascual Boé	Member			X							M
Mr. Francisco Javier de Paz Mancho	Member				X	M		M	M	C
Mr. Francisco José Riberas Mera	Member			X
Ms. María Rotondo Urcola	Member			X			M		M
Ms. Claudia Sender Ramírez	Member			X					M		M
C	Chairman
VC	ViceChairman
M	Member

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It also details the individual attendance of directors at meetings of the Board of Directors and each of its Committees during the year 2021.

Attendance at meetings of the Board and its Committees in 2021
Name	Board of Directors	Board Committees
		Executive Commission	Audit and Control	Nominating, Compensation and Corporate Governance	Sustainability and Quality	Regulation and Institutional Affairs	Strategy and Innovation
Mr. José María Álvarez-Pallete López	13/13	19/19
Mr. Isidro Fainé Casas	11/13	17/19
Mr. José María Abril Pérez	13/13	19/19					11/11
Mr. José Javier Echenique Landiríbar	13/13	19/19	11/11	12/12
Mr.Ángel Vilá Boix	13/13	19/19
Mr. Juan Ignacio Cirac Sasturain[1]	13/13				10/10	1/1	11/11
Mr. Peter Erskine	13/13	17/19		12/12			11/11
Ms. Carmen García de Andrés[2]	13/13		11/11		10/10	0/1
Ms. María Luisa García Blanco[3]	13/13			12/12		11/11
Mr. Peter Löscher[4]	13/13	15/16	11/11	10/12			1/1
Ms. Verónica Pascual Boé	12/13						10/11
Mr. Francisco Javier de Paz Mancho	13/13	19/19		12/12	10/10	11/11
Mr. Francisco José Riberas Mera	12/13
Ms. María Rotondo Urcola[5]	3/3				3/3
Ms. Claudia Sender Ramírez[6]	13/13				10/10		10/10
Msª Sabina Fluxà Thienemann[7]	10/10
Mr. Jordi Gual Solé[8]	13/13					10/10	10/10
Mr. Ignacio Moreno Martínez[8]	13/13		11/11		8/10	10/10
Note. The table details the attendance of directors who have personally attended the meetings of the Board of Directors or its committees, not counting the attendance of directors made by proxy.
1. Member of the Regulation and Institutional Affairs Committee from December 15, 2021.
2. Member of the Regulation and Institutional Affairs Committee from December 15, 2021.
3. Member and Chairman of the Sustainability and Quality Committee from December 15, 2021.
4. Member of the Executive Commission from January 27, 2021. Ceased to be a member of the Strategy and Innovation Committee on February 24, 2021.
5. Member of the Board of Directors and the Sustainability and Quality Committee from September 29, 2021, and also a member of the Audit and Control Committee since December 15.
6. Member of the Strategy and Innovation Committee from February 24, 2021.
7. Ceased to be a member of the Board of Directors on September 29, 2021.
8. Ceased to be members of the Board of Directors and of all the committees of which they were members on December 15, 2021.

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4.2. Structure of the Property
4.2.1. Share Capital
As of December 31, 2021, the share capital of Telefónica, S.A. was set at 5,779,048,020 euros and is divided into 5,779,048,020 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
On May 5, 2021, the share capital reduction deed was registered, for an amount of 82,896,466 euros, in which 82,896,466 own shares that were in treasury stock were redeemed, with a nominal value of 1 euro each. Following the share capital reduction, the share capital was set at 5,443,534,596 euros.
On June 22, 2021, the deed granted was registered for a paid-up capital increase in the amount of 194,518,911 euros, in which 194,518,911 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,638,053,507 euros.
On December 23, 2021, the closing statement was registered for the bonus issue of 140,994,513 euros, in which 140,994,513 ordinary shares at a par value of one euro each were issued against reserves as part of the scrip dividend shareholder remuneration. Following this issue, the share capital stood at 5,779,048,020 euros.
The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).
As of December 31, 2021, the total number of shareholders of Telefónica, S.A. amounted to 1.2 million, and the distribution by investors categories was as follows:

Investor Category	% Share Capital
Domestic Institutional	21%
Foreign Institutional	49%
Retail	30%
Treasury shares
At its meeting held on May 31, 2017, the Board of Directors of the Company approved the General Framework for Discretionary Treasury Shares Operations of Telefónica, S.A., as provided in articles 16.2 and 17.6 of Telefónica’s
Internal Rules of Conduct in Matters Relating to the Securities Markets (the “IRC”).
Such General Framework sets forth the discretionary action principles for the management of treasury shares, observing and respecting the provisions of the above-mentioned Rules, particularly as regards restrictions on price, volume and timing of the transactions.
As of the closing date of the 2021 fiscal year, the number of direct shares held as treasury shares stood at 139,329,370 (2.41% of the share capital).
As for the changes in treasury shares that occurred during the fiscal year, see Note 17 (Equity) of the Consolidated Accounts of Telefónica, S.A. for fiscal year 2021.
Furthermore, and in connection with the authorization granted to the Board of Directors by the shareholders at the General Shareholders’ Meeting to acquire the Company’s own shares, the shareholders acting at the Ordinary General Shareholders’ Meeting of Telefónica held on June 8, 2018 resolved to renew the aforementioned authorization granted by the shareholders themselves at the General Shareholders’ Meeting of May 30, 2014 for the derivative acquisition of own shares, either directly or through companies of the Group, on the terms that are literally set forth below:
"A)    To authorize, pursuant to the provisions of Section 144 et seq. of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A., either directly or through any of the subsidiaries, at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.
The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of five years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the

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Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.
B)    To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.
C)    To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on May 30, 2014."
Authorisation to increase share capital
As regards the authorizations conferred in respect of the share capital, and in addition to the authorization already described to acquire the Company’s own shares, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2021, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
Furthermore, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A., held on June 12, 2020, delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company’s Bylaws, the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.
Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum

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period of five years as from the date of adoption of the resolution.
Restrictions on the transferability of securities and/or voting rights
As for the existence of restrictions on the transfer of securities and/or voting rights, in accordance with article 26 of the Company’s Bylaws, no shareholder may exercise a number of votes exceeding 10 percent of the total share capital with voting rights existing at any time, regardless of the number of shares held, all of the foregoing with full and mandatory submission to the provisions of the Law. In determining the maximum number of votes that each shareholder may cast, only the shares held by the shareholder in question shall be computed, not including those held by other holders who have delegated their representation to that shareholder, without prejudice to the application of the same percentage limit of 10% to each of the shareholders represented individually.
The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be cast -either jointly or separately- by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or legal entity that is a shareholder, and the entity or entities, also shareholders, that the former directly or indirectly controls.
For the purposes indicated in the preceding paragraph, in order to consider the existence of a group of entities, as well as the control situations indicated above, the provisions of section 18 of the Companies Act shall apply.
Establishing in the Bylaws the maximum number of votes that may be cast by the same shareholder or by shareholders belonging to the same group (article 26 of the Bylaws) is warranted because the purpose of such measure is to establish an appropriate balance and to protect the position of minority shareholders, preventing a possible concentration of votes on a small number of shareholders, which could affect the furtherance of the corporate interest or the interest of all the shareholders as a guide for the actions of the shareholders at the General Shareholders’ Meeting. Telefónica believes that this measure does not constitute a mechanism to block public tender offers but rather a guarantee that the acquisition of control will require sufficient consensus among all the shareholders since, as is natural and may be seen from experience, potential offerors may condition their offer to the removal of such block.
In addition, and in accordance with section 527 of the Companies Act, at listed companies, bylaw provisions that directly or indirectly establish, in general terms, the maximum number of votes that may be cast by a single shareholder, companies belonging to the same group or those acting in concert with the foregoing shall cease to have effect when, following a public tender offer, the offeror has reached a percentage equal to or greater than 70 percent of the capital carrying voting rights, unless such offeror is not subject to equivalent neutralization measures or has not adopted them.
On the other hand, the provisions of Law 19/2003, of July 4, on the Legal System of Transfers of Capital and of Financial Transactions with Foreign Countries (the Law 19/2003) might also apply, which provisions establish that the Government may decide the suspension of the regime of deregulation on foreign investments set out therein in the event of acts, businesses, transactions or operations that, because of their nature, form or conditions of performance, affect or may affect activities related, even if only occasionally, to public order or activities directly related to the national defense, or activities that affect or may affect public order, public safety and public health.
In addition, account should be taken of the latest amendments to Law 19/2003 (introduced by Royal Decree-Law 8/2020 of March 17, Royal Decree-Law 11/2020 of March 31, Royal Decree-Law 34/2020 of November 17, Royal Decree-Law 12/2021 of June 24, and Royal Decree-Law 27/2021 of November 23) which, in addition to maintaining the aforementioned regime, establishes the suspension of the liberalisation regime for certain investment operations, particularly affecting foreign direct investment in Spain in certain sectors, including the telecommunications sector. This regime establishes a compulsory process, based on reasons of security, public order and public health, which implies that the closure of certain investment operations in Spain is subject to prior administrative authorisation, when the circumstances provided for in the aforementioned regulation are met.
On the other hand, the shareholders at a General Shareholders’ Meeting of Telefónica, S.A. have not resolved to adopt any neutralization measure in the event of a public tender offer in reliance on the provisions of the Securities Market Act.
4.2.2. Significant Shareholders
According to the information existing at the Company, there is no individual or legal entity that directly or indirectly, individually or jointly with others, exercises or may exercise control over Telefónica on the terms set out in section 5 of the Securities Market Act.

As of the closing date of fiscal year 2021, there are, however, certain shareholders holding interests that may be considered significant within the meaning of Royal Decree 1362/2007, of October 19, and which are the following:

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Name or corporate name of shareholder	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A. (*)	4.97	0.02	0.00	0.00	4.99
CaixaBank, S.A. (**)	4.49	0.00	0.00	0.00	4.49
BlacRock, Inc.(***)	0.00	4.32	0.00	0.16	4.48
(*) Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. for the Annual Corporate Governance Report of Telefónica, S.A. for the 2021 financial year. Furthermore, according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. owned by BBVA at December 31, 2021 amounts to 5.23% of the company's share capital.
(**) Based on information provided by CaixaBank, S.A. for the Annual Corporate Governance Report of Telefónica, S.A. for 2021.
(***) Based on the information notified by BlackRock, Inc. to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2021. Based on the Schedule 13G/A filed with the SEC, on February 4, 2022, BlackRock, Inc. beneficially owned 5.02% of Telefónica, S.A. shares (4.39% of voting rights).

Breakdown of indirect interest:

Name or corporate name of indirect owner	Name or corporate name of direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0.02	0.00	0.02
BlackRock, Inc.	BlackRock Group	4.32	0.16	4.48
It is hereby stated for the record that Telefónica is not aware of the existence of family, commercial, contractual or corporate relationships (whether significant or not arising in the ordinary course of business) among the holders of significant interests in its share capital.
Below is a description of the commercial, contractual or corporate relationships existing between the holders of significant interests and Telefónica, S.A. and/or its Group of companies (except for those of little significance or arising in the ordinary course of business):

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Name of related party	Nature of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with CaixaBank, S.A., in Telefónica Factoring España, S.A., TFP, S.A.C., Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda.,Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., Telefonica Factoring Chile, S.A. (indirectly through Telefónica Factoring España, S.A.) and Telefónica Factoring Ecuador, S.A. (indirectly through TFP, S.A.C.).
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.L.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Memorandum of understanding executed by Telefónica Digital España, S.L.U. with the aim of exploring a potential collaboration to offer loans to consumers and SME in Argentina, Colombia, and Perú.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial Collaboration Agreement signed with Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Joint venture agreement executed between Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50% joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S.

CaixaBank, S.A.	Corporate	Shareholding of CaixaBank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., TFP, S.A.C., Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda.,Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., Telefonica Factoring Chile, S.A. (indirectly through Telefónica Factoring España, S.A.) and Telefónica Factoring Ecuador, S.A. (indirectly through TFP, S.A.C.).
CaixaBank, S.A.	Corporate	Shareholding of Caixabank Payments & Consumer, E.F.C., E.P., S.A.U. (subsidiary of CaixaBank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.
CaixaBank, S.A.	Contractual	Financial Collaboration Agreement signed with CaixaBank, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.

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Similarly, below is a description of the relationships and/or positions of some of the Directors of Telefónica, S.A. with its significant shareholders:

Name or company name of related director or representative	Name of company name of related significant shareholder	Company name of the group company of the significant shareholder	Description of relationship/post
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Wholesale and Investment Banking in Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	CaixaBank, S.A.	-

Remarks
Mr. José María Abril Pérez Name or company name of the shareholder represented or that has proposed their appointment: Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas Name or company name of the shareholder represented or that has proposed their appointment: CaixaBank, S.A.
4.2.3. Directors' Shareholdings
As of December 31, 2021, the total percentage of voting rights (attributed to shares and financial instruments) held by the Board of Directors was 0.340%.
Specifically, as of such date, and as an indication of their commitment to the Company, the interest in Telefónica, S.A. held by the Executive Chairman, Mr. José María Álvarez-Pallete López and by the Chief Operating Officer, Mr. Ángel Vilá Boix, amounted to 0.066% and to 0.032% of the total voting rights, respectively.

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4.3. General Shareholders' Meeting
4.3.1. Shareholders’ Rights
The Bylaws of Telefónica, S.A. provide for a single class of shares (common shares), giving all the holders thereof identical rights. There are no non-voting shares or shares, or a loyalty vote, carrying more than one vote or with privileges in the distribution of dividends, or reinforced quorum or qualified majorities other than those established by law.
There is no provision for the shareholders at a General Shareholders´ Meeting having to approve decisions entailing an acquisition, disposition or the contribution to another company of essential assets or similar corporate transactions other than those established by law.
This section describes some of the main rights of the shareholders of the Company.
Right to receive information

The General Shareholders’ Meeting is called as much in advance as required by law, through a notice published in, at a minimum, (i) the Official Gazette of the Commercial Registry or one of the widest circulation dailies in Spain, (ii) the website of the National Securities Market Commission and (iii) the Company’s corporate website.

The notice published on the Company’s corporate website remains accessible on a continuous basis at least until the holding of the General Shareholders’ Meeting; the Board of Directors may publish notices in other media, if it deems it advisable, in order to ensure public and effective dissemination of the call to meeting.

From the date of publication of the notice of the call to the General Shareholders’ Meeting, the Company makes available to its shareholders the documents and information that must be provided to them in accordance with legal or bylaw-mandated requirements in connection with the various items included on the agenda; such items and documents are posted on the Company’s website from the above-mentioned date. Notwithstanding the foregoing, shareholders may obtain such documents and information immediately and free of charge at the Company’s registered office, and request that they be delivered or mailed to them free of charge, in the cases and on the terms established by law.
In addition, from the date of publication of the call to the General Shareholders’ Meeting and until the fifth day prior to the date set for the holding of the meeting on first call, any shareholder may request in writing such information or clarifications or ask such questions in writing as it deems relevant concerning the matters included on the Agenda of the call to meeting, or concerning the information accessible to the public that the Company may have provided to the National Securities Market Commission since the holding of the immediately preceding General Shareholders’ Meeting, or concerning the auditor’s report.
The Board of Directors will be required to provide in writing, until the day of the holding of the General Shareholders’ Meeting, the requested information or explanations, as well as to reply, also in writing, to the questions asked. The replies to the questions and to the requests for information will be sent through the Secretary of the Board of Directors by any of the members of the Board or by any person expressly authorized by the Board of Directors for such purpose.
During the holding of the General Shareholders’ Meeting, shareholders may request such information or explanations as they deem appropriate concerning the matters included on the Agenda or with respect to the information accessible to the public provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or concerning the auditor’s report. In the event that it is impossible to satisfy the shareholder’s right at that time, the Board of Directors will be required to provide such information in writing within seven days of the end of the General Shareholders’ Meeting.
The Board of Directors will be required to provide the requested information as described in the two preceding paragraphs in the manner and within the periods established by law, except in those cases where (i) such information is unnecessary for the protection of the shareholder’s rights or there are objective reasons to consider that it could be used other than for corporate purposes, or the dissemination thereof would harm the Company or its related companies; (ii) the request for information or explanations does not relate to matters included on the Agenda or, in the case of paragraph two of this subsection (Right to Receive Information), to information accessible to the public that was provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting; and (iii) it is so established in statutory or regulatory provisions. The exception described in subsection (i) above shall not apply if the information was requested by shareholders representing at least one-fourth of the share capital.
The replies to shareholders attending the General Shareholders’ Meeting from a distance electronically and simultaneously and exercising their right to receive information through such procedure shall be provided,

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where applicable, during the meeting itself, or in writing, within seven days following the General Shareholders’ Meeting.
Supplement to the call to the General Shareholders’ Meeting and right to submit new proposals for agreement
Shareholders representing at least three percent of the share capital may request that a supplement to the call to the Ordinary General Shareholders’ Meeting be published, including one or more items on the Agenda, provided the new items are accompanied by a rationale or, if appropriate, by a duly substantiated proposed resolution. In addition, and on the terms set forth in section 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the share capital may, within five days following publication of the notice of the call to meeting, submit duly substantiated proposed resolutions on matters already included or that must be included on the Agenda. Such rights shall be exercised by means of duly authenticated notice, which must be received by the Company in accordance with the provisions of the Law.
Right to attend and to appoint a proxy
Shareholders holding at least 300 shares registered in their name in the respective book-entry register five days prior to the General Shareholders’ Meeting and providing evidence thereof through the respective attendance card or certificate issued by the Company or by any of the Depositary Entities Members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) or in any other form allowed by applicable legislation may attend the General Shareholders’ Meeting called.
Any shareholder having the right to attend may be represented at the General Shareholders’ Meeting by another person, even if such person is not a shareholder. Proxies may be granted through the proxy forms printed on the attendance cards or in any other manner allowed by law, without prejudice to the provisions of the Companies Act regarding cases of representation by family members and the grant of general powers of attorney. The documents granting the proxy for the General Shareholders’ Meeting shall include instructions concerning the direction of the vote. Unless the shareholder granting the proxy expressly states otherwise, it shall be deemed that such shareholder issues precise voting instructions in favor of the proposed resolutions submitted by the Board of Directors on the matters included on the Agenda. If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting could decide on matters that, while not included on the Agenda and therefore not known on the date on which the proxy is granted, might be put to a vote at the General Shareholders’ Meeting, the proxy shall cast the vote in the direction the proxy considers best, taking into account the interest of the Company and that of the shareholder the proxy represents. The same provisions shall apply when the respective proposal or proposals submitted to a decision of the shareholders at the General Shareholders’ Meeting were not made by the Board of Directors.
It is expressly stated for the record that the notice of call of the last Ordinary General Shareholders’ Meeting expressly provided that unless the shareholder granting the proxy expressly stated otherwise, such shareholder would be deemed to issue precise instructions to vote against the respective resolution on any matter that, while not included on the Agenda and therefore not known on the date on which the proxy was granted, might be put to a vote at the General Shareholders’ Meeting.
If the proxy document does not state the specific person to whom the shareholder grants his proxy, it shall be deemed to have been granted to the Chair of the Board of Directors of the Company or to the person who may replace him as Chair of the General Shareholders’ Meeting. If the appointed proxy should be in a situation of conflict of interest regarding the vote on any of the proposals which, whether or not included on the Agenda, are submitted at the General Shareholders’ Meeting and the shareholder granting the proxy has not issued precise voting instructions, the proxy shall be deemed to have been granted to the Secretary for the General Shareholders’ Meeting.
Shareholders who are not holders of the minimum number of shares required to attend may also grant a proxy in writing with respect to such shares to a shareholder with the right to attend or form a group with other shareholders in the same situation until they have the necessary number of shares, and grant a proxy in writing to one of them.
Right to vote and adoption of resolutions
Every share present in person or by proxy at the General Shareholders’ Meeting shall entitle the holder thereof to one vote.
Resolutions shall be adopted by simple majority, meaning that proposed resolutions will be approved when the number of votes in favor of each proposal is greater than the number of votes against it (regardless of the number of blank votes and abstentions), without prejudice to the reinforced voting quorums established in the law and in the Bylaws.
Rules for amending the Company’s Bylaws
The Bylaws and Regulations for the General Shareholders’ Meeting of Telefónica confer upon the shareholders acting at a General Shareholders’ Meeting the power to approve the amendment of the Bylaws (articles 15 and 5, respectively), subject to applicable legal provisions for all other matters.

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The procedure for amending the Bylaws is established in sections 285 et seq. of the Companies Act, and must be approved at the General Shareholders’ Meeting complying with the quorum and majorities required in sections 194 and 201 of the same law. In particular, if the General Shareholders’ Meeting is summoned to deliberate on Bylaw amendments, including capital increases or reductions, on eliminating or restricting pre-emptive rights in respect of new shares and on the transformation, merger, spin-off or the global assignment of assets and liabilities and the relocation of the registered office abroad, then shareholders that own at least fifty percent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, the General Shareholders’ Meeting will be held on second call, in which case at least twenty-five percent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders that represent less than fifty percent of the subscribed capital with voting rights are present at the Meeting, either in person or by proxy, the resolutions referred to above may only be approved when two-thirds of the capital, present or represented by proxy at the Meeting, vote in favor of the resolution.
Pursuant to section 286 of the Companies Act, if the Bylaws are amended, the Directors or, if appropriate, the shareholders who made the proposal must draw up in full the text of their proposed amendment and a written report justifying the amendment, which must be made available to the shareholders when the General Shareholders’ Meeting is called to deliberate on the amendment.
Furthermore, and pursuant to section 287 of the Companies Act, the notice calling the General Shareholders’ Meeting must clearly state the items that might be amended, and note that all the shareholders are entitled to analyze the full text of the proposed amendment and the report on such amendment at the registered offices, as well as to request such documents to be delivered or sent to them free of charge.
Pursuant to section 291 of the Companies Act, when new obligations are established for the shareholders due to an amendment of the Bylaws, the resolution must be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, the provisions of section 293 of such Act shall apply.
The procedure for voting on proposed resolutions at the General Shareholders’ Meeting is regulated in section 197 bis of the Companies Act and in the internal regulations of Telefónica (in particular, article 23 of the Regulations for the General Shareholders’ Meeting). This article states, among other things, that when amendments are made to the Bylaws, each article or group of articles which is materially different will be voted on separately.
Corporate Website
Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to and content of the Company website, including information on General Shareholders’ Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the “Shareholders and Investors” section (https://www.telefonica.com/en/shareholders-investors/), which includes not only all of the information that is legally required but also information that the Company considers to be of interest.
4.3.2. Dialogue with the Shareholders
The Regulations for the General Shareholders’ Meeting and the Regulations of the Board of Directors of Telefónica devote several of their sections to governing the channels whereby relations between the Board of Directors and the shareholders of the Company (both individual shareholders and institutional shareholders and investors) are established in order to thereby ensure the greatest possible transparency in such relations. It is further expressly provided that the Board of Directors undertakes to guarantee equal treatment in its relations with the shareholders. The purpose of the Company’s actions in this area, based on the paramount standard of transparency, is the distribution of all public information generated by the Company, making it accessible to all its shareholders simultaneously and in a non-discriminatory manner, complying with their need for information and ensuring that published information satisfies the standards of quality, clarity and truthfulness.
In addition, and within this context, the Board of Directors of the Company, at its meeting held on November 25, 2015, approved the Policy on Information, Communication and Contacts with Shareholders, Institutional Investors and Proxy Advisors, the second and third edition of which was also approved by the Board at its meetings of November 4, 2019 and December 16, 2020, respectively, to include new developments and the latest trends on the matter. In the latest edition of December 16, 2020, the name of said Policy was changed to Disclosure, Contact and Engagement Policy of Telefónica, S.A. for shareholders, institutional investors and proxy advisors.
In connection therewith, and as provided in such Policy, the Board of Directors of Telefónica is the body responsible for establishing and supervising appropriate mechanisms of communication and relationship with shareholders, institutional investors and proxy advisors that fully respect the rules prohibiting market abuse and that provide similar treatment to shareholders in the same position.
Thus, the Board of Directors, acting through its corresponding decision-making bodies, endeavors to

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defend, protect and facilitate the exercise of the rights of shareholders, institutional investors and the markets in general and, in particular, their right to information, within the framework of protecting the corporate interest, which is understood as the achievement of a profitable and sustainable business over the long-term, which fosters its continuity and the maximization of the economic value of the company, all in accordance with the following principles:
a)Transparency, truthfulness, immediacy, equality and symmetry in the diffusion of economic/financial, non-financial and corporate information by dissemination thereof through the reporting and communication channels provided in this Policy, which contribute to maximizing the dissemination and quality of information available to the market, to investors and to other stakeholders.
b)Published information shall be clearly written and must be true, complete in all material respects and comply with all applicable legal requirements, such that it reasonably provides a true and fair view of the financial and nonfinancial position, the profits/losses and the business of the Company in all material respects.
c)Information shall be subjected to an internal control system of a Coordination and Control Committee, and to supervision by the Internal Audit directorate, the Audit and Control Committee, the Board of Directors and the External Auditor.
d)Encouraging the engagement within the Company of shareholders and institutional investors, particularly by providing access to information relevant to the exercise by shareholders of their rights, mainly the rights to attend and vote at the General Meeting.
e)Development of information disclosure tools that take advantage of new technology in order to communicate rapidly and effectively using economical means.
f)Compliance with applicable law, particularly the Market Abuse Regulation, and the internal rules of the Company, especially the Internal Code of Conduct for Securities Markets Issues.
Telefónica disseminates to the market and communicates to its shareholders and institutional investors and to its other stakeholder groups, its information through various channels:
•Communications to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (CNMV) and other international official bodies.
The Company sends to the CNMV all information that under applicable law is classified as privileged or material, periodic financial and non-financial information, and corporate information as required by law.
Likewise, the Company delivers each and every one of the communications that it has filed for these purposes with the CNMV to other foreign supervisory authorities and bodies in all markets on which its shares are admitted to listing. Information sent to the CNMV is immediately disseminated on the CNMV's website and is subsequently published on the Company's website.
Within this context, Telefónica mainly publishes the following financial, non-financial and corporate information: i) Communications of Inside Information and Other Relevant Information (ORI); ii) Quarterly results information; iii) Semi-annual results information; iv) Annual Information (Annual Financial Statements and Management Report, which includes the Statement of Non-financial Information, the Annual Corporate Governance Report and the Annual Report on Directors’ Remuneration, together with the External Auditor’s Report); v) the Annual Corporate Governance Report; vi) the Annual Report on Directors’ Remuneration; and vii) Annual Informational Reports (including the Universal Registration Document filed on an annual basis with the CNMV, or the 20-F report, filed with the Securities and Exchange Commission (SEC) in the United States).
•Corporate website of Telefónica.
Access routes to the Shareholders and Investors and “Shareholders’ Area” tabs of the corporate website are the following:
https://www.telefonica.com/en/shareholders-investors/
https://www.telefonica.com/en/shareholders-area/
In compliance with applicable legal provisions, the Company has a corporate website (www.telefonica.com), which is an official channel of communication to allow for the exercise by shareholders of the right to obtain information and to disseminate information of interest to investors and other stakeholders, favoring transparency, immediacy and the subsequent access to information. The information is published simultaneously in Spanish and English, with the Spanish version taking precedence in the event of any inconsistency.
Telefónica’s corporate website also provides access to the following information; i) General information regarding the Company; ii) economic/financial and non-financial information; iii) Inside Information Communications and Other Relevant Information issued by the Company; iv) Share information; v) information on corporate governance; and vi) specific information for shareholders (Shareholders’ Corner) focused solely on minority shareholders.
In particular, the presentations of annual, semi-annual and quarterly results, as well as other types of significant institutional or economic/financial presentations, are published through Telefónica’s corporate website.

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Telefónica also streams webcasts and conference calls regarding presentations of quarterly results and other significant communications for the market, allowing access to shareholders, analysts and any other persons who so desire. Virtual events are also held for minority shareholders, which are hosted on the Zona-Shareholders website.
All documents required by applicable legal provisions regarding the call to and holding of General Shareholders’ Meetings are also published on the corporate website, which promotes informed participation and the exercise of the rights to information and participation.
•General Shareholders’ Meeting.
As already mentioned in preceding paragraphs, the Board of Directors encourages informed and responsible participation by the shareholders at the General Shareholders` Meeting, and adopts such measures and guarantees as may be appropriate to ensure that the shareholders at the General Shareholders’ Meeting effectively perform their duties under the law and the Company’s corporate governance principles.
In addition, from the call to the General Shareholders’ Meeting, the shareholders can access the Office of the Shareholder, in order to resolve questions that might be raised and respond to and inform those persons who wish to take the floor.
The Office of the General Secretary of the Company, with the support of the Investor Relations, People and Sustainability Area, is responsible for maintaining ongoing contact and dialogue with proxy advisors, answering their questions regarding proposed resolutions submitted at the General Shareholders’ Meeting and providing the clarifications they deem to be required, so that their voting recommendations can be based on a real understanding of the Company and its situation.
Likewise, Telefónica must also monitor the policies and recommendations of such proxy advisers, as well as international developments and trends in corporate governance, and evaluate the recommendations and principles issued by proxy advisers in relation to corporate governance standards, taking into account the particular circumstances of the Company and its environment and, in any event, the legal provisions that may apply to the Company.
•Relationships with shareholders, institutional investors and financial analysts
The Disclosure, Contact and Engagement Policy of Telefónica, S.A. for Shareholders, Institutional investors and Proxy advisors requires the Company to inform, communicate with and respond appropriately to its shareholders and investors with transparency, truthfulness, immediacy, equality and symmetry in the dissemination of information. Telefónica communicates directly with its shareholders, institutional investors and financial analysts through the Investor Relations area.
This area, which includes the Office of the Shareholder, is in charge of and responsible for this communication, and therefore, any contact with shareholders, institutional investors or financial analysts must be channeled through it, and it will validate and coordinate any communication that it makes, whether verbal or written, requesting the participation of other areas of the Telefónica Group whose purview covers the issues for which the consultation is made, such as the Office of the General Secretary, People or Sustainability. Furthermore, the Group’s Investor Relations department will coordinate communication by the various subsidiaries with the market in order to ensure that it is proper, consistent and coherent at all times.
a) Investor Relations
In charge of continuously responding to questions and suggestions made by institutional investors and financial analysts on an individualized basis through
•An e-mail address (ir@telefonica.com).
•A telephone number (+3491 4828700) and a mailing address (Distrito Telefónica - Edificio Central Pl. 2ª C/Ronda de la Comunicación s/n 28050 Madrid).
•In addition, to provide detailed reports on the evolution, strategy and results of the Company and to answer questions from analysts and institutional investors, informational meetings and roadshows are organized at the main financial centers worldwide. These meetings are held by both Investor Relations and Telefónica’s management team, which are virtual when required, as for example in the context of the situation generated by the COVID-19.
During 2021, contact was maintained with 600 institutional investors virtually, with a total of 13 virtual roadshows being held, two of them being face-to-face in London and Paris in November.
Attendance at forums and conferences in the telecommunications sector or generally in Europe/Latin America and in Environmental, Social and Governance matters (ESG), is also a natural channel for Telefónica’s communication with institutional investors. Thus, during 2021, Telefónica has been present at 18 sectoral or general conferences organized by bank.
There are also presentations to and meetings with analysts and institutional investors that delve into strategic issues of the Company, which supplement the published information and may be necessary or appropriate to facilitate communication and the long-term creation of value.

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Within this context and for some years now, Telefónica has an Engagement Program with the Company’s main investors, informing them transparently and on an ongoing basis of, among other things, business strategy, financial performance, corporate governance (composition of the Board of Directors and Good Governance practices), remuneration and sustainability. In addition to Investor Relations, other areas of the Telefónica Group responsible for matters concerning which queries are received, such as the Office of the General Secretary, People or Sustainability, also participate in this program. The Company is committed to the main investors in ESG, and regularly makes telephone calls, roadshows and holds face-to-face meetings in London, Paris and USA, or in virtual format if necessary, as for example within the framework of the COVID-19 situation.
All these measures are used to coordinate and manage communication with the market in order to ensure that it is appropriate, consistent and coherent at all times.
Communication with institutional investors, analysts and shareholders may not take place during the periods prior to publication of the results of the Group or of subsidiaries that are subject to securities market rules.
b) Office of the Shareholder
Through the Office of the Shareholder, Telefónica ensures transparent, agile and fluid communications with its shareholders, providing the same information in time and form as that provided to institutional shareholders.
The Company distributes to all of them a communication service consisting of the sending of e-mails with information of interest regarding the Company, significant events (hechos relevantes), news, quarterly results (videos, images, etc.), a monthly newsletter, the Acción Telefónica magazine, stock market information, etc. to encourage transparency and communication between the Company and its shareholders. This type of information is sent to shareholders who request this service and is available for viewing and or downloading at the Shareholders’ Corner (www.telefonica.com/zona-accionistas).
The Office of the Shareholder also holds periodic meetings with shareholders in the various Spanish provinces with the largest number of shareholders, reporting on the Company’s strategy and the latest published results, thereby offering personalized service to shareholders and meeting the requirements of transparency in offering the same information to individual and institutional shareholders. Two-way communication is established between the Company and its shareholders at these meetings, where there can be an exchange of viewpoints. During 2021, these meetings have been held virtually. The virtual meetings are hosted on the Zona-Shareholders website for viewing.
An annual meeting of the Telefónica management team with shareholders is also held, which, if necessary, as occurred in 2021 in the context of the situation generated by COVID-19, is held virtually.
Personal communication is maintained with the shareholders throughout the year, by telephone, electronic, postal and virtual means, and especially upon the presentation of results and on occasion of the principal communications of privileged or significant information, such as distribution of dividends, calls to General Shareholders´ Meetings, corporate transactions, etc.
Furthermore, in order to improve dialogue between the Company and its shareholders, there may be periodic Informational Meetings in which the shareholders participate upon established terms in order to discuss current issues regarding the Telefónica Group that are considered to be of particular interest for this group. These issues can cover regulatory developments in the area of listed companies, aspects relating to the performance of the business or other issues.
The Company publishes the quarterly magazine “Acción Telefónica,” with financial information that includes an explanatory summary of periodic public information of a financial and operational nature, interviews on current events and exclusive campaigns that can be accessed. It is available in digital format in the Shareholders’ Corner and may also be viewed on IOS and Android devices by installing the respective app.
The Company also distributes to its shareholders a monthly newsletter with stock market information, new developments, technological advances, news, videos, offers, promotions, cultural visits, upcoming events, sponsorships, recognitions, etc.
Upon the holding of the General Shareholders’ Meeting, the channels of communication with shareholders are expanded to facilitate their participation therein. The Office of the Shareholder can be contacted directly through a form within a specific microsite for the Meeting. Shareholders can use this medium to ask questions relating to items on the agenda, the delivery of documentation relating thereto, and the procedure for participating in the General Shareholders’ Meeting, either in person or by proxy, with a section of frequently asked questions and a virtual assistant to facilitate information and an explanatory video of participation in the Meeting, as well as information on the communication channels with the Shareholders' Office: free telephone and email.
The channels for contacting Telefónica's Office of the Shareholder are:
•A toll-free information number (900 111 004) open from 9:00 a.m. to 7:00 p.m., Monday to Friday, except national holidays. This call center is staffed by qualified personnel specializing in the economic/financial field. Information is provided regarding communications of privileged or significant information made by the Company, including the dividend policy, results and corporate transactions, among other things.
•An e-mail address (accionistas@telefonica.com) for responding to questions and suggestions from the Company’s shareholders. This channel of communication is attended to in Spanish as well as in English

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•A mailing address (Edificio Central Pl. 2ª Ronda de la Comunicación s/n Madrid 20850, Spain).
•A special tab (Shareholders’ Area) on the corporate website (www.telefonica.com/zona-accionistas).
Furthermore, throughout the year, the Office of the Shareholder collects and manages the suggestions and requests of the shareholders regarding other areas of the Telefónica Group, such as customer service, billing, sales, etc. and is thus a means for bringing the Company closer to the shareholders.
The engagement activities carried out in the year are indicated below:
▪6 virtual meetings and 19 telematic communications (Quarterly magazine, monthly Newsletter, Shareholders' Meeting communications and informative Call Center).
▪7,000 shareholders contacted.
•Social Media
Telefónica's social media profiles (Twitter, Linkedin, YouTube, Instagram, Facebook and Flickr, etc.) have become a channel for the communication of corporate, business, event and conference information.
In addition, and subject to securities market regulations on the communication of inside information, the Company may use social media to simultaneously communicate inside information as an additional or complementary channel to the CNMV, provided that the Company complies with the requirements of applicable legal provisions on the communication of inside information and other relevant information and with the other internal rules of the Company.
•Mass Media
Based on the circumstances, the Company will consider the suitability of summoning the media for the presentation of its annual results, with the participation, when appropriate, of Telefónica’s management team, in order to inform the media regarding the progress of the Company and its projects, always subject to the principles of non-disclosure of inside information and other relevant information that has not already been published and the equal treatment of shareholders.
4.3.3. Main Aspects of the 2021 Ordinary General Shareholders’ Meeting
Attendance and celebration
As a consequence of the health crisis situation caused by COVID-19, in order to safeguard the general interests and health of shareholders, employees and other persons involved in the preparation and holding of the General Meeting, and considering the provisions of Royal Decree-Law 34/2020 of November 17, on urgent measures to support business solvency and the energy sector, and on tax matters as amended by Royal Decree-Law 5/2021 of March 12, on extraordinary measures to support business solvency in response to the COVID-19 pandemic, the Ordinary General Meeting of Shareholders of April 23, 2021 was held exclusively by telematic means, i.e. without the physical or face-to-face attendance of shareholders, proxies or guests.

To this end, the Company set up mechanisms on the corporate website to enable shareholders (or their proxies) to remotely attend the Ordinary General Shareholders' Meeting.
Likewise, also in view of the situation generated by COVID-19, the Company agreed to extend the deadline for the exercise of the right to information prior to the Ordinary General Shareholders' Meeting, which could be exercised until 23:59 on the day prior to the scheduled date of the meeting.
Similarly, and as at the Ordinary General Shareholders' Meetings held in 2019 and 2020, the 2021 Shareholders' Meeting was broadcast live on Telefónica's corporate website, which enabled shareholders not present, investors and interested persons in general to be fully informed of the results and the matters discussed.
Quorum and attendance figures
At the 2021 Ordinary General Shareholders’ meeting, the quorum was 56.90%, higher percentage than that obtained at 2020 General Meeting, whose quorum amounted to 54.54%.
Such quorum breaks down as follows:

Attendance data
Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic voting	Other
23/04/2021	0.09%	54.94%	0.22%	1.65%	56.90%
Of which, free float	0.03%	36.48%	0.22%	0.30%	37.03%
Outcomes of the votes
All the items on the Agenda were approved by a wide majority; the percentage of affirmative votes was 95.04% on average.

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The following table summarizes the resolutions approved at the 2021 Ordinary General Shareholders’ Meeting and the results of the votes:

Item of the Agenda	Summary of the resolution	Votes in favour	Votes Against	Abstentions	Result of the Voting
I.1	Approval of the 2020 Annual Accounts and of the Management Report.	3,025,009,902 (99.5410%)	3,858,383 (0.1270%)	10,089,987 (0.3320%)	Passed
I.2	Approval of the Non-Financial Information Statement.	3,025,269,814 (99.5496%)	2,855,088 (0.0939%)	10,833,370 (0.3565%)	Passed
I.3	Approval of the management of the Board of Directors.	3,010,016,051 (99.0476%)	15,727,057 (0.5175%)	13,215,164 (0.4349%)	Passed
II	Approval of the Proposed Allocation of the Profits/Losses.	3,009,204,086 (99.0209%)	21,084,284 (0.6938%)	8,669,902 (0.2853%)	Passed
III	Re-election of the Statutory Auditor for fiscal year 2021.	3,025,468,751 (99.5561%)	4,260,176 (0.1402%)	9,229,345 (0.3037%)	Passed
IV.1	Re-election of Mr. José María Álvarez-Pallete López as Executive Director.	2,572,115,030 (84.6381%)	457,516,934 (15.0551%)	9,326,308 (0.3069%)	Passed
IV.2	Re-election of Ms. Carmen García de Andrés as Independent Director.	2,958,594,322 (97.3555%)	31,450,522 (1.0349%)	48,913,428 (1.6095%)	Passed
IV.3	Re-election of Mr. Ignacio Moreno Martínez as Proprietary Director.	2,764,584,732 (90.9715%)	236,253,866 (7.7742%)	38,119,674 (1.2544%)	Passed
IV.4	Re-election of Mr. Francisco José Riberas Mera as Independent Director.	2,116,528,728 (69.6465%)	882,189,048 (29.0293%)	40,240,496 (1.3242%)	Passed
V.	Reduction of share capital through the cancellation of own shares.	3,010,625,486 (99.0677%)	19,228,642 (0.6327%)	9,104,144 (0.2996%)	Passed
VI.1	First scrip dividend resolution.	2,998,215,076 (98.6593%)	30,780,908 (1.0129%)	9,962,288 (0.3278%)	Passed
VI.2	Second scrip dividend resolution.	3,000,247,765 (98.7262%)	28,835,393 (0.9489%)	9,875,114 (0.3250%)	Passed
VII.1	Amendment of the By-Laws to enable the General Shareholders' Meeting to be held exclusively by telematic means.	2,912,853,943 (95.8504%)	117,892,049 (3.8794%)	8,212,280 (0.2702%)	Passed
VII.2	Amendment of the By-Laws to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone.	3,019,772,545 (99.3687%)	9,641,448 (0.3173%)	9,544,279 (0.3141%)	Passed
VIII.1	Amendment of the Regulations for the General Shareholders’ Meeting to enable the General Shareholders' Meeting to be held exclusively by telematic means.	2,912,383,056 (95.8349%)	117,959,797 (3.8816%)	8,615,419 (0.2835%)	Passed
VIII.2	Amendment of the Regulations for the General Shareholders’ Meeting to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone.	3,019,446,232 (99.3579%)	9,591,097 (0.3156%)	9,920,943 (0.3265%)	Passed
IX.	Approval of the Director Remuneration Policy.	2,703,731,751 (88.9690%)	200,872,849 (6.6099%)	134,353,672 (4.4210%)	Passed
X.	Approval of a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group.	2,954,898,184 (97.2339%)	46,959,990 (1.5453%)	37,100,098 (1.2208%)	Passed
XI.	Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.	3,024,105,867 (99.5113%)	4,827,481 (0.1589%)	10,024,924 (0.3299%)	Passed
XII.	Consultative vote on the 2020 Annual Report on Director Remuneration.	2,699,923,154 (88.8437%)	230,627,308 (7.5890%)	108,407,810 (3.5673%)	Passed

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The full texts of the resolutions adopted by the General Shareholders’ Meeting held on April 23, 2021 may be viewed on the Company’s corporate website and on the CNMV website (Other Relevant Information sent on April 23, 2021).
Communication with shareholders
During 2021 and especially on the occasion of the Ordinary General Shareholders’ Meeting, Telefónica continued to strengthen communications, service and relationships with its shareholders and investors:
–Call Center (900-111-004 Shareholder Call Center):
•26,563 queries responded to during 2021.
•8,586 queries during the period of the General Shareholder’ Meeting.
–Shareholders’ Mailbox:
•20,100 e-mails responded to during 2021.
•7,171 e-mails during the period of the General Shareholders’ Meeting.

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4.4. The organisational structure of the administrative bodies
4.4.1. Board of Directors GRI 102-18, 102-22, 102-24, 102-28

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Structure of the Board of Directors (size, composition, diversity, procedure for selecting Directors)
Size
As of December 31, 2021, and on the date of issuance of this Report, the Board of Directors was and is composed of 15 members, whose profiles and professional career appear in Section related to "Professional career of the members of the Board of Directors".
As previously mentioned, the Board of Directors, in its meeting held on December 15, 2021, prior a favourable report by the Nominating, Compensation and Corporate Governance Committee, formally acknowledged and placed on record the voluntary resignation tendered by Mr Ignacio Moreno Martínez and Mr Jordi Gual Solé from their posts as Proprietary Directors of Telefónica, S.A. and, consequently, from all their posts on the Board of Directors and the Committees of the Board, in order to enable the Company to continue to evolve in the implementation of best practices and recommendations in the field of Corporate Governance with regard to the number and composition of its Board of Directors.

Following the voluntary resignation of Mr Moreno and Mr Gual, the number of members of the Company's Board of Directors has been reduced from 17 to 15, in line with trends in Good Governance.

Likewise, it is important to bear in mind that the Board of Directors of the Company has six Committees (the Executive Commission and five Advisory Committees), thereby ensuring the active participation of all of its Directors.

Composition by category of Director
•Executive Directors: 2/15

•Independent Directors: 9/15
The independent Directors represent 60% of the Board of Directors, which complies with corporate governance recommendations, which require that the management body consist of a large majority of external Directors and that the number of independent Directors represent at least one-half of the total number of Directors. It should be noted that these recommendations have been expressly incorporated in the Regulations of the Board of Directors of the Company, as amended on December 16, 2020.

•Proprietary Directors: 2/15
•Other External Directors: 2/15
Mr. Peter Erskine and Mr. Francisco Javier de Paz Mancho are considered to be Other External Directors, for the following reasons:

Mr. Peter Erskine was appointed a Director of Telefónica, S.A. in 2006, such that, 12 years after his appointment, and in accordance with the provisions of section 529 duodecies of the Companies Act, in 2018

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he was reclassified from Independent Director to Other External Director.

Similarly, Mr. Francisco Javier de Paz Mancho was appointed a Director of Telefónica, S.A. in 2007, such that, 12 years after his appointment, and in accordance with the provisions of section 529 duodecies of the Companies Act, in 2019 he was reclassified from Independent Director to Other External Director.

Diversity
Telefónica S.A. has a Director Selection Policy as of November 25, 2015. This Policy was updated i) on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, consequently, was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors, and ii) on December 16, 2020, in order to adapt this Policy to the applicable regulations and, specifically, to the Recommendations of the Good Governance Code of the National Securities Market Commission (CNMV), which was partially reformed in June 2020.
This Policy ensures that the procedures for selecting Directors are based on a prior analysis of the of the skills required by the Board of Directors, and favors thereof diversity of knowledge, training and professional experience, age, disability and gender on the Board, free from any implicit bias that might imply any form of discrimination, particularly on account of gender, disability or any other personal condition, and that facilitate the selection of female Directors in a number that allows the achievement of an equal balance of women and men.
In accordance with the provisions of said Policy, the selection of candidates to serve as a Director at Telefónica adheres to the following principles:
1. An effort is made to ensure that the Board of Directors has a balanced composition, with a large majority of non-Executive Directors and an appropriate mix of Proprietary and Independent Directors, while also endeavoring to ensure that Independent Directors have sufficient weight within the Board of Directors.
2. The Board of Directors endeavors to ensure that the procedures for the selection of Directors favor diversity of knowledge, training, professional experience, age and gender, and are free from any implicit biases that might imply any form of discrimination. All of the foregoing is in order for the Board of Directors to have an appropriate, diverse and balanced composition overall, which i) enriches analysis and debate, ii) contributes multiple viewpoints and positions, iii) favors decision-making taking into account the nature and complexity of the business, as well as the social and environmental context, iv) gives it maximum independence, and v) allows for compliance with legal requirements and good governance recommendations in relation to composition and suitability required to be met by the members of the various internal oversight Committees of the Board of Directors.
In particular, the Company's Board of Directors promotes the aim of inclusion of female Directors, as well as measures that promote the Company having a significant number of female senior executive officers based on good governance recommendations, all without prejudice to the key principles of merit and ability that must govern all of the Company’s staff selection processes.
The Board of Directors regularly evaluates the degree of compliance and effectiveness of this Policy and, in particular, the percentage of female directors at any given time.
In particular, and on the occasion of the proposal for re-election, ratification and appointment of the members of the Board of Directors submitted to the 2021 Ordinary General Shareholders' Meeting, both the Nominating, Compensation and Corporate Governance Committee and the Board of Directors verified compliance with the Policy, taking into account, among other issues, diversity of knowledge, training, experience and age.
3. The process for the selection of candidates to serve as Directors is also based on a prior analysis of the skills required by the Board of Directors. Such analysis is conducted by the Company’s Board of Directors, with the advice and with the required report or proposal, if applicable, of the Nominating, Compensation and Corporate Governance Committee.
4. In the case of re-election or ratification, the report or proposal of the Nominating, Compensation and Corporate Governance Committee contains an evaluation of the work and effective dedication to the position for the most recent period of time during which the proposed Director has been in that position, as well as the Director’s ability to continue to perform satisfactorily.
5. The required report or proposal of the Nominating, Compensation and Corporate Governance Committee is published upon the call to the General Shareholders’ Meeting at which the ratification, appointment or re-election of each Director is submitted.
Furthermore, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee ensure, within the scope of their respective powers, that the candidates chosen for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.
Accordingly, all the candidates for the position of Director shall be professionals of integrity, whose conduct and professional career is in line with Telefónica's Responsible Business Principles.

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Additionally, candidates for Director shall be considered in particular if they have professional experience, in telecommunications, technology, consumer awareness, ESG knowledge, marketing, accounting, auditing, risk management (both financial and non-financial) and international experience and team leadership in multinationals will be valued.
On the other hand, with regard to gender diversity, the Company has purposely sought out women who fit the required professional profile. In this regard, in terms of the percentage of female Directors with respect to the total number of members of the Board of Directors, section 4.1.3 of this Report shows the qualitative leap that the Company has made in this area, having gone from 11.11% in 2016 to 33.33% in 2021.
All of the measures and procedures that have been agreed upon and adopted by the Board of Directors and by the Nominating, Compensation and Corporate Governance Committee in order to include on the Board a number of females that enables a balanced presence of women and men, and to prevent the selection procedures from being affected by any implicit bias that would hinder the appointment of female Directors, have been initiated and implemented by the Company.
Thus, in the change in the composition of the Company’s Board of Directors that was implemented in 2016, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors unanimously appointed Ms. Sabina Fluxà Thienemann as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica held on May 12, 2016.
Similarly, in the change in the composition of the Company’s Board of Directors that was implemented in 2017, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors unanimously appointed Ms. Carmen García de Andrés as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica held on June 9, 2017.
Likewise, in 2018 the Company’s Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. María Luisa García Blanco as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica held on June 8, 2018.
On the other hand, in 2019 the Company’s Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé as Independent Directors of Telefónica. These appointments were ratified by the Ordinary General Shareholders' Meeting of Telefónica held on June 12, 2020, at which both were appointed as Directors for the statutory term of 4 years.
Finally, in the current financial year 2021, the Board of Directors unanimously appointed, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Rotondo Urcola as an independent Director of Telefónica. This appointment is expected to be submitted for ratification at the next Ordinary General Shareholders' Meeting of Telefónica.
It should also be noted that the same criteria and principles that the Company applies to the process of selecting and appointing the members of the Board of Directors are applied to the appointment of the Directors who are part of the various Committees of the Company’s Board of Directors, as well as, with regard to gender diversity, the appointment of female senior executive, all without prejudice to the key principles of merit and ability that must govern all of the Company’s staff selection processes.
In this regard, in 2021 the Nominating, Compensation and Corporate Governance Committee verified compliance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the selection of Directors on the occasion of the appointment of Ms María Rotondo Urcola as Director and the appointment of the members of the Committees of the Board of Directors. Likewise, compliance with the aforementioned Policy was verified on the occasion of the proposal for re-election and appointment of Directors submitted and approved by the Ordinary General Shareholders' Meeting of April 23, 2021.
On the occasion of the proposed re-election and appointment of the members of the Board of Directors, information was provided to shareholders on the diversity criteria and objectives in the reports prepared by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee.
Last, with regard to performance evaluation, the Board of Directors conducts an annual evaluation of its operation and of that of its Committees, assessing in particular the application, in terms of the composition and competencies of the Board of Directors, of the various aspects of diversity included in the aforementioned Policy, as well as the performance of the Chairman of the Board of Directors, of the Company’s Chief Executive Officer and of the various Directors, paying special attention to the heads of the various Board Committees and adopting appropriate measures for their improvement. This assessment is carried out every 3 years with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee. In this regard, as indicated at the end of this section under the title "Evalutation of the Board and of its Committees", for the evaluation corresponding to the financial year 2020, the Company has been supported by Egon Zehnder as external advisor.

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The Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors is public and may be viewed on the corporate website (www.telefonica.com).
Procedure for the Selection, Appointment, Re-election and Cessation of Directors
Selection and Appointment
As mentioned earlier, Telefónica’s Bylaws provide that the Board of Directors shall consist of a minimum of five and a maximum of twenty members, who shall be appointed by the shareholders at the General Meeting.
The Directors shall hold office for a maximum period of four years and may be re-elected one or more times for periods of the same maximum length. On a provisional basis, the Board of Directors, in accordance with the provisions of the Companies Act and of the Bylaws, may fill existing vacancies on an interim basis.
In this regard, it should be noted that on certain occasions, when it is indispensable because vacancies have occurred after the General Shareholders’ Meeting was held, and in accordance with the provisions of the Companies Act, Directors are appointed on an interim basis, subject to ratification at the next General Shareholders’ Meeting.
Otherwise, and in any event, the proposals for the appointment of Directors must comply with the provisions of the Bylaws and of the Regulations of the Board of Directors, must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee and, in the case of Independent Directors, by the corresponding proposal. In any event, the proposals must be accompanied by a supporting report from the Board of Directors assessing the competence, experience and merits of the proposed candidate.
In this regard, and in accordance with the responsibilities assigned to the Nominating, Compensation and Corporate Governance Committee, this Committee must evaluate the skills, knowledge and experience required on the Board of Directors, defining the functions and competencies required of the candidates who must fill each vacancy, and evaluating the specific amount of time and dedication that will allow them to perform their duties effectively.
With regard to the latter, and in accordance with the provisions of Article 29.2 of the Regulations of the Board of Directors, those who are members of more than five Boards of Directors of other companies other than Telefónica, S.A. and its Group companies may not be appointed to the Company's Board. For these purposes, a) all Boards of Directors of companies that are part of the same Group shall be counted as a single board of directors; and b) those Boards of Directors of asset-holding companies or those that constitute vehicles or complements for the professional exercise of the Director himself/herself, his/her spouse or person with a similar relationship, or his/her closest relatives, shall not be counted. As an exception, and for duly justified reasons, the Board of Directors may exempt the Director from this prohibition.
Similarly, Nominating, Compensation and Corporate Governance Committee must submit to the Board of Directors the proposals for the appointment of Independent Directors, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders’ Meeting, along with the proposals for the re-election or separation of said Directors at the General Shareholders’ Meeting. Likewise, it must report on the proposals for the appointment of the remaining Directors of the Company, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders’ Meeting, along with the proposals for their re-election or separation at the General Shareholders’ Meeting.
Similarly, it shall explain the category of each Director by the Board of Directors at the General Shareholders’ Meeting at which the shareholders must make or ratify their appointment. Furthermore, such category shall be reviewed annually by the Board, after verification by the Nominating, Compensation and Corporate Governance Committee, and a summary of this review shall be included in the Annual Corporate Governance Report.
In any case, and in the event of the re-election or ratification of Directors at the General Meeting, the report of the Nominating, Compensation and Corporate Governance Committee or, in the case of Independent Directors, the proposal of said Committee, shall contain an assessment of the work and effective dedication to the position during the last period of time in which it was held by the proposed Director, as well as its ability to continue to do so.
The Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates proposed for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.
The Board of Directors must endeavor to ensure that the procedures for the selection of its members promote diversity with respect to issues such as age, gender, disability, knowledge, education and professional experience, and are free from any implicit bias that might imply any form of discrimination, and, in particular, facilitate the selection of female Directors in such numbers as to achieve a balanced presence of women and men.

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In this regard, and as mentioned earlier, at its meeting of November 25, 2015 the Board of Directors approved a Policy for the Selection of Directors, which on December 13, 2017, was updated to include the Diversity Policy applicable to the Board of Directors, such that it was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Board Members. Likewise, on December 16, 2020, the Board of Directors approved an update of this Policy to reflect the most recent regulatory standards and, in particular, to adjust it to the provisions of the Recommendations of the Good Governance Code of the National Market Securities Commission (CNMV) regarding diversity.
The Nominating, Compensation and Corporate Governance Committee shall verify, on an annual basis, compliance with the Policy for the diversity of the Board of Directors and selection of Directors, and shall include the corresponding summary in the Annual Corporate Governance Report and in such other documents as are deemed appropriate. In addition, the Board of Directors shall periodically evaluate the degree of compliance with and effectiveness of the Policy and, in particular, the percentage of female Directors at any given time, and a detailed description of the Policy, as well as the objectives set in this respect and the results obtained, shall be included in the Annual Corporate Governance Report. Likewise, the Nominating, Compensation and Corporate Governance Committee may also propose to the Board of Directors any updates and proposed improvements of the Policy it deems appropriate.
Re-election
The Company’s Directors may be re-elected one or more times for periods of the same length as that of the initial period.
In the same way as proposals for appointments, proposals for the re-election of Directors must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee, and, in the case of Independent Directors, by the corresponding proposal.
Cessation or Removal
Directors shall cease to hold office when the time period for which they were appointed expires, or when so decided by the shareholders at the General Meeting in the exercise of the powers legally granted to them.
When a Director ceases to hold office before the end of his or her term, whether by resignation or by resolution of the General Meeting, the Director must adequately explain in a letter which will be sent to all members of the Board of Directors the reasons for leaving office or, in the case of non-executive Directors, the Director’s views as to the grounds for removal by the shareholders acting at the General Meeting.
In addition, to the extent material to investors, the Company shall as soon as possible make public the cessation in office, including sufficient information as to the reasons or circumstances stated by the Director.
The Board of Directors shall not propose the removal of any Independent Director prior to the end of the bylaw-mandated period for which the said Director was appointed, unless due grounds therefor are present, as acknowledged by the Board at the proposal of the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent in his position.
The removal of Independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the structure of the company’s capital.
Likewise, in accordance with the provisions of article 12 of the Regulations of the Board of Directors, the Directors must tender their resignation to the Board of Directors and formalize, where appropriate, and depending on the circumstances, such resignation in the following cases:
a.When they cease to hold the executive positions with which their appointment as Directors was associated, or when the reasons for their appointment no longer exist.
b.When they are affected by any of the cases of incompatibility or prohibition provided by Law.
c.When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.
Likewise, Directors must inform when they are subject to circumstances, whether or not related to their conduct within the Company itself, that may adversely affect the standing or reputation thereof, and particularly when they are under investigation in any criminal matter, in which case the Directors must notify the Company of the progress of any such legal proceedings. Having been notified or otherwise become aware of any of the circumstances mentioned in this paragraph, the Board of Directors shall examine the case as soon as possible and, based on the specific circumstances, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall determine the measures to be adopted, including the request for the resignation of said Director, which it must accept, or the proposal to resign at the next General Meeting. Any such matter shall be included in the Annual Corporate Governance Report unless special circumstances justify otherwise, which circumstances must recorded in formal minutes. Those obligations shall be without prejudice to any information that the Company must disseminate at the time that any such measures are adopted.
In this regard, and in compliance with the provisions of the aforementioned Article 12.3 of the Board of Directors’ Regulations, the Director Mr Isidro Fainé Casas notified

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Telefónica of his procedural situation in relation to the Preliminary Proceedings of Summary Trial 96/2017, being processed before the Central Court of Instruction number 6 of the National High Court.

After a detailed analysis of the facts related to this matter, as well as of the report prepared for this purpose by the Appointments, Remunerations and Corporate Governance Committee, the Company’s Board of Directors concluded that it was not appropriate to adopt any particular measure, since these events did not cause him to lose his honour and suitability, nor jeopardise the loyal and diligent exercise of his position as Director and Vice-Chairman of the Board of Directors of Telefónica, S.A., nor did it affect the credit or reputation of the Company.

Neither the Bylaws nor the Regulations of the Board establish any limit as to the age of the Directors.

Consolidated Annual Report 2021	Telefónica, S. A.	382

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Professional background of the members of the Board of Directors

MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ
Executive Chairman
Executive Director
Joined the Board in 2006.

Nationality: Spanish. Born in 1963 in Madrid, Spain.

Education: Degree in Economics from the Complutense University of Madrid and he also studied Economics at the Free University of Brussels, in Belgium. He holds an International Management Programme from IPADE an Advance Research Degree from the Complutense University of Madrid. Also holds an Advanced Studies Diploma of University Complutense Madrid.

Experience: He began his professional career at Arthur Young Auditors in 1987, before joining Benito & Monjardín/Kidder, Peabody & Co. in 1988. In 1995 he joined the Compañía Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations and Analysis Department. In 1996, he was promoted to Chief Financial Officer in Spain, and in 1998 to Chief Administration and Finance Officer of the CEMEX Group Indonesia and to a member of the Board of CEMEX Asia Ltd. In February 1999 he joined the Telefónica Group as Chief Financial Officer of Telefónica Internacional S.A.U., and in September of the same year he became Chief Financial Officer of Telefónica S.A. In July 2002, he was appointed Executive Chairman of Telefónica Internacional S.A.; in July 2006, General Manager of Telefónica Latinoamérica; and in March 2009 Chairman of Telefónica Latinoamérica. In September 2011 he was named Executive Chairman of Telefónica Europe, and in September 2012 he was appointed Chief Operating Officer of Telefónica S.A.

He is member of the Board of Telefónica S.A., since July 2006 and Chairman & CEO of Telefónica, S.A. since April 8, 2016.

Other relevant positions: He is currently Chairman of Fundación Telefónica (since February 2022), Trustee of Fundación Profuturo, member of the Advisory Council of SEAT, S.A., Director of VMED O2 UK Ltd, Chairman of the Board of the GSMA (since February 2022) and member of Board of Trustees of ”la Caixa” Banking Foundation (since February 2022).
Board Committees of which he is a member: The Executive Commission (Chairman).

MR. ISIDRO FAINÉ CASAS
Vice Chairman
Proprietary Director
Joined the Board in 1994.

Nationality: Spanish. Born in 1942 in Manresa, Spain.

Education: Doctorate in Economics from the Universidad de Barcelona; ISMP in Business Administration from Harvard University; and Diploma in Senior Management from the IESE. Academic Numerary of the Royal Academy of Economics and Finance and of the European Royal Academy of Doctors.

Experience: He began his professional career in banking as Director of Investments at Banco Atlántico in 1964. Later, in 1969, he joined the Banco de Asunción in Paraguay as its General Director. He then returned to Barcelona to hold various positions of responsibility in several financial organizations: Personnel Director of Banca Riva y García (1973); Director and General Director of Banca Jover (1974) and General Director of Banco Unión (1978). In 1982 he joined la Caixa as its Assistant General Director, holding various positions of responsibility. In April 1991 he was appointed Executive Deputy General Director, and in 1999, General Director of the company, whose presidency he assumed in June 2007, remaining until June 2014. He was the Chairman of CaixaBank, S.A. since 2011 until his resignation as a member of the Board of Directors in 2016. Likewise, he was President of Naturgy Energy Group, S.A. from September 2016 to February 2018, when he was named President Emeritus, and he was Director of Suez, S.A. since October 2014 until October 2020.

Other relevant positions: He is currently Chairman and Member of the Executive Commission of the Board of Trustees of Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona, la "Caixa", Chairman of the Board and of the Executive Commission of Criteria Caixa, S.A.U. and of Caixa Capital Risc SGEIC, S.A., Deputy-Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U.; Special Advisory of The Bank of East Asia Limited; Chairman of the Spanish Confederation of Savings Banks (CECA), and of the World Savings Bank Institute (WSBI); Vice-President of the European Savings Banks Group (ESBG); President of the Spanish Confederation of Senior Officers and Executives (CEDE) and of the Spanish Chapter of the Club of Rome, Deputy-Chairman of the Royal Academy of Economic and Financial Sciences and Founder of the Financial Circle; and member of the Boards of Trustees of the Prado National Museum and Carlos Slim Foundation.

Board Committees of which he is a member: The Executive Commission (Vice Chairman).

Consolidated Annual Report 2021	Telefónica, S. A.	383

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MR. JOSÉ MARÍA ABRIL PÉREZ
Vice Chairman
Proprietary Director
Joined the Board in 2007.

Nationality: Spanish. Born in 1952 in Burgos, Spain.

Education: Degree in Economics from the Commercial University of Deusto, and a professor for nine years at said university.

Experience: Between 1975 and 1982 he was the Chief Financial Officer of Sociedad Anónima de Alimentación (SAAL). Thereafter, and until joining Grupo Banco Bilbao Vizcaya Argentaria, he held the position of Chief Financial Officer of Sancel-Scott Iberica. In 1985 he joined Banco Bilbao as Director of Corporate Banking Investment. Subsequently, from January to April 1993, he was the Executive Coordinator of Banco Español de Crédito, S.A. In 1998 he was appointed General Director of Grupo Industrial, and in 1999, a member of the Management Committee of Grupo BBV. He has been a Director, among other companies, at Repsol, Iberia and Corporación IBV, and Vice-President of Bolsas y Mercados Españoles (BME). In 2002 he was appointed General Director of Wholesale and Investment Banking and a Member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A.

Other relevant positions: He is currently Director of Arteche Lantegi Elekartea, S.A. and of Ibermática, S.A.

Board Committees of which he is a member: The Executive Commission (Vice Chairman) and the Strategy and Innovation Committee (Member).

MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR
Vice Chairman and Lead Independent Director
Independent Director
Joined the Board in 2016.

Nationality: Spanish. Born in 1951 in Isaba (Navarre), Spain.

Education: Degree in Economics and Actuarial Sciences from the University of the Basque Country, and Professor of Quantitative Social Security Techniques at the Bilbao School of Economic Sciences of said university for several years.

Experience: He has been Director and General Manager of Allianz-Ercos, and General Manager of the BBVA Group (Head of Wholesale Business: Global Investment Banking, Global Corporate Banking, Business Banking, Administrative Banking, Local Credit Bank, Asset Management, Banking in Europe, Insurance and Estate Planning, E-Business, and the Industrial and Real Estate Group). He has also been a member of the Board of Directors of Banco Sabadell (Vice-Chairman); Repsol, S.A.; Celestics Holding, S.L.; Banco Guipuzcoano, S.A. (Chairman); Telefónica Móviles, S.A.; Pegaso PCS, S.A. de C.V. (México); Grupo Empresarial ENCE, S.A.; Sevillana de Electricidad, S.A.; Acesa; Hidroeléctrica del Cantábrico; Corporación IBV; Metrovacesa; Corporación Patricio Echeverría; Grupo BBVA Seguros; Grupo Edhardt; Uralita; Grupo Porres (Mexico), and Abertis Infraestructuras, S.A.

Other relevant positions: He is currently member of the Board of Directors of ACS Actividades de Construcción y Servicios, S.A.; ACS Servicios, Comunicaciones y Energía, S.L.; and Grupo Calcinor. He is also Trustee of Fundación Novia Salcedo, a Director of the Advisory Council of the Deusto Business School, a member of the Círculo de Empresarios Vascos and of the McKinsey Advisory Council.

Positions in other companies within the Telefónica Group (no executive duties): He is Director of Telefónica Audiovisual Digital, S.L.U. In addition, he is member of the Advisory Board of Telefónica España.

Board Committees of which he is a member: The Executive Commission (Vice Chairman), the Nominating, Compensation and Corporate Governance Committee (Chairman), and the Audit and Control Committee (Member).

Consolidated Annual Report 2021	Telefónica, S. A.	384

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MR. ÁNGEL VILÁ BOIX
Chief Operating Officer
Executive Director
Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Barcelona, Spain.

Education: Degree in Industrial Engineering from the Polytechnic University of Catalonia in Barcelona, and an MBA from Columbia Business School where he studied with a Fulbright La Caixa fellowship.

Experience: He joined Telefónica in 1997, assuming successively the positions of Controller of the Group, CFO of Telefónica Internacional, Director of Corporate Development and General Manager of Finance and Corporate Development. In 2015 he was appointed General Manager of Strategy and Finance. Before joining Telefónica, he developed his professional career at Citigroup, McKinsey & Co., Ferrovial and Planeta. In the financial sector, he was a member of the Board of Directors of Banco Bilbao Vizcaya Argentaria (BBVA) and of the Advisory Panel of Macquarie MEIF Infrastructure Funds.

In the TMT (Technology, Media and Telecom) sector, he was the President of Telefónica Contenidos, Vice-President of Telco S.p.A. (Italy) and a member of the Board of Endemol, Digital+, Atento, Telefónica Czech, CTC Chile, Indra SSI and Terra Lycos.

Other relevant positions: He is currently Trustee of Fundación Telefónica, and Director of VMED O2 UK Ltd.

Positions in other companies within the Telefónica Group (no executive duties): He is member of the Advisory Boards of Telefónica España and Telefónica Tech.

Board Committees of which he is a member: The Executive Commission (Member).

MR. JUAN IGNACIO CIRAC SASTURAIN
Member
Independent Director
Joined the Board in 2016.

Nationality: Spanish. Born in 1965 in Manresa, Spain.

Education: Degree and doctorate in Physics from Universidad Complutense de Madrid. Areas of specialization: Quantum Optics, Quantum Computing and Communication.

Experience: In terms of his professional experience, he has been: Full Professor of the University, Department of Applied Physics, University of Castilla La Mancha (1991-1996) and Professor, Institut für Theoretische Physik, Leopold Franzens Univesität Innsbruck (1996-2001). Likewise, among other activities, has served on advisory boards and scientific committees of several international research centers in the United States (Harvard, MIT), Asia (Tsinghua, Singapore) and Europe (Switzerland, Russia), as well as the La Caixa and BBVA Foundations. He has also been a member of the Editorial Board of several national and international Physics journals.

Other relevant positions: He is currently Co-Director of the Center for Quantum Sciences and Technologies in Munich (since 2019); Director of the Max Planck International School of Quantum Sciences and Technologies (since 2016); "Honorarprofessor", Technical University of Munich (since 2002); Director of the Theory Division, Max Planck Institut für Quantenoptik; member of the Max Planck Society (since 2001); and the Founder and Editor of the journal Quantum Information and Computation (since 2001).

Positions in other companies within the Telefónica Group (no executive duties): He is member of the Advisory Board of Telefónica Tech.

Board Committees of which he is a member: The Strategy and Innovation Committee (Member), the Sustainability and Quality Committee (Member), and the Regulation and Institutional Committee (Member).

Consolidated Annual Report 2021	Telefónica, S. A.	385

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

MR. PETER ERSKINE
Member
Other External Director
Joined the Board in 2006.

Nationality: English. Born in 1951 in London, United Kingdom.

Education: Degree in Psychology from the University of Liverpool. Doctor honoris causa from the University of Reading.

Experience: He began his professional career in the marketing area at Polycell and at Colgate Palmolive. He worked for several years in the MARS Group before being appointed European Vice-President of Mars Electronics. In 1990 he was appointed Vice-President of Marketing and Sales at UNITEL. Between 1993 and 1998 he held several high-level positions in BT, including that of Director of BT Mobile and that of President and Chief Executive Officer of Concert. In 1998 he was appointed General Manager of BT Cellnet. Subsequently, in 2001, he was appointed director and Chief Executive Officer of O2, Plc. (now known as Telefónica Europe Plc.). In 2006 he became President of this company, serving until December 31, 2007, on which date he was appointed a Non-Executive Director. In January 2009 he joined the Board of Ladbrokes Plc. as a Non-Executive Director and was then appointed President in May 2009. In December 2015 he left that position, having played a leading role in the merger of Ladbrokes PLC with Gala Coral Group.

Other relevant positions: He is currently President of the BRAINSTORM charity, which focuses on funding brain tumor research. In addition, he is Director of VMED O2 UK Ltd.

Positions in other companies within the Telefónica Group (no executive duties): He has been member of the Supervisory Board of Telefónica Deutschland Holding AG. until December 31, 2021.

Board Committees of which he is a member: The Executive Commission (Member), the Strategy and Innovation Committee (Chairman) and the Nominating, Compensation and Corporate Governance Committee (Member).

MS. CARMEN GARCÍA DE ANDRÉS
Member
Independent Director
Joined the Board in 2017.

Nationality: Spanish. Born in 1962 in Madrid, Spain.

Education: Degree in Economics and Business Administration from Universidad Pontificia de Comillas, ICADE.

Experience: She joined PricewaterhouseCoopers in 1985 and was promoted to Director in 1995, becoming a partner of the firm in the year 2000. Since then, she has held several positions of responsibility at Landwell Lawyers and Tax Advisors, and in the Tax Law Area of PwC. Specializing in advising large companies, she has been a representative of the Spanish firm in the International Group of Indirect Taxation Specialists for more than 6 years. Since 1998 the scope of her work has consisted essentially of advising multinational companies established in Spain with strong international involvement. She has been a professor of International Taxation at ESADE and a member of the Spanish Association of Tax Consultants. From 2004 to 2007 she was a Managing Partner in the Major Consumption, Distribution, Industry and Services Group of Madrid, with more than 30 specialists in a variety of legal and tax-related fields. Between 2005 and 2007 she headed the Women in PwC diversity program. From 2013 to April 2017, she has been Chairman of the Youth Business Spain Foundation.

Other relevant positions: She is President of Fundación Tomillo. She is also a Director of Fundación Tomillo Tietar and a member of its Board of Trustees, as well as being a member of the Board of Trustees of the Youth Business Spain Foundation. Since June 2011 she has been a member of the Board of Directors of the Spanish Association of Foundations (AEF), currently serving as its Treasurer and Member of the Executive Committee. She is a member of the Board of Trustees of Fundación Secretariado Gitano, of Fundación Xavier de Salas, and a member of the Board of the Juntos por el Empleo collective initiative for the most disadvantaged. She was a co-founder of Fundación Aprendiendo a Ser and has been a trustee of the foundation since December 2018. Likewise, she collaborates as a mentor in professional development programs for women, such as the Lidera Program and MET (Women, Business and Technology) of the Instituto de Empresa, Promociona and Women to Watch.

Board Committees of which she is a member: The Audit and Control Committee (Member), the Sustainability and Quality Committee (Member), and the Regulation and Institutional Affairs Committee (Member).

Consolidated Annual Report 2021	Telefónica, S. A.	386

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MS. MARÍA LUISA GARCÍA BLANCO
Member
Independent Director
Joined the Board in 2018.

Nationality: Spanish. Born in 1965 in Córdoba, Spain.

Education: Law degree from the University of Córdoba (Spain).

Experience: Government attorney (1992 promotion), on leave since October 2013. She was Assistant General Manager of Constitutional and Human Rights, and the government attorney heading the Department of Constitutional and Human Rights. Representative of the Kingdom of Spain to the European Court of Human Rights. Coordinator and leader of the Spanish Delegation to various United Nations Committees in Geneva (2002-2013). Other noteworthy activities include: Secretary of the Board of Directors of the State Society of Agricultural Infrastructures of the North (SEIASA DEL NORTE) and of its Audit and Control Committee (1999-2010); member of the Board of Directors of the State Society of Agricultural Infrastructures (SEIASA) (2010-2013); Director of the State Water Company of the North Basin (ACUANORTE) (2009-2012) and of the State Water Company of the Basins of Spain (AcuaEs) (2012-2013); and coordination and cooperation activities for the promotion and defense of Human Rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009), and Guatemala (2010).

Other relevant positions: Founding Partner of the firm of Salama García Blanco, whose major areas of activity include: administrative constitutional law, advising and providing technical protection for credit institutions, civil and commercial procedure, and arbitration (Arbitrator in the Spanish Court of Arbitration, in the Court of Arbitration of the Official Chamber of Commerce, Industry and Services of Madrid and in the Civil and Commercial Court of Arbitration -CIMA-).

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Board of Telefónica España.

Board Committees of which she is a member: The Nominating, Compensation and Corporate Governance Committee (Member), the Sustainability and Quality Committee (Chairwoman), and the Regulation and Institutional Affairs Committee (Member).

MR. PETER LÖSCHER
Member
Independent Director
Joined the Board in 2016.

Nationality: Austrian. Born in 1957 in Villach, Austria.

Education: Degree in Economics from the Vienna University of Economics, and in Business Administration from the Chinese University of Hong Kong. MBA from the Vienna University of Economics, and completion of the Harvard Business School Advanced Administration Program. Honorary doctorate in Engineering from Michigan State University; honorary doctorate from the Slovak University of Engineering in Bratislava.

Experience: Former Chairman of the Supervisory Board of OMV AG (Austria). From March 2014 to March 2016, he was the CEO of Renova Management AG (Switzerland). Former Chairman and CEO of Siemens AG. He was previously the President of Global Human Health; a member of the Executive Board of Merck & Co., Inc.; Chief Operating Officer of GE Healthcare Bio-Sciences, a member of the Corporate Executive Council of GE; and Director of Operations and a member of the Board of Amersham Plc. He held executive leadership positions at Aventis and Hoechst. He also served as Chairman of the Board of Directors of the Siemens Foundation.

Other relevant positions: He is currently Chairman of the Board of Directors of Sulzer AG, a member of the Supervisory Board of Royal Philips, a Director of Thyssen-Bornemisza Group AG (Switzerland), and a non-executive member of the Board of Directors of Doha Venture Capital LLC, in Qatar.

He is also an emeritus member of the Advisory Board of the Economic Development Board of Singapore and a member of the International Advisory Board of Bocconi University, as well as being an honorary professor at Tongji University (Shanghai).

Positions in other companies within the Telefónica Group (no executive duties): He is Chairman of the Supervisory Board of Telefónica Deutschland Holding AG (since April 2020).

Board Committees of which he is a member: The Executive Commission (Member), the Audit and Control Committee (Chairman), and the Nominating, Compensation and Corporate Governance Committee (Member).

Consolidated Annual Report 2021	Telefónica, S. A.	387

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MS. VERÓNICA PASCUAL BOÉ
Member
Independent Director
Joined the Board in 2019.

Nationality: Spanish and French. Born in 1979 in Barcelona, Spain.

Education: Degree in Aeronautical Engineering from the Universidad Politécnica de Madrid. Master’s degree in Business Administration (MBA) from the College des Ingenieurs de Paris, and Executive Master’s degree in Positive Leadership and Strategy (EXMPLS) from the IE Business School. She also completed several postgraduate courses at INSEAD, Stanford and the Harvard Business School.

Experience: She began her professional career at the international level in the Human Resources Strategic Management Department of the Bouygues multinational industrial group. In 2004 she joined the family company ASTI, holding various management positions at that company (in Technical Management and Commercial Management). By the end of 2006 she was its General Manager, and in 2008 she opted to acquire said company. She had previously held a variety of positions, including, among others: Sponsor and Founder of the Digital Innovation Hub of Burgos, through ASTI de DIHBU (2018); President of the Grupo de Trabajo de Industria 4.0 of the Governing Authority of Castile and León (2016-2018); President of the Comisión de Industria 4.0 and Vice-President of Talent Development at AMETIC (2016-2018); Member of the Advisory Board of the Quality Agency of the University System (2015-2016); member of the Advisory Board of the EAE Business School (2015-2016); member of the Governing Board of APD Castile and León (2014-2015); member of the Board of Directors of Empresa Familiar Castilla y León (2001-2013).

Other relevant positions: She currently heads a group of companies linked to the digital transformation led by ASTI Mobile Robotics Group, a company based in Spain, France, Germany and the United States, dedicated to providing autonomous vehicle systems for the automation of industrial processes in sectors such as the automotive industry, food, cosmetics, pharmaceuticals and retail sales. She also Chairs the ASTI Tecnología y Talento Foundation and is also a Director of General de Alquiler de Maquinaria, S.A. (GAM).

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Board of Telefónica Tech.

Board Committees of which she is a member: The Strategy and Innovation Committee (Member).

MR. FRANCISCO JAVIER DE PAZ MANCHO
Member
Other External Director
Joined the Board in 2007.

Nationality: Spanish. Born in 1958 in Valladolid, Spain.

Education: Degree in Information and Advertising. Studied law. Senior Business Management Program at the IESE (University of Navarre).

Experience: From July 2016 to December 2021, he has been Chairman of Telefónica Ingeniería de Seguridad, S.A. From April 2018 to April 2021 he has been a member of the Board of Directors of Telefónica Móviles de Argentina, S.A. From July 2020 to May 2021 he has been a member of the Board of Directors of Pegaso PCS, S.A. of C.V. (Mexico). From September 2016 to July 2020, he was Director of the Board of Directors of Telefónica Móviles México, S.A. From September 2014 to March 2016 he was the Chairman of Telefónica Gestión de Servicios Compartidos España, S.A.U. From July 2006 to November 19, 2014 he was a member of the Executive Committee of the Superior Council of Chambers. From 2008 to May 10, 2018 he was a Director of Telefónica Argentina, S.A. From December 2008 to December 2012 he was the Chairman of Atento Inversiones y Teleservicios, S.A.U. From June 2004 to December 2007 he was the Chairman of the MERCASA National Company. He was also Deputy Chairman and Director of Corporate Strategy of the Grupo Panrico Donuts (1996-2004); General Manager of Internal Trade at the Ministry of Commerce and Tourism (1993-1996); General Secretary of the Consumers’ Union of Spain (UCE); Chief Executive Officer of the magazine Ciudadano (1990-1993); General Secretary of Juventudes Socialistas; and a member of the Executive Board of the PSOE (1984-1993). He has also held the following positions and responsibilities: Director of Túnel del Cadí (2004-2006); President of the Pan y Bollería Marca Employers’ Group (COE) (2003-2004); Director of Mutua de Accidentes de Zaragoza (MAZ) (1998-2004); Director of the Grupo Panrico (1998-2004); Head of the Commercial Distribution Monitoring Office of the Ministry of Commerce and Tourism (1994-1996); member of the Economic and Social Council and of its Standing Committee (1991-1993 and 1996-2000); and Director of Tabacalera, S.A. (1993-1996).

Positions in other companies within the Telefónica Group (no executive duties): He is Director of Telefônica Brasil, S.A. and of Telefónica Audiovisual Digital, S.L.U. He is also member of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica.

Board Committees of which he is a member: The Executive Commission (Member), the Regulation and Institutional Committee (Chairman), the Nominating,

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Compensation and Corporate Governance Committee (Member), and the Sustainability and Quality Committee (Member).

MR. FRANCISCO JOSÉ RIBERAS MERA
Member
Independent Director
Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degrees in Law and in Economics and Business Administration from Universidad Pontificia de Comillas (ICADE E-3), Madrid.

Experience: He began his professional career holding a variety of positions in Grupo Gonvarri, as Director of Corporate Development and later as its Chief Executive Officer. In 1997 he created Gestamp Automoción, and since then has served as its Executive Chairman, creating over time what is now the Grupo Gestamp, a global leader in metal components for the automotive industry. He has also been member of the Board of Directors of General de Alquiler de Maquinaria, S.A. (GAM).

Other relevant positions: He is currently the Executive Chairman of Gestamp Automoción. He is also a member of the Board of Directors of CIE Automative and of Wallbox, N.V. Furthermore, he is a member of the management bodies of other companies within Grupo Gestamp, and of companies in the Acek family holding group, including companies in the Groups Gonvarri, Acek Energías Renovables e Inmobiliaria Acek. He is also Chairman of SERNAUTO (Asociación Española de Proveedores de Automoción), Chairman of the Spain-China Council Foundation and Endeavor Foundation in Spain.

Consolidated Annual Report 2021	Telefónica, S. A.	389

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

MS. MARÍA ROTONDO URCOLA
Member
Independent Director
Joined the Board in 2021.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degree in Economic Science and Business Studies from Universidad Complutense of Madrid. She has received complementary training at various institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others.

Experience: In terms of her professional experience, it is highlighted by having spent the last 10 years at Banco Santander (2006-2016) as Global Head of Telecommunications, Media and Technology at Santander Global Banking and Markets. Previously (1989-2006), at Santander Investment Sociedad de Valores y Bolsa, she was an investment analyst specialising in various sectors, in particular the telecommunications sector, Macroeconomist, and Director of European Analysis.

She was also an independent director of Indra (2017-2020). She served on the Advisory Board of the Instituto de Empresa (IE) "Transformation with Purpose", and Hotelab.

Other relevant positions: She is currently an Independent Director of CACEIS Bank Spain and Santander CACEIS Latam Holdo (sinde 2019), and an Independent Director of Libertas 7 (since 2021). She is also a member of the Advisory Board of Top Boards-Headspring (Financial Times - Instituto de Empresa) (since 2017).

She also teaches classes on Capital Markets at the Instituto de Consejeros y Administradores (ICA), and Special Operations Communication in the Master's Degree in Investor Relations at Bolsas y Mercados Españoles (BME). She is also co-director and lecturer in the Sustainability Programme at the Instituto de Empresa (IE) SYCA, where she teaches classes on corporate governance and sustainability.

Board committees of which she is a member: Sustainability and Quality Committee (Member) and Audit and Control Committee (Member).

MS. CLAUDIA SENDER RAMÍREZ
Member
Independent Director

Joined the Board in 2019.

Nationality: Brazilian. Born in 1974 in São Paulo, Brazil.

Education: Degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and a Master’s degree in Business Administration (MBA) from the Harvard Business School in Boston.

Experience: She has held various positions with the following entities, among others: (i) Director of Yduqs University, formerly known as Estácio (from 2019 to 2021); (ii) Latam Airlines Group: Vice-President for Customer Relations (2017-2019); CEO of LATAM Brazil (2013-2017); Vice-President of LATAM Brazil (2011-2013); (iii) at Whirlpool, S.A.: Vice-President of Marketing (2009-2011); Division Director of Marketing (2007-2009); and Director of Strategic Planning (2005-2007); and (iv) at Bain & Company Brazil: Consultant specializing in Strategy (1998-2005).

Other relevant positions: She is currently Director of LafargeHolcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Amigos do Bem (since 2019), a Brazilian NGO dedicated to the eradication of poverty in Northwestern Brazil; Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. (since 2021); and Director of Metalúrgica Gerdau, S.A. (since 2021).

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Boards of Telefónica Tech and Telefónica Hispanoamérica.

Board Committees of which she is a member: The Sustainability and Quality Committee (Member) and the Strategy and Innovation Committee (Member).

Consolidated Annual Report 2021	Telefónica, S. A.	390

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

Functions and Operation of the Board of Directors
General functions of the Board of Directors
The Board of Directors is the highest management and representative body of the Company. As such it is empowered, within the scope of the corporate purpose defined in the Bylaws, to perform any legal acts or transactions for purposes of management and disposition, under any title, except for those reserved by law or by the Bylaws exclusively to the shareholders at a General Shareholders’ Meeting.
The foregoing provisions notwithstanding, the Board of Directors is configured basically as a supervisory and control body, entrusting the day-to-day management of the Company’s business to the executive bodies and to the management team.
The Board of Directors cannot delegate those powers that the law or the Bylaws reserve to its own exclusive purview, or those other powers that are necessary for the responsible exercise of its basic function of supervision and control, or the powers delegated to it by the shareholders at a General Shareholders’ Meeting, unless such subdelegation is expressly authorized.
Specifically, the Board of Directors cannot, under any circumstances, delegate the following powers:
a)    Supervision of the effective operation of the Committees that it has created and of the activities of the delegated bodies and of the Officers that it has designated.
b)    Determination of the Company’s general policies and strategies.
c)    Authorization or waiver of the obligations arising from the duty of loyalty, in accordance with the provisions of of the Law, in the Bylaws and in the Regulations of the Board of Directors.
d)    Its own organization and operation.
e)    Preparation of the Annual Accounts and their submission at the General Shareholders’ Meeting.
f)    Preparation of any type of report that by law must be presented to the management body, provided that the transaction to which the report refers cannot be delegated.
g)    Appointment and removal of the Company’s Chief Operating Officers, as well as the establishment of the terms of their contracts.
h)    Appointment and removal of the Officers who are to report directly to the Board or to any of its members, as well as the establishment of the basic conditions of their contracts, including their compensation.
i)    Decisions regarding the compensation of the Directors, within the framework of the Bylaws and of the compensation policy approved by the shareholders at the General Shareholders’ Meeting.
j)    The call to the General Shareholders’ Meeting and the preparation of the agenda and the proposed resolutions.
k)    The policy regarding the Company’s own shares.
l)    The powers delegated by the shareholders at the General Shareholders’ Meeting to the Board of Directors, unless subdelegation of such powers was expressly authorized by the shareholders.
m) Approval of the strategic or business plan, the annual management and budgetary goals, the investment and finance policy, the corporate social responsibility and sustainability policy or dividend policy.
n)    Determination of the risk control and risk management policy, including tax-related risks, and supervision of the internal information and control systems.
o)    Determination of the corporate governance policy of the Company and of the Group; its organization and operation; and, in particular, the approval and modification of its internal Regulations.
p) Approval of the disclosure, contact and engagement policy for shareholders, institutional investors and proxy advisers, including the policy on communication of economic/financial, non-financial and corporate information.
q) Approval of the diversity policy in relation to the Board of Directors and the selection of directors.
r)    Approval of the financial information that the Company must periodically disclose because of its status as a listed company.
s)    Definition of the structure of its Group of companies.
t)    Approval of investments or transactions of all kinds that, because of their high amount or special characteristics, are of a strategic nature or entail a special tax risk, unless their approval is within the purview of the shareholders at the General Shareholders’ Meeting.
u)    Approval of the creation or acquisition of interests in special-purpose entities or entities that are domiciled in countries or territories that are considered to be tax havens, as well as any other transactions of a similar nature that, due to their complexity, might diminish the transparency of the Company and its Group.
v) The approval, subject to a report from the Audit and Compliance Committee, of related-party transactions under the terms established in Article 39 of the Board Regulations, unless their approval corresponds to the General Meeting.

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The Company’s Board of Directors may delegate the approval of transactions between companies forming part of its group that are carried out within the scope of ordinary management and under market conditions, as well as transactions entered into under contracts whose standard conditions are applied en masse to a large number of customers, carried out at prices or rates established on a general basis, and whose amount does not exceed 0.5% of the net turnover of the company, determined in accordance with the rules of calculation laid down in the Law.

In any event, when duly justified urgent circumstances arise, the decisions corresponding to the foregoing matters may be adopted by the delegated bodies or persons and must be ratified at the next meeting of the Board of Directors that is held after the adoption of the decision.
Allocation of positions and duties

The Board of Directors of Telefónica, S.A. has implemented a corporate governance structure that ensures the effective fulfillment of its duties and responsibilities.
This structure is configured basically in the following way:
•Chief Executive Officer - Mr. José María Álvarez-Pallete López
The Chairman of the Board of Directors holds the position of chief executive of the Company, with responsibility for effective guidance of the business activities, always in accordance with the decisions and criteria set by the shareholders at the General Shareholders’ Meeting and by the Board of Directors.
As Chief Executive Officer, all of the powers and duties of the Board of Directors are expressly delegated to him, except for those that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors, article 5.4 of which establishes the powers that are reserved to the Board of Directors and that cannot be delegated. In addition to such delegation of powers, the Company’s CEO is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.
•Chief Operating Officer - Mr. Ángel Vilá Boix
The powers of the Board of Directors associated with the conduct of the business and with the fulfillment of the highest executive duties in all of the Company’s business areas are delegated to the Chief Operating Officer, except for the powers that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors. In addition to such delegation of powers, the Company’s Chief Operating Officer is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.
•Lead Independent Director - Mr. José Javier Echenique Landiríbar (appointed on December 18, 2019 to replace Mr. Francisco Javier de Paz Mancho)
The Lead Independent Director performs, among others, the following duties and tasks:
a)Coordinates the work of the External Directors, in order to protect the interests of all of the Company’s shareholders; reflects the concerns of the said Directors; and meets with them when he deems it appropriate.
b)When appropriate, he may ask the Chairman of the Board to call a meeting of the Board of Directors, in keeping with Good Governance standards.
c)He may request that certain matters be included on the Agenda of the meetings of the Board of Directors that have already been called.
d)Directs the evaluation carried out by the Board of Directors of its Chairman.
e)He may preside over meetings of the Board of Directors, in the absence of the Chairman and of the Vice Chairmen.
f)Maintains contacts with investors and shareholders in order to know their views, for the purpose of forming an opinion regarding their concerns, particularly with regard to the Company’s corporate governance.
g)Coordinates the Chairman’s succession plan.
•General Secretary and Secretary of the Board of Directors - Mr. Pablo de Carvajal González
The Secretary of the Board of Directors assists the Chairman of the Board in the fulfillment of his duties, and ensures the proper functioning of the Board of Directors, with very particular attention to providing to the Directors the necessary advice and information; keeping the company records; properly reflecting in the minute books the proceedings of the meetings of the Board of Directors; and attesting to its resolutions.
The Secretary of the Board also sees to the formal and substantive legality of the activities of the Board of Directors and to their compliance with the Bylaws and with the Regulations for the General Shareholders’ Meeting and of the Board of Directors, ensuring that the good governance recommendations adopted by the Company and in force at any time are duly taken into account.
The Secretary of the Board is also the General Secretary of the Company. Mr. Pablo de Carvajal González is also Telefónica’s Global Director of Regulatory Affairs and Head of the Security Area.

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The Board of Directors also has a Deputy Secretary, Mr. Antonio García-Mon Marañés, who assists the Secretary and replaces him in the performance of his duties in the event of his absence or inability. Mr. García-Mon is also Deputy General Secretary and Director of Corporate Legal Services.
Neither the Secretary nor the Deputy Secretary of the Board have the status of Directors.
•Committees of the Board of Directors
As of December 31, 2021, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and five advisory or control committees, whose composition, duties and powers are described in detail in advance.
Operation of the Board of Directors

Both the Bylaws and the Regulations of the Board specify that the Board of Directors shall meet routinely once a month, and, at the initiative of the Chairman, as often as he deems it appropriate for the proper functioning of the Company.
During fiscal year 2021 the Telefónica Board of Directors held 13 meetings, each lasting between three and one-half and four and one-half hours, depending on the topics discussed. As a result of the health crisis arising from the spread of COVID-19, most of the meetings of the Board of Directors have been held in mixed format, with the presence of the Directors who have considered it so (without exceeding the maximum number allowed in any case, depending on the health recommendations) and the remaining Directors attending by electronic means. At all these meetings, the Secretary of the Board of Directors attested to the identity of all the attendees.
The power to call a meeting of the Board of Directors and, if appropriate, to draw up the Agenda of the Board’s meetings rests with the Chairman of the Board of Directors, who must however call a meeting when requested to do so by three Directors who indicate the issues to be discussed.
A meeting of the Board of Directors may also be called by at least one-third of its members, with an indication of the Agenda, if, after the submission of a request to the Chairman of the Board of Directors, the Chairman, without just cause, has not called the meeting within a period of one month.
The Company adopts the measures that are necessary in order for the Directors to have, whenever possible and sufficiently in advance, the necessary information, which shall be drawn up and oriented specifically toward the preparation of the meetings of the Board and of its Committees. In no case shall its compliance be waived on the grounds of the importance or confidential nature of the information, except under absolutely exceptional circumstances.
In this regard, and in accordance with the provisions of articles 18 and 20 of the Regulations of the Board of Directors, the Board of Directors and its Committees shall draw up a calendar of the meetings to be held during the year. Such calendar may be modified by resolution of the Board itself or of the corresponding Committee, or pursuant to a decision by its Chairman, in which case the modification must be disclosed to the Directors as soon as possible.
The Board and its Committees also have an Action Plan that contains a detailed description and the frequency of the activities to be carried out in each fiscal year, according to the powers and duties assigned to them.
Similarly, all of the meetings of the Board and of the Committee have a pre-established Agenda, which is communicated at least three days before the date on which the meeting is scheduled to be held, along with the call to the meeting. The Agenda for each meeting clearly indicates the items regarding which the Board of Directors or the Executive Commission must make a decision or adopt a resolution.
With the same goal, in general, the documentation associated with the Agenda for the meetings is made available to the Directors sufficiently in advance. In this regard, and in compliance with the provisions of article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the discussions, seeking and encouraging the active participation of all of the Directors in the deliberations, safeguarding the unconstrained statement of their viewpoints. Similarly, with the assistance of the Secretary, the Chairman ensures that the Directors receive beforehand sufficient information to deliberate on the items on the Agenda. He also ensures that sufficient time is devoted to the discussion of strategic issues and stimulates debate during the meetings, safeguarding the unconstrained statement of viewpoints by the Directors.
To facilitate the provision of all of the information and clarifications that may be necessary regarding some of the issues to be addressed, the main officers of the Group attend essentially all of the meetings of the Board and of its Committees, along with the speakers who are deemed appropriate, for the presentation of matters lying within their purview.
Furthermore, and in general, the Regulations of the Board (article 27) expressly provide that the Directors are vested with the broadest powers for obtaining information about any aspect of the Company and to examine its books, records, documents and other background materials relating to corporate activities. The exercise of this right of information is channeled through the Chairman or the Secretary of the Board of Directors, who handle requests from the Directors, either providing the information directly to the Directors or placing them in touch with the proper contact persons at the appropriate organizational level.

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The Board of Directors can validly hold a meeting when a majority of its serving members are present or represented at the meeting. The Directors must personally attend the meetings of the Board of Directors. If, under exceptional circumstances, they are unable to do so, they shall ensure that the proxy they give to another member of the Board of Directors includes, insofar as possible, the appropriate instructions. Non-executive Directors can delegate their proxy only to another non-executive Director. Such delegations may be made by letter or in any other way that ensures the certainty and validity of the proxy, in the opinion of the Chairman of the Board of Directors (article 19 of the Regulations of the Board of Directors and article 34.4 of the Bylaws).
In all cases, resolutions are adopted by an absolute majority of the votes of the Directors who are present at the meeting, either in person or by proxy, except in those instances in which, for certain resolutions to be valid, the law, the By-Laws or the Regulation of the Board of Directors requires the favorable vote of a larger number of Directors.
Board Committees
Both the Bylaws and the Regulations of the Board provide for an Executive Commission of the Board of Directors, with general decision-making authority and, consequently, with the express delegation of all of the powers of the Board of Directors, except for those powers that, by law or pursuant to the Bylaws, cannot be delegated.
The Regulations also authorize the Board of Directors to create one or more advisory or control committees entrusted with the task of examining and continuously monitoring any area of special importance to the good governance of the Company, or performing the specific analysis of any factor or issue whose significance or magnitude requires it. Such Committees do not have the status of corporate bodies, but rather are tools in the service of the Board of Directors, to which they convey the conclusions that they reach with regard to the issues or subjects whose handling has been entrusted to them.
As of December 31, 2021, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and five advisory or control committees, whose composition, duties and powers are described below.
The Company’s Board of Directors, at its meeting held on December 16, 2020, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the Regulations of the Board of Directors of Telefónica, S.A., which amendment consisted of the following: i) adapting it to the Recommendations of the Good Governance Code amended in June with which the Company currently fully complies; ii) adapt it to certain Recommendations of the Good Governance Code not amended in June 2020 and which the Company had already been complying with; and (iii) incorporate some complementary aspects or technical clarifications. Among other issues, certain aspects relating to the composition of the Board Committees were modified, and new functions were adjusted and assigned to the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee and the Sustainability and Quality Committee, and the express regulation of the Strategy and Innovation Committee was included in the Regulations.
In coordination with the amendment of the Regulations of the Board of Directors, the Board of Directors, at its meeting held on December 16, 2020, approved the partial amendment of the Regulations of the Audit and Control Committee and the Regulations of the Nominating, Compensation and Corporate Governance Committee, to include the changes introduced to the Regulations of the Board of Directors with respect to the composition and duties assigned, respectively, to each Committee.
Likewise, as mentioned above, the Board of Directors, at its meeting held on June 29 and 30, 2021, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the Board of Directors’ Regulations of Telefónica, S.A., basically consisting of adapting said regulations to the following features introduced by Law 5/2021: (i) the amendment of the regime of related-party transactions applicable to listed companies, establishing new rules for their approval and reinforce their transparency; (ii) the prohibition of appointing legal persons as directors who in listed companies; and (iii) the review of the requirements for the Audit Committee of a parent company to perform the functions of the Audit Committee in its subsidiaries that are public interest entities (PIEs). In this context, certain functions of the Audit and Control Committee were adjusted.

In coordination with the amendment of the Board of Directors’ Regulations, the Board, at its meeting held on June 29 and 30, 2021, agreed to partially amend the Regulations of the Audit and Control Committee in order to incorporate the changes made to the of the Board of Directors’ Regulations with regard to the list of functions attributed to the Audit and Control Committee.

Likewise, and as in the 2020 financial year, during 2021 the Board of Directors and its Committees the Board of Directors and its committees have approved certain changes in the composition of the committees, in order to continue improving and strengthening their performance and the advice and support that they provide to the Board of Directors in their respective spheres, in accordance with best international practices and recommendations.

On the other hand, with regard to the meetings held by the Board of Directors' Committees, during financial year 2021, as a result of the health crisis arising from the spread of COVID-19, most of the meetings of the Board of Directors' Committees were held in mixed format, with the presence of the Directors who have considered it

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(without exceeding in any case the maximum number allowed in accordance with health recommendations) and the remaining Directors attending by electronic means. At all these meetings, the Secretary of each Committee attested to the identity of all the attendees.
Regarding the matters addressed by the Committees, and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board, a full report is delivered to the Board of Directors so that it will be aware of the said matters for the exercise of its responsibilities. At the beginning of each of the monthly meetings of the Board of Directors, the Chairman of each of the Committees delivers a report on the major matters that were addressed and on the activities and tasks that were carried out by the respective Committee, making available to the Directors the corresponding documentation, so that the Directors will be aware of such activities for the purposes of the exercise of their responsibilities.
Additionally, and in the same way as the Board of Directors itself, all of the Committees prepare, at the start of each fiscal year and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board of Directors, an Action Plan that contains a detailed description of, and a schedule for, the actions to be taken in each fiscal year in each Committee’s individual area of activity.
Similarly, all of the Committees prepare an Activity Memorandum (which, for the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, is known as the Performance Report), which summarizes the major activities and actions that were carried out during the preceding fiscal year, including the details of the matters that were examined and addressed at the meetings that were held, and emphasizing the aspects associated with their duties and responsibilities, composition and performance.
The Executive Commission

The Board of Directors has delegated its authority and powers (except for those that by law, under the bylaws and pursuant to the regulations cannot be delegated) to an Executive Commission.
The Executive Commission provides the Board of Directors with greater operability and effectiveness in the exercise of its functions, inasmuch as it meets more often than the Board of Directors does.
In accordance with the provisions of article 38 of the Bylaws of Telefónica, S.A., article 21 of the Regulations of the Company’s Board of Directors governs the Executive Commission in the following terms:
a)Composition.
The Executive Commission shall consist of the Chairman of the Board of Directors, once he has been appointed as a member of the Committee, and no fewer than three and no more than ten other members, all of whom shall be Directors, appointed by the Board of Directors.
The Board of Directors shall endeavor to ensure that the Executive Commission has at least two non-executive Director, of whom at least one shall be independent.
In any event, in order to be valid, the appointment or renewal of the members of the Executive Commission shall require the favorable vote of at least two-thirds of the members of the Board of Directors.
As of December 31, 2021, the Executive Commission was composed of the following persons:

Name	Post	Category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Erskine	Member	Other External
Mr. Peter Löscher	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External
The Board of Directors, at its meeting held on January 27, 2021, agreed to appoint Mr. Peter Löscher as a Member of the Executive Commission with effect from such date.
b) Operation.
The Executive Commission shall meet whenever it is called by its Chairman, normally holding meetings every 15 (fifteen) days. During the year 2021 it held 19 meetings, lasting on average 2 hours and 30 minutes each. Also noteworthy is the high level of participation of all of its members.
The Chairman and the Secretary of the Board of Directors shall serve as the Chairman and the Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
The Executive Commission can validly hold a meeting when a majority of its members are present at the meeting, either in person or by proxy.
Resolutions shall be adopted by an absolute majority of the Directors present at the meeting either in person or by proxy. In the event of a tie in the voting, the Chairman shall cast the deciding vote.
c) Relationship with the Board of Directors.
The Executive Commission shall promptly inform the Board of Directors of the matters that are discussed and

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the decisions that are made at its meetings. Copies of the minutes of such meetings shall be made available to the members of the Board (article 21.C of the Regulations of the Board).
Most important activities during the fiscal year
During fiscal year 2021 the Executive Commission of the Board of Directors of Telefónica, S.A. analyzed and reviewed, deliberated on and adopted resolutions (which have been ratified by the Company’s Board of Directors) relating to certain issues associated with the following matters, among others:
-    The business developed by the Telefónica Group: i) products and services (Digitization, Digital Services, Home Security, e-Health, Innovation in Communication, Telefónica Open Innovation, B2B Business, MNCs, etc.), ii) the evolution of the business in the various different countries in which the Telefónica Group operates, and iii) operating trends.
-    The regulatory situation of the telecommunications industry (including, among others, regulatory changes and spectrum auctions).
-     Corporate and finance-related transactions of the Telefónica Group.

–Other organizational issues related to People, Sustainability, etc.
Audit and Control Committee

The Audit and Control Committee of Telefónica, S.A. is governed by the provisions of article 39 of the Bylaws and by the provisions of article 22 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 3/2017 of the National Securities Market Commission regarding Audit Committees of Public Interest Entities, the Board of Directors, at its meeting held on December 13, 2017, approved the Regulations of the Audit and Control Committee of Telefónica, S.A., which was amended by resolution of the Board of Directors at its meeting of December 16, 2020, following a favourable report from the Audit and Control Committee, to adapt it to the recommendations of the Good Governance Code as amended in June 2020 (as well as article 22 of the Regulations of the Board of Directors).

Likewise, the Regulations of Audit and Control Committee were amended by the motion passed by the Board of Directors at its meeting of June 29 and 30, 2021, following a favourable report from the Audit and Control Committee to adapt these to the new features introduced by Law 5/2021 (as well as Article 22 of the Board of Directors’ Regulations).

Article 39 of the Company's By-Laws, article 22 of the Regulations of the Board of Directors and the Regulations
of the Audit and Control Committee govern such Committee under the following sections. The current version of the Regulations of the Audit and Control Committee is available for consultation on the Company's corporate website, in the Corporate Governance section under Information for Shareholders and Investors: https://www.telefonica.com/en/shareholders-investors/
a)Composition.
The Audit and Control Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be External or Non-Executive Directors, and at least a majority of them must be Independent Directors. In appointing the members of the committee, and, in particular, its Chairman, the Board of Directors shall take into account their knowledge and experience in matters of accounting, auditing and management of both financial and non-financial risks. Collectively, the members of the Committee shall possess the technical knowledge that is pertinent to the area of business to which the Company belongs.
The Chairman of the Audit and Control Committee, whose position in any case shall be held by an Independent Director, shall be appointed from among the members of such Committee. The Chairman must be replaced every four years and may be re-elected after a period of one year has elapsed since his departure.
As of December 31, 2021, and as of the date of this Report, the Audit and Control Committee was and is composed of the following persons:

Name	Post	Category
Mr. Peter Löscher	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Ms. Carmen García de Andrés	Member	Independent
Ms. María Rotondo Urcola	Member	Independent
The Board of Directors, at its meeting on December 15, 2021, agreed to the appointment of Ms. María Rotondo Urcola as Member of the Audit and Control Committee.
Furthermore, all the members of the Audit and Control Committee, who are Independent Directors, have a financial background, and were appointed taking into account their knowledge and experience in accounting, auditing or management of both financial and non-financial risks.
b) Responsibilities.
Without prejudice to any other tasks that may be assigned to it by the Board of Directors, the primary function of the Audit and Control Committee shall be to support the Board of Directors in its supervisory functions.

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In particular, the Committee shall have at least the following responsibilities:
1) To provide information to the shareholders at the General Shareholders’ Meeting about the issues that arise within its purview and, in particular, about the outcome of the audit, explaining how the audit contributed to the integrity of the financial information, and the role that the Committee played in the process.
2) To present to the Board of Directors the proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process, as provided by law, along with the terms and conditions under which the external auditor is to be retained, as well as collecting regularly from the auditor information about the audit plan and its implementation, in addition to preserving its independence in the fulfillment of its duties.
3) To supervise internal audit, which shall endeavor to ensure the proper operation of internal reporting and control systems, and which will functionally report to the Chairman of the Audit and Control Committee, and in particular shall be required:
a) Ensuring the independence and effectiveness of the internal audit function;
b) Proposing the selection, appointment and removal of the head of the internal audit department;
c) Proposing the budget for that department;
d) To approve the annual focus and work plan, ensuring that its activity is principally focused on material risks (including reputational risks);
e) To review the annual activities report;
f) To receive regular information about its activities, the implementation of the annual work plan, including any incidents or limitations in scope that arise during such implementation, the outcome and the follow-up on its recommendations; and
g) To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4) To supervise and assess the process of preparing and submitting and the integrity of the mandatory financial and non-financial information relating to the Company and the Group and to submit recommendations or proposals to the Board of Directors intended to safeguard the integrity thereof. With respect thereto, it shall review compliance with legal requirements, the proper determination of the scope of consolidation and the correct application of accounting standards, informing the Board of Directors thereof.
5) To endeavor ensure that the annual accounts submitted by the Board of Directors to the shareholders at the General Shareholders’ Meeting are prepared in accordance with the legal provisions on accounting. However, in cases where the statutory auditor has included a qualification in its audit report, the Chairman of the Committee shall clearly explain the content and scope thereof at the General Meeting. In addition, a summary of such explanation shall be made available to the shareholders at the time of publication of the call to the General Meeting.
6)To supervise the effectiveness of the Company’s internal control system, particularly endeavoring to ensure the effective implementation in practice of the policies and systems on internal control, as well as on internal audit, and the systems for the control and management of financial and non-financial risks relating to the Company and the Group (including operational, technological, legal, social, environmental, political and reputational risks and corruption-related risks), and to discuss with the Statutory Auditor any significant weaknesses in the internal control system detected during the audit, all without infringing the independence thereof. In such cases, and if applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding period for follow-up thereon.
In that regard, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:
a) The types of financial (including contingent liabilities and other off-balance sheet risks) and non-financial (operational, technological, legal, social, environmental, political and reputational, including corruption-related risks) risks to which the Company is exposed;
b) A multi-level risk control and management model;
c) the setting of the risk level that the Company deems acceptable; the measures contemplated to mitigate the impact of the identified risks, should they materialize; and
d) the internal control and information systems to be used to control and manage the above-mentioned risks.
7) To supervise the risk control and management unit, which shall perform the following duties:
a) ensure the proper operation of the risk control and management systems, and particularly to ensure that all material risks affecting the Company are identified, managed and quantified;
b) actively participate in preparing the risk strategy and in important decisions regarding the management thereof; and
c) endeavor to ensure that the risk control and management systems properly mitigate risks within the framework of the policy determined by the Board of Directors.

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8) To establish and supervise a mechanism that enables employees and other people connected with the Company, such as Directors, shareholders, suppliers, contractors and subcontractors, to confidentially and anonymously, with due regard for the rights of complainant and the subject of any complainant, report any significant improprieties, including financial, accounting or any other kind of improprieties regarding the Company, that they become aware of within the Company or its Group.
9) To establish and maintain appropriate relations with the Statutory Auditor in order to receive, for review by the Committee, information on all matters that could entail a threat to the independence thereof, as well as any other matters relating to the audit procedure, and when applicable, authorization of services other than those that are prohibited, upon the terms contemplated by applicable law, and such other communications as may be provided for in auditing legislation and auditing rules. In any event, the Audit and Control Committee must receive, on an annual basis, a declaration from the Statutory Auditor of its independence from the Company or entities directly or indirectly related thereto, as well as detailed and itemized information regarding additional services of any kind provided to and the corresponding fees received from, such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of applicable law.
10) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Statutory Auditor has been compromised. This report must in all cases include a reasoned assessment of the provisions of each and every one of the additional services referred to in point 9) above, both individually and as a whole, other than the legal audit and regarding the rules on independence or regulations on the activity of auditing.
11) To preserve the independence of the statutory auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor meets annually with the full Board of Directors to inform the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor’s business, and generally all other provisions regarding the independence of the auditors.
12) To analyze and report on the financial terms, accounting impact and, if applicable, the exchange ratio proposed for structural modifications and corporate transactions that the Company expects to carry out, prior to submission to the Board of Directors.
13) To report in advance to the Board of Directors on all matters provided by law and the By-Laws, and particularly regarding:

1.Financial information and the management report, which shall include the required non-financial information that the Company must periodically make public; and
2.The creation or acquisition of interests in special-purpose entities or entities domiciled in countries or territories considered to be tax havens.

14) To report on related-party transactions that must be approved by the shareholders acting at a General Shareholders’ Meeting or by the Board of Directors and to supervise the internal process established by the Company for those transactions for which approval has been delegated by the Board of Directors

15) To supervise the application of the general policy on the disclosure of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all with respect to those aspects within the purview of the Committee.

16) As regards those companies of the Group that are deemed to be Public-Interest Entities (Entidades de Interés Público) (as defined by applicable law), and with respect to which it is so approved by the Board of Directors, to perform all those duties of the Audit Committee at any time contemplated by applicable law, provided that (a) such companies are directly or indirectly wholly-owned by the Company pursuant to the provisions of applicable law , or (b) the assumption of such duties has been unanimously approved by the shareholders of the subsidiary.
The provisions of paragraphs 2), 9) and 10) shall be understood as being without prejudice to the regulatory framework governing the auditing of accounts.
Mechanisms established to preserve the independence of external auditors
With regard to the independence of the Company's external auditor, and in accordance with the provisions of Telefónica´s Regulations of the Board of Directors (Article 41), the Board of Directors has established, through the Audit and Control Committee, a stable and professional relationship with the Accounts Auditor, with strict respect for the independence thereof.

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Furthermore, the Audit and Control Committee, as part of its fundamental powers (Article 22 of the Regulations of the Board of Directors and Article 4 of the Regulations of the Audit and Control Committee), has established and maintains the appropriate relationships with the auditors to receive information on those matters that may threaten their independence, to be considered by the Committee, and any others related to the process of carrying out the audit, and, where appropriate, the authorisation of services other than those prohibited, in accordance with the terms set forth in the applicable law, as well as other communications set forth in audit legislation and audit regulations.
In any case, the Audit and Control Committee annually receives the accounts auditor's declaration of independence with regard to the Company or entities directly or indirectly related to it, as well as detailed and personalised information on the additional services of any kind provided and the corresponding fees received from these entities by the reported auditor, or the persons or entities related to him/her in accordance with the provisions of current regulations.
Furthermore, the Committee issues, prior to issuing the audit report of the accounts, an annual report that expresses an opinion on whether the independence of the accounts auditor has been compromised. This report states, in any case, the evaluation, with supporting evidence/rationale, of the provision of each and every one of the additional services referred to in the previous section, taken into account individually and together, different to the statutory audit and in relation to the independence regime or the regulations governing account auditing.
In any event, the Audit and Control Committee must preserve the independence of the statutory auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor meets annually with the full Board of Directors to inform the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor’s business, and generally all other provisions regarding the independence of the auditors.
In addition, and in accordance with the Regulations of the Board of Directors (Article 22), the Company's Audit and Control Committee puts forward proposals to the Board of Directors for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with the law, as well as the terms and conditions of his/her contract, regularly obtaining information from the auditor on the audit plan and the execution thereof, as well as preserving his/her independence in the exercise of his/her duties.
Furthermore, the external auditor has direct access to the Audit and Control Committee, participating regularly in its meetings, without the presence of members of the Company's management team when this is deemed necessary. In this regard, and in accordance with the requirements of US regulations on this matter, the External Auditor reports to the Audit and Control Committee, at least on an annual basis, on the most significant accounting policies and practices followed in drawing up the Company's financial and accounting information, on any alternative accounting treatment within generally accepted accounting principles and practices that affects any relevant element within the financial statements that may have been discussed with the management team, and, finally, on any relevant communication between the auditor and the Company's management team. In addition, and in accordance with Article 41 of the Regulations of the Board of Directors, the auditor shall hold an annual meeting with the full Board of Directors to provide an update on the work carried out and the evolution of the Company´s accounting and risk situation.
In accordance with the Company's internal regulations, and also in line with the legal requirements imposed by Spanish, European and US regulations, contracting any service with the Company's External Auditor must always be approved beforehand by the Audit and Control Committee. Furthermore, this contracting of services, other than those of the audit itself, is carried out in strict compliance with the Audit Act, European regulations and the Sarbanes-Oxley Act enacted in the United States and its implementing regulations. In this respect, and before hiring the auditor, the Audit and Control Committee analyses the content of the work to be carried out, assessing the situations that may entail a risk to the independence of the Company's External Auditor, and specifically supervises the percentage represented by the fees paid by the latter of the audit firm´s total revenue. In this regard, the Company states in its Annual Report, in accordance with the legal requirements in force, how much the Company's External Auditor is paid, including those fees related to services of a different nature from auditing.
Consequently, the Company has implemented, in practice, the legal provisions on this matter as indicated in the preceding paragraphs.
c) Operation.
The Audit and Control Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:

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-    The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.
-    The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.
This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.
The Audit and Control Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In any event, the Committee shall meet, at a minimum, on each date on which annual or interim financial information is published. In such cases, the Internal Auditor shall be present. If any type of review report is issued, the Auditor shall also be present.

In this regard, and with reference to the meetings held with the Statutory Auditor and with the Internal Auditor, the provisions of article 7 of the Regulations of the Company’s Audit and Control Committee are complied with, which provisions establish that, for the proper exercise of its supervisory function, the Committee must be familiar with, and understand, the decisions made by Senior Management regarding the application of the most significant criteria and the results of the reviews conducted by the Internal Audit Office, while maintaining fluid communications with the Statutory Auditor. In point of fact, the External Auditor has participated in meetings of the Audit and Control Committee in order to explain the work that was done, and also to clarify, at the request of Committee, those issues that may have been raised in connection with the duties assigned to such External Auditor. The members of the Committee also held separate meetings with each of these contact persons when such meetings were deemed necessary, in order to conduct a rigorous follow-up of the preparation of the Company’s financial information.

During 2021 it held 11 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.
Likewise, in the fulfillment of its duties, the Committee may request the presence of the following persons at its meetings: the Statutory Auditor, the head of the Internal Audit Office, any Director, employee or Officer of the Company and the experts that it deems appropriate.

Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its
Members, of sufficient time to analyze and evaluate the information received by them.

The Committee also has a Secretary, as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.

For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee establishes an Annual Work Plan.

The meetings are scheduled by the Chairman of the Committee, who communicates them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions are performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.

Most important activities during the fiscal year and fulfillment of duties.
The primary activities and actions performed by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2021 have been associated with the powers and functions of such Committee. Accordingly, the Audit and Control Committee has performed, among others, the following tasks:
-    In the financial and non-financial area: i) a review of the Company’s financial information (Annual Accounts and Management Reports, which include non-financial information for 2020, periodic quarterly and semi-annual financial information about the Telefónica Group and the Group’s Public Interest Entities for which this Committee has taken on the duties of its Audit Committee, and Alternative Performance Measures, included in the Company Financial Information); ii) financial accounting aspects of corporate operations; iii) a review of the informative brochures presented by the Company to the various supervisory bodies (including, among others, the 20-F Annual Report and numerous informative brochures about share-financing and debt-financing transactions); and iv) a review of specific presentations on financial and fiscals aspects of, and changes in, accounting regulations. The Committee also reviewed the non-financial information and the information on diversity prepared by the Company, in compliance with applicable regulations.
-     Regarding the external auditor: i) a proposal regarding the fees to be received by PwC as the Statutory Auditor for fiscal year 2021, and ii) a review of the audit work and the limited reviews conducted by the

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external auditor with regard to the above-mentioned financial information.
-    Regarding internal controls: i) a review of the work performed by the Internal Audit Office regarding the review of cross-cutting processes, investigations and inspections; and ii) a review of the risk management system.
-     Regarding compliance, the activities carried out by the Compliance area, including, among others, the review and strengthening of the Company’s regulatory framework, and advice on conflicts of interest, global due-diligence procedures associated with operations, and specific presentations on specific aspects or initiatives of the Company's Compliance Program.
-     Other items of interest: i) the 2020 report of the Audit and Control Committee on related-party transactions; ii) the monthly report of the head of the Telefónica, S.A. Treasury Stock Management Team on treasury-stock transactions; iii) a review to ensure that the financial information published on the Company’s website is continuously updated and matches the information prepared, in each instance, by the Board of Directors and published on the CNMV website; iv) analysis of the new developments affecting the Audit and Compliance Committee, contained in Law 5/2021, which amends the Capital Companies Act and other financial regulations, and, consequently, analysis of the new Regime for Related-Party Transactions established by Law 5/2021 and the actions to be taken by the company (amendment of the Board of Directors and of Audit and Compliance Committee regulations; establishment of a generic delegation for the approval of all permitted related-party transactions; drafting of framework agreements for financing operations; updating of the Procedure for obtaining information and approval of related-party transactions with directors and senior executives; drafting of a new procedure for obtaining information and approval of intra-group related-party transactions; and establishment of an internal procedure for periodic reporting and control); v) periodic training to ensure that the knowledge imparted to the members of the Committee is up to date; and vi) preparation of the Audit and Control Committee's Report on the Functioning of the Audit and Control Committee.

The Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A. is governed by the provisions of article 40 of the Bylaws and of article 23 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 1/2019 of the National Securities Market Commission regarding Nominating and Compensation Committees, the Board of Directors, at its meeting held on June 26, 2019, approved the Regulations of the Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A., which was amended by resolution of the Board of Directors at its meeting of December 16, 2020, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, to adapt it to the recommendations of the Good Governance Code as amended in June 2020 (as well as Article 23 of the Regulations of the Board of Directors).
Article 40 of the Company's By-Laws, article 23 of the Regulations of the Board of Directors and the Regulations of the Nominating, Compensation and Corporate Governance Committee govern such Committee under the terms set out in the following sections. The current version of the Regulations of the Nominating, Compensation and Corporate Governance Committee is available for consultation on the Company's corporate website, in the Corporate Governance section under Information for Shareholders and Investors: https://www.telefonica.com/en/shareholders-investors/
a) Composition.
The Nominating, Compensation and Corporate Governance Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be external or non-executive Directors, and the majority of them must be independent Directors. The Lead Independent Director must also be a member of the Committee.
The members of the Nominating, Compensation and Corporate Governance Committee shall be appointed such that as a group they have the knowledge, aptitudes and experience appropriate for the duties that they are called upon to perform.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, whose position shall in any case be held by an independent Director, shall be appointed from among the members of such Committee.

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As of December 31, 2021, and on the date of this Report, the Nominating, Compensation and Corporate Governance Committee was and is composed of the following persons:

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Peter Erskine	Member	Other External
Ms. María Luisa García Blanco	Member	Independent
Mr. Peter Löscher	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External
b) Responsibilities.
Notwithstanding any other tasks that may be assigned to it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following responsibilities:
1) To evaluate the skills, knowledge and experience necessary within the Board of Directors. For such purposes, it shall determine the functions and aptitudes needed in the candidates who must fill each vacancy and shall evaluate the time and dedication required for them to effectively carry out their tasks and shall ensure that the non-executive Directors have sufficient availability to properly perform their duties.
2) To establish a goal for representation by the less represented gender on the Board of Directors and prepare guidance on how to reach this objective.
3) To submit proposed appointments of independent Directors to the Board of Directors for appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders’ Meeting, as well as proposals for the re-election or removal of such Directors by the shareholders at the General Shareholders’ Meeting.
4) To report on the proposed appointments of the other Directors of the Company for their appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders’ Meeting, as well as proposals for the re-election or removal thereof by the shareholders at the General Shareholders’ Meeting.
5) To also report on proposals for the appointment and removal of the Secretary and any Deputy Secretary of the Board of Directors of the Company, as well as proposals for the appointment, re-election and removal of Directors from the subsidiaries thereof.
6) To report on proposals for the appointment and removal of the Senior Executive Officers of the Company and its subsidiaries.
7) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.
8) To propose to the Board of Directors the appointment of the Lead Director from among the independent Directors.
9) Together with the Chairman of the Board of Directors, to organize and coordinate a periodic evaluation of the Board of Directors and its Committees, including the performance and contribution of each Director and the evaluation of the performance of the Chairman of the Board of Directors under the direction of the Lead Director pursuant to the Regulations of the Board of Directors.
10) To report on the periodic evaluation of the performance of the Chairman of the Board of Directors.
11) To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and planned manner.
12) To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of the Regulations of the Board of Directors.
13) To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman of the Board of Directors, the executive Directors and the Senior Executive Officers of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.
14) To confirm compliance with and to periodically review the compensation policy applied to the Directors and Senior Executive Officers, including share-based compensation systems and the application thereof.
15) To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
16) To verify the information regarding the compensation of the Directors and Senior Executive Officers set forth in the various corporate documents, including the annual report on the Director compensation policy.
17) To supervise compliance with the Company’s internal corporate governance policies and rules, as well as the Company's internal codes of conduct in force from time to time, while also endeavoring to ensure that the corporate culture is aligned with its purpose and values.
18) To periodically evaluate and review the Company's corporate governance system, such that it fulfils the mission of promoting the corporate interest and takes due account of the legitimate interests of the other stakeholders.
19) To supervise the implementation of the general policy regarding the communication of economic/financial, non-

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financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all as regards aspects within the purview of this Committee.
20) To endeavor to ensure that any conflicts of interest do not adversely affect the independence of external advice provided to the Committee.
21) To exercise such other powers and perform such other duties as are assigned the Nominating, Compensation and Corporate Governance Committee in the Regulations of the Board of Directors.
c) Operation.
The Nominating, Compensation and Corporate Governance Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:
–The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.
–The Chairman of the Committee, or, if applicable, the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.
This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.
The Nominating, Compensation and Corporate Governance Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In addition to holding the meetings scheduled on the annual calendar, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Company’s Board of Directors or the Chairman of the Board of Directors requests the issuance of a report or the preparation of a proposal within the scope of its responsibilities, and whenever, in the opinion of the Chairman of the Board, a meeting is appropriate for the proper fulfillment of its duties.
During 2021 it held 12 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.
The Committee shall also meet sufficiently in advance of the meetings of the Board of Directors.
Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.
The Committee shall have a Secretary (who will normally be the Secretary or the Deputy Secretary of the Board of Directors), as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.
For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee shall establish an Annual Work Plan.
The meetings shall be scheduled by the Chairman of the Committee, who shall communicate them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions shall be performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.
The Nominating, Compensation and Corporate Governance Committee shall consult the Chairman of the Board of Directors, particularly with regard to matters involving the Executive Directors and Senior Officers.
Most important activities during the fiscal year and fulfillment of duties.
The primary activities and actions performed by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2021 have been associated with the powers and functions of such Committee or with legal requirements or with Telefónica's internal regulations. Accordingly, the Nominating, Compensation and Corporate Governance Committee has analyzed and reported on the following issues, among others:
a) Proposed appointments associated with the Board of Directors of Telefónica, S.A. and its Committees.
In the fiscal year 2021, the Nominating, Compensation and Corporate Governance Committee carried out the following actions:
•Thus, at its meeting of January 26, 2021, the Committee reported favourably to the Board of Directors on the proposed appointment of Mr Peter Löscher as a member of the Executive Commission.

•At its meeting of February 23, 2021, the Committee reported favourably to the Board of Directors on the proposed appointment of Ms Claudia Sender Ramírez as a member of the Strategy and Innovation Committee, replacing Mr Peter Löscher, who ceased to be a member of this Committee.

•Likewise, and in relation to the proposals to be submitted to the company’s Ordinary General Meeting in 2021, the Committee, at its meeting of

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March 10, 2021, adopted the following resolutions:

◦Favourably advise the re-election, for a further period of four years, of the Director Mr José María Álvarez-Pallete López, in the category of Executive Director, and of the Director Mr Ignacio Moreno Martínez, in the category of Proprietary Director.

◦Propose the reappointment for a further period of four years, of Board Members Ms Carmen García de Andrés and Mr Francisco José Riberas Mera, in the category of Independent Directors.

•Furthermore, at its meeting held on September 28, 2021, the Committee took cognizance of the voluntary resignation to be tendered by Ms Sabina Fluxà Thienemann as Independent Director of Telefónica, S.A. and, consequently, from all her positions on the Board of Directors and Board Committees. Consequently, and in order to fill the vacancy of Ms Sabina Fluxà Thienemann, the Committee proposed to the Company's Board of Directors the appointment of Ms María Rotondo Urcola by co-optation, as Independent Director. At the same meeting, the Committee also reported favourably to the Board of Directors on the proposed appointment of Ms María Rotondo Urcola as a member of the Sustainability and Quality Committee.

•Finally, in its meeting on December 14, 2021, the Committee took cognizance of the voluntary resignation to be tendered by Mr Ignacio Moreno Martínez and Mr Jordi Gual Solé from their posts as Proprietary Directors of Telefónica, S.A. and, consequently, from all their posts on the Board of Directors and Board Committees, in order to enable the Company to continue to evolve in the implementation of best practices and recommendations in the field of Corporate Governance with regard to the number and composition of its Board of Directors.

At the same meeting, the Committee also reported favourably to the Board of Directors on the following proposals: (i) To appoint the Independent Director Ms María Luisa García Blanco as member of the Sustainability and Quality Committee; (ii) To appoint the Independent Director Ms María Luisa García Blanco as Chairman of the Sustainability and Quality Committee, replacing the Other External Director Mr Francisco Javier de Paz Mancho, who remains a member of said Committee; (iii) To appoint the Independent
Director Mr Juan Ignacio Cirac Sasturain and the Independent Director Ms Carmen García de Andrés as members of the Regulation and Institutional Affairs Committee; (iv) To appoint Further External Director Mr Francisco Javier de Paz Mancho as Chairman of the Regulation and Institutional Affairs Committee; and (v) To appoint Independent Director Ms María Rotondo Urcola as member of the Audit and Control Committee.

b) Proposals for the appointment of Directors at the Subsidiaries of the Telefónica Group.
c)    Appointment proposals associated with the Senior Officers and the organizational structure of the Telefónica Group.

d) The policy and the compensation plan for the Directors and Officers of the Telefónica Group (in terms of fixed and variable compensation and share plans).

e)    The 2020 Corporate Governance Report and Compensation Report.
f)     Report on the amendment of the Regulations of the Board of Directors.

g) Preparation of the Report on the functioning of the Nominating, Compensation and Corporate Governance Committee.
The Regulation and Institutional Affairs Committee

The Regulation and Institutional Affairs Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and is regulated in article 24 of the Regulations of the Board of Directors.
On the occasion of the amendment of the Regulations of the Board of Directors, made in December 2020, the name of the 'Regulation Committee' has been changed to the current 'Regulation and Institutional Affairs Committee'.
a) Composition.
The Board of Directors determines the number of members of this Committee, which shall in no case be less than three. A majority of its members must be external or non-executive Directors.

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The Chairman of the Regulation and Institutional Affairs Committee is appointed from among its members.
As of December 31, 2021, and on the date of this Report, the Regulation and Institutional Affairs Committee was and is composed of the following persons:

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Other External
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. Carmen García de Andrés	Member	Independent
At its meeting held on December 15, 2021, the Board of Directors agreed to appoint Mr Juan Ignacio Cirac Sasturain and Ms Carmen García de Andrés as members of the Regulation and Institutional Affairs Committee. Likewise, on the same date, the Director Mr. Francisco Javier de Paz Mancho was appointed Chairman of the Regulation and Institutional Affairs Committee.
b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Regulation and Institutional Affairs Committee shall have, at a minimum, the following functions:
1)To monitor on a permanent basis the principal regulatory matters and issues affecting the Group at any time, through the study, review and discussion thereof.
2)To act as a communication and information channel on regulatory matters between the management team and the Board of Directors and, where appropriate, to advise the Board of Directors of those matters deemed significant to the Company or to any of the companies of the Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.
3)To analyze, report and propose to the Board of Directors the principles that should govern the Sponsorship and Patronage Policy of the Group, to engage in the monitoring thereof, and to individually approve sponsorships in an amount or importance that exceeds the threshold set by the Board and which must be approved thereby.
Most important activities during the fiscal year and fulfillment of duties.
During 2021, it held 11 sessions, each lasting an average of two hours.
The main activities and actions carried out by the Regulation and Institutional Affairs Committee during the 2021 financial year were linked to the duties and functions corresponding to this Committee. Thus, the Regulation and Institutional Affairs Committee has analysed and discussed the following issues, among others:
•The regulatory matters that are most important to the Telefónica Group, as reflected in the Regulatory Agenda, all at the global level and at the level of the European Union, by region (Europe and Latin America) and by country. The most significant developments, in terms of the most notable issues on the above-mentioned Regulatory Agenda, are updated at each meeting, as are the specific documents or reports presented to the Committee, when the issue or its circumstances make it advisable.
•Update on regulatory authorizations for corporate operations.
•The continuous monitoring of the Sponsorship and Patronage Policy, including the sponsorship proposals presented by the Global Sponsorships Office of Telefónica, S.A.
•The most relevant institutional milestones of the Telefónica Group with regard to the Company’s Institutional Relations.

The Strategy and Innovation Committee

The Strategy and Innovation Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and, since the Board of Directors, at its meeting held on December 16, 2020, approved the amendment to the Regulations of the Board of Directors, it is regulated in article 26 of the Regulations of the Board of Directors.
a) Composition.
The Board of Directors determines the number of members of this Committee which shall in no case be less than three. A majority of its members must be external or non-executive Directors.
The Chairman of the Strategy and Innovation Committee is appointed from among its members.
As of December 31, 2021, and on the date of this Report, the Strategy and Innovation Committee was and is composed of the following persons:

Name	Post	Category
Mr. Peter Erskine	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Verónica Pascual Boé	Member	Independent
Ms. Claudia Sender Ramírez	Member	Independent

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On February 24, 2021, the Board of Directors agreed to appoint the Independent Director Ms. Claudia Sender Ramírez as Member of the Strategy and Innovation Committee.
b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Strategy and Innovation Committee shall have, at a minimum, the following functions:
1)To support the Board of Directors in the analysis and monitoring of the strategic policy of the Group at the global level.
2)To advise and provide support to the Board of Directors on all issues relating to innovation, and to analyze, study and periodically monitor the Company’s innovation projects, set standards and provide support to ensure the appropriate implementation and development thereof throughout the Group.
Most important activities during the fiscal year and fulfillment of duties.
Over the course of the 11 meetings held during fiscal year 2021, the Strategy and Innovation Committee has analyzed various issues associated fundamentally with the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business.
The Committee has also conducted a periodic follow-up of the Company’s innovation projects, providing opinions and support in order to ensure their appropriate implementation and development throughout the Telefónica Group.
The Sustainability and Quality Committee

The Sustainability and Quality Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and is governed by the provisions of article 25 of the Regulations of the Board of Directors.
a) Composition.
The Board of Directors determines the number of members of this Committee, which shall in no case be less than three. All members thereof must be external or non-executive Directors and the majority thereof must be independent Directors.

The Chairman of Sustainability and Quality will be appointed from among its members.

As of December 31, 2021, and on the date of this Report, the Sustainability and Quality Committee was and is composed of the following persons:

Name	Post	Category
Ms. María Luisa García Blanco	Chairman	Independent
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. Carmen García Andrés	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External
Ms. María Rotondo Urcola	Member	Independent
Ms. Claudia Sender Ramírez	Member	Independent

The Board of Directors, at its meeting of September 29, 2021, moved to appoint Ms María Rotondo Urcola as a member of the Sustainability and Quality Committee.

Likewise, the Board of Directors, at its meeting of December 15, 2021, moved to appoint Ms María Luisa García Blanco as a member of the Sustainability and Quality Committee. On the same date Ms María Luisa García Blanco was appointed Chairwoman of the Sustainability and Quality Committee, replacing the Mr Francisco Javier de Paz Mancho, who remains a member of the Committee.
b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Sustainability and Quality Committee shall have, at a minimum, the following functions:
1)To supervise and review the strategies and policies of the Company’s Responsible Business Policy, including environmental and social issues, ensuring that they are aimed at responding to the expectations of the company’s stakeholders and the creation of value, and to propose to the Board of Directors that they be updated and modified when necessary.
2)To promote a proactive relationship strategy with our stakeholders: customers, investors, suppliers, employees and society in general, with the purpose of defining the material issues affecting the Company from risk and opportunity perspectives.
3)To supervise the impact analyses linked to the Responsible Business strategy and our reputation, both from a business perspective and from the perspective of their impact on society, and in particular Human Rights and the Environment, as well as the legal modifications, recommendations and best business practices, which could have a significant influence for the Telefónica Group in matters of sustainability and reputation.
4)To analyze, promote and supervise Telefónica Group’s sustainability objectives, action plans and practices in the environmental and social areas, including aspects such as ethical behavior, human rights, the environment and climate change,

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responsible management of the supply chain, digital trust and the responsible use of technology, talent and diversity, sustainable customer responsibility, ethical and sustainable products and services and inclusive connectivity, as well as other issues identified as risks or opportunities for the Company in terms of sustainability.
5)To ensure that the sustainability practices in the environmental and social areas conform to the strategy that has been determined, and evaluate their degree of compliance through quality indices, ESG, the measurement of reputation and sustainability, among others, making recommendations where necessary to improve the Telefónica Group’s management in these fields.
6)To ensure that the corporate culture is aligned with its purpose and values with transparency towards its stakeholders.
7)Together with the Audit and Control Committee, to know the process of reporting non-financial information in matters of social responsibility and sustainability, which includes the aspects and matters detailed in sections 2), 3) and 4) above in accordance with international benchmarks, as well as the risks relating to those matters.
8)Any other matters related to the fields within its competence that are requested by the Board of Directors or its Chairman.
With regard to these functions, and with reference to the issues pertaining to ethics and responsibility, Telefónica wishes to be a significant participant in the communities in which it operates, internalizing within its strategy and its operating methods the impacts of its activities on society and on the environment. Its purpose in this area is to make the world more human by connecting lives, which means that it must always be aware of how it can contribute toward generating a positive impact through its products and services, while taking great care to minimize any negative impacts that its activities might cause. This involves being an ethical and responsible company - a concern that is reflected in Telefónica’s strategy and governance.
The Principles of Responsible Business and the Group’s Responsible Business Plan reflect, respectively, the ethical framework and the sustainability roadmap, both of which are approved by the Board of Directors, as well as the Group’s most relevant policies in this area (see the policies in the chapter on ethics). The Sustainability and Quality Committee also monitors the implementation of the above-mentioned Responsible Business Plan at its monthly meetings.

Furthermore, the Audit and Control Committee plays an important supervisory role in the area of ethics and sustainability, inasmuch as it oversees the Company’s compliance function, the risk analysis and risk management process, and the reporting processes.

The Group’s Responsible Business Plan includes goals and projects involving the ethical and responsible management of the Company; respect for human rights; the Customer Promise; commitments to privacy; freedom of expression and information; security; the ethical management of artificial intelligence and the responsible management of technology; sustainable management of the Supply Chain; the strategy for addressing Climate Change and the Environment; the promotion of Diversity; the safety and well-being of our employees; and a business strategy focused on generating products and services that contribute toward addressing the major social and environmental challenges facing society (through sustainable innovation).

Some of the most important goals of the Responsible Business Plan are taken into account for the determination of the variable compensation of the Company’s employees.

Therefore, through the Company’s governance bodies, the Responsible Business Plan is presented for its:

Approval	BOARD OF DIRECTORS
Supervision	Sustainability and Quality Committee	Audit and Control Committee
Monitoring	The Responsible Business Office
Implemen-tation	Corporate Business and Support Areas	Country Obs

The Responsible Business Plan is monitored by the Responsible Business Office, which four times a year brings together the senior managers in the areas of Compliance, Audit, Legal Services, People, Corporate Ethics and Sustainability, Communications, Security, Procurement, Operations, Data & Analytics, Telefónica Tech and Telefónica Infra. This Office reports to the Sustainability and Quality Committee through the head of Corporate Ethics and Sustainability.
The corporate business support areas, on the one hand, and the Executive Committees of the Operators, on the other hand, handle the implementation of the goals set out in the Responsible Business Plan.

Most important activities during the fiscal year and fulfillment of duties.
Over the course of the 10 meetings held during fiscal year 2021, the Sustainability and Quality Committee has analyzed the quality indices for the principal services provided by the companies within the Telefónica Group, evaluated the levels of commercial service given to customers by those companies, and has analyzed the Corporate Social Reputation of the Telefónica Group, including the most relevant issues in terms of Sustainability (ethical behavior, sustainable innovation,

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digital trust, the supply chain, talent and diversity management, customers, the environment and climate change), including Responsible Business Plans and the Integrated Annual Report.
Evaluation of the Board and of its Committees
Once a year, all of the Company’s Directors evaluate the performance of the Board of Directors of Telefónica, S.A., of its Committees and of the General Shareholders’ Meeting. Furthermore, every three years such evaluation is carried out with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee. Thus, the evaluation of the Board of Directors for the financial year 2017 was carried out with the assistance of the external consultant Villafañe & Asociados Consultores, the evaluations of the financial years 2018 and 2019 were carried out internally by the Company, without assistance of an external consultant, and for the evaluation corresponding to the financial year 2020, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, has had the support, as an external advisor, of the consulting firm Egon Zehnder; and the assessment for the 2021 financial year has been carried out internally by the Company, without the support of an external advisor.
Specifically, at the end of the 2021 financial year, all Directors were given a questionnaire to carry out the evaluation process for that year.

The questionnaire contained a wide range of questions grouped under the following headings:

•The Board of Directors: Composition, Function and Powers, expressly including the adequacy of the performance and contribution of i) each Director on the Board of Directors, ii) the Chairman of the Board, iii) the Lead Independent Director, and iv) the Secretary of the Board.

•Committees of the Board of Directors: Composition, Function and Powers, expressly including the performance and input of i) the Committee Chairs, and ii) the Secretariat for these Committees.

•Rights and Duties of Directors.

•Stakeholders General Shareholders' Meeting.

•Suggestions and Comments.

The Nominating, Compensation and Corporate Governance Committee, at its meeting held on January 25, 2022, reviewed and analysed the results of this evaluation, concluding that, in general, the aspects related to the Board of Directors, Committees and General Meeting had been highly valued and were considered optimal and competent on the whole.

However, as a result of this evaluation, and in order to continue improving the functioning of the company's corporate governance system, certain areas for optimisation were identified, in view of which, and after a detailed examination and analysis of the results achieved, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, at its meeting of January 26, 2022, established an Action Plan for the implementation of the following suggestions and recommendations:

•In accordance with the process already initiated by the company, the analysis of the composition of the Board of Directors and the application of the Diversity Policy will continue to be promoted, both in terms of gender and profile.

•Work will also continue on optimising the process of making the documentation of Board and Committee meetings available to the Directors, so that it is made available, whenever possible, at an earlier date.

•Finally, work will continue on the realisation and implementation of all training actions considered appropriate.

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4.4.2. Management Team
As regards the Company's Executive Committee, its composition as of December 31, 2021 is shown below:

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4.5. Transactions with Related Parties and Conflicts of Interest
4.5.1. Transactions with Related Parties
•The procedure for approval of related-party and intragroup transactions
As mentioned above, the Board of Directors, at its meeting held on June 29 and 30, 2021, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the company's Board of Directors’ Regulations which basically consists of adapting them to the novelties of Law 5/2021 of April 12, which amends the revised text of the Capital Companies Act and other financial regulations with regard to the promotion of long-term shareholder involvement in listed companies (Law 5/2021). Specifically, the Board of Directors' Regulations were adapted to the amendments introduced by Law 5/2021 to the regime of related-party transactions applicable to listed companies.

Likewise, the Board of Directors, at its aforementioned meeting held on June 29 and 30, 2021, approved, in coordination with the aforementioned amendment of the Board of Directors’ Regulations, to partially amend the Regulations of the Audit and Control Committee, in order to incorporate the changes introduced in the Board of Directors’ Regulations.

Following the aforementioned amendment, Article 5.4 of the Board of Directors’ Regulations includes the following non-delegable powers of the Board, among others:

The approval, subject to a report from the Audit and Control Committee, of related-party transactions under the terms established in Article 39 of these Regulations, unless its approval corresponds to the General Meeting.

The Company’s Board of Directors may delegate the approval of transactions between companies forming part of its group that are carried out within the scope of ordinary management and under market conditions, as well as transactions entered into under contracts whose standard conditions are applied en masse to a large number of customers, carried out at prices or rates established on a general basis, and whose amount does not exceed 0.5% of the net turnover of the company, determined in accordance with the rules of calculation laid down in the Law.

In this regard, and in accordance with the provisions of article 31.f) of the Board of Directors' Regulations, no Director may directly or indirectly carry out professional or commercial operations or transactions with the company or with any of the companies of its group, when such operations or transactions are outside the ordinary course of business or are not carried out under market conditions, except for those operations or transactions that are authorised by the company under the terms provided for in the regime on related-party transactions established by law, in the Articles of Association, and in these Regulations.

Article 39 of the Board of Directors' Regulations establishes the following with regard to the regime on related-party transactions:

1.The Board of Directors, subject to a favourable report from the Audit and Control Committee, shall approve transactions that the company or its subsidiaries carry out with directors, shareholders holding 10% or more of the voting rights or represented on the company’s Board of Directors, or any other persons who should be considered related parties under the terms of the law, provided that, under current legislation, they are considered to be related party transactions, and unless their approval corresponds to the General Shareholders' Meeting. This power cannot be delegated, except in the cases and under the terms provided for in the law and in Article 5.4 of these Regulations.

2. In relation to the adoption of the motion to approve related-party transactions whose competence corresponds to the Board of Directors and has not been delegated, the Director involved or the Director representing or related to the shareholder involved must abstain from participating in the deliberation and voting in accordance with the provisions of the law.

3. In the event that the Board of Directors delegates the approval of related-party transactions in accordance with the provisions of the law and Article 5.4 of these Regulations, the Board of Directors itself shall establish an internal procedure of information and periodic control in relation thereto, in which the Audit and Control Committee shall intervene, in order to verify the fairness and transparency of these transactions and, where appropriate, compliance with the applicable legal criteria. The approval of such transactions shall not require a prior report from the Audit and Control Committee.

4. In relation to related-party transactions whose approval depends on the General Meeting, the proposed motion for approval adopted by the Board of Directors shall be submitted to the General Meeting with an indication as to whether it has been approved by the Board of

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Directors with or without the majority of the independent Directors voting against.

Likewise, Article 4, section xiv) of the current Regulations of the Audit and Control Committee establishes, among the competencies of this Committee, the following:

Report on related party transactions to be approved by the General Meeting or the Board of Directors and supervise the internal procedure established by the Company for those transactions whose approval has been delegated by the Board of Directors, as the case may be.

In relation to the above, and within the framework of the aforementioned regulation, the Board of Directors of the Company, at its meeting held on June 29 and 30, 2021, following a favourable report from the Audit and Control Committee, moved to establish a generic delegation for the approval of all related-party transactions that are so allowed, that is:

a.Intra-group transactions (companies subject to a potential conflict of interest) that are carried out in the ordinary course of business and on an arm's length basis; and

b. Transactions which are concluded under contracts whose standardised conditions are applied en masse to a large number of customers, made at general prices or rates, and whose amount does not exceed 0.5% of the company's net turnover.

Such delegation was made to the bodies or persons who, in accordance with the general powers of attorney in force at any given moment and the internal contracting regulations of Telefónica, S.A. and the other applicable companies in its group, and in accordance with the functions they perform within the Telefónica Group (such as financing, telecommunications services and all those derived from the ordinary business of the group), have the powers to carry out such delegation.

The approval of the related-party transactions referred to in the aforementioned motion of the Board of Directors does not require a prior report from the Audit and Control Committee, although such transactions must be reported half-yearly to the Audit and Control Committee and the Board of Directors in order to verify the fairness and transparency of such transactions and, where appropriate, compliance with the applicable legal criteria.

During fiscal year 2021 neither Telefónica, S.A. nor any company in its Group has carried out transactions with any member of the Board of Directors or with any member of senior management other than those derived from the Group's ordinary business or traffic, except as indicated in the following paragraph in respect of transactions with parties related to Directors.

In relation to the above, the significant and relevant transactions carried out by companies of the Telefónica Group with related parties are included in Note 11 (Related Parties) and in Note 10 (Associates and joint ventures) of the Consolidated Annual Accounts of Telefónica, S.A. of
Telefónica, S.A. corresponding to fiscal year 2021,, as in Section D of the Statistical Annex of the Annual Corporate Governance Report.

4.5.2. Conflicts of Interest GRI 102-25
Company policy establishes the following principles governing possible conflicts of interest that may affect directors, senior executives or significant shareholders:
•
Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.
It is also established that Directors may not directly or indirectly carry out professional or commercial operations or transactions with the company or with any of the companies of its group, when such operations or transactions are outside the ordinary course of business or are not carried out under market conditions, except for those operations or transactions that are authorised by the company under the terms provided for in the regime on related-party transactions established by law, in the Articles of Association and in the Regulations of the Board of Directors (regime described in section 4.5.1. above).
Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.
Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.
•With regard to significant shareholders, Article 39 of the Board Regulations establishes that the Board of Directors, following a favourable report from the Audit and Control Committee, shall approve transactions that the company or its subsidiaries carry out with shareholders holding 10% or more of the voting rights or represented on the Company’s Board of Directors,

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provided that, under current legislation, they are considered to be related-party transactions, and unless their approval corresponds to the General Shareholders' Meeting. This power cannot be delegated, except in the cases and under the terms provided by law and in Article 5.4 of the Company's Board of Directors’ Regulations, as described in section 4.5.1 above.
.
•With respect to Senior Executives, the Internal Code of Conduct for Securities Markets Issues, updated on May 6, 2020, sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.
In accordance with that established in this Regulation, the People with Management Responsibilities, their Administrative Personnel and the managers or employees of Telefónica Group who have Privileged Information, or participate or have access to or knowledge of a Confidential Operation (as defined in the previous terms of the internal conduct regulations regarding Stock Markets) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company aware of these situations, by means of the computer system established by Telefónica for this purpose, as soon as possible, that would potentially entail the manifestation of conflicts of interest because of its activities outside the Telefónica Group, its family relationships, its personal assets or any other reason with: (a) financial intermediaries operating with the Group Telefónica; (b) professional or institutional investors who have a significant relationship with the Group Telefónica; (c) suppliers of significant equipment or material; or (d) professional service providers or External Advisors.
Telefónica, S.A. is the only company of the Telefónica Group that is listed in Spain, so it is not necessary to have defined the specific mechanisms that would be applied to resolve possible conflicts of interest with subsidiaries listed in Spain.
Based on the information provided above, it is also noted that Telefónica, S.A. is not controlled by another entity within the meaning of Article 42 of the Commercial Code.

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4.7. Risk Control and Management Systems
See chapter 3 ("Risks") of the 2021 Consolidated Management Report of Telefónica, S.A.

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4.7. Internal Risk Control and Management Systems in relation to the Financial Information System (ICFR)

4.7.1. Control Environment
Responsible bodies
The Board of Directors is, in accordance with Laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.
Telefónica’s Board of Directors is ultimately responsible for the supervision of the Company’s internal information and control systems, including the Internal Control System for Financial Information (ICFR).
The Bylaws and Regulations of the Board of Directors of the Company state that the primary duty of the Audit and Control Committee of Telefónica, S.A. shall be to support the Board of Directors in its supervisory duties, highlighting, among others, the following powers:

i.Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, being responsible for the selection process in accordance with the provisions of the Law, as well as the conditions of their engagement, and regularly collecting information from the auditor regarding the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.
ii.To supervise the internal audit, ensuring the proper functioning of the information and internal control systems which will functionally report to the Chairman of the Audit and Control Committee and, in particular:
a.Ensure the independence and effectiveness of the internal audit function;
b.Propose the selection, appointment and removal of the head of the Internal Audit service;
c.Propose the budget for that service;
d.Approve the guidelines and the annual work plan, ensuring that its activity is mainly focused on relevant risks (including reputational risks);
e.Review the annual activity report;
f.Receive periodic information on its activities, the execution of the annual work plan, including possible incidents and limitations as and when they occur in its development as well as on the results and monitoring of its recommendations; and
g.Verify that senior management takes into account the conclusions and recommendations of its reports.
iii.Supervise and evaluate the process of preparation, presentation and completeness of the mandatory financial information regarding the Company and the Group, and submit recommendations and proposals to the Board of Directors aimed at safeguarding integrity. In relation to this, it is responsible for supervising:
–The correct design and operation of the controls on the breakdown and the procedures of the process for preparing the financial information, revealing any material information regarding that reporting process of the Group.
–The environment of internal control over the financial reporting, with the objective of providing, faced with third parties, reasonable assurance regarding the reliability in the process for reporting and preparing the financial information according to accounting standards.
–Any significant change that affects the internal control system of the financial reporting process in a material way, and which has occurred during the annual assessment period.
–Compliance with regulatory requirements, adequate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, giving account to the Board of Directors.
iv.Supervise and evaluate the process of preparation, presentation and integrity of the mandatory financial and non-financial information of the Company and the Group and to present recommendations and

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proposals to the Board of Directors with the intention of safeguarding its integrity. In this regard, it will review compliance with the regulatory standards, the appropriate delimitation of the scope of consolidation, reporting to the Board of Directors.
v.Ensure that the annual accounts presented by the Board of Directors to the General Shareholders’ Meeting are prepared in accordance with accounting standards. Notwithstanding the foregoing, in cases in which the Auditor has included any exceptions in its audit report, the Chairman of the Audit and Control Committee shall clearly explain the Committee’s opinion on its content and scope at the General Meeting. Similarly, a summary of this opinion will also be made available to shareholders at the time of the publication of the call of the General Meeting.
vi.Supervise the effectiveness of the Company’s internal control, in particular, ensuring that the policies and systems established in the field of internal control are effectively implemented in practice, as well as the internal audit and the financial and non-financial risk management and control systems relating to the Company and the Group (including operational, technological, legal, social, environmental, political, reputational or corruption-related risks); as well as discuss with the Account Auditor the significant design and operating weaknesses of the controls over financial information reporting detected in the development of the audit, and do all of this without breaking their independence. For those purposes, where applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding deadline for their follow-up. With regard to this, the Board of Directors is responsible for proposing the Policy on Risk Control and Management, which will identify, at least:
a.The various types of financial and non-financial risks (including operational, technological, legal, social, environmental, political and reputational risks, including those related to corruption) faced by the Company, including among those classed as financial or economic risks, contingent liabilities and any other off-balance sheet risks.
b.A risk control and management model based on various levels, which will include a specialised risk committee where sectoral rules so provide for it or where the Company deems it appropriate.

c.Setting of the risk level which the Company considers acceptable.

d.the planned measures for mitigating the impact of the identified risks should they materialise; and

e.The internal control and reporting systems to be employed to control and manage those risks, including contingent liabilities and any other off-balance sheet risks.

vii.Supervise the risk management and control department, which will perform the following duties:
a.Ensure the proper functioning of risk control and management systems and, in particular, that all significant risks affecting the Company are appropriately identified, managed and quantified.

b.Actively participate in the development of the risk strategy and in major risk-management decisions; and

c.To ensure that the risk control and management systems adequately mitigate the risks within the framework of the policy defined by the Board of Directors.

viii.Establish and supervise a mechanism that allows employees and other people related to the Company, such as directors, shareholders, suppliers, contractors or subcontractors to communicate, confidentially and anonymously, any potentially important irregularities, including financial and accounting ones, or of any other nature, related to the Company, that they may notice within the Company or its Group, whilst respecting the rights of the whistleblower as well as of the person being reported.
ix.Establish and maintain the opportune relations with the Account Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Committee, and any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications expected in the legislation on audit of accounts, and in the auditing standards. In any case, the Audit and Control Committee shall receive annually from the Account Auditor the declaration of its independence in relation to the Company or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities linked to them in accordance with the provisions of current regulations.
x. On an annual basis, prior to the issuance of the account audit report, issue a report expressing an opinion on whether the Account Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the rendering of each and every one of the additional services referred to in point vi above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with

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the regulations governing the activity of the account audit.
xi. To preserve the independence of the Accounts Auditor in the performance of their duties and, in this regard: (i) in the event of the Accounts Auditor resigning, to examine the circumstances that may have led do it; (ii) to ensure that the remuneration of the Auditor for their work does not compromise their quality or independence; (iii) to supervise that the Company notifies the change of auditor through the National Securities Market Commission and accompanies it with a statement on any possible existence of disagreements with the outgoing auditor and, if so, to disclose the details; (iv) to ensure that the Auditor holds an annual meeting with the Board of Directors in order to report it on the work performed and on the evolution of the Company's accounting and risk situation; and (v) ensure that the Company and the Auditor comply with current regulations on the provision of non-audit services, the limits on the concentration of the auditor's business and, in general, other regulations on auditor independence.

xii. Analyse and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.
xiii. Inform, in advance, the Board of Directors, on all matters stated in the Law and the Bylaws, and, in particular, on:
1.The financial information that the Company must periodically publish; and

2.The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered tax havens.

xiv. Report the related operations to be approved by the General Shareholders’ Meeting or the Board of Directors and supervise the internal procedure established by the Company for those whose approval has been delegated by the Board of Directors.

xv. Supervise the application of the general policy relating to the communication of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, voting members and other stakeholders, monitoring the way in which the Company communicates and relates to small and medium-sized shareholders, in all aspects which fall within the responsibilities of this Committee.

xvi. Exercise, with regard to companies of its Group which are considered Public Interest Entities (as they are defined in the current legislation) as approved by the
Board of Directors, provided that they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

The provisions above are understood without prejudice to the regulations governing the audit of accounts.
According to the Regulation of the Board of Directors, the periodicity of the sessions of the Audit and Control Committee must be, at least, quarterly. In practice, the Committee meets, approximately, 13 times a year.
In order to perform this supervisory function, the Audit and Control Committee has the support of the entire Company Management, including Internal Audit, which sets up as an independent area in the management of the Company, which supports the Audit and Control Committee in its competencies on assurance, risk management, and the internal control system. For this purpose, Internal Audit applies a systematic and disciplined approach by the following main lines of action:
•Coordination and review of the consistency of the Internal Regulation Framework of the Telefónica Group;
•Coordination and supervision of the Risk Management System;
•Ongoing audit activities;
•Supervision of controls on fund outflows;
•Specific reviews or audits on the Company processes. Among these activities, the following, at least, are included:
a.Assessment on the internal control over financial reporting, required by the Sarbanes-Oxley Act of 2002, to companies listed in the United States of America which also serves to cover the assessment on the System for the Internal Control over financial reporting (ICFR) for companies listed in Spain.
b. Audits on the efficiency and effectiveness of the design and execution of the controls in processes, including the preparation and reporting of non-financial information; and
c. Other audits and compliance reviews across the Telefónica Group.
•Specific reviews or audits both on the operating and the functionality and design, as well as on the security of technologies, in elements of the four technological platforms of the Group: (1) Network infrastructure and assets, (2) infrastructures and assets of the Information Systems, (3) Products and Services, and (4) Big Data and “4th Platform for data”, as well as over

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cybersecurity controls of the Group, both at the external and internal perimeter of the mentioned technological platforms.
•Audits related to facts reported through the Whistleblowing Channel, including, where applicable, the identification of improvements in the design of internal controls in the processes analysed during these tasks.
•Perform other specific audits or reviews, of interest for the Board of Directors or the Management of the Company.

All the different areas and functional units of the Telefónica Group are relevant for the internal control over financial reporting (ICFR), the Finance and Control area playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations, these procedures identify the tasks to be carried out, as well as the persons in charge for executing these tasks.
Departments and/or mechanisms in charge of: (i) the design and review of the organisational structure; (ii) defining clearly the lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) sufficient procedures so this structure is communicated effectively throughout the Company.
The People Management department carries out the deployment of the organisational structure in the respective fields within the framework of the decisions taken by the Board of Directors of the Company.
The financial-accounting information system in the Telefónica Group is regulated through several manuals, instructions and internal rules and regulations, internally made available, the most noteworthy of which are the following:
•Corporate Regulation on the Recording, Communication and Control of Financial-Accounting Information of the Telefónica Group, which sets out the basic principles of the financial-accounting information system of the Group, as well as the procedures and mechanisms in place to supervise this system.
•Manual of Accounting Policies, which includes the accounting standards applicable to the reporting of the companies of the Telefónica Group for the preparation of the consolidated financial information. The Manual of Accounting Policies is based on IFRS (International Financial Reporting Standards), specifically, on the set of regulations and interpretations in force published by the IASB at all times.
•Reporting instructions, which are published on a quarterly basis and have as purpose to establish the procedures and calendar to be followed by all the companies of the Telefónica Group in the reporting of the financial-accounting information and the external audit in order to comply with the legal and informational obligations of the Telefónica Group.
•Manual for the Filling in of the Consolidation Reporting of the Telefónica Group, which is updated, at least, annually and establishes specific instructions to fill in the reporting forms necessary for the preparation of consolidated annual accounts and interim consolidated financial information. This documentation is available to the entire Group, within the Telefónica Intranet, in an integrated Accounting and Reporting portal.

•Annual calendar of financial-accounting information, applicable to all Telefónica Group companies to establish from the start of the year the monthly deadlines for reporting the financial-accounting information.
•Corporate Accounting Plan ("PCC"), which is permanently updated on the previously mentioned internal portal and includes the list of accounts, their content, and the corresponding accounting movements. The PCC intends to homogenise the sources of financial information included in the accounts of the companies of the Telefónica Group.

•Corporate Regulation on Intragroup Operations, mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the mandatory compliance criteria with regard to the accounting recording and payment of transactions between companies in the Group.
Code of conduct, approving body, dissemination and instruction degree, included principles and values (stating whether there are specific mentions to the recording of operations and the preparation of financial information), body in charge of analysing non-compliance and proposing corrective or disciplinary actions.
With regards to the Code of Conduct, the Board of Directors of Telefónica approved the Business Principles, that are applied in a homogeneous manner in all countries where the Telefónica Group operates and apply to all its employees (the Business Principles affect at all levels of the organisation, directors and non-directors) and they include commitments in matters of privacy and security, compliance and fiscal transparency, responsible communication and protection of minor stockholders, among others.
The Business Principles emanate from three basic values: integrity, commitment and transparency, which are essential values to foster the trust relationship that Telefónica wants to have with its groups of interest.

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Regarding the financial information, the following principles are set: :
•Transparency of the information: we shall provide, immediately and without discrimination, all the relevant information. We are aware of the importance for all our groups of interest to share true, complete, timely and clear information in the reports registered with the relevant Supervising Bodies of the Securities Markets, as well as in other public communications of the Company.
•Privileged Information: we abstain from using, in our own profit or that of third parties, any privileged information, safeguarding the confidentiality and establishing the controls and processes legally required by the Supervising Bodies of the Securities Markets in all the actions related to these markets.
The Business Principles are available for all employees at the Intranet, there are procedures to update, monitor adherence to and disseminate these Business Principles in the Telefónica Group. Likewise, training programmes are also periodically established to ensure employees are aware of these principles.

In this regard, Telefónica has a Corporate Policy on the Comprehensive Discipline Program that aims to define the basic principles of the Group's disciplinary system and that provides that all employees must receive a homogeneous, objective, proportional and non-arbitrary treatment, without prejudice to and with absolute respect for the legislation and other regulations that are applicable in each case to the Group companies in the different countries in which it operates.

Telefónica has the Business Principles Office, composed of senior representatives from the areas of Corporate Sustainability, General Secretariat and Regulation, People Management, Internal Audit, Operations, Purchasing, Compliance, Security, Global Consumer, Communication, Telefónica Tech and Telefónica Infra. This Office monitors the responsible Business Plan and reports to the Sustainability and Quality Committee, through the head of Corporate Ethics and Sustainability. Among the responsibilities of this Office, the following stand out:

•Ensure that Telefónica develops its business in an ethical and responsible manner, through the monitoring and implementation of the Responsible Business Plan (which derived from the Company's Strategic Plan). This Plan includes objectives and projects related to the ethical and responsible management of the company, the respect for Human Rights, the Customer Promise, our commitments regarding Privacy, Freedom of Expression and Information, Security, ethical management of Artificial Intelligence and responsible management of technology, a sustainable management of the Supply Chain, the Climate Change and Environment strategy, the promotion of Diversity, the safety and welfare of our employees and a business strategy focused in generating products and services that contribute to addressing the great social and environmental challenges of society (digital inclusion, P&S offerings that generate positive social and environmental impact, sustainable innovation).

•Propose and supervise initiatives and measures that contribute to compliance with the Business Principles in the Group.
•Analyse any matter or proposal that takes place in the Group that could represent a risk for the compliance with the Business Principles and associated policies.
On a different issue, in case of being aware of any conduct which contravenes what is established by the Law, by the Business Principles or by other valid internal regulations, after proper analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labour legislation, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.
Telefónica also has an “Internal Code of Conduct" for matters relating to Securities Markets, last modified on May 6, 2020, which sets out the general guidelines and principles of conduct to be followed by persons affected by securities and financial instrument operations issued by the Company or its subsidiary Companies.
Whistle-blowing Channel, which enables to inform the Audit and Control Committee about any irregularities of a financial and accounting nature, as well as eventual breaches of the code of conduct and irregular activities in the organisation, informing, where applicable, about a confidential nature and whether it allows for anonymous communications, respecting the rights of the whistle-blower and the reported party.
With regard to the Whistle-Blowing Channel, as specified in Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, this Committee has as competency: "establishing and supervising a mechanism that allows employees and other people related to the Company, such as Board Members, shareholders, suppliers, contractors or subcontractors to communicate, in a confidential and anonymous manner, respecting the rights of the whistle-blower and the reported party, irregularities of potential significance, including financial and accounting ones, or of any other nature, related to the Company, detected within the Company or its Group.”
The Telefónica Group has a Policy of Management of the Whistleblowing Channel where the bases of the management of the Whistleblowing Channel of the Telefónica Group are set, through which employees, directors and Board members of the Telefónica Group can communicate confidentially and, where appropriate, anonymously, any information they become aware of, by

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any means -formal or not- about the existence of any possible irregularity, any act contrary to legality or internal regulations, also including eventual irregularities referring to accounting matters, issues related to auditing and/or aspects related to the internal control over financial reporting, in compliance with section 301 of the Sarbanes-Oxley Act, of 2002, of the United States of America and other regulatory requirements in this sense.
When managing the Whistleblowing Channel it is mandatory to apply the confidentiality principles to data provided and declarations made, and also the principles of respect and legal basis; so that any decision adopted after receiving a complaint will be reasoned, proportionate and will consider the circumstances of the facts denounced, always with full respect to the rights and the due guarantees for the whistle-blower and the persons affected, if any.
In listed Companies, the Audit and Control Committee of the Board of Directors of the corresponding company, through Internal Audit, where appropriate, is informed both about complaints regarding matters related to accounting aspects, to audit issues, to internal controls over financial information and / or all those issues referred to in the Sarbanes-Oxley Act, including any fraud, material or not, that affects the Management, or any other employee of the listed Company, who has a relevant role in the internal control of the financial information reporting process, and it is also informed about the result of the managing derived from the audit of these cases.
Internal Audit periodically informs the Audit and Control Committee about the activity related to the Whistleblowing Channel. In this sense, this Audit and Control Committee receives periodic information on all relevant complaints received in the Group, and in particular, on complaints related to deficiencies in internal control over financial reporting, if applicable.

Periodic training and updating courses for personnel involved in the preparation and review of financial information, as well as ICFR assessment, which cover, at least, accounting rules, auditing, internal control and risk management.
The Consolidation and Accounting Polices Area develops specific training actions, as well as updating seminars addressed to all personnel in the financial areas and other affected areas of the Group (Tax, M&A, etc.), with the aim of making known those changes which, from an accounting and financial point of view, are relevant for the preparation of the consolidated financial information.
This Area also publishes updated Information Bulletins on IFRS (International Financial Reporting Standards) where to present a summary of the main changes in accounting matters, as well as clarifications on various aspects that may arise in this matter.
The Telefónica Group has also a training platform included in the corporate People management tool, which includes both a Finance School, with specific knowledge and updating programs in financial information matters and an internal control training program that includes training related to auditing, internal control and risk management.
In addition, it should be noted that based on the relevance of any new accounting developments, the staff of the departments involved in financial reporting attend (when possible and/or necessary) technical sessions given by external companies, related to the main developments in accounting.
Finally, in 2007, the Corporate University of Telefónica “Universitas Telefónica” started its activity, with the objective of contributing to the Telefónica Group’s progress through the ongoing development of its professionals. All the programs in the training offer of the University of Telefónica are based on the development of the corporate culture, the business strategy and management and leadership competences.
4.7.2. Risk Assessment of Financial Information
Main characteristics of the risk identification process.
Given the width of the universe of processes with impact on financial reporting at the Telefónica Group, a model has been developed to select the most significant processes based on applying the so-called Scope Definition Model, which is a part of the Audit Methodology on the Group's Internal Control over Financial Information. This model is applied to the financial information reported by subsidiaries and associate companies. The model selects the significant accounts, i.e., those accounts with the largest contribution to the Group's consolidated financial information and, subsequently, identifies the relevant processes which generate the information of those accounts. Once the relevant processes have been identified, an analysis is made on those processes that have a more relevant impact on significant accounts, reviewing the effectiveness of the design and operating of the key controls which address the main associated risks or “objectives of financial information” (also named financial premises).
The aforementioned procedure for identifying and reviewing the key controls covers the objectives of the financial information (also named financial premises) of accuracy, valuation, integrity, cut-off of operations, existence / occurrence, presentation and comparability, as well as breakdown, and rights and obligations. This identification of the key controls, aimed at addressing the aforementioned financial premises of the significant accounts and relevant processes in scope, is carried out annually, continuously verifying during the period that no

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event has taken place so as to determine a modification thereof.
With regard to the process for identifying the company perimeter, the Finance and Control Office carries out, in a periodic manner, an update on its consolidation perimeter, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.
Telefónica constantly monitors the most significant risks that could affect the main companies that make up its Group. For that purpose the Company has a Risk Management Corporate Model based on COSO (Committee of Sponsoring Organizations of the Treadway Commission). It is implemented in a homogeneous manner in the main operations of the Group, so that the persons responsible for the Company, in their field of action, carry out a timely identification, assessment, response and monitoring of the main risks. Telefónica’s risk management is integrated into the planning process and is aligned with the Company’s strategy, in line with the requirements of COSO ERM 2017, “Enterprise Risk Management - Integrating with Strategy and Performance”.
The process for the control and management of risks takes as a reference starting point the strategy and objectives of the Company, as a basis for the identification of the main risks that might affect its attainment. Once identified, the risks are assessed considering both the economic and reputational impact, as well as their potential impact on compliance, with a view to prioritising their monitoring and response to them, either through mitigation plans or through actions to avoid or transfer those risks.
In order to have an integral model, oriented to the needs and the own configuration of the Group, the Model of Telefónica considers a risk assessment with four complementary perspectives: Top-down, Bottom-up and cross (in projects and by processes).
According to this Model, and based on the references and practices recognised in risk management, four risk categories have been defined:
•Business: risks related to the sector and especially to the Company’s strategy, such as adaptation to the customer’s mentality, technological innovation, competition, the regulatory framework, privacy, as well as those arising from events affecting the sustainability and reputation of the Company.
•Operational: risks derived from events caused by the inadequacy or failures from the networks or computing systems, security, customer service, human resources, as well as operating management.
•Financial: risks derived from adverse movements in the economic environment or in financial variables, and from the inability of the Company to face its commitments or to liquidate its assets, including tax issues.
•Legal and regulatory compliance: risks related to litigation and regulatory compliance, including compliance with anti-corruption legislation.
The Board of Directors of Telefónica, S.A., through the Audit and Control Committee, is the entity’s governing body that supervises the process, as defined in Article 22 of the Regulation of the Board of Directors of Telefónica, S.A.
4.7.3. Control Activities
Procedures for reviewing and authorizing the financial information
The Board of Directors of Telefónica, S.A. approved, on December 16, 2020, an update of the "Regulations Governing Disclosure and Reporting to the Markets" (RCIM). This regulation regulates the basic principles of functioning of the financial disclosure control processes and systems for reporting economic-financial, non-financial and corporate information, through which to aim at guaranteeing that the Company’s relevant or privileged information is known by the markets, investors and other stakeholders, thus maximising the disclosure and quality of this information, and ensuring that the mechanisms required to perform regular evaluations of the functioning of these processes and systems are established.
On a quarterly basis, the Consolidation and Accounting Polices Department (which forms part of the Finance and Control Department) of Telefónica submits to the Audit and Control Committee the periodic financial information, highlighting the main events occurred and the accounting criteria applied in its preparation, clarifying those aspects of major importance occurred during the period
Likewise, the Telefónica Group has documented economic-financial processes in place which enable that the criteria for preparing financial information are common, both in the companies of the Group and in those activities that are outsourced, if any.
Likewise, the Company follows documented procedures for preparing the consolidated financial information, so that the persons responsible for the different areas involved verify this information.
Additionally, in accordance with internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of the companies of the Group must submit to the Consolidation and Accounting Policies Office an annual certificate stating to have reviewed the financial information presented, stating that the financial statements submitted represent faithfully, in all their relevant aspects, the financial situation, results and liquidity situation, and, additionally, that there are not known significant risks to the business or unhedged risks

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which might have a significant incidence on the equity and financial position.
In relation to the accounting closing procedure, the Consolidation and Accounting Polices Office issues the reporting and external audit instructions (in the case of external audits, only for the purposes of schedules and reports to be issued) for the closure of each period, which shall include the content, procedures and schedule to be followed by the departments and companies of the Telefónica Group as well as investee entities through joint control agreements (joint ventures and operations) or material entities over which it exercises significant influence and through its external auditors in the reporting of the financial-accounting information and the results of the external audit processes.
The specific review on relevant judgments, estimates, valuations and projections is carried out by the Consolidation and Accounting Polices Office, to identify critical accounting policies to the extent that they require the use of estimates and value judgements. In these cases, the Consolidation and Accounting Polices Office establishes, likewise, the necessary operational coordination actions with the rest of the units in the Telefónica Group in their specific fields of action and knowledge, prior to presenting them to the Audit and Control Committee. The most relevant ones are dealt with by the Audit and Control Committee and Senior Management defines the presentation format in the annual accounts, prior to approval by the Board of Directors.
Finally, Internal Audit, within its annual audit plan, among other actions, establishes annually work plans to assess the model for internal control over financial reporting of the Telefónica Group, in line with the above stated. That is, the Internal Audit plans include the review on the design and operability of the controls on the breakdown and reporting of financial information, as well as the assessment of the internal control system of the mentioned process for the preparation of financial information, and the review of any significant modification, during the annual assessment period, that could materially affect the Group's internal control system on the process for the preparation of the consolidated annual accounts.
Internal control policies and procedures on information systems
The Global Security Policy considers an integral concept of the physical and operational security of human resources the information, technologies, cybersecurity, and material resources that support them as fundamental assets, with the purpose of guaranteeing corporate protection against potential damage or eventual losses. For this reason, guaranteeing the Group security is considered an essential aspect in the strategy of Telefónica and an essential enabler of the organisation ’s activity.
With the approval of this Policy, the Board of Directors expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that guarantees the protection of the assets in a homogeneous way in all the companies of the Telefónica Group.
In this context, the Global Digital Security Office is responsible for the definition and promotion of the implementation of Security Policies and Standards in the Telefónica Group, understanding Security as an integral concept. These Policies and Standards aim at preserving the assets and protecting the strategic interests and objectives of the Telefónica Group, both in its vertical organisation (including its business units) and in its cross-cutting dimension (including its four technological platforms: (1) Network infrastructure and assets, (2) Infrastructures and assets of Information Systems, (3) Products and Services, and (4) Big Data and 4th Platform for data). With them, the confidentiality and integrity of the assets, interests and objectives of the Telefónica Group that are strategic is guaranteed, protecting them, as well, from potential actions that might affect their availability, damage their value, alter their contents, reduce their efficiency or affect their operability. The Global Digital Security Office is also in charge of measuring the level of implementation of the Security Regulations Framework on the assets and processes of the four technological platforms mentioned above and in charge of supervising the status of security on an ongoing manner.
The Telefonica Group’s Global Directorate for Networks and Information System, is responsible for the technological strategy of both the Network and the Information Systems for the Group's 4 main markets, defining the strategy and technological planning, as well as its evolution and ensuring compliance with the quality of service, cost and security conditions required by the Group. Among its various functions are the definition of Systems and Networks that improve the efficiency, effectiveness and profitability of the Group's processes. For operators in Latin America, these same functions are assumed and carried out by the Network and Information Systems Department of this segment.
The security activities developed by organisational structures, responsible for assets and employees for the four technological platforms defined above will be governed by the principles of legality, efficiency, co-responsibility, cooperation, and coordination. The adequate mechanisms must be established to foster them, conduct them, control them and improve them.
•Principle of Legality: ensure the necessary compliance with all laws and regulations in matters of Security, both national and international, valid at any given time in any of the territories where the Telefónica Group operates.
•Principle of Efficiency: in order to reach the required level of Security in an efficient manner, the anticipatory

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and preventive nature of actions must be ensured. For this purpose, knowledge of potential threats must be privileged and potential risks must be analysed, as part of an intelligence process where to identify and understand the most relevant threats that affect the organisation. The objective is to get ahead of their action and evolution, and to safeguard the Telefónica Group's global organisation from their potential harmful effects and mitigate the damages from those risks down to an acceptable level for the business.
With the aim of reaching a homogeneous level of security, a Global Security Regulations Framework is defined, which will take into account the analyses of risks and threats as well as the setting of precise protective or corrective prevention measures.
Likewise, strategic plans will be conceived and prepared so that they enable to identify and prioritise the projects and budgets necessary for reaching the adequate levels of Security and Auditability, minimising the security risks identified in the corresponding analyses, and maximising the effectiveness of the investment and the resources used.
•Principle of Co-responsibility: users must preserve the Security of the assets that Telefónica makes available to them, in line with the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as in line with the applicable laws and regulations in this matter. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.
•Principle of Cooperation and Coordination: in order to reach the levels of efficiency required by Telefónica business project, the global action and integral concept of Security activities must be preserved and, together with the aforementioned requirements of anticipation and prevention, cooperation and coordination between all business units and employees must be prioritised, in order to generate the adequate synergies and to jointly reinforce the capabilities.
    The Security Organisation coordinates the Security responsibilities of the various Telefónica Group structures, promoting cooperation among them to guarantee the efficient and joint protection of the assets.
Finally, the Internal Audit unit, with the scope established in its Annual Audit Plan, sets out work plans to verify the effectiveness of design and operation, as well the efficiency of the defined internal control environment, to ensure compliance with all Group policies and regulations on Security and Data Processing and Protection, focusing on the governance model and the integrity accuracy of the information, reviewing in the audit work the adequacy and effectiveness of the defined controls, both in their design and operation.
Internal control policies and procedures aimed at supervising the managing of activities outsourced to third parties, as well as those aspects of assessment, calculation or valuation commended to independent experts that may affect in a material manner the financial statements.
In the case that a process or part of a process is outsourced to a third party unrelated to the company, this does not exempt from the need to have controls which ensure an adequate internal control level in the whole of the process. Given the importance of service outsourcing and the consequences that this can cause on the opinion about the effectiveness of the internal control over financial reporting, the necessary actions are taken in the Telefónica Group in order to achieve to evidence an adequate control level. The actions that are carried out to achieve the mentioned objective may vary among the three following ones:

•Certification of internal control by an independent third party: ISAE 3402 and/or SSAE 18 certifications in their different typologies.
•Establishing specific controls: identified, designed, implemented and assessed by the Company and/or the Telefónica Group.
•Direct assessment: an assessment, carried out by the Internal Audit area, on certain administrative outsourced processes, with the scope established in its annual audit plan.
When Telefónica, S.A. or any of its subsidiaries uses the services of an independent expert whose result and conclusions may present potential impacts on the consolidated financial information, with regard to the process to select a supplier, the area that requests the service and, if applicable, together with the Purchase department, must make sure about the competence, training, credentials and independence of the third party regarding the methods and main hypotheses used. The Finance and Control Office has established control activities aimed at guaranteeing the validity of data, the methods used, and the reasonability of the hypotheses used by the third party through the recurrent monitoring on the own KPIs1 of each duty which enable to ensure compliance of the outsourced process according to the policies and guidelines issued by the Group.
Likewise, there is an internal procedure for engaging independent experts which requires certain levels of approval.

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4.7.4. Information and Communication
A specific duty in charge of accounting policies
The Consolidation and Accounting Polices Office of the Group is in charge of defining and updating the accounting policies for the purposes of consolidated financial information.
Thus, this area issues updated Information Bulletins on IFRS (International Financial Reporting Standards), where this area presents a summary of the main changes in accounting matters, as well as clarifications on various aspects that may arise regarding this matter. These Bulletins are monitored in a systematic way by the Accounting Policies Area.
Additionally, the Telefónica Group has a Manual of Accounting Policies which is permanently updated. The objectives of this Manual are: to adapt the corporate accounting principles and policies to the IFRS regulatory framework; to maintain accounting principles and policies which enable that the information is comparable within the Group and which facilitate an optimum management from the origin of the information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and implementing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of having a reference manual.
All companies belonging to the Telefónica Group must comply in a mandatory manner with the mentioned Manual when carrying out their reporting for the preparation of the consolidated financial information.
This documentation is available for the whole Group on the Telefónica Intranet in an integrated Accounting and Reporting portal. In this portal, in addition to the digitalised Manual, also includes the history of IFRS Bulletins, as well as the Reporting Manual with its forms and all the details of the corporate chart of accounts. All accounting and reporting update communications are made through this tool, which is part of the Group’s digital transformation project.

Likewise, the Accounting Policies Area maintains a fluid communication with the accounting heads of the Group's main operations, both proactively and reactively. This communication is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are homogeneous as well as to share best practices among operators.
Mechanisms for obtaining and preparing the financial information
As stated above, there is a Manual for Filling in the Consolidation Reporting of the Telefónica Group which provides specific instructions for preparing the details which make up the reporting pack, provided by all components of the Telefónica Group for the preparation of the Telefónica Group’s consolidated financial statements and the consolidated explanatory notes.
Likewise, the Telefónica Group has implemented a specific system, through a software, which supports the reporting of the individual financial statements of its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual accounts. This tool is used, likewise, to carry out the consolidation process and its subsequent analysis. The system is managed centrally, and all components of the Telefónica Group use the same account plan.
4.7.5. Supervision of System Operation
The ICFR supervision activities and results in 2021
As mentioned above, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, establishing among its competencies to supervise the effectiveness of the Company’s internal controls and the systems for risk management and control, as well as to discuss with the Account Auditors significant deficiencies or material weaknesses in the internal control system over financial reporting (ICFR) detected during the development of the audit.
Telefónica has an Internal Control Policy that sets that the Board of Directors, through the Audit and Control Committee, supervises the internal control system, with the support of the Internal Audit unit of the Telefónica Group. In that Policy, “internal control” is defined as the process performed by the Board of Directors, Management and the rest of the staff of the Company, being designed with the purpose of providing a reasonable assurance degree for the attainment of the objectives related to operations, information and compliance. With the purpose of helping to the achievement of its objectives, the Company has an internal control model defined in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Likewise, there is an Internal Audit Organization Policy, which includes aspects regarding the organisation and functioning of this area. According to what is set in that Policy, Internal Audit is the area in Telefónica in charge of confirming, by means of appropriate evidence, the adequate functioning of the internal control and risk management structures and, if applicable, detecting possible inefficiencies or non-compliance with the control system that the Group establishes in its processes. In this manner, Internal Audit becomes an area independent from the Company management which supports the

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Audit and Control Committee in its competencies on assurance, risk management and the internal control system.
The Internal Audit function is developed in accordance with the International Standards for the Professional Practice of Internal Auditing and, in this regard, it has been awarded a Quality Certificate from the International Institute of Internal Auditors.
With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A., as company listed on the New York Stock Exchange, is subject to the regulatory requirements established by the North American regulatory bodies that affect companies listed on that Stock Exchange. Among those requirements is the aforementioned Sarbanes-Oxley Act, of 2002, and, specifically, Section 404 of that Act, which stipulates the need for companies listed in the US market to assess on an annual basis the effectiveness of the procedures and structures of the internal control over financial reporting (ICFR). In order to comply with this requirement, and as stated above, the Telefónica Group has a model to assess the system for the internal control over financial reporting (ICFR), Internal Audit is the area in charge of performing, on an annual basis, the assessment on its effectiveness.
Additionally, and in accordance with what is established by this Act and the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), the External Auditor issues their own independent opinion on the effectiveness of the system for the internal control over financial reporting (ICFR).
Review on specific processes and controls
Without prejudice to filling in the self-assessment questionnaire, in certain companies of the Group, according to criteria regarding the relevance of their contribution to the economic-financial magnitudes of the Group and other considered risk factors, a direct review is made on their processes and key controls, applying the “Telefónica Group’s ICFR-SOX Methodology”, specifically the “Scope Definition Model” (which forms part of that assessment methodology), which enables to identify the significant financial accounting accounts for the purposes of evaluating the Internal Control System for Financial Information (ICFR) at the Telefónica Group level, based on the aforementioned evaluation methodology, which is also in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control - Integrated Framework 2013” report.
Once the significant accounts are identified Having identified within the scope of the evaluation based on the calculated consolidated materiality, the Telefónica Group’s ICFR-SOX Methodology is applied as follows:
•Identify economic-financial processes associated with the significant accounts so that a reasonable coverage is achieved in the evaluation.
•Also identify Information Technology (IT) systems and tools and technological infrastructures associated with these scoped processes.
•Identify significant risks regarding financial reporting associated to those processes.
•Carry out Walkthroughs of the economic-financial processes in the scope of the evaluation.
•Asses, by applying the corresponding evaluation tests based on the identified risks, the effectiveness of the design and operability of the control activities that have previously been classified as key.
•Where appropriate, control deficiencies identified are reported to the Audit and Control Committee, as well as of the implementation of the corresponding actions plans which are regularly mentioned by the Audit and Control Committee.

•In the event that control deficiencies and/or opportunities for improvement are identified during the Internal Control System for Financial Information (ICFR) assessment procedures, they are reported to Management through the corresponding conclusions issued by Internal Audit, prior analysis of their impact, both at individual and aggregate level, on the evaluation of the Internal Control System for Financial Information (ICFR) of the Telefónica Group. For the purposes of this assessment, the existing compensating controls are taken into consideration, which mitigate the risks that the deficiencies identified could not be remedied at year-end.
Review on IT general controls
The Information Technology General Controls (ITGCs), which support the financial and economic processes in the assessment scope of the internal control over financial reporting (ICFR), are assessed at least annually, they consider aspects fundamentally related to regulations and guidelines which apply at global level in the Group.
The review on IT general controls over the aforementioned IT systems and tools and the technological infrastructures, has the objective to assess the effectiveness of the design and operability of key controls related to (i) managing changes to programs, which includes the authorization of the changes implemented at the production stage and that must be supported by their corresponding user tests (UATs), ensuring an adequate segregation of duties and environments, such as (ii) logical access, which includes the control on credentials and profiles, as well as the segregation of duties and the monitoring of activities that are critical in information systems and tools and in the

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technological infrastructures that supports them (databases and operating systems), and (iii) other IT general controls which support the correct operation of information systems and tools (managing changes to infrastructures, back-ups, managing programmed tasks and their monitoring and managing gaps).
Self-assessment Questionnaires
In addition, all the companies that depend from the Group receive annually internal control self-assessment questionnaires, whose answers must be subsequently certified by the persons responsible for the internal control over financial reporting (ICFR), in each Company (Executive Presidents or / and Finance Directors). These questionnaires address aspects of internal control over financial reporting (ICFR) that are considered minimum requirements in order to achieve a reasonable assurance of the reliability of the financial information reported. The answers are audited by the corresponding Internal Audit Units.
Action plans
In the event that control deficiencies and/or opportunities for improvement are detected as a result of the assessment of the Telefónica Group’s Internal Control System for Financial Information (SCIIF), depending on the scope established, the control owners communicate their action plans agreed for solving the identified control deficiencies, as well as the deadlines scheduled for their implementation which is regularly monitored by the Audit and Control Committee. These action plans have as fundamental objectives:
•To remedy the control deficiencies identified in the ICFR annual assessment, so that the control activities operate in an effective manner.
•To prioritise the implementation of improvement opportunities in the efficiency of processes; improvement opportunities are defined as such, since they do not constitute internal control deficiencies.
Conclusion of the assessment of the Internal Control System for Financial Information (ICFR) as of December 31, 2021
Internal Audit has carried out the assessment of the effectiveness of the Internal Control System for Financial Information (SCIIF) as of December 31, 2021. To perform this assessment, the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its “Internal Control - Integrated Framework 2013” report, were considered. Based on the assessment carried out, it was concluded that, as of December 31, 2021, the Telefónica Group’s Internal Control System for Financial Information (ICFR) was effective in accordance with these guidelines.
Weakness detection and management procedure
As previously stated, the Internal Audit area is also in charge, among other functions, to provide support to the Audit and Control Committee in the supervision of the functioning of the system for the internal control over financial reporting (ICFR).
The Internal Audit unit participates in the Audit and Control Committee meetings and informs regularly about the conclusions of the carried out works, and also informs about the action plans designed and agreed for mitigation and about the degree of implementation thereof. This includes to communicate internal control significant deficiencies and material weaknesses which may have been identified in the process for ICFR assessment, as well as the follow-up on the implementation of action plans related to significant deficiencies and material weaknesses.
On the other hand, the External Auditor also participates in the Audit and Control Committee, at the request of the Audit and Control Committee, in order to explain and clarify aspects of their audit reports and the rest of work carried out by the External Auditor, which including work carried out to audit the effectiveness of the internal control over financial reporting. The External Auditor is obliged to communicate the internal control significant deficiencies or material weaknesses identified in the development of their audit on the system for the internal control over financial reporting (ICFR). For this purpose, the External Auditor has direct access at all times to Senior Management and the Chairman of the Audit and Control Committee, the External Auditor also reports independently to that Committee the results of both the preliminary and final phase of their audit on the system for the internal control over financial reporting (ICFR).
4.7.6. External Auditor's Report
As indicated above, the Group was commissioned to the External Auditor, both to audit the effectiveness of the internal control system over financial reporting (ICFR) in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and to review the description of the attached information on the ICFR the Telefónica Group, whose report is attached below to this document.

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4.8. Annual Corporate Governance Report Statistical Annex
Annual Corporate Governance Report Statistical Annex for listed companies (established by Circular 3/2021, of September 28, of the Spanish Securities and Exchange Commission, that modifies Circular 5/2013, of June 12, that established the templates for the Annual Corporate Governance Report for listed companies)
Unless otherwise indicated all data as of December 31, 2021.

A. Ownership Structure

A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:
Indicate whether company bylaws contain the provision of double loyalty voting:
No

Date of the last modification of the share capital	Share capital (€)	Number of shares	Number of voting rights
23/12/2021	5,779,048,020.00	5,779,048,020	5,779,048,020
Indicate whether there are different classes of shares with different associated rights:
No

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A.2 List the company's significant direct and indirect shareholders at year end, including directors with a significant shareholding:

Name or company name of shareholder	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.	4.97	0.02	0.00	0.00	4.99
CaixaBank, S.A.	4.49	0.00	0.00	0.00	4.49
BlackRock, Inc.	0.00	4.32	0.00	0.16	4.48

Breakdown of the indirect holding:

Name or company name of indirect owner	Name or company name of direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0.02	0.00	0.02
BlackRock, Inc.	Grupo BlackRock	4.32	0.16	4.48
A.3 Give details of the participation at the close of the fiscal year of the board of directors who are holders of voting rights attributed to shares of the company or through financial instruments, whatever the percentage, excluding the directors who have been identified in Section A2 above:

Name or company name of director	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights	% voting rights which may be transferred through financial instruments
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Mr. José María Álvarez-Pallete López	0.03%	0.00%	0.03%	0.00%	0.07%	0.00%	0.00%
Mr. Isidro Fainé Casas	0.01%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. José María Abril Pérez	0.01%	0.01%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. José Javier Echenique Landiríbar	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. Ángel Vilá Boix	0.01%	0.00%	0.02%	0.00%	0.03%	0.00%	0.00%
Mr. Peter Erskine	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. Carmen García de Andrés	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. María Luisa García Blanco	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Peter Löscher	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco Javier de Paz Mancho	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	0.00%	0.21%	0.00%	0.00%	0.21%	0.00%	0.00%

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Total percentage of voting rights held by the Board of Directors
0.34%
Breakdown of the indirect holding:

Name or company name of director	Name or comany name of the direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights	% voting rights which may be transferred through financial instruments
Mr. José María Abril Pérez	Other company shareholders	0.01%	0.00%	0.01%	0.00%
Mr. José Javier Echenique Landiríbar	Other company shareholders	0.00%	0.00%	0.00%	0.00%
Ms. María Luisa García Blanco	Other company shareholders	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	Other company shareholders	0.21%	0.00%	0.21%	0.00%

List the total percentage of voting rights represented on the board:

Total percentage of voting rights held by the Board of Directors
9.82%

A.7 Indicate whether the company has been notified of any shareholders’ agreements that may affect it, in accordance with the provisions of Articles 530 and 531 of the Spanish Corporate Enterprises Act. If so, describe them briefly and list the shareholders bound by the agreement:
Yes.
Parties to the shareholders' agreement:
Telefónica, S.A.
Prosegur Global Alarmas Row, S.L./ Prosegur Compañía de Seguridad, S.A.
% of share capital concerned:
0.86%
Brief description of the agreement:
On February 28, 2020, as part of the transaction whereby Telefónica de Contenidos, S.A. acquired 50% of the share capital of Prosegur Alarmas España, S.L. from Prosegur Global Alarmas Row, S.L., 49,545,262 shares of Telefónica, S.A. (the "Shares") were delivered to Prosegur Global Alarmas Row, S.L. as payment of the transaction price.
On the same day, Telefónica, S.A., Prosegur Global Alarmas Row, S.L., as shareholder, and Prosegur Alarmas España, S.L., as guarantor, signed a contract whereby Prosegur Global Alarmas Row, S.L. undertook, among other obligations, to assume certain restrictions on the transferability of the Shares delivered to it (the Shareholders' Agreement).
In particular, the Shareholders' Agreement restricted the free transfer of the Shares for a period of nine months from the date of signature and provides for a number of covenants governing the transfer of the Shares after that initial period.
This agreement was notified to the Spanish Securities and Exchange Commission as 'Other Relevant Information' on February 28, 2020, including a transcription of the relevant clauses included in the agreement relating to restrictions on the transferability and orderly sale of the Shares.
On December 2, 2020, Prosegur Global Alarmas Row, S.L. transferred 39,545,262 Shares to Prosegur Alarmas España, S.L. (company of the Prosegur Group). As a consequence of the transfer and the provisions of Clause 2.3 of the Shareholders' Agreement, Prosegur Alarmas España, S.L. entered into an agreement to adhere to the Shareholders' Agreement, becoming bound in its capacity as guarantor and shareholder.
Expiry date of the agreement, if any:
-

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Indicate whether the company is aware of any concerted actions among its shareholders. If so, provide a brief description:
No.
A.8 Indicate whether any individual or company exercises or may exercise control over the company in accordance with Article 5 of the Spanish Securities Market Act. If so, please identify them:
No.

A.9 Complete the following table with details of the company’s treasury shares:
At the close of the year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
139,329,370	—	2.41%
(*) Through:
--

A.11 Estimated float:

%
Estimated float	82.43%

A.14 Indicate whether the company has issued shares that are not traded on a regulated EU market.
Yes.

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B. General Shareholders' Meeting
B.4 Give details of attendance at General Shareholders' Meetings held during the reporting yer and the two previous years:

Attendance data
Date of general meeting	% physical presence	% present by proxy	% distance voting		Total
			Electronic voting	Other
07/06/2019	0.12%	53.62%	0.02%	0.89%	54.65%
Of which, float	0.07%	32.33%	0.02%	0.89%	33.31%
12/06/2020	0.07%	52.52%	0.14%	1.81%	54.54%
Of which, float	0.01%	33.37%	0.14%	0.56%	34.08%
23/04/2021	0.09%	54.94%	0.22%	1.65%	56.90%
Of which, float	0.03%	36.48%	0.22%	0.30%	37.03%

B. 5 Indicate whether there has been any item on the agenda at the general meetings held during the year that has not been approved by the shareholders.
No.

B.6 Indicate whether the articles of incorporation contain any restrictions requiring a minimum number of shares to attend General Shareholders’ Meetings, or to vote remotely:
Yes.

Number of shares required to attend General Meetings	300

Number of shares required for voting remotely	300

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C. Structure of the Company's Administration
C.1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the articles of incorporation and the number of directors set by the General Meeting:

Maximum number of directors	20
Minimum number of directors	5
Number of directors set by the general meeting	17
C.1.2 Complete the following table on Board members:

Name or company name of director	Representative	Category of director	Position on the Board	Date first appointed	Date of last appoint_ ment	Election procedure
Mr. José María Álvarez-Pallete López	—	Executive	Chairman	26/07/2006	23/04/2021	Resolution of General Shareholders' Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	26/01/1994	12/06/2020	Resolution of General Shareholders' Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	25/07/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. José Javier Echenique Landiríbar	—	Independent	Vice Chairman	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Ángel Vilá Boix	—	Executive	Chief Operating Officer	26/07/2017	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Juan Ignacio Cirac Sasturain	—	Independent	Director	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Peter Erskine	—	Other External	Director	25/01/2006	12/06/2020	Resolution of General Shareholders' Meeting
Ms. Carmen García de Andrés	—	Independent	Director	04/05/2017	23/04/2021	Resolution of General Shareholders' Meeting
Ms. María Luisa García Blanco	—	Independent	Director	25/04/2018	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Peter Löscher	—	Independent	Director	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Ms. Verónica Pascual Boé	—	Independent	Director	18/12/2019	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Francisco Javier de Paz Mancho	—	Other External	Director	19/12/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Francisco José Riberas Mera	—	Independent	Director	04/05/2017	23/04/2021	Resolution of General Shareholders' Meeting
Ms. María Rotondo Urcola	—	Independent	Director	29/09/2021	29/09/2021	Co-optation
Ms. Claudia Sender Ramírez	—	Independent	Director	18/12/2019	12/06/2020	Resolution of General Shareholders' Meeting

Total number of directors	15

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Indicate any cessations, whether through resignation or by resolution of the general meeting, that have taken place in the Board of Directors during the reporting period:

Name or company name of director	Category of the director at the time of cessation	Date of last appointment	Date of cessation	Specialised committees of which he/she was a member	Indicate whether the director left before the end of his or her term of office
Ms. Sabina Fluxà Thienemann	Independent	12/06/2020	29/09/2021	-	YES
Mr. Jordi Gual Solé	Proprietary	08/06/2018	15/12/2021	Regulation and Institutional Affairs Committee / Strategy and Innovation Committee	YES
Mr. Ignacio Moreno Martínez	Proprietary	23/04/2021	15/12/2021	Audit and Control Committee / Regulation and Institutional Affairs Committee / Sustainability and Quality Committee	YES

C.1.3 Complete the following tables on the members of the Board and their categories:
EXECUTIVE DIRECTORS

Name or company name of director	Post in organisation chart of the company	Profile
Mr. José María Álvarez-Pallete López	Executive Chairman
Degree in Economics. International Management Program (IMP) from IPADE Business School (Instituto Panamericano de Alta Dirección de Empresa). An Advance Research Degree from the Complutense University of Madrid.

Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	Degree in Industrial Engineering. MBA at Columbia Business School.

Total number of executive directors	2
Percentage of Board	13.33%

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EXTERNAL PROPRIETARY DIRECTORS

Name or company name of director	Name or company name of the significant shareholder represented by the director or that nominated the director	Profile
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Degree in Economics. Professor at the University of Deusto. He is currently Director of Arteche Lantegi Elekartea, S.A. and of Ibermática, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	PhD in Economics. ISMP in Business Administration. Post graduate degree in senior management at IESE. An academic at the Royal Academy of Economic and Financial Sciences and at the Real Academia Europea de Doctores. Chairman and member of the Executive Commission of the Board of Trustees of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa” and Criteria Caixa, S.A.U., Chairman of the Caixa Capital Risc SGEIC, S.A., Deputy-Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U. and Special Advisory of the Board of the Bank of East Asia Limited. Chairman of the Spanish Confederation of Savings Banks (CECA), of the World Savings Bank Institute (WSBI) and Vice Chairman of European Savings Banks Group (ESBG). Chairman of the Spanish Confederation of Directors and Executives (CEDE) and the Spanish Chapter of the Club of Rome. Honorary Chairman of Naturgy Energy Group, S.A. Deputy-Chairman of the Royal Academy of
Economic and Financial Sciences and Founder of the Círculo Financiero.

Total number of proprietary directors	2
Percentage of Board	13.33%

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EXTERNAL INDEPENDENT DIRECTORS

Name or company name of director	Profile
Mr. Juan Ignacio Cirac Sasturain
Graduated in Theoretical Physics. PhD in Physics. Fields of specialization in Quantum Optics, Quantum Computation and Communication. Co-Director of the Munich Quantum Science and Technology Center. Director of the Theory Division, Max-Planck Institut für Quantenoptik and Member of the Max-Planck society. Director of the Max Planck International School of Quantum Sciences and Technologies. "Honorarprofessor", Technical University of Munich.

Mr. José Javier Echenique Landiríbar
Economics and Actuarial Sciences Graduate. Professor of Social Security Quantitative Techniques. Director of ACS Actividades de Construcción y Servicios, S.A., Director of ACS Servicios, Comunicaciones y Energía, S.L., and Director of Grupo Calcinor. Trustee of Novia Salcedo Foundation, Advisory Counselor of the Deusto Business School, Member of the Basque Businessmen Circle and of the McKinsey Advisory Council.

Ms. Carmen García de Andrés
Degree in Economic and Business Sciences. Chairwoman of Tomillo Foundation. Member of the Youth Business Spain Foundation. Member of the Asociación Española de Fundaciones (AEF), being currently its Treasurer. Member of the Trust of Secretariado Gitano, and of Xavier de Salas Foundations.Co-Founder and member of the Trust of "Aprendiendo a Ser".

Ms. María Luisa García Blanco	Degree in Law. State Attorney (on leave of absence). Founding Partner at law firm Salama García Blanco.
Mr. Peter Löscher
Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Honorary Professor at Tongji University Shanghai. Honorary Doctorate of Engineering from Michigan State University. Doctor Honoris Causa of Slovak University of Engineering in Bratislava. Chairman of the Board of Directors of Sulzer AG, member of the Supervisory Board of Royal Philips, member of the Board of Thyssen-Bornemisza Group AG, and a no-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar.

Ms. Verónica Pascual Boé
Degree in Aeronautical Engineering. Master in Business Administration (MBA). Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. Several postgraduate qualifications from INSEAD, Stanford, and Harvard Business School. Leads a group of companies involved in digital transformation. Representative of Director of ASTI Mobile Robotics Group. Chairwoman of the Fundación ASTI Tecnología y Talento. Director of General de Alquiler de Maquinaria, S.A. (GAM).

Mr. Francisco José Riberas Mera
Degree in Law and in Economics and Business Administration. Chief Executive Officer of Gestamp Automoción, S.A. Member of the Board of Directors of CIE Automative, S.A. and of Walbox N.V. He is part og the management body of certain companies belonging to Gestamp's Group and family holding companies Acek, including companies belonging to the Groups Gonvarri, Acek Renewables Energy, and Inmobiliaria Acek. Chairman of the Endeavor Foundation in Spain and the Spain-China Board Foundation. Chairman of Sernauto (Asociación Española de Proveedores de Automoción).

Ms. María Rotondo Urcola	Degree in Economics and Business Administration. She has received complementary training at various institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others. She teaches Capital Markets at the Instituto de Consejeros y Administradores (ICA), and Special Operations Communication at the Master in Investor Relations at Bolsas y Mercados (BME). Co-Director and lecturer in the Sustainability Programme of the Instituto de Empresa (IE) SYCA. Independent Director of CACEIS Bank Spain and of Santander CACEIS Latam Holdo, and Independent Director of Libertas 7. Member of the Advisory Board of Top Boards-Headspring (Financial Times - Instituto de Empresa).
Ms. Claudia Sender Ramírez	Degree in Chemical Engineering. Master in Business Administration (MBA) at Harvard Business School. Director of LafargeHolcim Ltd, Director of Gerdau, S.A., Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. and Director of Materlúgica Gerdau, S.A. Director of the NGO Amigos do Bem.

Consolidated Annual Report 2021	Telefónica, S. A.	434

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

Total number of independent directors	9
Percentage of Board	60.00%

Indicate whether any director classified as independent receives from the company or any company in its group any amount or benefit other than remuneration as a director, or has or has had a business relationship with the company or any company in its group during the past year, whether in his or her own name or as a significant shareholder, director or senior executive of a company that has or has had such a relationship.
--

If so, include a statement by the Board explaining why it believes that the director in question can perform his or her duties as an independent director.
--

Consolidated Annual Report 2021	Telefónica, S. A.	435

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

OTHER EXTERNAL DIRECTORS

Identify the other external directors, indicate the reasons why they cannot be considered either proprietary or independent, and detail their ties with the company or its management or shareholders:

Name or company name of director	Reasons	Company, manager or shareholder to which or to whom the director is related	Profile
Mr. Peter Erskine
Mr. Peter Erskine was appointed Director of Telefónica, S.A. in 2006, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to 'Other External' Director.
Telefónica, S.A.
Degree in Psychology. Honorary Doctorate from the University of Reading.Until December 2007 he was Director and Chief Executive Officer of Telefónica Europe Plc, then becoming a non-executive Director. From 2009 to 2015 he was Chairman of Ladbrokes, Plc. Chairman of the Charity Brainstorm.

Mr. Francisco Javier de Paz Mancho
Mr. Francisco Javier de Paz Mancho was appointed Director of Telefónica, S.A. in 2006, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to 'Other External' Director.

Telefónica, S.A.
Graduate in Information and Advertising. Law Studies. IESE business Management Program (University of Navarra). Formerly Chairman of the State owned company MERCASA. From July 2016 to December 2021, he was Chairman of Telefónica Ingeniería de Seguridad, S.A. From 2014 to 2016, he was Chairman of Telefónica Gestión de Servicios Compartidos, S.A.U.

Total number of other external directors	2
Percentage of Board	13.33%

Indicate any changes that have occurred during the period in each director's category:

Name or company name of director	Date of change	Previous category	Current category
—	—	—	—

Consolidated Annual Report 2021	Telefónica, S. A.	436

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

C.1.4 Complete the following table with information relating to the number of female directors at the close of the past four years, as well as the category of each:

	Number of female directors				% of total directors for each category
	Year 2021	Year 2020	Year 2019	Year 2018	Year 2021	Year 2020	Year 2019	Year 2018
Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	5	5	5	3	55.56%	55.56%	55.56%	33.33%
Other external	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Total	5	5	5	3	33.33%	29.41%	29.41%	17.65%

C.1.11 List the positions of director, administrator or representative thereof, held by directors or representatives of directors who are members of the company's board of directors in other entities, whether or not they are listed companies:

Identity of the director or representative	Company name of the listed or non-listed entity	Position
Mr. José María Alvarez-Pallete López	VMED O2 UK Ltd.	Chairman
Mr. Isidro Fainé Casas	Fundación Bancaria "la Caixa"	Chairman
	Criteria Caixa, S.A.U.	Chairman
	Inmo Criteria Caixa, S.A.U.	Vice-Chairman 1º
	Caixa Capital Risc, SGEIC, S.A.	Chairman
	Confederación Española de Cajas de Ahorros (CECA)	Chairman
	World Savings Banks Institute (WSBI)	Chairman
	European Savings Banks Group (ESBG)	Vice-Chairman
	Confederación Española de Directivos y Ejecutivos (CEDE)	Chairman
	Capítulo Español del Club de Roma	Chairman
	Real Academia de las Ciencias Económicas y Financieras (RACEF)	Vice-Chairman
Mr. José María Abril Pérez	Ibermática, S.A.	Director
	Arteche Lantegi Elkartea, S.A.	Director
Mr. José Javier Echenique Landiríbar	ACS, Actividades de Construcción y Servicios, S.A.	Director
	ACS Servicios, Comunicaciones y Energía, S.L.	Director
	Telefónica Audiovisual Digital, S.L.U. (Telefónica Group)	Director
	Grupo Calcinor	Director
Mr. Ángel Vilá Boix	VMED O2 UK Ltd.	Director
Mr. Peter Erskine	VMED O2 UK Ltd.	Director
	Telefónica Deutschland Holding, AG (Telefónica Group)	Director

Consolidated Annual Report 2021	Telefónica, S. A.	437

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

Mr. Peter Löscher	Sulzer AG	Chairman
	Royal Philips N.V.	Director
	Telefónica Deutschland Holding, AG (Telefónica Group)	Chairman
	Thyssen-Bornemisza Group AG	Director
	Doha Venture Capital LLC	Director
Ms. Verónica Pascual Boé	General de Alquiler de Maquinaria, S.A. (GAM)	Director
	Asti Mobile Robotics Group S.L.U.	Representative of Director
	Asti Mobile Robotics S.A.U.	Representative of Director
	Albp. Corp. S.L.U.	Sole Administrator
	Asmv Technologies Distribution S.L.U.	Sole Administrator
	Manco Partners S.L.	Sole Administrator
	Fundación Asti Talent and Technology Foundation	Chairman
	Asti France S.A.S.	Chairman
	Asti Mobile Robotics GmbH	Representative of Director
	Asti Mobile Robotics Inc	Representative of Director
Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A. (Telefónica Group)	Director
	Telefónica Audiovisual Digital, S.L.U. (Telefónica Group)	Director
Mr. Francisco José Riberas Mera	Acek Desarrollo y Gestión Industrial, S.L.	Representative of Director
	Gestamp Automoción, S.A.	Chairman
	Sociedades del Grupo Gestamp Automoción	Director
	Holding Gonvarri, S. L.	Secretary Director
	Sociedades del Grupo Gonvarri	Director
	Acek Energías Renovables, S.L.	Sole Administrator
	Sociedades del Grupo Acek Energías Renovables	Director
	Inmobiliaria Acek, S.L.	Sole Administrator
	Sociedades del Grupo Inmobiliaria Acek	Director
	CIE Automotive, S.A.	Director
	Otras sociedades participadas por Acek, Desarrollo y Gestión Industrial, S.L.	Director
	Orilla Asset Management, S.L.	Sole Administrator
	Q-Energy Tenencia y Gestión III, SCR, S.A.	Director
	Wallbox, N.V.	Director
	Otras sociedades participadas por Orilla Asset Management, S.L.	Director

Consolidated Annual Report 2021	Telefónica, S. A.	438

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

Ms. María Rotondo Urcola	Caceis Bank Spain, S.A.U.	Director
	Libertas 7	Director
	Santander Caceis Latam Holding 1, S.L.	Director
Ms. Claudia Sender Ramírez	LafargeHolcim Ltd.	Director
	Gerdau, S.A.	Director
	Embraer, La Empresa Brasileira de Aeronáutica, S.A.	Director
	Metalúrgica Gerdau, S.A.	Director
	Amigos do Bem	Director

Listed below are the positions indicated in the table above that are remunerated:
Mr. Isidro Fainé Casas: Chairman of Criteria Caixa, S.A.U.; Vice-Chairman First of Inmo Criteria Caixa, S.A.U.; Chairman of Caixa Capital Risc, SGEIC, S.A.; and Chairman of Confederación Española de Cajas de Ahorros (CECA).

Mr. José María Abril Pérez: Director of Ibermática, S.A. and Director of Arteche Lantegi Elkartea, S.A.
Mr. José Javier Echenique Landiríbar: Director of ACS, Actividades de Construcción y Servicios, S.A.; Director of ACS Servicios, Comunicaciones y Energía, S.L.; Director of Telefónica Audiovisual Digital, S.L.U.; and Director of Grupo Calcinor.

Mr. Peter Erskine: Director of VMED O2 UK Limited; and Director of Telefónica Deutschland Holding, AG.
Mr. Peter Löscher: Chairman of Sulzer AG; Director of Royal Philips N.V. (Philips); Chairman of Telefónica Deutschland, AG; Director of Thyssen-Bornemisza Group AG; and Director of Doha Venture Capital LLC.

Ms. Verónica Pascual Boé: Director of General de Alquiler de Maquinaria, S.A. (GAM) and Representative of Director of Asti Mobile Robotics Group, S.L.U.
Mr. Francisco Javier de Paz Mancho: Director of Telefónica Brasil, S.A. and Director of Telefónica Audiovisual Digital, S.L.U.
Mr. Francisco José Riberas Mera: Representative of Director of Acek Desarrollo y Gestión Industrial, S.L.; Chairman of Gestamp Automoción, S.A.; Director of Group Companies Gestamp Automoción; Sole Administrator of Orilla Asset Management, S.L., and Director of Wallbox, N.V.

Ms. María Rotondo Urcola: Director of Caceis Bank Spain, S.A.U.; Director of Libertas 7; and Director of Santander Caceis Latam Holding 1, S.L.
Ms. Claudia Sender Ramírez: Director of LafargeHolcim Ltd; Director of Gerdau, S.A.; Director of Embraer, the Company Breasileira of Aeronáutica, S.A., and Director of Metalúrgica Gerdau, S.A.

Indicate, where appropriate, the other remunerated activities of the directors or directors' representatives, whatever their nature, other than those indicated in the previous table.
Mr. José Javier Echenique Landiríbar: Member of the Advisory Board of Telefónica España and Member of McKinsey Advisory Council.
Mr. José María Abril Pérez: Advisor of Madlane Bay, S.L.
Mr. Juan Ignacio Cirac Sasturain: Director of the Max-Planck Theory Division, Institut fur Quantenoptik; and Director and scientific member of the Max Planck Society (Germany).
Ms. María Luisa García Blanco: Member of the Advisory Board of Telefónica España and Partner of Salama García Blanco Abogados.
Mr. Francisco Javier de Paz Mancho: Member of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica.
Ms. María Rotondo Urcola: Co-Director Exec Education SYCA of IE Instituto de Empresa; Professor of IE Instituto de Empresa; and Professor of BME.
Ms. Claudia Sender Ramírez: Member of the Advisory Board of Telefónica Hispanoamérica.

C.1.12 Indicate whether the company has established rules on the maximum number of company boards on which its directors may sit, explaining if necessary and identifying where this is regulated, if applicable:
Yes.

Consolidated Annual Report 2021	Telefónica, S. A.	439

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
C.1.13 Indicate the remuneration received by the Board of Directors as a whole for the following items:

Remuneration accruing in favour of the Board of Directors in the financial year (thousands of euros)	19,157
Funds accumulated by current directors for long-term savings systems with consolidated economic rights (thousands of euros)	2,137
Funds accumulated by current directors for long-term savings systems with unconsolidated economic rights (thousands of euros)	18,834
Pension rights accumulated by former directors (thousands of euros)	684

C.1.14 Identify members of senior management who are not also executive directors and indicate their total remuneration accrued during the year:

Name or company name	Position(s)
Mr. Pablo de Carvajal González	General Secretary and Secretary of the Board of Directors, Director Global of Regulation and Head of Security area
Ms. Laura Abasolo García de Baquedano	Chief Financial and Control Officer & Head of Hispanoamérica
Mr. Eduardo Navarro de Carvalho	Chief Corporate Affairs & Sustainability Officer
Mr. Mark Evans	Chief Strategy & Development Officer
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit

Number of women in senior management	1
Percentage of total senior management	20%

Total remuneration of senior management (thousand euros)	8,862

C.1.15 Indicate whether the Board regulations were amended during the year
Yes.

C.1.21 Explain whether there are any specific requirements, other than those relating to directors, for being appointed as chairman of the Board of Directors.
Yes.

C.1.23 Indicate whether the articles of incorporation or Board regulations establish any term limits for independent directors other than those required by law or any other additional requirements that are stricter than those provided by law:
No.

C.1.25 Indicate the number of meetings held by the Board of Directors during the year. Also indicate, if applicable, the number of times the Board met without the chairman being present. Meetings where the chairman gave specific proxy instructions are to be counted as attended.

Number of Board meetings	13
Number of Board meetings held without the chairman's presence	0
Indicate the number of meetings held by the coordinating director with the other directors, where there was neither attendance nor representation of any executive director:

Number of meetings	2
Indicate the number of meetings held by each Board committee during the year:

Number of meetings held by the Executive Committee	19
Number of meetings held by the Audit and Control Committee	11
Number of meetings held by the Nominating, Compensation and Corporate Governance Committee	12
Number of meetings held by the Sustainability and Quality Committee	10
Number of meetings held by the Regulation and Institutional Affairs Committee	11
Number of meetings held by the Strategy and Innovation Committee	11

Consolidated Annual Report 2021	Telefónica, S. A.	440

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
C.1.26 Indicate the number of meetings held by the Board of Directors during the year with member attendance data:

Number of meetings at which at least 80% of the directors were present in person	13
Attendance in person as a % of total votes during the year	98.19%
Number of meetings with attendance in person or proxies given with specific instructions, by all directors	12
Votes cast in person and by proxies with specific instructions, as a % of total votes during the year	99.55%

C. 1.27 Indicate whether the individual and consolidated financial statements submitted to the Board for issue are certified in advance:
No.
Identify, if applicable, the person(s) who certified the individual and consolidated financial statements of the company for issue by the Board:
-

C.1.29 Is the secretary of the Board also a director?
No.
If the secretary is not a director, complete the following table:

Name or company name of the secretary	Representative
Mr. Pablo de Carvajal González	—

C.1.31 Indicate whether the company changed its external auditor during the year. If so, identify the incoming and outgoing auditors:
No.
If there were any disagreements with the outgoing auditor, explain their content:
No.

C.1.32 Indicate whether the audit firm performs any non-audit work for the company and/or its group and, if so, state the amount of fees it received for such work and express this amount as a percentage of the total fees invoiced to the company and/or its group for audit work:
Yes.

	Company	Group Company	Total
Amount of non-audit work (thousands of euros)	455	1,174	1,629
Amount of non-audit work / Amount of audit work (%)	12.90	7.21	8.22

Observations
That amount is full related to Audit-related services: work related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies, the issuance of comfort letters, the report on the information relating to the system of internal control over financial reporting (ICFR), and the verification of the non-financial information in the annual reports.

C.1.33 Indicate whether the auditors’ report on the financial statements for the preceding year contains reservations. If so, indicate the reasons given to shareholders at the general meeting by the chairman of the audit committee to explain the content and extent of the qualified opinion or reservations.
No.
C.1.34 Indicate the number of consecutive years for which the current audit firm has been auditing the company's individual and/or consolidated financial statements. Also, indicate the number of years audited by the current audit firm as a percentage of the total number of years in which the financial statements have been audited:

Consolidated Annual Report 2021	Telefónica, S. A.	441

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

	Individual	Consolidated
Number of consecutive years	5	5
Number of years audited by the current audit firm/number of years in which the company has been audited (in %)	12.82	16.13

C.1.35 Indicate whether there is a procedure for directors to be sure of having the information necessary to prepare the meetings of the governing bodies with sufficient time; provide details if applicable:
Yes.
Details of the procedure:
The Company adopts the necessary measures, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.
In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee and the Regulations of the Nominations, Compensation and Good Governance Committee detail the operating regime of these Committees.
Also, the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.
Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.
For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.
To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.
Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 27) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.39 Identify individually as regards directors, and in aggregate form in other cases, and provide details of any agreements between the company and its directors, executives or employees containing indemnity or golden parachute clauses in the event of resignation or dismissal without due cause or termination of employment as a result of a takeover bid or any other type of transaction.

Number of beneficiaries	27
Type of beneficiary Executive Directors, Senior Managers and other Employees
Description of Agreement: With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, mantain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity

Consolidated Annual Report 2021	Telefónica, S. A.	442

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received b contract.
Indicate whether, beyond the cases established by legislation, these agreements have to be communicated and/or authorised by the governing bodies of the company or its group. If so, specify the procedures, the cases concerned and the nature of the bodies responsible for their approval or communication:

	Board of directors	General Shareholders' Meeting
Body authorizing the clauses	-	-

Are these clauses notified to the General Shareholders' Meeting	No

C.2 Committees of the Board of Directors

C.2.1    Provide details of all committees of the Board of Directors, their members, and the proportion of executive, proprietary, independent and other external directors forming them:

EXECUTIVE COMMISSION

Name	Position	Current
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Erskine	Member	Other External
Mr. Peter Löscher	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	25.00%
% of proprietary directors	25.00%
% of independent directors	25.00%
% of external directors	25.00%

AUDIT AND CONTROL COMMITTEE

Name	Position	Current
Mr. Peter Löscher	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Ms. Carmen García de Andrés	Member	Independent
Ms. María Rotondo Urcola	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	100.00%
% of other external directors	0.00%

Consolidated Annual Report 2021	Telefónica, S. A.	443

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
Identify the directors who are members of the audit committee and have been appointed taking into account their knowledge and experience in accounting or audit matters, or both, and state the date that the Chairperson of this committee was appointed.

Name of directors with experience
Mr. Peter Löscher
Mr. José Javier Echenique Landiríbar
Ms. Carmen García de Andrés
Ms. María Rotondo Urcola
Date of appointment of the chairperson
19/02/2020

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Current
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Peter Erskine	Member	Other External
Mr. Peter Löscher	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	60.00%
% of other external directors	40.00%

REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Position	Current
Mr. Francisco Javier De Paz Mancho	Chairman	Other External
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. Carmen García de Andrés	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	75.00%
% of other external directors	25.00%

SUSTAINABILITY AND QUALITY COMMITTEE

Name	Position	Current
Ms. María Luisa García Blanco	Chairman	Independent
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. Carmen García Andrés	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External
Ms. María Rotondo Urcola	Member	Independent
Ms. Claudia Sender Ramírez	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	83.33%
% of other external directors	16.67%

STRATEGY AND INNOVATION COMMITTEE

Name	Position	Current
Mr. Peter Erskine	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. Verónica Pascual Boé	Member	Independent
Ms. Claudia Sender Ramírez	Member	Independent

% of executive directors	0.00%
% of proprietary directors	20.00%
% of independent directors	60.00%
% of other external directors	20.00%

Consolidated Annual Report 2021	Telefónica, S. A.	444

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

C.2.2 Complete the following table with information regarding the number of female directors who were members of Board committees at the close of the past four years:

Number of female directors
	2021 Year Number %	2020 Year Number %	2019 Year Number %	2018 Year Number %
Executive Commission	0	0	0	0
Audit and Control Committee	2 (50.00%)	1 (25.00%)	1 (25.00%)	1 (25.00%)
Nominating, Compensation and Corporate Governance Committee	1 (20.00%)	1 (20.00%)	2 (40.00%)	1 (20.00%)
Regulation and Institutional Affairs Committee	2 (50.00%)	1 (25.00%)	1 (25.00%)	1 (25.00%)
Sustainability and Quality Committee	4 (66.67%)	2 (40.00%)	2 (50.00%)	2 (50.00%)
Strategy and Innovation Committee	2 (40.00%)	1 (16.67%)	1 (16.67%)	0

Consolidated Annual Report 2021	Telefónica, S. A.	445

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
D. Related-Party and Intragroup Transactions
D.2 Give individual details of operations that are significant due to their amount or of importance due to their subject matter carried out between the company or its subsidiaries and shareholders holding 10% or more of the voting rights or who are represented on the board of directors of the company, indicating which has been the competent body for its approval and if any affected shareholder or director has abstained. In the event that the board of directors has responsibility, indicate if the proposed resolution has been approved by the board without a vote against the majority of the independents:

	Name or company name of the shareholder or any of its subsidiaries	% Shareholding	Name or company name of the company or entity within its group	Amount (thousands of euros)	Approving body	Identity of the significant shareholder or director who has abstained	The proposal to the board, if applicable, has been approved by the board without a vote against the majority of independents
(1)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	5,542	Board of Directors	Proprietary Directors BBVA	Yes
(2)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	1,472	Board of Directors	Proprietary Directors BBVA	Yes
(3)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	106	Board of Directors	Proprietary Directors BBVA	Yes
(4)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	774	Board of Directors	Proprietary Directors BBVA	Yes
(5)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	7,578	Board of Directors	Proprietary Directors BBVA	Yes
(6)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	85,705	Board of Directors	Proprietary Directors BBVA	Yes
(7)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	251,080	Board of Directors	Proprietary Directors BBVA	Yes
(8)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	292	Board of Directors	Proprietary Directors BBVA	Yes
(9)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	107,882	Board of Directors	Proprietary Directors BBVA	Yes
(10)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	6,225,981	Board of Directors	Proprietary Directors BBVA	Yes
(11)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	331,277	Board of Directors	Proprietary Directors BBVA	Yes
(12)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	803,969	Board of Directors	Proprietary Directors BBVA	Yes

Consolidated Annual Report 2021	Telefónica, S. A.	446

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

(13)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	85,705	Board of Directors	Proprietary Directors BBVA	Yes
(14)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Telefónica, S.A.	261,522	Board of Directors	Proprietary Directors BBVA	Yes
(15)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	2,312	Board of Directors	Proprietary Directors BBVA	Yes
(16)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	12,898	Board of Directors	Proprietary Directors BBVA	Yes
(17)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	1,979	Board of Directors	Proprietary Directors BBVA	Yes
(18)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	16,941	Board of Directors	Proprietary Directors BBVA	Yes
(19)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	1,520	Board of Directors	Proprietary Directors BBVA	Yes
(20)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	4,664	Board of Directors	Proprietary Directors BBVA	Yes
(21)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	149	Board of Directors	Proprietary Directors BBVA	Yes
(22)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	26,451	Board of Directors	Proprietary Directors BBVA	Yes
(23)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	8,641	Board of Directors	Proprietary Directors BBVA	Yes
(24)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	8	Board of Directors	Proprietary Directors BBVA	Yes
(25)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	4,970	Board of Directors	Proprietary Directors BBVA	Yes
(26)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	79,962	Board of Directors	Proprietary Directors BBVA	Yes
(27)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	147,188	Board of Directors	Proprietary Directors BBVA	Yes
(28)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	221	Board of Directors	Proprietary Directors BBVA	Yes
(29)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	10,084	Board of Directors	Proprietary Directors BBVA	Yes
(30)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	438,165	Board of Directors	Proprietary Directors BBVA	Yes
(31)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	108,038	Board of Directors	Proprietary Directors BBVA	Yes
(32)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	5,607	Board of Directors	Proprietary Directors BBVA	Yes
(33)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	75	Board of Directors	Proprietary Directors BBVA	Yes

Consolidated Annual Report 2021	Telefónica, S. A.	447

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

(34)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	10,084	Board of Directors	Proprietary Directors BBVA	Yes
(35)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	142	Board of Directors	Proprietary Directors BBVA	Yes
(36)	Banco Bilbao Vizcaya Argentaria, S.A.	4.99	Rest of Telefónica Group	79,962	Board of Directors	Proprietary Directors BBVA	Yes
(37)	CaixaBank, S.A.	4.49	Telefónica, S.A.	871	Board of Directors	Proprietary Directors CaixaBank	Yes
(38)	CaixaBank, S.A.	4.49	Telefónica, S.A.	1,620	Board of Directors	Proprietary Directors CaixaBank	Yes
(39)	CaixaBank, S.A.	4.49	Telefónica, S.A.	27	Board of Directors	Proprietary Directors CaixaBank	Yes
(40)	CaixaBank, S.A.	4.49	Telefónica, S.A.	21,120	Board of Directors	Proprietary Directors CaixaBank	Yes
(41)	CaixaBank, S.A.	4.49	Telefónica, S.A.	8,400	Board of Directors	Proprietary Directors CaixaBank	Yes
(42)	CaixaBank, S.A.	4.49	Telefónica, S.A.	113,130	Board of Directors	Proprietary Directors CaixaBank	Yes
(43)	CaixaBank, S.A.	4.49	Telefónica, S.A.	263,666	Board of Directors	Proprietary Directors CaixaBank	Yes
(44)	CaixaBank, S.A.	4.49	Telefónica, S.A.	26,368	Board of Directors	Proprietary Directors CaixaBank	Yes
(45)	CaixaBank, S.A.	4.49	Telefónica, S.A.	354,406	Board of Directors	Proprietary Directors CaixaBank	Yes
(46)	CaixaBank, S.A.	4.49	Telefónica, S.A.	21,120	Board of Directors	Proprietary Directors CaixaBank	Yes
(47)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	6,547	Board of Directors	Proprietary Directors CaixaBank	Yes
(48)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	14	Board of Directors	Proprietary Directors CaixaBank	Yes
(49)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	8,169	Board of Directors	Proprietary Directors CaixaBank	Yes
(50)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	242,475	Board of Directors	Proprietary Directors CaixaBank	Yes
(51)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	10	Board of Directors	Proprietary Directors CaixaBank	Yes
(52)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	66	Board of Directors	Proprietary Directors CaixaBank	Yes
(53)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	83,372	Board of Directors	Proprietary Directors CaixaBank	Yes
(54)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	91,580	Board of Directors	Proprietary Directors CaixaBank	Yes

Consolidated Annual Report 2021	Telefónica, S. A.	448

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

(55)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	516	Board of Directors	Proprietary Directors CaixaBank	Yes
(56)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	92,131	Board of Directors	Proprietary Directors CaixaBank	Yes
(57)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	1,550	Board of Directors	Proprietary Directors CaixaBank	Yes
(58)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	144,767	Board of Directors	Proprietary Directors CaixaBank	Yes
(59)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	88	Board of Directors	Proprietary Directors CaixaBank	Yes
(60)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	181,766	Board of Directors	Proprietary Directors CaixaBank	Yes
(61)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	331,372	Board of Directors	Proprietary Directors CaixaBank	Yes
(62)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	28,002	Board of Directors	Proprietary Directors CaixaBank	Yes
(63)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	26,228	Board of Directors	Proprietary Directors CaixaBank	Yes
(64)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	84,831	Board of Directors	Proprietary Directors CaixaBank	Yes
(65)	CaixaBank, S.A.	4.49	Rest of Telefónica Group	144,767	Board of Directors	Proprietary Directors CaixaBank	Yes

	Name or company name of the shareholder or any of its subsidiaries	Nature of the relationship	Type of operation and other information required for its evaluation
(1)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial expenses
(2)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Receipt of services
(3)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Other expenses
(4)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial revenues
(5)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Dividends received
(6)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Finance Agreements: Loans (Borrower)
(7)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Finance Agreements: Others (Borrower)
(8)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Guarantees and collateral received
(9)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Dividends and other distributed earnings
(10)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Derivatives (notional)

Consolidated Annual Report 2021	Telefónica, S. A.	449

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

(11)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Derivatives (fair value)
(12)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Other receivables
(13)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Loans and receivables received
(14)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Other payment obligations
(15)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial expenses
(16)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Receipt of services
(17)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Purchase of goods (finished or in progress)
(18)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Remunerations
(19)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Other expenses
(20)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial revenues
(21)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Collaboration agreements
(22)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Service delivery
(23)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Sale of goods (finished or in progress)
(24)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Gains on derecognition or disposal of assets
(25)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Other revenues
(26)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Finance Agreements: Loans (Borrower)
(27)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Guarantees and collateral received
(28)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Commitments made
(29)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Finance Agreements: Loans (Borrower)
(30)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Derivatives (notional)
(31)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Factoring operations in force
(32)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Trade receivables and trade debtors
(33)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Loans and receivables
(34)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Other receivables
(35)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Suppliers and trade creditors
(36)	Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Loans and receivables received
(37)	CaixaBank, S.A.	Contractual	Financial expenses
(38)	CaixaBank, S.A.	Contractual	Receipt of services
(39)	CaixaBank, S.A.	Contractual	Financial revenues
(40)	CaixaBank, S.A.	Contractual	Finance Agreements: Others (Borrower)
(41)	CaixaBank, S.A.	Contractual	Guarantees and collateral received

Consolidated Annual Report 2021	Telefónica, S. A.	450

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

(42)	CaixaBank, S.A.	Contractual	Dividends and other distributed earnings
(43)	CaixaBank, S.A.	Contractual	Derivatives (notional)
(44)	CaixaBank, S.A.	Contractual	Derivatives (fair value)
(45)	CaixaBank, S.A.	Contractual	Other receivables
(46)	CaixaBank, S.A.	Contractual	Other payment obligations
(47)	CaixaBank, S.A.	Contractual	Financial revenues
(48)	CaixaBank, S.A.	Contractual	Leases
(49)	CaixaBank, S.A.	Contractual	Receipt of services
(50)	CaixaBank, S.A.	Contractual	Purchase of goods (finished or in progress)
(51)	CaixaBank, S.A.	Contractual	Other expenses
(52)	CaixaBank, S.A.	Contractual	Financial revenues
(53)	CaixaBank, S.A.	Contractual	Service delivery
(54)	CaixaBank, S.A.	Contractual	Sale of goods (finished or in progress)
(55)	CaixaBank, S.A.	Contractual	Other revenues
(56)	CaixaBank, S.A.	Contractual	Purchases of intangible assets
(57)	CaixaBank, S.A.	Contractual	Purchases of tangible fixed assets
(58)	CaixaBank, S.A.	Contractual	Finance Agreements: Loans (Borrower)
(59)	CaixaBank, S.A.	Contractual	Financial leasing contracts (lessee)
(60)	CaixaBank, S.A.	Contractual	Guarantees and collateral received
(61)	CaixaBank, S.A.	Contractual	Commitments made
(62)	CaixaBank, S.A.	Contractual	Factoring operations in force
(63)	CaixaBank, S.A.	Contractual	Trade receivables and trade payables
(64)	CaixaBank, S.A.	Contractual	Suppliers and trade creditors
(65)	CaixaBank, S.A.	Contractual	Loans and receivables

Consolidated Annual Report 2021	Telefónica, S. A.	451

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
D.3 Give individual details of the operations that are significant due to their amount or relevant due to their subject matter carried out by the company or its subsidiaries with the administrators or managers of the company, including those operations carried out with entities that the administrator or manager controls or controls jointly, indicating the competent body for its approval and if any affected shareholder or director has abstained. In the event that the board of directors has responsibility, indicate if the proposed resolution has been approved by the board without a vote against the majority of the independents:

	Name or company name of the administrators or managers or their controlled or jointly controlled entities	Name or company name of the company or entity within its group	Relationship	Amount (thousands of euros)	Approving body	Identify of the shareholder or director who has abstained	The proposal to the board, if applicable, has been approved by the board without a vote against the majority of independents
(1)	Msª Verónica Pascual Boé	Telefónica Digital España, S.L.U. / Telefónica IoT & Big Data Tech, S.A.	Company in which the Director has or may exercise control		Board of Directors	Ms. Verónica Pascual Boé	YES

	Name or company name of the administrators or managers or their controlled or jointly controlled entities	Nature of the operation and other information necessary for the assessment of the operation
(1)	Ms. Verónica Pascual Boé
Framework Agreement subscribed on September 25, 2020 with Asti Mobile Robotics, S.A. During 2021, certain commercial projects were completed in Spain, without any financial disbursements in that year. See Note 11 (Related parties) to the Consolidated Financial Statements of Telefónica, S.A. for the year 2021.

Consolidated Annual Report 2021	Telefónica, S. A.	452

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
D.4 Report individually on intragroup transactions that are significant due to their amount or relevant due to their subject matter that have been undertaken by the company with its parent company or with other entities belonging to the parent's group, including subsidiaries of the listed company, except where no other related party of the listed company has interests in these subsidiaries or that they are fully owned, directly or indirectly, by the listed company.
In any case, report any intragroup transaction conducted with entities established in countries or territories considered as tax havens:
----------

D.5 Give individual details of the operations that are significant due to their amount or relevant due to their subject matter carried out by the company or its subsidiaries with other related parties pursuant to the international accounting standards adopted by the EU, which have not been reported in previous sections.
----------

Consolidated Annual Report 2021	Telefónica, S. A.	453

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
G. Degree of Compliance with Corporate Governance Recommendations

Specify the Company’s degree of compliance with recommendations of the Good Governance Code for listed companies.

In the event that a recommendation is not followed or only partially followed, a detailed explanation of the reasons must be included so that shareholders, investors and the market in general have enough information to assess the company´s conduct. General explanations are not acceptable.

1. That the Articles of Association of listed companies should not limit the maximum number of votes that may be cast by one shareholder or contain other restrictions that hinder the takeover of control of the company through the acquisition of its shares on the market.

Explain
In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the social interest and interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the sufficient support of all shareholders, because, naturally, and as taught by experience, potential offerers may make their offer conditional upon the removal of the defense mechanism.
In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offerer has a stake equal to or over 70% of the share capital which confers voting rights, unless the offerer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.
In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Operating Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

Consolidated Annual Report 2021	Telefónica, S. A.	454

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
2. That when the listed company is controlled by another entity in the meaning of Article 42 of the Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or any of its subsidiaries (other than the listed company) or carries out activities related to the those of any of them it should make accurate public disclosures on:
a) The respective areas of activity and possible business relationships between the listed company or its subsidiaries and the parent company or its subsidiaries.
b) The mechanisms in place to resolve any conflicts of interest that may arise.

Not applicable

3. That, during the ordinary General Shareholders’ Meeting, as a complement to the distribution of the written annual corporate governance report, the chairman of the Board of Directors should inform shareholders orally, in sufficient detail, of the most significant aspects of the company's corporate governance, and in particular:
a) Changes that have occurred since the last General Shareholders’ Meeting.
b) Specific reasons why the company has not followed one or more of the recommendations of the Code of Corporate Governance and the alternative rules applied, if any.

Complies

4.That the company should define and promote a policy on communication and contact with shareholders and institutional investors, within the framework of their involvement in the company, and with proxy advisors that complies in all aspects with rules against market abuse and gives equal treatment to similarly situated shareholders. And that the company should publish this policy on its website, including information on how it has been put into practice and identifying the contact persons or those responsible for implementing it.
And that, without prejudice to the legal obligations regarding dissemination of inside information and other types of regulated information, the company should also have a general policy regarding the communication of economic-financial, non-financial and corporate information through such channels as it may consider appropriate (communication media, social networks or other channels) that helps to maximise the dissemination and quality of information available to the market, investors and other stakeholders.
Complies

5.That the Board of Directors should not submit to the General Shareholders’ Meeting any proposal for delegation of powers allowing the issue of shares or convertible securities with the exclusion of preemptive rights in an amount exceeding 20% of the capital at the time of delegation.
And that whenever the Board of Directors approves any issue of shares or convertible securities with the exclusion of preemptive rights, the company should immediately publish the reports referred to by company law on its website.
Complies

6.That listed companies that prepare the reports listed below, whether under a legal obligation or voluntarily, should publish them on their website with sufficient time before the General Shareholders’ Meeting, even if their publication is not mandatory:
a) Report on the auditor’s independence.
b) Reports on the workings of the audit and nomination and remuneration committees.
c) Report by the audit committee on related-party transactions.

Complies

7.That the company should transmit in real time, through its website, the proceedings of the General Shareholders’ Meetings.
And that the company should have mechanisms in place allowing the delegation and casting of votes by means of data transmission and even, in the case of large-caps and, to the extent that it is proportionate, attendance and active participation in the General Meeting to be conducted by such remote means.
Complies

8.That the audit committee should ensure that the financial statements submitted to the General Shareholders' Meeting are prepared in accordance with accounting regulations. And that in cases in which the auditor has included a qualification or reservation in its audit report, the

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chairman of the audit committee should clearly explain to the general meeting the opinion of the audit committee on its content and scope, making a summary of this opinion available to shareholders at the time when the meeting is called, alongside the other Board proposals and reports.
Complies

9.That the company should permanently publish on its website the requirements and procedures for certification of share ownership, the right of attendance at the General Shareholders’ Meetings, and the exercise of the right to vote or to issue a proxy.
And that such requirements and procedures promote attendance and the exercise of shareholder rights in a non-discriminatory fashion.
Complies

10.That when a duly authenticated shareholder has exercised his or her right to complete the agenda or to make new proposals for resolutions in advance of the General Shareholders’ Meeting, the company:
a) Should immediately distribute such complementary points and new proposals for resolutions.

b) Should publish the attendance, proxy and remote voting card specimen with the necessary changes such that the new agenda items and alternative proposals can be voted on in the same terms as those proposed by the Board of Directors.

c) Should submit all these points or alternative proposals to a vote and apply the same voting rules to them as to those formulated by the Board of Directors including, in particular, assumptions or default positions regarding votes for or against.

d) That after the General Shareholders’ Meeting, a breakdown of the voting on said additions or alternative proposals is communicated.
Not applicable

11.That if the company intends to pay premiums for attending the General Shareholders’ Meeting, it should establish in advance a general policy on such premiums and this policy should be stable.
Not applicable
12.That the Board of Directors should perform its functions with a unity of purpose and independence of criterion, treating all similarly situated shareholders equally and being guided by the best interests of the company, which is understood to mean the pursuit of a profitable and sustainable business in the long term, promoting its continuity and maximising the economic value of the business.
And that in pursuit of the company’s interest, in addition to complying with applicable law and rules and conducting itself on the basis of good faith, ethics and a respect for commonly accepted best practices, it should seek to reconcile its own company interests, when appropriate, with the interests of its employees, suppliers, clients and other stakeholders that may be affected, as well as the impact of its corporate activities on the communities in which it operates and on the environment.
Complies

13.That the Board of Directors should be of an appropriate size to perform its duties effectively and in a collegial manner, which makes it advisable for it to have between five and fifteen members.
Complies

14.That the Board of Directors should approve a policy aimed at favouring an appropriate composition of the Board that:
a) Is concrete and verifiable;

b) Ensures that proposals for appointment or re-election are based upon a prior analysis of the skills required by the Board of Directors; and

c) Favours diversity of knowledge, experience, age and gender. For these purposes, it is considered that the measures that encourage the company to have a significant number of female senior executives favour gender diversity.

That the result of the prior analysis of the skills required by the Board of Directors be contained in the supporting report from the nomination committee published upon calling the General Shareholders’ Meeting to which the ratification, appointment or re-election of each director is submitted.

The nomination committee will annually verify compliance with this policy and explain its

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findings in the annual corporate governance report.

Complies

15.That proprietary and independent directors should constitute a substantial majority of the Board of Directors and that the number of executive directors be kept to a minimum, taking into account the complexity of the corporate group and the percentage of equity participation of executive directors.
And that the number of female directors should represent at least 40% of the members of the Board of Directors before the end of 2022 and thereafter, and no less than 30% prior to that date.
Complies
16.That the number of proprietary directors as a percentage of the total number of non-executive director not be greater than the proportion of the company's share capital represented by those directors and the rest of the capital.
This criterion may be relaxed:
a) In large-cap companies where very few shareholdings are legally considered significant.
b) In the case of companies where a plurality of shareholders is represented on the Board of Directors without ties among them.
Complies

17.That the number of independent directors should represent at least half of the total number of directors.
That, however, when the company does not have a high level of market capitalisation or in the event that it is a large-cap company with one shareholder or a group of shareholders acting in a concert who together control more than 30% of the company’s share capital, the number of independent directors should represent at least one third of the total number of directors.
Complies

18.That companies should publish the following information on its directors on their website, and keep it up to date:
a) Professional profile and biography.

b) Any other Boards to which the directors belong, regardless of whether or not the companies are listed, as well as any other remunerated activities engaged in, regardless of type.

c) Category of directorship, indicating, in the case of individuals who represent significant shareholders, the shareholder that they represent or to which they are connected.

d) Date of their first appointment as a director of the company’s Board of Directors, and any subsequent re-elections.

e) Company shares and share options that they own.
Complies

19.That the annual corporate governance report, after verification by the nomination committee, should explain the reasons for the appointment of any proprietary directors at the proposal of the shareholders whose holding is less than 3%. It should also explain, if applicable, why formal requests from shareholders for presence on the Board were not honoured, when their shareholding was equal to or exceeded that of other shareholders whose proposal for proprietary directors was honoured.
Not applicable

20.That proprietary directors representing significant shareholders should resign from the Board when the shareholder they represent disposes of its entire shareholding. They should also resign, in a proportional fashion, in the event that said shareholder reduces its percentage interest to a level that requires a decrease in the number of proprietary directors.
Not applicable

21.That the Board of Directors should not propose the dismissal of any independent director before the completion of the director’s term provided for in the articles of incorporation unless the Board of Directors finds just cause and a prior report has been prepared by the

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nomination committee. Specifically, just cause is considered to exist if the director takes on new duties or commits to new obligations that would interfere with his or her ability to dedicate the time necessary for attention to the duties inherent to his or her post as a director, fails to complete the tasks inherent to his or her post, or is affected by any of the circumstances which would cause the loss of independent status in accordance with applicable law.
The dismissal of independent directors may also be proposed as a result of a public takeover bid, merger or other similar corporate transaction entailing a change in the shareholder structure of the company, provided that such changes in the structure of the board are the result of the proportionate representation criterion provided in Recommendation 16.
Complies

22.That companies should establish rules requiring that directors inform the Board of Directors and, when circumstances arise which affect them, whether or not related to their actions in the company itself, and which may harm the company's standing and reputation, and in particular requiring them to inform the Board of any criminal proceedings in which they appear as suspects or defendants, as well as of how the legal proceedings subsequently unfold.
And that, if the Board is informed or becomes aware in any other manner of any of the circumstances mentioned above, it must investigate the case as quickly as possible and, depending on the specific circumstances, decide, based on a report from the nomination and remuneration committee, whether or not any measure may be adopted, such as the opening of an internal investigation, asking the director to resign or proposing that he or she be dismissed. And that these events must be reported in the annual corporate governance report, unless there are any special reasons not to do so, which must also be noted in the minutes. This without prejudice to the information that the company must disseminate, if appropriate, at the time when the corresponding measures are implemented.
Complies

23.That all directors clearly express their opposition when they consider any proposal submitted to the Board of Directors to be against the company’s interests. This particularly applies to independent directors and directors who are unaffected by a potential conflict of interest if the decision could be detrimental to any shareholders not represented on the Board of Directors.
Furthermore, when the Board of Directors makes significant or repeated decisions about which the director has serious reservations, the director should draw the appropriate conclusions and, in the event the director decides to resign, explain the reasons for this decision in the letter referred to in the next recommendation.
This recommendation also applies to the secretary of the Board of Directors, even if he or she is not a director.
Not applicable

24.That whenever, due to resignation or resolution of the General Shareholders' Meeting, a director leaves before the completion of his or her term in office, the director should explain the reasons for this decision, or in the case of non-executive directors, their opinion of the reasons for cessation, in a letter addressed to all members of the Board of Directors.
And that, without prejudice to all this being reported in the annual corporate governance report, insofar as it is relevant for investors, the company must publish the cessation as quickly as possible, adequately referring to the reasons or circumstances adduced by the director.
Complies

25.That the nomination committee should make sure that non-executive directors have sufficient time available in order to properly perform their duties.
And that the Board regulations establish the maximum number of company Boards on which directors may sit.
Complies

26.That the Board of Directors meet frequently enough so be able to effectively perform its duties, and at least eight times per year, following a schedule of dates and agenda established at the beginning of the year and allowing each director individually to propose

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items that do not originally appear on the agenda.
Complies

27.That director absences occur only when absolutely necessary and be quantified in the annual corporate governance report. And when absences do occur, that the director appoint a proxy with instructions.
Complies

28.That when directors or the secretary express concern regarding a proposal or, in the case of directors, regarding the direction in which the company is headed and said concerns are not resolved by the Board of Directors, such concerns should be included in the minutes at the request of the director expressing them.
Not applicable

29.That the company should establish adequate means for directors to obtain appropriate advice in order to properly fulfill their duties including, should circumstances warrant, external advice at the company’s expense.
Complies
30.That, without regard to the knowledge necessary for directors to complete their duties, companies make refresher courses available to them when circumstances make this advisable.
Complies
31.That the agenda for meetings should clearly indicate those matters on which the Board of Directors is to make a decision or adopt a resolution so that the directors may study or gather all relevant information ahead of time.
When, in exceptional circumstances, the chairman wishes to bring urgent matters for decision or resolution before the Board of Directors which do not appear on the agenda, prior express agreement of a majority of the directors shall be necessary, and said consent shall be duly recorded in the minutes.
Complies

32.That directors be periodically informed of changes in shareholding and of the opinions of significant shareholders, investors and rating agencies of the company and its group.
Complies

33.That the chairman, as the person responsible for the efficient workings of the Board of Directors, in addition to carrying out the duties assigned by law and the articles of incorporation, should prepare and submit to the Board of Directors a schedule of dates and matters to be considered; organise and coordinate the periodic evaluation of the Board as well as, if applicable, the chief executive of the company, should be responsible for leading the Board and the effectiveness of its work; ensuring that sufficient time is devoted to considering strategic issues, and approve and supervise refresher courses for each director when circumstances make this advisable.
Complies

34.That when there is a coordinating director, the articles of incorporation or Board regulations should confer upon him the following powers in addition to those conferred by law: to chair the Board of Directors in the absence of the chairman and deputy chairmen, should there be any; to reflect the concerns of non-executive directors; to liaise with investors and shareholders in order to understand their points of view and respond to their concerns, in particular as those concerns relate to corporate governance of the company; and to coordinate a succession plan for the chairman.
Complies
35.That the secretary of the Board of Directors should pay special attention to ensure that the activities and decisions of the Board of Directors take into account such recommendations regarding good governance contained in this Good Governance Code as ay be applicable to the company.
Complies

36.That the Board of Directors meet in plenary session once a year and adopt, where appropriate, an action plan to correct any deficiencies detected in the following:

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a) The quality and efficiency of the Board of Directors’ work.
b) The workings and composition of its committees.
c) Diversity in the composition and skills of the Board of Directors.
d) Performance of the chairman of the Board of Directors and the chief executive officer of the company.
e) Performance and input of each director, paying special attention to those in charge of the various Board committees.
In order to perform its evaluation of the various committees, the Board of Directors will take a report from the committees themselves as a starting point and for the evaluation of the Board, a report from the nomination committee.
Every three years, the Board of Directors will rely for its evaluation upon the assistance of an external advisor, whose independence shall be verified by the nomination committee.
Business relationships between the external adviser or any member of the adviser’s group and the company or any company within its group must be specified in the annual corporate governance report.
The process and the areas evaluated must be described in the annual corporate governance report.
Complies

37.That if there is an executive committee, there should be at least two non-executive directors, at least one of whom should be independent, and its secretary should be the secretary of the Board.
Complies
38.That the Board of Directors must always be aware of the matters discussed and decisions taken by the executive committee and that all members of the Board of Directors receive a copy of the minutes of meetings of the executive committee.
Complies

39.That all members of the audit committee, in particular its chairman, be appointed in consideration of their knowledge and experience in accounting, audit and risk management issues, both financial and non-financial.
Complies

40.That under the supervision of the audit committee, there should be a unit in charge of the internal audit function, which ensures that information and internal control systems operate correctly, and which reports to the non-executive chairman of the Board or of the audit committee.
Complies

41.That the person in charge of the unit performing the internal audit function should present an annual work plan to the audit committee, for approval by that committee or by the Board, reporting directly on its execution, including any incidents or limitations of scope, the results and monitoring of its recommendations, and present an activity report at the end of each year.
Complies

42.That in addition to the provisions of applicable law, the audit committee should be responsible for the following:
1. With regard to information systems and internal control:
a) Supervising and evaluating the process of preparation and the completeness of the financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, if applicable, to the group – including operating, technological, legal, social, environmental, political and reputational risk, or risk related to corruption – reviewing compliance with regulatory requirements, the appropriate delimitation of the scope of consolidation and the correct application of accounting criteria.
b) Ensuring the independence of the unit charged with the internal audit function; proposing the selection, appointment and dismissal of the head of internal audit; proposing the budget for this service;

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approving or proposing its orientation or annual work plans for approval by the Board, making sure that its activity is focused primarily on material risks (including reputational risk); receiving periodic information on its activities; and verifying that senior management takes into account the conclusions and recommendations of its reports.
c) Establishing and supervising a mechanism that allows employees and other persons related to the company, such as directors, shareholders, suppliers, contractors or subcontractors, to report any potentially serious irregularities, especially those of a financial or accounting nature, that they observe in the company or its group. This mechanism must guarantee confidentiality and in any case provide for cases in which the communications can be made anonymously, respecting the rights of both the whistleblower and the person reported.
d) Generally ensuring that internal control policies and systems are effectively applied in practice.
2. With regard to the external auditor:
a) In the event that the external auditor resigns, examining the circumstances leadign to such resignation.
b) Ensuring that the remuneration paid to the external auditor for it work does not compromise the quality of the work or the auditor's independence.
c) Making sure that the company informs the CNMV of the change of auditor, along with a statement on any differences that arose with the outgoing auditor and, if applicable, the contents thereof.
d) Ensuring that the external auditor holds an annual meeting with the Board of Directors in plenary session in order to make a report regarding the tasks performed and the development of the company’s accounting situation and risks.
e) Ensuring that the company and the external auditor comply with applicable rules regarding the provision of services other than auditing, limits on the concentration of the auditor’s business and, in general, all other rules regarding auditors' independence.
Complies

43.That the audit committee be able to require the presence of any employee or manager of the company, even stipulating that he or she appear without the presence of any other member of management.
Complies

44.That the audit committee be kept abreast of any corporate and structural changes planned by the company in order to perform an analysis and draw up a prior report to the Board of Directors on the economic conditions and accounting implications and, in particular, any exchange ratio involved.
Complies

45.That the risk management and control policy should identify or determine, as a minimum:
a) The various types of financial and non-financial risk (including operational, technological, financial, legal, social, environmental, political and reputational risks and risks relating to corruption) which the company faces, including among the financial or economic risks contingent liabilities and other off-balance sheet risks.
b) A risk control and management model based on different levels, which will include a specialised risk committee when sector regulations so require or the company considers it to be appropriate.
c) The level of risk that the company considers to be acceptable.
d) Measures in place to mitigate the impact of the risks identified in the event that they should materialise.

e) Internal control and information systems to be used in order to control and manage the aforementioned risks, including contingent liabilities or off-balance sheet risks.

Complies

46.That under the direct supervision of the audit committee or, if applicable, of a specialised committee of the Board of Directors, an internal risk control and management function should exist, performed by an internal unit or

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department of the company which is expressly charged with the following responsibilities:
a) Ensuring the proper functioning of risk management and control systems and, in particular, that they adequately identify, manage and quantify all material risks affecting the company.

b) Actively participating in drawing up the risk strategy and in important decisions regarding risk management.

c) Ensuring that the risk management and control systems adequately mitigate risks as defined by the policy laid down by the Board of Directors.
Complies

47.That in designating the members of the nomination and remuneration committee - or of the nomination committee and the remuneration committee if they are separate - care be taken to ensure that they have the knowledge, aptitudes and experience appropriate to the functions that they are called upon to perform and that the majority of said members are independent directors.
Complies

48.That large-cap companies have separate nomination and remuneration committees.
Explain
Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.
The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). The Board also considers that the workload of the Nominating, Compensation and Corporate Governance Committee and, therefore, its members, is reasonable and does not make it advisable, for the time being, to divide it into two separate committees.
Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Sustainability and Quality Committee and the Strategy and Innovation Committee), in addition to the Executive Commission.
In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the reorganization of the Consultative or Committees of the Company, approved by the Board of Directors on April 27, 2016, generating unnecessary inefficiencies and needs for additional allocations.

49.That the nomination committee consult with the chairman of the Board of Directors and the chief executive of the company, especially in relation to matters concerning executive directors.
And that any director be able to ask the nomination committee to consider potential candidates that he or she considers suitable to fill a vacancy on the Board of Directors.
Complies

50.That the remuneration committee exercise its functions independently and that, in addition to the functions assigned to it by law, it should be responsible for the following:
a) Proposing the basic conditions of employment for senior management to the Board of Directors.

b) Verifying compliance with company's remuneration policy.

c) Periodically reviewing the remuneration policy applied to directors and senior managers, including share-based remuneration systems and their application, as well as ensuring that their individual remuneration is proportional to that received by the company's other directors and senior managers.

d) Making sure that potential conflicts of interest do not undermine the independence of external advice given to the board.

e) Verifying the information on remuneration of directors and senior managers contained in the

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various corporate documents, including the annual report on director remuneration.
Complies

51.That the remuneration committee should consult with the chairman and the chief executive of the company, especially in matters relating to executive directors and senior management.
Complies

52.That the rules regarding the composition and workings of the supervision and control committees should appear in the regulations of the Board of Directors and that they should be consistent with those applying to legally mandatory committees in accordance with the foregoing recommendations, including:
a) That they be composed exclusively of non-executive directors, with a majority of independent directors.

b) That their chairpersons be independent directors.

c) That the Board of Directors select members of these committees taking into account their knowledge, skills and experience and the duties of each committee; discuss their proposals and reports; and require them to render account of their activities and of the work performed in the first plenary session of the Board of Directors held after each committee meeting.

d) That the committees be allowed to avail themselves of outside advice when they consider it necessary to perform their duties.

e) That their meetings be recorded and the minutes be made available to all directors.
Explain
1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and in the specific Regulations of each one of them. Likewise, both Committees are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate
Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice, the Committee is composed of three independent Directors, and two with the category of "Other external".
2. The Board of Directors has other Consulting Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Sustainability and Quality Committee, and Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects, and, in particular, the Sustainability and Quality Committee has some of the functions set out in Recommendations 53 and 54 below.
These Committees are expressly regulated in the Regulation of the Board of Directors, although with fewer details with respect to those that are legally mandatory. However, all these non-mandatory committees are, in practice, subject to the operating rules set out in Recommendation 52 c), d) and e).
It has been considered that Committees with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by independent Directors but rather it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them who should sit on these committees. It should also be noted that all Board Committees are composed of a majority of independent Directors.

53.That verification of compliance with the company's policies and rules on environmental, social and corporate governance matters, and with the internal codes of conduct be assigned to one or divided among more than one committee of the Board of Directors, in the exercise of its power of self-organisation, may have decided to create. And that such committee be composed exclusively of non-executive directors, with a majority of these being independent directors, and that the minimum functions indicated in the next recommendation be specifically assigned to it.
Complies

54.The minimum functions referred to in the foregoing recommendation are the following:
a) Monitoring of compliance with the company’s internal codes of conduct and corporate governance rules, and ensuring that the corporate culture is aligned with its purpose and values.

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b) Monitoring the implementation of the general policy on communication of economic and financial information, non-financial and corporate information and communication with shareholders and investors, proxy advisors and other stakeholders. The manner in which the entity communicates and handles relations with small and medium-sized shareholders must also be monitored.

c) The periodic evaluation and review of the company’s corporate governance system, and environmental and social policy, with a view to ensuring that they fulfil their purposes of promoting the interests of society and take account, as appropriate, of the legitimate interests of other stakeholders.

d) Supervision of the company’s environmental and social practices to ensure they are in alignment with the established strategy and policy.

e) Supervision and evaluation of the way in which relations with the various stakeholders are handled.

Complies

55.That environmental and social sustainability policies identify and include at least the following:
a) The principles, commitments, objectives and strategy relating to shareholders, employees, clients, suppliers, social issues, the environment, diversity, tax responsibility, respect for human rights, and the prevention of corruption and other unlawful conducts.

b) Means or systems for monitoring compliance with these policies, their associated risks, and management.

c) Mechanisms for supervising non-financial risk, including that related to ethical aspects and aspects of business conduct.

d) Channels of communication, participation and dialogue with stakeholders.

e) Responsible communication practices that impede the manipulation of data and protect integrity and honour.

Complies

56.That director remuneration be sufficient in order to attract and retain directors who meet the desired professional profile and to adequately compensate them for the dedication, qualifications and responsibility demanded of their posts, while not being so excessive as to compromise the independent judgment of non-executive directors.
Complies

57.That only executive directors should receive remuneration linked to corporate results and personal performance, as well as remuneration in the form of shares, options or rights to shares or instruments referenced to the share price and long-term savings plans such as pension plans, retirement schemes or other provident schemes.
Consideration may be given to delivering shares to non-executive directors as remuneration providing this is conditional upon their holding them until they cease to be directors. The forgoing shall not apply to shares that the director may need to sell in order to meet the costs related to their acquisition.
Complies

58.That as regards variable remuneration, remuneration policies should incorporate the necessary limits and technical safeguards to ensure that such remuneration is in line with the professional performance of its beneficiaries and not based solely on general developments in the markets or in the sector in which the company operates, or other similar circumstances.

And, in particular, that variable remuneration components:

a) Are linked to pre-determined and measurable performance criteria and that such criteria take into account the risk undertaken to achieve a given result.
b) Promote sustainability of the company and include non-financial criteria that are geared towards creating long term value, such as compliance with the company's rules and internal operating procedures and with its risk management and control policies.
c) Are based on balancing the attainment of short-, medium- and long-term objectives, so as to allow remuneration of continuous

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performance over a period of time long enough to be able to assess its contribution to the sustainable creation of value, such that the elements used to measure performance are not associated only with one-off, occasional or extraordinary events.

Complies

59.That the payment of variable remuneration components be subject to sufficient verification that previously established performance or other conditions have been effectively met. Entities must include in their annual report on director remuneration the criteria for the time required and methods used for this verification depending on the nature and characteristics of each variable component.

That, additionally, companies consider the inclusion of a reduction (‘malus’) clause for the deferral of the payment of a portion of variable remuneration components that would imply their total or partial loss if an event were to occur prior to the time of payment date that would make this advisable.

Complies

60.That remuneration related to company results should take into account any reservations that might appear in the external auditor’s report and that would diminish said results.

Complies

61.That a material portion of executive directors' variable remuneration be linked to the delivery of shares or financial instruments referenced to the share price.

Complies

62.That once share or options or financial instruments have been allocated under remuneration schemes, executive directors be prohibited from transferring ownership or exercising options or rights until a term of at least three years has elapsed.

An exception is made in cases where the director has, at the time of the transfer or exercise of options or rights, a net economic exposure to changes in the share price for a market value equivalent to at least twice the amount of his or her fixed annual remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to the shares that the director may need to sell in order to meet the costs related to their acquisition or, following a favourable assessment by the nomination and remuneration committee, to deal with such extraordinary situations as may arise and so require.

Complies
63.That contractual arrangements should include a clause allowing the company to demand reimbursement of the variable remuneration components in the event that payment was not in accordance with the performance conditions or when payment was made based on data subsequently shown to have been inaccurate.

Partially complies
The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.That payments for contract termination should not exceed an amount equivalent to two years of total annual remuneration and should not be paid until the company has been able to verify that the director has fulfilled all previously established criteria or conditions for payment.

For the purposes of this recommendation, payments for contractual termination will be considered to include any payments the accrual of which arises as a consequence of or on the occasion of the termination of the contractual

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relationship between the director and the company, including amounts not previously vested of long-term savings schemes and amounts paid by virtue of post-contractual non-competition agreements.

Explain
With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of their previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Every annual payment includes the last fixed remuneration and the arithmetic average of the last two variable annual remuneration received according to contract.

Indicate whether any director voted against or abstained from approving this report.
No.
I declare that the details included in this statistical annex coincide and are consistent with the descriptions and details included in the annual corporate governance report published by the company.

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4.9.3. Further information of interest
1. If there is any aspect regarding corporate governance in the company or other companies in the group that have not been included in other sections of this report, but which are necessary in order to obtain a more complete and comprehensible picture of the structure and governance practices in the company or group, describe them briefly below.
--
2. This section may also be used to provide any other information, explanation or clarification relating to previous sections of the report, so long as it is relevant and not redundant.
Specifically, state whether the company is subject to any corporate governance legislation other than that prevailing in Spain and, if so, include any information required under this legislation that differs from the data requested in this report.
3. The company may also state whether it voluntarily complies with other ethical or best practice codes, whether international, sector-based, or other. In such a case, name the code in question and the date the company began following it. It should be specifically mentioned that the company adheres to the Code of Good Tax Practices of 20 July, 2010.
- Note 1 to Section 4.2.2. of Annual Corporate Governance Report and Section A.2. of Annual Corporate Governance Report Statistical Annex
In accordance with the last submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on March 31, 2020, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:
1.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited, BlackRock Lux Finco S.a.r.l., BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.
2.- BlackRock, Inc., Trident Merger, LLC, BlackRock Investment Management, LLC.
3.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited.
4.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.
5.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock International Limited.
6.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Institutional Trust Company, National Association.
7.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.
8.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc.
9.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.
10.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.
11.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., Blackrock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.
12.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Capital Holdings, Inc., BlackRock Advisors, LLC.
13.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited,

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BlackRock Finance Europe Limited, BlackRock Advisors (UK) Limited.
14.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.
15.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock (Netherlands) B.V.
- Note 2 to Section A.3 of Annual Corporate Governance Report Statistical Annex
In those cases where the total percentage of voting rights does not coincide with the sum of direct and indirect shareholdings, this is due to the rounding of decimals.

The total percentage of voting rights represented on the Board of Directors (9.82%) is the result of adding the total percentage of voting rights held by members of the Board of Directors (0.34%) and the total percentage of voting rights of the Company's significant shareholders represented on the Board of Directors: Banco Bilbao Vizcaya Argentaria, S.A. (4.99%), represented on the Board of Directors by the Proprietary Director Mr. José María Abril Pérez, and CaixaBank, S.A. (4.49%), represented on the Board of Directors by the Proprietary Director Mr. Isidro Fainé Casas.

- Note 3 to Section C.1.11 of Annual Corporate Governance Report Statistical Annex
Mr. Peter Erskine resigned as a member of the Supervisory Board of Telefónica Deutschland Holding AG with effect from December 31, 2021.

In addition, other positions held by the Company's Directors (other than those requested in section C.1.11) are listed below:

Mr. José María Álvarez-Pallete López is a member of the Advisory Board of SEAT, S.A., Chairman of the GSMA Association (since February 2022), Chairman of Telefónica Foundation (since February 2022), Trustee of Profuturo Foundation and member of Board of Trustees of ”la Caixa” Banking Foundation (since February 2022).

Mr. Isidro Fainé Casas is Honorary Chairman of Naturgy Energy Group, S.A., Special Advisor to the Board of the Bank of East Asia Limited, member of the Board of Trustees of the Museo Nacional del Prado and member of the Board of Trustees of the Carlos Slim Foundation.

Mr. José Javier Echenique Landiríbar is a Trustee of the Novia Salcedo Foundation, Advisor of the Deusto Business School and member of the Basque Businessmen Circle.
Mr. Ángel Vilá Boix is a Trustee of Telefónica Foundation and Member of the Advisory Boards of Telefónica España and Telefónica Tech.

Mr. Juan Ignacio Cirac Sasturain is Co-Director of the Centre for Quantum Sciences and Technologies Munich, Director of the International Max-Planck School of Quantum Sciences and Technologies, Universal Honorary Professor of Technology Munich, and Member of the Advisory Board of Telefónica Tech.

Mr. Peter Erskine is Chairman of the BRAINSTORM Charity.

Ms. Carmen García de Andrés is President of the Tomillo Foundation, member of the Board of Trustees of the Youth Business Spain Foundation, Member of the Board of Directors of the Spanish Association of Foundations (AEF), member of the Board of Trustees of the Fundación Secretariado Gitano, member of the Board of Trustees of the Xavier de Salas Foundation, member of the Board of the collective initiative Juntos por el Empleo de los más desfavorecidos (Together for the Employment of the most disadvantaged), and Co-Founder and member of the Board of Trustees of the Fundación Aprendiendo a Ser.

D. Peter Löscher is Emeritus Member of the Advisory Council of the Singapore Economic Development Board, Member of the International Advisory Board of Bocconi University and Honorary Professor at Tongji University (Shanghai).

Ms. Verónica Pascual Boé is Member of the Advisory Board of Telefónica Tech.

Mr. Francisco José Riberas Mera is Chairman of Sernauto (Association of Automotive Suppliers), Chairman of the Spain-China Advisory Council Foundation and Chairman of the Endeavor Foundation in Spain.

Ms. Claudia Sender Ramírez is Member of the Advisory Board of Telefónica Tech.

- Note 4 to Section C.1.14 of Annual Corporate Governance Report Statistical Annex

The total remuneration of Senior Management includes the amount corresponding to the gross shares that the Senior Executives of the Company are entitled to receive at the end of the Second Cycle (2019-2022) of the Performance Share Plan.

- Note 5 to Section D.2 of Annual Corporate Governance Report Statistical Annex

See complementary information in Note 11 ("Related Parties") to Telefónica, S.A.'s 2021 Consolidated Financial Statements.
- Note 6 to Section D.5 of Annual Corporate Governance Report Statistical Annex
There are no significant operations due to their amount or relevant due to their subject matter carried out by Telefónica, S.A. or its subsidiaries with Grupo Telefónica Factoring and Adquira España, S.A. This information is

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included in Note 10 (Associates and joint ventures) and in Note 11 (Related parties) of the Consolidated Annual Accounts of Telefónica, S.A. corresponding to fiscal year 2021.
- Note 7 to Section G of Annual Corporate Governance Report Statistical Annex
It is noted that Recommendations 2, 10, 11, 19, 20, 23, and 28 have been indicated as not applicable as the situation referred to in these Recommendations has not been verified during the 2021 financial year.
- Note 8: Detail any material agreements entered into by the company that come into force, are modified or are terminated in the event of a change in control of the company following a public takeover bid, and their effects.
1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI's stake is 40%. This arrangement was completed on August 2, 2013.
Telefónica and CMI also entered into a Shareholders' Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI's market value calculated by an independent expert.
For the purposes of the Shareholders' Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, "control" shall be as specified in the International Financial Reporting Standards (IFRS).
2. - Financing agreements:
On January 15, 2018, Telefónica, S.A., as borrower, and a group of credit entities, as lenders, with National Westminster Bank plc as the agent bank, entered into a syndicated loan amounting up to EUR 5,500 million.

On January 13, 2022, Telefónica, S.A. executed an amendment to the referred syndicated facility agreement with several domestic and international financial entities for a maximum aggregate amount of five thousand and five hundred (5,500) million euros, linked to sustainability objectives: greenhouse gas emissions reduction and increase of women in executive positions.

Likewise, on December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal in Spain, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.

As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.

The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtain a majority of the voting rights, have the power to appoint a majority of the members of the management body, or have control over the financial and operating policies of the company.

_____________________
Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum -a body in which major Spanish companies and the Spanish tax authorities participate-, and complies with the content of the same.
Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.
This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 23, 2022.

Indicate whether any Directors voted against or abstained from voting on the approval of this report.
No

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Chapter 5:

Annual Report on Remuneration of the Directors

5.1. Annual Report on Remuneration

5.2. IAR Statistical Annex

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5.1. Annual Report on Remuneration GRI 102-37
Introduction to the report
This section and section 5.2. below constitute the Annual Report on Remuneration for the Directors of Telefónica, S.A. (hereinafter referred to as “Telefónica” or the “Company”), which must be drawn up and submitted to an advisory ballot at the General Shareholders’ Meeting. Pursuant to the provisions in Act 5 of 12 April 2021 amending the redrafted text of the Corporate Enterprises Act, this report forms part of the Company's Management Report. This report will remain accessible on the websites of the Company and the Spanish National Securities Market Commission (CNMV) for the legally stipulated term.
This report is essentially composed of two sections:
•First, a summary of our Directors' Remuneration Policy (hereinafter referred to as the “Remuneration Policy”) applicable in 2022, which was approved with 88.97% of the votes cast at the Company's General Shareholders' Meeting held on 23 April 2021, and which will remain in force until 31 December 2023 (this Policy can be accessed at the following link: https://www.telefonica.com/en/wp-content/uploads/sites/5/2021/10/remunerations-policy-directors-telefonica.pdf).
It should be noted that Telefónica pre-empted the new requirements set out in Act 5 of 12 April 2021 amending the redrafted text of the Spanish Corporate Enterprises Act, and that the aforementioned Remuneration Policy already includes the new provisions introduced in Article 529 Novodecies of such Act, which relate to the content and procedure for the approval of the directors' remuneration policy. Therefore, there will be no need for the approval of a new policy at the next General Shareholders' Meeting.
•Secondly, it provides a description of how the Directors' Remuneration Policy has been applied throughout 2021. Two remuneration policies were applicable in this financial year:
◦From 1 January to 22 April, the directors' remuneration policy approved at the Company's General Shareholders' Meeting held on 8 June 2018, with 88.45% of the votes cast (this Policy can be accessed at the following link: https://www.telefonica.com/es/wp-content/uploads/sites/4/2021/08/politica-remuneracionesconsejeros-2018.pdf).
◦From 23 April to 31 December, the Remuneration Policy approved on 23 April 2021. Section 03.2 of the aforementioned Policy outlines the main changes introduced, which were limited to the remuneration of Executive Directors.

Provided below is the background against which certain remuneration-related decisions have been made, in particular the extraordinary corporate transactions that have been performed or carried out in 2021 and which have been considered by the Nominating, Compensation and Corporate Governance Committee, when applying the Remuneration Policy.
Telefónica's results in 2021
The strength of Telefónica's performance in 2021 signalled a turning point in its transition to sustainable and profitable growth. Since the second quarter of the year, Telefónica has returned to solid organic year-on-year growth in terms of turnover and OIBDA and has taken two of the most significant steps in its long-term strategy with the creation of the VMED O2 joint venture and the sale of the Telxius telecommunications' towers division.
The VMED O2 joint venture has further strengthened the Telefónica Group's presence in one of its key markets through its exposure to the UK's largest converged operator, complementing its leadership position in Spain, Brazil and Germany. Combined with the sale of towers in Europe and Latin America, this contributed to a net profit of EUR 8.1 billion in 2021 (five times the net profit in 2021), while also bringing down net financial debt by a further EUR 9.2 billion or 26.1% year-on-year to EUR 26 billion and strengthening the balance sheet with a significant increase in equity attributable to Telefónica shareholders, which doubled compared to December 2020.
Simultaneously, there has been further investment in long-term growth and profitability, with CapEx from growth in the next generation networks accounting for roughly 45% of total CapEx (excluding spectrum) in 2021. The focus on lowering capital intensity and increasing operational efficiency and digitalisation has made it possible to deliver this increased investment together with solid free cash flow generation of €3.8 billion, excluding spectrum payments, 25% year-on-year affected by the deconsolidation of the Telxius and T. UK towers, and by the recovery of pre-COVID-19 investment levels.
The foregoing has meant that Telefónica has had its best year on the stock market since 2009 with a share price increase of close to 18.7% and a Total Shareholder Return (hereinafter referred to as “TSR”) of 29.6%. The Company's total increase in 2021 has outperformed the Ibex 35 (7.9%) and its TSR (10.5%). It has also outperformed the share price rise of 11.8% and the RTA (16.5%) of the European telecommunications sector in 2021.

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Extraordinary corporate transactions in 2021
Throughout 2021, Telefónica announced, carried out or completed some of the most important corporate transactions in the history of the Telefónica Group, which will allow it to continue to gain strategic and financial flexibility. These transactions notably include the following:
•As outlined above, in the UK, an agreement was reached with Liberty Global to combine O2 and Virgin Media to form a company owned 50/50 by the two companies (VMED O2).
•The sale of the telecommunications tower division of the subsidiary Telxius to American Tower Corporation was completed (roughly 34,000 sites in Spain, Germany, Brazil, Peru, Chile and Argentina).
•In Brazil, Telefónica won the auction of Oi's mobile assets together with partners TIM Brasil and Claro.
•In Germany, a vehicle (UGG) jointly owned by Telefónica Infra and Allianz has been created for the deployment of 50,000 km of fibre to cover more than two million households in rural and semi-rural areas with less than 10,000 inhabitants.
•In Hispanic America, the Costa Rica and El Salvador operator has been sold.
These transactions, most of which were completed in 2021, have helped generate around €9.5 billion to bring down the group's net financial debt, a reduction of 27% compared to December 2020, and to pursue new opportunities for growth.
Remuneration accrued in 2021 by the Executive Directors
The impact on the variable remuneration components was as follows:
•Short-Term Variable Remuneration: The relative metrics and weights determined for 2021 were OIBDA (30%), Operative Income (30%), Free Cash Flow (20%) and non-financial targets - ESG (20%).
Bearing in mind the foregoing, the weighted payment coefficient has risen to 85% of the maximum amount. This percentage is mainly explained by the fact that the degree of achievement of the financial objectives as a whole was above 100%. In addition, the degree of achievement of the non-financial - ESG objectives as a whole has also exceeded the target levels.
•Long-Term Variable Remuneration: The performance period for the second cycle (2019-2022) of the 2018-2023 Long Term Incentive Plan ended on 31 December 2021. 50% of the incentive was subject to the relative TSR and 50% to the Free Cash Flow generated in each of the years in the performance period. No amount whatsoever was accrued regarding the relative TSR due to the behaviour of Telefónica’s shares related to the comparison group, notwithstanding the improved performance of the stock. However, the Free Cash Flow target has been achieved. The incentive shall be paid during March 2022.
Taking into account the Telefónica’s share price as at 31 December 2021, the economic value of the incentive to be received in shares by the Executive Directors would be limited to approximately 25% of the incentive originally awarded.
•Extraordinary Variable Remuneration: The Directors' Remuneration Policy approved at the last General Shareholders' Meeting in 2021 gives the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, would be authorised to decide to grant extraordinary remuneration to Executive Directors and other Senior Executives of the Company as a recognition of the effort and special dedication in relation to the achievement of certain strategic milestones and the execution of certain corporate transactions of exceptional relevance, considering criteria such as the extraordinary effort of the Executive Directors in corporate transactions of high relevance, complexity and singularity, which generate significant value for the Company's shareholders and/or an economic benefit or a significant increase in equity, and the extraordinary performance of the business that allows the Company's strategic milestones to be achieved.
Following an in-depth review of the design and execution process of the aforementioned extraordinary corporate transactions, which also had a very significant impact on the Company's financial statements, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the allotment of an extraordinary cash remuneration to the Executive Chairman and the Chief Operating Officer, whose efforts and dedication were crucial to the development of the business and the success of the corporate transactions. Specifically, the amount of this Extraordinary Variable Remuneration amounted to one year of its Fixed Remuneration. This amount is within the limits established by the Remuneration Policy, both in absolute terms and in relation to the maximum amount of total remuneration to be allocated to executive directors. Section 5.1.6.D of the report sets out in detail the criteria taken into account by the Board of Directors in awarding such remuneration.
The sections below set out all the information on the applicable guidelines for the Directors' remuneration, along with a breakdown of the remuneration for the 2021 financial year and forecasts for the 2022 financial year.
5.1.1. Principles of the Remuneration Policy
At the General Shareholders' Meeting held on 23 April 2021 Telefónica submitted the Remuneration Policy, which will remain in force until 31 December 2023. The Remuneration Policy maintains the essential principles applied in the previous financial years and was approved

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by the General Shareholders’ Meeting with 88.97% of the votes cast.
The main focus of Telefónica’s remunerative strategy is to attract, retain and motivate professionals of the Company, enabling it to achieve its strategic targets within the highly competitive and globalised setting in which it performs its business, by applying the most appropriate measures and practices for such purpose.
Based on the foregoing, the principles of the Remuneration Policy are the following:

		Executive Directors	Non-Executive Directors
Value creation	Alignment with the shareholders’ interests and the aim of sustainably creating value over time.	•
Pay for Performance
A significant part of the total remuneration for Executive Directors is variable and receiving it is subject to achieving financial, business, value creation and ESG targets that are predetermined, specific, quantifiable, and aligned with the Company’s corporate plan.
•
Flexibility	The variable remuneration is not guaranteed and is sufficiently flexible so that there is a possibility of not paying this component.	•
Competitiveness	In order to ensure the Company has the best professionals on board, the remuneration package must be competitive, both in its structure and its overall amount, with respect to other comparable companies at an international level.	•	•
Good Governance	When determining the remuneration for the Directors, the Company takes into consideration the developments taking place in regulations, best practices and national and international recommendations and trends related to the remuneration of Directors of companies listed on the stock market.	•	•
Fair Pay	The professional value, experience, time spent and responsibility of each director is sufficiently remunerated, ensuring that the remuneration policies and practices guarantee there is no discrimination for any reason (among others, due to gender, age, culture, religion and/or race).	•	•
Suitability	The amounts are sufficient to remunerate the qualifications, time spent and responsibility of the Directors, guaranteeing their required loyalty and allegiance to the Company, without compromising the independence of the Non-Executive Directors.		•
Transparency	The level of transparency in relation to remuneration is in line with the best corporate governance practices in order to create trust among all the stakeholders, including shareholders and investors.	•	•
In addition, in order to determine the remuneration terms and conditions for the Executive Directors, the remuneration scheme applicable to the Company’s employees has been taken into account, as follows:
Specifically the following:
•The Remuneration Policy for the Executive Directors is aligned with the policy for the other employees and shares the same principles and criteria for action.
•In addition, the elements included in the Directors’ remuneration for their executive duties are aligned with the components included in Telefónica’s executive group remuneration package.
Notwithstanding the foregoing, as detailed in the following section 5.1.5, it is planned to propose for the decision of the next General Shareholders’ Meeting, a new Remuneration Policy that is along the same lines that the current, even though some new items have been added to develop certain components and issues that have been considered appropriate regarding corporate governance and remuneration trends. However, these new items have no impact on the aforementioned principles. The new Remuneration Policy, provided that it is approved at the General Shareholders’ Meeting, will come into force since the date that such meeting is held.

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5.1.2. What we do
Executive Directors
•Linking the payment of the remuneration to the Company’s results (“pay for performance”).
•The weighting of the financial metrics to which the Short-Term Variable Remuneration is linked represents at least 80%.
•The remuneration is aligned with the interests of all the shareholders and society as a whole, since a part of the variable remuneration is linked to sustainability (ESG31) objectives.
•Long-Term Incentive Plans:
–A minimum performance period of three years for measurement of the objectives.
–Delivery in shares.
–Linked to metrics aligned with Telefónica’s long-term strategic objectives, sustainability (ESG) objectives included.
–Holding 100% of the awarded shares for a term of two years. This term is extended to 3 years extension in case of non-compliance with the permanent shareholding commitment.
•Standard malus and clawback clauses, which are applied to any variable remuneration component.
•Requirement to permanently hold shares for a value equivalent to twice the fixed remuneration.
•Consideration of the quality of the results in the long-term and any associated risk in the evaluation process of variable remuneration.
•Recurrent external advice for the purpose of considering market practices as an additional factor to be taken into account in the process of adopting decisions on the Remuneration Policy’s design.
•No guaranteed variable remuneration.
•Non-discrimination for any reason is guaranteed regarding remuneration (among others gender, age, culture, religion or race). Telefónica’s staff are remunerated based on their professional merit, skills, experience, time spent and the responsibility they undertake.
Non-Executive Directors
•Remuneration is determined in accordance with the responsibilities and duties undertaken by each Director but without compromising the members’ independence.
•The Non-Executive Directors are not included in the remuneration formulae or systems linked to the individual or Company’s performance.
•The Non-Executive Directors are not paid in shares, options, stock options or any share-linked instruments.
•The Non-Executive Directors do not participate in any long-term savings systems, such as retirement plans, pension plans and any other welfare systems.

5.1.3.The Remuneration Policy of Telefónica applicable in 2022 GRI 102-35, 102-36
Telefónica regularly conducts a reflection process of the Remuneration Policy in force, in which it considers both internal and external factors:
•Internal factors: The short- and long-term targets set, the results obtained by the Group, the link to the Strategic Plan and to sustainability, as well as their alignment with the Company's general employee remuneration policy.
•External factors: The recommendations received in the involvement process that Telefónica regularly conducts with investors, shareholders and proxy advisors, market practices of relevant companies for Telefónica due to being competitors or because of their business or talent and companies considered high performers and general corporate governance recommendations at an international level.
Upon completion of this analysis, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, submitted the current Remuneration Policy for approval at the General Shareholders' Meeting in 2021, effective from the date of the Meeting (23 April 2021) and shall remain in force until 31 December 2023, notwithstanding any adaptations or updates that may be made by the Board of Directors in accordance with the provisions therein, and any amendments that may be approved by the General Shareholders' Meeting of Telefónica at the time.
5.1.4. The Executive Directors’ remuneration in 2022 GRI 102-35, 102-36
As specified above, on the date of this Report, the Executive Directors of Telefónica, S.A. are Mr. José María Álvarez-Pallete López, Executive Chairman, and Mr. Ángel Vilá Boix, Chief Operating Officer/COO.
Pay for performance and pay mix
The remunerative system for Telefónica’s Executive Directors is characterised by its competitiveness and high demands. The variable remuneration, which is designed to incentivise achievement of the company’s short- and long-term targets, is one of the fundamental pillars of this system.
31 Environmental, Social and Governance

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In this respect, Telefónica’s long-term strategy is based on the following three basic pillars, which are linked to the variable remuneration of Telefónica’s whole human team:
i.Growth, in the form of Operative Revenue and Total Shareholders Return;
ii.Efficiency, through improving the OIBDA, generating Free Cash Flow and efficient consumption of natural resources or the circular economy;
iii.Trust. Telefónica is a company that is fully committed to sustainability. For such purpose, factors such as customer trust, society trust, gender equality or the contribution to the reduction of climate change are weighted.
Therefore, receiving both Short-Term and Long-Term Variable Remuneration are linked to achieving certain financial and business operational and sustainability (ESG) objectives.
All the objectives are predetermined, specific, quantifiable and aligned with Telefónica’s strategic goals, strictly determined and assessed by the Nominating, Compensation and Corporate Governance Committee, which monitors them, so that their alignment with Telefónica’s social interests is ensured.
Executive Directors have a variable remuneration scheme that is fully flexible, which includes a minimum threshold below which no incentive is payable. The short- and long-term variable remuneration percentage may become relevant if the maximum level is achieved. In any case, such percentage of their total remuneration (considering, for such purpose, the sum of the Fixed Remuneration, Short-Term Variable Remuneration and the annualised long-term incentive) may not exceed 85%.
The pay mix for Telefónica’s Executive Directors is shown below, bearing in mind a situation in which the stipulated targets are achieved:

Executive Directors' remuneration structure for 2022
At Telefónica, results-based remuneration has a significant weighting in total remuneration (remuneration structure for 100% or target level achievement of targets)

Executive Chairman	21%	37%	42%

Chief Operating Officer	23%	35%	42%

Fixed Remuneration	Short-Term Variable Remuneration	Long-Term Variable Remuneration*

*The remuneration mix is shown in accordance with an allocation equivalent to 200% of the Fixed Remuneration for the Executive Chairman and 180% for the Chief Operating Officer. For such purpose, remuneration in kind, contributions to pension plans for Telefónica employees, contributions to the retirement plan for executives and possible extraordinary remuneration have not been taken into account.

	Type of objective	Metric	Weighting
Short-Term Variable Remuneration	Operating and financial objectives (80%)	OIBDA	30%
		Operating Revenue	30%
		Free Cash Flow	20%
	Sustainability - ESG Objectives (20%)	NPS	5%
		NPS GAP	4%
		Climate Change - GHG Emissions	5%
		Gender Equality - % of women in executive positions	3%
		Society Trust - REP Trak	3%

Long-Term Variable Remuneration	Shareholders' value creation and financial objectives (90%)	Relative TSR*	50%
		Free Cash Flow	40%
	Sustainability - ESG Objectives (10%)	Neutralisation of CO2 Emissions	10%
*The peer group consists of companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica.

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Components of the remuneration package in 2022:

The elements included in the remuneration package for executive directors for the performance of their executive duties are similar to those of the 2021 financial year:
A. FIXED REMUNERATION
Purpose:
Suitable compensation for performing their executive duties according to the level of responsibility, leadership and performance within the organisation, promoting the retention of key staff and attracting top talent and creating sufficient economic independence to balance the significance of other remunerative items.
Amount:
No increases in the Executive Directors’ fixed remuneration are expected during 2022.
Executive Chairman: €1,923,100.
This remuneration is the same as the amount paid since 2013 and it was determined for his position as Chief Operating Officer and remained the same after his appointment as Chairman in 2016. This remuneration is 13.8% lower than the one determined for the position of Executive Chairman prior to his appointment as such.
Chief Operating Officer: €1,600,000.
This remuneration is the same as the amount paid when Mr. Vilá was appointed as a Chief Operating Officer of the company on 26 July 2017.
Functioning:
The annual gross fixed remuneration is paid on a monthly basis in cash. This remuneration is determined by the Board of Directors according to a proposal made by the Nominating, Compensation and Corporate Governance Committee.
This remuneration may be adjusted every year depending on the criteria approved from time to time by the Nominating, Compensation and Corporate Governance Committee. The maximum increase for the term of the Policy may not exceed 10% of the gross annual salary on an annualised basis. In certain situations, such as the achievement of extraordinary results by the Telefónica Group, a change in the size and complexity of the business, a change in responsibility, development in the position and/or special retention and motivation needs, the Nominating, Compensation and Corporate Governance Committee may decide to apply higher increases. The underlying reasons will be explained in the relevant Annual Report on the Directors’ Remuneration.

B. SHORT-TERM VARIABLE REMUNERATION
Purpose:
To reward the achievement of a combination of financial objectives, business transactions and ESG targets that are pre-determined, specific, quantifiable and aligned with the social interest and Telefónica’s strategic objectives.
Amount:
Target Amount (this is reached when 100% of the pre-determined targets have been achieved):
i.The Executive Chairman: 180% of the Fixed Remuneration.
ii.Chief Operating Officer: 150% of the Fixed Remuneration.
Maximum Amount (this is reached when the pre-determined targets are achieved at the maximum level):
i.Executive Chairman: 233.10% of the Fixed Remuneration (129.5% of the target).
ii.Chief Operating Officer: 194.25% of the Fixed Remuneration (129.5% of the target).
The target and maximum amounts are the same as in 2018, as set out in the 2021 Remuneration Policy.
Metrics:
For the financial year 2022, the Nominating, Compensation and Corporate Governance Committee has reviewed the objectives, metrics and performance scales to be applied in order to ensure fulfilment of the Telefónica Group’s Strategic Plan. As a result, the Board of Directors has selected the quantifiable and measurable metrics that best reflect the Telefónica Group’s value creation levers, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee:
•80% of the objectives are operational and financial:
◦30% of the objectives are linked to the OIBDA, which reflects both the Group’s growth and development in operational execution.
◦30% of the objectives are linked to the Operative Income, which enables the Telefónica Group’s growth to be measured.
◦20% of the objectives is linked to the Free Cash Flow, which is key to meeting the Company's financial commitments.
•The remaining 20% is linked to sustainability (ESG) objectives, aligned with the company’s Strategic Plan:

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◦9% of the objectives is linked to Customer Trust, not only related to Telefónica but also in relative terms compared with our competitors:
◦NPS (5%).
◦NPS GAP (4%).
◦ 11% of the objectives is linked to other sustainability (ESG) targets:
◦Climate Change (GHG Emissions - 5%).
◦Gender Equality - % of Women in executive positions (3%).
◦Society’s Trust (REP Trak - 3%).
Functioning:
The aforementioned objectives are approved by the Board of Directors at the beginning of each financial year, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee. The maximum level of the Short-Term Variable Remuneration target in 2022 remains at 129.5% in the case of the maximum achievement of the pre-determined targets.
For the purpose of calculating the payment coefficient obtained for each level of target achievement, a performance scale is determined for each metric, which includes a minimum threshold below which no incentive is paid. In case of 100% achievement of the targets set, the target Short-Term Variable Remuneration will be paid and, in case of maximum achievement of the targets the maximum Short-Term Variable Remuneration will be received.
Information in greater detail is provided below about the scales for achieving each of the targets and how the stipulated maximum is achieved:

Metrics	Weighting (%)	Payments levels (% of target)			% of maximum weighted payment
		Min.	Target	Max.
Financial Objectives (80%)
OIBDA	30%	50%	100%	140%	42.00%
Operating Revenue	30%	50%	100%	125%	37.50%
Free Cash Flow	20%	50%	100%	125%	25.00%
ESG Objectives (20%)
NPS	5%	50%	100%	125%	6.25%
NPS GAP	4%	50%	100%	125%	5.00%
Climate Change - GHG Emissions	5%	50%	100%	125%	6.25%
Gender Equality - % of women in executive positions	3%	50%	100%	125%	3.75%
Society’s Trust - REP Trak	3%	50%	100%	125%	3.75%
	100%				129.50%
In order to calculate the amount of the Short-Term Variable Remuneration, the Nominating, Compensation and Corporate Governance Committee firstly considers the level of achievement and weighting of each target on an individual basis and then the overall level of achievement of the objectives as a whole. For such purpose, it applies the internal objective assessment rules and procedures set out by the Company for its executives. When conducting this assessment, the Nominating, Compensation and Corporate Governance Committee is supported by the Audit and Supervisory Committee, which provides information about the results audited by the company’s external auditor (PRICEWATERHOUSECOOPERS AUDITORES, S.L.) and by the internal audit. The Committee also considers any associated risk for both setting the targets and assessing their achievement.
In this respect, any positive or negative economic effects caused by extraordinary events that could distort the findings of the assessment are disregarded and the long-term quality of the results and any associated risk are considered in the proposed Short-Term Variable Remuneration.
The Short-Term Variable Remuneration is fully paid in cash providing the targets set for this purpose have been achieved. This remuneration will not be paid until the Nominating, Compensation and Corporate Governance Committee and the Audit and Supervisory Committee have carried out the actions described above in the first quarter of the following year.
Moreover, the Nominating, Compensation and Corporate Governance Committee is authorised make a proposal to the Board of Directors to fully or partially cancel payment of the short-term variable remuneration if certain unforeseen circumstances arise, as described in this Report, as well as its partial or full clawback within twenty-four (24) months after the payment thereof.

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C. LONG-TERM VARIABLE REMUNERATION
Purpose:
To increase the Executive Directors’ and management team’s commitment to the company and its Strategic Plan, linking their remuneration to creating value for the shareholders and sustainable achievement of the strategic targets, so that they are in line with the best remuneration practices. In turn, by means of its Long-Term Incentive Plan, the company also aims at offering a competitive remuneration package that contributes to retaining the managers who hold key positions in the organisation.
Description:
A new Long-Term Incentive Plan 2021-2026 was approved by the General Shareholders’ Meeting held in 2021, consisting of payment with Telefónica, S.A.’s shares. The Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A., who meet the requirements stipulated for such purpose from time to time, are invited to take part in such Plan.
The total term of the Plan is five (5) years divided into three (3) cycles, which are independent from each other, of three (3) years each (in other words, by delivering the shares corresponding to each cycle once three years have elapsed counted from the start of each cycle).
1.The first cycle 2021-2024: The target measurement period began on 1 January 2021 and will end on 31 December 2023. If the targets are achieved, the shares will be settled in 2024, once the annual accounts for the financial year 2023 have been drawn up and audited. The number of shares granted represented, at their grant value, 200% of the Fixed Remuneration for the Executive Chairman and 180% of the Fixed Remuneration for the Chief Operating Officer.
2.The second cycle 2022-2025: The performance period began on 1 January 2022 and will end on 31 December 2024. If the targets are achieved, the shares will be settled in 2025, once the annual accounts for the year 2024 have been drawn up and audited.
The number of shares granted represented, at their assignment value, 200% of the Fixed Remuneration for the Executive Chairman and 180% of the Fixed Remuneration for the Chief Operating Officer.
3.The third and last cycle 2023-2026: The performance period will begin on 1 January 2023 and will end on 31 December 2025. If the targets are achieved, the shares will be settled in 2026, once the annual accounts for the year 2025 have been drawn up and audited. The assignment of the actions of this third cycle will take place in 2023.
Moreover, the performance period for the third cycle of the Long-Term Incentive Plan 2018-2023 will remain in force in 2022, as approved at the General Shareholders’ Meeting in 2018, to determine, when appropriate, the shares that the members will eventually receive. The features and terms of this Plan can be seen in the Annual
Remuneration Reports for the financial years 2019 and 2020.
Metrics and functioning of the second cycle of the Long-Term Incentive Plan 2021-2026:
The metrics determined for the Second Cycle of the Long-Term Incentive Plan 2021-2026 are the Relative TSR (50%), Free Cash Flow (40%) and Neutralisation of CO2 Emissions (10%).

Metrics	Weighting (%)	Company results	Incentive to be accrued (%)
Relative TSR[1]	50%	75th percentile or above	100%
		Median	30%
		Below median	0%
Free Cash Flow	40%	100% achievement	100%
		90% achievement	50%
		Lower than 90% achievement	0%
Neutralisation of CO2 emissions to achieve net zero emissions in 2025[2]	10%	100% achievement	100%
		90% achievement	50%
		Lower than 90% achievement	0%
[1]Comparison group: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke, KPN, TIM Brasil, Proximus, Millicom, Liberty Global.
2In addition, in order for the incentive to be paid, a minimum level of emission reductions must be achieved.

Each of these metrics is explained below:

Relative TSR (50%)
Definition: Share profitability taking into account the sum of the cumulative variation of Telefónica’s share value, plus the dividends and other similar items received by shareholders during the cycle in question.
Determining the level of achievement: The evolution of TSR from Telefónica’s shares is measured from the beginning of the cycle (2022) until the end of such cycle (2024), in relation to the TSR from other companies pertaining to the telecommunication sector, weighted depending on their relevance to Telefónica S.A. that, for the purpose of the Plan, will be used as the comparison group. The companies included in the comparison group are the following: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke KPN, TIM Brasil, Proximus, Millicom y Liberty Global.
Performance Scale: The number of shares to be delivered associated with the achievement of this target will be between 15% of the number of theoretical shares granted, in the case the evolution of the TSR of Telefónica S.A.’s shares is, at least, the median of the Comparison Group (below this threshold no incentive will be payable) and 50% if the evolution is in the third or higher quartile of the comparison group. The percentage by linear

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interpolation is calculated for those that are between the median and the third quartile.

Free Cash Flow (40%)
Definition: Free cash flow generation (FCF).
Determining the level of achievement: The level of FCF generated by the Telefónica Group is measured during each year, in comparison with the value set in the budgets approved by the Board of Directors for each year, considering the final level of achievement of FCF, the average of the annual partial results obtained and approved by the Nominating, Compensation and Corporate Governance Committee.
Performance Scale: For each cycle, the Board of Directors, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, determines a performance scale that includes a minimum threshold of 90% achievement, below which no incentive is paid and the achievement of which implies 20% of the theoretical shares assigned being provided, and a maximum level of 100% achievement, which implies 40% of the theoretical shares granted being settled.

Neutralisation of CO2 Emissions (10%)
Definition: Neutralisation of the Telefónica Group's CO2 emissions level by 31 December 2024, with the additional requirement for the incentive to be paid being to achieve a minimum level of scope 1 + 2 emissions reduction, in line with the 1.5 ºC scenario of the Paris Agreement (SBTi) and with the Company's target of net zero emissions by 2025 in its main markets for scopes 1 + 2.
Emissions neutralisation refers to the purchase of carbon credits to absorb CO2 from the atmosphere. To become a net zero company, CO2 emissions must be reduced (scopes 1+2) in line with the 1.5 ºC scenario and all remaining emissions, i.e. those that could not be avoided, must be neutralised.
Carbon credits involve the purchase of CO2 certificates on the voluntary market. These credits are generated from projects that absorb CO2 from the atmosphere, which must be certified to international standards of the highest quality and where possible have social benefits associated with them. This is verified on an annual basis by an external auditor.
Scope 1 and 2 emissions consist of direct and indirect CO2 emissions from daily activity caused by fuel consumption, leakage of refrigerant gases and electricity use.
Determining the level of achievement: Net emissions are calculated as the difference between Scope 1+2 emissions and the purchase of carbon credits.
The level of direct and indirect CO2 emissions from Telefónica's daily activity is calculated in accordance with the following formulation:

CO2 emission = Activity x Emission Factor
Where:
–Activity: The amount of energy, fuel, gas, etc. consumed by the company.
–Emission Factor: The amount of CO2 emitted into the atmosphere by the consumption of each activity unit..
For electricity, the emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used and for fuels the GHG Protocol emission factors are used.

Performance Scale: At the beginning of each cycle, the Board of Directors, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, determines a performance scale that includes a minimum threshold of 90% achievement, below which no incentive is paid and the achievement of which implies 5% of the theoretical shares granted being settled, and a maximum level of 100% achievement, which implies 10% of the theoretical shares assigned being provided. In addition, achieving a minimum level of emission reductions of Scope 1 + 2, in line with the 1.5°C scenario of the Paris Agreement (SBTi), will be necessary for the incentive to be paid.
Operation of the second cycle of the Long-Term Incentive Plan 2021-2026:
The Nominating, Compensation and Corporate Governance Committee conducts an assessment of the targets on an annual basis and, once each cycle has ended, the level of achievement is determined. When conducting this assessment, the Nominating, Compensation and Corporate Governance Committee is supported by the Audit and Supervisory Committee, which provides information on the results audited by the external auditor and the Company's internal auditor, which will have been analysed first by the Audit and Supervisory Committee itself. The Committee also takes into consideration any associated risk for both setting the targets and assessing their achievement.
When determining the achievement level, any positive or negative economic effects caused by extraordinary events that may distort the findings of the assessment are disregarded and the long-term quality of the results are considered in the proposed Long-Term Variable Remuneration.
In order for each of the members to be entitled to receive the corresponding shares, they must have held an employment or commercial relationship with the Telefónica Group on the date the shares of each cycle are provided (subject to the exceptions considered appropriate) and they must have been associated with the Telefónica Group for at least one year.
The Members will not receive the shares to which they may be entitled until the Nominating, Compensation and Corporate Governance Committee and the Audit and Supervisory Committee have carried out the actions described above.

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In any case, 100% of the shares settled within the scope of the Plan to the Executive Directors are subject to a retention period of two years. In addition, as stipulated in Remuneration Policy the Executive Directors must hold (directly or indirectly) a number of shares (including those provided as remuneration) equivalent to two years’ gross fixed remuneration as long as they are members on the Board of Directors and perform executive duties.
Until this requirement is met, the retention period for any shares given to Executive Directors under the Plan, if any, of three years.
The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the Nominating, Compensation and Corporate Governance Committee, to cover extraordinary situations arising that require this.
Incentives assigned to the Long-Term Variable Remuneration in force in 2022:
As mentioned above, the cycles in force in 2022 related to the long-term incentive plans are as follows:

	Performance Period	Year shares are delivered	Number of granted shares (Value of shares assigned as percentage of Fixed Remuneration)
			Executive Chairman	Chief Operating Officer
Long-Term Incentive Plan 2018-2023
Third Cycle[1] (50% reduction)	2020-2022	2023	267,000 (92.5%)[1]	198,000 (82.5%)[1]
Long-Term Incentive Plan 2021-2026
First Cycle[2]	2021-2023	2024	1,094,000 (200)%	819,000 (180)%
Second Cycle[2]	2022-2024	2025	995,000 (200)%	745,000 (180)%
1Long-Term Incentive Plan 2018-2023:
•Third cycle 2020-2023: In 2020, as a gesture of responsibility towards the company, customers, shareholders and employees of Telefónica due to the economic impact caused by COVID-19, it was decided that the grant value in this cycle would be 50% lower than in previous cycles.
Therefore, the maximum number of shares represented, according to their grant value, 92.5% of the Fixed Remuneration for the Executive Chairman (267,000 shares) and 82.5% for the Chief Operating Officer (198,000 shares).
2Long-Term Incentive Plan 2021-2026:
The value of the maximum shares granted in the first and second cycle of the Plan is lower than the upper limit set in the Remuneration Policy (250% of the Fixed
Remuneration) and in the resolution of the General Shareholders' Meeting of 23 April 2021.
•First cycle 2021-2024: The maximum number of shares represented, according to their grant value, 200% of the Fixed Remuneration for the Executive Chairman (1,093,664 shares) and 180% for the Chief Operating Officer (818,926 shares). In case of over-achievement of targets, no additional shares will be awarded. The number of shares stated above is the maximum number of shares that Executive Directors may receive if they meet or exceed 100% of the targets.
As mentioned above, this maximum number of shares is significantly lower than the upper limit approved by the General Shareholders' Meeting in 2021 (1,367,081 shares for the Executive Chairman and 1,137,398 shares for the Chief Operating Officer).
•Second cycle 2022-2025: The grant value of the first cycle (200% of the Fixed Remuneration for the Executive Chairman and 180% for the Chief Operating Officer) has been maintained, with a maximum number of 995,000 shares granted to the Executive Chairman and 745,000 shares granted to the Chief Operating Officer. In case of over-achievement of targets, no additional shares will be awarded. In this regard, the number of shares indicated above is the maximum number of shares that Executive Directors may receive in the event of meeting or exceeding 100% of the targets.
The number of shares to be settled at the end of each cycle of the Plan will depend on the maximum number of assigned shares and the level at which the targets of the Plan are achieved.
Impact of a change in control on Long-Term Variable Remuneration:
In the event of a change in control in Telefónica, the cycles in progress in 2022 will be subject to early settlement on a pro rata basis, delivering to the Members, where appropriate, the shares, or the equivalent amount in cash, taking into account for such purpose the Closing Price of the last stock exchange session of the month immediately prior to the date on which the Change of Control occurs.
The incentive to be paid is pro-rated for the time elapsed since the start date of the relevant cycle, and adjusted according to the achievement of targets on the date of the change of control.
D. PENSION PLAN FOR TELEFÓNICA’S EMPLOYEES
Contributions
The Pension Plan for the Executive Directors is in accordance with the same 2021 scheme and is aligned with the Pension Plan for Telefónica’s employees regarding its terms and conditions and the following contribution percentages:
•The Executive Chairman: 6.87% of his base salary, plus 2.2% as a mandatory contribution to be made by the

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Executive Chairman up to the maximum annual limit that the law stipulates from time to time.
•Chief Operating Officer: 4.51% of his base salary, plus 2.2% as a mandatory contribution to be made by the Chief Operating Officer up to the maximum annual limit that the law stipulates from time to time.
Functioning:
As described in each of the Executive Directors contracts, the Pension Plan is a defined-contribution plan and the contingencies covered are as follows: retirement; the member’s death; the beneficiary’s death; total and permanent disability to work in one’s usual profession, absolute and permanent incapacity for all work and serious disability; and severe or major dependency of the member.
The benefits consist of the economic right accrued by the beneficiaries as a result of the occurrence of any of the contingencies covered by this Pension Plan. It is quantified according to the number of account units that correspond to each member based on the amounts contributed to the Pension Plan and is assessed for the purpose of payment according to the value of the account unit from the business day before the date when the benefits become effective.
The members may also exercise their vested rights, in whole or in part, on an exceptional basis in the event of serious illness or long-term unemployment.
The Pension Plan is included within the “Fonditel B Fondo de Pensiones,” managed by Fonditel Pensiones, EGFP, S.A.
In the financial years 2015 and 2021 the applicable law in this area lowered the financial and tax limits for contributions to pension plans. In this respect, as has been taking place, in order to compensate the difference arising in favour of the beneficiaries, a unit-link group insurance policy has been taken out through which the aforementioned differences that could arise are channelled in each financial year.
The unit-link insurance policy has been taken out with the company Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger by take-over of Seguros de Vida y Pensiones Antares, S.A. by Plus Ultra, on 31 December 2019), and covers the same contingencies as those included in the Pension Plan with the same exceptional liquidity events in the case of serious illness or long-term unemployment.
E. REMUNERATION IN KIND
In addition to the life insurance policy covering death or disability described above, the Executive Directors are provided with a general health insurance policy and dental coverage as remuneration in kind and they are also provided with a company vehicle, all of the foregoing in line with the general policy applicable to the Company’s Executives.
Moreover, Telefónica has taken out a third-party liability insurance policy (D&O) for its managers, executives and staff performing similar duties in the Telefónica Group, with the usual terms and conditions for these kinds of insurance policies. This policy also includes the company’s subsidiaries in certain cases.
F. EXECUTIVE PENSION PLAN
Maximum contribution:
35% of the Fixed Remuneration.
Contributions to the Pension Plan for Telefónica’s employees are deducted from these payments, which are calculated according to the aforementioned percentage.
Payment of any compensation related to the termination of the labour relationship is incompatible with recognition of any economic right related to this Executive Pension Plan.
Functioning:
The implementation vehicle of this Plan approved in 2006 is a unit-link group life insurance policy taken out with an insurance company.
The contingencies covered by the Executive Pension Plan are retirement, early retirement, permanent loss of working capacity consisting of total or absolute disability or serious disability and death. However, as explained above, no economic right whatsoever is recognised if the Executive Director receives compensation due to the termination of his/her labour relationship.
The amount of the benefits from this coverage is equivalent to the mathematical provision corresponding to the insured party on the date when the policyholder provides notice and proves to the insurance company that the relevant situation has arisen.
There is currently no vesting of economic rights in favour of the Executive Directors. The Board of Directors may make the appropriate adjustments in the case of legislative amendments on this matter, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee.
Any adjustments to be made to the Executive Pension Plan must be approved by the Board of Directors. These adjustments must be justified and proposed by the Nominating, Compensation and Corporate Governance Committee. The reasons for the adjustments must be duly explained in the annual report on the directors’ remuneration.
Even though there are no changes planned for the functioning of this Plan, it may be updated by the Board of Directors according to a proposal made by the Nominating, Compensation and Corporate Governance Committee to adapt it to amendments made to applicable legislation.

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Malus and clawback clauses for the variable remuneration
Regarding clawback formulae or clauses in order to claim the return of the variable remuneration components based on the results, the following should be taken into account if such components have been paid based on data that is later clearly shown to be inaccurate, and in order to adopt measures to avoid any conflict of interest:
•The Nominating, Compensation and Corporate Governance Committee is authorised to propose cancellation of payment of the variable remuneration to the Board of Directors under circumstances of this kind.
•Furthermore, the Nominating, Compensation and Corporate Governance Committee must assess whether exceptional circumstances of this kind could even lead to termination of the relationship with the respective party or parties responsible, proposing to the Board of Directors that such measures should be adopted as may be appropriate.
In addition, in 2018, the company included malus and clawback clauses in the Long-Term Incentive Plan 2018-2023, approved by the General Shareholders’ Meeting held in 2018. According to these clauses, in the years 2022 and 2023, each time shares are provided, it must be assessed whether or not to partially or fully confirm or cancel the relevant settlement in each financial year and, if need be, to claim partial or full return of the shares already provided (or reimbursement of their value in cash) if the number of shares delivered was not in accordance with the terms and conditions stipulated by the Board of Directors or when they had been provided bearing in mind data that have later been proven to be inaccurate.
Moreover, in 2024, when drawing up the annual accounts for the previous financial year, it will be assessed whether or not the return of the shares previously provided should be partially or fully claimed (or reimbursement of their value in cash) if the aforementioned situations have arisen. Moreover, the company may partially or fully cancel payment of the Plan to the Executive Directors if the company’s external auditor includes exceptions in its report that reduce the results taken into consideration to determine the number of shares to be provided.
The Remuneration Policy approved by the 2021 Annual General Meeting, which standardised the malus and clawback clauses for all variable remuneration, stipulates that the Board of Directors will decide, with a prior report issued by the Nominating, Compensation and Corporate Governance Committee, if necessary, on the following: (i) partial or full cancellation of the variable remuneration pending payment (malus) and/or (ii) partial or full recovery of any variable remuneration component within twenty-four (24) months after its payment (clawback), if certain exceptional situations arise that affect the Company’s results or are related to the Executive Director’s inappropriate conduct.
For these purposes, exceptional situations shall be deemed as those that will be subject to assessment by the Board of Directors, among others, as examples but not limited thereto, the following:
•Reformulating the company’s financial statements without being based on an amendment of the applicable accounting standards.
•If the Executive Officer has been sanctioned for a serious breach of the code of conduct and other internal regulations or serious breach of the regulations that are also applicable thereto.
•In any case, when it is shown that the variable remuneration component in question has been partially or fully assessed based on information that is clearly proven to be false or inaccurate a posteriori, or other unforeseen circumstances not accepted by the company that have a serious negative impact on the profit and loss accounts.
•If the company’s external auditor includes exceptions in its report that reduce the results taken into consideration to determine the amount of the variable remuneration payable.
Possible severance pay
The contracts signed with the Executive Directors are for an indefinite term and include a non-competition clause. This clause implies that, once the relevant contract has been terminated and during the valid term of the clause (two years after the termination of the contract for any reason), the Executive Directors may not indirectly or directly render their services themselves or through others, either on their own behalf or for third parties, to Spanish or foreign companies that engage in the same or similar business activities as Telefónica.
Regarding the conditions related to the termination of the contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer, Mr. Ángel Vilá Boix, have the same terms and conditions as in their previous contracts, which specify agreed severance pay for termination of the relationship, when appropriate, which could amount to a maximum of four (4) annual payments. Each annual payment consists of the last fixed remuneration and the arithmetic mean of the sum of the last two (2) amounts of annual variable remuneration paid pursuant to the contracts.
Contractual terms and conditions for the Executive Directors
The contracts that currently regulate the Executive Directors performing their duties and responsibilities are of a commercial nature and include clauses that are normally used for these kinds of contracts. These contracts have been proposed by the Nominating, Compensation and Corporate Governance Committee, approved by the Board of Directors and have not suffered any significant modifications in 2021.

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In addition to the severance pay terms and conditions explained in the previous point, a summary is provided below of the main terms and conditions of the Executive Directors’ contracts:
•Term: Indefinite
•Notice period: There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Executive Director, being stipulated that he must notify such unilateral decision in writing with at least three months’ prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the Company an amount equivalent to the Fixed Remuneration for the notice period he had failed to observe.
•Exclusivity: During the term of the contracts, it is prohibited to sign (either directly or through intermediaries) any employment, commercial or civil contracts with other companies or institutions that engage in activities similar in nature to those of Telefónica.
•Non-competition clause: The contract states the relationship is compatible with holding representative, administrative and management posts and other professional positions in other companies in the Telefónica Group or in any other undertakings unrelated to the Company when expressly notified to the Nominating, Compensation and Corporate Governance Committee and the Board of Directors.
On the other hand, it states that the relationship is incompatible, during the term of the clause (two (2) years after the termination of the contract for any reason) with directly or indirectly rendering services, as an employee or self-employed, by themselves or through third parties, to any Spanish or foreign companies that engage in activities identical or similar to those of Telefónica.
•Non-disclosure: While the relationship remains in force and also after the termination thereof, there is a non-disclosure duty regarding any information, data and any kinds of reserved and confidential documents that they have knowledge of or to which they have had access as a result of performing their duties.
•Compliance with the regulatory system: The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors’ Regulations and Telefónica’s Internal Stock Market Conduct Regulations.
Shareholding commitment
As stipulated in section 3.8 of the current Remuneration Policy, the Executive Directors must hold (directly or indirectly) a number of shares (including those provided as remuneration) equivalent to two (2) years’ gross fixed remuneration as long as they are members on the Board of Directors and perform executive duties.
The term set for achieving this target is five years, counted from 1 January 2019 or, in the case of Executive Directors appointed at a later time, counted from the date of their appointment, unless the Board of Directors/Nominating, Compensation and Corporate Governance Committee approve a longer term when exceptional situations arise.

Shareholding Requirement
Executive Chairman	200% Gross Fixed Remuneration
Chief Operating Officer	200% Gross Fixed Remuneration
As long as the number of shares subject to this commitment has not been reached, the shares that the Executive Director receives within the scope of any variable remuneration component will be subject to a minimum retention period of 3 years; therefore raising the Executive Director’s level of commitment.
The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the Nominating, Compensation and Corporate Governance Committee, to cover extraordinary situations arising that require this.
This commitment will be verified by the Nominating, Compensation and Corporate Governance Committee, which, among other issues, will consider aspects such as the share price to be taken into account or the regularity with which the holding commitment will be reviewed.
Although this requirement came into force on 1 January 2019, the Executive Directors are allowed until 31 December 2023 to comply with it
As of 31 December 2021, the Executive Chairman of the Company, Mr José María Álvarez-Pallete López, held 1,976,343 shares in Telefónica, S.A.
The Chief Operating Officer (COO), Mr. Ángel Vilá Boix, held 508,112 Telefónica shares.
The price at which the Executive Directors acquired their shares represents an amount that far exceeds twice their Fixed Remuneration.
5.1.5. The Directors’ remuneration in their positions as such in 2022
The remuneration payable to the Directors in their positions as such is structured, within the legal and statutory framework, pursuant to the remunerative criteria and items specified below, up to the maximum limit determined for such purpose by the General Shareholders’ Meeting, pursuant to the provisions in Article 35 of the Articles of Association.
According to the foregoing, the Ordinary General Shareholders’ Meeting held on 11 April 2003 set the annual gross maximum amount for the remuneration at €6,000,000 payable to the Directors in their positions as members of the Board of Directors.

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The aforementioned remuneration is, in all cases, the maximum amount payable and the Board of Directors is responsible for proposing the allotment of the amount among the various items and among the different Directors, taking into account the duties and responsibilities assigned to each Director, membership on Committees within the Board of Directors and other objective circumstances that would be considered relevant.
Regarding the financial year 2022, according to the market information available, the Committee has proposed to the Board not to increase the Directors’ fixed remuneration, both in their positions as such and for performing their executive duties. This remuneration has remained the same since 2012.

	Board of Directors	Executive Committee	Advisory or Supervisory Committee (*)
Chairman (**)	€240,000	€80,000	€22,400
Vicepresident	€200,000	€80,000	-
Propietary Member	€120,000	€80,000	€11,200
Independent Member	€120,000	€80,000	€11,200
Other External Member	€120,000	€80,000	€11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Supervisory Committees is €1,000.
(**) In this regard, the Executive Chairman has waived payment of the aforementioned amounts (i.e. €240,000 as Chairman of the Board of Directors and €80,000 as Chairman of the Executive Committee), as he has done in previous years.

The Executive Directors can waive payment of the aforementioned amounts.
Moreover, the Non-Executive Directors receive the remuneration payable to them due to being members of certain management bodies of Telefónica’s subsidiaries and investee companies.
5.1.6. Application of the Remuneration Policy in 2021
Summary of the Remuneration Policy applied in 2021 and the results of the ballot on the Annual Report on Remuneration of the Directors for 2020
The remuneration payable in the financial year 2021 was in line with the terms of the Remuneration Policy approved on a binding basis at the General Shareholders’ Meeting held on 23 April 2021, pursuant to the provisions in the Transitional Provision of Article 529 Novodecies of the Spanish Corporate Enterprises Act.
For further details, you may consult the current Remuneration Policy by clicking on the following link: https://www.telefonica.com/en/wp-content/uploads/sites/5/2021/10/remunerations-policy-directors-telefonica.pdf
There have been no deviations from the procedure for the application of the remuneration policy, nor have any temporary exceptions been applied.
In this respect, the remuneration payable in 2021 to the Executive Directors and the Directors in their positions as such consists of the same components as those described for the current Remuneration Policy in force in 2022.
In addition, the two Executive Directors have accrued an extraordinary remuneration package in 2021. This remuneration was approved by the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, following the extraordinary efforts made by the Directors in two corporate transactions of particular significance, namely the transaction between O2 and Virgin Media and the sale of Telxius' telecommunications towers division. The Remuneration Policy approved at the General Shareholders' Meeting in 2021 included, in section 03.5, the possibility to grant such remuneration.
The detailed description of the Directors’ remunerative system for 2021 was included in section 4.6.5 of the Annual Report on the Directors’ Remuneration for 2020. This report was approved by 88.84% of the votes cast, with a 7.59% of votes against and a 3.57% abstentions. Therefore, taking into account the high level of approval of this Report, the Company has considered it appropriate to draw up the Annual Report on Directors' Remuneration for the financial year 2021 in similar terms, incorporating the new features introduced in Circular 3/2021 of 28 September of the CNMV.

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The Executive Directors' remuneration structure
The pay mix for Telefónica’s Executive Directors in the last three years is shown below:

1 In 2021, the Executive Chairman and the Chief Operating Officer, as a gesture of their commitment to responsibility in the wake of COVID-19,informed the Nomination, Remuneration and Corporate Governance Committee that they considered it appropriate to propose their waiver of the share incentive corresponding to them from the first cycle (2018-2020) of the Long-Term Incentive Plan 2018-2023. The value of the incentive waived by the Executive Directors (€683,000 for the Executive Chairman and €506,000 for the Chief Operating Officer) is included in the graph for information purposes.

2 In order to determine the incentive value of the second cycle (2019-2021) of the 2018-2023 Long-Term Incentive Plan, the number of accrued shares by each Executive Director has been multuiplied by the Telefonica's share price as at 31 december 2021.

The table above does not include the amounts accrued in 2021 as Extraordinary Variable Remuneration, which amounted to one times the Fixed Remuneration for each Executive Director (see section 5.1.6.D).
The Executive Directors’ remuneration in 2021
A. FIXED REMUNERATION
The Executive Chairman: €1,923,100.
In case of the Executive Chairman, the amount of his Fixed Remuneration in 2021 was the same as that paid since 2013, which was determined in his position as Chief Operating Officer, which remained the same after his appointment as Chairman in 2016.
The Chief Operating Officer: €1,600,000.
This remuneration is the same as the amount paid when Mr. Vilá was appointed as the company’s Chief Operating Officer on 26 July 2017.
B. SHORT-TERM VARIABLE REMUNERATION
The Executive Chairman: €3,807,738.
Calculated as the fixed remuneration (€1,923,100) multiplied by the Target Amount (180%) multiplied by the Overall Target Achievement Level (110%).
The Chief Operating Officer: €2,640,000
Calculated as the fixed remuneration (€1,600,000) multiplied by the Target Amount (150%) multiplied by the Overall Target Achievement Level (110%).
For the financial year 2021, the Board of Directors approved, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, the quantifiable and measurable metrics that best reflected the levers for creating value for the Telefónica Group with the aim of guaranteeing fulfilment of its Strategic Plan. These metrics and their relative weightings are the following:
(see next page)

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METRIC	DEFINITION AND MEASURING METHOD	WEIGHTING
FINANCIAL OBJECTIVES		80%
OIBDA	This is the Operative Income Before Depreciations and Amortizations. The Operating Result includes the Operative Income minus all costs (direct, commercial, customer management, network, systems, support and employees, among others).	30%
OPERATING REVENUE	This corresponds to service revenues, revenues generated from the company's core business, revenues for terminal sales and other Operating Revenue.	30%
FREE CASH FLOW	This means the amount of funds generated from transactions throughout the year and it is calculated as funds collected from customers minus the payments required to carry out transactions and investment in assets, therefore including payments to suppliers, employees, as well as spectrum, fees, taxes and interest on debt.	20%
NON-FINANCIAL AND ESG OBJECTIVES		20%
CUSTOMER TRUST (NPS / GAP NPS)
NPS and GAP NPS are the metrics used to measure our customers' experience. It calculates their willingness to recommend our products and services; as well as the difference in the value obtained compared with our main competitor in the same survey.
It is built through the answer to the following question: How likely are you to recommend the services of Movistar/O2/Vivo to a family member, friend or colleague? (On a scale of 1 to 10, 1 means, I would not recommend; and 10 means I would recommend it). Ratings between 9 and 10 are considered promoters, and between 1 and 6 are considered detractors.
NPS = % Promoters - % Detractors
		11%
SOCIETY TRUST (REP Trak ®)	RepTrak® Pulse is the metric used to measure the reputation (society's perception for Telefónica). It measures the emotional appeal of our brands according to 4 fundamental elements: admiration and respect, esteem, confidence and good impression.	3%
CLIMATE CHANGE (greenhouse gas emissions)
Greenhouse gas (GHG) emissions is the metric used to measure our environmental impact. It is measured through direct and indirect CO2 emissions from our daily activity due to fuel consumption, refrigerant gas leaks and electricity use.
CO2 emission = Activity x Emission Factor
- Activity data: Amount of energy, fuel, gas, etc. consumed by the Company
- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each activity unit.
For electricity, the emission factor provided by the supplier of this electricity is used and for fuels, the emission factors of the GHG Protocol are used. The electricity emission factor is considered a constant, in order to avoid external influences.
		5%
GENDER EQUALITY (% of Women in executive positions)	The percentage of women among the managers in the Telefónica Group is the metric used to measure the objective related to Gender Equality. It is measured on the total of the Telefónica Group Managers in the workforce at the end of December. The managers group is defined according to the criteria and processes determined by the People area at a corporate level. Prior to the validation by the Nominating, Compensation and Good Governance Committee, there is a Transparency and Diversity Committee, made up of the Chairman and four members of the Executive Committee, which validates, on a monthly basis, the proposals for appointments from this group to ensure compliance with the measures and policies established in the area of transparency and gender equality.	1%
Throughout the year, the Nominating, Compensation and Corporate Governance Committee monitored such objectives set for the Short-Term Variable Remuneration in 2021, payable in 2022.
The aforementioned objectives were finally assessed based on the audited accounts for the financial year 2021, according to the following process:
1.The results for the financial year 2021 and the level of achievement of the targets were firstly examined by the Audit and Supervisory Committee, based on the results audited by PRICEWATERHOUSECOOPERS AUDITORES, S.L.
After this examination, the Nominating, Compensation and Corporate Governance Committee determined a proposal for the Short-Term Variable Remuneration that was submitted to the Board of Directors. The Committee also considered the quality of the long-term results and any associated risk in the proposal for variable remuneration.
2.Lastly, the Board of Directors approved the proposal for the Short-term Variable Remuneration submitted by the Nominating, Compensation and Corporate Governance Committee. As a result of the foregoing, and according to that stipulated in recommendation 59 of the Good Governance Code, the Board agreed that the amount to be received by the Executive Directors during the first quarter of 2021, as detailed in the following table and based on the following level of achievement of the targets, would be as follows:

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Objectives		Results (% achievement over the target level)
Weighting (%)	Metrics	Minimum	Target	Max.

30%	OIBDA	99.3%

30%	Operating Revenue	100.5%

20%	Free Cash Flow		135%

8%	NPS	122.7%

3%	GAP NPS		113.6%

5%	Climate Change - GHG Emissions	70%*

3%	Society’s Trust - REP Trak	107.06%

1%	Gender Equality - % of Women in executive	98.1%

		Financial Objectives

		ESG Objectives

*The performance scale associated to Climate Change - GHG Emissions metric is inverse, so that achievements levels below 100% (GHG emissions below the target level) are positive and results in payout levels over 100%.

The overall achievement level of the targets corresponds to 110% of the weighted payment coefficient that corresponds to €3,807,738 for the Executive Chairman and €2,640,000 for the Chief Operating Officer. The Short-Term Variable Remuneration target was 180% of the Annual Fixed Remuneration for the Executive Chairman and 150% of the Annual Fixed Remuneration for the Chief Operating Officer.
C. THE LONG-TERM INCENTIVE PLAN 2018-2023
Long-Term Incentive Plan 2018-2023. Accrual of the First Cycle 2018-2021
As explained in section 5.14.C above, the General Shareholders’ Meeting held in 2018 approved a Long-Term Incentive Plan consisting of providing Telefónica, S.A.’s shares, aimed at Executives of Telefónica that, meeting the requirements stipulated for such purpose from time to time, are invited to participate therein, including the Executive Directors de Telefónica.
The performance period ended on 31 December 2021 for the objectives of the second cycle of the 2018-2023 Plan. The theoretical number of shares granted, corresponding to the Executive Directors, if 100% of the TSR and Free Cash Flow targets are achieved, was as follows:
•The Executive Chairman: 468,000 shares.
•The Chief Operating Officer: 347,000 shares.
In order to determine the specific number of shares to be delivered at the end of the aforementioned cycle, the Nominating, Compensation and Corporate Governance
Committee analysed the level of achievement of each of the two objectives.

Metrics	Weighting (%)	Company Results	Incentive Accrued
Relative TSR*	50%	75th percentile or above	100%
		Median	30%
		Below median	—%
Free Cash Flow	50%	100% of achievement	100%
		90% of achievement	50%
		Below 90% of achievement	—%
* Peer group: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera and Tim Brasil.
Regarding the Relative TSR, the weighting of which is 50%, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Telefónica’s Relative TSR since the beginning of the cycle (2019) until its end (2021), related to the TSR obtained by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica which are included in the comparison group for the purpose of the Plan.
Telefónica’s TSR ended up being below the median according to the achievement scale used. Therefore, no right whatsoever was generated to receive shares linked to achieving the Relative TSR target.
Regarding the Free Cash Flow, the weighting of which is the remaining 50%, the Planning and Supervision Department drew up a report related to the Free Cash Flow generated by the Telefónica Group in each year in the target measurement period (2019, 2020 and 2021), based on the results audited by the company’s internal and external auditors, comparing it with the value set in the budgets approved by the Board of Directors for each financial year.
The final achievement was considered as the average of the partial annual results obtained and approved by the Nominating, Compensation and Corporate Governance Committee.
The Nominating, Compensation and Corporate Governance Committee has been conducting annual monitoring of the Free Cash Flow and the level of achievement is determined once the report issued by the Planning and Supervision Department has been analysed. When conducting this assessment, the Nominating, Compensation and Corporate Governance Committee was supported by the Audit and Supervisory Committee,

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which provides information about the results audited by the Company’s external auditor.
Considering all the foregoing, the payment coefficient linked to the Free Cash Flow was 100%:

Financial Year	% achievement	% payout
2021	135%	100%
2020	113%	100%
2019	101%	100%
% Incentive linked to Free Cash Flow		100%
Bearing in mind the results of the Relative TSR and the Free Cash Flow, the weighted payment coefficient amounted to 50%. (234,000 shares for the Executive Chairman and 173,500 shares for the Chief Operating Officer). The value of these shares at 31 December 2021 was roughly 25% of the value of the maximum incentive initially granted in 2019.
D. EXTRAORDINARY VARIABLE REMUNERATION
Section 03.5 of the Remuneration Policy stipulates that the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, is authorised to approve the granting of extraordinary remuneration to Executive Directors and other Senior Executives of the Company as a reward for their efforts and special dedication in relation to the achievement of certain strategic milestones and the execution of certain corporate transactions of particular relevance. The criteria taken into account include the following:
•Extraordinary effort by the Executive Director and/or Senior Executive in a corporate transaction of high importance, complexity and uniqueness, which creates considerable value for the Company’s shareholders and/or creates a significant economic profit or equity increase that enhances Telefónica’s long-term sustainability and growth.
•Extraordinary business performance leading to the achievement of strategic milestones.
In this respect, a series of corporate transactions took place in financial year 2021 which, in the opinion of the Board of Directors, upon proposal of the Nominating, Compensation and Corporate Governance Committee, meet the aforementioned criteria of the Remuneration Policy, and which are analysed below:
Development of the Joint Venture between O2 and Virgin Media
The transaction between O2 and Virgin Media was without doubt one of the most significant transactions in the history of the Telefónica Group for the following reasons:
After reaching an agreement with Liberty Global on 7 May 2020 to merge the respective UK businesses into a 50/50 joint venture (JV), the transaction was finalised on 1 June
2021, following regulatory approvals, the necessary recapitalisations and the fulfilment of the remaining conditions to close the transaction.
The formation of this JV has brought significant value to Telefónica for the following reasons (inter alia):
•From a business standpoint, this transaction is fully aligned with Telefónica's strategy to improve its positioning in its core markets, and allows it to strengthen its presence and continuity in this market through the formation of the leading integrated service provider offering a convergent value proposition to the customer.
•In addition, the new JV will be able to drive value through the capture of substantial synergies estimated at around £6.25 billion in net present value terms, of which around 80% are related to cost and CapEx savings.
•£5.4 billion in cash was received, of which £2.6 billion was Liberty Global’s cash payment to Telefónica as compensation for the JV stake and £2.8 billion was gross proceeds from the recapitalisations. The transaction contributed to reducing Telefónica's net debt by €4.9 billion (this represented a 14% reduction in the Group's debt).
•This transaction has significantly strengthened the Company's equity. The capital gains from this transaction increased Telefónica's equity (equity attributable to Telefónica, S.A., excluding minority interests) by 61%.
Regarding the extraordinary effort made by the Executive Directors, it is important to recall the difficulties surrounding this transaction. The bulk of the negotiations with the counterparty were conducted remotely, in the midst of the COVID-19 lockdown between March and May 2020, with this transaction being one of the first major global M&A deals announced during the onset of the pandemic. The Telefónica teams involved in the negotiations, led by the Executive Chairman and Chief Operating Officer, worked in record time given the size of the transaction to reach highly complex agreements with the maximum levels of confidentiality to prevent Telefónica's other competitors from trying to interfere in the process. Specifically, both the Executive Chairman and the Chief Operating Officer played a key role in the success of these operations. The Executive Chairman architected and implemented a strategic relationship with Liberty Global, taking personal ownership of negotiations on key issues so that negotiations were not deadlocked at certain points in time. The Chief Operating Officer managed and coordinated the Telefónica teams that had to close deals on a daily basis.
Telxius' Telecommunications Towers Division Sale
The sale of Telxius' Telecommunications Towers Division on 13 January 2021 was another very significant transaction for the Telefónica Group, with the following highlights:

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•The transaction price was an industry record valuation of €7,865 million. This represents an FV/EBITDA multiple of 30.5x well above recent comparable transactions (average FV/EBITDA<21.0x in 2020).
•A 33% increase in Telefónica's equity (equity attributable to Telefónica, S.A., excluding minority interests) and a €4.7 billion reduction in the Telefónica Group's debt (this represented a 13% reduction in the Group's debt).
•The favourable terms of the industrial agreements allow for future use of the infrastructures, maintaining optionality and flexibility for future renewal (no all or nothing renewal clauses), as well as rates for future use of these infrastructures below European market standards (as noted by credit rating agencies).
•Diversification of telecommunications tower infrastructure providers in two of the key markets, Spain and Germany.
•A commitment to keep the entire workforce employed for two years in the European subsidiaries and one year in the Latin American subsidiaries.
•A transaction agreement with a liability system limited to fundamental guarantees other basic representations and tax matters.
•This transaction was carried out in a highly confidential, competitive and expedited manner. The process was carried out in record time, in just two months from November 2020 to the signing of the agreements on 13 January 2021. This required the direct and ongoing involvement of the Executive Directors.
Favourable development of Telefónica's share price and excellent financial results
Telefónica posted its best year on the stock market since 2009 with a share price increase of almost 18.7% and a Total Shareholder Return (TSR) of 29.6%. The Company's total increase in 2021 has outperformed the Ibex 35 (7.9%) and its TSR (10.5%). It has also outperformed the share price rise of 11.8% and the RTA (16.5%) of the European telecommunications sector in 2021.
Amount paid for Extraordinary Variable Remuneration
At the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors approved the award of an extraordinary variable remuneration to the company's Executive Chairman and Chief Operating Officer, whose efforts and dedication have been crucial to the development of the business and the success of corporate transactions. The incentive amounted to one year's Fixed Remuneration. This amount is within the limits established in the Remuneration Policy, both in absolute terms and in relation to the maximum amount of total remuneration to be allocated to Executive Directors.
In any case, the extraordinary variable remuneration is subject to the malus and clawback clauses set under the Remuneration Policy.
E. PENSION PLAN FOR TELEFÓNICA’S EMPLOYEES
The contributions made in 2021 to the “Fonditel B, Fondo de Pensiones” Pension Plan:
•The Executive Chairman: € 8,000
•The Chief Operating Officer: € 8,000
The contributions made in 2021 to the unit link insurance policy, related to the Pension Plan, taken out with the company Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after merger by take-over of Seguros de Vida y Pensiones Antares, S.A. by Plus Ultra on 31 December 2020), were as follows:
•The Executive Chairman: €124,117.
•The Chief Operating Officer: €64,160.
The Pension Plan for the Executive Directors follows the same scheme and is aligned with the Pension Plan for Telefónica’s employees regarding its terms and conditions and the contribution percentages.

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	Contribution (% regulatory salary)	Fonditel Pension Plan	+	Unit-Link insurance policy	Total
Executive Chairman	6.87%	€8,000	+	€124,117	€132,117
Chief Operating Officer	4.51%	€8,000	+	€64,160	€72,160
The contribution percentages are aligned with Telefónica's employee pension plan.
The amount of the vested rights on 31 December 2021 was as follows:
•Mr. José María Álvarez-Pallete López: €345,791 (of which the amount of €178,015 corresponds to the rights generated by the Pension Plan of Telefónica Internacional and the rest Telefónica’s Pension Plan).
•Mr. Ángel Vilá Boix: €369,190 (of which the amount of €23,950 corresponds to the rights generated by the Pension Plan of Telefónica España and the rest Telefónica’s Pension Plan).
The mathematical provision of the unit-link insurance policy on 31 December 2020 was as follows:
•Mr. José María Álvarez- Pallete López: €965,289.
•Mr. Ángel Vilá Boix: €457,058.
It is recorded that the development of the accumulated funds is related to both the contributions and their revaluation.
Additional information can be found about the features of the Pension Plan for employees in section 5.1.4.D of this report.
F. REMUNERATION IN KIND
In this respect, the Executive Directors receive the following benefits:
•An insurance policy for general health and dental coverage.
•A life insurance policy with coverage for death and disability.
The cost of this remuneration in kind amounted to €36,869 in 2021 for the Executive Chairman and €30,200 for the Chief Operating Officer. Additionally, in the statistic annex shows the remuneration in kind corresponding to the vehicle in use (€14,597).
Moreover, in July 2021, the Global Incentive Telefónica, S.A. Stock Option Plan for Employees of the Telefónica Group (hereinafter referred to as the “Global Plan”), approved at the 2018 General Shareholders' Meeting, came to an end. As an example of their commitment to the Company and in order to provide an incentive to other employees to take part in the Global Plan, the Executive Directors contributed the maximum allowed according to the applicable Plan of €1,800.
Regarding this Plan, each Executive Director has received 167 additional shares (equivalent to one additional share for each two shares acquired) as they have met the holding and retention condition (one year after the end of the purchase period, i.e. until 31 July 2021).
In addition, the Executive Directors are provided with a company vehicle, in line with the general policy applicable to the Company’s Senior Executives.
Telefónica has also taken out a third party liability policy (D&O) for directors, executives and other staff with similar duties in the Telefónica Group, with the customary terms and conditions for this type of insurance.
G. EXECUTIVE BENEFITS PLAN
As explained in section 5.1.4.F above, there is currently no vesting of economic rights in favour of the Executive Directors. In the case of legislative amendments on this matter, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, the Board of Directors could make the appropriate adjustments.
In addition, if any severance pay is received due to the termination of the employment relationship, this will be incompatible with the being granted any economic right whatsoever linked to this Plan.
The contributions in 2021 to the benefits plan were as follows:
•The Executive Chairman: €540,968.
•The Chief Operating Officer: €487,840.
The expected rights on 31 December 2020 were as follows:
•Mr. José María Álvarez-Pallete López: €10,635,925.
•Mr. Ángel Vilá Boix: €8,198,143.
Further information:
•Malus and clawback clauses: These clauses were not applicable in the financial year 2021.
•During the financial year 2021, the Executive Directors did not receive nor accrue any payment for early termination or termination of their contracts, or advances, loans or guarantees, remuneration from other companies in the Group or payments made by Telefónica to a third party to which the Directors provide services, or any other remuneration item apart from the ones already mentioned.
•The terms and conditions of the Executive Directors’ contracts in 2021 were the same as those described in section 5.1.6 of this report.
Remuneration of the directors in their positions as such
The remuneration payable to the Directors in their positions as such is according to the same scheme as the

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one described in section 5.1.5 of this report and the one applied in previous financial years.
In this respect, as explained in section 4.6.5 of the Annual Directors’ Remuneration Report for 2020, in the year 2021 the Executive Chairman waived payment of €240,000 as Chairman of the Board of Directors, and €80,000 as Chairman of the Executive Committee.
External Directors also receive the remuneration to which they are entitled for belonging to certain Management Decision-Making Bodies of some Subsidiaries and affiliates of Telefónica.
According to the foregoing, the aggregate remuneration for the items in 2021 was as follows:

	2021	2020
Fixed amount due to being a member on the Board, Executive Commission and Advisory or Supervisory Committees	€2,841,100	€2,754,534
Fees for attending the meetings of the Advisory or Supervisory Committees	€260,000	€248,000
Remuneration for being a member on certain Management Decision-Making Bodies of some subsidiaries of Telefónica	€704,912	€547,645
During the financial year 2021, the Directors in their positions as such did not accrue payments for early termination or termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the Directors provide services, or any other remuneration item apart from the ones already mentioned.
The individual amounts per director are provided in the statistical annex attached to this Report.
5.1.7. The process for determining the Remuneration Policy and the Company’s bodies involved
The Nominating, Compensation and Corporate Governance Committee, the responsibilities and duties of which are stipulated in Article 40 of the Articles of Association, Article 23 of the Board of Directors’ Regulations and Article 4 of the Nominating, Compensation and Corporate Governance Committee’s Regulations, plays a crucial role in defining the Telefónica Group’s Remuneration Policy and in developing and deciding on its components; however the most important decisions must be approved by the Board of Directors.
The Committee’s mandate, within the scope of remuneration, consists of continuously reviewing and updating the remuneration system applicable to the Directors and Senior Executive Directors and designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, aligning their interests with the Company’s strategic objectives.
In addition, other bodies and external advisors take part in the process of determining the Remuneration Policy.
The functions performed by the various company bodies involved in determining and approving the Remuneration Policy and its conditions are explained below, along with a reference to the involvement of external advisors in this matter:

	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
General Shareholders’ Meeting
It approves the Remuneration Policy at least every three years as a separate item on the agenda.
It approves the maximum amount of the annual remuneration for all the Directors in their positions as such.
It approves the variable remuneration systems for the Directors that include payment in shares or stock options or share-linked instruments.
It has an advisory vote on the Annual Report about the Directors’ Remuneration, detailing the remuneration accrued during the last financial year.

Advisory vote on the Annual Report on Remuneration of the Directors, in which the remuneration accrued during the financial year is disclosed.

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	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Board of Directors
Directors in their positions as such: It approves the allocation of the maximum amount approved by the General Shareholders’ Meeting among the various components.
Executive Directors: It approves the fixed remuneration and the main terms and conditions of the short- and long-term variable remuneration system.
The Board approves adaptations or updates to the Remuneration Policy.
It approves the contracts that regulate the duties and responsibilities of the Executive Directors.
It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote at the General Shareholders' Meeting
It approves the design, target amounts, the level the targets are achieved and the amounts of the incentive payable, if any, both for the short-term and long-term variable remuneration of the Executive Directors, based on a proposal made by the Nominating, Compensation and Corporate Governance Committee.
It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote of the General Shareholders' Meeting.
		It evaluates, if necessary, application of the malus and/or clawback clauses.	It is reported based on analysis and remuneration studies of the Directors’ remuneration conducted by the Nominating, Compensation and Corporate Governance Committee.
Nominating, Compensation and Corporate Governance Committee
Directors in their positions as such: It proposes the allotment of the maximum amount to the Board of Directors approved by the General Shareholders’ Meeting, among the various items.
The Committee reviews the Directors’ remuneration on a regular basis to ensure that it is appropriate for the duties they perform.
Executive Directors:
•It proposes the fixed remuneration for the Executive Directors to the Board of Directors considering, among other factors, their level of responsibility and leadership within the organisation, promoting the retention of key staff, attracting top talent and creating sufficient economic independence to ensure a balance with the significance of other items included in the remuneration.
•It reviews, on an annual basis, the terms and conditions for the variable remuneration, including the structure and maximum levels of remuneration, the targets set and the weighting of each of them, taking into account the company's strategy, needs and business situation. These conditions are subject to the approval of the Board of Directors.
•It proposes the contracts to the Board of Directors that regulate the duties and responsibilities of the Executive Directors.
•It proposes the Annual Report on Remuneration of the Directors and the Remuneration Policy, when appropriate, to the Board of Directors.
When carrying out these actions, the Nominating, Compensation and Corporate Governance Committee takes into account the votes of the shareholders at the General Shareholders' Meeting to which the Annual Report on Remuneration of the Directors for the previous year was submitted, in an advisory manner.

It proposes the targets at the beginning of each measurement period to the Board of Directors.
It assesses achievement of the targets at the end of the measurement period. Since payment of the variable remuneration is subject to sufficient verification that the stipulated targets have effectively been achieved, as determined in recommendation 59 of the Good Governance Code, this assessment is carried out on the basis of the results audited by the Company's external and internal auditors, which are first analysed by the Audit and Supervisory Committee, as well as the level of achievement of the targets. In this respect, for the purpose of ensuring that there is an effective relation between the variable remuneration and the professional performance of the recipients thereof, any positive or negative economic impact caused by extraordinary events that could distort the findings of the assessments are disregarded.
Submits a report to the Board, when appropriate, on whether or not application of the malus and/or clawback clauses is necessary.
It proposes to the Board of Directors the variable remuneration payable to the Executive Directors. Such proposal also considers the long-term results and any associated risk in the proposed variable remuneration.
It proposes Annual Report on Remuneration of the Directors and, when appropriate, the Remuneration Policy to the Board of Directors.

It regularly reviews the Directors’ remuneration. This process includes an external competitive remuneration analysis and also takes into account the Remuneration Policy for the executives and other employees in the organisation.
A reference market, selected based on a series of objective standards, is considered when conducting the external competitiveness analysis, according to the terms set out below:
1. A sufficient number of companies are selected to obtain results that are representative and statistically reliable and sound.
2. Data on size (revenues, assets, market capitalisation and number of employees) are considered so that Telefónica is positioned at the median of the comparison group.
3. Geographic distribution: Mainly companies with their parent company located in Continental Europe and in the United Kingdom are included, as well as representative North American enterprises in the technology, media and entertainment sector or related to such sector that are benchmarks for the company.
4. Geographic scope: Companies are included that operate at an international level.
Distribution by sector: It is a multi-sector sample, with homogeneous distribution among the business sectors.

Audit and Supervisory Committee		It analyses the results audited by the external and internal auditor to evaluate achievement of the objectives for the variable remuneration.
Planning and Control, Corporate Ethics and Sustainability Human Resources		They prepare reports related to the achievement level of the operative, financial and non-financial targets based on the results audited by the Company’s external and internal auditor.
Secretary General
This person prepares the formal documents related to the Remuneration Policy to be submitted to the General Shareholders’ Meeting, the Board of Directors, the Executive Committee and/or the Advisory or Supervisory Committees.
Together with HR Management, he/she prepares the Annual Report on the Directors’ Remuneration.
Together with HR Management, it prepares the Annual Report on Directors' Remuneration.

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	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Human Resources
It prepares the proposals related to the design of the Remuneration Policy applicable to the Executive Directors.
Together with the General Secretary, it prepares the Annual Report on Remuneration of the Directors.

Together with General Secretary, it prepares the Annual Report on Remuneration of the Directors..
External Advisors in 2021	Willis Towers Watson provided advice on preparing the Annual Report on Remuneration of the Directors for 2021. The law firm Garrigues also took part in the review of the aforementioned report.	Mercer-Kepler analyses the level of achievement of the Total Shareholder Return (TSR) of Telefónica for each of lifecycles of the share plan on a quarterly basis.	Willis Towers Watson provides advice on the comparative analysis of the Directors’ and the Senior Executives’ remuneration package against the market.

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5.1.8. The work performed by the Nominating, Compensation and Corporate Governance Committee
Pursuant to Article 40 of the Articles of Association, Article 23 of the Board of Directors’ Regulations and Article 1 of the Nominating, Compensation and Corporate Governance Committee’s Regulations, the Committee must be composed of no fewer than three Directors appointed by the Board of Directors; they must be external or Non-Executive Directors and the majority of them must be independent Directors. The Independent Coordinating Director must be a member on the Committee. Lastly, it is also stated that the Chairperson of this Committee must be an independent Director in all cases.
In this respect, the Committee is composed of the following directors:

Name	Position	Type	Date of Appointment
Mr. José Javier Echenique Landiríbar	Chairman	Independent	4 May 2017 (as a Member) 18 December 2019 (the date he was appointed as Chairman)
Mr. Peter Erskine	Member	Other External Director	27 February 2008
Mr. Peter Löscher	Member	Independent	17 April 2020
Ms. María Luisa García Blanco	Member	Independent	18 December 2019
Mr. Francisco Javier de Paz Mancho	Member	Other External Director	8 April 2016

The Nominating, Compensation and Corporate Governance Committee applies the Technical Guide 1/2019 on Appointment and Remuneration Committees, approved by the National Securities Market Commission on 20 February 2019, as well as the CNMV’s Good Governance Code for Listed Companies reviewed 20 June 2020.
During the financial year 2021 and up to the date this report was approved, the most significant activities carried out by the Nominating, Compensation and Corporate Governance Committee have been the following:

Year 2021:
–Drawing up an Annual Work Plan for 2021, in order to ensure suitable planning to guarantee the targets sought are effectively achieved by the Committee.
–Proposals for appointments related to the Board of Directors and its Committees, and to the Boards of Subsidiary Companies.
–Analysis of the organisational structure of the Telefónica Group and other issues related to the staff.
–Evaluation of achievement of targets linked to the short-term variable remuneration of Executive Directors for the financial year 2020 (payable in 2021).
–Assessment of fulfilment of the targets linked to the first cycle of the 2018-2023 Long-Term Incentive Plan for the Executive Directors and a favourable report on and acceptance of the waiver of this incentive by the Executive Directors.
–Analysis of the Executive Directors’ total remuneration for 2021.
–Analysis of the total remuneration for the members of the Executive Committee in 2021.
–Proposal for the Principles of the Directors’ Remuneration Policy to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders’ Meeting held in 2021.
–Proposal for determining and monitoring the targets linked to the short-term variable remuneration of Executive Directors for the financial year 2021.
–Proposal for the Long-Term Incentive Plan consisting of providing Telefónica, S.A. shares, earmarked for the Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A., to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders’ Meeting held in 2021.
–Proposal to grant the Extraordinary Variable Remuneration to the Executive Directors, as a reward for the effort and special dedication undertaken for the achievement of certain strategic milestones of the Company, in accordance with the provisions of the Remuneration Policy.
–Proposal regarding the 2020 Annual Report on the Directors’ Remuneration to be submitted to the Board of Directors and subsequently submitted to the Ordinary General Shareholders’ Meeting held in 2021.
–Proposal to amend the Regulations of the Board of Directors to adapt them to the new provisions introduced by Act 5 of 12 April 2021 amending the text of the Spanish Corporate Enterprises Act and other financial regulations, as regards the encouragement of long-term shareholder engagement at listed companies.

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Year 2022:
–Analysis of the Executive Directors’ total remuneration for 2022.
–Evaluation of achievement of targets linked to the short-term variable remuneration of Executive Directors for the financial year 2021 (payable in 2022).
–Assessment of the achievement of the targets linked to the second cycle 2019-2022 of the Long-Term Incentive Plan 2018-2023 (to be paid out in 2022).
–Proposal for determining the objectives linked to the short-term variable remuneration of the Executive Directors for the financial year 2022.
–Proposal for determining the objectives linked to the second cycle 2022-2025 of the Long-Term Incentive Plan 2021- 2026.
–Proposal for the 2021 Annual Report on the Directors’ Remuneration to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders’ Meeting to be held in 2022.
Moreover, it should be pointed out that the Nominating, Compensation and Corporate Governance Committee can request the Board of Directors to hire legal, accounting and financial advisors and other experts at the company’s expense. In this respect, WTW provided advice on drawing up this Annual Report on the Directors’ Remuneration. Likewise, the law firm Garrigues took part in the review thereof.
5.1.9. Alignment of the remuneration system with the risk profile
Telefónica’s Remuneration Policy has the following features that enable its exposure to excessive risks to be reduced and adjustment to the Company’s long-term targets, values and interests:
Adopting measures related to the staff categories whose professional work has a significant impact on the Company’s risk profile
•The Nominating, Compensation and Corporate Governance Committee supervises the examination, analysis and application of the remuneration policy of the professionals whose work could have a significant impact on the Company’s risk profile.
•There is no guaranteed variable remuneration.
•The variable remuneration is only payable after the date the relevant annual accounts have been drawn up, once the achievement level of the operating and financial targets can be determined.
•As part of the process to evaluate the variable remuneration, the Nominating, Compensation and Corporate Governance Committee considers the quality of the long-term results and any other related risk.
•The design of the Long-Term Incentive Plans, each one with three-year cycles, means that the results of each year are interrelated. It therefore acts as a catalyst for alignment with the Company’s long-term interests and cautious decision-making.
•The Nominating, Compensation and Corporate Governance Committee is authorised to propose cancellation of payment of the variable remuneration to the Board of Directors under certain circumstances. In addition, the company has included some malus and clawback clauses in the Long-Term Incentive Plan 2018-2023, approved by the General Shareholders’ Meeting held in 2018. In this regard, the detailed information can be found in section 5.1.6 of this Report.
The new Remuneration Policy approved by the General Shareholders’ Meeting in 2021 will propose standardising the malus and clawback clauses so that they are applicable to any variable remuneration component. In this respect, the possibility will be included to (i) partially or fully cancel the variable remuneration pending payment (malus) and/or (ii) partially or fully recover any variable remuneration component within twenty-four (24) months after payment thereof (clawback), when certain exceptional situations arise that affect the company’s results or are related to the Executive Director’s inappropriate conduct. Addittionally, the Long-Term Incentive Plan 2021-2026 approved by the General Shareholders’ Meeting in 2021 envisages the aforementioned malus and clawback provisions.
•The Company’s Audit and Supervisory Committee takes part in the decision-making process related to the short-term variable remuneration (bonus) of Executive Directors by verifying the economic-financial and non-financial information that may be part of the targets set for the purpose of such remuneration, as this Committee must first verify the Company’s results as the basis for calculating the relevant targets.
•The Nominating, Compensation and Corporate Governance Committee is composed of 5 members, two of them are also members on the Audit and Supervisory Committee. The fact that these Directors are members of these two Committees ensures that the risks related to remuneration are taken into account in the discussions held by both Committees and in their proposals submitted to the Board, both in the determination and assessment process of the annual and multiannual incentives.
•According to the new Remuneration Policy that will be proposed, the Board of Directors, based on a proposal made by the Nominating, Compensation and Corporate Governance Committee, is authorised to agree on the possible revaluation or modification of the remuneration linked to the results if there are significant internal or external changes that mean they need to be reviewed.
•Regarding the measures required to avoid conflicts of interest by the directors, according to the provisions in the Spanish Corporate Enterprises Act, the Regulations

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of Telefónica’s Board of Directors includes a series of obligations related to its duties of loyalty and to avoid situations of conflict of interest. Moreover, the Nominating, Compensation and Corporate Governance Committee’s Regulations determine that one of its duties is to ensure that possible conflicts of interest do not harm the independence of the external advice provided to the Committee.
Consistency with the Company’s strategy and focus on achieving results in the long-term
•The design of the remuneration policy, consistent with the Company’s strategy and aimed at obtaining long-term results, is as follows:
a.The total remuneration for the Executive Directors and Senior Executives consists of various remunerative components, mainly composed of the following: (i) Fixed Remuneration, (ii) Short-term Variable Remuneration and (iii) Long-term Variable Remuneration. In the case of the Executive Directors, under normal conditions, at the date of the grant this long-term component accounts for a weight of on the date such General no less than 30% of their total remuneration in a scenario of standard achievement of targets (fixed + short-term variable + long-term variable). The long-term remuneration accrued in 2021 has had a lower weighting due to the relative TSR target not being met and due to the decrease in the share value compared to the price at which the shares were granted in 2019.
b.The long-term variable remuneration plans are part of a multi-annual framework in order to ensure that the assessment process is based on long-term profits and that the company’s underlying economic cycle is taken into account. This remuneration is allocated and paid in the form of shares based on the creation of value, so that the Executives’ interests are in line with those of the shareholders. In addition, they are overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long-term in all decision-making.
c.Under the Remuneration Policy, 100% of the shares provided within the scope of the Long-Term Incentive Plan 2021-2026 to the Executive Directors and other members determined by the Board of Directors are subject to a retention period of two years. In addition, if an Executive Director does not fulfil the commitment to permanently hold the shares, the retention period of the shares that, if any, they receive due to any variable remuneration component will be increased up to 3 years.
•A suitable balance between the fixed and variable components of the remuneration: Executive Directors have a variable remuneration scheme that is fully flexible, which includes a minimum threshold below which no incentive is payable. The short- and long-term variable remuneration percentage can be relevant in the event of maximum achievement of the targets. In any case, such percentage with respect to the total remuneration (considered as the Fixed Remuneration, Short-Term Variable Remuneration and annualised Long-Term Incentive) will not exceed 85%.
•Receiving 20% of the short-term variable remuneration is linked to the following ESG metrics: NPS (8%), NPS GAP (3%), Climate Change - GHG Emissions (5%), Society's Trust - REP Trak (3%), Gender Equality - % of women in executive positions (1%).
Additionally, the payment of 10% of the incentives corresponding to the first and second cycles of the Long-Term Incentive Plan 2021-2026 are linked to the Neutralisation of CO2 Emissions.

5.1.10. Remuneration of members of Senior Management (non-Directors)
See Annex II (Remuneration to the Board and Senior Management) of the Consolidated Annual Accounts of Telefónica corresponding to fiscal year 2021.

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5.2. Annual Report Corporate Governance Report Statistical Annex
Annual Report on Remuneration of Directors of listed companies Statistical Annex (established by Circular 3/2021, of     September 28, of the National Securities Market Commission, which modifies Circular 4/2013, of June 12, which establishes the annual remuneration report models of the Directors of listed public limited companies)

Unless otherwise indicated all data as of December 31, 2021.

B. Overall summary of how remuneration policy has been applied during the year ended
B.4 Report on the result of the consultative vote at the General Shareholders’ Meeting on remuneration in the previous year, indicating the number of abstentions and negative, blank and in favor votes that have been issued

	Number	% of total
Votes cast	3,038,958,272	54.99%

	Number	% cast
Votes against	230,627,308	7.59%
Votes in favour	2,699,923,154	88.84%
Blank ballots	—	—%
Abstentions	108,407,810	3.57%

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C Itemised individual remuneration accrued by each Director

Name	Type	Period of accrual in 2020
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive Chairman	From 01/01/2021 to 31/12/2021
Mr. ISIDRO FAINÉ CASAS	Proprietary Vice Chairman	From 01/01/2021 to 31/12/2021
Mr. JOSÉ MARÍA ABRIL PÉREZ	Proprietary Vice Chairman	From 01/01/2021 to 31/12/2021
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	Independent Vice Chairman	From 01/01/2021 to 31/12/2021
Mr. ÁNGEL VILÁ BOIX	Chief Operating Officer	From 01/01/2021 to 31/12/2021
Mr. JUAN IGNACIO CIRAC SASTURAIN	Independent Director	From 01/01/2021 to 31/12/2021
Mr. PETER ERSKINE	Other External Director	From 01/01/2021 to 31/12/2021
Ms. CARMEN GARCÍA DE ANDRÉS	Independent Director	From 01/01/2021 to 31/12/2021
Ms. MARÍA LUISA GARCÍA BLANCO	Independent Director	From 01/01/2021 to 31/12/2021
Mr. PETER LÖSCHER	Independent Director	From 01/01/2021 to 31/12/2021
Ms. VERÓNICA PASCUAL BOÉ	Independent Director	From 01/01/2021 to 31/12/2021
Mr. FRANCISCO JAVIER DE PAZ MANCHO	Other External Director	From 01/01/2021 to 31/12/2021
Mr. FRANCISCO JOSÉ RIBERAS MERA	Independent Director	From 01/01/2021 to 31/12/2021
Ms. MARÍA ROTONDO URCOLA	Independent Director	From 29/09/2021 to 31/12/2021
Ms. CLAUDIA SENDER RAMÍREZ	Independent Director	From 01/01/2021 to 31/12/2021
Ms. SABINA FLUXÀ THIENEMANN	Independent Director	From 01/01/2021 to 29/09/2021
Mr. JORDI GUAL SOLÉ	Proprietary Director	From 01/01/2021 to 15/12/2021
Mr. IGNACIO MORENO MARTÍNEZ	Proprietary Director	From 01/01/2021 to 15/12/2021

C.1 Complete the following tables regarding the individual remuneration of each director (including the salary received for performing executive duties) accrued during the year.

Consolidated Annual Report 2021	Telefónica, S. A.	498

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance report 5. Annual Report on Remuneration of the Directors 6. Other information
a) Remuneration from the reporting company:
i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for member ship of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2021	Total in 2020
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	1,923	3,808	0	0	1,923	7,654	5,035
MR. ISIDRO FAINÉ CASAS	200	0	80	0	0	0	0	0	280	280
MR. JOSÉ MARÍA ABRIL PÉREZ	200	11	91	0	0	0	0	0	302	300
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	200	23	114	0	0	0	0	0	337	340
MR. ÁNGEL VILÁ BOIX	0	0	0	1,600	2,640	0	0	1,600	5,840	3,758
MR. JUAN IGNACIO CIRAC SASTURAIN	120	21	22	0	0	0	0	0	163	142
MR. PETER ERSKINE	120	23	114	0	0	0	0	0	257	253
MS. CARMEN GARCÍA DE ANDRÉS	120	21	22	0	0	0	0	0	163	166
MS. MARÍA LUISA GARCÍA BLANCO	120	23	22	0	0	0	0	0	165	164
MR. PETER LÖSCHER	120	22	109	0	0	0	0	0	251	189
MS. VERÓNICA PASCUAL BOÉ	120	10	11	0	0	0	0	0	141	140
MR. FRANCISCO JAVIER DE PAZ MANCHO	120	32	125	0	0	0	0	0	277	276
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	0	0	0	0	120	120
MS. MARÍA ROTONDO URCOLA	30	2	3	0	0	0	0	0	35	0
MS. CLAUDIA SENDER RAMÍREZ	120	19	21	0	0	0	0	0	160	141

Consolidated Annual Report 2021	Telefónica, S. A.	499

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance report 5. Annual Report on Remuneration of the Directors 6. Other information

MS. SABINA FLUXÀ THIENEMANN	90	0	0	0	0	0	0	0	90	128
MS. JORDI GUAL SOLÉ	120	22	22	0	0	0	0	0	164	162
MS. IGNACIO MORENO MARTÍNEZ	120	31	45	0	0	0	0	0	196	200

Consolidated Annual Report 2021	Telefónica, S. A.	500

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information
ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of 2021		Financial instruments granted at start of 2021		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2021
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Performance Share Plan (“PSP”) 2019-2022 (Second Cycle)	468,000	468,000	0	0	234,000	234,000	3.8520	901	234,000	0	0
	Performance Share Plan (“PSP”) 2020-2023 (Third Cycle)	267,000	267,000	0	0	0	0	0	0	0	267,000	267,000
	Performance Share Plan (“PSP”) 2021-2024 (First Cycle)	0	0	1,094,000	1,094,000	0	0	0	0	0	1,094,000	1,094,000
	Global Employee Share Plan ("GESP") 2019-2021	167	167	0	0	167	167	3.9315	1	0	0	0
MR. ÁNGEL VILÁ BOIX	Performance Share Plan (“PSP”) 2019-2022 (Second Cycle)	347,000	347,000	0	0	173,500	173,500	3.8520	668	173,500	0	0
	Performance Share Plan (“PSP”) 2020-2023 (Third Cycle)	198,000	198,000	0	0	0	0	0	0	0	198,000	198,000
	Performance Share Plan (“PSP”) 2021-2024 (First Cycle)	0	0	819,000	819,000	0	0	0	0	0	819,000	819,000
	Global Employee Share Plan ("GESP") 2019-2021	167	167	0	0	167	167	3.9315	1	0	0	0

Consolidated Annual Report 2021	Telefónica, S. A.	501

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information
iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system (thousand €)
Mr. José María Álvarez-Pallete López	132
Mr. Ángel Vilá Boix	72

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)
Name	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with consolidated economic rights		Systems with unconsolidated economic rights
	2021 Year	2020 Year	2021 Year	2020 Year	2021 Year	2020 Year	2021 Year	2020 Year
Mr. José María Álvarez-Pallete López	132	132	541	541	1,133	927	10,636	9,389
Mr. Ángel Vilá Boix	72	72	488	488	802	675	8,198	7,170
iv) Details of other items

Name	Item	Remuneration Amount
Mr. José María Álvarez-Pallete López	Health insurance premium	6
Mr. José María Álvarez-Pallete López	Life insurance premium	31
Mr. Ángel Vilá Boix	Health insurance premium	6
Mr. Ángel Vilá Boix	Life insurance premium	24
Mr. Ángel Vilá Boix	Company vehicle	15

Consolidated Annual Report 2021	Telefónica, S. A.	502

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information
b) Remuneration of directors of the listed company for seats on the boards of other subsidiary companies:
i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for member ship of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2021	Total in 2020
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
MR. ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	107	0	0	0	0	0	0	51	158	158
MR. ÁNGEL VILÁ BOIX	0	0	0	0	0	0	0	0	0	0
MR. JUAN IGNACIO CIRAC SASTURAIN	0	0	0	0	0	0	0	0	0	0
MR. PETER ERSKINE	63	0	0	0	0	0	0	0	63	30
MS. CARMEN GARCÍA DE ANDRÉS	0	0	0	0	0	0	0	0	0	0
MS. MARÍA LUISA GARCÍA BLANCO	0	0	0	0	0	0	0	51	51	0
MR. PETER LÖSCHER	100	0	0	0	0	0	0	0	100	74
MS. VERÓNICA PASCUAL BOÉ	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	206	0	0	0	0	0	0	89	295	286
MR. FRANCISCO JOSÉ RIBERAS MERA	0	0	0	0	0	0	0	0	0	0
MS. MARÍA ROTONDO URCOLA	0	0	0	0	0	0	0	0	0	0
MS. CLAUDIA SENDER RAMÍREZ	0	0	0	0	0	0	0	38	38	0
MS. SABINA FLUXÀ THIENEMANN	0	0	0	0	0	0	0	0	0	0
MS. JORDI GUAL SOLÉ	0	0	0	0	0	0	0	0	0	0
MS. IGNACIO MORENO MARTÍNEZ	0	0	0	0	0	0	0	0	0	0

Consolidated Annual Report 2021	Telefónica, S. A.	503

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information
ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of 2021		Financial instruments granted at start of 2021		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2021
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
No data
iii)    Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
No data

Name	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with Consolidated economic rights		Systems with unconsolidated economic rights
	Year 2021	Year 2020	Year 2021	Year 2020	Year 2021	Year 2020	Year 2021	Year 2019
Mr. José María Álvarez-Pallete López	0	0	0	0	178	165	0	0
Mr. Ángel Vilá Boix	0	0	0	0	24	22	0	0
iv) Details of other items

Name	Item	Remuneration Amount
No data

Consolidated Annual Report 2021	Telefónica, S. A.	504

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information
c) Summary of remunerations (thousand €):
This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to each director (thousand €).

	Remuneration accrued in the company					Remuneration accrued in group companies
Name	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2021 company	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2021 group	Total 2021 company + group
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	7,654	902	132	37	8,725	0	0	0	0	0	8,725
MR. ISIDRO FAINÉ CASAS	280	0	0	0	280	0	0	0	0	0	280
MR. JOSÉ MARÍA ABRIL PÉREZ	302	0	0	0	302	0	0	0	0	0	302
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	337	0	0	0	337	158	0	0	0	158	495
MR. ÁNGEL VILÁ BOIX	5,840	669	72	45	6,626	0	0	0	0	0	6,626
MR. JUAN IGNACIO CIRAC SASTURAIN	163	0	0	0	163	0	0	0	0	0	163
MR. PETER ERSKINE	257	0	0	0	257	63	0	0	0	63	320
MS. CARMEN GARCÍA DE ANDRÉS	163	0	0	0	163	0	0	0	0	0	163
MS. MARÍA LUISA GARCÍA BLANCO	165	0	0	0	165	51	0	0	0	51	216
MR. PETER LÖSCHER	251	0	0	0	251	100	0	0	0	100	351
MS. VERÓNICA PASCUAL BOÉ	141	0	0	0	141	0	0	0	0	0	141
MR. FRANCISCO JAVIER DE PAZ MANCHO	277	0	0	0	277	295	0	0	0	295	572
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	120	0	0	0	0	0	120
MS. MARÍA ROTONDO URCOLA	35	0	0	0	35	0	0	0	0	0	35
MS. CLAUDIA SENDER RAMÍREZ	160	0	0	0	160	38	0	0	0	38	198
MS. SABINA FLUXÀ THIENEMANN	90	0	0	0	90	0	0	0	0	0	90

Consolidated Annual Report 2021	Telefónica, S. A.	505

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information

MR. JORDI GUAL SOLÉ	164	0	0	0	164	0	0	0	0	0	164
MR. IGNACIO MORENO MARTÍNEZ	196	0	0	0	196	0	0	0	0	0	196
TOTAL	16,595	1,571	204	82	18,452	705	0	0	0	705	19,157

C.2 Indicate the evolution in the last five years of the amount and percentage variation of the remuneration accrued by each of the directors of the listed company who have held this position during the year, the consolidated results of the company and the average remuneration on an equivalent basis with regard to full-time employees of the company and its subsidiaries that are not directors of the listed company.

	Total amounts accrued and % annual variation
	Year 2021	% variation 2021/2020	Year 2020	% variation 2020/2019	Year 2019	% variation 2019/2018	Year 2018	% variation 2018/2017	Year 2017
Executive directors
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	8,725	68.01	5,193	-6.21	5,537	-0.29	5,553	0.89	5,504
MR. ÁNGEL VILÁ BOIX	6,626	71.17	3,871	-5.45	4,094	-0.51	4,115	132.88	1,767
External directors
MR. ISIDRO FAINÉ CASAS	280	0.00	280	0.00	280	0.00	280	0.00	280
MR. JOSÉ MARÍA ABRIL PÉREZ	302	0.67	300	0.00	300	0.00	300	0.67	298
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	495	-0.60	498	20.00	415	14.64	362	45.97	248
MR. JUAN IGNACIO CIRAC SASTURAIN	163	14.79	142	1.43	140	-0.71	141	0.71	140
MR. PETER ERSKINE	320	13.07	283	4.43	271	1.88	266	-1.85	271
MS. CARMEN GARCÍA DE ANDRÉS	163	-1.81	166	3.11	161	1.90	158	59.60	99
MS. MARÍA LUISA GARCÍA BLANCO	216	31.71	164	3.80	158	54.90	102	-	0
MR. PETER LÖSCHER	351	33.46	263	56.55	168	7.01	157	12.14	140
MS. VERÓNICA PASCUAL BOÉ	141	0.71	140	-	0	-	0	-	0

Consolidated Annual Report 2021	Telefónica, S. A.	506

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information

MR. FRANCISCO JAVIER DE PAZ MANCHO	572	1.78	562	-3.93	585	8.33	540	-4.26	564
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0.00	120	0.00	120	0.00	120	51.90	79
MS. MARÍA ROTONDO URCOLA	35	-	0	-	0	-	0	-	0
MS. CLAUDIA SENDER RAMÍREZ	198	40.43	141	-	0	-	0	-	0
MS. SABINA FLUXÀ THIENEMANN	90	-29.69	128	-7.91	139	-0.71	140	-0.71	141
MR. JORDI GUAL SOLÉ	164	1.23	162	0.62	161	9.52	147	-	0
MR. IGNACIO MORENO MARTÍNEZ	196	-2.00	200	2.56	195	2.63	190	2.15	186
CONSOLIDATED RESULTS OF THE COMPANY	12,095	368.25	2,583	-4.97	2,718	-51.21	5,571	21.19	4,597
AVERAGE EMPLOYEE REMUNERATION	62	31.91	47	-30.88	68	33.33	51	-7.27	55

OBSERVATIONS:
•Mr. José María Álvarez-Pallete López:

(i) The year-on-year variation in remuneration in 2020 compared to 2021 considering ordinary remuneration (i.e. not including extraordinary variable remuneration and without taking into account what is described in point (ii) below), is 16%, derived from the YoY performance variation associated with the Director's variable remuneration. The consolidated result of the company has increased by 368% in 2021 in comparison to 2020.

(ii) The variation shown in the grid is determined by the Executive Chairman's proposal to waive the first cycle of the 2018-2023 Long-Term Incentive Plan, which the Board of Directors agreed not to pay in 2020 as a gesture of responsibility following the effects of COVID-19, and the extraordinary variable remuneration paid to the Executive Chairman in 2021 (see section 5.1.6.D).

(iii) It should be noted that the remuneration accrued in 2021 by the Executive Chairman represents 95.8% of his annual target remuneration, in line with the provisions of the Remuneration Policy approved at the 2021 General Shareholders' Meeting, and his fixed remuneration is the same as the amount paid since 2013 and it was determined for his position as Chief Operating Officer and remained the same after his appointment as Chairman in 2016.

(iv) The remuneration corresponding to 2017 includes the amount of the column "Total year 2017" in section D.1.C of the 2017 Annual Report on Remuneration (€5,358 thousand), plus the amount of contributions to long-term savings schemes with vested economic rights (€146 thousand).

Consolidated Annual Report 2021	Telefónica, S. A.	507

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information
•Mr. Ángel Vila Boix:

(i) The year-on-year variation in remuneration in 2020 compared to 2021 considering ordinary remuneration (i.e. not including extraordinary variable remuneration and without taking into account what is described in point (ii) below), is 15%, derived from the YoY performance variation associated with the director's variable remuneration.

(ii) The variation shown in the grid is determined by the Chief Operating Officer proposal to waive the first cycle of the 2018-2023 Long-Term Incentive Plan, which the Board of Directors agreed not to pay in 2020 as a gesture of responsibility following the effects of COVID-19, and the extraordinary variable remuneration paid to the Chief Operating Officer in 2021 (see section 5.1.6.D).

(iii) It should be noted that the remuneration accrued in 2021 by the Chief Operating Officer represents 98.1% of his annual target remuneration, in line with the provisions of the Remuneration Policy approved at the 2021 General Shareholders' Meeting.

(iv) The 2017 and 2018 figures are not comparable as the Director was appointed on July 26, 2017 and therefore the remuneration relates to the period from July 26 to December 31, 2017. As of 2018 he was a member of the Board for the full financial year.
•Mr José Javier Echenique Landiríbar: In 2018, he started to receive additional remuneration for joining the Boards of Directors of other Telefónica Group companies.

On December 18, 2019, he was appointed Vice-Chairman of the Board of Directors, which increased his fixed remuneration by €80 thousand per annum.

•Ms Carmen García de Andrés and Mr Francisco José Riberas Mera (% variation 2017/2018): The figures provided show the variation between the remuneration actually accrued in 2016 and in 2017. These figures are not comparable as the Directors were appointed on May 4, 2017, and therefore the remuneration relates to the period from May 4 to December 31, 2017. From 2018 onwards they were members of the Board for the full financial year.

•Ms María Luisa García Blanco: The 2018/2019 variation figure shows the difference between the remuneration actually accrued in 2018 and 2019. These figures are not comparable as the Director was appointed on April 25, 2018, and therefore the remuneration relates to the period from April 25 to December 31, 2018. As of 2019 she was a member of the Board for the full financial year.

Regarding the 2020/2021 variation, the increase in remuneration is attributable mainly to Ms. María Luisa Garcia Blanco joining the Advisory Board of Telefónica España in 2021.
•Mr Peter Löscher: In mid-2020, Mr. Löscher started to receive additional remuneration for joining the boards of directors of other companies of the Telefónica Group. As of 2021, he has already received the full remuneration for the entire financial year for belonging to these administrative bodies.

•Ms Claudia Sender Ramírez (% variation 2020/2021): On February 24, 2021, the Director joined the Strategy and Innovation Committee, receiving the corresponding fixed remuneration.

•Ms Sabina Fluxá Thienemann (% variation 2020/2021): The reduction in remuneration is mainly a consequence of Ms. Sabina Fluxá Thienemann's resignation from her position as Director on September 29, 2021.

•Average employee remuneration of Telefónica, S.A. and all of its subsidiaries: In financial year 2019, the average employee remuneration has been calculated on the basis of the personnel expenses included in the consolidated annual accounts for that year, where the cost of the Individual Suspension Plan is included. In this regard, on September 27, 2019,

Consolidated Annual Report 2021	Telefónica, S. A.	508

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information
Telefónica España signed the 2nd Collective Bargaining Agreement for Related Companies (CEV). The present value of the Plan's payment flows, together with the updating of the estimates of the previous plan and the provision associated with the training plan, resulted in a pre-tax expense of EUR 1,732 million.

In 2021, the average remuneration has been calculated on the basis of the personnel expenses included in the consolidated financial statements for that year, which include the cost of the Telefónica España Voluntary Redundancy Plan. The impact of this Plan on personnel expenses amounts to 1,382 million euros before tax.

Consolidated Annual Report 2021	Telefónica, S. A.	509

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information
D. Other Information of Interest
This annual remuneration report has been approved by the Board of Directors of the company on February 23, 2022.
State whether any director has voted against or abstained from approving this report
No

Consolidated Annual Report 2021	Telefónica, S. A.	510

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual corporate governance report 5. Annual report on remuneration of the directors 6. Other information

Chapter 6

Other information

6.1. Liquidity and Capital Resources

6.2. Treasury shares

6.3. Events after close

6.4. Average payment period of the Spanish companies

6.5. Glossary of terms

Consolidated Annual Report 2021	Telefónica, S. A.	511

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance report 5. Annual Report on Remuneration of the Directors 6. Other information
6.1. Liquidity and Capital Resources
Financing
During 2021, Telefónica obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling approximately 6,667 million euros of which 2,954 million euros was at the group level, 1,650 million euros were obtained by the vehicle of the Group’s JV in Germany with Allianz, 1,976 million euros were obtained by the vehicle of the Group’s JV in the UK with Liberty Global plc and 87 million euros were obtained by the vehicle of the Group’s JV in Brazil with CDPQ. Telefónica's financing activity in 2021 was focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities (in an environment of low interest rates).

The main financing transactions carried out in the bond market in 2021 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Móviles Chile, S.A.
Bond	04/15/2021	03/01/2026	90,000	94	CLP	3.600%
Bond	11/18/2021	11/18/2031	500	441	USD	3.537%
The main financing transaction carried out in the bank market in 2021 is as follows:
•On March 26, 2021, Telefónica, S.A. signed and drew down 200 million euros of its bilateral loan and originally scheduled to mature in 2022. On June 28, 2021 an early repayment took place.
•On June 17, 2021, Telefónica Germany GmbH & Co. OHG drew down 300 million euros of its EIB bilateral loan tranche 1 signed on December 18, 2019 and maturing in 2029.
•on July 14, 2021, Telefónica Germany GmbH & Co. OHG drew down 150 million euros of its EIB bilateral loan tranche 2 signed on January 14, 2020 and maturing in 2029.
Availability of funds
As of December 31, 2021, Telefónica’s liquidity, amounting to 24,586 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 12,182 million euros (of which 11,791 million euros maturing in more than 12 months); and cash equivalents and certain current financial assets.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 17, 18 and 19 to the consolidated financial statements.
Contractual commitments
Note 26 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company’s principal activity, and any low value assets and short-term leases related to the Company’s activity, primarily.
Credit risk management
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk. These procedures include:

Consolidated Annual Report 2021	Telefónica, S. A.	512

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
•    Statistical and expert models for customer acquisition that are used to forecast and to manage the customer expected probability of default.
•    Decision tools allowing the implementation of tailored credit strategies by product, channel, geography and type of customer.
•    Continuous monitoring of the payment behavior and solvency of the customer portfolio.
•    Internal and external collection processes designed to increase recovery through differentiated actions by debt age and customer profile.
•    Ongoing controls over the credit risk exposure.
The customer credit risk management strategy is embedded in the day-to-day operational processes guiding both the product and services available for the different customer profile and the management practices all through the customer life-cycle.
Credit rating
At December 31, 2021, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB- stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During 2021, there have not been changes in the long-term credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2020 when Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020 and later, on November 20, 2020 downgraded the rating to “BBB - stable” from “BBB negative”. On November 7, 2016 Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” and on September 5, 2016 Fitch downgraded the rating to “BBB stable” from “BBB+ stable”.
In 2021, measures taken to protect the credit rating included an active portfolio management through the closing of the sale of telecommunications towers division in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), the completion of the sale of the entire share capital of Telefónica de Costa Rica TC and the agreement reached for the sale of the entire share capital of Telefónica Móviles El Salvador.

Telefónica also closed various strategic deals to reinforce its business profile, on one side with Liberty Global plc, with which it has agreed to combine their respective operating businesses in the United Kingdom in a 50-50 joint venture, and on the other side, Telefónica has also closed the agreement reached between Telefónica Chile and KKR Alameda Aggregator for the sale of 60% of the shares of InfraCo, that will provide wholesale connectivity services to Telefónica Chile on InfraCo’s fibre network and have close the agreement with CDPQ for the construction, development and operation of a fibre (FTTH) network in Brazil. Finally, Telefónica Colombia has entered into a sale and purchase agreement on fibre assets with a Colombian company controlled by KKR.
Apart from that, Telefónica decided to maintain the distribution of dividends through two voluntary scrip dividends in 2021 and Telefónica España signed a social pact for employment supported by the largest trade unions that contemplates an individual suspension plan of employment, fully voluntary.
Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.
On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.
In February 2020, Telefónica announced the dividend policy for the year 2020: 0.40 euros per share payable in December 2020 (0.20 euros per share) and in June 2021 (0.20 euros per share).
In May 2020, after the corresponding analyses, it was concluded that the Company had a sufficiently healthy cash position to maintain the previously announced dividends payment. However, for reasons of financial prudence in the context of the COVID-19 health crisis and in order to grant greater flexibility in regard to cash outflows and different alternatives for the shareholders, it was deemed appropriate to propose for approval of the Annual General Shareholders Meeting held on June 12, 2020 the implementation of the payment of sums to be made during this fiscal year 2020 through separate scrip dividends (the “Telefónica Flexible Dividend”), which as is known, provides all shareholders with the choice of receiving the relevant compensation in shares or in cash, at the shareholder’s discretion.
The Annual General Shareholders Meeting held on June 12, 2020 approved the Proposals of the scrip dividend, which were executed in June and December 2020.
In February 2021, Telefónica announced the dividend policy for the year 2021, which consists of an amount of 0.30 euros per share, payable in December 2021 (0.15 euros per share) and in June 2022 (0.15 euros per share).
The Annual General Shareholders Meeting held on April 23, 2021 approved the Proposals of the scrip dividend, which were executed in June and December, 2021.
For the payment in Jun 2022, the adoption of the corresponding corporate resolutions will be proposed to the Annual General Meeting to be held in 2022.

Consolidated Annual Report 2021	Telefónica, S. A.	513

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
6.2. Treasury shares
Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:
•Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.
•Honoring previous legitimate commitments assumed.
•Covering requirements for shares to allocate to employees and management under stock option plans.
•Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).
Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.
For more information see Note 17.h) "Treasury share instruments" of the Consolidated Annual Accounts for the year ended December 31, 2021.

Consolidated Annual Report 2021	Telefónica, S. A.	514

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
6.3. Events after the reporting period
Information concerning events after the reporting period is provided in Note 31 of the Consolidated Annual Accounts for the year ended December 31, 2021.

Consolidated Annual Report 2021	Telefónica, S. A.	515

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
6.4. Average payment period of the Spanish companies
Information concerning average payment period of the Spanish companies is provided in Note 22, "Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5."of the Consolidated Annual Accounts for the year ended December 31, 2021.

Consolidated Annual Report 2021	Telefónica, S. A.	516

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
6.5. Glossary of terms
Below are definitions of certain technical terms used in this Annual Report:
"5G", is a technology succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.
"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, rather than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.
"ARPU" is total mobile service revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.
"Artificial Intelligence" is intelligent tasks carried out by machines.
"AWS" or Amazon Web Services refers to Amazon's service platform offering data base storage, content delivery and other functionalities that can help a business to grow. It is also more secure than a physical server.
"B2B" or business to business is the business segment.
"B2C" or business to customer is the residential segment.
"Bundle" refers to a combination of products that combine fixed services (wirelines, broadband and television) and mobile services.
"CATV" or community antenna television is a system of delivering television programming to consumers via radio frequency (RF) signals transmitted through coaxial cables, or in more recent systems, via light pulses through fibre-optic cables.
"Churn" is the percentage of disconnections over the average customer base in a given period.
"Cloud computing" is a service, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).
"Cloud Phone" is an application that allows the transfer of files between two smartphones in a simple way.
"Commercial activity" includes the addition of new lines, replacement of handsets, migrations and disconnections.
"Connected car" is a vehicle equipped with Internet access and generally through a local wireless network or satellite.
"Convergent" refers to the offer of a fixed service together with a mobile service.
"Data ARPU" is data revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.
"Data revenues" include revenues from mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and SMS/MMS.
"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services over Telefónica's network.
"DTH (Direct-To-Home)" is a technology used for the provision of TV services.
"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), integrated services digital network (ISDN) lines and circuits, "fixed wireless" and Voice over IP accesses.
"FTRs" or Fixed termination rates is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"FTTH" or Fibre to Home is the installation and use of optical fibre from a central point directly to individual buildings such as apartment buildings and businesses to provide high-speed Internet access.
"FTTx" is a generic term for any broadband network architecture that uses optical fibre to replace all or part of the metal local loop.
"GHz" means gigahertz.

Consolidated Annual Report 2021	Telefónica, S. A.	517

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
"ICT" or information communication technology is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.
"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.
"Internet and data accesses", "Fixed broadband accesses" or "FBB accesses" include broadband accesses (including retail asymmetrical digital subscriber line (ADSL), very high bit-rate digital subscriber line (VDSL), satellite, fibre optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.
“IoT” or Internet of Things refers to technologies that allow both mobile and wired systems to communicate with other devices with the same capability.
"IPTV" or Internet Protocol Television refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.
"ISDN" or Integrated Services Digital Network is a format commonly used for transmitting information through a digital high speed connection.
"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.
"LTE" or Long-Term Evolution is a 4G mobile access technology.
"Market share" is the percentage ratio of the number of final accesses over the existing total market in an operating area.
"Mb" means Megabytes.
"MHz" means megahertz.
"MMS" or Multimedia Messaging Service is a standard messaging system allowing mobile phones to send and receive multimedia content, including sound, video and photos.
"Mobile accesses" include accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract, prepay and IoT accesses.
"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).
"MTR" or mobile termination rate is an established mobile network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"MVNO" or mobile virtual network operator is a mobile operator that provides mobile services through another mobile operator. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to its customers.
"Net adds/Net loss" is the difference between the customer base in a certain period compared to a different period.
"OTT services" or over the top services means services provided through the Internet (such as television and video streaming).
"Pay TV" includes cable TV, direct to home satellite TV (DTH) and IPTV.
"PSTN" is Public Switched Telephone Network.
"p.p." means percentage points.
"Revenues" means net sales and revenues from rendering of services.
"Service revenues" are total revenues minus mobile handset sales. Service revenues are mainly related to telecommunication services, especially voice- and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.
"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.
"Smart Wi-Fi" is an application in which users can control their Wi-Fi network and the devices connected to it from their mobile.
"SMS" means short messaging service.
"STB (Set-top box)" is a device that converts a digital television signal to analogue for viewing on a conventional set, or that enables cable or satellite television to be viewed.
"Tbps" means terabytes per second.
"Tracker" is a special server which contains the information needed for users to connect with other users.

Consolidated Annual Report 2021	Telefónica, S. A.	518

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information
"UBB" or Ultra Broadband is the fibre-to-the-premise broadband which is capable of giving a minimum download speed of 100 Mbps and a minimum upload speed of 50 Mbps.
"Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
"VoIP" means voice over Internet protocol.
"VPN" or Virtual Private Network extends a private network across a public network and enables users to send and receive data across shared or public network.
"Wholesale accesses" means accesses Telefónica provides to other companies, who then sell services over such accesses to their residential and corporate clients.
"YoY" or "y-o-y" means year-on-year.

Consolidated Annual Report 2021	Telefónica, S. A.	519

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

Consolidated Annual Report 2021	Telefónica, S. A.	520

Consolidated management Report 2021	1. Strategy and growth model 2. Non-financial Information statement 3. Risks 4. Annual Corporate Governance Report 5. Annual Report on Remuneration of the Directors 6. Other information

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description of it that is included in the attached Report that forms part of the corresponding section of the Annual Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Telefónica, S.A., and its subsidiaries (hereinafter, the Telefónica Group) as at December 31, 2021. This system is based on the criteria and policies defined by the Telefónica Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework" report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and that they are made only in accordance with established authorizations; and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group's assets that could have material effect on the financial information.

Inherent Limitations

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the system, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such that said internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director's responsibility

The Directors of Telefónica, S.A. are responsible for taking the necessary measures to reasonably ensure the implementation, maintenance and supervision of an appropriate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements to that system and the preparation and establishment of the content of the information relating to the ICFR attached.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es 1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Consolidated Annual Report 2021	Telefónica, S. A.	521

pwc

Our Responsability

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Telefónica Group Internal Control over Financial Reporting, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with "International Standard on Assurance Engagements 3000 (ISAE 3000)" (Revised), "Assurance Engagements other than Auditing or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the Accounting Professionals Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behaviour.

Our firm applies the "International Standard on Quality Control 1 (ISQC 1)" and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, the Telefónica Group maintained, as at December 31, 2021, in all material respects, an effective Internal Control over Financial Reporting for the period ended at December 31, 2021, which is based on the criteria and the policies defined by the Telefónica Group's management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework" report.

In addition, the attached description of the ICFR Report as at December 31, 2021 has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, the most recent being Circular 3/2021 of September 28, for purposes of the description of the ICFR requirements in the Annual Corporate Governance Reports.

This work does not constitute an audit nor is it subject to the regulations governing the audit activity in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations.

PricewaterhouseCoopers Auditores, S.L.

Virginia Arce Peralta

February 25, 2022

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 25, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer